As filed with the Securities and Exchange Commission on February 2, 2010
Registration No. 333-162366

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4
to
Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PostRock Energy Corporation
(Exact name of Registrant as specified in its charter)

Delaware	1311	27-0981065
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David C. Lawler
President
PostRock Energy Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Davidson Laura Lanza Tyson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	Scott J. Davis William R. Kucera Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600	Patrick J. Respeliers Stinson Morrison Hecker, LLP 1201 Walnut, Suite 2900 Kansas City, Missouri 64106 (816) 842-8600

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Agreement and Plan of Merger, as amended, included as Annex A to the enclosed joint proxy statement/prospectus have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
                                                                            (Do not check if a smaller reporting company)

     If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2010
PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

RECOMBINATION PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear QRCP Stockholders and QELP Unitholders:

The board of directors of Quest Resource Corporation (“QRCP”), the special committee of the board of QRCP, the board of directors of Quest Energy GP, LLC (“QEGP”), which is the general partner of Quest Energy Partners, L.P. (“QELP”), and the conflicts committee of the board of QEGP have each unanimously approved mergers recombining QRCP, QELP and Quest Midstream Partners, L.P. (“QMLP”). Following the recombination, each of these entities will be owned by a new Delaware corporation, PostRock Energy Corporation (“PostRock”). Upon consummation of the recombination, PostRock common stock is expected to be listed on the Nasdaq Global Market under the symbol “PSTR.”

The boards of QRCP and QEGP, the QRCP special committee and the QEGP conflicts committee believe the recombination is critical to the future success of the entities. QRCP, QELP and QMLP are all in difficult economic circumstances. The boards and committees of QRCP and QEGP believe that their ability to avoid filing for bankruptcy will be substantially enhanced if the recombination is completed. They also believe that, under the current difficult economic environment and given the issues facing QRCP, QELP and QMLP, the costs and burdens of maintaining the current structure of three separate companies significantly outweigh the benefits. Recombining the three companies will eliminate many of these costs and burdens and will allow management and the board of the combined entity to substantially increase their focus on stabilizing and working to grow the companies’ respective businesses, thereby providing considerable upside potential to QRCP stockholders and QELP unitholders as stockholders of the combined company.

As described in the attached joint proxy statement/prospectus, immediately following the recombination, former QRCP stockholders will own approximately 23% of the common stock of PostRock, former QELP common unitholders (other than QRCP) will own approximately 33% of the common stock of PostRock, and former QMLP common unitholders will own approximately 44% of the common stock of PostRock.

QRCP is holding its annual meeting of stockholders on March 9, 2010 and QELP is holding a special meeting of its common unitholders on March 9, 2010. At these meetings, QRCP stockholders and QELP common unitholders will be asked to approve the merger agreement and the merger involving their entity, and to approve a new equity incentive plan to be used by PostRock. QRCP’s stockholders will also elect directors and act on other matters normally considered at its annual meeting. Information about these meetings, your merger and the recombination is contained in this joint proxy statement/prospectus. We encourage you to read this entire joint proxy statement/prospectus, including the annexes, carefully.

The board of directors of QRCP, acting on the unanimous recommendation of the QRCP special committee, has unanimously determined that the merger agreement and the merger of a wholly-owned subsidiary of PostRock with and into QRCP are advisable, fair to and in the best interests of QRCP and the holders of QRCP common stock and has approved and adopted the merger agreement and the QRCP merger. The QRCP board of directors, acting on the unanimous recommendation of the special committee, unanimously recommends that the QRCP stockholders vote FOR the approval of the merger agreement and the QRCP merger.

The board of directors of QEGP, acting on the unanimous recommendation of the QEGP conflicts committee, has unanimously determined that the merger agreement and the merger of a wholly-owned subsidiary of QRCP with and into QELP are advisable, fair to and in the best interests of QELP and the holders of QELP common units (other than QEGP and its affiliates) and has approved the merger agreement and the QELP merger. The QEGP board of directors and the conflicts committee unanimously recommend that the holders of QELP common units (other than QEGP and its affiliates) vote FOR the approval and adoption of the merger agreement and the QELP merger.

This joint proxy statement/prospectus contains detailed information about the meetings, the proposed recombination and the other proposals, and we urge you to read it carefully. In particular, you should read the “Risk Factors” section beginning on page 27 for a description of various risks you should consider in evaluating the proposed recombination.

EVERY VOTE IS IMPORTANT. Whether or not you plan to attend your meeting, please take the time to vote by following the instructions on your proxy card as soon as possible. If your QRCP shares or QELP common units are held in “street name,” please instruct your broker or bank how to vote your shares or common units.

Thank you and we look forward to seeing you at your meeting.

Sincerely, David Lawler President and Chief Executive Officer Quest Resource Corporation	Sincerely, Gary Pittman Chairman of the Board of Directors Quest Energy GP, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the recombination or the other transactions described in this joint proxy statement/prospectus nor have they approved or disapproved the issuance of PostRock common stock in connection with the recombination, or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated          , and, together with the accompanying proxy card, is first being mailed to stockholders of QRCP and unitholders of QELP on or about          .

QUEST RESOURCE CORPORATION
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held March 9, 2010

To the Stockholders of Quest Resource Corporation:

You are cordially invited to attend the 2009 annual meeting of stockholders of Quest Resource Corporation (“QRCP”) to be held on March 9, 2010, at 8:00 a.m., Central Time, at the Ronald J. Norick Downtown Library, located at 300 Park Avenue, 4th Floor, Oklahoma City, Oklahoma 73102, to consider and vote upon the following proposals:

•	approve (1) the Agreement and Plan of Merger, dated as of July 2, 2009 and amended as of October 2, 2009, among PostRock Energy Corporation (previously named New Quest Holdings Corp.), QRCP, Quest Midstream Partners, L.P., Quest Energy Partners, L.P. (“QELP”), Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus; and (2) the merger of Quest Resource Acquisition Corp. with and into QRCP, with QRCP surviving, as contemplated by such merger agreement;

•	approve the PostRock Energy Corporation 2010 Long-Term Incentive Plan, a copy of which is attached as Annex B to this joint proxy statement/prospectus, to be in effect following the consummation of the recombination contemplated by the merger agreement;

•	re-elect four directors to serve as members of QRCP’s board of directors until QRCP’s next annual meeting of stockholders or until their successors are duly elected and qualified;

•	approve any proposal that may be presented to adjourn the annual meeting to a later date to solicit additional proxies in the event there are insufficient votes in favor of any of the foregoing proposals; and

•	transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

If the merger agreement and merger described in the first bullet point above are approved and the recombination contemplated by the merger agreement is consummated, the QRCP directors elected pursuant to the proposal in the third bullet above will serve only until the recombination is consummated. Also, the proposal described in the second bullet will be implemented only if the recombination is consummated and if the proposal is approved by the QRCP stockholders and QELP common unitholders (other than QRCP) as described in the accompanying joint proxy statement/prospectus. For more information about the proposals and the annual meeting, please review the accompanying joint proxy statement/prospectus.

QRCP’s board of directors has fixed the close of business on February 1, 2010 as the record date for the determination of stockholders entitled to receive notice of and to vote at the annual meeting and adjournments or postponements thereof.

Your vote is important. Please complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the annual meeting and to ensure the presence of a quorum at the annual meeting. A self-addressed envelope is enclosed for these purposes. Alternatively, you may vote by telephone or internet. If you attend the annual meeting, you may vote personally on all matters, and in that event, the proxy will not be voted.

Please do not send any stock certificates at this time. If the recombination is consummated, we will notify you of the procedures for exchanging QRCP stock certificates for shares of PostRock Energy Corporation common stock.

By Order of the Board of Directors

Melissa Bullard
Secretary

QUEST ENERGY PARTNERS, L.P.
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

NOTICE OF SPECIAL MEETING OF COMMON UNITHOLDERS
To Be Held March 9, 2010

To the Common Unitholders of Quest Energy Partners, L.P.:

You are cordially invited to attend the special meeting of common unitholders of Quest Energy Partners, L.P. (“QELP”) to be held on March 9, 2010, at 9:00 a.m., Central Time, at the Ronald J. Norick Downtown Library, located at 300 Park Avenue, 4th Floor, Oklahoma City, Oklahoma 73102, to consider and vote upon the following proposals:

•	approve and adopt (1) the Agreement and Plan of Merger, dated as of July 2, 2009 and amended as of October 2, 2009, among PostRock Energy Corporation (previously named New Quest Holdings Corp.), Quest Resource Corporation (“QRCP”), Quest Midstream Partners, L.P., QELP, Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus; and (2) the merger of Quest Energy Acquisition, LLC with and into QELP, with QELP surviving, as contemplated by such merger agreement;

•	approve the PostRock Energy Corporation 2010 Long-Term Incentive Plan, a copy of which is attached as Annex B to this joint proxy statement/prospectus, to be in effect following the consummation of the recombination contemplated by the merger agreement; and

•	transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The proposal described in the second bullet will be implemented only if the recombination contemplated by the merger agreement is consummated and if the proposal is approved by the QRCP stockholders and QELP common unitholders (other than QRCP) as described in the accompanying joint proxy statement/prospectus. For more information about the proposals and the special meeting, please review the accompanying joint proxy statement/prospectus.

The board of directors of Quest Energy GP, LLC, the general partner of QELP, has fixed the close of business on February 1, 2010 as the record date for the determination of common unitholders entitled to receive notice of and to vote at the special meeting and adjournments or postponements thereof.

Your vote is important. Please complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the special meeting and to ensure the presence of a quorum at the special meeting. A self-addressed envelope is enclosed for these purposes. Alternatively, you may vote by telephone or internet. If you attend the special meeting, you may vote personally on all matters, and in that event, the proxy will not be voted.

Please do not send any unit certificates at this time. If the recombination is consummated, we will notify you of the procedures for exchanging QELP unit certificates for shares of PostRock Energy Corporation common stock.

By Order of the Board of Directors
of Quest Energy GP, LLC

Melissa Bullard
Secretary

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IMPORTANT NOTE ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, of (a) QRCP with respect to the solicitation of proxies for the annual meeting of QRCP stockholders to, among other things, approve the merger agreement and the QRCP merger contemplated thereby, approve the PostRock 2010 long-term incentive plan and re-elect four directors of QRCP, and (b) QELP with respect to the solicitation of proxies for the special meeting of QELP common unitholders to, among other things, approve and adopt the merger agreement and the QELP merger contemplated thereby, and approve the PostRock 2010 long-term incentive plan. This joint proxy statement/prospectus is also a prospectus of PostRock under Section 5 of the Securities Act of 1933, as amended, for the shares of PostRock common stock that PostRock will issue to the QRCP stockholders, the QELP common unitholders (other than QRCP) and the QMLP common unitholders in the recombination pursuant to the merger agreement.

QRCP, QELP, QMLP and PostRock have not authorized anyone to give any information or make any representation about the recombination, QRCP, QELP, QMLP, PostRock or any matter to be considered at the meetings that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone distributes additional or different information, you should not rely on it. QRCP and QELP have retained Georgeson Inc. to serve as information agent and proxy solicitor in connection with the meetings and the recombination and have authorized Georgeson, on their behalf, to make calls and provide information to QRCP stockholders and QELP common unitholders. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

In addition, important business, financial and other information about QRCP, QELP and QMLP is contained in the annual and quarterly reports of QRCP and QELP attached to this joint proxy statement/prospectus as Annexes F, G, H and I. We have included the audited consolidated balance sheets of QRCP as of December 31, 2008, 2007 and 2006 and the related consolidated statements of operations, cash flows and stockholders’ (deficit) equity for each of the four years in the period ended December 31, 2008 in this joint proxy statement/prospectus beginning on page F-12. Those financial statements are different from the audited consolidated financial statements included in QRCP’s annual report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F. The audited consolidated financial statements of QRCP beginning on page F-12 of this joint proxy statement/prospectus include additional disclosures on page F-83 regarding revisions of previous estimates of proved reserves from December 31, 2007 to December 31, 2008 and reflect the adoption of Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 and, as such, supersede the audited financial statements contained in QRCP’s annual report on Form 10-K/A.

QUESTIONS AND ANSWERS ABOUT THE RECOMBINATION AND THE MEETINGS

Below are brief answers to questions you may have concerning the transactions described in this joint proxy statement/prospectus, the annual meeting of QRCP stockholders and the special meeting of QELP common unitholders. These questions and answers do not, and are not intended to, address all of the information that may be important to you. You should read this entire joint proxy statement/prospectus carefully, including the attached annexes.

Q:	Why am I receiving this document?

A:	This joint proxy statement/prospectus is being used:

(1) by QRCP to solicit proxies to be used at its 2009 annual meeting of stockholders;

(2) by QELP to solicit proxies to be used at its special meeting of common unitholders; and

(3)	by PostRock in connection with its offering of shares of its common stock to holders of QRCP common stock, QELP common units (other than QRCP) and QMLP common units as part of the recombination.

Q:	When and where are the meetings?

A:	The annual meeting of QRCP stockholders will take place at 8:00 a.m., local time, on March 9, 2010, at the Ronald J. Norick Downtown Library, located at 300 Park Avenue, 4th Floor, Oklahoma City, Oklahoma 73102. The special meeting of QELP common unitholders will take place at 9:00 a.m., local time, on March 9, 2010, at the same location.

Q:	What am I being asked to vote on?

A:	The QRCP stockholders and the QELP common unitholders are being asked to consider and vote on a proposal to approve, and in the case of QELP adopt, the merger agreement and the applicable merger in the recombination, as a result of which QRCP, QELP and QMLP will become wholly-owned subsidiaries of PostRock, and the QRCP stockholders, the QELP common unitholders (other than QRCP) and the QMLP common unitholders will become stockholders of PostRock.

To satisfy the stockholder approval policy of the Nasdaq Stock Market, Inc., where the PostRock common stock is expected to be listed following the recombination, and, in the case of QRCP, to satisfy certain stockholder approval requirements of the Internal Revenue Code, the QRCP stockholders and the QELP common unitholders (other than QRCP) are also being asked to consider and vote on a proposal to approve a new long-term incentive plan of PostRock to be in effect following the consummation of the recombination to make incentive compensation awards to directors, officers and employees of PostRock.

In addition, the QRCP stockholders are being asked to consider and vote on a proposal to re-elect four directors to serve as members of QRCP’s board of directors until the 2010 annual meeting of QRCP stockholders or until their successors are duly elected and qualified. If the merger agreement is approved and the recombination is consummated, the QRCP directors elected will serve only until the recombination is consummated, although it is currently intended that two of these directors will serve as directors of PostRock upon consummation of the recombination.

QRCP stockholders may also be asked to consider and vote on a proposal to adjourn their meeting to a later date to solicit additional proxies in the event there are insufficient votes in favor of any of the foregoing proposals.

Q:	What is the recombination?

A.	The recombination is a series of transactions that will occur if the merger agreement receives all necessary approvals of the stockholders of QRCP and the unitholders of QELP and QMLP and the other closing conditions are satisfied or waived. The most important transactions that will occur as part of the recombination are:

• a wholly-owned subsidiary of PostRock will merge with and into QRCP (the “QRCP merger”) and QRCP common stockholders will receive shares of PostRock in exchange for their QRCP common stock;

• a wholly-owned subsidiary of QRCP will merge with and into QELP (the “QELP merger”) and QELP common unitholders (other than QRCP) will receive shares of PostRock in exchange for their QELP common units; and

• QMLP will merge with and into a wholly-owned subsidiary of QRCP (the “QMLP merger”) and QMLP common unitholders will receive shares of PostRock in exchange for their QMLP common units.

There are other transactions that will occur as part of the recombination. You should read “The Merger Agreement” for a description of these other transactions.

Q:	If the recombination is consummated, what will each holder of QRCP common stock, QELP common units or QMLP common units receive?

A:	If the recombination is consummated, each holder of QRCP common stock will receive 0.0575 shares of PostRock common stock for each share of QRCP common stock; each holder of QELP common units (other than QRCP) will receive 0.2859 shares of PostRock common stock for each common unit of QELP; and each holder of QMLP common units will receive 0.4033 shares of PostRock common stock for each common unit of QMLP. The subordinated units and the incentive distribution rights in each of QELP and QMLP will be cancelled in the recombination for no consideration. In addition, the general partner interests in QELP will remain outstanding (but will be cancelled for no additional consideration in a subsequent step in the recombination), and the general partner interests in QMLP will be converted into shares of PostRock common stock equal to approximately 0.14% of the PostRock common stock to be issued in the recombination. Such shares are to be transferred to the QMLP common unitholders who also are the holders of the 15% interest in Quest Midstream GP, LLC, the general partner of QMLP, not held by QRCP. Any fractional shares of PostRock common stock that would be issued will be rounded up to the nearest whole share. Immediately following the recombination, former QRCP stockholders will own approximately 23% of the common stock of PostRock, former QELP common unitholders (other than QRCP) will own approximately 33% of the common stock of PostRock, and former QMLP common unitholders will own approximately 44% of the common stock of PostRock.

Q:	What constitutes a quorum for the QRCP annual meeting and the QELP special meeting?

A:	At the QRCP annual meeting, one-third of the outstanding shares of common stock entitled to vote, represented in person or by proxy, will constitute a quorum. At the QELP special meeting, the holders of a majority of the outstanding common units, represented in person or by proxy, will constitute a quorum.

If a quorum of QRCP stockholders is not present in person or by proxy at the QRCP annual meeting, the annual meeting may be adjourned by the chairperson of the annual meeting or a majority of the shares represented at the meeting without further notice. If a quorum of the holders of QELP common units is not present in person or by proxy at the QELP special meeting, the special meeting may be adjourned by QEGP or the chairperson of the meeting designated by QEGP or upon the affirmative vote of the holders of a majority of the outstanding QELP common units entitled to vote at such meeting (which, for purposes of the vote regarding adjournment, includes QELP common units owned by QEGP) and represented in person or by proxy.

Q:	What vote is required to approve each proposal?

A:	Approval of the merger agreement and the QRCP merger requires the affirmative vote of the holders of a majority of the shares of QRCP common stock outstanding and entitled to vote as of the record date for the QRCP annual meeting. QRCP directors are elected by a plurality of the votes cast by the holders of QRCP common stock, and the four nominees who receive the highest number of affirmative votes will be elected. Passage of any proposal that may be presented to adjourn the QRCP annual meeting to a later date to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals requires the affirmative vote of the holders of a majority of the votes of shares of QRCP common stock cast on the proposal.

Approval and adoption of the merger agreement and the QELP merger requires the affirmative vote of the holders of a majority of the QELP common units outstanding as of the record date for the QELP special meeting (other than common units owned by QEGP and its affiliates), voting as a class. Approval and adoption of the merger agreement and the QELP merger also requires the affirmative vote of the holders of a majority of the QELP subordinated units, voting as a class. Pursuant to a support agreement entered into at the time of execution of the merger agreement, as amended, a composite copy of which is attached as Annex C to this joint proxy statement/prospectus, QRCP agreed, subject to the terms of the support agreement, to vote all of the QELP subordinated units held by it in favor of the proposal to approve and adopt the merger agreement and the QELP merger. Since QRCP holds all of the QELP subordinated units, it is intended that this approval will be obtained by written consent rather than at the special meeting.

Approval and adoption of the merger agreement and the QMLP merger requires the affirmative vote of the holders of a majority of the outstanding QMLP common units (other than common units owned by QMGP and its affiliates), voting as a class. Approval and adoption of the merger agreement and the QMLP merger also requires the affirmative vote of the holders of a majority of the outstanding QMLP subordinated units, voting as a class. Pursuant to the support agreement, the holders of approximately 73% of the common units and all of the subordinated units of QMLP have agreed, subject to the terms of the support agreement, to vote in favor of the approval and adoption of the merger agreement and the QMLP merger. Accordingly, unless the support agreement is terminated in accordance with its terms, the requisite QMLP unitholder approval is assured.

QRCP is seeking approval of the PostRock 2010 long-term incentive plan to satisfy applicable requirements of Sections 162(m) and 422 of the Internal Revenue Code. For these purposes, approval of the plan requires the affirmative vote of the holders of a majority of the shares of QRCP common stock cast on the proposal. In addition, QRCP and QELP are seeking approval of the PostRock 2010 long-term incentive plan to satisfy the stockholder approval policy of the Nasdaq Stock Market, Inc. Under that policy, approval of the plan requires the affirmative vote of the holders of a majority of the shares of QRCP common stock and QELP common units (other than units held by QRCP) in the aggregate, in each case on a PostRock equivalent share basis, cast on the proposal. To calculate the votes cast for and against the proposal for purposes of the policy, the total number of votes cast for and against by the holders of QRCP common stock will be multiplied by 0.0575 (the exchange ratio applicable to the QRCP merger), and the total number of votes cast for and against by the holders of QELP common units will be multiplied by 0.2859 (the exchange ratio applicable to the QELP merger).

Q:	What if I do not vote on the matters to be acted on at the meeting?

A:	If you are a QRCP stockholder and you withhold your vote or fail to vote your shares in the re-election of four current directors nominated to continue serving as members of QRCP’s board, your withholding or failure to vote will have no effect on the outcome. If you are a QRCP stockholder or a QELP common unitholder and you abstain or fail to vote your shares or common units in favor of approval of the merger agreement and the applicable merger, your abstention or failure to vote will have the same effect as voting your QRCP shares or QELP common units against the proposal. An abstention or failure to vote your shares or common units in favor of approval of the PostRock 2010 long-term incentive plan or any proposals to adjourn the meeting (for QRCP stockholders) will have no effect on the outcome. If you sign and return your proxy card or cards but do not indicate how you want to vote on director elections (for QRCP stockholders), the merger agreement and the applicable merger, the PostRock 2010 long-term incentive plan or any adjournment of the meeting (for QRCP stockholders), your proxy will be counted as a vote in favor of election of the four directors (for QRCP stockholders) and approval of such other proposals.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained in this joint proxy statement/prospectus, please complete, vote and sign your proxy card or proxy cards and return it or them in the enclosed postage-paid envelope as soon as possible so that your shares or common units may be represented at your meeting. Alternatively, you may cast your vote by telephone or internet by following the instructions on your proxy card. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card, or on the voting instruction form provided by the record holder if your shares or common units are held in the name of your broker or other nominee, even if you currently plan to attend your meeting in person.

Q:	If my shares or common units are held in “street name” by a broker or other nominee, how will my shares or common units be treated if I fail to provide my broker or nominee with instructions on how to vote?

A:	If you are a QRCP stockholder and you do not provide your broker with instructions on how to vote your “street name” shares or appear and vote in person at the QRCP annual meeting, your broker will be permitted to vote them in favor of the re-election of four current directors nominated to continue serving as members of QRCP’s board, and, in the case your broker votes, your shares will be counted towards a quorum at the annual meeting, but your broker will not be permitted to vote them on the proposals related to the approval of the merger agreement and the QRCP merger, the PostRock 2010 long-term incentive plan or any proposals to adjourn your meeting.

If you are a QELP common unitholder and you do not provide your broker with instructions on how to vote your “street name” common units or appear and vote in person at the QELP special meeting, your common units will not be counted towards a quorum at the meeting, and your broker will not be permitted to vote them on the proposals related to the approval of the merger agreement and the QELP merger and the PostRock 2010 long-term incentive plan.

Unless you appear and vote in person at your meeting, failure to provide your broker with instructions on how to vote your QRCP shares or QELP common units will effectively be treated as voting against approval of the merger agreement and the applicable merger, but will have no effect on the outcome of the approval of the PostRock 2010 long-term incentive plan or any proposals to adjourn the meeting (for QRCP stockholders). You should therefore be sure to provide your broker with instructions on how to vote your shares or common units. You should check the voting form used by your broker to see if your broker offers telephone or internet voting. If your broker holds your shares or common units and you plan to attend and vote at your meeting, please bring a letter from your broker identifying you as the beneficial owner of the shares or common units and authorizing you to vote.

Q:	What if I want to change my vote?

A:	If you are a QRCP stockholder of record or a QELP common unitholder of record, you may revoke your proxy by sending a later-dated, signed proxy card so that it is received prior to your meeting, or by attending your meeting and voting in person. You may also revoke your proxy by sending a notice of revocation that is received prior to your meeting to the Secretary of QRCP or QEGP, as applicable, at the address set forth under “The Companies” on page 6. You may also change your vote by telephone or internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote. If your shares or common units are held in “street name” by a broker or other nominee, you should follow the instructions provided by your broker or other nominee to change your vote.

Q:	If I own both QRCP common stock and QELP common units, can I vote for one merger and against the other merger?

A:	Yes. Although this joint proxy statement/prospectus relates to both mergers, each meeting is separate and if you own both QRCP common stock and QELP common units, you will receive proxy materials for both mergers and you may vote in favor of both mergers, against both mergers, in favor of one merger and against the other merger or abstain from voting on one or both mergers (which will have the same effect as a vote against the mergers). If one of the three mergers contemplated by the merger agreement is not approved by the applicable stockholders or unitholders, the recombination will not be consummated.

Q:	What if the proposed recombination is not completed?

A:	It is possible that the proposed recombination will not be completed. The recombination will not be completed if all closing conditions are not satisfied or waived. If the recombination is not completed, QRCP and QELP will each remain a public company or partnership. The QRCP common stock and the QELP common units may, however, be delisted by NASDAQ for failure to satisfy its listing criteria. In addition, the failure to complete the recombination may adversely affect the ability of QRCP and QELP to continue as going concerns. See “Risk Factors — Risks Related to the Financial Condition of QRCP, QELP and QMLP — QRCP’s and QELP’s independent registered public accounting firm has expressed substantial doubt about the ability of QRCP and

QELP to continue as going concerns and there can be no assurance that PostRock’s independent auditor will not express doubt about PostRock’s ability to continue as a going concern.”

If the merger agreement is terminated based on a party’s breach of, or failure to perform, any covenant or agreement, the breaching party is obligated to reimburse the other parties for their expenses up to $750,000 in the aggregate for each other party. In addition, each party has agreed to pay each of the other parties a termination fee of $250,000 (for an aggregate of $500,000) if the merger agreement is terminated in the circumstances described under “The Merger Agreement — Expenses and Termination Fees.”

Whether or not the recombination is consummated, the costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid on the basis of 10% by QRCP, 45% by QELP and 45% by QMLP, except that all costs and expenses of mailing this joint proxy statement/prospectus to, and soliciting proxies (including fees of proxy solicitors) from, the QRCP stockholders and the QELP unitholders will be paid 50% by QRCP and 50% by QELP, and all costs and expenses of mailing this joint proxy statement/prospectus to, and soliciting proxies, if any, from, the QMLP unitholders will be paid by QMLP.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares or common units in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares or common units. If you are a holder of record and your shares or common units are registered in more than one name, you will receive more than one proxy card. In addition, if you are a stockholder of QRCP and a common unitholder of QELP, you will receive one or more separate proxy cards or voting instruction cards for each company. For the convenience of persons who hold both QRCP common stock and QELP common units and who will receive proxy materials for both transactions, we will distinguish the proxy cards by mailing white proxy cards for the QRCP annual meeting and blue proxy cards for the QELP special meeting. Please follow the instructions and vote in accordance with each proxy card and voting instruction card you receive.

Q:	Should I send in my share or unit certificates now?

A:	No. If the recombination is completed, we will send the former stockholders of QRCP and the former common unitholders of QELP and QMLP a letter of transmittal with detailed written instructions for exchanging their share or common unit certificates. PostRock shares will be in uncertificated, book-entry form unless a physical certificate is requested by the holder. Please do not send your certificates now.

Q:	Do I have appraisal or dissenters’ rights?

A:	No. QRCP stockholders will not have appraisal or dissenters’ rights under either the QRCP articles of incorporation or Nevada law, and QELP and QMLP unitholders will not have appraisal or dissenters’ rights under either their respective partnership agreements or Delaware law.

Q:	Who can answer any questions I may have about the meetings or the recombination?

A:	QRCP and QELP have retained Georgeson Inc. to serve as an information agent and proxy solicitor in connection with the meetings and the recombination. You may call Georgeson toll-free at (888) 666-2585 with any questions you may have. Banks and brokers may call (212) 440-9800.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS OF QRCP TO BE HELD ON MARCH 9, 2010.

The joint proxy statement/prospectus and annual report to QRCP stockholders are available at www.investorvote.com/QRCP.

QRCP will furnish an additional copy of QRCP’s Annual Report, excluding exhibits, without charge to any stockholder upon written request. QRCP will furnish copies of the exhibits to the Annual Report upon written request and payment of QRCP’s reasonable expenses in furnishing such exhibits. Such written request should be directed to the Secretary of Quest Resource Corporation, 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that is important to you. We encourage you to read carefully this joint proxy statement/prospectus in its entirety, including the full text of the attached annexes. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary. We have defined certain oil and gas industry terms used in this joint proxy statement/prospectus in Annex J.

The Companies

PostRock Energy Corporation
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

PostRock Energy Corporation is a Delaware corporation formed on July 1, 2009 under the name New Quest Holdings Corp. solely for the purpose of effecting the recombination. On October 2, 2009, the corporation changed its name to PostRock Energy Corporation. PostRock has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement. Following the recombination, PostRock will own QRCP, QELP and QMLP as direct or indirect wholly-owned subsidiaries and will have no significant assets other than the stock or other voting securities of its subsidiaries. For additional information about PostRock following the recombination, please see “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business of PostRock.”

Quest Resource Corporation
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

Quest Resource Corporation (NASDAQ: QRCP) is a Nevada corporation that is an integrated independent energy company involved in the acquisition, development, gathering, transportation, exploration, and production of oil and natural gas. QRCP’s principal operations and producing properties are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma and the Appalachian Basin in West Virginia, Pennsylvania and New York. QRCP conducts substantially all of its production operations through QELP and its natural gas transportation and gathering operations through QMLP. QRCP’s Cherokee Basin operations are currently focused on developing coal bed methane, or CBM, gas production through QELP, which is served by a gas gathering pipeline network owned by QMLP. QRCP’s Appalachian Basin operations are primarily focused on the development of the Marcellus Shale through Quest Eastern Resource LLC, a wholly-owned subsidiary of QRCP (“Quest Eastern”), and QELP. As of September 30, 2009, excluding assets held by QELP and QMLP, QRCP’s assets consisted of approximately 44,779 net acres, five gross wells in various stages of completion, one producing gross well and approximately 183 miles of gas gathering pipeline in the Appalachian Basin owned by Quest Eastern. As of December 31, 2008, excluding reserves held by QELP, QRCP had a total of approximately 7.7 Bcfe of estimated net proved reserves with estimated future net cash flows discounted at 10% of $8.0 million. As of such date, excluding reserves held by QELP, approximately 22.1% of QRCP’s estimated net proved reserves were proved developed and 99.0% were natural gas. Additionally, QRCP holds an approximate 55.5% limited partner interest in QELP, all of the membership interests in QEGP, an approximate 35.4% limited partner interest in QMLP, and 85% of the membership interests in QMGP.

Quest Energy Partners, L.P.
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

Quest Energy Partners, L.P. (NASDAQ: QELP) is a Delaware limited partnership that was formed in July 2007 by QRCP to acquire, exploit, and develop oil and natural gas properties and to acquire, own, and operate related assets. QELP’s principal operations and producing properties are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma and the Appalachian Basin in West Virginia and New York. QELP’s Cherokee Basin operations are currently focused on developing CBM gas production. QELP’s Appalachian Basin operations are primarily focused on the development of the Marcellus Shale. As of September 30, 2009, QELP’s assets consisted of approximately 537,298 net acres and over 3,000 wells capable of production. As of December 31, 2008, QELP had a total of approximately 167.1 Bcfe of estimated net proved reserves with estimated future net cash flows discounted at 10% of $156.1 million. As of such date, approximately 83.2% of the estimated net proved reserves were proved developed and 97.6% were natural gas. Net production from properties held by QELP for the nine months ended September 30, 2009 was approximately 16.5 Bcfe.

Quest Midstream Partners, L.P.
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

Quest Midstream Partners, L.P. is a Delaware limited partnership formed in December 2006 by QRCP to own, operate and acquire midstream energy assets. At its formation, QMLP acquired from QRCP its natural gas gathering pipelines and related facilities that serve the Cherokee Basin of southeastern Kansas and northeastern Oklahoma, which we refer to as either the Bluestem gas gathering system or the Bluestem System. QMLP provides natural gas gathering, compression and treating services to QELP, which currently provides over 90% of the natural gas that QMLP gathers on the Bluestem gas gathering system, and to other producers in the Cherokee Basin. The Bluestem gas gathering system consists of approximately 2,173 miles of pipeline with a maximum daily throughput of approximately 85 Mmcf/d. Currently, it is operating at about 80% capacity. QMLP also owns and operates an interstate pipeline referred to as the KPC Pipeline, which transports natural gas from northern Oklahoma and western Kansas to the metropolitan Wichita, Kansas and Kansas City, Missouri markets. The KPC Pipeline consists of approximately 1,120 miles of natural gas pipeline, three compressor stations with a total of 14,680 horsepower and a throughput capacity of approximately 160 Mmcf/d.

Quest Energy GP, LLC
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

Quest Energy GP, LLC (“QEGP”) is a Delaware limited liability company and a wholly-owned subsidiary of QRCP. As the general partner of QELP, QEGP conducts the business of and manages the operations of QELP, and QEGP’s board of directors and officers make decisions on QELP’s behalf. QEGP owns a 2% general partner interest and all of the incentive distribution rights of QELP.

Quest Midstream GP, LLC
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

Quest Midstream GP, LLC (“QMGP”) is a Delaware limited liability company and the general partner of QMLP. QRCP owns 85% of the membership interests of QMGP, and certain investors who also are common unitholders of QMLP own the remaining 15% of the membership interests. QMGP conducts the business of and manages the operations of QMLP, and QMGP’s board of directors and officers make decisions on QMLP’s behalf. QMGP owns a 2% general partner interest and all of the incentive distribution rights of QMLP.

The Meetings

The QRCP Annual Meeting of Stockholders

Time, Date and Place

The QRCP annual meeting of stockholders will be held on March 9, 2010 at 8:00 a.m. local time, at the Ronald J. Norick Downtown Library, 300 Park Avenue, 4th Floor, Oklahoma City, Oklahoma 73102.

Purpose

QRCP’s stockholders are being asked to consider and vote on a proposal to approve the merger agreement and the QRCP merger, a proposal to approve the PostRock 2010 long-term incentive plan, the re-election of the four directors currently serving on QRCP’s board and any proposals that may be presented to adjourn the annual meeting.

Stockholders Entitled to Vote

QRCP stockholders of record as of the close of business on February 1, 2010 are entitled to notice of and to vote at the annual meeting. Each share of QRCP common stock held by such record stockholders will be entitled to one vote at the annual meeting. Shares held by QRCP as treasury shares are not entitled to vote.

Vote Necessary

Proposal 1 — Approval of the merger agreement and the QRCP merger requires the affirmative vote of the holders of a majority of the shares of QRCP common stock outstanding and entitled to vote as of the record date.

Proposal 2 — Approval of the PostRock 2010 long-term incentive plan requires the affirmative vote of the holders of (1) a majority of the shares of QRCP common stock cast on the proposal and (2) a majority of the shares of QRCP common stock and QELP common units (other than units held by QRCP) in the aggregate, in each case on a PostRock equivalent share basis, cast on the proposal. Approval of Proposal 1 is a condition precedent to implementation of Proposal 2.

Proposal 3 — The directors nominated to serve as members of QRCP’s board will be re-elected by a plurality of the votes cast. Accordingly, the four nominees who receive the highest number of affirmative votes will be elected.

Proposal 4 — Passage of any proposal that may be presented to adjourn the annual meeting to a later date to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals requires the affirmative vote of the holders of a majority of the shares of QRCP common stock cast on the proposal.

Shares Beneficially Owned by Directors and Officers

The directors and officers of QRCP held 353,121 shares of QRCP common stock entitled to vote as of February 1, 2010. These shares represent approximately 1% of the total voting power of QRCP’s voting securities. QRCP’s directors and officers have indicated that they intend to vote all of the shares of QRCP common stock held by them in favor of the proposal to approve the merger agreement and the QRCP merger, the proposal to approve the PostRock 2010 long-term incentive plan, the re-election of the four director nominees and any proposal that may be presented to adjourn the meeting.

The QELP Special Meeting of Common Unitholders

Time, Date and Place

The QELP special meeting of common unitholders will be held on March 9, 2010 at 9:00 a.m. local time, at the Ronald J. Norick Downtown Library, 300 Park Avenue, 4th Floor, Oklahoma City, Oklahoma 73102.

Purpose

The common unitholders of QELP are being asked to consider and vote on a proposal to approve and adopt the merger agreement and the QELP merger and a proposal to approve the PostRock 2010 long-term incentive plan.

Unitholders Entitled to Vote

QELP common unitholders of record as of the close of business on February 1, 2010 are entitled to notice of and to vote at the QELP special meeting. Each QELP common unit is entitled to one vote on the matters submitted to a vote of the holders of such units, except that common units owned by QEGP and its affiliates (including its officers and directors and QRCP) will not be entitled to vote on the proposal to approve and adopt the merger agreement and the QELP merger and common units owned by QRCP will not be entitled to vote on the proposal to approve the PostRock 2010 long-term incentive plan.

Vote Necessary

Proposal 1 — Approval and adoption of the merger agreement and the QELP merger requires the affirmative vote of the holders of a majority of the QELP common units outstanding as of the record date (other than common units owned by QEGP and its affiliates), voting as a class. Approval and adoption of the merger agreement and the QELP merger also requires the affirmative vote of the holders of a majority of the QELP subordinated units voting as a class. Pursuant to the support agreement, QRCP agreed, subject to the terms of the support agreement, to vote all of the QELP subordinated units held by it in favor of the proposal to approve and adopt the merger agreement and the QELP merger. Since QRCP holds all of the QELP subordinated units, it is intended that this approval will be obtained by written consent rather than at the special meeting.

Proposal 2 — Approval of the PostRock 2010 long-term incentive plan requires the affirmative vote of the holders of (1) a majority of the shares of QRCP common stock cast on the proposal and (2) a majority of the QELP common units (other than units held by QRCP) and shares of QRCP common stock in the aggregate, in each case on a PostRock equivalent share basis, cast on the proposal. Approval of Proposal 1 is a condition precedent to implementation of Proposal 2.

The special meeting of QELP common unitholders may be adjourned by QEGP or the chairperson of the meeting designated by QEGP to a later date to solicit additional proxies in the event there are insufficient votes in favor of either of the foregoing proposals.

Common Units Beneficially Owned by Directors and Officers

The directors and officers of QEGP held 57,044 QELP common units entitled to vote as of February 1, 2010. These common units represent less than 1% of the total voting power of QELP’s common units. In addition, QRCP owns 3,201,521 common units and all the outstanding subordinated units. The common units held by QEGP and its affiliates (including its officers and directors and QRCP) will not be entitled to vote on the proposal to approve and adopt the merger agreement and the QELP merger, and common units held by QRCP will not be entitled to vote on the proposal to approve the PostRock 2010 long-term incentive plan. QEGP’s directors and officers have, however, indicated that they intend to vote all of the QELP common units held by them in favor of the proposal to approve the PostRock 2010 long-term incentive plan.

The Recombination (Page 70)

Pursuant to the merger agreement, (a) Quest Resource Acquisition Corp. (“QRCP MergerSub”), a direct wholly-owned subsidiary of PostRock, will merge with and into QRCP with QRCP surviving, (b) Quest Energy Acquisition,

LLC (“QELP MergerSub”), a direct wholly-owned subsidiary of QRCP, will merge with and into QELP with QELP surviving and (c) QMLP will merge with and into Quest Midstream Acquisition, LLC (“QMLP MergerSub”), a direct wholly-owned subsidiary of QRCP, with QMLP MergerSub surviving. As consideration, each holder of QRCP common stock will receive 0.0575 shares of PostRock common stock for each share of QRCP common stock; each holder of QELP common units (other than QRCP) will receive 0.2859 shares of PostRock common stock for each common unit of QELP; and each holder of QMLP common units will receive 0.4033 shares of PostRock common stock for each common unit of QMLP. Subordinated units and incentive distribution rights in each of QELP and QMLP have been assigned no value and will be cancelled for no consideration in connection with the recombination. In addition, the general partner interests in QELP will remain outstanding (but will be cancelled for no consideration in a subsequent step in the recombination) and the general partner interests in QMLP will be converted into shares of PostRock common stock equal to approximately 0.14% of the PostRock common stock to be issued in the recombination. Such shares are to be transferred to the QMLP common unitholders who also are the holders of the 15% interest in QMGP not held by QRCP.

As a result of the recombination, (i) former QRCP stockholders will own approximately 23% of the common stock of PostRock, former QELP common unitholders (other than QRCP) will own approximately 33% of the common stock of PostRock, and former QMLP common unitholders will own approximately 44% of the common stock of PostRock, (ii) PostRock will own 100% of QRCP, and (iii) QRCP will own 100% of the successors to QELP and QMLP. The exchange ratios are fixed and will not be adjusted to reflect stock or unit price changes or other changes in the relative values of the companies prior to the closing of the recombination. All unvested restricted shares and units and bonus shares and units of any of the three entities outstanding as of the date of the merger agreement will become fully vested at the closing and be converted into PostRock common stock, and all other equity-based awards will convert into equivalent awards of PostRock, in each case based on the exchange ratios.

Reasons for the Recombination (Page 90)

The boards of QRCP and QEGP, the QRCP special committee and the QEGP conflicts committee believe the recombination is critical to the future success of the entities. QRCP, QELP and QMLP are all in difficult economic circumstances. The boards and committees of QRCP and QEGP believe that their ability to avoid filing for bankruptcy will be substantially enhanced if the recombination is completed. They also believe that, under the current difficult economic environment and given the issues facing QRCP, QELP and QMLP, the costs and burdens of maintaining the current structure of three separate companies significantly outweigh the benefits. Recombining the three companies will eliminate many of these costs and burdens and will allow management and the board of the combined entity to substantially increase their focus on stabilizing and working to grow the companies’ respective businesses, thereby providing considerable upside potential to QRCP stockholders and QELP unitholders as stockholders of the combined company.

To review the background of the recombination and additional reasons for the recombination, please see “The Recombination — Background of the Recombination,” “— QRCP’s Reasons for the Recombination and Recommendations of QRCP’s Special Committee and QRCP’s Board of Directors,” “— QEGP’s Reasons for the Recombination and Recommendations of QEGP’s Conflicts Committee and QEGP’s Board of Directors” and “— QMGP’s Reasons for the Recombination.”

Ownership Structure Before and After the Recombination

Before the Recombination*

*	As of February 1, 2010. Excludes (i) 1,113,072 QRCP bonus shares subject to vesting, (ii) options to acquire 670,000 shares of QRCP common stock; (iii) 945,590 QELP phantom units subject to vesting, and (iv) 773,571 QMLP restricted units subject to vesting, in each case issued to certain directors, officers and employees.

After the Recombination

*	Percentages are approximate. As of February 1, 2010, excludes (i) approximately 595,974 PostRock restricted stock units that will be outstanding following the assumption by PostRock of outstanding QRCP, QELP and QMLP equity awards and will remain subject to vesting and (ii) options to acquire 38,525 shares of PostRock common stock that will be outstanding following the assumption by PostRock of outstanding options to acquire QRCP common stock.

Recommendations of QRCP’s Special Committee and QRCP’s Board of Directors (Page 90)

The QRCP board of directors, acting on the unanimous recommendation of the QRCP special committee, has unanimously determined that the merger agreement and the QRCP merger are advisable, fair to and in the best interests of QRCP and the holders of QRCP common stock and approved and adopted the merger agreement and the QRCP merger. The QRCP board of directors, acting on the unanimous recommendation of the special committee, unanimously recommends that the QRCP stockholders vote FOR the approval of the merger agreement and the QRCP merger.

Recommendations of QEGP’s Conflicts Committee and QEGP’s Board of Directors (Page 94)

The conflicts committee of the board of directors of QEGP and the QEGP board of directors, acting on the unanimous recommendation of the conflicts committee, have unanimously determined that the merger agreement and the QELP merger are advisable, fair to and in the best interests of QELP and the holders of QELP common units (other than QEGP and its affiliates) and approved the merger agreement and the QELP merger. The QEGP board of directors and the conflicts committee unanimously recommend that the holders of QELP common units (other than QEGP and its affiliates) vote FOR the approval and adoption of the merger agreement and the QELP merger.

Opinion of QRCP’s Financial Advisor (Page 100)

QRCP retained Mitchell Energy Advisors, LLC (“Mitchell Energy”) to act as its financial advisor in connection with the recombination, because the fee charged by Mitchell Energy to deliver a fairness opinion was significantly less than the fee that was being requested by QRCP’s then financial advisor and QRCP believed Mitchell Energy was qualified to provide those services. At a meeting of the QRCP special committee held on July 2, 2009, Mitchell Energy rendered its opinion to the QRCP directors that, as of July 2, 2009, and subject to the assumptions, qualifications and limitations relating to such opinion, the consideration to be received by the holders of QRCP common stock in the QRCP merger was fair, from a financial point of view, to such holders of QRCP common stock.

The description of the Mitchell Energy opinion set forth in this joint proxy statement/prospectus is a summary of all material provisions of the opinion. For the full text of the Mitchell Energy opinion, dated as of July 2, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Mitchell Energy in rendering its opinion, please see Annex D to this joint proxy statement/prospectus. The holders of QRCP common stock are urged to read the Mitchell Energy opinion carefully and in its entirety. Mitchell Energy provided its opinion solely for the information and assistance of the QRCP board of directors and it may not be used for any other purpose. Mitchell Energy’s opinion is not to be relied upon by any stockholders of QRCP, or any QMLP or QELP common unitholders, or any other person or entity and is not a recommendation as to how any such individual or entity should vote with respect to the merger agreement and the applicable merger.

Opinion of the QEGP Conflicts Committee’s Financial Advisor (Page 106)

The conflicts committee of the board of directors of QEGP retained Stifel, Nicolaus & Company, Incorporated to act as its financial advisor in connection with the recombination. At a meeting of the conflicts committee on July 2, 2009, Stifel Nicolaus rendered its opinion to the conflicts committee that, as of July 2, 2009, based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio to be utilized in the QELP merger was fair, from a financial point of view, to the holders of QELP common units (other than QELP common units to be cancelled pursuant to the merger agreement and common units issuable under QELP restricted awards).

The description of the Stifel Nicolaus opinion set forth in this joint proxy statement/prospectus is a summary of all material provisions of the opinion. For the full text of the opinion of Stifel Nicolaus, dated July 2, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, please see Annex E to this joint proxy statement/prospectus. QELP common unitholders are urged to read the opinion carefully and in its entirety. Stifel Nicolaus provided its opinion for the information and assistance of the conflicts committee in connection with the committee’s consideration of the

QELP merger. Stifel Nicolaus’ opinion is not a recommendation as to how any QELP common unitholder should vote with respect to the merger agreement and the QELP merger.

Action by QMGP’s Conflicts Committee and QMGP’s Board of Directors (Page 97)

The conflicts committee of the board of directors of QMGP and the QMGP board of directors, acting on the unanimous recommendation of the conflicts committee, have unanimously determined that the merger agreement and the QMLP merger are advisable, fair to and in the best interests of QMLP and the holders of QMLP common units (other than QMGP and its affiliates) and approved the merger agreement and the QMLP merger. The QMGP board of directors and the conflicts committee have unanimously recommended that the holders of QMLP common units (other than QMGP and its affiliates) vote FOR the approval and adoption of the merger agreement and the QMLP merger.

Risk Factors (Page 27)

You should consider carefully all of the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the recombination, the financial condition of QRCP, QELP and QMLP, the business of PostRock and ownership of PostRock common stock are described under the caption “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus.

Interests of Directors and Executive Officers in the Recombination (Page 113)

You should be aware that the QRCP, QEGP and QMGP directors and executive officers have interests in the recombination as directors or executive officers that are different from, or in addition to, the interests of other QRCP stockholders, QELP unitholders and QMLP unitholders generally, including:

•	certain officers and directors of QRCP hold options to purchase QRCP common stock, which will automatically convert into options in PostRock common stock at the effective time of the recombination based on the applicable exchange ratio;

•	certain officers and directors of QRCP, QEGP and QMGP hold restricted stock or unit awards and bonus share or unit awards, some of which will vest immediately prior to the effective time of the recombination and convert into PostRock common stock and some of which will convert into restricted stock awards of PostRock subject to vesting, in each case based on the applicable exchange ratio;

•	certain indemnification arrangements and insurance policies for directors and officers of each of QRCP, QEGP and QMGP will be continued for six years if the recombination is completed; and

•	certain officers of QRCP, QEGP and QMGP, including President and Chief Executive Officer David Lawler and Chief Financial Officer Eddie LeBlanc, have been offered continued employment with PostRock after the effective time of the recombination and may enter into or be provided new employment, retention and compensation arrangements (although no such arrangements have been agreed to other than the employment agreement QRCP executed with Mr. LeBlanc on December 7, 2009).

In addition, some of the officers and directors of QRCP are also directors and officers of QEGP and QMGP. QRCP stockholders and QELP and QMLP unitholders should consider these interests in conjunction with the recommendation of the boards of directors of QRCP, QEGP and QMGP and applicable committees to approve the merger agreement and the applicable merger.

PostRock Board of Directors (Pages 115 and 204)

The PostRock board of directors upon consummation of the recombination will consist of nine members, two of whom will be designated by QRCP’s board of directors (William H. Damon III and Jon H. Rateau), three of whom will be designated by QEGP’s board of directors (Gary Pittman, Mark A. Stansberry and J. Philip McCormick), three of whom will be designated by QMGP’s board of directors (Daniel Spears, Duke R. Ligon and Gabriel Hammond) and one of whom will be the principal executive officer of PostRock (David C. Lawler). Gary Pittman, the current chairman of QEGP’s board of directors, will be the chairman of the PostRock board of directors unless Mr. Pittman is not able or willing to serve as a director at the time of the consummation of the recombination, in which case the PostRock board will elect a chairman.

If any of the designees to the PostRock board of directors identified above is not able or willing to serve as a director at the time of the consummation of the recombination, the party that designated such designee will determine a replacement and, if Mr. Lawler is not the principal executive officer of PostRock at the time of the consummation of the recombination, the person designated to be such principal executive officer will be a member of the board of directors. After the consummation of the recombination, each director of PostRock will serve as a director until such person’s successor is elected or, if earlier, until such director dies, resigns or is removed in accordance with PostRock’s organizational documents and applicable law.

The designees to the PostRock board of directors identified above have indicated that they intend to vote all equity interests of QRCP, QEGP, QELP, QMGP and QMLP, as applicable, held by them or over which they have control in favor of approval and adoption of the merger agreement and the mergers contemplated by the merger agreement.

Summary of Merger Agreement (Page 118)

A composite copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus and governs the terms of the recombination.

Conditions to the Mergers (Page 129)

QRCP’s, QELP’s and QMLP’s obligations to consummate the recombination are subject to the satisfaction or waiver of a number of conditions, including:

•	all necessary approvals of the merger agreement and the respective mergers from the QRCP stockholders, the QELP unitholders and the QMLP unitholders have been obtained;

•	no order or injunction of a court of competent jurisdiction or other legal restraint or prohibition that prohibits the consummation of any of the mergers is in effect;

•	the SEC has declared the registration statement, of which this joint proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement is in effect and no proceeding for that purpose has been initiated or threatened;

•	the shares of PostRock common stock to be issued in the recombination have been authorized for listing on Nasdaq, subject to official notice of issuance;

•	QRCP, QELP and QMLP have obtained all specified bank consents (this condition has been satisfied);

•	the restated certificate of incorporation of PostRock included as an exhibit to the merger agreement has been filed with the Secretary of State of the State of Delaware and is effective in accordance with Delaware law;

•	PostRock and its subsidiaries have entered into one or more credit facilities (to be effective at the effective time of the recombination), with PostRock and/or any such subsidiary as the borrower or borrowers thereunder, in the form and with terms as are reasonably acceptable to the board of directors of QRCP and the conflicts committee of each of QEGP and QMGP;

•	with respect to the obligation of QRCP to effect the recombination, QRCP and PostRock have received a tax opinion as to certain matters;

•	with respect to the obligation of QELP to effect the recombination, an agreement that extended the right of a QMLP investor to bring certain claims related to QMLP’s November 2007 private placement has terminated (this condition has been satisfied);

•	with respect to each party’s obligation to effect the recombination, each other party’s respective representations and warranties in the merger agreement are true and correct, to the extent set forth in the merger agreement, and no material adverse effect with respect to any other party has occurred; and

•	with respect to each party’s obligation to effect the recombination, each other party has complied with its respective covenants and agreements in the merger agreement, to the extent set forth in merger agreement.

On December 17, 2009, each of QRCP, QELP and QMLP acknowledged that the condition to the recombination regarding the arrangement of one or more credit facilities for PostRock and its subsidiaries on terms reasonably acceptable to the board of directors of QRCP and the conflicts committee of each of QEGP and QMGP has been satisfied. Such acknowledgement is conditioned upon the credit agreements of each of QRCP, QELP and QMLP, as amended, being in effect at the closing on the same terms as existed on December 17, 2009.

No Solicitation (Page 126)

The merger agreement contains “no solicitation” provisions that prohibit the parties from taking actions to solicit an alternative proposal. The agreement does not, however, prohibit the parties from furnishing information to or participating in negotiations with a person making an unsolicited alternative proposal that such party’s board of directors determines is or could reasonably be expected to result in a superior proposal, if the failure to do so could reasonably be expected to be necessary to comply with that board’s fiduciary duties under applicable laws.

Termination of the Merger Agreement (Page 131)

The board of directors of QRCP, QEGP or QMGP may terminate the merger agreement at any time prior to the recombination by mutual written consent or if:

•	the recombination has not been consummated by March 31, 2010, through no fault of the terminating party;

•	the QRCP stockholders, the QELP unitholders or the QMLP unitholders do not approve the merger agreement and the applicable merger upon a vote at a meeting called for that purpose;

•	there is a final and nonappealable order or decree enjoining or prohibiting the recombination, as long as the terminating party has complied with certain covenants in the merger agreement and has used its reasonable best efforts to remove the order or decree;

•	the condition to closing that PostRock and its subsidiaries enter into one or more credit agreements to be effective at the effective time of the recombination has become incapable of being satisfied, through no fault of the terminating party;

•	another party has breached its representations and warranties or failed to perform its covenants or agreements in a manner that would cause the failure of the related closing condition, unless the breach is cured within 30 days after notice of the breach or the party seeking such termination is itself in such breach;

•	the board of directors of another party has made a change in board recommendation; or

•	the board of directors of the party desiring to terminate the merger agreement has made a change in board recommendation and paid the termination fee described below unless the other parties exercise their matching rights.

Expenses and Termination Fees (Page 131)

Whether or not the recombination is consummated, the costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid on the basis of 10% by QRCP, 45% by QELP and 45% by QMLP, except that all costs and expenses of mailing this joint proxy statement/prospectus to, and soliciting proxies (including fees of proxy solicitors) from, the QRCP stockholders and the QELP common unitholders will be paid 50% by QRCP and 50% by QELP, and all costs and expenses of mailing this joint proxy statement/prospectus to, and soliciting proxies, if any, from, the QMLP unitholders will be paid by QMLP. If the merger agreement is terminated based on a party’s breach of, or failure to perform, any covenant or agreement, the breaching party will reimburse the other parties for their expenses up to $750,000 in the aggregate for each other party.

In addition, each party has agreed to pay each of the other parties a termination fee of $250,000 (for an aggregate of $500,000) if the merger agreement is terminated in the circumstances described under “The Merger Agreement — Expenses and Termination Fees.”

Material U.S. Federal Income Tax Consequences of the Recombination (Page 135)

The QRCP merger has been structured so that a holder of QRCP common stock will not recognize gain or loss upon the receipt of PostRock common stock in exchange for QRCP common stock in the recombination. It is a condition to the closing of the QRCP merger that Stinson Morrison Hecker LLP deliver its opinion to QRCP and PostRock that for U.S. federal income tax purposes no gain or loss will be recognized by a holder of QRCP common stock upon the transfer of QRCP common stock to PostRock in exchange for PostRock common stock pursuant to the QRCP merger.

The QELP merger and the QMLP merger have both been structured as taxable exchanges, with the result that holders of QELP common units and holders of QMLP common units will realize gain or loss. It is expected by QELP and PostRock that most holders of QELP common units will recognize predominantly capital losses. These capital losses may be used immediately to offset capital gains and, in the case of individuals, up to $3,000 of ordinary income. It is expected by QMLP and PostRock that most holders of QMLP common units will realize predominantly ordinary losses. In the case of QMLP common unitholders that are subject to the passive loss rules, it is unclear whether these ordinary losses may be deducted immediately or, alternatively, will be deductible only against future passive income realized by the holder from other sources or upon a fully taxable disposition of the PostRock common stock received in the QMLP merger.

This summary does not address tax consequences that may vary with, or depend upon, individual circumstances. Accordingly, you should consult a tax advisor to determine the U.S. federal, state, local and foreign tax consequences to you of the recombination taking into account your particular circumstances.

Accounting Treatment (Page 117)

Prior to the recombination, QELP and QMLP are controlled by QRCP and included in the consolidated financial statements of QRCP. The recombination will be accounted for as an equity transaction among the owners of the consolidated entity using historical cost accounting with no gain or loss being recognized.

Regulatory Approvals (Page 116)

The recombination currently does not meet the thresholds for furnishing premerger notification and other information to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the parties are not aware of any other material regulatory filings or approvals that are required in connection with the recombination.

No Appraisal or Dissenters’ Rights (Page 117)

QRCP stockholders do not have appraisal or dissenters’ rights under the QRCP articles of incorporation or Nevada law in connection with the QRCP merger. In addition, under Delaware law and their respective partnership agreements, QELP and QMLP unitholders do not have appraisal or dissenters’ rights.

Market Value of Securities of QRCP, QELP and QMLP

The following table sets forth, for the periods indicated, the high and low sales prices per share of QRCP common stock and per unit of QELP common units on the Nasdaq Global Market. For current price information, you should consult publicly available sources. QMLP is a privately held limited partnership and there is no public trading market for QMLP common units. The table also sets forth distribution information for QELP and QMLP. QRCP has not paid any dividends during the periods presented.

	QRCP Common Stock		QELP Common Units					QMLP Common Units
							Cash Distribution	Cash Distribution
Calendar Period	High	Low	High		Low		per Common Unit	per Common Unit

2007
First Quarter	$10.70	$7.25	$	*	$	*	$—	$0.358
Second Quarter	$12.58	$8.42	$	*	$	*	$—	$0.490
Third Quarter	$12.19	$8.85	$	*	$	*	$—	$0.425
Fourth Quarter	$10.96	$6.65		$17.10		$13.90	$0.2043 (a)	$0.425 (b)
2008
First Quarter	$8.36	$5.98		$16.29		$13.11	$0.4100	$0.425
Second Quarter	$13.75	$6.48		$17.60		$12.31	$0.4300	$0.425
Third Quarter	$11.12	$1.93		$17.04		$5.01	$0.4000	$—
Fourth Quarter	$3.15	$0.20		$7.20		$1.27	$—	$—
2009
First Quarter	$0.74	$0.16		$4.45		$0.49	$—	$—
Second Quarter	$0.90	$0.24		$3.28		$0.87	$—	$—
Third Quarter	$0.86	$0.29		$3.38		$0.94	$—	$—
Fourth Quarter	$0.68	$0.30		$2.61		$1.14	$—	$—
2010
First Quarter (through February 1)	$0.81	$0.56		$4.18		$2.42	$—	$—

(a)	The distribution for the fourth quarter of 2007 was based on an initial quarterly distribution of $0.40 per unit, prorated for the period from and including November 15, 2007, the closing date of the QELP initial public offering, through December 31, 2007.

(b)	The distribution of $0.425 was made on common units that were outstanding as of October 1, 2007. Common units that were not purchased until November 1, 2007 were entitled to a prorated distribution of $0.2818.

*	QELP became a public company on November 15, 2007; thus, there is no public trading price information for periods prior to this date.

Comparative Stock Prices and Dividends

The following table sets forth the closing sales prices per share of QRCP common stock, on an actual and equivalent share basis, and QELP common units, on an actual and equivalent share basis, on the Nasdaq Global Market on the following dates:

•	July 2, 2009, the last full trading day prior to the public announcement of the signing of the merger agreement, and

•	February 1, 2010, the last trading day for which this information could be calculated prior to the filing of this joint proxy statement/prospectus.

	QRCP	QRCP	QELP	QELP
	Common	Equivalent	Common	Equivalent
	Stock	(1)	Units	(2)

July 2, 2009	$0.34	$5.91	$1.46	$5.11
February 1, 2010	$0.69	$12.00	$3.56	$12.45

(1)	The equivalent per share data for QRCP common stock has been determined by dividing the market price of a share of QRCP common stock on each of the dates by 0.0575 and is presented for comparative purposes. As a result of the recombination, each holder of shares of QRCP common stock will have the right to receive 0.0575 shares of PostRock common stock in exchange for each share of QRCP common stock the holder owns. The “QRCP Equivalent” value does not represent the value of the consideration that QRCP stockholders will receive per share as a result of the QRCP merger nor does it reflect the value at which the shares of PostRock common stock will trade after the recombination. Instead, it represents the market value of the QRCP common stock that would be exchanged for one share of PostRock common stock if the recombination were consummated on such dates.

(2)	The equivalent per unit data for QELP common units has been determined by dividing the market price of a QELP common unit on each of the dates by 0.2859 and is presented for comparative purposes. As a result of the recombination, each holder of QELP common units (other than QRCP) will have the right to receive 0.2859 shares of PostRock common stock in exchange for each QELP common unit the holder owns. The “QELP Equivalent” value does not represent the value of the consideration that QELP unitholders will receive per common unit as a result of the QELP merger nor does it reflect the value at which the shares of PostRock common stock will trade after the recombination. Instead, it represents the market value of the QELP common units that would be exchanged for one share of PostRock common stock if the recombination were consummated on such dates.

Based on the exchange ratios to be used in the mergers, if the recombination is consummated, a stockholder of QRCP will receive one share of PostRock common stock for each 17.4 shares of QRCP common stock held by such stockholder and a common unitholder of QELP (other than QRCP) will receive one share of PostRock common stock for each 3.5 common units of QELP held by such unitholder. As of February 1, 2010, there were 32,097,812 outstanding shares of QRCP and 9,235,040 outstanding common units of QELP not held by QRCP.

QRCP has not declared any cash dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future.

The board of directors of QEGP suspended distributions on QELP subordinated units for the third quarter of 2008 and on all units starting with the distribution for the fourth quarter of 2008 in order to conserve cash to properly conduct operations, maintain strategic options and plan for future required principal payments under its debt instruments. QMLP has only paid one partial distribution on its subordinated units in 2007 and did not pay any distributions on any of its units for the third or fourth quarters of 2008 or for any quarters in 2009. QELP and QMLP are unable to estimate when such distributions may, if ever, be resumed.

The board of directors of PostRock will determine the dividend policy of PostRock after the recombination. PostRock does not expect to pay dividends for the foreseeable future.

Summary Historical Consolidated Financial Data of QRCP

The following table sets forth summary historical consolidated financial data of QRCP and its subsidiaries, including QELP and QMLP. The data as of December 31, 2008, 2007, 2006 and 2005 and for the years ended December 31, 2008, 2007, 2006 and 2005 have been derived from the audited financial statements of QRCP. The data as of December 31, 2004 and May 31, 2004 and for the seven month transition period ended December 31, 2004 and for the fiscal year ended May 31, 2004 are derived from unaudited management accounts for such periods from QRCP’s previously filed audited financial statements, which have been restated. The selected historical financial data as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008 are derived from the unaudited financial statements and accompanying footnotes for such periods. These financial statements include the consolidated results of operations of QELP and QMLP. This information is only a summary and should be read together with (1) the historical audited consolidated financial statements of QRCP, including the related notes, contained in this joint proxy statement/prospectus, (2) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F, (3) the historical unaudited consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in QRCP’s quarterly report on Form 10-Q/A for the quarter ended September 30, 2009, which is attached to this joint proxy statement/prospectus as Annex G, and (4) the PostRock Energy Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements contained in this joint proxy statement/prospectus. Results for interim periods are not indicative of results for the full year.

							Seven Months	Fiscal Year
	Nine Months Ended						Ended	Ended
	September 30,		Year Ended December 31,				December 31,	May 31,
	2009	2008	2008	2007	2006	2005	2004	2004
	($ in thousands, except share and per share data)

Statement of Operations Data:
Revenues:
Oil and gas sales	$56,711	$136,989	$162,499	$105,285	$72,410	$70,628	$28,593	$30,707
Gas pipeline revenue	21,022	21,561	28,176	9,853	5,014	3,939	1,918	2,707

Total revenues	77,733	158,550	190,675	115,138	77,424	74,567	30,511	33,414
Costs and expenses:
Oil and gas production	23,699	33,000	44,111	36,295	25,338	18,532	5,181	6,835
Pipeline operating	22,264	22,859	29,742	21,098	13,151	7,703	4,451	3,506
General and administrative	29,705	16,579	28,269	21,023	8,655	6,218	2,765	2,925
Depreciation, depletion and amortization	39,274	49,686	70,445	39,782	27,011	22,244	7,933	5,488
Impairment of oil and gas properties	102,902	—	298,861	—	—	—	—	—
Loss from misappropriation of funds	(3,406)	—	—	2,000	6,000	2,000	—	—

Total costs and expenses	214,438	122,124	471,428	120,198	80,155	56,697	20,330	18,754

Operating income (loss)	(136,705)	36,426	(280,753)	(5,060)	(2,731)	17,870	10,181	14,660
Other income (expense):
Gain (loss) from derivative financial instruments	31,078	(4,482)	66,145	1,961	52,690	(73,566)	(6,085)	(19,788)
Gain (loss) on sale of assets	—	7	24	(322)	3	12	—	(6)
Loss on early extinguishment of debt	—	—	—	—	—	(12,355)	(1,834)	—
Other income (expense)	(1)	174	305	(9)	99	389	37	(843)
Interest expense, net	(20,666)	(17,244)	(25,373)	(43,628)	(20,567)	(28,225)	(11,537)	(8,388)

Total other income and (expense)	10,411	(21,545)	41,101	(41,998)	32,225	(113,745)	(19,419)	(29,025)

Income (loss) before income taxes and non-controlling interests	(126,294)	14,881	(239,652)	(47,058)	29,494	(95,875)	(9,238)	(14,365)
Income tax benefit (expense)	—	—	—	—	—	—	—	245

Net income (loss) before non-controlling interests	(126,294)	14,881	(239,652)	(47,058)	29,494	(95,875)	(9,238)	(14,120)
Non-controlling interests in continuing operations	45,362	(10,011)	72,268	2,904	14	—	—	—

							Seven Months	Fiscal Year
	Nine Months Ended						Ended	Ended
	September 30,		Year Ended December 31,				December 31,	May 31,
	2009	2008	2008	2007	2006	2005	2004	2004
	($ in thousands, except share and per share data)

Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	—	(28)

Net income (loss)	(80,932)	4,870	(167,384)	(44,154)	29,508	(95,875)	(9,238)	(14,148)
Preferred stock dividends	—	—	—	—	—	(10)	(6)	(10)

Net income (loss) available to common stockholders	$(80,932)	$4,870	$(167,384)	$(44,154)	$29,508	$(95,885)	$(9,244)	$(14,158)

Net income (loss) available to common stockholders per share:
Basic	$(2.54)	$0.18	$(6.20)	$(1.97)	$1.33	$(11.48)	$(1.63)	$(2.51)
Diluted	$(2.54)	$0.18	$(6.20)	$(1.97)	$1.33	$(11.48)	$(1.63)	$(2.49)
Weighted average common and common equivalent shares outstanding:
Basic	31,827,513	26,481,051	27,010,690	22,379,479	22,119,497	8,351,945	5,661,096	5,645,077

Diluted	31,827,513	26,481,051	27,010,690	22,379,479	22,198,799	8,351,945	5,661,096	5,675,077

Balance Sheet Data (at end of period):
Total assets	$459,572		$650,176	$672,537	$467,936	$274,768	$245,996	$190,184
Long-term debt, net of current maturities	$302,535		$343,094	$233,046	$225,245	$100,581	$134,609	$105,379

Comparability of information in the above table between years is affected by (1) changes in the annual average prices for oil and gas, (2) increased production from drilling and development activity, (3) significant acquisitions that were made during the fiscal year ended May 31, 2004, (4) the change in the fiscal year end on December 31, 2004, (5) the formation of QMLP in December 2006, (6) the acquisition of the KPC Pipeline on November 1, 2007, (7) QELP’s initial public offering effective November 15, 2007 and (8) the acquisition of PetroEdge Resources (WV) LLC (“PetroEdge”) in July 2008.

In connection with the preparation and audit of the consolidated financial statements of PostRock and QRCP for the year ended December 31, 2009, PostRock has determined that it will record in its consolidated financial statements a non-cash impairment charge, expected to be in the range of $140 million to $180 million, on its interstate and gathering pipelines and related contract-based intangible assets in the fourth quarter of 2009. This non-cash impairment charge is due to the loss of Missouri Gas Energy, or MGE, a significant customer of the KPC Pipeline, during the fourth quarter of 2009 and amendments to the credit agreements of QELP in December 2009 resulting in a reduction of expected drilling activity in the Cherokee Basin.

Summary Historical Consolidated Financial Data of QELP

The following table sets forth summary historical consolidated financial data of QELP. The data as of December 31, 2008, 2007, 2006 and 2005 and for the year ended December 31, 2008, the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007, and the years ended December 31, 2006 and 2005 are derived from QELP’s audited consolidated/carve out financial statements and accompanying footnotes for such periods. The data as of December 31, 2004 and May 31, 2004 and the seven-month transition period ended December 31, 2004 and the fiscal year ended May 31, 2004 are derived from unaudited management accounts for such periods from QELP’s predecessor, not from QELP’s previously filed audited financial statements, which have been restated. The selected historical financial data as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008 are derived from the unaudited financial statements and accompanying footnotes for such periods. QELP’s predecessor’s financial statements represent the carve out financial position, results of operations, cash flows and changes in partners’ capital of the Cherokee Basin operations of QRCP (other than its midstream assets), which QRCP contributed to QELP at the completion of QELP’s initial public offering on November 15, 2007. This information is only a summary and should be read together with (1) the historical consolidated financial statements of QELP, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in QELP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex H, (2) QELP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is attached to this joint proxy statement/prospectus as Annex I, and (3) the PostRock Energy Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements contained in this joint proxy statement/prospectus. Results for interim periods are not indicative of results for the full year.

	Successor				Predecessor
				November 15,	January 1,			7 Months
	Nine Months Ended		Year Ended	2007 to	2007 to	Year Ended		Ended	Fiscal Year
	September 30,		December 31,	December 31,	November 14,	December 31,		December 31,	Ended May 31,
	2009	2008	2008	2007	2007	2006	2005	2004	2004
	(Consolidated)	(Consolidated)	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)	(Carve out)	(Carve out)	(Carve out)
	($ in thousands, except unit and per unit data)
Statement of Operations Data:
Revenues:
Oil and gas sales	$56,260	$136,908	$162,492	$15,348	$89,937	$72,410	$70,628	$28,593	$2,560

Costs and expenses:
Oil and gas production	23,216	34,104	43,490	3,970	31,436	24,886	19,152	5,571	—
Transportation expense	31,272	25,921	35,546	4,342	24,837	17,278	7,038	3,196	—
General and administrative	13,249	5,501	13,647	2,872	11,040	7,853	5,353	2,365	370
Depreciation, depletion and amortization	24,766	34,750	50,988	5,045	29,568	24,760	19,037	6,738	(2,162)
Impairment of oil and gas properties	95,169	—	245,587	—	—	—	—	—	—
Misappropriation of funds	—	—	—	—	1,500	6,000	2,000	—	—
Recovery of misappropriated funds, net of liabilities assumed	(31)	—	—	—	—	—	—	—	—
Loss on early extinguishment of debt	—	—	—	—	—	—	8,255	1,834	—

Total costs and expenses	187,641	100,276	389,258	16,229	98,381	80,777	60,835	19,704	(1,792)

Operating income (loss)	(131,381)	36,632	(226,766)	(881)	(8,444)	(8,367)	9,793	8,889	4,352

	Successor				Predecessor
				November 15,	January 1,			7 Months
	Nine Months Ended		Year Ended	2007 to	2007 to	Year Ended		Ended	Fiscal Year
	September 30,		December 31,	December 31,	November 14,	December 31,		December 31,	Ended May 31,
	2009	2008	2008	2007	2007	2006	2005	2004	2004
	(Consolidated)	(Consolidated)	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)	(Carve out)	(Carve out)	(Carve out)
	($ in thousands, except unit and per unit data)
Other income (expense):
Gain (loss) from derivative financial instruments	31,078	(4,482)	66,145	(4,583)	6,544	52,690	(73,566)	(6,085)	(17,775)
Other income (expense)	94	154	301	4	(355)	(90)	399	37	—
Interest expense, net	(11,274)	(8,747)	(13,612)	(13,746)	(26,919)	(15,100)	(21,933)	(9,233)	(332)

Total other income (expense)	19,898	13,075	52,834	(18,325)	(20,730)	37,500	(95,100)	(15,281)	(18,107)

Net income (loss)	$(111,483)	$23,557	$(173,932)	$(19,206)	$(29,174)	$29,133	$(85,307)	$(6,392)	$(13,755)

General partners’ interest in net (loss)	$(2,230)	$471	$(3,479)	$(384)	*	*	*	*	*

Limited partners’ interest in net (loss)	$(109,253)	$23,086	$(170,453)	$(18,822)	*	*	*	*	*

Net income (loss) per limited partner unit:	$(5.16)	$1.09	$(8.05)	$(0.89)	*	*	*	*	*

Weighted average limited partner units:
Common	12,316,521	12,328,565	12,309,432	12,301,521	*	*	*	*	*
Subordinated	8,857,981	8,857,981	8,857,981	8,857,981	*	*	*	*	*
Cash distribution per unit:
Common	$—	$1.04	$1.44	$—	*	*	*	*	*
Subordinated	$—	$1.04	$1.04	$—	*	*	*	*	*
General partner	$—	$1.04	$1.44	$—	*	*	*	*	*
Balance Sheet Data (at end of period):
Total assets	$119,934		$278,221	$351,577	*	$314,673	$195,618	$177,646	$(191)
Long-term debt, net of current maturities	$160,054		$189,090	$94,042	*	$225,245	$75,889	$101,616	$—

*	Not applicable

Comparability of information in the above table between years is affected by (1) changes in the annual average prices for oil and gas, (2) increased production from drilling and development activity, (3) significant acquisitions that were made during the fiscal year ended May 31, 2004, (4) the change in the fiscal year end on December 31, 2004, (5) QELP’s initial public offering effective November 15, 2007 and (6) the acquisition of certain assets of PetroEdge in July 2008.

Summary Historical Consolidated Financial Data of QMLP

The following table sets forth summary historical consolidated financial data of QMLP. The data as of and for the years ended December 31, 2008 and 2007 are derived from the audited financial statements and accompanying footnotes for such periods included in this joint proxy statement/prospectus. The selected historical financial data as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008 are derived from the unaudited financial statements and accompanying footnotes for such periods included in this joint proxy statement/prospectus. This information is only a summary that you should read together with the historical consolidated financial statement of QMLP, including the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QMLP,” and the PostRock Unaudited Pro Forma Condensed Consolidated Financial Statements contained in this joint proxy statement/prospectus. Results for interim periods are not indicative of results for the full year.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007
	($ in thousands)

Statement of Operations Data:
Revenues:
Related party	$35,518	$25,921	$35,546	$29,179
Third party	15,985	21,561	27,763	9,853
Other	—	3	3	4

Total revenues	51,503	47,485	63,312	39,036
Costs and expenses:
Pipeline operating	22,252	23,291	30,462	21,097
General and administrative	9,566	6,300	7,963	5,458
Depreciation and amortization	12,156	11,885	15,564	5,702

Total costs and expenses	43,973	41,476	53,989	32,257

Operating income	7,530	6,009	9,323	6,779
Other income (expense):
Other income (expense)	(101)	24	24	6
Interest expense, net	(4,851)	(5,522)	(7,715)	(2,404)

Total other income (expense)	(4,952)	(5,498)	(7,691)	(2,398)

Net income	$2,578	$511	$1,632	$4,381

Balance Sheet Data (at end of period):
Total assets	$326,925		$335,312	$307,168
Long-term debt, net of current maturities	$121,731		$128,000	$95,003

Comparability of information in the above table between years is affected by the acquisition of the KPC Pipeline on November 1, 2007.

In connection with the preparation and audit of the consolidated financial statements of PostRock and QRCP for the year ended December 31, 2009, PostRock has determined that QMLP will record in its consolidated financial statements a non-cash impairment charge, expected to be in the range of $140 million to $180 million, on its interstate and gathering pipelines and related contract-based intangible assets in the fourth quarter of 2009. This non-cash impairment is due to the loss of MGE, a significant customer of the KPC Pipeline, during the fourth quarter of 2009 and amendments to the credit agreements of QELP in December 2009 resulting in a reduction of expected drilling activity in the Cherokee Basin.

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data gives effect to the recombination. The unaudited pro forma statement of operations data presented below is based on the assumption that the recombination occurred as of January 1, 2008 and reflects only adjustments directly related to the recombination. The unaudited pro forma balance sheet data is prepared as if the recombination occurred on September 30, 2009. The pro forma adjustments are based on available information and assumptions that each company’s management believes are reasonable and in accordance with SEC requirements. The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and should not be read for any other purpose. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies been combined for the periods presented or the future results that the combined company will experience after the recombination. The selected unaudited pro forma condensed combined financial data:

•	have been derived from and should be read in conjunction with the “PostRock Energy Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements” and the related notes included in this joint proxy statement/prospectus; and

•	should be read in conjunction with the historical consolidated financial statements of QRCP and QELP included in the periodic reports attached to this joint proxy statement/prospectus as Annexes F, G, H and I and the historical consolidated financial statements of QRCP and QMLP included in this joint proxy statement/prospectus.

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2009	2008
	($ in thousands, except share and per share data)

Statement of Operations Data:
Revenues
Oil and gas sales	$56,711	$162,499
Gas pipeline revenue	21,022	28,176

Total revenues	77,733	190,675
Costs and expenses
Oil and gas production	23,699	44,111
Pipeline operating	22,264	29,742
General and administrative	29,705	28,269
Depreciation, depletion and amortization	39,274	70,445
Impairment of oil and gas properties	102,902	298,861
Loss from misappropriation of funds	(3,406)	—

Total cost and expenses	214,438	471,428

Operating loss	(136,705)	(280,753)
Other income (expense):
Gain (loss) from derivative financial instruments	31,078	66,145
Gain (loss) on sale of assets	—	24
Other income (expense)	(1)	305
Interest expense, net	(20,666)	(25,373)

Total other income (expense)	10,411	41,101

Loss before income taxes and majority interests	(126,294)	(239,652)
Income tax benefit (expenses)	—	—

Net loss	(126,294)	(239,652)

Net loss available to common stockholders	$(126,294)	$(239,652)

Net loss available to common stockholders per share:
Basic	$(15.78)	$(29.94)
Diluted	$(15.78)	$(29.94)
Weighted average common and common equivalent shares outstanding:
Basic	8,005,477	8,005,477

Diluted	8,005,477	8,005,477

As of
September 30, 2009
(In thousands)

Balance Sheet Data:
Total assets	459,572
Long-term debt, net of current maturities	302,535

Unaudited Comparative Per Share and Per Unit Data

The following selected comparative per share and per unit information of QRCP, QELP and QMLP as of and for the nine months ended September 30, 2009 was derived from the companies’ unaudited financial statements and as of and for the year ended December 31, 2008 was derived from the companies’ audited financial statements. You should read this information along with QRCP’s, QELP’s and QMLP’s historical consolidated financial statements and the accompanying notes included in this joint proxy statement/prospectus, including the annexes. You should also read the unaudited pro forma condensed combined financial information and accompanying discussion and notes included in this joint proxy statement/prospectus under “PostRock Energy Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements.”

	Year Ended December 31, 2008
	QRCP		QELP		QMLP
		Equivalent		Equivalent		Equivalent
	Historical	Pro Forma(1)	Historical	Pro Forma(2)	Historical	Pro Forma(3)

Net income (loss) per share or per unit:
Basic	$(6.20)	$(1.72)	$(8.05)	$(8.56)	$0.12	$(12.07)
Diluted	$(6.20)	$(1.72)	$(8.05)	$(8.56)	$0.12	$(12.07)
Cash dividends per share or per unit	$—	$—	$1.24	$—	$0.85	$—
Book value per share or per unit (at period end)	$7.43	$1.44	$0.88	$7.16	$13.46	$10.11

	Nine Months Ended September 30, 2009
	QRCP		QELP		QMLP
		Equivalent		Equivalent		Equivalent
	Historical	Pro Forma(1)	Historical	Pro Forma(2)	Historical	Pro Forma(3)

Net income (loss) per share or per unit:
Basic	$(2.54)	$(0.91)	$(5.16)	$(4.51)	$0.18	$(6.36)
Diluted	$(2.54)	$(0.91)	$(5.16)	$(4.51)	$0.18	$(6.36)
Cash dividends per share or per unit	$—	$—	$—	$—	$—	$—
Book value per share or per unit (at period end)	$2.37	$0.54	$(4.30)	$2.70	$14.09	$3.80

(1)	QRCP’s equivalent pro forma net income (loss), cash dividends and book value amounts have been calculated by multiplying PostRock’s related pro forma per share amounts by the 0.0575 exchange ratio applicable to the QRCP merger.

(2)	QELP’s equivalent pro forma net income (loss), cash dividends and book value amounts have been calculated by multiplying PostRock’s related pro forma per share amounts by the 0.2859 exchange ratio applicable to the QELP merger.

(3)	QMLP’s equivalent pro forma net income (loss), cash dividends and book value amounts have been calculated by multiplying PostRock’s related pro forma per share amounts by the 0.4033 exchange ratio applicable to the QMLP merger.

RISK FACTORS

You should consider carefully the following risk factors, together with all of the other information included in this joint proxy statement/prospectus, before deciding how to vote. Please see “Where You Can Find More Information.” This joint proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.”

Risks Related to the Recombination

The value of the shares of PostRock common stock you receive upon the consummation of the recombination may be less than the value of your shares of QRCP common stock, QELP common units or QMLP common units as of the date of the merger agreement, the date of this joint proxy statement/prospectus, the date of the stockholder and unitholder meetings or the date on which your equity interests are exchanged for PostRock common stock.

The exchange ratios in the recombination are fixed and will not be adjusted in the event of any change in the market price or value of QRCP common stock, QELP common units or QMLP common units prior to the recombination. There has been a significant amount of time since the exchange ratios were set in the merger agreement and there will be a significant amount of time before the QRCP stockholders and the QELP and QMLP unitholders vote on the merger agreement and the recombination is completed. The absolute and relative values of each of the Quest entities and the market prices of QRCP common stock, QELP common units and QMLP common units at the date of the stockholder and unitholder meetings or the date of the completion of the recombination may be materially different from their relative values or market prices at the date of this joint proxy statement/prospectus or the date of the merger agreement. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of QRCP, QELP or QMLP, market expectations of the likelihood that the recombination will be completed and the timing of completion, the prospects of post-merger operations, general market and economic conditions, the level of commodity prices, the level of interest rates and other factors. In addition, it is impossible to predict accurately the market price of the PostRock common stock to be received by QRCP stockholders and QELP and QMLP unitholders after the completion of the recombination. Accordingly, the prices of QRCP common stock, QELP common units and QMLP common units on the date of this joint proxy statement/prospectus and on the dates of the stockholder and unitholder meetings may not be indicative of their prices immediately prior to completion of the recombination and the price of PostRock common stock after the recombination is completed. In addition, after the recombination, the value of the PostRock common stock that is received in the recombination may be lower than the value of the equity interests in QRCP, QELP or QMLP held prior to the recombination.

While the recombination is pending, QRCP, QELP and QMLP will be subject to business uncertainties and contractual restrictions that could adversely affect their businesses.

Uncertainty about the financial condition of QRCP, QELP and QMLP and the effect of the recombination on employees, customers and suppliers may have an adverse effect on QRCP, QELP and QMLP pending consummation of the recombination and, consequently, on the combined company. These uncertainties may impair QRCP’s, QELP’s and QMLP’s ability to attract, retain and motivate key personnel until the recombination is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with QRCP, QELP or QMLP to seek to change existing business relationships with QRCP, QELP or QMLP. Employee retention may be particularly challenging during the pendency of the recombination because employees may experience uncertainty about their future roles with the combined company, and each of QRCP, QELP and QMLP has experienced resignations of officers and other key personnel since the date of the merger agreement. If, despite QRCP’s, QELP’s and QMLP’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed.

The merger agreement restricts QRCP, QELP and QMLP, without the other parties’ consent and subject to certain exceptions, from taking certain specified actions until the recombination occurs or the merger agreement terminates. These restrictions may prevent QRCP, QELP and QMLP from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to completion of the recombination or termination of the merger agreement.

Even absent these restrictions, QRCP, QELP and QMLP may not have the liquidity or resources available or the ability under their credit agreements to pursue alternatives to the recombination, even if they determine that another opportunity would be more beneficial. In addition, QRCP’s, QELP’s and QMLP’s management is devoting substantial time and other human resources to the proposed transaction and related matters, which could limit their ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If QRCP, QELP or QMLP is unable to pursue such other attractive business opportunities, then its growth prospects and the long-term strategic position of its business and the combined business could be adversely affected.

The merger agreement limits QRCP’s, QELP’s and QMLP’s ability to pursue an alternative acquisition proposal and requires QRCP, QELP or QMLP to pay a termination fee to the other parties in certain circumstances.

While the merger agreement is in effect, QRCP, QELP and QMLP are prohibited from soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal to acquire QRCP, QELP or QMLP, respectively, or to certain transactions such as a merger, sale of assets or other business combination, with any other person. QRCP, QELP and QMLP may pursue unsolicited proposals if, among other things, their respective boards of directors determine that doing so could reasonably be expected to be necessary to comply with applicable fiduciary duties. As a result of these provisions in the merger agreement, QRCP, QELP and QMLP may lose or forego opportunities to enter into more favorable transactions.

The merger agreement also provides for the payment by QRCP, QELP and QMLP of a termination fee of $250,000 to each of the other parties if the merger agreement is terminated in certain circumstances in connection with a competing acquisition proposal or a change by the terminating party’s board of directors of its recommendation that the applicable stockholders or unitholders vote for the approval of the merger agreement and the merger, as the case may be. Please read “The Merger Agreement — Covenants and Agreements — No Solicitation.”

These provisions limit QRCP’s, QELP’s and QMLP’s ability to pursue offers from third parties that could result in greater value to the QRCP stockholders or the QELP or QMLP unitholders, respectively. The obligation to make the termination fee payment also may discourage a third party from pursuing an alternative acquisition proposal.

QRCP’s control over QELP may preclude QELP from pursuing alternative transactions that may be more beneficial to QELP’s common unitholders than the recombination.

As the holder of all of QELP’s subordinated units, which has a class vote on merger proposals, QRCP effectively has veto power over any alternative transactions that QELP might consider pursuing, even alternative transactions that could be more beneficial to QELP’s common unitholders than the recombination.

QELP’s partnership agreement limits its general partner’s fiduciary duties to unitholders and restricts the remedies available to holders of QELP common units and subordinated units for actions taken by QELP’s general partner that might otherwise constitute breaches of fiduciary duty.

The recombination involves conflicts of interest between QELP and its public unitholders, on the one hand, and QEGP and it affiliates, including QRCP, on the other hand. As permitted by Delaware law, QELP’s partnership agreement contains certain provisions concerning the resolution of conflicts of interest that reduce the fiduciary standards to which QEGP, the board of directors of QEGP and the conflicts committee of QEGP would otherwise be held under state law and that restrict the remedies available to unitholders for actions taken by QEGP, the board of directors of QEGP or the conflicts committee of QEGP in resolving such conflicts of interest. Specifically, under the QELP partnership agreement:

•	any conflict of interest and any resolution thereof shall be permitted and deemed approved by all partners of QELP, and shall not constitute a breach of the QELP partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is approved by a majority of the members of the conflicts committee acting in good faith (meaning they believed that such approval was in the best interests of QELP);

•	it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or QELP, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	the general partner and its officers and directors will not be liable for monetary damages to QELP, the QELP limited partners or their assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

The conflicts committee of the board of directors of QEGP has unanimously (i) determined that the merger agreement and the QELP merger are advisable, fair to and in the best interests of QELP and the holders of QELP common units (other than QEGP and its affiliates), (ii) approved the merger agreement and the QELP merger and (iii) recommended approval and adoption of the merger agreement and the QELP merger by the holders of QELP common units (other than QEGP and its affiliates). The members of the conflicts committee, although meeting the independence standards required of directors who serve on an audit committee of a board of directors of a company listed or admitted to trading on the Nasdaq Global Market, were appointed by QRCP, as the sole member of QEGP, and not elected by the unitholders of QELP.

There will be material differences between the current rights of QRCP stockholders, QELP unitholders and QMLP unitholders and the rights they can expect to have as PostRock stockholders.

QRCP stockholders, QELP unitholders and QMLP unitholders will receive PostRock common stock in the recombination and will become PostRock stockholders. As PostRock stockholders, their rights as stockholders will be governed by the PostRock restated certificate of incorporation and bylaws and the Delaware General Corporation Law, instead of the articles of incorporation and bylaws of QRCP and the Nevada Revised Statutes, in the case of QRCP, or the partnership agreement of QELP or QMLP, as applicable, and the Delaware Revised Uniform Limited Partnership Act, in the case of QELP or QMLP, as applicable. As a result, there will be material differences between the current rights of QRCP stockholders, QELP unitholders and QMLP unitholders and the rights they can expect to have as PostRock stockholders. For example, PostRock’s restated certificate of incorporation will provide that no action that is required or permitted to be taken by PostRock stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting. This provision of the restated certificate of incorporation may only be amended or repealed by a vote of 80% of the voting power of the outstanding common stock. QRCP stockholders are permitted to act by written consent only if such written consent is unanimous, and QELP unitholders and QMLP unitholders are permitted to act by written consent only if such written consent is authorized by QEGP or QMGP, respectively. Please read “Comparison of Unitholder or Stockholder Rights.”

Financial projections by QRCP, QELP and QMLP may not prove accurate.

In connection with the recombination, the boards of directors and their conflicts or special committees considered, among other things, internal financial analyses and forecasts for QRCP, QELP and QMLP prepared by management. The financial advisors to the QRCP board of directors and the conflicts committee of the QEGP board of directors also considered these internal financial analyses and forecasts in performing their financial analyses and rendering their opinions regarding the fairness, from a financial point of view, of the consideration to be received by the QRCP stockholders or the QELP exchange ratio to be utilized in the QELP merger for the QELP common unitholders (other than QEGP and its affiliates), as the case may be. These financial projections include assumptions regarding, among other things, number, type and timing of new wells drilled and connected, commodity prices, KPC throughput volumes, access to equity capital and interest rates. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. Several of the assumptions have already been shown to be inaccurate. For example, management assumed that the Missouri Gas Energy contract for firm capacity on the KPC Pipeline would be renewed for similar volumes, which did not occur. You should expect that there will be material differences between actual and projected results. The failure of the businesses of QRCP, QELP and QMLP to achieve projected results, including projected cash flows, could have a material adverse effect on PostRock’s stock price and financial position following the recombination, and may result in bankruptcy. For a more complete discussion of the financial projections, please read “The Recombination — Projected Financial Information of QRCP, QELP, QMLP and PostRock.”

The merger agreement is subject to closing conditions that could result in the completion of the recombination being delayed or not consummated, and the recombination may not be consummated even if the QRCP stockholders and the QELP and QMLP unitholders approve the merger agreement and the recombination.

Under the merger agreement, completion of the recombination is conditioned upon the satisfaction of closing conditions, including, among others, the approval of the transaction by the QRCP stockholders, the QELP unitholders and the QMLP unitholders. In addition, completion of the recombination is conditioned upon the arrangement of one or more credit facilities for PostRock and its subsidiaries on terms reasonably acceptable to the board of directors of QRCP and the conflicts committee of each of QEGP and QMGP. On December 17, 2009, each of the parties acknowledged that this condition has been satisfied, but such acknowledgement itself is conditioned upon the credit agreements of each of QRCP, QELP and QMLP, as amended, being in effect at the closing on the same terms as existed on December 17, 2009. The required conditions to closing may not be satisfied or, if permissible, waived, in a timely manner, if at all, and the recombination may not occur. In addition, QRCP, QELP and QMLP can agree not to consummate the recombination even if QRCP stockholders, QELP unitholders and QMLP unitholders approve the merger agreement and the recombination and any of QRCP, QELP or QMLP may terminate the merger agreement if the recombination has not been consummated by March 31, 2010.

Failure to complete the recombination could negatively impact the value of the QRCP common stock, QELP common units and QMLP common units and their future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the recombination.

If the recombination is not completed for any reason, QRCP, QELP and QMLP could be subject to several risks including the following:

•	there may be events of default under QRCP’s and QELP’s indebtedness and such indebtedness may be accelerated and become immediately due and payable, which may result in the bankruptcy of QRCP or QELP (please read “— If the recombination is delayed or not consummated or if the merger agreement is terminated, there may be events of default under QRCP’s and QELP’s indebtedness enabling the lenders to accelerate such indebtedness, which could lead to the foreclosure of collateral and the bankruptcy of QRCP and QELP”);

•	the market price of the QRCP common stock and QELP common units may decline to the extent that their current market price reflects market assumptions that the recombination will be completed and that the combined company will experience a potentially enhanced financial position;

•	QRCP’s common stock may be delisted from the Nasdaq Global Market if the recombination has not closed or QRCP has not otherwise satisfied the $1 per share minimum bid listing requirement by March 15, 2010;

•	there will be substantial transaction costs related to the recombination, such as investment banking, legal and accounting fees, printing expenses and other related charges, that must be paid even if the recombination is not completed;

•	there may be an adverse impact on relationships with customers, suppliers and others to the extent they believe that QRCP, QELP and QMLP cannot compete in the marketplace or continue as solvent entities without the recombination or otherwise remain uncertain about the entities’ future prospects in the absence of the recombination; and

•	QRCP, QELP and QMLP may experience difficulty in retaining and recruiting current and prospective employees.

QRCP, QELP and QMLP will incur significant transaction and merger-related integration costs in connection with the recombination.

As of September 30, 2009, QRCP, QELP and QMLP have already incurred approximately $7.3 million in aggregate transaction costs in connection with the recombination and expect to pay approximately $6.7 million in additional aggregate transaction costs subsequent to September 30, 2009. These transaction costs include investment banking, legal and accounting fees and expenses, SEC filing fees, printing expenses, mailing expenses, proxy solicitation expenses and other related charges. These amounts are preliminary estimates that are subject to change. A portion of the transaction costs will be incurred regardless of whether the recombination is consummated. QRCP will pay 10% of the combined transaction costs and QELP and QMLP will each pay 45% of the combined transaction costs, except that QRCP and QELP will share equally the costs of printing and mailing this joint proxy statement/prospectus to, and soliciting proxies (including fees of proxy solicitors) from, their stockholders and unitholders and QMLP will pay the cost of mailing this joint proxy statement/prospectus to, and soliciting proxies from, its unitholders. These costs will reduce the cash available to the combined company following completion of the recombination and will adversely impact its liquidity and ability to make capital expenditures.

The directors and executive officers of QRCP, QEGP and QMGP have interests in the recombination that are different from the interests of the QRCP stockholders and the QELP and QMLP unitholders, respectively.

When considering the recommendations of the QRCP board of directors, QEGP board of directors and QMGP board of directors and their respective special committee or conflicts committee with respect to the recombination, you should be aware that the directors and executive officers of QRCP, QEGP and QMGP have interests in the recombination as directors or executive officers that are different from, or in addition to, the interests of other QRCP stockholders, QELP unitholders and QMLP unitholders generally. These interests include:

•	certain officers and directors of QRCP hold options to purchase QRCP common stock, which will automatically convert into options in PostRock common stock at the effective time of the recombination based on the applicable exchange ratio;

•	certain officers and directors of QRCP, QEGP and QMGP hold restricted stock or unit awards and bonus share or unit awards, some of which will vest immediately prior to the effective time of the recombination and convert into PostRock common stock and some of which will convert into restricted stock awards of PostRock subject to vesting, in each case based on the applicable exchange ratio;

•	certain indemnification arrangements and insurance policies for directors and officers of each of QRCP, QELP and QMLP will be continued for six years if the recombination is completed; and

•	certain officers of QRCP, QELP and QMLP, including President and Chief Executive Officer David Lawler and Chief Financial Officer Eddie LeBlanc, have been offered continued employment with PostRock after the effective time of the recombination and may enter into or be provided new employment, retention and compensation arrangements (although no such arrangements have been agreed to other than the employment agreement QRCP executed with Mr. LeBlanc on December 7, 2009).

In addition, some of the officers and directors of QRCP are also directors and officers of QEGP and QMGP. QRCP stockholders and QELP and QMLP unitholders should consider these interests in conjunction with the recommendation of the boards of directors of QRCP, QEGP and QMGP to approve the merger agreement and the applicable merger. These interests have been described more fully in “The Recombination — Interests of Certain Persons in the Recombination.”

Tax Risks Related to the Recombination

You are urged to read “Material U.S. Federal Income Tax Consequences of the Recombination” for a more complete discussion of the expected material federal income tax consequences of the recombination and owning and disposing of PostRock common stock received in the recombination.

No ruling has been requested with respect to the tax consequences of the recombination.

Although QRCP is relying on the opinion of its counsel that the QRCP merger will qualify as a tax-free reorganization of QRCP and that the U.S. holders of QRCP common stock will not recognize any gain or loss as a result of the recombination, no ruling has been or will be requested from the Internal Revenue Service, or IRS, with respect to the tax consequences of the recombination. The opinion of QRCP’s counsel may not be sustained by a court if challenged by the IRS.

QELP unitholders will be allocated taxable income and gain of QELP through the time of the recombination and will not receive any additional distributions attributable to that income.

QELP unitholders will be allocated their proportionate share of QELP’s taxable income and gain for the period ending at the time of the recombination. QELP unitholders will have to report, and pay taxes on, such income even though they will not receive any additional cash distributions from QELP attributable to such income. Such income, however, will increase the tax basis of the units held by such QELP unitholders, and thus reduce their gain (or increase their loss) recognized as a result of the QELP merger.

QELP unitholders and QMLP unitholders will be subject to different tax treatment as PostRock stockholders than they were as QELP or QMLP unitholders.

QELP and QMLP, as partnerships, are not taxable entities and incur no federal income tax liabilities. Instead, each partner of QELP and QMLP is required to take into account his share of items of income, gain, loss and deduction of the applicable partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest. In contrast, PostRock, as a corporation, will be subject to tax at the corporate level and any distributions to stockholders of PostRock will also be taxable to the stockholders to the extent made from the profits and earnings of PostRock. The maximum corporate U.S. federal income tax rate is currently 35%.

Losses realized by QMLP unitholders on the QMLP merger may not be immediately deductible due to the application of the passive loss rules.

Any losses recognized as a result of the QMLP merger generally will be treated as passive activity loss for those QMLP unitholders that are subject to the passive loss rules. There is a material risk that any losses realized in the QMLP merger by such QMLP unitholders will not be immediately deductible because it is questionable whether the QMLP merger qualifies as a disposition by the QMLP unitholders of their entire interests in QMLP in a fully taxable transaction. If the QMLP merger does not so qualify, then any loss from the QMLP merger may subsequently be used only to offset future passive income realized by such QMLP unitholders or upon a fully taxable disposition of the PostRock common stock received in the QMLP merger by such QMLP unitholders. See “Material U.S. Federal Income Tax Consequences of the Recombination — Tax Consequences to QRCP Stockholders and QELP and QMLP Unitholders — Tax Treatment of QMLP Merger and QMGP Merger to QMLP Common Unitholders and QMGP Common Unitholders — Limitation on Deductibility of Losses.”

Certain QELP and QMLP unitholders could recognize taxable gain from the QELP and QMLP mergers even though they do not receive any cash consideration in the QELP and QMLP mergers.

Each of the QELP merger and the QMLP merger has been structured as a taxable transaction. As a result, a QELP unitholder and a QMLP unitholder will recognize taxable gain if the fair market value of the PostRock stock received by such unitholder, plus such unitholder’s share of QELP or QMLP nonrecourse debt immediately prior to the QELP merger or the QMLP merger, exceeds such unitholder’s tax basis in its common units, even though the unitholder does not receive any cash consideration in the QELP merger or the QMLP merger. Moreover, the amount of any such taxable gain to such a unitholder could be greater than expected due to the fact that such unitholder’s tax basis in its common units would have been reduced to the extent that prior distributions to such unitholder exceeded the total net taxable income allocated to such unitholder. See “Material U.S. Federal Income Tax Consequences of the Recombination — Tax Consequences to QRCP Stockholders and QELP and QMLP Unitholders — Tax

Treatment of QELP Merger to QELP Common Unitholders — Amount and Character of Gain or Loss Recognized,” and “— Tax Treatment of QMLP Merger and QMGP Merger to QMLP Common Unitholders and QMGP Common Unitholders — Amount of Gain or Loss Recognized.”

PostRock’s net operating loss carryforwards will be substantially limited as a consequence of the recombination and the resulting ownership change as defined in the Internal Revenue Code.

QRCP has experienced and continues to experience net operating losses for tax purposes. Under the Code, QRCP may utilize its net operating loss carryforwards and built-in losses in certain circumstances to offset future taxable income and to reduce federal income tax liability, subject to certain requirements and restrictions. QRCP will experience an “ownership change,” as defined in Section 382 of the Code, as a consequence of the recombination. As a result, QRCP’s ability to use its net operating loss carryforwards and net unrealized built-in losses will be substantially limited, which could have a negative impact on PostRock’s financial position and results of operations. The annual limitation on the use of net operating losses is an amount equal to the long-term tax exempt rate multiplied by the value of QRCP immediately before the recombination. See “Material U.S. Federal Income Tax Consequences of the Recombination — Tax Consequences to PostRock, QRCP, QELP and QMLP — Limitations on QRCP NOL Carryforwards and Other Tax Attributes.”

Risks Related to the Financial Condition of QRCP, QELP and QMLP

Former senior management were terminated in 2008 following the discovery of various misappropriations of funds of QRCP and QELP.

In August of 2008, Jerry Cash, the former chairman, president and chief executive officer of QRCP, QEGP and QMGP, resigned and David E. Grose, the former chief financial officer of QRCP, QEGP and QMGP, was terminated, following the discovery of the misappropriation of $10 million principally from QRCP by Mr. Cash with the assistance of Mr. Grose from 2005 through mid-2008. Additionally, the Oklahoma Department of Securities has filed a lawsuit alleging that Mr. Grose and Brent Mueller, the former purchasing manager of QRCP, each received kickbacks of approximately $0.9 million from several related suppliers over a two-year period and that during the third quarter of 2008, they also engaged in the direct theft of $1 million for their personal benefit and use. In March 2009, Mr. Mueller pled guilty to one felony count of misprision of justice. We have filed lawsuits against all three of these individuals seeking an asset freeze and damages related to the transfers, kickbacks and thefts. Pursuant to a settlement agreement with Mr. Cash, QRCP, QELP and QMLP recovered assets valued at $3.4 million from him and released all further claims against him. As a result of these activities, QRCP recorded an aggregate consolidated loss of $6.6 million. QRCP and QELP have incurred costs totaling approximately $8.0 million in connection with the investigation of these misappropriations, legal fees, accountants’ fees and other related expenses. We may not be successful in recovering any additional amounts. Any additional recoveries may consist of assets other than cash and accurately valuing such assets in the current economic climate may be difficult. Any amounts recovered will be recognized by us for financial accounting purposes only in the period in which the recovery occurs. For more detail concerning these unauthorized transfers, please read “Items 1. and 2. — Business and Properties — Recent Developments” in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F.

QRCP and QELP are involved in securities lawsuits that may result in judgments, settlements, and/or indemnity obligations that are not covered by insurance and that may have a material adverse effect on QRCP, QELP or PostRock.

Between September 2008 and August 2009, four federal securities class action lawsuits, one federal individual securities lawsuit, two federal derivative lawsuits and three state court derivative lawsuits have been filed naming QRCP, QELP and certain current and former officers and directors as defendants. The securities lawsuits allege the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning the unauthorized transfers of funds by former management described above and seek class certification, money damages, interest, attorneys’ fees, costs and expenses. The complaints allege that, as a result of these actions, QRCP’s stock price and QELP’s unit price were artificially inflated. The derivative lawsuits assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment and seek disgorgement, money damages, costs, expenses and equitable or injunctive relief. Additional lawsuits may be filed. For more information, please read “Business of PostRock — Legal Proceedings.”

QRCP and QELP have incurred and will continue to incur substantial costs, legal fees and other expenses in connection with their defense against these claims. In addition, the final settlements or the courts’ final decisions in the securities cases could result in judgments against QRCP and QELP that are not covered by insurance or which exceed the policy limits. QRCP and QELP may also be obligated to indemnify certain of the individual defendants in the securities cases, which indemnity obligations may not be covered by insurance. QRCP and QELP have received letters from their directors and officers’ insurance carriers reserving their rights to limit or preclude coverage under various provisions and exclusions in the policies, including for the committing of a deliberate criminal or fraudulent act by a past, present, or future chief executive officer or chief financial officer. QELP has received a letter from its directors’ and officers’ liability insurance carrier stating that the carrier will not provide insurance coverage to QELP based on Mr. Cash’s alleged written admission that he engaged in acts for which coverage is excluded. The carrier also reserved its rights to deny coverage under various other provisions and exclusions in the policies. QELP is reviewing the letter and evaluating its options. If these lawsuits have not been settled, tried or dismissed prior to the closing of the recombination, PostRock will become subject to some or all of these lawsuits and would face the same risks with respect to these lawsuits as QRCP and QELP. QRCP, QELP and PostRock might not have sufficient cash on hand to fund any such payment of expenses, judgments and indemnity obligations and might be forced to file for bankruptcy or take other actions that could have a material adverse effect on their financial condition and the price of their common stock or common units. Furthermore, certain of the officers and directors of PostRock may continue to be subject to these actions after the closing of the recombination, which could adversely affect the ability of management and the board of directors of PostRock to implement PostRock’s business strategy.

U.S. government investigations could affect PostRock’s results of operations.

Numerous government entities are currently conducting investigations of QRCP, QELP and some of their former officers and directors. The Oklahoma Department of Securities has filed lawsuits against Mr. Cash, Mr. Grose and Mr. Mueller. In addition, the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the Securities and Exchange Commission, the Internal Revenue Service and other government agencies are currently conducting investigations related to QRCP and QELP and the misappropriations by these individuals.

Neither QRCP, QELP nor PostRock can anticipate the timing, outcome or possible financial or other impact of these investigations. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of securities laws, and other federal and state statutes, including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a broad range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other penalties and sanctions. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect PostRock’s results of operations and financial condition and its ability to continue as a going concern.

QRCP’s and QELP’s independent registered public accounting firm has expressed substantial doubt about the ability of QRCP and QELP to continue as going concerns and there is a risk that PostRock’s independent auditor will express doubt about PostRock’s ability to continue as a going concern.

The independent auditor’s report accompanying QRCP’s audited consolidated financial statements for the year ended December 31, 2008 included in this joint proxy statement/prospectus contained a statement expressing substantial doubt as to QRCP’s ability to continue as a going concern. The factors contributing to this concern include QRCP’s recurring losses from operations, stockholders’ (deficit) equity, and inability to generate sufficient cash flow to meet its obligations and sustain its operations. If the recombination is not consummated and QRCP is unable to sell additional assets, restructure its indebtedness, issue equity securities and/or complete some other strategic transaction, then QRCP may be forced to make a bankruptcy filing or take other actions that could have a material adverse effect on its business, the price of its common stock and its results of operations.

The independent auditor’s report accompanying the audited consolidated financial statements included in QELP’s annual report on Form 10-K/A for the year ended December 31, 2008 contains a statement expressing substantial doubt as to QELP’s ability to continue as a going concern. QELP and its predecessor have incurred significant losses from 2004 through 2008, mainly attributable to operations, impairment of oil and gas properties, unrealized gains and losses from derivative financial instruments, legal restructurings, financings, the current legal and operational structure and the losses attributable to certain unauthorized transfers, repayments and re-transfers of funds to entities controlled by the former chief executive officer of each of the Quest entities and the associated costs to investigate such transfers. If the recombination is not consummated and QELP is unable to restructure its indebtedness or complete some other strategic transaction, then QELP may be forced to make a bankruptcy filing or take other actions that could have a material adverse effect on its business, the price of its common units and its results of operations.

There is a risk that PostRock’s independent auditor will express doubt about the ability of PostRock to continue as a going concern. Even if the recombination is consummated, PostRock may be forced to make a bankruptcy filing or may be forced to sell assets, restructure its indebtedness, issue additional equity securities or complete some other strategic transaction in order to avoid having to make a bankruptcy filing.

QRCP and QELP have identified significant and pervasive material weaknesses in their internal controls over financial reporting, which has led to the restatement of financial statements and which may persist.

Following the discovery of the unauthorized transfers by certain members of senior management discussed above and in connection with QRCP’s management’s review of QRCP’s internal controls as of December 31, 2008 and QELP’s management’s review of QELP’s internal controls as of December 31, 2008, control deficiencies that constituted material weaknesses related to the following items were identified:

•	QRCP and QELP did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting.

•	QRCP and QELP did not maintain effective monitoring controls to determine the adequacy of their internal control over financial reporting and related policies and procedures.

•	QRCP and QELP did not establish and maintain effective controls over certain of its period-end financial close and reporting processes, including the preparation and review of financial statements and schedules and journal entries.

•	QRCP and QELP did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments.

•	QRCP and QELP did not establish and maintain effective controls to ensure completeness and accuracy of stock compensation costs.

•	QRCP and QELP did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense.

•	QRCP and QELP did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs.

•	QRCP and QELP did not establish and maintain effective controls to adequately segregate the duties over cash management.

•	QRCP and QELP did not establish and maintain effective controls to ensure personnel in the accounting department were competent and capable of performing the functions required.

These material weaknesses resulted in the misstatement of certain of QRCP’s and QELP’s annual and interim consolidated financial statements during the last three years. Based on management’s evaluation, because of the material weaknesses described above, QRCP’s and QELP’s management concluded that QRCP’s and QELP’s, respectively, internal control over financial reporting was not effective as of December 31, 2008.

Management believes that it is unlikely that the remediation plan to correct these deficiencies and the timeline for implementation will eliminate all deficiencies for the year ended December 31, 2009. Additional measures may be necessary and these measures, along with other measures QRCP and QELP each expect to take to improve their respective internal controls over financial reporting, may not be sufficient to address the deficiencies identified or ensure that its internal control over financial reporting is effective. If, before the recombination, QRCP or QELP or, after the recombination, PostRock, are unable to provide reliable and timely financial external reports, their business and prospects could suffer material adverse effects. In addition, QRCP, QELP or PostRock may in the future identify further material weaknesses or significant deficiencies in their internal control over financial reporting.

As discussed above, as a result of the misappropriation of funds by prior senior management and other significant and material errors identified in prior year financial statements and the material weaknesses in internal control over financial reporting, the boards of directors of QRCP and QEGP determined on December 31, 2008 that the audited consolidated financial statements for QRCP and QELP or its predecessor as of and for the years ended December 31, 2007, 2006 and 2005 and unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon and that it would be necessary to restate these financial statements.

The restated consolidated financial statements correct errors in a majority of the financial statement line items in the previously issued consolidated financial statements for all periods presented. For more detail concerning these restatements, please read “Explanatory Note to Annual Report — Restatement and Reaudit” in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F.

As a result of the need to completely restate and reaudit all of the financial statements for the periods discussed above, management of QRCP and QELP were unable to prepare and file their respective annual reports for 2008 and their quarterly reports for the third quarter of 2008 and the first and second quarters of 2009 on a timely basis. Moreover, QRCP and QELP were required to file amendments to certain of their respective periodic reports to correct an error identified in July 2009 related to the incorrect classification of realized gains on commodity derivative instruments during the year ended December 31, 2008, which affected the financial statements for the quarters ended March 31, June 30, and September 30, 2008 and the year ended December 31, 2008. The discovery of any additional material weaknesses or other deficiencies could result in the restatement of PostRock’s financial statements.

If the recombination is delayed or not consummated or if the merger agreement is terminated, there may be events of default under QRCP’s, QELP’s and QMLP’s indebtedness enabling the lenders to accelerate such indebtedness, which could lead to the foreclosure of collateral and the bankruptcy of QRCP, QELP and QMLP.

QRCP and QELP have been in default under their respective credit agreements. In May 2009, QRCP entered into an amendment to its credit agreement to, among other things, waive certain events of default related to its financial covenants and collateral requirements and to extend certain financial reporting deadlines.

In June 2009, QRCP, QELP and Quest Cherokee, LLC (“Quest Cherokee”) entered into amendments to their respective credit agreements that, among other things, deferred until August 15, 2009 the obligation to deliver to RBC certain financial information. The QRCP amendment also waived financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009, waived any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009, and deferred until September 30, 2009 the interest payment due on June 30, 2009, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in QRCP’s credit agreement) with a maturity date of September 30, 2009. On September 11, 2009, QRCP further amended its credit agreement to extend the maturity date of the interest deferral note to July 11, 2010 while allowing interest for the third quarter of 2009, fourth quarter of 2009, first quarter of 2010 and second quarter of 2010 to be deferred to July 11, 2010 as well. The quarterly principal payments of $1.5 million due September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010 were also effectively deferred until July 11, 2010 at which time all $6 million will be due. Thereafter, QRCP will be required to make a principal repayment of $1.5 million at the end of each calendar quarter until maturity.

If QRCP is not able to pay in full all the amounts due on July 11, 2010 (approximately $21 million), the entire amount of QRCP’s credit facility would become due and payable. Furthermore, the entire principal amount due under QELP’s and QMLP’s credit facilities is due on July 11, 2010 if the recombination does not occur by July 10, 2010. QRCP, QELP and QMLP may not be able to pay such amounts on that date and they may not be able to obtain further extensions of their maturity dates.

An event of default under either of QELP’s credit agreements would cause an event of default under QELP’s other credit agreement.

If there is an event of default under any of the credit agreements, the lenders thereunder could accelerate the indebtedness and foreclose on the collateral securing that credit agreement. As of September 30, 2009, there was $31.8 million outstanding under the QRCP credit agreements, $160.0 million outstanding under the QELP revolving credit agreement, $29.8 million outstanding under the QELP second lien loan agreement and $121.7 million under the QMLP credit agreement.

In July 2009, QELP’s borrowing base under its revolving credit agreement was reduced from $190 million to $160 million. Effective December 17, 2009, QELP’s borrowing base under its revolving credit agreement was further reduced to $145 million in connection with another borrowing base redetermination, which resulted in a borrowing base deficiency of $15 million. QELP repaid the borrowing base deficiency on December 17, 2009 in connection with the execution of the amendment to the Quest Cherokee credit agreement. QELP’s borrowing base may be further reduced in connection with future borrowing base redeterminations, which will occur on a quarterly basis beginning May 1, 2010. QELP may not be able to repay any borrowing base deficiency resulting from any future reduction in the borrowing base.

In addition, as a result of the recent expiration of MGE’s firm transportation contract with the KPC Pipeline and the expected decrease in 2010 in the gathering and compression fees charged under the midstream services agreement between Bluestem Pipeline, LLC (“Bluestem”) and QELP as a result of the low natural gas prices in 2009, QMLP may not be in compliance with the total leverage ratio covenant in its credit agreement commencing with the second quarter of 2010, if it is not able to reduce its expected total indebtedness as of June 30, 2010 and/or increase its anticipated EBITDA for the quarter ended June 30, 2010. If QMLP were to default, the lenders could accelerate the entire amount due under the QMLP credit agreement.

If QELP, QRCP or QMLP is required to pay the full amounts of the indebtedness upon acceleration, it may be able to raise the funds only by selling assets or it may be unable to raise the funds at all, in which event it may be forced to file for bankruptcy protection or liquidation.

If defaults occur and the recombination is delayed or the merger agreement is terminated and QRCP, QELP or QMLP are unable to obtain waivers from its lenders or to obtain alternative financing to repay the credit facilities, QRCP, QELP or QMLP may be required to obtain additional waivers or its lender may foreclose on its assets, issue additional equity securities or refinance the credit agreements at unfavorable prices.

Risks Related to the Business of PostRock

The current financial crisis and economic conditions have had, and may continue to have, a material adverse impact on PostRock’s business and financial condition.

Since the second half of 2008, global financial markets have been experiencing a period of unprecedented turmoil and upheaval characterized by extreme volatility and declines in prices of securities, diminished liquidity and credit availability, inability to access capital markets, the bankruptcy, failure, collapse or sale of financial institutions and an unprecedented level of intervention from the U.S. federal government and other governments. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets and the solvency of counterparties, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on more onerous terms and, in some cases, ceased to provide any new funding.

A continuation of the economic crisis could result in further reduced demand for oil and natural gas and keep downward pressure on the prices for oil and natural gas, which have fallen dramatically since reaching historic highs in July 2008. These price declines have negatively impacted each of the Quest entities’ revenues and cash flows. Difficult economic conditions could materially adversely affect PostRock’s business and financial condition. For example:

•	PostRock’s ability to obtain credit and access the capital markets to fund the exploration or development of reserves, the construction of additional assets or the acquisition of assets or businesses from third parties may continue to be restricted;

•	PostRock’s hedging arrangements could become ineffective if PostRock’s counterparties are unable to perform their obligations or seek bankruptcy;

•	the values PostRock is able to realize in asset sales or other transactions it engages in to raise capital may be reduced, thus making these transactions more difficult to consummate and less economic; and

•	the demand for oil and natural gas could further decline due to deteriorating economic conditions, which could adversely affect PostRock’s business, financial condition or results of operations.

No later than the first half of 2010, PostRock will need to raise a significant amount of equity capital to fund its drilling program and pay down outstanding indebtedness, including principal, interest and fees of approximately $21 million due under QRCP’s credit agreement on July 11, 2010. PostRock may not be able to raise a sufficient amount of equity capital for these purposes at the appropriate time due to market conditions or PostRock’s financial condition and prospects or may have to issue shares at a significant discount to the market price. If PostRock is not able to raise this equity capital, it would have a material adverse impact on PostRock’s ability to meet indebtedness repayment obligations and fund its operations and capital expenditures and PostRock may be forced to file for bankruptcy. In addition, if PostRock issues and sells additional shares in an equity offering, your ownership in PostRock will be diluted and PostRock’s stock price may decrease due to the additional shares available in the market.

Due to these factors, funding may not be available if needed and to the extent required, on acceptable terms. If funding is not available when needed, or if funding is available only on unfavorable terms, PostRock may be unable to meet its obligations as they come due or be required to post collateral to support its obligations, or PostRock may be unable to implement its development plans, enhance its business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on PostRock’s production, revenues, results of operations, or financial condition or cause PostRock to file for bankruptcy.

Energy prices are very volatile, and if commodity prices remain low or continue to decline, PostRock’s revenues, profitability and cash flows will be adversely affected. A sustained or further decline in oil and natural gas prices may adversely affect PostRock’s business, financial condition or results of operations and PostRock’s ability to fund its capital expenditures and meet its financial commitments.

The current global credit and economic environment has resulted in reduced demand for natural gas and significantly lower natural gas prices. Gas prices have seen a greater percentage decline over the past twelve months than oil prices due in part to a substantial supply of natural gas on the market and in storage. The prices PostRock receives for its oil and natural gas production will heavily influence PostRock’s revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and will likely continue to be volatile in the future. For example, during the nine months ended September 30, 2009, the near month NYMEX natural gas futures price ranged from a high of $6.07 per Mmbtu to a low of $2.51 per Mmbtu. Approximately 98% of PostRock’s production is natural gas. The prices that PostRock receives for its production, and the levels of its production, depend on a variety of factors that are beyond PostRock’s control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

•	the price and level of foreign imports of oil and natural gas;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, acts of terrorism or sabotage;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the impact of the U.S. dollar exchange rates on oil and gas prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the costs, proximity and capacity of gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

PostRock’s revenue, profitability and cash flow depend upon the prices and demand for oil and gas, and a drop in prices will significantly affect PostRock’s financial results and impede PostRock’s growth. In particular, declines in commodity prices will:

•	reduce the amount of cash flow available for capital expenditures, including for the drilling of wells and the construction of infrastructure to transport the natural gas it produces;

•	negatively impact the value of PostRock’s reserves because declines in oil and natural gas prices would reduce the amount of oil and natural gas PostRock can produce economically;

•	reduce the drilling and production activity of PostRock’s third party customers and increase the rate at which PostRock’s customers shut in wells; and

•	limit PostRock’s ability to borrow money or raise additional capital.

Future price declines may result in a write-down of PostRock’s asset carrying values.

Lower gas prices may not only decrease PostRock’s revenues, profitability and cash flows, but also reduce the amount of oil and gas that PostRock can produce economically. This may result in PostRock’s having to make substantial downward adjustments to its estimated proved reserves. Substantial decreases in oil and gas prices have had and may continue to render a significant number of PostRock’s planned exploration and development projects uneconomic. If this occurs, or if PostRock’s estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require PostRock to write down, as a non-cash charge to earnings, the carrying value of its oil or gas properties, pipelines or other long-lived assets for impairments. PostRock will be required to perform impairment tests on its assets periodically and whenever events or changes in circumstances warrant a review of its assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of PostRock’s assets, the carrying value may not be recoverable and may, therefore, require a write-down of such carrying value.

For example, due to the low price of gas as of December 31, 2008, revisions resulting from further technical analysis and production during the year, QRCP’s proved reserves decreased 17.2% to 174.8 Bcfe at December 31, 2008 from 211.1 Bcfe at December 31, 2007, and the standardized measure of its proved reserves decreased 42.7%

to $164.1 million as of December 31, 2008 from $286.2 million as of December 31, 2007. The December 31, 2008 reserves were calculated using a spot price of $5.71 per Mmbtu (adjusted for basis differential, prices were $5.93 per Mmbtu in the Appalachian Basin and $4.84 per Mmbtu in the Cherokee Basin) compared to $6.43 at December 31, 2007. Primarily as a result of this decrease, PostRock recognized a non-cash impairment of $298.9 million for the year ended December 31, 2008. Due to a further decline in the spot price for natural gas during 2009, PostRock incurred an additional impairment charge of approximately $102.9 million for the nine months ended September 30, 2009. PostRock may incur further impairment charges in the future, which could have a material adverse effect on PostRock’s results of operations in the period incurred and result in a reduction in its credit facility borrowing base.

PostRock has determined that it will record an impairment charge on its interstate and gathering pipelines and related contract-based intangible assets for the fourth quarter of 2009.

In connection with the preparation and audit of the consolidated financial statements of PostRock and QRCP for the year ended December 31, 2009, PostRock has determined that it will record a non-cash impairment charge, expected to be in the range of $140 million to $180 million, on its interstate and gathering pipelines and related contract-based intangible assets in the fourth quarter of 2009. This non-cash impairment charge is due to the loss of Missouri Gas Energy, or MGE, a significant customer of the KPC Pipeline, during the fourth quarter of 2009 and the amendments to the credit agreements of QELP in December 2009 resulting in a reduction of expected drilling activity in the Cherokee Basin. Please read “— As a result of their financial condition, QRCP and QELP have had to significantly reduce their capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases” and “— The revenues of PostRock’s interstate pipeline business are generated under contracts that must be renegotiated periodically.”

The exchange ratios provided in the merger agreement were fixed in July 2009 at the time of execution of the merger agreement and, accordingly, did not take into account the non-cash impairment described above. In addition, the merger agreement does not provide for adjustments to the exchange ratios based on events occurring after the date of the merger agreement.

As a result of their financial condition, QRCP and QELP have had to significantly reduce their capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases.

Due to the global economic and financial crisis, the decline in commodity prices, the unauthorized transfers of funds by prior senior management and restrictions in their credit agreements, as described in more detail in other risk factors, QRCP and QELP have not been able to raise the capital necessary to implement their drilling plans for 2009 and 2010. QRCP reduced its capital expenditure budgets from $84.1 million in 2008 to $3.3 million in 2009, and QELP reduced its capital expenditure budgets from $155.4 million in 2008 to $9.7 million in 2009. In addition, QELP drilled only seven new wells in 2009, after completing 328 new wells in 2008. QELP does not expect to drill a substantial number of wells if the recombination is not completed. The effect of this reduced capital expenditures and drilling program is that QELP may not be able to maintain its reserves levels and that QRCP and QELP may lose leases that require a certain level of drilling activity. This reduced drilling program also will have a significant impact on the Bluestem gas gathering system. Please read “— Certain of PostRock’s undeveloped leasehold acreage is subject to leases that may expire in the near future” and “— PostRock has determined that it will record an impairment charge on its interstate and gathering pipelines and related contract-based intangible assets for the fourth quarter of 2009.” If the recombination is consummated, PostRock plans to drill seven gross wells and complete 108 gross wells during 2010 at a total estimated cost of $26 million, but PostRock may not be able to obtain the capital to achieve this plan.

PostRock will be highly leveraged.

As a condition to the recombination, QRCP, QELP and QMLP each amended their credit agreements to permit the recombination and to extend the maturity dates. Please read “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” At the closing of the recombination, PostRock expects to have approximately $365 million of contractual commitments outstanding, made up of debt service requirements and operating lease commitments, approximately $50 million of which will be due in less than one year, approximately $312 million of which will be due in one to three years, approximately

$2 million of which will be due in four to five years and the remaining approximately $1 million of which will be due in more than five years. PostRock’s contractual commitments at closing may be higher than these projected amounts, and such differences may be material. PostRock anticipates that it may in the future incur additional debt for financing its growth. PostRock’s ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. Under certain circumstances, the use of leverage may create a greater risk of loss to stockholders than if PostRock did not borrow. The risk of loss in such circumstances is increased because PostRock would be obligated to meet fixed payment obligations on specified dates regardless of PostRock’s cash flow. If PostRock does not make its debt service payments when due, its lenders may foreclose on assets securing such debt.

PostRock’s future level of debt could have important consequences, including the following:

•	PostRock’s ability to obtain additional debt or equity financing, if necessary, for drilling, expansion, working capital and other business needs may be impaired or such financing may not be available on favorable terms;

•	a substantial decrease in PostRock’s revenues as a result of lower oil and natural gas prices, decreased production or other factors could make it difficult for PostRock to pay its liabilities. Any failure by PostRock to meet these obligations could result in litigation, non-performance by contract counterparties or bankruptcy;

•	PostRock’s funds available for operations and future business opportunities will be reduced by that portion of PostRock’s cash flow required to make principal or interest payments on PostRock’s debt;

•	PostRock may be more vulnerable to competitive pressures or a downturn in PostRock’s business or the economy generally; and

•	PostRock’s flexibility in responding to changing business and economic conditions may be limited.

PostRock’s ability to service its debt will depend upon, among other things, PostRock’s future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond PostRock’s control. If PostRock’s operating results are not sufficient to service PostRock’s indebtedness, PostRock will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing PostRock’s indebtedness or seeking additional equity capital or bankruptcy protection. PostRock may not be able to affect any of these remedies on satisfactory terms or at all.

PostRock’s credit agreements will have substantial restrictions and financial covenants that may restrict PostRock’s business and financing activities.

The expected operating and financial restrictions and covenants in the credit agreements that PostRock will have in place at the completion of the recombination and the terms of any future financing agreements may restrict PostRock’s ability to finance future operations or capital needs or to engage, expand or pursue PostRock’s business activities. PostRock’s credit agreements and any future financings agreements may restrict PostRock’s ability to:

•	incur indebtedness;

•	grant liens;

•	pay dividends;

•	redeem or repurchase equity interests;

•	make certain acquisitions and investments, loans or advances;

•	lease equipment;

•	enter into a merger, consolidation or sale of assets;

•	dispose of property;

•	enter into hedging arrangements with certain counterparties;

•	limit the use of loan proceeds;

•	make capital expenditures above specified amounts; and

•	enter into transactions with affiliates.

PostRock will also be required to comply with certain financial covenants and ratios. PostRock’s ability to comply with these restrictions and covenants in the future is uncertain and will be affected by PostRock’s results of operations and financial conditions and events or circumstances beyond PostRock’s control. If market or other economic conditions do not improve, PostRock’s ability to comply with these covenants may be impaired. If PostRock violates any of the restrictions, covenants, ratios or tests in PostRock’s credit agreements, PostRock’s indebtedness may become immediately due and payable, the interest rates on PostRock’s credit agreements may increase and the lenders’ commitment, if any, to make further loans to PostRock may terminate. PostRock might not have, or be able to obtain, sufficient funds to make these accelerated payments in which event it may be forced to file for bankruptcy.

For a description of PostRock’s credit facilities, please read “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.”

An increase in interest rates will cause PostRock’s debt service obligations to increase.

Borrowings under PostRock’s credit agreements are expected to bear interest at floating rates. The rates are expected to be subject to adjustment based on fluctuations in market interest rates. An increase in the interest rates associated with PostRock’s floating-rate debt would increase PostRock’s debt service costs and affect PostRock’s results of operations and cash flow. In addition, an increase in PostRock’s interest expense could adversely affect PostRock’s future ability to obtain financing or materially increase the cost of any additional financing.

PostRock may be unable to pass through all of its costs and expenses for gathering and compression to royalty owners under its gas leases, which would reduce its net income and cash flows.

PostRock will incur costs and expenses for gathering, dehydration, treating and compression of the natural gas that it produces. The terms of some of its existing gas leases may not, and the terms of some of the gas leases that it may acquire in the future may not, allow it to charge the full amount of these costs and expenses to the royalty owners under the leases. PostRock currently recovers approximately 75% of the total gathering fees incurred to transport natural gas for its royalty interest owners. On August 6, 2007, certain mineral interest owners filed a putative class action lawsuit against Quest Cherokee, that, among other things, alleges Quest Cherokee improperly charged certain expenses to the mineral and/or overriding royalty interest owners under leases covering the acres leased by Quest Cherokee in Kansas. PostRock will be responsible for any judgments or settlements with respect to this litigation. Please see “Business of PostRock — Legal Proceedings” for a discussion of this litigation. To the extent that PostRock is unable to charge the full amount of these costs and expenses to its royalty owners, its net income and cash flows will be reduced.

PostRock will initially depend on one customer for sales of its Cherokee Basin natural gas. A reduction by this customer in the volumes of gas it purchases from PostRock could result in a substantial decline in PostRock’s revenues and net income.

During the year ended December 31, 2008, QELP sold substantially all of its natural gas produced in the Cherokee Basin at market-based prices to ONEOK Energy Marketing and Trading Company (“ONEOK”) under a sale and purchase contract, which has an indefinite term but may be terminated by either party on 30 days’ notice, other than with respect to pending transactions, or less following an event of default. Sales under this contract accounted for approximately 80% and 60% of QRCP’s consolidated revenue for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. If ONEOK were to reduce the volume of gas it purchases under this agreement, PostRock’s revenue and cash flow would decline and its results of operations and financial condition could be materially adversely affected.

PostRock will be exposed to trade credit risk in the ordinary course of PostRock’s business activities.

PostRock will be exposed to risks of loss in the event of nonperformance by PostRock’s customers and by counterparties to PostRock’s derivative contracts. Some of PostRock’s customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if PostRock’s credit review and analysis mechanisms work properly, PostRock may experience financial losses in its dealings with other parties. Any increase in the nonpayment or nonperformance by PostRock’s customers and/or counterparties could adversely affect PostRock’s results of operations and financial condition.

Unless PostRock replaces the reserves that it produces, PostRock’s existing reserves and production will decline, which would adversely affect PostRock’s revenues, profitability and cash flows.

Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. PostRock’s future oil and gas reserves, production and cash flow depend on PostRock’s success in developing and exploiting its reserves efficiently and finding or acquiring additional recoverable reserves economically. PostRock may not be able to develop, find or acquire additional reserves to replace PostRock’s current and future production at acceptable costs, which would adversely affect PostRock’s business, financial condition and results of operations. Factors that may hinder PostRock’s ability to acquire additional reserves include competition, access to capital, prevailing gas prices and attractiveness of properties for sale. Because of QELP’s financial condition, QELP will not be able to replace in 2009 the reserves it expects to produce in 2009. Similarly, PostRock may not be able to replace in 2010 the reserves it expects to produce in 2010.

As of December 31, 2008, QRCP’s and QELP’s proved reserve-to-production ratio was 7.8 years. Because this ratio includes proved undeveloped reserves, PostRock expects that this ratio will not increase even if those proved undeveloped reserves are developed and the wells produce as expected. The proved reserve-to-production ratio reflected in QRCP’s and QELP’s reserve report as of December 31, 2008 will change if production from their existing wells declines in a different manner than they have estimated and can change when PostRock drills additional wells, make acquisitions and under other circumstances.

PostRock’s future success depends on its ability to continually obtain new sources of natural gas supply for its gas gathering system, which depends in part on certain factors beyond its control. Any decrease in supplies of natural gas could adversely affect PostRock’s revenues and operating income.

PostRock’s gathering pipeline system is connected to natural gas fields and wells, from which the production will naturally decline over time, which means that the cash flows associated with these wells will also decline over time. To maintain or increase throughput levels on PostRock’s gas gathering system, it must continually obtain new natural gas supplies. Substantially all of the natural gas on PostRock’s gas gathering system is produced by PostRock in the Cherokee Basin. PostRock may not be able to obtain additional contracts for natural gas to connect to its gas gathering system. The primary factors affecting its ability to connect new supplies of natural gas and attract new customers to the gathering system include the level of successful drilling activity near the gathering system and PostRock’s ability to compete for the attachment of such additional volumes to the system. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new natural gas reserves. Drilling activity generally decreases as natural gas prices decrease. The current pricing environment, particularly in combination with the constrained capital and credit markets and overall economic downturn, has resulted in a decline in drilling activity by PostRock. Lower drilling levels over a sustained period have had and could have a negative effect on the volumes of natural gas PostRock gathers and processes, which would materially adversely affect its business and financial results or its ability to achieve a growth strategy. Please read “—PostRock has determined that it will record an impairment charge on its interstate and gathering pipelines and related contract-based intangible assets for the fourth quarter of 2009.”

There is a significant delay between the time PostRock drills and completes a CBM well and when the well reaches peak production. As a result, there will be a significant lag time between when PostRock makes capital expenditures and when it will begin to recognize significant cash flow from those expenditures.

PostRock’s general production profile for a CBM well averages an initial 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered until the wells reach peak production (an average of 50-55 Mcf/d (net)). In addition, there could be significant delays between the time a well is drilled and completed and when the well is connected to a gas gathering system. This delay between the time when PostRock expends capital expenditures to drill and complete a well and when it will begin to recognize significant cash flow from those expenditures may adversely affect its cash flow from operations. PostRock’s average cost to drill and complete a CBM well is between $110,000 to $120,000.

PostRock’s estimated proved reserves are based on assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of PostRock’s reserves.

It is not possible to measure underground accumulations of oil and gas in an exact way. Oil and gas reserve engineering requires subjective estimates of underground accumulations of oil and gas and assumptions concerning future oil and gas prices, production levels and operating and development costs. In estimating PostRock’s level of oil and gas reserves, PostRock and PostRock’s independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	a constant level of future oil and gas prices;

•	geological conditions;

•	production levels;

•	capital expenditures;

•	operating and development costs;

•	the effects of governmental regulations and taxation; and

•	availability of funds.

If these assumptions prove to be incorrect, PostRock’s estimates of proved reserves, the economically recoverable quantities of oil and gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and PostRock’s estimates of the future net cash flows from PostRock’s reserves could change significantly.

As of December 31, 2008, in connection with an evaluation by QRCP’s independent reservoir engineering firm, QRCP (on a consolidated basis) had a downward revision of its estimated proved reserves of approximately 123.2 Bcfe (substantially all of which related to QELP’s proved reserves). A decrease in natural gas prices between January 1, 2008 and December 31, 2008 had an estimated impact of 31.1 Bcfe. A decrease in natural gas prices between the date of the PetroEdge acquisition and December 31, 2008 had an estimated impact of approximately 35.5 Bcfe of the reduction. The estimated remaining 61.6 Bcfe reduction was attributable to (a) the elimination of 43.2 Bcfe in proved reserves as a result of further technical analysis of the reserves acquired from PetroEdge, and (b) a decrease of approximately 13.4 Bcfe due to the adverse impact on estimated reserves of an expected increase in gathering and compression costs.

In the table of changes of estimated quantities of proved reserves, on page F-66 of QELP’s annual report on Form 10-K/A for the year ended December 31, 2008, QELP inadvertently reflected 87.1 Bcf as “Purchases of reserves in place” for gas instead of 32.9 Bcf, which is correctly identified on page 9 of QELP’s annual report on Form 10-K/A. This resulted in “Revisions of previous estimates” for gas on page F-66 of QELP’s annual report on Form 10-K/A being reflected as (123.2) Bcf instead of the correct amount of (67.7) Bcf. This same error also resulted in 1.6 MMbbls being reported as “Purchases of reserves in place” for oil instead of the correct amount of 1.0 MMbbls and “Revisions of previous estimates” for oil of (0.8) MMbbls instead of the correct amount of (0.3)

MMbbls. In the table of principal changes in standardized measure of future net cash flows on page F-68 of QELP’s annual report on Form 10-K/A, QELP inadvertently reflected $108.8 million as “Purchases of reserves in-place” instead of $47.6 million. This resulted in “Revisions of previous quantity estimates” on page F-66 of QELP’s Form 10-K/A being reflected as $(144.8) million instead of the correct amount of $(83.6) million.

PostRock’s standardized measure is calculated using unhedged oil and gas prices and is determined in accordance with the rules and regulations of the SEC. The present value of future net cash flows from PostRock’s estimated proved reserves is not necessarily the same as the market value of PostRock’s estimated proved reserves. The estimated discounted future net cash flows from PostRock’s estimated proved reserves is based on prices and costs in effect on the day of estimate. However, actual future net cash flows from PostRock’s oil and gas properties also will be affected by factors such as:

•	the actual prices PostRock receives for oil and gas;

•	PostRock’s actual operating costs in producing oil and gas;

•	the amount and timing of actual production;

•	the amount and timing of PostRock’s capital expenditures;

•	supply of and demand for oil and gas; and

•	changes in governmental regulations or taxation.

The timing of both PostRock’s production and PostRock’s incurrence of expenses in connection with the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor PostRock uses when calculating discounted future net cash flows in compliance with the FASB Accounting Standards Codification Topic 932 Extractive Activities–Oil and Gas may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with PostRock or the oil and gas industry in general.

QELP’s standardized measure historically has not reflected any future income tax expenses as QELP, as a partnership, does not pay federal income taxes. Although as of December 31, 2008, QRCP’s standardized measure reflected no future income tax expense due to the writedowns during 2008, PostRock’s standardized measure will over the long run reflect future income tax expenses. As a result, the standardized measure of the oil and gas reserves of QELP will be less over the long term when owned by PostRock than they would have been if they had continued to be owned by QELP.

Drilling for and producing oil and gas is a costly and high-risk activity with many uncertainties that could adversely affect PostRock’s financial condition or results of operations.

PostRock’s drilling activities are subject to many risks, including the risk that PostRock will not discover commercially productive reservoirs. The cost of drilling, completing and operating a well is often uncertain, and cost factors, as well as the market price of oil and natural gas, can adversely affect the economics of a well. Furthermore, PostRock’s drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;

•	adverse weather conditions;

•	difficulty disposing of water produced as part of the coal bed methane production process;

•	equipment failures or accidents;

•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	unexpected operational events and drilling conditions;

•	increased risk of wellbore instability due to horizontal drilling;

•	unusual or unexpected geological formations;

•	natural disasters, such as fires;

•	blowouts, surface craterings and explosions; and

•	uncontrollable flows of oil, gas or well fluids.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. PostRock may drill wells that are unproductive or, although productive, do not produce oil or gas in economic quantities. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Furthermore, a successful completion of a well does not ensure a profitable return on the investment.

PostRock’s management has limited experience in drilling wells in the Marcellus Shale and less information regarding reserves and decline rates in the Marcellus Shale than in the Cherokee Basin. Wells drilled to the Marcellus Shale are deeper, more expensive and more susceptible to mechanical problems in drilling and completing than wells in the Cherokee Basin.

PostRock’s management has limited experience in drilling wells in the Marcellus Shale reservoir. As of September 30, 2009, QRCP had drilled four vertical and two horizontal gross wells in the Marcellus Shale. Other operators in the Appalachian Basin also have limited experience in the drilling of Marcellus Shale wells. As a result, PostRock will have much less information with respect to the ultimate recoverable reserves and the production decline rate in the Marcellus Shale than it has in the Cherokee Basin. The wells to be drilled in the Marcellus Shale will be drilled deeper than in the Cherokee Basin and some may be horizontal wells, which makes the Marcellus Shale wells more expensive to drill and complete. The wells, especially any horizontal wells, will also be more susceptible than those in the Cherokee Basin to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore. The fracturing of the Marcellus Shale will be more extensive and complicated than fracturing the geological formations in the Cherokee Basin and will require greater volumes of water than conventional gas wells. The management of water and treatment of produced water from Marcellus Shale wells may be more costly than the management of produced water from other geologic formations.

The revenues of PostRock’s interstate pipeline business are generated under contracts that must be renegotiated periodically.

In the past, substantially all of the revenues from the KPC Pipeline were generated under two firm capacity contracts with Kansas Gas Service, or KGS, and one firm capacity contract with Missouri Gas Energy, or MGE. The contracts with KGS generated 58% and 57% of total revenues from the KPC Pipeline for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively, and the contract with MGE generated 36% and 35% of total revenues from the KPC Pipeline for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. The MGE firm contract, which was for 46,000 Dth/d, expired on October 31, 2009 and has not been renegotiated or renewed. The loss of this contract resulted in a non-cash impairment charge related to the KPC Pipeline to be recorded in the fourth quarter of 2009. Please read “— PostRock has determined that it will record an impairment charge on its interstate and gathering pipelines and related contract-based intangible assets for the fourth quarter of 2009.” KGS has several contracts for firm capacity on the KPC Pipeline, including contracts for the following capacities and terms (i) 12,000 Dth/d extending through October 31, 2013, (ii) 62,568 Dth/d extending through October 14, 2014, (iii) 6,857 Dth/d extending through March 31, 2017 and (iv) 6,900 Dth/d extending through September 30, 2017. PostRock has executed a letter agreement with KGS to terminate the contract for 62,568 Dth/d and replace it with two new contracts covering 27,568 Dth/d and 30,000 Dth/d, both of which would extend through October 31, 2017. The contract for 30,000 Dth/d has provisions for volume decreases after the third year on a sliding basis each year. These contracts will go in effect upon final execution by both PostRock and KGS pending regulatory approval.

If PostRock is unable to extend or replace its firm contracts when they expire or renegotiate them on terms as favorable as the existing contracts, PostRock could suffer a material reduction in revenues, earnings and cash flows. In particular, PostRock’s ability to extend and replace contracts could be adversely affected by factors it cannot control, including:

•	competition by other pipelines, including the change in rates or upstream supply of existing pipeline competitors, as well as the proposed construction by other companies of additional pipeline capacity in markets served by PostRock’s interstate pipelines;

•	changes in state regulation of local distribution companies, which may cause them to negotiate short-term contracts or turn back their capacity when their contracts expire;

•	reduced demand and market conditions in the areas PostRock serves;

•	the availability of alternative energy sources or natural gas supply points; and

•	regulatory actions.

PostRock’s hedging activities could result in financial losses or reduce PostRock’s income.

PostRock will assume and may in the future enter into derivative arrangements for a significant portion of PostRock’s oil and gas production that could result in both realized and unrealized hedging losses. The extent of PostRock’s commodity price exposure is related largely to the effectiveness and scope of PostRock’s hedging activities.

The prices at which PostRock enters into derivative financial instruments covering its production in the future will be dependent upon commodity prices at the time it enters into these transactions, which may be substantially lower than current oil and natural gas prices. Accordingly, PostRock’s commodity price risk management strategy will not protect it from significant and sustained declines in oil and natural gas prices received for its future production. Conversely, its commodity price risk management strategy may limit its ability to realize cash flow from commodity price increases. Furthermore, PostRock will adopt a policy that requires, and its credit facilities will mandate, that it enter into derivative transactions related to only a portion of its expected production volumes and, as a result, PostRock will have direct commodity price exposure on the portion of its production volumes that is not covered by a derivative financial instrument.

PostRock’s actual future production may be significantly higher or lower than PostRock estimates at the time PostRock enters into hedging transactions for such period. If the actual amount is higher than PostRock estimates, PostRock will have greater commodity price exposure than PostRock intended. If the actual amount is lower than the nominal amount that is subject to PostRock’s derivative financial instruments, PostRock might be forced to satisfy all or a portion of PostRock’s derivative transactions without the benefit of the cash flow from PostRock’s sale or purchase of the underlying physical commodity, resulting in a substantial diminution of PostRock’s liquidity. As a result of these factors, PostRock’s hedging activities may not be as effective as PostRock intends in reducing the volatility of PostRock’s cash flows, and in certain circumstances may actually increase the volatility of PostRock’s cash flows. In addition, PostRock’s hedging activities are subject to the following risks:

•	a counterparty may not perform its obligation under the applicable derivative instrument;

•	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

•	the steps PostRock takes to monitor PostRock’s derivative financial instruments may not detect and prevent violations of PostRock’s risk management policies and procedures.

Because of PostRock’s lack of asset and geographic diversification, adverse developments in PostRock’s operating areas would adversely affect PostRock’s results of operations.

Substantially all of PostRock’s assets will be located in the Cherokee Basin and Appalachian Basin. As a result, PostRock’s business is disproportionately exposed to adverse developments affecting these regions. These potential adverse developments could result from, among other things, changes in governmental regulation, capacity constraints with respect to the pipelines connected to PostRock’s wells, curtailment of production, natural disasters or adverse weather conditions in or affecting these regions. Due to PostRock’s lack of diversification in asset type and location, an adverse development in PostRock’s business or these operating areas would have a significantly greater impact on PostRock’s financial condition and results of operations than if PostRock maintained more diverse assets and operating areas.

The oil and gas industry is highly competitive and PostRock may be unable to compete effectively with larger companies, which may adversely affect PostRock’s results of operations.

The oil and gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel, and PostRock competes with other companies that have greater resources. Many of PostRock’s competitors are major and large independent oil and gas companies, and they not only drill for and produce oil and gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. PostRock’s larger competitors also possess and employ financial, technical and personnel resources substantially greater than PostRock’s. These companies may be able to pay more for oil and gas properties and evaluate, bid for and purchase a greater number of properties than PostRock’s financial or human resources permit. In addition, there is substantial competition for investment capital in the oil and gas industry. These larger companies may have a greater ability to continue drilling activities during periods of low oil and gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. PostRock’s inability to compete effectively with larger companies could have a material impact on PostRock’s business activities, results of operations and financial condition.

With respect to its Bluestem System, PostRock may face competition in its efforts to obtain additional natural gas volumes. PostRock will compete principally against other producers in the Cherokee Basin with natural gas gathering services. Its competitors may expand or construct gathering systems in the Cherokee Basin that would create additional competition for the services PostRock provides to its customers.

With respect to the KPC Pipeline, PostRock competes with other interstate and intrastate pipelines in the transportation of natural gas for transportation customers primarily on the basis of transportation rates, access to competitively priced supplies of natural gas, markets served by the pipeline, and the quality and reliability of transportation services. Major competitors include Southern Star Central Gas Pipeline, Inc., Kinder Morgan Interstate Gas Transmission’s Pony Express Pipeline and Panhandle Eastern PipeLine Company in the Kansas City market and Southern Star Central Gas Pipeline, Inc., Peoples Natural Gas and Mid-Continent Market Center in the Wichita market.

Natural gas also competes with other forms of energy available to PostRock’s customers, including electricity, coal, hydroelectric power, nuclear power and fuel oil. The impact of competition could be significantly increased as a result of factors that have the effect of significantly decreasing demand for natural gas in the markets served by PostRock’s pipelines, such as competing or alternative forms of energy, adverse economic conditions, weather, higher fuel costs, and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

PostRock’s business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, PostRock’s operations and financial results could be adversely affected.

There are a variety of risks inherent in PostRock’s operations that may generate liabilities, including contingent liabilities, and financial losses to PostRock, such as:

•	damage to wells, pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of gas or oil spills as a result of the malfunction of equipment or facilities;

•	fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these or other similar occurrences could result in the disruption of PostRock’s operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of PostRock’s operations and substantial revenue losses.

Insurance against all operational risk is not available to PostRock. PostRock will not be fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance. PostRock will not have property insurance on any of its underground pipeline systems or wellheads that would cover damage to the pipelines. Pollution and environmental risks generally are not fully insurable. Additionally, PostRock may elect not to obtain insurance if PostRock believes that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the terrorist attacks on September 11, 2001 and the hurricanes in 2005, 2006 and 2008 have made it more difficult for QRCP, QELP and QMLP to obtain certain types of coverage. PostRock may not be able to obtain the levels or types of insurance QRCP, QELP and QMLP would otherwise have obtained prior to these market changes or that the insurance coverage PostRock does obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on PostRock’s business, financial condition and results of operations.

Shortages of crews could delay PostRock’s operations, adversely affect PostRock’s ability to increase its reserves and production and adversely affect its results of operations.

Wage increases and shortages in personnel in the future could increase PostRock’s costs and/or restrict or delay PostRock’s ability to drill wells and conduct PostRock’s operations. Any delay in the drilling of new wells or significant increase in labor costs could adversely affect PostRock’s ability to increase PostRock’s reserves and production and reduce PostRock’s revenue and cash available for distribution. Additionally, higher labor costs could cause certain of PostRock’s projects to become uneconomic and therefore not be implemented or for existing wells to become shut-in, reducing PostRock’s production and adversely affecting PostRock’s results of operations.

Certain of PostRock’s undeveloped leasehold acreage is subject to leases that may expire in the near future.

In the Cherokee Basin, as of September 30, 2009, QELP held oil and gas leases on approximately 535,817 net acres, of which 135,691 net acres (or 25.3%) are undeveloped and not currently held by production. Unless QELP or PostRock establishes commercial production on the properties subject to these leases during their term (including any extensions) or, if permitted by the terms of the leases, a well is drilled and shut-in royalty payments are made, these leases will expire. Leases covering approximately 14,305 acres expired during the fourth quarter of 2009 and were not extended or renewed. Leases covering approximately 77,892 net acres are scheduled to expire before

December 31, 2010. If these leases expire and are not extended (if permitted) or renewed, QELP and PostRock will lose the right to develop the related properties.

Subsequent to QRCP’s divestiture of the Lycoming County, Pennsylvania properties on February 13, 2009, QRCP held oil and gas leases and development rights, by virtue of farm-out agreements or similar mechanisms, on 30,467 net acres in the Appalachian Basin that are still within their original lease or agreement term and are not earned or are not held by production. Unless QRCP establishes commercial production on the properties or fulfills the requirements specified by the various leases or agreements, during the prescribed time periods, these leases or agreements will expire. PostRock is currently required to drill three gross gas wells by April 30, 2010 in order to maintain approximately 2,000 net acres. It must also drill an additional three gross gas wells by December 31, 2010 to maintain approximately an additional 6,000 net acres. Furthermore, PostRock is currently required to drill an additional four gross wells in order to maintain 1,605 net acres in New York. The exact deadline for the drilling of these four wells is currently unclear, due to permitting delays caused by an environmental impact review being conducted by the state of New York. Because of QRCP’s, QELP’s and PostRock’s financial condition, they do not expect to be able to meet the drilling and payment obligations to earn or maintain all of this leasehold acreage.

PostRock’s identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact PostRock’s results of operations.

PostRock’s management has specifically identified drilling locations for PostRock’s future multi-year drilling activities on QELP’s and QRCP’s existing acreage. PostRock has identified, based on reserves as of December 31, 2008, approximately 272 gross proved undeveloped drilling locations and approximately 2,034 additional gross potential drilling locations in the Cherokee Basin and approximately 22 gross proved undeveloped drilling locations and approximately 435 additional gross potential drilling locations in the Appalachian Basin. These identified drilling locations represent a significant part of PostRock’s future long-term development drilling program. PostRock’s ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, gas prices, costs and drilling results. The assignment of proved reserves to these locations is based on the assumptions regarding gas prices in our December 31, 2008 reserve report, which prices have declined since the date of the report. In addition, no proved reserves are assigned to any of the approximately 2,034 Cherokee Basin and 435 Appalachian Basin potential drilling locations PostRock has identified and therefore, there exists greater uncertainty with respect to the likelihood of drilling and completing successful commercial wells at these potential drilling locations. PostRock’s final determination of whether to drill any of these drilling locations will be dependent upon the factors described above, PostRock’s financial condition, PostRock’s ability to obtain additional capital as well as, to some degree, the results of PostRock’s drilling activities with respect to PostRock’s proved drilling locations. Because of these uncertainties, it is possible that not all of the numerous drilling locations identified will be drilled within the timeframe specified in the reserve report or will ever be drilled, and PostRock does not know if it will be able to produce gas from these or any other potential drilling locations. As such, PostRock’s actual drilling activities may materially differ from those presently identified, which could have a significant adverse effect on PostRock’s financial condition and results of operations.

PostRock may incur losses as a result of title deficiencies in the properties in which PostRock invests.

If an examination of the title history of a property reveals that an oil or gas lease has been purchased in error from a person who is not the owner of the mineral interest desired, PostRock’s interest would substantially decline in value. In such an instance, the amount paid for such oil or gas lease or leases would be lost. It is management’s practice, in acquiring oil and gas leases, or undivided interests in oil and gas leases, not to incur the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, PostRock will rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to drilling an oil or gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil or gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. PostRock’s failure to obtain these rights may adversely impact its ability in the future to increase production and reserves.

A change in the jurisdictional characterization of some of PostRock’s gathering assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of its gathering assets, which may indirectly cause PostRock’s revenues to decline and operating expenses to increase.

Section 1(b) of the Natural Gas Act of 1938, or NGA, exempts natural gas gathering facilities from Federal Energy Regulatory Commission, or FERC, jurisdiction. PostRock believes that the facilities comprising its gathering system meet the traditional tests used by FERC to distinguish nonjurisdictional gathering facilities from jurisdictional transportation facilities, and that, as a result, the gathering system is not subject to FERC’s jurisdiction. However, FERC regulation will still affect PostRock’s gathering business and the markets for its natural gas. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release and market center promotion, could indirectly affect PostRock’s gathering business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, PostRock cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to oil and natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of regular litigation. The classification and regulation of some of PostRock’s gathering facilities may be subject to change based on future determinations by FERC, the courts or Congress.

Although natural gas gathering facilities are exempt from FERC jurisdiction under the NGA, such facilities are subject to rate regulation when owned by an interstate pipeline and other forms of regulation by the state in which such facilities are located. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, open access requirements and rate regulation. Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that a number of interstate pipeline companies have transferred gathering facilities to unregulated affiliates. PostRock’s gathering operations will initially be limited to the States of Kansas, Oklahoma and West Virginia. PostRock will be licensed as an operator of a natural gas gathering system with the Kansas Corporation Commission, or KCC, and is required to file periodic information reports with the KCC. PostRock is not required to be licensed as an operator or to file reports in Oklahoma or West Virginia.

Third party producers on PostRock’s Cherokee Basin gathering system have the ability to file complaints challenging the rates that PostRock charges. The rates must be just, reasonable, not unjustly discriminatory and not unduly preferential. If the KCC or the Oklahoma Corporation Commission, or OCC, as applicable, were to determine that the rates charged to a complainant did not meet this standard, the KCC or the OCC, as applicable, would have the ability to adjust the rates with respect to the wells that were the subject of the complaint. PostRock’s gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. In the future, the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

The KPC Pipeline is subject to regulation by FERC, which could have an adverse impact on PostRock’s ability to establish transportation rates that would allow it to recover the full cost of operating the KPC pipeline, plus a reasonable return, which may affect PostRock’s business and results of operations.

As an interstate natural gas pipeline, the KPC Pipeline is subject to regulation by FERC under the NGA. FERC’s regulation of interstate natural gas pipelines extends to such matters as:

•	transportation of natural gas;

•	rates, operating terms and conditions of service;

•	the types of services KPC may offer to its customers;

•	construction of new facilities;

•	acquisition, extension or abandonment of services or facilities; accounting and recordkeeping;

•	accounting and recordkeeping;

•	commercial relationships and communications with affiliated companies involved in certain aspects of the natural gas business; and

•	the initiation and discontinuation of services.

KPC may only charge transportation rates that it has been authorized to charge by FERC. In addition, FERC prohibits natural gas companies from engaging in any undue preference or discrimination with respect to rates or terms and conditions of service. The maximum recourse rates that it may charge for transportation services are established through FERC’s ratemaking process, and those recourse rates, as well as the terms and conditions of service, are set forth in KPC’s FERC-approved tariff. Pipelines may also negotiate rates that are higher than the maximum recourse rates stated in their tariffs, provided such rates are filed with, and approved by, FERC. Under the NGA, existing rates may be challenged by complaint, proposed rate increases may be challenged by protest, and either may be challenged by FERC on its own initiative. Any successful challenge against KPC’s current rates or any future proposed rates could adversely affect PostRock’s revenues.

Generally and absent settlement, the maximum filed recourse rates for interstate pipelines are based on the cost of service plus an approved return on investment, the equity component of which may be determined through the use of a proxy group of similarly-situated companies. Specifically, FERC uses a discounted cash flow model that incorporates the use of proxy groups to develop a range of reasonable returns earned on equity interests in companies with corresponding risks. FERC then assigns a rate of return on equity within that range to reflect specific risks of that pipeline when compared to the proxy group companies. Other key determinants in the ratemaking process are debt costs, depreciation expense, operating costs of providing service, including an income tax allowance, and volume throughput and contractual capacity commitment assumptions.

The likely future regulations under which KPC will operate the KPC Pipeline may change; FERC periodically revises and refines its ratemaking and other policies in the context of rulemakings, pipeline-specific adjudications, or other regulatory proceedings. FERC’s policies may also be modified when FERC decisions are subjected to judicial review. Changes to ratemaking policies may in turn affect the rates PostRock can charge for transportation service.

PostRock lacks experience with and could be subject to penalties and fines if PostRock fails to comply with FERC regulations.

QMLP acquired the KPC Pipeline, which is its only FERC regulated asset, in November 2007. Given PostRock’s limited experience with FERC-regulated pipeline operations, and the complex and evolving nature of FERC regulation, it may incur significant costs related to compliance with FERC regulations. Should PostRock fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, it could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1,000,000 per day for each violation, and to order disgorgement of profits associated with any violation. FERC’s enforcement authority also includes the options of revoking or modifying existing certificate authority and referring matters to the United States Department of Justice for criminal prosecution. Since enactment of the Energy Policy Act of 2005, FERC has initiated a number of enforcement proceedings and imposed penalties on various regulated entities, including other interstate natural gas pipelines.

PostRock may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental and operational safety regulations or an accidental release of hazardous substances into the environment.

PostRock may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to PostRock’s oil and gas exploration, development and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental, health and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, liability for natural resource damages or damages to third parties, and to a lesser extent, issuance of injunctions to limit or cease operations.

PostRock’s operations are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (1) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions, (2) the federal Resource Conservation and Recovery Act and comparable state laws that impose requirements for the handling, storage, treatment or discharge of waste from PostRock’s facilities, (3) the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties owned or operated by PostRock or its predecessors or locations to which PostRock or its predecessors has sent waste for disposal and (4) the federal Clean Water Act and analogous state laws and regulations that impose detailed permit requirements and strict controls regarding the discharge of pollutants into waters of the United States and state waters. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders limiting or enjoining future operations or imposing additional compliance requirements or operational limitation on such operations. Certain environmental laws, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or hydrocarbons have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.

There is inherent risk of the incurrence of environmental costs and liabilities in PostRock’s business due to PostRock’s handling of oil and natural gas, air emissions related to PostRock’s operations, and historical industry operations and waste disposal practices. For example, an accidental release from one of PostRock’s pipelines could subject PostRock to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase PostRock’s compliance costs and the cost of any remediation that may become necessary. PostRock may not be able to recover these costs from insurance.

PostRock may face unanticipated water and other waste disposal costs.

PostRock may be subject to regulation that restricts PostRock’s ability to discharge water produced as part of PostRock’s gas production operations. Productive zones frequently contain water that must be removed in order for the gas to produce, and PostRock’s ability to remove and dispose of sufficient quantities of water from the various zones will determine whether PostRock can produce gas in commercial quantities. The produced water must be transported from the lease and injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from PostRock’s wells may affect PostRock’s ability to produce PostRock’s wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce PostRock’s profitability.

Where water produced from PostRock’s projects fails to meet the quality requirements of applicable regulatory agencies, PostRock’s wells produce water in excess of the applicable volumetric permit limits, the disposal wells fail to meet the requirements of all applicable regulatory agencies, or PostRock is unable to secure access to disposal wells with sufficient capacity to accept all of the produced water, PostRock may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase if any of the following occur:

•	PostRock cannot obtain future permits from applicable regulatory agencies;

•	water of lesser quality or requiring additional treatment is produced;

•	PostRock’s wells produce excess water;

•	new laws and regulations require water to be disposed in a different manner; or

•	costs to transport the produced water to the disposal wells increase.

The Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the U.S. Environmental Protection Agency (“EPA”), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, which may be regulated as hazardous wastes. The transportation of natural gas in pipelines may also generate some hazardous wastes that are subject to RCRA or comparable state law requirements. However, drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, production and transportation of oil and gas are currently excluded from regulation as hazardous wastes under RCRA. These wastes may be regulated by EPA or state agencies as non-hazardous solid wastes. Moreover, it is possible that certain oil and gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Pipeline integrity programs and repairs may impose significant costs and liabilities.

Pursuant to the Pipeline Safety Improvement Act of 2002, the DOT has adopted regulations requiring pipeline operators to develop integrity management programs for intrastate and interstate natural gas and natural gas liquids pipelines located near high consequence areas, where a leak or rupture could do the most harm. The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

PostRock estimates that it will incur costs of approximately $1.0 million through 2009 to complete the last year of the initial high consequence area integrity testing of which we have incurred approximately $0.25 million to date. We estimate we will incur approximately $1.5 million in 2012 to implement pipeline integrity management program testing along certain segments of natural gas pipelines. PostRock also estimates that it will incur costs of approximately $0.5 million through 2009 and an additional $0.25 million to $0.3 million in 2010 to complete the last year of a Stray Current Survey resulting from a 2005 DOT audit. These costs may be significantly higher due to the following factors:

•	PostRock’s estimate does not include the costs of repairs, remediation or preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which could be substantial;

•	additional regulatory requirements that are enacted could significantly increase the amount of these expenditures;

•	the actual implementation costs may be materially higher than PostRock estimates because of increased industry-wide demand for contractors and service providers and the related increase in costs; or

•	failure to comply with DOT regulations and any corresponding deadlines, which could subject PostRock to penalties and fines.

Recent and future environmental laws and regulations may significantly limit, and increase the cost of, PostRock’s exploration, production and transportation operations.

Recent and future environmental laws and regulations, including additional federal and state restrictions on greenhouse gas emissions that may be passed in response to climate change concerns, may increase PostRock’s capital and operating costs and also reduce the demand for the oil and natural gas we produce. The oil and gas industry is a direct source of certain greenhouse gas (“GHG”) emissions, such as carbon dioxide and methane, and future restrictions on such emissions could impact PostRock’s future operations. Specifically, on April 17, 2009, the EPA issued a notice of its proposed finding and determination that emissions of carbon dioxide, methane, and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to EPA, contributing to warming of the earth’s atmosphere. EPA’s proposed finding and determination, and any final action in the future, may allow it to begin regulating emissions of GHGs from stationary and mobile sources under existing provisions of the federal Clean Air Act. Any regulations limiting emissions of GHGs could require us to incur costs to reduce emissions of GHGs associated with PostRock’s operations. Similarly, on June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. Any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur capital expenditures and increased operating costs and could have an adverse effect on demand for the oil and natural gas we produce. At the state level, more than one-third of the states, including California, have begun taking actions to control and/or reduce emissions of GHGs. The California Global Warming Solutions Act of 2006, also known as “AB 32,” caps California’s greenhouse gas emissions at 1990 levels by 2020, and the California Air Resources Board is currently developing mandatory reporting regulations and early action measures to reduce GHG emissions prior to January 1, 2012. Although most of the regulatory initiatives developed or being developed by the various states have to date been focused on large sources of GHG emissions, such as coal-fired electric power plants, it is possible that smaller sources of emissions could become subject to GHG emission limitations in the future.

In addition, the U.S. Congress is currently considering certain other legislation which, if adopted in its current proposed form, could subject companies involved in oil and natural gas exploration and production activities to substantial additional regulation. If such legislation is adopted, federal tax incentives could be curtailed, and hedging activities as well as certain other business activities of exploration and production companies could be limited, resulting in increased operating costs. Any such limitations or increased capital expenditures and operating costs could have a material adverse effect on PostRock’s business.

Growing PostRock’s business by constructing new assets is subject to regulatory, political, legal and economic risks.

One of the ways PostRock intends to grow its business in the long-term is through the construction of new midstream assets.

The construction of additions or modifications to the Bluestem System and/or the KPC Pipeline, and the construction of new midstream assets, involves numerous operational, regulatory, environmental, political and legal risks beyond PostRock’s control and may require the expenditure of significant amounts of capital. These potential risks include, among other things:

•	inability to complete construction of these projects on schedule or at the budgeted cost due to the unavailability of required construction personnel or materials;

•	failure to receive any material increases in revenues until the project is completed, even though PostRock may have expended considerable funds during the construction phase, which may be prolonged;

•	facilities may be constructed to capture anticipated future growth in production in a region in which such growth does not materialize;

•	reliance on third party estimates of reserves in making a decision to construct facilities, which estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating reserves;

•	inability to obtain rights-of-way to construct additional pipelines or the cost to do so may be uneconomical;

•	the construction of additions or modifications to the KPC Pipeline may require the issuance of certificates of public convenience and necessity from FERC, which may result in delays or increased costs; and

•	additions to or modifications of the Bluestem gas gathering system could result in a change in its NGA-exempt status.

If PostRock does not make acquisitions on economically acceptable terms, PostRock’s future growth and profitability will be limited.

PostRock’s ability to grow and to increase PostRock’s profitability depends in part on PostRock’s ability to make acquisitions that result in an increase in PostRock’s net income per share and cash flows. PostRock may be unable to make such acquisitions because PostRock is: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors. If PostRock is unable to acquire properties containing proved reserves, PostRock’s total level of proved reserves will decline as a result of PostRock’s production, which will adversely affect PostRock’s results of operations.

Even if PostRock does make acquisitions that it believes will increase PostRock’s net income per share and cash flows, these acquisitions may nevertheless result in a decrease in net income and/or cash flows. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about reserves, future production, volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses PostRock acquires;

•	a decrease in PostRock’s liquidity as a result of PostRock’s using a significant portion of its available cash or borrowing capacity to finance the acquisition;

•	a significant increase in PostRock’s interest expense or financial leverage if PostRock incurs additional debt to finance the acquisition;

•	the assumption of unknown liabilities for which PostRock is not indemnified or for which PostRock’s indemnity is inadequate;

•	an inability to hire, train or retain qualified personnel to manage and operate PostRock’s growing business and assets;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If PostRock consummates any future acquisitions, PostRock’s capitalization and results of operations may change significantly, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that PostRock will consider in determining the application of these funds and other resources.

In addition, PostRock may pursue acquisitions outside the Cherokee and Appalachian Basins. Because PostRock will operate substantially in the Cherokee and Appalachian Basins, PostRock does not have the same level of experience in other basins. Consequently acquisitions in areas outside the Cherokee and Appalachian Basins may not allow PostRock the same operational efficiencies it will benefit from in those basins. In addition, acquisitions outside the Cherokee and Appalachian Basins will expose PostRock to different operational risks due to potential differences, among others, in:

•	geology;

•	well economics;

•	availability of third party services;

•	transportation charges;

•	content, quantity and quality of oil and gas produced;

•	volume of waste water produced;

•	state and local regulations and permit requirements; and

•	production, severance, ad valorem and other taxes.

PostRock’s decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Also, PostRock’s reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, PostRock often assumes environmental and other risks and liabilities in connection with acquired properties.

If third party pipelines and other facilities interconnected to PostRock’s natural gas pipelines become unavailable to transport or produce natural gas, its revenues and cash available for distribution could be adversely affected.

PostRock depends upon third party pipelines and other facilities that provide delivery options to and from its pipelines and facilities for the benefit of its customers. Since PostRock does not own or operate any of these pipelines or other facilities, their continuing operation is not within its control. If any of these third party pipelines and other facilities become unavailable to transport or produce natural gas, PostRock’s revenues and cash available for distribution could be adversely affected.

Failure of the natural gas that PostRock gathers on its gas gathering system to meet the specifications of interconnecting interstate pipelines could result in curtailments by the interstate pipelines.

Natural gas gathered on PostRock’s Bluestem gas gathering system is delivered into interstate pipelines. These interstate pipelines establish specifications for the natural gas that they are willing to accept, which include requirements such as hydrocarbon dewpoint, temperature, and foreign content including water, sulfur, carbon dioxide and hydrogen sulfide. These specifications vary by interstate pipeline. If the natural gas delivered from the Bluestem gas gathering system fails to meet the specifications of a particular interstate pipeline that pipeline may refuse to accept all or a part of the natural gas scheduled for delivery to it. In those circumstances, PostRock may be required to find alternative markets for that natural gas or to shut-in the producers of the non-conforming natural gas, potentially reducing its throughput volumes or revenues.

PostRock’s interstate natural gas pipeline has recorded certain assets that may not be recoverable from its customers.

FERC rate-making and accounting policies permit pipeline companies to record certain types of expenses that relate to regulated activities to be recorded on PostRock’s balance sheet as regulatory assets for possible future recovery in jurisdictional rates. PostRock considers a number of factors to determine the probability of future recovery of these assets. If PostRock determines future recovery is no longer probable or if FERC denies recovery, it would be required to write off the regulatory assets at that time, potentially reducing its revenues.

Operational limitations of the KPC Pipeline could cause a significant decrease in PostRock’s revenues and operating results.

During peak demand periods, failures of compression equipment or pipelines could limit the KPC Pipeline’s ability to meet firm commitments, which may limit its ability to collect reservation charges from its customers and, if so, could negatively impact PostRock’s revenues and results of operations.

PostRock does not own all of the land on which its pipelines are located or on which it may seek to locate pipelines in the future, which could disrupt its operations and growth.

PostRock does not own the land on which its pipelines have been constructed, but does have right-of-way and easement agreements from landowners and governmental agencies, some of which require annual payments to maintain the agreements and most of which have a perpetual term. New pipeline infrastructure construction may subject PostRock to more onerous terms or to increased costs if the design of a pipeline requires redirecting. Such costs could have a material adverse effect on PostRock’s business, results of operations and financial condition.

In addition, the construction of additions to the pipelines may require PostRock to obtain new rights-of-way prior to constructing new pipelines. PostRock may be unable to obtain such rights-of-way to expand pipelines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive to obtain new rights-of-way. If the cost of obtaining new rights-of-way increases, then PostRock’s business and results of operations could be adversely affected.

PostRock’s success depends on PostRock’s key management personnel, the loss of any of whom could disrupt PostRock’s business.

The success of PostRock’s operations and activities is dependent to a significant extent on the efforts and abilities of PostRock’s management. PostRock has not obtained, and we do not anticipate that PostRock will obtain, “key man” insurance for any of PostRock’s management. The loss of services of any of PostRock’s key management personnel could have a material adverse effect on PostRock’s business. If the key personnel do not devote significant time and effort to the management and operation of the business, PostRock’s financial results may suffer.

Risks Related to the Ownership of PostRock Common Stock

The price of PostRock common stock may experience volatility.

Following the consummation of the recombination, the price of PostRock common stock may be volatile. In addition to the risk factors described above, some of the factors that could affect the price of PostRock common stock are quarterly increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, sales of PostRock common stock by significant stockholders, short-selling of PostRock common stock by investors, issuance of a significant number of shares for equity based compensation or to raise additional capital to fund PostRock’s operations, changes in market valuations of similar companies and speculation in the press or investment community about PostRock’s financial condition or results of operations, as well as any doubt about its ability to continue as a going concern. General market conditions and U.S. or international economic factors and political events unrelated to the performance of PostRock may also affect its stock price. For these reasons, investors should not rely on recent trends in the price of QRCP’s or QELP’s common stock to predict the future price of PostRock common stock or its financial results.

The charter and bylaws of PostRock contain provisions that may make it more difficult for a third party to acquire control of it, even if a change in control would result in the purchase of your shares of common stock of PostRock at a premium to the market price or would otherwise be beneficial to you.

There are provisions in PostRock’s restated certificate of incorporation and bylaws that may make it more difficult for a third party to acquire control of it, even if a change in control would result in the purchase of your shares of PostRock common stock at a premium to the market price or would otherwise be beneficial to you. For example, PostRock’s restated certificate of incorporation authorizes PostRock’s board of directors to issue preferred stock without stockholder approval. If the board of directors of PostRock elects to issue preferred stock, it could be more difficult for a third party to acquire PostRock. In addition, provisions of PostRock’s restated certificate of incorporation and bylaws, including limitations on stockholder actions by written consent and on stockholder proposals and director nominations at meetings of stockholders, could make it more difficult for a third party to acquire control of PostRock. Delaware corporation law may also discourage takeover attempts that have not been approved by the board of directors of PostRock.

PostRock does not expect to pay dividends on its common stock for the foreseeable future.

PostRock does not expect to pay dividends for the foreseeable future. In addition, PostRock’s credit agreements may prohibit it from paying any dividends without the consent of the lenders under the credit agreement, other than dividends payable solely in equity interests of PostRock.

The value of the shares of PostRock common stock you receive upon the consummation of the recombination may be diluted by future equity issuances.

No later than the first half of 2010, PostRock will need to raise a significant amount of equity capital to fund its drilling program and pay down outstanding indebtedness, including principal, interest and fees of approximately $21 million due under QRCP’s credit agreement on July 11, 2010. Such issuance and sale of equity could be dilutive to the interests of existing PostRock stockholders.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements that do not directly or exclusively relate to historical facts. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Forward-looking statements include information concerning possible or assumed future results of QRCP’s, QMLP’s, QELP’s or PostRock’s operations, including statements about the recombination, projected financial information, valuation information, possible outcomes from strategic alternatives other than the recombination, the expected amounts, timing and availability of financing, availability under credit facilities, levels of capital expenditures, sources of funds, and funding requirements, among others.

These forward-looking statements represent intentions, plans, expectations, assumptions and beliefs of PostRock, QRCP, QELP or QMLP about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of PostRock’s QRCP’s, QELP’s or QMLP’s control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include, among others, the risk factors described in this joint proxy statement/prospectus under “Risk Factors,” as well as the risk factors described in the other documents QRCP and QELP filed with the SEC and included as annexes to this joint proxy statement/prospectus.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than as described. You should consider the areas of risk and uncertainty described above and discussed under “Risk Factors” in this joint proxy statement/prospectus and the other documents QRCP and QELP have filed with the SEC and included as annexes to this joint proxy statement/prospectus in connection with any written or oral forward-looking statements that may be made after the date of this joint proxy statement/prospectus by QRCP, QELP, QMLP, PostRock or anyone acting for any or all of them. Except as may be required by law, none of PostRock, QRCP, QELP or QMLP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION ABOUT THE MEETINGS AND VOTING

The board of directors of QRCP is using this joint proxy statement/prospectus to solicit proxies from the holders of QRCP common stock for use at the annual meeting of QRCP stockholders. The board of directors of QEGP is using this joint proxy statement/prospectus to solicit proxies from the holders of QELP common units (other than QRCP) for use at the special meeting of QELP unitholders. Although, as described elsewhere in this joint proxy statement/prospectus, the approval of QMLP unitholders is required as a condition to closing the recombination and, in turn, QMLP will be holding a special meeting of its unitholders to obtain such approval, the common units of QMLP are not publicly traded, and the board of directors of QMGP is not using this joint proxy statement/prospectus to solicit proxies from the holders of its units for use at such special meeting.

	The QRCP Annual Meeting	The QELP Special Meeting

Time, Place and Date	8:00 a.m., local time, on March 9, 2010 at the Ronald J. Norick Downtown Library, 300 Park Avenue, 4th Floor, Oklahoma City, Oklahoma 73102.	9:00 a.m., local time, on March 9, 2010 at the Ronald J. Norick Downtown Library, 300 Park Avenue, 4th Floor, Oklahoma City, Oklahoma 73102.

Admission to Meetings	All QRCP stockholders are invited to attend the annual meeting. Persons who are not QRCP stockholders may attend only if invited by QRCP. If you own shares in “street” name, you must bring proof of ownership (e.g., a current broker’s statement) in order to be admitted to the meeting.	All QELP common unitholders are invited to attend the special meeting. Persons who are not QELP unitholders may attend only if invited by QELP. If you own common units in “street” name, you must bring proof of ownership (e.g., a current broker’s statement) in order to be admitted to the meeting.

Purpose of the Meetings	1. To consider and vote upon the approval of the merger agreement and the QRCP merger;

2. To consider and vote upon the approval of the PostRock Energy Corporation 2010 Long-Term Incentive Plan, to be in effect upon the consummation of the recombination;

3. To consider and vote upon the re-election of four directors to serve as members of the QRCP board of directors until QRCP’s next annual meeting of stockholders or until their successors are duly elected and qualified;

4. To consider and vote upon any proposal that may be presented to adjourn the annual meeting to a later date to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals; and
1. To consider and vote upon the approval and adoption of the merger agreement and the QELP merger;

2. To consider and vote upon the approval of the PostRock Energy Corporation 2010 Long-Term Incentive Plan, to be in effect upon the consummation of the recombination; and

3. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

The approval of Proposal No. 1 is a condition to the completion of the recombination. Accordingly, if QELP common unitholders wish to support the recombination, they must vote in favor of Proposal No. 1.

The approval of the PostRock 2010

	The QRCP Annual Meeting	The QELP Special Meeting

	5. To transact such other business as may properly come before the annual meeting and any adjournment or postponement thereof.	long-term incentive plan is not a condition to the completion of recombination.

The approval of Proposal No. 1 is a condition to the completion of the recombination. Accordingly, if QRCP stockholders wish to support the recombination, they must vote in favor of Proposal No. 1.

The approval of the PostRock 2010 long- term incentive plan is not a condition to the completion of the recombination.

Recommendation of the Boards of Directors and QEGP Conflicts Committee	The QRCP board of directors, acting on the unanimous recommendation of the special committee, unanimously recommends that the QRCP stockholders vote “FOR” the approval of the merger agreement and the QRCP merger.

In addition, the QRCP board of directors unanimously recommends that the QRCP stockholders vote “FOR” (1) the approval of the PostRock 2010 long-term incentive plan, (2) the re- election of four directors to serve as members of the QRCP board of directors and (3) any proposal to adjourn the annual meeting to a later date to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.	The QEGP board of directors and the conflicts committee unanimously recommend that the holders of QELP common units (other than QEGP and its affiliates) vote “FOR” the approval and adoption of the merger agreement and the QELP merger.

In addition, the QEGP board of directors and the conflicts committee unanimously recommends that the QELP common unitholders (other than QRCP) vote “FOR” the approval of the PostRock 2010 long- term incentive plan.

Vote Necessary	Approval of the merger agreement and the QRCP merger requires the affirmative vote of the holders of a majority of the shares of QRCP common stock outstanding and entitled to vote as of the record date for the QRCP annual meeting. QRCP directors are elected by a plurality of the votes cast by the holders of QRCP common stock, and the four nominees who receive	Approval and adoption of the merger agreement and the QELP merger requires the affirmative vote of the holders of a majority of the QELP common units outstanding as of the record date for the QELP special meeting (other than common units owned by QEGP and its affiliates), voting as a class. Approval and adoption of the merger agreement and the QELP merger also requires

The QRCP Annual Meeting	The QELP Special Meeting

the highest number of affirmative votes will be elected. Passage of any proposal that may be presented to adjourn the QRCP annual meeting to a later date to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals requires the affirmative vote of the holders of a majority of the votes of shares of QRCP common stock cast on the proposal.

Under the stockholder approval policy of the Nasdaq Stock Market, Inc., approval of the PostRock 2010 long-term incentive plan requires the affirmative vote of the holders of a majority of the shares of QRCP common stock and QELP common units (other than units held by QRCP) in the aggregate, in each case on a PostRock equivalent share basis, cast on the proposal. To calculate the votes cast for and against the proposal for purposes of the policy, the total number of votes cast for and against the proposal by the holders of QRCP common stock will be multiplied by 0.0575 (the exchange ratio applicable to the QRCP merger), and the total number of votes cast for and against the proposal by the holders of QELP common units will be multiplied by 0.2859 (the exchange ratio applicable to the QELP merger). In addition, under applicable requirements of Sections 162(m) and 422 of the Internal Revenue Code, approval of the plan requires the affirmative vote of the holders of a majority of the shares of QRCP common stock cast on the proposal.

An abstention occurs when a QRCP stockholder abstains from voting (either in person or by proxy) on one or more of the proposals.

A broker non-vote occurs on non-	the affirmative vote of the holders of a majority of the QELP subordinated units voting as a class.
Under the stockholder approval policy of the Nasdaq Stock Market, Inc., approval of the PostRock 2010 long-term incentive plan requires the affirmative vote of the holders of a majority of the shares of QRCP common stock and QELP common units (other than units held by QRCP) in the aggregate, in each case on a PostRock equivalent share basis, cast on the proposal. To calculate the votes cast for and against the proposal for purposes of the policy, the total number of votes cast for and against the proposal by the holders of QRCP common stock will be multiplied by 0.0575 (the exchange ratio applicable to the QRCP merger), and the total number of votes cast for and against the proposal by the holders of QELP common units will be multiplied by 0.2859 (the exchange ratio applicable to the QELP merger).

Pursuant to the support agreement, QRCP agreed, subject to the terms of the support agreement, to vote all of the QELP subordinated units held by it in favor of the proposal to approve and adopt the merger agreement and the QELP merger. Since QRCP holds all of the QELP subordinated units, it is intended that this approval will be obtained by written consent rather than at the special meeting.

An abstention occurs when a QELP common unitholder abstains from voting (either in person or by proxy) on one or more of the proposals.

A broker non-vote occurs on non-routine items, such as approval and adoption of the merger agreement and the QELP merger and approval of the PostRock 2010 long- term incentive plan, when a broker is not permitted to vote on those items without instruction from the beneficial owner of the QELP

	The QRCP Annual Meeting	The QELP Special Meeting

routine items, such as approval of the merger agreement and the QRCP merger and approval of the PostRock 2010 long-term incentive plan, when a broker is not permitted to vote on those items without instruction from the beneficial owner of the shares and no instruction by the QRCP stockholder how to vote is given.

Abstentions and broker non-votes will have the same effect as votes against the approval of the merger agreement and the QRCP merger. Because abstentions and broker non-votes are not considered votes cast, abstentions and broker non-votes will have no effect on the outcome of the approval of the PostRock 2010 long-term incentive plan, the re-election of directors or any proposal to adjourn the annual meeting.	common units and no instruction by the QELP common unitholder how to vote is given.

Abstentions and broker non-votes will have the same effect as a vote against the approval and adoption of the merger agreement and the QELP merger. Because abstentions and broker non-votes are not considered votes cast, abstentions and broker non-votes will have no effect on the outcome of the approval of the PostRock 2010 long-term incentive plan.

The special meeting of QELP common unitholders may be adjourned by QEGP or the chairperson of the meeting designated by QEGP to a later date to solicit additional proxies in the event there are insufficient votes in favor of any of the foregoing proposals.

Record Date	February 1, 2010	February 1, 2010

Outstanding Units/Shares Held	As of February 1, 2010, there were approximately 32,097,812 shares of QRCP common stock outstanding.	As of February 1, 2010, there were approximately 9,148,007 QELP common units outstanding, excluding common units owned by QEGP and its affiliates. QRCP owns of record and beneficially 3,201,521 QELP common units. As discussed below, QRCP is not entitled to vote such common units on the proposal to approve and adopt the merger agreement and the QELP merger or the proposal to approve the PostRock 2010 long-term incentive plan.

Unitholders/Stockholders Entitled to Vote	QRCP stockholders entitled to vote at the annual meeting are the QRCP stockholders of record as of the close of business on February 1, 2010. Each share of QRCP common stock held by such record stockholder will be entitled to one vote at the annual meeting. Shares held by QRCP as treasury shares are not entitled to vote.	Except as described below, QELP common unitholders entitled to vote at the QELP special meeting are QELP common unitholders of record as of the close of business on February 1, 2010. Each QELP common unit is entitled to one vote on the matters submitted to a vote of the holders of such units, except that common units owned by QEGP and its affiliates

	The QRCP Annual Meeting	The QELP Special Meeting

(including its officers and directors and QRCP) will not be entitled to vote on the proposal to approve and adopt the merger agreement and the QELP merger and common units owned by QRCP will not be entitled to vote on the proposal to approve the PostRock 2010 long-term incentive plan.

Quorum Requirement	A quorum of QRCP stockholders is necessary to hold a valid annual meeting. One-third of the outstanding shares of common stock entitled to vote, represented in person or by proxy, will constitute a quorum.

Abstentions and broker non-votes count as present for establishing a quorum. Shares held by QRCP as treasury shares do not count toward a quorum.	A quorum of QELP common unitholders is necessary to hold a valid special meeting. Holders of a majority of the outstanding common units (including QRCP), as a class, represented in person or by proxy, will constitute a quorum.

Abstentions and broker non-votes count as present for establishing a quorum.

Units/Shares Beneficially Owned by Directors and Officers	The directors and officers of QRCP held 353,121 shares of QRCP common stock entitled to vote as of February 1, 2010. These shares represent approximately 1% of the total voting power of QRCP’s voting securities. QRCP’s directors and officers have indicated that they intend to vote all of the shares of QRCP common stock held by them in favor of the proposal to approve the merger agreement and the QRCP merger, the proposal to approve the PostRock 2010 long-term incentive plan, the re-election of the four director nominees and any proposal that may be presented to adjourn the meeting.	The directors and officers of QEGP held 57,044 QELP common units entitled to vote as of February 1, 2010. These common units represent less than 1% of the total voting power of QELP’s common units. In addition, QRCP owns 3,201,521 common units and all the outstanding subordinated units. The common units held by QEGP and its affiliates (including its officers and directors and QRCP) will not be entitled to vote on the proposal to approve and adopt the merger agreement and the QELP merger, and common units held by QRCP will not be entitled to vote on the proposal to approve the PostRock 2010 long-term incentive plan. QEGP’s directors and officers have, however, indicated that they intend to vote all of the QELP common units held by them in favor of the proposal to approve the PostRock 2010 long-term incentive plan.

	The QRCP Annual Meeting	The QELP Special Meeting

Proxies	You may vote by submitting a white proxy card. Please submit your proxy card even if you plan to attend the annual meeting. If you attend the annual meeting, you may vote by ballot, thereby revoking any proxy previously given.
You may vote by submitting a blue proxy card. Please submit your proxy card even if you plan to attend the special meeting. If you attend the special meeting, you may vote by ballot, thereby revoking any proxy previously given.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to QRCP in time for it to be voted, one of the individuals named as your proxy will vote your QRCP common stock as you have directed. When voting regarding the re-election of directors, you may vote in favor of all nominees, withhold your vote as to all nominees or withhold your vote as to specific nominees. When voting regarding each other proposal, you may vote for or against the proposal or may abstain from voting. If no choice is indicated on the proxy card, proxies that are signed and returned will be voted “FOR” the re-election of all director nominees and the approval of the other proposals.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to QELP in time for it to be voted, one of the individuals named as your proxy will vote your QELP common units as you have directed. When voting regarding each proposal, you may vote for or against the proposal or may abstain from voting. If no choice is indicated on the proxy card, proxies that are signed and returned will be voted “FOR” the approval of each proposal.

How to Submit Proxy

By Mail:	To submit your proxy by mail, simply mark your white proxy card, date and sign it, and return it to Computershare in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner, please refer to the information provided to you by your bank, broker, custodian or record holder.	To submit your proxy by mail, simply mark your blue proxy card, date and sign it, and return it to Computershare in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner, please refer to the information provided to you by your bank, broker, custodian or record holder.

By Telephone:	If you are a QRCP stockholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible	If you are a QELP common unitholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available

	The QRCP Annual Meeting	The QELP Special Meeting

	until 1:00 a.m., Central time, on the day of the meeting. Voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to the information provided by your bank, broker, custodian or record holder for information on submitting voting instructions by telephone. If you submit your proxy by telephone you do not need to return your proxy card.	24 hours a day and will be accessible until 1:00 a.m., Central time, on the day of the meeting. Voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to the information provided by your bank, broker, custodian or record holder for information on submitting your voting instructions by telephone. If you submit your proxy by telephone you do not need to return your proxy card.

By Internet:	You can also choose to submit your proxy on the internet. If you are a QRCP stockholder of record, the website for internet voting is on your proxy card. Internet voting is available 24 hours a day and will be accessible until 1:00 a.m., Central time, on the day of the meeting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to the information provided by your bank, broker, custodian or record holder for information on internet voting. If you submit your proxy on the internet, you do not need to return your proxy card.	You can also choose to submit your proxy on the internet. If you are a QELP common unitholder of record, the website for internet voting is on your proxy card. Internet voting is available 24 hours a day and will be accessible until 1:00 a.m., Central time, on the day of the meeting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to the information provided by your bank, broker, custodian or record holder for information on internet voting. If you submit your proxy on the internet, you do not need to return your proxy card.

Revoking Your Proxy	If you submit a completed proxy card or submit a proxy by telephone or internet with instructions on how to vote your QRCP common stock and then wish to revoke your instructions, you should submit a notice of revocation to QRCP as soon as possible. You may revoke your proxy by internet, telephone or mail at any time before it is voted at the annual meeting by:	If you submit a completed proxy card or submit a proxy by telephone or internet with instructions on how to vote your QELP common units and then wish to revoke your instructions, you should submit a notice of revocation to QELP as soon as possible. You may revoke your proxy by internet, telephone or mail at any time before it is voted at the special meeting by:

	• timely delivery of a valid, later-dated proxy card or timely submission of a later-dated proxy by telephone or internet;	• timely delivery of a valid, later-dated proxy card or timely submission of a later-dated proxy by telephone or internet;

	The QRCP Annual Meeting	The QELP Special Meeting

	• written notice to QRCP’s Secretary before the annual meeting that you have revoked your proxy; or	• written notice to QEGP’s Secretary before the special meeting that you have revoked your proxy; or

	• voting by ballot at the QRCP annual meeting.	• voting by ballot at the QELP special meeting.

Proxy Solicitation	In addition to this mailing, proxies may be solicited by directors, officers or employees of QRCP in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. QRCP will supply banks, brokers, dealers and other custodian nominees with proxy materials to enable them to send a copy of such materials by mail to each beneficial owner of QRCP common stock that they hold of record and will, upon request, reimburse them for their reasonable expenses in doing so. QRCP and QELP have retained Georgeson to assist in the distribution and solicitation of proxies. QRCP and QELP will pay Georgeson a total fixed fee of $15,000 plus reasonable expenses for these services. Please read “The Merger Agreement — Expenses and Termination Fees.”	In addition to this mailing, proxies may be solicited by directors, officers or employees of QEGP or QRCP in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. QELP will supply banks, brokers, dealers and other custodian nominees with proxy materials to enable them to send a copy of such materials by mail to each beneficial owner of QELP common units that they hold of record and will, upon request, reimburse them for their reasonable expenses in doing so. QELP and QRCP have retained Georgeson to assist in the distribution and solicitation of proxies. QELP and QRCP will pay Georgeson a total fixed fee of $15,000 plus reasonable expenses for these services. Please read “The Merger Agreement — Expenses and Termination Fees.”

Other Business	The QRCP board of directors is not currently aware of any business to be acted upon at the QRCP annual meeting other than the matters described herein. If, however, other matters are properly brought before the annual meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment.	The QEGP board of directors is not currently aware of any business to be acted upon at the QELP special meeting other than the matters described herein. If, however, other matters are properly brought before the special meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment.

	The QRCP Annual Meeting	The QELP Special Meeting

Contact/Assistance	Georgeson will be acting as QRCP’s information agent:	Georgeson will be acting as QELP’s information agent:

	Georgeson Inc.	Georgeson Inc.
	199 Water Street 26th Floor New York, NY 10038	199 Water Street 26th Floor New York, NY 10038
	Banks and Brokers call (212) 440-9800.	Banks and Brokers call (212) 440-9800.
	QRCP stockholders call toll-free (888) 666-2585.	QELP unitholders call toll-free (888) 666-2585.

THE RECOMBINATION

Background of the Recombination

QRCP, QELP and QMLP are affiliated entities with shared executive management and other personnel, shared offices, and related party agreements among them. QRCP is an integrated independent energy company engaged in the acquisition, exploration, development, production and transportation of oil and natural gas, primarily through its control and ownership of partnership interests in each of QELP and QMLP. In addition, QRCP owns certain Appalachian Basin assets largely consisting of undeveloped acreage.

In December 2006, QRCP formed QMLP with a group of private investors for the purpose of putting the Bluestem gas gathering system in a tax-efficient partnership structure and raising capital to further expand the midstream business with the ultimate goal of taking QMLP public. QRCP contributed all of its midstream assets to QMLP in exchange for 85% of QMGP, the general partner of QMLP, 4,900,000 class B subordinated units of QMLP and 35,134 class A subordinated units of QMLP, representing a 49.4% limited partner interest in QMLP. The private investors purchased 4,864,866 common units, representing an approximate 48.6% limited partner interest in QMLP, for $18.50 per common unit, or approximately $90 million, and the two largest private investors each received a 7.5% interest in QMGP, which owns the 2% general partner interest and the incentive distribution rights in QMLP.

In November 2007, QMLP completed the purchase of the KPC Pipeline for approximately $133.7 million in cash. The acquisition was partly funded through the sale of an additional 3,750,000 common units to a group of private investors. As of the date hereof, after taking into account the transactions described above and the issuance of units to employees and directors, QRCP owns a 35.6% limited partner interest in QMLP, the private investors own a 62.4% limited partner interest in QMLP, the directors and employees own a 0.2% limited partner interest in QMLP and QMGP owns a 2% general partner interest and the incentive distribution rights in QMLP.

In November 2007, QRCP contributed all of its oil and gas assets (other than its midstream assets) in the Cherokee Basin to QELP in exchange for 3,201,521 common units and 8,857,981 subordinated units in QELP representing an approximate 55.9% limited partner interest in QELP and a 100% ownership interest in QEGP, which owns the 2% general partner interest and the incentive distribution rights in QELP. Concurrently with this contribution, QELP completed its initial public offering, selling 9,100,000 common units to the public, representing an approximate 42.1% limited partner interest in QELP, in exchange for approximately $164 million in cash.

In June 2008, QMLP commenced work on the preparation of a registration statement for an initial public offering of QMLP to be completed by the end of 2008, as required by the terms of agreements with its private investors.

Beginning in the second half of 2008 and continuing to the present, natural gas prices have been depressed and the global economic crisis has resulted in a substantial tightening of the credit markets. As more fully discussed in “Risk Factors,” both of these occurrences have had, and continue to have, a significant adverse effect on the businesses of QRCP, QELP and QMLP.

In July 2008, QRCP acquired PetroEdge for approximately $142 million in cash, including transaction costs, after taking into account post-closing adjustments. PetroEdge owned approximately 78,000 net acres of oil and natural gas producing properties in the Appalachian Basin with associated net proved reserves that were then estimated to be 99.6 Bcfe (reduced to 18.6 Bcfe as of December 31, 2008). Simultaneously with the closing, QRCP sold all the producing properties (with associated net proved reserves that were then estimated to be 32.9 Bcfe (reduced to 10.9 Bcfe as of December 31, 2008)) to QELP for approximately $71.2 million in cash, after taking into account post-closing adjustments, and retained the proved undeveloped reserves, the unproved reserves and a gathering system. QELP funded this acquisition with borrowings under its revolving credit facility and a $45 million second lien loan agreement originally due on January 11, 2009. On July 24, 2008, QELP filed a registration statement with the Securities and Exchange Commission to register a public offering of additional common units to repay the indebtedness incurred to acquire these assets.

On August 18, 2008, an official with the Oklahoma Department of Securities notified outside counsel for QRCP that it was investigating certain unauthorized transfers, repayments and re-transfers of funds, which we refer to as the “transfers,” to entities controlled by Jerry D. Cash, who at that time was the chief executive officer of each of QRCP, QEGP and QMGP. On August 22, 2008, an emergency joint meeting of the boards of directors of QRCP, QEGP and QMGP was called to discuss this investigation and the transfers. At this meeting, among other items, two of the QRCP independent directors reported that they had spoken to Mr. Cash, who admitted that he owed QRCP $10 million. Mr. Bob Alexander, one of the QRCP board members, resigned at this time.

At this meeting, the boards determined to form a joint special committee to investigate the transfers and to consider their effect on the consolidated financial statements and a joint strategic review committee to consider options and alternatives for the Quest entities. Each board would have one representative on each joint committee who would then report back to the entire board for which he was a representative. Messrs. John Garrison (QRCP), Gary Pittman (QEGP) and Gabriel Hammond (QMGP) agreed to serve on the joint special committee and Messrs. William Damon (QRCP), Mark A. Stansberry (QEGP) and Daniel Spears (QMGP) agreed to serve on the joint strategic review committee. During the following months, the joint special committee and the boards, sitting together, met on a number of occasions to consider how to deal with the consequences of the transfers and retained Andrews Kurth L.L.P. to conduct an internal investigation of the transfers.

On August 23, 2008, the QMGP board increased the size of the QMGP board and on August 24, 2008, Edward Russell was elected to the QMGP board. Mr. Russell had previously been a regular observer at QMGP board meetings. Additionally, on August 24, 2009, David Lawler was elected to the QMGP board to fill the vacancy created by Mr. Cash’s resignation.

On August 24, 2008, David Lawler was elected to the QRCP board to fill the vacancy created by Mr. Cash’s resignation.

On August 25, 2008, prior to the opening of public trading of QRCP’s common stock and QELP’s common units, the Quest entities issued a joint press release announcing the resignation of Jerry Cash, the appointment of David Lawler as the president of each of the Quest entities, the formation of the joint special committee to conduct the internal investigation and the formation of a joint strategic review committee to assist management in a detailed review of each entity’s strategy. The closing stock price of QRCP common stock that day was $4.88, a 30% decline from the previous day’s closing stock price of $6.93, and the closing unit price of QELP common units was $11.49, a 19% decline from the previous day’s closing unit price of $14.17.

Following the public announcement, the joint strategic review committee held discussions with four potential financial advisors to be engaged by the committee on behalf of all three entities to consider and pursue strategic alternatives. The joint strategic review committee decided to retain Tudor, Pickering, Holt & Co., LLC, a firm specializing in the upstream, midstream and oil service segments of the energy industry, for this purpose; however, the three boards later decided to retain their own financial advisors. Tudor Pickering was ultimately retained only by QRCP, with the engagement letter being executed on October 3, 2008.

In light of the pending internal investigation and the uncertainty about whether Jerry Cash had misappropriated more than the $10 million he admitted to taking, as well as the tightening credit markets and declining commodity prices, none of the Quest entities had any ability to borrow under their existing credit facilities or to obtain any additional credit or equity capital. The combined effect of these three factors — the misappropriation, the tightening of the credit markets and declining commodity prices — significantly and adversely impacted each of QRCP, QELP and QMLP. Furthermore, the contemplated public offerings of QELP and QMLP common units were put on indefinite hold.

In addition to its inability to obtain additional debt or equity financing, beginning in late 2008, QRCP’s cash flows from QELP, which constituted substantially all of QRCP’s cash flows, were severely reduced. QELP had paid at least its minimum quarterly distribution on the common units since inception in November 2007 through the quarter ended September 30, 2008 and on the subordinated units since inception through the quarter ended June 30, 2008. As a result of the decline in QELP’s cash flows from operations due to declines in oil and natural gas prices during the last half of 2008, the costs of the investigation of the transfers and associated remedial actions, concerns about a potential borrowing base redetermination in the second quarter of 2009 and the need to repay or refinance QELP’s $45 million second lien loan agreement, the board of directors of QEGP suspended distributions on QELP’s subordinated units for the third quarter of 2008 and on all units starting with the distribution for the fourth quarter of 2008 in order to conserve cash for operations and debt payments. QMLP had made only one distribution on its subordinated units since formation and therefore QRCP’s principal distributions from QMLP were the distributions on the 2% general partner interest made in connection with distributions on the QMLP common units. QMLP suspended distributions on all of its units beginning with the third quarter of 2008, because of a restriction imposed under the terms of an amendment to its credit agreement.

Despite the fact that QRCP was not receiving distributions from QELP or QMLP and that its ability to borrow additional funds or obtain additional equity capital was severely curtailed, QRCP continued to require cash to fund general and administrative expenses, debt service requirements, capital expenditures to develop and maintain its undeveloped acreage, drilling commitments and payments to landowners necessary to maintain its oil and gas leases.

Additionally, the discovery of the transfers occurred at a time when QELP had filed a registration statement to raise equity capital in order to pay off indebtedness and when QMLP was preparing a registration statement for an initial public offering as required by the terms of its investors’ rights agreement with its investors. The cost associated with the inability to proceed with these equity capital raises, combined with the substantial increased costs associated with the investigation, including restatements and reaudits of the financial statements of QRCP and QELP, the lack of access to credit and a steep decline in natural gas prices were putting significant pressure on the entities to quickly assess strategic alternatives.

At a September 4, 2008 telephonic board meeting, the QRCP board discussed with management the status of the preparation of a 13-week cash flow budget and began to discuss with management and Stinson Morrison Hecker LLP, its regular outside counsel, strategic alternatives and strategies for QRCP. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP.

On September 11, 2008, the QEGP board of directors, including Mr. Lawler, held a telephonic board meeting and discussed, among other things, various issues arising out of the transfers, including issues arising out of the securities and derivative lawsuits relating to the transfers.

On September 12, 2008, the QRCP board discussed further with management and outside counsel strategic alternatives and strategies, including the need to obtain additional cash in order to fund drilling commitments in the Appalachian Basin in order to avoid losing leased acreage. The QRCP board continued to be focused on understanding the near-term cash flow situation for QRCP, QELP and QMLP and planning for actions that could be taken to reduce expenditures. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP.

On September 13, 2008, a joint working session of the boards of each of QRCP, QEGP and QMGP was held to discuss with management the current cash flow position of each of the Quest entities. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. At subsequent board meetings, each board took action to significantly reduce its capital expenditure program for the remainder of the year and to implement other cost-cutting measures. After giving effect to these actions, management was still estimating that QRCP would have a cash shortfall of approximately $1.8 million as of the end of October 2008 and approximately $5.0 million as of the end of March 2009, assuming that QRCP received approximately $5.4 million from QELP in distributions for each of the third and fourth quarters of 2008.

On September 14, 2008, the QEGP board of directors, including Mr. Lawler, held a telephonic board meeting and discussed, among other things, QELP’s capital expenditure budget for the remainder of 2008 and for 2009 and the various strategic alternatives being considered by QRCP and QMLP.

On September 18, 2008, the QEGP board of directors, including Mr. Lawler, held a telephonic board meeting and discussed, among other things, QRCP’s financial condition and various intercompany receivables among the Quest entities, including amounts owing by QELP to QRCP.

On September 19, 2008, the QEGP board of directors, including Mr. Lawler, held a telephonic board meeting and discussed, among other things, QELP’s payment of various amounts owed by QELP to QRCP.

On September 23, 2008, the board of QMGP held an in person meeting in Oklahoma City. Mr. Lawler was in attendance in his capacity as a director and as president of QMGP. Outside legal counsel from Baker Botts L.L.P. was present. At this time the impact of the cash shortfall at QRCP was becoming apparent to the QMGP board. The board discussed the impact of a bankruptcy or default by QRCP under its credit agreement on QELP and QMLP. At this meeting, at the request of the board, Baker Botts discussed the relevant provisions in the credit agreements of QRCP, QELP and QMLP related to events of default and cross-defaults.

On September 25, 2008, Eide Bailly LLP resigned as QRCP’s and QELP’s registered public accounting firm. Eide Bailly did not provide the companies with any reasons for their resignation. There were no disagreements between Eide Bailly and QRCP or QELP on any matter of accounting principles or practices, financial statement disclosure, or engagement scope or procedure, which disagreements, if not resolved to Eide Bailly’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its review of their Form 10-Qs for the second quarter of 2008, and there were no reportable events as specified in Item 304(a)(1)(v) of Regulation S-K.

In late September 2008, QRCP began discussions with its lenders about obtaining a new revolving credit facility. On October 15, 2008, QRCP’s lender advised QRCP that it would not be willing to provide QRCP with the requested revolving credit facility, but was considering a short term bridge loan of between $5 and $10 million in order to give QRCP, working with its financial advisor, Tudor Pickering, time to complete asset sales or other strategic transactions.

Beginning in late September 2008, and continuing into February 2009, QRCP management and Tudor Pickering contacted numerous strategic and financial investors concerning an equity investment, including the sale of a controlling interest, in QRCP and the sale of QRCP’s assets. No formal offers for an equity investment in QRCP resulted from this process.

At the end of September 2008, after weighing, among other things, the various investment banks’ qualifications, experience in the energy industry, and familiarity with the Quest entities, QMLP preliminarily engaged Morgan Stanley & Co. Incorporated as its financial advisor. The terms of Morgan Stanley’s engagement were not finalized until October 29, 2008. Morgan Stanley agreed to amend the terms of its engagement on June 26, 2009 to eliminate the fee that would otherwise have been due upon completion of the recombination in exchange for a one time payment of $1.75 million for services rendered and the agreement to pay a fee in connection with any future sale of the KPC Pipeline.

During October 2008, representatives from Morgan Stanley met multiple times with management of QMGP to learn about QMLP’s business, to discuss and refine various operating assumptions provided by QMGP management and to identify key business drivers, including gathering volumes, gathering fees, the terms of the KPC contracts, and operations and maintenance and general and administrative expenses. Morgan Stanley built a comprehensive month-by-month financial model to project distributions, financial performance and covenant compliance under different strategic options.

In order to rectify any possible covenant violations or non-compliance with the representations and warranties in their credit agreements as a result of (1) the transfers and (2) not timely settling certain intercompany accounts among QRCP, QELP and QMLP that were in dispute, QRCP amended its credit agreement on October 24, 2008 and each of QELP and QMLP amended its credit agreements on October 28, 2008 to amend and/or waive certain of the representations and covenants contained in such agreements. QRCP’s amendment also added a short-term loan of up to $6 million, due November 30, 2008. QRCP borrowed $2 million of the additional term loan. QRCP agreed with its lenders that the new term loan would be repaid with the net proceeds from asset sales by QRCP and that the first $4.5 million of net proceeds in excess of any amounts that were borrowed would be used to repay part of QRCP’s $35 million term loan. QELP’s amendment also extended the maturity date of its $45 million second lien loan agreement to September 30, 2009 and effectively eliminated the ability to pay distributions on the subordinated units.

Effective October 27, 2008, the QMGP board accepted the resignation of Gabriel Hammond from the board. Mr. Hammond had been designated by Alerian Opportunity Partners IV, LP, pursuant to a contractual right. Alerian Opportunity Partners IV, LP thereafter designated James C. Baker to fill the vacancy created by Mr. Hammond’s resignation.

On October 28, 2008, the QRCP board of directors met with Tudor Pickering and Stinson to discuss and approve the sale of QRCP’s interest in approximately 22,600 net undeveloped acres and one well in Somerset

County, Pennsylvania to a private party for approximately $6.8 million. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. Tudor Pickering discussed with the QRCP directors in detail the current market for undeveloped acreage in the Appalachian Basin and the status of Tudor Pickering’s efforts to date to find strategic and financial buyers for QRCP’s assets or equity. Tudor Pickering discussed the numerous factors causing a lack of interest in QRCP and its assets, including the global financial crisis, low natural gas prices, the need for a quick transaction, QRCP’s limited operating history in the Appalachian Basin, and the transfers and the resulting securities class action lawsuits. Tudor Pickering also discussed QRCP’s near-term cash flow requirements and lack of liquidity.

On October 29, 2008, the QEGP board of directors, including Mr. Lawler, held a telephonic board meeting and discussed, among other things, the search for an additional director to serve on the board.

The sale of QRCP’s assets in Somerset County closed on October 30, 2008. The proceeds from the sale were used to repay the $2 million that had been drawn on QRCP’s new term loan, plus interest, to repay a portion of the intercompany indebtedness owed to QMLP and related transaction expenses. On November 5, 2008, QRCP sold a 50% interest in approximately 4,500 net undeveloped acres, three wells in various stages of completion and existing pipelines and facilities in Wetzel County, West Virginia to another party for $6.1 million. Proceeds were used for debt repayment, transaction related expenses and general corporate purposes.

In late October 2008, UHY LLP was appointed as the independent registered public accounting firm for each of the Quest entities for the year ending December 31, 2008.

On November 11, 2008, representatives from Morgan Stanley attended a QMGP board meeting and gave the board, including Mr. Lawler, a presentation including projected financial performance for QMLP under certain scenarios. The conclusions reached by Morgan Stanley included that:

•	revenues and EBITDA of QMLP should grow through the third quarter of 2009;

•	cash distributions of the minimum quarterly distribution on the common units could be paid on the units as early as the fourth quarter of 2009; and

•	there would be a decrease in EBITDA over the long term caused by declining gathering volumes, less favorable KPC contracts and increasing operating and maintenance and general and administrative expenses, and, as a result, QMLP would be unable to pay cash distributions starting in 2013 under the covenants contained in the existing credit agreement.

Morgan Stanley also presented the following three strategic alternatives for the board to consider:

•	maintain the status quo;

•	sell the KPC Pipeline; or

•	sell all three Quest entities in a package deal.

Morgan Stanley’s recommendation to the QMGP board was to pursue a sale of the KPC Pipeline in order to pay down debt and meet its financial covenants and increase the net present value of future distributions to its unitholders. Morgan Stanley advised that maintaining the status quo was likely not a viable option long term and effecting a sale of all of QMLP would be difficult given then-current market conditions and the dependence of QMLP on QELP. Morgan Stanley discussed the top three potential buyers of the KPC Pipeline that it had identified. The board members authorized Morgan Stanley and outside legal counsel to take certain actions necessary to pursue a potential sale of the KPC Pipeline, including beginning to assemble a data room, preparing marketing materials and drafting a purchase and sale agreement. At this meeting, Mr. Russell was also elected to fill the vacancy on the joint special committee that resulted from Mr. Hammond’s resignation from the QMGP board and Duke R. Ligon was elected to serve as chairman of the board of QMGP.

On November 14, 2008, J. Philip McCormick became an independent member of the board of directors of QEGP.

On November 18, 2008, Morgan Stanley presented its valuation analysis of QMLP to the QMGP board, which included projected distributions under different scenarios assuming a certain number of wells were connected each year. Morgan Stanley’s valuation guidance was presented assuming both a continuation of the current market and a return to a more normalized market.

On November 19, 2008, QRCP and QELP each received a letter from the staff of Nasdaq indicating that because of each company’s failure to timely file its Form 10-Q for the third quarter of 2008, it no longer complied with the continued listing requirements and it had 60 days to submit a plan to regain compliance. QRCP submitted a plan to the Nasdaq staff on January 20, 2009 and was ultimately granted an extension until May 11, 2009 to file its Form 10-Q for the period ended September 30, 2008. QELP also timely submitted a plan to the Nasdaq staff and was granted an extension until May 18, 2009 to file its Form 10-Q for the period ended September 30, 2008.

On November 25, 2008, the conflicts committee of the QEGP board of directors held, including Mr. Lawler, held a telephonic board meeting and discussed, among other things, the potential restatements of QELP’s financial statements.

On November 26, 2008, QRCP sold its interest in the development rights and related purchase option covering approximately 28,700 acres in Potter County, Pennsylvania, to a third party for approximately $3.2 million. Proceeds from the sales were used for working capital, transaction related expenses and repayment of a portion of QRCP’s term loan and the intercompany indebtedness owed to QMLP, plus interest. Also on November 26, 2008, the QRCP board met to discuss with management and outside counsel the short-term liquidity needs of QRCP and the continuing need to raise additional capital. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. Management advised the QRCP directors that, based on current estimates, QRCP would be in a negative cash position by mid-January 2009 without some additional sources of financing. The directors discussed the possibility of additional asset sales and sales of equity.

On December 2, 2008, the QMGP board met by telephone with Morgan Stanley to further discuss strategic alternatives associated with the KPC Pipeline and the Bluestem System. At the request of the non-management members of the QMGP board, Morgan Stanley formulated the following two options for the QMGP board’s consideration, and representatives from Morgan Stanley presented those options for discussion and consideration by the QMGP board:

•	sell the KPC Pipeline, use the proceeds to take QRCP private and pay down part of QMLP’s debt; and

•	transfer the KPC Pipeline and related debt to a newly formed partnership that would be jointly owned by the QMLP unitholders and QRCP. QMLP would be left with the Bluestem gas gathering system. QELP would then acquire the Bluestem System by merging QMLP into QELP and issuing QELP common units to the current QMLP unitholders. This would have provided the QMLP unitholders with securities in a publicly traded partnership, although the liquidity associated with QELP’s units was limited.

Morgan Stanley recommended the first option but also presented the benefits and considerations related to the second option. Morgan Stanley’s rationale for recommending the first option centered around its actionability, with Morgan Stanley observing that the KPC Pipeline generated stable cash flows and was not exposed to the risk of reduced drilling as QELP’s condition deteriorated, whereas the performance of the Bluestem System was inextricably tied to the pace of drilling by QELP. The options were communicated to Tudor Pickering and David Lawler in a telephone call on December 1, 2008 and Morgan Stanley and the QMGP board discussed the complexities associated with the second option. The options were subsequently communicated to Tudor Pickering and David Lawler in writing via email correspondence on December 2, 2008. Mr. Lawler forwarded the email from Morgan Stanley to the QRCP board members. The QRCP directors ultimately decided they were not interested in exploring either the first or the second option as they believed that these options provided inadequate consideration to the QRCP stockholders. Furthermore, the challenges associated with bifurcating QMLP’s indebtedness between the KPC Pipeline and the Bluestem System prevented a spin-out of the KPC Pipeline to QMLP’s investors.

On December 5, 2008, QMGP held a special meeting of its board and determined that, after further consideration, no distribution in kind would be paid to the QMLP unitholders for the third quarter. The QMGP board also discussed the status of the intercompany payables and when QRCP would be able to pay back the remainder of the money it owed to QMLP. It also continued to discuss working towards a sale of the KPC Pipeline to raise cash to pay down debt. Mr. Lawler attended the meeting in his capacity as a director and as president of QMGP.

The QRCP board of directors met on December 11, 2008 to further discuss potential capital investments in QRCP. Management reported on meetings with several potential strategic buyers and investors. Management also discussed the results of their efforts to sell additional assets. To date, none of those efforts had been successful. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP.

In mid-December 2008, members of the QRCP board, QRCP management and Tudor Pickering met to discuss a preliminary financial model that management had requested Tudor Pickering develop and refine for use in valuing each of the Quest entities based on management’s then current assumptions and forecasts for a base case, an upside case and a blow down (downside) case for each entity. Mr. Lawler was in attendance in this capacity as a director and as president of QRCP.

On December 16, 2008, David Lawler sent an email to all members of the three boards expressing his belief that the Quest entities should recombine to reduce costs, eliminate conflicting strategic objectives and improve their ability to make acquisitions in the Cherokee Basin. Mr. Lawler also mentioned in this email that he had received preliminary indications of support for a recombination from the companies’ lenders through their agent.

On December 18, 2008, members of the QMGP board met by telephone with Morgan Stanley representatives to discuss a financial model received from Tudor Pickering using management’s assumptions. The model provided a view of the projected financial performance of QRCP, QELP and QMLP.

It was also around this time that QMLP and Morgan Stanley formally initiated a process to move forward with a proposed sale of the KPC Pipeline to raise funds to pay down QMLP’s debt. Morgan Stanley was given authority by the QMGP board members and management to contact selected potential buyers.

On December 29, 2008, the board of directors of QRCP elected Greg McMichael to the board to fill the vacancy created by the resignation of Bob Alexander in August 2008.

On December 31, 2008, the board of directors of QRCP and QEGP, including Mr. Lawler, held a joint meeting at which they determined that the audited consolidated financial statements for QRCP and QELP as of and for the years ended December 31, 2007, 2006 and 2005 and unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon as a result of the transfers and other errors in the financial statements discovered in connection with reviewing the effect of the transfers on the financial statements. On January 2, 2009, QRCP and QELP filed current reports on Form 8-K announcing these determinations and further announcing that the two companies had material weaknesses in their internal controls over financial reporting and would be restating their financial statements for these periods. The resignation of Eide Bailly as the registered public accounting firm for QRCP and QELP required UHY to re-audit the restated financial statements for the years ended December 31, 2005, 2006 and 2007, which significantly delayed the process and increased the cost to the companies.

In January 2009, in order to address the potential conflicts of interest arising out of David Lawler’s multiple roles at QRCP, QEGP and QMGP, the QEGP board, which consists of three independent directors and Mr. Lawler, delegated to the board’s existing conflicts committee, which consists of the three independent directors, the task of evaluating and negotiating potential transactions, including a possible recombination, and all powers and authorities of the board in connection therewith. Though the conflicts committee was delegated the task of reviewing and considering QELP’s strategic alternatives at this time, the members of the conflicts committee had been discussing and evaluating strategic alternatives prior to this time. The equity split proposed by the QRCP board was 37% for the stockholders of QRCP, 33% for the public unitholders of QELP and 30% for the holders of QMLP common units.

Also in January 2009, the QEGP conflicts committee decided that it should retain counsel and a financial advisor to assist it with strategic matters, including the possibility of recombining the three Quest entities. It chose as counsel Mayer Brown LLP, which was already advising the QEGP board and the QEGP conflicts committee on issues relating to the transfers. On January 9, 2009, the conflicts committee of the QEGP board of directors held a telephonic board meeting and discussed, among other things, selecting a financial advisor in connection with strategic alternatives. On January 15, 2009, after reviewing the qualifications of three other potential financial advisors, the committee engaged Stifel Nicolaus to serve as its financial advisor, though members of the committee and Stifel Nicolaus had discussed strategic alternatives for QELP on an informal basis prior to this time. Stifel

Nicolaus agreed to amend the terms of its engagement letter on July 1, 2009 to eliminate the fees that would otherwise have been due in connection with the closing of the recombination in exchange for a retroactive increase in the monthly retainer payable to Stifel Nicolaus and an increase in the fee payable upon delivery of a fairness opinion.

During January 2009, management requested Tudor Pickering to continue to work with management on developing and refining the financial model for valuing all three Quest entities using management assumptions and forecasts. Tudor Pickering began developing two possible structures for recombining the three entities and began evaluating with the QRCP directors the pros and cons of each structure: (1) having equity holders in QMLP and QELP become stockholders in QRCP or (2) having QELP be the surviving entity in a recombination. Tudor Pickering also discussed with the QRCP directors other strategic alternatives, including: (1) combining QELP and QMLP, (2) the sale or merger of QELP and/or QMLP and (3) distributing QRCP’s equity interest in QELP and/or QMLP to QRCP’s stockholders.

On January 23, 2009, a meeting of all three boards was held in Oklahoma City at the request of management principally to discuss 2009 budget models. At this meeting, management also continued to explore with the boards the possibility of recombining the three entities. Mr. Lawler attended the meeting as a director and as the president of each Quest entity.

On January 29, 2009, management circulated to all board members for the Quest entities models prepared by management and by Tudor Pickering with input and direction from management. Following distribution of the models, management continued to work with Tudor Pickering to further refine the financial models to update the estimates and historical information contained in the models based on new estimates and historical information provided or requested by the financial advisors and board members.

During January and continuing into February 2009, the members of the QEGP conflicts committee, the QMLP non-management directors and the QRCP non-management directors each had a number of conversations in which they discussed whether the proposed recombination might be desirable if it could be accomplished on the right terms. During this time period, representatives of QMLP and QRCP also each had discussions with representatives of QELP about whether a merger between QELP and the other entity would be possible if the parties could not agree upon the terms of a three-party recombination.

On January 30, 2009, the QRCP board of directors met with Stinson and management to discuss a proposed sale of its Lycoming property. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. The QRCP directors also discussed with management what QRCP’s strategic focus in the Appalachian Basin should be if the sale were to close.

On February 10, 2009, each of the QRCP board and the QMGP board had separate meetings with their financial advisors and outside counsel to prepare for a meeting in Houston on February 11, 2009 of the boards of QRCP and QMGP and the QEGP conflicts committee to discuss the proposed recombination. Mr. Lawler was present at each meeting as a representative of management. Also on February 10, 2009, members of the QEGP conflicts committee had discussions with each other and with Stifel Nicolaus and Mayer Brown in preparation for the meeting the next day. Non-management members of the QMGP board, its counsel and Morgan Stanley also met with members of the QEGP conflicts committee and Stifel Nicolaus to further prepare for the February 11, 2009 meeting. Each of the boards and their financial advisors had been provided with a valuation analysis, which was prepared based on management’s and the QRCP board’s assumptions, in advance of the meeting scheduled for February 11, 2009, and Morgan Stanley and Stifel Nicolaus had discussions with management and Tudor Pickering regarding why they believed the analysis was flawed. The non-management board members of QMGP and QEGP did not believe there was much, if any, equity value at QRCP, primarily because it had negative cash flow and no access to the capital necessary to drill and develop its properties. In preparation for the February 11, 2009 meeting, at which the valuation analysis of Tudor Pickering, which was prepared based on management’s and the QRCP board’s assumptions, was expected to be discussed along with preliminary discussions related to how much equity in the recombined entity should be allocated to the holders of QRCP stock, the QEGP conflicts committee members and the non-management members of QMGP’s board of directors met to determine if they were in agreement and to discuss a consistent response to what they believed was an unreasonable proposal regarding QRCP’s value. They recognized that in order for QRCP stockholders to approve the deal, some equity value had to be allocated to QRCP, but they discussed at this time that it should be no more than 10% of the equity value of the recombined entity. The QEGP conflicts committee and the non-management members of the QMGP board also discussed the possibility of doing a two party merger rather than a three party merger and the benefits and considerations associated with such a transaction if QRCP board members did not make a reasonable proposal related to valuation expectations.

On February 11, 2009, a meeting of the boards of QRCP and QMGP and the QEGP conflicts committee was held in Houston, at which Mr. Lawler was present in his capacity as president of each of the Quest entities. Legal counsel and financial advisors to the QRCP board, the QMGP board and the QEGP conflicts committee were also present. Tudor Pickering presented the QRCP board’s valuation proposal for a possible recombination under a base case, an upside case and a blow down case using two different discount rates, which yielded a range of values for each of the Quest entities. The underlying assumptions used in each of the cases were similar except as noted. The base case assumptions included moderate levels of drilling in the Appalachian Basin and the Cherokee Basin and the sale at current market prices of undeveloped acreage in the Appalachian Basin, except for the Wetzel County properties. The blow down case assumptions included: the operation by the Quest entities of only the assets that existed at the time; the sale of the KPC Pipeline; the sale at current market prices of all undeveloped acreage in the Appalachian Basin; the sale of QRCP’s ownership interests in QELP and QMLP, including the general partner interest in both; and other than completing and connecting previously drilled wells in the Cherokee Basin, no new expansion capital expenditures. The upside case assumptions included increased levels of drilling relative to the base case by 100% in the Appalachian Basin and 50% in Cherokee Basin based on the assumption that equity capital could be raised; and the sale at current market prices of undeveloped acreage except for the properties in Wetzel and Lewis counties. Morgan Stanley, acting on behalf of the QMGP board, stated that in a combination, they believed the stockholders of QRCP should receive between 5% and 10% in the combined company (excluding QRCP’s interest in QELP and QMLP). Stifel Nicolaus, acting on behalf of the QEGP conflicts committee, stated that, in a combination, they believed the stockholders of QRCP should receive between 5% and 7% in the combined company (excluding QRCP’s interest in QELP and QMLP). Both Morgan Stanley and Stifel Nicolaus stated that they needed additional information before discussing the relative values of QELP and QMLP.

The QRCP board met separately after the meeting on February 11, 2009 with Stinson and Tudor Pickering to discuss the proposed recombination further. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. The QEGP conflicts committee also met separately after the meeting with Mayer Brown to discuss legal and other issues relating to a possible recombination.

Between the February 11, 2009 meeting and the March 4 and 5, 2009 meetings discussed below, Tudor Pickering continued to work with the board of directors of QRCP to further review relative valuations for the three entities. The QRCP board of directors believed that the value assigned to the undeveloped acreage in the Appalachian Basin by Stifel Nicolaus and Morgan Stanley, on behalf of the QEGP conflicts committee and QMLP, respectively, was inadequate. During this time period, the QRCP board continued to consider alternatives to the recombination, including selling the interests in the two general partners and raising additional equity capital. Mr. Lawler participated in these discussions primarily in his role as president of QRCP, although he was also in attendance in his role as a director. Tudor Pickering informed the directors that they recently had contacted many potential buyers or sources of capital and that they had received no formal indications of interest. QRCP management contacted a limited number of entities to inquire whether they would have any interest in acquiring the general partner interests in QMLP and QELP. They did not receive any formal indications of interest for such a transaction.

In a continued effort to raise capital, on February 13, 2009, QRCP sold its interest in approximately 23,076 net undeveloped acres in the Marcellus Shale and one well in Lycoming County, Pennsylvania to a third party for approximately $8.7 million. Proceeds from the sale were used to repay the remainder of the intercompany indebtedness owed to QMLP in the amount of $0.2 million, including interest, and transaction related expenses. The balance of the proceeds were used for general corporate purposes. QELP also repaid QMLP $4.0 million of intercompany indebtedness, including interest, at this time.

On February 27, 2009, Morgan Stanley gave the QMGP board an update on the first round of bids received on the KPC Pipeline. The bids received were lower than the QMGP board’s original expectations and, in each case, contained material contingencies.

On March 2, 2009, the QMGP board decided to expand the sale process for the KPC Pipeline to other potential buyers in order to maximize the potential sale price.

Also on March 2, 2009, the QRCP board held a teleconference with its financial advisor and legal counsel to prepare for the joint board meeting in Oklahoma City on the evening of March 4, 2009 to discuss the proposed recombination. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. Tudor Pickering discussed with the directors an overview of activity in the Marcellus Shale and QRCP’s acreage position in the Appalachian Basin, the potential sale of the general partner interests of QELP and QMLP and the effects on QRCP if it were no longer to own those interests. Tudor Pickering also provided an update on the relative valuations of each entity in the recombination based on management’s assumptions, forecasts and sensitivity analyses.

On March 4 and 5, 2009, regular meetings of each of the boards were held in person in Oklahoma City to discuss fourth quarter operations. Mr. Lawler attended as a director and as president of each of the Quest entities. The QMGP board also discussed the proposed recombination transaction and the pros and cons for QMLP as well as how to reach agreement on relative value for each entity, and the QRCP board also discussed with Mr. Lawler its desire for him and other members of management to remain neutral during the recombination process and in dealing with the various financial advisors. Mr. Lawler indicated that it had always been management’s intent to remain neutral. The QRCP directors also discussed different methodologies for valuing the three companies.

During the evening of March 4, 2009, following meetings of the individual boards held earlier that day, a meeting was held in Oklahoma City with representatives from the QRCP and QMGP boards and the QEGP conflicts committee, as well as management, to discuss the possible timeline and process for the proposed recombination. Baker Botts and Stinson also participated in the meeting. Mr. Lawler participated in the meeting as president of each of the companies.

On March 6, 2009, the QEGP conflicts committee met by telephone with its legal counsel and financial advisors. The committee discussed the operational performance of the Quest entities, the weakness of QELP’s financial performance because of low gas prices and the status of the possible sale by QMLP of the KPC Pipeline. It also received an update from Stifel Nicolaus of its discussions with management and other advisors about valuation issues in connection with a possible recombination and discussed the valuation analysis.

It was becoming apparent that each financial advisor was using different assumptions and methodologies to value the three entities and that this approach was making it difficult to agree upon the relative valuations for the three companies. On March 12, 2009, management distributed a set of assumptions, which we refer to as the management assumptions, that it requested each financial advisor use in valuing each company in order to have a common basis for determining how far apart the relative valuations were among the parties. The management assumptions provided included oil and gas price assumptions, reserve assumptions, assumptions regarding the number of wells to be drilled in 2009, general and administrative expense assumptions, the method of calculating the gathering rate under the midstream services and gas dedication agreement and a 2009 proposed capital expenditure budget, among other things. Management requested that each financial advisor use the management assumptions to consider a value for the sale of the relevant entity given the current situation of the organization and in a recombination scenario. The management assumptions to be used in a recombination scenario included that cash flows from QMLP and QELP could be used to drill on QRCP acreage and that QMLP and QELP would receive a rate of return on their investment.

On March 16, 2009, the QRCP board held a meeting by telephone with Tudor Pickering and Stinson. Tudor Pickering made a presentation to the board regarding QRCP’s potential valuations for QRCP, QELP and QMLP based on the management assumptions and variations proposed by Tudor Pickering. The directors provided input to Tudor Pickering regarding further changes to the management assumptions that the directors thought were appropriate. On March 17, 2009, the QRCP board again met with Tudor Pickering and Stinson by telephone to discuss an updated analysis of the relative valuations based on the directors’ input. Mr. Lawler participated in these discussions primarily in his role as president of QRCP, although he was also in attendance in his role as a director.

Morgan Stanley and Stifel Nicolaus decided not to adopt certain management assumptions in preparing their respective valuations because those assumptions were, in their opinion, unrealistic. Specifically, the management assumptions included the use of QMLP and QELP cash flows by QRCP for drilling purposes based on an assumed internal rate of return. Both Morgan Stanley and Stifel Nicolaus believed that each of the Quest entities should be valued on a “stand-alone” basis, without assuming that QMLP and QELP cash flows could be used to augment QRCP’s business; therefore they believed that the capital expenditure forecast presented by management, which assumed the development of acreage by QRCP despite the absence of capital to fund that development, was unrealistic. Further, Morgan Stanley disagreed with the volumes that had been assigned to newly connected wells. Finally, Morgan Stanley also objected to the manner in which the gathering rate was calculated under the midstream services and gas dedication agreement between QMLP and QELP because Morgan Stanley believed the calculation misapplied the floor gathering rate contained in the agreement. The QEGP conflicts committee and the QMLP non-management directors, after consulting with management, then agreed that the financial advisors would each prepare revised valuation analyses based only on those assumptions that they believed were appropriate assumptions. Management was asked for specific information by the financial advisors, which they provided to the financial advisors and which was used by the financial advisors to come up with specific asset values and enterprise values.

On March 30, 2009, QRCP received a letter from the staff of the Nasdaq indicating that because of QRCP’s failure to timely file its Form 10-K for the year ended December 31, 2008, it had to submit an update to its original plan by April 14, 2009 indicating how it intended to comply with the Nasdaq rules.

Around March 31, 2009 it became apparent that QRCP was in default under its credit agreement and it requested and subsequently obtained a waiver from its lenders on May 29, 2009 via an amendment to its credit agreement. The amendment waived compliance with the interest coverage ratio and leverage ratio financial covenants for the quarter ended March 31, 2009 and waived any mandatory prepayment due to any collateral deficiency during the quarter ended March 31, 2009.

On April 2, 2009, QELP received a letter from the staff of the Nasdaq indicating that, because of QELP’s failure to timely file its Form 10-K for the year ended December 31, 2008, it had to submit an update to its original plan by April 17, 2009 indicating how it intended to comply with the Nasdaq rules.

On April 5, 2009, QRCP board members Messrs. McMichael, Damon and Rateau met with Tudor Pickering to prepare for the April 6, 2009 meeting in Houston with representatives of the QMGP board and QEGP conflicts committee and their financial advisors.

A meeting was held in Houston on April 6, 2009, at which representatives of, and financial advisors to, all three boards or committees were present. Mr. Lawler participated in his capacity as president of each of the Quest entities. Management discussed the need for the companies to recombine and the potential benefits of a recombination. Following the discussion, the representatives agreed, subject to the separate approval of each applicable board and committee and the execution of definitive agreements, that a recombination appeared to be the best alternative at this time under the facts and circumstances. There was also a discussion and debate among the financial advisors and the directors regarding the relative values of each company for purposes of achieving a recombination. During the discussion, Morgan Stanley proposed, on behalf of QMLP, that the equity of the new company should be split with 45% going to QELP’s common unitholders (including QRCP), 45% going to QMLP’s common unitholders and QMGP, 7% going to QRCP’s stockholders and 3% going to management. Morgan Stanley also proposed that the initial board of directors for the new company would be split with three members designated by each of QMLP and QELP, one member designated by QRCP and one member being the chief executive officer. Stifel Nicolaus, based on its own analysis on behalf of the QEGP conflicts committee, concurred with the Morgan Stanley proposal. The QRCP directors indicated that they were not prepared to accept less than 10% of the equity of the recombined entity going to the QRCP stockholders (plus a proportionate share for its equity in QMLP and QELP) and that QRCP’s representation on the initial board of directors of the new company should be proportionate to its overall ownership interest. Following a discussion of the proposal, the representatives of management at the meeting proposed that the 3% of the equity of the new company allocated to management in the Morgan Stanley proposal should go to the QRCP stockholders. That proposal was agreed to by the representatives, subject to the separate approval of each applicable board and committee and the execution of definitive agreements. The representatives also agreed, subject to the separate approval of each applicable board and committee and the execution of definitive agreements, that Gary Pittman would be the chairman of the board of directors of the new company and that the initial board of directors for the new company would be split with three members designated by each of QMLP and QELP, two members designated by QRCP and one member being the chief executive officer.

On April 9, 2009, the QRCP board met with Tudor Pickering and legal counsel to discuss the results of the April 6, 2009 meeting. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. Tudor Pickering made a presentation to the board regarding the relative ownership split agreed to by the board and committee representatives on April 6, 2009. Tudor Pickering discussed, among other things, the current financial condition of each entity, ownership calculations after the proposed recombination, the possible treatment of unvested equity awards in the recombination, and the historical market capitalization of the entities.

On April 14, 2009, the QEGP conflicts committee met by telephone with Mayer Brown and Stifel Nicolaus. The committee discussed whether a recombination would be superior to other alternatives, including maintaining the status quo, and concluded that it was. They also discussed what had occurred at the April 6 meeting. The directors who were present at that meeting and Stifel Nicolaus explained the position they had taken at the April 6 meeting, and Stifel Nicolaus made a presentation on valuation. The committee also discussed whether a letter of intent regarding a recombination would be desirable. The directors also received advice about the applicable legal standards from Mayer Brown.

Also on April 14, 2009, representatives from all three boards or committees participated in a conference call to discuss a possible schedule for completing the recombination.

On April 15, 2009, the QRCP board of directors met at Tudor Pickering’s office with Stinson to discuss the proposed terms of the recombination. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. Tudor Pickering discussed, among other things, (1) QRCP’s current financial situation, (2) the process that Tudor Pickering had undertaken since October 2008 to find strategic alternatives for QRCP, including contacting over 55 financial companies and 81 strategic companies seeking sales of assets and equity investments, including sale of the control of the company, (3) an overview of the proposed recombination (including the value to be assigned to QRCP for its interests in QELP and QMLP), and (4) an analysis of QRCP on a stand-alone basis based on market capitalization, liquidation (including the value for its QMLP and QELP ownership) and value of stock to be received by QRCP stockholders in the combined entity under various scenarios. QRCP’s Nevada counsel telephonically joined a portion of the meeting to discuss fiduciary duties under Nevada law with the board of directors. The directors also discussed proposed timing and other related matters. The board members agreed that Mr. Rateau, the chairman of QRCP, would be one of QRCP’s two representatives on the board of the new company.

On April 24, 2009, the QRCP board of directors met to discuss the recombination and the need for all three companies to renegotiate their financial advisor fee arrangements since the recombination would not result in any new capital but, under the current terms, would trigger a large payment to the financial advisors. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP. The Morgan Stanley and Stifel Nicolaus engagement letters were subsequently amended in June and July, respectively.

Beginning in mid-April, the parties began to discuss the terms of a possible non-binding letter of intent regarding the recombination which they negotiated between mid-April and April 27, 2009. On April 20, 2009, representatives of the three boards or committees and their legal counsel met by telephone to discuss the terms of such a letter of intent, including the structure of the transactions required for a recombination. The QEGP conflicts committee met with Mayer Brown and Stifel Nicolaus by telephone to discuss structural issues on April 21 and twice on April 23, 2009. On April 24, 2009, representatives of the three boards or committees and their legal counsel met by telephone to discuss structural issues and other elements of a possible letter of intent. The QRCP board met earlier in the day with Stinson to prepare for the meeting. Mr. Lawler was in attendance in his capacity as a director and as president of QRCP.

On April 27, 2009, the QEGP conflicts committee met by telephone with Mayer Brown and Stifel Nicolaus, and reviewed and approved the letter of intent.

On April 27, 2009, QRCP, QELP and QMLP entered into a non-binding letter of intent to pursue the recombination. The letter of intent provided details regarding the proposed structure, whether the receipt of equity in connection with the recombination would be taxable or non-taxable, and the relative values that had been discussed resulting in the 45-45-10 split, including that the subordinated units and the incentive distribution rights would be cancelled for no consideration. Since QRCP owns part of QELP and QMLP, QRCP’s stockholders would receive additional merger consideration relative to those indirect interests. The resulting allocation was that approximately 23% of the merger consideration of the common stock of the new company would be issued to the former stockholders of QRCP, approximately 33% of the common stock of the new company would be issued to the former common unitholders of QELP (other than QRCP) and approximately 44% of the common stock of the new company would be issued to the former common unitholders of QMLP. The letter of intent also set forth the agreement regarding the board members to serve on the new company’s board and obligations to support the transaction by QRCP and the unitholders of QMLP. Though non-binding, the letter of intent by its terms permitted any party to terminate the letter of intent if a merger agreement was not executed by May 31, 2009.

Throughout April 2009, Morgan Stanley provided QMGP board members with updates on bids received on the KPC pipeline. None of the bids matched the price and terms under which the board was interested in pursuing a sale, and the QMGP board decided to put the sale on hold.

The QRCP board attempted to negotiate a fee to be paid to Tudor Pickering to deliver a fairness opinion with respect to the recombination. The directors believed that the fee being requested by Tudor Pickering was more than QRCP could pay given its current financial condition. The directors decided to explore whether they could obtain a fairness opinion from a qualified financial advisor for a lower fee. Mr. LeBlanc suggested that the directors contact Mitchell Energy Advisors, LLC, a financial advisory services firm focused on the upstream and midstream segments of the North American energy industry, based on his prior experience with the firm. Mitchell Energy is an independent financial advisory firm offering a broad range of merger and acquisition advisory and capital raising services for public and private energy companies in North America, including fairness opinions. Mitchell Energy employs energy finance professionals with extensive experience in the valuation of businesses and securities and the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions. Further, Mitchell Energy has extensive expertise within the exploration and production and midstream sectors of the North American energy industry. The QRCP board elected to retain Mitchell Energy to deliver the fairness opinion, because the fee charged by Mitchell Energy was significantly less than the fee that was being requested by Tudor Pickering and they believed Mitchell Energy was qualified to deliver the fairness opinion. QRCP entered into an engagement letter with Mitchell Energy at the beginning of June 2009.

During the week of May 11, 2009, Baker Botts began drafting the merger agreement in accordance with the terms agreed to in the letter of intent. The parties began coordinating due diligence efforts.

On May 12, 2009, QRCP received a staff determination notice from the Nasdaq stating that QRCP’s common stock was subject to delisting since it was not in compliance with the filing requirements for continued listing. On May 18, 2009, QRCP requested a hearing before the Nasdaq Listing Qualifications Hearing Panel to appeal the staff determination.

On May 13, 2009, the QEGP conflicts committee met by telephone with Mayer Brown to discuss how the due diligence investigation for the recombination would be conducted.

On May 18, 2009, QELP received a staff determination notice from the Nasdaq stating that QELP’s common units were subject to delisting since it was not in compliance with the filing requirements for continued listing. On May 22, 2009, QELP requested a hearing before the Nasdaq Listing Qualifications Hearing Panel to appeal the staff determination.

On May 27, 2009, Baker Botts distributed a draft merger agreement for the recombination, based on the letter of intent, to Mayer Brown and Stinson. The parties, with the assistance of their respective financial advisors and legal counsel, continued to negotiate the merger agreement and related documents and conduct due diligence on each other until they reached agreement on final versions of these documents on July 2, 2009.

The QRCP board established a special committee of independent directors on June 1, 2009 to evaluate the fairness of the recombination, to negotiate the merger agreement for the benefit of the QRCP stockholders and to consider related matters. Also on June 1, 2009, the QRCP board, including Mr. Lawler, met by telephone with Stinson and approved an extension of the letter of intent to July 15, 2009.

On June 2, 2009, the QEGP conflicts committee met by telephone with Mayer Brown and approved an extension of the letter of intent to July 15, 2009. The committee also received from Mayer Brown a report on the status of the due diligence investigation and reviewed and provided instructions to Mayer Brown with respect to open issues in the merger agreement.

The QMGP board members corresponded by email regarding the proposed extension and gave authority to the chairman of the board to execute the same on behalf of the QMGP board.

On June 2, 2009, the letter of intent was extended by the parties to July 15, 2009.

On June 2, 2009, the QRCP special committee met by telephone with Stinson and Mr. Lawler, as a representative of management, to discuss the proposed structure for the recombination and the terms of the merger agreement.

On June 3, 2009, each of boards of QRCP, QEGP and QMGP unanimously appointed Mr. Lawler as chief executive officer of the three Quest entities.

On June 8, 2009, the QEGP conflicts committee met by telephone with Mayer Brown and discussed the status of negotiations and timing with respect to the merger agreement. The committee provided instructions to Mayer Brown about open issues.

On June 8, 2009, the QRCP special committee met by telephone with Stinson and Mr. Lawler, as a representative of management, to discuss a list of open issues regarding the merger agreement that had been generated following a call among Baker Botts, Mayer Brown and Stinson. The directors provided instructions to Stinson about open issues.

On June 9, 2009, representatives of the three committees and their legal counsel for the recombination met by telephone with lawyers from Fulbright & Jaworski who are representing QELP and some of the QEGP directors in securities fraud and derivative lawsuits arising out of or relating to the transfers and with lawyers from Greenberg Traurig who are representing QRCP and some of its directors in securities fraud and derivative lawsuits arising out of or relating to the transfers. The lawyers from Fulbright & Jaworski and Greenberg Traurig reported on the status of the lawsuits, the directors’ and officers’ insurance policies in place, the expected timeline of the litigation and potential impact of this litigation. The attorneys reported that nothing material was likely to happen until lead plaintiffs were appointed. Lead plaintiffs were appointed on September 24, 2009.

On June 11, 2009, management and other representatives of QRCP and QELP appeared before the Nasdaq Listing Qualifications Hearings Panel and presented their plan to regain compliance with Nasdaq listing requirements and the progress towards this goal.

Also on June 11, 2009, Mayer Brown sent to Baker Botts and Stinson a draft support agreement, based on the letter of intent, providing for QRCP (as the holder of QELP and QMLP subordinated units) and holders of a majority of the QMLP common units to vote for the recombination and take certain actions that would make the consummation of the recombination more likely.

On June 12, 2009, the QEGP conflicts committee met by telephone with Mayer Brown and Fulbright & Jaworski to discuss the potential impact on the recombination and the new holding company of the securities fraud and derivative lawsuits arising out of or relating to the transfers. Also on June 12, 2009, Baker Botts distributed a revised version of the merger agreement to Mayer Brown and Stinson reflecting comments received from the parties and extensive discussions among the respective counsel with respect to the terms and conditions of the merger agreement.

On June 18, 2009, QELP and Quest Cherokee entered into an amendment to their credit agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. (“BP”) or any of its affiliates to be secured by the liens under the credit agreement on a pari passu basis with the obligations under the credit agreement. The existing lenders under QELP’s credit agreement were not willing to enter into any new hedges with QELP and BP was willing to do so, but only if it could be added as a secured party under the QELP loan agreements. The amended credit agreement provided QELP and Quest Cherokee with several benefits, including the ability to enter into derivative contracts on better terms than were available from the previous hedge counterparties, which allowed QELP to increase its borrowing base as discussed below.

On June 19, 2009, the QRCP special committee met by telephone with Stinson to discuss the remaining open issues regarding the merger agreement and the support agreement. The directors provided instructions to Stinson about open issues.

On June 26, 2009 the QEGP conflicts committee met by telephone with Mayer Brown to receive an update on the status of negotiations about the merger agreement, including the certificate of incorporation and bylaws of the new holding company, and the support agreement. The committee provided Mayer Brown with instructions on how to proceed with the negotiations.

On June 27, 2009, the QRCP special committee met by telephone with Stinson and Mr. Lawler, as a representative of management, to discuss the remaining open issues regarding the merger agreement and the support agreement. The directors provided instructions to Stinson about open issues.

On June 29, 2009, the QEGP conflicts committee met by telephone with Mayer Brown and Stifel Nicolaus. Stifel Nicolaus explained to the committee that, since April 2009, when the 45-45-10 equity split was tentatively agreed to, there had been some developments that could create an argument that the 45-45-10 equity split should be renegotiated to be more favorable to the public common unitholders of QELP. The directors discussed these issues. They concluded that any attempt to renegotiate the 45-45-10 equity split might drive the parties apart, that it was crucial for QELP and its public common unitholders to sign a merger agreement and achieve a recombination promptly and that attempting to renegotiate the equity split would create undue risk for the recombination and, in turn, for QELP public common unitholders.

On June 30, 2009, the QEGP conflicts committee met by telephone with Mayer Brown to receive an update on the status of negotiations with respect to the merger agreement and the support agreement. The committee discussed whether to agree to a closing condition in the merger agreement that would give the boards of each of the three Quest entities a separate approval right over the new credit facility to be entered into at the closing of the recombination. Though such a closing condition would provide each board with some discretion with respect to whether the closing condition was satisfied and, in turn, whether to proceed with the recombination, the committee concluded that it should agree to such a condition since the QMGP board said it would not enter into the merger agreement without such a condition. The committee also discussed whether to demand that QRCP agree to modify its existing right to approve any alternative transactions involving QELP in situations where the QELP directors believed such alternative transaction was superior to the recombination. The committee decided that it would acquiesce in QRCP’s refusal to agree to such a modification of its existing rights given the importance of entering into the merger agreement quickly.

On June 30, 2009, QRCP entered into another amendment to its credit agreement that, among other things, amended and/or waived certain of the representations and covenants contained in the credit agreement to (i) defer until August 15, 2009 QRCP’s obligation to deliver to Royal Bank of Canada, or RBC, unaudited stand alone balance sheets and related statements of income and cash flows for the fiscal quarters ended September 30, 2008 and March 31, 2009; (ii) waive financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009; (iii) waive any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009; and (iv) defer until September 30, 2009 the interest payment due on June 30, 2009.

On June 30, 2009, QELP also entered into another amendment to its credit agreement and an amendment to its second lien loan agreement that, in both cases, amended a covenant contained in its credit agreement in order to defer until August 15, 2009, QELP’s obligation to deliver to the lenders unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ended September 30, 2008 and March 31, 2009.

Based on a preliminary review of the year-end reserve report, continuing low natural gas prices and existing derivative contracts, RBC advised management that the scheduled borrowing base redetermination during the second quarter was likely to result in a reduction of the borrowing base under QELP’s first lien loan agreement of between $40 million and $50 million. Between June 22, 2009 and June 24, 2009, in anticipation of this reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on its first lien loan agreement, reducing the amount outstanding under its first lien loan agreement to $174 million. QELP and Quest Cherokee also entered into additional derivative contracts with respect to its future natural gas production, which improved its borrowing base.

On the morning of July 1, 2009, the QEGP conflicts committee met by telephone with Mayer Brown to receive an update on the status of negotiations about the merger agreement and the support agreement. The committee was informed that Alerian Capital Management, the beneficial owner of 26% of the outstanding common units in QMLP, needed more time to evaluate the recombination and could not commit to sign the support agreement by July 2, 2009, the target signing date. The directors noted that without Alerian’s support of the deal, only 44% of the votes held by holders of QMLP’s common units would be contractually committed to vote in favor of the merger rather than the majority contemplated in the letter of intent and in prior drafts of the support agreement. They further noted that, given the large stake held by Alerian and the limited number of the remaining common unitholders, to sign the merger agreement without the support of Alerian might give Alerian the opportunity to obtain the support of enough unitholders to block the approval of the deal. The meeting was adjourned to allow Mr. Pittman to attempt to persuade QMLP to get the holders of more than 50% of its common units to sign the support agreement before the merger agreement was signed.

After the QEGP conflicts committee reconvened in the afternoon of July 1, 2009, Mr. Pittman explained that he had advised Dan Spears, a QMLP director, about the desire of the committee to have the holders of more than 50% of QMLP’s common units contractually committed to the recombination prior to signing. Mr. Pittman said that Mr. Spears explained that other than the large investors in QMLP that had representatives on the QMGP board, no other common unitholders in QMLP were up-to-date regarding the recombination discussions and none would be in a position to agree to sign the support agreement without time to understand the transaction and review the various agreements. Mr. Spears then joined the call and explained the situation directly to the committee. After Mr. Spears left the call, the directors discussed the matter and concluded that the advantages of signing promptly with a commitment from the holders of 44% of QMLP’s common units exceeded the disadvantages of doing so.

On July 1, 2009, the engagement letter between Stifel Nicolaus and the QEGP conflicts committee was amended, as described above.

On July 2, 2009, the QMGP conflicts committee met via conference call with representatives from Baker Botts. Baker Botts updated the conflicts committee on the resolution of the remaining points being negotiated and described the legal duties of the committee members in connection with the proposed recombination under Delaware law, the QMLP partnership agreement and the QMGP limited liability company agreement. Baker Botts reviewed the resolutions to be adopted by the committee, which had been distributed in advance of the call. The members of the committee asked questions related to legal diligence and key terms of the proposed recombination. Members of the committee, having previously considered the transaction at length and having considered the information just presented to them, concluded that they were in support of the recombination. The committee unanimously determined that the merger agreement, the support agreement and the related documents were advisable, fair to and in the best interests of QMLP and the holders of the common units of QMLP and decided to recommend to the board of QMGP that it reach the same conclusion. The QMGP board, including Mr. Lawler, was then convened for a telephonic board meeting and did reach the same conclusion.

On July 2, 2009, the QEGP conflicts committee met in Dallas with Mayer Brown. Mayer Brown summarized the legal due diligence it had conducted, including the process and key substantive issues identified in the due diligence process. Members of the committee asked and received answers to a number of questions during the summary. Mayer Brown then summarized the key terms of the proposed recombination, including the key provisions of the merger agreement, the support agreement and other related transaction documents, along with a summary of the key provisions of such documents, to the directors in advance of the meeting. A general discussion ensued, and members of the committee asked and received answers to a number of questions. Mayer Brown then described the legal duties of the committee members in connection with the proposed recombination under Delaware law, the QELP partnership agreement and the QEGP limited liability company agreement.

Mr. Lawler and Mr. Collins then joined the meeting in their capacity as QELP management. Mr. Lawler provided an update to the committee on the operation and production of each Quest entity. Mr. McCormick asked Mr. Lawler and Mr. Collins if there was any reason for them to think that the situation of QELP had changed so that the recombination was no longer desirable for QELP. Mr. Lawler stated that, in his opinion, the recombination was necessary for QELP to remain a viable entity, and that the transaction needed to move forward without delay. The group also discussed the recent pay down of the first lien borrowing base deficiency with proceeds from marking to market certain hedges. The group then discussed the risk related to QMLP securing a new contract with MGE. Mr. Lawler shared his view that the outcome of MGE was difficult to predict, and was a key risk going forward. Mr. Pittman asked if the situation at QRCP had gotten worse so that the 45-45-10 split should be adjusted. Mr. Lawler responded to the negative. Mr. Lawler added that although recent developments might suggest QELP may have left some value on the table, the committee should move forward with the deal as structured since the partnership continued to face many challenges, including low natural gas prices and the pending maturity of the second lien facility. Mr. Lawler added that each entity was inextricably linked and that the intrinsic value of each entity could only be realized through a recombined entity.

Mr. Lawler and Mr. Collins then left the meeting.

Representatives of Stifel Nicolaus then joined the meeting in person and by telephone. Stifel Nicolaus told the committee that certain recent developments had arguably increased the valuation of QELP but the 45-45-10 split was, in the opinion of Stifel Nicolaus, still in the range of fairness. Stifel Nicolaus summarized the presentation it had prepared and distributed to the committee prior to the meeting. After the presentation, Stifel Nicolaus then provided its oral opinion to the committee that, as of the date of the opinion, the exchange ratio to be utilized in the QELP merger was fair, from a financial point of view, to the holders of QELP common units (other than QELP common units to be cancelled pursuant to the merger agreement and common units issuable under QELP restricted awards). Stifel Nicolaus’ written opinion was later delivered.

The Stifel Nicolaus representatives then left the meeting. Members of the committee further deliberated the pros and cons of the proposed recombination, including the leverage of the combined company and the highly speculative assumption of the equity value in the recombination and concluded that, after hearing all the facts and presentations, they were still in support of the recombination and the previously agreed-on equity split. After the completion of the discussion, the committee unanimously determined that the merger agreement, the support agreement and related documents were advisable, fair to and in the best interests of QELP and the holders of common units of QELP (other than QEGP and its affiliates) and decided to recommend to the board of QEGP that it reach the same conclusion. The QEGP board was then convened, with Mr. Lawler joining by telephone, and did reach the same conclusion.

On July 2, 2009, the QRCP special committee met in Dallas with Mitchell Energy and Stinson, with Messrs. Kite and McMichael participating by telephone. Mr. Lawler and Mr. Collins attended the meeting in their capacity as QRCP management. Representatives of Mitchell Energy made a presentation to the members of the QRCP special committee regarding the recombination. A copy of the presentation had been delivered to the directors in advance of the meeting. Mitchell Energy began its presentation with an overview of the recombination. Mitchell Energy then discussed the consideration to be received by the stockholders of QRCP, the common unitholders of QELP (other than QRCP) and the common unitholders of QMLP. Mitchell Energy then provided a brief overview of QRCP, including its assets, revenues and liabilities, the methodology used by Mitchell Energy in rendering its fairness opinion and the valuation analysis assumptions used by Mitchell Energy under a “base case” and a “blow-down case”. Mitchell Energy then discussed the relative values of QRCP, QELP and QMLP under the base case and blow-down case using different valuation scenarios, including (a) a comparable public company analysis and (b) net asset values. Members of the QRCP special committee asked and received answers to a number of questions during the summary. The directors also discussed the recombination with Messrs. Lawler and Collins and asked and received answers to a number of questions from Messrs. Lawler and Collins. At the conclusion of the discussion, Mitchell Energy presented its oral opinion to the QRCP special committee that, on July 2, 2009, the consideration to be received by QRCP’s common stockholders in the QRCP merger was fair, from a financial point of view, to QRCP’s common stockholders. Mitchell Energy’s written opinion was delivered later that day.

Mitchell Energy then left the meeting. The members of the special committee then further discussed the recombination with Messrs. Lawler and Collins. In response to questions from the directors, Messrs. Lawler and Collins discussed factors that could affect the relative values of the three companies since the original allocations were agreed to. They also indicated that they believed the recombination was in the best interests of QRCP. The directors discussed with management the valuation analysis prepared by Mitchell Energy and the factors that could affect the valuation analysis. Mr. Lawler expressed his opinion that trying to change the relative valuations at this time would jeopardize the entire transaction. Members of the QRCP special committee further deliberated the pros and cons of the proposed recombination.

Stinson then summarized the key terms of the proposed recombination, including the key provisions of the merger agreement, the support agreement and other related transaction documents, along with a summary of the key provisions of the merger agreement, to the directors in advance of the meeting. A general discussion ensued, and members of the committee asked and received answers to a number of questions. Upon conclusion of the discussion, Messrs. Lawler and Collins left the meeting.

The members of the QRCP special committee then further discussed the terms of the proposed recombination, the merger agreement, the presentation and opinion delivered by Mitchell Energy and the pros and cons of the proposed recombination. After the completion of the discussion, the QRCP special committee unanimously determined that the QRCP merger and the merger agreement were advisable, fair to and in the best interests of QRCP and the holders of QRCP’s common stock upon the terms and subject to the conditions in the merger agreement and decided to recommend to the board of QRCP that it reach the same conclusion. The QRCP board was then convened, with Messrs. Lawler and Collins rejoining the meeting, and reached the same conclusion. Messrs. Lawler and Collins then left the meeting to attend the QELP board meeting.

Following the approval of the merger agreement, Messrs. Kite and McMichael resigned from the board of directors as was agreed by the boards to reduce expenses. The resignation of two directors was also a condition to the agreement among QRCP, QELP and QMLP to split costs related to the recombination 10%, 45%, and 45%, respectively. Mr. McMichael then left the meeting.

At this time, Nevada counsel joined the meeting. Nevada counsel briefly refreshed the directors understanding of their legal duties in connection with the proposed recombination under Nevada law, which had been covered in detail at the April 15, 2009 QRCP board of directors meeting, and then at the request of the directors discussed with the directors in detail their legal duties under Nevada law when QRCP is operating within the zone of insolvency. A copy of the presentation was delivered to the directors in advance of the meeting. The QRCP directors asked and received answers to a number of questions during the presentation.

The merger agreement and the support agreement were executed on July 2, 2009.

On July 3, 2009, QELP received notice from its lender that its borrowing base under the credit agreement had only been reduced from $190 million to $160 million due to the additional derivative contracts that had been entered into between June 22, 2009 and June 24, 2009, which, after taking into account the $15 million June 30, 2009 principal payment, resulted in the outstanding borrowings under the credit agreement exceeding the new borrowing base by $14 million. Quest Cherokee repaid the $14 million deficiency on July 8, 2009.

On July 7, 2009, management requested that the Quest entities’ tax advisors review the proposed structure of the recombination. The recombination was originally structured to be nontaxable to QRCP stockholders and taxable to QELP and QRCP unitholders. The purpose of the analysis was to evaluate the proposed structure from a tax perspective and identify possible alternatives.

On July 15, 2009, QRCP and QELP each received a letter from Nasdaq advising them that the Nasdaq Listing Qualifications Hearings Panel granted their requests for continued listing on the Nasdaq Global Market. The terms of the decision included a condition that they file their quarterly reports on Form 10-Q for the quarters ended September 30, 2008 and March 31, 2009 by August 15, 2009.

On August 4 and August 5, 2009, meetings of the boards and committees were held in Oklahoma City. Ernst & Young LLP and Baker Botts presented their findings on the proposed tax structure of the recombination and the impact on the unitholders or stockholders for the relevant entity. Stinson also participated in the meeting. After discussion, the boards, including Mr. Lawler, each tentatively agreed that a slightly modified version of the structure with respect to QMLP should be adopted because it was expected that the revised structure would generate some ordinary losses that could benefit the QMLP investors and, therefore, could increase the likelihood that the QMLP investors would vote in favor of the recombination. Baker Botts was instructed to prepare an amendment to the merger agreement to reflect this change.

On September 11, 2009, QRCP amended and restated its credit agreement. A new revolving line of credit was added permitting borrowings of up to an initial maximum amount of $5.6 million until November 30, 2009 and thereafter, provided no event of default exists, up to a maximum of $8.0 million. The maturity date of the revolving line of credit is July 11, 2010. The maturity date of the existing term loan was extended from July 11, 2010 to January 11, 2012. The quarterly principal payments of $1.5 million due September 30, 2009, December 31, 2009, March 31, 2010 and

June 30, 2010 were effectively deferred until July 11, 2010 at which time all $6 million will be due. Thereafter, QRCP will be required to make a principal repayment of $1.5 million at the end of each calendar quarter until maturity.

In connection with the revolving line of credit, subsidiaries of QRCP assigned to the lenders an overriding royalty interest in the oil and gas properties equal in the aggregate to 2% of their respective working interest (plus royalty interest, if any), proportionately reduced, in its respective oil and gas properties, subject to reconveyance in certain circumstances. The credit agreement was amended so that the closing of the proposed recombination would not be an event of default under the credit agreement. For more information about this amended and restated credit agreement, see “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — QRCP.”

On September 14, 2009, the QEGP conflicts committee met by telephone with Mayer Brown to discuss the tax issues presented by the proposed amendment to the structure of the QMLP merger. The directors recognized that the modified version of such structure had the effect of reducing the amount of depreciation deductions the surviving entity may use in the sixth through fifteenth years after the completion of the recombination. See “Material U.S. Federal Income Tax Consequences of the Recombination — Tax Consequences to PostRock, QRCP, QELP and QMLP — Limitations on QRCP NOL Carryforwards and Other Tax Attributes.” After estimating the amount of the reduction in deductions for the surviving entity as well as the timing of when the surviving entity would likely have income against which the deductions could be used, the directors determined that the present value of those lost deductions was not material in the context of the overall recombination and, therefore, did not warrant opposing the change.

On September 15, 2009, QRCP received a notice from the staff of the Nasdaq Stock Market, indicating that, because QRCP’s stock had not maintained a minimum bid price of $1 per share for the last 30 consecutive business days, a deficiency existed under the Nasdaq listing rules. QRCP will automatically regain compliance with the Nasdaq listing rules if, at any time before March 15, 2010, the bid price for its shares closes at $1 or more per share for a minimum of ten consecutive business days.

On September 24, 2009, the QRCP special committee met by telephone with Stinson and Mr. Lawler, as a representative of management, to discuss the tax issues presented by the proposed amendment to the structure of the QMLP merger. Stinson discussed with the directors that the modified version of such structure had the effect of reducing the amount of depreciation deductions the surviving entity may use in the sixth through fifteenth years after the completion of the recombination. See “Material U.S. Federal Income Tax Consequences of the Recombination — Tax Consequences to PostRock, QRCP, QELP and QMLP — Limitations on QRCP NOL Carryforwards and Other Tax Attributes.” After estimating the amount of the reduction in deductions for the surviving entity as well as the timing of when the surviving entity would likely have income against which the deductions could be used, the directors determined that the present value of those lost deductions was not material in the context of the overall recombination and, therefore, did not warrant opposing the change.

On October 2, 2009, the parties entered into the amendment to the merger agreement described above in order to, among other things, revise the structure of the proposed QMLP merger for tax purposes. Shortly before the signing of the merger agreement, one of the QMLP investors had abandoned its QMLP common units. These abandoned QMLP common units were inadvertently included in calculating the QMLP exchange ratio. The amendment to the merger agreement also permitted QMLP to make a distribution of additional common units to its common unitholders in order to increase the number of outstanding common units to match, as closely as practicable, the number set forth in the merger agreement, as originally executed. The effect of the distribution was to preserve the relative ownership percentages agreed to by the parties without the need to amend the QMLP exchange ratio. Also on October 2, 2009, the support agreement was amended to, among other things, add Alerian as an additional holder of QMLP common units who agreed to, subject to the terms of the support agreement, vote in favor of and otherwise support the QMLP merger. With the addition of Alerian to the support agreement, the requisite QMLP unitholder approval is assured unless the support agreement is terminated in accordance with its terms.

On October 20, 2009, Mr. Lawler received a letter from a publicly-traded energy company (“Company A”) that indicated Company A was interested in discussing the possibility of Company A acquiring the Quest entities based on a combined enterprise value in the range of $400 to $450 million and potentially higher (subject to due diligence, including a review of the companies’ reserve data). As discussed below, Company A has informed the Quest entities that it has ceased pursuing an acquisition of the Quest entities.

On October 28, 2009, following meetings of the boards of each Quest entity, each entity signed a confidentiality agreement with Company A. Management met with representatives of Company A that day and began providing non-public information regarding the Quest entities. Company A’s chief executive officer did not attend the meeting.

On November 4, 2009, the financial advisor of Company A had a breakfast meeting with Quest management, including Mr. Lawler, and the Chairman of the Board of each of the three Quest entities. The financial advisor of Company A noted that Company A had not yet conducted thorough due diligence; expressed Company A’s interest in negotiating an acquisition of the outstanding units and stock of the three Quest entities based on a combined enterprise value at the lowest end of the range originally indicated; and indicated that Company A was interested in beginning its thorough due diligence efforts.

Later on November 4, all of the directors of the Quest entities met to discuss the status of discussions with Company A. At the meeting, the directors decided to inform Company A that they did not believe the consideration proposed for the Quest entities represented a reasonable value but that the Quest entities would make management and Berenson & Company, which was advising the Quest entities in restructuring their debt obligations, available to Company A to help Company A identify all of the pertinent areas of value so that it would consider increasing the amount of consideration it would be willing to pay. On November 16, 2009, Messrs. Lawler and LeBlanc, together with other members of management, met with representatives of Company A to present additional information for consideration. Company A’s chief executive officer again was not present.

On December 1, 2009, Company A notified Mr. Lawler that it had recently announced the acquisition of other assets and was therefore withdrawing the letter of interest.

On November 16, 2009, QELP entered into an amendment to its second lien loan agreement to extend the maturity date from November 16, 2009 to November 20, 2009 to enable it time to negotiate with its lenders regarding a further extension.

Effective November 19, 2009, QELP’s borrowing base under its revolving credit agreement was further reduced to $136.9 million in connection with a borrowing base redetermination, which resulted in a borrowing base deficiency of $23.1 million.

On November 20, 2009, QELP entered into an amendment to its second lien loan agreement to further extend the maturity date from November 20, 2009 to December 7, 2009 to provide additional time to negotiate the necessary amendment to permit the recombination and to extend the maturity date of the second lien loan agreement for a significant period of time.

On November 30, 2009, QRCP entered into an amendment to its amended and restated credit agreement to extend the requirement to deliver evidence that the recombination has been agreed to by the lenders under QELP’s and QMLP’s credit agreements from November 30, 2009 to January 15, 2010.

On December 7, 2009, QELP entered into an amendment to its second lien loan agreement to further extend the maturity date from December 7, 2009 to December 17, 2009 to provide additional time to negotiate the necessary amendments to permit the recombination and to extend the maturity date of the second lien loan agreement for a significant period of time.

Also on December 7, 2009, QRCP, QELP and QMLP executed a consent, pursuant to the merger agreement, to permit the issuance of equity compensation awards by each of them to certain of their mutual employees. Each employee receiving an award will receive 45% of such award from QELP in QELP common units, 45% of such award from QMLP in QMLP common units and 10% of such award from QRCP in shares of QRCP common stock. Except for the awards to recipients who have been employed by the Quest entities for eighteen months or more, none of the awards vest in 2009. For those employees who have been employed by the Quest entities at least eighteen months, 20% of such employees’ total award will vest on December 23, 2009. Under the terms of the award agreements, the completion of the recombination will not accelerate the vesting of any of these awards.

On December 17, 2009, QELP entered into amendments to its revolving credit agreement and second lien loan agreement. The maturity date under both agreements was changed to July 11, 2010 if the recombination does not occur by July 10, 2010, and extended to March 31, 2011 if the recombination does occur by July 10, 2010. QELP’s borrowing base under its revolving credit agreement was increased from $136.9 million to $145 million, reducing the borrowing base deficiency to $15 million. QELP repaid the borrowing base deficiency on December 17, 2009 in connection with the execution of the amendment. Both the revolving credit agreement and second lien loan agreement were amended so that the closing of the proposed recombination would not be an event of default. The revolving credit agreement was also converted into a term loan and no future borrowings will be permitted under the revolving credit agreement. Following the closing of the recombination, PostRock and QRCP will guarantee the obligations under the QELP revolving credit agreement and second lien loan agreement. For more information about these amended agreements, see “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — QELP.”

Also on December 17, 2009, QMLP entered into an amendment to its credit agreement. The maturity date of the QMLP credit agreement was shortened to July 11, 2010 if the recombination does not occur by July 10, 2010, or March 31, 2011 if the recombination does occur by July 10, 2010. As a condition to the effectiveness of the amendment, QMLP made a principal payment of $3.0 million on December 17, 2009. The interest coverage ratio was temporarily decreased to 2.50 to 1.00 for the fiscal quarter ending March 31, 2010 and the Total Leverage Ratio was temporarily increased to 5.00 to 1.00 for the fiscal quarter ending March 31, 2010. The QMLP credit agreement was amended so that the closing of the proposed recombination would not be an event of default. The QMLP credit agreement was also converted to a term loan and no future borrowings will be permitted under the QMLP credit agreement. Following the closing of the recombination, PostRock and QRCP will guarantee the obligations under the QMLP credit agreement. For more information about the amended QMLP credit agreement, see “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — QMLP.”

Also on December 17, 2009, QRCP entered into an amendment to its amended and restated credit agreement. The amendment, among other things, permitted QRCP to guarantee the QELP and QMLP credit facilities after the closing of the recombination and to pledge its ownership interests in QELP and QMLP to secure its guarantee.

On December 17, 2009, in connection with the amendments to the credit facilities discussed above, each of QRCP, QELP and QMLP acknowledged that the condition to the recombination regarding the arrangement of one or more credit facilities for PostRock and its subsidiaries on terms reasonably acceptable to the board of directors of QRCP and the conflicts committee of each of QEGP and QMGP has been satisfied. Such acknowledgement is conditioned upon the credit agreements, as amended, being in effect at the closing on the same terms as existed on December 17, 2009.

On January 5, 2010, QRCP received a determination letter from Nasdaq stating that QRCP’s common stock is subject to delisting since QRCP failed to hold the required 2009 annual meeting of stockholders by December 31, 2009, and therefore was not in compliance with Nasdaq Listing Rules 5620(a) and 5620(b). As permitted by Nasdaq rules, QRCP requested an appeal of this determination by making a hearing request to the Nasdaq Listing Qualifications Hearings Panel, which will stay the suspension of QRCP’s securities pending the panel’s decision. The hearing is scheduled for February 11, 2010.

QRCP’s Reasons for the Recombination and Recommendations of QRCP’s Special Committee and QRCP’s Board of Directors

A special committee of the board of directors of QRCP has unanimously determined that the merger agreement and the QRCP merger are advisable, fair to and in the best interests of QRCP and the holders of QRCP common stock and recommended that the QRCP board of directors (i) approve the merger agreement and the QRCP merger and (ii) recommend approval of the merger agreement and the QRCP merger by the holders of QRCP common stock. The QRCP board of directors, in reliance upon and in accordance with the recommendation of the special committee, has unanimously determined that the merger agreement and the QRCP merger are advisable, fair to and in the best interests of QRCP and the holders of QRCP common stock and approved and adopted the merger agreement and the QRCP merger. Accordingly, the QRCP board of directors, acting on the unanimous recommendation of the special committee, unanimously recommends that the QRCP stockholders vote FOR the approval of the merger agreement and the QRCP merger.

In reaching their determinations and recommendations described above, QRCP’s special committee and board of directors consulted with QRCP’s senior management, financial advisors and outside legal counsel. These consultations included discussions regarding QRCP’s strategic business plan, QRCP’s past and current business operations and financial condition and performance, QRCP’s future prospects, other potential strategic alternatives that may be available to QRCP and the potential recombination. QRCP’s special committee and board of directors considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the recombination to QRCP and the holders of QRCP common stock. Certain material factors considered by QRCP’s special committee and board of directors, in addition to the matters described above under “— Background of the Recombination,” are summarized below (which are not listed in any relative order of importance).

Expected Benefits of the Recombination

In determining that the QRCP merger and the merger agreement are advisable, fair to and in the best interests of QRCP and its stockholders, and in reaching its decision to approve the merger agreement and the QRCP merger, the special committee and board of directors of QRCP considered a variety of factors that it believed weighed favorably toward the recombination, including the following material factors:

•	Simplified organizational structure should improve access to capital. The special committee and the board of directors of QRCP believed that the inability of QRCP to raise additional equity capital or debt financing was due in large part to the lack of interest of potential investors, lenders or buyers in investing in any of the three entities or their assets due to the existing complex organizational structure with its inherent conflicts of interest and added costs, as well as restrictions in each entity’s credit facilities. Whether the new company continues as a public company or considers other strategic alternatives to maximize shareholder value following the closing of the recombination, the special committee and the board of directors of QRCP believed that the simplified organizational structure will give the new company more options, significantly reduce costs and create one class of shareholders, making the enterprise much more marketable, either from the standpoint of raising equity capital to grow the business’s current assets, or an outright sale to a third party. In addition, the new company will have a single, unified board of directors and executive management team accountable for all operations.

•	Stronger balance sheet; lower cost of capital; improved liquidity. The special committee and the board of directors of QRCP believed that the new company, after the recombination, will have a stronger balance sheet, increased access to capital and a lower cost of capital that will permit the new company to more easily address liquidity and credit agreement compliance related issues than each entity would have as a stand-alone entity in its existing condition. The special committee and the board of directors of QRCP believed that, in today’s current economic conditions and financial markets, combining the Bluestem gas gathering system with the QELP Cherokee Basin wells could potentially result in a larger overall borrowing base than trying to separately finance them.

•	Maximizing opportunities for internal growth. The special committee and board of directors of QRCP believed that although QELP and QMLP were generating cash flow, they each had limited opportunities for organic growth given the current economic climate and natural gas prices. Conversely, they believed QRCP had desirable undeveloped properties in Appalachia, but, as discussed elsewhere, no significant liquidity or capital resources to develop the properties. They further believed that recombining the three companies could potentially allow the new company to use excess cash flow from QELP and QMLP to develop QRCP’s Appalachian Basin assets to the extent permitted under the applicable credit agreements.

•	MLP structure no longer workable. The special committee and board of directors of QRCP believed that its strategy of having QMLP and QELP each operating as separate partnerships was no longer the best business model as a result of the current financial and economic situation; the significant declines in commodity prices over the past year; the capital expenditures necessary to maintain or increase reserves and production, drill wells and construct pipelines; the financial difficulties and competitive challenges being faced by many of the smaller gas gathering and exploration and development master limited partnerships; and the current suspension of distributions and the unlikelihood of there being sufficient cash for distributions in the foreseeable future.

•	High likelihood of bankruptcy or liquidation of QRCP without the recombination. QRCP was continuing to incur significant general and administrative expenses associated with being a public company, the internal investigation into the transfers and its operations in the Appalachian Basin. At the same time, it had limited cash on hand, no revenue from its Appalachian Basin operations and no distributions from QMLP and QELP. As discussed above, its ability to obtain external financing was also limited. The efforts of management to sell undeveloped acreage to fund ongoing cash requirements had some success, but it was not clear that the amount that could be realized from selling the remaining undeveloped assets in the Appalachian Basin would be sufficient to repay indebtedness and still maintain a viable entity. As a result of the foregoing, the special committee and the board of directors of QRCP believed that the liquidation or bankruptcy of QRCP was likely if the recombination did not occur, which would result in the QRCP stockholders receiving little or no value for their QRCP common stock. In addition, during the pendency of the bankruptcy, the assets owned by QRCP, including its interests in QELP and QMLP, would be tied up in the bankruptcy court, and that would be materially disruptive to QELP and QMLP, preventing either from pursuing other possible strategic alternatives. Both QELP and QMLP are dependent on QRCP to provide them with services related to legal, accounting, finance, tax, property management, engineering and risk management and acquisitions and QELP also depends on QRCP for its SEC filings. Further, QELP is completely dependent on QRCP for its senior management.

•	Potential bankruptcy filings by QELP or QMLP without the recombination. The special committee and the board of directors of QRCP believed that in the absence of the recombination or an alternative transaction, QELP and/or QMLP might be forced to file for bankruptcy, which, given the interdependence of the three companies, would have a material adverse effect on QRCP and the value of the QRCP common stock.

•	Costs savings. The recombination could result in general and administrative cost savings such as lower legal and other professional fees, director fees, and other overhead costs and the need to make SEC filings for only the new company and not each of QRCP and QELP.

•	Elimination of conflicts of interest. The special committee and the board of directors of QRCP believed that the existing organizational structure had become unworkable. As a result of the discovery of the transfers and other activities of former management, including the failure to develop and maintain adequate internal controls over financial reporting, distrust had developed among the three boards. Management was having to spend an increasing amount of time trying to resolve disputes among the three boards related to, among other things, the interpretation of the provisions of the midstream services and gas dedication agreement between QELP and Bluestem, the allocation of expenses among the entities, the pricing and provision of services by the entities to one another, the implementation and inherent conflicts in profit objectives of each entity’s business strategy and the pursuit of accretive business opportunities. The special committee and the board of QRCP believed that the disagreements among the boards were negatively affecting management’s ability to operate the business. In addition, subject to any restrictions under the applicable credit facilities, management will be able to make decisions regarding capital expenditures based on what is the most profitable project for the new company rather than each entity making independent and potentially conflicting decisions.

•	More competitive position in the Cherokee Basin. The special committee and the board of directors of QRCP believed that the new company, after the recombination, will be in a better position than QELP and QMLP each acting independently to pursue consolidation opportunities in the Cherokee Basin, including through the use of the new company’s stock as an acquisition currency.

Other Material Factors Considered

During the course of its deliberations relating to the recombination, the special committee and board of directors of QRCP considered the following factors in addition to the benefits described above:

•	The opinion of Mitchell Energy, dated July 2, 2009, to the board of directors of QRCP that the consideration to be received by the holders of QRCP common stock in the QRCP merger was fair, from a financial point of view, to such holders of QRCP common stock, as more fully described under “— Opinion of QRCP’s Financial Advisor.”

•	Because of significant restrictions under the credit agreements for each of QRCP, QELP and QMLP and the entities’ current financial positions, alternatives that do not result in the complete payoff of outstanding indebtedness under the current credit agreements cannot be completed without lender consent. A number of alternatives were discussed with the administrative agent for all the credit facilities and the administrative agent indicated support of the recombination in favor of other achievable alternatives. In addition, QRCP’s lender had expressed less of a willingness to provide additional liquidity and/or restructure the existing credit facilities unless a recombination occurred.

•	The terms and conditions of the merger agreement, including:

•	pursuant to the terms of the recombination, the holders of QRCP common stock will own approximately 23% of the common stock of the new company, thereby providing such stockholders with considerable upside potential if the new company is successful;

•	the fixed exchange ratio will not adjust upward or downward to compensate for changes in the relative value of QRCP, QELP and QMLP prior to the consummation of the recombination, and the terms of the merger agreement do not include termination rights triggered expressly by a decrease in market value of any company;

•	provisions placing restrictions on QMLP’s and QELP’s operations until completion of the recombination;

•	provisions allowing the QRCP board of directors to withdraw or change its recommendation of the merger agreement and the QRCP merger if it makes a good faith determination that a change or withdrawal is necessary in order to comply with its fiduciary duties, subject to providing the other parties with advance notice;

•	provisions allowing QRCP to participate in negotiations with a third party in response to an unsolicited alternative proposal, which may, in certain circumstances, result in a superior proposal;

•	the potential payment or receipt of a break-up fee for certain terminations of the merger agreement and the potential reimbursement of expenses under certain circumstances, in each case as more fully described under “The Merger Agreement — Expenses and Termination Fees”;

•	the fact that the representations and warranties of QRCP do not survive the closing; and

•	the condition to closing that the new company enter into new credit facilities on terms reasonably acceptable to the QRCP board of directors.

•	The merger agreement and the QRCP merger are subject to the approval of QRCP’s stockholders such that QRCP’s stockholders are free to reject the recombination if a superior proposal is made or for any other reason.

•	The support agreement entered into at the time of execution of the merger agreement pursuant to which the holders of approximately 44% of the QMLP common units agreed to vote in favor of the approval and adoption of the merger agreement and the QMLP merger.

•	Under QMLP’s investors’ rights agreement entered into in connection with the formation of QMLP, the investors in QMLP had the right to force a sale of QMLP, because QMLP had not completed a public offering by December 22, 2008.

•	The terms of the restated certificate of incorporation and bylaws of the new company.

The special committee and board of directors of QRCP weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the recombination, including:

•	the dilution associated with the shares in the new company to be issued to the holders of the QMLP common units and the QELP common units (other than QRCP);

•	the loss of control of the general partners of each of QMLP and QELP;

•	the elimination of the potentially valuable incentive distribution rights and subordinated units in QELP and QMLP;

•	the fact that because the merger consideration is a fixed exchange ratio of shares of QRCP common stock to shares of the stock of the new company, QRCP stockholders could be adversely affected by negative developments with respect to QELP or QMLP;

•	certain terms of the merger agreement, including restrictions on (i) the conduct of QRCP’s business prior to the completion of the recombination (which require QRCP to conduct its business in the ordinary course consistent with past practice, subject to specific limitations, which may delay or prevent QRCP from undertaking business opportunities that may rise pending completion of the recombination), (ii) the ability of QRCP to change the members of the boards of directors of QELP and QMLP pending the consummation of the recombination and (iii) QRCP is precluded from actively soliciting alternative proposals;

•	the possible disruption to QRCP’s business that may result from the recombination and the resulting distraction of the attention of QRCP’s management, as well as the costs and expenses associated with completion the recombination;

•	the possibility that the recombination might not be consummated despite the parties’ efforts or that the closing of the recombination might be unduly delayed; and

•	the risks of the type and nature described under “Risk Factors” and the matters described under “Forward-Looking Statements.”

After consideration of these material factors, the QRCP board of directors determined that these risks could be mitigated or managed by QRCP, QMLP and QELP or, following the recombination, by the new company, were reasonably acceptable under the circumstances or, in light of the anticipated benefits overall, were significantly outweighed by the potential benefits of the recombination.

This discussion of the information and factors considered by the QRCP special committee and the board in making its respective decision is not intended to be exhaustive but rather reflects certain material factors considered by the special committee and the board. In view of the wide variety of factors considered in connection with its respective evaluation of the recombination and the complexity of these matters, the special committee and the board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the special committee and the board may have given different weight to different factors.

The special committee and the board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. It should be noted that this explanation of the reasoning of the special committee and the board and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

The QRCP board of directors, acting on the unanimous recommendation of the special committee, has unanimously recommended that the QRCP stockholders vote FOR the approval of the merger agreement and the QRCP merger.

QEGP’s Reasons for the Recombination and Recommendations of QEGP’s Conflicts Committee and QEGP’s Board of Directors

The conflicts committee of the board of directors of QEGP has unanimously (i) determined that the merger agreement and the QELP merger are advisable, fair to and in the best interests of QELP and the holders of QELP common units (other than QEGP and its affiliates), (ii) approved the merger agreement and the QELP merger and (iii) recommended approval and adoption of the merger agreement and the QELP merger by the holders of QELP common units (other than QEGP and its affiliates). The QEGP board of directors, acting upon the unanimous recommendation of its conflicts committee, has unanimously (i) determined that the merger agreement and the QELP merger are advisable, fair to and in the best interests of QELP and the holders of QELP common units (other than QEGP and its affiliates), (ii) approved the merger agreement and the QELP merger and (iii) recommended approval and adoption of the merger agreement and the QELP merger by the holders of QELP common units (other than QEGP and its affiliates). Accordingly, each of the QEGP conflicts committee and board of directors has unanimously recommended that the holders of QELP common units (other than QEGP and its affiliates) vote FOR the approval and adoption of the merger agreement and the QELP merger.

In reaching its determinations and recommendations described above, QEGP’s conflicts committee consulted with QEGP’s senior management, financial advisors and outside legal counsel. These consultations included discussions regarding QELP’s strategic business plan, the historical and expected future price for QELP’s common units, QELP’s past and current business operations and financial condition and performance, QELP’s future prospects, the state of the domestic economy, the severe basin differential attributed to the Cherokee Basin, the state of the credit markets, the debt levels of QELP and other potential strategic alternatives that may be available to QELP and the potential recombination. QEGP’s conflicts committee considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the recombination to QELP and the holders of QELP common units (other than QEGP and its affiliates). Certain material factors considered by QEGP’s conflicts committee, in addition to the matters described above under “— Background of the Recombination,” are summarized below (which are not listed in any relative order of importance).

QEGP’s conflicts committee considered a number of positive factors in its deliberations with respect to the recombination including:

•	The belief of the conflicts committee of QEGP that, in light of the current financial and economic situation, the significant declines in commodity prices over the past year in general and in the Cherokee Basin in particular, the financial difficulties and competitive challenges being faced by many of the smaller master limited partnerships in the natural gas business and the recent issues and struggles of its sponsor QRCP, there was a high likelihood that QELP would not be able to survive as a viable entity without the recombination.

•	The belief of the conflicts committee of QEGP that, in light of QELP’s near term liquidity challenges, a recombination would probably be more attractive to creditors, and would help resolve liquidity issues, than staying separate.

•	The belief of the conflicts committee of QEGP that the recombination would allow the management and board of directors of the combined company to focus on stabilizing and ultimately growing its business without the considerable distractions resulting from the current three-company arrangement.

•	That, under the current circumstances, the costs and detriments related to the complexities of the current QELP partnership structure outweigh the benefits of such structure.

•	The recombination would result in general and administrative cost savings, including costs allocated to QELP, such as lower legal and other professional costs, director fees, and other overhead costs and the need to make SEC filings for only the new company and not each of QRCP and QELP.

•	The elimination as a result of the recombination of conflicts of interest and differences inherent in the existing structure among QRCP, QELP and QMLP, including, among other things, the costs associated with compression in the Bluestem gas gathering system, the interpretation of the provisions of the midstream services and gas dedication agreement, the allocation of expenses among the entities, the implementation of each entity’s business strategy and the pursuit of business opportunities.

•	The belief of the conflicts committee of QEGP that substantial benefits would result from obtaining an interest in QRCP’s properties since such properties have the ability to provide growth and grow the reserve base, provide geographic reserve diversification and less basin differential and are economic in a low gas price environment, such as the current environment.

•	The limited strategic options available to QELP in light of QELP’s financial condition, the location of many of its properties in the Cherokee Basin, its complex organizational structure, QELP’s debt arrangements and the liens on QELP’s assets held by the lenders in connection therewith, QRCP’s control rights and QRCP’s financial condition.

•	The difficulties in eliminating QRCP’s general partner interest in QELP and related control rights.

•	The belief of the conflicts committee of QEGP that, in the absence of the recombination, QRCP would likely be forced to file for bankruptcy, which, given the dependence of QELP on QRCP for operations and administrative services, would probably have a material adverse effect on QELP and the value of the QELP common units.

•	That, pursuant to the terms of the recombination, the holders of QELP common units (other than QRCP) will own approximately 33% of the common stock of the new company, thereby providing such unitholders with considerable potential upside if the new company is successful in creating value.

•	That, pursuant to the terms of the recombination, the incentive distribution rights and subordinated units in QELP held by QRCP would be eliminated for no consideration.

•	That the merger agreement is subject to the approval of QELP’s unitholders such that QELP’s unitholders are free to reject the merger agreement if a superior proposal is made or for any other reason.

•	The opinion of Stifel Nicolaus, dated July 2, 2009, to the conflicts committee of QEGP that the exchange ratio to be utilized in the QELP merger was fair, from a financial point of view, to the holders of QELP common units (other than QELP common units to be cancelled pursuant to the merger agreement and common units issuable under QELP restricted awards), as more fully described under “— Opinion of QEGP Conflicts Committee’s Financial Advisor.”

•	That any transaction involving QELP and a third party would require QRCP’s approval, and there could be no assurance that QRCP would grant such an approval, particularly given QRCP’s desire to effect the recombination.

•	That a recombination would create a number of synergies because, among other things: (a) QRCP owns certain valuable properties, but does not have the capital to develop such properties; (b) the fee terms under the midstream services and gas dedication agreement between QMLP and QELP are above the market and the language in the midstream services and gas dedication agreement is subject to different interpretations; and (c) RBC is the lead creditor of all three entities.

•	That although each of QRCP and QMLP had contacted QELP separately regarding a possible recombination involving its respective entity and QELP, a three-way combination was best because it could avoid inter-Quest litigation, was the easiest to consummate and had the best potential upside for equityholders.

•	That because of the significant linkage of assets among the three entities, it is unlikely that any third party buyer would be interested in acquiring only one entity, and the recombined entity stands the best chance to raise additional capital and develop an integrated plan with the creditors of the three Quest entities.

•	That the acquisition and divestiture market for the oil and gas industry is moribund at the present time, and any effort to find a third party buyer would be unlikely to yield any results acceptable to QELP.

•	That any other sale alternative might only give the unitholders of QELP a fire sale price. It is likely that the other Quest entities discount the value of QELP less than third parties would.

•	That because QELP currently does not have any employees other than field level employees, separating from QRCP would require QELP to build a management team from scratch and might create a conflict with QRCP.

QEGP’s conflicts committee also considered a number of negative factors in its deliberations with respect to the recombination including:

•	That the merger agreement contains a number of conditions to closing, including approval by the shareholders of QRCP and the unitholders of QMLP and a closing condition that the new company and its subsidiaries enter into new credit facilities or amend existing facilities on terms reasonably acceptable to each party, and, as a result, the recombination may not be consummated even it the merger agreement is adopted by the holders of QELP’s common units.

•	That, if the recombination does not close, QELP will incur significant risks and costs, including the possibility of disruption to QELP’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on business, customer and lender relationships.

•	That developments subsequent to the execution of the letter of intent created an argument that the 45-45-10 split should be renegotiated in favor of QELP’s public unitholders.

•	That, pursuant to the terms of the merger agreement, QELP is precluded from actively soliciting alternative proposals.

•	That QRCP has the right to veto an alternative transaction for QELP even if that transaction were more favorable for QELP’s public unitholders, which makes it less likely that a third party will propose an alternative transaction to QELP unless it also benefits QRCP.

•	That, pursuant to the terms of the merger agreement, QELP is obligated to pay a termination fee if the merger agreement is terminated in certain instances, which may, among other things, deter others from proposing an alternative transaction that might be more advantageous to QELP’s common unitholders and deprive QELP’s unitholders of the benefit they could receive pursuant to such an alternative transaction.

•	That the merger will be a taxable transaction for the QELP unitholders and, therefore, the QELP unitholders generally will be required to pay tax on any gains they recognize as a result of the receipt of PostRock stock in the merger.

After taking into account all of the factors set forth above, as well as others, the QEGP conflicts committee unanimously agreed that the benefits of the recombination outweigh the risks and that the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of QELP’s common unitholders.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the QEGP conflicts committee in considering the recombination. In view of the number and variety of factors and the amount of information considered, the QEGP conflicts committee did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the QEGP conflicts committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the QEGP conflicts committee may have given different weights to different factors. The QEGP conflicts committee made its recommendation based on the totality of information presented to, and the investigation conducted by, the QEGP conflicts committee. It should be noted that this explanation of the reasoning of the QEGP conflicts committee and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

The QEGP conflicts committee and board of directors has unanimously recommended that the holders of QELP common units (other than QEGP and its affiliates) vote FOR the approval and adoption of the merger agreement and the QELP merger.

QMGP’s Reasons for the Recombination

The conflicts committee of the board of directors of QMGP has unanimously (i) determined that the merger agreement and the QMLP merger are advisable, fair to and in the best interests of QMLP and the holders of QMLP common units (other than QMGP and its affiliates), (ii) approved the merger agreement and the QMLP merger and (iii) recommended approval and adoption of the merger agreement and the QMLP merger by the holders of QMLP common units (other than QMGP and its affiliates). The QMGP board of directors, acting upon the unanimous recommendation of its conflicts committee, has unanimously determined that the merger agreement and the QMLP merger are advisable, fair to and in the best interests of QMLP and the holders of QMLP common units (other than QMGP and its affiliates) and has approved the merger agreement and the QMLP merger. Accordingly, the QMGP board of directors and the conflicts committee has unanimously recommended that the holders of QMLP common units (other than QMGP and its affiliates) vote FOR the approval and adoption of the merger agreement and the QMLP merger.

In reaching their determinations and recommendations described above, QMGP’s conflicts committee and board of directors consulted with QMGP’s senior management, financial advisors and outside legal counsel and considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the recombination to QMLP and the holders of QMLP common units (other than QMGP and its affiliates). These consultations included discussions regarding QMLP’s strategic business plan, the prospects for an initial public offering of QMLP, QMLP’s past and current business operations and financial condition and performance, the situation of QRCP, QELP and QMLP under their credit agreements, QMLP’s future prospects, other potential strategic alternatives that may be available to QMLP and the potential recombination. Certain material factors considered by the conflicts committee and board of directors, in addition to the matters described above under “— Background of the Recombination,” are summarized below (which are not listed in any relative order of importance).

QMLP’s conflicts committee and board of directors considered a number of positive factors in their deliberations with respect to the recombination, including:

•	The belief of the conflicts committee and board of QMLP that QMLP’s initial strategy of becoming a separate publicly traded partnership is no longer achievable as a result of the current financial and economic situation, the significant declines in commodity prices over the past year, the financial difficulties and competitive challenges being faced by many of the smaller gas gathering master limited partnerships, the absence of a market for initial public offerings of master limited partnerships generally and for QMLP specifically because of the misappropriation of funds by former senior management and subsequent findings of material weaknesses in internal control over financial reporting and restatements of historical financial statements.

•	The belief of the conflicts committee and board of directors of QMGP that the recombination would allow the management and board of directors of the combined company to focus on stabilizing and ultimately growing its business without the considerable distractions resulting from the current three-company arrangement.

•	The belief of the conflicts committee and board of QMLP that the current partnership structure requiring the distribution of all available cash is no longer appropriate given the reasons stated in the first bullet point, the current suspension of distributions and the unlikelihood of there being sufficient cash for distributions in the foreseeable future.

•	The general and administrative cost savings to be realized as a result of the recombination, including costs allocated to QMLP, such as lower legal and other professional costs, director fees, and other overhead costs and the elimination of costs to review information about QMLP in QRCP and QELP SEC filings.

•	The elimination as a result of the recombination of conflicts of interest and differences inherent in the existing structure among QRCP, QELP and QMLP, including, among other things, the costs associated with compression in the Bluestem gas gathering system, the provisions of the midstream services and gas dedication agreement, the allocation of expenses among the entities, the pricing and provision of services by the entities to one another, the implementation of each entity’s business strategy and the pursuit of business opportunities.

•	The liquidity that will be provided to the investors in QMLP by exchanging their illiquid partnership interests in QMLP for publicly traded common stock of PostRock and the contractual obligation of QMLP under QMLP’s investors’ rights agreement to provide the investors with liquidity.

•	The belief of the conflicts committee and the board of QMLP that PostRock, after the recombination, will be in a better position than QELP and QMLP, acting independently, to pursue consolidation opportunities in the Cherokee Basin, including through the use of PostRock stock as an acquisition currency.

•	The efforts of QMLP to sell the KPC Pipeline resulting in offers that the conflicts committee and the board of QMLP did not believe reflected its inherent value or the value that would be attributable to it in the combined company after the recombination.

•	The difficulties faced by QMLP in selling its Bluestem gas gathering system as a separate asset given its complete operational dependence on QRCP and QELP.

•	The efforts of the three entities to raise equity capital for all three entities not resulting in any serious offers, in large part because of the lack of interest of potential investors in making an investment while the entities remain in the existing complex organizational structure with its inherent conflicts of interest.

•	The belief of the conflicts committee and the board of QMGP that PostRock, after the recombination, will have a better ability to raise capital for further development of the KPC Pipeline and the Bluestem gas gathering system than QMLP will have as a stand-alone entity in its existing condition.

•	The belief of the conflicts committee and the board of QMGP that PostRock, after the recombination, will be in a better position to handle the effects of the expected significant reduction in contracted capacity on the KPC Pipeline with the expiration of a material shipping agreement with Missouri Gas Energy on October 31, 2009.

•	The difficulties in eliminating QRCP’s control over QMGP.

•	The belief of the conflicts committee and the board that in the absence of the recombination or an alternative transaction, QRCP and QELP might be forced to file for bankruptcy, which, given the dependence of QMLP on QRCP and QELP for revenue, operations and administrative services, would have a material adverse effect on QMLP and the value of the QMLP common units.

•	That, pursuant to the terms of the recombination, the holders of QMLP common units will own approximately 44% of the common stock of the new company, thereby providing such unitholders with considerable potential upside if the new company is successful.

•	That, pursuant to the terms of the recombination, the incentive distribution rights and subordinated units in QMLP held by QRCP would be eliminated for no consideration.

•	That, pursuant to the terms of the merger agreement, QMLP is permitted to engage in negotiations with third parties in response to an unsolicited alternative proposal, which may, in certain circumstances, result in a superior proposal.

•	That the merger agreement is subject to the approval of QMLP’s common unitholders such that QMLP’s common unitholders are free to reject the merger agreement if a superior proposal is made or for any other reason.

•	That any transaction involving QMLP and a third party would require QRCP’s approval, and there could be no assurance that QRCP would grant such an approval, particularly given QRCP’s desire to effect the recombination.

•	That the closing is conditioned on PostRock entering into new credit facilities on terms reasonably acceptable to the QMGP conflicts committee.

QMGP’s conflicts committee and board of directors also considered a number of negative factors in its deliberations with respect to the recombination including:

•	That the merger agreement contains a number of conditions to closing and, as a result, the recombination may not be consummated even it the merger agreement is adopted by the holders of QMLP’s common units.

•	That, if the recombination does not close, QMLP will incur significant risks and costs, including the possibility of disruption to QMLP’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on business, customer and lender relationships.

•	That, pursuant to the terms of the merger agreement, QMLP is precluded from actively soliciting alternative proposals.

•	That, pursuant to the terms of the merger agreement, QMLP is obligated to pay a termination fee if the merger agreement is terminated in certain instances, which may, among other things, deter others from proposing an alternative transaction that might be more advantageous to QMLP’s common unitholders and deprive QMLP’s unitholders of the benefit they could receive pursuant to such an alternative transaction.

After taking into account all of the factors set forth above, as well as others, the QMGP conflicts committee unanimously agreed that the benefits of the recombination outweigh the risks and that the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of QMLP’s common unitholders.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the QMGP conflicts committee and board of directors in considering the recombination. In view of the number and variety of factors and the amount of information considered, the QMGP conflicts committee and board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the QMGP conflicts committee and board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the QMGP conflicts committee and board of directors may have given different weights to different factors. The QMGP conflicts committee and board of directors made their recommendations based on the totality of information presented to, and the investigation conducted by, the QMGP conflicts committee and board of directors. It should be noted that this explanation of the reasoning of the conflicts committee and the board and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

The QMGP conflicts committee and the board of directors has unanimously recommended that the holders of QMLP common units (other than QMGP and its affiliates) vote FOR the approval and adoption of the merger agreement and the QMLP merger.

Opinion of QRCP’s Financial Advisor

Pursuant to an engagement letter dated June 3, 2009, the board of directors of QRCP retained Mitchell Energy Advisors, LLC (“Mitchell Energy”) to act as its financial advisor in connection with the recombination. The QRCP board replaced its prior financial advisor, Tudor Pickering, with Mitchell Energy after (i) exploring whether the board could obtain a fairness opinion from a qualified financial advisor for a significantly lower fee given QRCP’s financial condition and (ii) acting upon Mr. LeBlanc’s suggestion to contact Mitchell Energy based on his prior experience with the firm. Mitchell Energy is an independent financial advisory firm offering a broad range of merger and acquisition advisory and capital raising services for public and private energy companies in North America, including fairness opinions. Mitchell Energy employs energy finance professionals with extensive experience in the valuation of businesses and securities and the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions. Further, Mitchell Energy has extensive expertise within the exploration and production and midstream sectors of the North American energy industry.

At the meeting of the special committee of the board of directors of QRCP held on July 2, 2009, Mitchell Energy rendered its oral opinion to the special committee (as subsequently confirmed in writing in an opinion dated July 2, 2009) that, as of such date and subject to certain qualifications and limitations contained in such opinion, the consideration to be received by QRCP’s holders of common stock was fair, from a financial point of view, to QRCP’s holders of common stock. Mitchell Energy’s opinion was among several factors taken into consideration by QRCP’s board of directors in making its determination to approve the merger agreement and the recombination. Consequently, the analyses described herein should not be viewed as determinative of the decision of the QRCP board of directors with respect to the fairness of the consideration to be paid in the recombination.

The following is a summary of the material provisions of the written opinion of Mitchell Energy. For the full text of Mitchell Energy’s written opinion dated July 2, 2009, which sets forth the assumptions made, general procedures followed, matters considered, and the limitations on the scope of the review undertaken by Mitchell Energy, please see Annex D to this joint proxy statement/prospectus, which is incorporated by reference in its entirety into this joint proxy statement/prospectus. Holders of QRCP’s common stock are encouraged to read

Mitchell Energy’s opinion carefully in its entirety. Mitchell Energy’s written opinion, which is addressed to the board of directors of QRCP, is directed only to the fairness of the consideration, from a financial point of view, to holders of QRCP common stock as of the date of the opinion. It does not address any other aspect or term of the proposed recombination or transactions contemplated thereby, nor does it, nor the summary of the opinion and the related analysis set forth in this joint proxy statement/prospectus, constitute advice or a recommendation to any stockholder of QRCP or common unitholder of QELP or QMLP as to how such stockholder or unitholder should vote or act with respect to the proposed recombination or any related matter. In addition, the opinion does not address the relative merits of the recombination or any alternatives to the recombination, QRCP’s underlying decision to proceed with or effect the recombination or any other aspect of the recombination. Additionally, Mitchell Energy was not asked to, nor did it, offer any opinion as to the terms, other than the aforementioned consideration to be received by the QRCP stockholders as addressed in the opinion, of the merger agreement or the form of the transactions contemplated thereby.

In connection with rendering its opinion, Mitchell Energy:

•	reviewed certain publicly available historical financial statements and other business and financial data of QRCP, including information contained in the Annual Report on Form 10-K for the year ended December 31, 2008;

•	reviewed certain publicly available historical financial statements and other business and financial data of QELP, including information contained in the Annual Report on Form 10-K for the year ended December 31, 2008;

•	reviewed certain historical and projected internal financial statements and other financial and operating data of QRCP, QELP and QMLP prepared by the management and staff of QRCP;

•	discussed the past, current and projected financial and operating data of QRCP, QELP and QMLP with senior executives of QRCP;

•	reviewed certain oil and gas reserve data furnished to Mitchell Energy by QRCP, including estimates of proved reserves of QRCP and QELP prepared by QRCP and audited by the independent engineering firm of Cawley, Gillespie & Associates, Inc. with an effective date of December 31, 2008, and estimates of proved reserves of QRCP and QELP prepared by QRCP and provided to Mitchell Energy on June 26, 2009;

•	compared the financial performance of QRCP, QELP and QMLP with that of certain publicly-traded companies deemed comparable to QRCP, QELP and/or QMLP;

•	reviewed the financial terms, to the extent publicly available, of certain other business combinations and other transactions that Mitchell Energy deemed relevant;

•	reviewed documentation relating to the recombination including, but not limited to, the merger agreement, in the form as drafted on June 29, 2009, and the disclosure letter of QRCP to the merger agreement, in the form as drafted on June 28, 2009; and

•	performed such other analyses and considered such other factors as Mitchell Energy deemed appropriate.

In preparing its opinion, Mitchell Energy assumed and relied upon the accuracy, reasonableness and completeness of the information supplied or otherwise made available to Mitchell Energy by QRCP and reviewed by Mitchell Energy for the purpose of the opinion, and Mitchell Energy did not assume any responsibility for, or independently verify, any such information. With respect to the internal financial statements, other information and data provided by QRCP or otherwise reviewed by or discussed with Mitchell Energy, the potential pro forma financial effects of, and strategic implications and operational benefits resulting from, the recombination, upon QRCP’s advice, Mitchell Energy assumed that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of management, as to the future financial performance, such strategic implications and operational benefits and the other matters covered thereby. Further, Mitchell Energy assumed that the financial results (including potential strategic implications and operational benefits anticipated to result from the recombination) reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected.

Mitchell Energy also assumed that there had been no material change in QRCP’s, QELP’s and QMLP’s assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to Mitchell Energy. In addition, Mitchell Energy did not assume any obligation to conduct any physical inspection of the properties or facilities of QRCP, QELP or QMLP. Mitchell Energy further relied upon the assurances of management that they were unaware of any facts that would make the information provided to Mitchell Energy incomplete or misleading in any material respect. It did not make any independent inspection or appraisal of the assets or liabilities of QRCP, QELP or QMLP nor, except for the estimates of proved oil and gas reserves referred to above, was Mitchell Energy furnished with any such appraisals.

Furthermore, for purposes of rendering its opinion, Mitchell Energy assumed that, in all respects material to its analysis, the representations and warranties of the parties in the merger agreement were true and correct, each party will perform all of its covenants and agreements as contemplated by the merger agreement, QRCP will hold a de minimis amount of equity, if any, in PostRock as a result of the recombination, and the recombination will be consummated in accordance with the terms of the last draft of the merger agreement provided to Mitchell Energy prior to the issuance of the opinion, without any material waiver, modification or amendment of any term, condition or agreement. Mitchell Energy also assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the recombination will be obtained without any undue delay and without any adverse effect on QRCP, any of the other parties to the merger agreement, QRCP’s common stockholders or the expected benefits of the recombination. Further, Mitchell Energy assumed that the recombination will not result in the default or acceleration of any obligations under material agreements of the parties to the merger agreement. Mitchell Energy’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, July 2, 2009, except for the aforementioned estimates of proved oil and gas reserves which were both based on conditions that existed on June 26, 2009. All of Mitchell Energy’s assumptions made in connection with the delivery of its opinion were approved and consented to by QRCP.

Mitchell Energy was not asked to consider, and its opinion does not address, any tax, legal, regulatory or accounting matters relating to the recombination. Mitchell Energy did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of QRCP’s officers, directors, or any class of such persons, relative to the compensation to be received by QRCP’s public common stockholders. Mitchell Energy did not express any opinion as to the value at which PostRock common stock or QRCP common stock will trade at any time, as to whether the PostRock common stock will be listed on a securities exchange or otherwise freely tradable or as to the value of PostRock common stock when issued.

The following represents a summary of the material analyses performed by Mitchell Energy in connection with providing its opinion to the special committee. The analyses utilized data from market closing prices as of June 30, 2009. The financial analyses summarized below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the analyses. Considering the data below without considering the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Valuation Analyses and Methodologies

In its analyses, Mitchell Energy assumed the value of the QRCP common stock to be exchanged for each share of PostRock common stock was $5.74 (based on QRCP’s closing price as of June 30, 2009 and the proposed exchange ratio of 0.0575 QRCP common share per PostRock common share). Mitchell Energy analyzed the recombination in accordance with the following methodologies: comparable public companies analysis and net asset value analysis.

While conducting its analysis of QRCP, Mitchell Energy considered a “base case” and a “blow-down case.” Assumptions used in each case are as follows:

Base Case:

•	NYMEX strip pricing as of June 23, 2009 utilizing average oil and gas futures contract prices of $68.88/Bbl and $4.45/Mmbtu for the second half of 2009; $73.11/Bbl and $6.09/Mmbtu for 2010; $76.63/Bbl and

$6.92/Mmbtu for 2011; $79.01/Bbl and $7.14/Mmbtu for 2012; $80.80/Bbl and $7.25/Mmbtu for 2013 and $82.80/Bbl and $7.37/Mmbtu for 2014 and thereafter, adjusted for the new QELP hedging arrangements that were put in place between June 22, 2009 and June 24, 2009 and the liquidation and mark-to-market value of certain QELP existing hedging arrangements that occurred between June 22, 2009 and June 24, 2009

•	no asset sales by QRCP

•	drilling of new wells as follows:

	2009	2010	2011	2012	2013

Cherokee Greenfield	7	49	12	12	12
Cherokee Infield Wells	—	—	48	48	48
Wetzel Horizontals (50%)	2	4	4	6	6
Wetzel Verticals (50%)	1	—	—	—	—
Lewis Verticals	1	—	—	—	—
Lewis Horizontals	—	4	6	6	6

Blow-Down Case:

•	flat prices — $4.00 per Mcf / $70.00 per Bbl, adjusted for the new hedging arrangements that were put in place between June 22, 2009 and June 24, 2009 and the liquidation and mark-to-market of certain existing hedging arrangements that occurred between June 22, 2009 and June 24, 2009

•	no asset sales by QRCP

•	no drilling of new wells

Comparable Public Companies Analysis

Mitchell Energy selected peer groups of publicly traded master limited partnerships that were deemed to be similar to QRCP, QELP and QMLP with respect to size, scope of operations and/or reserve profile (for QRCP and QELP). Mitchell Energy identified a number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to QELP and QMLP. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a larger or smaller company with substantially similar lines of business and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Despite the fact QMLP is not a public company, a “comparable public companies” analysis was deemed relevant given the nature of its business relative to certain public companies and given the information necessary for a comparison analysis was publicly available from such public companies. QELP’s and QMLP’s projected financial performance was compared with the performance of the peer group companies using public filings and third party investment bank equity research reports. The valuation ranges were based on multiples derived from the following upstream and midstream public company peers:

Upstream Peer Group

•	BreitBurn Energy Partners L.P.

•	Constellation Energy Partners LLC

•	EV Energy Partners, L.P.

•	Linn Energy, LLC

•	Vanguard Natural Resources, LLC

Midstream Peer Group

•	Atlas Pipeline Partners, L.P.

•	Copano Energy, L.L.C.

•	Crosstex Energy, L.P.

•	DCP Midstream Partners, LP

•	Markwest Energy Partners, L.P.

•	Quicksilver Gas Services LP

•	Regency Energy Partners LP

•	Williams Partners, L.P.

The observed multiple ranges from the comparable public companies analysis are summarized below:

	Enterprise Value				Implied
	to EBITDA				Reserve Value
Upstream Companies:	2009E		2010E		($/mcfe)

High	6.3	x	6.4	x	$2.75
Mean	5.6	x	5.6	x	$2.03
Low	4.4	x	4.9	x	$1.11

	Enterprise Value to EBITDA
Midstream Companies:	2009E		2010E

High	11.5	x	11.0	x
Mean	9.6	x	8.6	x
Low	8.2	x	6.8	x

The mean valuation metrics were applied to QELP’s and QMLP’s financial projections to arrive at an implied equity value for each of QMLP and QELP for both the Base Case and the Blow-Down Case.

Net Asset Value Analysis

Mitchell Energy’s net asset value analysis was based on the financial projections provided by management, additional information provided by management at the request of Mitchell Energy and internal estimates of proved reserves prepared by QRCP on June 26, 2009 that updated the December 31, 2008 estimates of proved reserves prepared by QRCP and audited by Cawley, Gillespie & Associates, Inc. for (1) NYMEX strip pricing as of June 23, 2009 adjusted for the new hedging arrangements that were put in place by QELP between June 22, 2009 and June 24, 2009 and the liquidation and mark-to-market value of certain existing QELP hedging arrangements that occurred between June 22, 2009 and June 24, 2009, (2) production that had occurred since December 31, 2008, and (3) new wells drilled since December 31, 2008. Mitchell Energy implied valuations of QRCP including and excluding its ownership in QELP and QMLP using both the Base Case and Blow-Down Case assumptions. Mitchell Energy estimated QRCP’s net asset value (excluding its ownership in QELP and QMLP) by adding (i) the present value of the pre-tax future cash flows generated by the estimated proved reserves discounted at 15%, plus (ii) management’s estimate of the value of QRCP’s undeveloped acreage (which was based on recent, comparable undeveloped acreage sales in the area) and natural gas gathering system in the Appalachian Basin (which was based on discounted cash flow analysis and the estimated cost to replace the gathering system), plus (iii) working capital, less (iv) net debt. QRCP’s net asset value for its ownership in QELP was based on the net asset value of QELP estimated by adding (i) the present value of the pre-tax future cash flows generated by the estimated proved reserves discounted at 15%, plus (ii) management’s estimate of the value of QELP’s other assets, which consist mainly of trucks and field equipment (the value for which was based on estimated replacement cost), plus (iii) working capital, less (iv) net debt. QRCP’s net asset value for its ownership in QMLP was based on the present value of QMLP’s future cash flows discounted at 10%, plus (ii) working capital, less (iii) net debt. Mitchell Energy discounted QMLP’s future cash flows at 10% and QELP’s at 15% based on the differences in the type of business each company conducts and the current market environment in the separate sectors of the oil and gas industry in which each company operates. As QELP is an exploration and production company, its cash flow is generally tied to commodity prices and as a result its cash flow can be volatile. On the other hand, QMLP is a midstream company and has cash flows based on hydrocarbon transportation and gathering operations, with only an indirect link to commodity prices. In Mitchell Energy’s experience, midstream businesses are typically regarded as more stable and their future cash flows are discounted less than exploration and production companies. Therefore, Mitchell Energy discounted QMLP’s future cash flows by a lesser amount than QELP’s.

Valuation Summary

The implied range of QRCP’s enterprise and equity values in terms of total dollars and as a percentage of the total percentage ownership interest in PostRock based on the different valuation methodologies is as follows (dollars in thousands):

Excluding QRCP’s Ownership Interests in QELP and QMLP
Blow-Down Case			Base Case
	Implied Equity Value			Implied Equity Value
Net Asset	EBITDA		Net Asset	EBITDA
Value	2009E	2010E	Value	2009E	2010E

$0	$0	$0	$5,014	$5,014	$5,014
0.0%	0.0%	0.0%	2.6%	1.4%	2.4%

Including QRCP’s Ownership Interests in QELP and QMLP
Blow-Down Case			Base Case
	Implied Equity Value			Implied Equity Value
Net Asset	EBITDA		Net Asset	EBITDA
Value	2009E	2010E	Value	2009E	2010E

$17,467	$17,467	$17,467	$49,516	$49,516	$49,516
24.8%	5.8%	11.3%	26.0%	14.6%	22.2%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Mitchell Energy believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading view of the process underlying the opinion. No company or transaction used in Mitchell Energy’s analyses as a comparison is identical to QRCP or the recombination. Accordingly, an analysis of the foregoing is not mathematically precise; rather it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies or company to which they are being compared. In addition, Mitchell Energy may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis should not be taken to be Mitchell Energy’s view of the actual value of QRCP. Any estimates or internal projections contained in the analyses performed by Mitchell Energy are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or internal projections of value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold.

Events occurring after the date of the opinion could materially affect such opinion. Mitchell Energy assumed no obligation to update, revise or affirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring after July 2, 2009.

In acting as an advisor to the board of directors of QRCP, Mitchell Energy received a fee of $275,000 for rendering its opinion, which fee was not contingent upon the completion of the recombination. In addition, QRCP will indemnify Mitchell Energy for certain liabilities that may arise out of, and reimburse Mitchell Energy for certain expenses, including reasonable legal fees, associated with, rendering the fairness opinion.

Except as it relates to the recombination and delivery of its fairness opinion, Mitchell Energy has not performed investment banking services for QRCP in the past. In the ordinary course of business, Mitchell Energy

(and its affiliates) may actively trade in the securities of QRCP and/or QELP for its own account and the accounts of its customers and, accordingly, may at any time hold a significant long or short position in such securities.

Opinion of the QEGP Conflicts Committee’s Financial Advisor

Pursuant to an engagement letter dated January 15, 2009 (as amended on July 1, 2009), the QEGP conflicts committee retained Stifel Nicolaus to act as its financial advisor in connection with the recombination and to provide a fairness opinion in connection with the QELP merger. Stifel Nicolaus is a nationally recognized investment banking firm with substantial expertise in transactions similar to the QELP merger. Stifel Nicolaus is an investment banking and securities firm with membership on all the principal United States securities exchanges. As part of its investment banking activities, Stifel Nicolaus is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. On July 2, 2009, Stifel Nicolaus delivered its oral opinion, subsequently confirmed in writing in its opinion, dated July 2, 2009, to the QEGP conflicts committee that, as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken in such opinion, the exchange ratio to be utilized in the QELP merger (the “QELP exchange ratio”) was fair to the holders of QELP common units (other than QELP common units to be cancelled pursuant to the merger agreement and common units issuable under QELP restricted awards) from a financial point of view.

The following is a summary of the material provisions of the written opinion of Stifel Nicolaus. For the full text of the written opinion of Stifel Nicolaus please see Annex E to this joint proxy statement/prospectus, which is incorporated into this document by reference. QELP common unitholders are urged to read the opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel Nicolaus in connection with such opinion.

Stifel Nicolaus’ opinion is solely for the information of, and directed to, the QEGP conflicts committee for its information and assistance in connection with its consideration of the financial terms of the QELP merger and is not to be relied upon by any unitholders of QELP or QMLP, any stockholders of QRCP or any other person or entity. The opinion does not constitute a recommendation to the QELP conflicts committee or the QELP board of directors as to how the conflicts committee or board should vote on the QELP merger or to any holder of QELP common units as to how they should vote at the special meeting of QELP unitholders. In addition, the opinion does not compare the relative merits of the recombination, the QELP merger or any related transactions with those of any other transaction or business strategy which may have been available to or considered by QELP, the QEGP board or the QEGP conflicts committee and does not address the underlying business decision of QELP, the QEGP board or the QEGP conflicts committee to proceed with or effect the recombination, the QELP merger or any related transactions.

Stifel Nicolaus’ opinion is limited to whether the QELP exchange ratio is fair, from a financial point of view, to the holders of QELP common units (other than QELP common units to be cancelled pursuant to the merger agreement and common units issuable under QELP restricted awards). The opinion does not consider, include or address: (i) any other strategic alternatives currently (or which have been or may be) contemplated by QELP, the QELP board or the QELP conflicts committee; (ii) the legal, tax or accounting consequences of the QELP merger or any related transaction on QELP or the holders of QELP common units; (iii) the fairness of the amount or nature of any compensation to any of QELP’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of QELP common units; (iv) any advice or opinions provided by Tudor Pickering, Mitchell Energy, Morgan Stanley or any other advisor to QELP, QRCP, QMLP or any other party to the merger agreement; (v) the treatment of, or effect of the QELP merger or any related transactions on, QELP restricted awards or any other class of securities of QELP other than the QELP common units, or any securities of any other party to the merger agreement; (vi) the QRCP merger, the QMLP merger, the conversion of QELP into a limited liability company, or any agreement, merger, transaction or matter contemplated by the merger agreement other than the QELP merger; (vii) the fairness or reasonableness of the exchange ratios to be utilized in the QRCP merger and the QMLP merger, respectively; or (viii) any environmental claims, hazards, issues or matters related to QELP or any other party to the merger agreement (of which Stifel Nicolaus has assumed there are none). Furthermore, Stifel Nicolaus did not express any opinion in its opinion as to the prices, trading range or volume at which QELP’s equity securities would trade following public announcement or consummation of the recombination, the QELP merger or any related transactions.

In connection with its opinion, Stifel Nicolaus, among other things:

•	reviewed and analyzed a draft copy of the merger agreement dated July 2, 2009;

•	reviewed and analyzed the audited financial statements of each of QELP and QRCP contained in their respective annual reports on Form 10-K for the fiscal year ended December 31, 2008 and the respective unaudited consolidated financial statements of each of QELP and QRCP contained in their respective quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	reviewed and analyzed certain other publicly available information concerning QELP, QRCP and QMLP;

•	reviewed and analyzed certain internal information, primarily financial in nature, concerning the cash flows, production and reserves derived from QELP, QRCP and QMLP;

•	reviewed and analyzed third party reserve reports for QELP and QRCP dated December 31, 2008 and adjusted by management as of June 25, 2009;

•	held meetings and discussions with QELP, QRCP and QMLP concerning their respective past, current and expected future cash flows, production and reserves and other matters;

•	reviewed reported prices and trading activity of the publicly traded equity securities of QELP and QRCP;

•	analyzed the present value of the future cash flows expected to be generated by QELP, QRCP and QMLP under different commodity price scenarios;

•	reviewed and analyzed certain publicly available financial and stock market data and pricing metrics, to the extent publicly available, of certain energy industry acquisitions and merger transactions that Stifel Nicolaus considered may have relevance to their inquiry; and

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel Nicolaus deemed necessary or appropriate for purposes of its opinion.

In connection with its review, Stifel Nicolaus relied upon and assumed, without independent verification, the accuracy and completeness of all financial, production, reserve, cash flow and other information that was made available, supplied or otherwise communicated to Stifel Nicolaus by or on behalf of QELP, QRCP and QMLP or their respective advisors. Stifel Nicolaus further relied upon the assurances of QELP, QRCP and QMLP that they were unaware of any facts that would make such information incomplete or misleading. Stifel Nicolaus assumed, with the consent of QELP, QRCP and QMLP, that any material liabilities (contingent or otherwise, known or unknown), if any, relating to such entities, respectively, were disclosed to Stifel Nicolaus.

Stifel Nicolaus has also assumed that any financial forecasts supplied by QELP, QRCP or QMLP (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer) were reasonably prepared on a basis reflecting the best then currently available estimates and judgments of the respective managements of such entities as to their respective future operating and financial performance. The projected financial information was based on numerous variables and assumptions that were inherently uncertain, including, without limitation, factors related to general economic, market and competitive conditions, and that accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus relied on the projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel Nicolaus has not been requested to make, and has not made, an independent evaluation or appraisal of the reserve, production and cash flow forecasts of QELP, QRCP or QMLP or any other of such entities’ respective assets or liabilities. Estimates of values of companies and reserves, production and cash flow forecasts do not purport to be appraisals or necessarily reflect the prices at which the companies, reserves, production or other assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. Stifel Nicolaus has relied upon the professional judgment of Cawley, Gillespie and Associates, Inc., QELP’s and QRCP’s independent reserve engineering firm, as to the reasonableness of the reserve, production and cash flow forecasts (and the assumptions and bases therein) included in QELP’s and QRCP’s respective reserve reports and has assumed such forecast and projections were reasonably prepared on bases reflecting the best then currently available estimates and judgments of such firm as to the future production of QELP’s and QRCP’s reserve assets.

Stifel Nicolaus’ opinion is necessarily based on financial, economic, market and other conditions and circumstances existing on and disclosed to Stifel Nicolaus by QELP and the other parties to the merger agreement and their advisors as of the date of the opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel Nicolaus’ opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm its opinion.

The summary set forth below does not purport to be a complete description of the analyses performed by Stifel Nicolaus, but describes, in summary form, the material elements of the presentation that Stifel Nicolaus made to the QEGP conflicts committee on July 2, 2009, in connection with its opinion.

In accordance with customary investment banking practice, Stifel Nicolaus employed generally accepted valuation methods and financial analyses in reaching its opinion. The following is a summary of the material financial analyses performed by Stifel Nicolaus in arriving at its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel Nicolaus employed in reaching its conclusions. None of the analyses performed by Stifel Nicolaus was assigned a greater significance by Stifel Nicolaus than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel Nicolaus. The summary text describing each financial analysis does not constitute a complete description of Stifel Nicolaus’ financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel Nicolaus with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel Nicolaus made its determination as to the fairness to the holders of QELP common units (other than QELP common units to be cancelled pursuant to the merger agreement and common units issuable under QELP restricted awards) of the QELP exchange ratio, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by Stifel Nicolaus in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before July 2, 2009 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Summary of Financial Analysis

In conducting its financial analysis, Stifel Nicolaus prepared a relative ownership analysis by performing net asset valuations of QELP, QRCP and QMLP to determine the pro rata contribution each of those entities to the total value of PostRock. Stifel Nicolaus prepared this analysis based on net asset value ranges for QELP, QRCP and QMLP derived in part from a discounted cash flow analysis of each entity, based on a variety of data sources provided by the respective managements of QELP, QRCP and QMLP, including financial projections. Stifel Nicolaus elected not to undertake a comparable public companies analysis with respect to QELP because QELP had suspended payment of its quarterly distribution, which in Stifel Nicolaus’ opinion made comparisons to other publicly traded partnerships that continued to pay quarterly distributions inappropriate.

Stifel Nicolaus prepared the relative ownership analysis on two different bases: (i) before taking into account QRCP’s ownership of QEGP and QMGP and limited partnership interests in QELP and QMLP, respectively, and (ii) after taking into account QRCP’s ownership interests in those entities. Stifel Nicolaus prepared a low case and a high case (from QELP’s perspective) net asset valuation analysis for both ownership scenarios. These valuation analyses incorporated the principal variables impacting the valuation of QELP, QRCP and QMLP, based on the data provided by the respective managements, including: (i) the gathering rate paid by QELP to QMLP for gathered volumes, (ii) the discount rate applied to the projected cash flows from QELP and QRCP reserves and QMLP’s gathering operations, (iii) the value of QMLP’s KPC pipeline and (iv) the anticipated settlement cost to QELP of certain litigation.

For the gathering rate to be paid by QELP to QMLP, Stifel Nicolaus used the gathering rate payable under QELP’s midstream services and gas dedication agreement with QMLP, which is up for renegotiation in 2011. In the low case, Stifel Nicolaus assumed that the 2011 rate would be held flat thereafter and, in the high case, Stifel Nicolaus adopted a blended rate that, for 2012, represented an average of the 2011 rate and a lower estimated rate provided by management and, after 2012, was increased at the same rate as the management estimate through 2017 and then held flat. For the discount rates used, Stifel Nicolaus assumed a cost of capital in line with peer companies of QELP and QMLP with similar financing structures, with a lower discount rate used for QMLP’s cash flows because of the lower risk associated with QMLP’s gathering business. In the low case, Stifel Nicolaus used discount rates of 20% for QELP’s and QRC’s reserves and 15% for QMLP’s cash flows from QELP production and, in the high case, Stifel Nicolaus used discount rates of 15% for QELP’s and QRCP’s reserves and 12.5% for QMLP’s cash flows from QELP production. For the value of KPC’s pipeline, Stifel Nicolaus relied on the range of bids received by QMLP in connection with its unsuccessful efforts to sell the pipeline earlier in the year, with the high bid used in the low case (because that would attribute a higher relative value to QMLP) and the low bid used in the high case. For the anticipated litigation settlement cost, Stifel Nicolaus relied on estimated settlement costs provided by a third-party consultant engaged by QELP.

Additional assumptions made by Stifel Nicolaus in preparing its net asset value analyses included (i) using a NYMEX strip pricing scenario for natural gas futures contracts quoted in NYMEX as of June 30, 2009, utilizing average oil and gas future contract prices of $71.73/Bbl and $4.71/Mmbtu for the second half of 2009; $75.25/Bbl and $6.17/Mmbtu for 2010; $78.32/Bbl and $6.93/Mmbtu for 2011; $80.26/Bbl and $7.18/Mmbtu for 2012; $81.83/Bbl and $7.31/Mmbtu for 2013 and $83.63/Bbl and $7.44/Mmbtu for 2014, adjusted for the new QELP hedging arrangements that were put in place between June 22, 2009 and June 24, 2009 and liquidation and mark-to-market value of certain QELP hedging arrangements that occurred between June 22, 2009 and June 24, 2009, and (ii) using a discount rate of 3% to determine the present value of certain hedges entered into by QELP. As a further assumption, when taking into account QRCP’s ownership interests in QELP and QMLP in its analysis, Stifel Nicolaus did not assign any value to the outstanding subordinated units of QELP and QMLP, which are owned by QRCP.

Based on its net asset valuations of QELP, QRCP and QMLP, Stifel Nicolaus prepared the following relative ownership analyses, showing the relative pro rata percentage ownership of PostRock by the stockholders of QRCP and the unitholders of QELP and QMLP, respectively, both before and after taking into account QRCP’s ownership of QEGP and QMGP and its ownership interests in QELP and QMLP:

Before taking into account QRCP’s ownership of QEGP and QMGP and its ownership interests in QELP and QMLP

			Proposed
	Low Case	High Case	Transaction

QRCP stockholders	12.6%	10.0%	10%
QMLP unitholders	50.9%	26.9%	45%
QELP unitholders	36.5%	63.1%	45%

After taking into account QRCP’s ownership of QEGP and QMGP and its ownership interests in QELP and QMLP

			Proposed
	Low Case	High Case	Transaction

QRCP stockholders	23.8%	28.1%	23%
QMLP unitholders	49.9%	26.4%	44%
QELP unitholders	26.3%	45.5%	33%

As indicated in the tables above, the relative pro rata ownership of PostRock implied by the QELP exchange ratio falls in between the relative pro rata ownership that would result under the low case and the high case net asset valuations, both before taking into account QRCP’s ownership interests in the other entities and after doing so.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel Nicolaus’ opinion letter, Stifel Nicolaus was of the opinion that, as of the date of its opinion, the QELP exchange ratio was fair, from a financial point of view, to the holders of QELP common units (other than QELP common units to be cancelled pursuant to the merger agreement and common units issuable under QELP restricted awards).

The preparation of a fairness opinion is a complex process and, as a result, a fairness opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel Nicolaus believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel Nicolaus’ analyses and opinion; therefore any specific valuation or range of valuations resulting from any particular analysis described above should not be taken to be Stifel Nicolaus’ view of the actual value of QELP.

Stifel Nicolaus acted as financial advisor to the QEGP conflicts committee and received an initial fee of $50,000, a monthly retainer fee of $25,000 for February and March 2009, an increased monthly retainer of $200,000 for April through July 2009 and an additional fee of $650,000 upon the delivery of its opinion that is not contingent upon consummation of the QELP merger. Stifel Nicolaus will not receive any other significant payment or compensation contingent upon the successful consummation of the QELP merger. In addition, QELP has agreed to indemnify Stifel Nicolaus for certain liabilities arising out of Stifel Nicolaus’ engagement. Stifel Nicolaus served as co-managing underwriter in QELP’s initial public offering in November 2007 and as a co-managing underwriter in the public offering of securities by QRCP in July 2008, in each case, for which Stifel Nicolaus received customary compensation. Stifel Nicolaus provided a fairness opinion to the QEGP conflicts committee in July 2008 in connection with a sale by QRCP to QELP of certain assets for which Stifel Nicolaus received customary compensation. Other than as described in the preceding two sentences, there are no material relationships that existed during the two years prior to the date of Stifel Nicolaus’ opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the merger agreement. Stifel Nicolaus may seek to provide investment banking services to QELP or the other parties to the merger agreement or their respective affiliates in the future, for which Stifel Nicolaus would seek customary compensation. In the ordinary course of business, Stifel Nicolaus may make a market in the equity securities of QELP and QRCP and, accordingly, may at any time hold a long or short position in such securities. Stifel Nicolaus’ internal fairness opinion committee approved the issuance of its opinion.

Projected Financial Information of QRCP, QELP, QMLP and PostRock

QRCP, QELP and QMLP do not, as a matter of course, publicly disclose forecasts or internal projections of future performance or earnings. However, management of QRCP, QELP and QMLP provided Stifel Nicolaus and Mitchell Energy in June 2009 with certain projections for QRCP, QELP, QMLP and the combined company through 2013 in connection with the preparation of their fairness opinions and related financial analyses. The projections were also presented to the QRCP board of directors, the conflicts committee of QEGP and the board of directors of QMGP. The projections included, among other items, estimated production, revenues, net income and EBITDA. A summary of these projections is included below to give QRCP stockholders and QELP unitholders access to this information.

The projections summarized below are subjective and were prepared by management solely for the purpose of providing Stifel Nicolaus and Mitchell Energy with the same data upon which to base their financial analyses and fairness opinions. They were not prepared with a view toward arriving at valuations of QRCP, QELP and QMLP or public disclosure or toward compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. Neither UHY LLP nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the prospective financial information contained in the projections and accordingly, UHY LLP has not and will not express an opinion or any other form of assurance with respect thereto. The UHY LLP reports included in this joint proxy statement/prospectus relate to the historical financial information of QRCP, QELP, QMLP and PostRock. Such reports do not extend to the projections included below and should not be read to do so.

The projections reflect numerous assumptions made by management that are subject to significant uncertainties and contingencies and that may not be realized, many of which are beyond the control of the preparing party. Several of the assumptions have already been shown to be inaccurate. For example, management assumed that the MGE contract for firm capacity on the KPC Pipeline would be renewed for similar volumes, which did not occur. Therefore, you should expect there will be material differences between actual and projected results. No representation is made by QRCP, QELP, QMLP, PostRock or any other person regarding the ultimate performance of QRCP, QELP, QMLP or PostRock compared to these projections. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. The assumptions in early periods have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption to be reflective of actual results in an early period would have a greater effect on the projected results failing to be reflective of actual events in later periods.

EBITDA, which is earnings before interest, income taxes and depreciation, depletion and amortization expense, was included in the projections because it is used by management primarily for determining compliance with certain bank covenants. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or an alternative to net income as an indicator of operating performance or as an alternative to any other measures of performance derived in accordance with generally accepted accounting principles.

The projections that management provided to the financial advisors to assist them in preparing their fairness opinions are summarized below.

QRCP (UNCONSOLIDATED) FINANCIAL PROJECTION SUMMARY

	Year Ending December 31,
	2009E	2010E	2011E	2012E	2013E
	($ in millions)

Total Volume (Bcf)	0.6	2.2	4.3	6.2	7.8
Total Revenue	$3.6	$18.8	$40.5	$60.6	$77.1
Total Operating Expenses	(7.4)	(8.4)	(12.3)	(16.0)	(19.0)
EBITDA	(3.8)	10.3	28.1	44.6	58.1
Depreciation, Depletion and Amortization	(3.1)	(4.5)	(6.0)	(7.9)	(10.0)
Net Interest Expense	(3.8)	(4.9)	(6.2)	(6.7)	(6.5)
Income Tax Expense	4.2	(0.4)	(6.1)	(11.4)	(15.8)
Net Income (Loss)	(6.5)	0.6	9.9	18.6	25.8
Capital Expenditures	(3.3)	(26.3)	(35.5)	(41.2)	(42.8)

QELP FINANCIAL PROJECTION SUMMARY

	Year Ending December 31,
	2009E	2010E	2011E	2012E	2013E
	($ in millions)

Total Volume (Bcf)	21.5	19.5	17.0	15.0	13.3
Total Revenue	$150.9	$122.3	$108.1	$101.0	$90.0
Total Operating Expenses	(85.4)	(70.3)	(60.4)	(52.3)	(45.7)
EBITDA	65.5	51.9	47.7	48.7	44.3
Depreciation, Depletion and Amortization	(30.8)	(22.3)	(22.7)	(23.3)	(24.0)
Net Interest Expense	(12.5)	(8.4)	(5.9)	(4.2)	(2.8)
Net Income	22.2	21.2	19.1	21.2	17.5
Capital Expenditures	(9.6)	(4.7)	(12.6)	(13.0)	(13.4)

QMLP FINANCIAL PROJECTION SUMMARY

	Year Ending December 31,
	2009E	2010E	2011E	2012E	2013E
	($ in millions)

Total Revenue	$67.9	$55.7	$49.2	$44.1	$40.1
Total Operating Expenses	(39.2)	(33.2)	(30.0)	(27.7)	(25.8)
EBITDA	28.6	22.5	19.1	16.4	14.2
Depreciation and Amortization	(14.8)	(15.9)	(16.2)	(16.5)	(16.8)
Net Interest Expense	(5.4)	(4.1)	(3.7)	(3.5)	(3.3)
Net Income (Loss)	8.5	2.5	(0.8)	(3.6)	(5.9)
Capital Expenditures	(5.9)	(6.5)	(6.5)	(6.5)	(6.5)

POSTROCK FINANCIAL PROJECTION SUMMARY

	Year Ending December 31,
	2009E	2010E	2011E	2012E	2013E
	($ in millions)

Total Volume (Bcf)	22.1	21.7	21.3	21.2	21.0
Total Revenue	$181.2	$165.4	$172.1	$184.3	$189.1
Total Operating Expenses	(90.8)	(80.7)	(77.1)	(74.6)	(72.5)
EBITDA	90.3	84.8	95.0	109.7	116.6
Depreciation, Depletion and Amortization	(48.6)	(42.7)	(44.9)	(47.7)	(50.8)
Net Interest Expense	(26.8)	(23.2)	(20.9)	(18.9)	(16.4)
Income Tax Expense	(17.3)	(7.2)	(11.1)	(16.4)	(18.8)
Net Income (Loss)	(2.4)	11.7	18.1	26.7	30.7
Capital Expenditures	(18.7)	(37.4)	(54.6)	(60.7)	(62.6)

The material assumptions used in preparing the projections set forth above are summarized below.

•	Future well drilling and completion were estimated at levels required to keep production relatively flat from 2009 through 2013 and to enable PostRock to fund drilling and completion with cash estimated to be generated from operations instead of borrowings or sales of securities. The estimates included seven new gross gas wells in the Cherokee Basin in 2009, increasing to 50 to 60 new gross gas wells in the Cherokee Basin annually from 2010 through 2013 and four new gross gas wells in the Appalachian Basin in 2009, increasing to eight to twelve new gross gas wells annually in the Appalachian Basin from 2010 through 2013. Production from these new wells was estimated based on historical data in the Cherokee Basin and indicated industry data in the Appalachian Basin. The cost to drill and complete these wells was based on recent indicated levels adjusted for future inflation. Management’s current plan contemplates higher levels of drilling and completion, partially funded by borrowings and the sale of equity securities.

•	Estimated natural gas and oil sales revenues were based on actual sale prices and cash derivative contract settlements through June 2009 and, for periods after June 2009, were based on NYMEX futures strip prices as of June 23, 2009 adjusted for assumed basis differentials and taking into account the derivative contracts in place as of June 23, 2009 and the mark-to-market value of certain of those existing derivative contracts and planned new derivative contracts on that date. For unhedged volumes, PostRock assumed average oil and gas futures contract prices of $68.88/Bbl and $4.45/Mmbtu for the second half of 2009, $73.11/Bbl and $6.09/Mmbtu for 2010, $76.63/Bbl and $6.92/Mmbtu for 2011, $79.01/Bbl and $7.14/Mmbtu for 2012 and $80.80/Bbl and $7.25/Mmbtu for 2013. For hedged volumes, PostRock used the prices under its existing derivative contracts. See “Business of PostRock — Quantitative and Qualitative Disclosures About Market Risk” for additional information regarding these derivative contracts. For natural gas, the average differential to NYMEX used for the Cherokee Basin was approximately 15% and the premium to NYMEX used for the Appalachian Basin was approximately 4%. For crude oil, the average discount to NYMEX used in the Cherokee Basin was approximately $1 per barrel and approximately $6 per barrel in the Appalachian Basin.

Natural gas futures prices at the end of September 2009 were approximately 1% to 8% lower than in June 2009 and oil futures prices were 4% to 10% higher.

•	Future revenue for the KPC Pipeline assumed PostRock would be successful in renewing the MGE contract, which expired on October 31, 2009, at similar volumes (46,000 Dth/d). However, the contract was not renewed. As management currently estimates that it will take at least 18 to 24 months to recapture current revenues on the KPC Pipeline through the addition of new customers and adding new services to the KPC Pipeline, these projections assume a higher level of revenue from the KPC Pipeline than management currently believes is achievable.

•	Lease and pipeline operating costs were based on modest projected future cost reductions due to various management initiatives to reduce operating costs and generally falling oilfield service and equipment costs.

NEITHER QRCP, QELP, QMLP NOR POSTROCK HAVE OR INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN THOUGH MANY OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Interests of Certain Persons in the Recombination

You should be aware that some directors and executive officers of QRCP, QEGP and QMGP have interests in the recombination as directors or officers that are different from, or in addition to, the interests of other stockholders of QRCP or other unitholders of QELP or QMLP.

Treatment of Equity Awards of Directors and Executive Officers

QRCP

The merger agreement provides that QRCP will take such action as necessary to vest, immediately prior to the consummation of the recombination, each unvested QRCP restricted stock award and bonus share award granted prior to the date of the merger agreement and outstanding as of the effective time of the recombination, including those held by executive officers and directors of QRCP. Each QRCP restricted stock award and bonus share award issued after the date of the merger agreement, if any, and each QRCP stock option, including those held by executive officers and directors of QRCP, will be assumed by PostRock and converted in the recombination into a PostRock restricted stock award, bonus share award and stock option, respectively, based on the QRCP exchange ratio. Each QRCP stock option, restricted stock award and bonus share award granted after the date of the merger agreement will not vest upon the consummation of the recombination. QRCP may not issue any additional equity compensation awards after the date of the merger agreement without the consent of the other parties. On December 7, 2009, pursuant to a consent signed by the parties to the merger agreement, QRCP issued a total of 1,160,870 stock bonus awards to certain key employees, including Messrs. Lawler, LeBlanc, Collins and Marlin, to become vested and payable either in five separate tranches or four separate tranches based on whether an employee has 18 or more months of service with QRCP or less than 18 months of service with QRCP, respectively. The awards to Messrs. Lawler, LeBlanc, Collins and Marlin vest as follows:

•	David Lawler: a total of 182,609 bonus shares, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013;

•	Eddie LeBlanc: a total of 121,739 bonus shares, to vest 1/4 on each of September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013;

•	Jack Collins: a total of 104,348 bonus shares, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013; and

•	Richard Marlin: a total of 69,565 bonus shares, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013.

Based on the QRCP equity compensation awards outstanding as of the date of this proxy statement/prospectus, the vesting of the following restricted stock awards and bonus share awards held by the directors and executive officers of QRCP would accelerate as a result of the recombination:

					PostRock
	Officer/	Restricted Shares/		QRCP	Equivalent
Name	Director	Bonus Shares	Vest Date	Shares	Shares

Richard Marlin	Officer	Restricted	3/16/2010	15,000	863
David Lawler	Officer	Restricted	5/1/2010	30,000	1,725
Bill Damon	Director	Bonus	8/15/2010	5,000	288
Jack Collins	Officer	Restricted	12/3/2010	20,000	1,150
Bill Damon	Director	Bonus	8/15/2011	5,000	288

The consummation of the recombination will constitute a change of control for purposes of the Quest Resource Corporation 2005 Omnibus Stock Award Plan (as amended). If an award recipient’s affiliation is terminated under certain circumstances following a change of control, including a termination initiated by QRCP or its subsidiary other than for cause, or initiated by the award recipient for good reason, any outstanding unvested equity awards held by the recipient fully vest or become fully exercisable upon such termination.

QELP

The merger agreement provides that QELP will take such action as necessary to vest, immediately prior to the consummation of the recombination, each unvested QELP restricted unit award granted prior to the date of the merger agreement and outstanding as of the effective time of the recombination, including those held by directors of QEGP. Each QELP restricted unit award issued after the date of the merger agreement, if any, will be assumed by PostRock and converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio, but will not vest upon the consummation of the recombination. QELP may not issue any additional equity compensation awards after the date of the merger agreement without the consent of the other parties. On December 7, 2009, pursuant to a consent signed by the parties to the merger agreement, QELP issued a total of 1,050,630 phantom unit awards to certain key employees, including Messrs. Lawler, LeBlanc, Collins and Marlin, to become vested and payable either in five separate tranches or four separate tranches based on whether an employee has 18 or more months of service with QELP or less than 18 months of service with QELP, respectively. The awards to Messrs. Lawler, LeBlanc, Collins and Marlin vest as follows:

•	David Lawler: a total of 165,268 phantom units, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013;

•	Eddie LeBlanc: a total of 110,178 phantom units, to vest 1/4 on each of September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013;

•	Jack Collins: a total of 94,439 phantom units, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013; and

•	Richard Marlin: a total of 62,959 phantom units, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013.

Based on the QELP equity compensation awards outstanding as of the date of this joint proxy statement/prospectus, the vesting of the following restricted unit awards held by the directors of QELP would accelerate as a result of the recombination:

			QELP	PostRock
	Officer/		Common	Equivalent
Name	Director	Vest Date	Units	Shares

Mark A. Stansberry	Director	1/28/2011	3,750	1,073
Gary Pittman	Director	1/28/2011	3,750	1,073

QMLP

Because the recombination will constitute a “liquidity event” under certain QMLP employment and restricted unit award agreements, each unvested QMLP restricted unit award outstanding as of the date of the merger agreement, including those held by executive officers and directors of QMGP, will vest in full upon completion of the recombination. Each QMLP restricted unit award issued after the date of the merger agreement, if any, will be assumed by PostRock and converted in the recombination into a PostRock restricted stock award based on the QMLP exchange ratio, but will not vest upon the consummation of the recombination. QMLP may not issue any additional equity compensation awards after the date of the merger agreement without the consent of the other parties. On December 7, 2009, pursuant to a consent signed by the parties to the merger agreement, QMLP issued a total of 744,793 restricted unit awards to certain key employees, including Messrs. Lawler, LeBlanc, Collins and Marlin, to become vested and payable either in five separate tranches or four separate tranches based on whether an employee has 18 or more months of service with QMLP or less than 18 months of service with QMLP, respectively. The awards to Messrs. Lawler, LeBlanc, Collins and Marlin vest as follows:

•	David Lawler: a total of 117,158 restricted units, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013;

•	Eddie LeBlanc: a total of 78,106 restricted units, to vest 1/4 on each of September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013;

•	Jack Collins: a total of 66,948 restricted units, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013; and

•	Richard Marlin: a total of 44,632 restricted units, to vest 1/5 on each of December 23, 2009, September 23, 2010, September 23, 2011, September 23, 2012 and September 23, 2013.

Based on the QMLP equity compensation awards outstanding as of the date of this joint proxy statement/prospectus, the vesting of the following restricted unit awards held by the executive officers and directors of QMLP would accelerate as a result of the recombination:

			QMLP	PostRock
	Officer/		Common	Equivalent
Name	Director	Vest Date	Units	Shares

Duke R. Ligon	Director	4/11/2010	2,576	1,039
Kevin R. Collins	Director	4/11/2010	2,576	1,039
Kristie Parker Wetmore	Officer	5/21/2010	5,151	2,078
Kristie Parker Wetmore	Officer	10/1/2010	6,441	2,598
Kristie Parker Wetmore	Officer	10/1/2011	6,441	2,598

Ms. Wetmore will also be entitled to a cash payment equal to the remaining base salary due under her employment agreement as a result of the recombination. If the recombination were to close on February 28, 2010, the amount of that payment would be $46,920.

In addition, 38,641 common units were awarded to Richard Andrew Hoover, the former President and Chief Operating Officer of QMGP, pursuant to a Settlement and Release Agreement with QMGP and QRCP. Pursuant to this agreement, the vesting of such units will be accelerated as a result of the recombination.

Indemnification and Insurance

The merger agreement includes provisions relating to indemnification and insurance for directors and officers of QRCP, QELP and QMLP. Please read “The Merger Agreement — Covenants and Agreements — Indemnification and Insurance” for more information.

Continuing Board and Management Positions

As provided in the merger agreement, upon the consummation of the recombination, the PostRock board of directors will consist of nine members, of whom two members will be designated by the board of directors of QRCP, three members will be designated by the conflicts committee of the board of directors of QEGP and three members will be designated by the board of directors of QMGP. The remaining member will be the principal executive officer of PostRock. The QRCP designees are William H. Damon III and Jon H. Rateau. The QEGP designees are Gary Pittman, Mark A. Stansberry and J. Philip McCormick. The QMGP designees are Daniel Spears, Duke R. Ligon and Gabriel Hammond. If any of those persons are not able or elect not to serve, the applicable board or conflicts committee will designate a substitute.

The merger agreement provides that David Lawler, the current president and chief executive officer of each of QRCP, QEGP and QMGP, will be the principal executive officer of PostRock, and that Gary Pittman, the current chairman of QEGP’s board of directors, will be the chairman of the board of directors of PostRock. If Mr. Pittman is not able or willing to serve as a director at the time of the consummation of the recombination, the PostRock board will elect a chairman.

Mr. Lawler and Mr. Pittman expect the existing management team to remain in place after the recombination. For information regarding the people expected to be officers of PostRock upon the consummation of the recombination, please read “Management of PostRock.”

Eddie LeBlanc Employment Agreement

On December 7, 2009, QRCP entered into an employment agreement with Eddie LeBlanc, QRCP’s Chief Financial Officer. The employment agreement has an initial term that ends on December 6, 2012. Upon expiration of the initial term, the employment agreement will automatically continue for successive one-year terms, unless earlier terminated in accordance with the employment agreement. However, if the recombination does not occur by December 6, 2010, the initial term will end December 6, 2010, and if a change in control (as defined in the employment agreement) occurs prior to the recombination, the initial term will end on December 6, 2012. Mr. LeBlanc’s base salary is $300,000 per year. He is eligible to participate in QRCP’s incentive bonus plan or program to the extent such plan or program is established annually by QRCP’s board of directors or compensation committee. Mr. LeBlanc’s bonus for obtaining the target level of performance under such plan will not be less than 42% of his base salary.

If Mr. LeBlanc terminates his employment with good reason (as defined in the employment agreement) or if QRCP terminates Mr. LeBlanc’s employment without “cause” (as defined in the employment agreement), QRCP will pay to Mr. LeBlanc (i) a payment equal to one month of his base salary, (ii) his base salary for the remainder of the term, (iii) his pro rata portion of any annual bonus to which he would have been entitled, and (iv) his health insurance premium payments, if any, for the duration of the COBRA continuation period or until he becomes eligible for health insurance with a different employer. If Mr. LeBlanc has suffered a disability and either QRCP or Mr. LeBlanc has terminated his employment, he will receive a lump-sum payment of $300,000 and all compensation and benefits that accrued and vested as of the date of such disability. The employment agreement also provides for restrictive covenants of non-competition and non-solicitation during the term of the employment agreement.

Payments to the QMGP Conflicts Committees

Duke Ligon and Kevin Collins, who compose the QMGP conflicts committee, each received compensation of $25,000 for their efforts in connection with the QMGP conflicts committee’s evaluation and negotiation of the merger agreement. The compensation paid to each of the members of the conflicts committee of QMGP was in addition to the compensation they receive for serving on the board of QMGP and any other committees of the board of QMGP. These payments were not contingent on any outcome of any such evaluation or negotiations.

Regulatory Approvals

The recombination currently does not meet the thresholds for furnishing premerger notification and other information to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the parties are not aware of any other material regulatory filings or approvals that are required in connection with the recombination. However, at any time before or after consummation of the recombination, the Antitrust Division, the FTC or any state attorney general, either on its own initiative or as the result of a request of third parties, could take any action under the antitrust laws deemed necessary or desirable in the public interest, including seeking to enjoin consummation of the recombination or seeking divestiture of particular assets or businesses of QRCP, QELP or QMLP.

The merger agreement requires QRCP, QELP and QMLP to use reasonable best efforts to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the consummation of the recombination and take any and all steps necessary to obtain any consents or eliminate any impediments to the recombination. QRCP, QELP and QMLP are not required to take or agree to take any action to dispose of any of their respective assets or to limit their freedom of action with respect to any of their businesses, to obtain any consents, approvals, permits or authorizations or to remove any antitrust-related impediments to the recombination, except those actions, to which the other parties agree, that are conditioned upon the consummation of the recombination and that, individually or in the aggregate, do not have and are not reasonably likely to have a material adverse effect on PostRock after the recombination.

Listing of PostRock Common Stock

It is a condition to the consummation of the recombination that the PostRock common stock issuable in the recombination be approved for listing on Nasdaq, subject to official notice of issuance.

Deregistration and Delisting of QRCP Common Stock and QELP Common Units

If the recombination is consummated, QRCP will delist its common stock from the Nasdaq Global Market and deregister its common stock under the Exchange Act, and QELP will delist its common units from the Nasdaq Global Market and deregister its common units under the Exchange Act. The stockholders of QRCP and the unitholders of each of QELP and QMLP will become stockholders of PostRock, and their rights as stockholders will be governed by Delaware law and by PostRock’s certificate of incorporation and bylaws.

QRCP and QELP intend to cease filing periodic reports pursuant to the Exchange Act with the SEC following deregistration of their respective publicly traded securities, subject to securities laws requirements.

Accounting Treatment

Prior to the recombination, QELP and QMLP are controlled by QRCP and included in the consolidated financial statements of QRCP. The recombination will be accounted for as an equity transaction among the owners of the consolidated entity using historical cost accounting with no gain or loss being recognized.

No Appraisal or Dissenters’ Rights

Under Nevada law and the QRCP articles of incorporation, QRCP stockholders will not have dissenters’ rights as a result of the QRCP merger. In addition, under Delaware law and their respective partnership agreements, QELP and QMLP unitholders do not have appraisal rights as a result of the QELP and QMLP mergers, respectively.

Resale of PostRock Common Stock

This joint proxy statement/prospectus does not cover resales of PostRock common stock received by any person upon consummation of the recombination, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Direct Registration System

PostRock intends to implement a direct registration system at the closing of the recombination, under which all shares of PostRock common stock would be in uncertificated book-entry form unless a physical certificate is requested in writing by former stockholders of QRCP or former unitholders of QELP, QMLP or QMGP.

THE MERGER AGREEMENT

The following is a summary of the merger agreement. A composite copy of the complete text of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the recombination.

The merger agreement sets forth the contractual rights of QRCP, QELP and QMLP and the other parties but is not intended to be a source of factual, business or operational information about QRCP, QELP or QMLP. That kind of information can be found elsewhere in this joint proxy statement/prospectus and in the periodic reports of each of QRCP or QELP attached as annexes to this joint proxy statement/prospectus.

As a QRCP stockholder, QELP unitholder or QMLP unitholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms or conditions. The parties’ representations, warranties and covenants were made as of specific dates and only for purposes of the merger agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating closing risk between the parties to the merger agreement, rather than to establish matters as facts. Certain of the representations, warranties and covenants in the merger agreement are qualified by information each of QRCP and QELP filed with the SEC prior to the date of the merger agreement, as well as by disclosure letters each of QRCP, QELP and QMLP delivered to the other parties prior to signing the merger agreement. Although the disclosure letters have not been made public, the parties believe that all information material to a stockholder’s or unitholder’s decision to approve the merger agreement and the applicable merger is included in this joint proxy statement/prospectus. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. You should also be aware that none of the representations or warranties has any legal effect among the parties to the merger agreement after the effective time of the mergers.

Furthermore, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of QRCP, QELP or QMLP, because any of these parties may take certain actions that are either expressly permitted in the disclosure letters to the merger agreement or as otherwise consented to by the other parties, which consent may be given without notice to the public.

In addition, the following also contains a summary of selected provisions of the support agreement entered into by QRCP, QELP, QMLP and certain QMLP unitholders in connection with the execution of the merger agreement and the form of registration rights agreement to be entered into by PostRock and certain QMLP unitholders upon consummation of the recombination. The support agreement, as amended, is attached as Annex C to this joint proxy statement/prospectus, and the form of registration rights agreement is attached as an exhibit to the merger agreement.

Form and Effective Times of the Mergers

The merger agreement contemplates that, in connection with the closing under the merger agreement, three primary mergers will occur simultaneously:

•	QRCP MergerSub, a direct wholly-owned subsidiary of PostRock, will merge with and into QRCP, with QRCP surviving as a direct wholly-owned subsidiary of PostRock (the “QRCP merger”);

•	QELP MergerSub, a direct wholly-owned subsidiary of QRCP, will merge with and into QELP, with QELP surviving as an indirect wholly-owned subsidiary of QRCP (the “QELP merger”); and

•	QMLP will merge with and into QMLP MergerSub, a direct wholly-owned subsidiary of QRCP, with QMLP MergerSub surviving as a direct wholly-owned subsidiary of QRCP (the “QMLP merger”).

The closing of the recombination will take place in Houston, Texas on the date specified by the parties to the merger agreement, which will be no later than the third business day after all of the conditions to the mergers described below in “— Conditions to the Mergers” are fulfilled or waived (other than those conditions that by their nature are to be fulfilled at the closing, but subject to the fulfillment or waiver of those conditions). The QRCP merger, the QELP merger and the QMLP merger will be effective at the same time, each as designated in certificates and articles of merger filed with the office of the Secretary of State of the State of Delaware and, in the case of the QRCP merger, the office of the Secretary of State of the State of Nevada.

Consideration to Be Received in the Recombination

In the QRCP merger, each holder of shares of QRCP common stock will have the right to receive 0.0575 shares of PostRock common stock in exchange for each share of QRCP common stock. In the QELP merger, each holder of QELP common units will have the right to receive 0.2859 shares of PostRock common stock in exchange for each QELP common unit. In the QMLP merger, each holder of QMLP common units will have the right to receive 0.4033 shares of PostRock common stock in exchange for each QMLP common unit. In addition, the QMLP general partner units held by QMGP will be converted into shares of PostRock common stock equal to the product of (x) the number of shares of PostRock common stock issuable to holders of QMLP common units as described in the preceding sentence and (y) 0.30612%. The shares of PostRock common stock issuable to QMGP will be issued to the holders of QMGP units other than QRCP in the QMGP merger described below. Any fractional shares of PostRock common stock that would otherwise be issuable in the recombination will be rounded up to the nearest whole share.

Conversion of QELP and Mergers of QEGP and QMGP

Following the QELP merger, QELP, as a wholly-owned subsidiary of QRCP, will convert into a Delaware limited liability company. In the conversion, the general partner interests in QELP will be cancelled for no consideration. QEGP will then merge with and into that limited liability company. In addition, following the QMLP merger, QMGP will merge with and into the surviving entity of the QMLP merger (the “QMGP merger”). In the QMGP merger, each holder of QMGP units other than QRCP will have the right to receive their pro rata portion of the shares of PostRock common stock receivable by QMGP in the QMLP merger described above.

Treatment of Outstanding Equity Awards

For a discussion of provisions in the merger agreement relating to the treatment of outstanding equity awards of QRCP, QELP and QMLP, please see “The Recombination — Interests of Certain Persons in the Recombination.” In addition, PostRock will assume the employee and director stock plans of QRCP and QELP effective upon the consummation of the recombination.

Adjustment to the Exchange Ratios

If, before the completion of the recombination, the outstanding shares of QRCP common stock, the outstanding common units of QELP, the outstanding common units of QMLP or the outstanding units of QMGP increase, decrease, change into or are exchanged for a different number of shares or units or different class, in each case, by reason of any reclassification, recapitalization, stock or unit split, split-up, combination or exchange of shares or units or a stock or unit dividend or dividend payable in other securities is declared with a record date prior to the consummation of the mergers, or any other similar event occurs, the QRCP merger ratio, the QELP merger ratio, the QMLP merger ratio or the QMGP merger ratio, as applicable, will be adjusted appropriately to provide PostRock and the holders of QRCP common stock, QELP common units, QMLP common units or QMGP units, as applicable, the same economic effect as was contemplated by the merger agreement prior to such event.

Procedures for Exchange of Share Certificates

PostRock has appointed Computershare Trust Company, N.A. to act as exchange agent. PostRock will deposit with the exchange agent certificates representing common stock of PostRock or shares represented by book entry to be issued pursuant to the merger agreement. Promptly after the effective time of the mergers but in no event later than three business days after the closing date, PostRock will cause the exchange agent to mail to each holder of record of shares of QRCP common stock, QELP common units, QMLP common units or QMGP units:

•	a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the exchange agent or, in the case of book entry shares or units, upon adherence to the procedures specified in the letter, and will be in such form and have such other provisions as QRCP, QELP and QMLP may reasonably agree); and

•	instructions for use in effecting the surrender of the certificates or book entry shares or units in exchange for certificates representing shares of PostRock common stock or non-certificated shares of PostRock common stock represented by book entry and any unpaid dividends and distributions on those shares of PostRock common stock.

Upon surrender of a certificate or book entry shares or units, as the case may be, for cancellation to the exchange agent, together with the letter of transmittal described above, duly executed and completed in accordance with the instructions that accompany the letter of transmittal, the holder of the certificate or book entry shares or units will be entitled to receive in exchange (1) a certificate representing that number of shares of PostRock common stock or shares represented by book entry and (2) a check representing unpaid dividends and distributions, if any, the holder has the right to receive pursuant to the provisions of the merger agreement, after giving effect to any required withholding tax. The surrendered certificate or book entry shares or units will then be canceled.

No interest will be paid or accrued on unpaid dividends and distributions, if any, payable to holders of QRCP common stock, QELP common units, QMLP common units or QMGP units. Further, no dividends or other distributions declared after the effective time of the mergers with respect to shares of PostRock common stock with a record date after the effective time of the mergers will be paid to any holder of any unsurrendered certificate or book entry shares or units with respect to the shares of PostRock common stock issuable upon the surrender of such certificate or book entry shares or units until such certificate or book entry shares or units are surrendered. If any certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by PostRock, the posting by such person of a bond in such reasonable amount as PostRock may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue, in exchange for such lost, stolen or destroyed certificate, certificates representing the shares of PostRock common stock or book-entry shares and unpaid dividends and distributions on shares of PostRock common stock deliverable in respect of those shares pursuant to the merger agreement and without interest thereon.

Any former stockholders of QRCP or former unitholders of QELP, QMLP or QMGP who have not surrendered their certificates representing QRCP common stock, QELP common units, QMLP common units or QMGP units or book entry shares or units within one year after the effective time of the mergers are required to look only to PostRock, not the exchange agent, for delivery of certificates representing shares of PostRock common stock or book-entry shares and any unpaid dividends and distributions, without interest, on the shares of PostRock common stock deliverable to those former stockholders or unitholders pursuant to the merger agreement.

Covenants and Agreements

Interim Operations

Each of QRCP, QELP and QMLP has agreed to customary covenants that place restrictions on it and its subsidiaries until the effective time of the mergers or the termination of the merger agreement. Except as set forth in the disclosure letters provided by each of QRCP, QELP and QMLP, as expressly permitted or provided for by the merger agreement, as required by applicable laws or with the written consent of the other parties, which consent is not to be unreasonably withheld, delayed or conditioned, each of QRCP, QELP and QMLP has agreed that it will:

•	conduct its, and cause its subsidiaries to conduct their, operations in the usual, regular and ordinary course in substantially the same manner as previously conducted;

•	use its reasonable best efforts to, and cause each of its subsidiaries to use its reasonable best efforts to:

•	preserve intact its business organization and goodwill,

•	keep available the services of its officers and key employees, and

•	maintain satisfactory business relationships;

•	not, and will not permit any of its subsidiaries to, amend or propose to amend its organizational documents;

•	not, and will not permit any of its subsidiaries to, issue any shares of its capital stock, partnership interests or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of the merger agreement, except pursuant to the exercise of options or upon the settlement of restricted stock or units existing on the date of the merger agreement and specified in the applicable disclosure letter;

•	not, and will not permit any of its subsidiaries to, grant any option, warrant, conversion right or other right not existing on the date of the merger agreement to acquire or otherwise with respect to shares of its capital stock, any partnership interests or other equity securities, or grant or issue any restricted stock or securities;

•	not, and will not permit any of its subsidiaries to, amend or modify any option, warrant, conversion right or other right to acquire shares of its capital stock, any partnership interests or other equity securities existing on the date of the merger agreement;

•	not, and will not permit any of its subsidiaries to, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend any employment or consulting agreement with any former, present or future officers, directors or employees, except in the ordinary course of business consistent with past practices or as required by law;

•	not, and will not permit any of its subsidiaries to, adopt any new employee benefit plan or agreement (including any stock or unit option, stock or unit benefit or stock or unit purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect;

•	not declare, set aside or pay any dividend on or make other distributions or payment with respect to any shares of its capital stock, any partnership interests or other equity securities, other than dividends or distributions by any of its direct or indirect wholly-owned subsidiaries solely to its parent, and not redeem, purchase or otherwise acquire any shares of capital stock, any partnership interests of any of its subsidiaries, or make any commitment for such action, except for the acquisition of equity securities in connection with the forfeiture of awards for no consideration;

•	not, and cause its subsidiaries not to, purchase or otherwise acquire any shares of capital stock of QRCP or partnership interests of QELP or QMLP, other than shares or common units purchased solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of restricted stock or units, stock or unit options, stock or unit appreciation rights, restricted stock units and similar awards by the grantees of such awards;

•	not, and will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, any of its assets, except:

•	sales of inventory or surplus or obsolete assets for fair value in the ordinary course of business consistent with past practice;

•	other arm’s-length sales or transfers for aggregate consideration not exceeding $250,000 for each of QRCP, QELP and QMLP and their subsidiaries; and

•	sales or other transfers from QELP, QMLP or any of their subsidiaries to QRCP that are approved by the conflicts committee of the board of directors of QEGP or QMGP, respectively;

•	not, and will not permit any of its subsidiaries to, acquire or make any capital contribution to or investment in the assets or stock of another person, whether by merger, consolidation, tender offer, share exchange or other activity other than investments in wholly-owned subsidiaries, except:

•	the mergers contemplated by the merger agreement;

•	acquisitions, capital contributions or investments up to an aggregate amount for each of QRCP, QELP and QMLP and their subsidiaries of $250,000; or

•	acquisitions of assets of, capital contributions to or investments in QELP, QMLP or their subsidiaries by QRCP, which are approved by the conflicts committee of the board of directors of QEGP or QMGP, respectively;

•	not, and will cause its subsidiaries not to, change any material accounting principle or practice used by it except as required by a change in generally accepted accounting principles or law;

•	use, and will cause its subsidiaries to use, reasonable best efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage;

•	not, and will not permit any of its subsidiaries to:

•	make any tax election other than in the ordinary course of business consistent with past practice or change or revoke any material tax election,

•	file any amended tax return,

•	adopt any tax accounting method other than in the ordinary course of business consistent with past practice,

•	enter into any tax sharing agreement,

•	settle any tax claim or assessment or consent to any tax claim or assessment, except as required by law,

•	enter into any agreement with any governmental authority regarding taxes,

•	consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes, or

•	file any return other than on a basis consistent with past practice;

•	not, and will not permit any of its subsidiaries to, incur any indebtedness for borrowed money in excess of $250,000 in the aggregate, or guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any of its or its subsidiary’s debt securities, or guarantee any debt securities of others, except for

•	borrowings from its existing credit facility in the ordinary course of business,

•	borrowings to repay or repurchase its other existing indebtedness, or

•	borrowings in respect of intercompany debt as permitted under existing credit facilities;

•	not, and will not permit any of its subsidiaries to, enter into any material lease or create any material liens or encumbrances (other than certain permitted liens securing debt that is permitted as described above) on any of its property other than in the ordinary course of business or with or between a subsidiary;

•	not take any action that would reasonably be expected to result in any condition to the consummation of the mergers not being satisfied;

•	not, and will not permit any of its subsidiaries to, enter into any material contract or agreement or terminate or amend in any material respect, or waive any material rights under, any material contract or agreement, except in the ordinary course of business consistent with past practice;

•	not, and will not permit any of its subsidiaries to, settle any claims, demands, lawsuits or governmental proceedings for damages to the extent such settlements in the aggregate involve damages in excess of $250,000 (other than any claims, demands, lawsuits or governmental proceedings to the extent insured, reserved against in the financial statements or covered by an undisputed indemnity obligation);

•	not, and will not permit any of its subsidiaries to, settle any claims, demands, lawsuits or governmental proceedings seeking an injunction or other equitable relief where the settlement would have material adverse effect on QRCP, QELP or QMLP, as applicable;

•	not, and will not permit any of its subsidiaries to, make any capital expenditure in excess of $250,000 in the aggregate, other than as required on an emergency basis for safety of persons or the environment or as provided in the 2009 capital budget for QRCP, QELP or QMLP, as applicable;

•	not, and will not permit any of its subsidiaries to, fail to file on a timely basis any applications or other documents necessary to maintain, renew or extend any material permit, license, variance or any other material approval by any governmental entity for the continuing operation of their business;

•	not, and will not permit any of its subsidiaries to, voluntarily dissolve or otherwise adopt a plan of complete or partial dissolution or liquidation;

•	not, and will not permit any of its subsidiaries to, do business in any country in which such entity is not doing business as of the date of the merger agreement or enter into any joint venture or partnership in which the fair market value of such party or subsidiary’s aggregate investments and commitments exceed $250,000;

•	not, and will not permit any of its subsidiaries to, enter into:

•	any non-competition agreement or other agreement that purports to limit in any material respect either the type of business in which QRCP, QELP, QMLP or any of their subsidiaries, as applicable, or PostRock or any of its subsidiaries may engage or the manner or locations in which any of them may so engage in any business or that could require the disposition of any material assets or line of business of such party,

•	any agreement requiring QRCP, QELP or QMLP, as applicable, to deal exclusively with a person or related group of persons,

•	any other agreement or series of related agreements with respect to which QRCP, QELP or QMLP, as applicable, would be required to file with the SEC a Current Report on Form 8-K, that is reasonably likely to provide for payments in excess of $250,000 in any twelve-month period or that would or would be reasonably likely to prevent, delay or impair the ability of QRCP, QELP or QMLP, as applicable, to consummate the transactions contemplated by the merger agreement;

•	not, and will not permit any of its subsidiaries to, enter into any additional commodity hedge transactions not approved by a hedging committee comprising one member designated by each of the QRCP board of directors and the conflicts committees of the boards of directors of QEGP and QMGP; and

•	not, and will not permit any of its subsidiaries to, agree or commit to take any of the prohibited actions described above.

QRCP’s obligation to cause its subsidiaries to comply with these covenants does not extend to action taken by the QELP board of directors or the QMLP board of directors.

In addition, QRCP will not take or propose to take any action to remove any member of the board of directors of QEGP or QMGP, increase or decrease the number of members on those boards of directors or otherwise interfere with the management or control of QELP by the board of directors of QEGP or the management or control of QMLP by the board of directors of QMGP. Without the prior written consent of each of QELP and QMLP, QRCP shall not take any action to increase the number of members of its board of directors.

Regulatory Filings and Related Matters

Pursuant to the merger agreement, QELP, QRCP and QMLP have also agreed to:

•	use their reasonable best efforts to cooperate with one another in:

•	determining which filings are required to be made with, and which consents, approvals, permits or authorizations are required to be obtained from, governmental or regulatory authorities, and

•	timely making all such filings and timely seeking all required consents, approvals, permits or authorizations;

•	to the extent permitted by law, promptly notify each other of any communication from any governmental or regulatory authority concerning the mergers and permit the other parties to review in advance any proposed communication to any authority concerning the mergers;

•	not participate or agree to participate in any meeting or discussion with any governmental or regulatory authority in respect of any filing, investigation or other inquiry about the mergers unless the other parties are consulted in advance and, to the extent allowed, given the opportunity to attend and participate;

•	to the extent permitted by law, furnish each other with copies of all correspondence, filings and communications with any governmental or regulatory authority about the mergers;

•	furnish each other with necessary information and reasonable assistance that the other parties reasonably request in connection with the preparation of necessary filings, registrations or submissions of information to any authorities;

•	use reasonable best efforts to:

•	do all things necessary, proper or advisable to consummate the mergers in an expeditious manner, including using reasonable best efforts to satisfy the conditions precedent to the consummation of the mergers, to obtain all necessary authorizations, consents and approvals, to effect all necessary registrations and filings, to obtain the consents contemplated by the merger agreement, and to obtain the credit facilities to be entered into by PostRock at the effective time of the mergers;

•	cause the expiration or termination of the applicable waiting period under any applicable antitrust laws;

•	avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the consummation of the mergers; and

•	take any and all steps necessary to obtain any consents or eliminate any impediments to the mergers.

The merger agreement does not require QRCP, QELP and QMLP to dispose of any of their respective assets or to limit their freedom of action with respect to any of their businesses, to obtain any consents, approvals, permits or authorizations or to remove any antitrust-related impediments to the mergers or to commit or agree to any of the foregoing, except those actions, to which the other parties agree, that are conditioned upon the consummation of the mergers and that, individually or in the aggregate, do not have and are not reasonably likely to have a material adverse effect on PostRock after the mergers.

Additional Agreements

Pursuant to the merger agreement, each of QRCP, QELP and QMLP also has agreed to:

•	use its reasonable best efforts to cause each member of its board of directors to resign as a director of such board as of the effective time of the mergers;

•	subject to the matters described below under “— No Solicitation,” take all necessary action to call, give notice of, convene and hold a meeting of its stockholders or unitholders as promptly as practicable after the registration statement of which this joint proxy/prospectus is a part has been declared effective to consider and vote upon the approval of the merger agreement and the mergers, to recommend approval of the merger agreement and the mergers by stockholders or unitholders and to use its reasonable best efforts to solicit approval by its stockholders or unitholders in favor of approval of the merger agreement and the mergers;

•	to the extent permitted by law, provide the other parties reasonable access to its properties, records, files, correspondence, audits and other information;

•	to the extent permitted by law and applicable securities exchange listing arrangements, consult with one another and obtain the other parties’ prior consent before issuing any press releases and other announcements regarding the mergers;

•	ensure that the information provided by each of them for inclusion in this joint proxy statement/prospectus will not include an untrue statement of a material fact or omit to state a material fact required to be stated

therein or necessary to make the statement therein, in the light of the circumstances under which they were made, not misleading, at the time of the mailing of this joint proxy statement/prospectus to QRCP stockholders and QELP common unitholders and at the time of the QRCP stockholder meeting and the QELP common unitholder meeting, respectively;

•	use its reasonable best efforts to have timely delivered to the other parties a “comfort” letter from its independent public accounting firm;

•	terminate certain intercompany agreements among them and their subsidiaries effective upon consummation of the mergers;

•	grant such approvals and take necessary action to eliminate or minimize the effects on the recombination of any takeover statute that is or may become applicable to the recombination;

•	give the other parties the opportunity to participate in the defense or settlement of any stockholder litigation against a party and its directors relating to the mergers and to allow the other party to agree in advance to any such settlement; and

•	promptly notify the other parties if any representation or warranty made by it or contained in the merger agreement becomes untrue or inaccurate in any material respect or if it fails to comply with or satisfy in any material respect any covenant, condition or agreement under the merger agreement.

In addition to the covenants listed above, pursuant to the merger agreement, QRCP has agreed to:

•	use its reasonable best efforts to cause PostRock to promptly prepare and submit to Nasdaq a listing application covering the shares of PostRock common stock issuable in connection with the mergers and use its reasonable best efforts to obtain, before the consummation of the mergers, Nasdaq’s approval for the listing of those shares;

•	take any action necessary under the QRCP rights plan so that the rights to acquire preferred stock attached to the QRCP common stock do not separate from the common stock or otherwise become exercisable as a result of the merger agreement or the mergers and so that the rights plan expires immediately prior to the effective time of the mergers; and

•	take all action necessary to cause PostRock, QRCP MergerSub, QELP MergerSub and QMLP MergerSub to perform their covenants under the merger agreement and to consummate the mergers.

Each of QRCP, PostRock and QRCP MergerSub has agreed to use its reasonable best efforts to cause the QRCP merger to qualify as a “reorganization” as described under “Material U.S. Federal Income Tax Consequences of the Recombination — Tax Consequences to QRCP Stockholders and QELP and QMLP Unitholders — Tax Treatment of QRCP Merger to QRCP Stockholders — Tax Characterization of QRCP Merger.”

PostRock has agreed to enter into a registration rights agreement with certain of QMLP’s unitholders with respect to the PostRock common stock that such unitholders will receive in the recombination. For additional information about the registration rights agreement, please see “— Registration Rights Agreement.”

QRCP has acknowledged that none of QMGP, QEGP or their respective boards or conflicts committees has any duty (including any fiduciary duty) to consider the interests of QRCP in analyzing, considering and making decisions and recommendations with respect to the recombination.

Indemnification and Insurance

Pursuant to the merger agreement, PostRock has agreed, except as set forth in the disclosure letters of the parties:

•	for a period of six years after the effective time of the mergers, to indemnify, hold harmless and advance expenses to, to the greatest extent permitted by law, each person who is, or has been at any time prior to the effective time of the mergers, an officer or director of QRCP, QELP or QMLP or their respective subsidiaries, with respect to all acts or omissions by them in their capacities as such or taken at the request of QRCP, QELP or QMLP, as applicable, at any time prior to the effective time of the mergers;

•	to honor all indemnification agreements, expense advancement and exculpation provisions with any of such officers or directors of QRCP, QELP or QMLP or their respective subsidiaries (including under the organizational documents) in effect as of the date of the merger agreement; and

•	for a period of six years after the effective time of the mergers, to maintain officers’ and directors’ liability insurance covering the individuals who are, or at any time prior to the effective time of the mergers were, covered by the existing officers’ and directors’ liability insurance policies of QRCP, QELP or QMLP, as applicable, on terms substantially no less advantageous to such individuals, provided that, in connection with procuring such insurance, PostRock will not be required to pay annual premiums in an aggregate amount in excess of 300% of the aggregate amount of the last annual premium paid by QRCP, QELP and QMLP prior to the date of the merger agreement with respect to the existing insurance (it being understood that, if such 300% cap is met, PostRock will purchase as much coverage for the officers and directors who were the beneficiaries of the existing insurance as reasonably practicable for such amount).

No Solicitation

Each of QRCP, QELP and QMLP has agreed that it will not, and will not permit any of its subsidiaries or any of their respective officers, directors, employees, agents or representatives to, directly or indirectly:

•	initiate, solicit, encourage or knowingly facilitate any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, an “alternative proposal” with respect to such party as described below;

•	engage or participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any alternative proposal;

•	approve, endorse or recommend any alternative proposal or any letter of intent or agreement relating to any alternative proposal, or enter into any such letter of intent or agreement; or

•	amend, terminate, waive or fail to enforce any standstill agreement or confidentiality agreement entered into in connection with an alternative proposal.

The merger agreement provides that an “alternative proposal” with respect to QRCP, QELP or QMLP means any inquiry, proposal or offer from any person or group relating to, or that could reasonably be expected to lead to:

•	a merger, tender or exchange offer, consolidation, reorganization, reclassification, recapitalization, liquidation or dissolution, or other business combination involving such party or its subsidiaries;

•	with respect to QRCP, the issuance by QELP or QMLP of any general partner interest or the issuance by QRCP, QELP or QMLP of capital stock or partnership interests constituting more than 15% of such class of capital stock or partnership interests;

•	with respect to QELP and QMLP, the issuance by such party of any general partner interests, or any partnership interests constituting more than 15% of such class of partnership interests;

•	with respect to QRCP, the acquisition of any general partner interest in QELP or QMLP, capital stock of QRCP or partnership interests of QELP or QMLP, in each case constituting more than 15% of such class of capital stock or partnership interests;

•	with respect to QELP and QMLP, the acquisition of partnership interests in such party constituting more than 15% of such class of partnership interests; or

•	the acquisition of assets of such party and its subsidiaries, taken as a whole, that constitute more than 15% of the consolidated total assets or revenue of such party and its subsidiaries.

Nothing in the merger agreement, however, prevents QRCP, QELP or QMLP from:

•	at any time prior to the approval of the merger agreement by that party’s stockholders or unitholders, in response to an unsolicited bona fide written alternative proposal that did not result from a breach of the merger agreement and that the party’s board of directors determines in good faith (after consultation with outside counsel and financial advisors) constitutes or could reasonably be expected to result in a “superior proposal” (as defined below), if that party’s board of directors determines (after consultation with outside counsel) that the following actions could reasonably be expected to be necessary to comply with its fiduciary duties under applicable laws:

•	furnishing information with respect to that party and its subsidiaries to the person making the alternative proposal pursuant to a customary confidentiality agreement (provided that party also provides such information and confidentiality agreement to the other parties to the merger agreement), and

•	participating in discussions or negotiations with the person making the alternative proposal regarding the alternative proposal;

•	with respect to QRCP and QELP, disclosing to its stockholders or unitholders, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or, with respect to QRCP, QELP and QMLP, making any disclosure to its stockholders or unitholders, as applicable, if the party’s board of directors determines in good faith (after consultation with outside counsel) that failure to make this disclosure would be inconsistent with its fiduciary duties under applicable law.

Each of QRCP, QELP and QMLP has agreed in general that its board of directors and any committee thereof will not make a “change in board recommendation,” which is defined as a withdrawal, modification or qualification in a manner adverse to the other parties, or a resolution or public proposal to withdraw, modify or qualify in a manner adverse to the other parties, of the board’s or committee’s recommendation to its stockholders or unitholders, as applicable, with respect to the merger agreement and the mergers. At any time prior to obtaining the approval of the merger agreement by that party’s stockholders or unitholders, however, the board of directors of QRCP, QELP or QMLP may make a change in board recommendation:

•	in response to a “superior proposal” or

•	if that board of directors determines in good faith (after consultation with outside counsel and financial advisors) that a change in board recommendation is necessary in order to comply with its fiduciary duties under applicable laws and provides at least five days’ notice to the other parties of its intention to make a change in board recommendation, during which time the other parties may propose modifications to the terms of the merger agreement or the mergers that would eliminate the need to make the change in board recommendation, which modifications, if so proposed, such board of directors is obligated to consider in good faith.

For purposes of the merger agreement, the term “superior proposal” means an alternative proposal which:

•	if consummated would result in the purchase or acquisition of (1) more than 75% of the voting power of such party’s common stock or partnership interests or (2) more than 75% of the consolidated total assets of such party and its subsidiaries, taken as a whole,

•	reflects terms which such party’s board of directors determines in good faith (after consultation with outside legal counsel and financial advisors) to be, if consummated, more favorable to the holders of QRCP common stock, QELP common units or QMLP common units than the QRCP merger, the QELP merger or the QMLP merger, respectively (including any proposal or offer by the other parties to amend the terms of the merger agreement), and

•	is reasonably capable of being completed, taking into account all financial, regulatory and legal aspects of such proposal.

In addition, each of the parties has agreed to promptly (and in any event within 24 hours) advise the other parties of the receipt of (1) any alternative proposal or any indication or inquiry with respect to or that would reasonably be expected to result in an alternative proposal, (2) any request for non-public information about such party and its subsidiaries (other than in the ordinary course of business and not reasonably expected to be related to an alternative proposal), or (3) any inquiry or request for discussion regarding an alternative proposal. Each of QRCP, QELP and QMLP has agreed to provide the other parties with copies of any documents or correspondence evidencing any such alternative proposal and keep the other parties reasonably informed of the status (including any material change to the terms) of any such alternative proposal or indication or inquiry.

Representations and Warranties

QRCP, PostRock and the Merger Subs, as a group, QELP and QEGP, as a group, and QMLP and QMGP, as a group, have made various representations and warranties in the merger agreement. Such representations and warranties are substantially the same for all three groups. The representations and warranties are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement, including qualifications as to materiality and “material adverse effect,” specific exceptions noted in each party’s disclosure letters and disclosures in the reports filed with the SEC by QRCP and QELP on or after December 31, 2008 and prior to the date of the merger agreement.

These representations and warranties pertain to:

•	the organization, good standing and foreign qualification of each member of the group and the authority to own, operate and lease their respective properties and to carry on their respective businesses as currently conducted;

•	the authorization, execution, delivery and enforceability of the merger agreement and related agreements;

•	capitalization;

•	subsidiaries;

•	compliance with laws and possession of permits;

•	the absence of conflicts under such party’s charter documents, certain agreements and applicable laws resulting from each group’s execution and delivery of the merger agreement or consummation of the transactions contemplated thereby;

•	required consents;

•	in the case of QRCP and QELP, the documents and reports that they have filed with the SEC;

•	financial statements and internal controls;

•	litigation, investigations, proceedings, court orders and decrees;

•	the absence of certain events, changes or effects since December 31, 2008;

•	taxes;

•	employee benefit plans and labor matters;

•	environmental matters;

•	intellectual property matters;

•	insurance;

•	broker’s fees and similar fees;

•	receipt of opinions from financial advisors to QRCP and QELP and board approvals by QRCP, QELP and QMLP;

•	the stockholder or unitholder votes required in connection with the approval and adoption of merger agreement;

•	material contracts;

•	improper payments;

•	takeover statutes and rights plans;

•	the information provided for inclusion in this joint proxy statement/prospectus;

•	title and ownership of property and equipment and related matters;

•	in the case of QRCP and QELP, oil and gas property matters;

•	in the case of QMLP, FERC matters;

•	hedging;

•	gas regulatory matters; and

•	investment company status.

The sole purpose of the representations and warranties is to determine the satisfaction or failure of the closing conditions related to the representations and warranties described below. None of these representations and warranties will survive after the effective times of the mergers, and no party will have any liability or claim with respect to any breach of a representation or warranty whether or not the mergers are consummated.

For purposes of the merger agreement, the term “material adverse effect” means, with respect to any group of parties, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in:

•	the business, assets, properties, liabilities, financial condition or results of operations of such group of parties and their subsidiaries, taken as a whole, except for any such change or effect that arises or results from:

•	changes in general economic, capital market, regulatory or political conditions or changes in law or the interpretation thereof,

•	changes that affect generally the industries in which such group is engaged,

•	with respect to QRCP and QELP, any change in the trading prices or trading volume of the QRCP common stock or QELP common units, as applicable (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a material adverse effect),

•	any changes or fluctuations in the prices of oil, natural gas and any other commodity,

•	the announcement or pendency of the merger agreement, including any loss of sales or employees or labor disputes,

•	any war, act of terrorism, civil unrest, acts of God or similar events after the date of the merger agreement,

•	any action taken or not taken by a party at the direction of another party or to comply with the merger agreement,

•	with respect to QELP, a specified subsidiary, or

•	with respect to QRCP, specified assets; or

•	the ability of such group of parties to consummate the transactions contemplated by the merger agreement or to fulfill the conditions to closing.

For purposes of the meaning of a material adverse effect with respect to QRCP and its subsidiaries, taken as a whole, QEGP, QMGP and their subsidiaries are not included in the subsidiaries of QRCP.

Conditions to the Mergers

Mutual Conditions to Each Party’s Obligation to Effect the Mergers

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of each of the parties to the merger agreement:

•	all necessary approvals of the merger agreement and the respective mergers from the QRCP stockholders, the QELP unitholders and the QMLP unitholders have been obtained;

•	no order or injunction of a court of competent jurisdiction or other legal restraint or prohibition that prohibits the consummation of any of the mergers is in effect;

•	the SEC has declared the registration statement, of which this joint proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement is in effect and no proceeding for that purpose has been initiated or threatened;

•	the shares of PostRock common stock to be issued in the mergers have been authorized for listing on Nasdaq, subject to official notice of issuance;

•	QRCP, QELP and QMLP have obtained all specified bank consents (this condition has been satisfied);

•	the restated certificate of incorporation of PostRock included as an exhibit to the merger agreement has been filed with the Secretary of State of the State of Delaware and is effective in accordance with Delaware law; and

•	PostRock and its subsidiaries have entered into one or more credit facilities (to be effective at the effective time of the mergers), with PostRock and/or any such subsidiary as the borrower or borrowers thereunder, in the form and with terms as are reasonably acceptable to the board of directors of QRCP and the conflicts committee of each of QEGP and QMGP.

On December 17, 2009, each of QRCP, QELP and QMLP acknowledged that the condition to the recombination regarding the arrangement of one or more credit facilities for PostRock and its subsidiaries on terms reasonably acceptable to the board of directors of QRCP and the conflicts committee of each of QEGP and QMGP has been satisfied. Such acknowledgement is conditioned upon the credit agreements of each of QRCP, QELP and QMLP, as amended, being in effect at the closing on the same terms as existed on December 17, 2009.

Additional Conditions to Each Party’s Obligation to Effect the Mergers

In addition to the conditions described above, no party is obligated to effect the mergers unless the following conditions are satisfied or waived by that party on or before the closing date:

•	the other parties have performed, in all material respects, their respective covenants and agreements under the merger agreement;

•	specified representations and warranties of the other parties are true and correct in all material respects as of the date of the merger agreement and the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	the other representations and warranties of the other parties are true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the date of the merger agreement and the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty;

•	with respect to the obligations of QRCP to effect the recombination, QRCP and PostRock have received the opinion of Stinson Morrison Hecker LLP as to the matters described under “Material U.S. Federal Income Tax Consequences of the Recombination — Tax Consequences to QRCP Stockholders and QELP and QMLP Unitholders — Tax Treatment of QRCP Merger to QRCP Stockholders — Tax Characterization of QRCP Merger”;

•	with respect to the obligation of QELP to effect the recombination, an agreement that extended the right of a QMLP investor to bring certain claims related to QMLP’s November 2007 private placement has terminated (this condition has been satisfied); and

•	no change, event, occurrence, state of facts or development has occurred and is continuing that, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on another party.

Termination of the Merger Agreement

The board of directors of QRCP, QEGP or QMGP may terminate the merger agreement at any time prior to the consummation of the mergers by mutual written consent (even if the stockholders and unitholders of the parties have approved the merger agreement and the mergers) or if:

•	the parties have not consummated the mergers by March 31, 2010, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the mergers to occur on or before that date;

•	the QRCP stockholders, the QELP unitholders or the QMLP unitholders do not approve the merger agreement and the applicable merger upon a vote at a meeting called for that purpose;

•	a court of competent jurisdiction or federal, state or governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action has become final and nonappealable, as long as the party seeking to terminate the merger agreement for this reason has complied with the covenants in the merger agreement that relate to governmental filings and approvals and, with respect to other matters not covered by such covenants, must have used its reasonable best efforts to remove such injunction, decree or order;

•	the condition to closing that PostRock and its subsidiaries enter into one or more credit agreements to be effective at the effective time of the mergers has become incapable of being satisfied, so long as the party seeking to terminate has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that has caused or resulted in such condition becoming incapable of being satisfied;

•	another party has breached any representation or warranty or failed to perform any covenant or agreement in the merger agreement, or any representation or warranty of another party has become untrue, in any case such that the condition to the closing of the merger agreement related to the performance of the covenants and agreements in the merger agreement by that other party and the accuracy of the representations and warranties of that other party would not be satisfied as of the date of the termination, and the breach is not curable or, if curable, is not cured within 30 days after the party desiring to terminate the merger agreement gives written notice of the breach to the breaching party, and the party desiring to terminate the merger agreement is not, at the time of the termination, in breach of any representation, warranty, covenant or agreement in the merger agreement that would give rise to the right of another party to terminate the merger agreement;

•	the board of directors of another party has made a change in board recommendation; or

•	the board of directors of the party desiring to terminate the merger agreement has made a change in board recommendation and paid the termination fee described below unless the other parties exercise their matching rights.

Expenses and Termination Fees

Whether or not the mergers are consummated, the costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid on the basis of 10% by QRCP, 45% by QELP and 45% by QMLP, except that all costs and expenses of mailing this joint proxy statement/prospectus to, and soliciting proxies (including fees of proxy solicitors) from, the QRCP stockholders and the QELP unitholders will be paid 50% by QRCP and 50% by QELP and all costs and expenses of mailing this joint proxy statement/prospectus to, and soliciting proxies from, the QMLP unitholders will be paid by QMLP. If the merger agreement is terminated based on a party’s breach of, or failure to perform, any covenant or agreement, the breaching party will reimburse the other parties for their expenses up to $750,000 in the aggregate for each other party.

Termination Due to Change in Board Recommendation

If the merger agreement is terminated based on a change in board recommendation, the party whose board made the change in board recommendation will pay each of the other two parties prior to or upon the termination a cash termination fee of $250,000 (for an aggregate of $500,000).

Termination Due to Alternative Proposal

In the event that:

•	an alternative proposal is made to a party or is made directly to the stockholders or unitholders of that party generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make an alternative proposal with respect to such party;

•	the merger agreement is terminated by any party because:

•	the parties have not consummated the mergers by March 31, 2010, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the mergers to occur on or before that date, or

•	the stockholders or unitholders of the party that is the subject of the alternative proposal do not approve the merger agreement upon a vote at a meeting called for that purpose; and

•	within 365 days after the termination of the merger agreement, the party that is the subject of the alternative proposal, or any of such party’s subsidiaries, enters into a definitive agreement with respect to, or consummates, any alternative proposal, the party that is the subject of the alternative proposal shall pay to each of the other two parties a cash termination fee equal to $250,000 (for an aggregate of $500,000) (unless earlier paid as described above) on the earlier of the date that party or its subsidiary enters into the definitive agreement with respect to any alternative proposal and the date any alternative proposal is consummated.

Amendment; Extensions and Waivers

The parties may amend the merger agreement, by action taken or authorized by their boards of directors, at any time before or after approval of the matters presented in connection with the mergers by the QRCP stockholders, the QELP unitholders or the QMLP unitholders. After such approval by the stockholders and unitholders, however, no amendment to the merger agreement may be made that by law requires the further approval of the stockholders or unitholders unless that further approval is obtained.

At any time prior to the effective time of the mergers, each party may, by action taken by its board of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

Governing Law

The merger agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions of Delaware law that would cause the laws of other jurisdictions to apply.

Support Agreement

In connection with the execution of the merger agreement, QRCP, QELP, QMLP and certain QMLP unitholders have entered into a support agreement (which has subsequently been amended) pursuant to which, subject to specified conditions:

•	QRCP, which owns 3.2 million QELP common units and all of the QELP subordinated units, agreed, and granted a proxy to the chairman of the board of directors of QEGP, to vote its QELP common units and subordinated units to approve and adopt the merger agreement and the QELP merger and against certain competing transactions, in each case to the extent such units are entitled to vote on such matter;

•	QRCP, which owns all of the QMLP subordinated units, agreed, and granted a proxy to the chairman of the board of directors of QMGP, to vote its QMLP subordinated units to approve and adopt the merger agreement and the QMLP merger and against certain competing transactions, in each case to the extent such units are entitled to vote on such matter;

•	the QMLP unitholders that are party to the support agreement, who in the aggregate own approximately 73% of the QMLP common units, agreed, and granted a proxy to the chairman of the board of directors of QEGP, to vote their QMLP common units to approve and adopt the merger agreement and the QMLP merger and against certain competing transactions; and

•	the QMLP unitholders that are party to the support agreement that also own membership interests in QMGP approved, authorized and consented to the QMGP merger.

Each QMLP unitholder that is a party to the support agreement has agreed that it will not exercise its right under an investors’ rights agreement among QMLP, QMGP, QRCP and certain QMLP unitholders to require QMGP to effect a sale of QMLP. In addition, each QMLP unitholder that is a party to the support agreement has agreed that, during the term of the support agreement, it will not take any action to amend the QMLP partnership agreement or take any other actions to change the voting rights of the unitholders of QMLP in connection with the QMLP merger or to create any impediment on its ability to vote its QMLP common units in connection with the QMLP merger or any other transactions contemplated by the merger agreement.

The obligations of QRCP under the support agreement are subject to QRCP’s obligations under a pledge and security agreement by QRCP for the benefit of the administrative agent and collateral agent under its secured credit facility. If QRCP is required to perform any of its obligations under the support agreement and, at that time, such performance would require a consent under the pledge and security agreement, QRCP will be required to use its reasonable best efforts to obtain such consent reasonably in advance of the time such performance is required.

Each of the parties to the support agreement has agreed not to voluntarily transfer, pledge, encumber or otherwise dispose of any of such party’s subject units during the term of the agreement. In addition, except as permitted by the merger agreement, each QMLP unitholder that is a party to the support agreement has agreed that it will not:

•	initiate, solicit, encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, a QMLP alternative proposal;

•	engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to, QMLP and its subsidiaries, in connection with, or have any discussions with any person relating to, an actual or proposed QMLP alternative proposal, or otherwise encourage or facilitate any effort or attempt to make or implement a QMLP alternative proposal;

•	endorse or recommend any QMLP alternative proposal;

•	endorse or recommend or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any QMLP alternative proposal; or

•	propose or agree to do any of the foregoing.

The support agreement will terminate upon the earliest to occur of (a) the effective time of the QMGP merger, (b) the termination of the merger agreement in accordance with its terms, (c) the execution and delivery of any amendment to or waiver of a material term or condition of the merger agreement in a manner adverse to QRCP without the prior written consent of QRCP and (d) the execution and delivery of any amendment to or waiver of a material term or condition of the merger agreement in a manner adverse to the QMLP unitholders that are party to the support agreement without the prior written consent of such unitholders holding a majority of the units held by such holders.

The foregoing description of the support agreement is a summary only. For additional information, please see the full text of the support agreement, a copy of which is attached as Annex C to this joint proxy statement statement/prospectus.

Registration Rights Agreement

Pursuant to the merger agreement, PostRock agreed to grant to certain current QMLP unitholders registration rights under a registration rights agreement that will be entered into on the closing date of the recombination. The registration rights agreement requires PostRock to file a resale registration statement to register the shares of PostRock common stock that will be received by such QMLP unitholders in the recombination if, at any time on or after the date that is 90 days after the closing date of the recombination, any such QMLP unitholders make a written request to PostRock for registration of their shares. Under the registration rights agreement, PostRock will be required to use its commercially reasonable efforts to cause such resale registration statement to become effective within 210 days after its initial filing.

If PostRock fails to file the registration statement when required or the registration statement does not become effective when required or becomes unusable for specified periods of time in excess of permitted suspension periods, then PostRock will be required to pay liquidated damages to the holders of registrable securities. The amount of liquidated damages will equal 0.25% of the “liquidated damages multiplier” per 30-day period for the first 60 days, increasing by an additional 0.25% of the liquidated damages multiplier per 30-day period for each subsequent 60 days, up to a maximum of 1.0% of the liquidated damages multiplier per 30-day period. The liquidated damages multiplier is the dollar amount equal to the number of registrable securities held by the holders times the closing price on the closing date of the recombination. PostRock will be required to pay liquidated damages in cash. If, however, the payment of cash will result in a breach of any of PostRock’s credit facilities or other material debt, then PostRock can pay liquidated damages in additionally issued shares of its common stock.

If one or more holders who are party to the agreement elects to dispose of registrable securities under the resale registration statement in an underwritten offering and such holders reasonably anticipate gross proceeds from such underwritten offering would be at least $20 million, PostRock will be required to take all such reasonable actions as are requested by the managing underwriters to expedite and facilitate the registration and disposition of the securities in the offering.

In addition, if PostRock proposes to register securities under the Securities Act, then the holders who are party to the agreement will have “piggy-back” rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that PostRock register their registrable securities. There is no limit to the number of these “piggy-back” registrations in which these holders may request their shares be included.

PostRock generally will bear the registration expenses incurred in connection with registrations. PostRock will agree to indemnify the holders who are party to the agreement against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the agreement.

The foregoing description of the registration rights agreement is a summary only. For additional information regarding the registration rights that will be granted to certain QMLP unitholders, please see the full text of the registration rights agreement, a form of which is included as an exhibit to the merger agreement, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECOMBINATION

The following discussion sets forth the material U.S. federal income tax consequences of the recombination to U.S. holders (as defined below). This discussion addresses only those U.S. holders that hold their QRCP common stock, QELP common units or QMLP common units, as the case may be, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of QRCP common stock, QELP common units or QMLP common units that received such common stock or common units, as the case may be, through the exercise of an employee stock option (in the case of QRCP), pursuant to a tax qualified retirement plan or otherwise as compensation;

•	holders of options, or holders of restricted stock, restricted units, bonus shares or bonus units, granted under any QRCP, QELP or QMLP benefit plan;

•	a person that is not a U.S. holder;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of QRCP common stock, QELP common units or QMLP common units that holds such common stock or common units, as the case may be, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a U.S. expatriate.

This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Code, the Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This summary of the material U.S. federal income tax consequences of the recombination to U.S. holders is for general information only and is not tax advice. The determination of the actual tax consequences of the recombination to a U.S. holder will depend on the holder’s specific situation. U.S. holders of QRCP common stock, QELP common units and QMLP common units should consult their own tax advisors as to the tax consequences of the recombination in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of QRCP common stock, QELP common units (other than QRCP) or QMLP common units that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (x) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person, or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source.

The U.S. federal income tax consequences of the recombination to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds QRCP stock, QELP common units or QMLP common units generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding QRCP common stock, QELP common units or QMLP common units should consult their own tax advisors.

None of QRCP, QELP, QMLP or PostRock have requested a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences of the recombination and, as a result, the IRS may disagree with any of the conclusions described below.

Tax Consequences to QRCP Stockholders and QELP and QMLP Unitholders

Tax Treatment of QRCP Merger to QRCP Stockholders

Tax Characterization of QRCP Merger.  Stinson Morrison Hecker LLP will issue an opinion to QRCP and PostRock as of the date on which the recombination is consummated to the effect that the QRCP merger will qualify as a tax-free “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and that U.S. holders of QRCP common stock receiving only PostRock voting common stock in exchange therefor will not recognize any gain or loss on such exchange. This opinion will be given in reliance on customary representations of QRCP and PostRock and customary assumptions as to certain factual matters and will not bind the courts or the IRS, nor will it preclude the IRS from adopting a position contrary to those expressed in the opinion.

Tax Consequences of the QRCP Merger.  Assuming the QRCP merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:

•	A U.S. holder who receives shares of PostRock common stock in exchange for shares of QRCP common stock will not recognize gain or loss in the merger;

•	A U.S. holder’s aggregate tax basis in the shares of PostRock common stock received in the merger will be equal to the aggregate tax basis of the shares of QRCP common stock surrendered;

•	A U.S. holder’s holding period in shares of PostRock common stock received in the merger will include the holding period for the shares of QRCP common stock surrendered in the merger; and

•	PostRock’s tax basis in the QRCP common stock acquired from the QRCP stockholders will be an amount equal to QRCP’s tax basis in its assets minus QRCP’s liabilities.

Reporting Requirements.  Under Treasury regulation Section 1.368-3, if a U.S. holder owned immediately before the QRCP merger either (i) five percent or more, by vote or value, of the publicly traded stock of QRCP or (ii) securities of QRCP with a tax basis of $1.0 million or more, such U.S. holder will be required to file a statement with its U.S. federal income tax return for the year of the consummation of the QRCP merger. That statement must set forth such U.S. holder’s tax basis in, and the fair market value of, the shares of the QRCP common stock that such U.S. holder surrendered pursuant to the QRCP merger, the date of the QRCP merger, and the name and employer identification number of PostRock and QRCP, and the U.S. holder will be required to retain permanent records of these facts.

Tax Treatment of QELP Merger to QELP Common Unitholders

Tax Characterization of QELP Merger.  It is expected that the QELP merger will be treated for U.S. federal income tax purposes as a taxable sale of a U.S. holder’s common units in QELP in exchange for PostRock common stock.

Amount and Character of Gain or Loss Recognized.  A U.S. holder who exchanges its QELP common units for PostRock common stock in connection with the QELP merger will generally recognize a capital gain or loss in an amount equal to the difference between (i) the fair market value of the PostRock stock received plus such U.S. holder’s share of QELP nonrecourse debt immediately prior to the QELP merger and (ii) such U.S. holder’s tax basis in QELP common units surrendered, which would include such U.S. holder’s share of QELP nonrecourse debt. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Code Section 751 to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” of QELP. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of such U.S. holder’s QELP common units. PostRock and QELP expect that the U.S. holders exchanging QELP common units will not recognize a material amount of ordinary income under Code Section 751 in connection with the QELP merger.

Capital gain recognized by a U.S. holder that is an individual on the sale of the QELP common units held more than 12 months will generally be taxed at a maximum rate of 15%. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

U.S. holders will be allocated their proportionate share of QELP’s items of income, gain, loss and deduction for the period ending at the effective time of the QELP merger. These allocations will be made in accordance with the terms of the QELP partnership agreement, taking into account any required special allocations.

Tax Basis in PostRock Shares.  A U.S. holder’s aggregate tax basis in all shares of PostRock common stock received by the U.S. holder in the QELP merger will equal the fair market value of PostRock common stock received. Such basis will be prorated among all shares of PostRock common stock received.

Holding Period in PostRock Shares.  A U.S. holder’s holding period in shares of PostRock common stock received in the QELP merger will begin the day after the effective date of the QELP merger.

Tax Treatment of QMLP Merger and QMGP Merger to QMLP Common Unitholders and QMGP Common Unitholders

Tax Characterization of QMLP Merger.  It is expected that the QMLP merger will be treated for U.S. federal income tax purposes as (i) a taxable sale of a 98.3% undivided interest in each of QMLP’s assets (the “QMLP Sold Assets”) to QRCP in exchange for PostRock common stock, followed by a liquidating distribution by QMLP of the PostRock common stock to the QMLP common unitholders and to the members of QMGP other than QRCP in exchange for their QMLP common units and membership interests in QMGP, respectively, and (ii) a nontaxable liquidating distribution of the remaining 1.7% undivided interest in each of QMLP’s assets by QMLP to QRCP.

Amount of Gain or Loss Recognized.  QMLP will be deemed to have made a taxable sale of the QMLP Sold Assets for a cumulative amount equal to the value of the PostRock common stock received by QMLP’s unitholders and by QMGP’s common unitholders (other than QRCP) in the QMLP merger, plus 98.3% of the amount of QMLP liabilities assumed in QMLP merger. This amount realized will be allocated among each of the QMLP Sold Assets based on their respective fair market values.

QMLP will recognize gain on each of the QMLP Sold Assets to the extent that the amount realized allocable to such asset exceeds the tax basis of such asset. QMLP will recognize loss on each of the QMLP Sold Assets to the extent that the tax basis of such asset exceeds the amount realized allocable to such asset, provided that QMLP is not deemed to have sold its assets to a “related party” within the meaning of the Code. In the case of a partnership like QMLP, a related party would include any person that owns more than a 50% capital interest, or more than a 50% profits interest, in the partnership immediately prior to the sales transaction. Although the law is somewhat unclear as to the manner in which capital interests and profits interests are measured, PostRock and QMLP believe that it is highly unlikely under these rules that QMLP would be considered related to QRCP (or PostRock) immediately prior to the recombination since QRCP’s interests in QMLP and QMGP have been valued at only 1.7% of the total value of the interests held by all unitholders of QMLP and QMGP for purposes of determining the merger consideration paid in the recombination, and since QRCP does not currently own more than a 50% capital interest, or more than a 50% profits interest, in QMLP under any other realistic application of the allocation and distribution provisions of QMLP’s partnership agreement to current facts and circumstances. QMLP common unitholders and QMGP common unitholders that are U.S. holders will be allocated their proportionate share of the gain and losses resulting from the QMLP merger, as well as QMLP’s items of income, gain, loss and deduction, for the period ending at the effective time of the QMLP merger. These allocations will be made in accordance with the terms of the QMLP partnership agreement, taking into account any required special allocations.

Character of Gain or Loss.  The character of any gain or loss recognized on the QMLP Sold Assets would depend on the particular asset sold and, thus, could consist of Code Section 1245 depreciation recapture income, other ordinary income, Code Section 1231 gain or loss (“Section 1231 gains” or “Section 1231 losses”), and capital gains and losses. Any such depreciation recapture income allocable to a QMLP common unitholder or QMGP common unitholder that is a U.S. holder would constitute ordinary income. Any Section 1231 gains and losses allocable to such U.S. holder would be netted together and any such net Section 1231 gain or loss would be combined with other Section 1231 gains and losses of the U.S. holder. The net amount of Section 1231 gain that remains would constitute long-term capital gain to the U.S. holder. The net amount of Section 1231 loss that remains would be treated as ordinary loss to the U.S. holder. If the U.S. holder subsequently recognizes net Section 1231 gains from other sources during the five-year period following the U.S. holder’s taxable year in which the QMLP merger occurs, such subsequent Section 1231 gains would constitute ordinary income to the extent of the Section 1231 losses previously deducted.

PostRock and QMLP expect that the QMLP common unitholders and QMGP common unitholders will be allocated substantial amounts of net Section 1231 loss, and little or no ordinary depreciation recapture or other ordinary income or capital gain or loss, as a result of the QMLP merger.

Because the QMLP merger is a taxable transaction, and because QMGP’s sole asset consists of its general partnership interests in QMLP, the QMGP merger will not result in any further tax consequences to QMGP or the QMGP unitholders.

Limitation on Deductibility of Losses.  The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Passive losses from a particular activity that are not deductible under the passive loss rules may be deducted in full when the taxpayer disposes of his entire interest in that activity in a fully taxable transaction with an unrelated party.

Any losses recognized as a result of the QMLP merger generally will be treated as passive activity loss for those U.S. holders that are subject to the passive loss rules. As a result, a U.S. holder who is subject to the passive loss rules may deduct his allocable share of losses resulting from the QMLP merger (and any other QMLP losses allocated to the U.S. holder in prior years or during 2009 whose deductibility was suspended under the passive loss rules) against the U.S. holder’s allocable share of any income and gain resulting from the QMLP merger and against any other passive income and gain realized by the U.S. holder. It is unclear whether any remaining loss from the QMLP merger (and any other remaining suspended QMLP losses) can be immediately deducted because it is questionable whether the QMLP merger constitutes a disposition by the U.S. holder of its entire interest in QMLP in a fully taxable transaction. If the QMLP merger does not qualify as a disposition of the U.S. holder’s entire interest in a fully taxable transaction, then any remaining loss from the QMLP merger (and any other remaining suspended QMLP losses) may subsequently be used only to offset future passive income realized by the U.S. holder from other sources or upon a fully taxable disposition of the PostRock common stock received in the QMLP merger or QMGP merger as provided in “Sale of Shares” below. Each U.S. holder should consult its own tax advisor concerning the application of the passive loss rules to such holder in connection with the QMLP merger.

Tax Basis in PostRock Shares.  A U.S. holder’s aggregate tax basis in all shares of PostRock common stock received by the U.S. holder in the QMLP merger or QMGP merger will equal (i) such holder’s aggregate tax basis in the QMLP common units or QMGP common units, as the case may be, immediately prior to the QMLP merger, as adjusted by such holder’s allocable share of income, gains, deductions and losses resulting from QMLP’s 2009 operations through the effective date of the QMLP merger and by excluding such holder’s share of any nonrecourse debts of QMLP, plus (ii) the amount of gains recognized by such U.S. holder in the QMLP merger, minus (iii) the amount of losses recognized by such U.S. holder in the QMLP merger. Such basis will be prorated among all shares of PostRock common stock received.

A U.S. holder’s holding period in the PostRock common stock received in the QMLP merger or QMGP merger will begin the day after the effective date of the QMLP merger or QMGP merger, as the case may be.

Ownership of PostRock Shares

After the recombination, U.S. holders will be taxed only on distributions received from PostRock, if any. Such distributions will be taxable as dividends to the extent of any current or accumulated earnings and profits of PostRock. Distributions in excess of PostRock’s current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis in its PostRock common stock and as a capital gain to the extent of the balance. A U.S. holder will not be entitled to use any suspended passive losses to offset any dividends received from PostRock. See “— Tax Treatment of QMLP Merger and QMGP Merger to QMLP Common Unitholders and QMGP Common Unitholders — Limitation on Deductibility of Losses” above.

Sale of PostRock Shares

A U.S. holder who subsequently sells shares of PostRock common stock received in the recombination will recognize gain or loss measured by the difference between the amount realized on such sale and such holder’s tax basis in the shares sold. Although the law is not entirely clear, it is likely that a U.S. holder cannot use any of the suspended passive losses as a result of a sale of only some of the shares, not even to the extent of gain realized on the sale. A U.S. holder can, however, use all of the suspended passive loss if the U.S. holder sells all of its shares of PostRock common stock to an unrelated person in a transaction in which all realized gain or loss is recognized. See “— Tax Treatment of QMLP Merger and QMGP Merger to QMLP Common Unitholders and QMGP Common Unitholders — Limitation on Deductibility of Losses” above.

Tax Consequences to PostRock, QRCP, QELP and QMLP

Tax Treatment of Recombination to PostRock, QRCP, QELP and QMLP

The recombination transactions will not result in the incurrence of any material amounts of tax liabilities by PostRock, QRCP, QELP or QMLP. It is expected that QRCP will realize some net operating losses as a result of the QMLP merger. However, the future use of these net operating losses will be subject to limitations as more particularly described in “— Limitations on QRCP NOL Carryforwards and Other Tax Attributes” below.

The tax basis of QRCP’s assets other than its interests in QELP and QMLP will be unaffected by the recombination. The aggregate tax basis that PostRock and its subsidiaries will have in the assets formerly held by QMLP at the effective date of the recombination will equal the value of the PostRock common stock received by QMLP’s unitholders and by the owners of QMGP (other than QRCP) in the QMLP merger, plus the amount of QMLP liabilities assumed in the QMLP merger, plus QRCP’s tax basis in its interests in QMLP and QMGP immediately prior to the QMLP merger (as adjusted by the tax basis effect of 2009 operations), plus the amount of income and gain recognized by QRCP as a result of the QMLP merger, minus the amount of loss recognized by QRCP as a result of the QMLP merger, minus QRCP’s share of liabilities of QMLP immediately prior to the QMLP merger. The aggregate tax basis that PostRock and its subsidiaries will have in the assets formerly held by QELP at the effective date of the recombination will equal the value of the PostRock common stock received by QELP’s unitholders in the QELP merger, plus the amount of QELP liabilities assumed in the QELP merger, plus QRCP’s tax basis in its interests in QELP immediately prior to the QELP merger, minus QRCP’s share of liabilities of QELP immediately prior to the QELP merger. As a result of the application of these rules, the aggregate tax basis that PostRock and its subsidiaries will have in the assets formerly held by QMLP and QELP will substantially exceed the value of the assets and, thus, a portion of any depreciation deductions and loss recognized on such assets during the five-year period beginning on the effective date of the recombination will be subject to the limitations more particularly described in “— Limitations on QRCP NOL Carryforwards and Other Tax Attributes” below.

Post-Transaction Operations

Following the recombination, the income and deductions attributable to the assets and liabilities formerly held by QMLP and QELP, as well as the income and deductions attributable to the assets and liabilities held by QRCP, will be included on a consolidated federal income tax return filed by PostRock, and PostRock and its subsidiaries will pay taxes on any taxable profits recognized by PostRock and its subsidiaries.

Limitations on QRCP NOL Carryforwards and Other Tax Attributes

Following the effective date of the recombination, any remaining net operating loss (“NOL”) carryforwards of QRCP and certain other tax attributes (including current year NOLs) allocable to periods prior to such date (collectively, “pre-change losses”) will be subject to limitation under Section 382 of the Code as a result of the changes in ownership described below.

Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the amount of its pre-change NOL carryforwards (and, as described below, recognized pre-change built-in losses) that may be utilized to offset future taxable income in any given year is subject to an annual limitation. Generally, there is an “ownership change” if, at any time, one or more stockholders owning 5% or more of a corporation’s common stock have aggregate increases in their ownership of such stock of more than 50 percentage points over the prior three-year period. For this purpose, a 5% stockholder includes certain public groups of shareholders that are deemed segregated. As a result of the recombination, former limited partners of QELP and QMLP, other than QRCP, will be treated as separate public 5% stockholder groups and will receive more than fifty percent of the then outstanding shares of PostRock common stock resulting in an effective ownership change of QRCP under Section 382 of the Code.

In general, a corporation that undergoes an ownership change will be subject to an annual limitation on the amount of pre-change NOL carryforwards (and, as described below, recognized pre-change built-in losses) that may be utilized which is equal to the product of (i) the fair market value of the stock of the corporation immediately before the ownership change (with certain adjustments) multiplied by (ii) the “long-term tax exempt rate” in effect for the month in which the ownership change occurs (4.48% for ownership changes occurring in September 2009). Any portion of an annual limitation that is not used in a given year may be carried forward, thereby adding to the annual limitation for the subsequent taxable year. However, if the corporation does not continue its historic business or use a significant portion of its historic assets in a new business for at least two years after the ownership change, or if certain stockholders claim worthless stock deductions and continue to hold their stock in the corporation at the end of the taxable year or if a second ownership change occurs, the annual limitation resulting from the ownership change is reduced to zero, thereby precluding any utilization of the corporation’s pre-change losses. Generally, NOL carryforwards expire after 20 years.

In cases where a corporation undergoes an ownership change, the annual limitation described in the preceding paragraph also applies to limit the deduction of certain built-in losses recognized subsequent to the date of the ownership change. In particular, if a corporation undergoing an ownership change has a net unrealized built-in loss at the time of the ownership change (taking into account most assets and items of “built-in” loss and deduction), then any built-in losses recognized (including depreciation and depletion deductions) during the five-year period beginning on the date of the ownership change (up to the amount of the original net unrealized built-in loss) generally will be treated as pre-change losses and will be subject to the annual limitation described in the preceding paragraph. A corporation’s net unrealized built-in loss will be deemed to be zero if the amount of such net unrealized built-in loss does not exceed the greater of (a) $10 million, or (b) 15% of the fair market value of its assets (with certain adjustments) before the ownership change.

It is expected that QRCP will have a substantial amount of NOL carryforwards and built-in losses that are subject to the annual limitations described in the preceding two paragraphs. Moreover, it is expected that these annual limitations will substantially reduce PostRock’s ability to utilize any depreciation deductions or other built-in losses that are recognized during the five-year period beginning on the effective date of the recombination or to utilize any pre-transaction NOL carryforwards at any time after the effective date of the recombination.

A change in the structure of the recombination with respect to QMLP was discussed at an August 4 and August 5, 2009 joint meeting of the boards, at a September 14, 2009 telephonic meeting of the QEGP conflicts committee and at a September 24, 2009 meeting of the QRCP special committee. In effect, the change allows QMLP investors to recognize some tax losses which may offset ordinary income and converts approximately $22.7 million of QRCP’s loss related to its investment in QMLP from a net unrealized built-in loss with respect to depreciable assets (subject to limitation under Code Section 382 only during the five-year period beginning on the date of the ownership change) to a realized loss and a NOL carryover (subject to limitation under Code Section 382). The QEGP conflicts committee and the QRCP special committee determined that the change would deprive the surviving entity of certain depreciation deductions that it could have claimed in the sixth through fifteenth years following the recombination. However, the committees agreed to approve the change to the structure because they decided that the present value of those lost deductions was not material in the context of the overall recombination and did not warrant opposing the change.

DESCRIPTION OF POSTROCK CAPITAL STOCK

The following description of PostRock common stock, preferred stock, certificate of incorporation and bylaws is a summary only and reflects PostRock’s restated certificate of incorporation and bylaws that will be in effect upon completion of the recombination, forms of which are included as exhibits to the merger agreement, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus.

Immediately following the recombination, PostRock’s authorized capital stock will consist of (1) 40.0 million shares of common stock, par value $.01 per share, and (2) 5.0 million shares of preferred stock, par value $.01 per share. Immediately following the recombination, approximately 8.0 million shares of PostRock common stock will be outstanding and there will be no outstanding shares of preferred stock.

Common Stock

The holders of PostRock common stock are entitled to one vote per share on each matter properly submitted to a vote of PostRock stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

PostRock common stock carries no preemptive or other subscription rights to purchase shares of PostRock stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of PostRock common stock will be entitled to dividends in the amounts and at the times declared by PostRock’s board of directors out of funds legally available for the payment of dividends.

If PostRock is liquidated, dissolved or wound up, the holders of PostRock common stock will share pro rata in PostRock’s assets after satisfaction of all of PostRock’s liabilities and the prior rights of any outstanding class of PostRock preferred stock.

Preferred Stock

PostRock’s board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights; and

•	liquidation preferences.

The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of PostRock common stock. It also could affect the likelihood that holders of PostRock common stock will receive dividend payments and payments upon liquidation.

Anti-Takeover Provisions of PostRock’s Restated Certificate of Incorporation and Bylaws

PostRock’s restated certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of PostRock through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price of PostRock common stock.

Authorized but Unissued Stock

PostRock has 40 million authorized shares of common stock and 5 million authorized shares of preferred stock. One of the consequences of PostRock’s authorized but unissued common stock and undesignated preferred stock may be to enable the board of directors to make more difficult or to discourage an attempt to obtain control of PostRock. If, in the exercise of its fiduciary obligations, PostRock’s board of directors determined that a takeover proposal was not in PostRock’s best interest, the board could authorize the issuance of some or all of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of a proposed change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition using shares as consideration that might complicate or preclude the takeover.

In this regard, PostRock’s restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. PostRock’s board could establish one or more series of preferred stock that entitle holders to, among other things:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with the common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of PostRock; or

•	exercise other rights designed to impede a takeover.

In addition, the number of authorized shares of preferred stock or common stock may be increased by the affirmative vote of the holders of a majority of the voting power of PostRock’s outstanding voting stock.

Stockholder Action by Written Consent; Special Meetings of Stockholders

PostRock’s restated certificate of incorporation provides that no action that is required or permitted to be taken by the stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting. This provision of the restated certificate of incorporation may only be amended or repealed by a vote of 80% of the voting power of the outstanding common stock. PostRock’s restated certificate of incorporation also provides that special meetings of stockholders may be called only by the board of directors, the chairman of the board, the chief executive officer or three or more directors.

Amendment of the Bylaws

Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. PostRock’s restated certificate of incorporation and bylaws grant the board of directors the power to adopt, amend and repeal PostRock’s bylaws with the affirmative vote of a majority of the total number of directors authorized to be in office regardless of vacancies. PostRock’s stockholders may also adopt, amend or repeal PostRock’s bylaws by the affirmative vote of the holders of a majority of the voting power of PostRock’s outstanding voting stock.

Election and Removal of Directors

Directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of PostRock’s stock entitled to vote in the election of directors. A vacancy on PostRock’s board of directors may be filled by a vote of a majority of the directors in office or, if there are no directors remaining, by the stockholders. A director elected to fill a vacancy will serve until the next annual meeting of stockholders. The number of directors on the board generally will be fixed exclusively by, and may be increased or decreased exclusively by, the board of directors.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

PostRock’s bylaws provide the manner in which stockholders may give notice of business and director nominations to be brought before an annual meeting of stockholders. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and on the record date for the determination of stockholders entitled to vote at the annual meeting, and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, PostRock’s principal office at least 90 days but not more than 120 days prior to the first anniversary of the prior year’s annual meeting date. If, however, the scheduled annual meeting date differs from such anniversary date by more than 30 days, then notice of an item to be brought before the annual meeting may be timely if it is delivered or received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or, if less than 100 days’ prior notice or public disclosure of the scheduled meeting date is given or made, the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders or the day on which such public disclosure was made. The notice must set forth the information required by the provisions of PostRock’s bylaws dealing with stockholder proposals and nominations of directors.

Stockholders are not permitted to propose business to be brought before a special meeting of the stockholders.

These provisions of PostRock’s bylaws may limit the ability of PostRock’s stockholders to bring business before a stockholders’ meeting, including the nomination of directors and the consideration of any transaction that could result in a change of control and that may result in a premium to PostRock’s stockholders.

Limitation of Liability of Directors

PostRock’s directors will not be personally liable to PostRock or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to PostRock or its stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of PostRock’s directors shall automatically be limited to the fullest extent provided by law. PostRock’s bylaws also contain provisions to indemnify directors and officers to the fullest extent permitted by applicable law. In addition, PostRock may enter into indemnification agreements with its directors and officers.

These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors and officers.

Delaware Anti-Takeover Law

PostRock is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Transfer Agent and Registrar

The transfer agent and registrar for PostRock common stock will be Computershare Trust Company, N.A.

Market Information

PostRock common stock is expected to be listed on the Nasdaq Global Market under the symbol “PSTR.”

COMPARATIVE STOCK PRICES AND DIVIDENDS

Stock Prices

Shares of QRCP common stock are listed for trading on the Nasdaq Global Market under the symbol “QRCP.” QELP common units are listed for trading on the Nasdaq Global Market under the symbol “QELP.” QMLP is a privately held limited partnership and there is no public trading market for QMLP common units. The following table sets forth the closing sales prices per share of QRCP common stock, on an actual and equivalent share basis, and QELP common units, on an actual and equivalent share basis, on the Nasdaq Global Market on the following dates:

•	July 2, 2009, the last full trading day prior to the public announcement of the signing of the merger agreement, and

•	February 1, 2010, the last trading day for which this information could be calculated prior to the filing of this joint proxy statement/prospectus.

	QRCP		QELP
	Common	QRCP	Common	QELP
	Stock	Equivalent(1)	Units	Equivalent(2)

July 2, 2009	$0.34	$5.91	$1.46	$5.11
February 1, 2010	$0.69	$12.00	$3.56	$12.45

(1)	The equivalent per share data for QRCP common stock has been determined by dividing the market price of a share of QRCP common stock on each of the dates by 0.0575 and is presented for comparative purposes. As a result of the recombination, each holder of shares of QRCP common stock will have the right to receive 0.0575 shares of PostRock common stock in exchange for each share of QRCP common stock the holder owns. The “QRCP Equivalent” value does not represent the value of the consideration that QRCP stockholders will receive per share as a result of the QRCP merger nor does it reflect the value at which the shares of PostRock common stock will trade after the recombination. Instead, it represents the market value of the QRCP common stock that would be exchanged for one share of PostRock common stock if the recombination were consummated on such dates.

(2)	The equivalent per unit data for QELP common units has been determined by dividing the market price of a QELP common unit on each of the dates by 0.2859 and is presented for comparative purposes. As a result of the recombination, each holder of QELP common units (other than QRCP) will have the right to receive 0.2859 shares of PostRock common stock in exchange for each QELP common unit the holder owns. The “QELP Equivalent” value does not represent the value of the consideration that QELP unitholders will receive per common unit as a result of the QELP merger nor does it reflect the value at which the shares of PostRock common stock will trade after the recombination. Instead, it represents the market value of the QELP common units that would be exchanged for one share of PostRock common stock if the recombination were consummated on such dates.

Based on the exchange ratios to be used in the mergers, if the recombination is consummated, a stockholder of QRCP will receive one share of PostRock common stock for each 17.4 shares of QRCP common stock held by such stockholder and a common unitholder of QELP (other than QRCP) will receive one share of PostRock common stock for each 3.5 common units of QELP held by such unitholder. As of February 1, 2010, 2009, there were 32,097,812 outstanding shares of QRCP and 9,235,040 outstanding common units of QELP not held by QRCP.

The following table sets forth, for the periods indicated, the high and low sales prices per share of QRCP common stock and per unit of QELP common units on the Nasdaq Global Market. For current price information, you should consult publicly available sources. The table also sets forth distribution information for QELP and QMLP. QRCP has not paid any dividends during the periods presented.

	QRCP		QELP					QMLP
	Common		Common					Common
	Stock		Units					Units
							Cash	Cash
							Distribution	Distribution
							per Common	per Common
Calendar Period	High	Low	High		Low		Unit	Unit

2007
First Quarter	$10.70	$7.25	$	*	$	*	$—	$0.358
Second Quarter	$12.58	$8.42	$	*	$	*	$—	$0.490
Third Quarter	$12.19	$8.85	$	*	$	*	$—	$0.425
Fourth Quarter	$10.96	$6.65		$17.10		$13.90	$0.2043 (a)	$0.425 (b)
2008
First Quarter	$8.36	$5.98		$16.29		$13.11	$0.4100	$0.425
Second Quarter	$13.75	$6.48		$17.60		$12.31	$0.4300	$0.425
Third Quarter	$11.12	$1.93		$17.04		$5.01	$0.4000	$—
Fourth Quarter	$3.15	$0.20		$7.20		$1.27	$—	$—
2009
First Quarter	$0.74	$0.16		$4.45		$0.49	$—	$—
Second Quarter	$0.90	$0.24		$3.28		$0.87	$—	$—
Third Quarter	$0.86	$0.29		$3.38		$0.94	$—	$—
Fourth Quarter	$0.68	$0.30		$2.61		$1.14	$—	$—
2010
First Quarter (through February 1)	$0.81	$0.56		$4.18		$2.42	$—	$—

(a)	The distribution for the fourth quarter of 2007 was based on an initial quarterly distribution of $0.40 per unit, prorated for the period from and including November 15, 2007, the closing date of the QELP initial public offering, through December 31, 2007.

(b)	The distribution of $0.425 was made on common units that were outstanding as of October 1, 2007. Common units that were not purchased until November 1, 2007 were entitled to a prorated distribution of $0.2818.

*	QELP became a public company on November 15, 2007; thus, there is no public trading price information for periods prior to this date.

Dividends and Distributions

Subject to certain limitations under Nevada law, the payment of dividends on QRCP’s common stock is within the discretion of the board of directors and will depend on QRCP’s earnings, capital requirements, financial condition and other relevant factors. QRCP has not declared any cash dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future. QRCP’s ability to pay dividends on its common stock is subject to restrictions contained in its credit agreement. QRCP’s credit agreement prohibits it from paying any dividend to the holders of its common stock without the consent of the lenders under the credit agreement, other than dividends payable solely in equity interests of QRCP.

The board of directors of QEGP suspended distributions on QELP subordinated units for the third quarter of 2008 and on all units starting with the distribution for the fourth quarter of 2008 in order to conserve cash to properly conduct operations, maintain strategic options and plan for future required principal payments under its debt instruments. QELP is unable to estimate when such distributions may, if ever, be resumed. In October 2008, QELP entered into amendments to its credit agreements that restricted its ability to pay distributions, among other things.

For a discussion of these restrictions, please read “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.” Even if the restrictions on the payment of distributions under QELP’s credit agreements are removed, QELP may continue to not pay distributions in order to conserve cash for the repayment of indebtedness or other business purposes.

QMLP did not pay any distributions on any of its units for the third or fourth quarters of 2008 or for any quarters in 2009. In October 2008, QMLP entered in an amendment to its credit facility that placed additional restrictions on QMLP’s ability to make future distributions, including a requirement that QMLP’s total leverage ratio (as defined in the credit agreement) not exceed 4.0 to 1.0 after giving effect to the distribution. For a discussion of these restrictions, please read “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.”

In addition, the partnership agreements for QELP and QMLP prohibit distributions on their subordinated units, all of which are owned by QRCP, if the minimum quarterly distribution has not been paid on all of the common units of such partnerships, including all arrearages for previous quarters in which the minimum quarterly distribution was not paid. As a result, QRCP is not currently receiving any distributions on its ownership interests in QELP or QMLP. No payments have ever been made on the incentive distribution rights of QELP, all of which are owned by QEGP, or the incentive distribution rights of QMLP, all of which are owned by QMGP. There can be no assurance that minimum quarterly distributions on the common units of QELP or QMLP for past quarters will be paid or that any future distributions will be paid.

The board of directors of PostRock will determine the dividend policy of PostRock after the recombination. PostRock does not expect to pay dividends for the foreseeable future.

COMPARISON OF UNITHOLDER OR STOCKHOLDER RIGHTS

The rights of the unitholders of QELP and QMLP are currently governed by their respective limited partnership agreements and the Delaware Revised Uniform Limited Partnership Act (“DRULPA”). The rights of the stockholders of QRCP are currently governed by QRCP’s articles of incorporation, bylaws and the Nevada Revised Statutes (the “NRS”). After the recombination, QELP and QMLP unitholders and QRCP stockholders will become PostRock stockholders, and their rights will be governed by the Delaware General Corporation Law (“DGCL”) and PostRock’s restated certificate of incorporation and bylaws. Please read “Description of PostRock Capital Stock” for a summary of the terms of PostRock’s restated certificate of incorporation and bylaws to be in effect upon consummation of the recombination.

Set forth below are material differences among the rights of a holder of QRCP common stock under QRCP’s restated articles of incorporation, as amended, and third amended and restated bylaws and the NRS, the rights of a holder of QELP common units under QELP’s first amended and restated agreement of limited partnership, as amended, and the DRULPA, and the rights of a holder of QMLP common units under QMLP’s second amended and restated agreement of limited partnership, as amended, and the DRULPA, on the one hand, and the rights of a holder of PostRock common stock under PostRock’s restated certificate of incorporation and bylaws and the DGCL, on the other hand.

The following summary does not reflect any rules of the Nasdaq Stock Market, Inc. that may apply to QRCP, QELP or PostRock in connection with the matters discussed. This discussion is a summary of the NRS, the DRULPA, the DGCL and the constituent documents of QRCP, QELP, QMLP and PostRock.

Authorized Capital

QRCP

QRCP’s articles of incorporation authorizes it to issue up to 200 million shares of common stock, par value $0.001 per share, and 50 million shares of preferred stock, $0.001 par value per share, of which 500,000 shares are designated as Series A Convertible Preferred Stock and 100,000 shares are designated as Series B Junior Participating Preferred Stock. Subject to applicable stock exchange rules, any issuance of additional shares may be made through authorization of the board of directors without stockholder approval.

QELP

QELP’s partnership agreement authorizes it to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by its general partner and without limited partner approval.

QMLP

QMLP’s partnership agreement authorizes it to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by its general partner.

PostRock

PostRock’s certificate of incorporation authorizes it to issue up to 40 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, $0.01 par value per share. Subject to applicable stock exchange rules, any issuance of shares up to the foregoing authorized amounts may be made through authorization of the board of directors without stockholder approval. Any increase in the number of authorized shares will require stockholder approval.

Cash Distribution/Dividend Policy

QRCP

Subject to the dividend preferences and other conditions which may be fixed in respect of any outstanding shares of preferred stock, the holders of QRCP common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by QRCP’s board of directors out of funds legally available for the payment of dividends. QRCP historically has not paid any dividends.

QELP

Within 45 days after the end of each quarter, QELP will distribute all of its available cash to unitholders of record on the applicable record date. QELP has not paid a distribution since the distribution with respect to the third quarter of 2008.

Assuming that QEGP maintains its 2% general partner interest, that QELP does not issue additional classes of equity securities and that the QELP subordinated units remain outstanding, QELP will generally make distributions of available cash from operating surplus in the following manner:

•	first, 98% to the holders of QELP common units, pro rata, and 2% to QEGP, until each common unitholder has received the minimum quarterly distribution in respect of each common unit for that quarter;

•	second, 98% to the holders of QELP common units, pro rata, and 2% to QEGP, until each common unitholder has received an amount equal to the cumulative common unit arrearage existing in respect of each common unit for that quarter;

•	third, 98% to the holders of QELP subordinated units, pro rata, and 2% to QEGP, until each subordinated unitholder has received the minimum quarterly distribution in respect of each subordinated unit for that quarter;

•	fourth, to all unitholders and QEGP, in accordance with their respective percentage interests, until each unitholder has received $0.46 per unit for that quarter;

•	fifth, 85% to all unitholders, pro rata, and 15% to QEGP, until each unitholder receives a total of $0.50 per unit for that quarter;

•	thereafter, 75% to all unitholders, pro rata, and 25% to QEGP.

QMLP

Within 45 days after the end of each quarter, QMLP will distribute all of its available cash to unitholders of record on the applicable record date. QMLP has not paid a distribution since the distribution with respect to the second quarter of 2008.

Assuming that QMGP maintains its 2% general partner interest, that QMLP does not issue additional classes of equity securities and that the QMLP subordinated units remain outstanding, QMLP will generally make distributions of available cash from operating surplus in the following manner:

•	first, 98% to the holders of QMLP common units, pro rata, and 2% to QMGP, until each common unitholder has received the minimum quarterly distribution in respect of each common unit for that quarter;

•	second, 98% to the holders of QMLP common units, pro rata, and 2% to QMGP, until each common unitholder has received an amount equal to the cumulative common unit arrearage existing in respect of each common unit for that quarter;

•	third, 98% to the holders of QMLP subordinated units, pro rata, and 2% to QMGP, until each subordinated unitholder has received the minimum quarterly distribution in respect of each subordinated unit for that quarter;

•	fourth, to all unitholders and QMGP, in accordance with their respective percentage interests, until each unitholder has received $0.4675 per unit for that quarter;

•	fifth, 85% to all unitholders, pro rata, and 15% to QMGP, until each unitholder receives a total of $0.5325 per unit for that quarter;

•	sixth, 75% to all unitholders, pro rata, and 25% to QMGP, until each unitholder receives a total of $0.6375 per unit for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 25% to QMGP.

PostRock

Holders of PostRock common stock will be entitled to dividends in the amounts and at the times declared by PostRock’s board out of funds legally available for the payment of dividends. PostRock does not expect to pay dividends for the foreseeable future.

Subordination Period

QRCP

Not applicable.

QELP

QELP currently has 8,857,981 subordinated units outstanding. QELP is currently in its “subordination period,” which generally will not end prior to December 31, 2012. QELP’s partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to the minimum quarterly distribution of $0.40 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. No arrearages will be paid on the subordinated units. QRCP currently holds all 8,857,981 subordinated units.

QMLP

QMLP currently has 35,134 class A subordinated units and 4,900,000 class B subordinated units outstanding. QMLP is currently in its “subordination period,” which generally will not end prior to December 31, 2013. QMLP’s partnership agreement provides that, during the subordination period, the common units have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to the minimum quarterly distribution of $0.425 per common unit plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. No arrearages will be paid on the subordinated units. QRCP currently holds all 35,134 class A subordinated units and 4,900,000 class B subordinated units.

PostRock

Not applicable.

Distribution of Cash Upon Liquidation

QRCP

If QRCP is liquidated, dissolved or wound up, the holders of QRCP common stock will share pro rata in QRCP’s assets after satisfaction of all QRCP’s liabilities and the preferential rights of any outstanding class of QRCP preferred stock.

QELP

If QELP dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. QELP will first apply the proceeds of liquidation to the payment of its creditors, including contingent or conditional obligees. It will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of QELP’s assets in liquidation.

QMLP

If QMLP dissolves in accordance with the partnership agreement, QMLP will sell or otherwise dispose of its assets in a process called liquidation. QMLP will first apply the proceeds of liquidation to the payment of its creditors, including contingent or conditional obligees. QMLP will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

PostRock

If PostRock is liquidated, dissolved or wound up, the holders of PostRock common stock will share pro rata in PostRock’s assets after satisfaction of all of PostRock’s liabilities and the prior rights of any outstanding class of PostRock preferred stock.

Voting Rights

QRCP

The holders of QRCP’s common stock are entitled to one vote per share on each matter properly submitted to a vote of QRCP’s stockholders, including the election of directors.

With respect to matters as to which no other voting requirement is specified by the NRS or QRCP’s articles of incorporation or bylaws, an action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Directors are elected by a plurality of the votes cast at the election of directors.

QELP

Each record holder of a QELP common unit has a vote according to its percentage interest in QELP. Unless otherwise specified in QELP’s partnership agreement, subordinated units generally vote together with common units and Class B units as a single class. The holders of QELP common units are not entitled to elect the directors of QEGP.

Matters requiring the approval of a “unit majority,” including a merger involving QELP, the sale of all or substantially all of QELP’s assets, the dissolution of QELP, and certain amendments to QELP’s partnership agreement, require: (i) during the subordination period (which is currently in effect), the approval of a majority of the outstanding common units, excluding those common units held by QEGP and its affiliates (which currently includes QRCP), and a majority of the outstanding subordinated units, voting as separate classes; and (ii) after the subordination period, the approval of a majority of the outstanding common units and Class B units, if any, voting as a single class.

QMLP

Each record holder of a common unit has a vote according to its percentage interest in QMLP. Unless otherwise specified in QMLP’s partnership agreement, subordinated units generally vote together with common units and Class C units as a single class. The holders of QMLP common units are not entitled to elect the directors of QMGP.

Matters requiring the approval of a “unit majority,” including a merger involving QMLP, the sale of all or substantially all of QMLP’s assets, the dissolution of QMLP, and certain amendments to QMLP’s partnership agreement, require: (i) during the subordination period (which is currently in effect), the approval of a majority of the outstanding common units, excluding those common units held by QMGP and its affiliates (which currently includes QRCP), and a majority of the outstanding subordinated units, voting as separate classes; and (ii) after the subordination period, the approval of a majority of the outstanding common units and Class C units, if any, voting as a single class.

PostRock

The holders of PostRock common stock are entitled to one vote per share on each matter properly submitted to a vote of PostRock stockholders, including the election of directors. With respect to matters as to which no other voting requirement is specified by the DGCL or PostRock’s restated certificate of incorporation or bylaws, the vote required for stockholder action is a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Stockholder/Unitholder Action by Written Consent

QRCP

Permitted only if unanimous.

QELP

Permitted, if authorized by QEGP .

QMLP

Permitted, if authorized by QMGP.

PostRock

Not permitted.

Size of Board of Directors

QRCP

QRCP’s articles of incorporation provide that QRCP’s board will consist of not less than three directors unless the outstanding shares are held of record by fewer than three stockholders, in which case there need only be as many directors as there are stockholders. The number of directors is established by the QRCP board from time to time. As of September 30, 2009, there were four directors on the QRCP board.

QELP

QELP does not have a board and is managed by the board of QEGP. QEGP’s limited liability company agreement provides for QEGP’s board to consist of not less than two and not more than nine directors. The exact number is fixed by the QEGP board from time to time. As of September 30, 2009, there were four directors on the QEGP board.

QMLP

QMLP does not have a board and is managed by the board of QMGP. QMGP’s limited liability company agreement provides for QMGP’s board to consist of not less than three and not more than nine directors. The exact number is fixed by the QMGP board from time to time. As of September 30, 2009, there were six directors on the QMGP board.

PostRock

PostRock’s bylaws do not provide for a specific number of directors on the PostRock board. The exact number of directors is fixed by the PostRock board from time to time. Immediately after the completion of the recombination, there will be nine directors on the PostRock board.

Classes of Directors/Election of Directors

QRCP

If the QRCP board consists of at least six directors, the QRCP board is classified into three classes of directors, with each class serving a three-year term and one-third of the directors being elected at each annual meeting of stockholders. If the QRCP board consists of fewer than six members, then each of the directors is elected to serve until his or her successor is elected and qualified at the next succeeding annual meeting of stockholders, or until he or she resigns or is removed. The board currently is not classified. There are no cumulative voting rights, and directors are elected by a plurality of votes cast.

QELP

QEGP’s board is not classified. Each director is appointed by QRCP and serves for a one-year term. At each annual meeting of the members of QEGP, each member of the board is elected. QRCP currently owns all the membership interests in QEGP. The holders of QELP common units are not entitled to elect the directors of QEGP.

QMLP

QMGP’s board is not classified. Each director is appointed by QRCP, as the holder of a majority of the membership interests in QMGP, or by certain investors in QMLP, pursuant to QMLP’s investors’ rights agreement described below under “— Removal of Directors,” and serves for a one-year term. At each annual meeting of the members of QMGP, each member of the board is elected. The holders of QMLP common units are not entitled to elect the directors of QMGP.

PostRock

PostRock’s board is not classified. Each director serves for a one-year term and is elected at each annual meeting. There are no cumulative voting rights, and directors are elected by a plurality of votes cast.

Removal of Directors

QRCP

QRCP’s bylaws provide that a director may be removed in the manner provided by Nevada law. Under Nevada law, any director may be removed from office by the vote of stockholders holding not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.

QELP

QEGP’s limited liability company agreement provides that any director may be removed at any time, with or without cause, by a majority vote or the written consent of the membership interests in QEGP. QRCP currently owns all the membership interests in QEGP.

QMLP

QMGP’s limited liability company agreement provides that any director may be removed at any time, with or without cause, by a majority vote or the written consent of the membership interests in QMGP. QRCP currently owns 85% of the membership interests in QMGP. However, pursuant to QMLP’s investors’ rights agreement, certain institutional investors have the right to designate and to maintain the election of a certain number of members of the board. Alerian Opportunity Partners IV, L.P. has the right to designate one member of the QMGP board of directors, and the right to designate another member of the QMGP board of directors is shared among the following investors: Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, and The Cushing GP Strategies Fund, LP. The appropriate designating party or parties may remove the person designated by it to serve on the QMGP board at any time, with or without cause.

PostRock

PostRock’s restated certificate of incorporation provides that directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding shares of PostRock capital stock entitled to vote generally in the election of directors, voting together as a single class.

Filling Vacancies on the Board of Directors

QRCP

Vacancies are filled by a majority vote of the remaining directors. The new director will serve for the unexpired term of such director’s predecessor or until such director’s successor has been elected and qualified. A director elected to fill a vacancy caused by an increase in the number of directors will serve for the remainder of the term of the class to which the director is elected, if the board is classified, or until the next annual meeting of stockholders or until such director’s successor has been elected and qualified.

QELP

Vacancies are filled by a majority vote or the written consent of the holders of the QEGP membership interests. The new director will serve until the next annual election and until such director’s successor is duly elected and qualified, unless sooner displaced.

QMLP

Vacancies are filled by a majority vote or the written consent of directors then in office. The new director will serve until the next annual election and until such director’s successor is duly elected and qualified, unless sooner displaced.

PostRock

Subject to any rights of preferred stockholders, vacancies and newly created directorships are filled by a majority vote of the directors in office or, if there are no directors remaining, by the stockholders. The new director will serve until the next annual meeting of stockholders following such director’s election to the board.

Nomination of Director Candidates by Stockholders/Unitholders

QRCP

Stockholder nominations for directors must be made pursuant to a written notice delivered to the Secretary of QRCP (i) not less than 14 days and not more than 50 days before the meeting date, or (ii) if less than 21 days’ notice of the meeting date is given to stockholders, not later than the seventh day after such notice. The stockholder’s notice must be accompanied by specific information required by the bylaws.

QELP

QEGP’s limited liability company agreement does not provide for unitholder nominations of directors. The nominating committee of QEGP’s board is responsible for the nomination of director candidates.

QMLP

QMGP’s limited liability company agreement does not provide for unitholder nominations of directors.

PostRock

Stockholder nominations for directors must be made pursuant to written notice delivered to PostRock’s principal office (i) not less than 90 or more than 120 days prior to the first anniversary of the prior year’s annual meeting date; or (ii) if the date of the scheduled annual meeting differs from such anniversary date by more than 30 days, then not less than 90 days or more than 120 days prior to the date of the annual meeting, or if PostRock gives less than 100 days’ prior notice or public disclosure of the scheduled annual meeting date, then not later than 10th day following the earlier of the day notice of such meeting was mailed to stockholders or the day such public disclosure was made.

Such notice must be accompanied by specific information required by PostRock’s bylaws. Stockholders providing nominations for election of directors must be holders of record at the time of the giving of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting, and must be entitled to vote at the annual meeting.

Quorum and Voting Requirements of the Board of Directors

QRCP

A majority of the directors of QRCP then in office constitutes a quorum for the transaction of business by the board of directors. Actions of the board require a majority vote of the directors present at a meeting fulfilling such quorum requirements.

QELP

A majority of directors of QEGP constitutes a quorum for the transaction of business, but if at any board meeting there is less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Actions of the QEGP board require a majority vote of the directors present at a meeting fulfilling such quorum requirements or the unanimous written consent of the board.

QMLP

A majority of directors of QMGP constitutes a quorum for the transaction of business, but if at any board meeting there is less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Actions of the QMGP board require a majority vote of the directors present at a meeting fulfilling such quorum requirements or the unanimous written consent of the board.

PostRock

A majority of the directors of PostRock in office constitutes a quorum for the transaction of business. Actions of the board generally require a majority vote of the directors present at a meeting fulfilling such quorum requirements or the unanimous written consent of the board.

Transfer of the General Partner’s Interest

QRCP

Not applicable.

QELP

Except for the transfer of all, but not less than all, of its general partner units in QELP to an affiliate of QEGP (other than an individual), or another entity as part of the merger or consolidation of QEGP with or into another entity or the transfer by QEGP of all or substantially all of its assets to another entity, QEGP may not transfer all or any part of its general partner units without the approval of the holders of a majority of the outstanding common units of QELP, excluding common units held by QEGP and its affiliates. After December 31, 2017, QEGP will not require such unitholder approval to transfer all or any part of its general partner interest.

QMLP

Except for the transfer of all, but not less than all, of its general partner units in QMLP to an affiliate of QMGP (other than an individual), or another entity as part of the merger or consolidation of QMGP with or into another entity or the transfer by QMGP of all or substantially all of its assets to another entity, QMGP may not transfer all or any part of its general partner units without the approval of the holders of a majority of the outstanding common units of QMLP, excluding common units held by QMGP and its affiliates. On or after January 1, 2017, QMGP will not require such unitholder approval to transfer all or any part of its general partner interest.

PostRock

Not applicable.

Transfer of Incentive Distribution Rights

QRCP

Not applicable.

QELP

QEGP or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2017, other transfers of the QELP incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding QELP common units, excluding common units held by QEGP and its affiliates. On or after December 31, 2017, the QELP incentive distribution rights will be freely transferable.

QMLP

QMGP or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to January 1, 2017, other transfers of the QMLP incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding QMLP common units, excluding common units held by QMGP and its affiliates. On or after January 1, 2017, the transfer of the incentive distribution rights will be freely transferable.

PostRock

Not applicable.

Withdrawal of the General Partner

QRCP

Not applicable.

QELP

QEGP has agreed not to withdraw voluntarily as general partner of QELP prior to December 31, 2017 without obtaining the approval of a majority of the outstanding common units, excluding those held by QEGP and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. QEGP may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of QELP’s outstanding common units are held or controlled by one person and its affiliates other than QEGP and its affiliates.

QMLP

QMGP has agreed not to withdraw voluntarily as general partner of QMLP prior to January 1, 2017 without obtaining the approval of a majority of the outstanding common units, excluding those held by QMGP and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. QMGP may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of QMLP’s outstanding common units are held or controlled by one person and its affiliates other than QMGP and its affiliates.

PostRock

Not applicable.

Removal of the General Partner

QRCP

Not applicable.

QELP

QEGP may not be removed as the general partner of QELP unless that removal is approved by the vote of holders of 66 2/3% of QELP’s outstanding units voting together as a single class, including units held by QELP’s general partner and its affiliates, and QELP has received an opinion of counsel regarding limited liability and tax matters. Any removal of QEGP is also subject to the approval of a successor general partner by the vote of the holders of a majority of QELP’s outstanding common units and Class B units, if any, voting as a single class, and subordinated units, voting as a class, including those held by QEGP and its affiliates. Thus, the ownership of more than 33 1/3% of the outstanding units by QEGP and its affiliates would give them the practical ability to prevent QEGP’s removal. As of February 1, 2010, QEGP, QRCP and their affiliates owned approximately 57% of the outstanding common and subordinated units, excluding units owned by QELP’s independent directors and executive officers.

QMLP

QMGP may not be removed as the general partner of QMLP unless that removal is approved by the vote of the holders of at least 66 2/3% of QMLP’s outstanding units, voting together as a single class, including units held by QMGP and its affiliates, and QMLP has received an opinion of counsel regarding limited liability and tax matters. Any removal of QMGP is also subject to the approval of a successor general partner by the vote of the holders of a majority of QMLP’s outstanding common units and Class B units, if any, voting as a single class, and subordinated units, voting as a class, including those units held by QMGP and its affiliates. Thus, the ownership of more than 33 1/3% of the outstanding units by QMGP and its affiliates would give them the practical ability to prevent removal QMGP’s removal. As of February 1, 2010, QMGP owned 2% of the outstanding common units and QRCP owned approximately 100% of the subordinated units.

PostRock

Not applicable.

Certain Anti-Takeover Provisions

QRCP

Under the NRS, an “interested stockholder” and a corporation are prohibited from engaging in certain business “combinations” for a period of three years from the date on which the stockholder first became an interested stockholder unless:

•	the board had previously approved the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder approve the combination at a meeting, no earlier than three years after the date that the stockholder first became an interested stockholder; or

•	another exception under the NRS is applicable.

The NRS defines the term “combination” generally to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions between a resident domestic corporation and an interested stockholder. The NRS defines the term “interested stockholder” to include a beneficial owner of 10% or more of the voting power of the outstanding shares of a corporation.

QELP

If any person or group other than QEGP, QRCP and their affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from QEGP or its affiliates and any transferees of that person or group approved by QEGP or to any person or group who acquires the units with the prior approval of the board of the general partner.

QMLP

If any person or group other than QMGP, QRCP and their affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from QMGP or its affiliates and any transferees of that person or group approved by QMGP, or to any person or group who acquires the units with prior approval of the board of QMGP, or to any person or group who acquires the units from any of QMLP’s private investors or its affiliates.

PostRock

Under Section 203 of the DGCL, an “interested stockholder” and a corporation are prohibited from engaging in certain “business combinations” for a period of three years from the date on which the stockholder first became an interested stockholder unless:

•	the board had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The DGCL defines the term “business combination” to include, among other things, mergers or consolidations either with the interested stockholder or with another entity if the transaction is caused by the interested stockholder, transfers of 10% or more of the assets of a corporation to the interested stockholder except in certain circumstances, issuances or transfers of any stock of the corporation or any majority-owned subsidiary corporation to the interested stockholder except in certain circumstances, any transaction involving the corporation and any majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate shares of stock owned by the interested stockholder subject to certain exceptions, and the receipt by the interested stockholder of the benefit, directly or indirectly, except proportionately as a stockholder of the corporation, of any loans, advances, guarantees, pledges or other financial benefits. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation.

A corporation can expressly elect not to be governed by Section 203 in its certificate of incorporation or bylaws, but PostRock has not done so.

For a description of other anti-takeover provisions of PostRock’s restated certificate of incorporation and bylaws, please read “Description of PostRock Capital Stock — Anti-Takeover Provisions of PostRock’s Restated Certificate of Incorporation and Bylaws.”

Limited Call Rights

QRCP

None.

QELP

If at any time QEGP and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, QEGP will have the right, which it may assign in whole or in part to any of its affiliates or to QELP, to acquire all, but not less than all, of the limited partner interests of the class held by persons other than QEGP and its affiliates as of a record date to be selected by QEGP, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of QEGP or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which QEGP first mails notice of the election to purchase those limited partner interests; and

•	the average of the closing prices for the 20 trading days ending as of the date three days before the date the notice is mailed.

QMLP

If at any time QMGP and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, QMGP will have the right, which it may assign in whole or in part to any of its affiliates or to QMLP, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by QMGP, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of QMGP or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which QMGP first mails notice of its election to purchase those limited partner interests; and

•	the average of the closing prices for the 20 trading days ending as of the date three days before the date the notice is mailed.

PostRock

None.

Annual Meetings of Stockholders/Unitholders

QRCP

QRCP’s annual meeting of stockholders is held on such date and time as the board determines by resolution.

QELP

QELP does not hold an annual meeting of unitholders.

QMLP

QMLP does not hold an annual meeting of unitholders.

PostRock

PostRock is required to hold an annual meeting of stockholders, and the date and time of such meeting is determined by the board.

Calling Special Meetings of Stockholders/Unitholders

QRCP

Special meetings of QRCP stockholders may be called only by the chairman of the board, the president or the board. Stockholders may not call special meetings.

QELP

Special meetings of the QELP limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed.

Limited partners may call a special meeting by delivering to the general partner one or more requests in writing stating that the signing limited partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from limited partners or within such greater time as may be reasonably necessary for QELP to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the general partner will send a notice of the meeting to the limited partners either directly or indirectly through the transfer agent. A special meeting will be held at a time and place determined by the general partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting.

QMLP

Special meetings of the QMLP limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed.

Limited partners may call a special meeting by delivering to the general partner one or more requests in writing stating that the signing limited partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from limited partners or within such greater time as may be reasonably necessary for QMLP to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the general partner will send a notice of the meeting to the limited partners either directly or indirectly through the transfer agent. A special meeting will be held at a time and place determined by the general partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting.

PostRock

Special meetings of PostRock stockholders may be called only by the board, the chairman of the board, the chief executive officer or three or more directors. Stockholders may not call special meetings.

Stockholder/Unitholder Proposals

QRCP

QRCP stockholders must deliver prior written notice of any proposal (other than a director nomination) that they intend to present at an annual stockholders’ meeting (i) no less than 50 days and no more than 75 days before the meeting date, or (ii) if less than 65 days’ notice is given to stockholders, no more than 15 days after the notice of meeting date.

QELP

Unitholder proposals may be presented any special meeting called in accordance with the provisions described in “— Calling Special Meetings of Stockholders/Unitholders” above.

QMLP

Unitholder proposals may be presented any special meeting called in accordance with the provisions described in “— Calling Special Meetings of Stockholders/Unitholders” above.

PostRock

PostRock stockholders must deliver prior written notice of any proposal (other than a director nomination) that they intend to present at an annual stockholders’ meeting (i) not less than 90 or more than 120 days prior to the first anniversary of the prior year’s annual meeting date; or (ii) if the date of the scheduled annual meeting differs from such anniversary date by more than 30 days, then not less than 90 days or more than 120 days prior to the date of the annual meeting, or if PostRock gives less than 100 days’ prior notice or public disclosure of the scheduled annual meeting date, then not later than the 10th day following the earlier of the day notice of such meeting was mailed to stockholders or the day such public disclosure was made.

Such notice must be accompanied by specific information required by PostRock’s bylaws. Stockholders who wish to bring business before an annual meeting of stockholders must be holders of record at the time of the giving of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting, and must be entitled to vote at the annual meeting.

Notice of Stockholder/Unitholder Meetings

QRCP

QRCP is required to notify stockholders between 10 and 60 days before any meeting of the date, time and place of the meeting.

QELP

QELP is required to notify unitholders between 10 and 60 days before any meeting of the date, time and place of the meeting.

QMLP

QMLP is required to notify unitholders between 10 and 60 days before any meeting of the date, time and place of the meeting.

PostRock

PostRock is required to notify stockholders between 10 and 60 days before any meeting of the date, time and place of the meeting.

Quorum for Stockholder/Unitholder Meetings

QRCP

The presence of one-third of the outstanding shares of QRCP capital stock entitled to vote constitutes a quorum at a meeting of stockholders.

QELP

A majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. If at any time any person or group, other than QEGP and its affiliates, or a direct or subsequently approved transferee of QELP’s general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the units held by that person or group will not be considered to be outstanding when determining the presence of a quorum.

QMLP

A majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. If at any time any person or group, other than QMGP and its affiliates, or a direct or subsequently approved transferee of QMLP’s general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the units held by that person or group will not be considered to be outstanding when determining the presence of a quorum.

PostRock

Shares of capital stock entitled to cast a majority of the votes which could be cast at such meeting by the holders of all outstanding shares of PostRock capital stock entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. Where a separate vote by a class or classes or series is required, a quorum for that matter consists of a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy.

Stockholder/Unitholder Rights Plan

QRCP

QRCP has adopted a stockholder rights plan. Pursuant to the rights plan, QRCP’s board authorized the issuance of one right for each outstanding share of QRCP’s common stock. Each right entitles stockholders to buy one unit consisting of one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.001 per share, at an exercise price of $75 per unit (subject to adjustment) in the event that the rights become exercisable. Subject to limited exceptions, the rights will be exercisable upon certain triggers relating to takeover events.

QELP

None.

QMLP

None.

PostRock

None.

Fiduciary Duties

QRCP

QRCP’s bylaws and articles of incorporation do not limit the fiduciary duties of directors under Nevada law.

QELP

QELP’s partnership agreement restricts, eliminates or otherwise modifies the duties, including fiduciary duties, and liabilities of the QEGP board owed to unitholders. For example, QELP’s partnership agreement provides that when QEGP is acting in its capacity as QELP’s general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when QEGP is acting in its individual capacity, as opposed to in its capacity as QEGP, it may act without any fiduciary obligation to QELP or the unitholders. QELP’s partnership agreement also restricts the remedies available to unitholders for actions taken that might otherwise constitute breaches of fiduciary duty.

QMLP

QMLP’s partnership agreement restricts, eliminates or otherwise modifies the duties, including fiduciary duties, and liabilities of the QMGP board owed to unitholders. For example, QMLP’s partnership agreement provides that when QMGP is acting in its capacity as QMLP’s general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when QEGP is acting in its individual capacity, as opposed to in its capacity as QEGP, it may act without any fiduciary obligation to QELP or the unitholders. QELP’s partnership agreement also restricts the remedies available to unitholders for actions taken that might otherwise constitute breaches of fiduciary duty.

PostRock

PostRock’s certificate of incorporation and bylaws do not limit the fiduciary duties of directors under Delaware law.

Indemnification of Directors and Officers and Exculpation of Directors

QRCP

Nevada law, QRCP’s articles of incorporation and the indemnification agreements between QRCP and its directors and executive officers each provide for indemnification of QRCP’s directors and officers against expenses paid in settlement and incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been an officer or director, if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

Such indemnification also applies in the case of an action by or on behalf of the corporation unless the person being indemnified has been adjudged to be culpable in the performance of such person’s duty to the corporation. However, a court overseeing such action may nonetheless determine that despite finding such person liable, such person will be entitled to indemnification.

However, the indemnification agreements provide that in the case of any threatened, pending or completed derivative action, suit or proceeding, no indemnification will be made in respect of any claim if a court of competent jurisdiction has found such person to be liable to QRCP unless, and only to the extent that, the District Court of the State of Nevada or the court in which such proceeding was brought or other court of competent jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses which the District Court of the State of Nevada or such other court deems proper.

QRCP maintains insurance for the benefit of QRCP’s directors and officers to insure these persons against certain liabilities.

Nevada law prohibits indemnification of a director or officer if the officer’s or director’s acts or omissions involved intentional misconduct, fraud or a knowing violation of law.

QELP

Under the QELP partnership agreement, QELP will generally indemnify officers, directors and affiliates of QEGP to the fullest extent permitted by law, from and against all losses, claims, damages or similar events. Section 17-108 of the DRULPA empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. QELP’s partnership agreement also provides that no officers, directors or affiliates of QEGP shall be liable for monetary damages to QELP or its limited partners for losses sustained or liabilities incurred unless such person acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was criminal.

QELP maintains insurance for the benefit of QELP’s directors and officers to insure these persons against certain liabilities.

QMLP

Under the QMLP partnership agreement, QMLP will generally indemnify officers, directors and affiliates of QMGP to the fullest extent permitted by law, from and against all losses, claims, damages or similar events. Section 17-108 of the DRULPA empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. QMLP’s partnership agreement also provides that no officers, directors or affiliates of QMGP shall be liable for monetary damages to QMLP or its limited partners for losses sustained or liabilities incurred unless such person acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was criminal.

The insurance policy maintained by QRCP for the benefit of its directors and officers also includes QMGP’s directors and officers.

PostRock

Under the DGCL, a Delaware corporation may indemnify directors, officers, employees and other representatives from liability in third party proceedings if the person acted in good faith and in a manner reasonably believed by the person to be in or not opposed to the best interests of the corporation, and, in any criminal actions, if the person had no reason to believe such action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may only be sought for expenses actually and reasonably incurred by such person in the defense or settlement of such proceeding and may not be made if the person seeking indemnification is found liable, unless the Delaware Court of Chancery or the court in which the action was brought determines the person is fairly and reasonably entitled to indemnification.

PostRock’s bylaws provide that the Corporation will indemnify its directors, officers, employees and other representatives to the fullest extent permitted by law.

Additionally, PostRock’s restated certificate of incorporation provides that no director will be personally liable to PostRock or its stockholders for monetary damages for breach of a fiduciary duty as a director to the fullest extent permitted by the DGCL. Please read “Description of PostRock Capital Stock — Limitation of Liability of Directors.”

Conflicts of Interest

QRCP

No contract or other transaction of QRCP will be affected by the fact that one or more directors or officers is interested in such contract or transaction so long as the relationship or interest is disclosed and such contract or transaction is authorized, approved or ratified by the non-interested members of QRCP’s board of directors or by vote or written consent of the QRCP stockholders entitled to vote, or so long as such contract is fair and reasonable to QRCP. The directors and officers are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which QRCP has expressed an interest as determined from time to time by resolution of QRCP’s board of directors.

QELP

Whenever a conflict arises between the general partner or its affiliates, on the one hand, and QELP or any other partner, on the other hand, the general partner will resolve that conflict. QELP’s partnership agreement contains provisions that modify and limit the general partner’s fiduciary duties to QELP unitholders. QELP’s partnership agreement also restricts the remedies available to unitholders for actions taken that might otherwise constitute breaches of fiduciary duty.

The general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board or from the majority of the outstanding common units, excluding those common units held by QEGP and its affiliates. The conflicts committee of the general partner’s board is a standing committee of the board consisting of independent directors.

QMLP

Whenever a conflict arises between the general partner or its affiliates, on the one hand, and QMLP or any other partner, on the other hand, the general partner will resolve that conflict. QMLP’s partnership agreement contains provisions that modify and limit the general partner’s fiduciary duties to QMLP unitholders. QMLP’s partnership agreement also restricts the remedies available to unitholders for actions taken that might otherwise constitute breaches of fiduciary duty.

The general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board or from the majority of the outstanding common units, excluding those common units held by QMGP and its affiliates. The conflicts committee of the general partner’s board is a standing committee of the board consisting of independent directors.

PostRock

PostRock’s restated certificate of incorporation and bylaws do not address conflict of interest transactions.

Amendments to Partnership Agreement or Certificate/Articles of Incorporation and Bylaws

QRCP

QRCP’s articles of incorporation may be amended by the affirmative vote of the holders of a majority of the shares entitled to vote.

Subject to the bylaws, if any, adopted by the stockholders, QRCP’s bylaws may be altered, amended, or repealed by the affirmative vote of a majority of the board present at any meeting of the board.

QELP

Amendments to QELP’s partnership agreement may be proposed only by or with the consent of QEGP, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below that do not require unitholder approval, the general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Generally, until the end of the subordination period, as defined in the QELP partnership agreement, an amendment must be approved by the holders of a majority of the outstanding common units, excluding common units owned by the general partner and its affiliates, voting as a class, and a majority of the outstanding subordinated units, voting as a class, and after the end of the subordination period, an amendment must be approved by the holders of a majority of the outstanding common units and Class B units, voting as a single class.

QEGP may make certain administrative amendments to QELP’s partnership agreement without the approval of any limited partner, including a change in QELP’s name, the admission, substitution, withdrawal or removal of partners in accordance with QELP’s partnership agreement or a change that QEGP determines to be necessary or appropriate to qualify or to continue QELP’s qualification as a limited partnership under the laws of any state. In addition, QEGP may make amendments to QELP’s partnership agreement without the approval of any limited partner if QEGP determines that those amendments do not adversely affect QELP’s limited partners in any material respect, are necessary or appropriate to comply with applicable law or the rules of any securities exchange; or are required to effect the intent of the provisions of QELP’s partnership agreement.

No amendments to QELP’s partnership agreement, other than the aforementioned administrative amendments, will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless QELP obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of QELP’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval by the holders of a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote or written consent (if permitted) of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

QMLP

Amendments to QMLP’s partnership agreement may be proposed only by or with the consent of QMGP, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below that do not require unitholder approval, the general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Generally, an amendment must be approved by the holders of at least 90% of the outstanding common units, Class C Units and subordinated units, each voting as a class.

QMGP may make certain administrative amendments to QMLP’s partnership agreement without the approval of any limited partner, including a change in QMLP’s name, the admission, substitution, withdrawal or removal of partners in accordance with QMLP’s partnership agreement or a change that QMGP determines to be necessary or appropriate to qualify or to continue QMLP’s qualification as a limited partnership under the laws of any state. In addition, QMGP may make amendments to QMLP’s partnership agreement without the approval of any limited partner if QMGP determines that those amendments do not adversely affect QMLP’s limited partners in any material respect, are necessary or appropriate to comply with applicable law or the rules of any securities exchange; or are required to effect the intent of the provisions of QMLP’s partnership agreement.

No amendments to QMLP’s partnership agreement, other than the aforementioned administrative amendments, will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless QMLP first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of QMLP’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval by the holders of a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote or written consent (if permitted) of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

PostRock

Under the DGCL, PostRock’s board must propose an amendment to PostRock’s certificate of incorporation, declare its advisability and submit it to the PostRock stockholders for approval. To be adopted, the amendment must be approved by both a majority of the outstanding stock entitled to vote on the matter and by a majority of each class of stock entitled to vote on the matter, as a class.

The affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of PostRock entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or adopt any provision inconsistent with, or to repeal, the provision in the certificate of incorporation denying the power of stockholders to act by written consent.

PostRock’s bylaws may be amended by PostRock’s board or by the affirmative vote of the holders of shares representing a majority in voting power of PostRock’s outstanding voting stock, voting together as a single class.

POSTROCK MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section of the joint proxy statement/prospectus entitled “PostRock Management’s Discussion and Analysis of Financial Condition and Results of Operations,” unless the context clearly requires otherwise, references to “we,” “us,” and “our” refer to PostRock and its subsidiaries and affiliates, including the successors to QRCP, QELP and QMLP, on a pro forma consolidated basis assuming the recombination was completed on January 1, 2008, and, when used in a historical context, refer to the business and operations of QRCP and its subsidiaries and affiliates, including QELP and QMLP, on a consolidated basis. This discussion should be read in conjunction with (1) PostRock’s unaudited pro forma condensed consolidated financial statements and the notes thereto contained in this joint proxy statement/prospectus, (2) the historical financial statements and the notes thereto of QRCP, QELP and QMLP included in this joint proxy statement/prospectus or attached to this joint proxy statement/prospectus as annexes, (3) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for QRCP and QELP contained in each entity’s Annual Report on Form 10-K/A for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2009, which are attached to this joint proxy statement/prospectus as annexes, and (4) “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QMLP” included in this joint proxy statement/prospectus.

Overview of PostRock

PostRock is a Delaware corporation formed on July 1, 2009 under the name New Quest Holdings Corp. solely for the purpose of effecting the recombination and has had no other operations to date. On October 2, 2009, the corporation changed its name to PostRock Energy Corporation. PostRock has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement. Following the recombination, PostRock will own QRCP, QELP and QMLP as direct or indirect wholly-owned subsidiaries and will have no significant assets other than the stock or other voting securities of its subsidiaries. At the completion of the recombination, PostRock will be an integrated independent energy company involved in the acquisition, development, exploration, production and transportation of natural gas, primarily from coal seam (coal bed methane, or “CBM”) and unconventional shale, and natural gas and oil from conventional reservoirs. PostRock’s principal operations and producing properties will be located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma; Seminole County, Oklahoma; and West Virginia, Pennsylvania and New York in the Appalachian Basin.

On a pro forma basis for the recombination, PostRock’s assets, as of September 30, 2009, consist of the following:

•	Approximately 2,126 gross producing gas wells, 23 gross producing oil wells, as well as approximately 486 gross gas wells which are currently not producing gas but are capable of producing gas, the development rights to approximately 535,818 net acres and approximately 2,173 miles of gas gathering pipeline in the Cherokee Basin. There are approximately 234 wells that we believe to be capable of production should gathering infrastructure be available. Of this, approximately 100 wells are in an area where this infrastructure has been partially completed by Bluestem. The estimated net proved reserves associated with these assets as of December 31, 2008 were 152.7 Bcfe.

•	Approximately 505 gross gas wells, with five in various stages of completion, the development rights to approximately 44,779 net acres and approximately 183 miles of gas gathering pipeline in the Appalachian Basin. The estimated net proved reserves associated with these assets as of December 31, 2008 were 18.6 Bcfe.

•	18 gross producing oil wells, with up to 37 additional shut in wells believed to be capable of production, and the development rights to approximately 1,480 net acres in Seminole County, Oklahoma.

•	An 1,120 mile interstate natural gas pipeline that transports natural gas from northern Oklahoma and western Kansas to the metropolitan Wichita and Kansas City markets.

Business Segments

PostRock will report its results of operations as two business segments:

•	Oil and gas production, including gathering, treating and processing natural gas; and

•	Natural gas pipelines, including storage and transporting natural gas.

How PostRock Will Evaluate its Operations

Management of PostRock is expected to be the same as current management of QRCP, QELP and QMLP. Management uses and expects to continue to use a variety of financial and operational measurements to analyze performance and the health of the business. These measurements include the following: (1) volumes of gas and oil produced; (2) quantity of proved reserves; (3) realized prices; (4) throughput volumes, firm transportation contracted volumes, fuel consumption by its facilities and natural gas sales volumes; (5) operations and maintenance expenses; and (6) oil and gas production and general and administrative expenses.

Volumes of Oil and Gas Produced

The following table sets forth information concerning our oil and gas production.

	Gas (Mmcf)	Oil (Bbls)	Mmcfe

Year ended December 31, 2008:
Cherokee Basin	20,869	61	21,237
Appalachian Basin	459	9	511

Nine months ended September 30, 2009:
Cherokee Basin	15,518	45	15,788
Appalachian Basin	680	15	770

Quantity of Proved Reserves

As a given well produces, total gas reserves and total oil reserves, as applicable, decline. Management of PostRock intends, subject to oil and gas prices, availability of capital and other economic factors, to replace the production of proved reserves by drilling additional wells and by acquiring additional reserves or smaller producers. In addition, management will monitor actual production levels and leases that require drilling in order to hold them.

Realized Prices

Oil and natural gas prices historically have been very volatile and may fluctuate widely in the future. The Southern Star prices typically are at a discount to the NYMEX pricing at Henry Hub, the regional pricing point, whereas Appalachian prices typically are at a premium to NYMEX pricing. The average monthly discount (or basis differential) we realized in the Cherokee Basin was over $1.85 per Dth in 2008 and between $0.32 and $0.79 per Dth during the quarter ended September 30, 2009. During the five-year period ended December 31, 2008, gas prices have been extremely volatile with NYMEX spot prices ranging from a low of $3.63 per Mmbtu to a high of $15.39 per Mmbtu. During the nine-month period ended September 30, 2009, the NYMEX spot price ranged from a low of $2.51 per Mmbtu to a high of $6.07 per Mmbtu. Approximately 98% of PostRock’s production is natural gas.

PostRock expects to continue to sell, at least in the near term, the majority of its gas in the Cherokee Basin based on the Southern Star first of month index, with the remainder sold on the daily price on the Southern Star index, much like QELP does today. PostRock expects to continue to sell the majority of its gas in the Appalachian Basin based on the Dominion Southpoint index, with the remainder sold on a local basis, much like QELP does today. The majority of QELP’s oil production is currently sold under a contract priced at a fixed discount to NYMEX oil prices.

Due to the historical volatility of oil and natural gas prices, PostRock intends to implement a hedging strategy similar to QELP’s current strategy, which is aimed at reducing the variability of prices it receives for the sale of its future production. Management believes that the stabilization of prices and production afforded to PostRock by providing a revenue floor for its production is beneficial; however, this strategy may result in lower revenues than PostRock would have if it was not a party to derivative instruments in times of rising oil or natural gas prices. As a result of rising commodity prices, PostRock may recognize additional charges in future periods. PostRock expects to continue to hold the derivative contracts currently held by QELP, which are based on Southern Star and NYMEX natural gas and oil prices. PostRock will also have fixed price sales contracts with certain customers in the Appalachian Basin. PostRock expects these derivative contracts and fixed price contracts to mitigate its risk to fluctuating commodity prices but not to eliminate the potential effects of changing commodity prices. PostRock expects the derivative contracts to limit its exposure to basis differential risk as it intends to enter into derivative contracts that are based on the same indices on which the underlying sales contracts are based or by entering into basis swaps for the same volume of hedges that settle based on NYMEX prices.

As of December 31, 2008, QELP held derivative contracts and fixed price sales contracts totaling approximately 39.8 Bcf of natural gas and 66,000 Bbls of oil through 2012. Approximately 22.5 Bcf of QELP’s Cherokee Basin natural gas production is hedged utilizing Southern Star contracts at a weighted average price of $7.42/Mmbtu for 2010 through 2012. Approximately 1.2 Bcf of QELP’s Appalachian Basin natural gas is hedged utilizing NYMEX contracts at a weighted average price of $9.77/Mmbtu for 2010 through 2012. QELP’s fixed price sales contracts hedge approximately 0.1 Bcf of its Appalachian Basin natural gas production at a weighted average price of $8.96/Mmbtu in 2010.

Approximately 30,000 Bbls of QELP’s Seminole County crude oil production is hedged utilizing NYMEX contracts for 2010 through 2012 at a weighted average price of $87.50/Bbl. For more information on QELP’s derivative contracts, see Note 8 — Financial Instruments and Note 7 — Derivative Financial Instruments, in the Notes to Condensed Consolidated Financial Statements in Item 8 of QELP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached as Annex H hereto.

Throughput Volumes, Firm Transportation Contracted Volumes, Fuel Consumption by PostRock’s Facilities and Natural Gas Sales Volumes

Throughput volumes, firm transportation contracted volumes, fuel consumption by PostRock’s compression facilities and natural gas sales volumes are all factors that will be considered in PostRock’s operational analysis. PostRock will monitor volumes on its pipelines and gathering facilities to ensure that it has adequate throughput to meet its financial objectives. PostRock plans to work to add new volumes to the Bluestem gas gathering system and the KPC Pipeline to offset or exceed the normal decline of existing volumes. In addition, PostRock will continue to monitor fuel consumption to maximize the efficiency of its compression facilities and increase overall throughput.

Pipeline Operations and Maintenance Expenses

Operations and maintenance expenses are costs associated with the operation of a specific asset. Direct labor, insurance, ad valorem taxes, repair and maintenance, utilities and contract services comprise the most significant portion of PostRock’s operations and maintenance expenses on its natural gas pipelines segment. These expenses remain relatively stable independent of the volumes through its systems but fluctuate slightly depending on the activities performed during a specific period.

Oil and Gas Production Expenses

In evaluating PostRock’s production operations, management intends to monitor and assess its oil and gas production per Mcfe produced. Management believes this measure will allow PostRock to evaluate its operating efficiency. These expenses will also be used by management in reviewing the economic feasibility of a potential acquisition or development project.

Oil and gas production expenses are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, dewatering and water disposal, production taxes and materials and supplies are expected to comprise the most significant portion of PostRock’s oil and gas production expenses. Production expenses do not include general and administrative expenses. PostRock intends to monitor its production expenses per well to determine whether wells or properties should be shut-in, recompleted or sold. A majority of the operating cost components are variable and increase or decrease as the level of produced hydrocarbons increases or decreases. For example, PostRock will incur power costs in connection with various production related activities such as pumping to recover oil and gas and removing and disposing of water from coal seams to permit the recovery of gas. Certain items, however, such as direct labor and materials and supplies, generally will remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to pumping equipment or surface facilities will result in increased expenses in periods during which they are performed.

Production taxes vary by state.  PostRock’s production taxes will be calculated as a percentage of its oil and gas wellhead revenues. In general, as prices and volumes increase, PostRock’s production taxes will increase, and as prices and volumes decrease, PostRock’s production taxes will decrease.

Kansas currently imposes a severance tax on the gross value of oil and gas produced from wells having an average daily production during a calendar month with a gross value of more than $87 per day. Kansas also imposes oil and gas conservation assessments per barrel of oil and per 1,000 cubic feet of gas produced. In general, oil and gas leases and oil and gas wells (producing or capable of producing), including all equipment associated with such leases and wells, are subject to an ad valorem property tax. Oklahoma imposes a monthly gross production tax and excise tax based on the gross value of the oil and gas produced. Oklahoma also imposes an excise tax based on the gross value of oil and gas produced. All property used in the production of oil and gas is exempt from ad valorem taxation if gross production taxes are paid. Lastly, the rate of taxation of locally assessed property varies from county to county and is based on the fair cash value of personal property and the fair cash value of real property.

West Virginia imposes a severance tax equal to five percent of the gross value of oil and gas produced and a similar severance tax on CBM produced. West Virginia also imposes an additional annual privilege tax equal to 4.7 cents per Mcf of natural gas produced. New York imposes an annual oil and gas charge based on the amount of oil or natural gas produced each year.

General and Administrative Expenses

PostRock will incur direct general and administrative expenses including the costs of employee, officer and director compensation and benefits, and all other expenses necessary or appropriate to the conduct its business. PostRock’s pro forma general and administrative expenses for 2008 were approximately $28 million and for the first nine months of 2009 were approximately $29.7 million. PostRock believes that its general and administrative expenses will significantly decrease as a general matter during 2010 and as a result of the recombination for a number of reasons, including because the costs of the investigation, the restatements and reaudits, and the costs associated with the recombination are included in general and administrative expenses during the periods presented and largely will not be recurring charges in 2010. Further, the legal and other professional fees and SEC filing fees are expected to be reduced.

General Trends and Outlook

Management expects PostRock’s business to continue to be affected by the following key trends. PostRock’s expectations are based on assumptions made by management and information currently available to management. To the extent the underlying assumptions about or interpretations of available information prove to be incorrect, PostRock’s actual results may vary materially from its expectations.

U.S. Gas Supply and Outlook

The current global economic outlook coupled with exceptional unconventional resource development success in the U.S. has resulted in a significant decline in natural gas prices across the U.S. Gas price declines are expected to impact PostRock in two different ways. First, the basis differential from NYMEX pricing to sales point pricing for PostRock’s Cherokee Basin gas production has narrowed significantly. The basis differential was in excess of $3.50 during record prices in 2008. The differential has closed to $0.32 - $0.79 during the third quarter of 2009. The second impact has been the absolute value erosion of natural gas. PostRock’s operations and financial condition are significantly impacted by absolute natural gas prices. On September 30, 2009, the spot market price for natural gas at Henry Hub was $3.29 per Mmbtu, a 53.8% decrease from September 30, 2008. In the third quarter of 2009, on a pro forma basis, the average realized natural gas price was $3.15 per Mcf versus $8.31 per Mcf in the third quarter of 2008.

For oil, worldwide demand has decreased by over 5% from 2007 levels creating an oversupply environment similar to natural gas. The recent recovery of oil prices into the $70 per barrel range has had a small positive impact on revenues during the second half of 2009. Management of PostRock believes that managing price volatility will continue to be a challenge. The spot market price for oil at Cushing, Oklahoma at September 30, 2009 was 30.0% less than the price at September 30, 2008. In the third quarter of 2009, on a pro forma basis, PostRock’s average realized prices for oil was $64.08 per Bbl compared with third quarter 2008 average realized price of $116.89 per Bbl. It is impossible to predict the duration or outcome of these price declines or the long-term impact on drilling and operating costs and the impacts, whether favorable or unfavorable, to PostRock’s results of operations, liquidity and capital resources. Due to PostRock’s relatively low level of oil production relative to gas, the volatility of oil prices has historically had less of an effect on operations.

Currently, there is unprecedented uncertainty in the financial markets. This uncertainty presents additional potential risks to PostRock and its subsidiaries. These risks include the availability and costs associated with PostRock’s and its subsidiaries’ borrowing capabilities and raising additional debt and equity capital.

Oil and Gas Production.  PostRock’s results of operations and financial condition will substantially depend upon the price of natural gas. PostRock believes that future natural gas prices will be influenced by supply deliverability, the severity of winter and summer weather and the level of United States economic growth. However, energy market uncertainty has negatively impacted North American drilling activity in the recent past. Lower drilling levels and shut-in wells over a sustained period are expected to have a negative effect on natural gas volumes gathered and processed.

Realized pricing of PostRock’s oil and natural gas production is primarily driven by the prevailing worldwide prices for crude oil and spot market prices applicable to United States natural gas production. Significant factors that may impact future commodity prices include developments in the issues currently impacting the Middle East; the extent to which members of the Organization of Petroleum Exporting Countries and other oil exporting nations are able to continue to manage oil supply through export quotas; and overall North American gas supply and demand fundamentals, including the impact of increasing liquefied natural gas deliveries to the United States.

Although the number of natural gas wells drilled in the United States has increased overall in recent years, a corresponding increase in production has not been realized, primarily as a result of smaller discoveries and the decline in production from existing wells. PostRock believes that an increase in United States drilling activity, additional sources of supply such as liquefied natural gas and imports of natural gas will be required for the natural gas industry to meet the expected increased demand for, and to compensate for the slowing production of, natural gas in the United States. Some of the areas in which PostRock will operate are experiencing significant drilling activity as a result of new drilling for deeper natural gas formations and the implementation of new exploration and production techniques.

While PostRock anticipates continued high levels of exploration and production activities over the long-term in the areas in which it operates, fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new natural gas reserves. Drilling activity generally decreases as natural gas prices decrease. PostRock will have no control over the level of drilling activity in the areas of its operations.

Horizontal Drilling Overview.  The value potential for many of PostRock’s Appalachian properties may be enhanced by the use of horizontal drilling, which has been found to provide advantages in extracting natural gas in various environments, including shale and other tight reservoirs that are challenging to produce efficiently. In general, horizontal wells use directional drilling to create one or more lateral legs designed to allow the well bore to stay in contact with the reservoir longer and to intersect more vertical fractures in the formation than conventional methods. While substantially more expensive, horizontal drilling may improve overall returns on investment by increasing recovery volumes and rates, limiting the number of wells necessary to develop an area through conventional drilling and reducing the costs and surface disturbances of multiple vertical wells.

Midstream Natural Gas Industry.  The midstream natural gas industry links the exploration and production of natural gas and the delivery of its components to end-use markets and provides natural gas gathering, compression, dehydration, treating, conditioning, processing, and transportation services. This industry group is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas producing wells.

PostRock will face competition for natural gas transportation and in obtaining natural gas supplies for its processing and related services operations. Competition for natural gas supplies is based primarily on the location of gas-gathering facilities and gas-processing plants, operating efficiency and reliability, and the ability to obtain a satisfactory price for products recovered. Competition for customers is based primarily on price, delivery capabilities, flexibility and maintenance of high-quality customer relationships. Many of PostRock’s competitors, such as major oil and gas and pipeline companies, have capital resources and control supplies of natural gas substantially greater than PostRock. Smaller local distributors may enjoy a marketing advantage in their immediate service areas.

Liquidity and Capital Resources

Historical Cash Flows and Liquidity

Cash flows from operating activities have historically been driven by the quantities of our production of oil and natural gas and the prices received from the sale of this production and revenue generated from our pipeline operating activities. Prices of oil and natural gas have historically been very volatile and can significantly impact the cash from the sale our oil and natural gas production. Use of derivative financial instruments help mitigate this price volatility. Cash expenses also impact our operating cash flow and consist primarily of oil and natural gas property operating costs, severance and ad valorem taxes, interest on our indebtedness, general and administrative expenses and taxes on income.

Cash flows from investing activities have historically been driven by sales of oil and gas properties, leasehold acquisitions, exploration and development, pipeline expansion and acquisitions of businesses.

Cash flows from financing activities have historically been driven by borrowing and repayments on debt instruments, issuances of common stock and the costs associated with these activities.

Credit Agreements

In connection with the closing of the recombination, PostRock expects to continue to be obligated under the existing credit agreements, which will remain at the applicable subsidiary level and continue to be secured by the existing collateral, except as noted below. Immediately following the closing of the recombination, PostRock expects to have approximately $330 million of debt and no availability under the various credit agreements. PostRock’s debt immediately following the closing may be higher than the projected amount, and such difference may be material. Below is a summary of the terms of the credit agreements as they are expected to be in effect at the time of the closing of the recombination.

QRCP

QRCP entered into an amended and restated credit agreement with RBC on September 11, 2009. This amended credit agreement contemplates the recombination and provides that the closing of the proposed recombination will not be an event of default. QRCP’s credit agreement includes a term loan with a current outstanding principal balance of $28.25 million and an $8 million revolving line of credit. As of the closing of the recombination, PostRock expects the amount outstanding under the amended credit agreement to be $39.4 million which includes accrued interest, $8 million drawn under the revolving line of credit and three promissory notes that have been issued under the credit agreement that will remain outstanding. The promissory notes include an $862,786 interest deferral note dated June 30, 2009 (representing outstanding due and unpaid interest on the term loan), a $282,500 payment-in-kind note dated May 29, 2009 (representing a 1% amendment fee payable by QRCP in connection with the fourth amendment to QRCP’s credit facility), and a second $25,000 payment-in-kind note dated June 30, 2009 (representing an amendment fee payable by QRCP in connection with the fifth amendment to the credit facility). On December 17, 2009, QRCP entered into a further amendment that provides for QRCP to guarantee the credit facilities of QELP and QMLP after the recombination and to pledge its ownership interests in QELP and QMLP to secure its guarantees. No additional amendments to the QRCP credit agreement are contemplated prior to the closing of the recombination or in connection therewith.

Interest Rate and Other Fees.  Interest accrues on the QRCP term loan, the interest deferral note and the two payment-in-kind notes at the base rate plus 10.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.50% or RBC’s prime rate for such day. The revolving line of credit is non-interest bearing. Instead, QRCP is required to pay to the lenders a facility fee equal to $2.0 million on July 11, 2010. The facility fee will be proportionately reduced if all of the following facility fee reduction conditions are satisfied: (i) repayment and termination by QRCP of the revolving line of credit, (ii) payment of the deferred quarterly principal payments under the term loan as discussed below under “— Payments,” (iii) repayment of the interest deferral note and the two payment-in-kind notes and (iv) payment of any deferred interest under the term loan, the interest deferral note and the two payment-in-kind notes as discussed below under “— Payments.”

Additionally, two of QRCP’s subsidiaries assigned to the lenders an overriding royalty interest in the oil and gas properties owned by them in the aggregate equal to 2% of its respective working interest (plus royalty interest, if any), proportionately reduced, in its respective oil and gas properties. Each lender agreed to reconvey the overriding royalty interest (and any accrued payments owing to such lender) if on or before July 11, 2010 the facility fee reduction conditions discussed above are satisfied and the term loan (together with accrued and unpaid interest) is paid in full. Each lender also agreed to reconvey the overriding royalty interest (but not any accrued payments owing to such lender) if on or before July 11, 2010 the facility fee reduction conditions discussed above are satisfied.

Payments.  Quarterly principal payments of $1.5 million on the term loan due September 30, 2009, December 31, 2009 March 31, 2010 and June 30, 2010 will be deferred until July 11, 2010, at which time all $6 million will be due. Thereafter, QRCP will be required to make a principal repayment of $1.5 million at the end of each calendar quarter until maturity.

Maturity Dates.  The maturity date of the term loan will be January 11, 2012. The maturity date of the revolving line of credit, the interest deferral note and the two payment-in-kind notes will be July 11, 2010. The revolving line of credit, term loan, interest deferral note and the two payment-in-kind notes may be prepaid at any time without any premium or penalty. On July 11, 2010, the total amount due by QRCP under its credit agreement (assuming the facility fee reduction conditions are all satisfied on that date) would be approximately $21 million.

Security Interest.  The QRCP credit agreement is secured by a first priority lien on QRCP’s ownership interests in QELP and QMLP and the oil and gas properties owned by Quest Eastern in the Appalachian Basin, which are substantially all of QRCP’s assets. The assets of QMLP, QELP and their subsidiaries are not pledged to secure the QRCP term loan. The QRCP credit agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates (or BP Corporation North America, Inc. or its affiliates), will be secured pari passu by the liens granted under the loan documents. In connection with the recombination, the security interest in QRCP’s ownership interest in QELP and QMLP will be released in order to permit QRCP to pledge such ownership interests to secure its guarantee of the credit facilities of QELP and QMLP, respectively.

Events of Default.  In addition to customary events of default, it is an event of default under the QRCP credit agreement if by January 15, 2010, QRCP has not (i) delivered to RBC evidence that the recombination has been agreed to by the lenders under QELP’s and QMLP’s credit agreements and (ii) delivered to RBC evidence that the board of directors of each of QRCP, QELP, QMLP and certain of their subsidiaries have approved the terms of any amendments, restatements or new credit facilities to renew, rearrange or replace the existing credit agreements of each of QELP and QMLP. This requirement was satisfied with the execution of the amendments to QELP’s and QMLP’s credit agreements on December 17, 2009.

QELP

A. Quest Cherokee Credit Agreement.  QELP is a party, as a guarantor, to an amended and restated credit agreement with its wholly-owned subsidiary, Quest Cherokee, LLC (“Quest Cherokee”), as the borrower, RBC, as administrative agent and collateral agent, KeyBank National Association, as documentation agent and the lenders party thereto. QELP entered into an amendment to the Quest Cherokee credit agreement on December 17, 2009. This amended credit agreement contemplates the recombination and provides that the closing of the proposed recombination will not be an event of default. QELP agreed to pay an amendment fee of 0.50% of the outstanding principal amount of the Quest Cherokee credit agreement, which fee is payable on the maturity date of the loan. No additional amendments to the Quest Cherokee credit agreement are contemplated prior to the closing of the recombination or in connection therewith.

Borrowing Base.  The Quest Cherokee credit agreement consists of a three-year $145 million credit facility. In connection with the December 17, 2009 amendment, the revolving credit facility was converted to a term loan and no future borrowings are permitted under the credit facility. The maximum outstanding amount under the credit facility is tied to a borrowing base that will be redetermined by the lenders every three months taking into account the value of QELP’s proved reserves. In addition, QELP and RBC each have the right to initiate a redetermination of the borrowing base between each scheduled redetermination but no more than two such redeterminations may occur in a 12 month period. If the borrowing base is reduced in connection with a redetermination, outstanding borrowings in excess of the new borrowing base will be required to be repaid (1) either within 30 days following receipt of notice of the new borrowing base or in two equal monthly installments beginning on or before the 30th day following receipt of notice of the new borrowing base or (2) immediately if the borrowing base is reduced in connection with a sale or disposition of certain properties in excess of 2% of the borrowing base. As of June 30, 2009, the borrowing base was $160 million (reduced from $190 million at December 31, 2008). At that time, there was a borrowing base deficiency which has been resolved but which left no remaining borrowing capacity. Effective December 17, 2009, QELP’s borrowing base under its revolving credit agreement was further reduced to $145 million in connection with another borrowing base redetermination, which resulted in a borrowing base deficiency of $15 million. QELP repaid the borrowing base deficiency on December 17, 2009 in connection with the execution of the amendment to the Quest Cherokee credit agreement.

Payments.  The outstanding principal amount of the Quest Cherokee credit agreement must be reduced to the amounts and by the dates specified below:

March 31, 2010	$141,000,000
June 30, 2010	$141,000,000
September 30, 2010	$138,000,000
December 31, 2010	$134,000,000

The remaining balance of the Quest Cherokee credit agreement is due on the maturity date.

In addition, Quest Cherokee must make a prepayment within 20 business days after the end of each calendar quarter (beginning with the quarter ending March 31, 2010) in an amount equal to QELP’s Excess Book Cash. Excess Book Cash is equal to book cash at the end of a quarter less the sum of the following: (i) restricted cash set aside for accrued royalty payments, (ii) restricted cash set aside to secure letters of credit, (iii) restricted cash set aside for accrued and unpaid taxes, (iv) quarterly estimated federal income taxes, to the extent not already reflected in (iii) above, (v) any other amounts approved by the required lenders under the credit agreement, and (vi) $5 million.

Interest Rate.   Interest generally accrues at either LIBOR plus 4.0% or the base rate plus 3.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%.

Maturity Date.  The maturity date of the Quest Cherokee credit agreement is March 31, 2011 (or July 11, 2010 if the recombination does not occur by July 10, 2010).

Security Interest.  The Quest Cherokee credit agreement is secured by a first priority lien on substantially all of the assets of QELP and its subsidiaries. All obligations arising under the loan documents, including obligations under any hedging agreement entered into with the lenders and their affiliates (or BP Corporation North America, Inc. or its affiliates), is expected to be secured pari passu by the liens granted under the loan documents. The Quest Cherokee credit agreement will also be secured by the guarantee of PostRock and QRCP and a pledge of all of QRCP’s equity interest in QELP.

B. Second Lien Loan Agreement.  QELP and Quest Cherokee are parties to a $45 million second lien loan agreement. QELP entered into an amendment to the second lien loan agreement on December 17, 2009. This amended loan agreement contemplates the recombination and provides that the closing of the proposed recombination will not be an event of default. QELP agreed to pay an amendment fee of 2.10% of the outstanding principal amount of the second lien loan agreement, which fee is payable on the maturity date of the loan. The fee will be partially forgiven if the second lien term loan is repaid in full on or before February 28, 2011. No additional amendments to the second lien loan agreement are contemplated prior to the closing of the recombination or in connection therewith.

Interest Rate.  Interest accrues under the second lien loan agreement at either LIBOR plus 11.0% (with a LIBOR floor of 3.5%) or the base rate plus 10.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.5%, RBC’s prime rate or LIBOR plus 1.25%. Amounts due under the second lien loan agreement may be prepaid without any premium or penalty, at any time. QELP may elect to defer the payment of a portion of the interest (at the rate of up to 2%) until maturity. If any amount is outstanding under the Quest Cherokee credit agreement, such interest amount must be deferred. Deferred interest will bear interest.

Payments.  No prepayments may be made on the second lien term loan while the Quest Cherokee credit agreement is outstanding. After the Quest Cherokee credit agreement is paid in full, Quest Cherokee must make a prepayment within 20 business days after the end of each calendar quarter (beginning with the quarter ending March 31, 2010) in an amount equal to QELP’s Excess Book Cash.

Maturity Date.  The maturity date of the second lien loan agreement is March 31, 2011 (or July 11, 2010 if the recombination does not occur by July 10, 2010).

Security Interest.  The second lien loan agreement is secured by a second priority lien on substantially all of the assets of QELP and its subsidiaries. The Quest Cherokee credit agreement will also be secured by the guarantee of PostRock and QRCP (which will be subordinated to the guarantees of the Quest Cherokee credit agreement and the QMLP credit agreement) and a second lien pledge of all of QRCP’s equity interest in QELP.

QMLP

QMLP entered into an amendment to the QMLP credit agreement on December 17, 2009. This amended credit agreement contemplates the recombination and provides that the closing of the proposed recombination will not be an event of default. QMLP agreed to pay an amendment fee of 0.50% of the outstanding principal amount of the QMLP credit agreement, which fee is payable on the maturity date of the loan. No additional amendments to the QMLP credit agreement are contemplated prior to the closing of the recombination or in connection therewith. In connection with the December 17, 2009 amendment, the QMLP credit agreement was converted to a term loan and no future borrowings are permitted under the QMLP credit agreement. As of the closing of the recombination, PostRock expects the outstanding principal amount of the QMLP credit agreement to be $118.7 million.

Interest Rate.  Interest accrues at either LIBOR plus a margin ranging from 2.0% to 3.5% (depending on the total leverage ratio) or the base rate plus a margin ranging from 1.0% to 2.5% (depending on the total leverage ratio), at QMLP’s option. The base rate is generally the higher of the federal funds rate plus 0.5%, RBC’s prime rate or LIBOR plus 1.25%.

Payments.  There are no scheduled principal payments prior to the maturity date.

Maturity Dates.  The maturity date of the QMLP credit agreement is March 31, 2011 (or July 11, 2010 if the recombination does not occur by July 10, 2010).

Security Interest.  The QMLP credit agreement is secured by a first priority lien on substantially all of the assets of QMLP and its subsidiaries. The QMLP credit agreement will also be secured by the guarantee of PostRock and QRCP and a pledge of all of QRCP’s equity interest in QMLP.

In addition, as a result of the recent expiration of MGE’s firm transportation contract with the KPC Pipeline and the expected decrease in 2010 in the gathering and compression fees charged under the midstream services agreement between Bluestem and QELP as a result of the low natural gas prices in 2009, QMLP may not be in compliance with the total leverage ratio covenant commencing with the second quarter of 2010, if it is not able to reduce its expected total indebtedness as of June 30, 2010 and/or increase its anticipated EBITDA for the quarter ended June 30, 2010. If QMLP were to default, the lenders could accelerate the entire amount due under the QMLP credit agreement.

Sources of Liquidity in 2010 and Capital Requirements

During 2009, due to lower gas prices and the amount of the gathering rate QELP was obligated to pay to QMLP relative to the price at which it could sell its gas, it was not economical for QELP to drill new wells, complete existing wells or produce gas from new wells. Furthermore, QRCP did not have the capital necessary to drill any wells. Therefore, the only wells drilled and completed in 2009 were the seven necessary to hold otherwise expiring acreage. Management believes that after the closing of the recombination, because PostRock will be able to operate as one entity and the gathering costs will be an expense of production without a built-in profit, PostRock will be in a much better position to drill, complete and profitably produce gas, even in a low gas price environment. In addition, management believes that the recombination will put PostRock in a better position to add reserves and production, depending on capital availability. Management also expects the recombined production and gathering operations and the simplified structure of the organization to be more attractive to potential capital providers.

In 2010, PostRock intends to focus on maintaining a stable asset base, improving the profitability of its assets by increasing their utilization while controlling costs and raising equity capital. For 2010, PostRock expects to spend approximately $6.0 million to complete and $5.5 million to connect 108 gross wells, $2.7 million for land and equipment in the Cherokee Basin, approximately $20 million of net expenditures to drill and complete seven horizontal wells and $2.5 million on land, equipment and connections in the Appalachian Basin. These wells will be drilled on locations that are classified as containing proved reserves in the December 31, 2008 reserve report. PostRock intends to fund these capital expenditures only to the extent that it has available cash from operations after taking into account its debt service and other obligations, and with the proceeds from additional equity capital issuances and borrowings.

In order to accomplish the goals and objectives set forth above, no later than the first half of 2010, PostRock will need to raise a sufficient amount of equity capital to fund its drilling program and pay down outstanding indebtedness. PostRock may not be able to raise a sufficient amount of equity capital for these purposes at the appropriate time which would restrict its ability to fund its operations and capital expenditures and PostRock may be forced to file for bankruptcy.

Contractual Obligations

PostRock will have numerous contractual commitments in the ordinary course of business, debt service requirements and operating lease commitments. The following table summarizes these commitments as of September 30, 2009:

	Payments Due by Period
		Less Than	1-3	4-5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands)

Revolving Credit Facility — QRCP(1)	1,500	1,500	—	—	—
Term Loan — QRCP(1)	30,345	9,595	20,750	—	—
Revolving Credit Facility — QELP(1)	160,000	—	160,000	—	—
Term Loan — QELP(1)	29,800	29,800	—	—	—
Revolving Credit Facility — QMLP(1)	121,728	—	—	121,728	—
Other Note obligations(1)	182	125	44	12	1
Interest expense on bank credit facilities(2)	27,418	15,284	11,796	338	—
Facility fee on bank credit facility	2,000	2,000	—	—	—
Operating lease obligations	8,311	1,584	2,645	2,057	2,025

	$381,284	$59,888	$195,235	$124,135	$2,026

(1)	In connection with the recombination the credit agreements of QRCP, QELP and QMLP have been amended to allow the recombination on the terms described above under “— Liquidity and Capital Resources — Credit Agreements.”

(2)	The interest payment obligation was computed using the LIBOR interest rate as of September 30, 2009. Assumes no reduction in the outstanding principal amount borrowed under the revolving credit facilities prior to maturity.

Off-Balance Sheet Arrangements

At September 30, 2009, on a pro forma basis, PostRock would not have had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, PostRock does not intend to engage in trading activities involving non-exchange traded contracts. As such, PostRock does not expect to be exposed to any financing, liquidity, market, or credit risk that could arise if it had engaged in such activities.

Recent Impairments

In connection with the preparation and audit of the consolidated financial statements of PostRock and QRCP for the year ended December 31, 2009, PostRock has determined that it will record in its consolidated financial statements a non-cash impairment charge, expected to be in the range of $140 million to $180 million, on its interstate and gathering pipelines and related contract-based intangible assets in the fourth quarter of 2009. This non-cash impairment charge is due to the loss of MGE, a significant customer of the KPC Pipeline, during the fourth quarter of 2009 and amendments to the credit agreements of QELP in December 2009 resulting in a reduction of expected drilling activity in the Cherokee Basin.

BUSINESS OF POSTROCK

In this section of the joint proxy statement/prospectus entitled “Business of PostRock,” unless the context clearly requires otherwise, references to “we,” “us,” and “our” refer to PostRock and its subsidiaries and affiliates, including the successors to QRCP, QELP and QMLP, on a pro forma consolidated basis assuming the recombination was completed on January 1, 2008, and, when used in a historical context, refer to the business and operations of QRCP and its subsidiaries and affiliates, including QELP and QMLP on a consolidated basis.

Business and Properties

General

PostRock is a Delaware corporation. Our principal executive offices are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102 and our telephone number is (405) 600-7704.

We are an integrated independent energy company engaged in the acquisition, exploration, development, production and transportation of oil and natural gas.

We divide our operations into two reportable business segments:

•	Oil and gas production, including gathering, treating and processing natural gas; and

•	Natural gas pipelines, including storage and transporting of natural gas.

PostRock

On a pro forma basis for the recombination, PostRock’s assets as of September 30, 2009, consist of the following:

•	Approximately 2,126 gross producing gas wells, 23 gross producing oil wells, as well as approximately 486 gross gas wells which are currently not producing gas but are capable of producing gas, the development rights to approximately 535,818 net acres and approximately 2,173 miles of gas gathering pipeline in the Cherokee Basin. There are approximately 234 wells that we believe to be capable of production should gathering infrastructure be available. Of this, approximately 100 wells are in an area where this infrastructure has been partially completed by Bluestem. The estimated net proved reserves associated with these assets as of December 31, 2008 were 152.7 Bcfe.

•	Approximately 505 gross gas wells, with five in various stages of completion, the development rights to approximately 44,779 net acres and approximately 183 miles of gas gathering pipeline in the Appalachian Basin. The estimated net proved reserves associated with these assets as of December 31, 2008 were 18.6 Bcfe.

•	18 gross producing oil wells, with up to 37 additional shut in wells believed to be capable of producing, and the development rights to approximately 1,480 net acres in Seminole County, Oklahoma.

•	An 1,120 mile interstate natural gas pipeline that transports natural gas from northern Oklahoma and western Kansas to the metropolitan Wichita and Kansas City markets.

Oil and Gas Production

Cherokee Basin.  PostRock’s oil and gas production operations will be primarily focused on the development of CBM in a 15-county region in southeastern Kansas and northeastern Oklahoma known as the Cherokee Basin. As of December 31, 2008, PostRock had approximately 152.7 Bcfe of estimated net proved reserves in the Cherokee Basin. PostRock expects to operate approximately 99% of the existing Cherokee Basin wells and to have an average net working interest of approximately 99% and an average net revenue interest of approximately 82% in those wells. PostRock believes it will be the largest producer of natural gas in the Cherokee Basin based on its average net daily production of 5.8 Mmcfe for the period ended September 30, 2009.

These Cherokee Basin reserves have a reserve-to-production ratio of 7.3 years (5.0 years for PostRock’s proved developed properties) as of December 31, 2008. A typical Cherokee Basin CBM well has a predictable production profile and a standard economic life of approximately 15 years. As of December 31, 2008, PostRock had the development rights to approximately 557,603 net acres throughout the Cherokee Basin, with 40.4% of those acres undeveloped, and was operating approximately 2,438 gross gas wells and 27 gross oil wells in the Cherokee Basin.

For 2010, PostRock expects to spend approximately $6.0 million to complete and $5.5 million to connect 108 gross wells and $2.7 million for land and equipment in the Cherokee Basin. PostRock intends to fund these capital expenditures with available cash from operations after taking into account its debt service obligations and with the proceeds of additional equity capital issuances and borrowings, but there can be no assurance that PostRock will be able to obtain the capital to achieve this plan. PostRock intends to develop its Cherokee Basin acreage utilizing a combination of 160-acre and 80-acre spacing.

Appalachian Basin.  PostRock’s oil and gas production operations in the Appalachian Basin will be primarily focused on the development of the Marcellus Shale. PostRock has identified, based on reserves as of December 31, 2008, approximately 22 gross proved undeveloped drilling locations and approximately 435 additional gross potential drilling locations in the Appalachian Basin, which consist of approximately 334 potential gross vertical well locations and approximately 123 potential gross horizontal well locations, including significant development opportunities for Devonian Sands and Brown Shales. These potential well locations are located within PostRock’s acreage in West Virginia and New York and represent a significant part of PostRock’s future long-term development drilling program. PostRock’s ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, gas prices, costs and drilling results. The assignment of proved reserves to these locations is based on the assumptions regarding gas prices in our December 31, 2008 reserve report, which prices have declined since the date of the report. In addition, no proved reserves are assigned to any of the approximately 435 Appalachian Basin potential drilling locations PostRock has identified and therefore, there exists greater uncertainty with respect to the likelihood of drilling and completing successful commercial wells at these potential drilling locations. For 2010, PostRock expects to spend approximately $20 million of net expenditures to drill and complete seven horizontal wells and $2.5 million on land, equipment and connections in the Appalachian Basin. There can be no assurance that PostRock will be able to obtain the capital necessary to achieve this plan.

As of September 30, 2009, PostRock’s properties in the Appalachian Basin consist of:

•	approximately 44,779 net acres of oil and natural gas producing properties with estimated proved reserves of 18.6 Bcfe as of December 31, 2008, which are approximately 68% proved developed, and net production of approximately 3.3 Mmcfe/d and

•	Approximately 505 gross gas wells.

PostRock expects to operate approximately 99% of the existing wells and to have an average net working interest of approximately 93% and an average net revenue interest of approximately 75%. PostRock’s average net daily production in the Appalachian Basin was approximately 2.8 Mmcfe for the nine months ended September 30, 2009. PostRock’s reserves in the Appalachian Basin have an average proved reserve-to-production ratio of 17.5 years (10.7 years for PostRock’s proved developed properties) as of December 31, 2008. Typical horizontal Marcellus Shale wells have a predictable production profile and an estimated productive life of approximately 50 years.

As of September 30, 2009, PostRock owned the development rights to approximately 44,779 net acres throughout the Appalachian Basin, with 80.5% of that acreage undeveloped.

Seminole County, Oklahoma.  As of September 30, 2009, PostRock owned 55 gross productive oil wells and the development rights to approximately 1,480 net acres in Seminole County, Oklahoma and its oil producing properties in Seminole County had estimated net proved reserves, as of December 31, 2008, of 588,800 Bbls, all of which were proved developed producing. During the first nine months of 2009, net production for PostRock’s Seminole County properties was approximately 140 Bbls/d. PostRock’s oil production operations in Seminole County are expected to be primarily focused on the development of the Hunton Formation. Management believes there are approximately 11 horizontal drilling locations for the Hunton Formation on PostRock’s acreage. PostRock’s ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approval, oil prices, costs and drilling results. The Seminole County properties do not include any proved undeveloped reserves.

Natural Gas Pipeline Operations

PostRock’s interstate pipeline operations will consist of a 1,120 mile interstate natural gas pipeline referred to herein as the “KPC Pipeline” which transports natural gas from northern Oklahoma and western Kansas to the metropolitan Wichita and Kansas City markets. It is one of only three pipeline systems currently capable of delivering gas into the Kansas City metropolitan market. The KPC Pipeline includes three compressor stations with a total of 14,680 horsepower and has a throughput capacity of approximately 160 Mmcf/d. The Federal Energy Regulatory Commission, or FERC, regulates the KPC Pipeline. The KPC Pipeline also has supply interconnections with pipelines owned and/or operated by Enogex Inc., Panhandle Eastern PipeLine Company and ANR Pipeline Company, which will enable PostRock to transport natural gas volumes sourced from the Anadarko and Arkoma basins, as well as the western Kansas and Oklahoma panhandle producing regions.

Business Strategy

PostRock’s business strategy for 2010 is to create stockholder value by investing capital to increase proved reserves, production and cash flow and increasing pipeline system revenue through expanded opportunities. We expect to accomplish this goal by focusing on the following key strategies:

•	Reducing debt unless there is a significant improvement in commodity prices;

•	Efficiently control the drilling and development of our acreage position in the Cherokee and Appalachian Basins and other acquired acreage positions;

•	Expand PostRock’s gas gathering system throughout the Cherokee Basin in order to accommodate the development of a wider acreage footprint;

•	Accumulate additional acreage in the Cherokee Basin in areas where management believes the most attractive development opportunities exist;

•	Pursue selected strategic business combinations in the Cherokee Basin that would add attractive development opportunities and critical gas gathering infrastructure;

•	Maintain operational control over our assets whenever possible;

•	Limit our reliance on third party contractors with respect to the completion, stimulation and connection of our wells in the Cherokee Basin;

•	Maintain a low cost and efficient operating structure through the use of remote data monitoring technology;

•	Pursue opportunities to apply our expertise with conventional and unconventional resource development in other basins; and

•	Pursue opportunities to increase the utilization of the KPC Pipeline.

Description of Our Exploration and Production Properties and Projects

Cherokee Basin

PostRock will produce CBM gas out of its properties located in the Cherokee Basin. The Cherokee Basin is located in southeastern Kansas and northeastern Oklahoma. Geologically, it is situated between the Forest City Basin to the north, the Arkoma Basin to the south, the Ozark Dome to the east and the Nemaha Ridge to the west. The Cherokee Basin is a mature producing area with respect to conventional reservoirs such as the Bartlesville sandstones and the Mississippian limestones, which were developed beginning in the early 1900s.

The Cherokee Basin is part of the Western Interior Coal Region of the central United States. The coal seams we target for development are found at depths of 300 to 1,400 feet. The principal formations we target include the Mulky, Weir-Pittsburgh and the Riverton. These coal seams are blanket type deposits, which extend across large areas of the basin. Each of these seams generally range from two to five feet thick. Additional minor coal seams such as the Summit, Bevier, Fleming and Rowe are found at varying locations throughout the basin. These seams range in thickness from one to two feet.

The rock containing conventional gas, referred to as “source rock,” is usually different from reservoir rock, which is the rock through which the conventional gas is produced, while in CBM, the coal seam serves as both the source rock and the reservoir rock. The storage mechanism is also different. Gas is stored in the pore or void space of the rock in conventional gas, but in CBM, most, and frequently all, of the gas is stored by adsorption. This adsorption allows large quantities of gas to be stored at relatively low pressures. A unique characteristic of CBM is that the gas flow can be increased by reducing the reservoir pressure. Frequently, the coal bed pore space, which is in the form of cleats or fractures, is filled with water. The reservoir pressure is reduced by pumping out the water, releasing the methane from the molecular structure, which allows the methane to flow through the cleat structure to the well bore. Because of the necessity to remove water and reduce the pressure within the coal seam, CBM, unlike conventional hydrocarbons, often will not show immediately on initial production testing. Coalbed formations typically require extensive dewatering and depressuring before desorption can occur and the methane begins to flow at commercial rates. Our Cherokee Basin CBM properties typically dewater for a period of 12 months before peak production rates are achieved.

CBM and conventional gas both have methane as their major component. While conventional gas often has more complex hydrocarbon gases, CBM rarely has more than 2% of the more complex hydrocarbons. Once coalbed methane has been produced, it is gathered, transported, marketed and priced in the same manner as conventional gas. The CBM produced from our Cherokee Basin properties has an Mmbtu content of approximately 970 Mmbtu, compared to conventional natural gas hydrocarbon production which can typically vary from 1,050-1,300 Mmbtus.

The content of gas within a coal seam is measured through gas desorption testing. The ability to flow gas and water to the wellbore in a CBM well is determined by the fracture or cleat network in the coal. While, at shallow depths of less than 500 feet, these fractures are sometimes open enough to produce the fluids naturally, at greater depths the networks are progressively squeezed shut, reducing the ability to flow. It is necessary to provide other avenues of flow such as hydraulically fracturing the coal seam. By pumping fluids at high pressure, fractures are opened in the coal and a slurry of fluid and sand is pumped into the fractures so that the fractures remain open after the release of pressure, thereby enhancing the flow of both water and gas to allow the economic production of gas.

Cherokee Basin Projects

PostRock intends to develop its CBM reserves in the Cherokee Basin on both 160-acre and 80-acre spacing. PostRock’s wells generally reach total depth in 1.5 days. During the first nine months of 2009, we did not drill and complete any wells. During our most recent drilling and completion program, which ended in the third quarter of 2008, our cost to drill and complete a well, excluding the related pipeline infrastructure, was approximately $135,000. We estimate that for 2010, our average cost for drilling and completing a well will be between $110,000 and $120,000 excluding the related pipeline infrastructure. For 2010, we expect to spend approximately $6.0 million to complete and $5.5 million to connect 108 gross wells. All of these new gas wells will be completed on locations that are classified as containing proved reserves in the December 31, 2008 reserve report. In 2010, we expect to spend approximately $2.7 million for land and equipment. However, PostRock intends to fund these capital expenditures only to the extent that it has available cash from operations after taking into account its debt service and other obligations, and with the proceeds of additional equity capital issuances and borrowings. PostRock can give no assurance that any such funds will be available.

We perforate and frac the multiple coal seams present in each well. Our typical Cherokee Basin multi-seam CBM well has net reserves of 105 Mmcf. Our general production profile for a CBM well averages an initial production rate of 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered. A period of relatively flat production of 50-55 Mcf/d (net) follows the initial dewatering period for a period of approximately twelve months. After 24 months, production begins to decline. The standard economic life is approximately 15 years. Our completed wells rely on very basic industry technology.

Our development activities in the Cherokee Basin also include a program to recomplete CBM wells that produce from a single coal seam to wells that produce from multiple coal seams. We believe we have approximately 200 additional wellbores that are candidates for recompletion to multi-seam producers. The recompletion strategy is to add four to five additional pay zones to each wellbore, in a two-stage process at an average cost of approximately $16,000 per well. Adding new zones to a well has a brief negative effect on production by first taking the well offline to perform the work and then by introducing a second dewatering phase of the newly completed formations. However, in the long term, we believe the impact of the multi-seam recompletions will be positive as a result of an increase in the rate of production and the ultimate recoverable reserves available per well.

Wells are equipped with small pumping units to facilitate the dewatering of the producing coal seams. Generally, upon initial production, a single coal seam will produce 50-60 Bbls of water per day. A multi-seam completion produces about 150 Bbls of water per day. Eventually, water production subsides to 30-50 Bbls per day. Produced water is disposed through injection wells we drill into the underlying Arbuckle formation. One disposal well will generally handle the water produced from 25 CBM wells.

Appalachian Basin

The Appalachian Basin is one of the largest and oldest producing basins within the United States. It is a northeast to southwest trending, elongated basin that deepens with thicker sections to the east. This basin takes in southern New York, Pennsylvania, eastern Ohio, extreme western Maryland, West Virginia, Kentucky, extreme western/northwestern Virginia, and portions of Tennessee. The basin is bounded on the east by a line of metamorphic rocks known as the Blue Ridge province which is thrusted to the west over the basin margin. Most prospective sedimentary rocks containing hydrocarbons are found at depths of approximately 1,000-9,000 feet with shallowest production in areas where oil and gas are seeping from the outcrop. Most productive horizons are found in sedimentary strata of Pennsylvanian, Mississippian, Devonian, Silurian, and Ordovician age. The Appalachian Basin has been an active area for oil and gas exploration, production and marketing since the mid-1800s. Although deeper zones are of interest, the main exploration and development targets are the Mississippian and Devonian sections.

Our main area of interest is within West Virginia, where there are producing formations at depths of 1,500 feet to approximately 8,000 feet. Specifically, our main production targets are the lower Devonian Marcellus Shale, the shallow Mississippian (Big Injun, Maxton, Berea, Pocono, Big Lime) and the Upper Devonian (Riley, Benson, Java, Alexander, Elk, Cashaqua, Middlesex, West River and Genesee, including the Huron Shale members, Rhinestreet Shales). Although deeper targets are of interest (Onondaga and Oriskany), they are of lesser importance. The Mississippian formations are a conventional petroleum reservoir with the Devonian sections being a non-conventional energy resource.

The method for exploring and drilling these targets is different in several aspects. The Mississippian and Upper Devonian sections are explored through vertical drilling. The lower Marcellus section is explored by both vertical and horizontal drilling. The Mississippian section is identified by distinct sand and limestone zones with conventional porosity and permeability. Depths range from 1,000-2,500 feet deep. The Upper Devonian sands, siltstones, and shales are identified as multiple stacked pay lenses with depths ranging from 2,500-7,000 feet deep. The Marcellus Shale ranges in depth from 5,900 feet in portions of West Virginia to 7,100 feet in other portions of West Virginia. In certain areas of our leasehold, vertical wells are drilled with combination completions in the Mississippian, Upper Devonian, and the Marcellus. Occasionally, vertical wells might only complete a single section of the three prospective pay intervals.

Our technical team has extensive experience in vertical and horizontal exploration, development and production. We have identified areas within the Appalachian Basin that we believe are prospective for both vertical and horizontal targets. As of September 30, 2009, we had development rights to acreage in approximately 18 counties within the Appalachian Basin. Certain counties are vertical drilling targets for development and other counties are horizontal development targets. We believe there are over 334 gross vertical locations that would include potential production from one or all three of the Mississippian, Upper Devonian Sands, and Siltstones. We believe there are approximately 123 gross horizontal locations that would include the primary target for the Marcellus formation. We have recently drilled and set production pipe on two horizontal wells located in Wetzel County, West Virginia. This county in particular, along with Lewis County, West Virginia and Steuben County, New York, is prospective for horizontal drilling in the Marcellus. Depths to the Marcellus in Lewis County and Wetzel County range from

6,300 feet to 7,200 feet. The thickness of the Marcellus in these counties ranges from just over fifty feet thick to over ninety feet thick.

Appalachian Basin Projects

At December 31, 2008, the Appalachian estimated net proved reserves totaled 18.6 Bcfe and were producing approximately 2.9 Mmcfe/d. During the first nine months of 2009, QRCP drilled and is completing one gross vertical well in Wetzel County, West Virginia and is completing two gross horizontal wells in Wetzel County, West Virginia. Connections to interstate pipelines have recently been installed near the Wetzel County wells and PostRock intends to complete the wells as soon as capital is available.

For 2010, PostRock expects to spend approximately $20 million to drill and complete seven horizontal wells and approximately $2.5 million on land, equipment and connections in the Appalachian Basin. Each well will be drilled on a location that is classified as containing proved reserves in our December 31, 2008 reserve report. The expenditure of these funds is subject to capital being available.

Seminole County, Oklahoma

Our Seminole County, Oklahoma oil producing property is located in south central Oklahoma. This mature oil producing property was originally discovered in 1926 and has undergone several periods of re-development since that time. Two producing horizons include the Hunton Limestone at approximately 4,100 feet and the First Wilcox Sand at approximately 4,300 feet. The Hunton Limestone is the main current producing horizon in the field. Produced water is disposed on-site. Primary oil recovery from the Hunton with vertical wells was limited by discontinuous porosity development in the Hunton reservoir. Early attempts to waterflood this horizon met with poor results. We plan to further develop the Hunton horizon with horizontal drilling.

Oil and Gas Data

Estimated Net Proved Reserves

The following table presents our estimated net proved oil and gas reserves relating to our oil and natural gas properties as of the dates presented based on our reserve reports as of the dates listed below (this information is inclusive of all basins and areas). The data was prepared by the petroleum engineering firm Cawley, Gillespie & Associates, Inc. in Ft. Worth, Texas. The standardized measure values shown in the table are not intended to represent the current market value of our estimated oil and gas reserves and do not reflect the effect of any hedging activities. Proved reserves at December 31, 2008 were determined using prices of $44.60 per barrel of oil and $5.71 per Mcf of gas at December 31, 2008, $96.10 per barrel of oil and $6.43 per Mcf of gas at December 31, 2007, and $61.06 per barrel of oil and $6.03 per Mcf of gas at December 31, 2006.

	December 31,
	2008	2007	2006

Proved reserves
Gas (Mcf)	170,629,373	210,923,406	198,040,000
Oil (Bbls)	694,620	36,556	32,272
Total (Mcfe)	174,797,093	211,142,742	198,233,632
Proved developed gas reserves (Mcf)	136,544,572	140,966,295	122,390,360
Proved undeveloped gas reserves (Mcf)	34,084,801	69,957,111	75,649,640
Proved developed oil reserves (Bbls)(1)	682,031	36,556	32,272
Proved developed reserves as a percentage of total proved reserves	80.46%	66.87%	61.84%
Standardized measure (in thousands)(2)	$164,094	$286,177	$230,832

(1)	Although we have proved undeveloped oil reserves, they are insignificant, so no effort was made to calculate such reserves.

(2)	Standardized measure is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenues. Standardized measure does not give effect to commodity derivative transactions. For a description of our derivative transactions, see Note 8 — Financial Instruments and Note 7 — Derivative Financial Instruments, in the notes to QRCP’s consolidated financial statements in this joint proxy statement/prospectus. The standardized measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standards Board (“FASB”) pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate. QELP’s standardized measure historically has not reflected any future income tax expenses as QELP, as a partnership, does not pay federal income taxes. Although as of December 31, 2008, QRCP’s standardized measure reflected no future income tax expense due to the writedowns during 2008, PostRock’s standardized measure will over the long-run reflect future income tax expenses.

The data in the tables above represents estimates only. Oil and gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and gas that are ultimately recovered. See “Risk Factors — Risks Related to the Business of PostRock — PostRock’s estimated proved reserves are based on assumptions that may prove to be inaccurate.” Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Production Volumes, Sales Prices and Production Costs

The following table sets forth information regarding the oil and natural gas properties owned by us through our subsidiaries and affiliates. The oil and gas production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells. All sales data excludes the effects of our derivative financial instruments.

	Nine Months Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006

Net Production:
Gas (Bcf)	16.20	21.33	16.98	12.30
Oil (Bbls)	60,433	69,812	7,070	9,808
Gas equivalent (Bcfe)	16.56	21.75	17.02	12.36
Oil and Gas Sales ($ in thousands):
Gas sales	$53,545	$156,051	$104,853	$71,836
Oil sales	3,166	6,448	432	574

Total oil and gas sales	$56,711	$162,499	$105,285	$72,410
Avg Sales Price (unhedged):
Gas ($ per Mcf)	$3.31	$7.32	$6.18	$5.84
Oil ($ per Bbl)	$52.38	$92.36	$61.10	$58.52
Gas equivalent ($ per Mcfe)	$3.42	$7.47	$6.19	$5.86
Avg Sales Price (hedged)(1):
Gas ($ per Mcf)	$8.38	$7.02	$6.60	$4.40
Oil ($ per Bbl)	$67.17	$90.44	$61.10	$58.52
Gas equivalent ($ per Mcfe)	$8.44	$7.18	$6.61	$4.43
Oil and gas operating expenses ($ per Mcfe):
Lifting	$0.92	$1.58	$1.71	$1.56
Production and property tax	$0.43	$0.45	$0.42	$0.49
Net Revenue ($ per Mcfe)	$2.12	$5.44	$4.06	$3.81

(1)	Data includes the effects of realized gains (losses) on our commodity derivative contracts that do not qualify for hedge accounting. The following table summarizes the realized gains (losses) by commodity type by period:

	Nine Months Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006

Realized gain (loss) on hedges
Gas hedges	$82,203	$(6,254)	$7,279	$(17,712)
Oil hedges	893	(134)	—	—

	$83,096	$(6,388)	$7,279	$(17,712)

Producing Wells and Acreage

The following tables set forth information regarding our ownership of productive wells and total net acres as of December 31, 2006, 2007 and 2008. For purposes of the table below, productive wells consist of producing wells and wells capable of production.

	Productive Wells
	Gas(1)		Oil		Total
	Gross	Net	Gross	Net	Gross	Net

December 31, 2006	1,653	1,635	29	28.1	1,682	1,663
December 31, 2007	2,225	2,218	29	28.1	2,254	2,246
December 31, 2008(2)	2,873	2,825	82	80.2	2,955	2,905

(1)	At December 31, 2008, we had approximately 2,346 gross wells in the Cherokee Basin that were producing from multiple seams.

(2)	Includes approximately 500 gross productive Appalachian Basin wells acquired in the PetroEdge acquisition and 55 gross productive oil wells acquired in Seminole County, Oklahoma.

	Leasehold Acreage
	Producing(1)		Nonproducing		Total
	Gross	Net	Gross	Net	Gross	Net

December 31, 2006	394,795	385,148	132,189	124,774	526,984	509,922
December 31, 2007(2)	403,048	393,480	204,104	187,524	607,152	581,004
December 31, 2008(3)(4)	464,702	446,537	208,224	180,707	672,926	627,244

(1)	Includes acreage held by production under the terms of the lease.

(2)	The leasehold acreage data as of December 31, 2007 includes non-producing leasehold acreage in the States of New Mexico, Texas and Pennsylvania of approximately 24,740 gross and 22,694 net acres. Approximately 45,000 net acres that were included in the 2006 leasehold acreage amounts have expired.

(3)	The leasehold acreage data as of December 31, 2008 includes acreage held by QRCP and QELP in the States of Kansas, Oklahoma, New York, Pennsylvania, and West Virginia.

(4)	The leasehold acreage data as of December 31, 2008 includes approximately 37,723 gross and 31,565 net acres attributable to various farm-out agreements or other mechanisms in the Appalachian Basin. Approximately 6,912 net acres are earned and approximately 24,653 net acres are unearned under these agreements. There are certain drilling or payment obligations that must be met before this unearned acreage is earned.

As of December 31, 2008, in the Cherokee Basin, we had 332,401 net developed acres and 225,202 net undeveloped acres. Subsequent to the divestiture of our acreage in Lycoming County, Pennsylvania and as of September 30, 2009, we had, in the Appalachian Basin, 8,728 net developed acres and 36,051 net undeveloped acres. Developed acres are acres spaced or assigned to productive wells/units based upon governmental authority or standard industry practice. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether such acreage contains proved reserves.

Drilling Activities

The table below sets forth the number of wells completed at any time during the period, regardless of when drilling was initiated. Our drilling, recompletion, abandonment, and acquisition activities for the periods indicated are shown below (this information is inclusive of all basins and areas):

	Nine Months
	Ended		Year Ended		Year Ended		Year Ended
	September 30,		December 31,		December 31,		December 31,
	2009		2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploratory wells drilled:
Capable of production	—	—	1	1	—	—	—	—
Dry	—	—	1	1	—	—	—	—
Development wells drilled:
Capable of production	6	6	339	338	572	572	621	621
Dry	—	—	—	—	—	—	—	—
Wells plugged and abandoned	9	9	17	17	—	—	—	—
Wells acquired capable of production(1)	—	—	551	514.5	—	—	—	—
Net increase (decrease) in capable wells	(3)	(3)	875	837.5	572	572	621	621
Recompletion of old wells:
Capable of production	—	—	14	14	50	49	125	122

(1)	Includes 53.5 net and 55 gross oil wells capable of production acquired in Seminole County, Oklahoma in February 2008. The remainder of the acquired wells were acquired as part of the PetroEdge acquisition.

Exploration and Production

General

As the operator of wells in which we have an interest, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. PostRock will directly manage all of its properties and employ production and reservoir engineers, geologists and other specialists.

Field operations conducted by our personnel include duties performed by “pumpers” or employees whose primary responsibility is to operate the wells. Other field personnel are experienced and involved in the activities of well servicing, the development and completion of new wells and the construction of supporting infrastructure for new wells (such as electric service, salt water disposal facilities, and gas feeder lines). The primary equipment categories owned by us are trucks, well service rigs, stimulation assets and construction equipment. We utilize third party contractors on an “as needed” basis to supplement our field personnel.

In the Cherokee Basin, we provide, on an in-house basis, many of the services required for the completion and maintenance of our CBM wells. Internally sourcing these functions significantly reduces our reliance on third party contractors, which typically provide these services. We are also able to realize significant cost savings because we can reduce delays in executing our plan of development, avoid paying price markups and are able to purchase our own supplies at bulk discounts. We rely on third party contractors to drill our wells. Once a well is drilled, either we or a third party contractor will run the casing. We will perform the cementing, fracturing, stimulation and complete our own well site construction. We have our own fleet of 24 well service units that we use in the process of completing our wells, and to perform remedial field operations required to maintain production from our existing wells. In the Appalachian Basin, we rely on third party contractors for these services.

Oil and Gas Leases

As of September 30, 2009, we had over 4,300 leases covering approximately 583,783 net acres. The typical oil and gas lease provides for the payment of royalties to the mineral owner for all oil or gas produced from any well drilled on the lease premises. This amount ranges from 12.5% to 18.75% resulting in an 81.25% to 87.5% net revenue interest to us.

Because the acquisition of oil and gas leases is a very competitive process, and involves certain geological and business risks to identify productive areas, prospective leases are sometimes held by other oil and gas operators. In order to gain the right to drill these leases, we may purchase leases from other oil and gas operators. In some cases, the assignor of such leases will reserve an overriding royalty interest, ranging from 3.125% to 16.5% which further reduces the net revenue interest available to us to between 71.0% and 84.375%.

As of September 30, 2009, approximately 72% of our oil and gas leases were held by production, which means that for as long as our wells continue to produce oil or gas, we will continue to own those respective leases.

Gas Gathering Systems

The Bluestem System includes approximately 2,173-miles of low pressure gas gathering pipeline network located in the Cherokee Basin and provides a market outlet for natural gas in a region of approximately 1,000 square miles in size and has connections to both intrastate and interstate delivery pipelines. It is the largest gathering system in the Cherokee Basin with a current throughput capacity of approximately 85 Mmcf/d and delivers virtually all its gathered gas into Southern Star Central Gas Pipeline at multiple interconnects. This gathering system includes 83 field compression units comprising approximately 51,000 horsepower of compression in the field (most of which are currently rented) as well as seven CO2 amine treating facilities.

PostRock will gather on the Bluestem System all of the natural gas it produces in the Cherokee Basin in addition to some natural gas produced by other companies. The pipeline network is a critical asset for PostRock’s future growth in the Cherokee Basin because natural gas gathering pipelines are a costly component of the infrastructure required for natural gas production and such pipelines are not easily constructed.

For the year ended December 31, 2008, our average cost for pipeline infrastructure to connect a Cherokee Basin well was approximately $65,500 per well. For the first nine months of 2009, we only connected one well. PostRock estimates that its cost for pipeline infrastructure to connect a Cherokee Basin well will be approximately $5.5 million to connect 108 gross wells in the Cherokee Basin in 2010, if the outlook for commodity prices improves to the point where it believes the connection of these wells is justified and if PostRock has available capital.

PostRock also owns and operates a gas gathering pipeline network of approximately 183 miles that serves its acreage position in the Appalachian Basin. The pipeline delivers both to intrastate gathering and interstate pipeline delivery points. As of September 30, 2009, this system has a maximum daily throughput of approximately 15 Mmcf/d and is operating at about 20% capacity. All of PostRock’s Appalachian gas production is transported by this gas gathering pipeline network. Less than 1% of the current volumes transported on this natural gas gathering pipeline system are for third parties.

Midstream Services Agreement

Following the closing of the recombination, the midstream services agreement between QELP and QMLP will no longer be material.

Third Party Gas Gathering

For services rendered to third parties, PostRock retains a portion of the gas volumes sold. Approximately 6% of the gas transported on PostRock’s natural gas gathering pipeline system in the Cherokee Basin is for third parties.

Natural Gas Pipeline

The KPC Pipeline is an interstate natural gas transportation pipeline located in Kansas, Oklahoma and Missouri. The pipeline was assembled in the mid-1980’s from various crude oil transportation pipelines. Over the years, the KPC Pipeline has been reliant on Kansas Gas Services and Missouri Gas Energy for the majority of its income. The pipeline has a capacity of up to 160 MMcf/d. The KPC Pipeline is exceptionally underutilized in terms of capacity and its prior owners have historically done little to diversify markets. PostRock intends to try to significantly increase opportunities to maximize the value of the KPC Pipeline, such as creating additional service options for both gas suppliers and consumers. On September 1, 2009, KPC filed new tariff sheets that will allow the

KPC Pipeline to offer what are referred to as Park and Loan services. This will create a new income opportunity for the KPC Pipeline as well as provide a value-adding service for customers as they balance gas supply and demand. PostRock will continually evaluate other opportunities and additional services, each intended to create value for the customer while providing incremental revenue for the KPC Pipeline.

The management team responsible for the KPC Pipeline has short, intermediate and long term strategies in place to stabilize and grow the KPC asset base and cash flows. Many of these strategies are already being pursued with a limited number already in implementation. It may take several years to reach its ultimate potential and that may never be achieved. Management believes that the KPC Pipeline is a valuable asset with significant hidden potential.

Marketing and Major Customers

Exploration and Production

In the Cherokee Basin for 2008 and the first nine months of 2009, substantially all of our gas production was sold to ONEOK Energy Marketing and Trading Company (“ONEOK”). More than 71% of our natural gas production was sold to ONEOK and 21% was sold to Tenaska Marketing Ventures in 2007. More than 91% of our natural gas production was sold to ONEOK in 2006. The ONEOK sales agreement is a monthly evergreen agreement, cancellable by either party. PostRock intends to diversify its gas sales and introduce new purchasers to its gas supply. This will reduce marketing risk and provide competition to optimize the price PostRock receives for its production.

Our oil in the Cherokee Basin is currently being sold to Coffeyville Refining. Previously, it had been sold to Plains Marketing, L.P.

During the nine months ended September 30, 2009, we sold 100% of our oil in Seminole County, Oklahoma to Sunoco Partners Marketing & Terminals L.P.

Approximately 73% of our 2008 Appalachian Basin production was sold to Dominion Field Services under contracts with a mix of fixed price and index based sales and expiring between October 31, 2009 and March 31, 2010, which were in place at the time of the PetroEdge acquisition in July 2008. Reliable Wetzel transported and sold approximately 10% of our 2008 Appalachian Basin production under a market sensitive contract that expires in 2010. Another 8% was sold to Hess Corporation under a mix of fixed price and index based sales. The remainder of the Appalachian production was sold to various purchasers under market sensitive pricing arrangements. None of these remaining sales exceeded 4% of total Appalachian Basin production. Due to the history of problematic Northeastern pipeline constraints, we have secured a firm transportation agreement to ensure uninterrupted deliveries of our natural gas production.

Under various sale and purchase contracts, 100% of our oil produced in the Appalachian Basin was sold to Appalachian Oil Purchasers, a division of Clearfield Energy.

If we were to lose any of these oil or gas purchasers, we believe that we would be able to promptly replace them. If we were to terminate agreements with any of our current oil or gas purchasers, there are multiple options for marketing our commodities. PostRock has discussed direct sales with both refineries and gas consuming industrials as well as establishing agreements with various marketing companies. The physical location of both our oil and natural gas provides ample options for marketing the commodities to creditworthy parties.

Interstate Pipelines

Historically, the two primary shippers on the KPC Pipeline were KGS and MGE. For the year ended December 31, 2008, approximately 58% and 36% of the revenue from the KPC Pipeline was from firm capacity contracts with KGS and MGE, respectively. For the first nine months of 2009, approximately 57% and 35% of the revenue from the KPC Pipeline was from firm capacity contracts with KGS and MGE, respectively. KGS, a division of ONEOK, Inc., is the local distribution company in Kansas for Kansas City and Wichita as well as a number of other municipalities; while MGE, a division of Southern Union Company, is a natural gas distribution company that serves over one-half million customers in 155 western Missouri communities. The firm capacity transportation contract with MGE for approximately 46,000 Dth/d expired on October 31, 2009 and has not been renegotiated or renewed. The loss of this contract resulted in a non-cash impairment charge in the fourth quarter of 2009. See “Recent Impairments”. KGS’s contracts for firm capacity on the KPC Pipeline include contracts for the following capacities and expiration dates: (i) 12,000 Dth/d extending through October 31, 2013, (ii) 62,568 Dth/d extending through October 14, 2014, (iii) 6,857 Dth/d extending through March 31, 2017 and (iv) 6,900 Dth/d extending through September 30, 2017. Accordingly, the amount of capacity under all of the existing firm transportation contracts with KGS is, in the aggregate, as follows:

Capacity	Time Period

88,325 Dth/d	November 1, 2009 through October 31, 2013
76,325 Dth/d	November 13, 2013 through October 14, 2014
13,757 Dth/d	October 15, 2014 through March 31, 2017
6,900 Dth/d	April 1, 2017 through September 30, 2017

QMLP has executed a letter agreement with KGS to terminate the contract for 62,568 Dth/d and replace it with two new contracts covering 27,568 Dth/d and 30,000 Dth/d, both of which would extend through October 31, 2017. The contract for 30,000 Dth/d has provisions for volume decreases after the third year on a sliding basis each year. These contracts will go into effect upon final execution by both QMLP and KGS, pending regulatory approval. See “Risk Factors — Risks Related to the Business of PostRock — The revenues of PostRock’s interstate pipeline business are generated under contracts that must be renegotiated periodically.”

Competition

Exploration and Production

We operate in a highly competitive environment for acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. As a result, our competitors may be able to pay more for productive oil and gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry.

Interstate Pipelines

We compete with other interstate and intrastate pipelines in the transportation of natural gas for transportation customers primarily on the basis of transportation rates, access to competitively priced supplies of natural gas, markets served by the pipelines, and the quality and reliability of transportation services. Major competitors include Southern Star Central Gas Pipeline, Kinder Morgan Interstate Gas Transmission’s Pony Express Pipeline and Panhandle Eastern Pipeline Company in the Kansas City market, and Southern Star Central Gas Pipeline, Peoples Natural Gas and Mid-Continent Market Center in the Wichita market.

Title to Properties

See “Business and Properties — Title to Properties” in QRCP’s and QELP’s Annual Reports on Form 10-K/A for the year ended December 31, 2008, which are attached to this joint proxy statement/prospectus as Annex F and H, respectively.

Seasonal Nature of Business

See “Business and Properties — Seasonal Nature of Business” in QRCP’s and QELP’s Annual Reports on Form 10-K/A for the year ended December 31, 2008, which are attached to this joint proxy statement/prospectus as Annex F and H, respectively.

Environmental Matters and Regulation

See “Business and Properties — Environmental Matters and Regulation” in QRCP’s and QELP’s Annual Reports on Form 10-K/A for the year ended December 31, 2008, which are attached to this joint proxy statement/prospectus as Annex F and H, respectively.

Other Regulation of the Oil and Gas Industry

See “Business and Properties — Other Regulation of the Oil and Gas Industry” in QRCP’s and QELP’s Annual Reports on Form 10-K/A for the year ended December 31, 2008, which are attached to this joint proxy statement/prospectus as Annex F and H, respectively.

Employees

As of December 31, 2009, we had a staff of 156 field employees in offices located in Kansas, Oklahoma, Pennsylvania, and West Virginia. We have 69 pipeline operations employees. Our staff consists of 73 executive and administrative personnel at the headquarters office in Oklahoma City and the QMLP office in Houston, Texas. None of our employees are covered by a collective bargaining agreement. Management considers its relations with our employees to be satisfactory.

Administrative Facilities

The office space for the corporate headquarters for us and our subsidiaries and affiliates is leased and is located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102. The office lease is for 10 years expiring August 31, 2017 covering approximately 35,000 square feet. We own three buildings located in Chanute, Kansas that are used for administrative offices, a geological laboratory, an operations terminal and a repair facility. We own an additional building and storage yard in Lenapah, Oklahoma.

The office space for Quest Eastern is leased and is located at 2200 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143. The office lease is for five years expiring August 1, 2013 covering approximately 4,744 square feet. Quest Eastern owns a 50% interest in a nine acre lot with building improvements in Wetzel County, West Virginia that is used for equipment storage and office space.

QMLP has 9,801 square feet of office space for some of its management personnel that is leased and is located at 3 Allen Center, 333 Clay Street, Suite 4060, Houston, Texas 77002. The office lease expires on May 6, 2015. QMLP also owns an operational office that is located east of Chanute, Kansas. KPC has leased facilities at Olathe, Wichita, and Medicine Lodge, Kansas for the operations of its interstate pipeline. The Olathe office consists of approximately 7,650 square feet for a lease term of five years expiring October 31, 2011. The Wichita office consists of approximately 1,240 square feet on a one year lease, with an extension expiring December 31, 2009. The Medicine Lodge field office is leased on a month to month basis.

Legal Proceedings

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. We will record a liability related to our legal proceedings and claims when we have determined that it is probable that we will be obligated to pay and the related amount can be reasonably estimated, and we will disclose the related facts in the footnotes to our financial statements, if material. If we determine that an obligation is reasonably possible, we will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. We are currently a defendant in the following litigation. We intend to defend vigorously against the claims described below. We are unable to predict the outcome of these proceedings or reasonably estimate a range of possible loss that may result. Like other oil and natural gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, U.S. District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma naming QRCP, QELP and QEGP and certain of their current and former officers and directors as defendants. The complaints were filed by certain stockholders on behalf of themselves and other stockholders who purchased QRCP common stock between May 2, 2005 and August 25, 2008 and QELP common units between November 7, 2007 and August 25, 2008. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of QRCP to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. The complaints also allege that, as a result of these actions, QRCP’s stock price and the unit price of QELP was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. On September 24, 2009, the court appointed lead plaintiffs for each of the QRCP class and the QELP class. On October 13, 2009, the plaintiffs filed a motion for partial modification of PSLRA discovery stay, which the defendants opposed, and which the Court denied on December 15, 2009.

On November 4, 2009, the court granted the lead plaintiffs’ unopposed request to file separate consolidated amended complaints. The court ordered that all pleadings and filings for the QELP class be filed under Friedman v. Quest Energy Partners, LP, et al., case no. CIV-08-936-M, and all pleadings and filings for the QRCP class be filed under Jents v. Quest Resource Corporation, et al., case no. CIV-08-968-M. The QELP lead plaintiffs filed a consolidated complaint on November 10, 2009. The consolidated complaint names as additional defendants David C. Lawler, Gary Pittman, Mark Stansberry, Murrell Hall, McIntosh & Co. PLLP, and Eide Bailly LLP. The QRCP lead plaintiffs filed a consolidated complaint on December 7, 2009, which names Murrell, Hall, McIntosh & Co. PLLP, Eide Bailly LLP, and various former QRCP directors as additional defendants. On December 23, 2009 QRCP and David C. Lawler filed a motion to dismiss the Friedman complaint, and on December 28, 2009, QELP, QEGP, Gary Pittman, and Mark Stansberry filed a motion to dismiss the Friedman complaint. QRCP intends to file a motion to dismiss the Jents complaint, and defend vigorously against plaintiffs’ claims in both the Friedman and Jents actions.

QRCP and QELP have received letters from their directors and officers’ insurance carriers reserving their rights to limit or preclude coverage under various provisions and exclusions in the policies, including for the committing of a deliberate criminal or fraudulent act by a past, present, or future chief executive officer or chief financial officer. On October 27, 2009, QELP received written confirmation from its directors’ and officers’ liability insurance carrier stating that it will not provide insurance coverage to QELP based on Mr. Cash’s alleged written admission that he engaged in acts for which coverage is excluded. The carrier also reserved its rights to deny coverage under various other provisions and exclusions in the policies. QELP is reviewing the letter and evaluating its options.

Federal Individual Securities Litigation

Bristol Capital Advisors v. Quest Resource Corporation, Inc., Jerry Cash, David E. Grose, and John Garrison, Case No. CIV-09-932, U.S. District Court for the Western District of Oklahoma, filed August 24, 2009

On August 24, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma naming QRCP and certain current and former officers and directors as defendants. The complaint was filed by an individual stockholder of QRCP. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material information concerning unauthorized transfers from subsidiaries of QRCP to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. The complaint also alleges that QRCP issued false and misleading statements and or/concealed material information concerning a misappropriation by its former chief financial officer, Mr. David E. Grose, of $1 million in company funds and receipt of unauthorized kickbacks of approximately $850,000 from a company vendor. The complaint also alleges that, as a result of these actions, QRCP’s stock price was artificially inflated when the plaintiff purchased their shares of QRCP common stock. QRCP intends to defend vigorously against the plaintiff’s claims.

J. Steven Emerson, Emerson Partners, J. Steven Emerson Roth IRA, J. Steven Emerson IRA RO II, and Emerson Family Foundation v. Quest Resource Corporation, Inc., Quest Energy Partners L.P., Jerry Cash, David E. Grose, and John Garrison, Case No. 5:09-cv-1226-M, U.S. District Court for the Western District of Oklahoma, filed November 3, 2009

On November 3, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma naming QRCP, QELP, and certain current and former officers and directors as defendants. The complaint was filed by individual shareholders of QRCP stock and individual purchasers of QELP common units. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material information concerning unauthorized transfers from subsidiaries of QRCP to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. The complaint also alleges that QRCP and QELP issued false and misleading statements and or/concealed material information concerning a misappropriation by its former chief financial officer, Mr. David E. Grose, of $1 million in company funds and receipt of unauthorized kickbacks of approximately $850,000 from a company vendor. The complaint also alleges that, as a result of these actions, the price of QRCP stock and QELP common units was artificially inflated when the plaintiffs purchased QRCP stock and QELP common units. The plaintiffs seek $10 million in damages. QRCP and QELP intend to defend vigorously against the plaintiffs’ claims.

Federal Derivative Cases

James Stephens, derivatively on behalf of nominal defendant Quest Resource Corporation v. William H. Damon III, Jerry Cash, David Lawler, David E. Grose, James B. Kite Jr., John C. Garrison and Jon H. Rateau, Case No. 08-cv-1025-M, U.S. District Court for the Western District of Oklahoma, filed September 25, 2008

On September 25, 2008, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on QRCP’s behalf, which names certain of QRCP’s current and former officers and directors as defendants. The factual allegations mirror those in the purported class actions described above, and the complaint asserts claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The complaint seeks disgorgement, costs, expenses, and equitable and/or injunctive relief. On October 16, 2008, the court stayed this case pending the court’s ruling on any motions to dismiss the class action claims. QRCP intends to defend vigorously against these claims.

William Dean Enders, derivatively on behalf of nominal defendant Quest Energy Partners, L.P. v. Jerry D. Cash, David E. Grose, David C. Lawler, Gary Pittman, Mark Stansberry, J. Phillip McCormick, Douglas Brent Mueller, Mid Continent Pipe & Equipment, LLC, Reliable Pipe & Equipment, LLC, RHB Global, LLC, RHB, Inc., Rodger H. Brooks, Murrell, Hall, McIntosh & Co. PLLP, and Eide Bailly LLP, Case No. CIV-09-752-F, U.S. District Court for the Western District of Oklahoma, filed July 17, 2009

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on QELP’s behalf, which names certain of its current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses and equitable and/or injunctive relief. It also seeks QELP to take all necessary actions to reform and improve its corporate governance and internal procedures. On September 8, 2009, the case was transferred to Judge Miles-LaGrange, who is presiding over the other federal cases, and the case number was changed to CIV-09-752-M. All proceedings in this matter are currently stayed under Judge Miles-LaGrange’s order of October 16, 2009. QELP intends to defend vigorously against these claims.

State Court Derivative Cases

Tim Bodeker, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, Bob G. Alexander, David C. Lawler, James B. Kite, John C. Garrison, Jon H. Rateau and William H. Damon III, Case No. CJ-2008-9042, District Court of Oklahoma County, State of Oklahoma, filed October 8, 2008

William H. Jacobson, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, David C. Lawler, James B. Kite, Jon H. Rateau, Bob G. Alexander, William H. Damon III, John C. Garrison, Murrell, Hall, McIntosh & Co., LLP, and Eide Bailly, LLP, Case No. CJ-2008-9657, District Court of Oklahoma County, State of Oklahoma, filed October 27, 2008

Amy Wulfert, derivatively on behalf of nominal defendant Quest Resource Corporation, v. Jerry D. Cash, David C. Lawler, Jon C. Garrison, John H. Rateau, James B. Kite Jr., William H. Damon III, David E. Grose, N. Malone Mitchell III, and Bryan Simmons, Case No. CJ-2008-9042 — consolidated December 30, 2008, District Court of Oklahoma County, State of Oklahoma (Original Case No. CJ-2008-9624, filed October 24, 2008)

The factual allegations in these petitions mirror those in the purported class actions discussed above. All three petitions assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, and unjust enrichment. The Jacobson petition also asserts claims against the two auditing firms named in that suit for professional negligence and aiding and abetting the director defendants’ breaches of fiduciary duties. The Wulfert petition also asserts a claim against Mr. Bryan Simmons for aiding and abetting Messrs. Cash’s and Grose’s breaches of fiduciary duties. The petitions seek damages, costs, expenses, and equitable relief. On March 26, 2009, the Court consolidated these actions as In re Quest Resource Corporation Shareholder Derivative Litigation, Case No. CJ-2008-9042. Under the Court’s order, the defendants need not respond to the individual petitions. The action is stayed by agreement of the parties until the motions to dismiss in the Federal Securities Litigations are decided. QRCP intends to defend vigorously against plaintiffs’ claims.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC, Case No. 07-1225-MLB, U.S. District Court for the District of Kansas, filed August 6, 2007

Quest Cherokee, a wholly-owned subsidiary of QELP, was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee has answered the complaint and denied plaintiffs’ claims. On July 21, 2009, the court had granted plaintiffs’ motion to compel production of Quest Cherokee’s electronically stored information, or ESI, and directed the parties to decide upon a timeframe for producing Quest Cherokee’s ESI. Discovery has been stayed until January 22, 2010 to allow the parties to discuss settlement terms.

Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

Quest Cherokee Oilfield Service, LLC (“QCOS”), a wholly-owned subsidiary of QELP, has been named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. The parties have reached a settlement agreement and this case has been dismissed.

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al., CJ-2009-1078, District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

QCOS has been named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed above. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. The parties have reached a settlement agreement and this case has been dismissed.

Jacob Dodd v. Arvilla Oilfield Services, LLC, et al., Case No. 08-C-47, Circuit Court of Ritchie County, State of West Virginia, filed May 8, 2008

Quest Eastern, et al. has been named in this personal injury lawsuit arising out of an automobile collision and was served on May 12, 2008. Limited discovery has taken place. Quest Eastern intends to vigorously defend against this claim.

Litigation Related to Oil and Gas Leases

Quest Cherokee and Quest Eastern Resource have been named as a defendant or counterclaim defendant in several lawsuits in which the plaintiff claims that oil and gas leases owned and operated by Quest Cherokee or Quest Eastern Resource have either expired by their terms or, for various reasons, have been forfeited by Quest Cherokee or Quest Eastern Resource. Those lawsuits were originally filed in the district courts of Labette, Montgomery, Wilson, and Neosho Counties, Kansas and the U.S. district court for the Western District of Pennsylvania. Quest Cherokee has drilled wells on some of the oil and gas leases in issue and some of those oil and gas leases do not have a well located thereon but have been unitized with other oil and gas leases upon which a well has been drilled. Quest Cherokee and Quest Eastern Resource intend to vigorously defend against those claims. Following is a list of those cases:

Roger Dean Daniels v. Quest Cherokee, LLC, Case No. 06-CV-61, District Court of Montgomery County, State of Kansas, filed May 5, 2006 (The Kansas Court of Appeals, Case No. 08-100576-A, reversed and remanded to the District Court on December 18, 2009; denied plaintiff’s motion for attorneys’ fees and mandated the case back to the District Court)

Carol R. Knisely, et al. v. Quest Cherokee, LLC, Case No. 07-CV-58-I, District Court of Montgomery County, State of Kansas, filed April 16, 2007

Quest Cherokee, LLC v. David W. Hinkle, et al., Case No. 2006-CV-74, District Court of Labette County, State of Kansas, filed September 5, 2006

Scott Tomlinson, et al. v. Quest Cherokee, LLC, Case No. 2007-CV-45, District Court of Wilson County, State of Kansas, filed August 29, 2007 (The parties have agreed to the terms of a settlement and are in the process of finalizing the settlement documents)

Ilene T. Bussman, et al. v. Quest Cherokee, LLC, Case No. 07-CV-106-PA, District Court of Labette County, State of Kansas, filed November 26, 2007

Gary Dale Palmer, et al. v. Quest Cherokee, LLC, Case No. 07-CV-107-PA, District Court of Labette County, State of Kansas, filed November 26, 2007

Richard Winder v. Quest Cherokee, LLC, Case Nos. 07-CV-141 and 08-CV-20, District Court of Neosho County, State of Kansas, filed December 7, 2007 and February 27, 2008

Housel v. Quest Cherokee, LLC, 06-CV-26-I, District Court of Montgomery County, State of Kansas, filed March 2, 2006

Robert C. Aker, et al. v. Quest Cherokee, LLC, et al., Case No. 3-09CV101, U.S. District Court for the Western District of Pennsylvania, filed April 16, 2009

Quest Cherokee v. Hinkle, et. al. & Admiral Bay, Case No. 2006-CV-74, District Court of Labette County, State of Kansas, filed September 15, 2006 (trial set for February 2010)

Gary Lamb v. Quest Eastern Resource, LLC, et al., Case No. 08-C-65, Circuit Court of Richie County, State of West Virginia, filed December 8, 2008.

Edward E. Birk, et ux., and Brian L. Birk, et ux., v. Quest Cherokee, LLC, Case No. 09-CV-27, District Court of Neosho County, State of Kansas, filed April 23, 2009

Quest Cherokee was named as a defendant in a lawsuit filed by Edward E. Birk, et ux., and Brian L. Birk, et ux., on April 23, 2009. In that case, the plaintiffs claim that they are entitled to an overriding royalty interest (1/16th in some leases, and 1/32nd in some leases) in 14 oil and gas leases owned and operated by Quest Cherokee. Plaintiffs contend that Quest Cherokee has produced oil and/or gas from wells located on or unitized with those leases, and that Quest Cherokee has failed to pay plaintiffs their overriding royalty interest in that production. Quest Cherokee has answered the petition and discovery is being conducted. Quest Cherokee intends to defend vigorously against these claims.

Kim E. Kuhn, Scott Tomlinson, Todd Tomlinson, Charles Willier, Brian Sefcik v. Quest Cherokee, LLC, Case No. 2009 CV 43, District Court of Wilson County, State of Kansas, filed July 27, 2009

Quest Cherokee has been named as a defendant by the landowners identified above for allegedly refusing to execute a Surface and Use Agreement. Plaintiffs seek monetary damages for breach of contract, damages to their property caused by Quest Cherokee, to terminate Quest Cherokee’s access to the property, and attorneys’ fees. All settlement documents have been executed by the parties, but the parties are awaiting the final dismissal paperwork and recorded documents.

Billy Bob Willis, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00063, District Court of Nowata County, State of Oklahoma, filed April 28, 2009

QRCP, et al. have been named in the above-referenced lawsuit. Plaintiffs are royalty owners who allege underpayment of royalties owed to them. Plaintiffs also allege, among other things, that defendants engaged in self-dealing and breached fiduciary duties owed to plaintiffs, and that defendants acted fraudulently toward the plaintiffs. Plaintiffs also allege that the gathering fees and related charges should not have been deducted in paying royalties. QRCP intends to defend vigorously against this claim.

Larry Reitz, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00076, District Court of Nowata County, State of Oklahoma, filed May 15, 2009

QRCP, et al. have been named in the above-referenced lawsuit. Plaintiffs allege that defendants have wrongfully deducted costs from the royalties of plaintiffs and have engaged in self-dealing contracts and agreements resulting in a less than market price for production. Plaintiffs seek unspecified actual and punitive damages. Defendants intend to defend vigorously against this claim.

Other Litigation Matters

Barbara Cox v. Quest Cherokee, LLC, U.S. District Court for the District of New Mexico, Case No. CIV-08-0546, filed April 18, 2008

Quest Cherokee has been named in this lawsuit by Barbara Cox. Plaintiff is a landowner in Hobbs, New Mexico and owns the property where the Quest State 9-4 Well was drilled and plugged. Plaintiff alleges that Quest Cherokee violated the New Mexico Surface Owner Protection Act and has committed a trespass and nuisance in the drilling and maintenance of the well. The parties have settled this case and the case has been dismissed with prejudice.

Preferred Rocks of Genoa LLC, f/k/a Legacy Resources Corporation v. Quest Resource Corporation, Doc No. 1102, Page No. 850, District Court of Douglas County, State of Nebraska, filed January 5, 2010.

Plaintiff alleges that QRCP breached a sand supply agreement by failing to take or pay for certain amounts of sand pursuant to the agreement. Plaintiff alleges that QRCP is liable for past and future damages in an amount not less than $827,500. This lawsuit has not been served and no deadlines have been set by the Court. QRCP intends to defend vigorously against this claim.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

On August 1, 2008, Murrell, Hall, McIntosh & Co. PLLP (“MHM”) resigned as the independent registered public accounting firm for QRCP, QELP and QMLP. At the time of the resignation, MHM had recently entered into an agreement with Eide Bailly, LLP (“Eide Bailly”), pursuant to which Eide Bailly acquired the operations of MHM and certain of the professional staff and shareholders of MHM joined Eide Bailly either as employees or partners of Eide Bailly and continued to practice as members of Eide Bailly. On August 1, 2008, and concurrently with the resignation of MHM, QRCP and QELP, through and with the approval of their respective audit committees, and QMLP engaged Eide Bailly as their respective registered public accounting firm.

The reports of MHM regarding QRCP’s, QELP’s and QMLP’s financial statements for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Prior to MHM’s resignation, there had been no disagreements with MHM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of MHM, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Prior to MHM’s resignation, there were no reportable events with respect to QRCP, QELP or QMLP as described in Item 304(a)(1)(v) of Regulation S-K.

On September 25, 2008, QRCP, QELP and QMLP each received notification from Eide Bailly, in which Eide Bailly resigned as QRCP’s, QELP’s and QMLP’s registered public accounting firm, which was effective on November 10, 2008. Eide Bailly was engaged by QRCP, QELP and QMLP on August 1, 2008 as described above.

In connection with Eide Bailly’s review of (1) QRCP’s financial statements as of and for the period ended June 30, 2008, which were included in QRCP’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the SEC, (2) QELP’s financial statements as of and for the period ended June 30, 2008, which were included in QELP’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the SEC, and (3) QMLP’s financial statements for the period ended June 30, 2008, and prior to Eide Bailly’s resignation, there were no disagreements between any of the Quest entities and Eide Bailly on any matter of accounting principles or practices, financial statement disclosure, or engagement scope or procedure, which disagreements, if not resolved to Eide Bailly’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with any of its reports, and there were no reportable events as specified in Item 304(a)(1)(v) of Regulation S-K.

On October 23, 2008 and October 29, 2008, each of QRCP’s and QEGP’s respective board of directors approved the recommendation of its audit committee to appoint UHY LLP as QRCP’s and QELP’s independent registered public accounting firm for the year ended December 31, 2008. On October 29, 2008, QRCP and QELP executed engagement letters with UHY LLP. On October 31, 2008, QMGP’s board of directors approved the appointment of UHY LLP as QMLP’s independent registered public accounting firm for the year ended December 31, 2008. On October 31, 2008, QMLP executed an engagement letter with UHY LLP. During the fiscal years ended December 31, 2007 and 2006 and through the dates of QRCP’s, QEGP’s and QMGP’s respective audit committee’s and board’s decision, UHY LLP was not consulted by QRCP, QELP or QMLP regarding (1) the application of accounting principles to any completed or proposed transaction, (2) the type of audit opinion that might be rendered on QRCP’s, QELP’s or QMLP’s consolidated financial statements for such years, or (3) any matter that was either the subject of a disagreement or a reportable event, as described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

The discussion in this section provides information about the financial instruments we use to manage commodity price and interest rate volatility. All contracts are financial contracts, which are settled in cash and do not require the actual delivery of a commodity quantity to satisfy settlement.

Commodity Price Risk

Our most significant market risk relates to the prices we receive for our oil and natural gas production. For example, NYMEX-WTI oil prices have declined from a record high of $147.55 per barrel in July 2008 to an average of approximately $70.00 per barrel in August 2009. Meanwhile, near month NYMEX natural gas futures prices during 2009 ranged from as high as $6.07 per Mmbtu in January 2009 to as low as $2.51 per Mmbtu in September 2009. In light of the historical volatility of these commodities, we periodically have entered into, and expect in the future to enter into, derivative arrangements aimed at reducing the variability of oil and natural gas prices we receive for our production. From time to time, we enter into commodity pricing derivative contracts for a portion of our anticipated production volumes to provide certainty on future sales price and reduce revenue volatility.

We use, and may continue to use, a variety of commodity-based derivative financial instruments, including collars, fixed-price swaps and basis protection swaps. Our fixed price swap and collar transactions are settled based upon either NYMEX prices or index prices at our main delivery points, and our basis protection swap transactions are settled based upon the index price of natural gas at our main delivery points. Settlement for our natural gas derivative contracts typically occurs in advance of our purchaser receipts.

While we believe that the oil and natural gas price derivative arrangements we enter into are important to our program to manage price variability for our production, we have not designated any of our derivative contracts as hedges for accounting purposes. We record all derivative contracts on the balance sheet at fair value, which reflects changes in oil and natural gas prices. We establish fair value of our derivative contracts by price quotations obtained from counterparties to the derivative contracts. Changes in fair values of our derivative contracts are recognized in current period earnings. As a result, our current period earnings may be significantly affected by changes in fair value of our commodities derivative contracts. Changes in fair value are principally measured based on period-end prices compared to the contract price.

At December 31, 2008, 2007 and 2006, QELP was party to derivative financial instruments in order to manage commodity price risk associated with a portion of its expected future sales of its oil and gas production. None of these derivative instruments have been designated as hedges. Accordingly, we record all derivative instruments in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occur. Both realized and unrealized gains and losses associated with derivative financial instruments are currently recognized in other income (expense) as they occur.

Gains and losses associated with derivative financial instruments related to gas and oil production were as follows for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Realized gain (loss)	$(6,388)	$7,279	$(17,712)
Unrealized gain (loss)	72,533	(5,318)	70,402

Total gain (loss) from derivative financial instruments	$66,145	$1,961	$52,690

The following table summarizes the estimated volumes, fixed prices and fair value attributable to oil and gas derivative contracts as of September 30, 2009:

	Remainder of	Year Ending December 31,
	2009	2010	2011		2012		Thereafter		Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	3,687,360	16,129,060		13,550,302		11,000,004		9,000,003	53,366,729
Weighted-average fixed price per Mmbtu	$7.78	$6.26		$6.80		$7.13		$7.28	$6.85
Fair value, net	$11,939	$5,020		$1,048		$1,676		$1,178	$20,861
Natural Gas Collars:
Contract volumes (Mmbtu)	187,500	—		—		—		—	187,500
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$—		$—		$—		$—	$11.00
Ceiling	$15.00	$—		$—		$—		$—	$15.00
Fair value, net	$1,154	$—		$—		$—		$—	$1,154
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	3,874,860	16,129,060		13,550,302		11,000,004		9,000,003	53,554,229
Weighted-average fixed price per Mmbtu	$7.94	$6.26		$6.80		$7.13		$7.28	$6.87
Fair value, net	$13,093	$5,020		$1,048		$1,676		$1,178	$22,015
Basis Swaps:
Contract volumes (Bbl)	—	3,630,000		8,549,998		9,000,000		9,000,003	30,180,001
Weighted-average fixed per Bbl	$—	$0.63		$0.67		$0.70		$0.71	$0.69
Fair value, net	$—	$(957)		$(1,512)		$(1,393)		$(1,138)	$(5,000)
Crude Oil Swaps:
Contract volumes (Bbl)	9,000	30,000		—		—		—	39,000
Weighted-average fixed per Bbl	$90.07	$87.50		$—		$—		$—	$88.09
Fair value, net	$170	$386	$		$		$		$556
Total fair value, net	$13,263	$4,449		$(464)		$283		$40	$17,571

Interest Rate Risk

QRCP has, in the past, entered into interest rate derivatives to mitigate its exposure to fluctuations in interest rates on variable rate debt. These instruments were not designated as hedges and, therefore were recorded in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occurred. As of September 30, 2009, we did not have any interest hedging activities.

As of September 30, 2009, we had outstanding $343.6 million of variable-rate debt. A 1% increase in our interest rates would increase gross interest expense approximately $3.4 million per year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF QMLP

The following discussion and analysis of financial condition and results of operations of QMLP should be read in conjunction with the consolidated financial statements and the related notes of QMLP, which are included elsewhere in this joint proxy statement/prospectus.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table presents financial and operational data for the periods indicated:

	Year Ended
	December 31,
	2008	2007	Increase/(Decrease)

Natural Gas Pipeline Revenue ($ in thousands):
Revenue — Third party	$27,763	$9,853	$17,910	181.8%
Revenue — Related party	$35,546	$29,179	$6,367	21.8%
Revenue — Other	$3	$4	$(1)	(25.0)%

Total natural gas pipeline revenue	$63,312	$39,036	$24,276	62.2%
Pipeline operating expense	$30,462	$21,097	$9,365	44.4%
Depreciation and amortization expense	$15,564	$5,702	$9,862	173.0%
Throughput Data (Mmcf):
Throughput — Third party	11,337	1,942	9,395	483.8%
Throughput — Related party	25,390	17,148	8,242	48.1%

Total throughput (Mmcf)	36,727	19,090	17,637	92.4%
Average Pipeline Operating Costs per Mmcf:
Pipeline operating expense	$0.83	$1.11	$(0.28)	(25.2)%
Depreciation and amortization	$0.42	$0.30	$0.12	40.0%

Revenue.  Total revenue increased $24.3 million, or 62.2%, to $63.3 million during the year ended December 31, 2008, from $39.0 million during the year ended December 31, 2007. The increase was primarily due to the increase in throughput volumes, due in part to the inclusion of KPC, which was acquired on November 1, 2007. The increase was also due to a higher contracted rate with QELP in 2008.

Pipeline Operating Expense.  Pipeline operating expense increased $9.4 million, or 44.4%, to $30.5 million during the year ended December 31, 2008, from $21.1 million during the year ended December 31, 2007. Pipeline operating costs per unit decreased $0.28 per Mmcf during the year ended December 31, 2008, from $1.11 per Mmcf during the year ended December 31, 2007. The decrease in per unit cost was the result of higher volumes, over which to spread fixed costs, as well as QMLP’s cost-cutting efforts implemented in the third quarter of 2008.

Depreciation and Amortization.  Depreciation and amortization expense increased $9.9 million, or 173.0%, to $15.6 million during the year ended December 31, 2008, from $5.7 million during the year ended December 31, 2007. The increase is primarily due to amortization of intangible assets acquired as part of the KPC acquisition.

General and Administrative Expenses.  General and administrative expenses increased $2.5 million, or 45.9%, to $8.0 million during the year ended December 31, 2008, from $5.5 million during the year ended December 31, 2007. The increase is primarily due to increased legal, investment banker, audit and other professional fees in connection with the internal investigation and restatement and reaudits of our financial statements and recombination activities.

Interest expense, net.  Interest expense, net, increased $5.3 million to $7.7 million during the year ended December 31, 2008, from $2.4 million during the year ended December 31, 2007. The increase is primarily due to a higher average outstanding debt balance primarily due to the acquisition of KPC in 2007.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

The following table presents financial and operational data for the periods indicated:

	Nine Months Ended
	September 30,
	2009	2008	Increase/ (Decrease)

Natural Gas Pipeline Revenue ($ in thousands):
Revenue — Third party	$15,985	$21,561	$(5,576)	(25.9)%
Revenue — Related party	$35,518	$25,921	$9,597	37.0%
Revenue — Other	—	$3	$(3)	N/A

Total natural gas pipeline revenue	$51,503	$47,485	$4,018	8.5%
Pipeline operating expense	$22,252	$23,291	$(1,039)	(4.5)%
Depreciation and amortization expense	$12,156	$11,885	$271	2.3%
Throughput Data (Mmcf):
Throughput — Third party	8,801	7,471	1,330	17.8%
Throughput — Related party	18,706	18,862	(156)	(0.8)%

Total throughput (Mmcf)	27,507	26,333	1,174	4.5%
Average Pipeline Operating Costs per Mmcf:
Pipeline operating expense	$0.81	$0.88	$(0.07)	(8.0)%
Depreciation and amortization	$0.44	$0.45	$(0.01)	(2.2)%

Revenue.  Total revenue increased $4.0 million, or 8.5%, to $51.5 million during the nine months ended September 30, 2009, from $47.5 million during the nine months ended September 30, 2008. The increase was primarily due to increased throughput volumes and a higher contracted rate with QELP in 2008.

Pipeline Operating Expense.  Pipeline operating expense decreased $1.0 million, or 4.5%, to $22.3 million during the nine months ended September 30, 2009, from $23.3 million during the nine months ended September 30, 2008. Pipeline operating costs per unit decreased $0.07 per Mmcf during the nine months ended September 30, 2009, from $0.88 per Mmcf during the nine months ended September 30, 2008. The decrease is primarily due to cost-cutting efforts implemented in the third quarter of 2008.

Depreciation and Amortization.  Depreciation and amortization expense increased $0.3 million, or 2.3%, to $12.2 million during the nine months ended September 30, 2009, from $11.9 million during the nine months ended September 30, 2008.

General and Administrative Expenses.  General and administrative expenses increased $3.3 million, or 51.8%, to $9.6 million during the nine months ended September 30, 2009, from $6.3 million during the nine months ended September 30, 2008. The increase is primarily due to increased legal, investment banker, audit and other professional fees in connection with the restatement and reaudits of our financial statements and recombination activities.

Interest expense, net.  Interest expense, net, decreased $0.7 million to $4.8 million during the nine months ended September 30, 2009, from $5.5 million during the nine months ended September 30, 2008.

Liquidity and Capital Resources

Historical Cash Flows and Liquidity

Cash Flows from Operating Activities.  Net cash flows from operating activities totaled $20.6 million for the year ended December 31, 2008 compared to cash flows from operations of $15.6 million for the year ended December 31, 2007. Cash from operating activities increased primarily due to the management of receivables from related parties.

Cash flows from operating activities totaled $16.9 million for the nine months ended September 30, 2009 compared to cash flows from operations of $13.5 million for the nine months ended September 30, 2008. Cash from operating activities increased primarily due to the increase in net income.

Cash Flows from Investing Activities.  Net cash flows used in investing activities totaled $36.5 million for the year ended December 31, 2008 as compared to cash used in investing activities of $171.4 million for the year ended December 31, 2007. The higher use of cash during 2007 was the result of the acquisition of KPC for approximately $133.7 million.

Net cash flows used in investing activities totaled $2.9 million for the nine months ended September 30, 2009 as compared to cash flows used in investing activities totaled $32.6 million for the nine months ended September 30, 2008. This reduction in cash used is primarily the result of reduced capital expenditures due to lower gas prices.

Cash Flows from Financing Activities.  Net cash flows provided by financing activities totaled $21.7 million for the year ended December 31, 2008 as compared to cash flows provided by financing activities of $135.7 million for the year ended December 31, 2007. The cash provided from financing activities during 2007 was primarily used for the purchase of KPC.

Net cash flows used in financing activities totaled $7.1 million for the nine months ended September 30, 2009 as compared to cash flows provided by financing activities of $22.3 million for the nine months ended September 30, 2008. The cash provided from financing activities during 2008 was primarily due to the borrowings of $32.4 million to fund capital expenditures, while the cash used for the nine months ended September 30, 2009, was primarily due to the repayment of $6.3 million of revolver borrowings.

Sources of Liquidity in 2009 and Capital Requirements

QMLP and Bluestem have a $135 million syndicated revolving credit facility.

As of December 31, 2008, the amount borrowed under the facility was $128 million. As of September 30, 2009, the amount borrowed under the facility was $121.7 million. The weighted average interest rate for the nine months ended September 30, 2009 was 3.38%.

QMLP was in compliance, in all material respects, with all of its covenants as of December 31, 2008 and September 30, 2009. On August 19, 2009, RBC and QMLP entered into a letter agreement wherein QMLP agreed that during negotiations related to the recombination, it would not submit a borrowing request or request a letter of credit until the earlier to occur of the recombination or December 31, 2009.

For a description of the terms and provisions of the credit agreement, please see Note C — Long-Term Debt in the notes to QMLP’s audited consolidated financial statements for the year ended December 31, 2008 included in this joint proxy statement/prospectus.

Contractual Obligations

On June 26, 2009, QMGP entered into an amendment to an agreement with its financial advisor, which provided that, in consideration of a one-time payment of $1.75 million, which was paid in July 2009, no additional fees of any kind would be due under the terms of the agreement other than a fee of $1.5 million if the KPC Pipeline was sold within two years of the date of the amendment.

Off-Balance Sheet Arrangements

At December 31, 2008 and September 30, 2009, QMLP did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, QMLP does not engage in trading activities involving non-exchange traded contracts. As such, QMLP is not exposed to any financing, liquidity, market, or credit risk that could arise if QMLP had engaged in such activities.

Quantitative and Qualitative Disclosures About Market Risk

QMLP is exposed to changes in interest rates, primarily as a result of its debt obligations. QMLP’s variable-rate debt exposes it to the risk of interest rate increases.

As of December 31, 2008, QMLP had outstanding $128.0 million of variable-rate debt. A 1% increase in interest rates would increase gross interest expense approximately $1.3 million per year. As of December 31, 2008, QMLP did not have any interest hedging activities that would mitigate its exposure to fluctuations in interest rates on variable rate debt.

Recent Impairments

In connection with the preparation and audit of the consolidated financial statements of PostRock and QRCP for the year ended December 31, 2009, PostRock has determined that QMLP will record in its consolidated financial statements a non-cash impairment charge, expected to be in the range of $140 million to $180 million, on its interstate and gathering pipelines and related contract-based intangible assets in the fourth quarter of 2009. This non-cash impairment is due to the loss of MGE, a significant customer of the KPC Pipeline, during the fourth quarter of 2009 and amendments to the credit agreements of QELP in December 2009 resulting in a reduction of expected drilling activity in the Cherokee Basin.

MANAGEMENT OF POSTROCK

Executive Officers and Directors

The following table shows information regarding the current management of QRCP, QELP and QMLP who are expected to become executive officers and directors of PostRock upon consummation of the recombination. Directors will be elected for one-year terms. Each of the directors, other than David C. Lawler, is expected to be an independent director, as defined in the applicable rules and regulations of the Nasdaq Stock Market, Inc., including Rule 5605(a)(2) of the Nasdaq Listing Standards.

Name	Age	Positions Held

David C. Lawler	41	Chief Executive Officer, President and Director
Eddie M. LeBlanc, III	61	Chief Financial Officer
Jack Collins	34	Executive Vice President — Finance/Corporate Development
Tom Saunders	51	Executive Vice President — New Business Development and Marketing - Midstream
Lance Galvin	51	Vice President — Engineering and Operations - Appalachia
Richard Marlin	57	Vice President — Engineering and Operations - Mid-Continent
David Pinson	60	Vice President — Land
Stephen L. DeGiusti	51	General Counsel
Gary Pittman	46	Chairman of the Board of Directors
William H. Damon III	57	Director
Gabriel Hammond	30	Director
Duke R. Ligon	68	Director
J. Philip McCormick	67	Director
Jon H. Rateau	54	Director
Daniel Spears	37	Director
Mark A. Stansberry	53	Director

Mr. Lawler served as QRCP’s Chief Operating Officer from May 2007 until May 2009 and became President of QRCP, QEGP and QMGP in August 2008 and Chief Executive Officer of QRCP, QEGP and QMGP in May 2009. He has worked in the oil and gas industry for more than 18 years in various management and engineering positions. Prior to joining Quest, Mr. Lawler was employed by Shell Exploration & Production Company from May 1997 to May 2007 in roles of increasing responsibility, most recently as Engineering and Operations Manager for multiple assets along the U.S. Gulf Coast. Mr. Lawler graduated from the Colorado School of Mines in 1990 with a B.S. in Petroleum Engineering and earned his M.B.A. from Tulane University in 2003.

Mr. LeBlanc has served as the Chief Financial Officer of QRCP, QEGP and QMGP since January 2009. Prior to joining Quest, Mr. LeBlanc served as Executive Vice President and Chief Financial Officer of Ascent Energy Company, an independent, private oil and gas company, from July 2003 until it was sold to RAM Energy Resources in November 2007, after which Mr. LeBlanc went into retirement. Prior to that, Mr. LeBlanc was Senior Vice President and Chief Financial Officer of Range Resources Corporation, an NYSE-listed independent oil and gas company, from January 2000 to July 2003. Previously, Mr. LeBlanc was a founder of Interstate Natural Gas Company, which merged into Coho Energy in 1994. At Coho, he served as Senior Vice President and Chief Financial Officer until 1999. Mr. LeBlanc’s 35 years of experience include assignments in Celeron Corporation and the energy related subsidiaries of Goodyear Tire and Rubber. Prior to entering the oil and gas industry, Mr. LeBlanc was with a national accounting firm. He is a certified public accountant and a chartered financial analyst, and he received a B.S. in Business Administration from University of Southwestern Louisiana.

Mr. Collins served as Executive Vice President — Investor Relations of QRCP and QEGP from December 2007 to October, 2008 when his title was changed at QRCP to Executive Vice President — Finance/Corporate Development. Additionally, from September 2008 to January 2009, he served as Interim Chief Financial Officer for QRCP, QEGP and QMGP. In May 2009, his title was changed at QEGP to match his title at QRCP and he has served as Executive Vice President — Finance/Corporate Development of QEGP since that time. He has also served on the Board of Directors of QMGP since his election in August 2008 and he became Executive Vice President — Finance/Corporate Development for QMGP in December 2009. Mr. Collins has more than 11 years of experience providing analysis and advice to oil and gas industry investors. Prior to joining QRCP, he worked for A.G. Edwards & Sons, Inc., a national, full-service brokerage firm, from 1999 to December 2007 in various positions, most recently as a Securities Analyst, where he was responsible for initiating the firm’s coverage of the high yield U.S. energy stock sector (E&P partnerships and U.S. royalty trusts). As an Associate Analyst (2001 to 2005) and Research Associate (1999 to 2001) at A.G. Edwards, he assisted senior analysts in coverage of the independent E&P and oilfield service sectors of the energy industry. Mr. Collins holds a bachelors degree in economics with a business emphasis from the University of Colorado at Boulder.

Mr. Saunders has served as Executive Vice President — New Business Development and Marketing for QMGP since July 2009. He became Executive Vice President — New Business Development and Marketing — Midstream for QRCP and QEGP in December 2009. He has over 30 years of midstream experience. Prior to joining QMGP, from July 2008 to July 2009, Mr. Saunders served as Vice President — Commercial Development for privately-held Windsor Energy where he was responsible for building its midstream business and marketing all of its oil and natural gas production. From December 2003 to July 2008, Mr. Saunders served as Director of Commercial Development with Enogex Inc., developing new markets for the company in the Rocky Mountain region and as Director of Organization Development optimizing various business processes to improve profitability and capacity. Mr. Saunders holds a bachelors degree in industrial engineering and management from Oklahoma State University and an M.B.A. in energy management from Denver University.

Mr. Galvin has served as Vice President of QRCP since October 2009. He became Vice President — Engineering and Operations — Appalachia of QRCP, QEGP and QMGP in December 2009. Mr. Galvin has over 25 years of reservoir engineering experience. Prior to joining QRCP, from February 2008 to June 2009, Mr. Galvin served as Chief Operating Officer for privately-held Windsor Energy, where he managed all aspects of the company’s oil and gas asset portfolio including engineering and operations for properties in Oklahoma, Texas, Colorado, Wyoming and North Dakota. Prior to this role, from 2002 to February 2008, Mr. Galvin served as a consulting engineer for Pinnacle Energy Services, LLC, where he was responsible for preparing reserve reports, reservoir engineering evaluations, and field studies for numerous public and private clients. Mr. Galvin earned a B.S. in petroleum engineering from Colorado School of Mines in 1980 and is a registered professional engineer in the State of Oklahoma.

Mr. Marlin served as QRCP’s Executive Vice President — Engineering from September 2004 to December 2009. He also served as QRCP’s Chief Operations Officer from February 2005 through July 2006. From November 2002 to September 2004, he was QRCP’s engineering manager. He became Vice President — Engineering and Operations - Mid-Continent of QRCP, QEGP and QMGP in December 2009. Mr. Marlin has more than 32 years industry experience involving all phases of drilling and production in more than 14 states. His experience also involved primary and secondary operations along with the design and oversight of gathering systems that move as much as 175 Mmcf/d. He is a registered Professional Engineer holding licenses in Oklahoma and Colorado. Mr. Marlin earned a B.S. in Industrial Engineering and Management from Oklahoma State University in 1974. Mr. Marlin was a Director of the Mid-Continent Coal Bed Methane Forum from 2003 to 2005.

Mr. Pinson has served as Vice President — Land for QRCP since December 2009. He became Vice President — Land for QEGP and QMGP in December 2009. He has 30 years of experience in oil and gas exploration and development. Prior to joining QRCP, Mr. Pinson served as Managing Member of Pinson Brothers Drilling from 2004 to October 2009 and Managing Member of Tilford Pinson Exploration from 1993 to 2004, where he managed the business strategies and development and financial operations of the companies. Mr. Pinson holds a bachelors degree in secondary education from Texas Tech University.

Mr. DeGiusti has served as General Counsel for QRCP, QEGP and QMGP since January 2010. Prior to joining QRCP, QEGP and QMGP, Mr. DeGiusti was with the law firm of Crowe & Dunlevy in Oklahoma City, Oklahoma from 1983 to January 2010, where he was a partner beginning in 1989. Mr. DeGiusti received a J.D. from the University of Oklahoma College of Law and a B.A. from the University of Central Oklahoma.

Mr. Pittman has been a director of QEGP since November 2007. Mr. Pittman is currently an active private investor with his own investment company, G. Pittman & Company, of which he has been president for the past 15 years. From 1987 to 1995, Mr. Pittman was Vice President of The Energy Recovery Fund, a $180 million private equity fund focused on the energy industry. Mr. Pittman has served as a director of various oil and natural gas companies, including Flotek Industries, Inc., a specialty chemical oil service company; Geokinetics, Inc., a seismic acquisition and processing company; Czar Resources, Ltd, a Canadian E&P company; and Sub Sea International, an offshore robotics and diving company. He owned and operated an oil and gas production and gas gathering company in Montana from 1992 to 1998. Mr. Pittman currently chairs the compensation committee and serves on the audit and governance committees for Geokinetics. Mr. Pittman holds a B.A. in Economics/Business from Wheaton College and an M.B.A. from Georgetown University.

Mr. Damon joined QRCP as a director in April 2007 and has over 30 years of professional experience specializing in engineering design and development of power generation projects and consulting services. Since January 2008, he has served as Senior Vice President and National Director of Power Consulting for HDR, Inc., which purchased the engineering-consulting firm, Cummins & Barnard, Inc., which was focused on power generation development and engineering projects for electric utilities, independent power producers, large industrial and institutional clients throughout the United States. Mr. Damon served as the Chief Executive Officer of Cummins & Barnard and had been its principal and co-owner from 1990 to January 2008. He currently leads HDR’s project development and strategic consulting business for coal, natural gas and renewable energy projects. He previously worked for Consumers Power Company, Gilbert-Commonwealth, Inc. and Alternative Energy Ventures. He also held board seats on a minerals and wind turbine company, MKBY, and a start-up construction company that was sold to Aker Kvaerner Songer, in which he was also a founding member. Mr. Damon graduated from Michigan State University with a B.S. in Mechanical Engineering and continued graduate studies at both Michigan State University and the University of Michigan.

Mr. Hammond is the founder of and a partner in Alerian Capital Management, a registered investment advisor exclusively focused on midstream energy master limited partnerships. Prior to founding Alerian in 2004, Mr. Hammond covered the broader Energy and Power sector at Goldman, Sachs & Co., in the firm’s Equity Research Division. Mr. Hammond serves on the board of directors of the National Association of Publicly Traded Partnerships. He is also a member of the board of directors of Semgroup Energy Partners, L.P. Mr. Hammond served on the board of directors of QMGP from December 2006 to October 2008. Mr. Hammond received an undergraduate degree in economics from Johns Hopkins University.

Mr. Ligon has served as a director of QMGP since December 2006. Since January 2007, Mr. Ligon has been a strategic advisor to Love’s Travel Stops & Country Stores, Inc. and the Executive Director of the Love’s Entrepreneurship Center of Oklahoma City University. From February 1997 to January 2007, Mr. Ligon served as the Senior Vice President and General Counsel for Devon Energy Corporation. Mr. Ligon has more than 35 years of legal expertise in corporate securities, litigation, governmental affairs and mergers and acquisitions. Prior to joining Devon in 1997, he practiced law for 12 years and last served as a partner at the law firm of Mayer, Brown & Platt in New York City. In addition, he was Senior Vice President and Managing Director for Investment Banking at Bankers Trust Co. in New York City for 10 years. He is also a member of the board of directors of Heritage Trust Company, Security State Bank, Panhandle Oil and Gas Inc., Pre-Paid Legal Services, Inc., TransMontaigne Partners L.P. and TEPPCO Partners, L.P. Mr. Ligon received an undergraduate degree in chemistry from Westminster College and a law degree from the University of Texas School of Law.

Mr. McCormick has been a director of QEGP since November 2008. Mr. McCormick has 26 years of public accounting experience. Since 1999, Mr. McCormick has been an independent investor and corporate advisor. He was a director and chairman of the audit committee of Nasdaq-listed Advanced Neuromodulation Systems Inc. from 2003 to 2005 until its sale, and he currently serves as a director and member of the Audit Committee of RENN

Global Entrepreneurs Fund, Inc. Mr. McCormick holds a B.B.A. degree in Accounting and a Master of Science from Texas A&I University.

Mr. Rateau has been a director of QRCP since October 2005 and is currently the Vice President of New Energy, Global Primary Products Growth of Alcoa, Inc., where he is responsible for developing and acquiring energy positions/assets worldwide in support of Alcoa’s smelting and refining activities, and has been at Alcoa since 1996. Mr. Rateau has served in his present capacity at Alcoa since September 2007. Prior to that, he was Vice President of Business Development, Primary Metals from March 2001 to September 2007 and Vice President of Energy Management & Services, Primary Metals from November 1997 to March 2001. Before joining Alcoa, Mr. Rateau held a number of managerial positions with National Steel Corporation from 1981 to 1996. He brings expertise in business acquisitions and divestitures, capital budgets and project management, energy contracting, and applied research of complex technology and processes. Mr. Rateau holds an M.B.A. from Michigan State University and received a B.S. in Industrial Engineering from West Virginia University.

Mr. Spears has served as a director of QMGP since December 2006. Mr. Spears is a partner with Swank Capital, LLC. Prior to joining Swank in September 2006, Mr. Spears was a principal at Banc of America Securities LLC within the Natural Resources Group where he worked from 1998 to July 2006. Mr. Spears was with Salomon Smith Barney in the Global Energy and Power Group from 1995 to 1998. He has more than 12 years experience providing financial and strategic advice to public and private companies in all sectors of the natural resources industry. Mr. Spears received a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Mr. Stansberry has been a director of QEGP since November 2007. Mr. Stansberry has been a director of QEGP since November, 2007. Mr. Stansberry currently serves as the Chairman and a director of The GTD Group, which owns and invests in companies including those specializing in energy consulting and management, environmental, government relations, international trade development and commercial construction. He has served as Chairman of The GTD Group since 1998. He has served as Chairman of the Governor’s International Team and currently serves as Chairman of the State Chamber’s Energy Council in Oklahoma. He also serves on a number of other boards, including Chairman of the Board of Directors of People to People International, and serves as president of the International Society of The Energy Advocates. Mr. Stansberry has testified before the U.S. Senate Energy and Natural Resources Committee and is the author of the book: The Braking Point: America’s Energy Dreams and Global Economic Realities. Mr. Stansberry has a B.A. from Oklahoma Christian University and is a graduate of The Fund for American Studies, Georgetown University and of the Intermediate School of Banking, Oklahoma State University.

Executive Compensation and Other Information

The summary compensation table below sets forth information concerning the annual and long-term compensation paid to or earned by David Lawler, who served as the principal executive officer of QRCP and QELP during 2009, and the two other most highly compensated executive officers who were serving as executive officers as of December 31, 2009 (the “named executive officers”). The positions of the named executive officers listed in the table below are those positions held on December 31, 2009.

The compensation of the named executive officers discussed below reflects total compensation for services to QELP, QRCP and all of QRCP’s other affiliates. QELP reimburses all expenses incurred on its behalf, including the costs of employee compensation and benefits, as well as all other expenses necessary or appropriate to the conduct of QELP’s business, pursuant to QRCP’s allocation methodology and subject to the terms of an omnibus agreement among QELP, QEGP and QRCP.

Based on the information that we track regarding the amount of time spent by each of the named executive officers on business matters relating to us, we estimate that such officers devoted the following percentage of their time to QELP’s business and to QRCP and its other affiliates, respectively, for 2009:

		Percentage of Time
	Percentage of Time	Devoted to Business of
	Devoted to QELP’s	QRCP and Its Other
Name	Business	Affiliates

David C. Lawler	45%	55%
Eddie M. LeBlanc, III	45%	55%
Jack T. Collins	45%	55%

Summary Compensation Table

						Non-Equity	All
				Stock	Option	Incentive Plan	Other
Name and Principal Position	Year	Salary	Bonus(1)	Awards(2)	Awards(3)	Compensation(4)	Compensation(5)	Total

David Lawler(6)	2009	$400,000	$76,000	$237,207	$38,667	$276,000	$0	$1,027,874
President and Chief Executive Officer	2008	$344,616	$390,244	$280,735	$48,000	$104,917	$50,205	$1,218,717
Eddie M. LeBlanc, III(7)	2009	$260,481	$36,800	$12,908	$81,341	$176,267	$55,262	$623,059
Chief Financial Officer	2008	—	—	—	—	—	—	—
Jack Collins(8)	2009	$211,539	$56,500	$192,592	$16,579	$138,000	$9,750	$634,500
Executive VP Finance/Corporate Development	2008	$152,500	$28,600	$289,363	$19,619	$52,042	$49,994	$592,118

(1)	For 2008, includes a discretionary bonus under the 2008 Supplemental Bonus Plan to Mr. Collins based on 2008 performance and paid in 2009. In lieu of participating in the 2008 Supplemental Bonus Plan, the compensation committee authorized the payment of a $232,000 bonus to Mr. Lawler in November 2008 and payment of an amount equal to $164,000 minus the amount, if any, Mr. Lawler is paid under the QRC Bonus Plan in 2009 for his 2008 performance, which was payable in March 2009. Amounts are exclusive of the portion constituting a tax gross-up. For 2008, also includes other miscellaneous bonuses available to all employees totaling less than $1,500 per named executive officer. For 2009, includes discretionary bonuses based on 2009 performance, which were paid in 2009.

(2)	Includes expense related to bonus shares and restricted stock computed in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised) (“SFAS No. 123R”) and represents the grant date fair value, which for our common stock was determined by utilizing the closing stock price on the date of grant, with expense being recognized ratably over the requisite service period. Includes amounts related to (i) bonus shares and restricted stock granted under employment agreements, (ii) the equity portion of the QRC Bonus Plan award earned for 2006 (twenty-five percent of the bonus shares vested in March 2007 at the time the QRCP compensation committee determined the amount of the awards based upon 2006 performance, twenty-five percent of the bonus shares vested in each of March 2008 and March 2009 and the remaining portion vests and will be paid in March 2010) and (iii) grants of QRCP bonus shares, QELP phantom units and QMLP restricted units granted in December 2009.

(3)	Includes expense related to stock options granted to Mr. Lawler and Mr. Collins during 2008 and Mr. LeBlanc in 2009. Expense for the stock options is computed in accordance with the provisions of SFAS No. 123R and represents the grant date fair value, which is calculated using the Black-Scholes Option Pricing Model, with expense being recognized ratably over the requisite service period. For a discussion of valuation assumptions, see Note 10 — Stockholders’ Equity — Stock Awards of the notes to the consolidated financial statements included in QRCP’s Annual Report on Form 10-K/A attached to this joint proxy statement/prospectus as Annex F.

(4)	Represents the QRC Bonus Plan awards earned for 2008 and 2009 and paid or payable in 2009 and 2010, respectively, and productivity gain sharing bonus payments earned and paid in 2008. The QRCP compensation committee approved QRC Bonus Plan awards earned for 2009 based on preliminary financial results for 2009, and such bonus amounts are subject to adjustment prior to payment in the event that the audited financial results for 2009 differ from the preliminary results.

(5)	Company matching contribution under the 401(k) savings plan, life insurance premiums, perquisites and personal benefits if $10,000 or more for the year. Perquisites and personal benefits for Mr. LeBlanc in 2009 consist of expenses related to relocation expenses ($39,377) and temporary housing, gym services, parking and social club membership. Salary shown above has not been reduced by pre-tax contributions to the company-sponsored 401(k) savings plan. For 2009, QRCP made matching contributions to Mr. Collins of $9,710. Messrs. Lawler and LeBlanc did not participate in the 401(k) savings plan in 2009.

(6)	Mr. Lawler’s employment as chief executive officer QRCP and QEGP commenced on June 3, 2009 and May 7, 2009, respectively, and as president of QRCP and QEGP effective as of August 23, 2008.

(7)	Mr. LeBlanc’s employment as chief financial officer of QRCP and QEGP commenced on January 9, 2009.

(8)	Mr. Collins’s employment as executive vice president of finance/corporate development of QRCP and QEGP commenced on August 23, 2008. Mr. Collins also served as interim chief financial officer of QRCP and QEGP from August 23, 2008 through January 9, 2009.

Equity Awards Outstanding at Fiscal Year-End 2009

The following table shows unvested equity awards and stock options outstanding for the named executive officers as of December 31, 2009. Market value is based on the closing market price of QRCP’s common stock and QELP’s common units on December 31, 2009 ($0.58 a share and $2.43 a unit, respectively) and the fair market value of QMLP’s common units (as determined by the QMGP board of directors) on December 31, 2009 ($3.287 a unit).

	Option Awards(1)
	Number of	Number of				Stock Awards
	Securities	Securities				Number of		Market Value
	Underlying	Underlying				Shares		of Shares or
	Unexercised	Unexercised		Option	Option	or Units		Units of Stock
	Options (#)	Options (#)		Exercise	Expiration	that Have		that Have
	Exercisable	Unexercisable		Price ($)	Date	not Vested		not Vested

David Lawler	200,000	—		$0.71	10/20/18	402,025	(2)	$731,481
Eddie M. LeBlanc, III	100,000	200,000	(3)	$0.62	01/12/19	310,023	(4)	$595,076
Jack Collins	100,000	—		$0.48	10/23/18	232,585	(5)	$419,645

(1)	All option awards reflected are for the purchase of QRCP common stock.

(2)	30,000 restricted shares of QRCP common stock vest on May 1, 2010. In addition, on December 31, 2009, Mr. Lawler held 146,087 QRCP bonus shares , 132,214 QELP phantom units and 93,724 QMLP restricted units each of which vests 1/4 on each of September 23, 2010, 2011, 2012 and 2013.

(3)	100,000 options vest on each of January 9, 2011 and 2012.

(4)	On December 31, 2009, Mr. LeBlanc held 121,739 QRCP bonus shares, 110,178 QELP phantom units and 78,106 QMLP restricted units each of which vests 1/4 on each of September 23, 2010, 2011, 2012 and 2013.

(5)	20,000 restricted shares of QRCP stock vest on December 3, 2010. In addition, on December 31, 2009, Mr. Collins held 83,478 QRCP bonus shares, 75,551 QELP phantom units and 53,556 QMLP restricted units each of which vests 1/4 on each of September 23, 2010, 2011, 2012 and 2013.

Director Compensation for 2009

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the directors of QRCP and QEGP during the fiscal year ended December 31, 2009.

	Fees Earned or	Stock
Name	Paid in Cash ($)	Awards ($)(1)		Total ($)

QRCP Directors
Jon Rateau	$155,000	$27,108	(2)	$182,108
John Garrison	$135,000	$27,108	(2)	$162,108
William Damon	$130,000	$81,827	(3)	$211,827
James Kite(4)	$65,000	$($72,692	)(2)	$(7,692)
Greg McMichael(4)	$65,000	—		$65,000
QEGP Directors
Gary M. Pittman	$155,000	$34,900	(5)	$189,000
Mark Stansberry	$130,000	$34,900	(5)	$164,900
J. Phillip McCormick	$135,000	—		$135,000

(1)	Represents the dollar amount recognized for financial statement reporting purposes for 2009 in accordance with SFAS No. 123R. The current market value of these equity awards is significantly less than the amount recognized for financial statement reporting purposes.

(2)	In October 2005, Messrs. Kite, Rateau, and Garrison each received a grant of an option for 50,000 shares of common stock. Each option has a term of 10 years and an exercise price of $10.00 per share. The SFAS No. 123R grant date fair value of each option award was $370,000. Options for 10,000 shares were immediately vested and the options for the remaining 40,000 shares were to vest 10,000 per year over the next four years; provided that the director was still serving on the board of directors at the time of the vesting of the stock options. However, in March 2008, Messrs. Kite, Rateau, and Garrison each exchanged their 20,000 unvested stock options for 10,000 bonus shares of common stock of the Company; 5,000 of these shares vested in October 2008 and 5,000 of these shares will vest in October 2009. The incremental fair value of this exchange, computed in accordance with SFAS No. 123R, as of the exchange date was $51,600. On June 19, 2008, Messrs. Kite, Rateau, and Garrison each received a grant of 5,000 shares of common stock. The SFAS No. 123R grant date fair value of these shares was $36,000. The amount for Mr. Kite is negative due to his forfeiture of the unvested equity awards in connection with his resignation during the year.

(3)	In August 2007, Mr. Damon received a grant of an option for 50,000 shares of common stock. The option had a term of 10 years and an exercise price of $10.05 per share. The SFAS No. 123R grant date fair value of the option award was $398,000. Options for 10,000 shares were immediately vested and the options for the remaining 40,000 shares were to vest 10,000 per year over the next four years; provided that Mr. Damon was still serving on the board of directors at the time of the vesting of the stock options. However, in March 2008, Mr. Damon exchanged his 40,000 unvested stock options for 20,000 bonus shares of common stock of QRCP; 5,000 of these shares vested in August 2008 and 5,000 of these shares will vest in August of 2009, 2010 and 2011. The incremental fair value of this exchange, computed in accordance with SFAS No. 123R, as of the exchange date was $38,400. On June 19, 2008, Mr. Damon received a grant of 5,000 shares of common stock. The SFAS No. 123R grant date fair value of these shares was $36,000.

(4)	In July 2009, Messrs. Kite and McMichael resigned from their respective positions as directors of QRCP in connection with QRCP’s entry into the merger agreement. As a result of such resignation, Mr. Kite forfeited his 5,000 unvested shares of QRCP common stock. Mr. Kite’s vested options to acquire 30,000 shares of QRCP common stock expired, unexercised, 90 days after his resignation.

(5)	On January 28, 2008, the QEGP board of directors approved a grant of 15,000 common units each for the non-employee directors, Messrs. Pittman and Stansberry, with 25% of the units immediately vested and 25% of the units vesting on each of the first three anniversaries of the vesting date.

In March 2009, the board of directors of QRCP and QEGP each approved a change to the structure of the non-employee directors’ fees, based on the recommendation of the QRCP compensation committee. Under the new fee structure, the annual retainer for non-employee directors was increased from $50,000 to $125,000 effective as of January 1, 2009. The chairman of each board will receive an additional $30,000 per year, the chair of the audit committee will receive an additional $10,000 per year and the chairs of the other committees will receive $5,000 per year. No equity awards were granted to the non-employee directors during 2009 due to the low prices for QRCP common stock and QELP common units and the large number of shares and units that would need to be issued in connection with any significant equity component.

Employment Contracts

Messrs. Lawler, LeBlanc and Collins each have an employment agreement with QRCP. Except as described below, the employment agreements for each of the named executive officers are substantially similar.

Each of these agreements had an initial term of three years. In October 2008, the initial term of the employment agreements for Messrs. Lawler and Collins was extended until August 2011. However, if the recombination does not occur by December 6, 2010, the initial term of the employment agreement of Mr. LeBlanc will only be for one year. If a change of control occurs before the recombination, the initial term of Mr. LeBlanc’s employment agreement will be two years. Upon expiration of the initial term, each agreement will automatically continue for successive one-year terms, unless earlier terminated in accordance with the terms of the agreement. The positions, base salary, number of restricted shares of our common stock, and shares for purchase pursuant to stock options granted under each of the employment agreements is as follows:

				Number of	Number of Shares
		Expiration of		Shares of	for Purchase
		Initial		Restricted	Pursuant to
Name	Position	Term	Base Salary	Stock	Stock Options

David Lawler	Chief Executive Officer and President	August 2011	$400,000	90,000	200,000
Eddie M. LeBlanc, III	Chief Financial Officer	December 2012	$300,000	—	300,000
Jack Collins	Executive Vice President — Finance/Corporate Development	August 2011	$230,000	60,000	100,000

One-third of the restricted shares vest on each of the first three anniversary dates of each employment agreement. In addition, Mr. Lawler received 15,000 unrestricted shares of QRCP common stock in connection with the execution of his employment agreement.

In connection with the amendments to the employment agreements of Messrs. Lawler and Collins in October 2008, Mr. Lawler received a nonqualified stock option to purchase 200,000 shares of QRCP common stock at an exercise price of $0.71 per share and Mr. Collins received a non-qualified stock option to purchase 100,000 shares of QRCP common stock at an exercise price of $0.48 per share. One-half of these options were immediately vested and the other half will vest on the first anniversary date of the applicable amendment. These options are included in the table above.

Each executive is eligible to participate in all of our incentive bonus plans that are established for our executive officers. If we terminate an executive’s employment without “cause” (as defined below) or if an executive terminates his employment agreement for Good Reason (as defined below), in each case after notice and cure periods —

•	the executive will receive his base salary for the remainder of the term,

•	we will pay the executive’s health insurance premium payments for the duration of the COBRA continuation period (18 months) or until he becomes eligible for health insurance with a different employer,

•	the executive will receive his pro rata portion of any annual bonus and other incentive compensation to which he would have been entitled; and

•	his unvested shares of restricted stock will vest (which vesting may be deferred for six months if necessary to comply with Section 409A of the Internal Revenue Code).

Under each of the employment agreements, Good Reason means:

•	our failure to pay the executive’s salary or annual bonus in accordance with the terms of the agreement (unless the payment is not material and is being contested by us in good faith);

•	if we require the executive to be based anywhere other than Oklahoma City, Oklahoma;

•	a substantial or material reduction in the executive’s duties or responsibilities; or

•	the executive no longer has the title specified above (though in the case of Mr. Collins, Good Reason does not apply in the situation where he no longer holds the interim chief financial officer position as long as he continues to have a title, position and duties not materially less than those of executive vice president finance/corporate development).

For purposes of the employment agreements, “cause” includes the following:

•	any act or omission by the executive that constitutes gross negligence or willful misconduct;

•	theft, dishonest acts or breach of fiduciary duty that materially enrich the executive or materially damage us or conviction of a felony,

•	any conflict of interest, except those consented to in writing by the QRCP board of directors;

•	any material failure by the executive to observe QRCP’s work rules, policies or procedures;

•	failure or refusal by the executive to perform his duties and responsibilities required under the employment agreements, or to carry out reasonable instruction, to QRCP’s satisfaction;

•	any conduct that is materially detrimental to our operations, financial condition or reputation; or

•	any material breach of the employment agreement by the executive.

In general, base salary payments will be paid to the executive in equal installments on our regular payroll dates, with the installments commencing six months after the executive’s termination of employment (at which time the executive will receive a lump sum amount equal to the monthly payments that would have been paid during such six month period). However, the payments may be commenced immediately if an exemption under Section 409A of the Internal Revenue Code is available.

If the executive’s employment is terminated without cause within two years after a change in control (as defined below), then the base salary payments will be paid in a lump sum six months after termination of employment.

Under the employment agreements, a “change in control” is generally defined as:

•	the acquisition by any person or group of our common stock that, together with shares of common stock held by such person or group, constitutes more than 50% of the total voting power of our common stock;

•	any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of our common stock possessing 35% or more of the total voting power of our common stock;

•	a majority of members of our board of directors being replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election; or

•	any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from us that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of our assets immediately prior to the acquisition or acquisitions.

The recombination will constitute a change in control under Mr. Lawler’s and Mr. Collins’ employment agreements. Mr. LeBlanc’s employment agreement provides that the recombination will not be considered a change in control.

The pro rata portion of any annual bonus or other compensation to which the executive would have been entitled for the year during which the termination occurred will generally be paid at the time bonuses are paid to all employees, but in no event later than March 15th of the calendar year following the calendar year the executive separates from service. However, unless no exception to Section 409A of the Internal Revenue Code applies, payment will be made six months after the executive’s termination of employment, if later.

If the executive is unable to render services as a result of physical or mental disability, we may terminate his employment, and he will receive a lump-sum payment equal to one year’s base salary and all compensation and benefits that were accrued and vested as of the date of termination. If necessary to comply with Section 409A of the Internal Revenue Code, the payment may be deferred for six months.

Each of the employment agreements also provides for one-year restrictive covenants of non-solicitation in the event the executive terminates his own employment or is terminated by us for cause. Our obligation to make severance payments is conditioned upon the executive not competing with us during the term that severance payments are being made.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The amounts and percentage of shares and units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Beneficial Ownership of QRCP

The following table sets forth information as of February 1, 2010 concerning the shares of QRCP common stock beneficially owned by (i) each person known by QRCP, solely by reason of its examination of Schedule 13D and 13G filings made with the SEC and by information voluntarily provided to QRCP by certain stockholders, to be the beneficial owner of 5% or more of QRCP’s outstanding common stock, (ii) each of QRCP’s directors, (iii) each of the executive officers currently serving or named in the summary compensation table under “Management of PostRock — Executive Compensation and Other Information,” (iv) each of QEGP’s directors, and (v) all current QRCP directors and executive officers as a group. All unvested restricted stock awards and bonus share awards outstanding as of the date of the merger agreement will vest immediately prior to the effective time of the recombination. If a person or entity listed in the following table is the beneficial owner of less than one percent of the securities outstanding, this fact is indicated by an asterisk in the table.

	Number of Shares of
	Quest Resource	Percent of Class
	Corporation Common	of Quest Resource
	Stock Beneficially	Corporation
Name and Address of Beneficial Owner	Owned	Common Stock

David C. Lawler(1)	298,198	*
Jack T. Collins(2)	174,917	*
John C. Garrison(9)	111,053	*
Eddie LeBlanc(3)	100,000	*
Richard Marlin(4)	69,641	*
Tom A. Saunders(5)	—	—
Lance Galvin(6)	200	*
David Pinson(7)	—	—
Stephen L. DeGiusti(8)	—	—
Jon H. Rateau(9)	45,000	*
William H. Damon III(10)	25,000	*
Gary M. Pittman	—	*
J. Philip McCormick	—	*
Mark A. Stansberry	—	*
All Current QRCP Directors and Executive Officers as a Group (11 Persons)	824,009	2.6%

(1)	Includes 30,000 restricted shares that are subject to vesting and will vest immediately prior to the effective time of the recombination and options to acquire 200,000 shares of QRCP common stock that are immediately exercisable. In addition, Mr. Lawler is entitled to receive 146,087 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. Lawler does not have the ability to vote or dispose of these bonus shares.

(2)	Includes 20,000 restricted shares that are subject to vesting and will vest immediately prior to the effective time of the recombination and options to acquire 100,000 shares of QRCP common stock that are immediately exercisable. In addition, Mr. Collins is entitled to receive 83,478 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. Collins does not have the ability to vote or dispose of these bonus shares.

(3)	Consists of an option to acquire 100,000 shares of QRCP common stock that is immediately exercisable. Mr. LeBlanc also has options to purchase 200,000 shares of QRCP common stock to vest in the future, and such options will be converted in the recombination into PostRock stock options. In addition, Mr. LeBlanc is entitled to receive 121,739 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. LeBlanc does not have the ability to vote or dispose of these bonus shares.

(4)	Includes 15,688 restricted shares that are subject to vesting and will vest immediately prior to the effective time of the recombination. In addition, Mr. Marlin is entitled to receive 55,652 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. Marlin does not have the ability to vote or dispose of these bonus shares.

(5)	Mr. Saunders is entitled to receive 104,348 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. Saunders does not have the ability to vote or dispose of these bonus shares.

(6)	In addition, Mr. Galvin is entitled to receive 52,174 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. Galvin does not have the ability to vote or dispose of these bonus shares.

(7)	Mr. Pinson is entitled to receive 52,174 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. Pinson does not have the ability to vote or dispose of these bonus shares.

(8)	Mr. DeGiusti is entitled to receive 52,174 bonus shares upon satisfaction of certain vesting requirements, and such bonus shares will be converted in the recombination into a PostRock restricted share award based on the QRCP exchange ratio. Mr. DeGiusti does not have the ability to vote or dispose of these bonus shares.

(9)	Includes options to acquire 30,000 shares of QRCP’s common stock that are immediately exercisable.

(10)	Includes options to acquire 10,000 shares of QRCP common stock that are immediately exercisable. In addition, Mr. Damon is entitled to receive 10,000 bonus shares upon satisfaction of certain vesting requirements, which shares will vest immediately prior to the effective time of the recombination. Mr. Damon does not have the ability to vote these bonus shares.

Beneficial Ownership of QELP

The following table sets forth information as of February 1, 2010 concerning the beneficial ownership of QELP units by (i) each person known by QELP, solely by reason of its examination of Schedule 13D and 13G filings made with the SEC and by information voluntarily provided to QELP by certain unitholders, to be the beneficial owner of 5% or more of QELP common or subordinated units, (ii) each of QEGP’s directors, (iii) each of the executive officers of QEGP currently serving or named in the summary compensation table under “Management of PostRock — Executive Compensation and Other Information,” and (iv) all current QEGP directors and executive officers as a group. All unvested bonus unit awards outstanding as of the date of the merger agreement will vest immediately prior to the effective time of the recombination. If a person or entity listed in the following table is the beneficial owner of less than one percent of the securities outstanding, this fact is indicated by an asterisk in the table.

					Percentage of
					Common
				Percentage of	Units and
	Common	Percentage of	Subordinated	Subordinated	Subordinated
	Units	Common Units	Units	Units	Units
Name and Address of	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Quest Resource Corporation	3,201,521	25.8	8,857,981	100	56.7
210 Park Avenue, Suite 2750 Oklahoma City, OK 73102
Gary M. Pittman(1)	11,250	*	—	—	*
Mark A. Stansberry(2)	11,250	*	—	—	*
J. Philip McCormick	—	—	—	—	—
Jack T. Collins(3)	11,567	*	—	—	*
David C. Lawler(4)	15,267	*	—	—	*
Richard Marlin(5)	7,710	*	—	—	*
Eddie LeBlanc(6)	—	—	—	—	—
Tom A. Saunders(7)	—	—	—	—	—
Lance Galvin(8)	—	—	—	—	—
David Pinson(9)	—	—	—	—	—
Stephen L. DeGiusti(10)	—	—	—	—	—
All current QEGP directors and executive officers as a group (11 persons)	57,044	*	—	—	*

(1)	In addition, Mr. Pittman is entitled to receive 3,750 bonus units upon satisfaction of certain vesting requirements, which bonus units will vest immediately prior to the effective time of the recombination. Mr. Pittman does not have the ability to vote these bonus units.

(2)	In addition, Mr. Stansberry is entitled to receive 3,750 bonus units upon satisfaction of certain vesting requirements, which bonus units will vest immediately prior to the effective time of the recombination. Mr. Stansberry does not have the ability to vote these bonus units.

(3)	In addition, Mr. Collins is entitled to receive 75,551 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio. Mr. Collins does not have the ability to vote or dispose of these phantom units.

(4)	In addition, Mr. Lawler is entitled to receive 132,214 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio. Mr. Lawler does not have the ability to vote or dispose of these phantom units.

(5)	In addition, Mr. Marlin is entitled to receive 50,367 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio. Mr. Marlin does not have the ability to vote or dispose of these phantom units.

(6)	Mr. LeBlanc is entitled to receive 110,178 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted share award based on the QELP exchange ratio. Mr. LeBlanc does not have the ability to vote or dispose of these phantom units.

(7)	Mr. Saunders is entitled to receive 94,439 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio. Mr. Saunders does not have the ability to vote or dispose of these phantom units.

(8)	Mr. Galvin is entitled to receive 47,219 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio. Mr. Galvin does not have the ability to vote or dispose of these phantom units.

(9)	Mr. Pinson is entitled to receive 47,219 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio. Mr. Pinson does not have the ability to vote or dispose of these phantom units.

(10)	Mr. DeGiusti is entitled to receive 47,219 phantom units upon satisfaction of certain vesting requirements, and such phantom units will be converted in the recombination into a PostRock restricted stock award based on the QELP exchange ratio. Mr. DeGiusti does not have the ability to vote or dispose of these phantom units.

Beneficial Ownership of QMLP

The following table sets forth the beneficial ownership of QMLP units as of February 1, 2010 held by: (i) each person known by QMLP to be the beneficial owner of 5% or more of QMLP common or subordinated units, (ii) each of QMGP’s directors, (iii) each of QMGP’s executive officers and (iv) all current QMGP directors and executive officers as a group. All unvested restricted unit awards and bonus unit awards outstanding as of the date of the merger agreement will vest immediately prior to the effective time of the recombination. If a person or entity listed in the following table is the beneficial owner of less than one percent of the securities outstanding, this fact is indicated by an asterisk in the table. As of the date of this joint proxy statement/prospectus, there were 47 record holders of QMLP common units and one record holder of QMLP subordinated units.

					Percentage of
					Common
				Percentage of	Units and
	Common	Percentage of	Subordinated	Subordinated	Subordinated
	Units	Common Units	Units	Units	Units
Name and Address of	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Quest Resource Corporation	—	—	4,935,134	100	36.2
210 Park Avenue, Suite 2750 Oklahoma City, OK 73102
Alerian Capital Management LLC(1)	2,464,676	28.3	—	—	18.1
2100 McKinney Avenue 18th Floor Dallas, TX 75201
Swank Capital, LLC(2)	1,825,531	21.0	—	—	13.4
Oak Lawn Avenue, Suite 650 Dallas, TX 75219
Tortoise Capital Advisors, L.L.C.(3)	1,696,031	19.5	—	—	12.4
10801 Mastin Boulevard Suite 222 Overland Park, KS 66210
Kevin R. Collins(4)	7,728	*	—	—	*
Duke R. Ligon(5)	7,728	*	—	—	*
Daniel Spears	—	—	—	—	—
Edward Russell	—	—	—	—	—
David C. Lawler(6)	12,548	*	—	—	*
Eddie M. LeBlanc III(7)	—	—	—	—	—
Jack T. Collins(8)	8,912	*	—	—	*
Richard Marlin(9)	5,941	*	—	—	*
Tom A. Saunders(10)	—	—	—	—	—
Lance Galvin(11)	—	—	—	—	—
David Pinson(12)	—	—	—	—	—
Stephen L. DeGiusti(13)	—	—	—	—	—
Kristie Parker Wetmore(14)	31,380	*	—	—	*
William Paul Kelly(15)	12,377	*	—	—	*
All current QMGP directors and executive officers as a group (14 persons)	86,614	*	—	—	*

(1)	Includes (i) 1,949,461 common units owned by Alerian Opportunity Partners IV, LP (“AOP IV”), (ii) 352,922 common units owned by Alerian Opportunity Partners IX, L.P. (“AOP IX”), (iii) 123,652 common units owned by Alerian Capital Partners LP (“Capital Partners”) and (iv) 38,641 common units owned by Alerian Focus Partners LP (“Focus Partners” and, together with AOP IV, AOP IX and Capital Partners, the “Alerian Funds”). Alerian Capital Management LLC (“ACM”), serves as the investment manager of each of the Alerian Funds and may direct the vote and/or disposition of the Common Units held by the Alerian Funds. Mr. Gabriel Hammond controls each of the general partners of the Alerian Funds and ACM, and may direct the vote and/or disposition of the Common Units held by each of the Alerian Funds. Mr. Hammond disclaims beneficial ownership of the Common Units held by AOP IV, AOP IX, Capital Partners and Focus Partners, except to the extent of his pecuniary interest.

(2)	As the principal of Swank Capital, LLC and Swank Energy Income Advisors, LP, Mr. Jerry V. Swank may direct the voting or disposition of the common units held by Swank MLP Convergence Fund, LP, The Cushing MLP Opportunity Fund I, LP and Bel Air MLP Infrastructure Fund, LP.

(3)	Tortoise Capital Advisors, L.L.C. (“TCA”) serves as the investment advisor to Tortoise Capital Resources Corporation (“TTO”) which owns 1,216,881 common units, and to Tortoise North American Energy Corporation (“TYN”), which owns 479,150 common units. Pursuant to an Investment Advisory Agreement entered into with each of TTO and TYN, TCA holds sole voting and dispositive power with respect to the common units held by the these companies, however, each of these companies has the right to acquire investment and voting power through termination of their Investment Advisory Agreement with TCA. The investment committee of TCA is responsible for the investment management of each of TTO’s and TYN’s portfolio. The investment committee is comprised of H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack and David J. Schulte. None of the securities listed above are owned of record by TCA, and TCA disclaims any beneficial interest in such securities.

(4)	Includes 2,576 common units that are subject to vesting, all of which will vest immediately prior to the effective time of the recombination.

(5)	Includes 2,576 common units that are subject to vesting, all of which will vest immediately prior to the effective time of the recombination.

(6)	In addition, Mr. Lawler is entitled to receive 93,724 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted stock award based on the QMLP exchange ratio. Mr. Lawler does not have the ability to vote or dispose of these restricted units.

(7)	Mr. LeBlanc is entitled to receive 78,106 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted stock award based on the QMLP exchange ratio. Mr. LeBlanc does not have the ability to vote or dispose of these restricted units.

(8)	In addition, Mr. Collins is entitled to receive 53,556 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted stock award based on the QMLP exchange ratio. Mr. Collins does not have the ability to vote or dispose of these restricted units.

(9)	In addition, Mr. Marlin is entitled to receive 35,704 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted stock award based on the QMLP exchange ratio. Mr. Marlin does not have the ability to vote or dispose of these restricted units.

(10)	Mr. Saunders is entitled to receive 66,948 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted share award based on the QMLP exchange ratio. Mr. Saunders does not have the ability to vote or dispose of these restricted units.

(11)	Mr. Galvin is entitled to receive 33,474 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted share award based on the QMLP exchange ratio. Mr. Galvin does not have the ability to vote or dispose of these restricted units.

(12)	Mr. Pinson is entitled to receive 33,474 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted share award based on the QMLP exchange ratio. Mr. Pinson does not have the ability to vote or dispose of these restricted units.

(13)	Mr. DeGiusti is entitled to receive 33,474 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted share award based on the QMLP exchange ratio. Mr. DeGiusti does not have the ability to vote or dispose of these restricted units.

(14)	Includes 18,033 common units that are subject to vesting, all of which will vest immediately prior to the effective time of the recombination. In addition, Ms. Wetmore is entitled to receive 13,388 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be assumed by PostRock and converted in the recombination into a PostRock restricted stock award based on the QMLP exchange ratio. Ms. Wetmore does not have the ability to vote or dispose of these restricted units.

(15)	Includes 6,870 common units that are subject to vesting, all of which will vest immediately prior to the effective time of the recombination. In addition, Mr. Kelly is entitled to receive 4,460 restricted units upon satisfaction of certain vesting requirements, and such restricted units will be converted in the recombination into a PostRock restricted stock award based on the QMLP exchange ratio. Mr. Kelly does not have the ability to vote or dispose of these restricted units.

DESCRIPTION OF THE POSTROCK 2010 LONG-TERM INCENTIVE PLAN

General

PostRock believes that equity compensation aligns the interests of management, employees and directors with the interests of other stockholders. Accordingly, PostRock’s board of directors adopted the PostRock 2010 Long-Term Incentive Plan on January 13, 2010, subject to the approval of the QRCP stockholders and the QELP unitholders and consummation of the recombination. The plan provides for grants of non-qualified stock options, incentive stock options, restricted shares, restricted share units, bonus shares, deferred shares, stock appreciation rights (“SARs”), performance awards and cash awards. The objectives of the plan are to allow eligible employees of PostRock and its subsidiaries and non-employee directors of PostRock to acquire or increase equity ownership of PostRock or to be compensated under the plan based on growth in PostRock’s equity value and to strengthen their commitment to the success of PostRock, to stimulate their efforts on PostRock’s behalf and to assist PostRock and its subsidiaries in attracting new employees and non-employee directors and retaining existing employees and non-employee directors. The plan is also intended to optimize the profitability and growth of PostRock through incentives which are consistent with PostRock’s goals, to provide incentives for excellence in individual performance, and to promote teamwork.

If the plan is not approved by the QRCP stockholders and the QELP unitholders or the recombination is not consummated, no awards will be made under the plan.

The following description of the material features of the plan is only a summary. For the complete copy of the plan, please see Annex B to this joint proxy statement/prospectus.

Eligibility

Any employees of PostRock or its majority-owned subsidiaries and PostRock’s non-employee directors will be eligible to receive awards under the plan. An award that is an incentive stock option may only be granted to employees of PostRock and its majority-owned corporate subsidiaries as determined under Section 424(f) of the Code. Immediately following consummation of the recombination, PostRock expects there will be eight executive officers, approximately 290 employees other than executive officers and eight non-employee directors who are eligible to receive awards. No determination has been made as to which of PostRock’s employees and non-employee directors will receive grants under the plan or the types of awards to be granted, and, therefore, the benefits to be allocated to any individual or to any group of employees are not otherwise presently determinable.

No awards may be granted under the plan after the tenth anniversary of the effective date of the recombination.

Administration

The plan will be administered by the compensation committee of PostRock’s board of directors. The committee will select the eligible employees and non-employee directors to whom awards will be granted and will set the terms of such awards, including any performance goals applicable to annual and long-term incentive awards. The committee may delegate its authority involving routine administration under the plan to PostRock’s officers or employees subject to guidelines prescribed by the committee. The committee may not, however, delegate its authority with respect to the grant of awards to our officers who are subject to Section 16 of the Securities Exchange Act of 1934 or who are reasonably likely to be subject to Section 162(m) of the Code.

The committee may recoup from an employee or non-employee director who engages in conduct which is fraudulent, negligent or not in good faith and which (1) disrupts, damages, impairs or interferes with the business, reputation or employees of PostRock or its subsidiaries, or (2) causes a subsequent adjustment or restatement of PostRock’s reported financial statements, all or a portion of the amounts granted or paid under the plan within five years of the conduct.

Shares Reserved for Awards; Limits on Awards

The plan provides for up to 850,000 shares of common stock of PostRock to be used for awards. The number of shares of common stock that are subject to awards under the plan that (a) are forfeited, terminated or expire unexercised, (b) are settled in cash in lieu of shares of common stock or (c) are not actually issued due to net settlement of an award or PostRock’s tax withholding obligations with respect to an award, in each case, will again become available for awards.

The number of shares of common stock authorized for awards, the exercise price of awards and the limitations described in the following paragraph are subject to adjustment to reflect a stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or similar events as necessary to maintain the proportionate interest of the holders of outstanding awards and to preserve the value of outstanding awards, except that no adjustment or substitution of awards will be made that results in noncompliance with the requirements of Section 409A of the Code.

No grantee may be granted, during any one calendar year, options or SARs that are exercisable for more than 150,000 shares of PostRock common stock. No grantee may be granted, during any one calendar year, equity awards other than options or SARs covering or relating to more than 150,000 shares of common stock. No grantee may be granted awards (other than awards described in the preceding two sentences) for any one calendar year having a value determined on the date of the grant of the award in excess of $1,500,000. Subject to the foregoing limitations, the maximum number of shares that may be issued under the plan with respect to incentive stock options is 850,000.

General Terms of Awards

The committee will select the grantees and set the term of each award, which may not be more than ten years from the date of grant for options and SARs. The committee has the power to determine the terms of the awards granted, including the number of shares subject to each award, any performance goals, the form of consideration payable upon exercise, the period in which the award may be exercised after termination of employment, treatment of dividends or dividend equivalents, and all other matters. The exercise price of an option and the grant price of an SAR must be at least the fair market value (as defined in the plan) of a share of common stock as of the grant date, unless the award is replacing an award granted by an entity that is acquired by PostRock or one of its subsidiaries. The committee will also set the vesting conditions of the award.

Awards granted under the plan generally are not transferable by the grantee other than by the laws of descent and distribution and, to the extent applicable, are exercisable during the lifetime of the grantee only by the grantee or the grantee’s guardian or legal representative. An award agreement (other than with respect to an incentive stock option) may, however, provide for the transfer of an award in limited circumstances to certain members of the grantee’s family or a trust or trusts established for the benefit of such a family member.

Other terms and conditions of each award will be determined by the committee and will be set forth in the award agreement evidencing the award. Changes to the terms of an award after it is granted generally are subject to the consent of the grantee if the change would materially adversely affect the grantee’s rights under the award.

Stock Options

The plan will permit the grant of incentive stock options, which qualify for special tax treatment, to eligible employees, and nonqualified stock options to eligible employees and non-employee directors. The exercise price for any stock option will not be less than the fair market value of a share of common stock on the date of grant. No stock option may be exercised more than ten years after the date of grant. Generally, the plan prohibits the reduction of the exercise price of outstanding options unless the reduction is approved by the stockholders of PostRock.

Restricted Shares and Restricted Share Units

Restricted shares of common stock may also be awarded. The restricted share awards will vest and become transferable upon the satisfaction of conditions set forth in the applicable award agreement. Restricted share unit awards may be settled in cash, common stock, or a combination of cash and common stock, as determined by the committee. Restricted share and restricted share unit awards may be forfeited if, for example, the recipient’s employment terminates before the award vests or performance goals are not met. A grantee of restricted shares shall have all the rights of a stockholder.

Bonus Shares and Deferred Shares

The committee may grant shares of common stock to grantees from time to time as a bonus. Such shares may be paid on a current basis or may be deferred and paid in the future. The committee may impose such conditions or restrictions on any such bonus shares and deferred shares as it may deem advisable, including time-vesting restrictions and deferred payment features.

Stock Appreciation Rights

SARs may be granted either singly (freestanding SARs) or in combination with underlying stock options (tandem SARs). SARs entitle the holder upon exercise to receive a number of shares of common stock equal in value to the excess of the fair market value of the shares covered by such SAR over the grant price. The grant price for SARs will not be less than the fair market value of the common stock on the SAR’s date of grant. The payment upon an SAR exercise may be settled in whole shares of equivalent value, cash or a combination thereof. Fractional shares will be paid in cash. Generally, the plan prohibits the reduction of the exercise price of outstanding SARs unless the reduction is approved by the stockholders of PostRock.

Performance Awards

Without limiting the type or number of awards that may be made under the other provisions of the plan, an award may be in the form of a performance award. The committee will determine the terms, conditions and limitations applicable to a performance award. The committee will set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and amount of performance awards that will be paid out to the grantee and the portion that may be exercised.

Qualified performance awards are performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code. Section 162(m) of the Code generally disallows deductions for compensation in excess of $1 million for certain executive officers unless it meets the requirements for being performance-based. Special rules apply in the case of stock options and SARs. The plan contains provisions consistent with these requirements for qualified performance awards. Qualified performance awards (other than stock options and SARs) will be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established objective performance goals established by the committee prior to the earlier of (a) 90 days after the commencement of the period of service to which the performance goals relate or (b) the lapse of 25% of the period of service and while the outcome is substantially uncertain.

A performance goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. A performance goal may be based on one or more business criteria that apply to the grantee, one or more business units, divisions or sectors of PostRock, or PostRock as a whole, and, if determined by the committee, by comparison with a peer group of companies. A “performance goal” may include one or more of the following:

•	revenue and income measures (which include revenue, revenue growth, gross margin, income from operations, net income, pro forma net income, net sales, sales growth, earnings before income, taxes, depreciation and amortization (“EBITDA”), EBITDA per share, and earnings per share);

•	expense measures (which include costs of goods sold, operating expenses, cost reduction, controls or savings, lease operating expense, selling, general and administrative expenses, and overhead costs);

•	financial measures (which include working capital, change in working capital, financing of operations, net borrowing, credit quality or debt rating, and debt reduction);

•	profit measures (which include net profit before tax, gross profit, and operating income or profit);

•	operating measures (which include production volumes, margin, oil and gas production, drilling results, reservoir production replacement, reserve additions and other reserve measures, production costs, finding costs, development costs, productivity and operating efficiency);

•	cash flow measures (which include net cash flow from operating activities and working capital, cash flow per share and free cash flow);

•	leverage measures (which include debt-to-equity ratio and net debt);

•	market measures (which include fair market value per share, stock price, book value per share, stock price appreciation, relative stock price performance, total stockholder return, market capitalization measures and market share);

•	return measures (which include return on equity, return on designated assets, return on net assets, return on invested capital, return on capital, profit returns/margins, economic value added, and return on revenue);

•	corporate value measures (which include compliance, safety, environmental, personnel matters, customer satisfaction or growth, employee satisfaction and strategic initiatives); and

•	other measures such as those relating to acquisitions or dispositions.

Performance goals are not required to be based upon an increase or positive result under a particular business criterion and could include maintaining the status quo or limited economic losses (measured, in each case, by reference to specific business criteria). Prior to the payment of any compensation based on the achievement of performance goals, the committee is required to certify in writing that the applicable performance goals were satisfied.

Nonqualified performance awards are performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. Nonqualified performance awards will be based on achievement of such performance goals and be subject to such terms, conditions and restrictions as the committee determines.

If a grantee of a performance award is promoted, demoted or transferred to a different business unit of PostRock during a performance period, then the committee may adjust, change or eliminate the performance goals or the applicable performance period as it deems appropriate to make them appropriate and comparable to the initial performance goals or performance period, subject to the requirements of Section 162(m) of the Code if the award is a qualified performance award.

Cash Awards

Awards may be in the form of cash. The terms, conditions and limitations applicable to any cash awards granted pursuant to the plan will be determined by the committee.

Certain U.S. Federal Income Tax Consequences

Based on current provisions of the Code and the existing regulations thereunder, the anticipated material U.S. federal income tax consequences of awards granted under the plan are as described below. The following discussion is not intended to be a complete discussion of applicable law and is based on the U.S. federal income tax laws as in effect on the date hereof.

Non-Qualified Stock Options

The grantee of a non-qualified option does not recognize taxable income on the date of grant of the non-qualified option, provided that the non-qualified option does not have a readily ascertainable fair market value at the time it is granted. In general, the grantee must recognize ordinary income at the time of exercise of the non-qualified option in the amount of the difference between the fair market value of the shares of common stock on the date of exercise and the option price. In the case of an employee, ordinary income recognized will constitute compensation for which tax withholding generally will be required. The amount of ordinary income recognized by a grantee will be deductible by PostRock in the year that the grantee recognizes the income if PostRock complies with the applicable withholding requirements.

Shares of common stock acquired upon the exercise of a non-qualified option will have a tax basis equal to their fair market value on the exercise date or other relevant date on which ordinary income is recognized, and the holding period for the common stock generally will begin on the date of exercise or such other relevant date. Upon subsequent disposition of the common stock, the grantee will recognize long-term capital gain or loss if the grantee has held the common stock for more than one year prior to disposition, or short-term capital gain or loss if the grantee has held the common stock for one year or less.

If a grantee pays the exercise price, in whole or in part, with previously acquired common stock, the grantee will recognize ordinary income in the amount by which the fair market value of the shares of common stock received exceeds the exercise price. The grantee will not recognize gain or loss upon delivering the previously acquired common stock to PostRock. Common stock received by a grantee, equal in number to the previously acquired shares of common stock exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired common stock. Common stock received by a grantee in excess of the number of such previously acquired shares of Common stock will have a basis equal to the fair market value of the additional shares of common stock as of the date ordinary income is recognized. The holding period for the additional common stock will commence as of the date of exercise or such other relevant date.

Incentive Stock Options

An employee who is granted an incentive stock option (“ISO”), which is defined in Section 422 of the Code, does not recognize taxable income either on the date of grant or on the date of exercise. Upon the exercise of an ISO, the difference between the fair market value of the common stock received and the option price is, however, a tax preference item potentially subject to the alternative minimum tax.

Upon disposition of shares of common stock acquired from the exercise of an ISO, long-term capital gain or loss is generally recognized in an amount equal to the difference between the amount realized on the sale or disposition and the exercise price. However, if the employee disposes of the common stock within two years of the date of grant or within one year of the date of the transfer of the shares of common stock to the employee (a “Disqualifying Disposition”), then the employee will recognize ordinary income, as opposed to capital gain, at the time of disposition. In general, the amount of ordinary income recognized will be equal to the lesser of (a) the amount of gain realized on the disposition, or (b) the difference between the fair market value of the common stock received on the date of exercise and the exercise price. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on the period of time the common stock has been held. PostRock is not entitled to a tax deduction upon either the exercise of an ISO or the disposition of common stock acquired pursuant to the exercise of an ISO, except to the extent that the employee recognizes ordinary income in a Disqualifying Disposition. For alternative minimum taxable income purposes, on the later sale or other disposition of the common stock, generally only the difference between the fair market value of the common stock on the exercise date and the amount realized on the sale or disposition is includable in alternative minimum taxable income.

If an employee pays the exercise price, in whole or in part, with previously acquired common stock, the exchange should not affect the ISO tax treatment of the exercise. Upon the exchange, and except as otherwise described in this summary, no gain or loss is recognized by the employee upon delivering previously acquired shares of common stock to PostRock as payment of the exercise price. The shares of common stock received by the employee, equal in number to the previously acquired shares of common stock exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares of common stock. The employee, however, will not be able to utilize the prior holding period for the purpose of satisfying the ISO statutory holding period requirements. Common stock received by the employee in excess of the number of previously acquired shares of common stock will have a basis of zero and a holding period which commences as of the date the shares of common stock are transferred to the employee upon exercise of the ISO. If the exercise of any ISO is effected using common stock previously acquired through the exercise of an ISO, the exchange of the previously acquired common stock will be considered a disposition of the common stock for the purpose of determining whether a Disqualifying Disposition has occurred.

Stock Appreciation Rights

To the extent that the requirements of the Code are met, the grantee of an SAR does not recognize taxable income on the date of grant of the SAR. When a grantee exercises the SAR, payments made in shares of common stock or cash are normally includable in the grantee’s gross income as ordinary income for income tax purposes. PostRock will be entitled to deduct the same amount in the same year that the income is recognized by the grantee. In the case of a payment in shares, the includable amount and corresponding deduction each equal the fair market value of the common stock payable on the date of exercise. In the case of an employee, the amount of ordinary income recognized will constitute compensation for which tax withholding generally will be required.

Restricted Shares

The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the common stock is no longer subject to substantial risk of forfeiture or the common stock is freely transferable. At the time the restrictions lapse, the grantee will recognize ordinary income equal to the then fair market value of the shares. The grantee may, however, make an election to include the value of the shares in gross income in the year such restricted shares are granted despite such restrictions. In the case of an employee, the amount of ordinary income recognized will constitute compensation for which tax withholding generally will be required. Generally, PostRock will be entitled to deduct the fair market value of the shares of common stock transferred to the grantee as a business expense in the year the grantee recognizes the income.

Restricted Share Units

A grantee will not have taxable income upon the grant of a restricted share unit award but rather will generally recognize ordinary income at the time the grantee receives common stock or cash in satisfaction of such restricted share unit award in an amount equal to the fair market value of the common stock or cash received. In the case of an employee, the amount of ordinary income recognized will constitute compensation for which tax withholding generally will be required. Generally, PostRock will be entitled to a deduction equal to the amount of income recognized by the grantee.

Deferred Shares

Generally, the grantee will not recognize ordinary income until shares of common stock become payable under the deferred share award, even if the award vests in an earlier year. In the case of an employee, the amount of ordinary income recognized will constitute compensation for which tax withholding generally will be required. PostRock will generally be entitled to deduct the amount the grantee includes in income in the year of payment.

Other Awards

Any cash payments or the fair market value of any common stock or other property the grantee receives in connection with other stock-based awards, incentive awards, or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the grantee without substantial limitations or restrictions. In the case of an employee, the amount of ordinary income recognized will constitute compensation for which tax withholding generally will be required. Generally, PostRock will be entitled to deduct the amount the grantee includes in income in the year of payment.

Certain Code Limitations on Deductibility

In order for PostRock to deduct the amounts described above, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. PostRock’s ability to obtain a deduction for future payments under the plan could also be limited by Section 280G of the Code, which provides that certain excess parachute payments made in connection with a change in control of an employer are not deductible. PostRock’s ability to obtain a deduction for amounts paid under the plan could also be affected by Section 162(m) of the Code, which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to PostRock’s executives who are “covered employees” as defined under Section 162(m) to $1 million during any taxable year. However, certain exceptions apply to this limitation in the case of performance-based compensation. It is intended that the approval of the plan by QRCP stockholders in connection with the recombination will satisfy certain of the requirements for the performance-based exception, and PostRock will be able to comply with the requirements of the Code and Treasury Regulation Section 1.162-27 with respect to the grant and payment of certain performance-based awards (including certain options and SARs) under the plan so as to be eligible for the performance-based exception. However, it may not be possible in all cases to satisfy all of the requirements for the exception and PostRock may, in its sole discretion, determine that in one or more cases it is in PostRock’s best interests to not satisfy the requirements for the performance-based exception.

Section 409A

Section 409A of the Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals and (iii) restrictions on acceleration of payouts results in immediate taxation of any amounts deferred that are earned or vested after 2004, to the extent not subject to a substantial risk of forfeiture, with interest, and a 20% additive income tax. Section 409A may be applicable to certain awards under the plan. To the extent applicable, PostRock intends that the plan and awards subject to Section 409A satisfy the requirements of Section 409A.

Other Tax Consequences

State tax consequences may in some cases differ from those described above. Awards under the plan will, in some instances, be made to employees who are subject to tax in jurisdictions other than the United States and may result in tax consequences differing from those described above.

New Plan Benefits

No benefits or awards have been granted, awarded or received under the plan. The number and type of awards that will be granted under the plan, or that would have been granted under the plan in the last fiscal year, are not determinable at this time as the compensation committee will make these determinations in its sole discretion following the recombination.

Other Information

The plan will become effective upon consummation of the recombination, subject to the approval of the QRCP stockholders and the QELP unitholders, and will remain in effect, subject to the right of PostRock’s board of directors to amend or terminate the plan (subject to certain limitations set forth in the plan) at any time, until the earlier of the 10th anniversary of its effective date or at such time as all shares subject to it shall have been purchased or acquired according to the plan’s provisions. Any awards granted before the plan is terminated may extend beyond the expiration date.

PostRock’s board of directors may at any time alter, amend, suspend or terminate the plan in whole or in part without the approval of the PostRock stockholders, except to the extent PostRock’s board of directors determines it is desirable (i) to obtain approval of the PostRock stockholders, (ii) to retain eligibility for exemption from the limitations of Section 162(m) of the Code, (iii) to comply with the requirements for listing on any exchange where PostRock’s shares are listed or (iv) for any other purpose PostRock’s board of directors deems appropriate. No termination, amendment or modification of the plan may materially adversely affect any award previously granted under the plan without the written consent of the grantee of such award.

QRCP and QELP Equity Compensation Plans

The tables below set forth information concerning compensation plans under which equity securities are authorized for issuance as of December 31, 2009.

QRCP Equity Compensation Plans

			Number of Securities
	Number of Securities to	Weighted-Average	Remaining Available for
	be Issued Upon Exercise	Exercise Price of	Future Issuance Under
	of Outstanding Options,	Outstanding Options,	Equity Compensation
Plan Category	Warrants and Rights	Warrants and Rights	Plans

Equity compensation plans approved by security holders(1)	310,000	$0.94	35,300
Equity compensation plans not approved by security holders(2)	360,000	$2.18	—

Total	670,000	$1.61	35,300

(1)	Consists of (a) 10,000 immediately vested 10-year options issued to one of our non-employee directors (Mr. Damon) in August 2007 with an exercise price of $10.05 per share; (b) 200,000 10-year options issued to Mr. Lawler in October 2008, all of which are currently vested, with an exercise price of $0.71; and (c) 100,000 10-year options issued to Mr. Collins in October 2008, all of which are currently vested, with an exercise price of $0.48.

(2)	Consists of (a) 30,000 options issued to two of our non-employee directors (Messrs. Garrison and Rateau) in October 2005, with a term of 10 years and an exercise price of $10.00 per share (for each director, 10,000 of the options were immediately vested and 10,000 of the remaining options vested on the first two anniversaries of the date of grant) and (b) 300,000 10-year options issued to Mr. LeBlanc in January 2009 as an inducement grant, with an exercise price of $0.62 per share, one-third of which vest on each of January 9, 2010, 2011 and 2012.

QELP Equity Compensation Plans

QELP has one equity compensation plan for its employees, consultants and non-employee directors pursuant to which unit awards may be granted. See Part III, Item 11 “Executive Compensation — Compensation Discussion and Analysis — Elements of QRCP’s Executive Compensation Programs — Equity Awards” in QELP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex H, for a summary description of the plan. The following is a summary of the common units remaining available for future issuance under such plan as of December 31, 2009:

Number of Securities
	Number of Securities to	Weighted-Average	Remaining Available for
	be Issued Upon Exercise	Exercise Price of	Future Issuance Under
	of Outstanding Options,	Outstanding Options,	Equity Compensation
Plan Category	Warrants and Rights	Warrants and Rights	Plans

Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	—	$—	2,072,460	(1)

Total	—	$—	2,072,460

(1)	Excludes 1,003,414 common units to be issued upon vesting of phantom units that have been granted.

ADJOURNMENT PROPOSAL

If a quorum of QRCP stockholders is not present in person or by proxy at the QRCP annual meeting, the annual meeting may be adjourned by the chairperson of the annual meeting or a majority of the shares represented at the meeting without further notice. In addition, if approved by a majority of the votes cast on the proposal, adjournments of the QRCP annual meeting may be made for the purpose of soliciting additional proxies in favor of any other proposal.

If a quorum of the holders of QELP common units is not present in person or by proxy at the QELP special meeting, the special meeting may be adjourned by QEGP or the chairperson of the meeting designated by QEGP or upon the affirmative vote of the holders of a majority of the outstanding QELP common units entitled to vote at such meeting (which, for purposes of the vote regarding adjournment, includes QELP common units owned by QEGP) and represented in person or by proxy. In addition, regardless of whether a quorum is present, the QELP special meeting may be adjourned by QEGP or the chairperson of the meeting designated by QEGP to a later date to solicit additional proxies in the event there are insufficient votes in favor of any proposal.

THE QRCP ANNUAL MEETING

Proposal 1

Approval of the Merger Agreement and QRCP Merger

As discussed elsewhere in this joint proxy statement/prospectus, holders of QRCP common stock are being asked at the annual meeting to approve the merger agreement and the QRCP merger. Holders of QRCP common stock should carefully read this joint proxy statement/prospectus, including the annexes, in its entirety for more detailed information concerning the merger agreement and the recombination. In particular, holders of QRCP common stock are directed to the merger agreement, as amended, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus.

The QRCP board of directors, acting on the unanimous recommendation of the special committee, unanimously recommends that the QRCP stockholders vote FOR the approval of the merger agreement and the QRCP merger.

Proposal 2

Approval of the PostRock Incentive Plan

At the annual meeting, the QRCP stockholders are being asked to approve the PostRock 2010 Long-Term Incentive Plan, a copy of which is attached to this joint proxy statement/prospectus as Annex B. For a more detailed summary of the terms of the PostRock 2010 long-term incentive plan, please see “Description of the PostRock 2010 Long-Term Incentive Plan.”

The QRCP board of directors recommends that QRCP stockholders vote FOR approval of the PostRock 2010 long-term incentive plan.

Equity Compensation Plan Information

For information regarding QRCP’s equity compensation plans, please see “Description of the PostRock 2010 Long-Term Incentive Plan — QRCP and QELP Equity Compensation Plans.”

Proposal 3

Election of Directors

At the annual meeting, four directors are nominated to be re-elected to QRCP’s board, to hold office until QRCP’s next annual meeting of stockholders or until their respective successors are duly elected and qualified. Each nominee has consented to serve as a director if elected. If any of the nominees becomes unavailable for any reason, which is not anticipated, the QRCP board of directors in its discretion may designate a substitute nominee. If you have filled out the accompanying proxy card, your vote will be cast for the substitute nominee.

Nominees for Director

Information concerning the name, age and background of the nominees for election to QRCP’s board is set forth below.

			Term of Office
Name	Age	Positions Held	Since

David C. Lawler	41	Chief Executive Officer, President and Director	2007
Jon H. Rateau	54	Chairman of the Board and Director	2005
William H. Damon III	57	Director	2007
John C. Garrison	58	Director	1998

For biographical information with respect to Messrs. Lawler, Rateau and Damon, please see “Management of PostRock — Executive Officers and Directors.”

Mr. Garrison served as QRCP’s Treasurer from 1998 to September 2001 and began serving as a director in 1998. Mr. Garrison has been a self-employed Certified Public Accountant in public practice providing financial management and accounting services to a variety of businesses for over thirty years. From August 2007 to March 2008, and again from August 2008 to the present, he has served as the Chief Financial Officer of Empire Energy Corporation International. From July 2004 to June 2007, Mr. Garrison was the Chief Financial Officer of ICOP Digital, Inc. He has also been a director of Empire Energy since 1999. Mr. Garrison holds a bachelor’s degree in Accounting from Kansas State University.

The QRCP board of directors recommends that stockholders vote FOR the director nominees.

Executive Officers

QRCP’s executive officers are as follows:

			Term of Office
Name	Age	Positions Held	Since

David C. Lawler	41	Chief Executive Officer, President and Director	2007
Eddie M. LeBlanc, III	61	Chief Financial Officer	2009
Jack Collins	34	Executive Vice President, Finance/Corporate Development	2007
Tom Saunders	51	Executive Vice President — New Business Development and Marketing - Midstream	2009
Lance Galvin	51	Vice President — Engineering and Operations -Appalachia	2009
Richard Marlin	57	Vice President — Engineering and Operations - Mid-Continent	2004
David Pinson	60	Vice President — Land	2009
Stephen L. DeGiusti	51	General Counsel	2010

Additional information regarding QRCP’s executive officers is available under “Management of PostRock — Executive Officers and Directors” and in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F, under Part III, Item 10, “Directors, Executive Officers of the Registrant and Corporate Governance — Directors and Executive Officers.

Information Regarding Corporate Governance, the Board of Directors and Committees of the Board

Governance

QRCP’s board has established an audit committee, nominating and corporate governance committee (the “nominating committee”) and a compensation committee to assist in the discharge of the board’s responsibilities. Members of each committee are elected by the board at its first meeting following the annual meeting of stockholders and serve for one-year terms. The board and the committees of the board are governed by QRCP’s Code of Business Conduct and Ethics. Information regarding QRCP’s Code of Business Conduct and Ethics for Directors, Officers and Employees is contained in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F, under Part III, Item 10, “Directors, Executive Officers of the Registrant and Corporate Governance — Directors and Executive Officers — Code of Ethics.”

Director Independence

QRCP’s board has determined that each of its directors, except Mr. Lawler, is an independent director, as defined in the applicable rules and regulations of The Nasdaq Stock Market, Inc., including Rule 5605(a)(2) of the Nasdaq Listing Standards.

Related Transactions

Information regarding QRCP’s Related Transactions policy is contained in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F, under Part III, Item 13, “Certain Relationships and Related Transactions, and Director Independence — Policy Regarding Transactions with Related Persons.”

Meetings

QRCP’s board held 22 meetings in 2009. QRCP’s policy for director attendance at board meetings is that directors are expected to regularly attend meetings of QRCP’s board and of those committees on which a director may sit, with the understanding that on occasion a director may be unable to attend a meeting. Each director is required to attend the annual meeting of QRCP’s board and is encouraged to attend the annual meeting of the stockholders. One director attended QRCP’s 2008 Annual Meeting of Stockholders, and QRCP did not hold an annual meeting in 2009. In 2009, each director attended at least 75% of the total number of meetings held by QRCP’s board (during the period for which he was a director) and by all board committees on which he served (during the periods for which he was a member).

Communications with QRCP’s Board of Directors

Stockholders may contact an individual director, including the chairman of QRCP’s board and the chairman of any committee of the board, the board as a group or a specified committee or group, including the independent directors as a group, by sending a letter to the attention of the appropriate person, which may be marked as confidential, addressed to: Quest Resource Corporation, 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary. All communications received by QRCP’s corporate secretary will be forwarded promptly to the appropriate persons.

Committees of QRCP’s Board

Audit Committee

QRCP’s board has established a separately designated standing audit committee. The audit committee held nine meetings in 2009. The members of the audit committee also met informally throughout the year to discuss relevant matters. The purposes of the audit committee are to oversee and review (i) the integrity of all financial information provided to any governmental body or the public and (ii) the integrity and adequacy of QRCP’s auditing, accounting and financial reporting processes and systems of internal controls for financial reporting and disclosure controls and procedures.

The following three directors are members of the audit committee: John Garrison (Chair), Jon H. Rateau and William H. Damon III. QRCP’s board has determined that each of the audit committee members are independent, as that term is defined under the enhanced independence standards for audit committee members in the Exchange Act and rules thereunder, as amended, as incorporated into the listing standards of the Nasdaq Global Market. QRCP’s board has determined that Mr. Garrison is an “audit committee financial expert,” as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

The audit committee performs its functions and responsibilities pursuant to a written charter adopted by QRCP’s board, which is published on QRCP’s website at www.questresourcecorp.com under the heading “Corporate Governance” on the “Investors” tab.

Compensation Committee

The compensation committee held two meetings in 2009. The purpose of the compensation committee is to make determinations and recommendations to QRCP’s board with respect to salaries, bonuses, stock options and other benefits payable to QRCP’s Chief Executive Officer and other executive officers. Messrs. Garrison, Damon (Chair) and Rateau are the current members of the compensation committee, each of whom meets: (i) the independence requirements of the listing standards of the Nasdaq Global Market and (ii) the definition of non-employee director under Rule 16b-3 promulgated under Section 16 of the Exchange Act. Messrs. Damon and Rateau meet the definition of outside director under the regulations promulgated under Section 162(m) of the Code.

The compensation committee performs its functions and responsibilities pursuant to a written charter adopted by QRCP’s board, which is published on QRCP’s website at www.questresourcecorp.com under the heading “Corporate Governance” on the “Investors” tab. A discussion of the process and procedures for the consideration and determination of executive compensation, including the compensation committee’s authority and role in such process, its delegation of certain of such authority to others, and the roles of QRCP’s executive officers and outside executive compensation consultants in making decisions or recommendations as to executive compensation, is contained in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F, under Part III, Item 11, “Executive Compensation — Compensation Discussion and Analysis.”

Nominating Committee

The nominating committee met two times in 2009. Messrs. Garrison, Damon (Chair) and Rateau are the current members of the nominating committee. The nominating committee’s charter describes the nominating committee’s responsibilities, including shaping corporate governance principles applicable to QRCP; seeking, screening and recommending director candidates for nomination by QRCP’s board; and leading the QRCP board of directors in its annual review of the board’s performance. QRCP’s Corporate Governance Guidelines contain information regarding the selection, qualification and criteria for director nominees and the composition of QRCP’s board. Both documents are published on QRCP’s website at www.questresourcecorp.com under the heading “Corporate Governance” on the “Investors” tab. The nominating committee evaluates all director candidates in accordance with the director qualification standards described in the Corporate Governance Guidelines.

The nominating committee considers candidates for the membership of QRCP’s board suggested by its members and other board members, as well as management and stockholders. A stockholder who wishes to recommend a prospective nominee for QRCP’s board should notify QRCP’s corporate secretary in writing with whatever supporting material the stockholder considers appropriate or that is required by QRCP’s bylaws relating to stockholder nominations as described below. The notice should be sent to Quest Resource Corporation, 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102, attention: Corporate Secretary. QRCP’s corporate secretary will forward the information to the members of the nominating committee, who will consider whether to nominate any person nominated by a stockholder pursuant to the provisions of the proxy rules, QRCP’s bylaws, QRCP’s nominating committee charter, QRCP’s Corporate Governance Guidelines and the director selection procedures established by the nominating committee.

Once the nominating committee has identified a prospective nominee candidate, the committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the nominating committee with the recommendation of the prospective candidate, as well as the nominating committee’s own knowledge of the candidate. This information may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of QRCP’s board and the likelihood that the prospective nominee can satisfy the criteria and qualifications described below. If the nominating committee determines, in consultation with the chairman of the board and other board members as appropriate, that additional consideration is warranted, the nominating committee then evaluates the prospective nominees against the criteria and qualifications set out in the nominating committee’s charter. Such criteria and qualifications include:

•	a general understanding of management, marketing, accounting, finance and other elements relevant to QRCP’s success;

•	an understanding of QRCP’s principal operational, financial and other plans, strategies and objectives;

•	an understanding of QRCP’s results of operations and financial condition and QRCP’s significant business segments for recent periods;

•	an understanding of the relative standing of QRCP’s significant business segments vis-à-vis competitors;

•	the educational and professional background of the prospective candidate; and

•	whether the prospective nominee reflects a diversity of role or gender.

However, as determining the specific qualifications or criteria against which to evaluate the fitness or eligibility of potential director candidates is necessarily dynamic and an evolving process, QRCP’s board believes that it is not always in the best interests of QRCP or its stockholders to attempt to create an exhaustive list of such qualifications or criteria. Appropriate flexibility is needed to evaluate all relevant facts and circumstances in context of the needs of QRCP and its board at a particular point in time.

The nominating committee also considers such other relevant factors as it deems appropriate, including the current composition of QRCP’s board, the balance of management and independent directors, the need for audit committee expertise and the evaluations of other prospective nominees. In determining whether to recommend a director for re-election, the nominating committee also considers the director’s past attendance at meetings and participation in and contributions to the activities of QRCP’s board. In connection with this evaluation, the nominating committee determines whether to interview the prospective nominee, and if warranted, one or more members of the nominating committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the nominating committee makes a recommendation to the full board as to the persons who should be nominated by QRCP’s board, and its board determines the nominees after considering the recommendation and report of the nominating committee.

In addition, nominees and new directors who serve as a member of QRCP’s audit committee are not permitted to serve on the audit committee of more than two other boards of public companies.

QRCP’s board values the contributions of directors whose years of service have given them insight into QRCP and its operations and believes term limits are not necessary. Directors may not be nominated for election to QRCP’s board after their 72nd birthday, although the full board may nominate candidates over the age of 72 in special circumstances.

In addition to the ability of stockholders to recommend nominees to QRCP’s board discussed above, in accordance with QRCP’s restated articles of incorporation and bylaws, any stockholder of record entitled to vote for the election of directors at the applicable meeting of stockholders may at such meeting nominate persons for election to QRCP’s board if such stockholder complies with the notice procedures set forth in QRCP’s restated articles of incorporation and bylaws and summarized below. In order for a stockholder to nominate a candidate for director at an annual meeting, notice of the nomination must be received by QRCP’s corporate secretary not less than 14 days nor more than 50 days prior to the meeting date. If less than 21 days prior notice or public disclosure of the date of the meeting is given or made to stockholders, the notice must be received no later than the close of business on the seventh day following the day on which the notice of the meeting was mailed or public disclosure was made, whichever occurs first. The stockholder’s notice must set forth as to each person whom the stockholder proposes to nominate for election or reelection as a director:

•	the name, age, business address and, if known, residence address of each nominee proposed in such notice,

•	the principal occupation or employment of such nominee,

•	the number of shares of QRCP’s stock which are beneficially owned by each such nominee, and

•	any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act.

The stockholder’s notice must also set forth the following information about the stockholder giving the notice:

•	the name and record address of the stockholder, and

•	the class and number of shares of capital stock of QRCP which are beneficially owned by the stockholder.

The stockholder’s notice must also include the consent of each nominee to serve as a director. QRCP may require any proposed nominee to furnish such other information as may reasonably be required by it to determine the eligibility of the proposed nominee to serve as a director.

Executive Compensation and Other Information

A description of QRCP’s executive compensation, including the summary compensation table and other compensation tables, director compensation, executive employment contracts and related information, is set forth under “Management of PostRock — Executive Compensation and Other Information.”

Material Legal Proceedings

A description of material legal proceedings involving current and former directors and officers of QRCP is contained under “Business of PostRock — Legal Proceedings” and in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached as Annex F to this joint proxy statement/prospectus, under Part I, Item 3, “Legal Proceedings” and in QRCP’s Quarterly Report on Form 10-Q/A for the period ended September 30, 2009, which is attached as Annex G to this joint proxy statement/prospectus, under Part II, Item 1, “Legal Proceedings.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the directors and executive officers of QRCP and QEGP, and persons who own more than 10% of a registered class of the equity securities of QRCP and QELP, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish QRCP and QELP with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of Forms 3, 4, 5 and amendments thereto furnished to us and written representations that no other reports were required, during and for the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to the directors, executive officers and greater than 10% beneficial owners of QRCP and QELP were complied with in a timely manner, except for the following:

•	Richard Marlin did not timely report his disposition of 4,764 shares of QRCP common stock to satisfy tax withholding obligations on vesting of restricted and bonus shares.

•	David Bolton, a former executive officer of QRCP and QEGP who resigned in August, 2009, did not timely report his disposition of 4,767 shares of QRCP common stock to satisfy tax withholding obligations on vesting of restricted and bonus shares.

Audit Committee Report

The audit committee of QRCP’s board is responsible for providing independent objective oversight of QRCP’s accounting functions and internal controls. The audit committee is composed of three independent directors and acts under a written charter adopted and approved by QRCP’s board of directors.

As set forth in the audit committee charter, the audit committee is appointed by QRCP’s board to perform, among others, the following duties and responsibilities:

•	overseeing and reviewing the integrity of QRCP’s financial statements, financial reports and other financial information provided by it to any governmental body or the public;

•	overseeing and reviewing the integrity and adequacy of QRCP’s auditing, accounting and financial reporting processes and systems of internal controls for financial reporting and disclosure controls and procedures, regarding finance, accounting and reporting that management and the QRCP’s board have established; and

•	overseeing and reviewing the independence, qualifications and performance of QRCP’s independent registered public accounting firm.

The audit committee reviewed and discussed QRCP’s audited financial statements with QRCP’s management. The audit committee also discussed with QRCP’s independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees), as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T. QRCP’s independent registered public accounting firm also provided to the audit committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding communications with the audit committee concerning independence, and the audit committee discussed with the independent registered public accounting firm that firm’s independence.

The members of the audit committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accounting firm. Accordingly, the audit committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee’s considerations and discussions referred to above do not assure that the audit of QRCP’s financial statements have been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with generally accepted accounting principles, or that QRCP’s independent registered public accounting firm is in fact “independent.”

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the audit committee referred to above and in the audit committee charter, the audit committee recommended to QRCP’s board that QRCP’s audited financial statements be included in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008 filed with the SEC.

John C. Garrison
Jon H. Rateau
William H. Damon

In connection with QRCP’s entry into the merger agreement, Greg L. McMichael resigned as a director of QRCP and as a member of the audit committee effective July 2, 2009 immediately after execution of the merger agreement. Mr. McMichael did not resign because of any disagreement with QRCP on any matter relating to QRCP’s operations, policies or practices. As a result of the resignation, QRCP’s board of directors appointed Mr. Damon to fill the vacancy on the audit committee.

Independent Registered Public Accounting Firm

Information regarding QRCP’s independent registered public accounting firms for 2008 and 2009 and the fees paid to such firms is contained in QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, which is attached to this joint proxy statement/prospectus as Annex F, under Part III, Item 14, “Principal Accounting Fees and Services.”

UHY LLP will perform the audit of QRCP’s financial statements for the fiscal year ending December 31, 2009 and other appropriate accounting services. Members of UHY LLP are expected to attend the annual meeting and will have the opportunity to make a statement if desired. It is also expected that such members will be available to respond to appropriate questions from the stockholders.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

On August 1, 2008, MHM resigned as QRCP’s independent registered public accounting firm. At the time of the resignation, MHM had recently entered into an agreement with Eide Bailly, pursuant to which Eide Bailly acquired the operations of MHM and certain of the professional staff and stockholders of MHM joined Eide Bailly either as employees or partners of Eide Bailly and continued to practice as members of Eide Bailly. On August 1, 2008, and concurrently with the resignation of MHM, QRCP, through and with the approval of the audit committee of QRCP’s board of directors, engaged Eide Bailly as its registered public accounting firm.

The reports of MHM regarding QRCP’s financial statements for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Prior to MHM’s resignation, there had been no disagreements with MHM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of MHM, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Prior to MHM’s resignation, there were no reportable events with respect to QRCP as described in Item 304(a)(1)(v) of Regulation S-K.

On September 25, 2008, QRCP received notification from Eide Bailly in which Eide Bailly resigned as QRCP’s registered public accounting firm, which was effective on November 10, 2008. Eide Bailly was engaged by QRCP on August 1, 2008 as described above.

In connection with Eide Bailly’s review of QRCP’s financial statements as of and for the period ended June 30, 2008, which were included in QRCP’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the SEC, and prior to Eide Bailly’s resignation, there were no disagreements between QRCP and Eide Bailly on any matter of accounting principles or practices, financial statement disclosure, or engagement scope or procedure, which disagreements, if not resolved to Eide Bailly’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report. Prior to Eide Bailly’s resignation, there were no reportable events with respect to QRCP as described in Item 304(a)(1)(v) of Regulation S-K.

On October 23, 2008, QRCP’s board of directors approved the recommendation of the audit committee to appoint UHY LLP as QRCP’s independent registered public accounting firm for the year ending December 31, 2008. On October 29, 2008, an engagement letter was executed with UHY. During the fiscal years ended December 31, 2007 and 2006 and through the date of the audit committee’s decision, UHY was not consulted by QRCP regarding (1) the application of accounting principles to any completed or proposed transaction, (2) the type of audit opinion that might be rendered on QRCP’s consolidated financial statements for such years, or (3) any matter that was either the subject of a disagreement or a reportable event, as described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Proposal 4

Adjournment of the Annual Meeting

QRCP stockholders may be asked to consider and vote on a proposal to adjourn the annual meeting to a later date to solicit additional proxies in the event there are insufficient votes in favor of any of the foregoing proposals. Please see “Adjournment Proposal.”

The QRCP board of directors recommends that QRCP stockholders vote FOR approval of any adjournment proposal.

Other Matters

QRCP’s board knows of no other business which may come before the annual meeting. If, however, any other matters are properly presented to the annual meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

Incorporation by Reference

To the extent that this joint proxy statement/prospectus is incorporated by reference into any other filing by QRCP under the Securities Act of 1933, as amended, or the Exchange Act, the section of this joint proxy statement/prospectus entitled “Audit Committee Report” (to the extent permitted by the rules of the SEC) will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to QRCP’s website is not incorporated by reference into this joint proxy statement/prospectus and should not be considered part of this joint proxy statement/prospectus or any other filing that QRCP makes with the SEC.

Stockholder Proposals for the 2011 Annual Meeting

Stockholder Proposals

A stockholder proposal may be considered at QRCP’s 2011 Annual Meeting of Stockholders only if it meets the requirements set forth in Section 5 of Article II of QRCP’s Third Amended and Restated Bylaws. In particular, the stockholder must deliver notice of such proposal to QRCP’s principal executive offices not less than 50 days nor more than 75 days prior to the annual meeting; provided, however, that in the event that less than 65 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be so received no later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

The notice also must contain the following information: (a) as to each matter the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder, (ii) the class and number of shares of capital stock of QRCP which are beneficially owned by the stockholder and (iii) any material interest of the stockholder in such business.

Proposals of stockholders intended to be included in QRCP’s proxy statement for its 2011 Annual Meeting of Stockholders must be received by the Corporate Secretary at Quest Resource Corporation, 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102 by a reasonable time before QRCP begins to print and mail its proxy materials for that meeting. Upon receipt of any such proposal, QRCP will determine whether or not to include such proposal in the proxy statement and proxy in accordance with applicable SEC regulations.

Stockholder Nominations

A stockholder who wishes to nominate a person for election to QRCP’s board of directors at the 2011 Annual Meeting of Stockholders should provide notice as described under “— Information Regarding Corporate Governance, the Board of Directors and Committees of the Board — Committees of QRCP’s Board — Nominating Committee.”

LEGAL MATTERS

The validity of the PostRock common stock offered by this joint proxy statement/prospectus has been passed upon for PostRock by Baker Botts L.L.P., Houston, Texas. Certain U.S. federal income tax consequences relating to the recombination will be passed upon for QRCP by Stinson Morrison Hecker LLP, Kansas City, Missouri, for QELP by Mayer Brown LLP, Chicago, Illinois and for QMLP by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated balance sheets of QRCP and subsidiaries as of December 31, 2008, 2007 and 2006 and the related consolidated statements of operations, cash flows and stockholders’ (deficit) equity for each of the four years in the period ended December 31, 2008 included in this joint proxy statement/prospectus and the effectiveness of internal control over financial reporting included in Annex F to this joint proxy statement/prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their reports, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

The consolidated balance sheets of QELP and subsidiaries as of December 31, 2008 and 2007 and the carve-out balance sheet of its Predecessor (as defined in Note 1 of the Notes to Consolidated/Carve-out Financial Statements) as of December 31, 2006, and the related consolidated statements of operations, cash flows and partners’ equity for the year ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007 and the Predecessor’s period from January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005 included in Annex H to this joint proxy statement/prospectus and the effectiveness of internal control over financial reporting have been audited by UHY LLP, an independent registered public accounting firm, as stated in their reports, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

The consolidated financial statements of QMLP and subsidiaries as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007 included in this joint proxy statement/prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their report, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

The information included in this joint proxy statement/prospectus, including the annexes, as of December 31, 2008, 2007, 2006 and 2005, relating to QRCP’s and QELP’s estimated quantities of oil and gas reserves, is derived from reserve reports prepared by Cawley, Gillespie & Associates, Inc., of Ft. Worth, Texas. This information is included in this joint proxy statement/prospectus in reliance upon such firm as experts in matters contained in the reports.

The consolidated balance sheet of PostRock as of September 15, 2009 included in this joint proxy statement/prospectus has been audited by UHY LLP, an independent registered public accounting firm, as stated in their report, and is included herein in reliance upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

PostRock has filed a registration statement on Form S-4 to register with the SEC the offering of the PostRock common stock to be issued to QRCP stockholders, QELP common unitholders (other than ORCP) and QMLP common unitholders in connection with the recombination. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of PostRock in addition to being a joint proxy statement of QRCP and QELP. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in PostRock’s registration statement or the exhibits to the registration statement.

QRCP and QELP file annual, quarterly and current reports and other information, and QRCP files proxy statements, with the SEC. You may read and copy any reports, statements or other information that QRCP and QELP file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You may also obtain these documents from our respective websites at www.questresourcecorp.com or www.qelp.net and clicking on “Investors.” Information contained on these websites does not constitute a part of this joint proxy statement/prospectus. QMLP is not subject to the information requirements of the Exchange Act.

QRCP has supplied all information relating to QRCP, QELP has supplied all information relating to QELP, QMLP has supplied all information relating to QMLP, and QRCP, QELP and QMLP have jointly supplied all information contained in this joint proxy statement/prospectus relating to PostRock.

QRCP stockholders, QELP unitholders and QMLP unitholders can obtain any documents specifically incorporated by reference as an exhibit to the registration statement from the SEC through its website listed above or from QRCP without charge by requesting them in writing or by telephone at the following address:

Quest Resource Corporation
Oklahoma Tower
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102
(405) 600-7704
Attention: Investor Relations

Page

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008	F-3 of Annex G
Condensed Consolidated Statement of Equity for the Nine Months Ended September 30, 2009	F-4 of Annex G
Notes to Condensed Consolidated Financial Statements	F-5 of Annex G

Quest Energy Partners, L.P. and Subsidiaries — Unaudited Interim Financial Statements:
Condensed Consolidated Balance Sheets at September 30, 2009 and December 31, 2008	F-1 of Annex I
Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2009 and 2008	F-2 of Annex I
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008	F-3 of Annex I
Condensed Consolidated Statement of Partners’ Equity (Deficit) for the Nine Months Ended September 30, 2009	F-4 of Annex I
Notes to Condensed Consolidated Financial Statements	F-5 of Annex I

Quest Energy Partners, L.P. and Subsidiaries — Audited Annual Financial Statements:
Reports of Independent Registered Public Accounting Firm	F-2 of Annex H
Consolidated Balance Sheets at December 31, 2008, 2007 and 2006	F-6 of Annex H
Consolidated Statements of Operations for the Year Ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007 and Predecessor Carve-Out Statements of Operations for the period from January 1, 2007 to November 14, 2007 and the Years Ended December 31, 2006 and 2005
F-7 of Annex H
Consolidated Statements of Cash Flows for the Year Ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007 and Predecessor Carve-Out Statements of Cash Flows for the period from January 1, 2007 to November 14, 2007 and the Years Ended December 31, 2006 and 2005
F-8 of Annex H
Consolidated Statements of Partners’ Equity for the Year Ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007 and Predecessor Carve-Out Statements of Partners’ Equity for the period from January 1, 2007 to November 14, 2007 and the Years Ended December 31, 2006 and 2005
F-9 of Annex H
Notes to Consolidated/Carve-Out Financial Statements	F-10 of Annex H

POSTROCK ENERGY CORPORATION

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

POSTROCK ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been prepared to assist in the analysis of the financial effects of the proposed recombination of Quest Resource Corporation (“QRCP”), Quest Energy Partners, L.P. (“QELP”) and Quest Midstream Partners, L.P. (“QMLP”) pursuant to the Agreement and Plan of Merger, dated as of July 2, 2009 and amended as of October 2, 2009, among PostRock Energy Corporation (“PostRock”), QRCP, QMLP, QELP, Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC. The historical consolidated financial statements of QRCP, and not the separate financial statements of QRCP (unconsolidated), QELP and QMLP, are used to derive the pro forma PostRock financial statements since QELP and QMLP are controlled by QRCP and are included in the historical consolidated financial statements of QRCP.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2009 and the year ended December 31, 2008 assume the recombination occurred on January 1 of each period presented. The unaudited pro forma condensed consolidated balance sheet assumes the recombination occurred on September 30, 2009. The unaudited pro forma condensed consolidated financial statements are derived from the historical consolidated financial statements of QRCP and are based on assumptions that management believes are reasonable in the circumstances. This information should be read together with the historical consolidated financial statements and related notes of QRCP and QELP included in the periodic reports attached to this joint proxy statement/prospectus as Annexes F, G, H and I and the historical consolidated financial statements and related notes of QRCP and QMLP included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed consolidated financial information is for illustrative purposes only. The unaudited pro forma condensed consolidated financial information does not give effect to any anticipated cost savings that management believes may result from the proposed recombination and is not necessarily indicative of the financial results that would have occurred if the recombination had taken place on the dates indicated, nor is it indicative of the future consolidated results of the recombined entity.

The proposed recombination transaction will be accounted for as an equity transaction among the owners of a consolidated entity under Accounting Standards Codification Topic 810. Historical cost accounting will continue to be used, and no gain or loss will be recognized as a result of the transaction.

POSTROCK ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
BALANCE SHEET AT SEPTEMBER 30, 2009
(in thousands)

	QRCP	Pro Forma		Pro Forma
	Historical	Adjustments		PostRock

ASSETS
Current assets:
Cash and cash equivalents	$33,948			$33,948
Restricted cash	702			702
Accounts receivable — trade	10,561			10,561
Other receivables	3,474			3,474
Other current assets	1,643			1,643
Inventory	10,800			10,800
Current derivative financial instrument assets	19,625			19,625

Total current assets	80,753	—		80,753
Oil and gas properties under full cost method of accounting, net	43,048			43,048
Pipeline assets, net	302,572			302,572
Other property and equipment, net	20,358			20,358
Other assets, net	8,188			8,188
Long-term derivative financial instrument assets	4,653			4,653

Total assets	$459,572	$—		$459,572

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$15,747			$15,747
Revenue payable	4,281			4,281
Accrued expenses	7,434			7,434
Current portion of notes payable	41,019			41,019
Current derivative financial instrument liabilities	1,413			1,413

Total current liabilities	69,894	—		69,894
Long-term derivative financial instrument liabilities	5,294			5,294
Asset retirement obligations	6,346			6,346
Notes payable	302,535			302,535
Commitments and contingencies
Stockholders’ equity (deficit):
Preferred stock	—			—
Common stock	33	(33	)(a)
		80	(a)	80
Additional paid-in-capital	299,134	161,682	(a)(b)
		33	(a)
		(80	)(a)	460,769
Treasury stock	(7)	7	(a)	—
Accumulated deficit	(383,423)	(1,923	)(b)	(385,346)

Total stockholders’ equity (deficit) before non-controlling interest	(84,263)	159,766		75,503
Noncontrolling interest	159,766	(159,766	)(a)	—

Total stockholders’ equity	75,503	—		75,503

Total liabilities and equity	$459,572	$—		$459,572

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

POSTROCK ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(in thousands, except share and per share data)

	QRCP	Pro Forma		Pro Forma
	Historical	Adjustments		PostRock

Revenues
Oil and gas sales	$56,711			$56,711
Gas pipeline revenue	21,022			21,022

Total revenues	77,733			77,733
Costs and expenses
Oil and gas production	23,699			23,699
Pipeline operating	22,264			22,264
General and administrative expenses	29,705			29,705
Depreciation, depletion and amortization	39,274			39,274
Impairment of oil and gas properties	102,902			102,902
Recovery of misappropriated funds, net of liabilities assumed	(3,406)			(3,406)

Total costs and expenses	214,438			214,438

Operating loss	(136,705)			(136,705)
Other income (expense)
Gain from derivative financial instruments	31,078			31,078
Other income	(1)			(1)
Interest expense, net	(20,666)			(20,666)

Total other income	10,411			10,411

Loss before income taxes	(126,294)			(126,294)
Income tax expense(c)	—			—

Net loss	$(126,294)			$(126,294)

Net loss attributable to noncontrolling interests	$(45,362)	$45,362	(d)	$—

Net loss attributable to common stockholders	$(80,932)	$(45,362	)(d)	$(126,294)

Basic and diluted net loss attributable to common stockholders per common share	$(2.54)			$(15.78)

Basic and diluted weighted average shares outstanding	31,827,513			8,005,477

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

POSTROCK ENERGY CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(in thousands except share and per share data)

	QRCP	Pro Forma		Pro Forma
	Historical	Adjustments		PostRock

Revenues
Oil and gas sales	$162,499			$162,499
Gas pipeline revenue	28,176			28,176

Total revenues	190,675			190,675
Costs and expenses				—
Oil and gas production	44,111			44,111
Pipeline operating	29,742			29,742
General and administrative expenses	28,269			28,269
Depreciation, depletion and amortization	70,445			70,445
Impairment of oil and gas properties	298,861			298,861

Total costs and expenses	471,428			471,428

Operating loss	(280,753)			(280,753)
Other income (expense)				—
Gain from derivative financial instruments	66,145			66,145
Gain on sale of fixed assets	24			24
Other income	305			305
Interest expense, net	(25,373)			(25,373)

Total other income	41,101			41,101

Loss before income taxes	(239,652)			(239,652)
Income tax expense(c)	—			—

Net loss	$(239,652)			$(239,652)

Net loss attributable to noncontrolling interests	$(72,268)	$72,268	(d)	$—

Net loss attributable to common stockholders	$(167,384)	$(72,268	)(d)	$(239,652)

Basic and diluted net loss attributable to common stockholders per common share	$(6.20)			$(29.94)

Basic and diluted weighted average shares outstanding	27,010,690			8,005,477

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

POSTROCK ENERGY CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation:  These unaudited pro forma condensed consolidated financial statements and related pro forma adjustments are based on currently available information and certain estimates and assumptions made by management. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the recombination noted herein.

In the recombination, (a) a direct wholly-owned subsidiary of PostRock will merge with and into QRCP with QRCP surviving, (b) a direct wholly-owned subsidiary of QRCP will merge with and into QELP with QELP surviving and (c) QMLP will merge with and into a direct wholly-owned subsidiary of QRCP, with the subsidiary surviving. As consideration, QRCP stockholders will receive 0.0575 shares of PostRock common stock for each share of QRCP common stock; QELP common unitholders will receive 0.2859 shares of PostRock common stock for each common unit of QELP; and QMLP common unitholders will receive 0.4033 shares of PostRock common stock for each common unit of QMLP. Subordinated units and incentive distribution rights in each of QELP and QMLP will be cancelled. In addition, the general partner interests in QELP will remain outstanding (but will be cancelled for no additional consideration in a subsequent step in the recombination) and the general partner interests in QMLP will be converted into shares of PostRock common stock equal to approximately 0.14% of the PostRock common stock to be issued in the recombination. Such shares are to be transferred to certain QMLP common unitholders who also are the holders of the 15% interest in the general partner of QMLP not held by QRCP.

Pro Forma Adjustments:  The pro forma adjustments made to the historical consolidated financial statements of QRCP are described as follows:

(a) Reflects the issuance of 8,005,477 shares of PostRock common stock to the equity holders of QRCP, QELP and QMLP in exchange for their ownership interests in each of the related entities as described above. Because the recombination is treated as an equity transaction, the carrying value of the equity of PostRock will be the same as the historical consolidated equity of QRCP (including the noncontrolling interests relating to QELP and QMLP).

(b) Reflects the accelerated vesting of outstanding equity awards of QRCP, QELP and QMLP as a result of the recombination. For balance sheet purposes, this is reflected as an increase to additional paid-in capital and a reduction in retained earnings (increase in accumulated deficit). For income statement purposes, this represents a nonrecurring charge directly resulting from the recombination that is expected to be included in income of PostRock as a result of the consummation of the transaction. Such income statement effect has been excluded from the pro forma adjustments.

(c) As of September 30, 2009 and December 31, 2008, based on the evidence available, QRCP concluded it was more likely than not that it would not be able to utilize its net deferred tax assets; accordingly, a full valuation allowance was recorded and no income tax benefit was recorded for losses in 2009 or 2008. The proposed recombination will limit PostRock’s ability to utilize pre-transaction NOLs; however, this does not affect the realizability of the deferred tax assets relating to the NOLs since they were previously fully reserved.

(d) Reflects the elimination of the noncontrolling interests that have been reacquired by the consolidated entity in connection with the recombination.

Unaudited supplemental pro forma information related to oil and gas activities:  Due to the fact that QELP and QMLP are controlled by QRCP and are included in the historical consolidated financial statements of QRCP, unaudited supplemental pro forma information related to oil and gas activities is the same as that presented in QRCP’s consolidated financial statements.

POSTROCK ENERGY CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro forma reserve quantity information

The following table sets for the changes in reserve quantities of oil and gas reserves for PostRock on a pro forma basis.

	Gas — Mcf	Oil — Bbls

Proved reserves, December 31, 2007	210,923,406	36,556
Purchase of reserves in place(1)	94,727,687	1,560,946
Extensions, discoveries, and other additions	13,897,600	—
Sale of reserves	(4,386,200)	—
Revisions of previous estimates(1)	(123,204,433)	(833,070)
Production	(21,328,687)	(69,812)

Proved reserves, December 31, 2008	170,629,373	694,620

Proved developed reserves:
Balance, December 31, 2007	140,966,295	36,556
Balance, December 31, 2008	136,544,572	682,031

(1)	Lower prices and projected increases in expected gathering costs at December 31, 2008 as compared to December 31, 2007 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves. Additionally, estimated proved reserves acquired from PetroEdge in 2008 decreased approximately 35.5 Bcfe due to the decrease in natural gas prices between the date of the PetroEdge acquisition and December 31, 2008 and approximately 43.2 Bcfe as a result of further technical analysis of the estimated PetroEdge reserves.

Pro forma standardized measure information

The following table sets forth the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for PostRock on a pro forma basis for the year ended December 31, 2008.

As of December 31,
2008

Future cash inflows	$898,214
Future production costs	570,142
Future development costs	60,318
Future income tax expense	—

Future net cash flows	267,754
10% annual discount for estimated timing of cash flows	103,660

Standardized measure of discounted future net cash flows related to proved reserves	$164,094

POSTROCK ENERGY CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for PostRock on a pro forma basis for the year ended December 31, 2008.

As of December 31,
2008

Present value, beginning of period	$286,177
Net changes in prices and production costs	(122,702)
Net changes in future development costs	(4,247)
Previously estimated development costs incurred	66,060
Sales of oil and gas produced, net	(103,826)
Extensions and discoveries	15,986
Purchases of reserves in-place	119,733
Sales of reserves in-place	(5,045)
Revisions of previous quantity estimates	(147,464)
Net change in income taxes	36,360
Accretion of discount	31,804
Timing differences and other(a)	(8,742)

Present value, end of period	$164,094

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

AUDITED ANNUAL FINANCIAL STATEMENTS
(recast to give effect to the adoption of SFAS 160)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Quest Resource Corporation:

We have audited the accompanying consolidated balance sheets of Quest Resource Corporation and subsidiaries (the “Company”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, cash flows and stockholders’ (deficit) equity for each of the four years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quest Resource Corporation and subsidiaries at December 31, 2008, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the four years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2008, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations, accumulated deficit, and inability to generate sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 1 and 18 to the consolidated financial statements, the Company has restated its previously issued consolidated financial statements as of December 31, 2007, 2006 and for the years ended December 31, 2007, 2006 and 2005, which were audited by other auditors.

As discussed in Notes 1 and 2 to the consolidated financial statements, the consolidated financial statements have been retrospectively adjusted for the adoption of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2009 expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ UHY LLP
Houston, Texas
June 2, 2009

(Except for the Reclassification Section in Note 1, Note 4, and
Note 19, as to which the date is July 28, 2009 and as to the effects of the adoption of SFAS 160 and the related disclosures in Note 2 as to which the date is October 2, 2009)

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
($ in thousands, except share and per share data)

	December 31,
	2008	2007	2006
		(Restated)	(Restated)

ASSETS
Current assets:
Cash and cash equivalents	$13,785	$6,680	$33,820
Restricted cash	559	1,236	1,150
Accounts receivable — trade, net	16,715	15,557	9,651
Other receivables	9,434	1,480	235
Other current assets	2,858	3,962	1,076
Inventory	11,420	6,622	5,632
Current derivative financial instrument assets	42,995	8,008	14,109

Total current assets	97,766	43,545	65,673
Oil and gas properties under full cost method of accounting, net	172,537	300,953	241,278
Pipeline assets, net	310,439	294,526	126,654
Other property and equipment, net	23,863	21,505	16,680
Other assets, net	14,735	8,541	9,629
Long-term derivative financial instrument assets	30,836	3,467	8,022

Total assets	$650,176	$672,537	$467,936

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$35,804	$31,202	$16,411
Revenue payable	8,309	7,725	4,989
Accrued expenses	7,138	8,387	786
Current portion of notes payable	45,013	666	324
Current derivative financial instrument liabilities	12	8,108	8,879

Total current liabilities	96,276	56,088	31,389
Non-current liabilities:
Long-term derivative financial instrument liabilities	4,230	6,311	10,878
Asset retirement obligations	5,922	2,938	1,410
Notes payable	343,094	233,046	225,245

Total long-term liabilities	353,246	242,295	237,533

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; authorized shares — 50,000,000; none issued and outstanding	—	—	—
Common stock, $0.001 par value; authorized shares — 200,000,000; issued — 32,224,643, 23,553,230 and 22,365,883 at December 31, 2008, 2007 and 2006; outstanding — 31,720,312, 22,471,355, and 22,248,883 at December 31, 2008, 2007 and 2006, respectively	33	24	22
Additional paid-in capital	298,583	211,852	205,772
Treasury stock at cost	(7)	—	—
Accumulated deficit	(302,491)	(135,107)	(90,953)

Total stockholders’ (deficit) equity before noncontrolling interests	(3,882)	76,769	114,841
Noncontrolling interests	204,536	297,385	84,173

Total stockholders’ equity	200,654	374,154	199,014

Total liabilities and stockholders’ (deficit) equity	$650,176	$672,537	$467,936

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands, except share and per share data)

	Years ended December 31,
	2008	2007	2006	2005
		(Restated)	(Restated)	(Restated)

Revenue:
Oil and gas sales	$162,499	$105,285	$72,410	$70,628
Gas pipeline revenue	28,176	9,853	5,014	3,939

Total revenues	190,675	115,138	77,424	74,567
Costs and expenses:
Oil and gas production	44,111	36,295	25,338	18,532
Pipeline operating	29,742	21,098	13,151	7,703
General and administrative expenses	28,269	21,023	8,655	6,218
Depreciation, depletion and amortization	70,445	39,782	27,011	22,244
Impairment of oil and gas properties	298,861	—	—	—
Misappropriation of funds	—	2,000	6,000	2,000

Total costs and expenses	471,428	120,198	80,155	56,697

Operating income (loss)	(280,753)	(5,060)	(2,731)	17,870
Other income (expense):
Gain (loss) from derivative financial instruments	66,145	1,961	52,690	(73,566)
Gain (loss) on sale of assets	24	(322)	3	12
Loss on early extinguishment of debt	—	—	—	(12,355)
Other income (expense)	305	(9)	99	389
Interest expense	(25,609)	(44,044)	(20,957)	(28,271)
Interest income	236	416	390	46

Total other income (expense)	41,101	(41,998)	32,225	(113,745)

Income (loss) before income taxes	(239,652)	(47,058)	29,494	(95,875)
Income tax benefit (expense)	—	—	—	—

Net income (loss)	(239,652)	(47,058)	29,494	(95,875)
Net loss attributable to noncontrolling interests	72,268	2,904	14	—

Net income (loss) attributable to common stockholders	(167,384)	(44,154)	29,508	(95,875)
Preferred stock dividends	—	—	—	(10)

Net income (loss) available to common shareholders	$(167,384)	$(44,154)	$29,508	$(95,885)

Net income (loss) available to common shareholders per share:
Basic	$(6.20)	$(1.97)	$1.33	$(11.48)
Diluted	$(6.20)	$(1.97)	$1.33	$(11.48)
Weighted average common and common equivalent shares outstanding:
Basic	27,010,690	22,379,479	22,119,497	8,351,945

Diluted	27,010,690	22,379,479	22,129,607	8,351,945

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Years Ended December 31,
	2008	2007	2006	2005
		(Restated)	(Restated)	(Restated)

Cash flows from operating activities:
Net income (loss)	$(239,652)	$(47,058)	$29,494	$(95,875)
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:
Depreciation, depletion and amortization	70,445	39,782	27,011	22,244
Impairment of oil and gas properties	298,861	—	—	—
Accretion of debt discount	—	—	—	11,478
Stock-based compensation	1,939	6,081	1,037	1,217
Stock-based compensation — minority interests	486	1,137	—	—
Stock issued for services and retirement plan	—	—	904	559
Amortization of deferred loan costs	2,100	11,220	2,069	4,497
Change in fair value of derivative financial instruments	(72,533)	5,318	(70,402)	46,602
Bad debt expense	—	22	85	302
Loss on early extinguishment of debt	—	—	—	12,355
Loss on disposal of property and equipment	—	1,363	—	—
Change in assets and liabilities:
Accounts receivable	(1,158)	(5,928)	604	(4,469)
Other receivables	(7,954)	(1,245)	108	181
Other current assets	4,173	(2,827)	860	(1,693)
Other assets	318	15	(819)	788
Accounts payable	5,233	14,347	2,550	(14,867)
Revenue payable	584	2,736	(256)	1,518
Accrued expenses	(1,187)	4,001	137	61
Other long-term liabilities	404	220	167	210
Other	(159)	(388)	1,053	116

Net cash provided by (used in) operating activities	61,900	28,796	(5,398)	(14,776)

Cash flows from investing activities:
Restricted cash	677	(86)	3,168	(4,318)
Acquisition of business — PetroEdge	(141,777)	—	—	—
Acquisition of business — KPC	—	(133,725)	—	—
Acquisition of minority interest — ArcLight	—	—	—	(26,100)
Equipment, development, leasehold and pipeline	(141,553)	(138,657)	(168,315)	(35,312)
Proceeds from sale of oil and gas properties	16,100	—	—	—

Net cash used in investing activities	(266,553)	(272,468)	(165,147)	(65,730)

Cash flows from financing activities:
Proceeds from bank borrowings	86,195	44,580	125,170	100,103
Repayments of note borrowings	(59,800)	(225,441)	(589)	(135,565)
Proceeds from revolver note	128,000	224,000	75,000	—
Repayment of revolver note	—	(35,000)	(75,000)	—
Proceeds from Quest Energy	—	163,800	—	—
Proceeds from Quest Midstream	—	75,230	84,187	—
Syndication costs	—	(14,618)	—	—
Distributions to non-controlling interests	(24,413)	(5,872)	—	—
Proceeds from subordinated debt	—	—	—	15,000
Repayment of subordinated debt	—	—	—	(83,912)
Refinancing costs	(3,018)	(10,147)	(4,569)	(6,281)
Equity offering costs	—	—	(393)	—
Dividends paid	—	—	—	(10)
Repurchase of restricted stock	(7)	—	—	—
Proceeds from issuance of common stock	84,801	—	—	185,272

Net cash provided by financing activities	211,758	216,532	203,806	74,607

Net increase (decrease) in cash	7,105	(27,140)	33,261	(5,899)
Cash and cash equivalents beginning of period	6,680	33,820	559	6,458

Cash and cash equivalents end of period	$13,785	$6,680	$33,820	$559

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, 2006, and 2005
(amounts as of and prior to December 31, 2007 are restated)
($ in thousands, except share amounts)

									Total
									Stockholders’
									(Deficit)
									Equity Before		Total
		Preferred	Common	Common	Additional	Shares of			Non-	Non-	Stockholders’
	Preferred	Stock	Shares	Stock	Paid-in	Treasury	Treasury	Accumulated	Controlling	Controlling	Equity
	Shares	Par Value	Issued	Par Value	Capital	Stock	Stock	Deficit	Interests	Interests	(Deficit)

Balance, December 31, 2004	10,000	$—	5,699,877	$6	$17,192	$—	$—	$(24,576)	$(7,378)	$—	$(7,378)
Proceeds from stock offering	—	—	15,258,164	15	183,257	—	—	—	183,272	—	183,272
Conversion of preferred stock	(10,000)	—	16,000	—	—	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	—	—	(10)	(10)	—	(10)
Stock issued for warrants exercised	—	—	639,840	1	(1)	—	—	—	—	—	—
Stock issued for services	—	—	8,660	—	64	—	—	—	64	—	64
Stock sold for cash	—	—	400,000	—	2,000	—	—	—	2,000	—	2,000
Stock issued to retirement plan	—	—	49,842	—	495	—	—	—	495	—	495
Stock based compensation	—	—	—	—	1,217	—	—	—	1,217	—	1,217
Restricted stock grants, net of forfeitures	—	—	140,000	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(95,875)	(95,875)	—	(95,875)

Balance, December 31, 2005	—	—	22,212,383	22	204,224	—	—	(120,461)	83,785	—	83,785
Equity offering costs	—	—	—	—	(393)	—	—	—	(393)	—	(393)
Stock issued to refinance debt	—	—	82,500	—	904	—	—	—	904	—	904
Stock based compensation	—	—	—	—	1,037	—	—	—	1,037	—	1,037
Restricted stock grants, net of forfeitures	—	—	71,000	—	—	—	—	—	—	—	—
Contributions, net	—	—	—	—	—	—	—	—	—	84,187	84,187
Net income	—	—	—	—	—	—	—	29,508	29,508	(14)	29,494

Balance, December 31, 2006	—	—	22,365,883	22	205,772	—	—	(90,953)	114,841	84,173	199,014
Stock based compensation	—	—	—	—	6,081	—	—	—	6,081	1,137	7,218
Restricted stock grants, net of forfeitures	—	—	1,187,347	2	(1)	—	—	—	1	—	1
Contributions, net	—	—	—	—	—	—	—	—	—	224,449	224,449
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	(9,470)	(9,470)
Net loss	—	—	—	—	—	—	—	(44,154)	(44,154)	(2,904)	(47,058)

Balance, December 31, 2007	—	—	23,553,230	24	211,852	—	—	(135,107)	76,769	297,385	374,154
Proceeds from stock offering	—	—	8,800,000	9	84,692	—	—	—	84,701	486	85,187
Stock based compensation	—	—	—	—	1,939	—	—	—	1,939	—	1,939
Restricted stock grants, net of forfeitures	—	—	(138,587)	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	10,000	—	100	—	—	—	100	—	100
Repurchase of common stock	—	—	—	—	—	(21,955)	(7)	—	(7)	—	(7)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	(21,067)	(21,067)
Net loss	—	—	—	—	—	—	—	(167,384)	(167,384)	(72,268)	(239,652)

Balance, December 31, 2008	—	$—	32,224,643	$33	$298,583	(21,955)	$(7)	$(302,491)	$(3,882)	$204,536	$200,654

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization, Reclassification, Misappropriation, Reaudit and Restatement, Going Concern and Business

Organization

Quest Resource Corporation (“Quest” or “QRCP”) is a Nevada corporation. Unless the context clearly requires otherwise, references to “we,” “us,” “our” or the “Company” are intended to mean Quest Resource Corporation and its consolidated subsidiaries.

We are an integrated independent energy company involved in the acquisition, development, gathering, transportation, exploration, and production of oil and natural gas. Our principal operations and producing properties are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma and the Appalachian Basin in West Virginia and New York. We conduct substantially all of our production operations through Quest Energy Partners, L.P. (Nasdaq: QELP) (“Quest Energy” or “QELP”) and our natural gas transportation and gathering operations through Quest Midstream Partners, L.P. (“Quest Midstream” or “QMLP”). Our Appalachian Basin operations are primarily focused on the development of the Marcellus Shale through Quest Eastern Resource LLC (“Quest Eastern”) and Quest Energy. Our Cherokee Basin operations are currently focused on developing CBM gas production through Quest Energy, which is served by a gas gathering pipeline network owned through Quest Midstream. Quest Midstream also owns an interstate natural gas transmission pipeline.

Reclassification

During July 2009, we determined we had incorrectly classified realized gains on commodity derivative instruments for the year ended December 31, 2008. This error resulted in an understatement of revenue and an overstatement of gain from derivative financial instruments by approximately $14.6 million for the year ended December 31, 2008 of which $2.4 million, $17.8 million, $15.1 million and $(20.7) million related to the quarters ended March 31, June 30, September 30 and December 31, 2008, respectively. The error had no effect on net income (loss), net income (loss) per share, stockholders’ equity or the Company’s Consolidated Balance Sheet, Consolidated Statement of Cash Flows or Consolidated Statement of Stockholders’ Equity as of and for the year ended December 31, 2008, or any of the interim periods during 2008. In accordance with the guidance in Staff Accounting Bulletin No. 99, “Materiality,” management evaluated this error from a quantitative and qualitative perspective and concluded it was not material to any period. These corrections have also been reflected in amounts included in Note 7 — Derivative Financial Instruments, Note 20 — Supplemental Financial Information — Quarterly Financial Data (Unaudited), and Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited).

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the effects of the misclassification on the previously reported quarterly and annual financial information ($ in thousands):

	Previously Reported	Reclassification	As Revised

Quarter Ended March 31, 2008 (unaudited):
Total revenues	$42,791	$2,424	$45,215
Operating income (loss)	4,795	2,424	7,219
Quarter Ended June 30, 2008 (unaudited):
Total revenues	$38,510	$17,782	$56,292
Operating income (loss)	(4,927)	17,782	12,855
Quarter Ended September 30, 2008 (unaudited):
Total revenues	$41,993	$15,050	$57,043
Operating income (loss)	1,302	15,050	16,352
Quarter Ended December 31, 2008 (unaudited):
Total revenues	$52,819	$(20,694)	$32,125
Operating income (loss)	(296,485)	(20,694)	(317,179)
Year Ended December 31, 2008:
Total revenues	$176,113	$14,562	$190,675
Operating income (loss)	(295,315)	14,562	(280,753)
Gain (loss) from derivative financial instruments	80,707	(14,562)	66,145
Total other income (expense)	55,663	(14,562)	41,101
Net income (loss)	(167,384)	—	(167,384)

Misappropriation, Reaudit and Restatement

These consolidated financial statements include restated and reaudited financial statements for QRCP as of December 31, 2007 and 2006 and for the periods ended December 31, 2007, 2006 and 2005 and are included in our Form 10-K/A for the year ended December 31, 2008. QRCP has recently filed (i) an amended Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 including restated unaudited condensed financial statements as of March 31, 2008 and for the three month periods ended March 31, 2008 and 2007; (ii) an amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 including restated unaudited condensed financial statements as of June 30, 2008 and for the three and six month periods ended June 30, 2008 and 2007; and (iii) a Quarterly Report on Form 10-Q including restated unaudited condensed financial statements as of September 30, 2008 and for the three and nine month periods ended September 30, 2008 and 2007.

Investigation — On August 22, 2008, in connection with an inquiry from the Oklahoma Department of Securities, the boards of directors of QRCP, Quest Energy GP, LLC (“Quest Energy GP”), the general partner of QELP, and Quest Midstream GP, LLC (“Quest Midstream GP”), the general partner of QMLP, held a joint working session to address certain unauthorized transfers, repayments and re-transfers of funds (the “Transfers”) to entities controlled by their former chief executive officer, Mr. Jerry D. Cash. These transfers totaled approximately $10 million between 2005 and 2008.

A joint special committee comprised of one member designated by each of the boards of directors of QRCP, Quest Energy GP, and Quest Midstream GP, was immediately appointed to oversee an independent internal investigation of the Transfers. In connection with this investigation, other errors were identified in prior year financial statements and management and the board of directors concluded that the Company had material weaknesses in its internal control over financial reporting. As of December 31, 2008, these material weaknesses continued to exist.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As reported on a Current Report on Form 8-K filed on January 2, 2009, on December 31, 2008, the board of directors of QRCP determined that the audited consolidated financial statements of QRCP as of and for the years ended December 31, 2007, 2006 and 2005 and QRCP’s unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and 2007 and as of and for the three and six months ended June 30, 2008 and 2007 should no longer be relied upon.

In October 2008, QRCP’s audit committee engaged a new independent registered public accounting firm to audit the Company’s consolidated financial statements for 2008 and, in January 2009, engaged them to reaudit the Company’s consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

The restated consolidated financial statements to which these Notes apply also correct errors in a majority of the financial statement line items found in the previously issued consolidated financial statements for all periods presented. See Note 18 — Restatement.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business, though such an assumption may not be true. The Company has incurred significant losses from 2003 through 2008, mainly attributable to operations, legal restructurings, financings, the current legal and operational structure and, to a lesser degree, the cash expenditures resulting from the investigation related to the Transfers. We have determined that there is substantial doubt about our ability to continue as a going concern.

QRCP is almost exclusively dependent upon distributions from its partnership interests in Quest Energy and Quest Midstream for revenue and cash flow. Quest Midstream did not pay any distributions on any of its units for the third or fourth quarters of 2008, and Quest Energy suspended its distributions on its subordinated units for the third quarter of 2008 and all units starting with the fourth quarter of 2008. QRCP does not expect to receive any distributions from Quest Energy or Quest Midstream in 2009 and is unable to estimate at this time when such distributions may be resumed.

Although QRCP is not currently receiving distributions from Quest Energy or Quest Midstream, it continues to require cash to fund general and administrative expenses, debt service requirements, capital expenditures to develop and maintain its undeveloped acreage, drilling commitments and payments to landowners necessary to maintain its oil and gas leases.

Given the liquidity challenges facing the Company, Quest Midstream and Quest Energy, each entity has undertaken a strategic review of its assets and is currently evaluating one or more transactions to dispose of assets in order to raise additional funds for operations and/or to repay indebtedness. On April 28, 2009, QRCP, Quest Midstream and Quest Energy entered into a non-binding letter of intent which contemplates a transaction in which all three companies would form a new publicly traded holding company that would wholly-own all three entities (the “Recombination”). The closing of the Recombination is subject to the satisfaction of a number of conditions, including the entry into a definitive merger agreement, the negotiation of a new credit facility for the new company, regulatory approval and the approval of the transaction by the stockholders of QRCP and the common unit holders of Quest Energy and Quest Midstream.

As of December 31, 2008, QRCP, excluding QELP and QMLP, had cash and cash equivalents of $4.0 million and no ability to borrow under the terms of its existing credit agreement. QRCP currently estimates that it will not have enough cash to pay its expenses, including capital expenditures and debt service requirements, after August 31, 2009. This date could be extended if QRCP is able to restructure its debt obligations, issue equity securities and/or sell additional assets. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Business

We conduct our business through two reportable business segments. These segments and the activities performed to provide services to our customers and create value for our stockholders are as follows:

•	Oil and gas production, and

•	Natural gas pipelines, including transporting, gathering, treating and processing natural gas.

Oil and Gas Production Operations

On November 15, 2007, Quest Energy completed an initial public offering of 9,100,000 common units at $18.00 per unit, or $16.83 per unit after payment of the underwriting discount (excluding a structuring fee). On November 9, 2007, Quest Energy’s common units began trading on the NASDAQ Global Market under the symbol “QELP.” Total proceeds from the sale of the common units in the initial public offering were $163.8 million, before underwriting discounts, a structuring fee and offering costs, of approximately $10.6 million, $0.4 million and $1.5 million, respectively. Quest Energy used the net proceeds of $151.3 million to repay a portion of the indebtedness of the Company.

Additionally, on November 15, 2007:

(a) Quest Energy, Quest Energy GP, the Company and certain of the Company’s subsidiaries entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”). At the closing of the offering, the following transactions, among others, occurred pursuant to the Contribution Agreement:

•	the contribution of Quest Cherokee, LLC (“Quest Cherokee”) and its subsidiary, Quest Oilfield Service, LLC (“QCOS”), to Quest Energy. Quest Cherokee owns all of the Company’s oil and gas leases in the Cherokee Basin;

•	the issuance of 431,827 General Partner Units and the incentive distribution rights to Quest Energy GP, LLC (“Quest Energy GP”) and the continuation of its 2.0% general partner interest in Quest Energy;

•	the issuance of 3,201,521 common units and 8,857,981 subordinated units to the Company; and

•	the Company and its affiliates on the one hand, and Quest Cherokee and Quest Energy on the other, agreed to indemnify the other parties from and against all losses suffered or incurred by reason of or arising out of certain existing legal proceedings.

(b) Quest Energy, Quest Energy GP and the Company entered into an Omnibus Agreement, which governs Quest Energy’s relationship with the Company and its affiliates regarding the following matters:

•	reimbursement of certain insurance, operating and general and administrative expenses incurred on behalf of Quest Energy;

•	indemnification for certain environmental liabilities, tax liabilities, title defects and other losses in connection with assets;

•	a license for the use of the Quest name and mark; and

•	Quest Energy’s right to purchase from the Company and its affiliates certain assets that the Company and its affiliates acquire within the Cherokee Basin.

(c) Quest Energy, Quest Energy GP and Quest Energy Service, LLC (“QES”) entered into a Management Services Agreement, under which QES will perform acquisition services and general and administrative services, such as accounting, finance, tax, property management, risk management, land, marketing, legal and engineering to Quest Energy, as directed by Quest Energy GP, for which Quest Energy will reimburse QES on a monthly basis for the reasonable costs of the services provided.

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(d) Quest Energy entered into an Assignment and Assumption Agreement (the “Assignment”) with Bluestem Pipeline, LLC (“Bluestem”) and the Company, whereby the Company assigned all of its rights in that certain Midstream Services and Gas Dedication Agreement, dated as of December 22, 2006, but effective as of December 1, 2006, as amended (the “Midstream Services Agreement”), to Quest Energy, and Quest Energy assumed all of the Company’s liabilities and obligations arising under the Midstream Services Agreement from and after the assignment. Bluestem will gather and provide certain midstream services, including dehydration, treating and compression, to Quest Energy for all gas produced from Quest Energy’s wells in the Cherokee Basin that are connected to Bluestem’s gathering system.

(e) Quest Energy signed an Acknowledgement and Consent and therefore became subject to that certain Omnibus Agreement (the “Midstream Omnibus Agreement”), dated December 22, 2006, among the Company, Quest Midstream GP, LLC, Bluestem and Quest Midstream. As long as Quest Energy is an affiliate of the Company and the Company or any of its affiliates control Quest Midstream, Quest Energy will be bound by the Midstream Omnibus Agreement. The Quest Midstream Agreement restricts Quest Energy from engaging in the following businesses, subject to certain exceptions:

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

•	any line of business other than those described in the preceding bullet points that generates “qualifying income”, within the meaning of Section 7704(d) of the Internal Revenue Code of 1986, as amended, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

(f) Quest Energy GP adopted the Quest Energy Partners, L.P. Long-Term Incentive Plan (the “Plan”) for employees, consultants and directors of Quest Energy GP and its affiliates, including Quest Energy, who perform services for Quest Energy. The Plan provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards. Subject to adjustment for certain events, an aggregate of 2,115,950 common units may be delivered pursuant to awards under the Plan.

Natural Gas Pipeline Operations

Our natural gas gathering pipeline network is owned by Bluestem. Bluestem was a wholly-owned subsidiary of Quest Cherokee until the formation and contribution of our midstream assets to Quest Midstream on December 22, 2006. On this date, we contributed Bluestem assets to Quest Midstream in exchange for 4.9 million class B subordinated units, 35,134 class A subordinated units and an 85% interest in the general partner of Quest Midstream (see discussion below). Also on December 22, 2006, Quest Midstream sold 4,864,866 common units, representing an approximate 48.64% limited partner interest in Quest Midstream, for $18.50 per common unit, or approximately $90 million ($84.2 million after offering costs), pursuant to a purchase agreement dated December 22, 2006, to a group of institutional investors led by Alerian Capital Management, LLC (“Alerian”), and co-led by Swank Capital, LLC (“Swank”).

Quest Midstream GP, LLC (“Quest Midstream GP”), the sole general partner of Quest Midstream, was formed on December 13, 2006 by the Company. As of December 31, 2008, Quest Midstream GP owns 276,531 general partner units representing a 2% general partner interest in Quest Midstream. The Company owns 850 member interests representing an 85% ownership interest in Quest Midstream GP, Alerian owns 75 member interests representing a 7.5% ownership interest in Quest Midstream GP and Swank owns 75 member interests representing a

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7.5% ownership interest in Quest Midstream GP. Quest Midstream GP’s sole business activity is to act as the general partner of Quest Midstream.

On November 1, 2007, Quest Midstream completed the purchase of an interstate gas pipeline running from Oklahoma to Missouri (the “KPC Pipeline”) pursuant to a Purchase and Sale Agreement, dated as of October 9, 2007, by and among Quest Midstream, Enbridge Midcoast Energy, L.P. and Midcoast Holdings No. One, L.L.C., whereby Quest Midstream purchased all of the membership interests in the two general partners of Enbridge Pipelines (KPC), the owner of the KPC Pipeline, for a purchase price of approximately $134 million including transaction costs and assumed liabilities of approximately $1.2 million. In connection with this acquisition, Quest Midstream issued 3,750,000 common units for $20.00 per common unit, or approximately $75 million of gross proceeds ($73.6 million after offering costs) to fund a portion of the purchase price and borrowed the remainder of the purchase price under its credit facility.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation — Effective January 1, 2009, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 established accounting and reporting standards for noncontrolling interests, which were previously identified as minority interest in our Consolidated Financial Statements. The presentation and disclosure requirements of SFAS 160 have been applied retrospectively in these Consolidated Financial Statements and Notes.

Principles of Consolidation — These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries in which the Company directly or indirectly owns more than 50% of the outstanding voting securities or those in which the Company has effective control over are generally accounted for under the consolidation method of accounting. Under this method, a subsidiaries’ balance sheet and results of operations are reflected within the Company’s consolidated financial statements. The equity of the noncontrolling interests in its majority-owned or effectively controlled subsidiaries are shown in the consolidated financial statements as “noncontrolling interest”. Noncontrolling interest adjusts the Company’s consolidated results of operations to reflect only the Company’s share of the earnings or losses of the consolidated subsidiary company. Upon dilution of control below 50% or the loss of effective control, the accounting method is adjusted to the equity or cost method of accounting, as appropriate, for subsequent periods. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our most significant estimates are based on remaining proved oil and gas reserves. Estimates of proved reserves are key components of our depletion rate for oil and natural gas properties and our full cost ceiling test limitation. In addition, estimates are used in computing taxes, asset retirement obligations, fair value of derivative contracts and other items. Actual results could differ from these estimates.

Revenue Recognition — We derive revenue from our oil and gas operations from the sale of produced oil and natural gas. We use the sales method of accounting for the recognition of oil and gas revenue. Because there is a ready market for oil and natural gas, we sell our oil and natural gas shortly after production at various pipeline receipt points at which time title and risk of loss transfers to the buyer. Revenue is recorded when title and risk of loss is transferred based on our net revenue interests.

Gathering revenue from our pipeline operations is recognized at the time the natural gas is gathered or transported through the system and delivered to a third party. Transportation revenue from our interstate pipeline operations is primarily from services pursuant to firm transportation agreements. These agreements provide for a

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demand charge based on the volume of contracted capacity and a commodity charge based on the volume of gas delivered, both at rates specified in our FERC tariffs. We recognize revenues from demand charges ratably over the contract period regardless of the volume of natural gas that is transported or stored. Revenues for commodity charges are recognized when natural gas is scheduled to be delivered at the agreed upon delivery point.

Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash balances at several financial institutions that are insured by the Federal Deposit Insurance Corporation. The Company’s cash balances typically are in excess of the insured amount; however no losses have been recognized as a result of this circumstance. Restricted Cash represents cash pledged to support reimbursement obligations under outstanding letters of credit.

Accounts Receivable — The Company conducts the majority of its operations in the States of Kansas and Oklahoma and operates exclusively in the oil and gas industry. The Company’s receivables are generally unsecured; however, the Company has not experienced any significant losses to date. Receivables are recorded at the estimate of amounts due based upon the terms of the related agreements. Management periodically assesses the Company’s accounts receivable and establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations in the period determined to be uncollectible. The allowance for doubtful accounts was approximately $0.2 million as of December 31, 2008, 2007 and 2006.

Inventory — Inventory includes tubular goods and other lease and well equipment which we plan to utilize in our ongoing exploration and development activities and is carried at the lower of cost or market using the specific identification method.

Oil and Gas Properties — We use the full cost method of accounting for oil and gas properties. Under the full cost method, all direct costs and certain indirect costs associated with the acquisition, exploration, and development of our oil and gas properties are capitalized.

Oil and gas properties are depleted using the units-of-production method. The depletion expense is significantly affected by the unamortized historical and future development costs and the estimated proved oil and gas reserves. Estimation of proved oil and gas reserves relies on professional judgment and use of factors that cannot be precisely determined. Holding all other factors constant, if proved oil and gas reserve quantities were revised upward or downward, earnings would increase or decrease, respectively. Subsequent proved reserve estimates materially different from those reported would change the depletion expense recognized during the future reporting period. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of proved reserves, which would have a significant impact on the depreciation, depletion, and amortization rate.

Under the full cost accounting rules, total capitalized costs are limited to a ceiling equal to the present value of future net revenues, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties less income tax effects (the “ceiling limitation”). We perform a quarterly ceiling test to evaluate whether the net book value of our full cost pool exceeds the ceiling limitation. If capitalized costs (net of accumulated depreciation, depletion, and amortization) less related deferred taxes are greater than the discounted future net revenues or ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of our full cost pool is a non-cash charge that reduces earnings and impacts stockholders’ (deficit) equity in the period of occurrence and typically results in lower depreciation, depletion, and amortization expense in future periods. Once incurred, a write-down is not reversible at a later date. The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are depressed, even if low prices are temporary. In addition, a write-down may occur if estimates of proved reserves are substantially reduced or estimates of future development costs increase significantly. See Note 5 — Property.

Unevaluated Properties — The costs directly associated with unevaluated oil and gas properties and properties under development are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination together with

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interest costs capitalized for these projects. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All items included in our unevaluated property balance are assessed on a quarterly basis for possible impairment or reduction in value. Any impairments to unevaluated properties are transferred to the amortization base.

Capitalized General and Administrative Expenses — Under the full cost method of accounting, a portion of general and administrative expenses that are directly attributable to our acquisition, exploration, and development activities are capitalized to our full cost pool. The capitalized costs include salaries, related fringe benefits, cost of consulting services and other costs directly associated with those activities. We capitalized general and administrative costs related to our acquisition, exploration and development activities, during the years ended December 31, 2008, 2007, 2006 and 2005 of $3.0 million, $2.3 million, $1.4 million and $0.8 million, respectively.

Capitalized Interest Costs — The Company capitalizes interest based on the cost of major development projects. For the years ended December 31, 2008, 2007, 2006 and 2005, the Company capitalized $0.6 million, $0.4 million, $1.1 million and $0.2 million of interest, respectively.

Other Property and Equipment — The cost of other property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets.

Upon disposition or retirement of property and equipment, other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is recognized in the income statement in the period of sale or disposition.

Impairment — Long-lived assets, such as property, and equipment, and finite-lived intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of such assets exceeds their undiscounted estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of such assets exceeds the fair value of the assets.

Other Assets — Other assets include deferred financing costs associated with bank credit facilities and are amortized over the term of the credit facility into interest expense. Also included in other assets are contractual rights obtained in connection with the KPC Pipeline acquisition. These intangible assets are amortized over their estimated useful lives and are reviewed for impairment whenever impairment indicators are present.

Asset Retirement Obligations — Asset retirement obligations associated with the retirement of a tangible long-lived asset are recognized as a liability in the period incurred or when it becomes determinable, with an associated increase in the carrying amount of the related long-lived asset. The cost of the tangible asset, including the asset retirement cost, is depreciated over the useful life of the asset. The asset retirement obligation is recorded at its estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligation discounted at our credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. If the estimated future cost of the asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the long-lived asset. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

We own oil and gas properties that require expenditures to plug and abandon the wells when the oil and gas reserves in the wells are depleted. These expenditures are recorded in the period in which the liability is incurred (at

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the time the wells are drilled or acquired). Asset retirement obligations are recorded as a liability at their estimated present value at the asset’s inception, with the offsetting increase to property cost. Periodic accretion expense of the estimated liability is recorded in the consolidated statements of operations. We have recorded asset retirement obligations relative to the abandonment of our interstate pipeline assets because we believe we have a legal or constructive obligation relative to asset retirements of the interstate pipeline system. We have not recorded an asset retirement obligation relating to our gathering system because we do not have any legal or constructive obligations relative to asset retirements of the gathering system.

Derivative Instruments — We utilize derivative instruments in conjunction with our marketing and trading activities and to manage price risk attributable to our forecasted sales of oil and gas production.

We elect “Normal Purchases Normal Sales” (“NPNS”) accounting for derivative contracts that provide for the purchase or sale of a physical commodity that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Derivatives that are designated as NPNS are accounted for under the accrual method accounting.

Under accrual accounting, we record revenues in the period when we deliver energy commodities or products, render services, or settle contracts. Once we elect NPNS classification for a given contract, we do not subsequently change the election and treat the contract as a derivative using mark-to-market or hedge accounting. However, if we were to determine that a transaction designated as NPNS no longer qualified for the NPNS election, we would have to record the fair value of that contract on the balance sheet at that time and immediately recognize that amount in earnings.

For those derivatives that do not meet the requirements for NPNS designation nor qualify for hedge accounting, we believe that they are still effective as economic hedges of our commodity price exposure. These contracts are accounted for using the mark-to-market accounting method. Using this method, the contracts are carried at their fair value on our consolidated balance sheets under the captions “Derivative financial instrument assets” and “Derivative financial instrument liabilities.” We recognize all unrealized and realized gains and losses related to these contracts on our consolidated statements of operations under the caption “Gain (loss) from derivative financial instruments,” which is a component of other income (expense).

We have exposure to credit risk to the extent a counterparty to a derivative instrument is unable to meet its settlement commitment. We actively monitor the creditworthiness of each counterparty and assesses the impact, if any, on our derivative positions. We do not apply hedge accounting to our derivative instruments. As a result, both realized and unrealized gains and losses on derivative instruments are recognized in the income statement as they occur.

Legal — We are subject to legal proceedings, claims and liabilities which arise in the ordinary course of our business. We accrue for losses associated with legal claims when such losses are probable and can be reasonably estimated. These estimates are adjusted as additional information becomes available or circumstances change. See Note 12 — Commitments and Contingencies.

Environmental Costs — Environmental expenditures are expensed or capitalized, as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities related to future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and costs can be reasonably estimated. We have no environmental costs accrued for all periods presented.

Stock-Based Compensation — The Company grants various types of stock-based awards (including stock options and restricted stock) and accounts for stock-based compensation at fair value. The fair value of stock option awards is determined using a Black-Scholes pricing model. The fair value of restricted stock awards are valued using the market price of the Company’s common stock on the grant date. Stock-based compensation expense is recognized over the requisite service period net of estimated forfeitures.

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS 123(R)”), which requires that compensation related to all stock-based awards, including stock options, be recognized in the financial statements based on their

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estimated grant-date fair value. The Company utilized the modified retrospective method of adopting SFAS 123(R), whereby compensation cost and the related tax effect have been recognized in the consolidated financial statements for all relevant periods.

Income Taxes — We record our income taxes using an asset and liability approach in accordance with the provisions of the SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). This results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences (primarily intangible drilling costs and the net operating loss carry forward) between the book carrying amounts and the tax bases of assets and liabilities using enacted tax rates at the end of the period. Under SFAS 109, the effect of a change in tax rates of deferred tax assets and liabilities is recognized in the year of the enacted change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2008, 2007 and 2006, a full valuation allowance was recorded against our deferred tax assets.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which defines the criteria an individual tax position must meet in order to be recognized in the financial statements. FIN 48 also provides guidance on the measurement of the income tax benefit associated with uncertain tax positions, derecognition, classification, interest and penalties and financial statement disclosure. We regularly analyze tax positions taken or expected to be taken in a tax return based on the threshold condition prescribed under FIN 48. Tax positions that do not meet or exceed this threshold condition are considered uncertain tax positions. We accrue interest related to these uncertain tax positions which is recognized in interest expense. Penalties, if any, related to uncertain tax positions would be recorded in other expenses. The adoption of FIN 48 did not have a material impact on our financial position or results of operations.

Net Income (Loss) per Common Share — Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share assumes the conversion of all potentially dilutive securities (stock options and restricted stock awards) and is calculated by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding plus potentially dilutive securities under the treasury stock method. See Note 10 — Stockholders’ Equity — Earnings (Loss) Per Share.

Concentrations of Market Risk — Our future results will be affected by the market price of oil and natural gas. The availability of a ready market for oil and gas will depend on numerous factors beyond our control, including weather, production of oil and gas, imports, marketing, competitive fuels, proximity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil and gas, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.

Concentration of Credit Risk — Financial instruments, which subject us to concentrations of credit risk, consist primarily of cash and accounts receivable. We place our cash investments with highly qualified financial institutions. Risk with respect to receivables as of December 31, 2008, 2007 and 2006 arise substantially from the sales of oil and gas and transportation revenue from our pipeline system.

ONEOK Energy Marketing and Trading Company (“ONEOK”), accounted for substantially all of our oil and gas revenue for the year ended December 31, 2008. Natural gas sales to ONEOK accounted for more than 71% of total revenue for the year ended December 31, 2007, and more than 91% for the years ended December 31, 2006 and 2005.

Fair Value — Effective January 1, 2008, we adopted SFAS 157, Fair Value Measurements (“SFAS 157”), for financial assets and liabilities measured on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements for assets and liabilities measured on a recurring basis. In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS 157 by one year for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We have elected to utilize this deferral and have only partially applied SFAS 157 (to financial assets and liabilities measured at fair value on a recurring basis, as described above). Accordingly, we will apply SFAS 157 to our nonfinancial assets and liabilities for which we

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disclose or recognize at fair value on a nonrecurring basis, such as asset retirement obligations and other assets and liabilities in the first quarter of 2009. Fair value is the exit price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS 157 also establishes a hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 — Pricing inputs other than quoted prices in active markets included in Level 1 which are either directly or indirectly observable as of the reporting date. Level 2 consists primarily of non-exchange traded commodity derivatives.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

We classify assets and liabilities within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset and liability taken as a whole. Certain of our derivatives are classified as Level 3 because observable market data is not available for all of the time periods for which we have derivative instruments. As observable market data becomes available for all of the time periods, these derivative positions will be reclassified as Level 2. The income valuation approach, which involves discounting estimated cash flows, is primarily used to determine recurring fair value measurements of our derivative instruments classified as Level 2 or Level 3. We prioritize the use of the highest level inputs available in determining fair value.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. Because of the long-term nature of certain assets and liabilities measured at fair value as well as differences in the availability of market prices and market liquidity over their terms, inputs for some assets and liabilities may fall into any one of the three levels in the fair value hierarchy. While SFAS 157 requires us to classify these assets and liabilities in the lowest level in the hierarchy for which inputs are significant to the fair value measurement, a portion of that measurement may be determined using inputs from a higher level in the hierarchy.

Recently Adopted Accounting Principles

We adopted SFAS 157 as of January 1, 2008. SFAS 157 does not require any additional fair value measurements. Rather, the pronouncement defines fair value, establishes a framework for measuring fair value under existing accounting pronouncements that require fair value measurements, and expands disclosures about fair value measurements. We elected to implement SFAS 157 with the one-year deferral FASB Staff Position (“FSP”) FAS No. 157-2 for nonfinancial assets and nonfinancial liabilities, except those nonfinancial items recognized or disclosed at fair value on a recurring basis (at least annually). Effective upon issuance, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”), in October 2008. FSP FAS 157-3 clarifies the application of SFAS 157 in determining the fair value of a financial asset when the market for that financial asset is not active. As of December 31, 2008, we had no financial assets with a market that was not active.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 (“SAB 108”). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment. SAB 108 became effective beginning January 1, 2007 and applies to our restatement adjustments recorded in the restated financial statements presented herein.

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In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets (“SFAS 153”). SFAS 153 requires the use of fair value measurement for exchanges of nonmonetary assets. Because SFAS 153 is applied retrospectively, the statement was effective for us in 2005. The adoption of SFAS 153 did not have a material impact on our financial statements.

In September 2005, the Emerging Issues Task Force (“EITF”) concluded in Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”), that purchases and sales of inventory with the same party in the same line of business should be accounted for as nonmonetary exchanges, if entered into in contemplation of one another. We present purchase and sale activities related to our marketing and trading activities on a net basis in the income statement. The conclusion reached on EITF 04-13 did not have an impact on our consolidated financial statements.

Recent Accounting Pronouncements

In April 2007, the FASB issued FSP FIN 39-1, Amendment of FASB Interpretation No. 39 (“FSP FIN 39-1”), which amends FIN 39, Offsetting of Amounts Related to Certain Contracts. FSP FIN 39-1 permits netting fair values of derivative assets and liabilities for financial reporting purposes, if such assets and liabilities are with the same counterparty and subject to a master netting arrangement. FSP FIN 39-1 also requires that the net presentation of derivative assets and liabilities include amounts attributable to the fair value of the right to reclaim collateral assets held by counterparties or the obligation to return cash collateral received from counterparties. We did not elect to adopt FSP FIN 39-1.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. In addition, SFAS 141(R) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption prohibited. Effective January 1, 2009, we will apply this statement to any business combinations, including the contemplated Recombination previously discussed. The adoption of SFAS 141(R) did not have a material effect on our results of operations, cash flows and financial position as of January 1, 2009, the date of adoption.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), including an amendment to SFAS 115. Under SFAS 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, enables entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have assessed the provisions of SFAS 159 and we have elected not to apply fair value accounting to our existing eligible financial instruments. As a result, the adoption of SFAS 159 did not have an impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary. In addition, SFAS 160 establishes principles for valuation of retained non-controlling equity investments and measurement of gain or loss when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements to clearly identify and distinguish between interests of the parent and the interests of the non-controlling owners. SFAS 160 was effective January 1, 2009, with early adoption prohibited.

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Effective January 1, 2009, we adopted the provisions of SFAS 160. The presentation and disclosure requirements of SFAS 160 have been applied retrospectively to these Consolidated Financial Statements and Notes.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 does not change the accounting for derivatives, but requires enhanced disclosures about how and why we use derivative instruments, how derivative instruments and related hedged items (if any) are accounted for, and how they affect our financial position, financial performance and cash flows. SFAS 161 is effective for us beginning with the first quarter of 2009.

In June 2008, the FASB issued FSP EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and are therefore required to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, Earnings per Share. FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We adopted FSP EITF 03-6-1 effective January 1, 2009. FSP EITF 03-6-1 did not have an effect on the presentation of earnings per share.

On December 31, 2008, the SEC issued Release No. 33-8995, Modernization of Oil and Gas Reporting, which revises disclosure requirements for oil and gas companies. In addition to changing the definition and disclosure requirements for oil and gas reserves, the new rules change the requirements for determining oil and gas reserve quantities. These rules permit the use of new technologies to determine proved reserves under certain criteria and allow companies to disclose their probable and possible reserves. The new rules also require companies to report the independence and qualifications of their reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit. The new rules also require that oil and gas reserves be reported and the full cost ceiling limitation be calculated using a twelve-month average price rather than period-end prices. The use of a twelve-month average price may have had an effect on our 2008 depletion rates for our oil and gas properties and the amount of impairment recognized as of December 31, 2008 had the new rules been effective for the period. The new rules are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, pending the potential alignment of certain accounting standards by the FASB with the new rule. We plan to implement the new requirements in our Annual Report on Form 10-K for the year ended December 31, 2009. We are currently assessing the impact the rules will have on our consolidated financial statements.

Note 3 — Acquisitions and Divestitures

Acquisitions

PetroEdge — On July 11, 2008, QRCP completed the acquisition of privately held PetroEdge Resources (WV) LLC (“PetroEdge”) in an all cash purchase for approximately $142 million in cash including transaction costs, subject to certain adjustments for working capital and certain other activity between May 1, 2008 and the closing date. The assets acquired were approximately 78,000 net acres of oil and natural gas producing properties in the Appalachian Basin with estimated net proved reserves of 99.6 Bcfe as of May 1, 2008 and net production of approximately 3.3 million cubic feet equivalent per day (“Mmcfe/d”). The transaction was recorded within the Company’s oil and gas production segment and was funded using the proceeds from the sale of the PetroEdge producing wellbores to Quest Cherokee, discussed below, and the proceeds of its July 8, 2008 public offering of 8,800,000 shares of common stock. At closing, QRCP sold the producing well bores to Quest Cherokee for approximately $71.2 million. The proved undeveloped reserves, unproved and undrilled acreage related to the wellbores (generally all acreage other than established spacing related to the producing well bores) and a gathering system were retained by PetroEdge and its name was changed to Quest Eastern Resource LLC. Quest Eastern is designated as operator of the wellbores purchased by Quest Cherokee and conducts drilling and other operations for our affiliates and third parties on the PetroEdge acreage. Quest Cherokee funded its purchase of the PetroEdge

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wellbores with borrowings under its revolving credit facility and the proceeds of a $45 million, six-month term loan. See Note 4 — Long-Term Debt.

We accounted for this acquisition in accordance with SFAS No. 141, “Business Combination.” The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values of the respective assets and liabilities at the time of closing. The following table summarizes the allocation of the purchase price (in thousands):

Current assets	$3,069
Oil and gas properties	142,618	(a)
Gathering facilities	1,820
Current liabilities	(3,537)
Asset retirement obligations	(2,193	)(a)

Purchase price	$141,777

(a)	Net assets acquired by Quest Cherokee consisted of $73.4 million of proved oil and gas properties and $2.2 million of asset retirement obligations.

KPC Pipeline — On November 1, 2007, Quest Midstream completed the purchase of the KPC Pipeline for approximately $133.7 million, including transaction costs. The acquisition expanded Quest Midstream’s pipeline operations and was recorded in the Company’s natural gas pipelines segment. The KPC Pipeline is a 1,120 mile interstate natural gas pipeline, which transports natural gas from Oklahoma and western Kansas to the metropolitan Wichita and Kansas City markets and is one of only three pipeline systems capable of delivering gas into the Kansas City metropolitan market. The KPC system includes three compressor stations with a total of 14,680 horsepower and has a capacity of approximately 160 MMcf/d. The KPC Pipeline has supply interconnections with pipelines owned and/or operated by Enogex, Inc., Panhandle Eastern Pipe Line Company and ANR Pipeline Company, allowing KPC to transport natural gas sourced from the Anadarko and Arkoma basins, as well as the western Kansas and Oklahoma panhandle producing regions. The acquisition was funded through the issuance of 3,750,000 common units of Quest Midstream for $20.00 per common unit and borrowings of $58 million under Quest Midstream’s credit facility.

The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The preliminary allocation was recorded during 2007 before valuation work was completed on contract-based intangibles. After completing valuation work on the acquired intangibles, a final purchase price allocation was recorded in 2008. The following table summarizes the allocation of the purchase price (in thousands):

Pipeline assets	$124,936
Contract-related intangible assets (See Note 13)	9,934
Liabilities assumed	(1,145)

Purchase price	$133,725

Pro Forma Summary Data related to acquisitions (unaudited)

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008, 2007 and 2006 as if the PetroEdge acquisition had occurred on January 1, 2008 and 2007 and as if the KPC Pipeline acquisition had occurred on January 1, 2007 and 2006 (in thousands):

	2008	2007	2006

Pro forma revenue	$182,813	$143,913	$96,200
Pro forma net income (loss)	$(246,175)	$(60,677)	$30,768
Pro forma net income (loss) per share — basic	$(7.79)	$(1.95)	$1.39
Pro forma net income (loss) per share — diluted	$(7.79)	$(1.95)	$1.39

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The pro forma information is presented for illustration purposes only, in accordance with the assumptions set forth below. The pro forma information does not reflect any cost savings or other synergies anticipated as a result of the acquisitions or any future acquisition-related expenses. The pro forma adjustments are based on estimates and assumptions. Management believes the estimates and assumptions are reasonable, and that the significant effects of the transactions are properly reflected.

The pro forma information is a result of combining the income statement of the Company with the pre-acquisition results of KPC and PetroEdge adjusted for 1) recording pro forma interest expense on debt incurred to acquire KPC and PetroEdge; 2) DD&A expense calculated based on the adjusted basis of the properties and intangibles acquired using the purchase method of accounting; and 3) any related income tax effects of these adjustments based on the applicable statutory tax rates.

Other Transactions — On October 15, 2007, QRCP, Quest MergerSub, Inc., QRCP’s wholly-owned subsidiary (“MergerSub”), and Pinnacle Gas Resources, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger, pursuant to which MergerSub would merge (the “Merger”) with and into Pinnacle, with Pinnacle continuing as the surviving corporation and as QRCP’s wholly-owned subsidiary. On May 16, 2008, the Merger Agreement was terminated. Pursuant to the terms of the Merger Agreement, either QRCP or Pinnacle had the right to terminate the Merger Agreement if the proposed Merger was not completed by May 16, 2008. No termination fee was payable by QRCP or Pinnacle as a result of the termination of the Merger Agreement.

Divestitures

On June 4, 2008, we acquired the right to develop, and the option to purchase, certain drilling and other rights in and below the Marcellus Shale covering approximately 28,700 net acres in Potter County, Pennsylvania for $4.0 million. On November 26, 2008, we divested of these rights to a private party for approximately $3.2 million.

On October 30, 2008, we divested of approximately 22,600 net undeveloped acres and one well in Somerset County, Pennsylvania to a private party for approximately $6.8 million.

On November 5, 2008, we divested of 50% of our interest in approximately 4,500 net undeveloped acres in Wetzel County, West Virginia to a private party for $6.1 million. Included in the sale were three wells in various stages of completion and existing pipelines and facilities. QRCP will continue to operate the property included in this joint venture. All future development costs will be split equally between us and the private party.

On February 13, 2009, we divested of approximately 23,000 net undeveloped acres and one well in Lycoming County, Pennsylvania to a private party for approximately $8.7 million.

The proceeds from these divestitures were credited to the full cost pool.

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Note 4 — Long-Term Debt

The following is a summary of the Company’s long-term debt at December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Borrowings under bank senior credit facilities
Quest	$29,000	$44,000	$225,000
Quest Energy:			—
Revolving credit facility	189,000	94,000	—
Term loan	41,200	—	—
Quest Midstream	128,000	95,000	—
Notes payable to banks and finance companies, secured by equipment and vehicles, due in installments through October 2013 with interest ranging from 2.9% to 9.8% per annum	907	712	569

Total debt	388,107	233,712	225,569
Less current maturities included in current liabilities	45,013	666	324

Total long-term debt	$343,094	$233,046	$225,245

Aggregate maturities of long-term debt during the next five years at December 31, 2008 are as follows (in thousands):

2009	$45,013
2010	215,053
2011	26
2012	128,007
2013 and thereafter	8

Total	$388,107

Other Long-Term Indebtedness

Approximately $0.9 million of notes payable to banks and finance companies were outstanding at December 31, 2008 and are secured by equipment and vehicles, with payments due in monthly installments through October 2013 with interest ranging from 2.9% to 9.8% per annum.

Credit Facilities

QRCP.  On July 11, 2008, QRCP and Royal Bank of Canada (“RBC”) entered into an Amended and Restated Credit Agreement to convert QRCP’s then-existing $50 million revolving credit facility to a $35 million term loan, due and maturing on July 11, 2010 (the “Original Term Loan”). Thereafter, the parties entered into the following amendments to the credit agreement (collectively, with all amendments, the “Credit Agreement”):

•	On October 24, 2008, QRCP and RBC entered into a First Amendment to Amended and Restated Credit Agreement, which, among other things, added a $6 million term loan (the “Additional Term Loan”) to the $35 million term loan under the Credit Agreement.

•	On November 4, 2008, QRCP entered into a Second Amendment to Amended and Restated Credit Agreement (the “Second Amendment to Credit Agreement”) which clarified that the $6 million commitment under the Additional Term Loan would be reduced dollar for dollar to the extent QRCP retained net cash proceeds from dispositions in accordance with the terms of the Credit Agreement and it also amended

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and/or waived certain of the representations and covenants contained in the Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On January 30, 2009, QRCP entered into a Third Amendment to Amended and Restated Credit Agreement (the “Third Amendment to Credit Agreement”) that restricted the use of proceeds from certain asset sales.

•	On May 29, 2009, QRCP entered into a Fourth Amendment to Amended and Restated Credit Agreement (the “Fourth Amendment to Credit Agreement”) that, among other things, waived certain events of default related to the financial covenants and collateral requirements under the Credit Agreement, extended certain financial reporting deadlines and permitted the settlement agreements with Mr. Cash discussed elsewhere herein and in QRCP’s 2008 Form 10-K.

•	On June 30, 2009, QRCP entered into a Fifth Amendment to Amended and Restated Credit Agreement (the “Fifth Amendment to Credit Agreement”) that, among other things, amended and/or waived certain of the representations and covenants contained in the Credit Agreement.

Interest Rate.   Interest accrues on the Original Term Loan, and accrued on the Additional Term Loan, at either LIBOR plus 10% (with a LIBOR floor of 3.5%) or the base rate plus 9.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 2.5% (but without the LIBOR floor). The Original Term Loan may be prepaid without any premium or penalty, at any time.

Payments.   The Original Term Loan is payable in quarterly installments of $1.5 million on the last business day of each March, June, September and December commencing on September 30, 2008, with the remaining principal amount being payable in full on July 11, 2010. As discussed in the next paragraph, QRCP has prepaid all of the quarterly principal payment requirements through June 30, 2009 and therefore has no quarterly principal payments due until September 30, 2009. If the outstanding amount of the Original Term Loan is at any time more than 50% of the market value of QRCP’s partnership interests in Quest Midstream and Quest Energy pledged to secure the loan plus the value of QRCP’s oil and gas properties (as defined in the Credit Agreement) pledged to secure the loan, QRCP will be required to either repay the term loan by the amount of such excess or pledge additional assets to secure the term loan.

Restrictions on Use of Proceeds from Asset Sales.   As part of the Second Amendment to Credit Agreement, QRCP agreed to apply any net cash proceeds from a sale of assets or a sale of equity interests in certain subsidiaries as follows: first, to repay any amounts borrowed under the Additional Term Loan (this was done on October 30, 2008); second, to prepay the next three quarterly principal payments due on the Original Term Loan on the last business day of December 2008, March 2009 and June 2009 (this was done in October and November 2008); third, subject to certain conditions being met and the net cash proceeds being received by January 31, 2009, up to $20 million for QRCP’s own use for working capital and to make capital expenditures for the development of its oil and gas properties; and fourth, any excess net cash proceeds to repay the Original Term Loan. The Third Amendment to Credit Agreement provided that in connection with the sale of QRCP’s Lycoming County, Pennsylvania acreage in February 2009, QRCP could retain all of the net proceeds from such sale in excess of $750,000. QRCP will be required to apply all of the net cash proceeds from the issuance of any debt and 50% of the net cash proceeds from the sale of any equity securities to first repay the Original Term Loan and then to QRCP.

Security Interest.  The Credit Agreement is secured by a first priority lien on QRCP’s ownership interests in Quest Energy and Quest Midstream and their general partners and the oil and gas properties owned by Quest Eastern in the Appalachian Basin, which are substantially all of QRCP’s assets. The assets of each of Quest Midstream GP, Quest Midstream and each of their subsidiaries and Quest Energy GP, Quest Energy and each of their subsidiaries (collectively the “Excluded MLP Entities”) are not pledged to secure the Credit Agreement.

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The Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Debt Balance at December 31, 2008.   At December 31, 2008, $29 million was outstanding under the Original Term Loan. The Additional Term Loan was repaid on October 30, 2008.

Representations, Warranties and Covenants.   QRCP and its subsidiaries (excluding the Excluded MLP Entities) are required to make certain representations and warranties that are customary for a credit agreement of this type. The agreement also contains affirmative and negative covenants that are customary for credit agreements of this type.

The Fifth Amendment to Credit Agreement, among other things, amended and/or waived certain of the representations and covenants contained in the Credit Agreement, in order to, among other things, (i) defer until August 15, 2009 our obligation to deliver to RBC unaudited stand alone balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009; (ii) waive financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009; (iii) waive any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009; and (iv) defer until September 30, 2009 the interest payment due on June 30, 2009, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in the Credit Agreement) with a maturity date of September 30, 2009. QRCP paid the lenders a $25,000 amendment fee, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in the Credit Agreement) with a maturity date of July 11, 2010.

The Credit Agreement’s financial covenants prohibit QRCP and any of its subsidiaries (excluding the Excluded MLP Entities) from:

•	permitting the interest coverage ratio (ratio of consolidated EBITDA (or consolidated annualized EBITDA for periods ending on or before December 31, 2008) to consolidated interest charges (or consolidated annualized interest charges for periods ending on or before December 31, 2008)) at any fiscal quarter-end, commencing with the quarter-ended September 30, 2008, to be less than 2.5 to 1.0 (calculated based on the most recently delivered compliance certificate); and

•	permitting the leverage ratio (ratio of consolidated funded debt to consolidated EBITDA (or consolidated annualized EBITDA for periods ending on or before December 31, 2008)) at any fiscal quarter-end, commencing with the quarter-ended September 30, 2008, to be greater than 2.0 to 1.0 (calculated based on the most recently delivered compliance certificate).

Consolidated EBITDA is defined in the Credit Agreement to mean for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) merger and acquisition costs incurred by QRCP that are required to be expensed as a result of the termination of the merger agreement with Pinnacle Gas Resources, Inc., (vi) merger and acquisition costs required to be expensed under FAS 141(R), (vii) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Credit Agreement) and the related restructuring which were capped at $1,500,000 for purposes of this definition and (viii) other non-cash charges and expenses deducted in the determination of such consolidated net income, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, all determined in accordance with GAAP.

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Consolidated annualized EBITDA means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, (i) for the fiscal quarter ended September 30, 2008, consolidated EBITDA for the nine month period ended September 30, 2008 multiplied by 1.33, and (ii) for the fiscal quarter ended December 31, 2008, consolidated EBITDA for the twelve month period ended December 31, 2008.

Consolidated interest charges are defined to mean for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, the sum of (i) all interest, premium payments, fees, charges and related expenses of QRCP and its subsidiaries (excluding the Excluded MLP Entities) in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (ii) the portion of rent expense of QRCP and its subsidiaries (excluding the Excluded MLP Entities) with respect to any period under capital leases that is treated as interest in accordance with GAAP.

Consolidated annualized interest charges means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, (i) for the fiscal quarter ended September 30, 2008, consolidated interest charges for the nine month period ended September 30, 2008 multiplied by 1.33, and (ii) for the fiscal quarter ended December 31, 2008, consolidated interest charges for the twelve month period ended December 31, 2008.

Consolidated funded debt means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Credit Agreement), (ii) all reimbursement obligations relating to letters of credit that have been drawn and remain unreimbursed, (iii) attributable indebtedness pertaining to capital leases, (iv) attributable indebtedness pertaining to synthetic lease obligations, and (v) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iv) above.

Events of Default.   Events of default under the Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, cross-defaults to other material indebtedness, certain acts of bankruptcy or insolvency, and change of control. Under the Credit Agreement, a change of control means the acquisition by any person, or two or more persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Securities Exchange Act of 1934) of 50% or more of QRCP’s outstanding shares of voting stock; provided, however, that a merger of QRCP into another entity in which the other entity is the survivor will not be deemed a change of control if QRCP’s stockholders of record as constituted immediately prior to such acquisition hold more than 50% of the outstanding shares of voting stock of the surviving entity.

Waivers.   QRCP was not in compliance with all of its financial covenants as of December 31, 2008 and QRCP does not anticipate that it will be in compliance at any time in the foreseeable future. On May 29, 2009, QRCP obtained a waiver of these defaults from its lenders for the quarters ended December 31, 2008 and March 31, 2009 and on June 30, 2009, QRCP obtained a waiver of these defaults from its lender for the fiscal quarter ended June 30, 2009.

Quest Energy.

A.  Quest Cherokee Credit Agreement.

On November 15, 2007, Quest Energy, as a guarantor, entered into an Amended and Restated Credit Agreement (the “Original Cherokee Credit Agreement”) with QRCP, as the initial co-borrower, Quest Cherokee, as the borrower, RBC, as administrative agent and collateral agent, KeyBank National Association, as documentation agent and the lenders party thereto. In connection with the closing of the initial public offering and the application of the net proceeds thereof, QRCP was released as a borrower under the Original Cherokee Credit

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Agreement. Thereafter, the parties entered into the following amendments to the Original Cherokee Credit Agreement (collectively, with all amendments, the “Quest Cherokee Credit Agreement”):

•	On April 15, 2008, Quest Energy and Quest Cherokee entered into a First Amendment to Amended and Restated Credit Agreement that, among other things, amended the interest rate and maturity date pursuant to the “market flex” rights contained in the commitment papers related to the Quest Cherokee Credit Agreement.

•	On October 28, 2008, Quest Energy and Quest Cherokee entered into a Second Amendment to Amended and Restated Credit Agreement to amend and/or waive certain of the representations and covenants contained in the Quest Cherokee Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 18, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. (“BP”) or any of its affiliates to be secured by the liens under the credit agreement on a passu basis with the obligations under the credit agreement.

•	On June 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Borrowing Base.   The credit facility under the Quest Cherokee Credit Agreement consists of a three-year $250 million revolving credit facility. Availability under the revolving credit facility is tied to a borrowing base that will be redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves. In addition, Quest Cherokee and RBC each have the right to initiate a redetermination of the borrowing base between each six-month redetermination. As of December 31, 2008, the borrowing base was $190 million, and the amount borrowed under the Quest Cherokee Credit Agreement was $189 million. No amounts were available for borrowing because the remaining $1.0 million was supporting letters of credit issued under the Quest Cherokee Credit Agreement.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million (the “Borrowing Base Deficiency”). In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Energy did not exit were set to market prices at the time. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Energy made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Energy repaid the Borrowing Base Deficiency.

Commitment Fee.   Quest Cherokee will pay a quarterly revolving commitment fee equal to 0.30% to 0.50% (depending on the utilization percentage) of the actual daily amount by which the lesser of the aggregate revolving commitment and the borrowing base exceeds the sum of the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.   Until the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus 4.0% or the base rate plus 3.0%. After the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus a margin ranging from 2.75% to 3.375% (depending on the utilization percentage) or the base

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rate plus a margin ranging from 1.75% to 2.375% (depending on the utilization percentage). The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%.

B.  Second Lien Loan Agreement.

On July 11, 2008, concurrent with the PetroEdge acquisition, Quest Energy and Quest Cherokee entered into a Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement,” together with the Quest Cherokee Credit Agreement, the “Quest Cherokee Agreements”) for a six-month, $45 million term loan. Thereafter the parties entered into the following amendments to the Second Lien Loan Agreement:

•	On October 28, 2008, Quest Energy and Quest Cherokee entered into a First Amendment to Second Lien Senior Term Loan Agreement (the “First Amendment to Second Lien Loan Agreement”) to, among other things, extend the maturity date to September 30, 2009 and to amend and/or waive certain of the representations and covenants contained in the Second Lien Loan Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result or (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 30, 2009, Quest Energy and Quest Cherokee entered into a Second Amendment to the Second Lien Senior Term Loan Agreement that amended a covenant in order to defer until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Payments.   The First Amendment to Second Lien Loan Agreement requires Quest Cherokee to make repayments of principal in quarterly installments of $3.8 million while amounts borrowed under the Second Lien Loan Agreement are outstanding. As of December 31, 2008, $41.2 million was outstanding under the Second Lien Loan Agreement. Quest Energy has made the quarterly principal payments subsequent to that date and management believes that Quest Energy has sufficient capital resources to repay the $3.8 million principal payment due under the Second Lien Loan Agreement on August 15, 2009. Management is currently pursuing various options to restructure or refinance the Second Lien Loan Agreement. There can be no assurance that such efforts will be successful or that the terms of any new or restructured indebtedness will be favorable to Quest Energy and Quest Cherokee.

Interest Rate.   Interest accrues on the term loan at either LIBOR plus 9.0% (with a LIBOR floor of 3.5%) or the base rate plus 8.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.5%, RBC’s prime rate or LIBOR plus 1.25%. Amounts due under the Second Lien Loan Agreement may be prepaid without any premium or penalty, at any time.

Restrictions on Proceeds from Asset Sales.   Subject to certain restrictions, Quest Cherokee and its subsidiaries are required to apply all net cash proceeds from sales of assets that yield gross proceeds of over $5 million to repay the amounts outstanding under the Second Lien Loan Agreement.

Covenants.   Under the terms of the Second Lien Loan Agreement, Quest Energy is required by June 30, 2009 to (i) complete a private placement of its equity securities or debt, (ii) engage one or more investment banks reasonably satisfactory to RBC Capital Markets to publicly sell or privately place common equity securities or debt of Quest Energy, which offering must close prior to August 14, 2009 (the deadline for closing and funding the securities offering may be extended up until September 30, 2009) or (iii) engage RBC Capital Markets to arrange financing to refinance the term loan under the Second Lien Loan Agreement on the prevailing terms in the credit market. Prior to the June 30, 2009 deadline, Quest Energy engaged an investment bank reasonably satisfactory to RBC Capital Markets.

Further, so long as any amounts remain outstanding under the Second Lien Loan Agreement, Quest Energy and Quest Cherokee must be in compliance with a financial covenant that prohibits each of Quest Cherokee, Quest Energy or any of their respective subsidiaries from permitting Available Liquidity (as defined in the Quest Cherokee Agreements) to be less than $14 million at March 31, 2009 and to be less than $20 million at June 30, 2009.

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C.  General Provisions Applicable to Quest Cherokee Agreements.

Restrictions on Distributions and Capital Expenditures.   The Quest Cherokee Agreements restrict the amount of quarterly distributions Quest Energy may declare and pay to its unitholders to not exceed $0.40 per common unit per quarter as long as any amounts remain outstanding under the Second Lien Loan Agreement. The $3.8 million quarterly principal payments discussed above must also be paid before any distributions may be paid and Quest Cherokee’s capital expenditures are limited to $30 million for 2009.

Security Interest.  The Quest Cherokee Credit Agreement is secured by a first priority lien on substantially all of the assets of Quest Energy, Quest Cherokee and QCOS. The Second Lien Loan Agreement is secured by a second priority lien on substantially all of the assets of Quest Energy, Quest Cherokee and QCOS.

The Quest Cherokee Agreements provide that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.   Quest Energy, Quest Cherokee, Quest Energy GP and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of these types. The Quest Cherokee Agreements also contain affirmative and negative covenants that are customary for credit agreements of these types.

The Quest Cherokee Agreements’ financial covenants prohibit Quest Energy, Quest Cherokee and any of their subsidiaries from:

•	permitting the ratio (calculated based on the most recently delivered compliance certificate) of Quest Energy’s consolidated current assets (including the unused availability under the revolving credit facility, but excluding non-cash assets under FAS 133) to consolidated current liabilities (excluding non-cash obligations under FAS 133, asset and asset retirement obligations and current maturities of indebtedness under the Quest Cherokee Credit Agreement) at any fiscal quarter-end to be less than 1.0 to 1.0; provided, however, that current assets and current liabilities will exclude mark-to-market values of swap contracts, to the extent such values are included in current assets and current liabilities;

•	permitting the interest coverage ratio (calculated on the most recently delivered compliance certificate) of adjusted consolidated EBITDA to consolidated interest charges at any fiscal quarter-end to be less than 2.5 to 1.0 measured on a rolling four quarter basis; and

•	permitting the leverage ratio (calculated based on the most recently delivered compliance certificate) of consolidated funded debt to adjusted consolidated EBITDA at any fiscal quarter-end to be greater than 3.5 to 1.0 measured on a rolling four quarter basis.

The Second Lien Loan Agreement contains an additional financial covenant that prohibits Quest Energy, Quest Cherokee, and any of their subsidiaries from permitting the total reserve leverage ratio (ratio of total proved reserves to consolidated funded debt) at any fiscal quarter-end (calculated based on the most recently delivered compliance certificate) to be less than 1.5 to 1.0.

Adjusted consolidated EBITDA is defined in the Quest Cherokee Agreements to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter of Quest Energy, the amount of cash paid to the members of Quest Energy GP’s management group and non-management directors with respect to restricted common units, bonus units and/or phantom units of Quest Energy that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the Quest Cherokee Agreements to mean for Quest Energy and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) acquisition costs required to be expensed under FAS 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Second Lien Loan Agreement) and the related restructuring (which shall be capped at $1,500,000 for purposes of this definition), and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of Quest Energy and its subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interests charges is defined to mean for Quest Energy and its subsidiaries on a consolidated basis, the excess of (i) the sum of (a) all interest, premium payments, fees, charges and related expenses of Quest Energy and its subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of Quest Energy and its subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP over (ii) all interest income for such period.

Consolidated funded debt is defined to mean for Quest Energy and its subsidiaries on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Quest Cherokee Agreements, but excluding all reimbursement obligations relating to outstanding but undrawn letters of credit), (ii) attributable indebtedness pertaining to capital leases, (iii) attributable indebtedness pertaining to synthetic lease obligations, and (iv) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iii) above.

Quest Energy was in compliance with all of its covenants as of December 31, 2008.

Events of Default.   Events of default under the Quest Cherokee Agreements are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, borrowing base deficiencies, and change of control. Under the Quest Cherokee Agreements, a change of control means (i) QRCP fails to own or to have voting control over at least 51% of the equity interest of Quest Energy GP, (ii) any person acquires beneficial ownership of 51% or more of the equity interest in Quest Energy; (iii) Quest Energy fails to own 100% of the equity interests in Quest Cherokee, or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Quest Midstream.  Quest Midstream and its wholly-owned subsidiary, Bluestem, have a separate $135 million syndicated revolving credit facility. On November 1, 2007, Quest Midstream and Bluestem entered into an Amended and Restated Credit Agreement and First Amendment to Amended and Restated Credit Agreement (together, the “Quest Midstream Credit Agreement”) with RBC, as administrative agent and collateral agent, and the lenders party thereto. On October 28, 2008, Quest Midstream and Bluestem entered into a Second Amendment to the Quest Midstream Credit Agreement (the “Quest Midstream Second Amendment”). The Quest Midstream Credit Agreement together with the Quest Midstream Second Amendment are referred to collectively as the “Amended Quest Midstream Credit Agreement.” As of December 31, 2008, the amount borrowed under the Amended Quest Midstream Credit Agreement was $128 million.

The Quest Midstream Second Amendment, among other things, amended and/or waived certain of the representations and covenants contained in the Quest Midstream Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quest Midstream and Bluestem may, from time to time, request an increase in the $135 million commitment by an amount in the aggregate not exceeding $75 million. However, the lenders are under no obligation to increase the revolving credit facility upon such request.

Commitment Fee.   Quest Midstream and Bluestem will pay a quarterly revolving commitment fee equal to 0.375% to 0.50% (depending on the total leverage ratio) on the difference between $135 million and the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.   During the Transition Period (as defined in the Amended Quest Midstream Credit Agreement), interest accrued on the revolving credit facility at either LIBOR plus 4% or the base rate plus 3.0%. After the Transition Period ends, interest accrues at either LIBOR plus a margin ranging from 2.0% to 3.50% (depending on the total leverage ratio) or the base rate plus a margin ranging from 1.0% to 2.5% (depending on the total leverage ratio), at our option. The base rate is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%. The Transition Period ended on March 31, 2009 when Quest Midstream’s audited financial statements for 2008 were delivered to RBC.

Required Prepayment.   If the total leverage ratio is greater than 4.5 to 1.0 for any fiscal quarter ending on or after December 31, 2008, Quest Midstream and Bluestem must prepay the revolving loans in an amount equal to 75% of Excess Cash Flow (as defined in the Amended Quest Midstream Credit Agreement) for such fiscal quarter. Additionally, the lenders’ revolving commitment will be temporarily reduced dollar for dollar by the amount of any such prepayment. Once the total leverage ratio is less than 4.0 to 1.0 at the end of any fiscal quarter, any reductions in the revolving commitments will be reinstated and no further prepayments will be required.

Restrictions on Capital Expenditures and Distributions.   The Amended Quest Midstream Credit Agreement places limitations on capital expenditures for each of Quest Midstream and Bluestem as follows: (i) $5 million for the fourth fiscal quarter of 2008; (ii) $7 million for the first fiscal quarter of 2009; (iii) $7 million for the second fiscal quarter of 2009; (iv) $3 million for the third fiscal quarter of 2009; and (v) $3 million for the fourth fiscal quarter of 2009.

The Amended Quest Midstream Credit Agreement restricts Quest Midstream’s ability to make distributions on its units unless the total leverage ratio is not greater than 4.0 to 1.0 after giving effect to the quarterly distribution.

Security Interest.   The Amended Quest Midstream Credit Agreement is secured by a first priority lien on substantially all of the assets of Quest Midstream and Bluestem and their subsidiaries (including the KPC Pipeline).

The Amended Quest Midstream Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.   Bluestem, Quest Midstream and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of this type. The Amended Quest Midstream Credit Agreement also contains affirmative and negative covenants that are customary for credit agreements of this type.

The Amended Quest Midstream Credit Agreement’s financial covenants prohibit Bluestem, Quest Midstream and any of their subsidiaries from:

•	permitting the interest coverage ratio (ratio of adjusted consolidated EBITDA to consolidated interest charges) on a rolling four quarter basis (calculated based on the most recently delivered compliance certificate), commencing with the fiscal quarter ending December 31, 2007, to be less than 2.50 to 1.00 for any fiscal quarter ending on or prior to December 31, 2008, increasing to 2.75 to 1.00 for each fiscal quarter end thereafter; and

•	permitting the total leverage ratio (ratio of adjusted consolidated funded debt to adjusted consolidated EBITDA) on a rolling four quarter basis (calculated based on the most recently delivered compliance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certificate), commencing with the fiscal quarter ending December 31, 2007 and ending December 31, 2008, to be greater than 5.00 to 1.00, decreasing to 4.50 to 1.00 for each fiscal quarter end thereafter.

Adjusted consolidated EBITDA is defined in the Amended Quest Midstream Credit Agreement to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter of Quest Midstream, the amount of cash paid to the members of Quest Midstream GP’s management group and non-management directors with respect to restricted common units, bonus units and/or phantom units of Quest Midstream that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the Amended Quest Midstream Credit Agreement for Quest Midstream and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining consolidated net income, (v) merger and acquisition costs required to be expensed under FAS 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the Quest Midstream Second Amendment and the related restructuring which are capped at $1,500,000 for purposes of the definition of Consolidated EBITDA and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses related to swap contracts or resulting from accounting convention changes, of Quest Midstream and its subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interest charges is defined to mean for Quest Midstream and its subsidiaries on a consolidated basis, the sum of (i) all interest, premium payments, fees, charges and related expenses of Quest Midstream and its subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest and net of any write-off of debt issuance costs), in each case to the extent treated as interest in accordance with GAAP, and (ii) the portion of rent expense of Quest Midstream and its subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP.

Consolidated net income is defined to mean for Quest Midstream and its subsidiaries on a consolidated basis, the net income or net loss of Quest Midstream and its subsidiaries from continuing operations, excluding: (i) the income (or loss) of any entity other than a subsidiary, except to the extent that any such income has been actually received by Quest Midstream or such subsidiary in the form of cash dividends or similar cash distributions; (ii) extraordinary gains and losses; (iii) any gains or losses attributable to non-cash write-ups or write-downs of assets; (iv) proceeds of any insurance on property, plant or equipment other than business interruption insurance; (v) any gain or loss, net of taxes, on the sale, retirement or other disposition of assets; and (vi) the cumulative effect of a change in accounting principles.

Bluestem and Quest Midstream are required during each calendar year to have at least 15 consecutive days during which there are no revolving loans outstanding for the purpose of financing working capital or funding quarterly distributions of Quest Midstream.

Events of Default.   Events of default under the Amended Quest Midstream Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, and change of control. Under the Quest Midstream Credit Agreement a change of control means (i) QRCP fails to own or to have voting control over, at least 51% of the equity interest of Quest Midstream GP; (ii) any person acquires beneficial ownership of 51% or more of the equity interest in Quest Midstream; (iii) Quest Midstream fails to own 100% of the equity interests in Bluestem or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Quest Midstream was in compliance with all of its covenants as of December 31, 2008.

Subordinated Notes — In December 2003, we issued a five-year $51 million junior subordinated promissory note (the “Original Note”) to ArcLight Energy Partners Fund I, L.P. (“ArcLight”) pursuant to the terms of a note purchase agreement. The Original Note bore interest at 15% per annum and was subordinate and junior in right of payment to the prior payment in full of superior debts. In connection with the purchase of the Original Note, the original limited liability company agreement for Quest Cherokee was amended and restated to, among other things, provide for Class A units and Class B units of membership interest, and ArcLight acquired all of the Class A units of Quest Cherokee in exchange for $100. The existing membership interests in Quest Cherokee owned by our subsidiaries were converted into all of the Class B units. To appropriately determine the fair value of the Class A units, we imputed a discount on the Original Note of approximately $15.4 million. Accordingly, the initial carrying value of the Original Note was $35.6 million. The $15.4 million value allocated to the Class A units was recorded as noncontrolling interest in Quest Cherokee in our consolidated financial statements.

During 2005, Quest Cherokee and ArcLight amended and restated the note purchase agreement to provide for the issuance to ArcLight of up to $15 million of additional 15% junior subordinated promissory notes (the “Additional Notes” and together with the Original Notes, the “Subordinated Notes”) pursuant to the terms of an amended and restated note purchase agreement and issued $15 million of Additional Notes to ArcLight.

In November 2005, we paid approximately $84 million to repurchase the Subordinated Notes and accrued interest and $26.1 million to repurchase the Class A units of Quest Cherokee. In connection with this transaction, a loss on extinguishment of debt of approximately $12.4 million was recognized representing the remaining debt discount on the Subordinated Notes as of the date of the repurchase. The excess of the amount paid to repurchase the Class A units of Quest Cherokee over the minority interest (approximately $10.7 million) was allocated to oil and gas properties and pipeline assets under the provisions of SFAS 141. Additionally, the Company wrote-off $0.8 million in deferred loan costs related to the Original Note.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Property

Oil and gas properties, pipeline assets and other property and equipment were comprised of the following as of December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Oil and gas properties under the full cost method of accounting:
Properties being amortized	$299,629	$380,033	$288,646
Properties not being amortized	10,108	7,986	8,108

Total oil and gas properties, at cost	309,737	388,019	296,754
Less: accumulated depletion, depreciation and amortization	(137,200)	(87,066)	(55,476)

Oil and gas properties, net	$172,537	$300,953	$241,278

Pipeline assets, at cost	$333,966	$306,317	$132,715
Less: accumulated depreciation	(23,527)	(11,791)	(6,061)

Pipeline assets, net	$310,439	$294,526	$126,654

Other property and equipment at cost	$33,994	$27,712	$21,115
Less: accumulated depreciation	(10,131)	(6,207)	(4,435)

Other property and equipment, net	$23,863	$21,505	$16,680

As of December 31, 2008, the Company’s net book value of oil and gas properties exceeded the full cost ceiling. Accordingly, a provision for impairment was recognized in the fourth quarter of 2008 of $298.9 million. The provision for impairment was primarily attributable to declines in the prevailing market prices of oil and gas at the measurement date and revisions of reserves due to further technical analysis and production of gas during 2008. See Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited).

Depreciation on pipeline assets and other property and equipment is computed on the straight-line basis over the following estimated useful lives:

Pipelines	15 to 40 years
Buildings	25 years
Machinery and equipment	10 years
Software and computer equipment	3 to 5 years
Furniture and fixtures	10 years
Vehicles	7 years

For the years ended December 31, 2008, 2007, 2006 and 2005, depletion, depreciation and amortization expense (excluding impairment amounts discussed above) on oil and gas properties amounted to $50.4 million, $31.7 million, $22.4 million and $19.4 million, respectively; depreciation expense on pipeline assets amounted to $16.2 million, $5.8 million, $2.5 million and $1.4 million, respectively; and depreciation expense on other property and equipment amounted to $3.8 million, $2.3 million, $2.1 million and $1.4 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Noncontrolling Interests

A rollforward of noncontrolling interest balances related to QRCP’s investments in Quest Energy and Quest Midstream for the periods indicated is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006

Quest Energy:
Beginning of year	$145,364	$—	$—
Contributions, net	—	151,025	—
Distributions	(13,438)	—	—
Noncontrolling interest in earnings (loss)	(73,295)	(5,661)	—
Stock compensation expense related to QELP unit-based awards	35	—	—

End of year	$58,666	$145,364	$—

Quest Midstream:
Beginning of year	$152,021	$84,173	$—
Contributions, net	—	73,424	84,187
Distributions	(7,629)	(9,470)	—
Noncontrolling interest in earnings (loss)	1,027	2,757	(14)
Stock compensation expense related to QMLP unit-based awards	451	1,137	—

End of year	$145,870	$152,021	$84,173

Total noncontrolling interest at end of year	$204,536	$297,385	$84,173

Quest Energy

During November 2007, QELP completed its initial public offering of 9,100,000 common units (representing a 42.1% limited partner interest) for net proceeds of $151.3 million ($163.8 million less $12.5 million for underwriting discounts, structuring fees and offering costs). QELP was formed by Quest to own, operate, acquire and develop Quest’s oil and gas production operations in the Cherokee Basin. Quest contributed assets to QELP in exchange for an aggregate 55.9% limited partner interest (consisting of common and subordinated limited partner units) in QELP, a 2% general partner interest and incentive distribution rights (IDRs). IDRs entitle the holder to specified increasing percentages of cash distributions as QELP’s per-unit cash distributions increase. In addition, Quest maintains control over the assets owned by QELP through sole indirect ownership of the general partner interests. Net proceeds from the offering were used to refinance a portion of the existing debt secured by the assets contributed to QELP.

The QELP common units have preference over the subordinated units with respect to cash distributions. Accordingly, all proceeds from the sale of the common units were recorded as noncontrolling interest on the consolidated balance sheet. The subordinated units will convert into an equal number of common units upon termination of the subordination period. Generally, the subordination period will end when either:

(i) QELP has paid at least $0.40 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive non-overlapping four-quarter periods ending on or after December 31, 2012; or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii) QELP has paid at least $0.50 per quarter on each outstanding common unit, subordinated unit and general partner unit for any two consecutive non-overlapping four-quarter periods ending on or after December 31, 2010; or

(iii) if the unitholders remove QELP’s general partner other than for cause and units held by its general partner and its affiliates are not voted in favor of such removal.

The results of operations and financial position of QELP are included in our consolidated financial statements. The portion of QELP’s results of operations that is attributable to common units held by the public (units not held by Quest) is recorded as noncontrolling interests.

Pursuant to the terms of its partnership agreement, QELP is required to pay a minimum quarterly distribution of $0.40 per unit to the extent it has sufficient cash available for distribution. During 2008, QELP paid the following distributions:

First Quarter	—	$0.41	per unit on all outstanding units
Second Quarter	—	$0.43	per unit on all outstanding units
Third Quarter	—	$0.40	per unit on only the common units and a proportionate distribution on the general partner units
Fourth Quarter	—	$0

No distributions may be made to the subordinated unitholders until minimum quarterly distributions to the common unitholders, plus any arrearages, have been made.

Quest Midstream

During 2006, QMLP was formed by Quest to own, operate, acquire and develop midstream assets. Quest transferred pipeline assets and certain associated liabilities to QMLP as a capital contribution in exchange for 4,900,000 Class B subordinated units and 35,134 Class A subordinated units, which currently represents an aggregate 35.69% limited partner interest in QMLP, as well as an 85% interest in the general partner of QMLP, which owns a 2% general partner interest and incentive distribution rights. The IDRs entitle the holder to specified increasing percentages of cash distributions as QMLP’s per-unit cash distributions increase. At the same time, QMLP issued 4,864,866 common units to private investors for net proceeds of $84.2 million ($90 million less $5.8 million for placement fees and offering costs).

In November 2007, QMLP completed the purchase of the KPC Pipeline for a purchase price of approximately $133 million in cash, subject to adjustment for working capital at closing, and assumed liabilities of approximately $1.2 million. In connection with this acquisition, QMLP issued 3,750,000 common units to private investors for approximately $75 million of gross proceeds ($73.6 million after offering costs). As a result of these two issuances, private investors currently own an approximate 62.31% limited partner interest in QMLP. Quest maintains control over the assets owned by QMLP through its majority ownership interest in QMLP’s general partner.

The QMLP common units have preference over the subordinated units with respect to cash distributions. Accordingly, all proceeds from the sale of the common units were recorded as noncontrolling interest on the consolidated balance sheet. The subordinated units will convert into an equal number of common units upon termination of the subordination period. Generally, the subordination period will end when either:

(i) QMLP has paid at least $0.425 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive non-overlapping four quarter periods ending on or after December 22, 2013; or

(ii) if the QMLP unitholders remove its general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations and financial position of QMLP are included in our consolidated financial statements. The portion of QMLP’s results of operations that is attributable to common units held by the private investors (units we do not hold) is recorded as noncontrolling interests.

Pursuant to the terms of its partnership agreement, QMLP is required to pay a minimum quarterly distribution to the common unitholders of $0.425 per unit to the extent it has sufficient cash available for distribution. During 2008, QMLP paid the following distributions:

First Quarter	—	$0.425	per unit on only the common units and a proportionate distribution on the general partner units
Second Quarter	—	$0.425	per unit on only the common units and a proportionate distribution on the general partner units
Third Quarter	—	$0
Fourth Quarter	—	$0

No distribution may be made to the subordinated unitholders until minimum quarterly distributions to the common unitholders, plus any arrearages, have been made.

Note 7 — Derivative Financial Instruments

We are exposed to commodity price and interest rate risk, and management believes it prudent to periodically reduce our exposure to cash-flow variability resulting from this volatility. Accordingly, we enter into certain derivative financial instruments in order to manage exposure to commodity price risk inherent in the Company’s oil and gas production operations. Specifically, we utilize futures, swaps and options. Futures contracts and commodity swap agreements are used to fix the price of expected future oil and gas sales at major industry trading locations, such as Henry Hub, Louisiana for gas and Cushing, Oklahoma for oil. Basis swaps are used to fix or float the price differential between the price of gas at Henry Hub and various other market locations. Options are used to fix a floor and a ceiling price (collar) for expected future oil and gas sales. Derivative financial instruments are also used to manage commodity price risk inherent in customer pricing requirements and to fix margins on the future sale of natural gas. Interest rate swaps are used to fix or float interest rates attributable to the Company’s existing or anticipated indebtedness.

Settlements of any exchange-traded contracts are guaranteed by the New York Mercantile Exchange (NYMEX) or the Intercontinental Exchange and are subject to nominal credit risk. Over-the-counter traded swaps, options and physical delivery contracts expose us to credit risk to the extent the counterparty is unable to satisfy its settlement commitment. We monitor the creditworthiness of each counterparty and assess the impact, if any, on fair value. In addition, we routinely exercise our contractual right to net realized gains against realized losses when settling with our swap and option counterparties.

Interest Rate Derivatives  In the past, the Company has entered into interest rate derivatives to mitigate its exposure to fluctuations in interest rates on variable rate debt. These instruments were not designated as hedges and, therefore, were recorded in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occurred.

Commodity Derivatives  At December 31, 2008, 2007 and 2006, QELP was a party to derivative financial instruments in order to manage commodity price risk associated with a portion of our expected future sales of our oil and gas production. None of these derivative instruments have been designated as hedges. Accordingly, we record all derivative instruments in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occur. Both realized and unrealized gains and losses associated with derivative financial instruments are currently recognized in other income (expense) as they occur.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gains and losses associated with derivative financial instruments related to gas and oil production were as follows for the years ended December 31, 2008, 2007, 2006 and 2005 (in thousands):

	2008	2007	2006	2005

Realized gain (loss)	$(6,388)	$7,279	$(17,712)	$(26,964)
Unrealized gain (loss)	72,533	(5,318)	70,402	(46,602)

Total gain (loss) from derivative financial instruments	$66,145	$1,961	$52,690	$(73,566)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to oil and gas derivative contracts as of December 31, 2008:

	Year Ending December 31,
	2009	2010	2011	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	14,629,200	12,499,060	2,000,004	2,000,004	31,128,268
Weighted-average fixed price per Mmbtu	$7.78	$7.42	$8.00	$8.11	$7.67
Fair value, net	$38,107	$14,071	$2,441	$2,335	$56,954
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	750,000	630,000	3,549,996	3,000,000	7,929,996
Ceiling	750,000	630,000	3,549,996	3,000,000	7,929,996
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$10.00	$7.39	$7.03	$7.79
Ceiling	$15.00	$13.11	$9.88	$7.39	$9.52
Fair value, net	$3,630	$1,875	$3,144	$2,074	$10,723
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,379,200	13,129,060	5,550,000	5,000,004	39,058,264
Weighted-average fixed price per Mmbtu	$7.94	$7.55	$7.61	$7.44	$7.70
Fair value, net	$41,737	$15,946	$5,585	$4,409	$67,677

Crude Oil Swaps:
Contract volumes (Bbl)	36,000	30,000	—	—	66,000
Weighted-average fixed per Bbl	$90.07	$87.50	$—	$—	$88.90
Fair value, net	$1,246	$666	$—	$—	$1,912

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to gas derivative contracts as of December 31, 2007:

	Year Ending
	December 31,
	2008	2009	2010	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	8,595,876	12,629,365	10,499,225	—	31,724,466
Weighted-average fixed price per Mmbtu	$6.39	$7.70	$7.31	$—	$7.22
Fair value, net	$1,517	$1,721	$(4,565)	$—	$(1,327)
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	7,027,566	—	—	—	7,027,566
Ceiling	7,027,566	—	—	—	7,027,566
Weighted-average fixed price per Mmbtu:
Floor	$6.54	$—	$—	$—	$6.54
Ceiling	$7.53	$—	$—	$—	$7.53
Fair value, net	$(1,617)	$—	$—	$—	$(1,617)
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,623,442	12,629,365	10,499,225	—	38,752,032
Weighted-average fixed price per Mmbtu	$6.46	$7.70	$7.31	$—	$7.09
Fair value, net	$(100)	$1,721	$(4,565)	$—	$(2,944)

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to natural gas derivative contracts as of December 31, 2006:

	Year Ending
	December 31,
	2007	2008	2009	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	2,353,885	—	—	—	2,353,885
Weighted-average fixed price per Mmbtu	$7.20	$—	$—	$—	$7.20
Fair value, net	$2,107	$—	$—	$—	$2,107
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	8,432,595	7,027,566	—	—	15,460,161
Ceiling	8,432,595	7,027,566	—	—	15,460,161
Weighted-average fixed price per Mmbtu:
Floor	$6.63	$6.54	$—	$—	$6.59
Ceiling	$7.54	$7.53	$—	$—	$7.54
Fair value, net	$3,512	$(2,856)	$—	$—	$656
Natural Gas Basis Swaps:
Contract volumes (Mmbtu)	1,825,000	1,464,000	—	—	3,289,000
Weighted-average fixed price	$(1.15)	$(1.03)	$—	$—	$(1.10)
Fair value, net	$(389)	$—	$—	$—	$(389)
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	10,786,480	7,027,566	—	—	17,814,046
Weighted-average fixed price per Mmbtu	$6.75	$6.54	$—	$—	$6.67
Fair value, net	$5,230	$(2,856)	$—	$—	$2,374

Note 8 — Financial Instruments

The Company’s financial instruments include commodity derivatives, debt, cash, receivables and payables. The carrying value of the Company’s debt approximates fair value as of December 31, 2008, 2007 and 2006. The carrying amount of cash, receivables and accounts payable approximates fair value because of the short-term nature of those instruments.

Fair Value — The following table sets forth, by level within the fair value hierarchy, our assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

				Netting and
	Level	Level	Level	Cash	Total Net Fair
At December 31, 2008	1	2	3	Collateral*	Value

Derivative financial instruments — assets	$—	$8,866	$64,883	$(4,160)	$69,589
Derivative financial instruments — liabilities	$—	$(224)	$(3,936)	$4,160	$—

Total	$—	$8,642	$60,947	$—	$69,589

*	Amounts represent the effect of legally enforceable master netting agreements between the Company and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparties.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Risk management assets and liabilities in the table above represent the current fair value of all open derivative positions, excluding those derivatives designated as NPNS. We classify all of these derivative instruments as “Derivative financial instrument assets” or “Derivative financial instrument liabilities” in our consolidated balance sheets.

In order to determine the fair value amounts presented above, we utilize various factors, including market data and assumptions that market participants would use in pricing assets or liabilities as well as assumptions about the risks inherent in the inputs to the valuation technique. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and parental guarantees), but also the impact of our nonperformance risk on our liabilities. We utilize observable market data for credit default swaps to assess the impact of non-performance credit risk when evaluating our assets from counterparties.

In certain instances, we may utilize internal models to measure the fair value of our derivative instruments. Generally, we use similar models to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the assets or liabilities, and market-corroborated inputs, which are inputs derived principally from or corroborated by observable market data by correlation or other means.

The following table sets forth a reconciliation of changes in the fair value of risk management assets and liabilities classified as Level 3 in the fair value hierarchy (in thousands):

Year Ended
December 31,
2008

Balance at beginning of year	$3,444
Realized and unrealized gains included in earnings	68,038
Purchases, sales, issuances, and settlements	(10,535)
Transfers into and out of Level 3	—

Balance as of December 31, 2008	$60,947

Note 9 — Asset Retirement Obligations

The following table describes the changes to the Company’s assets retirement liability for the years ending December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Asset retirement obligations at beginning of year	$2,938	$1,410	$1,150
Liabilities incurred	134	178	175
Liabilities settled	(22)	(7)	(7)
Acquisition of KPC pipeline	—	1,194	—
Acquisition of PetroEdge	2,193	—	—
Accretion	388	163	92
Revisions in estimated cash flows	291	—	—

Asset retirement obligations at end of year	$5,922	$2,938	$1,410

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Stockholders’ Equity

Stockholders’ Rights Plan — On May 31, 2006, the board of directors of QRCP declared a dividend distribution of one right for each share of common stock of QRCP, and the dividend was distributed on June 15, 2006. The rights are governed by a Rights Agreement, dated as of May 31, 2006, between QRCP and Computershare (formerly UMB Bank, n.a.). Pursuant to the Rights Agreement, each right entitles the registered holder to purchase from QRCP one one-thousandth of a share (“Unit”) of Series B Junior Participating Preferred Stock, $0.001 par value per share, at a purchase price of $75.00 per Unit. The rights, however, will not become exercisable unless and until, among other things, any person acquires 15% or more of the outstanding shares of common stock of QRCP. If a person acquires 15% or more of the outstanding stock of QRCP (subject to certain exceptions more fully described in the Rights Agreement), each right will entitle the holder (other than the person who acquired 15% or more of the outstanding common stock) to purchase common stock of QRCP having a value equal to twice the exercise price of a right. The rights are redeemable under certain circumstances at $0.001 per right and will expire, unless earlier redeemed, on May 31, 2016.

Stock Awards — Under the 2005 Omnibus Stock Award Plan (as amended) (the “Plan”) there are available for issuance 2,700,000 shares of QRCP’s Common Stock. The Shares that have been granted are subject to pro rata vesting which ranges from 0 to 4 years. During this vesting period, the fair value of the stock awards granted is recognized pro rata as compensation expense in general and administrative expenses. For the years ended December 31, 2008, 2007, 2006 and 2005, QRCP recognized $1.9 million, $6.1 million, $1.0 million and $1.2 million, of compensation expense related to stock awards. A summary of changes in the non-vested restricted shares for the years ending December 31, 2008, 2007 and 2006 is presented below:

		Weighted
	Number of	average
	non-vested	grant-date
	restricted shares	fair value

Non-vested restricted shares at December 31, 2005	108,000	$10.00
Granted	75,000	8.95
Vested	(62,000)	11.73
Forfeited	(4,000)	10.00

Non-vested restricted shares at December 31, 2006	117,000	$9.43
Granted	1,192,968	8.71
Vested	(222,472)	9.21
Forfeited	(5,621)	8.67

Non-vested restricted shares at December 31, 2007	1,081,875	$8.69
Granted(a)	405,362 (a)	7.50
Vested	(470,912)	8.28
Forfeited	(533,949)	8.75

Non-vested restricted shares at December 31, 2008	482,376	$8.01

(a)	Includes 140,000 stock options converted to 70,000 restricted shares during the year.

As of December 31, 2008, total unrecognized stock-based compensation expense related to non-vested restricted shares was $1.6 million, which is expected to be recognized over a weighted average period of approximately 1.28 years.

Stock Options — The Plan also provides for the granting of options to purchase shares of QRCP’s common stock. QRCP has granted stock options to employees and non-employees under the Plan. The options expire 10 years following the date of grant and have a weighted average remaining life of 8.78 years.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of changes in stock options outstanding during the years ending December 31, 2008, 2007, and 2006 is presented below:

		Weighted average
	Stock	exercise price per
	options	share

Options outstanding at December 31, 2004	—	$—
Granted	250,000	10.00
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2005	250,000	10.00

Granted	—	—
Exercised	—	—
Forfeited	(100,000)	10.00

Options outstanding at December 31, 2006	150,000	10.00

Granted	100,000	10.05
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2007	250,000	10.00

Granted	300,000	0.63
Exercised	(10,000)	10.05
Converted	(140,000)	10.03

Options outstanding at December 31, 2008	400,000	2.98

Options exercisable at December 31, 2008	250,000	$4.38

The weighted average grant date fair value of stock options granted during 2008, 2007 and 2005 were $0.54, $7.96, and $7.40, respectively.

The weighted average remaining term of options outstanding and options exercisable at December 31, 2008 was 9.10 and 8.68 years, respectively. Options outstanding and options exercisable at December 31, 2008 had no aggregate intrinsic value.

QRCP determines the fair value of stock option awards using the Black-Scholes option pricing model. The expected life of the option is estimated based upon historical exercise behavior. The expected forfeiture rate was estimated based upon historical forfeiture experience. The volatility assumption was estimated based upon expectations of volatility over the life of the option as measured by historical and implied volatility. The risk-free interest rate was based on the U.S. Treasury rate for a term commensurate with the expected life of the option. The dividend yield was based upon a 12-month average dividend yield. QRCP used the following weighted-average

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions to estimate the fair value of stock options granted during the years ending December 31, 2008, 2007 and 2005:

	2008	2007	2005

Expected option life — years	10	10	10
Volatility	69.8%	61.1%	59.6%
Risk-free interest rate	5.42%	5.35%	5.32%
Dividend yield	—	—	—
Fair value	$0.41-$0.61	$7.96	$7.40

For the years ended December 31, 2008, 2007, 2006 and 2005, we recognized $0.2 million, $0.5 million, $0.2 million and $0.5 million of compensation expense related to stock options. As of December 31, 2008, there was $0.2 million of total unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 1.38 years.

During 2008, we converted 140,000 stock options held by certain directors into 70,000 shares of unvested restricted stock. As a result, we recognized additional compensation expense of $0.1 million for the year ended December 31, 2008.

Earnings (Loss) per Share — A reconciliation of the numerator and denominator used in the basic and diluted per share calculations for the years ending December 31, 2008, 2007, 2006 and 2005, is as follows (in thousands):

	2008	2007	2006	2005

Basic earnings per share:
Net income (loss) available to common shareholders	$(167,384)	$(44,154)	$29,508	$(95,885)
Shares:
Weighted average number of common shares outstanding	27,011	22,379	22,119	8,352

Basic earnings (loss) per share:
Total basic earnings (loss) per share	$(6.20)	$(1.97)	$1.33	$(11.48)

Diluted earnings per share:
Net income (loss) available to common shareholders	$(167,384)	$(44,154)	$29,508	$(95,885)
Shares:
Weighted average common shares and common stock equivalents	27,011	22,379	22,130	8,352

Diluted earnings (loss) per share:
Total diluted earnings (loss) per share	$(6.20)	$(1.97)	$1.33	$(11.48)

Because we have reported a net loss in the years ended December 31, 2008, 2007 and 2005, restricted stock awards covering 871,344; 781,540; and 25,545 common shares, respectively, and the effect of outstanding options to purchase 193,288; 188,082; and 54,110 common shares, respectively, were excluded from the computation of net loss per share because their effect would have been antidilutive.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Income Taxes

Because we have recorded a full valuation allowance against our net deferred tax assets, federal and state income tax expense, both current and deferred, was zero for the years ended December 31, 2008, 2007, 2006 and 2005.

A reconciliation of federal income taxes at the statutory federal rates to our actual provision for income taxes for the years ended December 31, 2008, 2007, 2006 and 2005 are as follows (in thousands):

	2008	2007	2006	2005

Income tax expense (benefit) at statutory rate	$(58,584)	$(15,454)	$10,328	$(33,556)
State income tax expense (benefit), net of federal	(3,789)	(956)	620	(2,341)
Carryover depletion in excess of cost	—	—	(736)	(525)
Other	300	752	(51)	(1,941)
Change in valuation allowance	62,073	15,658	(10,161)	38,363

Total tax expense (benefit)	$—	$—	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred assets will not be realized based on the weight of all available evidence. Based on the negative evidence that existed as of each reporting period, we recorded a full valuation allowance against our net deferred tax asset as of December 31, 2008, 2007, 2006 and 2005.

Deferred tax assets and liabilities as of December 31, 2008, 2007, 2006 and 2005 were as follows (in thousands):

	2008	2007	2006	2005

Current deferred income tax assets:
Commodity derivative expense recorded for book, not for tax	$—	$—	$3,310	$15,765
Accrued liabilities	219	749		117
Allowance for bad debts	78	79	70	53
Unearned revenue	236	111	167	75

Total current deferred income tax assets	533	939	3,547	16,010

Noncurrent deferred income tax assets:
Commodity derivative expense recorded for books, not for tax	—	—	4,055	9,809
Accrued liabilities	—	—	526	429
Partnership basis differences	7,401	—	—	—
Property and equipment basis differences	18,434	—	—	—
Net operating loss carryforwards	72,635	61,577	38,239	22,314
Other tax credit carryforwards	4,352	2,164	2,164	1,379
Misappropriation of assets	3,728	3,728	2,982	746
Other expense recorded for books, not for tax	1,320	1,997	494	334

Total noncurrent deferred income tax assets	107,870	69,466	48,460	35,011

Total deferred income tax assets	108,403	70,405	52,007	51,021

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008	2007	2006	2005

Current deferred income tax liabilities:
Commodity derivative income recorded for books, not for tax	—	—	(5,259)	(18)
Other	—	—	(539)

Total current deferred income tax liabilities	—	—	(5,798)	(18)

Noncurrent deferred income tax liabilities:
Commodity derivative income recorded for books, not for tax	—	—	(2,990)	(198)
Partnership basis differences	—	(21,542)	(4,790)	—
Property and equipment basis differences	—	(2,533)	(7,757)	(9,973)

Total noncurrent deferred income tax liabilities	—	(24,075)	(15,537)	(10,171)

Total deferred income tax liabilities	—	(24,075)	(21,335)	(10,189)

Net deferred income tax assets	108,403	46,330	30,672	40,832
Valuation allowance	(108,403)	(46,330)	(30,672)	(40,832)

Total deferred tax asset (liability)	$—	$—	$—	$—

We have net operating loss (“NOL”) carryforwards of approximately $195 million at December 31, 2008 that are available to reduce future U.S. taxable income. If not utilized, such carryforwards will expire from 2021 through 2026.

Our ability to utilize NOL carryforwards to reduce future federal taxable income and federal income tax of the Company is subject to various limitations under the Internal Revenue Code of 1986, as amended (the “Code”). The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the issuance or exercise of rights to acquire stock, the purchase or sale of stock by 5% stockholders, as defined in the Treasury regulations, and the offering of stock of the QRCP during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of QRCP.

QRCP completed a private placement of its common stock on November 14, 2005. In connection with this offering, 15,258,144 shares of common stock were issued. This issuance may constitute an “owner shift” as defined in the Regulations under 1.382-2T. This event will subject approximately $40 million of NOL’s to limitations under Section 382 of the Code. The current annual limitation on NOL’s incurred prior to the owner shift is expected to be approximately $4 million. NOL’s incurred after November 14, 2005 through December 31, 2008 are not currently limited.

FIN 48 provides guidance for recognizing and measuring uncertain tax positions. We file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Tax years 2001 to present remain open for the majority of taxing authorities due to NOL utilization. Our policy is to recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense. We have no amounts recorded for unrecognized tax benefits.

Note 12 — Commitments and Contingencies

Litigation — We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. We record a liability related to our legal proceedings and claims when we have determined that it is probable that we will be obligated to pay and the related amount can be reasonably estimated. Except for those legal proceedings listed below, we believe there are no pending legal proceedings in which we are currently involved which, if adversely determined, could have a material adverse effect on our financial position,

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results of operations or cash flow. We intend to defend vigorously against the claims described below. We are unable to predict the outcome of these proceedings or reasonably estimate a range of possible loss that may result.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M U.S., District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma against the Company, Quest Energy Partners, L.P., and Quest Energy GP, LLC and certain of our current and former officers and directors. The complaints were filed by certain stockholders on behalf of themselves and other stockholders who purchased our common stock between May 2, 2005 and August 25, 2008 and Quest Energy common units between November 7, 2007 and August 25, 2008. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of the Company to entities controlled by the Company’s former chief executive officer, Mr. Jerry D. Cash. The complaints also allege that, as a result of these actions, our stock price and the unit price of Quest Energy was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. Various individual plaintiffs have filed multiple rounds of motions seeking appointment as lead plaintiff, however the court has not yet ruled on these motions and appointed a lead plaintiff. Once a lead plaintiff is appointed, the lead plaintiff must file a consolidated amended complaint within 60 days after being appointed. No further activity is expected in the purported class action until a lead plaintiff is appointed and an amended consolidated complaint is filed. The Company, Quest Energy and Quest Energy GP intend to defend vigorously against plaintiffs’ claims.

Federal Derivative Case

James Stephens, derivatively on behalf of nominal defendant Quest Resource Corporation. v. William H. Damon III, Jerry Cash, David Lawler, David E. Grose, James B. Kite Jr., John C. Garrison and Jon H. Rateau, Case No. 08-cv-1025-M, U.S. District Court for the Western District of Oklahoma, filed September 25, 2008

On September 25, 2008 a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on our behalf, entitled James Stephens, derivatively on behalf on nominal defendant Quest Resource Corporation v. William H. Damon III, Jerry Cash, David Lawler, David E. Grose, James B. Kite Jr., John C. Garrison and Jon H. Rateau, Case No. 08-cv-1025-M. The complaint names certain of our current and former officers and directors as defendants. The factual allegations mirror those in the purported class actions described above, and the complaint asserts claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of corporate assets, and unjust enrichment. The complaint seeks disgorgement, costs, expenses, and equitable and/or injunctive relief. On October 16, 2008, the court stayed this case pending the court’s ruling on any motions to dismiss the class action claims. The Company intends to defend vigorously against these claims.

State Court Derivative Cases

Tim Bodeker, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, Bob G. Alexander, David C. Lawler, James B. Kite, John C. Garrison, Jon H. Rateau and William H. Damon III, Case No. CJ-2008-9042, in the District Court of Oklahoma County, State of Oklahoma, filed October 8, 2008

William H. Jacobson, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, David C. Lawler, James B. Kite, Jon H. Rateau, Bob G. Alexander, William H. Damon III, John C. Garrison, Murrell, Hall, McIntosh & Co., LLP, and Eide Bailly, LLP, Case No. CJ-2008-9657, in the District Court of Oklahoma County, State of Oklahoma, filed October 27, 2008

Amy Wulfert, derivatively on behalf of nominal defendant Quest Resource Corporation, v. Jerry D. Cash, David C. Lawler, Jon C. Garrison, John H. Rateau, James B. Kite Jr., William H. Damon III, David E. Grose, N. Malone Mitchell III, and Bryan Simmons, Case No. CJ-2008-9042 — consolidated December 30, 2008, in the District Court of Oklahoma County, State of Oklahoma (Original Case No. CJ-2008-9624, filed October 24, 2008)

The factual allegations in these petitions mirror those in the purported class actions discussed above. All three petitions assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, and unjust enrichment. The Jacobson petition also asserts claims against the two auditing firms named in that suit for professional negligence and aiding and abetting the director defendants’ breaches of fiduciary duties. The Wulfert petition also asserts a claim against Mr. Bryan Simmons for aiding and abetting Messrs. Cash’s and Grose’s breaches of fiduciary duties. The petitions seek damages, costs, expenses, and equitable relief. On November 12, 2008, the parties to these lawsuits filed a motion to consolidate the actions and appoint lead counsel. The court has not yet ruled on this motion. Under the proposed order, the defendants need not respond to the individual petitions. Once the actions are consolidated, the proposed order provides that counsel for the parties shall meet and confer, within thirty days from the date of the entry of the order, regarding the scheduling of the filing of a consolidated derivative petition and the defendants’ responses to that petition. The Company intends to defend vigorously against plaintiffs’ claims.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC Case No. 07-1225-MLB in the U.S. District Court, District of Kansas, filed August 6, 2007

Quest Cherokee was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee has answered the complaint and denied plaintiffs’ claims. Discovery in that case is ongoing. Quest Cherokee intends to defend vigorously against these claims.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, in the District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

Quest Cherokee Oilfield Service, LLC (“QCOS”) has been named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. Various motions for summary judgment have been filed and denied by the court. It is expected that the court will set this matter for trial in Fall 2009. QCOS intends to defend vigorously against plaintiffs’ claims.

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al, CJ-2009-1078, in the District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

QCOS has been named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed above. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. QCOS will vigorously defend the declaratory action.

Environmental Matters — As of December 31, 2008, there were no known environmental or regulatory matters related to our operations which are reasonably expected to result in a material liability to us. Like other oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Operating Lease Commitments — We have a leasing agreement for pipeline capacity that includes renewal options and options to increase capacity, which would also increase rentals. The initial term of this lease began June 1, 1992 and ended October 31, 2009.

We have lease agreements to obtain natural gas compressors as and when required. Terms of the leases on the gas compressors call for a minimum obligation of one year and are month to month thereafter.

In addition, we have operating leases for office space, warehouse facilities and office equipment expiring in various years through 2017.

Future minimum rental payments under all non-cancelable operating leases as of December 31, 2008, were as follows (in thousands):

Year ending December 31,
2009	$4,050
2010	1,553
2011	1,524
2012	1,240
2013	1,085
Thereafter	2,690

Total minimum lease obligations	$12,142

Total rental expense under operating leases was approximately $17.2 million, $10.3 million, $7.4 million, and $5.6 million for the years ended December 31, 2008, 2007, 2006 and 2005, respectively. Included in 2008 are $3.1 million of expenses for the pipeline capacity lease discussed above.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Advisor Contracts — In October 2008, Quest Midstream GP engaged a financial advisor in connection with the review of Quest Midstream’s strategic alternatives. Under the terms of the agreement, the financial advisor received an advisory fee of $250,000 in October 2008 and is entitled to additional monthly advisory fees of $75,000 from December 2008 through September 2009, that is due ($750 thousand in arrearages) on October 1, 2009. In addition, the financial advisor is entitled to fees ranging from $2.0 million to $4.0 million, reduced by 50% of the advisory fees previously paid by Quest Midstream, depending on whether or not certain transactions occur. During 2008, the Company recorded $0.3 million of expense relating to this agreement.

In October 2008, QRCP engaged a financial advisor with respect to a review of its strategic alternatives. Under the terms of the agreement, the financial advisor receives a monthly retention fee of $150,000 per month. The financial advisor is entitled to fees, which are not currently estimable, if certain transactions occur. During 2008, QRCP recorded $0.3 million of expense relating to this agreement.

In January 2009, Quest Energy GP engaged a financial advisor to QELP in connection with the review of QELP’s strategic alternatives. Under the terms of the agreement, the financial advisor received a one-time advisory fee of $50,000 in January 2009 and is entitled to additional monthly advisory fees of $25,000 for a minimum period of six months payable on the last day of the month beginning January 31, 2009. In addition, the financial advisor was entitled to inestimable fees if certain transactions occur.

Note 13 — Other Assets

Intangible Assets — Balances for the contract-related intangibles acquired in the KPC Pipeline acquisition were as follows as of December 31, 2008 (in thousands):

Gross carrying amount	$9,934
Accumulated amortization	4,340

Net carrying amount	$5,594

These intangibles are recorded in Other Assets and are being amortized over the term of the related contracts, which range from one to ten years. Amortization expense in 2008 amounted to $4.3 million. Projected amortization expense over the next five years is expected to be $3.8 million, $0.5 million, $0.5 million, $0.5 million and $0.5 million. The weighted average amortization period is 2.4 years.

Deferred Financing Costs — The remaining unamortized deferred financing costs at December 31, 2008, 2007 and 2006 were $8.1 million, $8.5 million and $9.5 million, respectively, and are being amortized over the life of the related credit facilities. In November 2007, the credit facilities with Guggenheim Corporate Funding, LLC were repaid, resulting in a charge of $9.0 million in unamortized loan fees and $4.1 million in prepayment penalties which are included with interest expense in 2007.

Deposits — The balance of long-term deposits at December 31, 2008 and 2006 was $1.3 million and $0.2 million, respectively. There were no long-term deposits at December 31, 2007.

Note 14 — Supplemental Cash Flow Information

	Year Ended December 31,
	2008	2007	2006	2005
	(in thousands)

Cash paid for interest	$21,813	$32,884	$20,940	$10,315
Cash paid for income taxes	$—	$—	$—	$—

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,
	2008	2007	2006	2005
	(in thousands)

Accrued purchases of property and equipment	$1,492	$861	$1,305	$328
Accrued distributions — QMP	$—	$3,600	$—	$—
Accrued distributions — QEP	$—	$—	$—	$—

Note 15 — Related Party Transactions

During the years ended December 31, 2005, 2006 and 2007, our former chief executive officer, Mr. Jerry D. Cash made certain unauthorized transfers, repayments and re-transfers of funds totaling $2.0 million, $6.0 million and $2.0 million, respectively, to entities that he controlled.

The Oklahoma Department of Securities has filed a lawsuit alleging that our former chief financial officer, Mr. David Grose, and our former purchasing manager, Mr. Brent Mueller, stole approximately $1.0 million. In addition to this theft, the Oklahoma Department of Securities has also filed a lawsuit alleging that our former chief financial officer and former purchasing manager received kickbacks totaling approximately $1.8 million ($0.9 million each) from several related suppliers beginning in 2005.

Note 16 — Operating Segments

We divide our operations into two reportable business segments:

•	Oil and gas production; and

•	Natural gas pipelines, including transporting, selling, gathering, treating and processing natural gas.

Both of these segments are exclusively located in the continental United States, and each segment uses the same accounting policies as those described in the summary of significant accounting policies (see Note 2 — Summary of Significant Accounting Policies). Our reportable segments are strategic business units that offer different products and services. Each segment is managed separately because each segment involves different products and marketing strategies. We do not allocate income taxes to our operating segments.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating segment data for the periods indicated is as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006	2005

Revenues:
Oil and gas production	$162,499	$105,285	$72,410	$70,628
Natural gas pipelines	63,722	39,032	25,833	11,732
Elimination of inter-segment revenue	(35,546)	(29,179)	(20,819)	(7,793)

Natural gas pipelines, net of inter-segment revenue	28,176	9,853	5,014	3,939

Total segment revenues	$190,675	$115,138	$77,424	$74,567

Operating profit (loss):
Oil and gas production	$(269,729)	$5,999	$1,861	$23,508
Natural gas pipelines	17,245	11,964	10,063	2,580

Total segment operating profit	(252,484)	17,963	11,924	26,088
General and administrative expenses	(28,269)	(21,023)	(8,655)	(6,218)
Loss on misappropriation of funds	—	(2,000)	(6,000)	(2,000)

Total operating income (loss)	$(280,753)	$(5,060)	$(2,731)	$17,870

Interest expense, net	(25,373)	(43,628)	(20,567)	(28,225)
Gain (loss) from derivative financial instruments	66,145	1,961	52,690	(73,566)
Loss on early extinguishment of debt	—	—	—	(12,355)
Other income (expense) and sale of assets	329	(331)	102	401

Income (loss) before income taxes and minority interests	$(239,652)	$(47,058)	$29,494	$(95,875)

Capital expenditures:
Oil and gas production	$239,467	$91,265	$98,591	$32,636
Natural gas pipelines	27,649	173,604	60,080	9,279

Total capital expenditures	$267,116	$264,869	$158,671	$41,915

Depreciation, depletion and amortization
Oil and gas production	$53,710	$33,812	$24,392	$20,795
Natural gas pipelines	16,735	5,970	2,619	1,449

Total depreciation, depletion and amortization	$70,445	$39,782	$27,011	$22,244

	As of December 31,
	2008	2007	2006

Identifiable assets:
Oil and gas production	$193,195	$320,880	$257,800
Natural gas pipelines	313,644	296,104	126,812

Total identifiable assets	$506,839	$616,984	$384,612

Segment operating profit represents total revenues less costs and expenses attributable thereto, excluding interest and general corporate expenses.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17 — Profit Sharing Plan

Substantially all of our employees are covered by our profit sharing plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make contributions to the plan by electing to defer some of their compensation. Our match is discretionary; however, historically we have matched 100% of total contributions up to a total of five percent of their annual compensation. Our matching contribution vests using a graduated vesting schedule over six years of service. During the years ended December 31, 2008, 2007, 2006 and 2005, we made cash contributions to the plan of $0.6 million, $0.6 million, $0.4 million and $0.4 million, respectively.

During 2005, we contributed 49,842 shares of Quest common stock to the plan. This profit sharing contribution related to the year ended December 31, 2004 and was valued at $0.5 million. Expense related to this contribution was recorded in general and administrative expenses.

Note 18 — Restatement

As reported on a Current Report on Form 8-K filed on January 2, 2009, on December 31, 2008, the board of directors of QRCP determined that the consolidated financial statements of QRCP as of and for the years ended December 31, 2007, 2006 and 2005 and its unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon as the result of the discovery of the Transfers to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. Management identified other errors in these financial statements, as described below, and the board of directors concluded that QRCP had, and as of December 31, 2008 continued to have, material weaknesses in its internal control over financial reporting.

The Form 10-K/A for the year ended December 31, 2008, to which these consolidated financial statements form a part, includes restated and reaudited consolidated financial statements for QRCP as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. QRCP recently filed amended Quarterly Reports on Form 10-Q/A including restated quarterly consolidated financial statements for the quarters ended March 31, 2008 and June 30, 2008 and a Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

As a result of the Transfers, the restated consolidated financial statements show a reduction of $10 million in cash balances of QRCP for periods ended on and after December 31, 2007 and an increase in accumulated deficit for periods ended on and after December 31, 2007 of $10 million. The Transfers began in June of 2004 and continued through July 1, 2008, but as a result of certain repayments and the amounts involved, the cash balance and accumulated deficit as reported on QRCP’s consolidated balance sheet as of December 31, 2004 were not materially inaccurate as a result of the Transfers made prior to that date.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although the items listed below comprise the most significant errors (by dollar amount), numerous other errors were identified and restatement adjustments made. We have recorded restatement adjustments to properly reflect the amounts as of and for the periods affected, including the amounts included in Note 20 — Supplemental Financial Information — Quarterly Financial Data (Unaudited). The tables below present previously reported stockholders’ equity, major restatement adjustments and restated stockholders’ (deficit) equity as well as previously reported net income (loss), major restatement adjustments and restated net income (loss) as of and for the periods indicated (in thousands):

	As of December 31,
	2007	2006	2005

Stockholders’ (deficit) equity as previously reported	$91,853	$117,354	$115,673
A — Effect of the Transfers	(10,000)	(8,000)	(2,000)
B — Reversal of hedge accounting	707	(2,389)	(8,177)
C — Accounting for formation of Quest Cherokee	(19,055)	(19,159)	(19,185)
D — Capitalization of costs in full cost pool	(23,936)	(12,748)	(5,388)
E — Recognition of costs in proper periods	(1,987)	(321)	(316)
F — Capitalized interest	1,713	1,367	286
G — Stock-based compensation	—	—	—
H — Depreciation, depletion and amortization	10,450	7,209	3,275
I — Impairment of oil and gas properties	30,719	30,719	—
J — Other errors	(3,695)	809	(383)

Stockholders’ (deficit) equity as restated	$76,769	$114,841	$83,785

	Years Ended December 31,
	2007	2006	2005

Net income (loss) as previously reported	$(30,414)	$(48,478)	$(31,951)
A — Effect of the Transfers	(2,000)	(6,000)	(2,000)
B — Reversal of hedge accounting	1,183	53,387	(42,854)
C — Accounting for formation of Quest Cherokee	104	26	(14,402)
D — Capitalization of costs in full cost pool	(11,188)	(7,360)	(5,388)
E — Recognition of costs in proper periods	(1,666)	(5)	721
F — Capitalized interest	346	1,081	154
G — Stock-based compensation	(702)	405	(790)
H — Depreciation, depletion and amortization	3,241	3,934	757
I — Impairment of oil and gas properties	—	30,719	—
J — Other errors	(3,058)	1,799	(132)

Net income (loss) as restated	$(44,154)	$29,508	$(95,885)

The most significant errors (by dollar amount) consist of the following:

(A) The Transfers, which were not approved expenditures of QRCP, were not properly accounted for as losses. As a result of these losses not being recorded, cash and accumulated deficit were overstated as of December 31, 2007, 2006 and 2005, and loss from misappropriation of funds was understated for the years ended December 31, 2007, 2006 and 2005.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(B) Hedge accounting was inappropriately applied for the Company’s commodity derivative instruments and the valuation of commodity derivative instruments was incorrectly computed. The fair value of the commodity derivative instruments previously reported were over/(under) stated by $(2.6) million, $0.5 million and $6.3 million as of December 31, 2007, 2006 and 2005, respectively. In addition, we incorrectly presented realized gains and losses related to commodity derivative instruments within oil and gas sales. As a result of these errors, current and long-term derivative financial instrument assets, current and long-term derivative financial instrument liabilities, accumulated other comprehensive income and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and oil and gas sales and gain (loss) from derivative financial instruments were misstated for the years ended December 31, 2007, 2006 and 2005.

(C) Errors were identified in the accounting for the formation of Quest Cherokee in December 2003 in which: (i) no value was ascribed to the subsidiary Class A units that were issued to ArcLight in connection with the transaction, (ii) a debt discount (and related accretion) and minority interest were not recorded, (iii) transaction costs were inappropriately capitalized to oil and gas properties, and (iv) subsequent to December 2003, interest expense was improperly stated as a result of these errors. In 2005, the debt relating to this transaction was repaid and the Class A units were repurchased. Due to the errors that existed in the previous accounting, additional errors resulted in 2005 including: (i) a loss on extinguishment of debt was not recorded, and (ii) oil and gas properties, pipeline assets were overstated. Subsequent to the 2005 transaction, depreciation, depletion and amortization expense was also overstated due to these errors.

(D) Certain general and administrative expenses unrelated to oil and gas production were inappropriately capitalized to oil and gas properties, and certain operating expenses were inappropriately capitalized to oil and gas properties being amortized. These items resulted in errors in valuation of the full cost pool, oil and gas production expenses and general and administrative expenses. As a result of these errors, oil and gas properties being amortized and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and oil and gas production expenses and general and administrative expenses were misstated for the years ended December 31, 2007, 2006 and 2005.

(E) Invoices were not properly accrued resulting in the understatement of accounts payable and numerous other balance sheet and income statement accounts. As a result of these errors, accounts receivable, other current assets, property and equipment, pipeline assets, properties being and not being amortized and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and oil and gas production expenses, pipeline operating expenses and general and administrative expenses were misstated for the years ended December 31, 2007, 2006 and 2005.

(F) Capitalized interest was not recorded on pipeline construction. As a result of this error, pipeline assets and accumulated deficit were understated as of December 31, 2007, 2006 and 2005, interest expense was overstated for the years ended December 31, 2007, 2006 and 2005.

(G) Errors were identified in stock-based compensation expense, including the use of incorrect grant dates, valuation errors, and incorrect vesting periods. As a result of these errors, additional paid-in capital and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and general and administrative expenses were misstated for the years ended December 31, 2007, 2006 and 2005.

(H) As a result of previously discussed errors and an additional error related to the method used in calculating depreciation, depletion and amortization, errors existed in our depreciation, depletion and amortization expense and our accumulated depreciation, depletion and amortization. As a result of these errors, accumulated depreciation, depletion and amortization were misstated as of December 31, 2007, 2006 and 2005 and depreciation, depletion and amortization expense was misstated for the years ended December 31, 2007, 2006 and 2005.

(I) As a result of previously discussed errors relating to oil and gas properties and hedge accounting and errors relating to the treatment of deferred taxes, errors existed in our ceiling test calculations. As a result of these errors,

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company incorrectly recorded a $30.7 million impairment to its oil and gas properties during the year ended December 31, 2006.

(J) We identified other errors during the reaudit and restatement process where the impact on net income was not deemed significant enough to warrant separate disclosure of individual errors. Included in this amount is the minority interest effect of the errors discussed above.

Outstanding shares — Errors were identified in the calculation of outstanding shares in all periods as we incorrectly included restricted share grants in our calculation of issued shares when the restrictions lapsed, rather than the date at which the restricted shares were granted. This error did not affect net income, but did impact our issued and outstanding share amounts as well as our weighted average share amount (in thousands):

	As of December 31,
	2007	2006	2005

Previously reported issued shares	22,701	22,206	22,072
Total restatement adjustments	852	160	140

Restated issued shares	23,553	22,366	22,212

	As of December 31,
	2007	2006	2005

Previously reported outstanding shares	22,701	22,206	22,072
Total restatement adjustments	(230)	43	32

Restated outstanding shares	22,471	22,249	22,104

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands, except share and per share data):

	Year Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenues:
Oil and gas sales	$113,035	$(7,750)	$105,285
Gas pipeline revenue	9,853	—	9,853
Other revenue (expense)	(9)	9	—

Total revenues	122,879	(7,741)	115,138
Costs and expenses:
Oil and gas production	27,995	8,300	36,295
Pipeline operating	21,079	19	21,098
General and administrative expenses	17,976	3,047	21,023
Depreciation, depletion and amortization	41,401	(1,619)	39,782
Impairment of oil and gas properties	—	—	—
Loss from misappropriation of funds	—	2,000	2,000

Total costs and expenses	108,451	11,747	120,198

Operating income (loss)	14,428	(19,488)	(5,060)
Other income (expense):
Gain (loss) from derivative financial instruments	(6,502)	8,463	1,961
Gain (loss) on sale of assets	(322)	—	(322)
Loss on early extinguishment of debt	—	—	—
Other income	—	(9)	(9)
Interest expense	(42,916)	(1,128)	(44,044)
Interest income	416	—	416

Total other income (expense)	(49,324)	7,326	(41,998)

Income (loss) before income taxes	(34,896)	(12,162)	(47,058)
Income tax benefit (expense)	—	—	—

Net income (loss)	$(34,896)	$(12,162)	$(47,058)

Net loss attributable to noncontrolling interests	$4,482	$(1,578)	$2,904

Net loss attributable to common stockholders	$(30,414)	$(13,740)	$(44,154)

Income (loss) per common share:
Basic	$(1.37)	$(0.60)	$(1.97)
Diluted	$(1.37)	$(0.60)	$(1.97)
Weighted average common and common equivalent shares outstanding:
Basic	22,240,600	138,879	22,379,479

Diluted	22,240,600	138,879	22,379,479

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet for the period indicated (in thousands):

	As of December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash and cash equivalents	$16,680	$(10,000)	$6,680
Restricted cash	1,236	—	1,236
Accounts receivable trade, net	15,768	(211)	15,557
Other receivables	1,632	(152)	1,480
Other current assets	3,717	245	3,962
Inventory	6,622	—	6,622
Current derivative financial instrument assets	6,729	1,279	8,008

Total current assets	52,384	(8,839)	43,545
Oil and gas properties under full cost method of accounting, net	300,717	236	300,953
Pipeline assets, net	297,279	(2,753)	294,526
Other property and equipment, net	21,394	111	21,505
Other assets, net	8,268	273	8,541
Long-term derivative financial instrument assets	1,568	1,899	3,467

Total assets	$681,610	$(9,073)	$672,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,911	$3,291	$31,202
Revenue payable	6,806	919	7,725
Accrued expenses	9,058	(671)	8,387
Current portion of notes payable	666	—	666
Current derivative financial instrument liabilities	8,241	(133)	8,108

Total current liabilities	52,682	3,406	56,088
Long-term liabilities:
Long-term derivative financial instrument liabilities	5,586	725	6,311
Asset retirement obligation	3,813	(875)	2,938
Long-term portion of notes payable	233,046	—	233,046

Total long-term liabilities	242,445	(150)	242,295

Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred stock	—	—	—
Common stock	23	1	24
Additional paid-in capital	212,819	(967)	211,852
Accumulated other comprehensive income (loss)	(1,485)	1,485	—
Accumulated deficit	(119,504)	(15,603)	(135,107)

Total stockholders’ (deficit) equity before non-controlling interests	91,853	(15,084)	76,769
Non-controlling interests	294,630	2,755	297,385

Total stockholders’ equity (deficit)	386,483	(12,329)	374,154

Total liabilities and stockholders’ (deficit) equity	$681,610	$(9,073)	$672,537

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Years Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(34,896)	(12,162)	$(47,058)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	44,120	(4,338)	39,782
Stock-based compensation	5,549	532	6,081
Stock-based compensation — noncontrolling interests	—	1,137	1,137
Stock issued for services and retirement plan	1,262	(1,262)	—
Amortization of deferred loan costs	4,620	6,600	11,220
Change in fair value of derivative financial instruments	6,502	(1,184)	5,318
Amortization of gas swap fees	187	(187)	—
Bad debt expense	—	22	22
Loss on disposal of property and equipment	—	1,363	1,363
Other	323	(323)	—
Change in assets and liabilities:
Restricted cash	(86)	86	—
Accounts receivable	(5,928)	—	(5,928)
Other receivables	(1,260)	15	(1,245)
Other current assets	(2,649)	(178)	(2,827)
Inventory	(989)	989	—
Other assets	—	15	15
Accounts payable	13,129	1,218	14,347
Revenue payable	2,268	468	2,736
Accrued expenses	6,560	(2,559)	4,001
Other long-term liabilities	—	220	220
Other	—	(388)	(388)

Net cash provided by (used in) operating activities	38,712	(9,916)	28,796

Cash flows from investing activities:
Restricted cash	—	(86)	(86)
Other assets	(8,598)	8,598	—
Acquisition of business — KPC	—	(133,725)	(133,725)
Equipment, development, leasehold and pipeline	(272,270)	133,613	(138,657)

Net cash used in investing activities	(280,868)	8,400	(272,468)

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from financing activities:
Proceeds from bank borrowings	268,580	(224,000)	44,580
Repayments of note borrowings	(225,441)	—	(225,441)
Proceeds from revolver note	—	224,000	224,000
Repayment of revolver note	(35,000)	—	(35,000)
Proceeds from Quest Energy	163,800	—	163,800
Proceeds from Quest MidStream	75,230	—	75,230
Syndication costs	(14,288)	(330)	(14,618)
Distributions to unit holders	(5,894)	22	(5,872)
Proceeds from subordinated debt	—	—	—
Repayment of subordinated debt	—	—	—
Refinancing costs	(10,142)	(5)	(10,147)
Change in other long-term liabilities	171	(171)	—

Net cash provided by financing activities	217,016	(484)	216,532

Net increase (decrease) in cash	(25,140)	(2,000)	(27,140)
Cash and cash equivalents, beginning of period	41,820	(8,000)	33,820

Cash and cash equivalents, end of period	$16,680	$(10,000)	$6,680

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands, except share and per share data):

	Year Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenues:
Oil and gas sales	$65,551	$6,859	$72,410
Gas pipeline revenue	5,014	—	5,014
Other revenue (expense)	(80)	80	—

Total revenues	70,485	6,939	77,424
Costs and expenses:
Oil and gas production	21,208	4,130	25,338
Pipeline operating	13,247	(96)	13,151
General and administrative expenses	8,840	(185)	8,655
Depreciation, depletion and amortization	28,025	(1,014)	27,011
Impairment of oil and gas properties	30,719	(30,719)	—
Loss from misappropriation of funds	—	6,000	6,000

Total costs and expenses	102,039	(21,884)	80,155

Operating income (loss)	(31,554)	28,823	(2,731)
Other income (expense):
Gain (loss) from derivative financial instruments	6,410	46,280	52,690
Gain (loss) on sale of assets	3	—	3
Loss on early extinguishment of debt	—	—	—
Other income	—	99	99
Interest expense	(23,483)	2,526	(20,957)
Interest income	390	—	390

Total other income (expense)	(16,680)	48,905	32,225

Income (loss) before income taxes	(48,234)	77,728	29,494
Income tax benefit (expense)	—	—	—

Net income (loss)	$(48,234)	$77,728	$29,494

Net income (loss) attributable to noncontrolling interests	$(244)	$258	$14

Net income (loss) attributable to common stockholders	$(48,478)	$77,986	$29,508

Income (loss) per common share:
Basic	$(2.19)	$3.52	$1.33
Diluted	$(2.19)	$3.52	$1.33
Weighted average common and common equivalent shares outstanding:
Basic	22,100,753	18,744	22,119,497

Diluted	22,100,753	28,854	22,129,607

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet for the period indicated (in thousands):

	As of December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash and cash equivalents	$41,820	$(8,000)	$33,820
Restricted cash	1,150	—	1,150
Accounts receivable trade, net	9,840	(189)	9,651
Other receivables	371	(136)	235
Other current assets	1,068	8	1,076
Inventory	5,632	—	5,632
Current derivative financial instrument assets	10,795	3,314	14,109

Total current assets	70,676	(5,003)	65,673
Oil and gas properties under full cost method of accounting, net	233,593	7,685	241,278
Pipeline assets, net	128,570	(1,916)	126,654
Other property and equipment, net	16,212	468	16,680
Other assets, net	9,467	162	9,629
Long-term derivative financial instrument assets	4,782	3,240	8,022

Total assets	$463,300	$4,636	$467,936

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,778	$1,633	$16,411
Revenue payable	4,540	449	4,989
Accrued expenses	2,525	(1,739)	786
Current portion of notes payable	324	—	324
Current derivative financial instrument liabilities	5,244	3,635	8,879

Total current liabilities	27,411	3,978	31,389
Long-term liabilities:
Long-term derivative financial instrument liabilities	7,449	3,429	10,878
Asset retirement obligation	1,410	—	1,410
Long-term portion of notes payable	225,245	—	225,245

Total long-term liabilities	234,104	3,429	237,533

Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred stock	—	—	—
Common stock	22	—	22
Additional paid-in capital	205,994	(222)	205,772
Accumulated other comprehensive income (loss)	428	(428)	—
Accumulated deficit	(89,090)	(1,863)	(90,953)

Total stockholders’ (deficit) equity before noncontrolling interests	117,354	(2,513)	114,841

Noncontrolling interests	84,431	(258)	84,173
Total stockholders’ equity (deficit)	201,785	(2,771)	199,014

Total liabilities and stockholders’ (deficit) equity	$463,300	$4,636	$467,936

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Years Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(48,234)	77,728	$29,494
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	30,898	(3,887)	27,011
Impairment of oil and gas properties	30,719	(30,719)	—
Stock-based compensation	779	258	1,037
Stock issued for services and retirement plan	857	47	904
Amortization of deferred loan costs	1,204	865	2,069
Change in fair value of derivative financial instruments	(16,644)	(53,758)	(70,402)
Amortization of gas swap fees	208	(208)	—
Amortization of deferred hedging gains	(328)	328	—
Bad debt expense	37	48	85
Other	(3)	3	—
Change in assets and liabilities:
Restricted cash	3,167	(3,167)	—
Accounts receivable	(219)	823	604
Other receivables	(29)	137	108
Other current assets	894	(34)	860
Inventory	(37)	37	—
Other assets	—	(819)	(819)
Accounts payable	2,400	150	2,550
Revenue payable	(505)	249	(256)
Accrued expenses	1,836	(1,699)	137
Other long-term liabilities	—	167	167
Other	—	1,053	1,053

Net cash provided by (used in) operating activities	7,000	(12,398)	(5,398)

Cash flows from investing activities:
Restricted cash	—	3,168	3,168
Other assets	(5,712)	5,712	—
Equipment, development, leasehold and pipeline	(166,905)	(1,410)	(168,315)
Proceeds from sale of oil and gas properties	—	—	—

Net cash used in investing activities	(172,617)	7,470	(165,147)

Cash flows from financing activities:
Proceeds from bank borrowings	200,170	(75,000)	125,170
Repayments of note borrowings	(31,339)	30,750	(589)
Proceeds from revolver note	—	75,000	75,000

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Repayment of revolver note	(44,250)	(30,750)	(75,000)
Proceeds from Quest MidStream	84,187	—	84,187
Refinancing costs	(4,568)	(1)	(4,569)
Change in other long-term liabilities	167	(167)	—
Equity offering costs	—	(393)	(393)
Proceeds from issuance of common stock	511	(511)	—

Net cash provided by financing activities	204,878	(1,072)	203,806

Net increase (decrease) in cash	39,261	(6,000)	33,261
Cash and cash equivalents, beginning of period	2,559	(2,000)	559

Cash and cash equivalents, end of period	$41,820	$(8,000)	$33,820

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands, except share and per share data):

	Year Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenue:
Oil and gas sales	$44,565	$26,063	$70,628
Gas pipeline revenue	3,939	—	3,939
Other revenue (expense)	389	(389)	—

Total revenues	48,893	25,674	74,567
Costs and expenses:
Oil and gas production	14,388	4,144	18,532
Pipeline operating	8,470	(767)	7,703
General and administrative expenses	4,802	1,416	6,218
Depreciation, depletion and amortization	22,199	45	22,244
Impairment of oil and gas properties	—	—	—
Loss from misappropriation of funds	—	2,000	2,000

Total costs and expenses	49,859	6,838	56,697

Operating income (loss)	(966)	18,836	17,870
Other income (expense):
Gain (loss) from derivative financial instruments	(4,668)	(68,898)	(73,566)
Gain (loss) on sale of assets	12	—	12
Loss on early extinguishment of debt	—	(12,355)	(12,355)
Other income	—	389	389
Interest expense	(26,365)	(1,906)	(28,271)
Interest income	46	—	46

Total other income (expense)	(30,975)	(82,770)	(113,745)

Income (loss) before income taxes	(31,941)	(63,934)	(95,875)
Income tax benefit (expense)	—	—	—

Net income (loss)	(31,941)	(63,934)	(95,875)

Preferred stock dividends	(10)	—	(10)

Net loss available to common shareholders	$(31,951)	$(63,934)	$(95,885)

Income (loss) available to common shareholders per common share:
Basic	$(3.81)	$(7.67)	$(11.48)
Diluted	$(3.81)	$(7.67)	$(11.48)
Weighted average common and common equivalent shares outstanding:
Basic	8,390,092	(38,147)	8,351,945

Diluted	8,390,092	(38,147)	8,351,945

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet for the period indicated (in thousands):

	As of December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash and cash equivalents	$2,559	$(2,000)	$559
Restricted cash	4,318	—	4,318
Accounts receivable trade, net	9,658	682	10,340
Other receivables	343	—	343
Other current assets	1,936	—	1,936
Inventory	2,782	—	2,782
Current derivative financial instrument assets	95	(47)	48

Total current assets	21,691	(1,365)	20,326
Oil and gas properties under full cost method of accounting, net	183,370	(18,362)	165,008
Pipeline assets, net	72,849	(3,796)	69,053
Other property and equipment, net	13,490	49	13,539
Other assets, net	6,310	—	6,310
Long-term derivative financial instrument assets	93	439	532

Total assets	$297,803	$(23,035)	$274,768

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,381	$1,962	$14,343
Revenue payable	5,044	201	5,245
Accrued expenses	649	—	649
Current portion of notes payable	407	—	407
Current derivative financial instrument liabilities	38,195	4,098	42,293

Total current liabilities	56,676	6,261	62,937
Long-term liabilities:
Long-term derivative financial instrument liabilities	23,723	2,592	26,315
Asset retirement obligation	1,150	—	1,150
Long-term portion of notes payable	100,581	—	100,581

Total long-term liabilities	125,454	2,592	128,046

Commitments and contingencies Stockholders’ equity:
Preferred stock	—	—	—
Common stock	22	—	22
Additional paid-in capital	203,434	790	204,224
Accumulated other comprehensive income (loss)	(47,171)	47,171	—
Accumulated deficit	(40,612)	(79,849)	(120,461)

Total stockholders’ equity	115,673	(31,888)	83,785

Total liabilities and stockholders’ equity	$297,803	$(23,035)	$274,768

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Years Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(31,941)	(63,934)	$(95,875)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	22,949	(705)	22,244
Accretion of debt discount	9,586	1,892	11,478
Stock-based compensation	352	865	1,217
Stock issued for services and retirement plan	285	274	559
Amortization of deferred loan costs	5,106	(609)	4,497
Change in fair value of derivative financial instruments	4,668	41,934	46,602
Amortization of deferred hedging gains	(831)	831	—
Bad debt expense	192	110	302
Loss on early extinguishment of debt	—	12,355	12,355
Other	56	(56)	—
Change in assets and liabilities:
Restricted cash	(4,318)	4,318	—
Accounts receivable	(3,646)	(823)	(4,469)
Other receivables	181	—	181
Other current assets	(1,695)	2	(1,693)
Inventory	(2,499)	2,499	—
Other assets	—	788	788
Accounts payable	(4,957)	(9,910)	(14,867)
Revenue payable	1,537	(19)	1,518
Accrued expenses	61	—	61
Other long-term liabilities	—	210	210
Other	—	116	116

Net cash provided by (used in) operating activities	(4,914)	(9,862)	(14,776)

Cash flows from investing activities:
Restricted cash	—	(4,318)	(4,318)
Other assets	(6,071)	6,071	—
Acquisition of minority interest — ArcLight	—	(26,100)	(26,100)
Equipment, development, leasehold and pipeline	(67,530)	32,218	(35,312)
Proceeds from sale of oil and gas properties	—	—	—

Net cash used in investing activities	(73,601)	7,871	(65,730)

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from financing activities:
Proceeds from bank borrowings	100,103	—	100,103
Repayments of note borrowings	(135,565)	—	(135,565)
Proceeds from subordinated debt	15,000	—	15,000
Repayment of subordinated debt	(83,912)	—	(83,912)
Refinancing costs	(6,272)	(9)	(6,281)
Dividends paid	(10)	—	(10)
Proceeds from issuance of common stock	185,272	—	185,272

Net cash provided by financing activities	74,616	(9)	74,607

Net increase (decrease) in cash	(3,899)	(2,000)	(5,899)
Cash and cash equivalents, beginning of period	6,458	—	6,458

Cash and cash equivalents, end of period	$2,559	$(2,000)	$559

Note 19 — Subsequent Events

Impairment of oil and gas properties

Due to a further decline in natural gas prices, subsequent to December 31, 2008 we expect to incur an additional impairment charge on our oil and gas properties of approximately $95 million to $115 million as of March 31, 2009.

Settlement Agreements

We filed lawsuits, related to the Transfers, against Mr. Cash, the entity controlled by Mr. Cash that was used in connection with the Transfers and two former officers, who are the other owners of the controlled-entity, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement agreements, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas. While QRCP estimates the value of these assets to be less than the amount of the Transfers and cost of the internal investigation, they represent substantially all of Mr. Cash’s net worth and the majority of the value of the controlled-entity. We did not take Mr. Cash’s stock in QRCP, which he had pledged to secure personal loans with a principal balance far in excess of the current market value of the stock. QELP received all of Mr. Cash’s equity interest in STP Newco, Inc. (“STP”), which owns certain oil producing properties in Oklahoma, and other assets as reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by QELP.

Federal Derivative Case

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on Quest Energy’s behalf, which names certain of its current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the Transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and equitable and/or injunctive relief. It also seeks Quest Energy to take all necessary actions to reform and improve its corporate governance and internal procedures. Quest Energy intends to defend vigorously against these claims.

Credit Agreement Amendments

In May and June 2009, QRCP, Quest Cherokee and Quest Energy entered into amendments to our respective credit agreements. See Note 4 — Long-Term Debt — Credit Facilities for descriptions of the amendments.

Financial Advisor Contracts

On June 26, 2009, Quest Midstream GP entered into an amendment to the original agreement with its financial advisor, which provided that in consideration of a one-time payment of $1.75 million, which was paid in July 2009, no additional fees of any kind would be due under the terms of the original agreement other than a fee of $1.5 million if the KPC Pipeline was sold within two years of the date of the amendment.

In May 2009, QRCP terminated the engagement of the financial advisor that had been retained to review QRCP’s strategic alternatives. In June 2009, QRCP retained a different financial advisor to render a fairness opinion to QRCP in connection with the Recombination. The financial advisor received total compensation of $275,000 in connection with such engagement.

On July 1, 2009, Quest Energy GP entered into an amendment to the original agreement with its financial advisor, which provided that the monthly advisory fee increased to $200,000 per month with a total of $800,000, representing the aggregate fees for each of April, May, June and July 2009, being paid upon execution of the amendment. The additional financial advisor fees payable if certain transactions occurred were canceled; however, the financial advisor is still entitled to a fairness opinion fee of $650,000 in connection with any merger, sale or acquisition involving Quest Energy GP or Quest Energy, which amount was paid in connection with the delivery of a fairness opinion at the time of the execution of the Merger Agreement.

Merger Agreement and Related Agreements

As discussed in Note 1 — Organization, Reclassification, Misappropriation, Reaudit and Restatement, Going Concern and Business, on July 2, 2009, we entered into the Merger Agreement with Quest Energy, Quest Midstream, and other parties thereto pursuant to which we would form a new, yet to be named, publicly-traded corporation that, through a series of mergers and entity conversions, would wholly-own all three entities.

On July 2, 2009, immediately prior to the execution of the Merger Agreement, we entered into Amendment No. 1 (the “Rights Amendment”) to the Rights Agreement with Computershare Trust Company, N.A., as successor rights agent to UMB Bank, n.a., amending the Rights Agreement, dated as of May 31, 2006 (the “Rights Agreement”), in order to render the Rights (as defined in the Rights Agreement) inapplicable to the Recombination and the other transactions contemplated by the Merger Agreement. The Rights Amendment also modified the Rights Agreement so that it would expire in connection with the Recombination if the Rights Agreement is not otherwise terminated.

Additionally, in connection with the Merger Agreement, on July 2, 2009, we entered into a Support Agreement with Quest Energy, Quest Midstream and certain Quest Midstream unitholders (the “Support Agreement”). Pursuant to the Support Agreement, we have, subject to certain conditions, agreed to vote the common and subordinated units of Quest Energy and Quest Midstream that we own in favor of the Recombination and the holders of approximately 43% of the common units of Quest Midstream have, subject to certain conditions, agreed to vote their common units in favor of the Recombination.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20 — Supplemental Financial Information — Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for 2008 and 2007 are as follows (in thousands, except per share data):

	Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
			(Restated)	(Restated)

Total revenues	$32,125	$57,043	$56,292	$45,215
Operating income (loss)(1)	(317,179)	16,352	12,855	7,219
Net income (loss)	(172,254)	87,851	(57,886)	(25,095)
Net income (loss) per common share:
Basic	$(5.43)	$2.83	$(2.53)	$(1.11)
Diluted	$(5.43)	$2.80	$(2.53)	$(1.11)

	Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(Restated)	(Restated)	(Restated)	(Restated)

Total revenues	$33,620	$25,640	$29,362	$26,516
Operating income (loss)(1)	(262)	(4,189)	(1,154)	545
Net income (loss)	(21,206)	492	(1,380)	(22,060)
Net income (loss) per common share:
Basic	$(0.94)	$0.02	$(0.06)	$(0.99)
Diluted	$(0.94)	$0.02	$(0.06)	$(0.99)

(1)	Total revenue less total costs and expenses.

As discussed in Note 18 — Restatement, the Company has restated its consolidated financial statements. Such restatements also impacted the Company’s consolidated financial statements as of and for the quarterly periods ended March 31 and June 30, 2008 and March 31, June 30, September 30 and December 31, 2007. See Note 18 for more detailed descriptions of the adjustments below. The adjustments to the applicable quarterly financial statement line items are presented below for the periods indicated (in thousands):

The following table outlines the effects of the restatement adjustments on our summarized unaudited quarterly financial data for the periods indicated (in thousands, except per share data):

	Quarter Ended March 31, 2008
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$44,304	$911	$45,215
Operating income (loss)	11,215	(3,996)	7,219
Net income (loss)	(11,643)	(13,452)	(25,095)
Net income (loss) per common share:
Basic	$(0.50)	$(0.61)	$(1.11)
Diluted	$(0.50)	$(0.61)	$(1.11)

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter Ended June 30, 2008
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$47,123	$9,169	$56,292
Operating income (loss)	8,499	4,356	12,855
Net income (loss)	4,965	(62,851)	(57,886)
Net income (loss) per common share:
Basic	$0.22	$(2.75)	$(2.53)
Diluted	$0.22	$(2.75)	$(2.53)

	Quarter Ended March 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$27,078	$(562)	$26,516
Operating income (loss)	4,416	(3,871)	545
Net income (loss)	(3,311)	(18,749)	(22,060)
Net income (loss) per common share:
Basic	$(0.15)	$(0.84)	$(0.99)
Diluted	$(0.15)	$(0.84)	$(0.99)

	Quarter Ended June 30, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$29,640	$(278)	$29,362
Operating income (loss)	3,689	(4,843)	(1,154)
Net income (loss)	(4,487)	3,107	(1,380)
Net income (loss) per common share:
Basic	$(0.20)	$0.14	$(0.06)
Diluted	$(0.20)	$0.14	$(0.06)

	Quarter Ended September 30, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$30,277	$(4,637)	$25,640
Operating income (loss)	5,064	(9,253)	(4,189)
Net income (loss)	1,974	(1,482)	492
Net income (loss) per common share:
Basic	$0.09	$(0.07)	$0.02
Diluted	$0.09	$(0.07)	$0.02

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$35,884	$(2,264)	$33,620
Operating income (loss)	1,259	(1,521)	(262)
Net income (loss)	(24,590)	3,384	(21,206)
Net income (loss) per common share:
Basic	$(1.11)	$0.17	$(0.94)
Diluted	$(1.11)	$0.17	$(0.94)

Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited)

The supplementary, oil and gas data that follows is presented in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities, and includes (1) capitalized costs, costs incurred and results of operations related to oil and gas producing activities, (2) net proved oil and gas reserves, and (3) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves.

Net Capitalized Costs

The Company’s aggregate capitalized costs related to oil and gas producing activities as of the periods indicated are summarized as follows (in thousands):

	As of December 31,
	2008	2007	2006

Oil and gas properties and related leasehold costs:
Proved	$299,629	$380,033	$288,646
Unproved	10,108	7,986	8,108

	309,737	388,019	296,754
Accumulated depreciation, depletion and amortization	(137,200)	(87,066)	(55,476)

Net capitalized costs	$172,537	$300,953	$241,278

Unproved properties not subject to amortization consisted mainly of leaseholds acquired through acquisitions. We will continue to evaluate our unproved properties; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

Costs Incurred

Costs incurred in oil and gas property acquisition, exploration and development activities that have been capitalized as of the periods indicated are summarized as follows (in thousands):

	For the years December 31,
	2008		2007	2006	2005

Acquisition of proved and unproved properties	$158,294	(a)	$—	$—	$—
Exploration costs	1,273		—	—	—
Development costs	276,265		217,539	143,229	49,833

	$435,832		$217,539	$143,229	$49,833

(a)	Includes the acquisition of the PetroEdge & Seminole County, Oklahoma properties.

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Results of Operations for Oil and Gas Producing Activities

The following table includes revenues and expenses associated directly with our oil and natural gas producing activities. It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of our oil and natural gas operations (in thousands).

	Year Ended December 31,
	2008	2007	2006	2005
	(In thousands)

Production revenues	$162,499	$105,285	$72,410	$70,628
Production costs	(44,111)	(36,295)	(25,338)	(18,532)
Depreciation and depletion and amortization	(53,710)	(33,812)	(24,392)	(20,795)
Impairment of oil and gas properties	(298,861)	—	—	—

	(234,183)	35,178	22,680	31,301
Imputed income tax provision(1)	—	(13,368)	(8,618)	(11,894)

Results of operations for oil and natural gas producing activity	$(234,183)	$21,810	$14,062	$19,407

(1)	The imputed income tax provision is hypothetical (at the statutory rate) and determined without regard to our deduction for general and administrative expenses, interest costs and other income tax credits and deductions, nor whether the hypothetical tax provision will be payable.

Oil and Gas Reserve Quantities

The following reserve schedule was developed by our reserve engineers and sets forth the changes in estimated quantities for our proved reserves, all of which are located in the United States. We retained Cawley, Gillespie & Associates, Inc., independent third-party reserve engineers, to perform an independent evaluation of proved reserves as of December 31, 2008, 2007, 2006 and 2005.

Users of this information should be aware that the process of estimating quantities of “proved,” “proved developed” and “proved undeveloped” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upwards or downward) to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

	Gas — Mcf	Oil — Bbls

Proved reserves:
Balance, December 31, 2004	149,843,900	47,834
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	390,468	—
Sale of reserves	—	—
Revisions of previous estimates(1)	(6,342,690)	(6,054)
Production	(9,572,378)	(9,480)

Balance, December 31, 2005	134,319,300	32,300
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	27,696,254	—
Sale of reserves	—	—
Revisions of previous estimates(2)	48,329,663	9,780
Production	(12,305,217)	(9,808)

Balance, December 31, 2006	198,040,000	32,272
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	26,368,000	—
Sale of reserves	—	—
Revisions of previous estimates(3)	3,490,473	11,354
Production	(16,975,067)	(7,070)

Balance, December 31, 2007	210,923,406	36,556
Purchase of reserves in place	94,727,687	1,560,946
Extensions, discoveries, and other additions	13,897,600	—
Sale of reserves	(4,386,200)	—
Revisions of previous estimates(2)	(123,204,433)	(833,070)
Production	(21,328,687)	(69,812)

Balance, December 31, 2008	170,629,373	694,620

Proved developed reserves:
Balance, December 31, 2005	71,638,300	32,300
Balance, December 31, 2006	122,390,360	32,272
Balance, December 31, 2007	140,966,295	36,556
Balance, December 31, 2008	136,544,572	682,031

(1)	The downward revision was due to a change in performance of wells on a portion of Quest Cherokee’s acreage.

(2)	Lower prices at December 31, 2006 as compared to December 31, 2005 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves. Lower prices and projected increases in expected gathering costs at December 31, 2008 as compared to December 31, 2007 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves. Additionally, estimated proved reserves acquired from PetroEdge in 2008 decreased approximately 35.5 Bcfe due to the decrease in natural gas prices between the date of the PetroEdge acquisition and

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008 and approximately 43.2 Bcfe as a result of further technical analysis of the estimated PetroEdge reserves.

(3)	During 2007, higher prices increased the economic lives of the underlying oil and natural gas properties and thereby increased the estimated future reserves.

Standardized Measure of Discounted Future Net Cash Flows

The following information is based on our best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of the periods indicated in accordance with SFAS No. 69, Disclosures About Oil and Gas Producing Activities which requires the use of a 10% discount rate. Future income taxes are based on year-end statutory rates. This information is not the fair market value, nor does it represent the expected present value of future cash flows of our proved oil and gas reserves (in thousands).

	As of December 31,
	2008	2007	2006	2005

Future cash inflows	$898,214	$1,351,980	$1,197,198	$1,258,580
Future production costs	570,142	732,488	638,844	366,475
Future development costs	60,318	119,448	126,272	122,428
Future income tax expense	—	56,371	60,024	230,651

Future net cash flows	267,754	443,673	372,058	539,026
10% annual discount for estimated timing of cash flows	103,660	157,496	141,226	201,087

Standardized measure of discounted future net cash flows related to proved reserves	$164,094	$286,177	$230,832	$337,939

(1)	Future cash inflows are computed by applying year-end prices, adjusted for location and quality differentials on a property-by-property basis, to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The discounted future cash flow estimates do not include the effects of our derivative instruments. See the following table for oil and gas prices as of the periods indicated.

	As of December 31,
	2008	2007	2006	2005

Crude oil price per Bbl	$44.60	$96.10	$61.06	$55.63
Natural gas price per Mcf	$5.71	$6.43	$6.03	$9.27

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal changes in the standardized measure of discounted future net cash flows relating to proven oil and natural gas properties were as follows (in thousands):

	As of December 31,
	2008	2007	2006	2005

Present value, beginning of period	$286,177	$230,832	$337,939	$280,481
Net changes in prices and production costs	(122,702)	13,716	(289,149)	181,950
Net changes in future development costs	(4,247)	(43,530)	(60,330)	(46,074)
Previously estimated development costs incurred	66,060	74,310	93,397	25,532
Sales of oil and gas produced, net	(103,826)	(68,990)	(47,072)	(52,096)
Extensions and discoveries	15,986	49,901	48,399	1,624
Purchases of reserves in-place	119,733	—	0	0
Sales of reserves in-place	(5,045)	—	0	0
Revisions of previous quantity estimates	(147,464)	6,735	84,559	(26,524)
Net change in income taxes	36,360	880	107,365	(23,979)
Accretion of discount	31,804	25,264	44,771	37,867
Timing differences and other(a)	(8,742)	(2,941)	(89,047)	(40,842)

Present value, end of period	$164,094	$286,177	$230,832	$337,939

(a)	The change in timing differences and other are related to revisions in the Company’s estimated time of production and development

POSTROCK ENERGY CORPORATION

AUDITED BALANCE SHEET

POSTROCK ENERGY CORPORATION

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and
Stockholders of PostRock Energy Corporation

We have audited the accompanying balance sheet of PostRock Energy Corporation as of September 15, 2009. PostRock Energy Corporation’s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of PostRock Energy Corporation as of September 15, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP
Houston, Texas
October 2, 2009

See notes accompanying consolidated financial statements.

POSTROCK ENERGY CORPORATION

BALANCE SHEET

September 15,
2009

ASSETS
Cash	$10

TOTAL ASSETS	$10

EQUITY
Common stock, $0.01 par value; authorized shares — 1,000; issued and outstanding — 1,000 at September 15, 2009	$10

TOTAL EQUITY	$10

See notes accompanying consolidated financial statements.

POSTROCK ENERGY CORPORATION

NOTES TO BALANCE SHEET

NOTE 1.	NATURE OF OPERATIONS

PostRock Energy Corporation (the “Company”) is a Delaware corporation formed on July 1, 2009 (previously named New Quest Holdings Corp.). On July 2, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quest Resource Corporation (“QRCP”), Quest Midstream Partners, L.P. (“QMLP”) and Quest Energy Partners, L.P. (“QELP”), Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC, pursuant to which the Company, through a series of mergers and entity conversion, would wholly-own QRCP, QELP and QMLP.

The Company issued 1,000 shares of common stock to QRCP for proceeds of $10. There have been no other transactions involving the Company subsequent to September 15, 2009.

NOTE 2.	SUBSEQUENT EVENTS

The Company evaluated activity after September 15, 2009 until the date of issuance, October 2, 2009, for recognized and unrecognized subsequent events not discussed elsewhere in these footnotes and determined there were none.

QUEST MIDSTREAM PARTNERS, L.P.

UNAUDITED INTERIM FINANCIAL STATEMENTS

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
($ in thousands, except unit data)

	September 30,	December 31,
	2009	2008
	(unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,045	$6,185
Trade receivables — third parties	1,436	2,636
Trade receivables — related party	1,958	6,513
Inventory	1,941	2,090
Other current assets	981	447

TOTAL CURRENT ASSETS	19,361	17,871

PROPERTY AND EQUIPMENT
Pipeline assets, net of accumulated depreciation of $25,693 and $16,408 at September 30, 2009 and December 31, 2008, respectively	300,265	305,547
Pipeline assets under construction	—	95
Other property and equipment, net of accumulated depreciation of $1,346 and $1,018 at September 30, 2009 and December 31, 2008, respectively	2,173	3,163

PROPERTY AND EQUIPMENT, net	302,438	308,805
INTANGIBLE ASSETS, net of accumulated amortization of $7,244 at September 30, 2009 and $4,340 at December 31, 2008, respectively	2,690	5,594
LOAN COSTS, net of accumulated amortization of $1,537 and $948 at September 30, 2009 and December 31, 2008, respectively	2,436	3,042

TOTAL ASSETS	$326,925	$335,312

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Accounts payable	$6,103	$13,993
Accounts payable — related party	2,867	—
Accrued expenses	3,043	2,552
Accrued distributions	—	693
Current portion of notes payable	36	136

TOTAL CURRENT LIABILITIES	12,049	17,374
LONG-TERM LIABILITIES	1,403	1,328
NOTES PAYABLE	121,731	128,000
COMMITMENTS AND CONTINGENCIES (Note F)
PARTNER’S CAPITAL
Subordinated Class A unit holders: 35,134 units outstanding at September 30, 2009 and December 31, 2008	602	595
Subordinated Class B unit holders; 4,900,000 and 4,915,000 units outstanding at September 30, 2009 and December 31, 2008	39,760	38,856
Common unit holders, 8,396,243 and 8,782,366 units outstanding at September 30, 2009 and December 31, 2008	148,028	145,857
General Partner, 276,531 units outstanding at September 30, 2009 and December 31, 2008	3,352	3,302

TOTAL PARTNERS’ CAPITAL	191,742	188,610

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$326,925	$335,312

See notes accompanying condensed consolidated financial statements.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands)
(unaudited)

	For the Nine Months Ended
	September 30,
	2009	2008

REVENUE
Related party	$35,518	$25,921
Third parties	15,985	21,561
Other	—	3

TOTAL REVENUE	51,503	47,485
COSTS AND EXPENSES
Pipeline operating	22,252	23,291
General and administrative	9,565	6,300
Depreciation and amortization	12,156	11,885

TOTAL COSTS AND EXPENSES	43,973	41,476

INCOME FROM OPERATIONS	7,530	6,009
OTHER INCOME (EXPENSE)
Interest expense, net	(4,851)	(5,522)
Other income (expense)	(101)	24

TOTAL OTHER INCOME (EXPENSE)	(4,952)	(5,498)

NET INCOME	$2,578	$511

See notes accompanying condensed consolidated financial statements.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)
(unaudited)

	For the Nine Months Ended
	September 30,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,578	$511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,156	11,885
Bonus unit award compensation expense	554	339
Loss on sale of assets	101	—
Amortization of debt issuance costs	589	498
Changes in operating assets and liabilities:
Accounts receivable — third party	1,200	2,578
Other receivables	—	(1,781)
Other current assets	(386)	(2,237)
Accounts payable	(7,870)	7,125
Due to/due from related party	7,422	(4,229)
Accrued expenses	491	(1,164)
Other	37	(9)

NET CASH PROVIDED BY OPERATING ACTIVITIES	16,872	13,516
CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	—	(16)
Additions to property and equipment	(2,930)	(32,564)

NET CASH USED IN INVESTING ACTIVITIES	(2,930)	(32,580)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	76	(1)
(Repayments) proceeds from note borrowings	(173)	650
(Repayments) proceeds from revolver note	(6,272)	32,350
Distributions to unit holders	(693)	(10,709)
Financing costs	(20)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(7,082)	22,290

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,860	3,226
CASH AND CASH EQUIVALENTS, beginning of period	6,185	355

CASH AND CASH EQUIVALENTS, end of period	$13,045	$3,581

See notes accompanying condensed consolidated financial statements.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE A —	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:  Quest Midstream Partners, L.P. (“QMLP”) is a Delaware limited partnership focused on the gathering and transportation of natural gas in Kansas, northeastern Oklahoma and western Missouri. QMLP is controlled by Quest Resource Corporation (“QRCP”), an integrated independent energy company involved in the acquisition, development, transportation, exploration and production of natural gas, primarily from coal seams (coal bed methane), and oil in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma; Seminole County, Oklahoma; and West Virginia, New York and Pennsylvania in the Appalachian Basin.

QMLP operates a natural gas gathering pipeline network through Bluestem Pipeline, LLC (“Bluestem”), and an interstate natural gas pipeline (the “KPC Pipeline”) serving parts of Kansas, Oklahoma and Missouri through Quest Pipelines (“KPC”).

Unless otherwise indicated, references to “us,” “we,” “our,” or “QMLP” are intended to mean Quest Midstream Partners, L.P. and its consolidated subsidiaries.

Basis of Presentation:  These condensed consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted pursuant to such rules and regulations, although QMLP believes that the disclosures are adequate to make the information presented not misleading.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Significant Customers:  KPC accounted for 29.0% and 30.9% of QMLP’s revenue for the nine months ended September 30, 2009 and 2008, respectively. KPC’s two primary customers are Kansas Gas Service (“KGS”) and Missouri Gas Energy (“MGE”). For the nine months ended September 30, 2009 and 2008, approximately 57.3% and 56.6%, respectively, of KPC’s revenue was from KGS and 35.3% and 35.8%, respectively, was from MGE. See Note J. Bluestem accounted for 71.0% and 69.1% of QMLP’s revenue for the nine months ended September 30, 2009 and 2008, respectively. Bluestem’s primary customer is Quest Cherokee, LLC (“Quest Cherokee”), a wholly owned subsidiary of Quest Energy Partners, L.P. (“QELP”), which represented substantially all (in excess of 90%) of Bluestem’s revenue for the nine months ended September 30, 2009 and 2008.

Recombination:  Given the liquidity challenges facing QRCP, QELP and QMLP, each entity has undertaken a strategic review of its assets and has evaluated and continues to evaluate transactions to dispose of assets in order to raise additional funds for operations and/or to repay indebtedness. On July 2, 2009, QRCP, QELP, QMLP and certain other subsidiaries of QRCP entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which PostRock Energy Corporation (“PostRock”) through a series of mergers and an entity conversion, would wholly own all three entities (the “Recombination”) and will be a publicly traded corporation. On October 2, 2009, the Merger Agreement was amended to, among other things, reflect certain technical changes as the result of an internal restructuring. On October 6, 2009, PostRock filed with the SEC a registration statement on Form S-4, which included a joint proxy statement/prospectus, relating to the Recombination.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

While we are working toward the completion of the Recombination before the end of 2009, it remains subject to the satisfaction of a number of conditions, including, among others, the arrangement of one or more satisfactory credit facilities for PostRock, the approval of the transaction by the QRCP stockholders and the unitholders of QELP and QMLP, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of PostRock would be owned approximately 44% by current QMLP common unitholders, approximately 33% by current QELP common unitholders (other than QRCP), and approximately 23% by current QRCP stockholders.

In connection with the Merger Agreement, on July 2, 2009, QMLP and certain of its unitholders entered into a Support Agreement with QRCP and QELP (as amended, the “Support Agreement”). Pursuant to the Support Agreement, QRCP has, subject to certain conditions, agreed to vote the common and subordinated units of QMLP and QELP that QRCP owns in favor of the Recombination and the holders of approximately 73% of the common units of QMLP have, subject to certain conditions, agreed to vote their common units in favor of the Recombination. Pursuant to the Support Agreement, the requisite QMLP unitholder approval is assured unless the Support Agreement (as amended) is terminated prior to such approval in accordance with its terms.

NOTE B —	LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	September 30,	December 31,
	2009	2008

Senior credit facility	$121,728	$128,000
Other	39	136

	121,767	128,136
Less: current maturities	36	136

Total long-term debt, net of current maturities	$121,731	$128,000

QMLP and its wholly-owned subsidiary, Bluestem, are borrowers under a $135 million syndicated revolving credit facility. On November 1, 2007, QMLP and Bluestem entered into an Amended and Restated Credit Agreement and First Amendment to Amended and Restated Credit Agreement (the “Restated Credit Agreement”) with Royal Bank of Canada (“RBC”) as administrative agent and collateral agent and the lenders party thereto. On October 28, 2008, QMLP and Bluestem entered into a Second Amendment to the Restated Credit Agreement (the “Second Amendment”). The Second Amendment together with the Restated Credit Agreement is referred to as the “QMLP Credit Agreement”. QMLP was compelled to negotiate the October 28, 2008 amendment to the QMLP Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties resulting from certain unauthorized transfers, repayments and re-transfers of funds from affiliates of QRCP to entities controlled by a former CEO of QRCP and its affiliates, including QMLP (the “Transfers”) (see further discussion in Note F) and to satisfy certain conditions precedent to borrowing under the QMLP Credit Agreement. While results of the investigation of the misappropriation were still pending, QMLP requested waivers and amendments to remove from the conditions and covenants the effects of the misappropriation. Consideration given for the waivers and amendments included higher fees and rates as well as somewhat more restrictive terms.

The QMLP Credit Agreement provides that QMLP and Bluestem may, from time to time, request an increase in the $135 million commitment by an amount in the aggregate not exceeding $75 million. However, the lenders are under no obligation to increase the commitment amount upon such request.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

QMLP and Bluestem must pay a quarterly revolving commitment fee equal to 0.375% to 0.50% (depending on the total leverage ratio) on the difference between $135 million and the outstanding balance of borrowings and letters of credit.

Interest accrues at one of the two following rates, at QMLP’s option, (i) LIBOR plus a margin ranging from 2.0% to 3.5% (depending on the total leverage ratio) or (ii) the base rate plus a margin ranging from 1.0% to 2.5% (depending on the total leverage ratio). The base rate is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%.

The QMLP Credit Agreement is secured by a first priority lien on substantially all of the assets of QMLP and Bluestem and their subsidiaries (including the KPC Pipeline). The QMLP Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates will be secured pari passu by the liens granted under the loan documents. QMLP has not entered into any such hedging relationships.

QMLP, Bluestem and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of this type. The QMLP Credit Agreement also contains affirmative and negative covenants that are customary for credit agreements of this type. The covenants in the QMLP Credit Agreement include, without limitation, delivery of financial statements and other financial information; notice of defaults and certain other matters; payment of obligations; preservation of legal existence and good standing; maintenance of assets and business; maintenance of insurance; compliance with laws and contractual obligations; maintenance of books and records; permit inspection rights; use of proceeds; execution of guaranties by subsidiaries; perfecting security interests in after-acquired property; maintenance of fiscal year; limitations on liens; limitations on investments; limitation on hedging agreements; limitations on indebtedness; limitations on lease obligations; limitations on fundamental changes; limitations on dispositions of assets; limitations on restricted payments, distributions and redemptions; limitations on nature of business, capital expenditures and risk management; limitations on transactions with affiliates; limitations on burdensome agreements; and compliance with financial covenants.

The QMLP Credit Agreement’s financial covenants prohibit QMLP, Bluestem and any of their subsidiaries from:

•	permitting the interest coverage ratio (ratio of adjusted consolidated EBITDA to consolidated interest charges) on a rolling four quarter basis (calculated based on the most recently delivered compliance certificate), to be less than the ratio of 2.75 to 1.00 for each fiscal quarter-end;

•	permitting the total leverage ratio (ratio of cash adjusted consolidated funded debt to adjusted consolidated EBITDA) on a rolling four quarter basis, to be greater than 4.50 to 1.00 for each fiscal quarter-end;

•	declaring and paying distributions if the total leverage ratio is greater than 4.0 to 1.0 after giving effect to the quarterly distribution. This restriction does not affect Restricted Payments (as defined in the QMLP Credit Agreement) consisting of additional equity interests or payment-in-kind equity issuances as long as no default or event of default exists or would result.

Adjusted consolidated EBITDA is defined in the QMLP Credit Agreement to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter of QMLP, the amount of cash paid to the members of Quest Midstream GP, LLC’s (“QMGP”) of management group and non-management directors with respect to restricted common units, bonus units and/or phantom units of QMLP that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the QMLP Credit Agreement for QMLP and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges,

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(iii) the amount of taxes, based on or measured by income, used or included in the determination of consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining consolidated net income, (v) merger and acquisition costs required to be expensed under Accounting Standards Codification Topic 805, (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the Second Amendment and the related restructuring which are capped at $1,500,000 for purposes of the definition of Consolidated EBITDA and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses related to swap contracts or resulting from accounting convention changes, of QMLP and its subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interest charges is defined to mean for QMLP and its subsidiaries on a consolidated basis, the sum of (i) all interest, premium payments, fees, charges and related expenses of QMLP and its subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest and net of any write-off of debt issuance costs), in each case to the extent treated as interest in accordance with GAAP, and (ii) the portion of rent expense of QMLP and its subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP.

Consolidated net income is defined to mean for QMLP and its subsidiaries on a consolidated basis, the net income or net loss of QMLP and its subsidiaries from continuing operations, excluding: (i) the income (or loss) of any entity other than a subsidiary, except to the extent that any such income has been actually received by QMLP or such subsidiary in the form of cash dividends or similar cash distributions; (ii) extraordinary gains and losses; (iii) any gains or losses attributable to non-cash write-ups or write-downs of assets; (iv) proceeds of any insurance on property, plant or equipment other than business interruption insurance; (v) any gain or loss, net of taxes, on the sale, retirement or other disposition of assets; and (vi) the cumulative effect of a change in accounting principles.

The QMLP Credit Agreement’s mandatory prepayment provisions were amended to include a requirement that if the total leverage ratio is greater than 4.5 to 1.0 for any fiscal quarter ending on or after December 31, 2008, QMLP and Bluestem must prepay the revolving loans in an amount equal to 75% of Excess Cash Flow (as defined in the QMLP Second Amendment for such fiscal quarter). Additionally, the lenders’ revolving commitment will be temporarily reduced dollar for dollar by the amount of any such prepayment. Once the total leverage ratio is less than 4.0 to 1.0 at the end of any fiscal quarter, any reductions in the revolving commitments will be reinstated and no further prepayments will be required.

The QMLP Credit Agreement places limitations on capital expenditures for each of QMLP and Bluestem as follows: (i) $5 million for the fourth fiscal quarter of 2008; (ii) $7 million for the first fiscal quarter of 2009; (iii) $7 million for the second fiscal quarter of 2009; (iv) $3 million for the third fiscal quarter of 2009; and (v) $3 million for the fourth fiscal quarter of 2009.

QMLP and Bluestem and the Partnership are required during each calendar year to have at least 15 consecutive days during which there are no revolving loans outstanding for the purpose of financing working capital or funding quarterly distributions of QMLP.

Events of default under the QMLP Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, and change of control. Under the QMLP Credit Agreement a change of control means (i) QRCP fails to own or to have voting control over, at least 51% of the equity interest of Quest Midstream GP, LLC the sole general partner of QMLP; (ii) any person (other than QRCP or one of its subsidiaries) acquires beneficial ownership of 51% or more of the equity interest in QMLP; (iii) QMLP fails to own 100% of the equity interests in Bluestem or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

more of the QRCP’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

As of September 30, 2009, the amount borrowed under the QMLP Credit Agreement was $121.7 million. The weighted average interest rate for the quarter ended September 30, 2009 was 3.38%.

As of September 30, 2009, QMLP was in compliance with the terms of the QMLP Credit Agreement.

On August 19, 2009, RBC and QMLP entered into a letter agreement wherein QMLP agreed that during negotiations related to the Recombination, it would not submit a borrowing request or request a letter of credit until the earlier to occur of the Recombination or December 31, 2009.

See the notes to QMLP’s audited consolidated financial statements for the year ended December 31, 2008 for additional information regarding QMLP’s revolving credit facility.

NOTE C —	ASSET RETIREMENT OBLIGATION

The following table provides a roll forward of the asset retirement obligations for the period indicated (in thousands):

Nine Months
Ended September 30,
2009

Asset retirement obligation, beginning balance	$1,328
Accretion expense	75

Asset retirement obligation, ending balance	$1,403

NOTE D —	PARTNERS’ CAPITAL

Bonus Unit Awards:  QMLP makes bonus unit awards to employees and non-employee Board members through the issuance of QMLP’s common units. For the nine months ended September 30, 2009 and 2008, QMLP recognized $0.5 million and $0.3 million, respectively, of bonus unit based compensation (net of forfeitures) in general and administrative expenses. As of September 30, 2009, unrecognized expense relating to non-vested bonus unit awards was approximately $0.7 million, which is expected to vest over a weighted average period of 1.3 years.

Distributions:  Distributions declared and paid for common units and the portion of the general partner interest associated therewith were $0.425/unit for the quarters ended March 31, 2008 and June 30, 2008.

The board of directors of QMGP suspended all distributions on QMLP’s subordinated, common and general partner units beginning with the third quarter of 2008. Factors significantly impacting the determination that there was no available cash for distribution include the following:

•	limitations under the QMLP credit facility.

•	the costs of the internal investigation into the Transfers, associated remedial actions and uncertainties related thereto; and

•	the need to conserve cash to properly conduct operations and maintain strategic options.

QMLP does not expect to have any available cash to pay distributions in 2009 and is unable to estimate at this time when such distributions may, if ever, be resumed.

If distributions are ever resumed, within 45 days after the end of each quarter, QMLP will distribute all of its available cash (as defined in the partnership agreement) to QMGP and QMLP unitholders of record on the

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

applicable record date. The amount of available cash generally is all cash on hand at the end of the quarter less the amount of cash reserves established by QMGP to provide for the proper conduct of QMLP’s business, to comply with applicable law, any of its debt instruments, or other agreements or to provide funds for distributions to QMLP unitholders and to QMGP for any one or more of the next four quarters; plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under the credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

As of September 30, 2009 and December 31, 2008, $307,000 of the distributions declared for QMGP were unpaid. These distributions were paid on October 5, 2009. No distributions have been declared on any common units or subordinated units beginning with the September 30, 2008 quarter.

As of September 30, 2009, there are $19 million of unpaid (and undeclared) minimum quarterly distributions for the quarters ended September 30, 2008, December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009 that will be declared and paid based on QMLP’s available cash, as determined by QMLP. Arrearages accrue for the unpaid distributions on the common units in QMLP and the related distributions on QMGP’s units. QMLP is not obligated to ever pay these amounts, but they may not make distributions on the subordinated units until all arrearages on the common units and the related general partner units have been paid. Further, no incentive distributions can be paid in a quarter until all arrearages on the common units have been paid and the minimum quarterly distribution has been paid for that quarter on all common units and subordinated units. The subordinated units and the incentive distribution rights do not accrue arrearages.

NOTE E —	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2009 and 2008, QMLP recorded revenues totaling $35.5 million and $25.9 million, respectively, from Quest Cherokee as gathering fees for Quest Cherokee’s gas production. As of September 30, 2009 and December 31, 2008 QMLP had amounts due from Quest Cherokee of $3.4 million and $3.3 million, respectively.

QMLP has no employees, and QMGP employs or otherwise retains the personnel necessary to provide general and administrative services, and management and operating services, as may be necessary to manage and operate the businesses, properties and assets. QMLP is required to reimburse QMGP for all expenses incurred related to the employment of personnel which are directly related to QMLP business. For the nine months ended September 30, 2009 and 2008, QMLP reimbursed QMGP $1.9 million and $1.7 million, respectively, for such expenses. As of September 30, 2009 and December 31, 2008, QMLP had amounts due from QMGP of $0.1 million and due from QMGP of $0.8 million, respectively.

Additionally, QRCP provides QMLP with general and administrative services, such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering. QMLP is required to reimburse QRCP for all expenses incurred related to such services, subject to certain limitations. For the nine months ended September 30, 2009 and 2008, QMLP reimbursed QRCP $1.6 million and $1.3 million, respectively, for such expenses. As of September 30, 2009 and December 31, 2008, QMLP had amounts due to QRCP of $4.4 million and due from QRCP of $4.0 million, respectively.

QRCP also provides insurance coverage for QMLP with respect to the assets, claims related to fiduciary obligations of officers, directors and control persons of QMLP and claims under federal and state securities laws. QMLP pays its portion of the costs directly.

QMLP and QRCP are currently discussing the amount and types of expenses attributable to the reimbursement agreement as it relates to amounts subject to limitation. QMLP believes that certain amounts that were previously reimbursed to QRCP or directly paid by QMLP may be recoverable. The amounts in question have not been

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

quantified, and discussions are ongoing between the parties. Any potentially recoverable amounts represent a gain contingency, so a receivable has not been recorded in the financial statements as of September 30, 2009.

NOTE F —	CONTINGENCIES

Quest Cherokee and Bluestem were named as defendants in a lawsuit filed by Central Natural Resources, Inc. (“Central Natural Resources”) on September 1, 2004 in the District Court of Labette County, Kansas (Case No. 01-C-100PA). Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem purchases and gathers the gas produced by Quest Cherokee. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser and has damaged its coal through its drilling and production operations. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged that Bluestem converted the gas and seeks an accounting for all gas purchased by Bluestem from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. If Quest Cherokee prevails on that issue, then the Plaintiff’s claims against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane gas were filed by Quest Cherokee and the plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. Plaintiff appealed the summary judgment and the Kansas Supreme Court issued an opinion affirming the District Court’s decision and remanded the case to the District Court for further proceedings consistent with that decision. Central Natural Resources filed a motion seeking to dismiss all of its remaining claims, without prejudice, and a journal entry of dismissal has been approved by the District Court.

Bluestem and Quest Cherokee were named as defendants in a lawsuit (Case No. 06 CV 58) filed November 22, 2006 by J. D. Friess and Vickie Friess, Trustees, in the District Court of Labette County, Kansas. Plaintiffs claim that Bluestem installed a gas pipeline on land owned by the plaintiffs without authority to do so and, as a result, plaintiffs are entitled to an injunction requiring Bluestem to remove its pipeline. Bluestem and Quest Cherokee denied the plaintiffs’ claims. The claims were tried to the district court and the district court issued a decision enjoining Quest Cherokee from using that pipeline and requiring Bluestem to remove that pipeline. Bluestem and Quest Cherokee have appealed that ruling to the Kansas Court of Appeals, which affirmed the district court’s decision. Bluestem and Quest Cherokee filed a petition for review by the Kansas Supreme Court on July 3, 2009 and that motion is pending. Bluestem and Quest Cherokee intend to defend vigorously against these claims.

QMLP’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures. QMLP, from time to time, may be subject to legal proceedings, claims or environmental matters that arise in the ordinary course of its business. Although no assurance can be given, management believes, based on its experiences to date, that the ultimate resolution of such items will not have a material adverse impact on QMLP’s business, financial position or results of operations.

Other Matters

On August 22, 2008, in connection with an inquiry from the Oklahoma Department of Securities, the boards of directors of QMGP, QRCP, and Quest Energy GP, LLC (“QEGP”) held a joint working session to address the Transfers. A joint special committee comprised of one member designated by each of the boards of directors of

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

QMGP, QRCP and QEGP, was immediately appointed to oversee an internal independent investigation of the Transfers, which resulted in the following:

•	QRCP recognizing losses totaling $10.0 million as a result of the Transfers by the former Chief Executive Officer from 2005 through 2008;

•	Determination that the former Chief Financial Officer of each of QMGP, QRCP and QEGP, and another former employee, the purchasing manager, misappropriated approximately $1.0 million for their personal benefit and use through an unauthorized transfer to a pipe inventory supplier in 2008; and

•	Identification of a kickback scheme involving the former Chief Financial Officer and former purchasing manager over a four year period (2005 through 2008) during which the individuals received kickbacks from several related suppliers totaling approximately $1.8 million.

None of the Transfers or kickbacks impacted the consolidated financial position or results of operations of QMLP for any of the periods presented.

NOTE G —	OTHER OBLIGATIONS

In October 2008, QMGP engaged a financial advisor to QMLP in connection with the review of QMLP’s strategic alternatives. Under the terms of the agreement, the financial advisor received an advisory fee of $250,000 in October 2008 and was entitled to additional monthly advisory fees of $75,000 from December 2008 through September 2009 and other fees ranging from $2 million to $4 million if certain corporate transactions occurred. On June 26, 2009 QMGP entered into an amendment to its original financial advisor agreement which provided that in consideration of a one-time payment of $1.75 million, which was paid on July 7, 2009, no additional fees of any kind would be due under the terms of the original agreement other than a fee of $1.5 million if the KPC Pipeline is sold within two years of the date of the amendment. The settlement with the financial advisor is included in general and administrative expenses for the nine month period ended September 30, 2009.

NOTE H —	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 105 Generally Accepted Accounting Principles, which establishes FASB ASC as the source of authoritative GAAP. Pursuant to the provisions of FASB ASC 105, we updated references to GAAP in our financial statements for the period ended September 30, 2009. This standard did not have a material impact on QMLP’s consolidated financial statements upon adoption.

NOTE I —	FAIR VALUE MEASUREMENTS

QMLP’s financial instruments include debt, cash, receivables and payables. The carrying value of debt approximates fair value due to the variable nature of the interest rates. The carrying amount of cash, receivables and accounts payable approximates fair value because of the short-term nature of those instruments.

Effective January 1, 2009, we adopted FASB ASC Topic 820 Fair Value Measurements and Disclosures, which applies to our nonfinancial assets and liabilities for which we disclose or recognize at fair value on a nonrecurring basis, such as asset retirement obligations and other assets and liabilities. Fair value is the exit price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC Topic 820 Fair Value Measurements and Disclosures also establishes a hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

•	Level 2 — Pricing inputs other than quoted prices in active markets included in Level 1 which are either directly or indirectly observable as of the reporting date. Level 2 consists primarily of non-exchange traded commodity derivatives.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

QMLP does not have assets or liabilities measured at fair value on a recurring basis. QMLP did not revalue any assets or liabilities at fair value subsequent to initial recognition during the nine months ended September 30, 2009.

NOTE J —	SUBSEQUENT EVENTS

On October 31, 2009, our gas transportation contract with MGE was terminated and has not been renegotiated or renewed. The loss of this contract could result in an impairment of the KPC pipeline assets and customer-related intangible assets. As of November 5, 2009, the range of impairment cannot be estimated. The carrying value of these assets was $119.7 million as of September 30, 2009.

QMLP evaluated its activity after September 30, 2009 until the date available for issuance, November 5, 2009, for recognized and unrecognized subsequent events not discussed elsewhere in these footnotes and determined there were none.

QUEST MIDSTREAM PARTNERS, L.P.

AUDITED ANNUAL FINANCIAL STATEMENTS

Independent Auditors’ Report

To the Board of Directors and Partners of
Quest Midstream Partners, L.P.

We have audited the accompanying consolidated balance sheets of Quest Midstream Partners, L.P. and Subsidiaries (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated statements of income, partners’ capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quest Midstream Partners, L.P. and Subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note K to the consolidated financial statements, the Partnership has restated their consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income, partners’ capital and cash flows for the year then ended, which were audited by other auditors.

/s/ UHY LLP
Houston, Texas
March 31, 2009

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
($ in thousands, except unit data)

	December 31,
		2007
		(Restated —
	2008	See Note K)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,185	$355
Restricted cash	—	31
Trade receivables — third parties	2,636	2,578
Trade receivables — related party	6,513	5,631
Inventory	2,090	1,666
Other current assets	447	162

TOTAL CURRENT ASSETS	17,871	10,423

PROPERTY AND EQUIPMENT
Pipeline assets, net of accumulated depreciation of $16,408 and $5,659 at 2008 and 2007, respectively	305,547	290,612
Pipeline assets under construction	95	1,240
Other property and equipment, net of accumulated depreciation of $1,018 and $414 at 2008 and 2007, respectively	3,163	1,578

PROPERTY AND EQUIPMENT, net	308,805	293,430
INTANGIBLE ASSETS, net of accumulated amortization of $4,340 at 2008 and zero at 2007, respectively	5,594	—
LOAN COSTS, net of accumulated amortization of $948 and $285 at 2008 and 2007, respectively	3,042	3,315

TOTAL ASSETS	$335,312	$307,168

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Accounts payable	$13,993	$9,866
Accrued expenses	2,552	2,792
Accrued distributions	693	3,901
Current portion of note payable	136	1

TOTAL CURRENT LIABILITIES	17,374	16,560
LONG-TERM LIABILITIES	1,328	1,237
NOTES PAYABLE	128,000	95,003

TOTAL LIABILITIES	146,702	112,800
COMMITMENTS AND CONTINGENCIES
PARTNER’S CAPITAL
Subordinated Class A unit holders: 35,134 units outstanding at December 31, 2008 and 2007	595	591
Subordinated Class B unit holders; 4,915,000 units outstanding at December 31, 2008 and 2007	38,856	38,272
Common unit holders, 8,782,366 and 8,779,866 units outstanding at December 31, 2008 and 2007	145,857	152,028
General Partner, 276,531 units outstanding at December 31, 2008 and 2007	3,302	3,477

TOTAL PARTNERS’ CAPITAL	188,610	194,368

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$335,312	$307,168

See notes accompanying consolidated financial statements.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands)

	Year Ended
	December 31,
		2007
		(Restated —
	2008	See Note K)

REVENUE
Related party	$35,546	$29,179
Third parties	27,763	9,853
Other	3	4

TOTAL REVENUE	63,312	39,036
COSTS AND EXPENSES
Pipeline operating	30,462	21,097
General and administrative	7,963	5,458
Depreciation and amortization	15,564	5,702

TOTAL COSTS AND EXPENSES	53,989	32,257

INCOME FROM OPERATIONS	9,323	6,779
OTHER INCOME (EXPENSE)
Gain on sale of assets	24	6
Interest expense, net	(7,715)	(2,404)

TOTAL OTHER INCOME (EXPENSE)	(7,691)	(2,398)

NET INCOME	$1,632	$4,381

See notes accompanying consolidated financial statements.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY (DEFICIT)
($ in thousands, except unit data)

	Subordinated	Subordinated	Subordinated	Subordinated	Common	Common	General	General
	Class A	Class A	Class B	Class B	Unitholder	Unitholder	Partner	Partner
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Total

Balance, January 1, 2007 (restated, see Note K)	35,134	$583	4,900,000	$37,084	4,864,866	$84,173	200,000	$2,221	$124,061
Capital contributions for cash					3,750,000	75,230	76,531	1,530	76,760
Equity offering cost						(1,806)			(1,860)
Unit awards expense — directors			15,000	34	15,000	67			101
Unit awards expense — employees					152,500	1,036			1,036
Distributions		(3)		(383)		(9,418)		(361)	(10,165)
Net income		11		1,537		2,746		87	4,381

Balance, December 31, 2007 (restated, see note K)	35,134	591	4,915,000	38,272	8,782,366	152,028	276,531	3,477	194,368
Unit awards expense — directors				47		95			142
Unit awards expense — employees					(2,500)	309			309
Distributions				(35)		(7,598)		(208)	(7,841)
Net income		4		572		1,023		33	1,632

Balance, December 31, 2008	35,134	$595	4,915,000	$38,856	8,779,866	$145,857	276,531	$3,302	$188,610

See notes accompanying consolidated financial statements.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Year Ended
	December 31,
		2007
		(Restated —
	2008	See Note K)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,632	$4,381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,564	5,702
Accretion of asset retirement obligations	91	43
Bonus unit award compensation expense	451	1,137
Amortization of debt issuance costs	663	285
(Gain) loss on sale of assets	(24)	(6)
Changes in operating assets and liabilities:
Restricted cash	31	(31)
Accounts receivable — third party	(58)	(2,578)
Inventory	(424)	589
Other current assets	(285)	(146)
Accounts payable	4,127	9,015
Due to (from) related party	(882)	(5,679)
Accrued expenses	(240)	2,802
Other	(38)	55

NET CASH PROVIDED BY OPERATING ACTIVITIES	20,608	15,569
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of KPC	—	(133,725)
Additions to property and equipment	(36,533)	(37,683)
Proceeds from sale of property and equipment	24	10

NET CASH USED IN INVESTING ACTIVITIES	(36,509)	(171,398)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	33,000	95,000
Proceeds from capital contributions	—	76,760
Distributions	(11,051)	(6,264)
Advances from (repayments to) affiliates	—	(24,295)
Equity offering costs	—	(1,860)
Other	133	1
Financing costs	(351)	(3,600)

NET CASH PROVIDED BY FINANCING ACTIVITIES	21,731	135,742

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,830	(20,087)
CASH AND CASH EQUIVALENTS, beginning of year	355	20,442

CASH AND CASH EQUIVALENTS, end of year	$6,185	$355

See notes accompanying consolidated financial statements.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A —	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:  Quest Midstream Partners, L.P. (“Quest Midstream”, “we”, “our”, “us” or the “Partnership”) is a Delaware limited partnership focused on the gathering and transportation of natural gas in Kansas, northeastern Oklahoma and Missouri. Quest Midstream is controlled by Quest Resource Corporation (“Quest Resource”), an independent energy company whose operations are currently focused on developing coal bed methane gas reserves in a ten county region that is served by a natural gas gathering system owned by the Partnership.

Our natural gas gathering pipeline network is owned by Bluestem Pipeline, LLC (“Bluestem”). Bluestem was a wholly-owned subsidiary of Quest Cherokee, a wholly-owned subsidiary of Quest Resource, until it was contributed to the Partnership on December 22, 2006.

On December 13, 2006, the Partnership was formed to own and operate the Bluestem natural gas gathering pipeline system. On December 22, 2006, Quest Resource transferred pipeline assets and certain associated liabilities to Quest Midstream as a capital contribution in exchange for 4.9 million class B subordinated units, 35,134 class A subordinated units and an 85% interest in the general partner of the Partnership (see discussion below). Also on December 22, 2006, Quest Midstream issued 4,864,866 common units, representing an approximate 48.64% interest in Quest Midstream, for $18.50 per common unit, or approximately $90 million, ($84.2 million after offering costs) pursuant to a purchase agreement dated December 22, 2006, to a group of institutional investors (the “Original Investors”) led by Alerian Capital Management, LLC (“Alerian”), and co-led by Swank Capital, LLC (“Swank”).

Quest Midstream GP, LLC (“Quest Midstream GP”), the sole general partner of Quest Midstream was formed by Quest Resource and the Original Investors who own 85% and 15%, respectively, of Quest Midstream GP as of December 13, 2006. After completion of our formation transactions Quest Midstream GP held 200,000 general partner units representing a 2% general partner interest in Quest Midstream.

Quest Midstream GP’s sole business activity is to act as the general partner of Quest Midstream. Quest Midstream GP employs approximately 75 personnel that perform activities primarily related to the pipeline infrastructure. The Partnership reimburses Quest Midstream GP for all employee expenses.

On November 1, 2007, Quest Midstream completed the purchase of the KPC Pipeline, an interstate natural gas pipeline company serving parts of Kansas, Oklahoma and Missouri (as more fully described in Note B), pursuant to a Purchase and Sale Agreement dated as of October 9, 2007, by and among the Partnership, Enbridge Midcoast Energy, L.P. and Midcoast Holdings No. One, L.L.C., whereby the Partnership purchased all of the membership interests in the two general partners (the “KPC Partners”) of Enbridge Pipelines (KPC), the owner of the KPC Pipeline, for $133 million in cash, subject to adjustment for working capital at closing and assumed liabilities of approximately $1.2 million. The Partnership issued 3,750,000 common units for $20.00 per common unit, or approximately $75 million of gross proceeds ($73.6 million after offering costs), pursuant to a purchase agreement dated November 1, 2007 (the “Second Round Purchase Agreement”) by and among the Partnership, the Original Investors and a group of additional institutional investors (the “Second Round Investors” and, together with the Original Investors, the “Investors”). Quest Midstream used the proceeds from the Second Round Purchase Agreement and borrowed an additional $58 million under its existing line of credit to fund the acquisition.

Amended and Restated Investors’ Rights Agreement:  In connection with the formation of Quest Midstream, Quest Resource, Quest Midstream, and the Original Investors entered into investors’ rights agreement dated as of December 22, 2006, which agreement was amended and restated on November 1, 2007 in connection with the Second Round Purchase Agreement. Pursuant to the terms of the investors’ rights agreement, Alerian and Swank each received a separate and independent right to designate one natural person to serve as a member of Quest Midstream GP’s board of directors. Quest Resource has the right to designate the remaining members of the board

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of directors of Quest Midstream GP (two of whom must be independent directors). Swank’s right to designate a member of the board of directors terminates upon the completion by Quest Midstream of an initial public offering. In addition, the right to designate a member of Quest Midstream GP’s board of directors terminates as to Alerian or Swank if they cease to own at least 5% of Quest Midstream’s common units (on a fully diluted basis) that are not held by Quest Resource and its affiliates.

Subject to certain exceptions set forth in the investors’ rights agreement, since Quest Midstream did not complete an initial public offering by December 22, 2008, until such time as an initial public offering is completed by Quest Midstream, the Investors, acting by majority vote, may require Quest Midstream GP to effect a sale of either all of Quest Midstream’s assets or partner interests. If the Investors make such an election, Quest Midstream GP will have the right to offer to purchase all of the Investors’ interests in Quest Midstream. If Quest Midstream GP’s offer is not accepted, Quest Midstream GP will be obligated to undertake to solicit offers for all of the assets or partner interests of Quest Midstream as promptly as commercially reasonable with a view to maximizing the aggregate consideration to be received for such sale. The offers must meet certain minimum requirements that are contained in the investors’ rights agreement. If a qualifying offer is accepted by a majority of the Investors, Quest Resource and the other Investors will be required to participate in the sale. Subject to certain limitations, Quest Midstream GP will have a right of first refusal to match any offer accepted by a majority of the Investors. As of March 30, 2009, the Investors had not given formal notice to the Partnership to exercise these rights, but the Partnership has been considering and pursuing a variety of options.

In connection with any such sale of the assets or partner interests of Quest Midstream, the Investors will be entitled to a return of their initial investment (plus a 10% premium) and any unpaid distributions before any funds will be distributed to Quest Resource on account of its general partner interest and subordinated units. If a sale is not completed within 180 days after the Investors inform Quest Midstream GP that they desire to exercise their right to require a sale of Quest Midstream, the premium will increase by 750 basis points each quarter, until it reaches a maximum of 40%.

Subject to certain exceptions, any issuances of additional partner interests by Quest Midstream for less than 115% of the price at which the common units were issued to the Investors in the Second Round Purchase Agreement will require the consent of a majority of the Investors.

If Quest Resource and its affiliates desire to dispose of all or substantially all of their collective Quest Midstream partner interests and their collective general partner member interests to a non-affiliated third-party, then the Investors will have the right to participate in such transaction. Quest Resource has the right to require the Investors to participate in such a transaction if certain conditions are satisfied.

If Quest Resource desires to sell a majority of its member interests in Quest Midstream GP, Alerian and Swank will have a right of first refusal to acquire the member interests being transferred.

Except for Alerian’s right to designate a member to serve on Quest Midstream GP’s board of directors, the investors’ rights agreement terminates upon the completion of an initial public offering of Quest Midstream, which results in the common units of Quest Midstream being listed on the Nasdaq Global Market or the New York Stock Exchange.

Omnibus Agreement:  Quest Midstream, Quest Midstream GP, Bluestem and Quest Resource entered into an omnibus agreement dated as of December 22, 2006, which governs (i) the obligations of Quest Resource and its affiliates to refrain from engaging in certain business opportunities that compete with Quest Midstream, (ii) Quest Resource’s agreement to indemnify Quest Midstream, Quest Midstream GP and Bluestem against certain environmental and other liabilities that occurred or existed prior to the closing date, (iii) the obligation of Quest Midstream to reimburse Quest Resource for certain insurance, operating and general and administrative expenses incurred on behalf of Quest Midstream (subject to certain limitations), (iv) a right of first offer allowing Quest Midstream to acquire certain midstream assets of Quest Resource in the event Quest Resource or its affiliates desire to sell such assets (subject to negotiation of the terms and conditions of the offer), so long as Quest Resource or its

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affiliates maintain a controlling interest in Quest Midstream, and (v) Quest Midstream’s option to provide midstream services for any acreage located outside the Cherokee Basin that Quest Resource or any of its affiliates may acquire in the future (subject to negotiation of the terms and conditions of the offer), so long as Quest Resource or its affiliates maintain a controlling interest in Quest Midstream and the acquired acreage is not subject to an existing agreement with an unaffiliated third party to provide midstream services.

Midstream Services and Gas Dedication Agreement:  Quest Resource and Bluestem entered into a midstream services and gas dedication agreement on December 22, 2006. In connection with an assignment and assumption agreement dated November 15, 2007, Quest Resource assigned all of its rights and obligations under the midstream services and gas dedication agreement to Quest Energy Partners, L.P. (“Quest Energy”). Pursuant to the midstream services agreement, Bluestem agreed to gather and provide certain midstream services to Quest Energy for all natural gas produced from wells in a 15-county area in Kansas and Oklahoma known as the Cherokee Basin that are connected to Bluestem’s gathering system. The term of the midstream services agreement is ten years, with two additional five-year renewal periods. Under the midstream services agreement, Quest Energy agreed to initially pay Bluestem $0.50 per MMBtu of gas for gathering, dehydration and treating services and $1.10 per MMBtu of gas for compression services, subject to annual adjustment based on changes in natural gas prices and the producers price index as of and for the year ended December 31, 2007. Quest Energy agreed to pay Bluestem $0.51 per MMBtu of gas for gathering, dehydration and treating services and $1.13 per MMBtu of gas for compression services for the year ended December 31, 2008. Such fees are subject to renegotiation in connection with each renewal period.

Bluestem has the option to connect all of the natural gas wells that Quest Energy develops in the Cherokee Basin to its gathering system. In addition, Bluestem is required to connect to its gathering system, at its expense, any new natural gas well(s) that Quest Energy completes in the Cherokee Basin if Bluestem would earn a specified internal rate of return (15% or more over the first five-year period) from those wells. Quest Energy also committed to drill a total of 750 new wells in the Cherokee Basin by December 22, 2008. This commitment was fulfilled.

Second Amended and Restated Agreement of Limited Partnership of Quest Midstream Partners, L.P.:  In connection with the closing of the Second Round Purchase Agreement in 2007, Quest Midstream GP and the limited partners amended and restated the limited partnership agreement of Quest Midstream Partners, L.P., which sets forth the rights and obligations of our unit holders.

Under the restated partnership agreement, during the subordination period, the common units in Quest Midstream have the right to receive quarterly distributions of available cash from operating surplus (each as defined in the partnership agreement) in an amount equal to the minimum quarterly distribution of $0.425 per common unit plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. No arrearages are to be paid on the subordinated units during the subordination period.

The class A subordinated units automatically convert on a one-for-one basis to common units upon the completion by Quest Midstream of an initial public offering. Generally, the subordination period for the class B subordinated units will extend until the first day of any quarter beginning after December 22, 2013 or, if an initial public offering by Quest Midstream has occurred, the fifth anniversary of the closing of the initial public offering that certain financial tests are met. Generally, upon expiration of the subordination period for the class B subordinated units; each outstanding class B subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

If the tests for ending the subordination period are satisfied for any three consecutive four-quarter periods ending on or after the last day of the quarter containing the third anniversary of the initial public offering of Quest Midstream, 25% of the class B subordinated units will convert into an equal number of common units. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after the last day of the quarter containing the fourth anniversary of the initial public offering of Quest Midstream, an additional 25% of the class B subordinated units will convert into an equal number of common units. The second early conversion of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

class B subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.

The partnership agreement sets forth the levels of distributions that can be made to each of the unit holders as authorized by the Quest Midstream GP board of directors from the available cash as defined in the partnership agreement for any quarter during and after the subordination period. The partnership agreement provides that Quest Midstream GP initially will be entitled to 2% of all distributions that Quest Midstream makes prior to its liquidation. Quest Midstream GP has the right, but not the obligation, to contribute a proportionate amount of capital to Quest Midstream to maintain its 2% general partner interest if Quest Midstream issues additional units. Quest Midstream GP’s 2% interest, and the percentage of Quest Midstream’s cash distributions to which it is entitled, will be proportionately reduced if Quest Midstream issues additional units in the future and Quest Midstream GP partner does not contribute a proportionate amount of capital to Quest Midstream in order to maintain its 2% general partner interest.

The incentive distribution rights in Quest Midstream represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and certain specified target distribution levels have been achieved. Quest Midstream GP partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

Quest Midstream GP, as the holder of incentive distribution rights, has the right under the partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to Quest Midstream GP would be set. Such reset right may be exercised, without approval of the unit holders or the conflicts committee of Quest Midstream GP, at any time when there are no subordinated units outstanding and Quest Midstream has made cash distributions with respect to the incentive distribution rights at the highest level for each of the prior four consecutive fiscal quarters.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by Quest Midstream GP of incentive distribution payments, Quest Midstream GP will be entitled to receive a number of newly issued class C units based on a formula that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by Quest Midstream GP for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

Following a reset election by Quest Midstream GP, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that Quest Midstream would distribute all of its available cash from operating surplus for each quarter as set forth in the partnership agreement.

Quest Midstream GP may not be removed as the general partner except with the vote of two-thirds of all of the outstanding units.

Subsidiaries:  The Partnership’s subsidiaries include Bluestem Pipeline, LLC (“Bluestem”), Quest Transmission Company, LLC, Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C. and Quest Pipelines (KPC).

Consolidation Policy:  All subsidiaries are 100% owned. All significant intercompany accounts and transactions have been eliminated

Use of Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents:  For purposes of the consolidated financial statements, the Partnership considers investments in all highly liquid instruments with original maturities of three months or less at date of purchase to be cash equivalents.

Restricted Cash:  Restricted Cash represents cash pledged to support reimbursement obligations under outstanding letters of credit.

Revenue Recognition:  Revenue is recognized at the time the natural gas is gathered or transported through its systems and delivered to a third party.

Trade Receivables:  The Partnership conducts the majority of its operations in the States of Kansas and Oklahoma. Receivables are recorded monthly for the volumes transported during the month at rates determined by the respective transportation agreements. KPC accounted for 44% and 25% of the Partnership’s revenue in 2008 and 2007, respectively. KPC’s two primary customers are Kansas Gas Service (KGS) and Missouri Gas Energy (MGE), both of which are served under long-term natural gas transportation contracts. For the period from November 1, 2007, the date of acquisition, through December 31, 2007, approximately 60% of KPC’s revenue was from Kansas Gas Services (“KGS”) and 36% was from Missouri Gas Energy (“MGE”). During 2008, approximately 58% and 36%, respectively, of KPC’s revenue was from KGS and MGE. Bluestem accounted for 56% and 75% of the Partnership’s revenue in 2008 and 2007, respectively. Bluestem’s primary customer is Quest Cherokee, which represented substantially all (in excess of 90%) of Bluestem’s revenue in 2008 and 2007.

Management periodically assesses the Partnership’s accounts receivable and establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations when that determination is made. No allowance was considered necessary as of December 31, 2008 and 2007.

Inventory:  Inventory, which is included in current assets, includes tubular goods and meters which we plan to utilize in construction and maintenance of our pipeline. Inventory is carried at the lower of cost or market using the specific identification method. No reserve for obsolescence was required as of December 31, 2008 and 2007.

Concentration of Credit Risk:  The Partnership maintains its cash balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation. The Partnership’s cash balances typically are in excess of the insured limit. The Partnership has incurred no losses related to these accounts.

Pipeline and Other Property and Equipment:  Pipeline and other property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Pipeline mains and laterals	15 - 40
Compression equipment	15 - 35
Measurement and communications equipment	15 - 35
General plant	10 - 15
Office furniture and fixtures	7 - 10
Computing equipment	3 - 5
Vehicles	5 - 7

Capitalized interest recorded on pipeline construction amounted to $626,000 and $385,000 for the years ended December 31, 2008 and 2007, respectively. Repairs and maintenance are charged to operations when incurred, and improvements and renewals which extend the life of the related assets are capitalized.

Upon disposition or retirement of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss thereon, if any, is included in operations.

Intangible Assets:  Our intangible assets subject to amortization under SFAS 142 consist of firm gas transportation contracts acquired in connection with the KPC acquisition (see discussion in Note B).

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Impairment:  In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS 144”), long-lived assets, such as property, and equipment, and finite-lived intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of such assets exceeds their undiscounted estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of such assets exceeds the fair value of the assets. As of December 31, 2008 and 2007, the Partnership did not record any such impairment.

Debt Issue Costs:  Costs incurred in connection with the issuance of long-term debt or material modification are capitalized and amortized over the term of the related debt. Such costs are included in other assets on the balance sheet. The remaining unamortized debt issue costs at December 31, 2008 and 2007 totaled $3.0 million and $3.3 million, respectively, and are being amortized over the life of the credit facilities. Amortization expense was $663 thousand and $285 thousand for the years ended December 31, 2008 and 2007, respectively.

Income Taxes:  Quest Midstream is a limited partnership. As a result, the Partnership’s income for federal income tax purposes is reportable on the tax returns of the individual partners. Accordingly, no recognition has been made for income taxes in the accompanying consolidated financial statements of the Partnership.

Net income, for consolidated financial statement purposes, may differ significantly from taxable income reportable to unit holders as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the partnership agreement. These different allocations can and usually will result in significantly different tax capital account balances in comparison to the capital accounts shown in the consolidated financial statements.

Fair Value of Financial Instruments:  The Partnership’s financial instruments consist of cash, receivables, accounts payable, accrued expenses and note payable. The carrying amount of cash, receivables, accounts payable and accrued expenses approximates fair value because of the short-team nature of those instruments. The carrying amounts for note payable approximate fair value due to the variable nature of the interest rates of the notes payable.

Asset Retirement Obligations:  The Partnership has adopted SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation (“ARO”) in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. After the initial period of recognition the ARO will change as a result of passage of time or revisions to the original estimates of either the amounts of estimated cash flows or their timing. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, which became effective at December 31, 2005. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Since the obligation to perform the asset retirement activity is unconditional, FIN 47 provides that a liability for the fair value of a conditional asset retirement activity should be recognized if that fair value can be reasonably estimated, even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation under SFAS 143.

The Partnership did not record any asset retirement obligations relating to its gathering systems as of December 31, 2008 or 2007 because it does not have any legal or constructive obligations relative to asset retirements. The Partnership has recorded asset retirement obligations relating to the abandonment of its interstate pipeline assets (see Note D).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE B —	ACQUISITIONS

On November 1, 2007, Quest Midstream completed the purchase of an interstate natural gas pipeline (the “KPC Pipeline”). Quest Midstream purchased all of the ownership interests of the KPC Pipeline from Enbridge Midcoast Energy, L.P. and Midcoast Holdings No. One, L.L.C. approximately $133.7 million in cash, including transaction costs, determined as follows (in thousands):

Cash	$133,000
Transaction costs	725
Total purchase price	$133,725

The acquisition was funded through the issuance of 3,750,000 common units for $20.00 per common unit and borrowings of $58 million under the Quest Midstream Credit Agreement (as discussed in Note C).

KPC owns and operates a 1,120 mile interstate natural gas pipeline, which transports natural gas from Oklahoma and western Kansas to the metropolitan Wichita and Kansas City markets and is one of the only three pipeline systems capable of delivering gas into the Kansas City metropolitan market. The KPC system includes three compressor stations with a total of 14,680 horsepower and has a capacity of approximately 160 MMcf/d. KPC has supply interconnections with Enogex Inc., Panhandle Eastern Pipe Line Company and ANR Pipeline Company, allowing distribution from the Anadarko and Arkoma basins, as well as the western Kansas and Oklahoma panhandle producing regions. KPC’s two primary customers are Kansas Gas Service (KGS) and Missouri Gas Energy (MGE), both of which are served under long-term natural gas transportation contracts. KGS, a division of ONEOK, Inc., is the local distribution company in Kansas for Kansas City and Wichita as well as a number of other municipalities. MGE, a division of Southern Union Company, is a natural gas distribution company that serves over a half-million customers in 155 western Missouri communities.

The purchase price was allocated to the assets acquired and liabilities as follows on a preliminary basis as of November 1, 2007 as follows (in thousands):

Pipeline assets	$134,811
Currents assets	59
Liabilities	(1,145)

Net assets acquired	$133,725

Final valuations were received on the KPC pipelines and related intangibles, and a purchase price adjustment was recorded as of January 1, 2008 to reflect the following (in thousands):

Pipeline assets	$124,936
Intangible assets	9,934
Liabilities	(1,145)

Net assets acquired	$133,725

Contract-related intangibles acquired in the KPC acquisition are being amortized over the term of the related contracts, which range from one to ten years. Amortization expense in 2008 amounted to $4.3 million, which includes approximately $0.6 million of “catch-up” expense relating to 2007. Projected amortization expense over the next five years is expected to be $3.8 million, $0.5 million, $0.5 million, $0.5 million and $0.5 million. The weighted average amortization period is 2.4 years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE C —	LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31,
	2008	2007

Senior credit facility	$128,000	$95,000
Other	136	4

	128,136	95,004
Less: current maturities	136	1

Total long-term debt, net of current maturities	$128,000	$95,003

The aggregate scheduled maturities of notes payable and long-term debt for the next five years as of December 31, 2008 are as follows (in thousands):

Year Ending December 31,
2009	$136
2010	—
2011	—
2012	128,000
2013	—
Thereafter	—

$128,136

The Partnership and its wholly-owned subsidiary, Bluestem, are borrowers under a $135 million syndicated revolving credit facility. The credit facility was amended on November 1, 2007 and again on October 28, 2008. The Amended and Restated Credit Agreement is referred to herein as (the “Credit Agreement”). Royal Bank of Canada serves as administrative agent and collateral agent. Direct subsidiaries of the Partnership (Quest Kansas Pipeline, L.L.C., Quest Kansas General Partner, L.L.C. and Quest Pipeline (KPC)) are each guarantors under the Credit Agreement. As of December 31, 2008 and 2007, the amount borrowed under the Credit Agreement was $128 million and $95 million, respectively. We were compelled to negotiate the October 28, 2008 amendment to the Credit Agreement in order to rectify possible covenant violations and to satisfy certain conditions precedent to borrowing under the Credit Agreement. This necessity to amend the Credit Agreement was a consequence of a misappropriation by a former CEO of Quest Resource and its affiliates, including the Partnership (see further discussion in Note H), which may have breached certain covenants. While results of the investigation of the misappropriation were still pending, the Partnership requested waivers and amendments to remove from the conditions and covenants the effects of the misappropriation. Consideration given for the waivers and amendments included higher fees and rates as well as somewhat more restrictive terms.

The Credit Agreement provides that the Partnership may, from time to time, request an increase in the $135 million commitment by an amount in the aggregate not exceeding $75 million. However, the lenders are under no obligation to increase the commitment amount upon such request.

The Partnership must pay a quarterly revolving commitment fee equal to 0.375% to 0.50% (depending on the total leverage ratio) on the difference between $135 million and the outstanding balance of borrowings and letters of credit.

During the Transition Period (as defined in the Bluestem Second Amendment), interest will accrue at either LIBOR plus 4% or the base rate plus 3.0%. After the Transition Period ends, interest will accrue at either LIBOR plus a margin ranging from 2.0% to 3.5% (depending on the total leverage ratio) or the base rate plus a margin

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ranging from 1.0% to 2.5% (depending on the total leverage ratio). The base rate is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%. The Transition Period will generally end upon the delivery of the audited financial statements for 2008.

Quest Kansas General Partner, Quest Kansas Pipeline, and Quest Pipelines (KPC) guarantee all of Quest Midstream’s and Bluestem’s obligations under the Credit Agreement. The revolving credit facility is secured by a first priority lien on substantially all of the assets of the Partnership and Bluestem and their subsidiaries (including the KPC Pipeline). The Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates will be secured pari passu by the liens granted under the loan documents. The Partnership has not entered into any such hedging relationships.

The Partnership, Bluestem and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of this type. The Credit Agreement also contains affirmative and negative covenants that are customary for credit agreements of this type. The covenants in the Credit Agreement include, without limitation, delivery of financial statements and other financial information; notice of defaults and certain other matters; payment of obligations; preservation of legal existence and good standing; maintenance of assets and business; maintenance of insurance; compliance with laws and contractual obligations; maintenance of books and records; permit inspection rights; use of proceeds; execution of guaranties by subsidiaries; perfecting security interests in after-acquired property; maintenance of fiscal year; limitations on liens; limitations on investments; limitation on hedging agreements; limitations on indebtedness; limitations on lease obligations; limitations on fundamental changes; limitations on dispositions of assets; limitations on restricted payments, distributions and redemptions; limitations on nature of business, capital expenditures and risk management; limitations on transactions with affiliates; limitations on burdensome agreements; and compliance with financial covenants.

The Credit Agreement’s financial covenants prohibit Bluestem, the Partnership and any of their subsidiaries from:

•	permitting the interest coverage ratio (ratio of adjusted consolidated EBITDA to consolidated interest charges) on a rolling four quarter basis, commencing with the fiscal quarter ending December 31, 2007, to be less than the ratio of 2.50 to 1.00 for any fiscal quarter-end prior to December 31, 2008, increasing to 2.75 to 1.00 for each fiscal quarter-end thereafter;

•	permitting the total leverage ratio (ratio of cash adjusted consolidated funded debt to adjusted consolidated EBITDA) on a rolling four quarter basis, commencing with the fiscal quarter ending December 31, 2007 and ending with the fiscal quarter ending December 31, 2008, to be greater than 5.00 to 1.00 for any fiscal quarter-end prior to the earlier decreasing to 4.50 to 1.00 for each fiscal quarter-end thereafter;

•	permitting the senior leverage ratio (ratio of cash adjusted consolidated senior debt to adjusted consolidated EBITDA), which will be applicable only if a senior debt offering (a private placement or a public sale of senior unsecured promissory notes by Quest Midstream, Bluestem or their subsidiaries) occurred after September 30, 2008, to be greater than 4.00 to 1.00 for any fiscal quarter-end; and

•	declaring and paying distributions (i) until it has delivered the audited financial statements for the fiscal year ending December 31, 2008 reflecting that none of Quest Midstream’s and Bluestem’s funds were misappropriated in connection with the Misappropriation Transaction (as defined in the Bluestem Second Amendment) and (ii) the total leverage ratio in not greater than 4.0 to 1.0 after giving effect to the quarterly distribution. This restriction does not affect Restricted Payments (as defined in the Bluestem Credit Agreement) consisting of additional equity interests or payment-in-kind equity issuances as no default or event of default exists or would result.

The Credit Agreement’s mandatory prepayment provisions were amended to include a requirement that if the total leverage ratio is greater than 4.5 to 1.0 for any fiscal quarter ending on or after December 31, 2008, Quest Midstream and Bluestem must prepay the revolving loans in an amount equal to 75% of Excess Cash Flow (as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

defined in the Bluestem Second Amendment for such fiscal quarter). Additionally, the lenders’ revolving commitment will be temporarily reduced dollar for dollar by the amount of any such prepayment. Once the total leverage ratio is less than 4.0 to 1.0 at the end of any fiscal quarter, any reductions in the revolving commitments will be reinstated and no further prepayments will be required.

Capital expenditures for each of Quest Midstream and Bluestem as follows: (i) $5 million for the fourth fiscal quarter of 2008; (ii) $7 million for the first fiscal quarter of 2009; (iii) $7 million for the second fiscal quarter of 2009; (iv) $3 million for the third fiscal quarter of 2009; and (v) $3 million for the fourth fiscal quarter of 2009

Bluestem and the Partnership are required during each calendar year to have at least 15 consecutive days during which there are no revolving loans outstanding for the purpose of financing working capital or funding quarterly distributions of Quest Midstream.

Events of default under the Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, and change of control. Under the Credit Agreement a change of control means (i) Quest Resource fails to own or to have voting control over, at least 51% of the equity interest of Quest Midstream GP; (ii) any person (other than Quest Resource or one of its subsidiaries) acquires beneficial ownership of 51% or more of the equity interest in Quest Midstream; (iii) Quest Midstream fails to own 100% of the equity interests in Bluestem or (iv) Quest Resource undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of the Quest Resource’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if Quest Resource’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

As of December 31, 2008 the Partnership was in compliance with the terms of the Credit Agreement.

NOTE D —	ASSET RETIREMENT OBLIGATION

The following table provides a roll forward of the asset retirement obligations for the years ended December 31, 2008 and 2007 (in thousands):

	Year Ended December 31,
	2008	2007

Asset retirement obligation, beginning balance	$1,237	$—
Liabilities assumed — KPC acquisition	—	1,194
Accretion expense	91	43

Asset retirement obligation, ending balance	$1,328	$1,237

NOTE E —	PARTNERS’ CAPITAL

Common Unit Transactions:  In connection with the formation of the Partnership in 2006, Quest Resource received 4.9 million class B subordinated units, 35,134 class A subordinated units and an 85% interest in the general partner of the Partnership. Also on December 22, 2006, Quest Midstream issued 4,864,866 common units, representing an approximate 48.64% interest in Quest Midstream, to the Original Investors. In connection with the KPC acquisition (as discussed in Note B), Quest Midstream issued an additional 3.75 million common units.

Bonus Unit Awards:  The Partnership provides bonus unit awards to employees and non-employee Board members through the issuance of the Partnership’s common units and subordinated class B units, respectively. The terms of each grant vary depending upon the participant’s responsibilities and position within the Partnership.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under a Bonus Unit Award Agreement, granted units vest either in one-third or one-half increments on the anniversary of the grant date over 0 to 4 years. The common units are subject to forfeiture based on the terms as outlined in the Bonus Unit Award Agreement.

During 2008, the Partnership granted bonus unit awards for a total of 72,500 common units to five employees. A total of 24,166 of common units and 5,000 of subordinated Class B units vested in 2008. During 2007, the Partnership granted bonus unit awards for a total of 152,500 common units to four employees and 7,500 common units and 7,500 Class B units each to two Board members of the Partnership. In addition during 2007, 37,500 units were fully vested based on a settlement and release agreement with a former employee. The fair value of the unit awards granted is calculated based on values determined by the board of directors is being recognized as compensation expense on a straight line basis over the vesting period. For the years ended December 31, 2008 and 2007, the Partnership recognized $451 thousand and $1.1 million, respectively, of bonus unit based compensation (net of forfeitures) in general and administrative expenses. As of December 31, 2008, unrecognized expense relating to non-vested bonus unit awards was approximately $1.4 million. Estimated bonus unit compensation expense in 2009 is approximately $749 thousand.

The following table summarizes information about the common unit awards for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008		2007
		Weighted		Weighted
		Average Fair		Average Fair
		Value at		Value at
Common Units Awards	Units	Grant Date	Units	Grant Date

Non-vested units at beginning of year	130,000	$19.00	—	$—
Granted	72,500	14.41	167,500	19.00
Vested	(24,166)	19.00	—	—
Forfeited	(75,000)	19.00	(37,500)	19.00

Non-vested units at end of year	103,334	$15.78	130,000	$19.00

Subordinated Class B Units Awards:
Non-vested units at beginning of year	15,000	$9.50	—	$—
Granted	—	—	15,000	$9.50
Vested	(5,000)	9.50	—	—
Forfeited	—	—	—	—

Non-vested units at end of year	10,000	$9.50	15,000	$9.50

Distributions declared for the subordinated class A and class B units were $0.078/unit during the third quarter of 2007, which aggregated to $386 thousand. As of December 31, 2008, none of the declared distributions have been paid.

Distributions declared for the general partner were $0.385/unit for the quarter ended March 31, 2007, $0.49/unit for the quarter ended June 30, 2007 and $0.425/unit for the quarters ended September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008. As of December 31, 2008 and 2007, $307 thousand and $200 thousand of the distributions declared for the general partner were unpaid.

As of December 31, 2007, the Partnership accrued $3.6 million in distributions to its common unit holders. No amounts were accrued or payable as of December 31, 2008. As of December 31, 2008, there are $7.5 million of unpaid (and undeclared) minimum quarterly distributions for the quarters ended September 30, 2008 and

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008 that will be declared and paid based on the Partnership’s available cash, as determined by Quest Midstream GP.

NOTE F —	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2008 and 2007, the Partnership received revenue totaling $35.5 million and $29.2 million, respectively, from Quest Cherokee as gathering fees for Quest Cherokee’s gas production. As of December 31, 2008 and 2007, the Partnership had amounts due from Quest Cherokee of $3.3 million and $3.5 million, respectively.

The Partnership has no employees, and Quest Midstream GP employs or otherwise retains the personnel necessary to provide general and administrative services, and management and operating services, as may be necessary to manage and operate the businesses, properties and assets. The Partnership is required to reimburse Quest Midstream GP for all expenses incurred related to the employment of personnel which are directly related to Partnership business. For the years ended December 31, 2008 and 2007, the Partnership reimbursed Quest Midstream GP $4.5 million and $2.2 million, respectively, for such expenses. As of December 31, 2008 and 2007, the Partnership had amounts due from Quest Midstream GP of $0.8 million and due to Quest Midstream GP of $0.1 million, respectively.

Additionally, Quest Resource provides the Partnership with general and administrative services, such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering. The Partnership is required to reimburse Quest Resource for all expenses incurred related to such services, subject to certain limitations. For the years ended December 31, 2008 and 2007, the Partnership reimbursed Quest Resource $1.7 million and $1.5 million, respectively, for such expenses. As of December 31, 2008 and 2007, the Partnership had amounts due from Quest Resource of $4.0 million and due to Quest Resource of $2.3 million, respectively.

Quest Resource also provides insurance coverage for the Partnership with respect to the assets, claims related to fiduciary obligations of officers, directors and control person of the Partnership and claims under federal and state securities laws. The Partnership pays their portion of the costs directly.

The Partnership and Quest Resource are currently discussing the amount and types of expenses attributable to the reimbursement agreement as it relates to amounts subject to limitation. The Partnership believes that certain amounts that were previously reimbursed to Quest Resource or directly paid by the Partnership may be recoverable. The amounts in question have not been quantified, and discussions are ongoing between the parties. Any potentially recoverable amounts represent a gain contingency, so a receivable has not been recorded in the financial statements as of December 31, 2008.

NOTE G —	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consists of the following (in thousands):

	Year Ended December 31,
	2008	2007

Cash paid for interest	$8,337	$1,192

NOTE H —	CONTINGENCIES

Quest Resource Corporation, Bluestem Pipeline, LLC, STP, Inc., Quest Cherokee, LLC, Quest Energy Service, LLC, Quest Midstream Partners, LP, Quest Midstream GP, LLC, and STP Cherokee, Inc. (now STP Cherokee, LLC) were named Defendants in a lawsuit filed by Plaintiffs, Eddie R. Hill, et al. in the District Court for Craig County, Oklahoma (Case No. CJ-2003-30). Plaintiffs are royalty owners who alleged underpayment of

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

royalties owed to them. Plaintiffs also alleged, among other things, that Defendants engaged in self-dealing and breached fiduciary duties owed to Plaintiffs, and that Defendants acted fraudulently toward the Plaintiffs. Plaintiffs also alleged that the gathering fees and related charges should not have been deducted in paying royalties. Plaintiffs’ claims relate to a total of 84 wells located in Oklahoma and Kansas. This matter has been settled and dismissed without prejudice with no significant impact on the Partnership.

STP, Inc., STP Cherokee, Inc. (now STP Cherokee, LLC), Bluestem Pipeline, LLC, Quest Cherokee, LLC, and Quest Energy Service, LLC (improperly named Quest Energy Services, LLC) were defendants in a lawsuit by Plaintiffs John C. Kirkpatrick and Suzan M. Kirkpatrick in the District Court for Craig County (Case No. CJ-2005-143). Plaintiffs alleged that STP, Inc., et al., sold natural gas from wells owned by the Plaintiffs without providing the requisite notice to Plaintiffs. Plaintiffs further alleged that Defendants failed to include deductions on the check stubs of Plaintiffs in violation of state law and that Defendants deducted for items other than compression in violation of the lease terms. Plaintiffs asserted claims of actual and constructive fraud and further sought an accounting stating that if Plaintiffs have suffered any damages for failure to properly pay royalties, Plaintiffs have a right to recover those damages. This matter has been settled and dismissed without prejudice with no significant impact on the Partnership.

Quest Cherokee and Bluestem were named as defendants in a lawsuit filed by plaintiff Central Natural Resources, Inc. on September 1, 2004 in the District Court of Labette County, Kansas (Case No. 04-C-100PA). Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem gathers the gas produced by Quest Cherokee from those oil and gas leases. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has asked Bluestem to account for the gas produced from those leases. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights and does not involve Bluestem. If Quest Cherokee prevails on that issue, then the plaintiff’s claims against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane were filed by Quest Cherokee and the plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. The plaintiff appealed the summary judgment and the Kansas Supreme Court has issued an opinion affirming the District Court’s decision. Plaintiff has filed a motion for rehearing which is pending. Quest Cherokee and Bluestem intend to defend vigorously against these claims.

Bluestem was named as a defendant in a lawsuit (Case No. 07 CV 4) filed February 7, 2007 by Escopeta Oil, LLC and Puffin Exploration, Inc. in the District Court of Chautauqua County, Kansas. Bluestem has not yet been formally served with the Petition filed in that matter. Plaintiffs seek a declaratory order that they own an overriding royalty in an oil and gas lease operated by Orbit Energy, LLC from which Bluestem previously purchased gas. Bluestem has not purchased gas from that lease since November 2006. If and when served with a copy of the Petition, the Company intends to defend vigorously against these claims.

Bluestem and Quest Cherokee were named as defendants in a lawsuit (Case No. 06 CV 58) filed November 22, 2006 by J. D. Friess and Vickie Friess, Trustees, in the District Court of Labette County, Kansas. Plaintiffs claim that Bluestem installed a gas pipeline on land owned by the plaintiffs without authority to do so and, as a result, plaintiffs are entitled to an injunction requiring Bluestem to remove its pipeline. Bluestem and Quest Cherokee denied the plaintiffs’ claims. The claims were tried to the Court and the Court issued a decision enjoining Quest Cherokee from using that pipeline and requiring Bluestem to remove that pipeline. Bluestem and Quest Cherokee have appealed that ruling to the Kansas Court of Appeals. That appeal is pending. The Company intends to defend vigorously against these claims.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Partnership’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures. The Partnership, from time to time, may be subject to legal proceedings, claims or environmental matters that arise in the ordinary course of its business. Although no assurance can be given, management believes, based on its experiences to date, that the ultimate resolution of such items will not have a material adverse impact on the Partnership’s business, financial position or results of operations.

Other Matters

On August 22, 2008, in connection with an inquiry from the Oklahoma Department of Securities, the boards of directors of Quest Midstream, Quest Resource, the parent company of Quest Midstream, and Quest Energy, which is a publicly traded limited partnership controlled by Quest Resource, held a joint working session to address certain questionable transfers, repayments and re-transfers of funds from affiliates of Quest Resource to entities controlled by its former Chief Executive Officer (the “Transfers”). A joint special committee (the “Special Committee”) comprised of one member designated by each of the boards of directors of Quest Midstream, Quest Resource and Quest Energy (together, the “Boards”), was immediately appointed to oversee an internal independent investigation of the Transfers, which resulted in the following:

•	Quest Resource recognizing losses totaling $10.0 million as a result of the Transfers by the former Chief Executive Officer from 2005 through 2008;

•	Determination that the former Chief Financial Officer of each of Quest Midstream, Quest Resource and Quest Energy, and another former employee, the purchasing manager, misappropriated approximately $1.0 million through an unauthorized transfer to a pipe inventory supplier in 2008 ; and

•	Identification of a scheme involving the former Chief Financial Officer and purchasing manager over a four year period (2005 and 2008) during which the individuals received kickbacks totaling approximately $1.8 million.

None of the Transfers or kickbacks impacted the consolidated financial position or results of operations of the Partnership for any of the periods presented.

NOTE I —	OPERATING LEASES AND OTHER OBLIGATIONS

The Partnership has a leasing agreement for pipeline capacity that includes renewal options and options to increase capacity, which would also increase rentals. The initial term of this lease began June 1, 1992 and ends October 31, 2009. Minimum lease payments for 2009 total approximately $2.3 million. Total rent expense under this agreement for the years ended December 31, 2008 and 2007 was $3.1 million and $0.2 million, respectively.

The Partnership has lease agreements to obtain natural gas compressors as and when required. Terms of the leases on the gas compressors call for a minimum obligation of one year and are month to month thereafter. Minimum lease obligations for 2009 totaled approximately $823 thousand. Total rent expense for the years ended December 31, 2008 and 2007 was $12.8 million and $10.0 million, respectively.

The Partnership also has non-cancelable office and warehouse facility leases in Houston, Texas and various locations in Kansas with lease terms ranging from April 14, 2008 until May 15, 2015. Rent expense for the years ended December 31, 2008 and 2007 totaled less than $0.5 million annually.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum rental payments under all non-cancelable operating leases as of December 31, 2008, were as follows (in thousands):

Year ending December 31,
2009	$327
2010	507
2011	507
2012	254
2013	254
Thereafter	370

Total minimum lease obligations	$2,219

In October 2008, Quest Midstream GP engaged a financial advisor to the Partnership in connection with the review of the Partnership’s strategic alternatives. Under the terms of the agreement, the financial advisor received an advisory fee of $250,000 in October 2007 and is entitled to additional monthly advisory fees of $75,000 from December 2008 through September 2009, that is due ($750 thousand in arrearages) on October 1, 2009. If a Partnership Sale (as defined in the agreement) occurs, the financial advisor is entitled to a fee of $1 million upon announcement and $3 million upon completion of the transaction, reduced by 50% of the advisory fees previously paid by the Partnership. If a sale or divestiture of the KPC or Bluestem pipeline assets occurs, the financial advisor is entitled to a fee of $2 million, reduced by 50% of the advisory fees previously paid by the Partnership. If no such transactions occur prior to September 1, 2010, the Partnership is obligated to pay an additional advisory fee of $2 million, reduced by 50% of the advisory fees previously paid. During 2008, the Partnership recorded $312 thousand of expense relating to this agreement.

NOTE J —	RECENT ACCOUNTING PRONOUNCEMENTS

The Partnership adopted Statement No. 157, Fair Value Measurements (“SFAS No. 157”) as of January 1, 2008. SFAS No. 157 does not require any additional fair value measurements. Rather, the pronouncement defines fair value, establishes a framework for measuring fair value under existing accounting pronouncements that require fair value measurements, and expands disclosures about fair value measurements. The Partnership elected to implement SFAS No. 157 with the one-year deferral permitted by Financial Accounting Standard Board (FASB) Staff Position (FSP) No. FAS 157-2 for nonfinancial assets and nonfinancial liabilities, except those nonfinancial items recognized or disclosed at fair value on a recurring basis (at least annually). The one-year deferral provision applies to nonfinancial assets and liabilities initially measured at fair value in connection with business combination and exchanges, impaired long-lived assets (asset groups), intangible assets and goodwill, and initial recognition of asset retirement obligations and restructuring costs for which the Partnership employs fair value measurement. The Partnership does not expect any significant impact on its consolidated financial statements when it implements SFAS No. 157 for these assets and liabilities.

In December 2007, the FASB issued Statement No. 141R (revised 2007), Business Combinations (“SFAS No. 141R”). Although this statement amends and replaces SFAS No. 141, it retains the fundamental requirements in SFAS No. 141 that (i) the purchase method of accounting be used for all business combinations; and (ii) an acquirer be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This Statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration; however, this Statement does not apply to a combination between entities or businesses under common control. Significant provisions of SFAS No. 141R concern principles and requirements for how an acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption not permitted. The adoption of SFAS No. 141R on January 1, 2009 is not expected to have a material impact on the Partnership’s financial position, results of operations, or cash flows.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 5(“SFAS No. 160”), to establish new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 160 on January 1, 2009 is not expected to have a material impact on the Partnership’s financial position, results of operations, or cash flows.

In March 2008, the FASB issued Emerging Issues Task Force 07-04, Application of the Two — Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships (“EITF 07 — 04”), to provide guidance as to how current period earnings should be allocated between limited partners and a general partner when the partnership agreement contains incentive distribution rights. EITF 07 — 04 is to be applied retrospectively for all financial statements presented and is effective for fiscal years beginning after December 15, 2008. Management plans to adopt EITF 07 — 04 on January 1, 2009, and has not yet determined the impact, if any, on the calculation of net income per limited partner unit.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources for accounting principles and the framework for selecting the principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS No. 162 was effective on November 15, 2008. The adoption of SFAS No. 162 on January 1, 2009 is not expected to have a material impact on the Partnership’s financial position, results of operations, or cash flows.

NOTE K —	RESTATEMENT

Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2007, the Partnership identified errors in its consolidated financial statements. The following summarizes the impact of the

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

errors on net income for the year ended December 31, 2007 and Partner’s Capital as of December, 31, 2007 and 2006 (in thousands):

			Partners’ Capital
		Net Income	as of December 31,
		2007	2007	2006

	As previously reported	$3,628	$200,028	$126,256
a	Inappropriate consolidation of general partner	4	90
b	Capital contribution recorded in incorrect period			3,240
c	Capitalized interest	347	1,714	1,367
d	Compensation expense — bonus unit awards	346
e	Accruals for compressor maintenance	150	150
f	Unrecorded liabilities	(268)	(268)
g	Error in initial property contribution	174	(6,628)	(6,802)
h	Unrecorded distributions declared but not distributed	—	(625)	—
	Other		(93)

	Total restatement adjustments	753	(5,660)	(2,195)

	As restated	$4,381	$194,368	$124,061

a.	The financial statements of Quest Midstream GP, the sole general partner of the Partnership, were inadvertently included in the consolidated financial statements. As a result, Cash and Cash Equivalents and Accounts Payable were overstated by $298 thousand and $236 thousand, respectively, and Accounts Receivable and Partner’s Capital were understated by $152 thousand and $91 thousand, respectively, at December 31, 2007. In addition, Costs and Expenses were overstated by $4,000 for the year ended December 31, 2007. Partner’s Capital as of December 31, 2006 has also been restated; however, the effect was immaterial.

b.	A $3.2 million capital contribution made in 2006 was incorrectly recorded in 2007. This amount should have been included in the initial capital contributions for the year ended December 31, 2006. As a result, Capital Contributions for the year ended December 31, 2007 were overstated by $3.2 million. Additionally, Partners’ Capital was understated as of December 31, 2006 and has been restated.

c.	Capitalized interest was not previously recorded on pipeline construction prior to and after formation of the Partnership. As a result, Additions to Pipelines under construction was understated and Interest Expense was overstated by approximately $388,000 during 2007, and Pipeline Assets was understated by the same amount as of December 31, 2007. The initial property contributions upon formation of the Partnership was understated by approximately $1.3 million resulting in Pipeline Assets and Partner’s Capital being understated by the same amount as of December 31, 2007 and 2006.

d.	Errors were identified in the accounting for bonus unit awards during 2007. As a result, General and Administrative Expense was understated by $346 thousand.

e.	Inappropriate accruals were established for compressor maintenance as of December 31, 2007. As a result, accrued liabilities (as of December 31, 2007) and costs and expenses (for the year ended December 31, 2007) were overstated by approximately $150 thousand.

f.	Unrecorded liabilities were identified totaling $561 thousand. As a result, accounts payable, pipeline assets and deferred loan costs were understated by $561 thousand, $189 thousand and $104 thousand, respectively, as of December 31, 2007, and pipeline operating expense and general and administrative expense were understated by $169 thousand and $99 thousand, respectively, for the year ended December 31, 2007.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Errors were identified in the beginning property balances that were transferred into the Partnership from Quest Cherokee. The initial property contribution upon formation of the Partnership was overstated by approximately $6.8 million, which led to an overstatement of Property and Equipment and Partner’s Capital by $6.8 million as of December 31, 2006, an overstatement of depreciation expense of approximately $176 thousand for the year ended December 31, 2007, and an overstatement of Property and Equipment and Partner’s Capital by $6.6 million as of December 31, 2007.

h.	Declared but unpaid partner distributions were not recorded properly as of December 31, 2007 resulting in an understatement of Accrued Distributions and an overstatement of Partner’s Capital of approximately $625 thousand as of December 31, 2007.

In addition, the following errors were identified that did not affect net income for 2007 or Partner’s Capital as of December 31, 2007 and 2006:

i.	Errors were identified in purchase accounting for the KPC acquisition including: 1) debt issue costs of $169 thousand were incorrectly included in transaction costs, 2) $299 thousand of costs were improperly excluded from purchase accounting, and 3) assumed liabilities were overstated by approximately $832 thousand. As a result, the purchase price relating to the acquisition was overstated by $602 thousand, which led to an understatement of Pipeline Assets of the same amount, Debt Issue Costs were understated by $169 thousand, Accrued Liabilities were understated by $299 thousand and Long Term Liabilities were overstated by $832 thousand.

j.	Cash activity relating to an affiliate of the Partnership occurred in a bank account of the Partnership and was not properly reflected in the financial statements. As a result, Cash and Cash Equivalents were overstated and Due from Affiliates was understated by approximately $2.9 million as of December 31, 2007.

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the effect of the adjustments described above on the consolidated balance sheet as of December 31, 2007, the consolidated statement of operations and statement of cash flows for the year ended December 31, 2007, and Partner’s Capital as of December 31, 2006 (in thousands):

	December 31, 2007
	As Previously
	Reported	Adjustment	As Restated

Consolidated Balance Sheet:
Cash and cash equivalents	$3,537	$(3,182)	$355
Trade receivables — related party	2,615	3,016	5,631
Total Current Assets	10,589	(166)	10,423
Pipeline Assets	296,039	(5,427)	290,612
Loan Costs	3,041	274	3,315
Total Assets	312,487	(5,319)	307,168
Accounts payable	9,467	399	9,866
Accrued liabilities	2,600	192	2,792
Accrued distributions	3,276	625	3,901
Total Current Liabilities	15,344	1,216	16,560
Long Term Liabilities	2,112	(875)	1,237
Partners’ Capital:
Subordinated, Class A units	623	(32)	591
Subordinated, Class B units	44,700	(6,428)	38,272
Common units	153,189	(1,161)	152,028
General partner	1,516	1,961	3,477
Total Partner’s Capital	200,028	(5,660)	194,368
Total Liabilities and Partners’ Capital	312,487	(5,319)	307,168

	Year Ended December 31, 2007
	As Previously
	Reported	Adjustment	As Restated

Consolidated Statement of Operations:
Pipeline operating expense	$21,079	$18	$21,097
General and administrative expenses	5,709	(251)	5,458
Depreciation and amortization	5,838	(136)	5,702
Total Costs and Expenses	32,626	(368)	32,257
Income from Operations	6,411	368	6,779
Interest Expense	2,789	(385)	2,404
Net Income	3,628	753	4,381
Consolidated Statement of Cash Flows:
Cash flows from operating activities	$17,972	$(2,403)	$15,569
Cash flows from investing activities	(170,958)	(440)	(171,398)
Cash flows from financing activities	136,081	(339)	135,742

QUEST MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2006
	As Previously
	Reported	Adjustment	As Restated

Partners’ Capital:
Subordinated, Class A units	$623	$(40)	$583
Subordinated, Class B units	41,460	(4,376)	37,084
Common units	84,173	—	84,173
General partner	—	2,221	2,221
Total Partner’s Capital	126,256	(2,195)	124,061
Total Liabilities and Partners’ Capital	151,441	(2,434)	149,007

ANNEX A

Composite Copy
As Amended on October 2, 2009

AGREEMENT AND PLAN OF MERGER

dated as of

July 2, 2009

among

NEW QUEST HOLDINGS CORP.,

QUEST RESOURCE CORPORATION,

QUEST MIDSTREAM PARTNERS, L.P.,

QUEST ENERGY PARTNERS, L.P.,

QUEST MIDSTREAM GP, LLC,

QUEST ENERGY GP, LLC,

QUEST RESOURCE ACQUISITION CORP.,

QUEST ENERGY ACQUISITION, LLC,

QUEST MIDSTREAM HOLDINGS CORP.

and

QUEST MIDSTREAM ACQUISITION, LLC

A-ii

A-iii

A-iv

Exhibit Number	Document

2.2.1	Form of Restated Certificate of Incorporation of Holdco
2.2.2	Form of Bylaws of Holdco
8.17	Form of Registration Rights Agreement
9.1(e)	List of Bank Consents

A-v

GLOSSARY OF DEFINED TERMS

Action	Section 8.13(a)
affiliate	Section 11.9(b)
Agreement	Preamble
Antitrust Laws	Section 8.6(b)
Applicable Laws	Section 5.5(a)
Book-Entry Shares	Section 4.2(b)
Business Day	Section 11.9(e)
Cawley	Section 5.26(c)
Certificates	Section 4.2(b)
Certificates of Merger	Section 1.7(b)
Class A QMLP Subordinated Units	Section 5.4(b)
Class B QMLP Subordinated Units	Section 5.4(b)
Closing	Section 1.8
Closing Date	Section 1.8
Code	Recitals
Delaware LLC Act	Section 1.2(a)
Delaware LP Act	Section 1.2(a)
DGCL	Section 1.1(a)
Effective Time	Section 1.1(b)
Environmental Laws	Section 5.14(a)
ERISA	Section 5.12(a)
ERISA Affiliate	Section 5.12(a)
Exchange Act	Section 4.4
Exchange Agent	Section 4.2(a)
Excluded QRC Assets	Article 5
Excluded Shares/Units	Section 4.1(a)
Existing D&O Insurance	Section 8.13(b)
Expenses	Section 10.6(d)
FERC	Section 7.26(a)
Form S-4	Section 5.24
GAAP	Section 5.6(c)
good and defensible title	Section 5.26(e)
Hazardous Materials	Section 5.14(b)
Holdco	Preamble
Holdco Bylaws	Section 2.2
Holdco Charter	Section 2.2
Holdco Common Stock	Section 1.1(c)
Hydrocarbons	Section 5.26(b)
Indemnified Party or Indemnified Parties	Section 8.13(a)
Investment Company Act	Section 5.29
Letter of Transmittal	Section 4.2(b)
Liens	Section 5.4(a)
Merger Sub or Merger Subs	Preamble
Mergers	Section 1.7(a)

A-vi

Modified Terms	Section 8.2(d)
NASDAQ	Section 5.6(b)
Nevada Act	Section 1.1(a)
Oil and Gas Properties	Section 5.26(b)
Party or Parties	Section 11.9(a)
Permitted Liens	Section 11.9(d)
Proxy Statement/Prospectus	Section 5.24
QEGP	Preamble
QEGP Certificate of Merger	Section 1.7(b)
QEGP Effective Time	Section 1.7(b)
QEGP Merger	Section 1.7(a)
QEGP Operating Agreement	Section 8.1(v)
QELLC	Section 1.4(a)
QELP	Preamble
QELP Alternative Proposal	Section 8.3(h)
QELP Benefit Plans	Section 6.12(a)
QELP Certificate of Conversion	Section 1.4(b)
QELP Certificate of Merger	Section 1.2(b)
QELP Change in Board Recommendation	Section 8.3(d)
QELP Common Units	Section 1.2(c)
QELP Conversion	Section 1.4(a)
QELP Conversion Time	Section 1.4(b)
QELP Disclosure Letter	Article 6
QELP Entities	Section 6.1(c)
QELP Exchange Ratio	Section 1.2(c)
QELP GP Units	Section 1.2(d)
QELP Incentive Distribution Rights	Section 5.4(b)
QELP LTIP	Section 4.1(c)(i)
QELP Material Adverse Effect	Section 6.1(b)
QELP Material Contracts	Section 6.21(a)
QELP Merger	Section 1.2(a)
QELP Merger Sub	Preamble
QELP Parties	Article 6
QELP Partnership Agreement	Section 6.3(a)
QELP Permits	Section 6.5(b)
QELP Proposing Party	Section 8.3(d)
QELP Real Property	Section 6.5(c)
QELP Recommendation	Section 6.19
QELP Reports	Section 6.7(a)
QELP Reserve Report	Section 6.26(c)
QELP Restricted Award	Section 4.1(c)(ii)
QELP Specified Warranties	Section 9.2(a)
QELP Subordinated Units	Section 5.4(b)
QELP Superior Proposal	Section 8.3(i)
QELP Surviving Entity	Section 1.2(a)

A-vii

QELP Termination Amount	Section 10.6(b)(i)
QELP Unitholder Approval	Section 6.20
QMGP	Preamble
QMGP Certificate of Merger	Section 1.6(b)
QMGP Effective Time	Section 1.6(b)
QMGP Merger	Section 1.6(a)
QMGP Operating Agreement	Section 8.1(v)
QMGP Units	Recitals
QMHC	Preamble
QMLP	Preamble
QMLP Alternative Proposal	Section 8.4(h)
QMLP Benefit Plans	Section 7.12(a)
QMLP Certificate of Merger	Section 1.3(b)
QMLP Change in Board Recommendation	Section 8.4(d)
QMLP Common Units	Section 1.3(c)
QMLP Disclosure Letter	Article 7
QMLP Entities	Section 7.1(b)
QMLP Exchange Ratio	Section 1.3(c)
QMLP GP Exchange Ratio	Section 1.3(d)
QMLP GP Units	Section 1.3(d)
QMLP Incentive Distribution Rights	Section 5.4(b)
QMLP Investors	Recitals
QMLP Material Adverse Effect	Section 7.1(b)
QMLP Material Contracts	Section 7.21(a)
QMLP Merger	Section 1.3(a)
QMLP Merger Sub	Preamble
QMLP Parties	Article 7
QMLP Partnership Agreement	Section 7.3(a)
QMLP Permits	Section 7.5(b)
QMLP Proposing Party	Section 8.4(d)
QMLP Ratios	Section 1.3(d)
QMLP Real Property	Section 7.5(c)
QMLP Recommendation	Section 7.19
QMLP Restricted Award	Section 4.1(d)
QMLP Specified Warranties	Section 9.2(b)
QMLP Subordinated Units	Section 5.4(b)
QMLP Superior Proposal	Section 8.4(i)
QMLP Surviving Entity	Section 1.3(a)
QMLP Termination Amount	Section 10.6(c)(i)
QMLP Unitholder Approval	Section 7.20
QRC	Preamble
QRC Alternative Proposal	Section 8.2(h)
QRC Benefit Plans	Section 5.12(a)
QRC Certificate of Merger	Section 1.1(b)
QRC Change in Board Recommendation	Section 8.2(d)

A-viii

QRC Common Stock	Section 1.1(c)
QRC Disclosure Letter	Article 5
QRC Entities	Section 5.1(b)
QRC Exchange Ratio	Section 1.1(c)
QRC Material Adverse Effect	Section 5.1(b)
QRC Material Contracts	Section 5.21(a)
QRC Merger	Section 1.1(a)
QRC Merger Sub	Preamble
QRC Option	Section 4.1(b)(ii)
QRC Parties	Article 5
QRC Permits	Section 5.5(b)
QRC Preferred Stock	Section 5.3(a)
QRC Proposing Party	Section 8.2(d)
QRC Real Property	Section 5.5(c)
QRC Recommendation	Section 5.19
QRC Reports	Section 5.7(a)
QRC Reserve Report	Section 5.26(c)
QRC Restricted Award	Section 4.1(b)(ii)
QRC Rights	Section 5.3(a)
QRC Rights Agreement	Section 5.23(b)
QRC Specified Warranties	Section 9.3(a)
QRC Stock Plans	Section 4.1(b)(i)
QRC Stockholder Approval	Section 5.20
QRC Superior Proposal	Section 8.2(i)
QRC Surviving Entity	Section 1.1(a)
QRC Termination Amount	Section 10.6(a)(i)
Registration Rights Agreement	Section 8.17
Regulatory Filings	Section 5.6(b)
Representatives	Section 8.2(a)
Returns	Section 5.11(a)(i)
rights-of-way	Section 5.25(d)
Sarbanes-Oxley Act	Section 5.8(a)
SEC	Section 4.4
Stifel	Section 6.18
STP Newco	Article 6
Subsidiary	Section 11.9(c)
Support Agreement	Recitals
Surviving Entities	Section 1.3(a)
Takeover Statutes	Section 5.23(a)
Tax or Taxes	Section 5.11(j)
Termination Date	Section 10.2(a)
Transaction Documents	Section 5.2
Treasury Regulations	Recitals

A-ix

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”) dated as of July 2, 2009, is by and among New Quest Holdings Corp., a Delaware corporation (“Holdco”), Quest Resource Corporation, a Nevada corporation (“QRC”), Quest Midstream Partners, L.P., a Delaware limited partnership (“QMLP”), Quest Energy Partners, L.P., a Delaware limited partnership (“QELP”), Quest Midstream GP, LLC, a Delaware limited liability company (“QMGP”), Quest Energy GP, LLC, a Delaware limited liability company (“QEGP”), Quest Resource Acquisition Corp., a Delaware corporation that is a wholly owned direct subsidiary of Holdco (“QRC Merger Sub”), Quest Energy Acquisition, LLC, a Delaware limited liability company that is a wholly-owned direct subsidiary of QRC (“QELP Merger Sub”), Quest Midstream Holdings Corp., a Delaware corporation that is a wholly owned direct subsidiary of Holdco (“QMHC”), and Quest Midstream Acquisition, LLC, a Delaware limited liability company that is a wholly-owned direct subsidiary of QRC (“QMLP Merger Sub”). QMHC, QRC Merger Sub, QELP Merger Sub and QMLP Merger Sub are sometimes referred to herein collectively as the “Merger Subs” and each a “Merger Sub.”

RECITALS

WHEREAS, QRC, QELP and QMLP desire to combine their businesses on the terms and conditions set forth in this Agreement;

WHEREAS, for federal income tax purposes, it is intended by the parties hereto that (i) the QRC Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder (the “Treasury Regulations”), (ii) this Agreement constitute a plan of reorganization within the meaning of Section 368 of the Code and such Treasury Regulations with respect to the QRC Merger, and (iii) the QELP Merger and the QMLP Merger constitute taxable exchanges;

WHEREAS, the board of directors of QEGP, acting upon the unanimous recommendation of its Conflicts Committee, has (i) determined that this Agreement and the QELP Merger are advisable, fair to and in the best interests of QELP and the holders of QELP Common Units (other than QEGP and its affiliates), (ii) approved the execution and delivery of this Agreement by QELP and QEGP and the execution and delivery of the Support Agreement by QELP, (iii) recommended approval and adoption of this Agreement and the QELP Merger by the holders of QELP Common Units (other than QEGP and its affiliates), as a class, and the holders of the QELP Subordinated Units, as a class, and (iv) determined that the QELP Conversion is in the best interests of QELP and QEGP and that the QEGP Merger is in the best interests of QEGP, approved the QELP Conversion and the QEGP Merger and recommended approval of the QELP Conversion by the QRC Surviving Entity, as sole holder of common units of the QELP Surviving Entity immediately following the Effective Time;

WHEREAS, the board of directors of QMGP, acting upon the unanimous recommendation of its Conflicts Committee, has (i) determined that this Agreement and the QMLP Merger are advisable, fair to and in the best interests of QMLP and the holders of QMLP Common Units (other than QMGP and its affiliates), (ii) approved the execution and delivery of this Agreement by QMLP and QMGP and the execution and delivery of the Support Agreement by QMLP, (iii) recommended approval and adoption of this Agreement and the QMLP Merger by the holders of QMLP Common Units (other than QMGP and its affiliates), as a class, and the holders of the QMLP Subordinated Units, as a class, and (iv) determined that the QMGP Merger is in the best interests of QMGP, approved the QMGP Merger and recommended approval of the QMGP Merger by the holders of the outstanding QMGP Units;

WHEREAS, the board of directors of QRC, acting on the unanimous recommendation of the Special Committee thereof, has (i) determined that this Agreement and the QRC Merger are advisable, fair to and in the best interests of QRC and the holders of QRC Common Stock and adopted this Agreement and the QRC Merger, (ii) approved the execution and delivery of this Agreement by QRC, and (iii) recommended approval of this Agreement and the QRC Merger by the holders of QRC Common Stock;

WHEREAS, QRC, QELP, QMLP and certain holders of QMLP Common Units (the “QMLP Investors”) are parties to a Support Agreement, dated as of the date hereof (the “Support Agreement”), pursuant to which, among other things, during the term of this Agreement, (i) QRC has agreed to vote (or cause to be voted) the QELP Common Units, the QELP Subordinated Units and the QMLP Subordinated Units of which QRC is the record and beneficial owner to approve and adopt this Agreement, the QELP Merger, the QMLP Merger and the other transactions contemplated by this Agreement, (ii) the QMLP Investors have agreed to vote (or cause to be voted) the QMLP Common Units of which they are the record and beneficial owners to approve and adopt this Agreement and the QMLP Merger, (iii) certain QMLP Investors who are also holders of units of QMGP (the “QMGP Units”) have agreed to approve, authorize and consent to the QMGP Merger, and (iv) the QMLP Investors have agreed not to exercise their right to effect a sale of QMLP under Section 3(a) of the Amended and Restated Investors’ Rights Agreement, dated as of November 1, 2007, by and among QMLP, QMGP, QRC, the QMLP Investors and certain other unitholders of QMLP; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and the other transactions contemplated by this Agreement and also to prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGERS

Upon the terms and subject to the conditions set forth in this Agreement, each of the QRC Merger, the QELP Merger and the QMLP Merger shall occur simultaneously at the Effective Time, but the transactions contemplated by this Article 1 shall, for Tax purposes, be deemed to occur in the order set forth below (it being understood that, notwithstanding the foregoing, certain of the transactions contemplated by this Article 1 shall be effective at the time specified in this Article 1).

Section 1.1  The QRC Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”) and the Nevada Revised Statutes (the “Nevada Act”), at the Effective Time, QRC Merger Sub shall be merged with and into QRC (the “QRC Merger”), and the separate corporate existence of QRC Merger Sub shall thereupon cease. QRC shall be the surviving entity in the QRC Merger (sometimes referred to herein as the “QRC Surviving Entity”). The QRC Merger shall have the effects specified herein and in the DGCL and the Nevada Act.

(b) As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing, QRC and QRC Merger Sub shall cause a properly executed certificate of merger and articles of merger (collectively, the “QRC Certificate of Merger”) meeting the requirements of Section 252 of the DGCL and the requirements of Section 92A.200 of the Nevada Act, respectively, to be filed in accordance with such sections. The QRC Merger shall become effective at the time that QRC, QELP and QMLP shall have agreed upon and designated in the QRC Certificate of Merger as the effective time of the QRC Merger (the “Effective Time”).

(c) At the Effective Time, subject to Section 4.1(b)(ii) with respect to shares subject to QRC Restricted Awards, the holders of shares of common stock, par value $0.001 per share, of QRC (“QRC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of QRC Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.1) shall, by virtue of the QRC Merger, have the right to receive 0.0575 (the “QRC Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of Holdco (“Holdco Common Stock”) in exchange for each such share of QRC Common Stock. Each such share of QRC Common Stock shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such share of QRC Common Stock shall thereafter cease to have any rights with respect to such share of QRC Common Stock, except the right to receive, without interest, certificates for shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation in accordance with Section 4.2(b) and any unpaid dividends and distributions on shares of Holdco

Common Stock in accordance with Section 4.2(c). Any fractional share of Holdco Common Stock that would otherwise be issued in the QRC Merger shall be rounded up to the nearest whole share of Holdco Common Stock.

(d) At the Effective Time, each issued and outstanding share of common stock of QRC Merger Sub shall be converted, by virtue of the QRC Merger, into one share of common stock of the QRC Surviving Entity.

(e) Each of the QRC Surviving Entity and Holdco shall be entitled to deduct and withhold from any consideration otherwise payable to any person pursuant to Article 4 such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld and paid over to the applicable governmental taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of QRC Common Stock in respect of which such deduction and withholding was made.

Section 1.2  The QELP Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), at the Effective Time, QELP Merger Sub shall be merged with and into QELP (the “QELP Merger”), and the separate existence of QELP Merger Sub shall thereupon cease. QELP shall be the surviving entity in the QELP Merger (sometimes referred to herein as the “QELP Surviving Entity”). The QELP Merger shall have the effects specified herein and in the Delaware LP Act and the Delaware LLC Act.

(b) As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing, QELP shall cause a properly executed certificate of merger (the “QELP Certificate of Merger”) meeting the requirements of Section 17-211 of the Delaware LP Act and Section 18-209 of the Delaware LLC Act to be filed in accordance with such sections. The QELP Merger shall become effective at the Effective Time, which shall be designated in the QELP Certificate of Merger as the effective time of the QELP Merger.

(c) At the Effective Time, subject to Section 4.1(c)(ii) with respect to units subject to QELP Restricted Awards, the holders of common units of QELP (the “QELP Common Units”) issued and outstanding immediately prior to the Effective Time (other than QELP Common Units to be canceled without payment of any consideration therefor pursuant to Section 4.1) shall, by virtue of the QELP Merger, have the right to receive 0.2859 (the “QELP Exchange Ratio”) validly issued, fully paid and nonassessable shares of Holdco Common Stock in exchange for each such QELP Common Unit. Each such QELP Common Unit shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such QELP Common Unit shall thereafter cease to have any rights with respect to such QELP Common Unit, except the right to receive, without interest, certificates for shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation in accordance with Section 4.2(b) and any unpaid dividends and distributions on shares of Holdco Common Stock in accordance with Section 4.2(c). Any fractional share of Holdco Common Stock that would otherwise be issued in the QELP Merger shall be rounded up to the nearest whole share of Holdco Common Stock. Upon the Effective Time, all rights with respect to distributions in respect of QELP Common Units, including any right to receive the Minimum Quarterly Distribution (as defined in the QELP Partnership Agreement) and any arrearages thereon, shall terminate.

(d) At the Effective Time, by virtue of the QELP Merger, (i) the issued and outstanding general partner units of QELP (the “QELP GP Units”) held by QEGP shall be converted into one general partner unit of the QELP Surviving Entity and (ii) the issued and outstanding membership interests of QELP Merger Sub shall be converted into an aggregate of 9,999,999 common units of the QELP Surviving Entity.

(e) Each of the QELP Surviving Entity and Holdco shall be entitled to deduct and withhold from any consideration otherwise payable to any person pursuant to Article 4 such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld and paid over to the applicable governmental taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the QELP Common Units in respect of which such deduction and withholding was made.

Section 1.3  The QMLP Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware LP Act and the Delaware LLC Act, at the Effective Time, QMLP shall be merged with and into QMLP Merger Sub (the “QMLP Merger”), and the separate existence of QMLP shall thereupon cease. QMLP Merger Sub shall be the surviving entity in the QMLP Merger (sometimes referred to herein as the “QMLP Surviving Entity” and, together with the QRC Surviving Entity and the QELP Surviving Entity, the “Surviving Entities”). The QMLP Merger shall have the effects specified herein and in the Delaware LP Act and the Delaware LLC Act.

(b) As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing, QMLP Merger Sub shall cause a properly executed certificate of merger (the “QMLP Certificate of Merger”) meeting the requirements of Section 17-211 of the Delaware LP Act and Section 18-209 of the Delaware LLC Act to be filed in accordance with such sections. The QMLP Merger shall become effective at the Effective Time, which shall be designated in the QMLP Certificate of Merger as the effective time of the QMLP Merger.

(c) At the Effective Time, subject to Section 4.1(d) with respect to units subject to QMLP Restricted Awards, the holders of common units of QMLP (the “QMLP Common Units”) issued and outstanding immediately prior to the Effective Time and QMLP Common Units issuable at the Effective Time upon the vesting of outstanding awards or other contract rights set forth in Section 7.3 of the QMLP Disclosure Letter (other than QMLP Common Units to be canceled without payment of any consideration therefore pursuant to Section 4.1) shall, by virtue of the QMLP Merger, have the right to receive 0.4033 (the “QMLP Exchange Ratio”) validly issued, fully paid and nonassessable shares of Holdco Common Stock in exchange for each such QMLP Common Unit. Each such QMLP Common Unit shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such QMLP Common Unit shall thereafter cease to have any rights with respect to such QMLP Common Unit, except the right to receive, without interest, certificates for shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation in accordance with Section 4.2(b) and any unpaid dividends and distributions on shares of Holdco Common Stock in accordance with Section 4.2(c). Any fractional share of Holdco Common Stock that would otherwise be issued in the QMLP Merger shall be rounded up to the nearest whole share of Holdco Common Stock. Upon the Effective Time, all rights with respect to distributions in respect of QMLP Common Units, including any right to receive the Minimum Quarterly Distribution (as defined in the QMLP Partnership Agreement) and any arrearages thereon, shall terminate.

(d) At the Effective Time, by virtue of the QMLP Merger, (i) the issued and outstanding general partner units of QMLP (the “QMLP GP Units”) held by QMGP shall be converted into a number of validly issued, fully paid and nonassessable shares of Holdco Common Stock equal to the product obtained by multiplying (x) the number of shares of Holdco Common Stock issuable pursuant to Section 1.3(c) by (y) 0.30612% (the “QMLP GP Exchange Ratio” and, together with the QMLP Exchange Ratio, the “QMLP Ratios”), rounded up to the nearest whole share of Holdco Common Stock, and (ii) the issued and outstanding membership interests in QMLP Merger Sub shall remain as the sole issued and outstanding membership interests in QMLP Surviving Entity.

(e) Each of the QMLP Surviving Entity and Holdco shall be entitled to deduct and withhold from any consideration otherwise payable to any person pursuant to Article 4 such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld and paid over to the applicable governmental taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the QMLP Common Units in respect of which such deduction and withholding was made.

Section 1.4  The QELP Conversion.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware LLC Act and the Delaware LP Act, at the QELP Conversion Time, the QRC Surviving

Entity and QEGP shall cause the QELP Surviving Entity to be converted (the “QELP Conversion”) into a Delaware limited liability company with the name New Quest Oil & Gas, LLC or such other name as shall be agreed upon by the Parties prior to the Closing (“QELLC”). The QELP Conversion shall have the effects specified herein and in the Delaware LP Act and the Delaware LLC Act.

(b) At the Closing, QELP shall cause a properly executed certificate of conversion (the “QELP Certificate of Conversion”) meeting the requirements of Section 18-214 of the Delaware LLC Act to be filed in accordance with such section. The QELP Conversion shall become effective at the time designated in the QELP Certificate of Conversion as the effective time of the QELP Conversion, which shall be on the Closing Date and promptly following the Effective Time (the “QELP Conversion Time”).

(c) At the QELP Conversion Time, by virtue of the QELP Conversion, (i) the issued and outstanding general partner unit of the QELP Surviving Entity shall cease to be issued and shall be canceled without payment of any consideration therefor, and no units of QELLC or other consideration shall be delivered in exchange therefor, and (ii) the issued and outstanding common units of the QELP Surviving Entity shall be converted into the sole issued and outstanding membership interests of QELLC.

Section 1.5  [Reserved]

Section 1.6  The QMGP Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware LLC Act, at the QMGP Effective Time, QMGP shall be merged with and into the QMLP Surviving Entity (the “QMGP Merger”), and the separate existence of QMGP shall thereupon cease. The QMLP Surviving Entity shall be the surviving entity in the QMGP Merger. The QMGP Merger shall have the effects specified herein and in the Delaware LLC Act.

(b) At the Closing, the QMLP Surviving Entity shall cause a properly executed certificate of merger (the “QMGP Certificate of Merger”) meeting the requirements of Section 18-209 of the Delaware LLC Act to be filed in accordance with such section. The QMGP Merger shall become effective at the time designated in the QMGP Certificate of Merger as the effective time of the QMGP Merger, which shall be on the Closing Date and promptly following the Effective Time (the “QMGP Effective Time”).

(c) At the QMGP Effective Time, the holders of QMGP Units issued and outstanding immediately prior to the QMGP Effective Time (other than QMGP Units to be canceled without payment of any consideration therefor pursuant to Section 4.1) shall, by virtue of the QMGP Merger, have the right to receive, in exchange for each such QMGP Unit, a number of validly issued, fully paid and nonassessable shares of Holdco Common Stock receivable by QMGP in the QMLP Merger pursuant to Section 1.3(d) equal to the quotient obtained by dividing (i) the number of such shares of Holdco Common Stock so receivable by QMGP by (ii) the total number of such QMGP Units outstanding immediately prior to the QMGP Effective Time. Each such QMGP Unit shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such QMGP Unit shall thereafter cease to have any rights with respect to such QMGP Unit, except the right to receive, without interest, certificates for shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation in accordance with Section 4.2(b) and any unpaid dividends and distributions on shares of Holdco Common Stock in accordance with Section 4.2(c). Any fractional share of Holdco Common Stock that would otherwise be issued in the QMGP Merger shall be rounded down to the nearest whole share of Holdco Common Stock.

(d) Each of the QMLP Surviving Entity and Holdco shall be entitled to deduct and withhold from any consideration otherwise payable to any person pursuant to Article 4 such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld and paid over to the applicable governmental taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the QMGP Units in respect of which such deduction and withholding was made.

Section 1.7  The QEGP Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware LLC Act, at the QEGP Effective Time, QEGP shall be merged with and into the QELLC (the “QEGP Merger” and, together with the QRC Merger, the QELP Merger, the QMLP Merger and the QMGP Merger, the “Mergers”), and the separate existence of QEGP shall thereupon cease. QELLC shall be the surviving entity in the QEGP Merger. The QEGP Merger shall have the effects specified herein and in the Delaware LLC Act.

(b) At the Closing, QELLC shall cause a properly executed certificate of merger (the “QEGP Certificate of Merger” and, together with the QRC Certificate of Merger, the QELP Certificate of Merger, the QMLP Certificate of Merger and the QMGP Certificate of Merger, the “Certificates of Merger”) meeting the requirements of Section 18-209 of the Delaware LLC Act to be filed in accordance with such section. The QEGP Merger shall become effective at the time designated in the QEGP Certificate of Merger as the effective time of the QEGP Merger, which shall be on the Closing Date and promptly following the QELP Conversion Time (the “QEGP Effective Time”).

(c) At the QEGP Effective Time, the membership interests of QEGP issued and outstanding immediately prior to the QEGP Effective Time shall, by virtue of the QEGP Merger, cease to be issued and shall be canceled without payment of any consideration therefor.

Section 1.8  The Closing.  The closing of the Mergers and the other transactions described in this Article 1 (the “Closing”) shall take place at the offices of Baker Botts L.L.P. at 910 Louisiana Street, Houston, Texas at 10:00 a.m., local time, on a date to be specified by the Parties (the “Closing Date”), which date shall be no later than the third Business Day after the satisfaction or waiver (to the extent permitted by Applicable Laws) of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Parties may agree in writing.

ARTICLE 2

ORGANIZATIONAL DOCUMENTS

Section 2.1  Limited Liability Company Agreement of QELLC.  On or prior to the Closing Date, each of QRC, QELP and QMLP shall agree on the form of limited liability company agreement to be used for QELLC in the QELP Conversion, such agreement not to be unreasonably withheld.

Section 2.2  Certificate of Incorporation and Bylaws of Holdco.  On or prior to the Closing Date, the Board of Directors of Holdco shall take, and shall cause Holdco to take, all requisite action to cause (i) the certificate of incorporation of Holdco to be amended and restated in accordance with Applicable Laws to be in the form set forth on Exhibit 2.2.1 (except that the name of Holdco shall be changed to a name to be mutually agreed upon by the Parties prior to the mailing of the Proxy Statement/Prospectus to the stockholders of QRC and the unitholders of QELP) (as so amended and restated, the “Holdco Charter”), and (ii) the bylaws of Holdco to be amended and restated in accordance with Applicable Laws to be in the form set forth on Exhibit 2.2.2 (as so amended, the “Holdco Bylaws”).

ARTICLE 3

DIRECTORS OF HOLDCO

Section 3.1  Board of Directors of Holdco.  Prior to the Closing, Holdco will take all action necessary to cause (a) the Board of Directors of Holdco as of the Effective Time to consist of nine (9) members, two (2) of whom shall consist of persons designated by the Board of Directors of QRC (which shall be William H. Damon III and John H. Rateau or, if either of them are not able or elect not to serve, another person designated by the Board of Directors of QRC), three (3) of whom shall consist of persons designated by the Conflicts Committee of the Board of Directors of QEGP (which shall be Gary Pittman, Mark Stansberry and J. Phillip McCormick or, if any of them are not able or elect not to serve, another person designated by the Conflicts Committee of the Board of Directors of

QEGP), three (3) of whom shall consist of persons designated by the Board of Directors of QMGP (which shall be Daniel Spears, Duke R. Ligon and Gabriel Hammond or, if any of them are not able or elect not to serve, another person designated by the Conflicts Committee of the Board of Directors of QMGP), and one (1) of whom shall be the principal executive officer of Holdco (which shall be David Lawler or, if he is not to be the principal executive officer of Holdco as of the Effective Time, the person designated to be such principal executive officer as of the Effective Time) and (b) Gary Pittman to be designated as the Chairman of the Board of Directors of Holdco (or, if he is not able or elects not to serve, another person designated by the Holdco Board of Directors following the Effective Time). From and after the Closing, each person so designated shall serve as a director of Holdco until such person’s successor shall be elected and qualified or such person’s earlier death, resignation or removal in accordance with the Holdco Charter and the Holdco Bylaws.

Section 3.2  Board of Directors of QRC, QEGP and QMGP.  Each of QRC, QEGP and QMGP shall use its reasonable best efforts to cause the members of its respective Board of Directors in office immediately prior to the Effective Time to tender his or her resignation as a director of the applicable Board of Directors, to be effective at the Effective Time.

ARTICLE 4

CONVERSION OF SECURITIES

Section 4.1  Conversion of Certain Equity.

(a) At the Effective Time, (i) each share of QRC Common Stock, each QELP Common Unit and each QMLP Common Unit issued and held in treasury and each share of QRC Common Stock, each QELP Common Unit and each QMLP Common Unit owned immediately prior to the Effective Time by any Party, any Merger Sub or Holdco (or any of their respective direct or indirect wholly owned Subsidiaries) shall, by virtue of the QRC Merger, the QELP Merger or the QMLP Merger, respectively, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor; (ii) each issued and outstanding incentive distribution right of QELP and each issued and outstanding subordinated unit of QELP shall, by virtue of the QELP Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor; and (iii) each issued and outstanding incentive distribution right of QMLP and each issued and outstanding Class A subordinated unit and Class B subordinated unit of QMLP shall, by virtue of the QMLP Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor. At the QMGP Effective Time, the issued and outstanding QMGP Units held by the QRC Surviving Entity, Holdco or any of their respective Subsidiaries shall, by virtue of the QMGP Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor. The shares of QRC Common Stock, the QELP Common Units, the QMLP Common Units and the QMGP Units to be cancelled pursuant to this Section 4.1(a) shall be collectively referred to hereinafter as the “Excluded Shares/Units.”

(b) (i) Prior to the Effective Time, QRC shall take such action as necessary to vest immediately prior to the Effective Time all unvested restricted stock or bonus share awards of shares of QRC Common Stock outstanding under QRC’s 2005 Omnibus Stock Award Plan and any other QRC equity plans (collectively, the “QRC Stock Plans”) as of the date of this Agreement and identified in Section 4.1(b)(i) of the QRC Disclosure Letter.

(ii) At the Effective Time and without any action on the part of the holders thereof, (A) all unexercised options to acquire shares of QRC Common Stock outstanding at such time (whether or not vested) and identified in Section 4.1(b)(ii) of the QRC Disclosure Letter (individually, a “QRC Option” and collectively, the “QRC Options”) and (B) all unvested restricted stock or bonus share awards of shares of QRC Common Stock outstanding at such time and not vested pursuant to Section 4.1(b)(i) (individually, a “QRC Restricted Award” and collectively, the “QRC Restricted Awards”) under the QRC Stock Plans shall remain outstanding following the Effective Time, subject to the modifications described in this Section 4.1(b)(ii). Prior to the Effective Time, Holdco and QRC shall take all actions (if any) as may be required to cause the assumption of the QRC Options and QRC Restricted Awards by Holdco pursuant to this Section 4.1(b)(ii) so that, as of the Effective Time, the QRC Stock Plans shall be assumed by Holdco (with such adjustments thereto as may be required to reflect the QRC Merger, including the substitution of Holdco Common Stock for QRC Common Stock thereunder), and the QRC Options and the QRC Restricted Awards shall be assumed and adjusted by Holdco, subject to the same terms and conditions as under the applicable QRC Stock Plan and the applicable option or award agreement entered into pursuant thereto. In addition, Holdco, QRC and the QRC Surviving Entity shall take all actions (if any) as may be required to cause, as of the Effective Time, the conversion of (1) each such assumed QRC Option into an option to purchase the number of whole shares of Holdco Common Stock that is equal to the product (rounded down to the nearest whole share) of (a) the number of shares of QRC Common Stock subject to such QRC Option immediately prior to the Effective Time and (b) the QRC Exchange Ratio, at an exercise price per share of Holdco Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained from dividing (c) the exercise price for each such share of QRC Common Stock subject to such QRC Option immediately prior to the Effective Time by (d) the QRC Exchange Ratio, and otherwise on the same terms and conditions as applied to each such QRC Option immediately prior to the Effective Time; provided, however, that in no event shall the exercise price be less than the par value of Holdco Common Stock; and (2) each such assumed QRC Restricted Award into a restricted share award or bonus share award, as applicable, with respect to the number of whole shares of Holdco Common Stock that is equal to the product (rounded down to the nearest whole share) of (a) the number of restricted shares or bonus shares of QRC Common Stock subject to such QRC Restricted Award immediately prior to the Effective Time and (b) the QRC Exchange Ratio, and otherwise on the same terms and conditions as applied to each such QRC Restricted Award immediately prior to the Effective Time. The adjustments provided herein with respect to any QRC Stock Options shall be and are intended to be effected in a manner which is consistent with Sections 409A and 424 of the Code and the applicable Treasury Regulations and other guidance issued by the Internal Revenue Service thereunder.

(c) (i) Prior to the Effective Time, QELP shall take such action as necessary to vest immediately prior to the Effective Time all unvested restricted awards of shares of QELP common units outstanding under the Quest Energy Partners, L.P. Long-Term Incentive Plan (the “QELP LTIP”) as of the date of this Agreement and identified in Section 4.1(c)(i) of the QELP Disclosure Letter.

(ii) At the Effective Time and without any action on the part of the holders thereof, all unvested restricted awards of QELP common units outstanding at such time and not vested pursuant to Section 4.1(c)(i) (individually, a “QELP Restricted Award” and collectively, the “QELP Restricted Awards”) under the QELP LTIP shall remain outstanding following the Effective Time, subject to the modifications described in this Section 4.1(c)(ii). Prior to the Effective Time, Holdco and QELP shall take all actions (if any) as may be required to cause the assumption of the QELP Restricted Awards by Holdco pursuant to this Section 4.1(c)(ii) so that as of the Effective Time the QELP LTIP shall be assumed by Holdco (with such adjustments thereto as may be required to reflect the QELP Merger, including the substitution of Holdco Common Stock for QELP Common Units thereunder), and the QELP Restricted Awards shall be assumed and adjusted by Holdco, subject to the same terms and conditions as under the applicable QELP LTIP and the applicable award agreement entered into pursuant thereto. In addition, Holdco, QELP and the QELP Surviving Entity shall take all actions (if any) as may be required to cause, as of the Effective Time, the conversion of each such assumed QELP Restricted Award into a restricted share award with respect to the number of whole shares of Holdco Common Stock that is equal to the product (rounded down to the nearest whole share) of (A) the number of restricted units of QELP Common Units subject to such QELP Restricted Award immediately prior to the Effective Time and (B) the QELP Exchange Ratio, and otherwise on the same terms and conditions as applied to each such QELP Restricted Award immediately prior to the Effective Time.

(d) At the Effective Time and without any action on the part of the holders thereof, all unvested restricted awards of QMLP common units outstanding at such time and not vested pursuant to the terms of such awards (individually, a “QMLP Restricted Award” and collectively, the “QMLP Restricted Awards”) shall remain outstanding following the Effective Time, subject to the modifications described in this Section 4.1(d). Prior to the Effective Time, Holdco and QMLP shall take all actions (if any) as may be required to cause the assumption of the QMLP Restricted Awards by Holdco pursuant to this Section 4.1(d) so that as of the Effective Time the QMLP

Restricted Awards shall be assumed and adjusted by Holdco, subject to the same terms and conditions as under the applicable award agreement. In addition, Holdco, QMLP and the QMLP Surviving Entity shall take all actions (if any) as may be required to cause, as of the Effective Time, the conversion of each such assumed QMLP Restricted Award into a restricted share award with respect to the number of whole shares of Holdco Common Stock that is equal to the product (rounded down to the nearest whole share) of (A) the number of restricted units of QMLP Common Units subject to such QMLP Restricted Award immediately prior to the Effective Time and (B) the QMLP Exchange Ratio, and otherwise on the same terms and conditions as applied to each such QMLP Restricted Award immediately prior to the Effective Time.

(e) Except as otherwise provided under this Agreement or required under the applicable award agreement as in effect on the date of this Agreement, from and after the date of this Agreement, none of Holdco, QRC, the QRC Surviving Entity or any of their respective Subsidiaries shall take any action to provide for the acceleration of the exercisability or vesting of any QRC Option or QRC Restricted Award, as applicable, in connection with the QRC Merger. Except as otherwise provided under this Agreement or required under the applicable award agreement as in effect on the date of this Agreement, from and after the date of this Agreement, none of Holdco, QELP, the QELP Surviving Entity or any of their respective Subsidiaries shall take any action to provide for the acceleration of the exercisability or vesting of any QELP Restricted Award in connection with the QELP Merger. Except as otherwise provided under this Agreement or required under the applicable award agreement as in effect on the date of this Agreement, from and after the date of this Agreement, none of Holdco, QMLP, the QMLP Surviving Entity or any of their respective Subsidiaries shall take any action to provide for the acceleration of the exercisability or vesting of any QMLP Restricted Award in connection with the QMLP Merger.

(f) Promptly following the Closing, Holdco shall file with the SEC a Registration Statement on Form S-8 (or any successor form) covering the shares of Holdco Common Stock issuable upon exercise of the QRC Options or vesting of the QRC Restricted Awards, QELP Restricted Awards and QMLP Restricted Awards after the Effective Time to be assumed pursuant to Section 4.1(b), Section 4.1(c) and Section 4.1(d) and shall use its reasonable best efforts to cause such registration statement to remain effective for as long as there are outstanding any such options and awards. Except as otherwise specifically provided by Section 4.1(b), Section 4.1(c) and Section 4.1(d), the terms of the QRC Options and QRC Restricted Awards and the relevant QRC Stock Plans, as in effect at the Effective Time, the terms of the QELP Restricted Awards and the QELP LTIP, as in effect at the Effective Time, and the terms of the QMLP Restricted Awards, as in effect at the Effective Time, shall remain in full force and effect with respect to QRC Options and QRC Restricted Awards and the QELP Restricted Awards and the QMLP Restricted Awards, respectively, after giving effect to the QRC Merger, QELP Merger and QMLP Merger and the assumptions by Holdco as set forth above.

(g) As soon as practicable following the Effective Time, Holdco shall deliver to the holders of QRC Options, QRC Restricted Awards, QELP Restricted Awards and QMLP Restricted Awards appropriate notices setting forth such holders’ rights pursuant to the respective QRC Stock Plans, QELP LTIP and QMLP Restricted Awards and the agreements evidencing the grants of such options and awards and stating that such QRC Options, QRC Restricted Awards, QELP Restricted Awards and QMLP Restricted Awards and such agreements shall be assumed by Holdco and shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 4.1(b), Section 4.1(c) and Section 4.1(d)).

Section 4.2  Exchange of Certificates Representing QRC Common Stock, QELP Common Units, QMLP Common Units and QMGP Units.

(a) Prior to the mailing of the Proxy Statement/Prospectus, Holdco shall appoint a bank or trust company, reasonably satisfactory to each of QRC, QELP and QMLP, to act as exchange agent (the “Exchange Agent”). Holdco shall, at or promptly following the Closing, deposit, or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of QRC Common Stock, QELP Common Units, QMLP Common Units, and QMGP Units, for exchange in accordance with this Article 4, certificates representing the shares of Holdco Common Stock or shares of Holdco Common Stock represented by book entry to be issued pursuant to Article 1 and delivered pursuant to this Section 4.2 in exchange for such outstanding shares of QRC Common Stock, QELP Common Units, QMLP Common Units or QMGP Units. Holdco shall make sufficient funds available to the

Exchange Agent from time to time as needed to pay cash in respect of dividends or other distributions in accordance with Section 4.2(c).

(b) Promptly after the Effective Time, but in no event later than three Business Days following the Closing Date, Holdco shall cause the Exchange Agent to mail to each holder of record of one or more certificates (“Certificates”) or book-entry notations (“Book-Entry Shares”) (other than holders of a Certificate or Book-Entry Shares in respect of Excluded Shares/Units) that immediately prior to the Effective Time represented shares of QRC Common Stock, QELP Common Units, QMLP Common Units or QMGP Units: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in such form and have such other provisions as QRC, QELP and QMLP may reasonably agree and (B) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender thereof, in exchange for certificates representing shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation, and any unpaid dividends and distributions on shares of Holdco Common Stock in accordance with Section 4.2(c). Subject to the second sentence of Section 4.2(d), upon surrender of a Certificate or Book-Entry Shares for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (x) a certificate representing that number of shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation that such holder is entitled to receive and (y) a check representing the amount of unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article 4, after giving effect to any required withholding Tax, and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount (dividends or otherwise) payable to holders of Certificates or Book-Entry Shares. In the event of a transfer of ownership of QRC Common Stock that occurred prior to the Effective Time but is not registered in the transfer records of QRC, a transfer of ownership of QELP Common Units that occurred prior to the Effective Time but is not registered in the transfer records of QELP, a transfer of ownership of QMLP Common Units that occurred prior to the Effective Time but is not registered in the transfer records of QMLP or a transfer of ownership of QMGP Units that occurred prior to the QMGP Effective Time but is not registered in the transfer records of QMGP, a certificate representing the proper number of shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation may be issued to such a transferee if the Certificate or Book-Entry Shares representing such QRC Common Stock, QELP Common Units, QMLP Common Units or QMGP Units, respectively, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock or unit transfer Taxes have been paid. If any certificate for shares of Holdco Common Stock or any non-certificated shares of Holdco Common Stock represented by book-entry notation are to be issued in a name other than that in which the Certificate or Book-Entry Shares surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book entry notation in a name other than that of the registered holder of the Certificate or Book-Entry Shares surrendered, or shall establish to the reasonable satisfaction of Holdco or the Exchange Agent that such tax has been paid or is not applicable.

(c) Whenever a dividend or other distribution is declared by Holdco in respect of Holdco Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Holdco Common Stock issuable pursuant to this Agreement. Notwithstanding any other provisions of this Agreement, no dividends or other distributions so declared with respect to such Holdco Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Holdco Common Stock issuable upon surrender of such Certificate or Book-Entry Share as a result of the conversion provided in this Article 4 until such Certificate or Book-Entry Share is surrendered as provided herein. Subject to the effect of Applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of the Certificate or Book-Entry Share so surrendered, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date prior to surrender payable with respect to the number of shares of Holdco Common Stock issued pursuant to Article 1, less the amount of any withholding Taxes, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares of Holdco Common Stock, less the amount of any withholding Taxes.

(d) If, after the Closing, Certificates or Book-Entry Shares are presented to Holdco, the presented Certificates or Book-Entry Shares shall be canceled and exchanged for certificates representing shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 4. (e) Any shares of Holdco Common Stock and any portion of the dividends or other distributions with respect to the Holdco Common Stock deposited by Holdco with the Exchange Agent (including the proceeds of any investments thereof) that remain unclaimed by the former stockholders of QRC or the former unitholders of QELP, QMLP or QMGP one year after the Effective Time shall be transferred to Holdco. Any former stockholders of QRC and any former unitholders of QELP, QMLP or QMGP who have not complied with this Article 4 before the first anniversary of the Closing Date shall thereafter look only to Holdco for delivery of certificates representing their shares of Holdco Common Stock or their non-certificated shares of Holdco Common Stock represented by book-entry notation and cash for any unpaid dividends and distributions on the shares of Holdco Common Stock deliverable to such former stockholder or unitholder pursuant to this Agreement, without any interest thereon.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdco, the posting by such person of a bond in such reasonable amount as Holdco may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate certificates representing the shares of Holdco Common Stock or non-certificated shares of Holdco Common Stock represented by book-entry notation and unpaid dividends and distributions on shares of Holdco Common Stock, as provided in Section 4.2(c), deliverable in respect thereof pursuant to this Agreement and without interest thereon.

(g) None of Holdco, QRC, QELP, QMLP or the Exchange Agent or any other person shall be liable to any person in respect of any capital stock, partnership interests or membership interest to be surrendered in the transactions pursuant to this Agreement or Holdco Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates or Book-Entry Shares shall not have been surrendered prior to such date on which any such capital stock, partnership interest, membership interest or Holdco Common Stock in respect of such Certificate or Book-Entry Shares would escheat to or become the property of any governmental authority, any such shares in respect of such Certificates or Book-Entry Shares shall, to the extent permitted by Applicable Laws, become the property of Holdco, free and clear of all claims or interest of any person previously entitled thereto.

Section 4.3  Adjustment of Exchange Ratios.  If, between the date of this Agreement and the Effective Time (to the extent permitted by Section 8.1), the outstanding shares of QRC Common Stock, QELP Common Units, QMLP Common Units or QMGP Units shall have been increased, decreased, changed into or exchanged for a different number of shares or units or different class, in each case, by reason of any reclassification, recapitalization, stock or unit split, split-up, combination or exchange of shares or units or a stock or unit dividend or dividend payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the applicable QRC Exchange Ratio, QELP Exchange Ratio or QMLP Ratio shall be appropriately adjusted to provide to Holdco and the holders of QRC Common Stock, QELP Common Units, QMLP Common Units or QMGP Units, as applicable, the same economic effect as contemplated by this Agreement prior to such event.

Section 4.4  Rule 16b-3 Approval.   Prior to the Closing, Holdco, QRC and QELP, and their respective Boards of Directors or qualified committees thereof, shall use their reasonable best efforts to take all actions to cause any dispositions of QRC Common Stock or QELP Common Units (including derivative securities with respect to QRC Common Stock or QELP Common Units) or acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in no-action letters issued by the Securities and Exchange Commission (“SEC”) in similar transactions.

Section 4.5  Effect on Holdco Common Stock Held by QRC.  At the Effective Time, each share of Holdco Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, each share of Holdco Common Stock held by QRC or the QRC Surviving Entity shall be cancelled by Holdco without payment therefor.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF QRC, HOLDCO AND MERGER SUBS

Except as set forth (i) in the QRC Reports or QELP Reports filed on or after December 31, 2008 and prior to the date of this Agreement (excluding any disclosures included in any risk factor section of such documents and any other disclosures in such documents to the extent that they are cautionary, predictive or forward-looking in nature) or (ii) in the disclosure letter delivered to QELP and QMLP by QRC at or prior to the execution of this Agreement (the “QRC Disclosure Letter”) and making reference to the particular section of this Article 5 to which exception is being taken (provided that any information set forth in one section or subsection of the QRC Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent), QRC, Holdco and each Merger Sub (collectively, the “QRC Parties”), jointly and severally but subject to Section 11.1, represent and warrant to QELP and QMLP that (it being understood and agreed that the representations and warranties in this Article 5 shall not cover the assets listed in Section 5 of the QRC Disclosure Letter (the “Excluded QRC Assets”)):

Section 5.1  Existence and Good Standing.

(a) QRC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. Holdco is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of QRC and Holdco is duly registered or qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect. Each of QRC and Holdco has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Holdco has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Closing, will not own or lease any properties or transact any business other than in connection with the transactions contemplated by this Agreement. The copies of the articles or certificate of incorporation and bylaws of each of QRC and Holdco previously provided to QELP and QMLP are true and correct and contain all amendments as of the date of this Agreement.

(b) As used in this Agreement, “QRC Material Adverse Effect” means, with respect to QRC and each of its direct or indirect Subsidiaries, other than QEGP and QMGP and their Subsidiaries (collectively, the “QRC Entities”), any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in (i) the business, assets, properties, liabilities, financial condition or results of operations of the QRC Entities, taken as a whole, except to the extent that any such change or effect arises or results from (A) changes in general economic, capital market, regulatory or political conditions or changes in law or accounting policies or the interpretation thereof, (B) changes that affect generally the industries in which the QRC Entities are engaged, (C) any change in the trading prices or trading volume of the QRC Common Stock (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a QRC Material Adverse Effect), (D) any changes or fluctuations in the prices of oil, natural gas or any other commodity, (E) the announcement or pendency of this Agreement, including any loss of sales or loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities, (F) any war, act of terrorism, civil unrest, acts of God or similar events occurring after the date of this Agreement, (G) any action taken or not taken by a QRC Party with the consent or at the direction of QELP or QMLP or in order to comply with this Agreement or (H) the Excluded QRC Assets, or (ii) the ability of the QRC Entities to consummate the transactions contemplated by this Agreement or fulfill the conditions to the Closing.

(c) Section 5.1(c) of the QRC Disclosure Letter sets forth, as of the date hereof, a true and complete list of the QRC Entities, together with (i) the nature of the legal organization of such person, (ii) the jurisdiction of organization or formation of such person, (iii) the name of each QRC Entity that owns beneficially or of record any equity or similar interest in such person, and (iv) the percentage interest owned by each such QRC Entity in such other persons.

Section 5.2  Authorization, Validity and Effect of Agreements.  Each of the QRC Parties has the requisite corporate or limited liability company power and authority to execute and deliver this Agreement and, if a party thereto, the Support Agreement and the Registration Rights Agreement (collectively, the “Transaction Documents”) and, upon receipt of the QRC Stockholder Approval, to consummate the transactions contemplated by the Transaction Documents. The execution of the Transaction Documents to which it is party and the consummation by each of the QRC Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or limited liability company action on behalf of each of them, other than the receipt of the QRC Stockholder Approval. Each of the QRC Parties has duly executed and delivered this Agreement and, if a party thereto, the Support Agreement and, at Closing, Holdco will have duly executed and delivered the Registration Rights Agreement. Assuming the Transaction Documents constitute (or will constitute) the valid and legally binding obligations of the other parties hereto and thereto, each of the Transaction Documents to which a QRC Party is (or will be) party constitutes (or will constitute) the valid and legally binding obligation of such QRC Party, enforceable against such QRC Party in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3  Capitalization.

(a) The authorized capital stock of QRC consists of 200,000,000 shares of QRC Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share (“QRC Preferred Stock”), of which 500,000 shares have been designated as Series A Convertible Preferred Stock and 100,000 shares have been designated as Series B Junior Participating Preferred Stock. As of the date of this Agreement, there were (i) 32,111,244 outstanding shares of QRC Common Stock, 169,761 of which are shares of restricted stock subject to unvested QRC Restricted Awards, (ii) 782,287 shares of QRC Common Stock reserved for issuance upon exercise of outstanding QRC Options or to be issued upon vesting of outstanding equity awards, and (iii) no outstanding shares of QRC Preferred Stock, including the Series A Convertible Preferred Stock and the Series B Junior Participating Preferred Stock, which Series B Junior Participating Preferred Stock has been reserved for issuance upon the exercise of the preferred stock purchase rights (the “QRC Rights”) issued under the QRC Rights Agreement. All such issued and outstanding shares of QRC Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth above or in Section 5.3 of the QRC Disclosure Letter, there are no outstanding shares of capital stock of QRC and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any QRC Entity to issue, transfer, sell or register any shares of capital stock or other voting securities of any QRC Entity. QRC has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of QRC on any matter.

(b) As of the date of this Agreement and immediately prior to the Effective Time, Holdco has and will have 1,000 outstanding shares of its common stock, par value $0.01 per share, which shares are and will be validly issued, fully paid, nonassessable and free of preemptive rights.

Section 5.4  Subsidiaries.

(a) Each of QRC’s Subsidiaries (other than QEGP and QMGP and their Subsidiaries), including the Merger Subs, is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of QRC’s Subsidiaries (other than QEGP and QMGP and their Subsidiaries) is duly registered or qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect. Each of QRC’s Subsidiaries (other than QEGP and QMGP and their Subsidiaries) has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the organizational documents of QRC’s Subsidiaries (other than QEGP and QMGP and their Subsidiaries) previously made available to QELP and QMLP are true and correct and contain all amendments as of the date of this Agreement. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of QRC’s Subsidiaries (other than QEGP and QMGP and their Subsidiaries) are duly authorized, validly issued, fully paid (to the extent required by such Subsidiary’s organizational documents) and nonassessable (except as such nonassessability may be affected by Applicable Laws) and free of preemptive rights, and are owned, directly or indirectly, by QRC free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”), other than Permitted Liens. Each Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any activities other than in connection with the transactions contemplated by this Agreement.

(b) On the date of this Agreement, QRC owns 3,201,521 QELP Common Units, 8,857,981 subordinated units in QELP (the “QELP Subordinated Units”), 35,134 Class A subordinated units in QMLP (the “Class A QMLP Subordinated Units”), 4,900,000 Class B subordinated units in QMLP (the “Class B QMLP Subordinated Units,” and together with the Class A QMLP Subordinated Units, the “QMLP Subordinated Units”), all of the QEGP Units and 85% of the QMGP Units. QEGP in turn owns all 431,827 QELP GP Units and all the incentive distribution rights in QELP (the “QELP Incentive Distribution Rights”). QMGP in turn owns 276,531 QMLP GP Units and all the incentive distribution rights in QMLP (the “QMLP Incentive Distribution Rights”).

(c) QRC does not have any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of such partnership or membership interests referred to in clause (b) above.

Section 5.5  Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect and except for matters related to compliance with SEC rules (which are provided for in Section 5.7), internal controls and procedures (which are provided for in Section 5.8), Taxes (which are provided for in Section 5.11), employee benefit matters (which are provided for in Section 5.12), labor matters (which are provided for in Section 5.13), Environmental Laws (which are provided for in Section 5.14), improper payments (which are provided for in Section 5.22) and gas regulatory matters (which are provided for in Section 5.28):

(a) No QRC Entity is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S., including Tax and U.S. antitrust laws (collectively, “Applicable Laws”), and no claim is pending or threatened in writing with respect to any such matters.

(b) Each QRC Entity holds all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of its business (collectively, the “QRC Permits”). All QRC Permits are in full force and effect and there exists no default thereunder or breach thereof, and QRC has not received written notice that such QRC Permits will not be renewed in the ordinary course after the Closing.

(c) Each QRC Entity possesses all permits, licenses, operating authority, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (collectively, the “QRC Real Property”).

Section 5.6  No Conflicts.

(a) Neither the execution and delivery by each QRC Party of any Transaction Document to which it is party nor the consummation by such QRC Party of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of any provisions of the organizational documents of any QRC Entity; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of any QRC Entity under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to any QRC Entity under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which any QRC Entity is a party, or by which any QRC Entity or any of its properties may be bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to any QRC Entity, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a QRC Material Adverse Effect.

(b) Neither the execution and delivery by each QRC Party of any Transaction Document to which it is party nor the consummation by such QRC Party of the transactions contemplated hereby or thereby will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than filings required under the Exchange Act, the Securities Act or applicable state securities and “Blue Sky” laws (collectively, the “Regulatory Filings”), (ii) the filing of a listing application with the NASDAQ Stock Market, LLC (“NASDAQ”) in connection with the initial listing of the Holdco Common Stock pursuant to Section 8.10, and (iii) the filing of the Certificates of Merger with the appropriate governmental authorities in connection with any of the Mergers, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect.

(c) The Transaction Documents, the Mergers and the other transactions contemplated hereby and thereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under (i) the terms of any QRC Material Contract or (ii) any contract or plan under which any employees, officers or directors of any QRC Entity are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with generally accepted accounting principles in the United States of America (“GAAP”), or (iii) any material QRC Permit, except for any event or circumstance the occurrence of which, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect.

Section 5.7  SEC Documents and Financial Statements.

(a) QRC has filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2009 (each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed after January 1, 2009 and prior to the date hereof, each in the form (including exhibits and any amendments thereto) filed with the SEC, collectively, the “QRC Reports”). As of its respective date, each QRC Report (i) complied when filed in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any QRC Report that have been modified by an amendment to such report filed with the SEC prior to the date hereof.

(b) There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the QRC Reports. No enforcement action has been initiated against QRC relating to disclosures contained in any QRC Report.

(c) Each of the consolidated balance sheets included in or incorporated by reference into the QRC Reports (including related notes and schedules) complied when filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of QRC and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the QRC Reports (including any related notes and schedules) complied when filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of QRC and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(d) Except (i) as and to the extent set forth on the consolidated balance sheet of QRC and its Subsidiaries included in the most recent QRC Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, and (ii) for liabilities and obligations incurred since December 31, 2008 in the ordinary course of business consistent with past practice, QRC and its Subsidiaries have not had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of QRC and its Subsidiaries or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect.

Section 5.8  Internal Controls and Procedures.

(a) Except as disclosed in the QRC Reports, the chief executive officer and chief financial officer of QRC have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) to be made since December 31, 2008, and the statements contained in any such certifications are complete and correct; neither QRC nor its officers have received written notice from any governmental authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Except as disclosed in the QRC Reports, QRC has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Except as disclosed in the QRC Reports, QRC’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by QRC in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of QRC as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The management of QRC has completed its assessment of the effectiveness of QRC’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, and as disclosed in the QRC Reports, such assessment concluded that such controls were ineffective as of such date. QRC has disclosed, based on its most recent evaluations, to QRC’s outside auditors and the audit committee of the board of directors of QRC (A) all significant deficiencies in the design or operation of internal controls and any material weaknesses, which have more than a remote chance to materially adversely affect QRC’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in QRC’s internal control over financial reporting.

(b) Since January 1, 2009, no QRC Entity nor any director, officer, employee, auditor, accountant or representative of any QRC Entity has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any QRC Entity, including any material complaint, allegation, assertion or claim that any QRC Entity has a “significant deficiency” or “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof) in internal controls.

(c) No QRC Entity has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of QRC. No loan or extension of credit is maintained by any QRC Entity to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

(d) Except as disclosed in the QRC Reports, the QRC Entities (i) make and keep books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, and (ii) maintain systems of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of QRC’s consolidated financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 5.9  Litigation.  There are no actions, suits, investigations or proceedings pending or threatened in writing against any QRC Entity at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state court, commission, board, bureau, agency or instrumentality or any arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a QRC Material Adverse Effect.

Section 5.10  Absence of Certain Changes.  Since December 31, 2008, (a) except as otherwise required or expressly provided for in this Agreement, the businesses of the QRC Entities have been conducted, in all material respects, in the ordinary course of business consistent with past practice and (b) there has not been a QRC Material Adverse Effect.

Section 5.11  Taxes.

(a) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect:

(i) all Tax returns, statements, reports, declarations, estimates and forms (“Returns”) required to be filed by or with respect to QRC or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included QRC or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities and all such Returns are accurate and complete in all respects;

(ii) all Taxes that have or will become due on or before the Closing Date (regardless of whether reflected on any Return) have been or will be duly paid or deposited in full on a timely basis or adequately reserved for in accordance with GAAP;

(iii) no audit or other administrative proceeding or court proceeding is presently pending or threatened in writing with regard to any Tax or Return of QRC or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim;

(iv) no governmental authority is now proposing or asserting in writing any investigation, proceeding, deficiency or claim for Taxes or any adjustment to Taxes with respect to which QRC or any of its Subsidiaries may be liable, and no currently pending issues have been raised by any governmental authority that could, if determined adversely to QRC or any of its Subsidiaries, adversely affect the liability of QRC or such Subsidiary, respectively, for Taxes;

(v) neither QRC nor any of its Subsidiaries have any outstanding request for any extension of time within which to pay any Taxes or file any Returns with respect to any Taxes;

(vi) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of QRC or any of its Subsidiaries;

(vii) none of QRC or any of its Subsidiaries has entered into any written agreement or arrangement with any Tax authority that requires QRC or any of its Subsidiaries to take any action or refrain from taking any action;

(viii) each of QRC and its Subsidiaries has withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(ix) neither QRC nor any of its Subsidiaries have been a member of an affiliated group filing a consolidated federal income tax Return or has any liability for the Taxes of any person (other than QRC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; and

(x) to the extent required by GAAP, the consolidated balance sheets and financial statements prepared by QRC and its Subsidiaries for the year ended December 31, 2008 accrue all material liabilities for Taxes payable after the date of such financial statements with respect to all transactions and events occurring on or prior to such date; and no material Tax liability since the date of such financial statements has been incurred by QRC or any of its Subsidiaries other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement.

(b) Neither QRC nor any of its Subsidiaries is party to any closing agreement described in Section 7121 of the Code or any similar agreement under any Tax law.

(c) Neither QRC nor any of its Subsidiaries is party to, is bound by or has any obligation under any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among QRC and its Subsidiaries.

(d) Since December 31, 2008, QRC has not made or rescinded any material election relating to Taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material Taxes, or, except as may be required by Applicable Laws, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(e) Neither QRC nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law) (i) occurring during the two-year period ending on the date hereof or (ii) that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Mergers.

(f) There are no requests for rulings, outstanding subpoenas or unsatisfied written requests from any governmental authority for information with respect to Taxes of QRC or any of its Subsidiaries. No claim has been made that QRC or any of its Subsidiaries is subject to income, franchise, sales, use, payroll, unemployment, or similar Taxation by a governmental authority in any state or locality where QRC or any of its Subsidiaries did not either (i) file any income, franchise, sales, use, payroll, unemployment, or similar Returns or (ii) pay income, franchise, sales, use, payroll, unemployment, or similar Taxes. No Return filed by QRC or any of its Subsidiaries with respect to any taxable period ending on or after December 31, 2004 contains a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign law, and no Return has been filed by QRC or any of its Subsidiaries with respect to which the preparer of such Return advised consideration of inclusion of such a disclosure statement, which disclosure statement was not included. No QRC Entity has at any time participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) that was or is required to be disclosed under Treasury Regulations Section 1.6011-4 or participated in a transaction that has been disclosed pursuant to IRS Announcement 2002-2, 2002-2 I.R.B. 304.

(g) None of QRC or any of its Subsidiaries knows of any fact or has taken or failed to take any action that could reasonably be expected to prevent the QRC Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

(h) There are no Liens for Taxes upon any property or assets of QRC or any of its Subsidiaries, except for Taxes not yet due and payable.

(i) Neither QRC nor any of its Subsidiaries have bought back its (or any affiliate’s) debt.

(j) For purposes of this Agreement, “Tax” or “Taxes” means all U.S. federal, state, local or foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, alternative or add-on minimum tax, value added, net worth, capital, unemployment, transaction, goods and services, unclaimed property, escheatment claims, license, production, environmental, disability, capital stock or windfall profits taxes, custom, duty or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

Section 5.12  Employee Benefit Plans.

(a) Section 5.12(a) of the QRC Disclosure Letter contains a list of all QRC Benefit Plans. The term “QRC Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not U.S.-based plans, and all other material employee benefit, bonus, vacation, incentive, deferred compensation, stock option (or other equity-based), severance, termination, retention, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices, programs or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by any QRC Entity or any of its ERISA Affiliates or to which any QRC Entity or any of its ERISA Affiliates is a party or is required to provide benefits or with respect to which any QRC Entity or any of its ERISA Affiliates have any liability. For purposes of this Agreement, “ERISA Affiliate” means with respect to any person or entity, any corporation, trade or business which, together with such person or entity, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Section 414 (b), (c), (m) or (o) of the Code. For purposes of this Section 5.12, ERISA Affiliates shall exclude QELP, QMLP and their Subsidiaries. QRC has made available to QELP and QMLP true and complete copies of the QRC Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect: (i) all applicable reporting and disclosure requirements have been met with respect to the QRC Benefit Plans; (ii) to the extent applicable, the QRC Benefit Plans comply with the requirements of ERISA and the Code and other Applicable Laws, and any QRC Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service) which covers all amendments to such QRC Benefit Plan for which the remedial amendment period (within the meaning of Section 401(b) of the Code) has expired as of the date of such letter; (iii) the QRC Benefit Plans have been maintained and operated in accordance with their terms and Applicable Laws, and there are no breaches of fiduciary duty in connection with the QRC Benefit Plans; (iv) there are no claims pending or threatened in writing against or otherwise involving any QRC Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of QRC Benefit Plan activities) has been brought against or with respect to any QRC Benefit Plan; and (v) all material contributions required to be made as of the date of this Agreement to the QRC Benefit Plans have been made or provided for.

(c) No QRC Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which any QRC Entity or any of its ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of any QRC Entity to be either subject to an excise Tax or non-deductible to QRC under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered. The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of any QRC Entity.

(d) No QRC Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of any QRC Entity for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(e) From January 1, 2009 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the QRC Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by any QRC Entity to any officer of any QRC Entity of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 5.12(e)(i)(A)), (ii) any entry by any QRC Entity into any employment, severance or termination agreement with any person who is an employee of any QRC Entity, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing QRC Benefit Plan, except in accordance with the pre-existing terms of that QRC Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new QRC Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

Section 5.13  Labor Matters.

(a) No QRC Entity is party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect, (i) no QRC Entity has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, any QRC Entity or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against any QRC Entity pending or threatened in writing before any governmental authority by or concerning the employees working in their respective businesses.

Section 5.14  Environmental Matters.

(a) Each QRC Entity has been and is in compliance with all applicable orders of any court, governmental authority or arbitration board or tribunal and any Applicable Laws, ordinance, rule, regulation or other legal requirement (including common law) related to human health, worker safety, process safety and stewardship, use and management or hazardous, toxic or radioactive substances or wastes, the environment or climate (collectively, “Environmental Laws”) except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or threatened in writing against any QRC Entity that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of any QRC Entity, including but not limited to on-site or off-site disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts and exploration and production wastes (“Hazardous Materials”) which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) No QRC Entity has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of or other obligation with respect to any Hazardous Materials, except for any such matters as have not had and are not reasonably likely to have a QRC Material Adverse Effect.

Section 5.15  Intellectual Property.  The QRC Entities own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect. The conduct of the QRC Entities’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to any QRC Entity, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect.

Section 5.16  Decrees, Etc.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or governmental authority or any arbitral or other dispute resolution body has been issued or entered against any QRC Entity that continues to be in effect that materially affects the ownership or operation of any of their respective assets, and (b) no criminal order, writ, fine, injunction, decree, judgment or determination of any court or governmental authority has been issued against any QRC Entity.

Section 5.17  Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect, the QRC Entities maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which the QRC Entities operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect, no event relating specifically to any QRC Entity has occurred that could reasonably be expected, after the date of this Agreement, to result in material upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of any QRC Entity during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by any QRC Entity to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of any QRC Entity under any such excess liability or protection and indemnity insurance policies.

Section 5.18  No Brokers.  QRC has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of QRC to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that QRC has retained Tudor, Pickering, Holt & Co. Securities Inc. and Mitchell Energy Advisors, LLC as its financial advisors.

Section 5.19  Opinion of Financial Advisor and Board Approval.  The Board of Directors of QRC has received the opinion of Mitchell Energy Advisors, LLC to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the consideration to be received by the holders of QRC Common Stock in the QRC Merger is fair, from a financial point of view, as of the date of this Agreement, to such holders of QRC

Common Stock. QRC shall provide QELP and QMLP (solely for informational purposes) a true, correct and complete copy of such opinion promptly following the date of this Agreement. QRC’s Board of Directors, at a meeting duly called and held, acting on the unanimous recommendation of the Special Committee thereof, has (i) determined that this Agreement and the QRC Merger are advisable, fair to and in the best interests of QRC and the holders of QRC Common Stock and adopted this Agreement and the QRC Merger, (ii) approved the execution and delivery of this Agreement by QRC, and (iii) recommended approval of this Agreement and the QRC Merger by the holders of QRC Common Stock (collectively, the determination, approval and recommendation described in clauses (i), (ii) and (iii), the “QRC Recommendation”).

Section 5.20  Vote Required.  The only vote of the holders of any class or series of QRC capital stock necessary to approve the QRC Merger is the affirmative vote in favor of the approval of this Agreement by the holders of at least a majority of the outstanding shares of QRC Common Stock entitled to vote (the “QRC Stockholder Approval”).

Section 5.21  Certain Contracts.

(a) Except for this Agreement and except as filed or incorporated by reference as an exhibit to QRC’s Annual Report on Form 10-K for the year ended December 31, 2008 or to a QRC Report filed thereafter and prior to the date of this Agreement, no QRC Entity is party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 5.21(a) being referred to herein as the “QRC Material Contracts”).

(b) Each QRC Material Contract is valid and binding on the QRC Entities parties thereto and is in full force and effect, and the QRC Entities have in all material respects performed all obligations required to be performed by them to date under each QRC Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect, none of the QRC Entities (x) knows of, or has received written notice of, any breach of or violation or default under any QRC Material Contract or any condition which with the passage of time or the giving of notice or both would result in such a violation or default under any QRC Material Contract or (y) has received written notice of the desire of the other party or parties to any such QRC Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each QRC Material Contract is enforceable by the QRC Entity party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a QRC Material Adverse Effect.

Section 5.22  Improper Payments.  No bribes, kickbacks or other similar payments have been made in violation of Applicable Laws by any QRC Entity or agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and no QRC Entity nor any agent of any of them has received any such payments from vendors, suppliers or other persons.

Section 5.23  Takeover Statutes; Rights Plans.

(a) The Board of Directors of QRC has taken all action necessary to render the provisions of Sections 78.378 to 78.3793, inclusive, and 78.411 to 78.444, inclusive, of the Nevada Act inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement, including the Support Agreement. Except for Sections 78.438 and 78.439 of the Nevada Act (which have been rendered inapplicable by action of the Board of Directors of QRC), no “control share,” “business combinations” or other takeover or similar laws (together, the “Takeover Statutes”) are applicable to the Mergers and the other transactions contemplated by this Agreement.

(b) QRC has taken all necessary action so that the execution and delivery of the Transaction Documents and the consummation of the Mergers and the other transactions contemplated hereby and thereby do not and will not result in (i) the QRC Rights separating from the shares of QRC Common Stock to which they are attached or becoming triggered, exercisable or unredeemable under the Rights Agreement between QRC and Computershare Trust Company, N.A., as successor rights agent to UMB Bank, N.A., dated as of May 31, 2006 (the “QRC Rights Agreement”), (ii) Holdco, QMLP, QELP, QMGP, QEGP or any Merger Sub or any of their respective Subsidiaries, affiliates, associates, unitholders or stockholders to be deemed an “Acquiring Person” (as defined in the QRC Rights Agreement), (iii) the provisions of Section 11 or Section 13 of the QRC Rights Agreement to become applicable to any such event or (iv) the “Distribution Date” or the “Stock Acquisition Date” (each as defined in the QRC Rights Agreement) to occur upon any such event.

Section 5.24  Proxy Statement.  None of the information to be supplied by QRC for inclusion in (a) the joint proxy statement relating to QRC Stockholder Approval and QELP Unitholder Approval (also constituting the prospectus in respect of the Holdco Common Stock to be issued in the Mergers) (the “Proxy Statement/Prospectus”), to be filed by QRC and QELP with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the “Form S-4”) to be filed by Holdco with the SEC in connection with the Mergers, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to QRC stockholders and QELP unitholders, at the time of QRC Stockholder Approval and the QELP Unitholder Approval and at the Effective Time, and, in the case of the Form S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein (in the case of the Proxy Statement/Prospectus, in the light of the circumstances under which they are made) not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the Exchange Act.

Section 5.25  Title, Ownership and Related Matters.

(a) The QRC Entities have good and marketable title to all real property owned in fee by the QRC Entities and good title to all personal property as necessary to permit the QRC Entities to conduct their respective businesses as currently conducted in all material respects, free and clear of all Liens other than Permitted Liens, except (i) as would not, individually or in the aggregate, have a QRC Material Adverse Effect, or (ii) as do not materially interfere with the use of such properties taken as a whole as they have been used in the past and are proposed to be used in the future. With respect to any real property and buildings held under lease by the QRC Entities, such real property and buildings are held under valid and subsisting and enforceable leases with such exceptions (i) as would not, individually or in the aggregate, have a QRC Material Adverse Effect, (ii) as do not materially interfere with the use of such properties by the QRC Entities taken as a whole as they have been used in the past in the ordinary course of business, and (iii) as have been created by the fee owner of such property and buildings and have not, as of the date of this Agreement, materially interfered with the use of such property and buildings by the QRC Entities taken as a whole as they have been used in the past in the ordinary course of business.

(b) Each QRC Entity has complied in all material respects with the terms of all leases to which it is party and which are necessary for the ordinary conduct of the business of such QRC Entity and under which it is in occupancy, except for such incidences of non-compliance as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect and the material leases to which any QRC Entity is party or under which it is in occupancy are in full force and effect. No QRC Entity has assigned any interest in, or subleased any portion of the premises leased under, any material lease to which it is party to any non-affiliated third party except (i) as would not, individually or in the aggregate, have a QRC Material Adverse Effect, or (ii) as do not materially interfere with the use of such properties taken as a whole as they have been used in the past and are proposed to be used in the future, and there are no uncured, material breaches or defaults by the landlords under such leases. As used in this Section 5.25(b), the term “leases” does not include Oil and Gas Properties.

(c) No QRC Entity has received any written notice from any person disputing or challenging its ownership of the fee interests, easements or rights-of-way through which any of its pipeline or gathering systems extend, other than disputes or challenges that have not had or are not reasonably likely to have a QRC Material Adverse Effect.

(d) Each of the QRC Entities has, subject to the Permitted Liens, such easements or rights-of-way from each person (collectively, “rights-of-way”) as are necessary to conduct its business in the manner currently conducted, except for such rights-of-way that, if not obtained, would not have, individually or in the aggregate, a QRC Material Adverse Effect. Each of the QRC Entities has fulfilled and performed all its material obligations with respect to such rights-of-way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that would not have a QRC Material Adverse Effect. None of such rights-of-way contains any restriction that is materially burdensome to the QRC Entities, taken as a whole.

Section 5.26  Properties; Oil and Gas Matters.

(a) All major items of operating equipment owned or leased by any QRC Entity in connection with the operation of its Oil and Gas Properties are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated, except as have not had and are not reasonably likely to have, individually or in the aggregate, a QRC Material Adverse Effect.

(b) Except for goods and other property sold, used or otherwise disposed of since the date of the QRC Reserve Report in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in the QRC Reports, as of the date of this Agreement, the QRC Entities have good title to, or valid leases or contractual rights to, all equipment and other personal property used or necessary for use in the operation of their Oil and Gas Properties in the manner in which such properties were operated prior to the date hereof. For purposes of this Agreement, “Oil and Gas Properties” means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(c) Except for property sold or otherwise disposed of since the date of the QRC Reserve Report in the ordinary course of business or reflected as having been sold or otherwise disposed of in the QRC Reports, as of the date of this Agreement, the QRC Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves owned by QRC (but not QELP) and reflected in the reserve table under “Business-Oil and Gas Data” in QRC’s Annual Report on Form 10-K for the year ended December 31, 2008 and in the report of Cawley, Gillespie & Associates, Inc. (“Cawley”) relating to QRC’s interests referred to therein as of December 31, 2008 (the “QRC Reserve Report”), and in each case as attributable to interests owned by the QRC Entities, free and clear of any liens, except: (a) liens reflected in the QRC Reserve Report or in a QRC Report filed prior to the date of this Agreement, and (b) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect. Except as have not had and are not reasonably likely to have, individually or in the aggregate, a QRC Material Adverse Effect, all material proceeds from the sale of hydrocarbons produced from the Oil and Gas Properties of the QRC Entities are being received by them in a timely manner and are not being held in suspense for any reason. The gross and net undeveloped acreage of the QRC Entities as most recently reported in a QRC Report was correct in all material respects as of the date of such QRC Report, and there have been no changes in such gross and net undeveloped acreage since such date which have had or are reasonably likely to have a QRC Material Adverse Effect.

(d) The leases and other agreements pursuant to which the QRC Entities lease or otherwise acquire or obtain operating rights affecting any real or personal property given value in the QRC Reserve Report are in good standing, valid and effective, and the rentals due by any QRC Entity to any lessor of any such oil and gas leases have been properly paid, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect. The QRC Entities have paid all royalties, overriding royalties and other burdens on production due by the QRC Entities with respect to their Oil and Gas Properties, except for any non-

payment of which, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect.

(e) For the purposes of this Agreement, “good and defensible title” means title that is free from reasonable doubt to the end that a reasonable person engaged in the business of purchasing and owning, developing, and operating producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the material facts and their legal bearing, would be willing to accept the same in a transaction involving interests of comparable magnitude to those of the QRC Entities or the QELP Entities reflected in the QRC Reserve Report or the QELP Reserve Report, respectively, taken as a whole, which title (i) entitles the QRC Entities or the QELP Entities, as the case may be, to receive a percentage of the hydrocarbons produced, saved and marketed from the respective oil, gas and mineral lease, unit or well throughout the duration of the productive life of such lease, unit or well, which is not less than the “net revenue interest” shown on the QRC Reserve Report or the QELP Reserve Report, as the case may be, for such lease, unit or well, except for decreases in connection with those operations in which the QRC Entities or the QELP Entities, as applicable, may be or hereafter become a non-consenting co-owner; (ii) obligates the QRC Entities or the QELP Entities, as the case may be, to bear a percentage of the costs and expenses associated with the ownership, operation, maintenance and repair of any oil, gas and mineral lease, unit or well which is not greater than the “working interest” shown on the QRC Reserve Report or the QELP Reserve Report, as the case may be, with respect to such lease, unit or well, without increase throughout the life of such lease, unit or well other than (x) increases accompanied by at least a proportionate interest in the net revenue interest, (y) increases reflected in the QRC Reserve Report or the QELP Reserve Report, as applicable, and (z) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements that are accompanied by at least a proportionate increase in the net revenue interest.

(f) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which any QRC Entity is entitled and the percentage of the costs and expenses related to such wells or interests to be borne by any QRC Entity) supplied to Cawley relating to QRC’s interests referred to in the QRC Reserve Report as of December 31, 2008, by or on behalf of the QRC Entities that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the QRC Entities in connection with the preparation of the QRC Reserve Report was (at the time supplied or as modified or amended prior to the issuance of the QRC Reserve Report) accurate in all material respects and there are no material errors in such information that existed at the time of such issuance.

(g) Except as has not had and is not reasonably likely to have, individually or in the aggregate, a QRC Material Adverse Effect, all Oil and Gas Properties operated by any QRC Entity have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable oil and gas leases and Applicable Laws.

(h) No QRC Entity has produced hydrocarbons from its Oil and Gas Properties in excess of regulatory allowances or other applicable limits on production that could result in curtailment of production from any such property, except any such violations which, individually or in the aggregate, have not had and are not reasonably likely to have a QRC Material Adverse Effect.

(i) None of the material Oil and Gas Properties of any QRC Entity is subject to any preferential purchase, consent or similar right which would become operative as a result of the transactions contemplated by this Agreement.

(j) None of the Oil and Gas Properties of any QRC Entity are subject to any Tax partnership agreement or provisions requiring a partnership income Tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 5.27  Hedging.  Section 5.27 of the QRC Disclosure Letter sets forth for the periods shown all obligations of each QRC Entity for the delivery of Hydrocarbons attributable to any of the properties of any QRC Entity in the future on account of prepayment, advance payment, take-or-pay, forward sale or similar obligations without then or thereafter being entitled to receive full value therefor. As of the date of this Agreement, no QRC Entity is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

Section 5.28  Gas Regulatory Matters.  No QRC Entity is a gas utility under Applicable Laws.

Section 5.29  Investment Company Act.  No QRC Entity is, or upon the Closing will be, an “investment company” or a company “controlled by” an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF QELP PARTIES

Except as set forth (i) in the QELP Reports or QRC Reports filed on or after December 31, 2008 and prior to the date of this Agreement (excluding any disclosures included in any risk factor section of such documents and any other disclosures in such documents to the extent that they are cautionary, predictive or forward-looking in nature) or (ii) in the disclosure letter delivered to QRC and QMLP by QELP at or prior to the execution of this Agreement (the “QELP Disclosure Letter”) and making reference to the particular section of this Article 6 to which exception is being taken (provided that any information set forth in one section or subsection of the QELP Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent), QELP and QEGP (collectively, the “QELP Parties”), jointly and severally but subject to Section 11.1, represent and warrant to QRC and QMLP that (it being understood and agreed that the representations and warranties in this Article 6 shall not cover STP Newco, Inc., an Oklahoma corporation (“STP Newco”)):

Section 6.1  Existence and Good Standing.

(a) QELP is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware. QEGP is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of the QELP Parties is duly registered or qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect. Each of the QELP Parties has all requisite limited partnership or limited liability company power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the organizational documents of each of the QELP Parties previously provided to QRC and QMLP are true and correct and contain all amendments as of the date of this Agreement.

(b) As used in this Agreement, “QELP Material Adverse Effect” means, with respect to the QELP Parties and each of their direct or indirect Subsidiaries (collectively, the “QELP Entities”), any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in (i) the business, assets, properties, liabilities, financial condition or results of operations of the QELP Entities, taken as a whole, except to the extent that any such change or effect arises or results from (A) changes in general economic, capital market, regulatory or political conditions or changes in law or accounting policies or the interpretation thereof, (B) changes that affect generally the industries in which the QELP Entities are engaged, (C) any change in the trading prices or trading volume of the QELP Common Units (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a QELP Material Adverse Effect), (D) any changes or fluctuations in the prices of oil, natural gas or any other commodity, (E) the announcement or pendency of this Agreement, including any loss of sales or loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities, (F) any war, act of terrorism, civil unrest, acts of God or similar events occurring after the date of this Agreement, (G) any action taken or not taken by a QELP Party with the consent or at the direction of QRC or QMLP or in order to comply with this Agreement or (H) STP Newco, or (ii) the ability of the QELP Entities to consummate the transactions contemplated by this Agreement or fulfill the conditions to the Closing.

(c) Section 6.1(c) of the QELP Disclosure Letter sets forth, as of the date hereof, a true and complete list of the QELP Entities, together with (i) the nature of the legal organization of such person, (ii) the jurisdiction of organization or formation of such person, (iii) the name of each QELP Entity that owns beneficially or of record any equity or similar interest in such person, and (iv) the percentage interest owned by each such QELP Entity in such other persons.

Section 6.2  Authorization, Validity and Effect of Agreements.  Each of the QELP Parties has the requisite limited partnership or limited liability company power and authority to execute and deliver the Transaction Documents to which it is party and, upon receipt of the QELP Unitholder Approval, to consummate the transactions contemplated by the Transaction Documents. The execution of the Transaction Documents to which it is party and the consummation by each of the QELP Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited partnership or limited liability company action on behalf of each of them, other than the receipt of the QELP Unitholder Approval. Each of the QELP Parties has duly executed and delivered this Agreement and, if a party thereto, the Support Agreement. Assuming the Transaction Documents constitute the valid and legally binding obligations of the other parties hereto and thereto, each of the Transaction Documents to which a QELP Party is a party constitutes the valid and legally binding obligation of such QELP Party, enforceable against such QELP Party in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.3  Capitalization.

(a) As of the date of this Agreement, the issued and outstanding partnership interests of QELP consisted of 12,301,521 QELP Common Units, 8,857,981 QELP Subordinated Units, 431,827 QELP General Partner Units and the QELP Incentive Distribution Rights. All of the QELP Common Units, QELP Subordinated Units and QELP Incentive Distribution Rights, and the limited partner interests represented thereby, have been duly authorized and validly issued in accordance with the First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P., dated effective November 15, 2007, as amended by Amendment No. 1 effective as of January 1, 2008 (the “QELP Partnership Agreement”) and are fully paid (to the extent required under the QELP Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Section 17-607 and Section 17-804 of the Delaware LP Act). The general partner interest in QELP represented by the QELP General Partner Units has been duly authorized and validly issued in accordance with the QELP Partnership Agreement. As of the date of this Agreement, except as set forth above or in Section 6.3 of the QELP Disclosure Letter, there are no outstanding partnership interests of QELP and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any QELP Entity to issue, transfer, sell or register any partnership interests or other voting securities of any QELP Entity. QELP has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the unitholders of QELP on any matter.

(b) QEGP is the sole general partner of QELP. QEGP is the record and beneficial owner of all of the 2.0% general partner interest in QELP and all of the QELP Incentive Distribution Rights, and QEGP owns the 2.0% general partner interest in QELP and the QELP Incentive Distribution Rights free and clear of all Liens, other than Permitted Liens.

(c) QRC is the sole member of QEGP and owns of record 100% of the outstanding membership interests of QEGP. All of the outstanding membership interests of QEGP have been duly authorized, validly issued, fully paid (to the extent required by the limited liability company agreement of QEGP), nonassessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act) and free of preemptive rights.

Section 6.4  Subsidiaries.

(a) QEGP does not have any Subsidiaries other than QELP and its Subsidiaries. Each of QELP’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of QELP’s Subsidiaries is duly registered or qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect. Each of QELP’s Subsidiaries has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the organizational documents of QELP’s Subsidiaries previously made available to QRC and QMLP are true and correct and contain all amendments as of the date of this Agreement. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of QELP’s Subsidiaries are duly authorized, validly issued, fully paid (to the extent required by such Subsidiary’s organizational documents) and nonassessable (except as such nonassessability may be affected by Applicable Laws) and free of preemptive rights, and are owned, directly or indirectly, by QELP free and clear of all Liens, other than Permitted Liens.

(b) On the date of this Agreement, none of the QELP Entities own any shares of capital stock of QRC or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of QRC or has the right to acquire or vote such shares under any agreement, arrangement or understanding, whether or not in writing.

(c) QELP does not have any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of such shares or other such securities referred to in clause (b) above.

Section 6.5  Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect and except for matters related to compliance with SEC rules (which are provided for in Section 6.7), internal controls and procedures (which are provided for in Section 6.8), Taxes (which are provided for in Section 6.11), employee benefit matters (which are provided for in Section 6.12), labor matters (which are provided for in Section 6.13), Environmental Laws (which are provided for in Section 6.14), improper payments (which are provided for in Section 6.22) and gas regulatory matters (which are provided for in Section 6.28):

(a) No QELP Entity is in violation of any Applicable Laws, and no claim is pending or threatened in writing with respect to any such matters.

(b) Each QELP Entity holds all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of its business (collectively, the “QELP Permits”). All QELP Permits are in full force and effect and there exists no default thereunder or breach thereof, and the QELP Parties have not received written notice that such QELP Permits will not be renewed in the ordinary course after the Closing.

(c) Each QELP Entity possesses all permits, licenses, operating authority, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (collectively, the “QELP Real Property”).

Section 6.6  No Conflicts.

(a) Neither the execution and delivery by each QELP Party of any Transaction Document to which it is party nor the consummation by such QELP Party of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of any provisions of the organizational documents of any QELP Entity; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of any QELP Entity under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to any QELP Entity under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which any QELP Entity is a party, or by which any QELP Entity or any of its properties may be bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to any QELP Entity, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a QELP Material Adverse Effect.

(b) Neither the execution and delivery by each QELP Party of any Transaction Document to which it is party nor the consummation by such QELP Party of the transactions contemplated hereby or thereby will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than (i) the Regulatory Filings, (ii) the filing of a listing application with NASDAQ in connection with the initial listing of the Holdco Common Stock pursuant to Section 8.10, and (iii) the filing of the Certificates of Merger with the appropriate governmental authorities in connection with any of the Mergers, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect.

(c) The Transaction Documents, the Mergers and the other transactions contemplated hereby and thereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under (i) the terms of any QELP Material Contract or (ii) any contract or plan under which any employees, officers or directors of any QELP Entity are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with GAAP, or (iii) any material QELP Permit, except for any event or circumstance the occurrence of which, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect.

Section 6.7  SEC Documents and Financial Statements.

(a) QELP has filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2009 (each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed after January 1, 2009 and prior to the date hereof, each in the form (including exhibits and any amendments thereto) filed with the SEC, collectively, the “QELP Reports”). As of its respective date, each QELP Report (i) complied when filed in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any QELP Report that have been modified by an amendment to such report filed with the SEC prior to the date hereof.

(b) There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the QELP Reports. No enforcement action has been initiated against QELP relating to disclosures contained in any QELP Report.

(c) Each of the consolidated balance sheets included in or incorporated by reference into the QELP Reports (including related notes and schedules) complied when filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of the QELP Entities as of its date, and each of the consolidated statements of operations, cash flows and changes in unitholders’ equity included in or incorporated by reference into the QELP Reports (including any related notes and schedules) complied when filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the results of operations, cash flows or changes in unitholders’ equity, as the case may be, of the QELP Entities for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(d) Except (i) as and to the extent set forth on the consolidated balance sheet of the QELP Entities included in the most recent QELP Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, and (ii) for liabilities and obligations incurred since December 31, 2008 in the ordinary course of business consistent with past practice, the QELP Entities have not had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of the QELP Entities or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect.

Section 6.8  Internal Controls and Procedures.

(a) Except as disclosed in the QELP Reports, the chief executive officer and chief financial officer of QEGP have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act to be made since December 31, 2008, and the statements contained in any such certifications are complete and correct; neither QELP nor its officers have received written notice from any governmental authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Except as disclosed in the QELP Reports, QELP has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Except as disclosed in the QELP Reports, QELP’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by QELP in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of QELP as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The management of QELP has completed its assessment of the effectiveness of QELP’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, and as disclosed in the QELP Reports, such assessment concluded that such controls were ineffective as of such date. QELP has disclosed, based on its most recent evaluations, to QELP’s outside auditors and the audit committee of the board of directors of QELP (A) all significant deficiencies in the design or operation of internal controls and any material weaknesses, which have more than a remote chance to materially adversely affect QELP’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in QELP’s internal control over financial reporting.

(b) Since January 1, 2009, no QELP Entity nor any director, officer, employee, auditor, accountant or representative of any QELP Entity has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any QELP Entity, including any material complaint, allegation, assertion or claim that any QELP Entity has a “significant deficiency” or “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof) in internal controls.

(c) No QELP Entity has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of QEGP. No loan or extension of credit is maintained by any QELP Entity to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

(d) Except as disclosed in the QELP Reports, the QELP Entities (i) make and keep books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, and (ii) maintain systems of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of QELP’s consolidated financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 6.9  Litigation.  There are no actions, suits, investigations or proceedings pending or threatened in writing against any QELP Entity at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state court, commission, board, bureau, agency or instrumentality or any arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a QELP Material Adverse Effect.

Section 6.10  Absence of Certain Changes.  Since December 31, 2008, (a) except as otherwise required or expressly provided for in this Agreement, the businesses of the QELP Entities have been conducted, in all material respects, in the ordinary course of business consistent with past practice and (b) there has not been a QELP Material Adverse Effect.

Section 6.11  Taxes.

(a) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect:

(i) all Returns required to be filed by or with respect to any QELP Entity (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included any QELP Entity) have been properly filed on a timely basis with the appropriate governmental authorities and all such Returns are accurate and complete in all respects;

(ii) all Taxes that have or will become due on or before the Closing Date (regardless of whether reflected on any Return) have been or will be duly paid or deposited in full on a timely basis or adequately reserved for in accordance with GAAP;

(iii) no audit or other administrative proceeding or court proceeding is presently pending or threatened in writing with regard to any Tax or Return of any QELP Entity as to which any taxing authority has asserted in writing any claim;

(iv) no governmental authority is now proposing or asserting in writing any investigation, proceeding, deficiency or claim for Taxes or any adjustment to Taxes with respect to which any QELP Entity may be liable, and no currently pending issues have been raised by any governmental authority that could, if determined adversely to any QELP Entity, adversely affect the liability of such QELP Entity for Taxes;

(v) no QELP Entity has any outstanding request for any extension of time within which to pay any Taxes or file any Returns with respect to any Taxes;

(vi) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of any QELP Entity;

(vii) no QELP Entity has entered into any written agreement or arrangement with any Tax authority that requires any QELP Entity to take any action or refrain from taking any action;

(viii) each QELP Entity has withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(ix) no QELP Entity has been a member of an affiliated group filing a consolidated federal income tax Return or has any liability for the Taxes of any person (other than a QELP Entity) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; and

(x) to the extent required by GAAP, the consolidated balance sheets and financial statements prepared by QELP and its Subsidiaries for the year ended December 31, 2008 accrue all material liabilities for Taxes payable after the date of such financial statements with respect to all transactions and events occurring on or prior to such date; and no material Tax liability since the date of such financial statements has been incurred by QELP or any of its Subsidiaries other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement.

(b) No QELP Entity is party to any closing agreement described in Section 7121 of the Code or any similar agreement under any Tax law.

(c) No QELP Entity is party to, is bound by or has any obligation under any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among the QELP Entities.

(d) Since December 31, 2008, QELP has not made or rescinded any material election relating to Taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material Taxes, or, except as may be required by Applicable Laws, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(e) There are no requests for rulings, outstanding subpoenas or unsatisfied written requests from any governmental authority for information with respect to Taxes of any QELP Entity. No claim has been made that any QELP Entity is subject to income, franchise, sales, use, payroll, unemployment, or similar Taxation by a governmental authority in any state or locality where any such QELP Entity did not either (i) file any income, franchise, sales, use, payroll, unemployment, or similar Returns or (ii) pay income, franchise, sales, use, payroll, unemployment, or similar Taxes. No Return filed by any QELP Entity with respect to any taxable period ending on or after December 31, 2004 contains a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign law, and no Return has been filed by any QELP Entity with respect to which the preparer of such Return advised consideration of inclusion of such a disclosure statement, which disclosure statement was not included. No QELP Entity has at any time participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) that was or is required to be disclosed under Treasury Regulations Section 1.6011-4 or participated in a transaction that has been disclosed pursuant to IRS Announcement 2002-2, 2002-2 I.R.B. 304.

(f) QELP has at all times since its formation been, and will be at the Effective Time, properly classified as a partnership for federal income tax purposes and, for the portion of the taxable year of QELP that ends at the Effective Time, 90 percent or more of the gross income of QELP will consist of “qualifying income,” as defined in Section 7704(d) of the Code. No QELP Entity has elected to be treated as a corporation for U.S. federal income tax purposes.

(g) There are no Liens for Taxes upon any property or assets of QELP or any of its Subsidiaries, except for Taxes not yet due and payable.

(h) No QELP Entity has bought back its (or any affiliate’s) debt.

Section 6.12  Employee Benefit Plans.

(a) Section 6.12(a) of the QELP Disclosure Letter contains a list of all QELP Benefit Plans. The term “QELP Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, vacation, incentive, deferred compensation, stock option (or other equity-based), severance, termination, retention, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices, programs or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by any QELP Entity or any of its ERISA Affiliates or to which any QELP Entity or any of its ERISA Affiliates is a party or is required to provide benefits or with respect to which any QELP Entity or any of its ERISA Affiliates have any liability, other than the QRC Benefit Plans and the QMLP Benefit Plans. For purposes of this Section 6.12, ERISA Affiliates shall exclude QRC, QMLP and their Subsidiaries. QELP has made available to QRC and QMLP true and complete copies of the QELP Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect: (i) all applicable reporting and disclosure requirements have been met with respect to the QELP Benefit Plans; (ii) to the extent applicable, the QELP Benefit Plans comply with the requirements of ERISA and the Code and other Applicable Laws, and any QELP Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service), which covers all amendments to such QELP Benefit Plan for which the remedial amendment period (within the meaning of Section 401(b) of the Code) has expired as of the date of such letter; (iii) the QELP Benefit Plans have been maintained and operated in accordance with their terms and Applicable Laws, and there are no breaches of fiduciary duty in connection with the QELP Benefit Plans; (iv) there are no claims pending or threatened in writing against or otherwise involving any QELP Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of QELP Benefit Plan activities) has been brought against or with respect to any QELP Benefit Plan; and (v) all material contributions required to be made as of the date of this Agreement to the QELP Benefit Plans have been made or provided for.

(c) No QELP Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which any QELP Entity or any of its ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of any QELP Entity to be either subject to an excise Tax or non-deductible to QELP under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered. The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of any QELP Entity.

(d) No QELP Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of any QELP Entity for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(e) From January 1, 2009 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the QELP Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by any QELP Entity to any officer of any QELP Entity of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 6.12(e)(i)(A)), (ii) any entry by any QELP Entity into any employment, severance or termination agreement with any person who is an employee of any QELP Entity, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing QELP Benefit Plan, except in accordance with the pre-existing terms of that QELP Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new QELP Benefit Plan, (v) any amendment of any existing unit options, unit appreciation rights, performance awards or restricted unit awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any unit options, unit appreciation rights, performance awards, or restricted unit awards.

Section 6.13  Labor Matters.

(a) No QELP Entity is party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect, (i) no QELP Entity has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, any QELP Entity or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against any QELP Entity pending or threatened in writing before any governmental authority by or concerning the employees working in their respective businesses.

Section 6.14  Environmental Matters.

(a) Each QELP Entity has been and is in compliance with all Environmental Laws except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or threatened in writing against any QELP Entity that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of any QELP Entity, including but not limited to on-site or off-site disposal, release or spill of any Hazardous Materials which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) No QELP Entity has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of or other obligation with respect to any Hazardous Materials, except for any such matters as have not had and are not reasonably likely to have a QELP Material Adverse Effect.

Section 6.15  Intellectual Property.  The QELP Entities own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect. The conduct of the QELP Entities’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to any QELP Entity, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect.

Section 6.16  Decrees, Etc.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or governmental authority or any arbitral or other dispute resolution body has been issued or entered against any QELP Entity that continues to be in effect that materially affects the ownership or operation of any of their respective assets, and (b) no criminal order, writ, fine, injunction, decree, judgment or determination of any court or governmental authority has been issued against any QELP Entity.

Section 6.17  Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect, the QELP Entities maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which the QELP Entities operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect, no event relating specifically to any QELP Entity has occurred that could reasonably be expected, after the date of this Agreement, to result in material upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of any QELP Entity during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by any QELP Entity to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of any QELP Entity under any such excess liability or protection and indemnity insurance policies.

Section 6.18  No Brokers.  QELP has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of QELP to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that QELP has retained Stifel, Nicolaus & Company, Incorporated (“Stifel”) as its financial advisor.

Section 6.19  Opinion of Financial Advisor and Board Approval.  The Board of Directors of QEGP has received the opinion of Stifel to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the QELP Exchange Ratio to be utilized in the QELP Merger pursuant to this Agreement is fair, from a financial point of view, as of the date of Stifel’s opinion, to the holders of QELP Common Units (other than QRC, QEGP and their respective affiliates). QELP shall provide QRC and QMLP (solely for informational purposes and subject to the terms of Stifel’s engagement letter with QELP and the Conflicts Committee of the Board of Directors of QEGP) a true, correct and complete copy of such opinion promptly following the date of this Agreement. QEGP’s Board of Directors, at a meeting duly called and held, acting upon the unanimous recommendation of its Conflicts Committee, has (i) determined that this Agreement and the QELP Merger are advisable, fair to and in the best interests of QELP and the holders of QELP Common Units (other than QEGP and its affiliates), (ii) approved the execution and delivery of this Agreement by QELP and QEGP and the execution and delivery of the Support Agreement by QELP, (iii) recommended approval and adoption of this Agreement and the QELP Merger by the holders of QELP Common Units (other than QEGP and its affiliates), as a class, and the holders of the QELP Subordinated Units, as a class (collectively the determination, approval and recommendation described in clauses (i), (ii) and (iii), the “QELP Recommendation”), and (iv) determined that the QELP Conversion is in the best interests of QELP and QEGP and that the QEGP Merger is in the best interests of QEGP, approved the QELP Conversion and the QEGP Merger and recommended approval of the QELP Conversion by the QRC Surviving Entity, as sole holder of common units of the QELP Surviving Entity immediately following the Effective Time.

Section 6.20  Vote Required.  The only vote of the holders of any class or series of QELP units (other than the approval by QEGP) necessary to approve (a) the QELP Merger is the affirmative vote in favor of the approval and adoption of this Agreement and the QELP Merger by (i) the holders of at least a majority of the outstanding QELP Common Units (other than QELP Common Units owned by QEGP and its affiliates), voting as a class, present, in person or by proxy, at a meeting of the holders of QELP Common Units duly called and held, and (ii) the holders of at least a majority of the outstanding QELP Subordinated Units, voting as a class, present, in person or by proxy, at a meeting of the holders of QELP Subordinated Units duly called and held or by written consent (collectively the approvals in clauses (i) and (ii), the “QELP Unitholder Approval”), and (b) the QELP Conversion is the approval of the QELP Conversion by QEGP and the QRC Surviving Entity, as sole holder of common units of the QELP Surviving Entity immediately following the Effective Time.

Section 6.21  Certain Contracts.

(a) Except for this Agreement and except as filed or incorporated by reference as an exhibit to QELP’s Annual Report on Form 10-K for the year ended December 31, 2008 or to a QELP Report filed thereafter and prior to the date of this Agreement, no QELP Entity is party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 6.21(a)being referred to herein as the “QELP Material Contracts”).

(b) Each QELP Material Contract is valid and binding on the QELP Entities parties thereto and is in full force and effect, and the QELP Entities have in all material respects performed all obligations required to be performed by them to date under each QELP Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect, none of the QELP Entities (x) knows of, or has received written notice of, any breach of or violation or default under any QELP Material Contract or any condition which with the passage of time or the giving of notice or both would result in such a violation or default under any QELP Material Contract or (y) has received written notice of the desire of the other party or parties to any such QELP Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each QELP Material Contract is enforceable by the QELP Entity party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a QELP Material Adverse Effect.

Section 6.22  Improper Payments.  No bribes, kickbacks or other similar payments have been made in violation of Applicable Laws by any QELP Entity or agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and no QELP Entity nor any agent of any of them has received any such payments from vendors, suppliers or other persons.

Section 6.23  Takeover Statutes; Rights Plans.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Mergers the restrictions in any Takeover Statute. QELP does not have any preferred share purchase rights plan or similar rights plan in effect.

Section 6.24  Proxy Statement.  None of the information to be supplied by QELP for inclusion in (a) the Proxy Statement/Prospectus, to be filed by QRC and QELP with the SEC, and any amendments or supplements thereto, or (b) the Form S-4 to be filed by Holdco with the SEC in connection with the Mergers, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to QRC stockholders and QELP unitholders, at the time of QRC Stockholder Approval and the QELP Unitholder Approval and at the Effective Time, and, in the case of the Form S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein (in the case of the Proxy Statement/Prospectus, in the light of the circumstances under which they are made) not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the Exchange Act.

Section 6.25  Title, Ownership and Related Matters.

(a) The QELP Entities have good and marketable title to all real property owned in fee by the QELP Entities and good title to all personal property as necessary to permit the QELP Entities to conduct their respective businesses as currently conducted in all material respects, free and clear of all Liens other than Permitted Liens, except (i) as would not, individually or in the aggregate, have a QELP Material Adverse Effect, or (ii) as do not materially interfere with the use of such properties taken as a whole as they have been used in the past and are proposed to be used in the future. With respect to any real property and buildings held under lease by the QELP Entities, such real property and buildings are held under valid and subsisting and enforceable leases with such exceptions (i) as would not, individually or in the aggregate, have a QELP Material Adverse Effect, (ii) as do not materially interfere with the use of such properties by the QELP Entities taken as a whole as they have been used in the past in the ordinary course of business, and (iii) as have been created by the fee owner of such property and buildings and have not, as of the date of this Agreement, materially interfered with the use of such property and buildings by the QELP Entities taken as a whole as they have been used in the past in the ordinary course of business.

(b) Each QELP Entity has complied in all material respects with the terms of all leases to which it is party and which are necessary for the ordinary conduct of the business of such QELP Entity and under which it is in occupancy, except for such incidences of non-compliance as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect, and the material leases to which any QELP Entity is a party or under which it is in occupancy are in full force and effect. No QELP Entity has assigned any interest in, or subleased any portion of the premises leased under, any material lease to which it is party to any non-affiliated third party except (i) as would not, individually or in the aggregate, have a QELP Material Adverse Effect, or (ii) as do not materially interfere with the use of such properties taken as a whole as they have been used in the past and are proposed to be used in the future, and there are no uncured, material breaches or defaults by the landlords under such leases. As used in this Section 6.25(b), the term “leases” does not include Oil and Gas Properties.

(c) No QELP Entity has received any written notice from any person disputing or challenging its ownership of the fee interests, easements or rights-of-way through which any of its pipeline or gathering systems extend, other than disputes or challenges that have not had or are not reasonably likely to have a QELP Material Adverse Effect.

(d) Each of the QELP Entities has, subject to the Permitted Liens, such rights-of-way as are necessary to conduct its business in the manner currently conducted, except for such rights-of-way that, if not obtained, would not have, individually or in the aggregate, a QELP Material Adverse Effect. Each of the QELP Entities has fulfilled and performed all its material obligations with respect to such rights-of-way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that would not have a QELP Material Adverse Effect. None of such rights-of-way contains any restriction that is materially burdensome to the QELP Entities, taken as a whole.

Section 6.26  Properties; Oil and Gas Matters.

(a) All major items of operating equipment owned or leased by any QELP Entity in connection with the operation of its Oil and Gas Properties are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated, except as have not had and are not reasonably likely to have, individually or in the aggregate, a QELP Material Adverse Effect.

(b) Except for goods and other property sold, used or otherwise disposed of since the date of the QELP Reserve Report in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in the QELP Reports, as of the date of this Agreement, the QELP Entities have good title to, or valid leases or contractual rights to, all equipment and other personal property used or necessary for use in the operation of their Oil and Gas Properties in the manner in which such properties were operated prior to the date hereof.

(c) Except for property sold or otherwise disposed of since the date of the QELP Reserve Report in the ordinary course of business or reflected as having been sold or otherwise disposed of in the QELP Reports, as of the date of this Agreement, the QELP Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves owned by QELP and reflected in the reserve table under “Business — Oil and Gas Data” in QELP’s Annual Report on Form 10-K for the year ended December 31, 2008 and the report of Cawley relating to QELP’s interests referred to therein as of December 31, 2008 (the “QELP Reserve Report”), and in each case as attributable to interests owned by the QELP Entities, free and clear of any liens, except: (a) liens reflected in the QELP Reserve Report or in a QELP Report filed prior to the date of this Agreement, and (b) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect. Except as have not had and are not reasonably likely to have, individually or in the aggregate, a QELP Material Adverse Effect, all material proceeds from the sale of hydrocarbons produced from the Oil and Gas Properties of the QELP Entities are being received by them in a timely manner and are not being held in suspense for any reason. The gross and net undeveloped acreage of the QELP Entities as most recently reported in a QELP Report was correct in all material respects as of the date of such QELP Report, and there have been no changes in such gross and net undeveloped acreage since such date which have had or are reasonably likely to have a QELP Material Adverse Effect.

(d) The leases and other agreements pursuant to which the QELP Entities lease or otherwise acquire or obtain operating rights affecting any real or personal property given value in the QELP Reserve Report are in good standing, valid and effective, and the rentals due by any QELP Entity to any lessor of any such oil and gas leases have been properly paid, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect. The QELP Entities have paid all royalties, overriding royalties and other burdens on production due by the QELP Entities with respect to their Oil and Gas Properties, except for any non-payment of which, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect.

(e) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which any QELP Entity is entitled and the percentage of the costs and expenses related to such wells or interests to be borne by any QELP Entity) supplied to Cawley relating to QELP’s interests referred to in the QELP Reserve Report as of December 31, 2008, by or on behalf of the QELP Entities that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the QELP Entities in connection with the preparation of the QELP Reserve Report was (at the time supplied or as modified or amended prior to the issuance of the QELP Reserve Report) accurate in all material respects and there are no material errors in such information that existed at the time of such issuance.

(f) Except as has not had and is not reasonably likely to have, individually or in the aggregate, a QELP Material Adverse Effect, all Oil and Gas Properties operated by any QELP Entity have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable oil and gas leases and Applicable Laws.

(g) No QELP Entity has produced hydrocarbons from its Oil and Gas Properties in excess of regulatory allowances or other applicable limits on production that could result in curtailment of production from any such property, except any such violations which, individually or in the aggregate, have not had and are not reasonably likely to have a QELP Material Adverse Effect.

(h) None of the material Oil and Gas Properties of any QELP Entity is subject to any preferential purchase, consent or similar right which would become operative as a result of the transactions contemplated by this Agreement.

(i) None of the Oil and Gas Properties of any QELP Entity are subject to any Tax partnership agreement or provisions requiring a partnership income Tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 6.27  Hedging.  Section 6.27 of the QELP Disclosure Letter sets forth for the periods shown all obligations of each QELP Entity for the delivery of Hydrocarbons attributable to any of the properties of any QELP Entity in the future on account of prepayment, advance payment, take-or-pay, forward sale or similar obligations without then or thereafter being entitled to receive full value therefor. As of the date of this Agreement, no QELP Entity is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

Section 6.28  Gas Regulatory Matters.  No QELP Entity is a gas utility under Applicable Laws.

Section 6.29  Investment Company Act.  No QELP Entity is, or upon the Closing will be, an “investment company” or a company “controlled by” an “investment company” within the meaning of the Investment Company Act.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF QMLP PARTIES

Except as set forth (i) in the QRC Reports or QELP Reports filed on or after December 31, 2008 and prior to the date of this Agreement (excluding any disclosures included in any risk factor section of such documents and any other disclosures in such documents to the extent that they are cautionary, predictive or forward-looking in nature) or (ii) in the disclosure letter delivered to QRC and QELP by QMLP at or prior to the execution of this Agreement (the “QMLP Disclosure Letter”) and making reference to the particular section of this Article 7 to which exception is being taken (provided that any information set forth in one section or subsection of the QMLP Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent),

QMLP and QMGP (collectively, the “QMLP Parties”), jointly and severally but subject to Section 11.1, represent and warrant to QRC and QELP that:

Section 7.1  Existence and Good Standing.

(a) QMLP is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware. QMGP is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of the QMLP Parties is duly registered or qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect. Each of the QMLP Parties has all requisite limited partnership or limited liability company power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the organizational documents of each of the QMLP Parties previously provided to QRC and QELP are true and correct and contain all amendments as of the date of this Agreement.

(b) As used in this Agreement, “QMLP Material Adverse Effect” means, with respect to the QMLP Parties and each of their direct or indirect Subsidiaries (collectively, the “QMLP Entities”), any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in (i) the business, assets, properties, liabilities, financial condition or results of operations of the QMLP Entities, taken as a whole, except to the extent that any such change or effect arises or results from (A) changes in general economic, capital market, regulatory or political conditions or changes in law or accounting policies or the interpretation thereof, (B) changes that affect generally the industries in which the QMLP Entities are engaged, (C) any changes or fluctuations in the prices of oil, natural gas or any other commodity, (D) the announcement or pendency of this Agreement, including any loss of sales or loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities, (E) any war, act of terrorism, civil unrest, acts of God or similar events occurring after the date of this Agreement or (F) any action taken or not taken by a QMLP Party with the consent or at the direction of QRC or QELP or in order to comply with this Agreement, or (ii) the ability of the QMLP Entities to consummate the transactions contemplated by this Agreement or fulfill the conditions to the Closing.

(c) Section 7.1(c) of the QMLP Disclosure Letter sets forth, as of the date hereof, a true and complete list of the QMLP Entities, together with (i) the nature of the legal organization of such person, (ii) the jurisdiction of organization or formation of such person, (iii) the name of each QMLP Entity that owns beneficially or of record any equity or similar interest in such person, and (iv) the percentage interest owned by each such QMLP Entity in such other persons.

Section 7.2  Authorization, Validity and Effect of Agreements.  Each of the QMLP Parties has the requisite limited partnership or limited liability company power and authority to execute and deliver the Transaction Documents to which it is party and, upon receipt of the QMLP Unitholder Approval, to consummate the transactions contemplated by the Transaction Documents. The execution of the Transaction Documents to which it is party and the consummation by each of the QMLP Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited partnership or limited liability company action on behalf of each of them, other than the receipt of the QMLP Unitholder Approval. Each of the QMLP Parties has duly executed and delivered this Agreement and, if a party thereto, the Support Agreement. Assuming the Transaction Documents constitute the valid and legally binding obligations of the other parties hereto and thereto, each of the Transaction Documents to which a QMLP Party is party constitutes the valid and legally binding obligation of such QMLP Party, enforceable against such QMLP Party in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 7.3  Capitalization.

(a) As of the date of this Agreement, the issued and outstanding partnership interests of QMLP consisted of 8,655,243 QMLP Common Units, 35,134 Class A QMLP Subordinated Units, 4,900,000 Class B QMLP

Subordinated Units, 276,531 QMLP GP Units and the QMLP Incentive Distribution Rights. All of the QMLP Common Units, QMLP Subordinated Units and QMLP Incentive Distribution Rights, and the limited partner interests represented thereby, have been duly authorized and validly issued in accordance with the Second Amended and Restated Agreement of Limited Partnership of Quest Midstream Partners, L.P., dated as of November 1, 2007, as amended by Amendment No. 1 effective as of January 1, 2008 (the “QMLP Partnership Agreement”) and are fully paid (to the extent required under the QMLP Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Section 17-607 and Section 17-804 of the Delaware LP Act). The general partner interest in QMLP represented by the QMLP GP Units has been duly authorized and validly issued in accordance with the QMLP Partnership Agreement. As of the date of this Agreement, except as set forth above or in Section 7.3 of the QMLP Disclosure Letter, there are no outstanding partnership interests of QMLP and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any QMLP Entity to issue, transfer, sell or register any partnership interests or other voting securities of any QMLP Entity. QMLP has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the unitholders of QMLP on any matter.

(b) QMGP is the sole general partner of QMLP. QMGP is the record and beneficial owner of all of the QMLP GP Units and all of the QMLP Incentive Distribution Rights, and QMGP owns the QMLP GP Units and the QMLP Incentive Distribution Rights free and clear of all Liens, other than Permitted Liens.

(c) The issued and outstanding equity interests of QMGP consist of 1,000 QMGP Units, which are owned of record as set forth in Section 7.3(c) of the QMLP Disclosure Letter. All of the outstanding QMGP Units have been duly authorized, validly issued, fully paid (to the extent required by the limited liability company agreement of QMGP), nonassessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act) and free of preemptive rights.

Section 7.4  Subsidiaries.

(a) QMGP does not have any Subsidiaries other than QMLP and its Subsidiaries. Each of QMLP’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of QMLP’s Subsidiaries is duly registered or qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect. Each of QMLP’s Subsidiaries has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the organizational documents of QMLP’s Subsidiaries previously made available to QRC and QELP are true and correct and contain all amendments as of the date of this Agreement. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of QMLP’s Subsidiaries are duly authorized, validly issued, fully paid (to the extent required by such Subsidiary’s organizational documents) and nonassessable (except as such nonassessability may be affected by Applicable Laws) and free of preemptive rights, and are owned, directly or indirectly, by QMLP free and clear of all Liens, other than Permitted Liens.

(b) On the date of this Agreement, none of the QMLP Entities own any shares of capital stock of QRC or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of QRC or has the right to acquire or vote such shares under any agreement, arrangement or understanding, whether or not in writing.

(c) QMLP does not have any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of such shares or other such securities referred to in clause (b) above.

Section 7.5  Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect and except for matters related to financial statements (which are provided for in Section 7.7), internal controls and procedures (which are provided for in Section 7.8), Taxes (which are provided for in Section 7.11), employee benefit matters (which are provided for in Section 7.12), labor matters (which are provided for in Section 7.13), Environmental Laws (which are provided for in Section 7.14), improper payments (which are provided for in Section 7.22) and gas regulatory matters (which are provided for in Section 7.28):

(a) No QMLP Entity is in violation of any Applicable Laws, and no claim is pending or threatened in writing with respect to any such matters.

(b) Each QMLP Entity holds all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of its business (collectively, the “QMLP Permits”). All QMLP Permits are in full force and effect and there exists no default thereunder or breach thereof, and the QMLP Parties have not received written notice that such QMLP Permits will not be renewed in the ordinary course after the Closing.

(c) Each QMLP Entity possesses all permits, licenses, operating authority, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (collectively, the “QMLP Real Property”).

Section 7.6  No Conflicts.

(a) Neither the execution and delivery by each QMLP Party of any Transaction Document to which it is party nor the consummation by such QMLP Party of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of any provisions of the organizational documents of any QMLP Entity; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of any QMLP Entity under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to any QMLP Entity under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which any QMLP Entity is party, or by which any QMLP Entity or any of its properties may be bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to any QMLP Entity, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a QMLP Material Adverse Effect.

(b) Neither the execution and delivery by each QMLP Party of any Transaction Document to which it is party nor the consummation by such QMLP Party of the transactions contemplated hereby or thereby will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than (i) the Regulatory Filings, (ii) the filing of a listing application with NASDAQ in connection with the initial listing of the Holdco Common Stock pursuant to Section 8.10, and (iii) the filing of the Certificates of Merger with the appropriate governmental authorities in connection with any of the Mergers, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect.

(c) The Transaction Documents, the Mergers and the other transactions contemplated hereby and thereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under (i) the terms of any QMLP Material Contract or (ii) any contract or plan under which any employees, officers or directors of any QMLP Entity are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with GAAP, or (iii) any material QMLP Permit, except for any event or circumstance the occurrence of which, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect.

Section 7.7  Financial Statements.

(a) At the time of execution of this Agreement, QMLP has delivered to QRC and QELP complete and accurate copies of the QMLP Entities’ consolidated balance sheet as of December 31, 2007 and 2008 and consolidated statement of operations, cash flow and partners’ equity for the two years ended December 31, 2008. Each of the consolidated balance sheets fairly presents in all material respects the consolidated financial position of the QMLP Entities as of its date, and each of the consolidated statements of operations, cash flows and changes in unitholders’ equity fairly presents in all material respects the results of operations, cash flows or changes in unitholders’ equity, as the case may be, of the QMLP Entities for the periods set forth therein (subject, in the case of unaudited statements, to normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(b) Except (i) as and to the extent set forth on the consolidated balance sheet of the QMLP Entities as of December 31, 2008, including all notes thereto, and (ii) for liabilities and obligations incurred since December 31, 2008 in the ordinary course of business consistent with past practice, the QMLP Entities have not had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of the QMLP Entities or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect.

Section 7.8  Internal Controls and Procedures.

(a) QMLP has disclosed, based on its most recent evaluations, to QMLP’s outside auditors and the audit committee of the board of directors of QMLP (A) all significant deficiencies in the design or operation of internal controls and any material weaknesses, which have more than a remote chance to materially adversely affect QMLP’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in QMLP’s internal control over financial reporting.

(b) Since January 1, 2009, no QMLP Entity nor any director, officer, employee, auditor, accountant or representative of any QMLP Entity has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any QMLP Entity, including any material complaint, allegation, assertion or claim that any QMLP Entity has a “significant deficiency” or “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof) in internal controls.

(c) No QMLP Entity has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of QMGP. No loan or extension of credit is maintained by any QMLP Entity to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

(d) Except as disclosed in the QRC Reports, the QMLP Entities (i) make and keep books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, and (ii) maintain systems of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of QMLP’s consolidated financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 7.9  Litigation.  There are no actions, suits, investigations or proceedings pending or threatened in writing against any QMLP Entity at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state court, commission, board, bureau, agency or instrumentality or any arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a QMLP Material Adverse Effect.

Section 7.10  Absence of Certain Changes.  Since December 31, 2008, (a) except as otherwise required or expressly provided for in this Agreement, the businesses of the QMLP Entities have been conducted, in all material respects, in the ordinary course of business consistent with past practice and (b) there has not been a QMLP Material Adverse Effect.

Section 7.11  Taxes.

(a) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect:

(i) all Returns required to be filed by or with respect to any QMLP Entity (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included any QMLP Entity) have been properly filed on a timely basis with the appropriate governmental authorities and all such Returns are accurate and complete in all respects;

(ii) all Taxes that have or will become due on or before the Closing Date (regardless of whether reflected on any Return) have been or will be duly paid or deposited in full on a timely basis or adequately reserved for in accordance with GAAP;

(iii) no audit or other administrative proceeding or court proceeding is presently pending or threatened in writing with regard to any Tax or Return of any QMLP Entity as to which any taxing authority has asserted in writing any claim;

(iv) no governmental authority is now proposing or asserting in writing any investigation, proceeding, deficiency or claim for Taxes or any adjustment to Taxes with respect to which any QMLP Entity may be liable, and no currently pending issues have been raised by any governmental authority that could, if determined adversely to any QMLP Entity, adversely affect the liability of such QMLP Entity for Taxes;

(v) no QMLP Entity has any outstanding request for any extension of time within which to pay any Taxes or file any Returns with respect to any Taxes;

(vi) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of any QMLP Entity;

(vii) no QMLP Entity has entered into any written agreement or arrangement with any Tax authority that requires any QMLP Entity to take any action or refrain from taking any action;

(viii) each QMLP Entity has withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(ix) no QMLP Entity has been a member of an affiliated group filing a consolidated federal income tax Return or has any liability for the Taxes of any person (other than a QMLP Entity) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; and

(x) to the extent required by GAAP, the consolidated balance sheets and financial statements prepared by QMLP and its Subsidiaries for the year ended December 31, 2008 accrue all material liabilities for Taxes payable after the date of such financial statements with respect to all transactions and events occurring on or prior to such date; and no material Tax liability since the date of such financial statements has been incurred by QMLP or any of its Subsidiaries other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement.

(b) No QMLP Entity is party to any closing agreement described in Section 7121 of the Code or any similar agreement under any Tax law.

(c) No QMLP Entity is party to, is bound by or has any obligation under any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among the QMLP Entities.

(d) Since December 31, 2008, QMLP has not made or rescinded any material election relating to Taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material Taxes, or, except as may be required by Applicable Laws, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(e) There are no requests for rulings, outstanding subpoenas or unsatisfied written requests from any governmental authority for information with respect to Taxes of any QMLP Entity. No claim has been made that any QMLP Entity is subject to income, franchise, sales, use, payroll, unemployment, or similar Taxation by a governmental authority in any state or locality where any such QMLP Entity did not either (i) file any income, franchise, sales, use, payroll, unemployment, or similar Returns or (ii) pay income, franchise, sales, use, payroll, unemployment, or similar Taxes. No Return filed by any QMLP Entity with respect to any taxable period ending on or after December 31, 2004 contains a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign law, and no Return has been filed by any QMLP Entity with respect to which the preparer of such Return advised consideration of inclusion of such a disclosure statement, which disclosure statement was not included. No QMLP Entity has at any time participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) that was or is required to be disclosed under Treasury Regulations Section 1.6011-4 or participated in a transaction that has been disclosed pursuant to IRS Announcement 2002-2, 2002-2 I.R.B. 304.

(f) QMLP has at all times since its formation been, and will be at the Effective Time, properly classified as a partnership for federal income tax purposes. No QMLP Entity has elected to be treated as a corporation for U.S. federal income tax purposes.

(g) There are no Liens for Taxes upon any property or assets of QMLP or any of its Subsidiaries, except for Taxes not yet due and payable.

(h) No QMLP Entity has bought back its (or any affiliate’s) debt.

Section 7.12  Employee Benefit Plans.

(a) Section 7.12(a) of the QMLP Disclosure Letter contains a list of all QMLP Benefit Plans. The term “QMLP Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, vacation, incentive, deferred compensation, stock option (or other equity-based), severance, termination, retention, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices, programs or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by any QMLP Entity or any of its ERISA Affiliates or to which any QMLP Entity or any of its ERISA Affiliates is a party or is required to provide benefits or with respect to which any QMLP Entity or any of its ERISA Affiliates have any liability, other than the QRC Benefit Plans and the QELP Benefit Plans. For purposes of this Section 7.12, ERISA Affiliates shall exclude QRC, QELP and their Subsidiaries. QMLP has made available to QRC and QELP true and complete copies of the QMLP Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect: (i) all applicable reporting and disclosure requirements have been met with respect to the QMLP Benefit Plans; (ii) to the extent applicable, the QMLP Benefit Plans comply with the requirements of ERISA and the Code and other Applicable Laws, and any QMLP Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service), which covers all amendments to such QMLP Benefit Plan for which the remedial amendment period (within the meaning of Section 401(b) of the Code) has expired as of the date of such letter; (iii) the QMLP Benefit Plans have been maintained and operated in accordance with their terms and Applicable Laws, and there are no breaches of fiduciary duty in connection with the QMLP Benefit Plans; (iv) there are no claims pending or threatened in writing against or otherwise involving any QMLP Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of QMLP Benefit Plan activities) has been brought against or with respect to any QMLP Benefit Plan; and (v) all material contributions required to be made as of the date of this Agreement to the QMLP Benefit Plans have been made or provided for.

(c) No QMLP Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which any QMLP Entity or any of its ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of any QMLP Entity to be either subject to an excise Tax or non-deductible to QMLP under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered. The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of any QMLP Entity.

(d) No QMLP Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of any QMLP Entity for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(e) From January 1, 2009 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the QMLP Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by any QMLP Entity to any officer of any QMLP Entity of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 7.12(e)(i)(A)), (ii) any entry by any QMLP Entity into any employment, severance or termination agreement with any person who is an employee of any QMLP Entity, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing QMLP Benefit Plan, except in accordance with the pre-existing terms of that QMLP Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new QMLP Benefit Plan, (v) any amendment of any existing unit options, unit appreciation rights, performance awards or restricted unit awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any unit options, unit appreciation rights, performance awards, or restricted unit awards.

Section 7.13  Labor Matters.

(a) No QMLP Entity is party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect, (i) no QMLP Entity has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, any QMLP Entity or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against any QMLP Entity pending or threatened in writing before any governmental authority by or concerning the employees working in their respective businesses.

Section 7.14  Environmental Matters.

(a) Each QMLP Entity has been and is in compliance with all Environmental Laws except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or threatened in writing against any QMLP Entity that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of any QMLP Entity, including but not limited to on-site or off-site disposal, release or spill of any Hazardous Materials which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) No QMLP Entity has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of or other obligation with respect to any Hazardous Materials, except for any such matters as have not had and are not reasonably likely to have a QMLP Material Adverse Effect.

Section 7.15  Intellectual Property.  The QMLP Entities own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect. The conduct of the QMLP Entities’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to any QMLP Entity, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect.

Section 7.16  Decrees, Etc.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or governmental authority or any arbitral or other dispute resolution body has been issued or entered against any QMLP Entity that continues to be in effect that materially affects the ownership or operation of any of their respective assets, and (b) no criminal order, writ, fine, injunction, decree, judgment or determination of any court or governmental authority has been issued against any QMLP Entity.

Section 7.17  Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect, the QMLP Entities maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which the QMLP Entities operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect, no event relating specifically to any QMLP Entity has occurred that could reasonably be expected, after the date of this Agreement, to result in material upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of any QMLP Entity during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by any QMLP Entity to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of any QMLP Entity under any such excess liability or protection and indemnity insurance policies.

Section 7.18  No Brokers.  QMLP has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of QMLP to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that QMLP has retained Morgan Stanley & Co. Incorporated as its financial advisor.

Section 7.19  Board Approval.  QMGP’s Board of Directors, at a meeting duly called and held, acting upon the unanimous recommendation of its Conflicts Committee, has (i) determined that this Agreement and the QMLP Merger are advisable, fair to and in the best interests of QMLP and the holders of QMLP Common Units (other than QMGP and its affiliates), (ii) approved the execution and delivery of this Agreement by QMLP and QMGP and the execution and delivery of the Support Agreement by QMLP, (iii) recommended approval and adoption of this Agreement and the QMLP Merger by the holders of QMLP Common Units (other than QMGP and its affiliates), as a class, and the holders of the QMLP Subordinated Units, as a class (collectively the determination, approval and recommendation described in clauses (i), (ii) and (iii), the “QMLP Recommendation”), and (iv) determined that the QMGP Merger is in the best interests of QMGP, approved the QMGP Merger and recommended approval of the QMGP Merger by the holders of the outstanding QMGP Units.

Section 7.20  Vote Required.  The only vote of the holders of any class or series of QMLP units (other than the approval by QMGP) necessary to approve (a) the QMLP Merger is the affirmative vote in favor of the approval and adoption of this Agreement and the QMLP Merger by (i) the holders of at least a majority of the outstanding QMLP Common Units (other than QMLP Common Units owned by QMGP and its affiliates), voting as a class, present, in person or by proxy, at a meeting of the holders of QMLP Common Units duly called and held, and (ii) the holders of at least a majority of the outstanding QMLP Subordinated Units, voting as a class, present, in person or by proxy, at a meeting of the holders of QMLP Subordinated Units duly called and held or by written consent (collectively the approvals in clauses (i) and (ii), the “QMLP Unitholder Approval”); and (b) the QMGP Merger is the approval of the holders of more than 50% of the outstanding QMGP Units.

Section 7.21  Certain Contracts.

(a) Except for this Agreement and as listed on Section 7.21(a) of the QMLP Disclosure Letter, no QMLP Entity is party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 7.21(a) being referred to herein as the “QMLP Material Contracts”).

(b) Each QMLP Material Contract is valid and binding on the QMLP Entities parties thereto and is in full force and effect, and the QMLP Entities have in all material respects performed all obligations required to be performed by them to date under each QMLP Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect, none of the QMLP Entities (x) knows of, or has received written notice of, any breach of or violation or default under any QMLP Material Contract or any condition which with the passage of time or the giving of notice or both would result in such a violation or default under any QMLP Material Contract or (y) has received written notice of the desire of the other party or parties to any such QMLP Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each QMLP Material Contract is enforceable by the QMLP Entity party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a QMLP Material Adverse Effect.

(c) All tolling or similar agreements between any QMLP Entity, on the one hand, and any equityholders of, or investors in, any QMLP Entity, on the other hand, that are in effect as of the date of this Agreement are set forth on Section 7.21(c) of the QMLP Disclosure Letter.

Section 7.22  Improper Payments.  No bribes, kickbacks or other similar payments have been made in violation of Applicable Laws by any QMLP Entity or agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and no QMLP Entity nor any agent of any of them has received any such payments from vendors, suppliers or other persons.

Section 7.23  Takeover Statutes; Rights Plans.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Mergers the restrictions in any Takeover Statute. QMLP does not have any preferred share purchase rights plan or similar rights plan in effect.

Section 7.24  Proxy Statement.  None of the information to be supplied by QMLP for inclusion in (a) the Proxy Statement/Prospectus, to be filed by QRC and QELP with the SEC, and any amendments or supplements thereto, or (b) the Form S-4 to be filed by Holdco with the SEC in connection with the Mergers, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to QRC stockholders and QELP unitholders, at the time of QRC Stockholder Approval and the QELP Unitholder Approval and at the Effective Time, and, in the case of the Form S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein (in the case of the Proxy Statement/Prospectus, in the light of the circumstances under which they are made) not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the Exchange Act.

Section 7.25  Title, Ownership and Related Matters.

(a) The QMLP Entities have good and marketable title to all real property owned in fee by the QMLP Entities and good title to all personal property as necessary to permit the QMLP Entities to conduct their respective businesses as currently conducted in all material respects, free and clear of all Liens other than Permitted Liens, except (i) as would not, individually or in the aggregate, have a QMLP Material Adverse Effect, or (ii) as do not materially interfere with the use of such properties taken as a whole as they have been used in the past and are proposed to be used in the future. With respect to any real property and buildings held under lease by the QMLP Entities, such real property and buildings are held under valid and subsisting and enforceable leases with such exceptions (i) as would not, individually or in the aggregate, have a QMLP Material Adverse Effect, (ii) as do not materially interfere with the use of such properties by the QMLP Entities taken as a whole as they have been used in the past in the ordinary course of business, and (iii) as have been created by the fee owner of such property and buildings and have not, as of the date of this Agreement, materially interfered with the use of such property and buildings by the QMLP Entities taken as a whole as they have been used in the past in the ordinary course of business.

(b) Each QMLP Entity has complied in all material respects with the terms of all leases to which it is party and which are necessary for the ordinary conduct of the business of such QMLP Entity and under which it is in occupancy, except for such incidences of non-compliance as, individually or in the aggregate, have not had and are not reasonably likely to have a QMLP Material Adverse Effect, and the material leases to which any QMLP Entity is a party or under which it is in occupancy are in full force and effect. No QMLP Entity has assigned any interest in, or subleased any portion of the premises leased under, any material lease to which it is party to any non-affiliated third party except (i) as would not, individually or in the aggregate, have a QMLP Material Adverse Effect, or (ii) as do not materially interfere with the use of such properties taken as a whole as they have been used in the past and are proposed to be used in the future, and there are no uncured, material breaches or defaults by the landlords under such leases. As used in this Section 7.25(b), the term “leases” does not include Oil and Gas Properties.

(c) No QMLP Entity has received any written notice from any person disputing or challenging its ownership of the fee interests, easements or rights-of-way through which any of its pipeline or gathering systems extend, other than disputes or challenges that have not had or are not reasonably likely to have a QMLP Material Adverse Effect.

(d) Each of the QMLP Entities has, subject to the Permitted Liens, such rights-of-way as are necessary to conduct its business in the manner currently conducted, except for such rights-of-way that, if not obtained, would not have, individually or in the aggregate, a QMLP Material Adverse Effect. Each of the QMLP Entities has fulfilled and performed all its material obligations with respect to such rights-of-way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that would not have a QMLP Material Adverse Effect. None of such rights-of-way contains any restriction that is materially burdensome to the QMLP Entities, taken as a whole.

Section 7.26  FERC Matters.

(a) No consent, approval, authorization, order, registration or qualification of or with the Federal Energy Regulatory Commission (the “FERC”) with respect to the pipeline operations of the QMLP Entities is required in connection with the transactions contemplated by this Agreement, the Mergers or the execution, delivery and performance of this Agreement.

(b) There are no material legal or governmental proceedings relating to QMLP’s pipelines operations pending or threatened in writing against any QMLP Entity by or before the FERC or on appeal from the FERC.

(c) FERC has issued a certificate of public convenience and necessity pursuant to Section 7(c) of the Natural Gas Act and the regulations promulgated thereunder authorizing the QMLP Entities to operate as a natural gas company, and to acquire, own, operate, and maintain the QMLP Entities’ pipeline system as an interstate natural gas pipeline. FERC has further issued blanket certificates of public convenience and necessity pursuant to (i) 18 C.F.R. Part 284, Subpart G authorizing QMLP to provide certain transportation services on an open access basis, (ii) 18 C.F.R. Part 284, Subpart J authorizing the QMLP Entities to make certain sales of natural gas, and (iii) 18 C.F.R. Part 157, Subpart F authorizing the QMLP Entities to construct, acquire, and abandon certain facilities.

(d) The QMLP Entities have complied and are in compliance in all material respects with (i) all statutory, regulatory, certificate, and tariff requirements applicable to the QMLP Entities or its pipeline system, including requirements established by FERC order, (ii) all reporting, filing, and other requirements applicable to the construction and operation of an interstate natural gas pipeline subject to FERC’s jurisdiction, and (iii) all requirements applicable to the holders of the certificates of public convenience and necessity referenced in Section 7.26(c). As of the date hereof and during the last three years prior to the date hereof, there are and have been no lawsuits, actions, or enforcement inquiries pending or threatened in writing that (x) challenge or challenged the QMLP Entities’ certificate authority to acquire or operate its pipeline system, (y) challenge or challenged the QMLP Entities’ tariff, rates, terms and conditions of service, contracts or practices, or (z) otherwise allege or alleged any violation or violations of any regulations or requirements related to the reporting, ownership or operation of the QMLP Entities’ pipeline system.

Section 7.27  Hedging.  Section 7.27 of the QMLP Disclosure Letter sets forth for the periods shown all obligations of each QMLP Entity for the delivery of Hydrocarbons attributable to any of the properties of any QMLP Entity in the future on account of prepayment, advance payment, take-or-pay, forward sale or similar obligations without then or thereafter being entitled to receive full value therefor. As of the date of this Agreement, no QMLP Entity is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

Section 7.28  Gas Regulatory Matters.  No QMLP Entity is a gas utility under Applicable Laws.

Section 7.29  Investment Company Act.  No QMLP Entity is, or upon the Closing will be, an “investment company” or a company “controlled by” an “investment company” within the meaning of the Investment Company Act.

ARTICLE 8

COVENANTS

Section 8.1  Conduct of Business.  Prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article 10, except as set forth in Section 8.1 of the QRC Disclosure Letter, the QELP Disclosure Letter or the QMLP Disclosure Letter or as any other provision of this Agreement expressly permits or provides, unless the other Parties have consented in writing thereto, such consent not to be unreasonably withheld, delayed or conditioned, each of QRC, the QELP Parties and the QMLP Parties:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and key employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not, and shall cause its Subsidiaries not to, amend or propose to amend its articles or certificate of incorporation or bylaws, its certificate of formation or limited liability company agreement or its certificate of limited partnership or limited partnership agreement, as applicable;

(d) shall not, and shall not permit any of its Subsidiaries to, (i) except pursuant to the exercise of options or upon the settlement of restricted stock or units, in each case pursuant to awards issued and outstanding on the date of this Agreement and disclosed in this Agreement or the QRC Disclosure Letter, the QELP Disclosure Letter or the QMLP Disclosure Letter, issue any shares of its capital stock, any partnership interests or other equity securities or subscriptions, rights, warrants or options to acquire or other agreements or commitments of any character obligating any of them to issue any such capital stock, partnership interests or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire or otherwise with respect to any shares of its capital stock, any partnership interests or other equity securities, or grant or issue any restricted stock or securities, (iii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any shares of its capital stock, any partnership interests or other equity securities, as applicable, existing on the date of this Agreement, (iv) with respect to any of its former, present or future officers, directors or employees, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case in the ordinary course of business consistent with past practices or as required by Applicable Laws, or (v) except as expressly permitted under this Agreement, adopt any new employee benefit plan or agreement (including any stock or unit option, stock or unit benefit or stock or unit purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect;

(e) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of capital stock, any partnership interests or other equity securities, other than dividends or distributions by any of its direct or indirect wholly-owned Subsidiaries solely to its parent, or (ii) redeem, purchase or otherwise acquire any shares of capital stock, any partnership interests or other equity securities of any of its Subsidiaries, or make any commitment for any such action, other than the acquisition of equity securities in connection with the forfeiture of awards for no consideration;

(f) shall not, and shall cause its Subsidiaries not to, purchase or otherwise acquire any shares of capital stock of QRC or partnership interests in QELP or QMLP, other than shares or common units purchased solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of restricted stock or units, stock or unit options, stock or unit appreciation rights, restricted stock or unit units and similar awards by the grantees thereof;

(g) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or enter into a contract to sell, lease, license, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries), except for (i) sales of inventory or surplus or obsolete equipment for fair value in the ordinary course of business consistent with past practice, (ii) arm’s-length sales or other transfers not described in clause (i) for aggregate consideration not exceeding $250,000 for each of the QRC Entities, the QELP Entities and the QMLP Entities, or (iii) sales or transfers of assets from QELP Entities or QMLP Entities to QRC approved by QELP or QMLP, respectively;

(h) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of, capital contribution to or investment in assets or stock of any person, whether by way of merger (other than the Mergers), consolidation, tender offer, share exchange or other activity other than investments in wholly owned Subsidiaries and other than (i) acquisitions, capital contributions or investments up to an aggregate amount for each of the QRC Entities, the QELP Entities and the QMLP Entities of $250,000 in the aggregate or (ii) acquisitions of assets of, capital contributions to or investments in QELP Entities or QMLP Entities by QRC approved by QELP or QMLP, respectively;

(i) shall not, and shall cause its Subsidiaries not to, change any of the material accounting principles or practices used by it except as may be required as a result of a change in GAAP or by Applicable Laws;

(j) shall, and shall cause its Subsidiaries to, use reasonable best efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage;

(k) shall not, and shall not permit any of its Subsidiaries to, make any Tax election other than in the ordinary course of business and consistent with past practice, change or revoke any material Tax election, file any amended Return, adopt any Tax accounting method other than in the ordinary course of business and consistent with past practice, change any Tax accounting method, enter into any Tax sharing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment, except as required by Applicable Laws, enter into any agreement with any governmental authority regarding Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, or file any Return other than on a basis consistent with past practice;

(l) shall not, and shall not permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money in an aggregate amount in excess of $250,000, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of that party or any of its Subsidiaries or guarantee any debt securities of others, other than (A) borrowings under that party’s or its Subsidiary’s existing credit facility in the ordinary course of business, (B) borrowings the proceeds of which are used to refinance or replace existing indebtedness (provided that such refinancing or replacement is on substantially comparable terms) of that party or its Subsidiaries or (C) borrowings in respect of intercompany debt as permitted under existing credit facilities (or replacement credit facilities permitted under this Section 8.1) or (ii) except in the ordinary course of business or with or between its Subsidiaries, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property (other than Permitted Liens or Liens securing debt permitted to be incurred by this Section 8.1(l));

(m) shall not take any action that would reasonably be expected to result in any condition in Article 9 not being satisfied;

(n) shall not, and shall not permit any of its Subsidiaries to, except as permitted by exclusions under other clauses of this Section 8.1, other than in the ordinary course of business consistent with past practice, enter into any material contract or agreement or terminate or amend in any material respect any material contract or agreement to which it is party or waive any material rights under any material contract or agreement to which it is party;

(o) shall not, and shall not permit any of its Subsidiaries to, (A) settle any claims, demands, lawsuits or state or federal regulatory proceedings for damages to the extent such settlements in the aggregate involve damages in excess of $250,000 (other than any claims, demands, lawsuits or proceedings to the extent insured (net of deductibles), to the extent reserved against in the consolidated financial statements of QRC, QELP or QMLP, as applicable, prior to the date hereof or to the extent covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor) or (B) settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking an injunction or other equitable relief where such settlements would have a QRC Material Adverse Effect, a QELP Material Adverse Effect or a QMLP Adverse Effect, as applicable;

(p) shall not, and shall not permit any of its Subsidiaries to, except (i) as set forth in Section 8.1(p) of the QRC Disclosure Letter, the QELP Disclosure Letter or the QMLP Disclosure Letter, as applicable, (ii) as required on an emergency basis or for the safety of persons or the environment or (iii) as provided in the approved 2009 annual budget for QRC, QELP or QMLP (as applicable), a copy of which budget has been provided to the other Parties, make any capital expenditure in excess of $250,000 in the aggregate;

(q) shall not, and shall not permit any of its Subsidiaries to, fail to file on a timely basis any applications and other documents necessary to maintain, renew or extend any material permit, license, variance or any other material approval required by any governmental entity for the continuing operation of their business;

(r) shall not, and shall not permit any of its Subsidiaries to, voluntarily dissolve or otherwise adopt or vote to adopt a plan of complete or partial dissolution or liquidation;

(s) shall not, and shall not permit any of its Subsidiaries to, (i) do business in any country in which such party or any of its Subsidiaries is not doing business as of the date hereof or (ii) enter into any joint venture or partnership with any person in which the fair market value of such party’s or its Subsidiaries’ aggregate investments and commitments exceed $250,000;

(t) shall not, and shall cause its Subsidiaries not to, enter into (i) any non-competition agreement or other agreement that (A) purports to limit in any material respect either the type of business in which such party or its Subsidiaries (or, after the Effective Time, Holdco or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business or (B) could require the disposition of any material assets or line of business of such party or its Subsidiaries or, after the Effective Time, Holdco or its Subsidiaries, (ii) any agreement requiring such party or its Subsidiaries to deal exclusively with a person or related group of persons or (iii) any other agreement or series of related agreements with respect to which such would be required to file a Current Report on Form 8-K pursuant to Item 1.01 or 5.02 thereof or that is reasonably likely to provide for payments to such party and its Subsidiaries, or by such party and its Subsidiaries, in excess of $250,000 in any twelve-month period or that would or would be reasonably likely to prevent, delay or impair such party’s ability to consummate the transactions contemplated by the Transaction Documents;

(u) shall not, and shall not permit any of its Subsidiaries to, enter into any additional commodity hedge transactions not approved by a hedging committee comprising one member designated by each of the Board of Directors of QRC and the Conflicts Committees of the Boards of Directors of QEGP and QMGP; and

(v) shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Notwithstanding anything to the contrary under this Agreement, the Support Agreement, the Amended and Restated Limited Liability Company Agreement of QEGP, dated as of November 15, 2007 (the “QEGP Operating Agreement”), or the Second Amended and Restated Limited Liability Company Agreement of QMGP, dated as of September 30, 2008 (the “QMGP Operating Agreement”), or otherwise, QRC shall not, prior to the Effective Time, directly or indirectly, take or propose to take any action to remove any member of the Board of Directors of QEGP or QMGP, increase or decrease the number of members on those Boards of Directors or otherwise interfere with the management or control of QELP by the Board of Directors of QEGP or the management or control of QMLP by the Board of Directors of QMGP. In addition, without the prior written consent of each of QELP and QMLP, QRC shall not take any action to increase the number of members of its Board of Directors.

Section 8.2  No Solicitation by QRC.

(a) Subject to Section 8.2(b)-(g), QRC shall not, and shall cause its Subsidiaries that are QRC Entities and their respective officers, directors, employees, agents and representatives (“Representatives”) not to, directly or indirectly, (i) initiate, solicit, encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, or that could reasonably be expected to lead to, a QRC Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to, QRC and its Subsidiaries, in connection with, or have any discussions with any person relating to, or that could reasonably be expected to lead to, an actual or proposed QRC Alternative Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement a QRC Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any QRC Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any QRC Alternative Proposal, (v) amend, terminate, waive or fail to enforce, or grant any consent under, any (A) standstill or similar agreement or (B) confidentiality agreement entered into in connection with a person’s consideration of a transaction involving any of the QRC Entities that would constitute a QRC Alternative Proposal, or (vi) resolve to propose or agree to do any of the foregoing. Without limiting the provisions hereof, QRC agrees and acknowledges that any violation of this Section 8.2 by any of the QRC Entities or by any of its respective Representatives shall be deemed to be a breach of this Section 8.2 by QRC.

(b) QRC shall, and shall cause each of the QRC Entities and their respective Representatives to, immediately cease any existing solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make a QRC Alternative Proposal.

(c) Notwithstanding anything to the contrary in Section 8.2(a), prior to the receipt of QRC Stockholder Approval, QRC may, in response to an unsolicited bona fide written QRC Alternative Proposal which did not result from or arise in connection with a breach of this Section 8.2 and which the Board of Directors of QRC determines, in good faith, after consultation with its outside counsel and financial advisors, constitutes or could reasonably be expected to result in a QRC Superior Proposal, (i) furnish information with respect to QRC and its Subsidiaries to the person making such QRC Alternative Proposal and its Representatives pursuant to a customary confidentiality agreement (it being understood that such confidentiality agreement shall not be required to include a standstill or similar provision) and (ii) participate in discussions or negotiations with such person and its Representatives regarding such QRC Alternative Proposal, provided, that the Board of Directors of QRC determines (after consultation with outside counsel) that such actions described in clauses (i) and (ii) could reasonably be expected to be necessary to comply with its fiduciary duties under Applicable Laws; provided, however, that (i) QELP and QMLP shall be entitled to receive an executed copy of such confidentiality agreement prior to QRC furnishing information to the person making such QRC Alternative Proposal or its Representatives and (ii) QRC shall simultaneously provide or make available to QELP and QMLP any non-public information concerning QRC and its Subsidiaries that is provided to the person making such QRC Alternative Proposal or its Representatives which was not previously provided or made available to QELP and QMLP.

(d) Neither the Board of Directors of QRC nor any committee thereof shall, directly or indirectly, withdraw, modify or qualify in a manner adverse to QELP or QMLP, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to QELP or QMLP, the QRC Recommendation (any of the foregoing actions, whether taken by the Board of Directors of QRC or any committee thereof, a “QRC Change in Board Recommendation”). Notwithstanding the immediately preceding sentence, prior to receipt of the QRC Stockholder Approval, the Board of Directors of QRC may, subject to the terms of this Section 8.2(d), make a QRC Change in Board Recommendation (i) in response to a QRC Superior Proposal or (ii) if the Board of Directors of QRC determines in good faith, after consultation with its outside counsel and financial advisors, that a QRC Change in Board Recommendation is necessary in order to comply with its fiduciary duties under Applicable Laws. After the Board of Directors of QRC has made a determination to make a QRC Change in Board Recommendation pursuant to the immediately preceding sentence, at least five (5) days prior to formally taking action with respect to such QRC Change in Board Recommendation, the Board of Directors of QRC shall give each of QMLP and QELP written notice of QRC’s intention to make such recommendation (including a reasonably detailed description of the circumstances related thereto) so as to allow QMLP and QELP (individually or jointly) to propose a modification to the terms of the Mergers or this Agreement that would eliminate the need to make such recommendation change. QRC may terminate this Agreement at any time after the expiration of the relevant five-day period but prior to obtaining the QRC Stockholder Approval pursuant to and in accordance with Section 10.3(d) below; provided, however, that in the event that either QMLP, QELP or both QMLP and QELP (the “QRC Proposing Party”) propose to QRC any modifications to the terms of the Mergers or this Agreement during such five-day period (the “Modified Terms”), QRC shall not be permitted to terminate this Agreement pursuant to Section 10.3(d) below, unless and until the Board of Directors of QRC (x) in good faith considers the Modified Terms and (y) the standard for effecting a QRC Change in Board Recommendation set forth in the second sentence of this Section 8.2(d) is still met.

(e) QRC promptly (and in any event within 24 hours) shall advise QELP and QMLP orally and in writing of the receipt of (i) any QRC Alternative Proposal or indication or inquiry with respect to or that would reasonably be expected result in any QRC Alternative Proposal, (ii) any request for non-public information relating to QRC and its Subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and not reasonably expected to be related to a QRC Alternative Proposal, and (iii) any inquiry or request for discussion or negotiation regarding a QRC Alternative Proposal, including in each case the identity of the person making any such QRC Alternative Proposal or indication or inquiry and the material terms and conditions of any such QRC Alternative Proposal or indication or inquiry (including copies of any document or correspondence evidencing such QRC Alternative Proposal or inquiry). QRC shall keep QELP and QMLP reasonably informed on a current basis of the status (including any material change to the terms thereof) of any such QRC Alternative Proposal or indication or inquiry.

(f) Nothing contained in this Agreement shall prohibit QRC or the Board of Directors of QRC from disclosing to QRC’s stockholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or making any disclosure to the holders of QRC Common Stock if, in the good faith judgment of QRC’s Board of Directors, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its duties under Applicable Laws; provided, however, that neither QRC nor the Board of Directors of QRC or any committee thereof shall in any event be entitled to disclose a position under Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act other than the QRC Recommendation, except in accordance with Section 8.2(d).

(g) Nothing in this Section 8.2 shall permit QRC to enter into any agreement with respect to a QRC Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, QRC shall not enter into any agreement with any person that provides for, or in any way facilitates, a QRC Acquisition Proposal, other than a confidentiality agreement permitted under Section 8.2(c).

(h) As used in this Agreement, “QRC Alternative Proposal” shall mean any inquiry, proposal or offer from any person or group of persons other than a QRC Entity, relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions, (i) a merger, tender or exchange offer, consolidation, reorganization, reclassification, recapitalization, liquidation or dissolution, or other business combination involving any of QRC or its Subsidiaries, (ii) the issuance by QELP or QMLP of any general partner interest, (iii) the issuance by QRC, QELP or QMLP of capital stock or partnership interests constituting more than 15% of such class of capital stock or partnership interests, or (iv) the acquisition in any manner, directly or indirectly, of (A) any general partner interest in QELP or QMLP, (B) capital stock of QRC or partnership interests of QELP or QMLP, in each case constituting more than 15% of such class of capital stock or partnership interests or (C) assets of QRC and its Subsidiaries, taken as a whole, that constitute more than 15% of the consolidated total assets or revenue of QRC and its Subsidiaries, in each case other than through the Mergers.

(i) As used in this Agreement, “QRC Superior Proposal” shall mean any written QRC Alternative Proposal which (A) if consummated would result in the purchase or acquisition of (x) more than 75% of the voting power of QRC’s capital stock or (y) more than 75% of the consolidated total assets of QRC and its Subsidiaries, taken as a whole, (B) reflects terms which the Board of Directors of QRC determines in good faith, after consultation with its outside legal counsel and financial advisors, to be, if consummated, more favorable to the holders of QRC Common Stock (excluding consideration of any interests that any holder may have other than as a QRC stockholder entitled to consideration in the QRC Merger) than the QRC Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any proposal or offer by QELP and/or QMLP to amend the terms of this Agreement and the Mergers among other factors the Board of Directors of QRC deems relevant) and (C) is reasonably capable of being completed, taking into account all financial, regulatory and legal aspects of such proposal.

Section 8.3  No Solicitation by QELP.

(a) Subject to Section 8.3(b)-(g), the QELP Parties shall not, and shall cause their Subsidiaries and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, or that could reasonably be expected to lead to, a QELP Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to, QELP and its Subsidiaries, in connection with, or have any discussions with any person relating to, or that could reasonably be expected to lead to, an actual or proposed QELP Alternative Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement a QELP Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any QELP Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any QELP Alternative Proposal, (v) amend, terminate, waive or fail to enforce, or grant any consent under, any (A) standstill or similar agreement or (B) confidentiality agreement entered into in connection with a person’s consideration of a transaction involving any QELP Entity that would constitute a QELP Alternative

Proposal, or (vi) resolve to propose or agree to do any of the foregoing. Without limiting the provisions hereof, QELP agrees and acknowledges that any violation of this Section 8.3 by any QELP Entity or by any of its respective Representatives shall be deemed to be a breach of this Section 8.3 by the QELP Parties.

(b) The QELP Parties shall, and shall cause each of their Subsidiaries and their respective Representatives to, immediately cease any existing solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make a QELP Alternative Proposal.

(c) Notwithstanding anything to the contrary in Section 8.3(a), prior to the receipt of QELP Unitholder Approval, the QELP Parties may, in response to an unsolicited bona fide written QELP Alternative Proposal which did not result from or arise in connection with a breach of this Section 8.3 and which the Board of Directors of QEGP determines, in good faith, after consultation with its outside counsel and financial advisors, constitutes or could reasonably be expected to result in a QELP Superior Proposal, (i) furnish information with respect to the QELP Entities to the person making such QELP Alternative Proposal and its Representatives pursuant to a customary confidentiality agreement (it being understood that such confidentiality agreement shall not be required to include a standstill or similar provision) and (ii) participate in discussions or negotiations with such person and its Representatives regarding such QELP Alternative Proposal, provided, that the Board of Directors of QEGP determines (after consultation with outside counsel) that such actions described in clauses (i) and (ii) could reasonably be expected to be necessary to comply with its fiduciary duties under Applicable Laws; provided, however, that (i) QRC and QMLP shall be entitled to receive an executed copy of such confidentiality agreement prior to the QELP Parties’ furnishing information to the person making such QELP Alternative Proposal or its Representatives and (ii) the QELP Parties shall simultaneously provide or make available to QRC and QMLP any non-public information concerning the QELP Entities that is provided to the person making such QELP Alternative Proposal or its Representatives which was not previously provided or made available to QRC and QMLP.

(d) Neither the Board of Directors of QEGP nor any committee thereof shall, directly or indirectly, withdraw, modify or qualify in a manner adverse to QRC or QMLP, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to QRC or QMLP, the QELP Recommendation (any of the foregoing actions, whether taken by the Board of Directors of QEGP or any committee thereof, a “QELP Change in Board Recommendation”). Notwithstanding the immediately preceding sentence, prior to receipt of the QELP Unitholder Approval, the Board of Directors of QEGP may, subject to the terms of this Section 8.3(d), make a QELP Change in Board Recommendation (i) in response to a QELP Superior Proposal or (ii) if the Board of Directors of QEGP determines in good faith, after consultation with its outside counsel and financial advisors, that a QELP Change in Board Recommendation is necessary in order to comply with its fiduciary duties under Applicable Laws. After the Board of Directors of QEGP has made a determination to make a QELP Change in Board Recommendation pursuant to the immediately preceding sentence, at least five (5) days prior to formally taking action with respect to such QELP Change in Board Recommendation, the Board of Directors of QEGP shall give each of QRC and QMLP written notice of QEGP’s intention to make such recommendation (including a reasonably detailed description of the circumstances related thereto) so as to allow QRC and QMLP (individually or jointly) to propose a modification to the terms of the Mergers or this Agreement that would eliminate the need to make such recommendation change. The QELP Parties may terminate this Agreement at any time after the expiration of the relevant five-day period but prior to obtaining the QELP Unitholder Approval pursuant to and in accordance with Section 10.4(d) below; provided, however, that in the event that either QRC, QMLP or both QRC and QMLP (the “QELP Proposing Party”) propose to the QELP Parties any Modified Terms, the QELP Parties shall not be permitted to terminate this Agreement pursuant to Section 10.4(d) below, unless and until the Board of Directors of QEGP (x) in good faith considers the Modified Terms and (y) the standard for effecting a QELP Change in Board Recommendation set forth in the second sentence of this Section 8.3(d) is still met.

(e) QELP promptly (and in any event within 24 hours) shall advise QRC and QMLP orally and in writing of the receipt of (i) any QELP Alternative Proposal or indication or inquiry with respect to or that would reasonably be expected result in any QELP Alternative Proposal, (ii) any request for non-public information relating to QELP and its Subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and not reasonably expected to be related to a QELP Alternative Proposal, and (iii) any inquiry or request for discussion or negotiation regarding a QELP Alternative Proposal, including in each case the identity of the person making any such QELP Alternative Proposal or indication or inquiry and the material terms and conditions of any such QELP Alternative Proposal or indication or inquiry (including copies of any document or correspondence evidencing such QELP Alternative Proposal or inquiry). QELP shall keep QRC and QMLP reasonably informed on a current basis of the status (including any material change to the terms thereof) of any such QELP Alternative Proposal or indication or inquiry.

(f) Nothing contained in this Agreement shall prohibit the QELP Parties or the Board of Directors of QEGP from disclosing to QELP’s unitholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or making any disclosure to the holders of QELP Common Units if, in the good faith judgment of QEGP’s Board of Directors, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its duties under Applicable Laws; provided, however, that none of the QELP Parties nor the Board of Directors of QEGP or any committee thereof shall in any event be entitled to disclose a position under Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act other than the QRC Recommendation, except in accordance with Section 8.3(d).

(g) Nothing in this Section 8.3 shall permit the QELP Parties to enter into any agreement with respect to a QELP Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, the QELP Parties shall not enter into any agreement with any person that provides for, or in any way facilitates, a QELP Acquisition Proposal, other than a confidentiality agreement permitted under Section 8.3(c).

(h) As used in this Agreement, “QELP Alternative Proposal” shall mean any inquiry, proposal or offer from any person or group of persons other than a QELP Entity, relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions, (i) a merger, tender or exchange offer, consolidation, reorganization, reclassification, recapitalization, liquidation or dissolution, or other business combination involving any QELP Entity, (ii) the issuance by QELP of any general partner units; (iii) the issuance by QELP of partnership interests constituting more than 15% of such class of partnership interests, or (iv) the acquisition in any manner, directly or indirectly, of (A) partnership interests in QELP constituting more than 15% of such class of partnership interests or (B) assets of the QELP Entities, taken as a whole, that constitute more than 15% of the consolidated total assets or revenue of the QELP Entities, in each case other than through the Mergers.

(i) As used in this Agreement, “QELP Superior Proposal” shall mean any written QELP Alternative Proposal which (A) if consummated would result in the purchase or acquisition of (x) more than 75% of the voting power of QELP’s partnership interests or (y) more than 75% of the consolidated total assets of the QELP Entities taken as a whole, (B) reflects terms which the Board of Directors of QEGP determines in good faith, after consultation with its outside legal counsel and financial advisors, to be, if consummated, more favorable to the holders of QELP Common Units (excluding consideration of any interests that any holder may have other than as a QELP unitholder entitled to consideration in the QELP Merger) than the QELP Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any proposal or offer by QRC and/or QMLP to amend the terms of this Agreement and the Mergers among other factors the Board of Directors of QEGP deems relevant) and (C) is reasonably capable of being completed, taking into account all financial, regulatory and legal aspects of such proposal.

Section 8.4  No Solicitation by QMLP.

(a) Subject to Section 8.4(b)-(g), the QMLP Parties shall not, and shall cause their Subsidiaries and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, or that could reasonably be expected to lead to, a QMLP Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to, QMLP and its Subsidiaries, in connection with, or have any discussions with any person relating to, or that could reasonably be expected to lead to, an actual or proposed QMLP Alternative Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement a QMLP Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any QMLP Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any QMLP Alternative Proposal, (v) amend, terminate, waive or fail to enforce, or grant any consent under, any (A) standstill or similar agreement or (B) confidentiality agreement entered into in connection with a person’s consideration of a transaction involving any QMLP Entity that would constitute a QMLP Alternative Proposal, or (vi) resolve to propose or agree to do any of the foregoing. Without limiting the provisions hereof, QMLP agrees and acknowledges that any violation of this Section 8.4 by any QMLP Entity or by any of its respective Representatives shall be deemed to be a breach of this Section 8.4 by the QMLP Parties.

(b) The QMLP Parties shall, and shall cause each of their Subsidiaries and their respective Representatives to, immediately cease any existing solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make a QMLP Alternative Proposal.

(c) Notwithstanding anything to the contrary in Section 8.4(a), prior to the receipt of QMLP Unitholder Approval, the QMLP Parties may, in response to an unsolicited bona fide written QMLP Alternative Proposal which did not result from or arise in connection with a breach of this Section 8.4 and which the Board of Directors of QMGP determines, in good faith, after consultation with its outside counsel and financial advisors, constitutes or could reasonably be expected to result in a QMLP Superior Proposal, (i) furnish information with respect to the QMLP Entities to the person making such QMLP Alternative Proposal and its Representatives pursuant to a customary confidentiality agreement (it being understood that such confidentiality agreement shall not be required to include a standstill or similar provision) and (ii) participate in discussions or negotiations with such person and its Representatives regarding such QMLP Alternative Proposal, provided, that the Board of Directors of QMGP determines (after consultation with outside counsel) that such actions described in clauses (i) and (ii) could reasonably be expected to be necessary to comply with its fiduciary duties under Applicable Laws; provided, however, that (i) QRC and QELP shall be entitled to receive an executed copy of such confidentiality agreement prior to the QMLP Parties’ furnishing information to the person making such QMLP Alternative Proposal or its Representatives and (ii) the QMLP Parties shall simultaneously provide or make available to QRC and QELP any non-public information concerning the QMLP Entities that is provided to the person making such QMLP Alternative Proposal or its Representatives which was not previously provided or made available to QRC and QELP.

(d) Neither the Board of Directors of QMGP nor any committee thereof shall, directly or indirectly, withdraw, modify or qualify in a manner adverse to QRC or QELP, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to QRC or QELP, the QMLP Recommendation (any of the foregoing actions, whether taken by the Board of Directors of QMGP or any committee thereof, a “QMLP Change in Board Recommendation”). Notwithstanding the immediately preceding sentence, prior to receipt of the QMLP Unitholder Approval, the Board of Directors of QMGP may, subject to the terms of this Section 8.4, make a QMLP Change in Board Recommendation (i) in response to a QMLP Superior Proposal or (ii) if the Board of Directors of QMGP determines in good faith, after consultation with its outside counsel and financial advisors, that a QMLP Change in Board Recommendation is necessary in order to comply with its fiduciary duties under Applicable Laws. After the Board of Directors of QMGP has made a determination to make a QMLP Change in Board Recommendation pursuant to the immediately preceding sentence, at least five (5) days prior to formally taking action with respect to such QMLP Change in Board Recommendation, the Board of Directors of QMGP shall give each of QRC and QELP written notice of QMGP’s intention to make such recommendation (including a reasonably detailed description of the circumstances related thereto) so as to allow QRC and QELP (individually or jointly) to propose a modification to the terms of the Mergers or this Agreement that would eliminate the need to make such recommendation change. The QMLP Parties may terminate this Agreement at any time after the expiration of the relevant five-day period but prior to obtaining the QMLP Unitholder Approval pursuant to and in accordance with Section 10.5(d) below; provided, however, that in the event that either QRC, QELP or both QRC and QELP (the “QMLP Proposing Party”) propose to the QMLP Parties any Modified Terms, the QMLP Parties shall not be permitted to terminate this Agreement pursuant to Section 10.5(d) below, unless and until the Board of Directors of QMGP (x) in good faith considers the Modified Terms and (y) the standard for effecting a QMLP Change in Board Recommendation set forth in the second sentence of this Section 8.4(d) is still met.

(e) QMLP promptly (and in any event within 24 hours) shall advise QRC and QELP orally and in writing of the receipt of (i) any QMLP Alternative Proposal or indication or inquiry with respect to or that would reasonably be expected result in any QMLP Alternative Proposal, (ii) any request for non-public information relating to QMLP and its Subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and not reasonably expected to be related to a QMLP Alternative Proposal, and (iii) any inquiry or request for discussion or negotiation regarding a QMLP Alternative Proposal, including in each case the identity of the person making any such QMLP Alternative Proposal or indication or inquiry and the material terms and conditions of any such QMLP Alternative Proposal or indication or inquiry (including copies of any document or correspondence evidencing such QMLP Alternative Proposal or inquiry). QMLP shall keep QRC and QELP reasonably informed on a current basis of the status (including any material change to the terms thereof) of any such QMLP Alternative Proposal or indication or inquiry.

(f) Nothing contained in this Agreement shall prohibit the QMLP Parties or the Board of Directors of QMGP from making any disclosure to the holders of QMLP Common Units if, in the good faith judgment of QMGP’s Board of Directors, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its duties under Applicable Laws.

(g) Nothing in this Section 8.4 shall permit the QMLP Parties to enter into any agreement with respect to a QMLP Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, the QMLP Parties shall not enter into any agreement with any person that provides for, or in any way facilitates, a QMLP Acquisition Proposal, other than a confidentiality agreement permitted under Section 8.4(c).

(h) As used in this Agreement, “QMLP Alternative Proposal” shall mean any inquiry, proposal or offer from any person or group of persons other than a QMLP Entity, relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions, (i) a merger, tender or exchange offer, consolidation, reorganization, reclassification, recapitalization, liquidation or dissolution, or other business combination involving any QMLP Entity, (ii) the issuance by QMLP of any general partner units; (iii) the issuance by QMLP of partnership interests constituting more than 15% of such class of partnership interests, or (iv) the acquisition in any manner, directly or indirectly, of (A) partnership interests in QMLP constituting more than 15% of such class of partnership interests or (B) assets of the QMLP Entities, taken as a whole, that constitute more than 15% of the consolidated total assets or revenue of the QMLP Entities, in each case other than through the Mergers.

(i) As used in this Agreement, “QMLP Superior Proposal” shall mean any written QMLP Alternative Proposal which (A) if consummated would result in the purchase or acquisition of (x) more than 75% of the voting power of QMLP’s partnership interests or (y) more than 75% of the consolidated total assets of the QMLP Entities taken as a whole, (B) reflects terms which the Board of Directors of QMGP determines in good faith, after consultation with its outside legal counsel and financial advisors, to be, if consummated, more favorable to the holders of QMLP Common Units (excluding consideration of any interests that any holder may have other than as a QMLP unitholder entitled to consideration in the QMLP Merger) than the QMLP Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any proposal or offer by QRC and/or QELP to amend the terms of this Agreement and the Mergers among other factors the Board of Directors of QMGP deems relevant) and (C) is reasonably capable of being completed, taking into account all financial, regulatory and legal aspects of such proposal.

Section 8.5  Meetings of Stockholders and Unitholders.

(a) Subject to any delay reasonably necessary to allow QRC, QELP or QMLP to consider and effect its rights pursuant to Section 8.2, Section 8.3 or Section 8.4 (as applicable) or to avoid violation of Applicable Laws, each of QRC, QELP and QMLP shall take all action necessary, subject to and in accordance with Applicable Laws and its articles of incorporation and bylaws or its certificate of limited partnership and limited partnership agreement, as applicable, to duly call, give notice of, convene and hold a meeting of its stockholders or unitholders as promptly as practicable after the Form S-4 has been declared effective to consider and vote upon the approval of this Agreement and the Mergers. QRC, QELP and QMLP shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day.

(b) Subject to Section 8.2, Section 8.3, and Section 8.4, respectively, each of QRC, QELP and QMLP, through the Board of Directors of QRC, QEGP and QMGP, as applicable, shall recommend approval of such matters and use its reasonable best efforts to take all lawful action to solicit approval by its stockholders or unitholders in favor of such matters.

(c) Prior to the Closing, (i) QRC, in its capacity as sole stockholder of Holdco, and Holdco shall take all action necessary to approve the Holdco Charter, in the form attached hereto as Exhibit 2.2.1, and (ii) the Board of Directors of Holdco shall take all action necessary to approve the Holdco Bylaws, in the form attached hereto as Exhibit 2.2.2.

Section 8.6  Filings; Reasonable Best Efforts, Etc.

(a) Subject to the terms and conditions herein provided, QRC, QELP and QMLP shall:

(i) use their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and other jurisdictions in connection with the execution and delivery of this Agreement, and the consummation of the Mergers and the other transactions contemplated by this Agreement; and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

(ii) to the extent permitted by Applicable Laws, promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that Party from any governmental or regulatory authority and permit the other Parties to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any governmental or regulatory authority;

(iii) not participate or agree to participate in any meeting or discussion with any governmental or regulatory authority in respect of any filing, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such governmental or regulatory authority, gives the other Parties the opportunity to attend and participate in such meeting or discussion;

(iv) to the extent permitted by Applicable Laws, furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and Representatives on the one hand, and any government or regulatory authority or members of any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby;

(v) furnish the other Parties with such necessary information and reasonable assistance as the other Parties and their affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities; and

(vi) upon the terms and subject to the conditions herein provided, use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective, in an expeditious manner, the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, to effect all necessary registrations and filings, to obtain the consents contemplated by Section 9.1(e) and to obtain the credit facilities contemplated by Section 9.1(g).

(b) Without limiting Section 8.6(a), but subject to Section 8.6(c), QRC, QELP and QMLP shall each use reasonable best efforts:

(i) to cause the expiration or termination of any applicable waiting period under any antitrust, competition, premerger notification or trade-regulation law, regulation or order (“Antitrust Laws”);

(ii) to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

(iii) to take any and all steps necessary to obtain any consents or eliminate any impediments to the Mergers.

(c) Nothing in this Agreement shall require QRC, QELP or QMLP to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Mergers relating to the Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Antitrust Laws, other than such dispositions, limitations or consents, commitments or agreements that in each such case may be conditioned upon the consummation of the Mergers and the transactions contemplated hereby and that in each such case, individually or in the aggregate, do not have and are not reasonably likely to have a material adverse effect on Holdco after the Mergers; provided, however, that neither QRC, QELP nor QMLP shall take or agree to any action required or permitted by this Section 8.6(c) without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed).

(d) Each of QRC, Holdco and QRC Merger Sub shall use its reasonable best efforts to cause the QRC Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Section 9.2(c). Each of QRC, Holdco and QRC Merger Sub agrees to file all Returns consistent with the treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code and in particular as a transaction described in Section 368(a)(1)(A) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

Section 8.7  Inspection.  From the date of this Agreement to the Effective Time, each of QRC, QELP and QMLP shall allow all designated officers, attorneys, accountants and other Representatives of QRC, QELP or QMLP, as the case may be, reasonable access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of QRC, QELP and QMLP and their respective Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 8.7 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no Party shall be required to provide any information which it reasonably believes it may not provide to any other Party by reason of Applicable Laws, rules or regulations, which that Party reasonably believes constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The Parties will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of QRC, QELP and QMLP agrees that it shall not, and shall cause its respective Representatives not to (a) publicly disclose any non-confidential information obtained pursuant to this Section 8.7 or (b) use any information obtained pursuant to this Section 8.7 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

Section 8.8  Publicity.  Each of QRC, QELP and QMLP will consult with each other before issuing any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other Parties, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other Parties before issuing any such press releases or making any such public announcements.

Section 8.9  Registration Statement on Form S-4.

(a) Subject to any delay reasonably necessary to allow QRC, QELP or QMLP to consider and effect its rights pursuant to Section 8.2, Section 8.3 or Section 8.4 (as applicable) or to avoid violation of Applicable Laws, each of QRC, QELP, QMLP and Holdco shall cooperate and promptly prepare, and QRC, QELP and Holdco shall file with the SEC, as soon as reasonably practicable, the Form S-4 with the SEC with respect to the shares of Holdco Common Stock issuable in connection with the Mergers, a portion of which Form S-4 shall also serve as the joint proxy statement with respect to the meetings of the stockholders of QRC and the unitholders of QELP in connection with the transactions contemplated by this Agreement. The Form S-4 and the Proxy Statement/Prospectus may include items of business for action by the stockholders of QRC or the unitholders of QELP other than related to stockholder or unitholder approval of the Mergers and the other transactions contemplated hereby only if consented to by each of the Parties, which consent shall not be unreasonably withheld. The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Holdco, QRC,

QELP and QMLP shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby. Each of Holdco, QRC, QELP and QMLP shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement. Each Party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Holdco Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the Parties shall also promptly provide each other Party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the Parties shall promptly provide each other Party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such Party the opportunity to comment thereon prior to delivery to the SEC.

(b) Subject to any delay reasonably necessary to allow QRC or QELP to consider and effect its rights pursuant to Section 8.2, Section 8.3 or Section 8.4 (as applicable) or to avoid violation of Applicable Laws, QRC, QELP and QMLP shall each use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed or otherwise delivered to its stockholders or unitholders, respectively, as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(c) Each of Holdco, QRC, QELP and QMLP shall furnish all information about itself and its business and operations and all necessary financial information to the others as the others may reasonably request in connection with the preparation of the Proxy Statement/Prospectus and Form S-4. Each of Holdco, QRC, QELP and QMLP shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of QRC and the meeting of unitholders of QELP, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time the Form S-4 becomes effective, (i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein (in the case of the Proxy Statement/Prospectus, in the light of the circumstances under which they are made) not misleading and (ii) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Holdco, QRC, QELP and QMLP agrees to promptly correct any information provided by it for use in the Proxy Statement/Prospectus and Form S-4 if and to the extent that such information shall have become false or misleading in any material respect, and each further agrees to take all steps necessary to amend or supplement the Proxy Statement/Prospectus and Form S-4 and to cause the Proxy Statement/Prospectus and the Form S-4 as amended or supplemented to be filed with the SEC and the Proxy Statement/Prospectus to be disseminated to the QRC stockholders, QELP unitholders and QMLP unitholders, in each case as and to the extent required by applicable federal and state securities laws.

Section 8.10  Listing Application.  QRC shall use reasonable best efforts to cause Holdco to, and Holdco shall, promptly prepare and submit to NASDAQ a listing application covering the shares of Holdco Common Stock issuable in connection with the Mergers and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Holdco Common Stock on the NASDAQ Global Market.

Section 8.11  Letters of Accountants.

(a) QRC shall use reasonable best efforts to cause to be delivered to QELP and QMLP “comfort” letter(s) of UHY, LLP, QRC’s independent public accountants, dated as of effective date of the Form S-4 and as of the date of the meeting of stockholders of QRC contemplated by Section 8.5, respectively, and addressed to QELP and QMLP with regard to the financial statements and financial information of QRC included in the Form S-4, in form and substance reasonably satisfactory to QELP and QMLP and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) QELP shall use reasonable best efforts to cause to be delivered to QRC and QMLP “comfort” letter(s) of UHY, LLP, QELP’s independent public accountants, dated as of the effective date of the Form S-4 and as of the date of the meeting of unitholders of QELP contemplated by Section 8.5, respectively, and addressed to QRC and QMLP, with regard to the financial statements and financial information of QELP included in the Form S-4, in form and substance reasonably satisfactory to QRC and QMLP and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(c) QMLP shall use reasonable best efforts to cause to be delivered to QRC and QELP “comfort” letter(s) of UHY LLP, QMLP’s independent public accountants, dated as of the effective date of the Form S-4 and as of the date of the meeting of unitholders of QMLP contemplated by Section 8.5, respectively, and addressed to QRC and QELP, with regard to the financial statements and financial information of QMLP included in the Form S-4, in form and substance reasonably satisfactory to QRC and QELP and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 8.12  Expenses.  Subject to Section 10.6, whether or not the Mergers are consummated, all costs and expenses incurred by the parties to this Agreement in connection with this Agreement and the transactions contemplated hereby shall be paid on the basis of 10% by QRC, 45% by QELP and 45% by QMLP, except as otherwise agreed in writing by the Parties; provided, however, that (i) all costs and expenses of mailing the Proxy Statement/Prospectus to, and soliciting proxies from, QRC stockholders and QELP unitholders shall be paid one-half by QRC and one-half by QELP, and (ii) all costs and expenses of mailing the Proxy Statement/Prospectus to, and soliciting proxies from, QMLP unitholders shall be paid by QMLP.

Section 8.13  Indemnification and Insurance.  Except as provided in Section 8.13 of the QRC Disclosure Letter, the QELP Disclosure Letter or the QMLP Disclosure Letter:

(a) For six years after the Effective Time, Holdco shall indemnify and hold harmless and advance expenses to, to the greatest extent permitted by Applicable Laws, the individuals who at or prior to the Effective Time were officers and directors of QRC, QELP and QMLP and their Subsidiaries and each person who at or prior to the Effective Time is serving or has served at the request of such Party as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to all acts or omissions (or alleged acts or omissions) by them in their capacities as such or taken at the request of QRC, QELP and QMLP at any time prior to the Effective Time (whether commenced, claimed or asserted before or after the Effective Time). Holdco will honor all indemnification agreements, expense advancement and exculpation provisions with the individuals who at or prior to the Effective Time were Indemnified Parties (including under their organizational documents) in effect as of the date hereof in accordance with the terms thereof. Each of QRC, QELP and QMLP has disclosed to the other two parties all such indemnification agreements prior to the date hereof. In the event of any such claim, action, suit, proceeding or investigation (an “Action”), (i) Holdco shall cause its Subsidiaries to pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Holdco, in advance of the final disposition of any such Action to the fullest extent permitted by Applicable Laws, and, if required, upon receipt of any undertaking required by Applicable Laws, and (ii) Holdco will, and will cause its Subsidiaries to, cooperate in the defense of any such matter; provided, however, neither Holdco nor its Subsidiaries shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), and provided further that neither Holdco nor its Subsidiaries shall be obligated pursuant to this Section 8.13(a) to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.

(b) For a period of six years after the Effective Time, Holdco shall cause to be maintained officers’ and directors’ liability insurance covering all officers and directors of QRC, QELP and QMLP who are, or at any time prior to the Effective Time were, covered by the existing officers’ and directors’ liability insurance policies of QRC, QELP or QMLP (“Existing D&O Insurance”) on terms substantially no less advantageous to such persons than such existing insurance, provided that Holdco shall not be required to pay annual premiums in an aggregate amount in excess of 300% of the aggregate amount of the last annual premiums paid by QRC, QELP and QMLP prior to the date hereof with respect to the Existing D&O Insurance (the amount of which premiums is set forth in Section 8.13 of the applicable Disclosure Letter) in connection with procuring such insurance (it being understood and agreed that if such 300% cap is met, Holdco shall purchase as much coverage for the officers and directors who were the beneficiaries of the Existing D&O Insurance as is reasonably practicable for such amount). Holdco shall have the right to cause coverage to be extended under the Existing D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the Existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 8.13(b).

(c) The rights of each person identified in Section 8.13(a) shall be in addition to any other rights such person may have under the organizational documents of QRC, QELP or QMLP or any of their Subsidiaries, under Applicable Laws or otherwise. The provisions of this Section 8.13 shall survive the consummation of the Mergers and expressly are intended to benefit each such person.

(d) In the event Holdco or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that the successors and assigns of Holdco shall assume the obligations set forth in this Section 8.13.

(e) The parties agree that the rights to indemnification hereunder, including provisions relating to advances of expenses incurred in defense of any action or suit, in the articles or certificate of incorporation and bylaws (or similar governing documents, including partnership agreements and limited liability company agreements) and any indemnification agreement of QRC, QMLP, QELP and their Subsidiaries with respect to matters occurring through the Effective Time, shall survive the Mergers and shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification and advancement of expenses in respect of any Action pending or asserted or claim made within such period shall continue until the disposition of such Action or resolution of such claim.

Section 8.14  Antitakeover Statutes.  If any Takeover Statute is or may become applicable to the transactions contemplated hereby, each of the parties hereto and the members of its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 8.15  Notification.  Each Party shall give to the others prompt notice of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 8.16  QRC Rights Agreement.

(a) Prior to the Effective Time, the Board of Directors of QRC shall take any action (including, as necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Effective Time) the QRC Rights Agreement) necessary so that (a) none of the execution and delivery of Transaction Documents and the consummation of the Mergers and the other transactions contemplated hereby and thereby will cause (i) the QRC Rights to separate from the shares of QRC Common Stock to which they are attached or to be triggered, exercisable or unredeemable under the QRC Rights Agreement, (ii) Holdco, QMLP, QELP, QMGP, QEGP or any Merger Sub or any of their respective Subsidiaries, affiliates, associates, unitholders or stockholders to be deemed an “Acquiring Person” (as defined in the QRC Rights Agreement), (iii) the provisions of Section 11 or Section 13 of the QRC Rights Agreement to become applicable to any such event or (iv) the “Distribution Date” or the “Stock Acquisition Date” (each as defined in the QRC Rights Agreement) to occur upon any such event and (b) the “Final Expiration Date” (as defined in the QRC Rights Agreement) of the QRC Rights will occur immediately prior to the Effective Time so that the QRC Rights will expire immediately prior to the Effective Time. Except as expressly provided in

Section 8.16(b), without the prior written consent of QELP and QMLP, neither the Board of Directors of QRC nor QRC shall take any other action to terminate the QRC Rights Agreement, redeem the QRC Rights, cause any person not to be or become an “Acquiring Person” or otherwise amend the QRC Rights Agreement in a manner, or take any other action under the QRC Rights Agreement, adverse to QELP, QMLP or their respective Subsidiaries.

(b) If any Distribution Date or Triggering Event occurs under the QRC Rights Agreement at any time during the period from the date of this Agreement to the Effective Time, the Board of Directors of QRC shall take such actions as are necessary and permitted under the QRC Rights Agreement to provide that Rights Certificates representing an appropriate number of rights issued pursuant to the QRC Rights Agreement are issued to QELP unitholders and QMLP unitholders who will receive Holdco Common Stock pursuant to the Mergers. If QRC is not permitted under the QRC Rights Agreement to provide Rights Certificates to such unitholders, QRC, QELP and QMLP shall make such adjustment to the QRC Exchange Ratio, the QELP Exchange Ratio and the QMLP Ratios as they shall mutually agree so as to preserve the economic benefits that QRC, QELP and QMLP each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Mergers and the other transactions contemplated by this Agreement.

Section 8.17  Registration Rights.  Holdco shall enter into a Registration Rights Agreement, in substantially the form set forth on Exhibit 8.17 (the “Registration Rights Agreement”), with the persons listed on Section 8.17 of the QMLP Disclosure Letter.

Section 8.18  QRC Guarantee.  QRC agrees to take all action necessary to cause each of Holdco and the Merger Subs to perform all of their respective agreements, covenants and obligations under this Agreement and to consummate the Mergers on the terms and subject to the conditions set forth in this Agreement. Notwithstanding anything to the contrary in this Agreement, QRC hereby agrees and acknowledges that any breach of any representation or warranty or covenant hereunder by any QRC Party prior to the Effective Time shall be deemed a breach by QRC of such representation, warranty or covenant. To the extent QRC is required to cause or to not permit any of its Subsidiaries, including any QELP Entity and any QMLP Entity, to take any action hereunder, QRC’s obligations shall not extend to matters with respect to the QELP Entities and the QMLP Entities to the extent approved, authorized or taken by the Board of Directors of QEGP or a committee thereof or by the Board of Directors of QMGP or a committee thereof, respectively.

Section 8.19  Agreement to Defend Litigation.  QRC shall give QELP and QMLP the opportunity to participate in the defense or settlement of any shareholder litigation against any of QRC and its directors relating to the Mergers or any other transactions contemplated hereby and no such settlement shall in any event be agreed to without QELP’s and QMLP’s advance written consent. QELP shall give QRC and QMLP the opportunity to participate in the defense or settlement of any unitholder litigation against QELP and its directors relating to the Mergers or any other transactions contemplated hereby and no such settlement shall in any event be agreed to without QRC’s and QMLP’s advance written consent. QMLP shall give QRC and QELP the opportunity to participate in the defense or settlement of any unitholder litigation against QMLP and its directors relating to the Mergers or any other transactions contemplated hereby and no such settlement shall in any event be agreed to without QRC’s and QELP’s advance written consent.

Section 8.20  Intercompany Agreements.  Each of QRC, QELP and QMLP shall, and shall cause their respective Subsidiaries to, terminate the agreements listed on Section 8.20 of the QRC Disclosure Letter (if a party thereto) effective upon the Effective Time.

Section 8.21  Acknowledgement by QRC.  QRC hereby acknowledges and agrees that, in analyzing, considering and making decisions and recommendations with respect to the Mergers and the other transactions contemplated hereby, none of (a) the Conflicts Committee of the Board of Directors of QEGP, (b) the Board of Directors of QEGP, (c) the Conflicts Committee of the Board of Directors of QMGP or (d) the Board of Directors of QMGP had any duty (including any fiduciary duty) to consider the interests of QRC, whether as an equityholder of QELP or QMLP (as applicable), as a member of QEGP or QMGP (as applicable), or otherwise.

ARTICLE 9

CONDITIONS

Section 9.1  Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligation of each party to effect the Mergers shall be subject to the fulfillment or waiver by each of the parties (subject to Applicable Laws) at or prior to the Closing Date of the following conditions:

(a) QRC Stockholder Approval, QELP Unitholder Approval and QMLP Unitholder Approval shall have been obtained.

(b) No restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition enacted or promulgated by any governmental entity restraining, enjoining or otherwise prohibiting the consummation of any of the Mergers shall be in effect.

(c) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect and no proceeding for that purpose shall have been initiated or threatened.

(d) The shares of Holdco Common Stock to be issued pursuant to the Mergers shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(e) Each of QRC, QELP and QMLP shall have obtained all of the consents listed under its name on Exhibit 9.1(e).

(f) The Holdco Charter shall have been filed with the Secretary of State of the State of Delaware and shall be effective in accordance with the DGCL.

(g) Holdco and its Subsidiaries party thereto shall have entered into one or more credit facilities, with Holdco and/or any such Subsidiary as the borrower or borrowers thereunder, in each case in the form, and with such terms, as shall be reasonably acceptable to the Board of Directors of each of QRC, QELP and QMLP, to become effective at the Effective Time.

Section 9.2  Conditions to Obligation of QRC, Holdco and the Merger Subs to Effect the Mergers.  The obligations of QRC, Holdco and the Merger Subs to effect the Mergers shall be subject to the fulfillment or waiver by QRC at or prior to the Closing Date of the following conditions:

(a) (i) each of the QELP Parties shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the QELP Specified Warranties shall be true and correct in all material respects (except to the extent qualified by materiality or QELP Material Adverse Effect, in which case such QELP Specified Warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the QELP Parties set forth in this Agreement (other than those referenced in clause (ii) of this paragraph) shall be true and correct (without regard to qualifications as to materiality or QELP Material Adverse Effect contained therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties referred to in this clause (iii) to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect; and QRC shall have received a certificate of QEGP, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect. For purposes of this Agreement, “QELP Specified Warranties” shall mean the representations and warranties of the QELP Parties set forth in the last sentence of Section 6.1(a), Section 6.1(c), Section 6.2, Section 6.3, the last two sentences of Section 6.4(a), Section 6.4(b), clause (i) of Section 6.6(a), Section 6.10, Section 6.19, Section 6.23, Section 6.24 and Section 6.29.

(b) (i) each of the QMLP Parties shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the QMLP Specified Warranties shall be true and correct in all material respects (except to the extent qualified by materiality or QMLP Material Adverse Effect, in which case such QMLP Specified Warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the QMLP Parties set forth in this Agreement (other than those referenced in clause (ii) of this paragraph) shall be true and correct (without regard to qualifications as to materiality or QMLP Material Adverse Effect contained therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties referred to in this clause (iii) to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect; and QRC shall have received a certificate of QMGP, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect. For purposes of this Agreement, “QMLP Specified Warranties” shall mean the representations and warranties of the QMLP Parties set forth in the last sentence of Section 7.1(a), Section 7.1(c), Section 7.2, Section 7.3, the last two sentences of Section 7.4(a), Section 7.4(b), clause (i) of Section 7.6(a), Section 7.10, Section 7.19, Section 7.21(c), Section 7.23, Section 7.24 and Section 7.29.

(c) QRC and Holdco shall have received the opinion of Stinson Morrison Hecker LLP, counsel to QRC, in form and substance reasonably satisfactory to QRC and Holdco, dated as of the Closing Date and, a copy of which shall have been furnished to QELP and QMLP, to the effect that for U.S. federal income tax purposes (i) the QRC Merger constitutes a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and (ii) no gain or loss shall be recognized by a holder of QRC Common Stock upon the transfer of QRC Common Stock to Holdco solely in exchange for Holdco Common Stock pursuant to the QRC Merger. In rendering such opinions, such counsel shall be entitled to receive and rely upon representations of QRC and Holdco which are customarily given in connection with the rendering of opinions under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

(d) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a QELP Material Adverse Effect or a QMLP Material Adverse Effect.

Section 9.3  Conditions to Obligation of QELP to Effect the Mergers.  The obligation of QELP to effect the Mergers shall be subject to the fulfillment or waiver by QELP at or prior to the Closing Date of the following conditions:

(a) (i) each of QRC, Holdco and the Merger Subs shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the QRC Specified Warranties shall be true and correct in all material respects (except to the extent qualified by materiality or QRC Material Adverse Effect, in which case such QRC Specified Warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the QRC, Holdco and the Merger Subs set forth in this Agreement (other than those referenced in clause (ii) of this paragraph) shall be true and correct (without regard to qualifications as to materiality or QRC Material Adverse Effect contained therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties referred to in this clause (iii) to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect; and QELP shall have received a certificate of QRC, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect. For purposes of this Agreement, “QRC Specified Warranties” shall mean the representations and warranties of QRC, Holdco and the Merger Subs set forth in the last two sentences of Section 5.1(a). Section 5.1(c), Section 5.2, Section 5.3, the last three sentences of Section 5.4(a), Section 5.4(b), clause (i) of Section 5.6(a), Section 5.10, Section 5.19, Section 5.23, Section 5.24 and Section 5.29.

(b) (i) each of the QMLP Parties shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the QMLP Specified Warranties shall be true and correct in all material respects (except to the extent qualified by materiality or QMLP Material Adverse Effect, in which case such QMLP Specified Warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the QMLP Parties set forth in this Agreement (other than those referenced in clause (ii) of this paragraph) shall be true and correct (without regard to qualifications as to materiality or QMLP Material Adverse Effect contained therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties referred to in this clause (iii) to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a QMLP Material Adverse Effect; and QELP shall have received a certificate of QMGP, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a QRC Material Adverse Effect or a QMLP Material Adverse Effect.

(d) The agreements set forth on Section 9.3(d) of the QMLP Disclosure Letter shall have terminated and be of no further force or effect.

Section 9.4  Conditions to Obligation of QMLP to Effect the Mergers.  The obligation of QMLP to effect the Mergers shall be subject to the fulfillment or waiver by QMLP at or prior to the Closing Date of the following conditions:

(a) (i) each of QRC, Holdco and the Merger Subs shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the QRC Specified Warranties shall be true and correct in all material respects (except to the extent qualified by materiality or QRC Material Adverse Effect, in which case such QRC Specified Warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the QRC, Holdco and the Merger Subs set forth in this Agreement (other than those referenced in clause (ii) of this paragraph) shall be true and correct (without regard to qualifications as to materiality or QRC Material Adverse Effect contained therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties referred to in this clause (iii) to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a QRC Material Adverse Effect; and QMLP shall have received a certificate of QRC, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(b) (i) each of the QELP Parties shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the QELP Specified Warranties shall be true and correct in all material respects (except to the extent qualified by materiality or QELP Material Adverse Effect, in which case such QELP Specified Warranties shall be true and correct in all respects) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the QELP Parties set forth in this Agreement (other than those referenced in clause (ii) of this paragraph) shall be true and correct (without regard to qualifications as to materiality or QELP Material Adverse Effect contained therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties referred to in this clause (iii) to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a QELP Material Adverse Effect; and QMLP shall have received a certificate of QEGP, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a QRC Material Adverse Effect or a QELP Material Adverse Effect.

ARTICLE 10

TERMINATION

Section 10.1  Termination by Mutual Consent.  This Agreement may be terminated, and the Mergers may be abandoned, at any time prior to the Effective Time, whether before or after QRC Stockholder Approval, QELP Unitholder Approval or QMLP Unitholder Approval has been obtained, by the mutual written consent of QRC, QELP and QMLP, through action of their respective Boards of Directors.

Section 10.2  Termination by QRC, QELP or QMLP.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after QRC Stockholder Approval, QELP Unitholder Approval or QMLP Unitholder Approval has been obtained, by any of QRC, QELP or QMLP if:

(a) any of the Mergers shall not have been consummated by March 31, 2010 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any Party whose failure (or whose affiliates’ failure, which in the case of QRC shall not include failure by any QELP Entity or QMLP Entity except to the extent such failure would also constitute a failure by QRC as provided in Section 8.18) to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of such Merger to occur on or before such date;

(b) a meeting (including adjournments and postponements) of QRC’s stockholders for the purpose of obtaining QRC Stockholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon;

(c) a meeting (including adjournments and postponements) of QELP’s unitholders for the purpose of obtaining QELP Unitholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon;

(d) a meeting (including adjournments and postponements) of QMLP’s unitholders for the purpose of obtaining QMLP Unitholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon;

(e) a court of competent jurisdiction or federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this clause (e) shall have complied with Section 8.6(a) and, with respect to other matters not covered by Section 8.6(a), shall have used its reasonable best efforts to remove such injunction, order or decree; or

(f) the condition to Closing set forth in Section 9.1(g) shall have become incapable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this clause (f) shall not be available to any Party whose failure (or whose affiliates’ failure, which in the case of QRC shall not include failure by any QELP Entity or QMLP Entity except to the extent such failure would also constitute a failure by QRC as provided in Section 8.18) to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, such condition becoming incapable of being satisfied.

Section 10.3  Termination by QRC.  This Agreement may be terminated at any time prior to the Effective Time by QRC if:

(a) QELP or QMLP shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of such Party or Parties shall have become untrue, in any case such that the conditions set forth in Section 9.2(a) or (b) would not be satisfied (assuming for purposes of this Section 10.3(a) that the references in Section 9.2(a) and (b) to “Closing Date” mean the date of termination pursuant to this Section 10.3(a)), and such breach, failure or untruth shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach, failure or untruth is given to QELP or QMLP, as applicable, by QRC; provided, however, that QRC may not terminate this Agreement under this Section 10.3(a) if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement (other than any breach of any representation or warranty regarding QRC and its Subsidiaries to the extent such breach is a result of a breach by QELP or QMLP of their corresponding representation and warranty) such that the conditions set forth in Section 9.3(a) or Section 9.4(a), respectively, would not be satisfied;

(b) a QELP Change in Board Recommendation shall have occurred;

(c) a QMLP Change in Board Recommendation shall have occurred; or

(d) a QRC Change in Board Recommendation shall have occurred; provided that the right to terminate this Agreement pursuant to this clause (d) shall not be effective until QRC has paid to QELP and QMLP the termination fee required by Section 10.6(a); provided further that QRC may not exercise this right of termination if the circumstances giving rise to the right to terminate under this Section 10.3(d) are no longer in effect because QRC and a Proposing Party are proceeding on Modified Terms.

Section 10.4  Termination by QELP.  This Agreement may be terminated at any time prior to the Effective Time by QELP if:

(a) QRC or QMLP shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of such Party or Parties shall have become untrue, in any case such that the conditions set forth in Section 9.3(a) or (b) would not be satisfied (assuming for purposes of this Section 10.4(a) that the references in Section 9.3(a) and (b) to “Closing Date” mean the date of termination pursuant to this Section 10.4(a)), and such breach, failure or untruth shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach, failure or untruth is given to QRC or QMLP, as applicable, by QELP; provided, however, that QELP may not terminate this Agreement under this Section 10.4(a) if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 9.2(a) or Section 9.4(a), respectively, would not be satisfied;

(b) a QRC Change in Board Recommendation shall have occurred;

(c) a QMLP Change in Board Recommendation shall have occurred; or

(d) a QELP Change in Board Recommendation shall have occurred; provided that the right to terminate this Agreement pursuant to this clause (d) shall not be effective until QELP has paid to QRC and QMLP the termination fee required by Section 10.6(b); provided further that QELP may not exercise this right of termination if the circumstances giving rise to the right to terminate under this Section 10.4(d) are no longer in effect because QELP and a Proposing Party are proceeding on Modified Terms.

Section 10.5  Termination by QMLP.  This Agreement may be terminated at any time prior to the Effective Time by QMLP if:

(a) QRC or QELP shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of such Party or Parties shall have become untrue, in any case such that the conditions set forth in Section 9.4(a) or (b) would not be satisfied (assuming for purposes of this Section 10.5(a) that the references in Section 9.4(a) and (b) to “Closing Date” mean the date of termination pursuant to this Section 10.5(a)), and such breach, failure or untruth shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach, failure or untruth is given to QRC or QELP, as applicable, by QMLP; provided, however, that QMLP may not terminate this Agreement under this Section 10.5(a) if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 9.2(a) or Section 9.3(a), respectively, would not be satisfied;

(b) a QRC Change in Board Recommendation shall have occurred;

(c) a QELP Change in Board Recommendation shall have occurred; or

(d) a QMLP Change in Board Recommendation shall have occurred; provided that the right to terminate this Agreement pursuant to this clause (d) shall not be effective until QMLP has paid to QRC and QELP the termination fee required by Section 10.6(c); provided further that QMLP may not exercise this right of termination if the circumstances giving rise to the right to terminate under this Section 10.5(d) are no longer in effect because QMLP and a Proposing Party are proceeding on Modified Terms.

Section 10.6  Effect of Termination.

(a) In the event that:

(i) this Agreement is terminated by QRC pursuant to Section 10.3(d), by QELP pursuant to Section 10.4(b) or by QMLP pursuant to Section 10.5(b), then QRC shall, prior to or upon the termination of this Agreement, pay $250,000 to each of QELP and QMLP (collectively, the “QRC Termination Amount”), in each case in cash by wire transfer to the accounts designated by QELP and QMLP (as applicable); or

(ii) (A) after the date of this Agreement and prior to the termination of this Agreement, a QRC Alternative Proposal is made to QRC or is made directly to the stockholders of QRC generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a QRC Alternative Proposal and (B) this Agreement is terminated pursuant to Section 10.2(a) or Section 10.2(b), and within 365 days after such termination QRC or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any QRC Alternative Proposal, then, unless such QRC Termination Amount has previously been paid pursuant to this Section 10.6(a), QRC shall pay the QRC Termination Amount to QELP and QMLP (in each case in cash by wire transfer to the accounts designated by QELP and QMLP (as applicable)) on the earlier of (x) the date QRC or its Subsidiary enters into such agreement with respect to such QRC Alternative Proposal and (y) the date such QRC Alternative Proposal is consummated.

(b) In the event that:

(i) this Agreement is terminated by QRC pursuant to Section 10.3(b), by QELP pursuant to Section 10.4(d) or by QMLP pursuant to Section 10.5(c), then QELP shall, prior to or upon the termination of this Agreement, pay $250,000 to each of QRC and QMLP (collectively, the “QELP Termination Amount”), in each case in cash by wire transfer to the accounts designated by QRC and QMLP (as applicable); or

(ii) (A) after the date of this Agreement and prior to the termination of this Agreement, a QELP Alternative Proposal is made to QELP or is made directly to the unitholders of QELP generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a QELP Alternative Proposal and (B) this Agreement is terminated pursuant to Section 10.2(a) or Section 10.2(c), and within 365 days after such termination QEGP or QELP or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any QELP Alternative Proposal, then, unless such QELP Termination Amount has previously been paid pursuant to this Section 10.6(b), QELP shall pay the QELP Termination Amount to QRC and QMLP (in each case in cash by wire transfer to the accounts designated by QRC and QMLP (as applicable)) on the earlier of (x) the date QEGP or QELP or its Subsidiary enters into such agreement with respect to such QELP Alternative Proposal and (y) the date such QELP Alternative Proposal is consummated.

(c) In the event that:

(i) this Agreement is terminated by QRC pursuant to Section 10.3(c), by QELP pursuant to Section 10.4(c) or by QMLP pursuant to Section 10.5(d), then QMLP shall, prior to or upon the termination of this Agreement, pay $250,000 to each of QRC and QELP (collectively, the “QMLP Termination Amount”), in each case in cash by wire transfer to the accounts designated by QRC and QELP (as applicable); or

(ii) (A) after the date of this Agreement and prior to the termination of this Agreement, a QMLP Alternative Proposal is made to QMLP or is made directly to the unitholders of QMLP generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a QMLP Alternative Proposal and (B) this Agreement is terminated pursuant to Section 10.2(a) or Section 10.2(d), and within 365 days after such termination QMGP or QMLP or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any QMLP Alternative Proposal, then, unless such QMLP Termination Amount has previously been paid pursuant to this Section 10.6(c), QMLP shall pay the QMLP Termination Amount to QRC and QELP (in each case in cash by wire transfer to the accounts designated by QRC and QELP (as applicable)) on the earlier of (x) the date QMGP or QMLP or its Subsidiary enters into such agreement with respect to such QMLP Alternative Proposal and (y) the date such QMLP Alternative Proposal is consummated.

(d) Notwithstanding Section 8.12, in the event of a termination of this Agreement pursuant to Section 10.3(a), 10.4(a) or 10.5(a) based on a Party’s or Parties’ breach of, or failure to perform, any covenant or agreement set forth in this Agreement (for the avoidance of doubt, other than a representation or warranty set forth in this Agreement), the breaching Party or Parties shall reimburse the other Party or Parties for such nonbreaching Party’s or Parties’ Expenses in cash by wire transfer of immediately available funds not later than two Business Days after delivery to such breaching Party or Parties of an itemization prepared in good faith setting forth in reasonable detail all Expenses, which itemization must be delivered within 10 Business Days following termination (and may be supplemented and updated from time to time until the 60th day after termination, upon which event the breaching Party or Parties shall make an additional reimbursements to the nonbreaching Party or Parties in accordance with this Section 10.6(d)). As used in this Agreement, “Expenses” means, with respect to a Party, all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers), up to $750,000 in the aggregate, incurred by such Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Support Agreement and all other matters related to the Mergers.

(e) Each Party acknowledges and agrees that the agreements contained in this Section 10.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties hereto would not enter into this Agreement; accordingly, if any Party fails promptly to pay the amounts due pursuant to this Section 10.6, and, in order to obtain such payment, any other Party commences an Action that results in a judgment for a fee payable pursuant to this Section 10.6, such Party shall also reimburse the other Party’s or Parties’ costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such fee from the date such payment was required to be made until the date of payment at 6% per annum. Any payment to be made under this Section 10.6 shall be made by wire transfer of same-day funds.

(f) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article 10, all obligations of the parties hereto shall terminate, except (i) the obligations of the Parties pursuant to (A) this Section 10.6, (B) the last sentence of Section 8.7 and (C) Section 8.12, and (ii) the provisions of Sections 11.1, 11.2, 11.3, 11.4, 11.6, 11.8, 11.9, 11.10, 11.12, 11.13, 11.14, Section 11.15 and Section 11.16, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its covenants or agreements set forth in this Agreement and all rights and remedies of any nonbreaching party under this Agreement, at law or in equity, shall be preserved.

Section 10.7  Extension; Waiver.  At any time prior to the Effective Time, each Party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 11

GENERAL PROVISIONS

Section 11.1  Nonsurvival of Representations, Warranties and Agreement; Purpose of Representations and Warranties.  All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Mergers; provided, however, that the agreements contained in Articles 3 and 4 and in Sections 8.12, Section 8.13, Section 8.14 and Section 8.17 and the provisions of this Article 11 shall survive the Mergers. The parties acknowledge and agree that the sole purpose of the representations and warranties in this Agreement and in any instrument delivered pursuant to this Agreement shall be to determine the satisfaction or failure of the conditions to closing set forth in Section 9.2(a) and 9.2(b), Section 9.3(a) and 9.3(b), and Section 9.4(a) and 9.4(b) hereof. In accordance with the foregoing and notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that no party shall have any liability with respect to, and no claim, damage, liability or other relief (at law or in equity) of any kind whatsoever shall result from, any breach of any representation or warranty in this Agreement or in any instrument delivered pursuant to this Agreement.

Section 11.2  Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

if to QRC or Holdco, at:

Quest Resource Corporation
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
Attention: President
Facsimile No.: 405-840-9897

with a copy, which shall not constitute notice for purposes hereof, to:

Stinson Morrison Hecker, LLP
1201 Walnut
Suite 2900
Kansas City, Missouri 64106
Attention: Patrick J. Respeliers
Facsimile No.: (816) 691-3495

if to QELP, at:

Quest Energy Partners, L.P.
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
Attention: President
Facsimile No.: 405-840-9897

with a copy, which shall not constitute notice for purposes hereof, to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention: Scott J. Davis
      William R. Kucera
Facsimile No.: (312) 701 7711

if to QMLP, at:

Quest Midstream Partners, L.P.
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
Attention: President
Facsimile No.: 405-840-9897

with a copy, which shall not constitute notice for purposes hereof, to:

Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
Attention: Joshua Davidson
      Laura Tyson
Facsimile No.: (713) 229-1522

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

Section 11.3  Assignment; Binding Effect; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 8.13 and Section 8.17, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.4  Entire Agreement.  This Agreement, the exhibits to this Agreement, the QRC Disclosure Letter, the QELP Disclosure Letter, the QMLP Disclosure Letter and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 11.5  Amendments.  This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Mergers by the stockholders of QRC, the unitholders of QELP and the unitholders of QMLP, but after any such approval, no amendment shall be made which by law requires the further approval of stockholders or unitholders without obtaining such further approval. To be effective, any amendment or modification hereto must be in a written document each party has executed and delivered to the other parties.

Section 11.6  Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

Section 11.7  Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 11.8  Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 11.9  Definitions; Interpretation.

(a) As used in this Agreement, the term “Parties” means two or more of QRC, QELP and QMLP, as applicable, and “Party” means any of QRC, QELP and QMLP, as applicable. Each of the Parties, Holdco, QMGP, QEGP, QRC Merger Sub, QELP Merger Sub, QMHC and QMLP Merger Sub are sometimes referred to herein as a “party” and collectively as the “parties.”

(b) As used in this Agreement, the term “affiliate” means with respect to any person, any other person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

(c) As used in this Agreement, the term “Subsidiary,” when used with respect to any party, means any (i) corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least 50% of the securities or other interests having by their terms ordinary voting power to elect at least 50% of the board of directors or others performing similar functions with respect to such corporation or (ii) other organization or any organization of which such party directly or indirectly is, or owns or controls, a general partner or managing member. For the avoidance of doubt, (i) QEGP, QELP, QMGP and QMLP and each of their Subsidiaries shall each be considered a Subsidiary of

QRC, (ii) QELP and each of its Subsidiaries shall each be considered a Subsidiary of QEGP and (iii) QMLP and each of its Subsidiaries shall each be considered a Subsidiary of QMGP, in each case, unless otherwise indicated.

(d) As used in this Agreement, “Permitted Liens” means (i) carriers’, warehousemens’, landlords’, mechanics’, materialmen’s, repairmen’s or other like liens imposed by law or contract and arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceeding, (ii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (iii) liens, security interests, charges or other encumbrances imposed by law for Taxes not yet due or which are being contested in good faith by appropriate proceedings (provided that adequate reserves with respect thereto are maintained on the books of such person or its subsidiaries, as the case may be, in conformity with GAAP), (iv) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (v) easements, rights-of-way, restrictions and other encumbrances incurred which, in the aggregate, do not materially interfere with the ordinary conduct of the business by the relevant person and its subsidiaries, and (vi) liens, title defects, preferential rights or other encumbrances created pursuant to construction, operating and maintenance agreements, space lease agreements and other similar agreements, in each case having ordinary and customary terms and entered into in the ordinary course of business by the relevant person and its subsidiaries.

(e) As used in this Agreement, the term “Business Day” means any day except Saturday or Sunday on which commercial banks in Oklahoma City are not required or authorized to close.

(f) In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(g) Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 11.10  Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 11.11  Incorporation of Disclosure Letters and Exhibits.  The QRC Disclosure Letter, QELP Disclosure Letter, the QMLP Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 11.12  Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 11.13  Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 11.14  Consent to Jurisdiction and Venue; Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article 10 the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Laws, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 11.14, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 11.15  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.16  No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or Representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 11.17  Approval of QRC, QELP and QMLP.  For purposes of this Agreement, (a) any consent or approval of QRC shall mean the consent or approval of the Board of Directors of QRC, (b) any consent or approval of QELP, or any action of the Board of Directors of QEGP or QELP, shall mean the consent, approval or action of the Conflicts Committee of the Board of Directors of QEGP and (c) any consent or approval of QMLP, or any action of the Board of Directors of QMGP or QMLP, shall mean the consent, approval or action of the Conflicts Committee of the Board of Directors of QMGP.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective representatives thereunto duly authorized as of the date first written above.

NEW QUEST HOLDINGS CORP.

By:	/s/ David Lawler David Lawler President

QUEST RESOURCE CORPORATION

By:	/s/ David Lawler David Lawler President and Chief Executive Officer

QUEST MIDSTREAM PARTNERS, L.P.

By:	Quest Midstream GP, LLC, its General Partner

By:	/s/ David Lawler David Lawler President and Chief Executive Officer

QUEST ENERGY PARTNERS, L.P.

By:	Quest Energy GP, LLC, its General Partner

By:	/s/ Gary Pittman Gary Pittman Chairman of the Board of Directors of Quest Energy GP, LLC

QUEST MIDSTREAM GP, LLC

By:	/s/ David Lawler David Lawler President and Chief Executive Officer

QUEST ENERGY GP, LLC

By:	/s/ David Lawler Gary Pittman Chairman of the Board of Directors of Quest Energy GP, LLC

QUEST RESOURCE ACQUISITION CORP.

By:	/s/ David Lawler David Lawler President

QUEST ENERGY ACQUISITION, LLC

By:	New Quest Holdings Corp., its Sole Member

By:	/s/ David Lawler David Lawler President

QUEST MIDSTREAM HOLDINGS CORP.

By:	/s/ David Lawler David Lawler President

QUEST MIDSTREAM ACQUISITION, LLC

By:	Quest Midstream Holdings Corp., its Sole Member

By:	/s/ David Lawler David Lawler President

Exhibit 2.2.1

RESTATED CERTIFICATE OF INCORPORATION
of
[          ]

FIRST:  The name of the corporation is [          ] (the “Corporation”).

SECOND:  The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD:  The purpose of the Corporation is to engage in any lawful business, act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any successor statute (the “DGCL”).

FOURTH:  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 45,000,000 shares, which shall be divided into (a) 40,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), and (b) 5,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”). Shares of any class of capital stock of the Corporation may be issued for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine.

The Preferred Stock may be divided into and issued from time to time in one or more series as may be fixed and determined by the Board of Directors. The relative rights and preferences of the Preferred Stock of each series shall be such as shall be stated in any resolution or resolutions adopted by the Board of Directors setting forth the designation of the series and fixing and determining the relative rights and preferences thereof, any such resolution or resolutions being herein called a “Directors’ Resolution.” The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following: (i) the number of shares constituting that series and the distinctive designation of that series; (ii) the dividend rate, if any, or any method of computing the dividend on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series; (iii) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights; (iv) whether that series shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provisions for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine; (v) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; (vi) whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; (vii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and (viii) any other relative rights, preferences and limitations of that series.

Except as otherwise provided in this Article Fourth or required by law, each registered holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation with respect to a series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any such Certificate of Designation).

Except as otherwise provided in this Article Fourth or required by law and subject to the rights of the holders of any series of Preferred Stock, (i) holders of Common Stock shall be entitled to elect directors of the Corporation;

and (ii) holders of Common Stock shall be entitled to vote on all other matters properly submitted to a vote of stockholders of the Corporation.

The number of authorized shares of any of the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock or the Common Stock voting separately as a class shall be required therefor.

No stockholder shall, by reason of the holding of shares of any class or series of capital stock of the Corporation, have a preemptive or preferential right to acquire or subscribe for any shares or securities of any class, whether now or hereafter authorized, which may at any time be issued, sold or offered for sale by the Corporation, unless specifically provided for in a Directors’ Resolution with respect to a series of Preferred Stock. Furthermore, Common Stock is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund.

Cumulative voting of shares of any class or series of capital stock having voting rights is prohibited unless specifically provided for in a Directors’ Resolution with respect to a series of Preferred Stock.

FIFTH:  (a) Directors.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the authority and powers conferred upon the Board of Directors by the DGCL or by the other provisions of this Certificate of Incorporation, the Board of Directors is hereby authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation.

(b) Number, Election and Term of Directors.  The number of directors of the Corporation that shall constitute the Board of Directors shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Whole Board (as defined below), subject to such rights of holders of shares of an outstanding series of Preferred Stock to elect one or more directors pursuant to any provisions contained in a Directors’ Resolution with respect to such series. Each director shall serve for a term ending on the first annual meeting of stockholders following the annual meeting of stockholders at which such director was elected. Each director shall hold office until the annual meeting of stockholders at which such director’s term expires and, the foregoing notwithstanding, shall serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

For purposes hereof, the term “Whole Board” shall mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.

(c) Removal of Directors.  A director of the Corporation may be removed from office as a director, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of Preferred Stock are entitled to elect directors of the Corporation pursuant to the provisions applicable in the case of arrearages in the payment of dividends or other defaults contained in the Directors’ Resolution with respect to such series, any such director of the Corporation so elected may be removed in accordance with the provisions of such Directors’ Resolution.

(d) Vacancies on Board of Directors.  Except as provided in a Directors’ Resolution with respect to a series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause may be filled by the affirmative vote of a majority of the remaining directors then in office, even if such remaining directors constitute less than a quorum of the Board of Directors, or, if there are no directors remaining, by the stockholders. Any director elected in accordance with the preceding sentence shall serve for a term ending on the next annual meeting of stockholders following his or her election to the Board of Directors and until such director’s successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(e) Amendment of Bylaws.  The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation at any meeting before which such matter has been properly brought in accordance with the Bylaws of the Corporation by the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. No Bylaws hereafter adopted, or any amendments thereto, shall invalidate any prior act of the Board of Directors that was valid at the time it was taken.

SIXTH:  Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders, and the power of the stockholders of the Corporation to consent in writing, without a meeting, to the taking of any action is specifically denied. Notwithstanding anything in this Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or adopt any provision inconsistent with, or to repeal, this Article Sixth.

SEVENTH:  Except as otherwise required by law, or as may be prescribed in a Directors’ Resolution, special meetings of stockholders of the Corporation may be called only (i) by the Chairman of the Board of Directors of the Corporation, if there is one, (ii) by the Chief Executive Officer of the Corporation, if there is one, (iii) by the Board of Directors or (iv) upon the request of at least three directors of the Corporation, and no such special meeting may be called by any other person or persons.

EIGHTH:  No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended. Any repeal or modification of this Article Eighth by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under § 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under § 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

Exhibit 2.2.2

BYLAWS

of

[          ]

(hereinafter called the “Corporation”)

ARTICLE I

OFFICES

1.1 Registered Office.  The registered office of the Corporation required by the General Corporation Law of the State of Delaware or any successor statute (the “DGCL”) to be maintained in the State of Delaware shall be the registered office named in the Certificate of Incorporation of the Corporation, as it may be amended or restated in accordance with the DGCL from time to time (the “Certificate of Incorporation”), or such other office as may be designated from time to time by the Board of Directors of the Corporation (the “Board of Directors”). Should the Corporation maintain a principal office within the State of Delaware, such registered office need not be identical to such principal office of the Corporation.

1.2 Other Offices.  The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may determine from time to time or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 Place of Meetings.  Meetings of the stockholders for the election of directors or for any other purpose shall be held at such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors. Subject to applicable law, the Board of Directors may elect to postpone any previously scheduled meeting of stockholders.

2.2 Annual Meeting.  An annual meeting of the stockholders, for the election of directors and for the transaction of such other business as may be properly brought before the meeting, shall be held at such place, within or without the State of Delaware, on such date, and at such time as the Board of Directors shall fix and set forth in the notice of the meeting. At the annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the annual meeting as set forth in Section 2.8 and Section 3.5 hereof. Failure to hold the annual meeting at the designated time or otherwise shall not affect otherwise valid corporate acts or work a forfeiture or dissolution of the Corporation.

2.3 Special Meetings.  Except as otherwise required by law, or by or pursuant to the Certificate of Incorporation, special meetings of the stockholders for any purpose or purposes may be called at any time only (i) by the Chairman of the Board of Directors, if there is one, (ii) by the Chief Executive Officer, if there is one, (iii) by the Board of Directors or (iv) upon the request of at least three directors of the Corporation, and no such special meeting may be called by any other person or persons.

2.4 Notice of Meeting.  Written notice of all stockholder meetings stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered in accordance with Section 7.3 not less than 10 nor more than 60 days before the date of the meeting, by or at the direction of the Chairman of the Board, Chief Executive Officer or Secretary of the Corporation or the person or persons calling such meeting, to each stockholder entitled to vote at such meeting. Notice of any meeting of stockholders of the Corporation need not be given to any stockholder of the Corporation (a) if waived by him in writing in accordance with Section 7.3 hereof or (b) to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, in either case (i) or (ii) above, have been mailed addressed to such person at such person’s address as shown on the records of the Corporation and have been returned undeliverable; provided, however, that the exception in (b)(i) shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission. If any person to whom notice need not be given in accordance with clause (b) of the immediately preceding sentence shall deliver to the Corporation a written notice setting forth such person’s then current address, the requirement that notice be given to such person shall be reinstated. Attendance at a meeting of the stockholders of the Corporation shall constitute a waiver of notice of such meeting, except when a stockholder of the Corporation attends a meeting for the express purpose of objecting (and so expresses such objection at the beginning of the meeting) to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.5 Registered Holders of Shares; Closing of Share Transfer Records; Record Date.

(a) Registered Holders as Owners.  The Corporation may regard the person in whose name any shares issued by the Corporation are registered in the stock transfer records of the Corporation at any particular time (including, without limitation, as of a record date fixed pursuant to paragraph (b) of this Section 2.5) as the owner of those shares at that time for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, entering into agreements with respect to those shares, or giving proxies with respect to those shares, and shall not be bound to recognize any equitable or other claim or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law; and neither the Corporation nor any of its officers, directors, employees or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes, regardless of whether that person possesses a certificate for those shares.

(b) Record Date.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than 60 days and, in the case of a meeting of stockholders, not less than ten days, prior to the date on which the particular action requiring such determination of stockholders is to be taken.

If the Board of Directors does not fix a record date for any meeting of the stockholders, the record date for determining stockholders entitled to notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived in accordance with Section 7.3 of these Bylaws, at the close of business on the day next preceding the day on which the meeting is held. If the Board of Directors does not fix a record date for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment or postponement of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned or postponed meeting.

2.6 Quorum of Stockholders.  Unless otherwise required by law or the Certificate of Incorporation, the presence in person or by proxy of the holders of shares of capital stock entitled to cast a majority of the votes which could be cast at such meeting by the holders of all outstanding shares of capital stock entitled to vote at such meeting shall constitute a quorum at all meetings of the stockholders for the transaction of business. “Broker non-votes” shall be considered present at the meeting with respect to the determination of a quorum but shall not be considered as votes cast with respect to matters as to which no authority is granted. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders to vote thereat, present in person or represented by proxy, shall, by the vote of holders of stock representing a majority of the voting power of all shares present at the meeting, have the power to adjourn the meeting from time to time in the manner provided in Section 2.7 until a quorum shall be present or represented. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

2.7 Adjournment.  Unless otherwise provided by the Certificate of Incorporation or these Bylaws, any meeting of the stockholders may be adjourned from time to time, without notice other than by announcement at the meeting at which such adjournment is taken, and at any such adjourned meeting at which a quorum shall be present any action may be taken that could have been taken at the meeting originally called; provided, however, that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

2.8 Voting by Stockholders.

(a) Voting on Matters Other than the Election of Directors.  With respect to any matters as to which no other voting requirement is specified by the DGCL, the Certificate of Incorporation or these Bylaws, the affirmative vote required for stockholder action shall be that of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Broker non-votes shall not be considered as shares present and entitled to vote as to matters with respect to which no authority has been granted. In the case of a matter submitted for a vote of the stockholders as to which a stockholder approval requirement is applicable under the stockholder approval policy of any stock exchange or quotation system on which the capital stock of the Corporation is traded or quoted, the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any provision of the Internal Revenue Code, in each case for which no higher voting requirement is specified by the DGCL, the Certificate of Incorporation or these Bylaws, the vote required for approval shall be the requisite vote specified in such stockholder approval policy, Rule 16b-3 or Internal Revenue Code provision, as the case may be (or the highest such requirement if more than one is applicable). For the approval or ratification of the appointment of independent public accountants (if submitted for a vote of the stockholders), the vote required for approval shall be a majority of the votes cast on the matter. For this purpose, abstentions shall not be considered as votes cast.

(b) Voting in the Election of Directors.  Unless otherwise provided in the DGCL or the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast by the holders of outstanding shares of capital stock of the Corporation entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present.

(c) Stockholder Proposals (Other than Director Nominations).  At an annual meeting of stockholders of the Corporation, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before such annual meeting. To be properly brought before an annual meeting, business or proposals (other than any nomination of directors of the Corporation, which is governed by Section 3.5 hereof) must (i) be specified in the notice relating to the meeting (or any supplement thereto) given by or at the direction of the Board of Directors in accordance with Section 2.4 hereof, (ii) otherwise be properly brought before the annual meeting by or at the direction of the Board of Directors or (iii) be properly brought before the meeting by a stockholder of the Corporation who (A) is a stockholder of record at the time of the giving of such stockholder’s notice provided for in this Section 2.8 and on the record date for the determination of stockholders entitled to vote at such annual meeting, (B) shall be entitled to vote at the annual meeting and (C) complies with the requirements of this Section 2.8, and otherwise be proper subjects for stockholder action and be properly introduced at the annual meeting. Clause (iii) of the immediately preceding sentence shall be the exclusive means for a stockholder to submit business or proposals (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the notice relating to the meeting (or any supplement thereto) given by or at the direction of the Board of Directors in accordance with Section 2.4 hereof) before an annual meeting of stockholders of the Corporation.

For a proposal to be properly brought before an annual meeting by a stockholder of the Corporation pursuant to these provisions, in addition to any other applicable requirements, such stockholder must have given timely advance notice thereof in writing to the Secretary of the Corporation. To be timely, such stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the annual meeting date of the immediately preceding annual meeting; provided, however, that if the scheduled annual meeting date is called for a date that is not within 30 days before or after such anniversary date, notice by such stockholder, to be timely, must be so delivered or received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if less than 100 days’ prior notice or public disclosure of the scheduled meeting date is given or made, the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders of the Corporation or the day on which such public disclosure was made. For purposes of this Section 2.8(c) and Section 3.5(a), the first anniversary of the annual meeting date of the 2009 annual meeting shall be deemed to be June 15, 2010. In no event shall any adjournment, postponement or deferral of an annual meeting or the announcement thereof commence a new time period for the giving of a timely notice as described above.

Any such stockholder’s notice to the Secretary of the Corporation shall set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, together with the text of the proposal or business (including the text of any resolutions proposed for consideration), (ii) as to such stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, (A) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, and the name and address of any other stockholders known by such stockholder to be supporting such business or proposal, (B)(1) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (2) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Corporation or with a value derived in whole or in part from the price, value or volatility of any class or series of shares of capital stock of the Corporation or any derivative or synthetic arrangement having characteristics of a long position in any class or series of shares of capital stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and by such beneficial owner and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of capital stock of the Corporation, (3) any proxy, contract, arrangement, understanding or relationship the effect or intent of which is to increase or decrease the voting power of such stockholder or beneficial owner with respect to any shares of any security of the Corporation, (4) any pledge by such stockholder or beneficial owner of any security of the Corporation or any short interest of such stockholder or beneficial owner in any security of the Corporation (for purposes of this Section 2.8(c) and Section 3.5, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (5) any rights to dividends on the shares of capital stock of the Corporation owned beneficially by such stockholder and by such beneficial owner that are separated or separable from the underlying shares of capital stock of the Corporation, (6) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (7) any performance-related fees (other than an asset-based fee) that such stockholder or beneficial owner is entitled to based on any increase or decrease in the value of shares of capital stock of the Corporation or Derivative Instruments, if any, as of the date of such notice, including, without limitation, for purposes of clauses (B)(1) through (B)(7) above, any of the foregoing held by members of such stockholder’s or beneficial owner’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the proposal, or would otherwise be required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (iii) any material interest of such stockholder and beneficial owner, if any, in such business or proposal, (iv) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (v) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with such business or proposal by such stockholder.

A stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.8(c) shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received at, the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to the date for the meeting) or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof). In addition, a stockholder providing notice of business proposed to be brought before an annual meeting shall update and supplement such notice, and deliver such update and supplement to the principal executive offices of the Corporation, promptly following the occurrence of any event that materially changes the information provided or required to be provided in such notice pursuant to this Section 2.8(c).

The Chairman of the Board or, if he is not presiding, the presiding officer of the meeting of stockholders of the Corporation shall determine whether the requirements of this Section 2.8 have been met with respect to any stockholder proposal. If the Chairman of the Board or the presiding officer determines that any stockholder proposal was not made in accordance with the terms of this Section 2.8, he shall so declare at the meeting and any such proposal shall not be acted upon at the meeting.

For purposes of this Section 2.8 and Section 3.5, “public disclosure” shall mean disclosure in a press release issued by the Corporation or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

At a special meeting of stockholders of the Corporation, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before such special meeting. To be properly brought before such a special meeting, business or proposals (other than any nomination of directors of the Corporation, which is governed by Section 3.5 hereof) must (i) be specified in the notice relating to the meeting (or any supplement thereto) given by or at the direction of the Board of Directors in accordance with Section 2.3 and Section 2.4 hereof or (ii) constitute matters incident to the conduct of the meeting as the Chairman of the Board or the presiding officer of the meeting shall determine to be appropriate. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders.

This Section 2.8 is expressly intended to apply to any business proposed to be brought before an annual or special meeting of stockholders, including the presenting at an annual meeting of any proposal properly made pursuant to Rule 14a-8 under the Exchange Act and included in the notice of meeting given by or at the direction of the Board of Directors. In addition to the foregoing provisions of this Section 2.8, a stockholder of the Corporation shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.8. Nothing in this Section 2.8 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of preferred stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws.

2.9 Proxies.  Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy. Such authorization must be in writing and executed by the stockholder or his or her authorized officer, director, employee or agent. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. No proxy authorized hereby shall be voted or acted upon more than three years from its date, unless the proxy provides for a longer period. Proxies for use at any meeting of stockholders shall be filed with the Secretary, or such other officer as the Board of Directors may from time to time determine by resolution, before or at the time of the meeting. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the secretary of the meeting who shall decide all questions relating to the qualification of voters, the validity of the proxies and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions.

2.10 Approval or Ratification of Acts or Contracts by Stockholders.  The Board of Directors in its discretion may submit any act or contract for approval or ratification at any annual meeting of the stockholders, or at any special meeting of the stockholders called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by the vote of the stockholders holding a majority of the issued and outstanding shares of stock of the Corporation entitled to vote and present in person or by proxy at such meeting (provided that a quorum is present) shall be as valid and as binding upon the Corporation and upon all the stockholders as if it has been approved or ratified by every stockholder of the Corporation.

2.11 Organization.  Such person as the Board of Directors may have designated or, in the absence of such person, the Chairman of the Board or, in his or her absence, the Chief Executive Officer of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary or an Assistant Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

2.12 Conduct of Meetings.  The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meetings of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; (vi) limitations on the time allotted to questions or comments by participants; and (vii) policies and procedures with respect to the adjournment of such meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III

DIRECTORS

3.1 Duties and Powers.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the authority and powers conferred upon the Board of Directors by the DGCL or by the provisions of the Certificate of Incorporation, the Board of Directors is authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, the Certificate of Incorporation and these Bylaws.

Except as otherwise provided by the Certificate of Incorporation or these Bylaws or to the extent prohibited by Delaware law, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that (i) from time to time shall govern the Board of Directors, including, without limiting the generality of the foregoing, the vote required for any action by the Board of Directors and (ii) from time to time shall affect the directors’ power to manage the business and affairs of the Corporation. No Bylaw of the Corporation shall be adopted by the stockholders of the Corporation that shall impair or impede the implementation of this Section 3.1.

3.2 Number and Term of Directors.  Within any limits specified in the Certificate of Incorporation, and subject to such rights of holders of shares of one or more outstanding series of preferred stock of the Corporation to elect one or more directors of the Corporation under circumstances as shall be provided by or pursuant to the Certificate of Incorporation, the number of directors of the Corporation that shall constitute the Board of Directors shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Whole Board. The term “Whole Board” shall mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Effective at the annual meeting of stockholders scheduled to be held in 2010 and at each annual meeting of stockholders thereafter, all director nominees shall stand for election to terms expiring at the next succeeding annual meeting, with each director to hold office until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

3.3 Vacancies.  Unless otherwise provided by or pursuant to the Certificate of Incorporation, newly created directorships resulting from any increase in the authorized number of directors of the Corporation and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause in accordance with the Certificate of Incorporation and these Bylaws may be filled by the affirmative vote of a majority of the remaining directors of the Corporation then in office, even if such remaining directors constitute less than a quorum of the Board of Directors, or, if there are no directors remaining, by the stockholders. Any director of the Corporation elected in accordance with the preceding sentence shall serve for a term ending on the next annual meeting of stockholders following his or her election to the Board of Directors and until such director’s successor shall have been duly elected and qualified or until his earlier death, resignation or removal in accordance with the Certificate of Incorporation and these Bylaws. Unless otherwise provided by or pursuant to the Certificate of Incorporation, no decrease in the number of directors of the Corporation constituting the Board of Directors shall shorten the term of any incumbent director of the Corporation.

3.4 Qualifications.  Directors need not be residents of the State of Delaware or stockholders of the Corporation.

3.5 Nomination of Directors.

(a) Subject to such rights of holders of shares of one or more outstanding series of preferred stock of the Corporation to elect one or more directors of the Corporation under circumstances as shall be provided by or pursuant to the Certificate of Incorporation, only persons who are nominated in accordance with the procedures set forth in this Section 3.5 shall be eligible for election as, and to serve as, directors of the Corporation. Nominations of persons for election to the Board of Directors may be made only at a meeting of the stockholders of the Corporation at which directors of the Corporation are to be elected (i) by or at the direction of the Board of Directors or (ii) (if but only if the Board of Directors has determined that directors shall be elected at such meeting) by any stockholder of the Corporation who is a stockholder of record at the time of the giving of such stockholder’s notice provided for in this Section 3.5 and on the record date for the determination of stockholders entitled to vote at such meeting, who shall be entitled to vote at such meeting in the election of directors of the Corporation and who complies with the requirements of this Section 3.5. Clause (ii) of the immediately preceding sentence shall be the exclusive means for a stockholder to make any nomination of a person or persons for election as a director of the Corporation at an annual meeting or special meeting. Any such nomination by a stockholder of the Corporation shall be preceded by timely advance notice in writing to the Secretary of the Corporation.

To be timely with respect to an annual meeting, such stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the annual meeting date of the immediately preceding annual meeting; provided, however, that (1) if the scheduled annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by such stockholder, to be timely, must be so delivered or received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if less than 100 days’ prior notice or public disclosure of the scheduled meeting date is given or made, the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders of the Corporation or the day on which such public disclosure was made; and (2) if the number of directors to be elected to the Board of Directors at such annual meeting is increased and there is no prior notice or public disclosure by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to such anniversary date, a stockholder’s notice required by this Section 3.5(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the principal executive offices of the Corporation not later than the close of business on the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders of the Corporation or the day on which such public disclosure was made. To be timely with respect to a special meeting, such stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the scheduled special meeting date; provided, however, that if less than 100 days’ prior notice or public disclosure of the scheduled meeting date is given or made, notice by such stockholder, to be timely, must be so delivered or received not later than the close of business on the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders of the Corporation or the day on which such public disclosure was made. In no event shall any adjournment, postponement or deferral of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

Any such stockholder’s notice to the Secretary of the Corporation shall set forth (i) as to each person whom such stockholder proposes to nominate for election or re-election as a director of the Corporation, (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors of the Corporation in a contested election, or would otherwise be required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including, without limitation, the written consent of such person to having such person’s name placed in nomination at the meeting and to serve as a director of the Corporation if elected), and (D) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if such stockholder and such beneficial owner, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and (ii) as to such stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination is made and the proposed nominee, (A) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, and the name and address of any other stockholders known by such stockholder to be supporting such nomination, (B) (1) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder, such beneficial owner and such nominee, (2) any Derivative Instrument directly or indirectly owned beneficially by such stockholder, such beneficial owner and such nominee and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of capital stock of the Corporation, (3) any proxy, contract, arrangement, understanding or relationship the effect or intent of which is to increase or decrease the voting power of such stockholder, beneficial owner or nominee with respect to any shares of any security of the Corporation, (4) any pledge by such stockholder, beneficial owner or nominee of any security of the Corporation or any short interest of such stockholder, beneficial owner or nominee in any security of the Corporation, (5) any rights to dividends on the shares of capital stock of the Corporation owned beneficially by such stockholder, beneficial owner and nominee that are separated or separable from the underlying shares of capital stock of the Corporation, (6) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, beneficial owner or nominee is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (7) any performance-related fees (other than an asset-based fee) that such stockholder, beneficial owner or nominee is entitled to based on any increase or d ecrease in the value of shares of capital stock of the Corporation or Derivative Instruments, if any, as of the date of such notice, including, without limitation, for purposes of clauses (B)(1) through (B)(7) above, any of the foregoing held by members of such stockholder’s, beneficial owner’s or nominee’s immediate family sharing the same household (which information shall be supplemented by such stockholder, beneficial owner, if any, and nominee not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), (C) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (D) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (E) any other information relating to such stockholder, beneficial owner, if any, and nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors of the Corporation in a contested election, or would otherwise be required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Any such stockholder’s notice to the Secretary of the Corporation shall also include or be accompanied by, with respect to each nominee for election or reelection to the Board of Directors, a completed and signed questionnaire, representation and agreement required by Section 3.5(b). The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 3.5(a) shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received at, the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to the date for the meeting) or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof). In addition, a stockholder providing notice of any nomination proposed to be made at a meeting shall update and supplement such notice, and deliver such update and supplement to the principal executive offices of the Corporation, promptly following the occurrence of any event that materially changes the information provided or required to be provided in such notice pursuant to this Section 3.5(a).

In addition to the foregoing provisions of this Section 3.5, a stockholder of the Corporation shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 3.5. Nothing in this Section 3.5 shall be deemed to affect any rights of the holders of any series of preferred stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws.

(b) To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 3.5(a)) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be in the form provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the

Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(c) The Chairman of the Board or, if he is not presiding, the presiding officer of the meeting of stockholders of the Corporation shall determine whether the requirements of this Section 3.5 have been met with respect to any nomination or intended nomination. If the Chairman of the Board or the presiding officer determines that any nomination was not made in accordance with the requirements of this Section 3.5, he shall so declare at the meeting and the defective nomination shall be disregarded. In addition to the foregoing provisions of this Section 3.5, a stockholder of the Corporation shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 3.5.

3.6 Meetings.  The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board, if there be one, the Chief Executive Officer, or such number of directors constituting more than one-third of the directors then in office. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the time of the meeting, by telephone, telegram, facsimile transmission or other electronic transmission not less than twenty-four (24) hours before the time of the meeting, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Notice of any meeting need not be given to any director if waived by him in writing, or if he shall be present at such meeting. Attendance at a meeting of the Board of Directors shall constitute presence in person at and waiver of notice of such meeting, except where a person attends the meeting for the express purpose of objecting (and so expresses such objection at the beginning of the meeting) to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.7 Quorum of and Action by Directors.  Unless a greater number is required by law or the Certificate of Incorporation, a majority of the directors in office shall constitute a quorum of the Board of Directors for the transaction of business; but a majority of the directors present at any meeting, whether there is a quorum or otherwise, may adjourn the meeting from day to day until a quorum is present. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the vote of a majority of the directors present at any meeting at which a quorum is present shall constitute the action of the Board of Directors.

3.8 Board and Committee Action by Unanimous Written Consent in Lieu of Meeting.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or such committee, as the case may be, and is filed with the Secretary of the Corporation.

3.9 Board and Committee Conference Telephone Meetings.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or members of any committee designated by the Board of Directors, may participate in and hold a meeting of such Board of Directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can speak to and hear each other, and attendance at a meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting, except where a person attends the meeting for the express purpose of objecting (and so expresses such objection at the beginning of the meeting) to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.10 Compensation.  Directors will receive such compensation for their services as may be fixed by resolution of the Board of Directors and shall be reimbursed for their actual expenses of attendance, if any, for each regular or special meeting of the Board; provided that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.11 Removal.  A director of the Corporation may be removed from office as a director, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of preferred stock are entitled to elect directors of the Corporation pursuant to the provisions applicable in the case of arrearages in the payment of dividends or other defaults contained in the resolution or resolutions of the Board of Directors providing for the establishment of any such series, any such director of the Corporation so elected may be removed in accordance with the provisions of such resolution or resolutions.

3.12 Committees of the Board of Directors.

(a) The Board of Directors may designate from among its members one or more committees, each of which shall be comprised of one or more of its members, and may designate one or more of its members as alternate members of any committee, who may, subject to any limitations by the Board of Directors, replace absent or disqualified members at any meeting of that committee. Any such committee, to the extent provided in such resolution or in the Certificate of Incorporation or these Bylaws, shall have and may exercise all of the authority of the Board of Directors to the extent permitted by the DGCL. Any such committee may authorize the seal of the Corporation to be affixed to all papers which may require it. In addition to the above, such committee or committees shall have such other powers and limitations of authority as may be determined from time to time by resolution adopted by the Board of Directors.

(b) The Board of Directors shall have the power at any time to change the membership of any such committee and to fill vacancies in it. A majority of the number of members of any such committee shall constitute a quorum for the transaction of business unless a greater number is required by a resolution adopted by the Board of Directors. The act of the majority of the members of a committee present at any meeting at which a quorum is present shall be the act of such committee, unless the act of a greater number is required by a resolution adopted by the Board of Directors. Each such committee may elect a chairman (unless the Board of Directors appoints a chairman) and may appoint such subcommittees and assistants as it may deem necessary. Except as otherwise provided by the Board of Directors, meetings of any committee shall be conducted in accordance with Sections 3.6, 3.7, 3.8, 3.9, 3.10 and 7.3 hereof. Election or appointment of a member of a committee shall not of itself create contract rights.

(c) Any action taken by any committee of the Board of Directors shall promptly be recorded in the minutes and filed with the Secretary of the Corporation.

3.13 Ratification.  Any transaction questioned in any stockholders’ derivative proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting may be ratified before or after judgment by the Board of Directors or, if less than a quorum of directors is qualified, by a committee of qualified directors or by the stockholders; and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE IV

OFFICERS

4.1 Designation.  The officers of the Corporation shall be elected or appointed by the Board of Directors and shall consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary, a Treasurer and such Executive, Senior or other Vice Presidents, Assistant Secretaries and other officers as may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person, provided that no person holding more than one office may sign, in more than one capacity, any certificate or other instrument required by law to be signed by two officers. The Board of Directors shall also elect or appoint from among the directors a person to act as Chairman of the Board who shall not be deemed to be an officer of the Corporation unless he or she has otherwise been elected or appointed as such.

4.2 Powers and Duties.  The officers of the Corporation shall have such powers and duties as generally pertain to their offices, except as modified herein or by the Board of Directors, as well as such powers and duties as from time to time may be conferred by the Board of Directors. The Chairman of the Board shall have such duties as may be assigned to him by the Board of Directors and shall preside at meetings of the Board of Directors and at meetings of the stockholders. The Chief Executive Officer shall have general supervision over the business, affairs and property of the Corporation.

4.3 Vacancies.  Whenever any vacancies shall occur in any office by death, resignation, increase in the number of offices of the Corporation, or otherwise, the same shall be filled by the Board of Directors, and the officer so elected shall hold office until such officer’s successor is elected or appointed or until his earlier death, resignation or removal.

4.4 Removal.  Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause at any time. Such removal shall be without prejudice to the contract, common law, and statutory rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

4.5 Action with Respect to Securities of Other Corporations.  Unless otherwise directed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President and the Treasurer of the Corporation shall each have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE V

CAPITAL STOCK

5.1 Shares of Stock.  The capital stock of the Corporation shall be represented by certificated or uncertificated shares, as determined by the Board of Directors. Certificates representing such certificated shares shall be signed by the Chairman of the Board, the President or a Vice President and either the Treasurer or an Assistant Treasurer of the Corporation, or the Secretary or an Assistant Secretary of the Corporation, and may bear the seal of the Corporation or a facsimile thereof. The signatures of such persons upon a certificate may be facsimiles. The stock record books and the blank stock certificate books shall be kept by the Secretary of the Corporation, or at the office of such transfer agent or transfer agents as the Board of Directors may from time to time by resolution determine. In case any person who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be Chairman of the Board or shall have ceased to be an officer before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer at the date of its issuance.

5.2 Transfer of Shares.  The shares of stock of the Corporation shall be transferable only on the stock transfer books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives and, in the case of shares represented by a certificate, the certificate being surrendered for cancellation. Until and unless the Board of Directors appoints some other person, firm or corporation as its transfer agent (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made), the Secretary of the Corporation shall be the transfer agent of the Corporation without the necessity of any formal action of the Board of Directors, and the Secretary, or any person designated by him, shall perform all of the duties thereof.

5.3 Regulations Regarding Certificates.  The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of capital stock of the Corporation.

5.4 Lost or Destroyed Certificates.  The Chief Executive Officer, the President or any Vice President may determine the conditions upon which a new certificate of stock may be issued in place of a certificate which is alleged to have been lost, stolen or destroyed; and may, in its discretion, require the owner of such certificate or his legal representative to give bond, with sufficient surety, to indemnify the Corporation and each transfer agent and registrar against any and all losses or claims that may arise by reason of the issue of a new certificate in the place of the one so lost, stolen or destroyed.

ARTICLE VI

INDEMNIFICATION

6.1 General.  The Corporation shall, to the fullest extent permitted by applicable law in effect on the date of effectiveness of these Bylaws, and to such greater extent as applicable law may thereafter permit, indemnify and hold Indemnitee harmless from and against any and all losses, liabilities, costs, claims, damages and, subject to Section 6.2, Expenses (as this and all other capitalized words used in this Article VI not previously defined in these Bylaws are defined in Section 6.15 hereof), arising out of any event or occurrence related to the fact that Indemnitee is or was a director or an officer of the Corporation or is or was serving in another Corporate Status.

6.2 Expenses.  If Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or otherwise, in any Proceeding, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to any Matter in such Proceeding, the Corporation shall indemnify Indemnitee against all Expenses actually and reasonably incurred by him or on his behalf relating to such Matter. The termination of any Matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such Matter. To the extent that the Indemnitee is, by reason of his Corporate Status, a witness in any Proceeding, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith.

6.3 Advances.  In the event of any threatened or pending Proceeding in which Indemnitee is a party or is involved and that may give rise to a right of indemnification under this Article VI, following written request to the Corporation by Indemnitee, the Corporation shall promptly pay to Indemnitee amounts to cover Expenses reasonably incurred by Indemnitee in connection with such Proceeding in advance of its final disposition upon the receipt by the Corporation of (i) a written undertaking executed by or on behalf of Indemnitee providing that Indemnitee will repay the advance if it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Corporation as provided in this Article VI and (ii) reasonably satisfactory evidence as to the amount of such Expenses.

6.4 Request for Indemnification.  To obtain indemnification, Indemnitee shall submit to the Secretary of the Corporation a written claim or request. Such written claim or request shall contain sufficient information to reasonably inform the Corporation about the nature and extent of the indemnification or advance sought by Indemnitee. The Secretary of the Corporation shall promptly advise the Board of Directors of such request.

6.5 Determination of Entitlement; No Change of Control.  If there has been no Change of Control at the time the request for indemnification is submitted, Indemnitee’s entitlement to indemnification shall be determined in accordance with Section 145(d) of the DGCL. If entitlement to indemnification is to be determined by Independent Counsel, the Corporation shall furnish notice to Indemnitee within ten days after receipt of the request for indemnification notice specifying the identity and address of Independent Counsel. The Indemnitee may, within 14 days after receipt of such written notice, deliver to the Corporation a written objection to such selection. Such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of Independent Counsel and the objection shall set forth with particularity the factual basis for such assertion. If there is an objection to the selection of Independent Counsel, either the Corporation or Indemnitee may petition the Court for a determination that the objection is without a reasonable basis or for the appointment of Independent Counsel selected by the Court.

6.6 Determination of Entitlement; Change of Control.  If there has been a Change of Control at the time the request for indemnification is submitted, Indemnitee’s entitlement to indemnification shall be determined in a written opinion by Independent Counsel selected by Indemnitee. Indemnitee shall give the Corporation written notice advising of the identity and address of the Independent Counsel so selected. The Corporation may, within 14 days after receipt of such written notice of selection, deliver to the Indemnitee a written objection to such selection. Indemnitee may, within 14 days after the receipt of such objection from the Corporation, submit the name of another Independent Counsel and the Corporation may, within seven days after receipt of such written notice, deliver to the Indemnitee a written objection to such selection. Any objections referred to in this Section 6.6 may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of Independent

Counsel and such objection shall set forth with particularity the factual basis for such assertion. Indemnitee may petition the Court for a determination that the Corporation’s objection to the first or second selection of Independent Counsel is without a reasonable basis or for the appointment as Independent Counsel selected by the Court.

6.7 Procedures of Independent Counsel.  If a Change of Control shall have occurred before the request for indemnification is sent by Indemnitee, Indemnitee shall be presumed (except as otherwise expressly provided in this Article VI) to be entitled to indemnification upon submission of a request for indemnification in accordance with Section 6.4 hereof, and thereafter the Corporation shall have the burden of proof to overcome the presumption in reaching a determination contrary to the presumption. The presumption shall be used by Independent Counsel as a basis for a determination of entitlement to indemnification unless the Corporation provides information sufficient to overcome such presumption by clear and convincing evidence or the investigation, review and analysis of Independent Counsel convinces him by clear and convincing evidence that the presumption should not apply.

Except in the event that the determination of entitlement to indemnification is to be made by Independent Counsel, if the person or persons empowered under Section 6.5 or 6.6 hereof to determine entitlement to indemnification shall not have made and furnished to Indemnitee in writing a determination within 60 days after receipt by the Corporation of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification unless Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification or such indemnification is prohibited by applicable law. The termination of any Proceeding or of any Matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Article VI) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Corporation, or with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful. A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan of the Corporation shall be deemed to have acted in a manner not opposed to the best interests of the Corporation.

For purposes of any determination hereunder, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal Proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise or on information, opinions, reports or statements presented to him or to the Corporation by any of the Corporation’s officers, employees or directors, or by any other person as to matters the person reasonably believes are in such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation or another enterprise in the course of their duties or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section shall mean any other corporation or any partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise for which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this paragraph shall not be deemed to be exclusive or to limit in any way the circumstances in which an Indemnitee may be deemed to have met the applicable standards of conduct for determining entitlement to rights under this Article.

6.8 Independent Counsel Expenses.  The Corporation shall pay any and all reasonable fees and expenses of Independent Counsel incurred acting pursuant to this Article VI and in any Proceeding to which it is a party or witness in respect of its investigation and written report and shall pay all reasonable fees and expenses incident to the procedures in which such Independent Counsel was selected or appointed. No Independent Counsel may serve if a timely objection has been made to his selection until a court has determined that such objection is without a reasonable basis.

6.9 Adjudication.  In the event that (i) a determination is made pursuant to Section 6.5 or 6.6 hereof that Indemnitee is not entitled to indemnification under this Article VI; (ii) advancement of Expenses is not timely made pursuant to Section 6.3 hereof; (iii) Independent Counsel has not made and delivered a written opinion determining the request for indemnification (a) within 90 days after being appointed by the Court, (b) within 90 days after objections to his selection have been overruled by the Court or (c) within 90 days after the time for the Corporation or Indemnitee to object to his selection; or (iv) payment of indemnification is not made within five days after a determination of entitlement to indemnification has been made or is deemed to have been made pursuant to Section 6.5, 6.6 or 6.7 hereof, Indemnitee shall be entitled to an adjudication by the Court of his entitlement to such indemnification or advancement of Expenses. In the event that a determination shall have been made that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 6.9 shall be conducted in all respects as a de novo trial on the merits and Indemnitee shall not be prejudiced by reason of that adverse determination. If a Change of Control shall have occurred, in any judicial proceeding commenced pursuant to this Section 6.9, the Corporation shall have the burden of proving that Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be. If a determination shall have been made or is deemed to have been made that Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 6.9, or otherwise, unless Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification, or such indemnification is prohibited by law.

The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 6.9 that the procedures and presumptions of this Article VI are not valid, binding and enforceable. If Indemnitee, pursuant to this Section 6.9, seeks a judicial adjudication to enforce his rights under, or to recover damages for breach of, this Article VI, and if he prevails therein, then Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any and all Expenses actually and reasonably incurred by him in such judicial adjudication. If it shall be determined in such judicial adjudication that Indemnitee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, then the Expenses incurred by Indemnitee in connection with such judicial adjudication or arbitration shall be prorated.

6.10 Participation by the Corporation.  With respect to any Proceeding: (a) the Corporation will be entitled to participate therein at its own expense; (b) except as otherwise provided below, to the extent that it may wish, the Corporation (jointly with any other indemnifying party similarly notified) will be entitled to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee; and (c) the Corporation shall not be liable to indemnify Indemnitee under this Article VI for any amounts paid in settlement of any action or claim effected without its written consent, which consent shall not be unreasonably withheld. After receipt of notice from the Corporation to Indemnitee of the Corporation’s election to assume the defense thereof, the Corporation will not be liable to Indemnitee under this Article VI for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than as otherwise provided below. Indemnitee shall have the right to employ his own counsel in such action, suit, proceeding or investigation but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless the employment of counsel by Indemnitee has been authorized by the Corporation, or Indemnitee shall have reasonably concluded that there is a conflict of interest between the Corporation and Indemnitee in the conduct of the defense of such action, or the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel employed by Indemnitee shall be subject to indemnification pursuant to the terms of this Article VI. The Corporation shall not be entitled to assume the defense of any Proceeding brought in the name of or on behalf of the Corporation or as to which Indemnitee shall have reasonably concluded that there is a conflict of interest between the Corporation and Indemnitee in the conduct of the defense of such action. The Corporation shall not settle any action or claim in any manner which would impose any limitation or un-indemnified penalty on Indemnitee without Indemnitee’s written consent, which consent shall not be unreasonably withheld.

6.11 Nonexclusivity of Rights.  The rights of indemnification and advancement of Expenses as provided by this Article VI shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled to under applicable law, the Certificate of Incorporation, the Bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. The rights to indemnification and advancement of Expenses provided by, or granted pursuant to, this Article VI shall be deemed vested at the time a person becomes a director or officer of the Corporation and no subsequent amendment, alteration or repeal of this Article VI or any other provision of the Certificate of Incorporation or the Bylaws shall adversely affect the rights of any person that is or was a director or officer with respect to events, actions or circumstances occurring, in whole or in part, prior to such amendment, alteration or repeal. The provisions of this Article VI shall continue as to an Indemnitee whose Corporate Status has ceased for any reason and shall inure to the benefit of his or its heirs, executors, administrators, successors or assigns. Neither the provisions of this Article VI nor those of any agreement to which the Corporation is a party shall be deemed to preclude the indemnification of any person who is not specified in this Article VI as having the right to receive indemnification or is not a party to any such agreement, but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL.

6.12 Insurance and Subrogation.  The Corporation shall not be liable under this Article VI to make any payment of amounts otherwise indemnifiable hereunder if, but only to the extent that, Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

In the event of any payment hereunder, the Corporation shall be subrogated to the extent of such payment to all the rights of recovery of Indemnitee, who shall execute all papers required and take all action reasonably requested by the Corporation to secure such rights, including execution of such documents as are necessary to enable the Corporation to bring suit to enforce such rights.

6.13 Severability.  If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; and, to the fullest extent possible, the provisions of this Article VI shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

6.14 Certain Actions Where Indemnification Is Not Provided.  Notwithstanding any other provision of this Article VI, no person shall be entitled to indemnification or advancement of Expenses under this Article VI with respect to any Proceeding, or any Matter therein, brought or made by such person against the Corporation.

6.15 Definitions.  For purposes of this Article VI:

“Change of Control” means a change in control of the Corporation after the date Indemnitee acquired his Corporate Status, which shall be deemed to have occurred in any one of the following circumstances occurring after such date: (i) there shall have occurred an event that is or would be required to be reported with respect to the Corporation in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Exchange Act, if the Corporation is or were subject to such reporting requirement; (ii) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) shall have become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 40% or more of the combined voting power of the Corporation’s then outstanding voting securities without prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such person’s attaining such percentage interest; (iii) the Corporation is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (including, for this purpose, any new director whose election or nomination for election by the Corporation’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

“Corporate Status” describes the status of an individual as a present or former director or officer of the Corporation, or as a director, officer or other designated legal representative of any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise for which an individual is or was serving as a director, officer or other designated legal representative at the request of the Corporation.

“Court” means the Court of Chancery of the State of Delaware or any other court of competent jurisdiction.

“Expenses” shall include all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

“Indemnitee” includes any person who is, or is threatened to be made, a witness in or a party to any Proceeding by reason of his Corporate Status.

“Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporate law and neither presently is, nor in the five years previous to his selection or appointment has been, retained to represent: (i) the Corporation or Indemnitee in any matter material to either such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder.

“Matter” is a claim, a material issue or a substantial request for relief.

“Proceeding” includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, except one initiated by an Indemnitee pursuant to Section 6.9 hereof to enforce his rights under this Article VI.

6.16 Notices.  Promptly after receipt by Indemnitee of notice of the commencement of any Proceeding, Indemnitee shall, if he anticipates or contemplates making a claim for indemnification or advancement of Expenses pursuant to the terms of this Article VI, notify the Corporation of the commencement of such Proceeding; provided, however, that any delay in so notifying the Corporation shall not constitute a waiver or release by Indemnitee of rights hereunder and that any omission by Indemnitee to so notify the Corporation shall not relieve the Corporation from any liability that it may have to Indemnitee otherwise than under this Article VI. Any communication required or permitted to the Corporation shall be addressed to the Secretary of the Corporation and any such communication to Indemnitee shall be addressed to Indemnitee’s address as shown on the Corporation’s records unless he specifies otherwise and shall be personally delivered, delivered by U.S. Mail, or delivered by commercial express overnight delivery service. Any such notice shall be effective upon receipt.

6.17 Contractual Rights.  The right to be indemnified or to the advancement or reimbursement of Expenses (i) is a contract right based upon good and valuable consideration, pursuant to which Indemnitee may sue as if these provisions were set forth in a separate written contract between Indemnitee and the Corporation, (ii) is and is intended to be retroactive and shall be available as to events occurring prior to the adoption of these provisions and (iii) shall continue after any rescission or restrictive modification of such provisions as to events occurring prior thereto.

6.18 Savings Clause.  If any provision of this Article VI of the Bylaws is determined by a court having jurisdiction over the matter to require the Corporation to do or refrain from doing any act that is in violation of applicable law, the court shall be empowered to modify or reform such provision so that, as modified or reformed, such provision provides the maximum of indemnification permitted by law and such provision, as so modified or reformed, and the balance of this Article VI shall be applied in accordance with their terms. Without limiting the generality of the foregoing, if any portion of this Article VI of the Bylaws shall be invalidated on any ground, the Corporation shall nevertheless indemnify an Indemnitee to the full extent permitted by an applicable portion of this Article VI of the Bylaws that shall not have been invalidated and to the full extent permitted by law with respect to that portion that has been invalidated.

6.19 Successors and Assigns.  This Article VI of the Bylaws shall be binding upon the Corporation, its successors and assigns.

ARTICLE VII

MISCELLANEOUS PROVISIONS

7.1 Bylaw Amendments.  The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation at any annual meeting before which such matter has been properly brought in accordance with Sections 2.2 and 2.8(c) hereof, or at any special meeting if notice of the proposed amendment is contained in the notice of said special meeting, by the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. No Bylaws hereafter adopted, or any amendments thereto, shall invalidate any prior act of the Board of Directors that was valid at the time it was taken.

7.2 Books and Records.  The Corporation shall keep books and records of account and shall keep minutes of the proceedings of its stockholders, its Board of Directors and each committee of its Board of Directors.

7.3 Notice; Waiver.  Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it may be given personally, by mail or by a form of electronic transmission consented to by the stockholder to whom the notice is given, to the fullest extent allowed under the DGCL. Notice by mail to a stockholder shall be deemed to be sufficient if deposited in the United States mail, postage prepaid, and addressed to last known post office address of such stockholder as shown on the stock records of the Corporation.

Any notice required to be given to any director or committee member may be given by any method that creates a record of its content that may be retained, retrieved and reviewed by the recipient, except that such notice, other than one which is delivered personally, shall be sent to such address (whether physical, telephonic, electronic or otherwise) as such director shall have specified in writing to the Secretary or, in the absence of such specification, to the last known post office address of such director or committee member.

All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by telephonic, electronic or other similarly instantaneous means shall be deemed to have been given as of the sending time recorded at the time of transmission.

Whenever any notice is required to be given to any stockholder, director or committee member under the provisions of the DGCL or under the Certificate of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws.

7.4 Resignations.  Any director or officer may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified, at the time of its receipt by the Chief Executive Officer or the Secretary of the Corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

7.5 Seal.  The seal of the Corporation, if any, shall be in such form as the Board of Directors may adopt.

7.6 Fiscal Year.  The fiscal year of the Corporation shall end on the 31st day of December of each year or as otherwise provided by a resolution adopted by the Board of Directors.

7.7 Facsimile Signatures.  In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of the Chairman of the Board, any other director, or any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors.

7.8 Reliance upon Books, Reports and Records.  Each director and each member of any committee designated by the Board of Directors shall, in the performance of his duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors, or by any other person as to matters the director or member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or behalf of the Corporation.

As last amended on [                    ,          ]

Exhibit 8.17

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of [          ], by and among [New Quest Holdings Corp.], a Delaware corporation (together with any successor entity thereto, the “Company”), and each of the stockholders listed on the signature pages hereto, each of which is referred to in this Agreement as a “Stockholder”.

RECITALS

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of July 2, 2009, among the Company, Quest Resource Corporation, a Nevada corporation (“QRC”), Quest Midstream Partners, L.P., a Delaware limited partnership (“QMLP”), Quest Energy Partners, L.P., a Delaware limited partnership (“QELP”), Quest Midstream GP, LLC, a Delaware limited liability company, Quest Energy GP, LLC, a Delaware limited liability company, Quest Resource Acquisition Corp., a Delaware corporation, Quest Energy Acquisition, LLC, a Delaware limited liability company, Quest Midstream Holdings Corp., a Delaware corporation, and Quest Midstream Acquisition, LLC, a Delaware limited liability company (as it may be amended from time to time, the “Merger Agreement”), QELP, QMLP and QRC will each become wholly-owned subsidiaries of the Company;

WHEREAS, in connection with the mergers contemplated by the Merger Agreement, the Stockholders are to receive shares of common stock, par value $0.01 per share, of the Company (“Common Stock”);

WHEREAS, the Stockholders and the Company desire to enter into an agreement regarding the rights of the Stockholders to cause the Company to register the Common Stock issued to the Stockholders pursuant to the Merger Agreement; and

WHEREAS, the parties intend that this Agreement supersede the Registration Rights Agreement dated December 20, 2006 between QMLP and certain of the Stockholders, as amended (the “Prior Registration Rights Agreement”);

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

Affiliate: As to any specified Person, (i) any Person beneficially owning ten percent or more of the outstanding voting securities of such other Person, (ii) any Person ten percent or more of whose outstanding voting securities are beneficially owned by such other Person, or (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person.

Agreement: As defined in the preamble.

Alerian: As defined in Section 2(a)(i).

Business Day: With respect to any act to be performed hereunder, each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York or other applicable places where such act is to occur are authorized or obligated by applicable law, regulation or executive order to close.

Closing Date: [          ], the date on which the transactions contemplated by the Merger Agreement are consummated.

Closing Price: The closing price of the Common Stock on the first trading day that the Common Stock trades on the Nasdaq Stock Market (subject to appropriate adjustments for any subdivision or combination of Registrable Securities after such date).

Commission: The Securities and Exchange Commission.

Common Stock: As defined in the preamble.

Company: As defined in the preamble.

Controlling Person: As defined in Section 6(a).

Conversion Securities: As defined in Section 8(e).

Effectiveness Period: As defined in Section 2(a)(i).

End of Suspension Notice: As defined in Section 5(b).

Exchange Act: The Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission pursuant thereto.

Failure Date: As defined in Section 2(b)(v).

Holder: Each Stockholder or assignee thereof in accordance with Section 8(d) who is a record owner of any Registrable Securities.

Indemnified Party: As defined in Section 6(c).

Indemnifying Party: As defined in Section 6(c).

Issuer Free Writing Prospectus: As defined in Section 4(d).

Liabilities: As defined in Section 6(a).

Liquidated Damages Amount: An amount equal to 0.25% of the Liquidated Damages Multiplier per 30-day period for the first 60 days, increasing by an additional 0.25% of the Liquidated Damages Multiplier per 30-day period for each subsequent 60 days, up to a maximum of 1.0% of the Liquidated Damages Multiplier per 30-day period (subject to appropriate adjustments for any subdivision or combination of Common Stock after the date hereof). The Liquidated Damages Amount for any period of less than 30 days shall be prorated by multiplying the Liquidated Damages Amount to be paid in a full 30-day period by a fraction, the numerator of which is the number of days for which such liquidated damages are owed, and the denominator of which is 30.

Liquidated Damages Multiplier: A dollar amount equal to the product of (a) the number of Registrable Securities then held by such Holder and (b) the Closing Price.

Merger Agreement: As defined in the preamble.

Notice: As defined in Section 2(a)(i).

Person: An individual, partnership, corporation, limited liability company, trust, unincorporated organization, government or agency or political subdivision thereof, or any other legal entity.

Piggyback Registration Statement: As defined in Section 2(c).

Proceeding: An action, claim, suit or proceeding (including without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or, to the knowledge of the Person subject thereto, threatened.

Prospectus: The prospectus included in any Registration Statement, including any preliminary prospectus, and all other amendments and supplements to any such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference, if any, in such prospectus.

Purchaser Indemnitee: As defined in Section 6(a).

QELP: As defined in the preamble.

QMLP: As defined in the preamble.

QRC: As defined in the preamble.

Registrable Securities: The Common Stock issued to the Stockholders pursuant to the Merger Agreement and any securities issued in respect of such Registrable Securities by reason of or in connection with any dividend, distribution, split, purchase in any rights offering or in connection with any exchange for or replacement of such Registrable Securities or any combination of securities, recapitalization, merger or consolidation, or any other equity securities issued pursuant to any other pro rata distribution with respect to the Common Stock until, with respect to such Registrable Security, the earliest to occur of (i) the date on which it has been first registered effectively pursuant to the Securities Act and disposed of in accordance with the Registration Statement relating to it, (ii) the date on which either it is distributed to the public pursuant to Rule 144 (or any similar provision then in effect) or, in the opinion of counsel to the Company, is eligible for sale pursuant to Rule 144 in a single sale without any limitation as to volume, manner of sale or current public information with respect to the Company, (iii) the date on which the Holder of such Registrable Security beneficially owns less than one percent of the total number of shares of Common Stock outstanding, or (iv) the date on which it is sold to the Company.

Registration Expenses: Any and all expenses incident to the performance of or compliance by the Company with this Agreement, including, without limitation: (i) all Commission, securities exchange, listing, inclusion and filing fees, (ii) all fees and expenses incurred in connection with compliance with international, federal or state securities or blue sky laws (including, without limitation, any registration, listing and filing fees and reasonable fees and disbursements of counsel in connection with blue sky qualification of any of the Registrable Securities and the preparation of a blue sky memorandum), (iii) all expenses in preparing or assisting in preparing, word processing, duplicating, printing, delivering and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements, certificates and any other documents relating to the performance under and compliance with this Agreement, (iv) all fees and expenses incurred in connection with the listing or inclusion of any of the Registrable Securities on any securities exchange or inter-dealer quotation system pursuant to Section 4(a)(xi) of this Agreement, (v) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company (including, without limitation, the expenses of any special audit and “comfort” letters required by or incident to such performance), and (vi) all “road show” expenses; provided, however, that Registration Expenses shall exclude brokers’ or underwriters’ discounts and commissions, if any, fees and expenses of counsel for the Holders, and all transfer taxes relating to the sale or disposition of Registrable Securities by a Holder.

Registration Statement: Any registration statement of the Company that covers the resale of Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement.

Resale Registration Statement: As defined in Section 2(a)(i).

Rule 144: Rule 144, and any of its referenced paragraphs, promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

Rule 158: Rule 158 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

Rule 415: Rule 415 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

Rule 424: Rule 424 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

Rule 457: Rule 457 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

Securities Act: The Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder.

Stockholder: As defined in the preamble.

Suspension Event: As defined in Section 5(b).

Suspension Notice: As defined in Section 5(b).

Swank: As defined in Section 2(a)(i).

Tortoise: As defined in Section 2(a)(i).

Underwritten Offering: A sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

WKSI: As defined in Section 2(b)(v).

2. REGISTRATION RIGHTS.

(a) Mandatory Resale Registration.

(i) At any time on or after the date that is 90 days after the Closing Date, upon the written request (a “Notice”) of any of (a) Alerian Opportunity Partners IV, LP, Alerian Opportunity Partners IX, L.P., Alerian Focus Partners, LP and Alerian Capital Partners, LP (collectively, “Alerian”), (b) Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP and Bel Air MLP Energy Infrastructure Fund, LP (collectively, “Swank”), (c) Tortoise Capital Resources Corporation and Tortoise Gas and Oil Corporation (collectively, “Tortoise”), or (d) the Holders of a majority of the then outstanding Registrable Securities, the Company shall file with the Commission as soon as reasonably practicable following the Notice (but in no event later than the date that is 90 days after the Notice) a shelf Registration Statement on Form S-1 or such other form under the Securities Act then available to the Company, including Form S-3, providing for the resale of any Registrable Securities pursuant to Rule 415 from time to time by the Holders (a “Resale Registration Statement”). The Company shall use its commercially reasonable efforts to cause such Resale Registration Statement to be declared effective by the Commission within 210 days after the initial filing of the Resale Registration Statement, provided that sales pursuant to the Resale Registration Statement shall be subject to the restrictions in Section 2(d)(iv) to the extent applicable. Any Resale Registration Statement shall provide for the resale from time to time, and pursuant to any method or combination of methods legally available by the Holders of any and all Registrable Securities. Subject to the other provisions of this Agreement, the Company shall cause the Resale Registration Statement filed pursuant to this Section 2(a)(i) to be continuously effective, supplemented and amended to the extent necessary to ensure that it is available for the resale of all Registrable Securities by the Holders and that it conforms in all material respects to the requirements of the Securities Act during the entire period beginning on the date the Resale Registration Statement is first declared effective under the Securities Act and ending on the date on which all Registrable Securities have ceased to be Registrable Securities (the “Effectiveness Period”).

(ii) Amendment on Form S-3 to Registration Statement on Form S-1. If the Resale Registration Statement filed pursuant to Section 2(a)(i) is on Form S-1, the Company may, at any time it is eligible to do so, file a post-effective amendment on Form S-3 to the Resale Registration Statement on Form S-1 for the resale of any then existing Registrable Securities or in any such other manner as is preferred or permitted by the Commission to convert the Resale Registration Statement on Form S-1 to a Resale Registration Statement on Form S-3. Upon the effectiveness of the Resale Registration Statement on Form S-3, all references to the Resale Registration Statement in this Agreement shall then automatically be deemed to be a reference to the Resale Registration Statement on Form S-3.

(b) Delay in Effectiveness of Resale Registration Statement; Certain Suspensions.

(i) If the Company fails to file the Resale Registration Statement with the Commission within the period specified in Section 2(a)(i), then each Holder will be entitled to a payment, as liquidated damages and not a penalty, of the Liquidated Damages Amount but only with respect to the Registrable Securities then held by such Holder and not included in an effective Registration Statement, for a period beginning on the day after the deadline for filing the Resale Registration Statement and lasting until such time as the Resale Registration Statement is filed.

(ii) If the Resale Registration Statement does not become or is not declared effective within the period specified in Section 2(a)(i), then each Holder will be entitled to a payment, as liquidated damages and not a penalty, of the Liquidated Damages Amount but only with respect to the Registrable Securities then held by such Holder and not included in an effective Registration Statement, for the period beginning on the day after such deadline for effectiveness of the Resale Registration Statement and lasting until such time as the Resale Registration Statement is declared effective.

(iii) If the Holders shall be prohibited from selling their Registrable Securities under the Resale Registration Statement as a result of a Suspension Notice given by the Company in accordance with Section 5 for a period in excess of the periods permitted therein, then each Holder will be entitled to a payment, as liquidated damages and not as a penalty, of the Liquidated Damages Amount for a period beginning on the first date upon which the suspension period exceeded the permitted period and lasting to but excluding the day an End of Suspension Notice is delivered by the Company in accordance with Section 5(b).

(iv) If the Resale Registration Statement is filed and declared effective but, during the Effectiveness Period, shall thereafter cease to be effective or fail to be usable for the resale of Registrable Securities in accordance with this Agreement, except as permitted in Section 5 (the “Failure Date”), then each Holder will be entitled to a payment, as liquidated damages and not as a penalty, of the Liquidated Damages Amount for a period beginning on the Failure Date and lasting to but excluding the day a post-effective amendment is declared effective by the Commission or supplement or report is filed with the Commission which results in the Resale Registration Statement again being useable for the resale of Registrable Securities in accordance with this Agreement, unless the Company shall cure such failure of such Resale Registration Statement to be effective or usable within 10 days after such Liquidated Damages Amount begins accruing hereunder, in which event no Liquidated Damages Amount shall be payable as a result of such failure.

(v) The aggregate Liquidated Damages Amount payable to each Holder shall be paid to each Holder in immediately available funds within 10 Business Days after the end of each applicable 30-day period. Any payments pursuant to this Section 2(b)(vii) shall constitute the Holders’ exclusive remedy for such events; provided, however, if the Company certifies that it is unable to pay aggregate Liquidated Damages Amount in cash or immediately available funds because such payment would result in a breach under any of the Company’s credit facilities or other indebtedness filed as exhibits to the Company’s reports filed under the Securities Act or the Exchange Act, then the Company may pay the aggregate Liquidated Damages Amount in kind in the form of the issuance of additional shares of Common Stock. Upon any issuance of shares of Common Stock as liquidated damages, the Company shall promptly prepare and file an amendment to the Resale Registration Statement prior to its effectiveness to include such shares of Common Stock issued as liquidated damages as additional Registrable Securities. If shares of Common Stock are issued as liquidated damages after the Resale Registration Statement has been declared effective, the Company shall have no obligation to prepare and file a post-effective amendment to the Resale Registration Statement to include such shares nor shall the Company be obligated in any way to file a new registration statement for such shares; however if the Company is a well-known seasoned issuer (as defined in the rules and regulations of the Commission) (“WKSI”), the Company shall follow the procedures below in Section (c)(i) with respect to notice and offer to include such shares in a Piggyback Registration Statement. Holders shall not be entitled to Liquidated Damages with respect to any shares issued as Liquidated Damages. The determination of the number of shares of Common Stock to be issued as the aggregate Liquidated Damages Amount shall be equal to the aggregate Liquidated Damages Amount divided by the average of the closing sale price per share for the Common Stock (or if the Common Stock is not listed or traded on a national securities exchange, the average of the last reported bid and ask prices per share) for each of the 10 consecutive trading days ending on the trading day immediately preceding such date of determination.

(c) Public Offering.

(i) If the Company proposes to file (i) a registration statement on Form S-1 or such other form under the Securities Act providing for the public offering of Common Stock for its own account for sale to the public in an Underwritten Offering, excluding the Resale Registration Statement, a registration statement on Form S-4 or Form S-8 promulgated under the Securities Act (or any successor forms thereto), a registration statement for the sale of Common Stock issued upon conversion of debt securities or any other form not available for registering the Registrable Securities for sale to the public, or (ii) if the Company is a WKSI at such time or, whether or not the Company is a WKSI, so long as the Registrable Securities were previously included in the underlying shelf Registration Statement or are included on an effective Resale Registration Statement, a prospectus supplement to an effective shelf Registration Statement with respect to an Underwritten Offering of Common Stock for its own account, the Company will notify each Holder of the proposed filing and afford each Holder an opportunity to include in the such Registration Statement (the “Piggyback Registration Statement”) all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in the Piggyback Registration Statement all or part of the Registrable Securities held by such Holder shall, within ten (10) days after receipt of the above-described notice from the Company in the case of a filing of a Registration Statement and within two (2) Business Days after the day of receipt of the above-described notice from the Company in the case of a filing of a prospectus supplement to an effective shelf Piggyback Registration Statement with respect to an Underwritten Offering, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in the Piggyback Registration Statement and provide the Company with such information with respect to such Holder as shall be reasonably necessary in order to assure compliance with federal and applicable state securities laws. Any election by any Holder to include any Registrable Securities in the Piggyback Registration Statement will not affect the inclusion of such Registrable Securities in the Resale Registration Statement until such Registrable Securities have been sold under the Piggyback Registration Statement.

(ii) Right to Terminate Registration. The Company shall have the right, in its sole discretion, to terminate or withdraw the Piggyback Registration Statement initiated by it referred to in this Section 2(c) prior to the effectiveness of such registration (or pricing in the event of an Underwritten Offering pursuant to an effective shelf Registration Statement) whether or not any Holder has elected to include Registrable Securities in such registration.

(iii) Resale Registration not Impacted by Piggyback Registration Statement. The Company’s obligation to file the Resale Registration Statement pursuant to Section 2(a)(i) shall not be affected by the filing or effectiveness of the Piggyback Registration Statement.

(d) Underwriting.

(i) Resale Registration.  In the event that one or more Holders elect to dispose of Registrable Securities under the Resale Registration Statement pursuant to an Underwritten Offering and such Holders reasonably anticipate gross proceeds from such Underwritten Offering of at least $20,000,000, in the aggregate, the Company shall take all such reasonable actions as are requested by the managing underwriter in order to expedite and facilitate the registration and disposition of the Registrable Securities, including the Company causing appropriate officers of the Company or its Affiliates to participate in a “road show” or similar marketing effort being conducted by such managing underwriter with respect to such Underwritten Offering, provided that the Company shall not be required to cause appropriate officers of the Company or its Affiliates to participate in a “road show” or similar marketing effort being conducted by such managing underwriter with respect to such Underwritten Offering unless such Holders reasonably anticipate gross proceeds from such Underwritten Offering of at least $30,000,000, and provided, further, that the Company shall not be required to cause appropriate officers of the Company or its Affiliates to participate in a “road show” with respect to Underwritten Offerings under Resale Registration Statements more than once in any six-month period.

(ii) Piggyback Registration.  If the Registration Statement (or prospectus supplement with respect to an Underwritten Offering pursuant to an effective shelf Registration Statement) under which the Company gives notice under Section 2(c) is for an Underwritten Offering, the Company shall so advise the Holders of Registrable Securities. Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation on the number of securities to be included, then the managing underwriter(s) may exclude securities (including Registrable Securities) from the Piggyback Registration Statement and Underwritten Offering, and any securities included in such Piggyback Registration Statement and Underwritten Offering shall be allocated first, to the Company, and second, to each of the Holders requesting inclusion of their Registrable Securities in such Piggyback Registration Statement and other holders of securities of the Company (on a pro rata basis based on the total number of shares of Common Stock then held by each such Holder of Common Stock who is requesting inclusion).

(iii) General Procedures.  The right of any such Holder’s Registrable Securities to be included in a Resale Registration Statement pursuant to Section 2(d)(i) or a Piggyback Registration Statement pursuant to Section 2(d)(ii) shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter(s) selected for such underwriting and complete and execute any questionnaires, powers of attorney, indemnities, securities escrow agreements and other documents reasonably required under the terms of such underwriting, and furnish to the Company such information as the Company may reasonably request in writing for inclusion in the Piggyback Registration Statement or Resale Registration Statement, as the case may be; provided, however, that no Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Holder, its holdings and such Holder’s intended method of distribution and any other representation required by law.

(iv) Market Stand-Off.  Regardless of whether a Holder elects to include Registrable Securities in an Underwritten Offering, each Holder of Registrable Securities hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, directly or indirectly sell, offer to sell (including without limitation any short sale or hedging or similar transaction with the same economic effect as a sale), grant any option or otherwise transfer or dispose of any Registrable Securities or other securities of the Company or any securities convertible into or exchangeable or exercisable for Common Stock of the Company then owned by such Holder (other than to donees, partners or members of the Holder who agree to be similarly bound) for a period not to exceed 90 days following the effective date of a registration statement for an Underwritten Offering or the date of a prospectus supplement filed with the Commission with respect to the pricing of an Underwritten Offering, other than the sale or distribution of Registrable Securities in such Underwritten Offering; provided, however, that:

(A) such period shall in no event be greater than that which applies to executive officers and directors of the Company; and

(B) the Holders shall be allowed any concession or proportionate release allowed to any of the Company’s officers or directors that entered into similar agreements (with such proportion being determined by dividing the number of shares of Common Stock being released with respect to such officer or director by the total number of issued and outstanding shares of Common Stock held by such officer or director).

In order to enforce the foregoing covenant, the Company shall have the right to impose stop transfer instructions with respect to the Registrable Securities and such other securities of each Holder (and the securities of every other Person subject to the foregoing restriction) until the end of such period.

(v) Withdrawal.  If any Holder disapproves of the terms of an Underwritten Offering, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter delivered (i) prior to the commencement of any marketing efforts for the Underwritten Offering or (ii) at any time up to and including the time of pricing of the Underwritten Offering if the price to the public at which the Registrable Securities are proposed to be sold is less than 95% of the average of the closing sale price per share for the Common Stock (or if the Common Stock is not listed or traded on a national securities exchange, the average of the last reported bid and ask prices per share) for each of the 10 consecutive trading days ending on the trading day immediately preceding the fourth trading day prior to commencement of the marketing efforts for the Underwritten Offering.

The Holder may agree to waive this right to withdraw with the Company, the underwriters or any custodial agent in any custody agreement and/or power of attorney executed by such Holder in connection with the underwriting. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from such Registration Statement. No such withdrawal shall affect the Company’s obligation to pay all Registration Expenses, as described in Section 2(e) below.

(vi) Selection of Underwriter.  In connection with any Underwritten Offering under Section 2(d)(i) or 2(d)(ii), the Board of Directors of the Company shall have the sole right to select the managing underwriter(s) for each Underwritten Offering, each of which shall be a nationally recognized firm. The Company shall advise all Holders of the managing underwriter(s) for each proposed Underwritten Offering.

(e) Expenses.  The Company shall pay all Registration Expenses in connection with the registration of the Registrable Securities pursuant to this Agreement. Each Holder participating in a registration pursuant to this Section 2 shall pay all transfer taxes payable by such Holder and bear such Holder’s proportionate share (based on the total number of Registrable Securities sold in such registration) of all discounts and commissions payable to underwriters or brokers in connection with a registration of Registrable Securities pursuant to this Agreement.

3. RULE 144 REPORTING.

With a view to making available the benefits of certain rules and regulations of the Commission that may at any time permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

(a) use commercially reasonable efforts to make and keep available adequate current public information, as those terms are understood and defined in Rule 144, at all times after the Closing Date;

(b) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required to be filed by the Company under the Securities Act and the Exchange Act (at any time that it is subject to such reporting requirements); and

(c) so long as a Holder owns any Registrable Securities, to furnish to the Holder promptly upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time 90 days after the Closing Date) and of the Securities Act and the Exchange Act, and (ii) such other reports and documents of the Company as a Holder may reasonably request and that are not otherwise publicly filed with the Commission or available on the Company’s website in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such Registrable Securities without registration.

4. REGISTRATION PROCEDURES.

(a) In connection with the obligations of the Company with respect to any registration pursuant to this Agreement, (x) the Company shall use its commercially reasonable efforts to effect or cause to be effected the registration of the Registrable Securities under the Securities Act to permit the sale of such Registrable Securities by the Holder or Holders in accordance with the Holder’s or Holders’ intended method or methods of distribution, and (y) the Company shall:

(i) Prepare and file with the Commission a Registration Statement and use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable after filing and to remain effective, subject to Section 2(c)(ii) and Section 5, until there are no Registrable Securities outstanding;

(ii) subject to Section 4(a)(vii), and Section 5, (1) prepare and file with the Commission such amendments and post-effective amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective for the period described in Section 4(a)(i); (2) cause each Prospectus contained therein to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 or any similar rule that may be adopted under the Securities Act; and (3) amend or supplement each such Registration Statement to include the Company’s quarterly and annual financial information and other material developments (until the Company is eligible to incorporate such information by reference into the Registration Statement), during which time sales of the Registrable Securities under the Registration Statement will be suspended until such amendment or supplement is filed and, in the case of an amendment, is effective;

(iii) furnish to the Holders, without charge, as many copies of each Prospectus, including each preliminary Prospectus, if any, and any amendment or supplement thereto and such other documents as such Holder may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Securities;

(iv) use its commercially reasonable efforts to register or qualify, or obtain exemption from registration or qualification for, all Registrable Securities by the time the applicable Registration Statement is declared effective by the Commission under all applicable state securities or blue sky laws of such jurisdictions in the United States as any Holder of Registrable Securities covered by a Registration Statement shall reasonably request in writing, keep each such registration or qualification or exemption effective during the period such Registration Statement is required to be kept effective pursuant to Section 4(a)(i) and do any and all other acts and things that may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, that the Company shall not be required to (1) qualify generally to do business in any jurisdiction or to register as a broker or dealer in such jurisdiction where it would not otherwise be required to qualify but for this Section 4(a)(iv) and except as may be required by the Securities Act, (2) subject itself to taxation in any such jurisdiction, or (3) submit to the general service of process in any such jurisdiction;

(v) notify each Holder promptly and, if requested by any Holder, confirm such advice in writing (1) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (2) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (3) of any request by the Commission or any other federal, state or foreign governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, and (4) of the happening of any event during the period a Registration Statement is effective as a result of which such Registration Statement or the related Prospectus or any document incorporated by reference therein contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (which notice may be in the form of a Suspension Notice under Section 5(b));

(vi) except as provided in Section 5, use commercially reasonable efforts to obtain the withdrawal of any order enjoining or suspending the use or effectiveness of a Registration Statement or suspending of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as reasonably practicable;

(vii) except as provided in Section 5, upon the occurrence of any event contemplated by Section 4(a)(v)(4), use its commercially reasonable efforts to promptly prepare a supplement or post-effective amendment to a Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(viii) in the case of an Underwritten Offering, use its commercially reasonable efforts to furnish to the underwriters a signed counterpart, addressed to the underwriters, of: (1) an opinion of counsel for the Company, dated the date of each closing under the underwriting agreement, in customary form and reasonably satisfactory to the underwriters, and (2) a “comfort” letter, dated the date of the final prospectus supplement for such offering or, if there is no prospectus supplement, the effective date of such Registration Statement and the date of each closing under the underwriting agreement, signed by the independent registered public accounting firm that has certified the Company’s financial statements included in such Registration Statement, covering substantially the same matters with respect to such Registration Statement (and the Prospectus included therein) and with respect to events subsequent to the date of such financial statements, as are customarily covered in accountants’ letters delivered to underwriters in underwritten public offerings of securities and such other financial matters as the underwriters may reasonably request; (ix) in the case of an Underwritten Offering, enter into an underwriting agreement in customary form with the underwriters and take all other action required thereunder in order to expedite or facilitate the distribution of the Registrable Securities included in such Registration Statement and make representations and warranties to the underwriters in such form and scope as are customarily made by issuers to underwriters in such underwritten offerings and confirm the same to the extent customary if and when requested;

(x) make available for inspection by representatives of the Holders and the representative of any underwriters participating in any disposition pursuant to a Registration Statement and any special counsel or accountants retained by such Holders or underwriters, all financial and other records, pertinent corporate documents and properties of the Company and cause the respective officers, directors and employees of the Company to supply all information reasonably requested by any such representatives, the representative of the underwriters, counsel thereto or accountants in connection with a Registration Statement; provided, however, that such records, documents or information that the Company determines, in good faith, to be confidential and notifies such representatives, representative of the underwriters, counsel thereto or accountants are confidential shall not be disclosed by the representatives, representative of the underwriters, counsel thereto or accountants unless (1) the disclosure of such records, documents or information is necessary to avoid or correct a misstatement or omission in a Registration Statement or Prospectus, (2) the release of such records, documents or information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or (3) such records, documents or information have been generally made available to the public;

(xi) if the Company is then publicly listed or traded, use its commercially reasonable efforts to list or include all Registrable Securities on the primary national securities exchange or inter-dealer quotation system on which similar securities issued by the Company are then listed or traded, or if the Company is not then publicly listed but the Company meets the criteria for listing on such exchange or market, use its commercially reasonable efforts to list or include the Common Stock on the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market (as soon as practicable), as selected by the Company, including seeking to cure in its listing or inclusion application any deficiencies cited by the exchange or market, and thereafter maintain the listing on such exchange;

(xii) prepare and file all documents and reports required by the Exchange Act and, to the extent the Company’s obligation to file such reports pursuant to Section 15(d) of the Exchange Act expires prior to the expiration of the effectiveness period of the Registration Statement as required by Section 4(a)(i), the Company shall voluntarily file such reports pursuant to Section 15(d) of the Exchange Act through the effectiveness period required by Section 4(a)(i);

(xiii) provide a CUSIP number for all Registrable Securities, not later than the effective date of the Registration Statement;

(xiv) (1) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and (2) make generally available to its securityholders, as soon as reasonably practicable, earnings statements covering at least 12 months that satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 (or any similar rule promulgated under the Securities Act ) thereunder;

(xv) provide and cause to be maintained a registrar and transfer agent for all Registrable Securities; and

(xvi) in connection with any sale or transfer of the Registrable Securities (whether or not pursuant to a Registration Statement) that will result in the securities being delivered no longer being Registrable Securities, cooperate with the Holders and the representative of the underwriters, if any, to facilitate the timely preparation and delivery of any certificates representing the Registrable Securities to be sold and to enable such Registrable Securities to be in such denominations and registered in such names as the representative of the underwriters, if any, or the Holders may request at least two (2) Business Days prior to any sale of the Registrable Securities, provided that such Holder shall have provided the Company with any documents that are reasonably requested by the Company.

(b) The Company may require, and it shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2, with respect to the Registrable Securities of any selling Holder, that each selling Holder furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of such securities as shall be required to effect the registration of its Registrable Securities. In addition, if requested by the Company or the representative of the underwriters of securities of the Company, each Holder shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company’s securities pursuant to a Registration Statement filed under the Securities Act. Each Holder further agrees to furnish promptly to the Company in writing all information required from time to time to make the information previously furnished by such Holder not misleading. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

(c) Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 4(a)(v)(3) or 4(a)(v)(4), such Holder will immediately discontinue disposition of Registrable Securities pursuant to a Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus. If so directed by the Company, such Holder will deliver to the Company (at the expense of the Company) all copies in its possession, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

(d) The Company agrees that, unless it obtains the prior consent of Holders of a majority of the Registrable Securities that are registered under a Registration Statement at such time or the consent of the managing underwriter in connection with any Underwritten Offering of Registrable Securities, it will not make any offer relating to the Common Stock that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 (an “Issuer Free Writing Prospectus”), required to be filed with the Commission. Each Holder represents and agrees that, unless it obtains the prior consent of the Company and any such underwriter, it will not make any offer relating to the Common Stock that would constitute an Issuer Free Writing Prospectus.

5. BLACK-OUT PERIOD.

(a) Anything in this Agreement to the contrary notwithstanding, subject to the provisions of this Section 5 following the effectiveness of a Registration Statement, the Company may direct the Holders in accordance with Section 5(b) to suspend sales of the Registrable Securities pursuant to a Registration Statement for such times as the Company reasonably may determine is necessary and advisable (but for no more than an aggregate of one-hundred (120) days in any rolling twelve (12)-month period commencing on the Closing Date (provided that no more than sixty (60) days of such one hundred twenty (120) days may be as a result of the following events (after excluding the days between the filing of any post-effective amendment to a registration statement with the Commission as a result of such events through the day such post-effective amendment is declared effective)) or for more than sixty (60) days in any rolling 90-day period as a result of such events (after excluding the days between the filing of any post-effective amendment to a registration statement with the Commission as a result of such events through the day such post-effective amendment is declared effective), if any of the following events shall occur: (i) a majority of the members of the Board of Directors of the Company shall have determined in good faith that (1) the offer or sale of any Registrable Securities would materially impede, delay or interfere with any proposed acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving the Company, (2) after the advice of counsel, the sale of Registrable Securities pursuant to the Registration Statement would require disclosure of material non-public information not otherwise required to be disclosed under applicable law, and (3) either (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction, (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate such transaction, or (z) the proposed transaction renders the Company unable to comply with Commission requirements; (ii) a majority of the members of the Board of Directors of the Company shall have determined in good faith that (1) the Prospectus included in the Registration Statement contains a material misstatement or omission as a result of an event that has occurred and is continuing; and (2) the disclosure of this material non-public information would be detrimental to the Company; (iii) a majority of the members of the Board of Directors of the Company shall have determined in good faith, after the advice of counsel, that it is required by law, rule or regulation to supplement the Registration Statement or file a post-effective amendment to the Registration Statement in order to incorporate information into the Registration Statement for the purpose of (1) including in the Registration Statement any Prospectus required under Section 10(a)(3) of the Securities Act, (2) reflecting in the Prospectus included in the Registration Statement any facts or events arising after the effective date of the Registration Statement (or of the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth therein, or (3) including in the Prospectus included in the Registration Statement any material information with respect to the plan of distribution not disclosed in the Registration Statement or any material change to such information; or (iv) a majority of the members of the Board of Directors of the Company shall have determined to convert the Resale Registration Statement on Form S-1 to a Resale Registration Statement on Form S-3. In addition, the Company may direct the Holders in accordance with Section 5(b) to suspend sales of the Registrable Securities pursuant to a Registration Statement from time to time under Section 4(a)(ii) and Section 4(c). Upon the occurrence of any such suspension under clauses (iii) or (iv), the Company shall use its commercially reasonable efforts to cause the Registration Statement to become effective or to promptly amend or supplement the Registration Statement on a post-effective basis or to take such action as is necessary to make resumed use of the Registration Statement compatible with the Company’s best interests, as applicable, so as to permit the Holders to resume sales of the Registrable Securities as soon as reasonably practicable.

(b) In the case of an event that causes the Company to suspend the use of a Registration Statement (a “Suspension Event”), the Company shall give written notice (a “Suspension Notice”) to the Holders to suspend sales of the Registrable Securities. The Holders shall not effect any sales of the Registrable Securities pursuant to such Registration Statement (or such filings) at any time after they have received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). If so directed by the Company, each Holder will deliver to the Company (at the expense of the Company) all copies other than permanent file copies then in such Holder’s possession of the Prospectus covering the Registrable Securities at the time of receipt of the Suspension Notice. The Holders may recommence effecting sales of the Registrable Securities pursuant to the Registration Statement (or such filings) following further notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders in the manner described above promptly following the conclusion of any Suspension Event and its effect. The Company shall not be required to specify in the written notice to the Holders the nature of the event giving rise to the suspension period. Holders hereby agree to hold in confidence any communications in response to a notice of, or the existence of any fact or any event giving rise to the suspension period.

(c) Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice pursuant to this Section 5, the Company agrees that it shall extend the period of time during which the applicable Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders of the End of Suspension Notice and copies of the supplemented and amended Prospectus necessary to resume sales.

6. INDEMNIFICATION AND CONTRIBUTION.

(a) The Company agrees to indemnify and hold harmless (i) each Holder of Registrable Securities and any underwriter (as determined in the Securities Act) for such Holder, (ii) each Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act), any such Person described in clause (i) (any of the Persons referred to in this clause (ii) being hereinafter referred to as a “Controlling Person”), and (iii) the respective officers, directors, partners, members, employees, representatives and agents of any such Person or any Controlling Person (any Person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as a “Purchaser Indemnitee”), to the fullest extent lawful, from and against any and all losses, claims, damages, judgments, actions, reasonable out-of-pocket expenses, and other liabilities (the “Liabilities”), including without limitation and as incurred, reimbursement of all reasonable out-of-pocket costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and expenses of counsel to any Purchaser Indemnitee to the extent provided herein, joint or several, directly or indirectly related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (as amended or supplemented if the Company shall have furnished to such Purchaser Indemnitee any amendments or supplements thereto), or any Issuer Free Writing Prospectus (or any amendment or supplement thereto), or any preliminary Prospectus or any other document prepared by or with the Company for use in selling the securities, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except insofar as such Liabilities arise out of or are based upon (i) any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Purchaser Indemnitee furnished to the Company or any underwriter in writing by such Purchaser Indemnitee expressly for use therein, (ii) any sales by any Holder after the delivery by the Company to such Holder of a Suspension Notice and before the delivery by the Company of an End of Suspension Notice, or (iii) the failure by a Purchaser Indemnitee to deliver a Prospectus, if delivery is otherwise required. The Company shall notify the Holders promptly of the institution, threat or assertion of any claim, proceeding (including any governmental investigation), or litigation of which it shall have become aware in connection with the matters addressed by this Agreement which involves the Company or a Purchaser Indemnitee. The indemnity provided for herein shall remain in full force and effect regardless of any investigation made by or on behalf of any Purchaser Indemnitee.

(b) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, each Person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act and the respective officers, directors, partners, members, employees, representatives and agents of such Person or Controlling Person to the same extent as the foregoing indemnity from the Company to each Purchaser Indemnitee, but only with reference to (i) untrue statements or omissions or alleged untrue statements or omissions made in reliance upon and in strict conformity with information relating to such Holder furnished to the Company in writing by such Holder expressly for use in any Registration Statement or Prospectus, any amendment or supplement thereto, any Issuer Free Writing Prospectus (or any amendment or supplement thereto) or any preliminary Prospectus, (ii) any sales by such Holder after the delivery by the Company to such Holder of a Suspension Notice and before the delivery by the Company of an End of Suspension Notice, or (iii) the failure by a Purchaser Indemnitee to deliver a Prospectus, if required. The liability of any Holder pursuant to this subsection shall in no event exceed the gross proceeds received by such Holder from sales of Registrable Securities giving rise to such obligations.

(c) If any Proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any Person in respect of which indemnity may be sought pursuant to subsection (a) or (b) above, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”), in writing of the commencement thereof (but the failure to so notify an Indemnifying Party shall not relieve it from any liability which it may have under this Section 6, except to the extent the Indemnifying Party is materially prejudiced by the failure to give notice), and the Indemnifying Party shall be entitled to assume the defense thereof and retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in such proceeding and shall pay the reasonable fees and expenses actually incurred by such counsel related to such proceeding. Notwithstanding the foregoing, in any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party, unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed in writing to the contrary, (ii) the Indemnifying Party failed within a reasonable time after notice of commencement of the action to assume the defense and employ counsel reasonably satisfactory to the Indemnified Party, (iii) the Indemnifying Party and its counsel do not actively and vigorously pursue the defense of such action or (iv) the named parties to any such action (including any impleaded parties), include both such Indemnified Party and the Indemnifying Party, or any Affiliate of the Indemnifying Party, and such Indemnified Party shall have been reasonably advised by counsel that, either (x) there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party or such Affiliate of the Indemnifying Party or (y) a conflict may exist between such Indemnified Party and the Indemnifying Party or such Affiliate of the Indemnifying Party (in which case the Indemnifying Party shall not have the right to assume nor direct the defense of such action on behalf of such Indemnified Party, it being understood, however, that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel), for all such Indemnified Parties, which firm shall be designated in writing by those Indemnified Parties who sold a majority of the Registrable Securities sold by all such Indemnified Parties and any such separate firm for the Company, the directors, the officers and such control Persons of the Company as shall be designated in writing by the Company). The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent or if there is a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify any Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in subsections (a) and (b) of this Section 6 is for any reason held to be unavailable to an Indemnified Party in respect of any Liabilities referred to therein (other than by reason of the exceptions provided therein) or is insufficient to hold harmless a party indemnified thereunder, then each Indemnifying Party under such subsections, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities (i) in such proportion as is appropriate to reflect the relative benefits of the Indemnified Party on the one hand and the Indemnifying Party(ies) on the other in connection with the statements or omissions that resulted in such Liabilities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Indemnifying Party(ies) and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and any Purchaser Indemnitees on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by such Purchaser Indemnitees and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) The parties agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if such Indemnified Parties were treated as one entity for such purpose), or by any other method of allocation that does not take account of the equitable considerations referred to in Section 6(d) above. The amount paid or payable by an Indemnified Party as a result of any Liabilities referred to in Section 6(d) shall be deemed to include, subject to the limitations set forth above, any reasonable out-of-pocket legal or other expenses actually incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6, in no event shall a Purchaser Indemnitee be required to contribute any amount in excess of the amount by which proceeds received by such Purchaser Indemnitee from sales of Registrable Securities exceeds the amount of any damages that such Purchaser Indemnitee has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. For purposes of this Section 6, each Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) a Holder of Registrable Securities shall have the same rights to contribution as such Holder, as the case may be, and each Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) the Company, and each officer, director, partner, member, employee, representative and agent of the Company shall have the same rights to contribution as the Company. Any party entitled to contribution will, promptly after receipt of notice of commencement of any Proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 6 or otherwise, except to the extent that any party is materially prejudiced by the failure to give notice. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f) The indemnity and contribution agreements contained in this Section 6 will be in addition to any liability which the Indemnifying Parties may otherwise have to the Indemnified Parties referred to above. The Purchaser Indemnitees’ obligations to contribute pursuant to this Section 6 are several in proportion to the respective number of securities sold by each of the Purchaser Indemnitees hereunder and not joint.

7. LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS.

From and after the date of this Agreement, the Company shall not, without the prior written consent of Holders beneficially owning not less than two-thirds (2/3) of the then outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder registration rights senior to those granted to the Holders hereunder with respect to Section 2(d)(ii).

8. MISCELLANEOUS.

(a) Remedies.  In the event of a breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights provided herein, or granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Subject to Section 6, the Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b) Amendments and Waivers.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given, without the written consent of the Company and Holders beneficially owning not less than two-thirds (2/3) of the then outstanding Registrable Securities. No amendment shall be deemed effective unless it applies uniformly to all Holders. Notwithstanding the foregoing, a waiver or consent to or departure from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect, impair, limit or compromise the rights of other Holders may be given by such Holder; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence.

(c) Notices.  All notices and other communications, provided for or permitted hereunder shall be made in writing by delivered by facsimile (with receipt confirmed), overnight courier or registered or certified mail, return receipt requested, or e-mail (if an e-mail address is provided by a Holder):

(i) if to a Holder, at the most current address given by the transfer agent and registrar of the Common Stock to the Company (or, if more recent, at an address contained in a written notice from the Holder); and

(ii) if to the Company at the offices of the Company at:

[New Quest Holdings Corp.]
9520 North May Avenue, Suite 300
Oklahoma City, OK 73120
Attention: President
(facsimile: 405-840-9897)

(d) Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned by a Holder to a transferee or assignee of Registrable Securities that (a) is a subsidiary, parent, general partner, limited partner, retired partner, member or retired member, or shareholder of a Holder, (b) is a Holder’s family member or trust for the benefit of an individual Holder, (c) acquires at least 100,000 Registrable Securities (as adjusted for splits and combinations), (d) is an Affiliate of such Holder or (e) is a party to a total return swap with the Holder, provided, however, that such transfer shall not be effective for purposes of this Agreement until (i) the transferor shall furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement. Each Holder agrees that any transferee of any Registrable Securities shall be bound by Section 4(b) and Section 7, whether or not such transferee expressly agrees to be bound.

(e) Merger, Amalgamation, Consolidation, Etc. of the Company.  If the Company is a party to any merger, amalgamation, consolidation, recapitalization, reorganization or otherwise pursuant to which the Registrable Securities are converted into or exchanged for securities or the right to receive securities of any other person (“Conversion Securities”), the issuer of such Conversion Securities shall assume (in a writing delivered to all Holders) all obligations of the Company hereunder. The Company will not effect any merger, amalgamation, consolidation, recapitalization, reorganization or otherwise described in the immediately preceding sentence unless the issuer of the Conversion Securities complies with this Section 8(e).

(f) Aggregation of Registrable Securities.  All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(g) Counterparts.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(h) Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i) GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

(j) Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties hereto that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(k) Entire Agreement.  This Agreement is intended by the parties hereto as a final expression of their agreement, and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto, in respect of the subject matter contained herein. The Stockholders agree that their rights under the

Prior Registration Rights Agreement shall be replaced by this Agreement and that they shall have no further rights under the Prior Registration Rights Agreement.

(l) Registrable Securities Held by the Company.  Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

(m) Adjustment for Splits, etc.  Wherever in this Agreement there is a reference to a specific number of securities with respect to any Registrable Securities, then upon the occurrence of any subdivision, combination, or security dividend of such securities, the specific number of securities with respect to any Registrable Securities so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding securities of such class or series by such subdivision, combination, or security dividend.

(n) Survival.  The indemnification and contribution obligations under Section 6 of this Agreement shall survive the termination of the Company’s obligations under Section 2 of this Agreement.

(o) Attorneys’ Fees.  In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party, as determined by the court or arbitrator(s), as the case may be, shall be entitled to recover its reasonable attorneys’ fees in addition to any other available remedy.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

[NEW QUEST HOLDINGS CORP.]

By:
Name:

Title:

STOCKHOLDERS:

ALERIAN OPPORTUNITY PARTNERS IV, LP

By:	ALERIAN OPPORTUNITY
ADVISORS IV, LLC,
its general partner

By:
Name:

Title:

Address for Notice:

Alerian Capital Management
2100 McKinney Avenue, 18th Floor
Dallas, TX 75201

ALERIAN OPPORTUNITY PARTNERS IX, L.P.

By:	ALERIAN OPPORTUNITY ADVISORS IX, LLC, its general partner

By:
Name:

Title:

Address for Notice:

Alerian Capital Management
2100 McKinney Avenue, 18th Floor
Dallas, TX 75201

ALERIAN FOCUS PARTNERS, LP

By:	ALERIAN FOCUS ADVISORS, LLC, its general partner

By:
Name:

Title:

Address for Notice:

Alerian Capital Management
2100 McKinney Avenue, 18th Floor
Dallas, TX 75201

ALERIAN CAPITAL PARTNERS, LP

By:	ALERIAN CAPITAL ADVISORS, LLC, its general partner

By:
Name:

Title:

Address for Notice:

Alerian Capital Management
2100 McKinney Avenue, 18th Floor
Dallas, TX 75201

SWANK MLP CONVERGENCE FUND, LP

By:	SWANK ENERGY INCOME ADVISORS, L.P. its general partner

By: SWANK CAPITAL, LLC
its general partner

By:
Name:

Title:

Address for Notice:

Swank Capital, LLC
Oak Lawn Ave, Suite 650
Dallas, TX 75219

SWANK INVESTMENT PARTNERS, LP

By:	SWANK ENERGY INCOME ADVISORS, L.P. its general partner

By:	SWANK CAPITAL, LLC its general partner

By:
Name:

Title:

Address for Notice:

Swank Capital, LLC
Oak Lawn Ave, Suite 650
Dallas, TX 75219

THE CUSHING MLP OPPORTUNITY FUND I, LP

By:	CARBON COUNTY PARTNERS, LP its general partner

By:	CARBON COUNTY GP I, LLC its general partner

By:
Name:

Title:

Address for Notice:

Swank Capital, LLC
Oak Lawn Ave, Suite 650
Dallas, TX 75219

THE CUSHING GP STRATEGIES FUND, LP

By:	CARBON COUNTY PARTNERS, LP its general partner

By: CARBON COUNTY GP I, LLC
its general partner

By:
Name:

Title:

Address for Notice:

Swank Capital, LLC
Oak Lawn Ave, Suite 650
Dallas, TX 75219

BEL AIR MLP ENERGY INFRASTRUCTURE FUND, LP

By:	[ ] its general partner

By:
Name:

Title:

Address for Notice:

[          ]

TORTOISE CAPITAL RESOURCES CORPORATION

By:
Name:

Title:

Address for Notice:

Tortoise Capital Resources Corporation
10801 Mastin Blvd., Suite 222
Overland Park, KS 66210

TORTOISE GAS AND OIL CORPORATION

By:
Name:

Title:

Address for Notice:

Tortoise Capital Resources Corporation
10801 Mastin Blvd., Suite 222
Overland Park, KS 66210

ANNEX B

POSTROCK ENERGY CORPORATION
2010 LONG-TERM INCENTIVE PLAN

POSTROCK ENERGY CORPORATION

2010 LONG-TERM INCENTIVE PLAN

B-i

B-ii

B-iii

POSTROCK ENERGY CORPORATION

2010 LONG-TERM INCENTIVE PLAN

Article 1.

Establishment, Objectives and Duration

1.1  Establishment of the Plan.  PostRock Energy Corporation, a Delaware corporation (the “Company or PostRock”), and the Board of Directors of the Company (the “Board”) established this PostRock Energy Corporation 2010 Long-Term Incentive Plan (the “Plan”), effective as of the date (the “Effective Date”) of the consummation of the transactions contemplated by the Agreement and Plan of Merger dated July 2, 2009, among the Company, Quest Resource Corporation (“QRCP”), Quest Midstream Partners, L.P. (“QMLP”), Quest Energy Partners, L.P. (“QELP”), Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, and Quest Midstream Acquisition, LLC, as amended, provided that the Plan has received the requisite stockholder approval in accordance with the stockholder approval policy of the principal stock exchange upon which the Shares (as defined below) will be initially traded (such approval is referred to herein as “Stockholder Approval”). Notwithstanding any provision in the Plan, no Award shall be granted hereunder prior to the Effective Date and such Stockholder Approval.

1.2  Objectives of the Plan.  The Plan is intended to allow eligible employees and Non-Employee Directors of the Company and its Subsidiaries to acquire or increase equity ownership in the Company, or to be compensated under the Plan based on growth in the Company’s equity value, thereby strengthening their commitment to the success of the Company and stimulating their efforts on behalf of the Company, and to assist the Company and its Subsidiaries in attracting new employees and directors and retaining existing employees and directors. The Plan is also intended to optimize the profitability and growth of the Company through incentives which are consistent with the Company’s goals, to provide incentives for excellence in individual performance, and to promote teamwork.

1.3  Duration of the Plan.  The Plan shall commence on the Effective Date and shall remain in effect until the 10th anniversary of the Effective Date, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Article 15 hereof, or, if earlier, at such time as all Shares subject to it shall have been purchased or acquired according to the Plan’s provisions. No Awards shall be granted under the Plan after the 10th anniversary of the Effective Date.

Article 2.

Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below:

2.1  “Article” means an Article of the Plan.

2.2  “Award” means Options, Restricted Shares, Restricted Share Units, Bonus Shares, Deferred Shares, SARs, Performance Awards or Cash Awards granted under the Plan.

2.3  “Award Agreement” means a written agreement which evidences an Award and sets forth such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Plan Committee establishes for the Award.

2.4  “Board” has the meaning set forth in Section 1.1.

2.5  “Bonus Shares” means Shares that are awarded to a Grantee without cost and without restrictions in recognition of past performance (whether determined by reference to another employee benefit plan of the Company or otherwise) or as an incentive to become an employee of the Company or a Subsidiary.

2.6  “Cash Award” means an Award denominated in cash.

2.7  “Cause” means, unless otherwise defined in an Award Agreement,

(a) a Grantee’s conviction of, plea of guilty to, or plea of nolo contendere to a felony or other crime that involves fraud or dishonesty;

(b) any willful action or omission by a Grantee which would constitute grounds for immediate dismissal under the employment policies of the Company or the Subsidiary by which Grantee is employed, including, but not limited to, intoxication with alcohol or illegal drugs while on the premises of the Company or any Subsidiary, or violation of sexual harassment laws or the internal sexual harassment policy of the Company or the Subsidiary by which Grantee is employed;

(c) a Grantee’s habitual neglect of duties, including, but not limited to, repeated absences from work without reasonable excuse; or

(d) a Grantee’s willful and intentional material misconduct in the performance of his duties that results in financial detriment to the Company or any Subsidiary;

provided, however, that for purposes of clauses (b), (c) and (d), Cause shall not include any one or more of the following: bad judgment, negligence or any act or omission believed by the Grantee in good faith to have been in or not opposed to the interest of the Company (without intent of the Grantee to gain, directly or indirectly, a profit to which the Grantee was not legally entitled). A Grantee who agrees to resign from his affiliation with the Company or a Subsidiary in lieu of being terminated for Cause may be deemed to have been terminated for Cause for purposes of this Plan.

2.8  “Code” means the Internal Revenue Code of 1986, as amended from time to time, and regulations and rulings thereunder. References to a particular section of the Code include references to successor provisions of the Code or any successor statute.

2.9  “Company” has the meaning set forth in Section 1.1.

2.10  “Deferred Shares” means Shares that are awarded to a Grantee on a deferred basis pursuant to Section 11.2

2.11  “Disabled” or “Disability” means an individual (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under a Company-sponsored accident and health plan. Notwithstanding the foregoing, with respect to an Incentive Stock Option, “Disability” means a permanent and total disability, within the meaning of Code Section 22(e)(3), as determined by the Plan Committee in good faith, upon receipt of medical advice from one or more individuals, selected by the Plan Committee, who are qualified to give professional medical advice.

2.12  “Effective Date” has the meaning set forth in Section 1.1.

2.13  “Eligible Person” means (i) any employee (including any officer) of the Company or any Subsidiary, including any such employee who is on an approved leave of absence or has been subject to a disability that does not qualify as a Disability, and (ii) any Non-Employee Director.

2.14  “Exchange Act” means the Securities Exchange Act of 1934, as amended. References to a particular section of the Exchange Act include references to successor provisions.

2.15  “Fair Market Value” means, as of a particular date, (i) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Plan Committee, (ii) with respect to Shares that are readily tradable on an established securities market (within the meaning of Treasury Regulations § 1.897-1(m)) the closing price for a Share on such particular date or, if there is no closing price on such date, the closing price for a Share on the last trading day before such date, and (iii) with respect to Shares not readily tradable on an established securities market, the value determined by the reasonable application of a reasonable valuation method applying those factors and principles set forth in Treasury Regulations § 1.409A-1(b)(5)(iv)(B) and other guidance that may be issued by the Internal Revenue Service and Department of the Treasury under Code Section 409A.

2.16  “Freestanding SAR” means any SAR that is granted independently of any Option.

2.17  “Good Reason” means any action by the Company or the Subsidiary employing a Grantee which results in any of the following without the Grantee’s consent: (i) a material diminution or other material adverse change in the Grantee’s position, authority or duties, (ii) requiring the Grantee to be based at any office or location more than 50 miles from the location where he was previously based, or (iii) a material diminution in the Grantee’s compensation in the aggregate, other than a diminution applicable to all similarly situated employees. A Grantee shall not have Good Reason to terminate his position unless, (1) within 60 days following the event or circumstance set forth above in (i), (ii) or (iii), the Grantee notifies the Company in writing of such event or circumstance, (2) the Grantee gives the Company 30 days to correct the event or circumstance, and (3) the Company does not correct, in all material respects, such event or circumstance within such 30-day period.

2.18  “Grant Date” means the date an Award is granted to a Grantee pursuant to the Plan.

2.19  “Grantee” means an individual who has been granted an Award.

2.20  “Including” or “includes” mean “including, without limitation,” or “includes, without limitation,” respectively.

2.21  “Incentive Stock Option” means an Option that is intended to comply with the requirements of Code Section 422.

2.22  “Non-Employee Director” means a director of the Company who is not an officer or employee of the Company or a Subsidiary.

2.23  “Option” means an option to acquires Shares granted under Article 6 of the Plan, including an Incentive Stock Option.

2.24  “Option Price” means the price at which a Share may be purchased by a Grantee pursuant to an Option.

2.25  “Option Term” means the period beginning on the Grant Date of an Option and ending on the expiration date of such Option, as specified in the Award Agreement for such Option and as may, consistent with the provisions of the Plan, be extended from time to time by the Plan Committee prior to the expiration date of such Option then in effect; provided, however, that the term shall not be extended in a manner that causes the Option to be subject to Code Section 409A.

2.26  “Performance Award” means an Award granted to a Grantee pursuant to Article 9 that is subject to the attainment of one or more Performance Goals.

2.27  “Performance Goal” means a standard established by the Plan Committee to determine in whole or in part whether a Performance Award shall be earned by a Grantee as provided in Section 9.2.

2.28  “Performance Period” has the meaning set forth in Section 10.2.

2.29  “Period of Restriction” means the period during which the transfer of Restricted Shares or Shares subject to Restricted Share Units is limited in some way (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Plan Committee) or the Restricted Shares or Restricted Share Units are subject to a substantial risk of forfeiture, as provided in Article 8.

2.30  “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

2.31  “Plan” has the meaning set forth in Section 1.1.

2.32  “Plan Committee” has the meaning set forth in Article 3.

2.33  “Reorganization Transaction” means the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of a merger, reorganization, consolidation, or similar transaction, or the sale or other disposition of all or substantially all of the consolidated assets of the Company or a plan of liquidation or dissolution of the Company.

2.34  “Restricted Shares” means Shares that are subject to transfer restrictions and are subject to forfeiture if conditions specified in the Award Agreement applicable to such Shares are not satisfied.

2.35  “Restricted Share Unit” means an Award of the right to receive (a) Shares issued at the end of a Period of Restriction, (b) the Fair Market Value of Shares paid in cash at the end of a Period of Restriction or (c) a combination of Shares and cash, as determined by the Plan Committee, paid at the end of a Period of Restriction.

2.36  “Rule 16b-3” means Rule 16b-3 under the Exchange Act, together with any successor rule, as in effect from time to time.

2.37  “SAR” means a stock appreciation right and includes both Tandem SARs and Freestanding SARs.

2.38  “SAR Term” means the period beginning on the Grant Date of a SAR and ending on the expiration date of such SAR, as specified in the Award Agreement for such SAR and as may, consistent with the provisions of the Plan, be extended from time to time by the Plan Committee prior to the expiration date of such SAR then in effect; provided, however, that the term shall not be extended in a manner that causes the SAR to be subject to Code Section 409A.

2.39  “SEC” means the United States Securities and Exchange Commission, or any successor thereto.

2.40  “Section” means, unless the context otherwise requires, a Section of the Plan.

2.41  “Section 16 Person” means a person who is subject to obligations under Section 16 of the Exchange Act with respect to transactions involving equity securities of the Company.

2.42  “Share” means a share of common stock, $0.01 par value, of the Company.

2.43  “Stockholder Approval” has the meaning set forth in Section 1.1.

2.44  “Subsidiary” means with respect to any Person (i) any corporation of which more than 50% of the Voting Securities are at the time, directly or indirectly, owned by such Person, and (ii) any partnership, limited liability company, joint venture or similar entity in which such Person has a direct or indirect interest (whether in the form of voting power or participation in profits or capital contribution) of more than 50%. Solely with respect to a grant of an Incentive Stock Option, “Subsidiary” means a “subsidiary corporation” as defined in Code Section 424(f).

2.45  “Substitute Option” has the meaning set forth in Section 6.3.

2.46  “Tandem SAR” means a SAR that is granted in connection with, or related to, an Option, and which requires forfeiture of the right to purchase an equal number of Shares under the related Option upon the exercise of such SAR; or alternatively, which requires the cancellation of an equal amount of SARs upon the purchase of the Shares subject to the Option.

2.47  “Tax Withholding” has the meaning set forth in Section 16.1(a).

2.48  “Termination of Affiliation” occurs on the first day on which an individual is for any reason (i) no longer providing services to the Company or any Subsidiary in the capacity of an employee, (ii) with respect to an individual who is an employee of a Subsidiary, the first day on which such Subsidiary ceases to be a Subsidiary, or (iii) with respect to a Non-Employee Director, no longer serving as a director of the Company. To the extent the Award is subject to Code Section 409A, a Termination of Affiliation shall have the same meaning as a “separation from service” under Code Section 409A(2)(A)(i) and the Treasury regulations issued thereunder.

2.49  “Voting Securities” of an entity means securities of such entity that are entitled to vote generally in the election of members of the board of directors or comparable body of such entity, but not including any other class of securities of such entity that may have voting power by reason of the occurrence of a contingency.

Article 3.

Administration

3.1  Plan Committee.  The Plan shall be administered by the Compensation Committee of the Board (the “Plan Committee”). For transactions relating to Awards to be eligible to qualify for an exemption under Rule 16b-3, the Plan Committee shall consist of two or more directors of the Company, all of whom qualify as “non-employee directors” within the meaning of Rule 16b-3. For Awards to be eligible to qualify for an exemption from the limit on tax deductibility of compensation under Code Section 162(m), the Plan Committee shall consist of two or more directors of the Company, all of whom shall qualify as “outside directors” within the meaning of Code Section 162(m). The number of members of the Plan Committee shall from time to time be increased or decreased, and shall be subject to such conditions, including, but not limited to, having exclusive authority to make certain grants of Awards or to perform such other acts, in each case as the Plan Committee deems appropriate to permit transactions in Shares pursuant to the Plan to satisfy such conditions of Rule 16b-3 or Code Section 162(m) as then in effect.

3.2  Powers of the Plan Committee.  Subject to the express provisions of the Plan, the Plan Committee has full and final authority and sole discretion as follows:

(a) taking into consideration the reasonable recommendations of management, to determine when, to whom and in what types and amounts Awards should be granted and the terms and conditions applicable to each Award, and whether or not specific Awards shall be granted in connection with other specific Awards, and if so whether they shall be exercisable cumulatively with, or alternatively to, such other specific Awards;

(b) to determine the amount, if any, that a Grantee shall pay for Restricted Shares, whether and on what terms to permit or require the payment of cash dividends thereon to be deferred, when Restricted Shares (including Restricted Shares acquired upon the exercise of an Option) shall be forfeited and whether such Shares shall be held in escrow;

(c) to construe and interpret the Plan and to make all determinations necessary or advisable for the administration of the Plan;

(d) to make, amend, and rescind rules relating to the Plan, including rules with respect to the exercisability and nonforfeitability of Awards upon the Termination of Affiliation of a Grantee;

(e) to determine the terms and conditions of all Award Agreements (which need not be identical) and, with the consent of the Grantee, to amend any such Award Agreement at any time, among other things, to permit transfers of such Awards to the extent permitted by the Plan; provided, however, that the consent of the Grantee shall not be required for any amendment which (i) does not materially adversely affect the rights of the Grantee, or (ii) is necessary or advisable (as determined by the Plan Committee) to carry out the purpose of the Award as a result of any new or change in existing applicable law;

(f) to cancel, with the consent of the Grantee, outstanding Awards and to grant new Awards in substitution therefor; provided, however, that such cancellation and grant shall not result in a reduction of the exercise price of any Options or SARs without stockholder approval;

(g) to accelerate the exercisability (including exercisability within a period of less than six months after the Grant Date) of, and to accelerate or waive any or all of the terms and conditions applicable to, any Award or any group of Awards for any reason and at any time, including in connection with a Termination of Affiliation;

(h) subject to Section 6.6, to extend the time during which any Award or group of Awards may be exercised;

(i) to delegate to any committee of Board members such of its powers as it deems appropriate, including the power to subdelegate, except that only a committee of the Board may grant Awards from time to time to specified categories of Eligible Persons in amounts and on terms to be specified by the Board; provided, however, that (A) such delegation is in compliance with the applicable rules of the principal securities exchange on which the Shares are listed, (B) such delegation is in compliance with applicable state laws, and (C) no such grants shall be made other than by the Plan Committee to individuals who are then

Section 16 Persons or other than by the Plan Committee to individuals who are then or are deemed likely to become a “covered employee” within the meaning of Code Section 162(m);

(j) recoup from Grantees who engaged in conduct which was fraudulent, negligent or not in good faith, and which disrupted, damaged, impaired or interfered with the business, reputation or Employees of the Company or its Subsidiaries or which caused a subsequent adjustment or restatement of the Company’s reported financial statements, all or a portion of the amounts granted or paid under the Plan within five years of such conduct;

(k) to delegate to officers or employees of the Company matters involving the routine administration of the Plan and which are not specifically required by any provision of this Plan to be performed by the Plan Committee and engage or authorize the engagement of a third party administrator to carry out such administrative functions under this Plan, in each case subject to guidelines prescribed by the Plan Committee;

(l) to impose such additional terms and conditions upon the grant, exercise or retention of Awards as the Plan Committee may, before or concurrently with the grant thereof, deem appropriate, including limiting the percentage of Awards which may from time to time be exercised by a Grantee; and

(m) to take any other action with respect to any matters relating to the Plan.

All determinations on any matter relating to the Plan or any Award Agreement may be made in the sole and absolute discretion of the Plan Committee, and all such determinations of the Plan Committee shall be final, conclusive and binding on all Persons. No member of the Plan Committee shall be liable for any action or determination made with respect to the Plan or any Award. No member of the Plan Committee shall vote or act upon any matter hereunder relating solely to himself.

Article 4.

Shares Subject to the Plan

4.1  Number of Shares Available.

(a) Authorized Shares.  Subject to adjustment as provided in Section 15.2, the number of Shares hereby reserved for delivery under the Plan is 850,000 Shares. If any Shares subject to an Award granted hereunder are (1) forfeited, terminated or expire unexercised, (2) settled in cash in lieu of Shares, or (3) not actually issued due to (i) net settlement of an Award or (ii) the Company’s tax withholding obligations with respect to an Award, in each case, such Shares shall again immediately become available for Awards hereunder. Subject to the foregoing, the Plan Committee may from time to time determine the appropriate methodology for calculating the number of Shares issued pursuant to the Plan.

(b) Individual Limits.  Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Awards made hereunder:

(i) no Grantee may be granted, during any one calendar year, Awards consisting of Options or SARs that are exercisable for more than 150,000 Shares;

(ii) no Grantee may be granted, during any one calendar year, Awards (other than Options or SARs) denominated in Shares covering or relating to more than 150,000 Shares (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as the “Stock Based Awards Limitations”); and

(iii) no Grantee may be granted Cash Awards or other Awards consisting of cash (other than Awards consisting of Awards identified in clauses (i) and/or (ii) above) in respect of any one calendar year having a value determined on the Grant Date in excess of $1,500,000.

4.2  Available Shares.  Shares delivered in connection with Awards may be newly issued Shares, Shares purchased by the Company on the open market, or Shares issued from treasury.

Article 5.

Eligibility and General Conditions of Awards

5.1  Eligibility.  The Plan Committee may grant Awards to any Eligible Person, whether or not he has previously received an Award; provided, however, that an Eligible Person who is a Non-Employee Director may not be granted an Award that is an Incentive Stock Option.

5.2  Award Agreement.  To the extent not set forth in the Plan, the terms and conditions of an Award (which need not be the same for each Award or for each Grantee) shall be set forth in an Award Agreement.

5.3  Restrictions on Share Transferability.  The Plan Committee may include in the Award Agreement such restrictions on any Shares acquired pursuant to the exercise or vesting of an Award as it may deem advisable, including restrictions under applicable federal securities laws.

5.4  Termination of Affiliation.  Except as otherwise provided in an Award Agreement, and subject to the provisions of Section 15.1, the extent to which the Grantee shall have the right to exercise, vest in, or receive payment in respect of an Award following Termination of Affiliation shall be determined in accordance with the following provisions of this Section 5.4.

(a) For Cause.  If a Grantee has a Termination of Affiliation for Cause:

(i) the Grantee’s Restricted Shares, Restricted Share Units and Deferred Shares that are forfeitable immediately before such Termination of Affiliation shall automatically be forfeited on such date, subject in the case of Restricted Shares to the provisions of Section 8.4 regarding repayment of certain amounts to the Grantee;

(ii) the Grantee’s Restricted Share Units and Deferred Shares that were vested immediately before such Termination of Affiliation shall promptly be settled by delivery to such Grantee of such Shares and/or cash as provided under the Award Agreement applicable to such Restricted Share Units and a number of unrestricted Shares equal to the aggregate number of such Deferred Shares; and

(iii) any unexercised Option or SAR, and any Performance Award with respect to which the Performance Period has not ended immediately before such Termination of Affiliation, shall terminate effective immediately upon such Termination of Affiliation.

(b) On Account of Death or Disability.  If a Grantee has a Termination of Affiliation on account of death or Disability:

(i) the Grantee’s Restricted Shares that were forfeitable immediately before such Termination of Affiliation shall thereupon become nonforfeitable;

(ii) the Grantee’s Restricted Share Units and Deferred Shares that were vested immediately before such Termination of Affiliation shall promptly be settled by delivery to such Grantee of such Shares and/or cash as provided under the Award Agreement applicable to such Restricted Share Units and a number of unrestricted Shares equal to the aggregate number of such Deferred Shares;

(iii) the Grantee’s Restricted Share Units and Deferred Shares that were forfeitable immediately before such Termination of Affiliation shall thereupon become nonforfeitable and shall promptly be settled by delivery to the Grantee (or, after his death, to his personal representative or beneficiary designated in accordance with Article 13) of such Shares and/or cash as provided under the Award Agreement applicable to such Restricted Share Units and a number of unrestricted Shares equal to the aggregate number of such Deferred Shares;

(iv) any unexercised Option or SAR, whether or not exercisable immediately before such Termination of Affiliation, shall be fully exercisable and may be exercised, in whole or in part, at any time up to one year after such Termination of Affiliation (but only during the Option Term or SAR Term, respectively) by the Grantee or, after his death, by (A) his personal representative or the person to whom the Option or SAR, as applicable, is transferred by will or the applicable laws of descent and distribution, or (B) the Grantee’s beneficiary designated in accordance with Article 13; and

(v) the benefit payable with respect to any Performance Award with respect to which the Performance Period has not ended immediately before such Termination of Affiliation on account of death or Disability shall be determined in the sole discretion of the Committee.

(c) Any Other Reason.  If a Grantee has a Termination of Affiliation for any reason other than for Cause, death or Disability, then:

(i) the Grantee’s Restricted Shares, Restricted Share Units and Deferred Shares, to the extent forfeitable immediately before such Termination of Affiliation, shall thereupon automatically be forfeited, subject in the case of Restricted Shares to the provisions of Section 8.4 regarding repayment of certain amounts to the Grantee;

(ii) the Grantee’s Restricted Share Units and Deferred Shares that were vested immediately before such Termination of Affiliation shall promptly be settled by delivery to such Grantee of such Shares and/or cash as provided under the Award Agreement applicable to such Restricted Share Units and a number of unrestricted Shares equal to the aggregate number of such Deferred Shares;

(iii) any unexercised Option or SAR, to the extent exercisable immediately before such Termination of Affiliation, shall remain exercisable in whole or in part for 90 days after such Termination of Affiliation (but only during the Option Term or SAR Term, respectively) by the Grantee or, after his death, by (A) his personal representative or the person to whom the Option or SAR, as applicable, is transferred by will or the applicable laws of descent and distribution, or (B) the Grantee’s beneficiary designated in accordance with Article 13; and

(iv) any Performance Award with respect to which the Performance Period has not ended as of the date of such Termination of Affiliation shall terminate immediately upon such Termination of Affiliation.

5.5  Nontransferability of Awards.

(a) Except as provided in Section 5.5(c) below, each Award, and each right under any Award, shall be exercisable only by the Grantee during the Grantee’s lifetime, or, if permissible under applicable law, by the Grantee’s guardian or legal representative.

(b) Except as provided in Section 5.5(c) below, no Award (prior to the time, if applicable, Shares are issued in respect of such Award), and no right under any Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Grantee otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; provided, however, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(c) To the extent and in the manner permitted by the Plan Committee, and subject to such terms and conditions as may be prescribed by the Plan Committee, a Grantee may transfer an Award to (i) a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Grantee (including adoptive relationships), (ii) any person sharing the Grantee’s household (other than a tenant or employee), (iii) a trust in which persons described in (i) or (ii) have more than 50% of the beneficial interest, (iv) a foundation in which persons described in (i) or (ii) or the Grantee own more than 50% of the voting interests.

Article 6.

Stock Options

6.1  Grant of Options.  Upon the terms and subject to the conditions of the Plan, Options may be granted to any Eligible Person in such number, and upon such terms, and at any time and from time to time as shall be determined by the Plan Committee.

6.2  Award Agreement.  Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the Option Term (which shall not be for a term of more than 10 years from the Grant Date), the number of Shares to which the Option pertains, the time or times at which such Option shall be exercisable and such other provisions as the Plan Committee shall determine.

6.3  Option Price.

(a) The Option Price of an Option under this Plan shall be determined by the Plan Committee, and shall be no less than 100% of the Fair Market Value of a Share on the Grant Date; provided, however, that any Option (“Substitute Option”) that is (x) granted to a Grantee in connection with the acquisition (“Acquisition”), however effected, by the Company of another corporation or entity (“Acquired Entity”) or the assets thereof, (y) associated with an option to purchase shares of stock or other equity interest of the Acquired Entity or an affiliate thereof (“Acquired Entity Option”) held by such Grantee immediately prior to such Acquisition, and (z) intended to preserve for the Grantee the economic value of all or a portion of such Acquired Entity Option, shall be granted such that such option substitution is completed in conformity with the rules set forth in Code Section 424(a) and Code Section 409A.

(b) Subject to this Article 6 and Articles 14 and 15, the Plan Committee may make any adjustment in the Option Price, the number of Shares subject to, or the terms of, an outstanding Option and a subsequent granting of an Option by amendment or by substitution of an outstanding Option. Such amendment, substitution, or re-grant may result in terms and conditions (including Option Price, number of Shares covered, vesting schedule or exercise period) that differ from the terms and conditions of the original Option; provided, however, except in connection with a corporate transaction involving the Company (including any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or SARs or cancel outstanding Options or SARs in exchange for cash, other Awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs without stockholder approval. The Plan Committee also may not adversely affect the rights of any Eligible Person to previously granted Options without the consent of such Eligible Person. If such action is affected by the amendment, the effective date of such amendment shall be the date of the original grant. Any adjustment, modification, extension or renewal of an Option shall be effected such that the Option is either exempt from, or is compliant with, Code Section 409A and accompanying Treasury regulations and other guidance issued by the Internal Revenue Service and Department of the Treasury.

6.4  Grant of Incentive Stock Options.

(a) At the time of the grant of any Option to an Eligible Person who is an employee of the Company or a Subsidiary, the Plan Committee may designate that such Option shall be an Incentive Stock Option subject to additional restrictions to permit such Option to comply with the requirements of Code Section 422. The maximum number of Shares that may be issued pursuant to the grants of Incentive Stock Options shall be the same maximum limit on Shares that may be issued under the Plan for all awards as set forth in Section 4.1(a). Any Option designated as an Incentive Stock Option:

(i) shall not be granted to a person who owns Shares (including shares treated as owned under Code Section 424(d)) possessing more than 10% of the total combined voting power of all classes of shares of the Company;

(ii) shall not be for a term of more than 10 years from the Grant Date, and shall be subject to earlier termination as provided herein or in the applicable Award Agreement;

(iii) shall not have an aggregate Fair Market Value (determined for each Incentive Stock Option at its Grant Date) of Shares with respect to which Incentive Stock Options are exercisable for the first time by such Grantee during any calendar year (under the Plan and any other employee stock option plan of the Grantee’s employer or any parent or Subsidiary thereof (“Other Plans”)), determined in accordance with the provisions of Code Section 422, which exceeds $100,000 (the “$100,000 Limit”);

(iv) shall, if the aggregate Fair Market Value of a Share (determined on the Grant Date) with respect to the portion of such grant which is exercisable for the first time during any calendar year (“Current Grant”) and all Incentive Stock Options previously granted under the Plan and any Other Plans which are exercisable for the first time during a calendar year (“Prior Grants”) would exceed the $100,000 Limit, be exercisable as follows:

(A) the portion of the Current Grant which would, when added to any Prior Grants, be exercisable with respect to Shares which would have an aggregate Fair Market Value (determined as of the respective Grant Date for such options) in excess of the $100,000 Limit shall, notwithstanding the terms of the Current Grant, be exercisable for the first time by the Grantee in the first subsequent calendar year or years in which it could be exercisable for the first time by the Grantee when added to all Prior Grants without exceeding the $100,000 Limit; and

(B) if, viewed as of the date of the Current Grant, any portion of a Current Grant could not be exercised under the preceding provisions of this Subsection (iv) during any calendar year commencing with the calendar year in which it is first exercisable through and including the last calendar year in which it may by its terms be exercised, such portion of the Current Grant shall not be an Incentive Stock Option, but shall be exercisable as a separate Option at such date or dates as are provided in the Current Grant;

(v) shall be granted within 10 years from the earlier of the Effective Date and the date of Stockholder Approval;

(vi) shall require the Grantee to notify the Company of any disposition of any Shares issued pursuant to the exercise of the Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), within 10 days of such disposition; and

(vii) shall by its terms not be assignable or transferable other than by will or the laws of descent and distribution and may be exercised, during the Grantee’s lifetime, only by the Grantee; provided, however, that the Grantee may, to the extent provided in the Plan in any manner specified by the Plan Committee, designate in writing a beneficiary to exercise such Incentive Stock Option after the Grantee’s death.

6.5  Exercise of Options.  Options shall be exercised by the delivery of a written notice of exercise to the Company or its designee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares made by cash, personal check or wire transfer or, subject to the approval of the Plan Committee pursuant to procedures approved by the Plan Committee:

(a) through the sale of the Shares acquired on exercise of the Option through a broker-dealer to whom the Grantee has submitted an irrevocable notice of exercise and irrevocable instructions to deliver promptly to the Company the amount of sale proceeds sufficient to pay for such Shares, together with, if requested by the Company, the amount of federal, state, local or foreign withholding taxes payable by Grantee by reason of such exercise, or through net settlement or net exercise,

(b) through simultaneous sale through a broker of Shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board, or

(c) by delivery to the Company of certificates representing the number of Shares then owned by the Grantee, the Fair Market Value of which equals the purchase price of the Shares purchased in connection with the Option exercise, properly endorsed for transfer to the Company; provided, however, that Shares used for this purpose must have been held by the Grantee for such minimum period of time as may be established from time to time by the Plan Committee; and provided further that the Fair Market Value of any Shares delivered in payment of the purchase price upon exercise of the Options shall be the Fair Market Value as of the exercise date, which shall be the date of delivery of the certificates for the Stock used as payment of the exercise price.

The Plan Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Section 6.5.

6.6  Maximum Option Term.  The Option Term shall not extend more than 10 years after the Grant Date, and shall be subject to earlier termination as specified herein or in the Award Agreement.

Article 7.

Stock Appreciation Rights

7.1  Grant of SARs.  Upon the terms and subject to the conditions of this Plan, SARs may be granted to any Eligible Person at any time and from time to time as shall be determined by the Plan Committee in its sole discretion. The Plan Committee may grant Freestanding SARs or Tandem SARs, or any combination thereof.

(a) Number of Shares.  The Plan Committee shall have complete discretion to determine the number of SARs granted to any Grantee, subject to the limitations imposed in this Plan and by applicable law.

(b) Exercise Price and Other Terms.  All SARs shall be granted with an exercise price no less than the Fair Market Value of the underlying Shares on the SARs’ Grant Date and with a term of not more than 10 years from the Grant Date. The Plan Committee, subject to the provisions of this Plan, shall have complete discretion to determine the terms and conditions of SARs granted under this Plan. The exercise price per Share of Tandem SARs shall equal the exercise price per Share of the related Option. Adjustments to the exercise price of SARs may only be made as otherwise provided in the Plan, specifically including Section 6.3.

7.2  Award Agreement.  Each SAR granted under the Plan shall be evidenced by a written Award Agreement which shall be entered into by the Company and the Grantee to whom the SAR is granted and which shall specify the exercise price per Share, the SAR Term, the conditions of exercise, and such other terms and conditions as the Plan Committee, in its sole discretion, shall determine.

7.3  Exercise of SARs.  SARs shall be exercised by the delivery of a written notice of exercise to the Company or its designee, setting forth the number of Shares over which the SAR is to be exercised. Tandem SARs (a) may be exercised with respect to all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option; (b) may be exercised only with respect to the Shares for which its related Option is then exercisable; and (c) may be exercised only when the Fair Market Value of the Shares subject to the Option exceeds the Option Price of the Option. The value of the payment with respect to the Tandem SAR may be no more than 100% of the difference between the Option Price of the underlying Option and the Fair Market Value of the Shares subject to the underlying Option at the time the Tandem SAR is exercised.

7.4  Expiration of SARs.  A SAR granted under this Plan shall expire on the date set forth in the Award Agreement, which date shall be determined by the Plan Committee in its sole discretion. Unless otherwise specifically provided for in the Award Agreement, a Tandem SAR granted under this Plan shall be exercisable at such time or times and only to the extent that the related Option is exercisable. The Tandem SAR shall terminate and no longer be exercisable upon the termination or exercise of the related Options, except that Tandem SARs granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the SARs.

7.5  Payment of SAR Amount.  Upon exercise of a SAR, a Grantee shall be entitled to receive payment from the Company in an amount determined by multiplying (i) the positive difference between the Fair Market Value of a Share on the date of exercise over the exercise price per Share by (ii) the number of Shares with respect to which the SAR is exercised. The payment upon a SAR exercise shall, at the Plan Committee’s discretion, be paid (i) in whole Shares of equivalent value, (ii) in cash, or (iii) some combination thereof. Any value attributable to a fractional Share shall be paid in cash.

Article 8.

Restricted Shares

8.1  Grant of Restricted Shares.  Upon the terms and subject to the conditions of the Plan, the Plan Committee, at any time and from time to time, may grant Restricted Shares to any Eligible Person in such amounts as the Plan Committee shall determine.

8.2  Award Agreement.  Each grant of Restricted Shares shall be evidenced by an Award Agreement, which shall specify the Period(s) of Restriction, the number of Restricted Shares granted, and such other provisions as the Plan Committee shall determine. The Plan Committee may impose such conditions or restrictions on any Restricted

Shares as it may deem advisable, including restrictions based upon the achievement of specific performance goals (Company-wide, divisional, Subsidiary or individual), time-based restrictions on vesting or restrictions under applicable securities laws. The Grantee of Restricted Shares shall have all the rights of a stockholder as described in Section 17.7.

8.3  Consideration.  The Plan Committee shall determine the amount, if any, that a Grantee shall pay for Restricted Shares. Such payment shall be made in full by the Grantee before the delivery of the Shares and in any event no later than 10 business days after the Grant Date for such Shares.

8.4  Effect of Forfeiture.  If Restricted Shares are forfeited, such Restricted Shares shall cease to be outstanding, and shall no longer confer on the Grantee thereof any rights as a stockholder of the Company from and after the date of the event causing the forfeiture.

8.5  Escrow; Legends.  The Plan Committee may determine if Restricted Shares shall be held in book-entry form or certificated. If the Restricted Shares are not held in book-entry form, the Plan Committee may provide that the certificates for any Restricted Shares (x) shall be held (together with a stock power executed in blank by the Grantee) in escrow by the Secretary of the Company until such Restricted Shares become nonforfeitable or are forfeited or (y) shall bear an appropriate legend restricting the transfer of such Restricted Shares. If any Restricted Shares become nonforfeitable, the Company shall cause certificates for such shares to be issued without such legend.

Article 9.

Restricted Share Units

9.1  Grant of Restricted Share Units.  Upon the terms and subject to the conditions of the Plan, the Plan Committee, at any time and from time to time, may grant Restricted Share Units to any Eligible Person in such amounts as the Plan Committee shall determine.

9.2  Award Agreement.  Each grant of Restricted Share Units shall be evidenced by an Award Agreement, which shall specify the Period of Restriction, the number of Restricted Share Units granted, and such other provisions as the Plan Committee shall determine. The Plan Committee may impose such conditions or restrictions on any Restricted Share Units as it may deem advisable, including restrictions based upon the achievement of specific performance goals (Company-wide, divisional, Subsidiary or individual), or time-based restrictions on vesting. The Plan Committee may also provide in an Award Agreement for the granting of dividend equivalents, that is, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to stockholders of record during the Period of Restriction.

Article 10.

Performance Awards

10.1  Grant of Performance Awards.  Upon the terms and subject to the conditions of the Plan, Performance Awards may be granted to any Eligible Person in such amounts and upon such terms, and at any time and from time to time, as the Plan Committee shall determine. Each grant of Performance Awards shall be evidenced by an Award Agreement which shall specify the terms and conditions applicable to the Performance Award, as the Plan Committee determines, in its sole discretion.

10.2  Performance Goals.  Any Award which is a Performance Award shall have a minimum period during which the Performance Goals must be met of not less than one year from the Grant Date (the “Performance Period”), provided that the Plan Committee may provide for earlier vesting upon a Termination of Affiliation by reason of death, Disability, layoff, retirement, or change of control. The Plan Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Grantee and/or the portion of an Award that may be exercised.

(a) Nonqualified Performance Awards.  Performance Awards that are not intended to qualify as qualified performance based compensation under Code Section 162(m), or that are Options or SARs, shall be based on achievement of such goals and be subject to such terms, conditions, and restrictions as the Plan Committee shall determine.

(b) Qualified Performance Awards.  Performance Awards granted under the Plan that are intended to qualify as qualified performance based compensation under Code Section 162(m) shall be paid, vested, or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Plan Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates and (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to the Grantee, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Plan Committee, by comparison with a peer group of companies. A “Performance Goal” may include one or more of the following:

•	revenue and income measures (which include revenue, revenue growth, gross margin, income from operations, net income, pro forma net income, net sales, sales growth, earnings before income, taxes, depreciation and amortization (“EBITDA”), EBITDA per share, and earnings per share);

•	expense measures (which include costs of goods sold, operating expenses, cost reduction, controls or savings, lease operating expense, selling, general and administrative expenses, and overhead costs);

•	financial measures (which include working capital, change in working capital, financing of operations, net borrowing, credit quality or debt rating, and debt reduction);

•	profit measures (which include net profit before tax, gross profit, and operating income or profit);

•	operating measures (which include production volumes, margin, oil and gas production, drilling results, reservoir production replacement, reserve additions and other reserve measures, production costs, finding costs, development costs, productivity and operating efficiency);

•	cash flow measures (which include net cash flow from operating activities and working capital, cash flow per share and free cash flow);

•	leverage measures (which include debt-to-equity ratio and net debt);

•	market measures (which include fair market value per share, stock price, book value per share, stock price appreciation, relative stock price performance, total stockholder return, market capitalization measures and market share);

•	return measures (which include return on equity, return on designated assets, return on net assets, return on invested capital, return on capital, profit returns/margins, economic value added, and return on revenue);

•	corporate value measures (which include compliance, safety, environmental, personnel matters, customer satisfaction or growth, employee satisfaction and strategic initiatives); and

•	other measures such as those relating to acquisitions or dispositions;

any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Qualified Performance Awards, it is the intent of the Plan to conform with the standards of Code Section 162(m) and Treasury Regulation § 1.162-27(e)(2)(i), as to grants to those Eligible Persons whose compensation is, or is likely to be, subject to Code Section 162(m), and the Plan Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals for Qualified Performance Awards, the Plan Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Plan Committee.

If a Grantee is promoted, demoted or transferred to a different business unit of the Company during a Performance Period, then, to the extent the Plan Committee determines appropriate, the Plan Committee may adjust, change or eliminate the Performance Goals or the applicable Performance Period as it deems appropriate in order to make them appropriate and comparable to the initial Performance Goals or Performance Period, subject to compliance with requirements of Code Section 162(m) if such Award is intended to be a Qualified Performance Award.

10.3  Form and Timing of Payment of Performance Awards.  Payment of earned Performance Awards shall be made following the close of the applicable Performance Period and after the Plan Committee’s certification of the Performance Goals described in Section 9.2, with the form and timing of payout of such Awards to be set forth in the Award Agreement pertaining to the grant of the Award. The Plan Committee may cause earned Performance Awards to be paid in cash (lump sum) or in Shares (or in a combination thereof) which have an aggregate Fair Market Value equal to the value of the earned Performance Awards at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Plan Committee.

As determined by the Plan Committee, a Grantee may be entitled to receive any dividends declared with respect to Shares which have been earned in connection with grants of Performance Awards, but not yet distributed to the Grantee. In addition, a Grantee may, as determined by the Plan Committee, be entitled to exercise his voting rights with respect to such Shares.

Article 11.

Bonus Shares and Deferred Shares

11.1  Bonus Shares.  Upon the terms and subject to the conditions of the Plan, the Plan Committee may grant Bonus Shares to any Eligible Person, in such amount and upon such terms and at any time and from time to time as shall be determined by the Plan Committee.

11.2  Deferred Shares.  Upon the terms and subject to the conditions of the Plan, Deferred Shares may be granted to any Eligible Person in such amounts and upon such terms and at any time and from time to time as shall be determined by the Plan Committee. The Plan Committee may impose such conditions or restrictions on any Deferred Shares as it may deem advisable, including time-vesting restrictions and deferred payment features. The Board may cause the Company to establish a grantor trust to hold Shares subject to Deferred Share Awards. Any grant of Deferred Shares shall comply with requirements of Code Section 409A and the accompanying Treasury regulations and guidance issued by the Internal Revenue Service and Department of the Treasury.

Article 12.

Cash Awards

Upon the terms and subject to the conditions of the Plan, the Plan Committee may grant Cash Awards to any Eligible Person, in such amount and upon such terms and at any time and from time to time as shall be determined by the Plan Committee.

Article 13.

Beneficiary Designation

Each Grantee under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Grantee’s death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Grantee, shall be in a form prescribed by the Company, and will be effective only when delivered by the Grantee in writing to the Company during the Grantee’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Grantee’s death shall be paid to the Grantee’s estate. Notwithstanding the foregoing, Incentive Stock Options may not be transferred other than by will or the laws of descent and distribution.

Article 14.

Rights of Grantees

14.1  Employment.  Nothing in the Plan shall interfere with or limit in any way the right of the Company or an employing Subsidiary to terminate any Grantee’s employment at any time, nor confer upon any Grantee the right to continue in the employ of the Company or an employing Subsidiary.

14.2  Participation.  No employee shall have the right to be selected to receive an Award or, having been so selected, to be selected to receive a future Award.

Article 15.

Amendment, Modification, and Termination

15.1  Amendment, Modification, and Termination.  Upon the terms and subject to the conditions of the Plan, the Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part without the approval of the Company’s stockholders, except to the extent the Board determines it is desirable to obtain approval of the Company’s stockholders, to retain eligibility for exemption from the limitations of Code Section 162(m), to comply with the requirements for listing on any exchange where the Company’s Shares are listed, or for any other purpose the Board deems appropriate.

15.2  Adjustments.

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing Shares), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other Reorganization Transaction, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding Shares, declaration of a dividend payable in Shares or other stock split, then (i) the number of Shares reserved under this Plan, (ii) the number of Shares covered by outstanding Awards in the form of Shares or units denominated in Shares, (iii) the exercise price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, and (v) the limitations set forth in Section 4.1 and Section 6.4 shall each be proportionately adjusted by the Board as appropriate to maintain the proportionate interest of the Grantees and to preserve the value of outstanding Awards. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Shares or any distribution to holders of Shares of securities or property (other than normal cash dividends or dividends payable in Shares), the Board shall make appropriate adjustments to (i) the number of Shares covered by Awards in the form of Shares or units denominated in Shares, (ii) the exercise price or other price in respect of such Awards, (iii) the appropriate Fair Market Value and other price determinations for such Awards, and (iv) the limitations set forth in Section 4.1 and Section 6.4 to reflect such transaction; provided, however, that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without increasing, the value of such Awards.

(c) In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization, liquidation or other Reorganization Transaction, the Board shall make such adjustments to Awards or other provisions for the disposition of Awards to maintain the proportionate interest of the Grantees and to preserve the value of outstanding Awards, and shall be authorized, in its discretion, (i) to provide for the substitution of a new Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Board determines) for an Award or the assumption of the Award, regardless of whether in a transaction to which Code Section 424(a) applies, (ii) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction, or (iii) to cancel any such Awards and to deliver to the Grantee cash in an amount that the Board shall determine in its sole discretion is equal to the Fair Market Value of such Awards on the date of such event, which in the case of Options or SARs shall be the excess of the Fair Market Value of Shares on such date over the exercise price of such Award.

(d) No adjustment or substitution pursuant to this Section 15.2 shall be made in a manner that results in noncompliance with the requirements of Code Section 409A, to the extent applicable, nor results in the number of Shares subject to any Award denominated in Shares being other than a whole number

(e) In no event shall any adjustment be made without stockholder approval that results in a reduction of the exercise price of Options or SARs.

15.3  Awards Previously Granted.  Notwithstanding any other provision of the Plan to the contrary, but subject to this Article 15 and Section 17.6, no termination, amendment or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Grantee of such Award.

Article 16.

Withholding

16.1  Mandatory Tax Withholding.

(a) Whenever under the Plan Shares are to be delivered upon exercise or payment of an Award, or upon Restricted Shares becoming nonforfeitable, or any other event with respect to rights and benefits hereunder, the Company shall be entitled to require and will accommodate the Grantee’s request if so requested, (x) that the Grantee remit an amount in cash sufficient to satisfy the minimum federal, state, local and foreign tax withholding requirements related thereto (“Tax Withholding”), (y) the withholding of such Tax Withholding from compensation otherwise due to the Grantee or from any Shares or other payment due to the Grantee under the Plan or (z) any combination of the foregoing.

(b) Any Grantee who makes a disqualifying disposition of an Incentive Stock Option granted under the Plan or who makes an election under Code Section 83(b) shall remit to the Company an amount sufficient to satisfy all resulting Tax Withholding; provided, however, that, in lieu of or in addition to the foregoing, the Company shall have the right to withhold such Tax Withholding from compensation otherwise due to the Grantee or from any Shares or other payment due to the Grantee under the Plan.

16.2  Notification under Code Section 83(b).  If the Grantee, in connection with the exercise of any Option, or the grant of Restricted Shares, makes the election permitted under Code Section 83(b) to include in such Grantee’s gross income in the year of transfer the amounts specified in Code Section 83(b), then such Grantee shall notify the Company of such election within 10 days of filing the notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Code Section 83(b). The Plan Committee may, in connection with the grant of an Award or at any time thereafter prior to such an election being made, prohibit a Grantee from making the election described above.

Article 17.
Additional Provisions

17.1  Successors.  All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business or assets of the Company.

17.2  Gender and Number.  Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

17.3  Severability.  If any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any other part of the Plan. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

17.4  Requirements of Law.  The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges as may be required. Notwithstanding any provision of the Plan or any Award, Grantees shall not be entitled to exercise, or receive benefits under, any Award, and the Company shall not be obligated to deliver any Shares or other benefits to a Grantee, if such exercise or delivery would constitute a violation by the Grantee or the Company of any applicable law or regulation.

17.5  Securities Law Compliance.

(a) If the Plan Committee deems it necessary to comply with any applicable securities law, or the requirements of any stock exchange upon which Shares may be listed, the Plan Committee may impose any restriction on Shares acquired pursuant to Awards under the Plan as it may deem advisable. All certificates for Shares delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Plan Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which Shares are then listed, and any applicable securities law, and the Plan Committee may cause a legend or legends to be placed on any such certificates to refer to such restrictions. If so requested by the Company, the Grantee shall represent to the Company in writing that he will not sell or offer to sell any Shares unless a registration statement shall be in effect with respect to such Shares under the Securities Act of 1933 or unless he shall have furnished to the Company evidence satisfactory to the Company, which may include an opinion of counsel, that such registration is not required.

(b) If the Plan Committee determines that the exercise of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any stock exchange upon which any of the Company’s equity securities are then listed, then the Plan Committee may postpone any such exercise or delivery, as applicable, but the Company shall use all reasonable efforts to cause such exercise or delivery to comply with all such provisions at the earliest practicable date.

17.6  Code Section 409A.  It is intended that any Awards under the Plan that are subject to Code Section 409A satisfy the requirements of Code Section 409A and related regulations and Internal Revenue Service and Department of Treasury pronouncements to avoid imposition of applicable taxes thereunder. Thus, notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Code Section 409A and related regulations and Internal Revenue Service and Department of Treasury pronouncements, that Plan provision or Award will be reformed to the extent permissible under Code Section 409A with the intent to avoid imposition of the applicable tax and no action taken to comply with Code Section 409A shall be deemed to adversely affect the Grantee’s rights to an Award.

17.7  No Rights as a Stockholder.  Except as provided in Section 10.3, a Grantee shall not have any rights as a stockholder with respect to the Shares (other than Restricted Shares) which may be deliverable upon exercise or payment of such Award until such shares have been delivered to him. Restricted Shares, whether held by a Grantee or in escrow by the Secretary of the Company, shall confer on the Grantee all rights of a stockholder of the Company, except as otherwise provided in the Plan or an Award Agreement. Unless otherwise determined by the Plan Committee at the time of a grant of Restricted Shares, any cash dividends that become payable on Restricted Shares shall be deferred and, if the Plan Committee so determines, reinvested in additional Restricted Shares. Except as otherwise provided in an Award Agreement, any share dividends and deferred cash dividends issued with respect to Restricted Shares shall be subject to the same restrictions and other terms as apply to the Restricted Shares with respect to which such dividends are issued, including terms as to time and form of payment. The Plan Committee may provide for payment of interest on deferred cash dividends.

17.8  Nature of Payments.  Awards shall be special incentive payments to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for purposes of determining any pension, retirement, death or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance or other employee benefit plan of the Company or any Subsidiary or (b) any agreement between (i) the Company or any Subsidiary and (ii) the Grantee, except as such plan or agreement shall otherwise expressly provide.

17.9  Governing Law.  The Plan and the rights of any Grantee receiving an Award thereunder shall be construed and interpreted in accordance with and governed by the laws of the State of Delaware without giving effect to the principles of the conflict of laws thereof that would result in the application of the laws of any other jurisdiction.

ANNEX C

Composite Copy
As Amended on October 2, 2009

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of July 2, 2009 (this “Agreement”), is among Quest Resource Corporation, a Nevada corporation (“QRC”), Quest Midstream Partners, L.P., a Delaware limited partnership (“QMLP”), Quest Energy Partners, L.P., a Delaware limited partnership (“QELP”), and each of the unitholders of QMLP listed on Schedule I hereto (each a “QMLP Investor” and collectively the “QMLP Investors”).

WHEREAS, on the date of this Agreement, QRC owns of record and beneficially, and has the right to vote, (i) 3,201,521 outstanding common units of QELP (such common units, together with any other common units of QELP acquired by QRC by purchase or otherwise from the date hereof through the termination of this Agreement, are collectively referred to herein as the “Subject QELP Common Units”), (ii) 8,857,981 outstanding subordinated units of QELP (the “Subject QELP Subordinated Units”), (iii) 35,134 outstanding Class A subordinated units of QMLP (the “Subject QMLP Class A Subordinated Units”), and (iv) 4,900,000 outstanding Class B subordinated units of QMLP (the “Subject QMLP Class B Subordinated Units” and, together with Subject QMLP Class A Subordinated Units, the “Subject QMLP Subordinated Units”). The Subject QELP Common Units, the Subject QELP Subordinated Units and the Subject QMLP Subordinated Units shall collectively hereinafter be referred to as the “QRC Subject Units”;

WHEREAS, on the date of this Agreement, the QMLP Investors own of record and beneficially, and have the right to vote, 6,346,888 outstanding common units of QMLP (and each QMLP Investor owns the number of such common units set forth beside such QMLP Investor’s name on Schedule I hereto) (collectively, the “Investor Subject Units”);

WHEREAS, on the date of this Agreement, (1) Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP and The Cushing GP Strategies Fund, LP (collectively, “Swank”) collectively own of record and beneficially, and have the right to vote, 7.5% of the outstanding membership interests of Quest Midstream GP, LLC, a Delaware limited liability company (“QMGP”) and (2) Alerian Opportunity Partners IV, LP and Alerian Opportunity Partners IX, LP (collectively, “Alerian”) collectively own of record and beneficially, and have the right to vote, 7.5% of the outstanding membership interests of QMGP;

WHEREAS, simultaneously with the execution and delivery of this Agreement, QRC, QMLP, QELP, QMGP, Quest Energy GP, LLC, a Delaware limited liability company (“QEGP”), New Quest Holdings Corp., a Delaware corporation (“Holdco”), Quest Resource Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of Holdco (“QRC Merger Sub”), Quest Energy Acquisition, LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of QRC (“QELP Merger Sub”), Quest Midstream Holdings Corp., a Delaware corporation and a wholly-owned direct subsidiary of Holdco (“QMHC”), and Quest Midstream Acquisition, LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of QMAC (“QMLP Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of July 2, 2009 (as amended from time to time, the “Merger Agreement”; capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement), pursuant to which, among other things, (i) QRC Merger Sub will be merged with and into QRC, with QRC surviving as a wholly-owned subsidiary of Holdco (the “QRC Merger”), (ii) QELP Merger Sub will be merged with and into QELP, with QELP surviving as a wholly-owned subsidiary of QRC (the “QELP Merger”), (iii) QMLP will be merged with and into QMLP Merger Sub, with QMLP Merger Sub surviving as a wholly-owned subsidiary of QRC (the “QMLP Merger”), and (iv) promptly after the Effective Time, QMGP will merge with and into QMLP Merger Sub, with QMLP Merger Sub as the surviving entity (the “QMGP Merger”);

WHEREAS, as a condition and inducement to QELP’s and QMLP’s willingness to enter into the Merger Agreement, QRC is entering into this Agreement; and

WHEREAS, as a condition and inducement to QELP’s and QRC’s willingness to enter into the Merger Agreement, the QMLP Investors are entering into this Agreement.

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

SUPPORT AGREEMENT; GRANT OF PROXY

Section 1.01  Support of QELP Merger by QRC.

(a) QRC hereby agrees to vote (or cause to be voted) all Subject QELP Subordinated Units and all Subject QELP Common Units (in each case to the extent a unitholder vote is required and such units held by QRC are entitled to vote on the subject matter) to approve and adopt the Merger Agreement, the QELP Merger and the transactions contemplated by the Merger Agreement at any meeting of the unitholders of QELP, at any adjournment or postponement thereof, and on every action or approval by written consent of unitholders of QELP, at which the Merger Agreement and the QELP Merger are submitted for the consideration and vote of the unitholders of QELP.

(b) QRC hereby agrees to vote (or cause to be voted) all Subject QELP Subordinated Units and all Subject QELP Common Units (in each case to the extent a unitholder vote is required and such units held by QRC are entitled to vote on the subject matter) against any of the following actions (other than in furtherance of the QELP Merger and the transactions contemplated by the Merger Agreement): (i) approval or adoption of any QELP Alternative Proposal or any transaction contemplated by such QELP Alternative Proposal, (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of QELP, (iii) any material change in the capitalization of QELP or its partnership structure, (iv) any sale of all or substantially all of the assets of QELP, (v) any removal of QEGP as the general partner of QELP, (vi) any amendment of the partnership agreement of QELP currently in effect or (vii) any other matters which are intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the QELP Merger or any of the transactions contemplated by the Merger Agreement.

(c) QRC hereby agrees that any agreement binding on QRC (other than the Merger Agreement) that could be construed to limit its rights to enter into this Agreement, perform hereunder, or restrict QELP’s ability to consummate the QELP Merger and the transactions contemplated by the Merger Agreement is hereby amended, without any further action of any party, to the full extent necessary to assure that entering into this Agreement and performance hereunder are permitted under each such agreement without breach thereof; provided that if such amendment requires the consent from a third party, QRC shall use its reasonable best efforts to obtain such consent.

Section 1.02  Support of QMLP Merger by QRC.

(a) QRC hereby agrees to vote (or cause to be voted) all Subject QMLP Subordinated Units to approve and adopt the Merger Agreement, the QMLP Merger and the transactions contemplated by the Merger Agreement at any meeting of the unitholders of QMLP, at any adjournment or postponement thereof, and on every action or approval by written consent of unitholders of QMLP, at which the Merger Agreement and the QMLP Merger are submitted for the consideration and vote of the unitholders of QMLP.

(b) QRC hereby agrees to vote (or cause to be voted) all Subject QMLP Subordinated Units (to the extent a unitholder vote is required and such units held by QRC are entitled to vote on the subject matter) against any of the following actions (other than in furtherance of the QMLP Merger and the transactions contemplated by the Merger Agreement): (i) approval or adoption of any QMLP Alternative Proposal or any transaction contemplated by such QMLP Alternative Proposal, (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of QMLP, (iii) any material change in the capitalization of QMLP or its partnership structure, (iv) any sale of all or substantially all of the assets of QMLP, (v) any removal of QMGP as the general partner of QMLP, (vi) any amendment of the partnership agreement of QMLP currently in effect (the “QMLP Partnership Agreement”) or (vii) any other matters which are intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the QMLP Merger or any of the transactions contemplated by the Merger Agreement.

(c) QRC hereby agrees that any agreement binding on QRC (other than the Merger Agreement) that could be construed to limit its rights to enter into this Agreement, perform hereunder, or restrict QMLP’s ability to consummate the QMLP Merger and the transactions contemplated by the Merger Agreement is hereby amended, without any further action of any party, to the full extent necessary to assure that entering into this Agreement and performance hereunder are permitted under each such agreement without breach thereof; provided that if such amendment requires the consent from a third party, QRC shall use its reasonable best efforts to obtain such consent.

Section 1.03  Support of QMLP Merger by QMLP Investors.

(a) Each QMLP Investor hereby agrees to vote (or cause to be voted) all its Investor Subject Units to approve and adopt the Merger Agreement, the QMLP Merger and the transactions contemplated by the Merger Agreement at any meeting of the unitholders of QMLP, and at any adjournment or postponement thereof, and on every action or approval by written consent of unitholders of QMLP, at which the Merger Agreement and the QMLP Merger are submitted for the consideration and vote of the unitholders of QMLP.

(b) Each QMLP Investor hereby agrees to vote (or cause to be voted) all its Investor Subject Units (to the extent a unitholder vote is required and the units held by such QMLP Investor are entitled to vote on the subject matter) against any of the following actions (other than in furtherance of the QMLP Merger and the transactions contemplated by the Merger Agreement): (i) approval or adoption of any QMLP Alternative Proposal or any transaction contemplated by such QMLP Alternative Proposal, (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of QMLP, (iii) any material change in the capitalization of QMLP or its partnership structure, (iv) any sale of all or substantially all of the assets of QMLP, (v) any removal of QMGP as the general partner of QMLP, (vi) any amendment of the partnership agreement of QMLP currently in effect or (vii) any other matters which are intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the QMLP Merger or any of the transactions contemplated by the Merger Agreement.

(c) Each QMLP Investor hereby agrees that any agreement binding on the QMLP Investors or any of them (including the Amended and Restated Investors’ Rights Agreement, dated as of November 1, 2007 (the “Investors’ Rights Agreement”)) that could be construed to limit their respective rights to enter into this Agreement, perform hereunder, or restrict QMLP’s ability to consummate the QMLP Merger and the transactions contemplated by the Merger Agreement is hereby amended, without any further action of any party, to the full extent necessary to assure that entering into this Agreement and performance hereunder are permitted under each such agreement without breach thereof; provided that if such amendment requires the consent from a third party, the applicable QMLP Investors shall use their respective reasonable best efforts to obtain such consent. Without limiting the generality of the foregoing, each QMLP Investor agrees that it will not exercise its right under Section 3(a) of the Investors’ Rights Agreement to require QMGP to effect a sale of QMLP.

(d) Notwithstanding anything to the contrary in this Agreement, each QMLP Investor hereby agrees that during the term of this Agreement, it will not, and will cause its affiliates and Representatives not to, take any action, directly or indirectly, to (i) amend the QMLP Partnership Agreement or take any other actions to change the voting rights of the unitholders of QMLP in connection with the QMLP Merger or any other transactions contemplated by the Merger Agreement or (ii) create any impediment on its ability to vote its Investor Subject Units in connection with the QMLP Merger or any other transactions contemplated by the Merger Agreement.

Section 1.04  Support of QMGP Merger by Swank and Alerian.  Each of Swank and Alerian hereby approves, authorizes and consents to the QMGP Merger as contemplated by the Merger Agreement and shall take any and all actions and execute and deliver any and all documents necessary to effectuate the QMGP Merger as contemplated by the Merger Agreement.

Section 1.05  Irrevocable Proxies.

(a) QRC hereby irrevocably and unconditionally revokes any and all previous proxies granted with respect to the QRC Subject Units with respect to the matters described in Sections 1.01 and 1.02. By entering into this Agreement, QRC hereby irrevocably and unconditionally (i) grants a proxy to the Chairman of the Board of Directors of QEGP or his designee (the “QELP Units Designee”) as QRC’s attorney-in-fact and proxy, with full power of substitution, for and in QRC’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power on the matters described in, and consistent with the voting requirements of Section 1.01 as the QELP Units

Designee or its proxy or substitute shall, in the QELP Units Designee’s sole discretion, deem proper with respect to the Subject QELP Common Units and the Subject QELP Subordinated Units, and (ii) grants a proxy to the Chairman of the Board of Directors of QMGP or his designee (the “QMLP Units Designee” and together with the QELP Units Designee, the “QRC Designees”) as QRC’s attorney-in-fact and proxy, with full power of substitution, for and in QRC’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power on the matters described in, and consistent with the voting requirements of Section 1.02 as the QMLP Units Designee or its proxy or substitute shall, in the QMLP Units Designee’s sole discretion, deem proper with respect to the Subject QMLP Subordinated Units. The proxy granted by QRC pursuant to this Section 1.05(a) is coupled with an interest and is irrevocable during the term of this Agreement and is granted in consideration of QELP and QMLP entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. QRC shall perform such further acts and execute such further documents as may be required to vest in the QRC Designees the sole power to vote the QRC Subject Units as and to the extent provided for herein. Notwithstanding the foregoing, the proxy granted by QRC shall be deemed to be revoked, without any further action of any party, upon termination of this Agreement in accordance with its terms.

(b) Each QMLP Investor hereby irrevocably and unconditionally revokes any and all previous proxies granted with respect to its Investor Subject Units with respect to the matters described in Section 1.03. By entering into this Agreement, each QMLP Investor hereby irrevocably and unconditionally grants a proxy to the Chairman of the Board of Directors of QEGP or his designee (the “Investor Designee”) as such QMLP Investor’s attorney-in-fact and proxy, with full power of substitution, for and in such QMLP Investor’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power on the matters described in, and consistent with the voting requirements of, Section 1.03 as the Investor Designee or its proxy or substitute shall, in the Investor Designee’s sole discretion, deem proper with respect to such QMLP Investor’s Investor Subject Units. The proxy granted by such QMLP Investor pursuant to this Section 1.05(b) is coupled with an interest and is irrevocable during the term of this Agreement and is granted in consideration of QELP and QRC entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Each QMLP Investor shall perform such further acts and execute such further documents as may be required to vest in Investor Designee the sole power to vote such QMLP Investor’s Investor Subject Units as and to the extent provided for herein. Notwithstanding the foregoing, the proxy granted by each QMLP Investor shall be deemed to be revoked, without any further action of any party, upon termination of this Agreement in accordance with its terms.

Section 1.06  Pledge and Security Agreement.  All obligations of QRC pursuant to this Agreement are subject to QRC’s obligations under the Pledge and Security Agreement, dated November 15, 2007, by QRC for the benefit of Royal Bank of Canada (in its capacity as Administrative Agent and Collateral Agent) (the “Pledge and Security Agreement”). If QRC is required to perform any of its obligations hereunder and, at the time thereof, such performance would require a consent under the Pledge and Security Agreement, QRC shall use its reasonable best efforts to obtain such consent reasonably in advance of the time such performance is required.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF QRC

QRC hereby represents and warrants to QELP, QMLP and the QMLP Investors that:

Section 2.01  Authorization; Binding Effect.  The execution, delivery and performance by QRC of this Agreement and the consummation by QRC of the transactions contemplated hereby are within the corporate powers of QRC and have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by QRC. This Agreement constitutes a valid and binding agreement of QRC enforceable against QRC in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 2.02  Non-Contravention.  The execution, delivery and performance by QRC of this Agreement and the consummation by QRC of the transactions contemplated hereby do not and shall not (i) violate any organizational documents of QRC, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action (other than any required filings under Sections 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which QRC is entitled under any provision of any agreement or other instrument binding on QRC, (iv) result in the imposition of any Liens or claims on any asset of QRC or any of the QRC Subject Units, other than the Liens created by this Agreement, or (v) violate any other agreement, arrangement or instrument to which QRC is a party or by which QRC (or any of its assets) is bound.

Section 2.03  Ownership of QRC Subject Units.  QRC is the record and beneficial owner of, and has the right to vote, the QRC Subject Units, free and clear of any Liens, other than the Liens set forth in the Pledge and Security Agreement. Except for the obligations of QRC under the Pledge and Security Agreement, none of the QRC Subject Units is subject to any voting trust or other agreement, arrangement or instrument with respect to the voting of such QRC Subject Units.

Section 2.04  Total Subject Units.  Except as provided for in the limited partnership agreements of QELP and QMLP currently in effect and the Investors’ Rights Agreement, and except for the QRC Subject Units and units owned of record by QEGP and QMGP, QRC does not (a) beneficially own any (i) common units, subordinated units or other partnership interests of QELP or securities of QELP convertible into or exchangeable for any partnership interests of QELP, or (ii) common units, subordinated units or other partnership interests of QMLP or securities of QMLP convertible into or exchangeable for any partnership interests of QMLP, or (b) have any option to purchase or rights to subscribe for or otherwise acquire any securities of QELP or QMLP and has no other interest in or voting rights with respect to any other securities of QELP or QMLP.

Section 2.05  Reliance by QELP and QMLP.  QRC understands and acknowledges that each of QELP and QMLP is entering into the Merger Agreement in reliance upon QRC’s execution and delivery of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF QMLP INVESTORS

Each QMLP Investor hereby, severally and not jointly (subject to Section 6.16), represents and warrants to QELP, QMLP and QRC that:

Section 3.01  Authorization; Binding Effect.  The execution, delivery and performance by such QMLP Investor of this Agreement and the consummation by such QMLP Investor of the transactions contemplated hereby are within the corporate or similar powers of QMLP Investor and have been duly authorized by all necessary corporate or similar action. This Agreement has been duly executed and delivered by such QMLP Investor. This Agreement constitutes a valid and binding agreement of such QMLP Investor enforceable against such QMLP Investor in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.02  Non-Contravention.  The execution, delivery and performance by such QMLP Investor of this Agreement and the consummation by such QMLP Investor of the transactions contemplated hereby do not and shall not (i) violate any organizational documents of such QMLP Investor, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such QMLP Investor is entitled under any provision of any agreement or other instrument binding on such QMLP Investor, (iv) result in the imposition of any Liens or claims on any asset of such QMLP Investor or any of its Investor Subject Units, other than the Liens created by this Agreement, or (v) violate any other agreement, arrangement or instrument to which such QMLP Investor is a party or by which such QMLP Investor (or any of its assets) is bound.

Section 3.03  Ownership of Investor Subject Units.  Such QMLP Investor is the record and beneficial owner of, and has the right to vote, the number of Investor Subject Units set forth beside such QMLP Investor’s name on Schedule I hereto, free and clear of any Liens. None of such QMLP Investor’s Investor Subject Units is subject to any voting trust or other agreement, arrangement or instrument with respect to the voting of such Investor Subject Units.

Section 3.04  Total Subject Units.  Except for the Investor Subject Units set forth beside such QMLP Investor’s name on Schedule I hereto, such QMLP Investor does not (a) beneficially own any common units, subordinated units or other partnership interests of QMLP or securities of QMLP convertible into or exchangeable for any partnership interests of QMLP or (b) have any option to purchase or rights to subscribe for or otherwise acquire any securities of QMLP and has no other interest in or voting rights with respect to any other securities of QMLP.

Section 3.05  Reliance by QELP and QRC.  Such QMLP Investor understands and acknowledges that each of QELP and QRC is entering into the Merger Agreement in reliance upon such QMLP Investor’s execution and delivery of this Agreement.

ARTICLE 4

COVENANTS OF QRC

QRC hereby covenants and agrees that:

Section 4.01  No Interference; No Transfers.  Except pursuant to the terms of this Agreement and subject to the Pledge and Security Agreement, QRC shall not, without the prior written consent of QELP and QMLP (acting on the recommendation of the Conflicts Committee of the Board of Directors of QEGP and QMGP, respectively), directly or indirectly, (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any QRC Subject Units in a manner inconsistent with the terms of this Agreement, (b) voluntarily take any action that would or is reasonably likely to (i) make any of its representation or warranty contained herein untrue or incorrect in any material respect or (ii) have the effect in any material respect of preventing QRC from performing its obligations under this Agreement or (c) voluntarily sell, assign, transfer, pledge, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, pledge, encumbrance or other disposition of, any QRC Subject Units (and its membership interests in QEGP and QMGP) (including by operation of law) during the term of this Agreement. For purposes of this Agreement, the term “sell” or “sale” or any derivatives thereof shall include (i) a sale, transfer or disposition of record or beneficial ownership, or both and (ii) a short sale with respect to the subject securities or substantially identical property, entering into or acquiring a futures or forward contract to deliver the subject securities or substantially identical property or entering into any transaction that has the same effect as any of the foregoing.

ARTICLE 5

COVENANTS OF QMLP INVESTORS

Each QMLP Investor hereby covenants and agrees that:

Section 5.01  No Interference; No Transfers.  Except pursuant to the terms of this Agreement, such QMLP Investor shall not, without the prior written consent of QELP and QRC, directly or indirectly, (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Investor Subject Units in a manner inconsistent with the terms of this Agreement, (b) voluntarily take any action that would or is reasonably likely to (i) make any of its representation or warranty contained herein untrue or incorrect in any material respect or (ii) have the effect in any material respect of preventing such QMLP Investor from performing its obligations under this Agreement or (c) voluntarily sell, assign, transfer, pledge, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, pledge, encumbrance or other disposition of, any Investor Subject Units (and, with respect to each of Swank and Alerian, its membership interests in QMGP) (including by operation of law) during the term of this Agreement.

Section 5.02  Other Offers.  Except as permitted by the Merger Agreement, each QMLP Investor shall not, directly or indirectly, (a) initiate, solicit, encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, a QMLP Alternative Proposal, (b) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to, QMLP and its Subsidiaries, in connection with, or have any discussions with any person relating to, an actual or proposed QMLP Alternative Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement a QMLP Alternative Proposal, (c) endorse or recommend any QMLP Alternative Proposal, (d) endorse or recommend or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any QMLP Alternative Proposal or (e) propose or agree to do any of the foregoing.

Section 5.03  Disclosure of Interest.  Each QMLP Investor hereby agrees to permit QELP, QMLP or QRC, as applicable, to publish and disclose in the Form S-4 and the Proxy Statement/Prospectus (and any other announcement which may be issued in accordance with the terms of the Merger Agreement) and any other filing required with the Securities and Exchange Commission, NASDAQ or any other foreign or United States governmental authority, such QMLP Investor’s identity and the number of its Investor Subject Units and a description of such QMLP Investor’s commitments under this Agreement and may make public a copy of this Agreement.

ARTICLE 6

MISCELLANEOUS

Section 6.01  Termination.  This Agreement shall terminate upon the earliest to occur of (a) the QMGP Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the execution and delivery of any amendment to or waiver of a material term or condition of the Merger Agreement in a manner adverse to QRC without the prior written consent of QRC and (d) the execution and delivery of any amendment to or waiver of a material term or condition of the Merger Agreement in a manner adverse to the QMLP Investors without the prior written consent of the QMLP Investors holding a majority of the Investor Subject Units. In the event of termination of this Agreement as provided in this Section 6.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party to this Agreement, other than this Article 6, each of which shall survive the termination of this Agreement; provided, however, nothing herein will relieve any party from liability for any willful breach engaged in prior to such termination of any representation, warranty or covenant set forth in this Agreement.

Section 6.02  Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

if to QRC, at:

Quest Resource Corporation
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
Attention: President
Facsimile No.: 405-840-9897

with a copy, which shall not constitute notice for purposes hereof, to:

Stinson Morrison Hecker, LLP
1201 Walnut
Suite 2900
Kansas City, Missouri 64106
Attention: Patrick Respeliers
Facsimile No.: (816) 691-3495

if to QELP, at:

Quest Energy Partners, L.P.
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
Attention: President
Facsimile No.: 405-840-9897

with a copy, which shall not constitute notice for purposes hereof, to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

Attention:	Scott J. Davis
William R. Kucera
Facsimile No.: (312) 701-7711

if to QMLP, at:

Quest Midstream Partners, L.P.
210 Park Avenue
Suite 2750
Oklahoma City, Oklahoma 73102
Attention: President
Facsimile No.: 405-840-9897

with a copy, which shall not constitute notice for purposes hereof, to:

Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002

Attention:	Joshua Davidson
Laura Tyson
Facsimile No.: (713) 229-1522

if to QMLP Investors, to the address set forth beside each Investor’s name on Schedule I hereto,

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

Section 6.03  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 6.04  Entire Agreement.  This Agreement and the schedules and exhibits to this Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 6.05  Amendments.  To be effective, any amendment or modification hereto must be in a written document each party has executed and delivered to the other parties.

Section 6.06  Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

Section 6.07  Counterparts.  This Agreement, and any amendment or modification hereto, may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 6.08  Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 6.09  Definitions; Interpretation.

(a) In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b) “beneficially own” or “beneficial ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities beneficially owned by a person include securities beneficially owned by all affiliates of such person and all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Notwithstanding the foregoing, for purposes of this Agreement, securities owned of record by affiliates of any QMLP Investor shall not be deemed to be beneficially owned by such QMLP Investor, and such QMLP Investor shall be deemed to beneficially own only the securities it holds of record.

(c) Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 6.10  Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 6.11  Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 6.12  Consent to Jurisdiction and Venue; Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 6.12, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.13  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.14  No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 6.15  No Restraint on Director Action.  Notwithstanding anything to the contrary in this Agreement, QRC and QELP hereby acknowledge and agree that no provision in this Agreement shall limit or otherwise restrict any Representative of any QMLP Investor who is serving on the Board of Directors of QMGP (“QMLP Investor Director”) with respect to any act or omission that such QMLP Investor Director may undertake or authorize in his or her capacity as a director of QMGP or any Subsidiary thereof, including any vote that such individual may make as a director of QMGP with respect to any matter presented to the Board of Directors of QMGP. The agreements set forth in this Agreement shall in no way restrict any such QMLP Investor Director in the exercise of his or her duties as a director of QMGP or any Subsidiary thereof. No action taken by such QMLP

Investor Director in his or her capacity as a director of QMGP or any Subsidiary thereof shall be deemed to constitute a breach of any provision of this Agreement.

Section 6.16  Joint and Several Liability.  Notwithstanding anything to the contrary contained in this Agreement, for purposes of this Agreement the QMLP Investors that are affiliates of each other shall be treated as one party such that the obligations of such QMLP Investors hereunder shall be joint and several.

(Intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have cause this Agreement to be duly executed as of the date and year first above written.

QUEST RESOURCE CORPORATION

By:
/s/  David Lawler
Name:     David Lawler

Title:	President and Chief Executive Officer

QUEST MIDSTREAM PARTNERS, L.P.

By:	Quest Midstream GP, LLC,
its General Partner

By:
/s/  David Lawler
Name:     David Lawler

Title:	President and Chief Executive Officer

QUEST ENERGY PARTNERS, L.P.

By:	Quest Energy GP, LLC,
its General Partner

By:
/s/  Gary Pittman
Name:     Gary Pittman

Title:	Chairman of the Board of Directors of
Quest Energy GP, LLC

SWANK MLP CONVERGENCE FUND, LP

By:	SWANK ENERGY INCOME ADVISORS, L.P.
Its General Partner

By:	SWANK CAPITAL, LLC
Its General Partner

By:
/s/  Jerry V. Swank
Jerry V. Swank
Manager

[Signature page to Support Agreement]

THE CUSHING MLP OPPORTUNITY FUND I, LP

By:	CARBON COUNTY PARTNERS I, LP
Its General Partner

By:	CARBON COUNTY GP I, LLC
Its General Partner

By:
/s/  Jerry V. Swank
Jerry V. Swank
Manager

BEL AIR MLP ENERGY INFRASTRUCTURE FUND, LP

By:	SWANK ENERGY INCOME ADVISORS, L.P.
its investment advisor

By:	SWANK CAPITAL, LLC
Its General Partner

By:
/s/  Jerry V. Swank
Jerry V. Swank
Manager

TORTOISE CAPITAL RESOURCES CORPORATION

By:
/s/  Edward Russell
Edward Russell
President

TORTOISE GAS AND OIL CORPORATION

By:
/s/  Edward Russell
Edward Russell
President

KAYNE ANDERSON ENERGY
DEVELOPMENT COMPANY

By:
/s/  James C. Baker
James C. Baker
Executive Vice President

[Signature page to Support Agreement]

ALERIAN OPPORTUNITY PARTNERS IV, LP

By:	Alerian Opportunity Advisors IV, LLC
Its General Partner

By:
/s/  Gabriel Hammond
Gabriel Hammond
Managing Member

ALERIAN OPPORTUNITY PARTNERS IX, LP

By:	Alerian Opportunity Advisors IX, LLC
Its General Partner

By:
/s/  Gabriel Hammond
Gabriel Hammond
Managing Member

ALERIAN CAPITAL PARTNERS, LP

By:	Alerian Capital Advisors, LLC
Its General Partner

By:
/s/  Gabriel Hammond
Gabriel Hammond
Managing Member

ALERIAN FOCUS PARTNERS, LP

By:	Alerian Focus Advisors, LLC
Its General Partner

By:
/s/  Gabriel Hammond
Gabriel Hammond
Managing Member

[Signature page to Support Agreement]

SCHEDULE I
QMLP INVESTORS

		Common Units
Entity	Address for Notice	Held of Record

Swank MLP Convergence Fund, LP	Swank Capital, LLC Oak Lawn Avenue, Suite 650 Dallas, TX 75219	592,497

The Cushing MLP Opportunity Fund I, LP	Swank Capital, LLC Oak Lawn Avenue, Suite 650 Dallas, TX 75219	1,078,470

Bel Air MLP Energy Infrastructure Fund, LP	Swank Capital, LLC Oak Lawn Avenue, Suite 650 Dallas, TX 75219	154,564

Tortoise Capital Resources Corporation	Tortoise Capital Resources Corporation 10801 Mastin Blvd. Suite 222 Overland Park, KS 66210	1,216,881

Tortoise North American Energy Corporation (as successor to Tortoise Gas and Oil Corporation)	Tortoise North American Energy Corporation 11550 Ash Street, Suite 300 Leawood, KS 66211	479,150

Kayne Anderson Energy Development Company, as successor to KED MME Investment Partners, L.P.	Kayne Anderson Energy Development Company 1800 Avenue of the Stars, Second Floor Los Angeles, CA 90067	360,650

Alerian Opportunity Partners IV, LP	Alerian Capital Management LLC 2100 McKinney Avenue 18th Floor Dallas, TX 75201	1,949,461

Alerian Opportunity Partners IX, LP	Alerian Capital Management LLC 2100 McKinney Avenue 18th Floor Dallas, TX 75201	352,922

Alerian Capital Partners LP	Alerian Capital Management LLC 2100 McKinney Avenue 18th Floor Dallas, TX 75201	123,652

Alerian Focus Partners LP	Alerian Capital Management LLC 2100 McKinney Avenue 18th Floor Dallas, TX 75201	38,641

	Total	6,346,888

Sch-1

ANNEX D

July 2, 2009

Quest Resource Corporation
210 Park Ave.
Suite 2750
Oklahoma City, Oklahoma 73102

Members of the Board of Directors:

We understand that New Quest Holdings Corp., a Delaware corporation (“Holdco”), Quest Resource Corporation, a Nevada corporation (“QRC”), Quest Midstream Partners, L.P., a Delaware limited partnership (“QMLP”), Quest Energy Partners, L.P., a Delaware limited partnership (“QELP”), Quest Midstream GP, LLC, a Delaware limited liability company (“QMGP”), Quest Energy GP, LLC, a Delaware limited liability company (“QEGP”), Quest Resource Acquisition Corp., a Delaware corporation (“QRC Merger Sub”), Quest Energy Acquisition, LLC, a Delaware limited liability company (“QELP Merger Sub”), Quest Midstream Holdings Corp., a Delaware corporation (“QMHC”), and Quest Midstream Acquisition, LLC, a Delaware limited liability company (“QMLP Merger Sub”, together with Holdco, QRC, QMLP, QELP, QMGP, QEGP, QRC Merger Sub, QELP Merger Sub and QMHC, the “Transaction Parties”), propose to enter into an Agreement and Plan of Merger, substantially in the form as drafted on June 23, 2009 (the “Merger Agreement”) in which QRC, QELP and QMLP desire to restructure their businesses on the terms and conditions set forth in the Merger Agreement. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. In connection with the transactions contemplated by the Merger Agreement, specifically the QRC Merger, the holders of shares of common stock, par value $0.001 per share, of QRC (“QRC Common Stock”) issued and outstanding immediately prior to the Effective Time shall have the right to receive .0575 validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Holdco (“Holdco Common Stock”) in exchange for each such share of QRC Common Stock (the “Transaction”).

You have asked for our opinion as to the fairness, from a financial point of view, of the consideration to be received by holders of QRC Common Stock (“QRC Common Stockholders”) in the Transaction. We do not express any opinion on any other term or aspect of the Merger Agreement or the transactions contemplated thereby. Additionally, we have not been asked to, nor do we, offer any opinion as to the terms, other than the aforementioned consideration to be received by the QRC Common Stockholders expressly addressed in this opinion, of the Merger Agreement or the form of the transactions contemplated thereby.

For purposes of the opinion set forth herein, we have:

i. reviewed certain publicly available historical financial statements, and other business and financial data of QRC, including information contained on the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2008;

ii. reviewed certain publicly available historical financial statements, and other business and financial data of QELP, including information contained on the Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2008;

iii. reviewed certain historical and projected internal financial statements and other financial and operating data of QRC, QELP and QMLP prepared by the management and staff of QRC;

iv. discussed the past, current and projected financial and operating data of QRC, QELP and QMLP with senior executives of QRC;

v. reviewed certain oil and gas reserve data furnished to us by QRC, including estimates of proved reserves of QRC and QELP prepared by QRC and audited by the independent engineering firm of Cawley, Gillespie & Associates, Inc. (“CGA”) with an effective date of December 31, 2008, and estimates of proved reserves of QRC and QELP prepared by QRC provided to us on June 26, 2009;

vi. compared the financial performance of QRC, QELP and QMLP with that of certain publicly-traded companies deemed comparable to QRC, QELP and/or QMLP;

vii. reviewed the financial terms, to the extent publicly available, of certain other business combinations and other transactions that we deemed relevant;

viii. reviewed documentation relating to the Transaction including, but not limited to, the Merger Agreement, in the form as drafted on June 29, 2009, and the QRC Disclosure Letter, in the form as drafted on June 28, 2009; and

ix. performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon the accuracy, reasonableness and completeness of the information supplied or otherwise made available to us by QRC and reviewed by us for the purposes of this opinion without assuming responsibility for, or independently verifying, the information. With respect to the internal financial statements, other information and data provided by QRC or otherwise reviewed by or discussed with us, the potential pro forma financial effects of, and strategic implications and operational benefits resulting, from the Transaction, upon your advice, we have assumed that such forecasts and other information and data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management, as to the future financial performance, such strategic implications and operational benefits and the other matters covered thereby. Further, we have assumed that the financial results (including potential strategic implications and operational benefits anticipated to result from the Transaction) reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected. We have also assumed that there has been no material change in QRC’s, QELP’s and QMLP’s assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of QRC, QELP or QMLP. We have further relied upon the assurances of management that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. We have not made any independent inspection or appraisal of the assets or liabilities of QRC, QELP or QMLP nor, except for the estimates of proved oil and gas reserves referred to above, have we been furnished with any such appraisals. Please note that QRC and QELP reserve estimates audited by CGA are as of December 31, 2008 and any updates for more current pricing and/or production information provided to us have not been audited. Such updated information, if audited, could result in material differences in such estimates and the conclusions reached by us. Furthermore, for purposes of rendering this opinion, we have assumed that, in all respects material to our analysis, the representations and warranties of the Transaction Parties in the Merger Agreement provided to us are true and correct, the Transaction Parties each will perform all of its covenants and agreements as contemplated by the Merger Agreement, the QRC Surviving Entity will hold a de minimis amount of equity, if any, in Holdco as a result of the Transaction, and the Transaction will be consummated in accordance with the terms of the most recent version of the Merger Agreement provided to us, without any material waiver, modification or amendment of any term, condition or agreement. We also have assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the Transaction will be obtained without any undue delay and without any adverse effect on QRC, any of the other Transaction Parties, the QRC Common Stockholders or the expected benefits of the Transaction. Further, we have assumed that the Transaction will not result in the default or acceleration of any obligations under material agreements of the Transaction Parties. We did not participate in the discussions concerning the Transaction among the Transaction Parties, their respective affiliates and their representatives. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of July 2, 2009, except for the aforementioned estimates of proved oil and gas reserves which are both based on conditions that existed on June 26, 2009. All of our assumptions made in connection with the delivery of this opinion have been approved and consented to by QRC.

We are acting as an advisor to the Board of Directors of QRC and will receive a fee for rendering our opinion, which fee is not contingent on the completion of the Transaction. In addition, QRC has agreed to indemnify us for certain liabilities that may arise out of, and also to reimburse us for certain expenses associated with, rendering this opinion. We understand QRC is relying on its own legal counsel, tax and accounting advisors or other qualified professionals as to legal, tax, regulatory and accounting matters in connection with the Transaction. We have not been asked to consider, and this opinion does not address, any tax, legal, regulatory or accounting matters relating to the Transaction. We express no opinion as to the fairness of the amount or nature of any compensation to be received by any of QRC’s officers, directors, or any class of such persons, relative to the compensation to be received by public QRC Common Stockholders. We express no opinion as to the value at which Holdco Common Stock or QRC Common Stock will trade at any time, as to whether the Holdco Common Stock will be listed on a securities exchange or otherwise freely tradable or as to the value of Holdco Common Stock when issued. We did not utilize a fairness committee to review this opinion.

Except as it relates to the Transaction and delivery of this opinion, we have not performed investment banking services for QRC in the past. In the ordinary course of our business, we (and our affiliates) may actively trade in the securities of QRC and/or QELP for our own account and the accounts of our customers and, accordingly, may at any time hold a significant long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of QRC only and may not be used for any other purpose or relied on by any other person or entity without our prior written consent. Further, this letter is not a recommendation to the QRC Common Stockholders on how to vote or act with respect to the Transaction or any related matter. Notwithstanding the preceding sentences, this opinion may be referred to or included in its entirety in any materials sent to the QRC Common Stockholders by QRC in connection with the Transaction, but may not be relied upon by such stockholders. In addition, this opinion does not address the relative merits of the Transaction or any alternatives to the Transaction, QRC’s underlying decision to proceed with or effect the Transaction or any other aspect of the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, we are of the opinion on the date hereof that the consideration to be received by the QRC Common Stockholders in the Transaction is fair, from a financial point of view, to the QRC Common Stockholders. We assume no obligation to update, revise or affirm our opinion, and expressly disclaim any responsibility to do so, based on circumstances, developments or events occurring after the date hereof.

Very truly yours,

MITCHELL ENERGY ADVISORS, LLC

By:	/s/ Michael W. Mitchell
Michael W. Mitchell
Senior Managing Director and Principal

By:	/s/ Michael P. Taylor
Michael P. Taylor
Managing Director and Principal

ANNEX E

July 2, 2009

Conflicts Committee of the Board of Directors
of Quest Energy GP, LLC, acting in its capacity as the
general partner of Quest Energy Partners, L.P.
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

Members of the Conflicts Committee:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that Quest Energy Partners, L.P. (“QELP”) is contemplating entering into an Agreement and Plan of Merger (the “Merger Agreement”) with New Quest Holdings Corp. (“Holdco”), Quest Resource Corporation (“QRC”), Quest Midstream Partners, L.P. (“QMLP”), Quest Midstream GP, LLC (“QMGP”), Quest Energy GP, LLC (“QEGP”), Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC (“QELP Merger Sub”), Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC, pursuant to which QELP Merger Sub will be merged with and into QELP with QELP continuing as the surviving entity, and the holders of common units of QELP issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (the “QELP Common Units” which shall exclude for purposes of our opinion QELP common units to be canceled without payment of any consideration therefore pursuant to Section 4.1 of the Merger Agreement) shall be converted into the right to receive 0.2859 (the “QELP Exchange Ratio”) validly issued, fully paid and nonassessable shares of Holdco’s common stock, par value $.01 per share, in exchange for each such QELP Common Unit, subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement (the “QELP Merger”). For purposes of our opinion, we have assumed that the QELP Exchange Ratio is 0.2859, and that the QRC Exchange Ratio and QMLP Exchange Ratio (each as defined in the Merger Agreement) are 0.0575 and 0.4033, respectively, after adjusting for QRC’s interest in QELP and ownership of QEGP and QMGP.

You have requested Stifel Nicolaus’ opinion as to the fairness, from a financial point of view, to the holders of QELP Common Units (other than QRC, QEGP and their respective affiliates) of the QELP Exchange Ratio to be utilized in the QELP Merger pursuant to the Merger Agreement.

In connection with our opinion, we have, among other things:

(i)	reviewed and analyzed a draft copy of the Merger Agreement dated July 2, 2009;

(ii)	reviewed and analyzed the audited consolidated financial statements of each of QELP and QRC contained in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and the respective unaudited consolidated financial statements of each of QELP and QRC;

(iii)	reviewed and analyzed certain other publicly available information concerning QELP, QRC and QMLP;

(iv)	reviewed and analyzed certain internal information, primarily financial in nature, concerning the cash flows, production and reserves derived from QELP, QRC and QMLP;

(v)	Reviewed and analyzed third party reserve reports for QELP and QRC dated December 31, 2008 and adjusted by management as of June 25, 2009;

(vi)	held meetings and discussions with QELP, QRC and QMLP concerning their respective past, current and expected future cash flows, production and reserves and other matters;

(vii)	reviewed the reported prices and trading activity of the publicly traded equity securities of QELP and QRC;

(viii)	analyzed the present value of the future cash flows expected to be generated by QELP, QRC and QMLP under different commodity price scenarios;

Conflicts Committee of the Board of Directors of Quest Energy GP, LLC, acting in its capacity as the general partner of Quest Energy Partners, L.P.
July 2, 2009

(ix)	reviewed and analyzed certain publicly available financial and stock market data and pricing metrics for selected publicly traded partnerships and corporations that we considered may have relevance to our inquiry;

(x)	reviewed the financial terms and valuation metrics, to the extent publicly available, of certain energy industry acquisitions and merger transactions that we considered may have relevance to our inquiry; and

(xi)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion.

In connection with our review, we relied upon and assumed, without independent verification, the accuracy and completeness of all financial, production, reserve, cash flow and other information that was made available, supplied, or otherwise communicated to Stifel Nicolaus by or on behalf of QELP, QRC, QMLP or their respective advisors, or that was otherwise reviewed by Stifel Nicolaus, and have not assumed any responsibility for independently verifying any of such information. With respect to any financial forecasts supplied to us by QELP, QRC and QMLP (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of such entities as to their respective future operating and financial performance, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic, market and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. We have further relied upon the assurances by QELP, QRC and QMLP that they are unaware of any facts that would make their respective information incomplete or misleading. Stifel Nicolaus assumed, with the consent of QELP, QRC and QMLP, that any material liabilities (contingent or otherwise, known or unknown), if any, relating to such entities, respectively, have been disclosed to Stifel Nicolaus.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, reserves, production levels, business or prospects of QELP, QRC and QMLP since the date of their respective financial statements for the period ended December 31, 2008. Stifel Nicolaus has not been requested to make, and has not made, an independent evaluation or appraisal of the reserve, production and cash flow forecasts of QELP, QRC or QMLP, any other of their respective assets or liabilities. Estimates of values of companies and reserves, production and cash flow forecasts do not purport to be appraisals or necessarily reflect the prices at which the companies, reserves, production, leases or other assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. Stifel Nicolaus has relied upon Cawley, Gillespie & Associates, Inc.’s professional judgment as to the reasonableness of the reserve, production and cash flow forecasts (and the assumptions and bases therein) included in QELP’s and QRC’s respective reserve reports, and we have assumed such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Cawley, Gillespie & Associates, Inc. as to the future production of QELP’s and QRC’s respective assets, and that they provided a reasonable basis upon which we could form our opinion. We relied on advice of counsel to QELP as to certain legal and tax matters with respect to QELP, the QELP Merger and the Merger Agreement. Stifel Nicolaus has relied on the reserve, production and cash flow forecasts without independent verification or analysis and does not, in any respect, assume any responsibility for the accuracy or completeness thereof.

We are not legal, tax, regulatory or bankruptcy advisors. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of QELP, QRC or any other party to the Merger Agreement.

Conflicts Committee of the Board of Directors of Quest Energy GP, LLC, acting in its capacity as the general partner of Quest Energy Partners, L.P.
July 2, 2009

Our opinion is limited to whether the QELP Exchange Ratio is fair to the holders of QELP Common Units, from a financial point of view. Our opinion does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by QELP, QEGP or QEGP’s Board of Directors (the “Board”) or the Conflicts Committee of the Board (the “Committee”); (ii) the legal, tax or accounting consequences of the QELP Merger or any related transactions on QELP or the holders of QELP Common Units; (iii) the fairness of the amount or nature of any compensation to any of QELP’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of QELP Common Units; (iv) any advice or opinions provided by Tudor, Pickering, Holt & Co. Securities Inc., Mitchell Energy Advisors, LLC, Morgan Stanley & Co. Incorporated or any other advisor to QELP, QRC, QMLP, or any other party to the Merger Agreement; (v) the treatment of, or effect of the QELP Merger or any related transactions on, QELP Restricted Awards or any other class of securities of QELP other than the QELP Common Units, or any securities of any other party to the Merger Agreement; (vi) the QRC Merger, the QMLP Merger, the QELP Conversion, the QMLP Conversion, the QMGP Merger, the QEGP Merger, the Support Agreement, the QRC Rights Agreement or the Intercompany Agreements (each as defined in the Merger Agreement) or any agreement, transaction or matter contemplated by the Merger Agreement other than the QELP Merger; (vii) the fairness or reasonableness of the QRC Exchange Ratio or QMLP Exchange Ratio; or (viii) any environmental claims, hazards, issues or matters relating to QELP or any other party to the Merger Agreement (of which we have assumed there are none). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which QELP’s and QRC’s equity securities will trade following public announcement or consummation of the QELP Merger or any related transactions.

Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us by QELP and the other parties to the Merger Agreement or their respective advisors as of the date hereof. It is understood that subsequent developments may affect the conclusions reached in this opinion, and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm this opinion. We have also assumed that the QELP Merger and related transactions will be consummated on the terms and conditions described in the draft Merger Agreement, without any anti-dilution or other adjustments to the QELP Exchange Ratio or any waiver of material terms or conditions by QELP or any other party, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the QELP Merger or any related transactions will not have a material adverse effect on QELP or any other party to the Merger Agreement or their respective equity securities. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft Merger Agreement that we reviewed. We have further assumed, with your consent, that there are no factors that would delay, or subject to any adverse conditions, any necessary regulatory or governmental approvals, and that all conditions to the QELP Merger and related transactions will be satisfied and not waived.

Stifel Nicolaus has served as exclusive financial advisor to the Committee in connection with the QELP Merger and related matters and in connection therewith was paid a one-time financial advisory retainer fee (the “Initial Retainer Fee”) upon execution of its engagement letter agreement with the Committee and QELP dated January 15, 2009 (as amended, the “Engagement Letter”) and a monthly retainer fee for six months thereafter (the “Monthly Retainer Fees”). We will also receive a fee upon the delivery of this opinion which is not contingent upon closing or consummation of the QELP Merger. In addition, QELP has agreed to indemnify us for certain liabilities arising out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the QELP Merger. Stifel Nicolaus served as a co-managing underwriter in QELP’s initial public offering of securities in November 2007 and as a co-managing underwriter in a public offering of equity securities by QRC in July 2008, in each case for which we received customary compensation. Stifel Nicolaus also provided a fairness opinion to the Conflicts Committee of the Board of Directors of QELP in June 2008 in connection with a sale by QRC to QELP of certain assets, for which Stifel Nicolaus received customary compensation. There are no other material relationships that existed during the two years prior to the date of this opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the Merger

Conflicts Committee of the Board of Directors of Quest Energy GP, LLC, acting in its capacity as the general partner of Quest Energy Partners, L.P.
July 2, 2009

Agreement. Stifel Nicolaus may seek to provide investment banking services to QELP and the other parties to this Merger Agreement or their respective affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel Nicolaus makes a market in the equity securities of QELP and QRC, accordingly, Stifel Nicolaus or its clients may at any time hold a long or short position in such securities.

It is understood that this letter is solely for the information of, and directed to, the Committee for its information and assistance in connection with its evaluation of the financial terms of the QELP Merger. Our opinion does not constitute a recommendation to QELP, QEGP, the Board or the Committee as to whether QELP or QEGP should enter into the Merger Agreement or effect the QELP Merger or any other transaction contemplated by the Merger Agreement, or to any holder of QELP Common Units as to how such holder should vote at any unitholders’ meeting at which the QELP Merger or any related transactions are considered, or whether or not such holder should enter into a voting or unitholders’ agreement in connection with the QELP Merger or any related transactions, or exercise any dissenters’ or appraisal rights that may be available to such holder. Our opinion does not compare the relative merits of the QELP Merger or any related transactions with those of any other transaction or business strategy which may have been available to or considered by the Committee, the Board, QELP or QEGP as alternatives to the QELP Merger and related transactions and does not address the underlying business decision of the Committee, the Board, QELP or QEGP to proceed with or effect the QELP Merger or any related transactions. We were not requested to, and we did not, explore alternatives to the QELP Merger and related transactions or solicit the interest of any other parties in pursuing a transaction with QELP.

Stifel Nicolaus’ Fairness Opinion Committee has approved the issuance of this opinion. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities or to seek approval for the QELP Merger or any related transactions, nor shall this letter be used for any other purposes, without the prior written consent of Stifel Nicolaus, except as otherwise expressly agreed in the Engagement Letter.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the QELP Exchange Ratio to be utilized in the QELP Merger pursuant to the Merger Agreement is fair to the holders of QELP Common Units (other than QRC, QEGP and their respective affiliates), from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

/s/  Stifel, Nicolaus & Company, Incorporated

ANNEX F

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K/A
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

Commission file number: 0-17371

QUEST RESOURCE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Nevada	90-0196936
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

210 Park Avenue, Suite 2750 Oklahoma City, Oklahoma (Address of Principal Executive Offices)	73102 (Zip Code)

Registrant’s telephone number, including area code:
405-600-7704

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Stock	NASDAQ Global Market
Series B Junior Participating Preferred Stock Purchase Rights	NASDAQ Global Market

Securities Registered Pursuant to Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐     No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐     No ☑

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the last reported sale of the registrant’s common stock on June 30, 2008, the last business day of the registrant’s most recently completed second fiscal quarter, at $11.41 per share was $221,824,377. This figure assumes that only the directors and officers of the registrant, their spouses and controlled corporations were affiliates. There were 31,867,527 shares outstanding of the registrant’s common stock as of May 15, 2009.

DOCUMENTS INCORPORATED BY REFERENCE
None

EXPLANATORY NOTE TO AMENDMENT NO. 1

This Amendment No. 1 on Form 10-K/A (the “Amendment”) to the Annual Report on Form 10-K, originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2009 (the “Original Filing”), of Quest Resource Corporation (the “Company”) is being filed to correct an error identified in July 2009 related to the incorrect classification of realized gains on commodity derivative instruments during the year ended December 31, 2008. This error resulted in an understatement of revenue and an overstatement of the gain from derivative financial instruments by approximately $14.6 million for the year ended December 31, 2008 of which $2.4 million, $17.8 million, $15.1 million and $(20.7) million related to the quarters ended March 31, June 30, September 30, and December 31, 2008, respectively. The error had no effect on net income (loss), net income (loss) per share, stockholders’ equity or the Company’s Consolidated Balance Sheet, Consolidated Statement of Cash Flows or Consolidated Statement of Stockholders’ Equity as of and for the year ended December 31, 2008, or any of the interim periods during 2008. In accordance with the guidance in Staff Accounting Bulletin No. 99, “Materiality,” management evaluated this error from a quantitative and qualitative perspective and concluded it was not material to any period.

This Amendment sets forth the Original Filing in its entirety; however, this Amendment only amends (i) amounts and disclosures related to the above error within the consolidated financial statements and elsewhere within the Original Filing; (ii) disclosures for certain events occurring subsequent to the Original Filing as identified in Note 4 — Long-Term Debt and Note 19 — Subsequent Events, and (iii) other insignificant items to correct for certain typographical and other minor errors identified within the Original Filing. Except as set forth in the preceding sentence, the Company has not modified or updated disclosures presented in the original filing to reflect events or developments that have occurred after the date of the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that have occurred or facts that have become known to us after the date of the Original Filing (other than as discussed above), and such forward-looking statements should be read in their historical context. This Amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the Original Filing, including any amendments to those filings.

In addition, in accordance with applicable SEC rules, this Amendment includes currently-dated certifications from our Chief Executive Officer and President, who is our principal executive officer, and our Chief Financial Officer, who is our principal financial officer, in Exhibits 31.1, 31.2, 32.1 and 32.2.

2

EXPLANATORY NOTE TO ANNUAL REPORT

This Annual Report on Form 10-K/A for the year ended December 31, 2008 includes restated and reaudited consolidated financial statements for Quest Resource Corporation (“QRCP” or the “Company”) as of December 31, 2007 and 2006 and for the periods ended December 31, 2007, 2006 and 2005. QRCP recently filed (i) an amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2008 including restated consolidated financial statements as of March 31, 2008 and for the three month periods ended March 31, 2008 and 2007; (ii) an amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2008 including restated consolidated financial statements as of June 30, 2008 and for the three and six month periods ended June 30, 2008 and 2007; and (iii) a Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 including consolidated financial statements for the three and nine month periods ended September 30, 2008 and 2007.

Investigation — On August 22, 2008, in connection with an inquiry from the Oklahoma Department of Securities, the boards of directors of QRCP, Quest Energy GP, LLC (“Quest Energy GP”), the general partner of Quest Energy Partners, L.P. (NASDAQ: QELP) (“Quest Energy” or “QELP”), which is a publicly traded limited partnership controlled by QRCP, and Quest Midstream GP, LLC (“Quest Midstream GP”), the general partner of Quest Midstream Partners, L.P. (“Quest Midstream” or “QMLP”), a private limited partnership controlled by QRCP, held a joint working session to address certain unauthorized transfers, repayments and re-transfers of funds (the “Transfers”) to entities controlled by their former chief executive officer, Mr. Jerry D. Cash.

A joint special committee comprised of one member designated by each of the boards of directors of QRCP, Quest Energy GP, and Quest Midstream GP was immediately appointed to oversee an independent internal investigation of the Transfers. In connection with this investigation, other errors were identified in prior year financial statements and management and the board of directors concluded that the Company had material weaknesses in its internal control over financial reporting. As of December 31, 2008, these material weaknesses continued to exist.

As reported on a Current Report on Form 8-K filed on January 2, 2009, on December 31, 2008, the board of directors of QRCP determined that the audited consolidated financial statements of QRCP as of and for the years ended December 31, 2007, 2006 and 2005 and QRCP’s unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon.

Restatement and Reaudit — In October 2008, QRCP’s audit committee engaged a new independent registered public accounting firm to audit the Company’s consolidated financial statements for 2008 and, in January 2009, engaged them to reaudit the Company’s consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

The restated consolidated financial statements included in this Form 10-K/A correct errors in a majority of the financial statement line items in the previously issued consolidated financial statements for all periods presented. The most significant errors (by dollar amount) consist of the following:

•	The Transfers, which were not approved expenditures of QRCP, were not properly accounted for as losses.

•	Hedge accounting was inappropriately applied for QRCP’s commodity derivative instruments and the valuation of commodity derivative instruments was incorrectly computed.

•	Errors were identified in the accounting for the formation of Quest Cherokee, LLC (“Quest Cherokee”) in December 2003 in which: (i) no value was ascribed to the Quest Cherokee Class A units that were issued to Arclight Energy Partners Fund I, L.P. (“ArcLight”) in connection with the transaction, (ii) a debt discount (and related accretion) and minority interest were not recorded, (iii) transaction costs were inappropriately capitalized to oil and gas properties, and (iv) subsequent to December 2003, interest expense was improperly stated as a result of these errors. In 2005, the debt relating to this transaction was repaid and the Class A units were repurchased from ArcLight. Due to the errors that existed in the previous accounting, additional errors resulted in 2005 including: (i) a loss on extinguishment of debt was not recorded, and (ii) oil and gas properties, pipeline assets and retained earnings were overstated. Subsequent to the 2005 transaction, depreciation, depletion and amortization expense was also overstated due to these errors.

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•	Certain general and administrative expenses unrelated to oil and gas production were inappropriately capitalized to oil and gas properties, and certain operating expenses were inappropriately capitalized to oil and gas properties being amortized. These items resulted in errors in valuation of the full cost pool, oil and gas production expenses and general and administrative expenses.

•	Invoices were not properly accrued resulting in the understatement of accounts payable and numerous other balance sheet and income statement accounts.

•	Capitalized interest was not recorded on pipeline construction. As a result, pipeline assets and accumulated deficit were understated and interest expense was overstated in all periods presented.

•	Errors were identified in stock-based compensation expense, including the use of incorrect grant dates, valuation errors, and incorrect vesting periods.

•	As a result of previously discussed errors and an additional error related to the methods used in calculating depreciation, depletion and amortization, errors existed in our depreciation, depletion and amortization expense and our accumulated depreciation, depletion and amortization.

•	As a result of previously discussed errors relating to oil and gas properties and hedge accounting and errors relating to the treatment of deferred taxes, errors existed in our ceiling test calculations.

•	Errors were identified in the calculation of outstanding shares in all periods as we inappropriately included restricted share grants in our calculation of issued shares when the restrictions lapsed, rather than the date at which the restricted shares were granted. This error did not affect net income, but did impact our issued and outstanding share amounts as well as our weighted average share amounts.

Although the items listed above comprise the most significant errors (by dollar amount), numerous other errors were identified and restatement adjustments made. The tables below present previously reported stockholders’ equity, major restatement adjustments and restated stockholders’ equity as well as previously reported net income (loss), major restatement adjustments and restated net income (loss) as of and for the periods indicated (in thousands):

	As of December 31,
	2007	2006	2005

Stockholders’ equity as previously reported	$91,853	$117,354	$115,673
Effect of the Transfers	(10,000)	(8,000)	(2,000)
Reversal of hedge accounting	707	(2,389)	(8,177)
Accounting for formation of Quest Cherokee	(19,055)	(19,159)	(19,185)
Capitalization of costs in full cost pool	(23,936)	(12,748)	(5,388)
Recognition of costs in proper periods	(1,987)	(321)	(316)
Capitalized interest	1,713	1,367	286
Stock-based compensation	—	—	—
Depreciation, depletion and amortization	10,450	7,209	3,275
Impairment of oil and gas properties	30,719	30,719	—
Other errors	(3,695)	809	(383)

Stockholders’ equity as restated	$76,769	$114,841	$83,785

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	Years Ended December 31,
	2007	2006	2005

Net income (loss) as previously reported	$(30,414)	$(48,478)	$(31,951)
Effect of the Transfers	(2,000)	(6,000)	(2,000)
Reversal of hedge accounting	1,183	53,387	(42,854)
Accounting for formation of Quest Cherokee	104	26	(14,402)
Capitalization of costs in full cost pool	(11,188)	(7,360)	(5,388)
Recognition of costs in proper periods	(1,666)	(5)	721
Capitalized interest	346	1,081	154
Stock-based compensation	(702)	405	(790)
Depreciation, depletion and amortization	3,241	3,934	757
Impairment of oil and gas properties	—	30,719	—
Other errors(*)	(3,058)	1,799	(132)

Net income (loss) as restated	$(44,154)	$29,508	$(95,885)

* Includes minority interest impact.

Reconciliations from amounts previously included in QRCP’s consolidated financial statements to restated amounts on a financial statement line item basis are presented in Note 18 to the accompanying consolidated financial statements.

Other Matters — In addition to the items for which QRCP has restated its consolidated financial statements, the Oklahoma Department of Securities has filed a lawsuit alleging:

•	An additional theft of approximately $1.0 million by David Grose, the former chief financial officer of QRCP, and Brent Mueller, the former purchasing manager of QRCP. The evidence indicates that this theft occurred in the third quarter of 2008 and was uncovered prior to the preparation of the financial statements for such period, and therefore did not result in a restatement.

•	A kickback scheme involving the former chief financial officer and the former purchasing manager, in which the former chief financial officer and the former purchasing manager received kickbacks totaling approximately $0.9 million each from several related suppliers beginning in 2005.

QRCP experienced significant increased costs in the second half of 2008 and continues to experience such increased costs in the first half of 2009 due to, among other things (as more fully described in Items 1. and 2. “Business and Properties — Recent Developments — Internal Investigation; Restatements and Reaudits”):

•	the necessary retention of numerous professionals, including consultants to perform the accounting and finance functions following the termination of the chief financial officer, independent legal counsel to conduct the internal investigation, investment bankers and financial advisors, and law firms to respond to the class action and derivative suits that have been filed against QRCP and its affiliates and to pursue the claims against the former employees;

•	costs associated with amending the credit agreements of QRCP, Quest Energy and Quest Midstream;

•	preparing the restated consolidated financial statements; and

•	conducting the reaudits of the restated consolidated financial statements.

All dollar amounts and other data presented in previously filed Annual Reports on Form 10-K for prior years have been revised to reflect the restated amounts throughout this Form 10-K/A, even where such amounts are not labeled as restated.

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PART I

ITEMS 1. AND 2.  BUSINESS AND PROPERTIES.

General

Quest Resource Corporation is a Nevada corporation. Our principal executive offices are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102 and our telephone number is (405) 600-7704. Unless the context clearly requires otherwise, references in this report to “we,” “us,” and “our” refer to the Company and its subsidiaries and affiliates, including Quest Energy and Quest Midstream, on a consolidated basis. Quest Energy is a publicly traded limited partnership engaged in oil and gas production operations. Quest Midstream is a private limited partnership engaged in natural gas pipeline operations.

We are an integrated independent energy company engaged in the acquisition, exploration, development, production and transportation of oil and natural gas.

We divide our operations into two reportable business segments:

•	Oil and gas production, and

•	Natural gas pipelines, including transporting, gathering, treating and processing natural gas.

Financial information by segment and revenues from our external customers are located in Item 8. “Financial Statements and Supplementary Data” to this Annual Report on Form 10-K/A.

Quest Resource Corporation

QRCP’s assets as of May 15, 2009 consist of the following:

•	Approximately 45,732 net acres, five gross wells in various stages of completion and approximately 183 miles of gas gathering pipeline in the Appalachian Basin, owned by QRCP’s wholly-owned subsidiary, Quest Eastern Resource LLC (“Quest Eastern”).

•	3,201,521 common units and 8,857,981 subordinated units in Quest Energy representing an approximate 55.9% limited partner interest in Quest Energy.

•	All of the membership interests in Quest Energy GP, the general partner of Quest Energy, which owns the 2.0% general partner interest in Quest Energy and all of the incentive distribution rights in Quest Energy.

•	35,134 Class A subordinated units and 4,900,000 Class B subordinated units in Quest Midstream representing an approximate 35.69% limited partner interest in Quest Midstream.

•	85% of the membership interests in Quest Midstream GP, the general partner of Quest Midstream, which owns the 2.0% general partner interest in Quest Midstream and all of the incentive distribution rights in Quest Midstream.

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The following chart reflects a simplified version of our organizational structure to better illustrate how we own our assets.

Since the initial public offering of Quest Energy in November 2007, QRCP’s potential sources of revenue and cash flows consist almost exclusively of distributions on its partnership interests in Quest Energy and Quest Midstream, because its Appalachian Basin assets largely consist of undeveloped acreage. Both Quest Energy and Quest Midstream are required by the terms of their partnership agreements to distribute all cash on hand at the end of each quarter, less reserves established by their general partners in their sole discretion to provide for the proper conduct of their respective businesses or to provide for future distributions.

In light of the decline in QELP’s cash flows from operations due to declines in oil and natural gas prices during the last half of 2008, the costs of the investigation and associated remedial actions, including the reaudit and restatement of its financial statements, and concerns about a potential borrowing base redetermination in the second quarter of 2009 and the need to repay or refinance QELP’s term loan by September 30, 2009, the board of directors of Quest Energy GP decided to suspend distributions on QELP’s subordinated units for the third quarter of 2008 and on all units starting with the distribution for the fourth quarter of 2008 in order to conserve cash to properly conduct operations, maintain strategic options and plan for future required principal payments under Quest Energy’s debt instruments. QRCP would have received approximately $20 million from Quest Energy during 2009 if the minimum quarterly distribution of $0.40 was paid on all of Quest Energy’s units for the full year.

Quest Midstream did not pay any distributions on any of its units for the third or fourth quarters of 2008 because of a restriction imposed under the terms of an amendment to its credit agreement which provided that no distributions could be paid until the audited financial statements for the year ended December 31, 2008 were delivered to the lenders and thereafter could only be paid if, after the payment of such distributions, the total leverage ratio was not greater than 4.0 to 1.0. The Quest Midstream audited financial statements for the year ended December 31, 2008 were delivered on March 31, 2009.

QRCP received cash distributions from Quest Energy of $1.9 million during the first quarter of 2008, $3.8 million during the second quarter of 2008, $4.0 million during the third quarter of 2008 and $0.2 million during the fourth quarter of 2008. QRCP did not receive any cash distributions from Quest Midstream during 2008. No distributions have ever been paid on the Quest Energy or Quest Midstream incentive distribution rights.

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QRCP does not expect to receive any distributions from Quest Energy or Quest Midstream in 2009 and is unable to estimate at this time when such distributions may be resumed. In October and November of 2008, QRCP’s credit agreement and the credit agreements for each of Quest Energy and Quest Midstream were amended. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.” The amended terms of the credit agreements restrict the ability of Quest Energy and Quest Midstream to pay distributions, among other things. Even if the restrictions on the payment of distributions under Quest Energy’s and Quest Midstream’s credit agreements are removed, both partnerships may continue to not pay distributions in order to conserve cash for the repayment of indebtedness or other business purposes.

Arrearages accrue for the unpaid distributions on the common units in Quest Energy and Quest Midstream and the related distributions on the general partner units. Quest Energy and Quest Midstream are not obligated to ever pay these amounts, but they may not make distributions on the subordinated units QRCP owns until all arrearages on the common units and the related general partner units have been paid. The majority of the interests QRCP owns, however, are subordinated units. QRCP owns 8,857,981 subordinated units in Quest Energy and 35,134 Class A subordinated units and 4,900,000 Class B subordinated units in Quest Midstream. QRCP also indirectly owns incentive distribution rights in Quest Energy and Quest Midstream that would entitle it to receive an increasing percentage of cash distributed by each of Quest Energy and Quest Midstream if certain target distribution levels were reached. No incentive distributions can be paid in a quarter until all arrearages on the common units have been paid and the minimum quarterly distribution has been paid for that quarter on all common units and subordinated units. The subordinated units and the incentive distribution rights do not accrue arrearages.

Even if Quest Energy and Quest Midstream do not pay distributions, the Company and all other unitholders may be liable for taxes on their share of each of Quest Energy and Quest Midstream’s taxable income.

Although QRCP is not currently receiving distributions from Quest Energy or Quest Midstream, QRCP continues to require cash to fund general and administrative expenses, debt service requirements, capital expenditures to develop and maintain its undeveloped acreage, drilling commitments and payments to landowners necessary to maintain its oil and gas leases, which are expected to average $2.7 million per quarter for 2009.

As of December 31, 2008, excluding QELP and QMLP, QRCP had cash and cash equivalents of $4.0 million and no ability to borrow under the terms of its credit agreement. QRCP currently estimates that it will not have enough cash to pay its expenses, including capital expenditures and debt service requirements, after August 31, 2009. Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern. See Item 1A. “Risk Factors — Risks Related to Our Business — Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.” The August 31, 2009 date could be extended if QRCP is able to restructure its debt obligations, issue equity securities and/or sell additional assets. If QRCP is not successful in obtaining sufficient additional funds, there is a significant risk that QRCP will be forced to file for bankruptcy protection. See Item 1A. “Risk Factors — Risks Related to Our Business — QRCP’s potential sources of revenue and cash flows consist almost exclusively of distributions from Quest Energy and Quest Midstream, neither of which is expected to pay distributions in 2009 and as a result, we do not expect QRCP to be able to meet its cash disbursement obligations unless it engages in transactions outside the ordinary course of business.”

Oil and Gas Production

Cherokee Basin.  We currently conduct our oil and gas production operations in the Cherokee Basin through QELP. QELP’s oil and gas production operations are primarily focused on the development of coal bed methane or CBM in a 15-county region in southeastern Kansas and northeastern Oklahoma known as the Cherokee Basin. As of December 31, 2008, QELP had 152.7 Bcfe of estimated net proved reserves in the Cherokee Basin, of which approximately 97.7% were CBM and 81.6% were proved developed. QELP operates approximately 99% of its existing Cherokee Basin wells, with an average net working interest of approximately 99% and an average net revenue interest of approximately 82%. We believe QELP is the largest producer of natural gas in the Cherokee Basin with an average net daily production of 57.3 Mmcfe for the year ended December 31, 2008. QELP’s estimated net proved reserves in the Cherokee Basin at December 31, 2008 had estimated future net revenues discounted at 10%, which we refer to as the “standardized measure,” of $129.8 million. QELP’s Cherokee Basin reserves have an

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average proved reserve-to-production ratio of 7.3 years (5.0 years for QELP’s proved developed properties) as of December 31, 2008. QELP’s typical Cherokee Basin CBM well has a predictable production profile and a standard economic life of approximately 15 years.

As of December 31, 2008, QELP was operating approximately 2,438 gross gas wells in the Cherokee Basin, of which over 95% were multi-seam wells, and 27 gross oil wells. As of December 31, 2008, QELP owned the development rights to approximately 557,603 net acres throughout the Cherokee Basin and had only developed approximately 59.6% of its acreage. For 2009, QELP has budgeted approximately $3.8 million to drill seven new gross wells, connect and complete 49 existing gross wells, and connect and complete three existing salt water disposal wells in the Cherokee Basin. All of these new gas wells will be drilled on locations that are classified as containing proved reserves in our December 31, 2008 reserve report. In 2009, QELP plans to recomplete an estimated 10 gross wells, and has budgeted another $1.9 million for equipment, vehicle replacement, and other capital purchases. Recompletions generally consist of converting wells that were originally completed with single seam completions into multi-seam completions, which allows QELP to produce additional gas from different depths. In addition, QELP has budgeted $2.4 million related to lease renewals and extensions for acreage that is expiring in 2009. However, QELP intends to fund these capital expenditures only to the extent that QELP has available cash from operations after taking into account its debt service obligations. We can give no assurance that any such funds will be available. For 2008, QELP had total capital expenditures of approximately $79 million, including $47 million to complete 328 gross wells and recomplete or restimulate 70 gross wells, which was within the budgeted amount. As of December 31, 2008, QELP’s undeveloped acreage contained approximately 1,893 gross CBM drilling locations, of which approximately 624 were classified as proved undeveloped. Over 97% of the CBM wells that have been drilled on QELP’s acreage to date have been successful. Historically, QELP’s Cherokee Basin acreage was developed utilizing primarily 160-acre spacing. However, during 2008, QELP developed some areas on 80-acre spacing. QELP is currently evaluating the results of this 80-acre spacing program. None of QELP’s acreage or producing wells are associated with coal mining operations.

Seminole County, Oklahoma.  We also currently conduct our oil production operations in Seminole County, Oklahoma through Quest Energy. QELP owns 55 gross productive oil wells and the development rights to approximately 1,481 net acres in Seminole County, Oklahoma. As of December 31, 2008, the oil producing properties had estimated net proved reserves of 588,800 Bbls, all of which are proved developed producing. During 2008, net production for QELP’s Seminole County properties was 148 Bbls/d. QELP’s oil production operations in Seminole County are primarily focused on the development of the Hunton Formation. We believe there are approximately 11 horizontal drilling locations for the Hunton Formation on QELP’s acreage. QELP’s ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approval, oil prices, costs and drilling results. There were no proved undeveloped reserves given to these locations as of December 31, 2008.

Appalachian Basin.  Both QELP and QRCP own producing properties in Appalachia that are operated by Quest Eastern, formerly PetroEdge Resources (WV), LLC (“PetroEdge”), which we acquired on July 11, 2008. All production for 2008 was owned by QELP. In February 2009, QRCP began production in the Marcellus Shale in Wetzel County, West Virginia.

Our oil and gas production operations in the Appalachian Basin are primarily focused on the development of the Marcellus Shale. We believe there are approximately 334 potential gross vertical well locations and approximately 123 potential gross horizontal well locations for the Marcellus Shale, including significant development opportunities for Devonian Sands and Brown Shales. These potential well locations are located within QRCP’s acreage in West Virginia and New York.

On July 11, 2008, QRCP consummated the acquisition of PetroEdge for approximately $142 million, including transaction costs, after taking into account post-closing adjustments. The assets acquired were approximately 78,000 net acres of oil and natural gas producing properties in the Appalachian Basin with estimated proved reserves of 99.6 Bcfe as of May 1, 2008 and net production of approximately 3.3 Mmcfe/d. Simultaneous with the closing, QRCP sold oil and natural gas producing wells with estimated proved developed reserves of 32.9 Bcfe as of May 1, 2008 and all of the current net production to QELP for cash consideration of approximately $72 million, subject to post-closing adjustment. As of December 31, 2008, there were approximately 10.9 Bcfe of estimated net

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proved developed reserves associated with the Appalachian Basin assets sold to QELP. The remaining assets retained by QRCP had, as of December 31, 2008, an additional 7.7 Bcfe of estimated net proved undeveloped reserves. The 18.6 Bcfe of estimated net proved reserves in the Appalachian Basin, as of December 31, 2008 were approximately 68% proved developed. The decrease in estimated reserves is due primarily to a decrease in natural gas prices between May 1, 2008, the date of the PetroEdge reserve report, and year-end (35.5 Bcfe), and revisions due to further technical analysis of the reserves (43.2 Bcfe). Upon further technical analysis, we discovered that the Marcellus zone proved developed non-producing reserves associated with 82 wells, totaling 14.6 Bcfe, were not completed and were not directly offset by productive wells, and were therefore removed. Well performance for certain producing wells was judged not to be meeting expectation and the reserves expected to be recovered from such wells was reduced by 2.6 Bcfe. The proved undeveloped reserves acquired were evaluated by an independent reservoir engineering firm other than Cawley, Gillespie & Associates, Inc. at the time of the PetroEdge acquisition. The evaluation included proved undeveloped locations based upon acre spacing, assuming blanket coverage of the area by productive zones. Securities and Exchange Commission (“SEC”) rules require a proved undeveloped location to be recorded in reserves only if it is directly offset by a productive well. At the time of the acquisition, 145 locations, totaling 26.0 Bcfe, were included in the reserve report that have all been removed from the reserve report prepared at year end December 31, 2008. The personnel responsible for analyzing and validating the reserve report used for this acquisition are no longer employed by the Company.

As of December 31, 2008, QELP owned approximately 500 gross gas wells in the Appalachian Basin. Quest Eastern operates approximately 99% of these existing wells on behalf of QELP, with QELP having an average net working interest of approximately 93% and an average net revenue interest of approximately 75%. QELP’s average net daily production in the Appalachian Basin was approximately 2.9 Mmcfe for the year ended December 31, 2008. QELP’s estimated net proved reserves at December 31, 2008 were 10.9 Bcfe and had a standardized measure of $19.6 million. QELP’s reserves in the Appalachian Basin have an average proved reserve-to-production ratio of 17.5 years (10.7 years for QELP’s proved developed properties) as of December 31, 2008. QELP’s typical Marcellus Shale well has a predictable production profile and a standard economic life of approximately 50 years.

As of December 31, 2008, QRCP owned the development rights to approximately 68,161 net acres throughout the Appalachian Basin and had only developed approximately 12% of its acreage. See “— Recent Developments” below for further information regarding our Appalachian Basin assets. As of December 31, 2008, QRCP’s proved undeveloped acreage contained approximately 22 gross drilling locations.

For 2009, QRCP has budgeted approximately $2.4 million of net expenditures to drill one gross vertical well, complete three gross wells and connect four gross wells. This one new well will be drilled on a location that is classified as containing proved reserves in our December 31, 2008 reserve report. QELP has budgeted another $1.4 million for artificial lift equipment, vehicle replacement and purchases and salt water disposal facilities. However, QRCP and QELP intend to fund these capital expenditures only to the extent that they have available cash after taking into account their debt service and other obligations. We can give no assurance that any such funds will be available based on current commodity prices and other current conditions.

Natural Gas Pipelines Operations

We conduct our natural gas pipelines operations through Quest Midstream and Quest Eastern.

Cherokee Basin.  Bluestem Pipeline, LLC, a wholly-owned subsidiary of Quest Midstream (“Bluestem”), owns and operates a natural gas gathering pipeline network of approximately 2,173 miles that serves our acreage position in the Cherokee Basin. Presently, this system has a maximum daily throughput of approximately 85 Mmcf/d and is operating at about 90% capacity. Quest Energy transports 99% of its Cherokee Basin gas production through Bluestem’s gas gathering pipeline network to interstate pipeline delivery points. Approximately 6% of the current throughput on Bluestem’s natural gas gathering pipeline system is for third parties.

As of December 31, 2008, QELP had an inventory of approximately 185 gross drilled CBM wells awaiting connection to QMLP’s gas gathering system.

Interstate Pipeline System.  Quest Pipelines (KPC), which we refer to as KPC, owns and operates a 1,120 mile interstate natural gas pipeline (the “KPC Pipeline”) which transports natural gas from northern Oklahoma and western

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Kansas to the metropolitan Wichita and Kansas City markets. Further, it is one of only three pipeline systems currently capable of delivering gas into the Kansas City metropolitan market. The KPC system includes three compressor stations with a total of 14,680 horsepower and has a throughput capacity of approximately 160 Mmcf/d. KPC has supply interconnections with pipelines owned and/or operated by Enogex Inc., Panhandle Eastern PipeLine Company and ANR Pipeline Company, allowing QMLP to transport natural gas volumes sourced from the Anadarko and Arkoma basins, as well as the western Kansas and Oklahoma panhandle producing regions. KPC’s two primary customers are Kansas Gas Service (KGS) and Missouri Gas Energy (MGE), both of which are served under firm natural gas transportation contracts. KGS, a division of ONEOK, Inc., is the local distribution company in Kansas for Kansas City and Wichita as well as a number of other municipalities. MGE, a division of Southern Union Company, is a natural gas distribution company that serves over a half-million customers in 155 western Missouri communities.

Appalachian Basin.  Quest Eastern owns and operates a gas gathering pipeline network of approximately 183 miles that serves our acreage position in the Appalachian Basin. The pipeline delivers both to intrastate gathering and interstate pipeline delivery points. Presently, this system has a maximum daily throughput of approximately 15.0 Mmcf/d and is operating at about 20% capacity. All of QELP’s Appalachian Basin gas production is transported by Quest Eastern’s gas gathering pipeline network. Less than 1% of the current volumes transported on Quest Eastern’s natural gas gathering pipeline system are for third parties.

Organizational Structure

The following chart reflects our complete organizational structure. The chart excludes 15,000 QELP common units issued, or to be issued, to QELP’s independent directors and 117,877 QMLP common units and 15,000 Class B subordinated units issued, or to be issued, to QMLP’s independent directors and officers.

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Recent Developments

PetroEdge Acquisition

As discussed above under “— General — Oil and Gas Production — Appalachian Basin”, on July 11, 2008, QRCP acquired PetroEdge and simultaneously transferred PetroEdge’s oil and natural gas producing wells to Quest Energy. This acquisition followed closely after QRCP’s June 4, 2008 acquisition of a one-year option to purchase certain drilling and other rights in and below the Marcellus Shale (the “Deep Rights”) in and to certain oil and gas leases covering approximately 28,700 acres in Potter County, Pennsylvania for $4 million. Certain provisions of the option agreement gave us rights to drill wells in the Deep Rights during the one-year option period.

Quest Energy funded its purchase of the PetroEdge wellbores with borrowings under its revolving credit facility, which was increased from $160 million to $190 million as part of the acquisition, and the proceeds of a $45 million, six-month term loan under a Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement”) with Royal Bank of Canada (“RBC”), as administrative agent and collateral agent, KeyBank National Association, as syndication agent, Société Générale, as documentation agent, and the lenders party thereto.

QRCP funded the balance of the PetroEdge acquisition with proceeds from a public offering of 8,800,000 shares of QRCP common stock at a price of $10.25 per share that closed on July 8, 2008. QRCP received net proceeds from this offering of approximately $85.2 million. Simultaneously with the closing of the PetroEdge acquisition, QRCP entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) to convert its then existing $50 million revolving credit facility to a $35 million term loan with a maturity date of July 11, 2010. The Credit Agreement is among QRCP, as the borrower, RBC, as administrative agent and collateral agent, and the lenders party thereto. RBC required QRCP to use $13 million of the proceeds from the equity offering to reduce the outstanding indebtedness under the Credit Agreement from $48 million to $35 million.

The purpose of the PetroEdge acquisition was to expand our operations to another geologic basin with less basis differential, that had significant resource potential. The acquisition closed during the peak month of natural gas pricing in 2008.

Internal Investigation; Restatements and Reaudits

On August 23, 2008, only six weeks after the PetroEdge transaction closed, our then chief executive officer resigned following the discovery of the Transfers. The Transfers were brought to the attention of the boards of directors of each of the Company, Quest Energy GP and Quest Midstream GP as a result of an inquiry and investigation that had been initiated by the Oklahoma Department of Securities. The Company’s board of directors, jointly with the boards of directors of Quest Energy GP and Quest Midstream GP, formed a joint special committee to investigate the matter and to consider the effect on our consolidated financial statements. The joint special committee retained numerous professionals to assist with the internal investigation and other matters during the period following the discovery of the Transfers. To conduct the internal investigation, independent legal counsel was retained to report to the joint special committee and to interact with various government agencies, including the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the Securities and Exchange Commission and the Internal Revenue Service (“IRS”). We also retained a new independent registered public accounting firm to reaudit our consolidated financial statements.

The investigation is substantially complete. The investigation revealed that the Transfers resulted in a loss of funds totaling approximately $10 million by the Company. Further, it was determined that our former chief financial officer directly participated and/or materially aided our former chief executive officer in connection with the unauthorized Transfers. In addition, the Oklahoma Department of Securities has filed a lawsuit alleging that our former chief financial officer and our former purchasing manager each received kickbacks of approximately $0.9 million from several related suppliers over a two-year period and that during the third quarter of 2008, they also engaged in the direct theft of $1 million for their personal benefit and use. In March 2009, Mr. Mueller, the former purchasing manager, pled guilty to one felony count of misprision of justice. Sentencing is pending. We have filed lawsuits against all three of these individuals seeking an asset freeze and damages related to the Transfers, kickbacks and thefts and we intend to pursue all remedies available under the law. We settled the lawsuits against Mr. Cash on May 19, 2009. See “— Settlement Agreements” below. There can be no assurance that we will be

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successful in recovering any additional amounts. Any additional recoveries may consist of assets other than cash and accurately valuing such assets in the current economic climate may be difficult. Any amounts recovered will be recognized by us for financial accounting purposes only in the period in which the recovery occurs.

QRCP, Quest Energy, Quest Energy GP and certain of their officers and directors have been named as defendants in a number of securities class action lawsuits and stockholder derivative lawsuits arising out of or related to the Transfers. See Item 3. “Legal Proceedings.”

We experienced significant increased costs in the second half of 2008 and continue to experience such increased costs in the first half of 2009 due to, among other things:

•	We had costs associated with the internal investigation and our responding to inquiries from the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the SEC and the IRS.

•	As a result of the termination of the former chief executive officer and chief financial officer, we immediately retained consultants to perform the accounting and finance functions and to assist in the determination of the intercompany debt discussed below under “— Intercompany Accounts.”

•	We retained law firms to respond to the class action and derivative suits that have been filed against QRCP, Quest Energy GP and QELP and to pursue the claims against the former employees.

•	We had costs associated with amending the credit agreements of QRCP, QELP and QMLP and obtaining the necessary waivers from our lenders thereunder as well as incremental increased interest expense related thereto. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

•	We retained external auditors, who completed reaudits of the restated consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

•	The Company, QELP and QMLP each retained financial advisors to consider strategic options and each retained outside legal counsel or increased the amount of work being performed by its previously engaged outside legal counsel.

We estimate that the increased costs related to the foregoing will be between approximately $7.0 million and $8.0 million.

Global Financial Crisis and Impact on Capital Markets and Commodity Prices

At about the same time as the Transfers were discovered, the global economy experienced a significant downturn. The crisis began over concerns related to the U.S. financial system and quickly grew to impact a wide range of industries. There were two significant ramifications to the exploration and production industry as the economy continued to deteriorate. The first was that capital markets essentially froze. Equity, debt and credit markets shut down. Future growth opportunities have been and are expected to continue to be constrained by the lack of access to liquidity in the financial markets.

The second impact to the industry was that fear of global recession resulted in a significant decline in oil and gas prices. In addition to the decline in oil and gas prices, the differential from NYMEX pricing to our sales point for our Cherokee Basin gas production has widened and is still at unprecedented levels of volatility.

Our operations and financial condition are significantly impacted by these prices. During the year ended December 31, 2008, the NYMEX monthly gas index price (last day) ranged from a high of $13.58 per Mmbtu to a low of $5.29 per Mmbtu. Natural gas prices came under pressure in the second half of the year as a result of lower domestic product demand that was caused by the weakening economy and concerns over excess supply of natural gas. In the Cherokee Basin, where we produce and sell most of our gas, there has been a widening of the historical discount of prices in the area to the NYMEX pricing point at Henry Hub as a result of elevated levels of natural gas drilling activity in the region and a lack of pipeline takeaway capacity. During 2008, this discount (or basis differential) in the Cherokee Basin ranged from $0.67 per Mmbtu to $3.62 per Mmbtu.

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The spot price for NYMEX crude oil in 2008 ranged from a high of $145.29 per barrel in early July to a low of $33.87 per barrel in late December. The volatility in oil prices during the year was a result of the worldwide recession, geopolitical activities, worldwide supply disruptions, actions taken by the Organization of Petroleum Exporting Countries and the value of the U.S. dollar in international currency markets as well as domestic concerns about refinery utilization and petroleum product inventories pushing prices up during the first half of the year. Due to our relatively low level of oil production relative to gas and our existing commodity hedge positions, the volatility of oil prices had less of an effect on our operations.

Overall, as a result, our operating profitability was seriously adversely affected during the second half of 2008 and is expected to continue to be impaired during 2009. While our existing commodity hedge position mitigates the impact of commodity price declines, it does not eliminate the potential effects of changing commodity prices.

See Item 1A. “Risk Factors — Risks Related to Our Business — The current financial crisis and economic conditions may have a material adverse impact on our business and financial condition that we cannot predict.”

Management Personnel Changes

In connection with the investigation of the Transfers, Jerry Cash, our former Chairman of the Board and Chief Executive Officer, resigned on August 23, 2008, and David Grose, our former Chief Financial Officer, was placed on administrative leave on August 22, 2008. On August 24, 2008, our Chief Operating Officer, David Lawler, was appointed President, and Jack Collins, our Executive Vice President of Investor Relations, was appointed Interim Chief Financial Officer. On September 13, 2008, Mr. Grose was terminated from all positions with us. Eddie LeBlanc became our Chief Financial Officer on January 9, 2009, with Mr. Collins becoming our Executive Vice President of Finance/Corporate Development. On May 7, 2009, Mr. Lawler was appointed our Chief Executive Officer. On July 11, 2008, Richard Muncrief resigned as President and Chief Operating Officer of Quest Midstream GP to pursue other opportunities, and on September 30, 2008, Michael Forbau was elected the Chief Operating Officer of Quest Midstream GP.

NASDAQ Non-compliance

Our common stock is currently listed on the NASDAQ Global Market. On November 19, 2008, we received a letter from the staff of NASDAQ indicating that, because of our failure to timely file our Form 10-Q for the quarter ended September 30, 2008, we no longer complied with the continued listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14) (now Rule 5250(c)(1)). As permitted by NASDAQ rules, we timely submitted a plan to NASDAQ staff to regain compliance on January 20, 2009. Following a review of this plan, NASDAQ staff granted us an extension until May 11, 2009 to file our Form 10-Q. We did not file our Form 10-Q for the quarter ended September 30, 2008 on that date. On May 12, 2009, we received a staff determination notice (the “Staff Determination”) from NASDAQ stating that our common stock is subject to delisting since we were not in compliance with the filing requirements for continued listing. The NASDAQ Listing Qualifications Hearing Panel (the “Panel”) granted our request for a hearing to appeal the Staff Determination and such hearing was held on June 11, 2009. On July 15, 2009, we received a letter from NASDAQ advising us that the Panel had granted our request for continued listing on NASDAQ. The terms of the Panel’s decision include a condition that we file our quarterly reports on Form 10-Q for the quarters ended September 30, 2008 and March 31, 2009 by August 15, 2009. If we have not filed all of our delinquent periodic reports by August 15, 2009, there can be no assurances that the Panel will grant a further extension to allow us additional time to file such reports or that our common stock will not be delisted.

Credit Agreement Amendments

In October and November 2008, QRCP, Quest Cherokee and Quest Energy, and Quest Midstream and Bluestem entered into amendments to their respective credit agreements that, among other things, amended and/or waived certain of the representations and covenants contained in each credit agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream. The Quest Cherokee amendment also extended the maturity date of the Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement”) from January 11, 2009 to September 30, 2009 due to our inability

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to refinance the Second Lien Loan Agreement as a result of a combination of the ongoing investigation and the global financial crisis. The amendments also restricted the ability of Quest Midstream and Quest Energy to pay distributions to QRCP.

In May 2009, QRCP entered into an amendment to the Credit Agreement to, among other things, waive certain events of default related to its financial covenants and collateral requirements, extend certain financial reporting deadlines and permit the settlement agreements with Mr. Cash discussed below.

In June 2009, QRCP, Quest Cherokee and Quest Energy entered into amendments to their respective credit agreements that, among other things, defer until August 15, 2009 the obligation to deliver unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009. The QRCP amendment also waived financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009, waived any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009, and deferred until September 30, 2009 the interest payment due on June 30, 2009, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in QRCP’s credit agreement) with a maturity date of September 30, 2009.

In July 2009, Quest Cherokee received notice from RBC that the borrowing base under the Quest Cherokee first lien loan agreement had been reduced from $190 million to $160 million, which following the principal payment discussed below, resulted in the outstanding borrowings under the first lien loan agreement exceeding the new borrowing base by $14 million (the “Borrowing Base Deficiency”). In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Cherokee did not exit were set to market prices at the time. At the same time, Quest Cherokee entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the first lien loan agreement. On July 8, 2009, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements” for additional information regarding our credit agreements.

Suspension of Distributions and Asset Sales

As discussed above under “General — Quest Resource Corporation,” distributions were suspended on Quest Energy’s subordinated units beginning with the third quarter of 2008 and distributions were suspended on all of Quest Energy’s units, beginning with the fourth quarter of 2008. Distributions were suspended on all of Quest Midstream’s units beginning with the third quarter of 2008. Since these distributions would have been substantially all of QRCP’s cash flows for 2009, the loss of the distributions was material to QRCP’s financial position.

In October 2008, we negotiated an additional $6 million term loan under the Credit Agreement with a maturity date of November 30, 2008. We agreed with our lenders that the additional term loan would be repaid with the net proceeds from asset sales by QRCP and that the first $4.5 million of net proceeds in excess of any additional term loans that were borrowed would be used to repay QRCP’s $35 million term loan.

On October 30, 2008, QRCP sold its interest in approximately 22,600 net undeveloped acres and one well in Somerset County, Pennsylvania to a private party for approximately $6.8 million. On November 26, 2008, QRCP sold its interest in the development rights and related purchase option, which it had purchased on June 4, 2008 covering approximately 28,700 acres in Potter County, Pennsylvania, to an undisclosed party for approximately $3.2 million. On February 13, 2009, QRCP sold its interest in approximately 23,076 net undeveloped acres in the Marcellus Shale and one well in Lycoming County, Pennsylvania to a third party for approximately $8.7 million. Management decided that these undeveloped acres were good candidates for disposition in the current environment given the lack of gathering and transportation infrastructure in the immediate area and the cost and time that would be involved in establishing significant flow of natural gas.

In addition to these sales, on November 5, 2008, QRCP sold a 50% interest in approximately 4,500 net undeveloped acres, three wells in various stages of completion and existing pipelines and facilities in Wetzel County,

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West Virginia to another party for $6.1 million. QRCP will continue to operate the Wetzel County property. All future development costs will be split equally between QRCP and the other party. This joint venture arrangement allows QRCP to retain a significant interest in the Wetzel County property, which we believe is a desirable asset due to established infrastructure, pipeline taps and proved offset production in the area.

QRCP borrowed $2 million of the additional $6 million term loan under its Credit Agreement in October 2008. A portion of the net proceeds from the asset sales were used to repay the $2 million additional term loan and to reduce QRCP’s $35 million term loan to $28.3 million as of May 15, 2009.

Intercompany Accounts

As part of the investigation, we determined that our former chief financial officer had not been promptly settling intercompany accounts among the Company, Quest Midstream and Quest Energy. Intercompany balances as of September 30, 2008 were quantified and have been paid: QRCP paid Quest Midstream $3.6 million in October 2008, $2.0 million in November 2008 and an additional $0.2 million, including interest, in February 2009; and Quest Energy paid Quest Midstream $4.0 million, including interest, in February 2009. The Company’s payments were funded with the proceeds from the asset sales. The remainder of the proceeds from these sales are being used to fund QRCP’s ongoing operations.

Cost-cutting Measures

In addition to the sales of assets and suspension of distributions discussed above, during the third and fourth quarters of 2008, we took significant actions to reduce our costs and retain cash for anticipated debt service requirements for QRCP and Quest Energy during 2009. Among other things, we renegotiated and postponed drilling commitments related to the PetroEdge properties, we significantly reduced our level of maintenance and expansion capital expenditures, we hired Mr. LeBlanc as our Chief Financial Officer (which allowed us to terminate the consultants that had been hired to assist our interim chief financial officer) and we eliminated 56 field positions and 3 corporate positions. We continue to evaluate additional options to further reduce our expenditures.

Decrease in Year-End Reserves; Impairment

Due to the low price for natural gas as of December 31, 2008 as described above, revisions resulting from further technical analysis (see Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited) to the accompanying consolidated financial statements) and production during the year, proved reserves decreased 17.2% to 174.8 Bcfe at December 31, 2008 from 211.1 Bcfe at December 31, 2007, and the standardized measure of our proved reserves decreased 42.7% to $164.1 million as of December 31, 2008 from $286.2 million as of December 31, 2007. The December 31, 2008 reserves were calculated using a spot price of $5.71 per Mmbtu (adjusted for basis differential, prices were $5.93 per Mmbtu in the Appalachian Basin and $4.84 per Mmbtu in the Cherokee Basin). As a result of this decrease, we recognized a non-cash impairment of $298.9 million for the year ended December 31, 2008. As a result, the lenders under QELP’s revolving credit facility reduced QELP’s borrowing base in July 2009. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Liquidity in 2009 and Capital Requirements — Quest Energy.”

Seminole County Acreage Acquisition

In early February 2008, QELP purchased certain oil producing properties in Seminole County, Oklahoma from a private company for $9.5 million. In connection with the acquisition, QELP entered into crude oil swaps for approximately 80% of the estimated production from the property’s proved developed producing reserves at WTI-NYMEX prices per barrel of oil of approximately $96.00 in 2008, $90.00 in 2009, and $87.50 for 2010. The acquisition was financed with borrowings under Quest Energy’s credit facility. As of December 31, 2008, the properties had estimated net proved reserves of 588,800 Bbls, all of which were proved developed producing.

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Settlement Agreements

As discussed above, QRCP and QELP filed lawsuits against Mr. Cash, the entity controlled by Mr. Cash that was used in connection with the Transfers and two former officers, who are the other owners of the controlled-entity, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, QRCP, QELP and QMLP entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement agreements, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas. While QRCP estimates the value of these assets to be less than the amount of the Transfers and cost of the internal investigation, they represent the majority of the value of the controlled-entity. We did not take Mr. Cash’s stock in QRCP, which he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock. QELP received all of Mr. Cash’s equity interest in STP Newco, Inc. (“STP”), which owns certain oil producing properties in Oklahoma, and other assets as reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by QELP.

Pinnacle Merger

On October 15, 2007, we and Pinnacle Gas Resources, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger, pursuant to which we and Pinnacle agreed to combine our operations (the “Merger Agreement”). On May 16, 2008, the Merger Agreement was terminated. Pursuant to the terms of the Merger Agreement, either we or Pinnacle had the right to terminate the Merger Agreement if the proposed merger was not completed by May 16, 2008. No termination fee was payable by either of us as a result of the termination of the Merger Agreement.

2008 Operating Results

Our strategy prior to the events discussed above was to create value through the growth of the master limited partnerships of Quest Energy and Quest Midstream. This strategy was supported by a talented engineering and operating team assembled over the last two years. This team separated approximately 400 employees at our peak level of activity into discrete, highly focused groups: Capital Development, Production Operations, Well Servicing, Compression and Pipeline. These teams met or exceeded a number of performance-related goals that were established by management at the beginning of the year. For example, Quest Energy planned to drill 325 wells in the Cherokee Basin in 2008. Quest Energy drilled 338 wells in eight months, three months ahead of schedule, and delivered the results within its capital budget for the year. We did not drill any wells during the final four months of the year due to limited capital availability and low commodity prices. In addition, we had historically struggled to maintain a low level of wells offline due to well failures. For December 2008, on average less than 2% of our approximately 2,500 Cherokee Basin wells were offline per day. This level of performance was achieved through the implementation of rigorous engineering reviews, statistical failure analysis and the latest de-liquification process control technology. Our net production for 2008 was 21.75 Bcfe, which is a 23.4% increase over our net production in 2007 of 17.02 Bcfe. With respect to our midstream activities, we connected 328 wells to our Cherokee Basin gathering system and integrated the KPC Pipeline assets into our operations. We have also improved our safety culture by decreasing OSHA recordable incidents by 35% in 2008 as compared to 2007.

Recombination

Given the liquidity challenges facing the Company, Quest Midstream and Quest Energy, each entity has undertaken a strategic review of its assets and have evaluated and continue to evaluate transactions to dispose of assets in order to raise additional funds for operations and/or to repay indebtedness. On July 2, 2009, the Company, Quest Midstream, Quest Energy and other parties thereto entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the three companies would recombine. The recombination would be effected by forming a new, yet to be named, publicly-traded corporation (“New Quest”) that, through a series of mergers and entity conversions, would wholly-own all three entities (the “Recombination”). The Merger Agreement follows the execution of a non-binding letter of intent by the three Quest entities that was publicly announced on June 3, 2009. New Quest would continue to develop the unconventional resources of the Cherokee and Appalachian Basins with a clear focus on value creation through efficient operations. While we anticipate completion of the Recombination before the end of 2009, it remains subject to the satisfaction of a number of conditions, including, among

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others, the arrangement of one or more satisfactory credit facilities for New Quest, the approval of the transaction by our stockholders and the unitholders of Quest Energy and Quest Midstream, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of New Quest would be owned approximately 44% by current Quest Midstream common unitholders, approximately 33% by current QELP common unitholders (other than the Company), and approximately 23% by our current stockholders.

Business Strategy

Our business strategy for 2009 has been adjusted in response to the recent turmoil in the financial markets and the economy in general, including the reduction in commodity prices which was then exacerbated by the significantly increased general and administrative costs we have incurred as a result of the investigation and the reaudits and restatements of our consolidated financial statements. See “— Recent Developments.” We are focusing on the activities necessary to complete the Recombination while still maintaining a stable asset base, improving the profitability of our assets by increasing their utilization while controlling costs and reducing capital expenditures as discussed elsewhere in this Annual Report on Form 10-K/A, renegotiating with our lenders and possibly raising equity capital.

Prior to the events discussed above, our goal was to create stockholder value by growing our two master limited partnerships and investing capital to increase reserves, production and cash flow. In favorable product price markets and credit markets, we would accomplish this goal by focusing on the following key strategies:

•	Seek out opportunities to grow our upstream and midstream master limited partnerships and hence the distributions they make to us;

•	Efficiently control the drilling and development of our acreage position in the Cherokee and Appalachian Basins and other acquired acreage positions;

•	Expand Quest Midstream’s gas gathering system throughout the Cherokee Basin in order to accommodate the development of a wider acreage footprint;

•	Accumulate additional acreage in the Cherokee Basin through Quest Energy in areas where management believes the most attractive development opportunities exist;

•	Pursue selected strategic acquisitions in the Cherokee Basin through Quest Energy and Quest Midstream that would add attractive development opportunities and critical gas gathering infrastructure;

•	Maintain operational control over our assets whenever possible;

•	Limit our reliance on third party contractors with respect to the completion, stimulation and connection of our wells in the Cherokee Basin;

•	Maintain a low cost and efficient operating structure through the use of remote data monitoring technology;

•	Pursue opportunities to apply our expertise with conventional and unconventional resource development in other basins; and

•	Pursue opportunities to apply our expertise with building and operating natural gas gathering and transportation infrastructure in other basins.

We believe the acquisition of PetroEdge was an opportunity to grow our upstream business just as the acquisition of KPC by QMLP in November 2007 was for the midstream business. However, the significant decline in natural gas prices since the PetroEdge acquisition closed has substantially reduced the opportunity for an economic return on the PetroEdge assets.

Additionally, as discussed in more detail under “— Recent Developments”, we have instituted cost control measures, such as work force reductions and other cost savings actions, and have concentrated attention on managing cash flow and planning for future required principal payments. If the Quest entities are not recombined, deployment of any growth strategy will be highly unlikely. Furthermore, should the three individual entities

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continue without a significant increase in product prices in the near term, combined with longer term forbearance under their credit facilities, each entity would likely face liquidation or bankruptcy.

Description of Our Exploration and Production Properties and Projects

Cherokee Basin

We produce CBM gas out of Quest Energy’s properties located in the Cherokee Basin. The Cherokee Basin is located in southeastern Kansas and northeastern Oklahoma. Geologically, it is situated between the Forest City Basin to the north, the Arkoma Basin to the south, the Ozark Dome to the east and the Nemaha Ridge to the west. The Cherokee Basin is a mature producing area with respect to conventional reservoirs such as the Bartlesville sandstones and the Mississippian limestones, which were developed beginning in the early 1900s.

The Cherokee Basin is part of the Western Interior Coal Region of the central United States. The coal seams we target for development are found at depths of 300 to 1,400 feet. The principal formations we target include the Mulky, Weir-Pittsburgh and the Riverton. These coal seams are blanket type deposits, which extend across large areas of the basin. Each of these seams generally range from two to five feet thick. Additional minor coal seams such as the Summit, Bevier, Fleming and Rowe are found at varying locations throughout the basin. These seams range in thickness from one to two feet.

The rock containing conventional gas, referred to as “source rock,” is usually different from reservoir rock, which is the rock through which the conventional gas is produced, while in CBM, the coal seam serves as both the source rock and the reservoir rock. The storage mechanism is also different. Gas is stored in the pore or void space of the rock in conventional gas, but in CBM, most, and frequently all, of the gas is stored by adsorption. This adsorption allows large quantities of gas to be stored at relatively low pressures. A unique characteristic of CBM is that the gas flow can be increased by reducing the reservoir pressure. Frequently, the coal bed pore space, which is in the form of cleats or fractures, is filled with water. The reservoir pressure is reduced by pumping out the water, releasing the methane from the molecular structure, which allows the methane to flow through the cleat structure to the well bore. Because of the necessity to remove water and reduce the pressure within the coal seam, CBM, unlike conventional hydrocarbons, often will not show immediately on initial production testing. Coalbed formations typically require extensive dewatering and depressuring before desorption can occur and the methane begins to flow at commercial rates. Our Cherokee Basin CBM properties typically dewater for a period of 12 months before peak production rates are achieved.

CBM and conventional gas both have methane as their major component. While conventional gas often has more complex hydrocarbon gases, CBM rarely has more than 2% of the more complex hydrocarbons. Once coalbed methane has been produced, it is gathered, transported, marketed and priced in the same manner as conventional gas. The CBM produced from our Cherokee Basin properties has an Mmbtu content of approximately 970 Mmbtu, compared to conventional natural gas hydrocarbon production which can typically vary from 1,050-1,300 Mmbtus.

The content of gas within a coal seam is measured through gas desorption testing. The ability to flow gas and water to the wellbore in a CBM well is determined by the fracture or cleat network in the coal. While, at shallow depths of less than 500 feet, these fractures are sometimes open enough to produce the fluids naturally, at greater depths the networks are progressively squeezed shut, reducing the ability to flow. It is necessary to provide other avenues of flow such as hydraulically fracturing the coal seam. By pumping fluids at high pressure, fractures are opened in the coal and a slurry of fluid and sand is pumped into the fractures so that the fractures remain open after the release of pressure, thereby enhancing the flow of both water and gas to allow the economic production of gas.

Cherokee Basin Projects

Historically, we have developed our CBM reserves in the Cherokee Basin on 160-acre spacing. However, during 2008 we developed some areas on 80-acre spacing. We are currently evaluating the results of this 80-acre spacing program. Our wells generally reach total depth in 1.5 days and our average cost in 2008 to drill and complete a well, excluding the related pipeline infrastructure, was approximately $135,000. We estimate that for 2009, Quest Energy’s average cost for drilling and completing a well will be between $113,000 and $125,000 excluding the related pipeline infrastructure. For 2009, in the Cherokee Basin, we have budgeted approximately

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$3.8 million to drill seven new gross wells, connect and complete 49 existing gross wells, and connect and complete three existing salt water disposal wells. All of these new gas wells will be drilled on locations that are classified as containing proved reserves in our December 31, 2008 reserve report. In 2009, QELP plans to recomplete an estimated 10 gross wells and it has budgeted another $1.9 million for equipment, vehicle replacement, and other capital purchases, including the replacement of some of QELP’s existing pumps with submersible pumps that we believe provide enhanced removal of water from the wells. In addition, QELP has budgeted $2.4 million related to lease renewals and extensions for acreage that is expiring in 2009. However, we intend to fund these capital expenditures only to the extent that QELP has available cash from operations after taking into account its debt service. We can give no assurance that any such funds will be available.

We perforate and frac the multiple coal seams present in each well. Our typical Cherokee Basin multi-seam CBM well has net reserves of 130 Mmcf. Our general production profile for a CBM well averages an initial production rate of 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered. A period of relatively flat production of 50-55 Mcf/d (net) follows the initial dewatering period for a period of approximately twelve months. After 24 months, production begins to decline. The standard economic life is approximately 15 years. Our completed wells rely on very basic industry technology.

Our development activities in the Cherokee Basin also include a program to recomplete CBM wells that produce from a single coal seam to wells that produce from multiple coal seams. During the year ended December 31, 2008, we recompleted approximately 10 wellbores in Kansas and an additional four wellbores in Oklahoma. For 2009, we plan to recomplete an estimated 10 gross wells. We believe we have approximately 200 additional wellbores that are candidates for recompletion to multi-seam producers. The recompletion strategy is to add four to five additional pay zones to each wellbore, in a two-stage process at an average cost of approximately $16,000 per well. Adding new zones to a well has a brief negative effect on production by first taking the well offline to perform the work and then by introducing a second dewatering phase of the newly completed formations. However, in the long term, we believe the impact of the multi-seam recompletions will be positive as a result of an increase in the rate of production and the ultimate recoverable reserves available per well.

Wells are equipped with small pumping units to facilitate the dewatering of the producing coal seams. Generally, upon initial production, a single coal seam will produce 50-60 Bbls of water per day. A multi-seam completion produces about 150 Bbls of water per day. Eventually, water production subsides to 30-50 Bbls per day. Produced water is disposed through injection wells we drill into the underlying Arbuckle formation. One disposal well will generally handle the water produced from 25 CBM wells.

Appalachian Basin

The Appalachian Basin is one of the largest and oldest producing basins within the United States. It is a northeast to southwest trending, elongated basin that deepens with thicker sections to the east. This basin takes in southern New York, Pennsylvania, eastern Ohio, extreme western Maryland, West Virginia, Kentucky, extreme western/northwestern Virginia, and portions of Tennessee. The basin is bounded on the east by a line of metamorphic rocks known as the Blue Ridge province which is thrusted to the west over the basin margin. Most prospective sedimentary rocks containing hydrocarbons are found at depths of approximately 1,000-9,000 feet with shallowest production in areas where oil and gas are seeping from the outcrop. Most productive horizons are found in sedimentary strata of Pennsylvanian, Mississippian, Devonian, Silurian, and Ordovician age. The Appalachian Basin has been an active area for oil and gas exploration, production and marketing since the mid-1800s. Although deeper zones are of interest, the main exploration and development targets are the Mississippian and Devonian sections.

Our main area of interest is within West Virginia, where there are producing formations at depths of 1,500 feet to approximately 8,000 feet. Specifically, our main production targets are the lower Devonian Marcellus Shale, the shallow Mississippian (Big Injun, Maxton, Berea, Pocono, Big Lime) and the Upper Devonian (Riley, Benson, Java, Alexander, Elk, Cashaqua, Middlesex, West River and Genesee, including the Huron Shale members, Rhinestreet Shales). Although deeper targets are of interest (Onondaga and Oriskany), they are of lesser importance. The Mississippian formations are a conventional petroleum reservoir with the Devonian sections being a non-conventional energy resource.

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The method for exploring and drilling these targets is different in several aspects. The Mississippian and Upper Devonian sections are explored through vertical drilling. The lower Marcellus section is explored by both vertical and horizontal drilling. The Mississippian section is identified by distinct sand and limestone zones with conventional porosity and permeability. Depths range from 1,000-2,500 feet deep. The Upper Devonian sands, siltstones, and shales are identified as multiple stacked pay lenses with depths ranging from 2,500-7,000 feet deep. The Marcellus Shale ranges in depth from 5,900 feet in portions of West Virginia to 7,100 feet in other portions of West Virginia. In certain areas of our leasehold, vertical wells are drilled with combination completions in the Mississippian, Upper Devonian, and the Marcellus. Occasionally, vertical wells might only complete a single section of the three prospective pay intervals.

Our technical team has extensive experience in vertical and horizontal exploration, development and production. We have identified areas within the Appalachian Basin that we believe are prospective for both vertical and horizontal targets. Our leases cover approximately eighteen counties within the Appalachian Basin. Certain counties are vertical drilling targets for development and other counties are horizontal development targets. We believe there are over 334 gross vertical locations that would include potential production from one or all three of the Mississippian, Upper Devonian Sands, and Siltstones. We believe there are approximately 123 gross horizontal locations that would include the primary target for the Marcellus formation. We have recently drilled and set production pipe on two horizontal wells located in Wetzel County, West Virginia. This county in particular, along with Lewis County, West Virginia and Steuben County, New York, is prospective for horizontal drilling in the Marcellus. Depths to the Marcellus in Lewis County and Wetzel County range from 6,700 feet to 7,100 feet. The thickness of the Marcellus in these counties ranges from just over fifty feet thick to over ninety feet thick.

Appalachian Basin Projects

As discussed under “— Recent Developments,” in July 2008, we completed the PetroEdge acquisition, which expanded our position in the Appalachian Basin. At December 31, 2008, the Appalachian estimated net proved reserves totaled 18.6 Bcfe and were producing approximately 2.9 Mmcfe/d. During 2008, QRCP drilled one gross vertical well in Lycoming County, Pennsylvania, completed one gross vertical well in Somerset County, Pennsylvania, drilled one gross vertical well in Ritchie County, West Virginia, and drilled two gross horizontal wells in Wetzel County, West Virginia. The wells in Lycoming and Somerset Counties were subsequently sold as part of the asset sales discussed under “— Recent Developments — Suspension of Distributions and Asset Sales.” Connections to interstate pipelines have recently been installed near the Wetzel County wells and QRCP intends to complete the wells as soon as capital is available. We can give no assurance that any funds will be available prior to the closing of the Recombination or at all.

For 2009, QRCP has budgeted net capital expenditures of approximately $2.4 million to drill one gross vertical well and complete three gross wells. The new well will be drilled on a location that is classified as containing proved reserves in our December 31, 2008 reserve report. QRCP expects to connect all four of these gross wells in 2009. Quest Energy has budgeted another $1.4 million for artificial lift equipment, vehicle replacement and purchases and salt water disposal facilities. The expenditure of these funds is subject to capital being available. We can give no assurance that any funds will be available prior to the closing of the Recombination or at all.

Seminole County, Oklahoma

Our Seminole County, Oklahoma oil producing property is located in south central Oklahoma. This mature oil producing property was originally discovered in 1926 and has undergone several periods of re-development since that time. Two producing horizons include the Hunton Limestone at approximately 4,100 feet and the First Wilcox Sand at approximately 4,300 feet. The Hunton Limestone is the main current producing horizon in the field. Produced water is disposed on-site. Primary oil recovery from the Hunton with vertical wells was limited by discontinuous porosity development in the Hunton reservoir. Early attempts to waterflood this horizon met with poor results. We plan to further develop the Hunton horizon with horizontal drilling.

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Oil and Gas Data

Estimated Net Proved Reserves

The following table presents our estimated net proved oil and gas reserves relating to our oil and natural gas properties as of the dates presented based on our reserve reports as of the dates listed below. The data was prepared by the petroleum engineering firm Cawley, Gillespie & Associates, Inc. in Ft. Worth, Texas. We filed estimates of our oil and gas reserves for the calendar years 2008, 2007 and 2006 with the Energy Information Administration of the U.S. Department of Energy on Form EIA-23. The data on Form EIA-23 was presented on a different basis, and included 100% of the oil and gas volumes from our operated properties only, regardless of our net interest. The difference between the oil and gas reserves reported on Form EIA-23 and those reported in this table exceeds 5%. The standardized measure values shown in the table are not intended to represent the current market value of our estimated oil and gas reserves and do not reflect any hedges. Proved reserves at December 31, 2008 were determined using year-end prices of $44.60 per barrel of oil and $5.71 per Mcf of gas, compared to $96.10 per barrel of oil and $6.43 per Mcf of gas at December 31, 2007, and $61.06 per barrel of oil and $6.03 per Mcf of gas at December 31, 2006.

	December 31,
	2008(3)	2007	2006

Proved reserves
Gas (Mcf)	170,629,373	210,923,406	198,040,000
Oil (Bbls)	694,620	36,556	32,272
Total (Mcfe)	174,797,093	211,142,742	198,233,632
Proved developed gas reserves (Mcf)	136,544,572	140,966,295	122,390,360
Proved undeveloped gas reserves (Mcf)	34,084,801	69,957,111	75,649,640
Proved developed oil reserves (Bbls)(1)	682,031	36,556	32,272
Proved developed reserves as a percentage of total proved reserves	80.46%	66.87%	61.84%
Standardized measure (in thousands)(2)	$164,094	$286,177	$230,832

(1)	Although we have proved undeveloped oil reserves, they are insignificant, so no effort was made to calculate such reserves.

(2)	Standardized measure is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenues. Standardized measure does not give effect to commodity derivative transactions. For a description of our derivative transactions, see Note 8 — Financial Instruments and Note 7 — Derivative Financial Instruments, in the notes to the consolidated financial statements of this Form 10-K/A. The standardized measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standards Board (“FASB”) pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

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(3)	The total estimated reserves for 2008 reflects all reserves regardless of basin or entity. The table below identifies the estimated reserves owned by QELP and QRCP as of December 31, 2008. As of December 31, 2007, all reserves were owned by Quest Energy. As of December 31, 2006 and prior to the formation of Quest Energy on November 14, 2007, all reserves were owned by QRCP.

	December 31, 2008
	QELP	QRCP	Total

Proved reserves
Gas (Mcf)	162,984,141	7,645,232	170,629,373
Oil (Bbls)	682,031	12,589	694,620
Total (Mcfe)	167,076,327	7,720,766	174,797,093
Proved developed gas reserves (Mcf)	134,837,100	1,707,472	136,544,572
Proved undeveloped gas reserves (Mcf)	28,147,041	5,937,760	34,084,801
Proved developed oil reserves (BBls)	682,031	—	682,031
Proved developed reserves as a percentage of total proved reserves	83.15%	22.12%	80.46%
Standardized measure in (thousands)	$156,057	$8,037	$164,094

The data in the table above represents estimates only. Oil and gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and gas that are ultimately recovered. See Item 1A. “Risk Factors — Risks Related to Our Business — Our estimated proved reserves are based on many assumptions that may prove to be inaccurate.” Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Production Volumes, Sales Prices and Production Costs

The following table sets forth information regarding the oil and natural gas properties owned by us through our subsidiaries and affiliates. The oil and gas production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells. All sales data excludes the effects of our derivative financial instruments.

	Year Ended December 31,
	2008	2007	2006

Net Production:
Gas (Bcf)	21.33	16.98	12.30
Oil (Bbls)	69,812	7,070	9,808
Gas equivalent (Bcfe)	21.75	17.02	12.36
Oil and Gas Sales ($ in thousands):
Gas sales	$156,051	$104,853	$71,836
Oil sales	6,448	432	574

Total oil and gas sales	$162,499	$105,285	$72,410
Avg Sales Price:
Gas ($ per Mcf)	$7.32	$6.18	$5.84
Oil ($ per Bbl)	$92.36	$61.10	$58.52
Gas equivalent ($ per Mcfe)	$7.47	$6.19	$5.86
Oil and gas operating expenses ($ per Mcfe):
Lifting	$1.58	$1.71	$1.56
Production and property tax	$0.45	$0.42	$0.49
Net Revenue ($ per Mcfe)	$5.44	$4.06	$3.81

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Producing Wells and Acreage

The following tables set forth information regarding our ownership of productive wells and total acres as of December 31, 2006, 2007 and 2008. For purposes of the table below, productive wells consist of producing wells and wells capable of production.

	Productive Wells
	Gas(1)		Oil		Total
	Gross	Net	Gross	Net	Gross	Net

December 31, 2006	1,653	1,635.0	29	28.1	1,682	1,663.1
December 31, 2007	2,225	2,218.2	29	28.1	2,254	2,246.3
December 31, 2008(2)	2,873	2,825.0	82	80.2	2,955	2,905.2

(1)	At December 31, 2008, we had approximately 2,346 gross wells in the Cherokee Basin that were producing from multiple seams.

(2)	Includes approximately 500 gross productive Appalachian Basin wells acquired in the PetroEdge acquisition and 55 gross productive oil wells acquired in Seminole County, Oklahoma.

	Leasehold Acreage
	Producing(1)		Nonproducing		Total
	Gross	Net	Gross	Net	Gross	Net

December 31, 2006	394,795	385,148	132,189	124,774	526,984	509,922
December 31, 2007(2)	403,048	393,480	204,104	187,524	607,152	581,004
December 31, 2008(3)(4)	464,702	446,537	208,224	180,707	672,926	627,244

(1)	Includes acreage held by production under the terms of the lease.

(2)	The leasehold acreage data as of December 31, 2007 includes non-producing leasehold acreage in the States of New Mexico, Texas and Pennsylvania of approximately 24,740 gross and 22,694 net acres. Approximately 45,000 net acres that were included in the 2006 leasehold acreage amounts have expired.

(3)	The leasehold acreage data as of December 31, 2008 includes acreage held by QRCP and QELP in the States of Kansas, Oklahoma, New York, Pennsylvania, and West Virginia.

(4)	The leasehold acreage data as of December 31, 2008 includes approximately 37,723 gross and 31,565 net acres attributable to various farm-out agreements or other mechanisms in the Appalachian Basin. Approximately 6,912 net acres are earned and approximately 24,653 net acres are unearned under these agreements. There are certain drilling or payment obligations that must be met before this unearned acreage is earned.

As of December 31, 2008, in the Cherokee Basin, we had 332,401 net developed acres and 225,202 net undeveloped acres. As of December 31, 2008, in the Appalachian Basin, we had 8,798 net developed acres and 59,592 net undeveloped acres. Subsequent to the divestiture of our acreage in Lycoming County, Pennsylvania, as of March 31, 2009, we had 8,758 net developed acres and 36,974 net undeveloped acres in the Appalachian Basin. Developed acres are acres spaced or assigned to productive wells/units based upon governmental authority or standard industry practice. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether such acreage contains proved reserves.

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Drilling Activities

The table below sets forth the number of wells completed at any time during the period, regardless of when drilling was initiated. Our drilling, recompletion, abandonment, and acquisition activities for the periods indicated are shown below (this information is inclusive of all basins and areas):

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2008		2007		2006
	Oil & Gas		Gas(1)		Gas(1)
	Gross	Net	Gross	Net	Gross	Net

Exploratory wells drilled:
Capable of production	1	1	—	—	—	—
Dry	1	1	—	—	—	—
Development wells drilled:
Capable of production	339	338	572	572	621	621
Dry	—	—	—	—	—	—
Wells plugged and abandoned	17	17	—	—	—	—
Wells acquired capable of production(2)	551	514.5	—	—	—	—

Net increase in capable wells	875	837.5	572	572	621	621

Recompletion of old wells:
Capable of production	14	14	50	49	125	122

(1)	No change to oil wells for the years ended December 31, 2007 and 2006.

(2)	Includes 53.5 net and 55 gross oil wells capable of production acquired in Seminole County, Oklahoma in February 2008. The remainder of the acquired wells were acquired as part of the PetroEdge acquisition.

Exploration and Production

General

As the operator of wells in which we have an interest, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. Quest Energy Service, LLC, our wholly-owned subsidiary, manages all of our properties and employs production and reservoir engineers, geologists and other specialists. Quest Cherokee Oilfield Service, LLC, a wholly-owned subsidiary of Quest Energy, employs our Cherokee Basin and Appalachian Basin field personnel.

Field operations conducted by our personnel include duties performed by “pumpers” or employees whose primary responsibility is to operate the wells. Other field personnel are experienced and involved in the activities of well servicing, the development and completion of new wells and the construction of supporting infrastructure for new wells (such as electric service, salt water disposal facilities, and gas feeder lines). The primary equipment categories owned by us are trucks, well service rigs, stimulation assets and construction equipment. We utilize third party contractors on an “as needed” basis to supplement our field personnel.

In the Cherokee Basin, we provide, on an in-house basis, many of the services required for the completion and maintenance of our CBM wells. Internally sourcing these functions significantly reduces our reliance on third party contractors, which typically provide these services. We are also able to realize significant cost savings because we can reduce delays in executing our plan of development, avoid paying price markups and are able to purchase our own supplies at bulk discounts. We rely on third party contractors to drill our wells. Once a well is drilled, either we or a third party contractor will run the casing. We will perform the cementing, fracturing, stimulation and complete our own well site construction. We have our own fleet of 24 well service units that we use in the process of completing our wells, and to perform remedial field operations required to maintain production from our existing wells. In the Appalachian Basin, we rely on third party contractors for these services.

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Oil and Gas Leases

As of December 31, 2008, we had over 4,500 leases covering approximately 627,244 net acres. The typical oil and gas lease provides for the payment of royalties to the mineral owner for all oil or gas produced from any well drilled on the lease premises. This amount ranges from 12.5% to 18.75% resulting in an 81.25% to 87.5% net revenue interest to us.

Because the acquisition of oil and gas leases is a very competitive process, and involves certain geological and business risks to identify productive areas, prospective leases are sometimes held by other oil and gas operators. In order to gain the right to drill these leases, we may purchase leases from other oil and gas operators. In some cases, the assignor of such leases will reserve an overriding royalty interest, ranging from 3.125% to 16.5% which further reduces the net revenue interest available to us to between 71.0% and 84.375%.

As of December 31, 2008, approximately 65% of our oil and gas leases were held by production, which means that for as long as our wells continue to produce oil or gas, we will continue to own those respective leases.

Natural Gas Pipelines

Gas Gathering Systems

QMLP’s approximately 2,173-mile low pressure gas gathering pipeline network is owned by Bluestem, a wholly-owned subsidiary of Quest Midstream. QMLP’s natural gas gathering pipeline network is located in the Cherokee Basin and provides a market outlet for natural gas in a region of approximately 1,000 square miles in size and has connections to both intrastate and interstate delivery pipelines. It is the largest gathering system in the Cherokee Basin with a current throughput capacity of approximately 85 Mmcf/d and delivers virtually all its gathered gas into Southern Star Central Gas Pipeline at multiple interconnects. This gathering system includes 83 field compression units comprising approximately 51,000 horsepower of compression in the field (most of which are currently rented) as well as seven CO2 amine treating facilities.

The pipelines gather all of the natural gas produced by QELP in the Cherokee Basin pursuant to a midstream services and gas dedication agreement (see “— Midstream Services Agreement” below) in addition to some natural gas produced by other companies. The pipeline network is a critical asset for our future growth in the Cherokee Basin because natural gas gathering pipelines are a costly component of the infrastructure required for natural gas production and such pipelines are not easily constructed.

We intend to expand our gas gathering pipeline infrastructure through the development of new pipelines and to a lesser extent, through the acquisition of existing pipelines, if the outlook for commodity prices improves to the point where we believe future development in the Cherokee Basin is justified and Quest Midstream has available capital.

For 2008, our average cost for pipeline infrastructure to connect a Cherokee Basin well was approximately $65,500 per well. We estimate that our cost for pipeline infrastructure to connect a Cherokee Basin well will be approximately $61,000 per well for 2009. We expect to connect 56 wells in the Cherokee Basin in 2009, if the outlook for commodity prices improves to the point where we believe the connection of these wells is justified and Quest Midstream has available capital.

Quest Eastern owns and operates a gas gathering pipeline network of approximately 183 miles that serves our acreage position in the Appalachian Basin. The pipeline delivers both to intrastate gathering and interstate pipeline delivery points. Presently, this system has a maximum daily throughput of approximately 15 Mmcf/d and is operating at about 20% capacity. All of QELP’s Appalachian gas production is transported by Quest Eastern’s gas gathering pipeline network. Less than 1% of the current volumes transported on Quest Eastern’s natural gas gathering pipeline system are for third parties.

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The following table sets forth the number of miles of gas gathering pipeline acquired or constructed by Quest Midstream and Quest Eastern during the periods indicated.

	Year Ended December 31,
	2008	2007	2006

Miles constructed	184	315	392
Miles acquired(1)	178	—	—

(1)	Consists of gas gathering system acquired by Quest Eastern as part of the PetroEdge acquisition.

The table below sets forth the natural gas volumes gathered on our gas gathering pipeline networks during the years ended December 31, 2008 and 2007.

	Year Ended December 31,
	2008	2007

Pipeline Natural Gas Vols (Mmcf):
Cherokee Basin	27,093	22,562
Quest Eastern	476	—

Midstream Services Agreement

Quest Energy and Quest Midstream are parties to a midstream services and gas dedication agreement entered into on December 22, 2006, but effective as of December 1, 2006. Pursuant to the midstream services agreement, Quest Midstream gathers and provides certain midstream services, including dehydration, treating and compression, to Quest Energy for all gas produced from Quest Energy’s wells in the Cherokee Basin that are connected to Quest Midstream’s gathering system.

The initial term of the midstream services agreement expires on December 1, 2016, with two additional five-year extension periods that may be exercised by either party upon 180 days’ notice. The fees charged under the midstream services agreement are subject to renegotiation upon the exercise of each five-year extension period.

Under the midstream services agreement, Quest Energy agreed to pay Quest Midstream an initial fee equal to $0.50 per Mmbtu of gas for gathering, dehydration and treating services and $1.10 per Mmbtu of gas for compression services, subject to an annual adjustment to be determined by multiplying each of the gathering services fee and the compression services fee by the sum of (i) 0.25 times the percentage change in the producer price index for the prior calendar year and (ii) 0.75 times the percentage change in the Southern Star first of month index for the prior calendar year. Such adjustment will be calculated within 60 days after the beginning of each year, but will be retroactive to the beginning of the year. Such fees will never be reduced below the initial rates described above. For 2008, the fees were $0.51 per Mmbtu of gas for gathering, dehydration and treating services and $1.13 per Mmbtu of gas for compression services. For 2009, the fees are $0.596 per Mmbtu of gas for gathering, dehydration and treating services and $1.319 per Mmbtu of gas for compression services. Such fees are subject to renegotiation in connection with each renewal period. In addition, at any time after each five year anniversary of the date of the midstream services agreement, each party will have a one-time option to elect to renegotiate the fees and/or the basis for the annual adjustment to the fees if the party believes there has been a material change to the economic returns or financial condition of either party. If the parties are unable to agree on the changes, if any, to be made to such terms, then the parties will enter into binding arbitration to resolve any dispute with respect to such terms.

In accordance with the midstream services agreement, Quest Energy bears the cost to remove and dispose of free water from its gas prior to delivery to Quest Midstream and of all fuel requirements necessary to perform the gathering and midstream services, plus any lost and unaccounted for gas.

Quest Midstream has an exclusive option for sixty days to connect to its gathering system each of the gas wells that Quest Energy develops in the Cherokee Basin. In addition, Quest Midstream will be required to connect to its gathering system, at its expense, any new gas wells that Quest Energy completes in the Cherokee Basin if Quest

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Midstream would earn a specified internal rate of return from those wells. This rate of return is subject to renegotiation once after the fifth anniversary of the agreement and once during each renewal period at the election of either party. Quest Midstream also has the sole discretion to cease providing services on all or any part of its gathering system if it determines that continued operation is not economically justified. If Quest Midstream elects to do so, it must provide Quest Energy with 90 days written notice and will offer Quest Energy the right to purchase that part of the terminated system. If Quest Energy does acquire that part of the system and it remains connected to any other portion of Quest Midstream’s gathering system, then Quest Energy may deliver its gas from the terminated system to Quest Midstream’s system, and a fee for any services provided by Quest Midstream will be negotiated.

In addition, Quest Midstream agreed to install the saltwater disposal lines for Quest Energy’s gas wells connected to Quest Midstream’s gathering system for an initial fee of $1.25 per linear foot and connect such lines to Quest Energy’s saltwater disposal wells for a fee of $1,000 per well, subject to an annual adjustment based on changes in the Employment Cost Index for Natural Resources, Construction, and Maintenance. For 2008, the fees were $1.29 per linear foot to install saltwater disposal lines and $1,030 per well to connect such lines to Quest Energy’s saltwater disposal wells. For 2009, the fees are $1.33 per linear foot to install saltwater disposal lines and $1,061 per well to connect such lines to Quest Energy’s saltwater disposal wells.

Appalachian Gathering Agreement

Quest Cherokee and Quest Eastern are parties to a gas transportation agreement effective as of July 1, 2008. Pursuant to the gas transportation agreement, Quest Eastern receives, transports and processes all gas delivered by Quest Cherokee at certain specified receipt points and redelivers to or for the account of Quest Cherokee at the delivery points the thermal equivalent of the gas received from Quest Cherokee.

Pursuant to the gas transportation agreement, Quest Cherokee has agreed to pay Quest Eastern a fee equal to $0.70 per Mmbtu. Should Quest Cherokee fail to timely remit the full amount owed to Quest Eastern when due, unless such failure is caused by Quest Cherokee disputing in good faith the amount owed to Quest Eastern, Quest Cherokee must pay interest on the unpaid and undisputed portion, which will accrue at a rate equal to prime plus 1%.

The gas transportation agreement will continue until terminated upon 90 days written notice by either party. Upon termination of the agreement, Quest Eastern may require Quest Cherokee to resize the compression within Quest Eastern’s infrastructure and facilities to the capacity necessary without Quest Cherokee’s gas as of the date of termination.

In accordance with the gas transportation agreement, Quest Eastern has the right to decrease or halt the receipt of Quest Cherokee’s gas without prior notification if at any time Quest Cherokee’s gas will materially adversely affect the normal operation of Quest Eastern’s facilities due to the failure of gas delivered by Quest Cherokee to meet the quality standards as outlined in the agreement.

Third Party Gas Gathering

For services rendered to parties other than Quest Energy, Quest Midstream retains a portion of the gas volumes sold. Approximately 6% of the gas transported on Quest Midstream’s natural gas gathering pipeline system in the Cherokee Basin is for third parties.

Interstate Pipelines

KPC, an indirect subsidiary of Quest Midstream, owns and operates an approximately 1,120-mile interstate gas pipeline, which transports natural gas from Oklahoma and western Kansas to the metropolitan Wichita and Kansas City markets. Further, it is one of only three pipeline systems currently capable of delivering gas into the Kansas City metropolitan market. The KPC system includes three compressor stations with a total of 14,680 horsepower and has a throughput capacity of approximately 160 Mmcf/d. KPC has supply interconnections with pipelines owned and/or operated by Enogex Inc., Panhandle Eastern PipeLine Company and ANR Pipeline

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Company, allowing QMLP to transport natural gas volumes sourced from the Anadarko and Arkoma basins, as well as the western Kansas and Oklahoma panhandle producing regions.

Marketing and Major Customers

Exploration and Production

We market our own natural gas. In the Cherokee Basin for 2008, substantially all of our gas production was sold to ONEOK Energy Marketing and Trading Company (“ONEOK”). More than 71% of our natural gas production was sold to ONEOK and 21% was sold to Tenaska Marketing Ventures in 2007. More than 91% of our natural gas production was sold to ONEOK in 2006.

Our oil in the Cherokee Basin is currently being sold to Coffeyville Refining. Previously, it had been sold to Plains Marketing, L.P.

During the year ended December 31, 2008, we sold 100% of our oil in Seminole County, Oklahoma to Sunoco Partners Marketing & Terminals L.P. under sale and purchase contracts, which have varying terms and cannot be terminated by either party, other than following an event of default.

Approximately 73% of our 2008 Appalachian Basin production was sold to Dominion Field Services under contracts with a mix of fixed price and index based sales in place at the time of the PetroEdge acquisition in July 2008. Reliable Wetzel transported and sold approximately 10% of our 2008 Appalachian Basin production under a market sensitive contract that expires in 2010. Another 8% was sold to Hess Corporation under a mix of fixed price and index based sales. The remainder of the Appalachian production was sold to various purchasers under market sensitive pricing arrangements. None of these remaining sales exceeded 4% of total Appalachian Basin production. Due to the history of problematic Northeastern pipeline constraints, we have secured a firm transportation agreement to ensure uninterrupted deliveries of our natural gas production.

Under various sale and purchase contracts, 100% of our oil produced in the Appalachian Basin was sold to Appalachian Oil Purchasers, a division of Clearfield Energy.

If we were to lose any of these oil or gas purchasers, we believe that we would be able to promptly replace them.

Gas Gathering

Approximately 94% of the throughput on Quest Midstream’s gas gathering pipeline system is attributable to Quest Energy production with the balance being other third party customers. Approximately 99% of the throughput on Quest Eastern’s gas gathering pipeline system in the Appalachian Basin is attributable to Quest Energy production.

Interstate Pipelines

KPC’s two primary customers are Kansas Gas Service (KGS) and Missouri Gas Energy (MGE), both of which are served under firm natural gas transportation contracts. For the period from November 1, 2007, the date of the KPC Pipeline acquisition, through December 31, 2007, approximately 60% of KPC’s revenue was from KGS and 36% was from MGE. During 2008, approximately 58% and 36% of KPC’s revenue was from KGS and MGE, respectively. KGS, a division of ONEOK, Inc., is the local distribution company in Kansas for Kansas City and Wichita as well as a number of other municipalities; while MGE, a division of Southern Union Company, is a natural gas distribution company that serves over one-half million customers in 155 western Missouri communities.

Commodity Derivative Activities

Quest Energy sells the majority of its gas in the Cherokee Basin based on the Southern Star first of month index, with the remainder sold on the daily price on the Southern Star index. Quest Energy sells the majority of its gas in the Appalachian Basin based on the Dominion Southpoint index, with the remainder sold on local basis. Quest Energy sells the majority of its oil production under a contract priced at a fixed discount to NYMEX oil prices. Due to the historical volatility of oil and natural gas prices, Quest Energy has implemented a hedging

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strategy aimed at reducing the variability of prices it receives for the sale of its future production. While we believe that the stabilization of prices and production afforded Quest Energy by providing a revenue floor for its production is beneficial, this strategy may result in lower revenues than Quest Energy would have if it was not a party to derivative instruments in times of rising oil or natural gas prices. As a result of rising commodity prices, Quest Energy may recognize additional charges to future periods. Quest Energy holds derivative contracts based on Southern Star and NYMEX natural gas and oil prices and it has fixed price sales contracts with certain customers in the Appalachian Basin. These derivative contracts and fixed price contracts mitigate Quest Energy’s risk to fluctuating commodity prices but do not eliminate the potential effects of changing commodity prices. Quest Energy’s derivative contracts limit its exposure to basis differential risk as it generally enters into derivative contracts that are based on the same indices on which the underlying sales contracts are based or by entering into basis swaps for the same volume of hedges that settle based on NYMEX prices.

As of December 31, 2008, Quest Energy held derivative contracts and fixed price sales contracts totaling approximately 39.8 Bcf of natural gas and 66,000 Bbls of oil through 2012. Approximately 14.6 Bcf of Quest Energy’s Cherokee Basin natural gas production is hedged utilizing Southern Star contracts at a weighted average price of $7.78/Mmbtu for 2009 and approximately 22.5 Bcf of its Cherokee Basin natural gas production is hedged utilizing Southern Star contracts at a weighted average price of $7.42/Mmbtu for 2010 through 2012. Approximately 0.75 Bcf of Quest Energy’s Appalachian Basin natural gas production is hedged utilizing NYMEX contracts at a weighted average price of $11.00/Mmbtu for 2009 and approximately 1.2 Bcf of its Appalachian Basin natural gas is hedged utilizing NYMEX contracts at a weighted average price of $9.77/Mmbtu for 2010 through 2012. Quest Energy’s fixed price sales contracts hedge approximately 0.65 Bcf of its Appalachian Basin natural gas production at a weighted average price of $8.38/Mmbtu in 2009 and 0.1 Bcf of its Appalachian Basin natural gas production at a weighted average price of $8.96/Mmbtu in 2010.

As of December 31, 2008, approximately 36,000 Bbls of Quest Energy’s Seminole County crude oil production is hedged utilizing NYMEX contracts at a weighted average price of $90.07/Bbl for 2009 and approximately 30,000 Bbls of our Seminole County crude oil production is hedged utilizing NYMEX contracts for 2010 through 2012 at a weighted average price of $87.50/Bbl. For more information on our derivative contracts, see Note 8 — Financial Instruments and Note 7 — Derivative Financial Instruments, in the notes to the consolidated financial statements in Item 8 of this Form 10-K/A.

Competition

Exploration and Production

We operate in a highly competitive environment for acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. As a result, our competitors may be able to pay more for productive oil and gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry.

Gas Gathering

Quest Midstream’s and Quest Eastern’s gas gathering systems experience minimal competition because approximately 94% and 99%, respectively, of these systems’ throughput is attributable to Quest Energy production.

Interstate Pipelines

We compete with other interstate and intrastate pipelines in the transportation of natural gas for transportation customers primarily on the basis of transportation rates, access to competitively priced supplies of natural gas, markets served by the pipelines, and the quality and reliability of transportation services. Major competitors include Southern Star Central Gas Pipeline, Kinder Morgan Interstate Gas Transmission’s Pony Express Pipeline and

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Panhandle Eastern Pipeline Company in the Kansas City market, and Southern Star Central Gas Pipeline, Peoples Natural Gas and Mid-Continent Market Center in the Wichita market.

Title to Properties

Oil and Gas Properties

As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to our properties on which we do not have proved reserves. Prior to the commencement of development operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence development operations on a property until we have cured any material title defects on such property. Prior to completing an acquisition of producing oil and gas leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, we believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and gas industry.

Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or will materially interfere with our use in the operation of our business. In some cases lands over which leases have been obtained are subject to prior liens which have not been subordinated to the leases. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects.

On a small percentage of our acreage (less than 1.0%), the landowner in the past transferred the rights to the coal underlying their land to a third party. With respect to those properties, we have obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands. In Oklahoma and Kansas, the law is unsettled as to whether the owner of the gas rights or the coal rights is entitled to the CBM gas. We are currently involved in litigation with the owner of the coal rights on these lands to determine who has the rights to the CBM gas.

Pipeline Rights-of-Way

Substantially all of our gathering systems and our transmission pipeline are constructed within rights-of-way granted by property owners named in the appropriate land records. All of our compressor stations are located on property owned in fee or on property obtained via long-term leases or surface easements.

Our property or rights-of-way are subject to encumbrances, restrictions and other imperfections. These imperfections have not interfered, and we do not expect that they will materially interfere, with the conduct of our business. In many instances, lands over which rights-of-way have been obtained are subject to prior liens which have not been subordinated to the right-of-way grants. In some cases, not all of the owners named in the appropriate land records have joined in the right-of-way grants, but in substantially all such cases signatures of the owners of majority interests have been obtained. Substantially all permits have been obtained from public authorities to cross over or under, or to lay facilities in or along, water courses, county roads, municipal streets, and state highways, where necessary. Substantially all permits have also been obtained from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election.

Certain of our rights to lay and maintain pipelines are derived from recorded oil and gas leases, for wells that are currently in production; however, the leases are subject to termination if the wells cease to produce. In most cases, the right to maintain existing pipelines continues in perpetuity, even if the well associated with the lease ceases to be productive. In addition, because some of these leases affect wells at the end of lines, these rights-of-way will not be used for any other purpose once the related wells cease to produce.

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Seasonal Nature of Business

Exploration and Production and Gas Gathering

Seasonal weather conditions and lease stipulations can limit our development activities and other operations and, as a result, we seek to perform a significant percentage of our development during the spring and summer months. These seasonal anomalies can pose challenges for meeting our well development objectives and increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations.

In addition, freezing weather, winter storms and flooding in the spring and summer have in the past resulted in a number of our wells being off-line for a short period of time, which adversely affects our production volumes and revenues and increases our lease operating costs due to the time spent by field employees to bring the wells back on-line.

Generally, but not always, the demand for gas decreases during the summer months and increases during the winter months thereby affecting the price we receive for gas. Seasonal anomalies such as mild winters and hot summers sometimes lessen this fluctuation.

Interstate Pipelines

Due to the nature of the markets served by the KPC Pipeline, primarily the metropolitan Wichita and Kansas City markets’ heating load, the utilization rate of the KPC Pipeline has traditionally been much higher in the winter months (December through April) than in the remainder of the year. However, due to the nature of the firm transportation agreements under which the vast majority of the KPC Pipeline revenue is derived, we are, to a material degree, profit neutral to these seasonal fluctuations.

Environmental Matters and Regulation

General

Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	enjoin some or all of the operations of facilities deemed in non-compliance with permits;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and gas drilling, production and transportation activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, areas inhabited by endangered or threatened species, and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws, rules and regulations may also restrict the rate of oil and gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and the clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. Any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and gas industry could have a significant impact on our operating costs.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

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Waste Handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the federal Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, production and transportation of oil and gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. Also, in the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, which may be regulated as hazardous wastes. The transportation of natural gas in pipelines may also generate some hazardous wastes that are subject to RCRA or comparable state law requirements.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, imposes joint and several liabilities, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain environmental studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own, lease or operate numerous properties that have been used for oil and gas exploration, production, and transportation for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. In fact, there is evidence that petroleum spills or releases have occurred in the past at some of the properties owned or leased by us. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform plugging or pit closure operations to prevent future contamination.

Water Discharges

The Clean Water Act (“CWA”) and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants in waste water and storm water, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The CWA regulates storm water run-off from oil and gas production operations and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of the CWA may require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. Federal and state regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

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Our operations also produce wastewaters that are disposed via underground injection wells. These activities are regulated by the Safe Drinking Water Act (“SDWA”) and analogous state and local laws. The underground injection well program under the SDWA classifies produced wastewaters and imposes controls relating to the drilling and operation of the wells as well as the quality of the injected wastewaters. This program is designed to protect drinking water sources and requires a permit from the EPA or the designated state agency. Currently, our operations comply with all applicable requirements and have a sufficient number of operating injection wells. However, a change in the regulations or the inability to obtain new injection well permits in the future may affect our ability to dispose of the produced waters and ultimately affect the results of operations.

The primary federal law for oil spill liability is the Oil Pollution Act, or OPA, which addresses three principal areas of oil pollution: prevention, containment, and cleanup. OPA applies to vessels, offshore facilities, and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under OPA, responsible parties, including owners and operators of onshore facilities, may be subject to oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills.

Air Emissions

The Federal Clean Air Act (“CAA”) and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. Such laws and regulations may require a facility to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain or strictly comply with air permits containing various emissions and operational limitations or utilize specific emission control technologies to limit emissions. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Moreover, depending on the state-specific statutory authority, states may be able to impose air emissions limitations that are more stringent than the federal standards imposed by EPA. Federal and state regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations.

Permits and related compliance obligations under the CAA, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, may require oil and gas exploration, production and transportation operations to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies. In addition, some oil and gas facilities may be included within the categories of hazardous air pollutant sources, which are subject to increasing regulation under the CAA. Failure to comply with these requirements could subject a regulated entity to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions. Oil and gas exploration and production facilities may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations, or use specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. Historically, air pollution control has become more stringent over time. This trend is expected to continue. The cost of technology and systems to control air pollution to meet regulatory requirements is significant today. These costs are expected to increase as air pollution control requirements increase. We believe, however, that our operations will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Protocol, became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as “greenhouse gases”, that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol; however, Congress has recently considered proposed legislation directed at reducing “greenhouse gas emissions”, and certain states have adopted legislation, regulations and/or initiatives addressing greenhouse gas emissions from various sources, primarily

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power plants. Additionally, on April 2, 2007, the U.S. Supreme Court ruled in Massachusetts v. EPA that the EPA has authority under the CAA to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks). The Court also held that greenhouse gases fall within the CAA’s definition of “air pollutant”, which could result in future regulation of greenhouse gas emissions from stationary sources, including those used in oil and gas exploration, production and transportation operations. The oil and gas industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Our operations are not adversely impacted by the current state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

Hydrogen Sulfide

Hydrogen sulfide gas is a byproduct of sour gas treatment. Exposure to unacceptable levels of hydrogen sulfide (known as sour gas) is harmful to humans, and prolonged exposure can result in death. We employ numerous safety precautions to ensure the safety of our employees. There are various federal and state environmental and safety requirements that apply to facilities using or producing hydrogen sulfide gas. Notwithstanding compliance with such requirements, common law causes of action are available to persons damaged by exposure to hydrogen sulfide gas.

National Environmental Policy Act

Oil and gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. If we were to conduct any exploration and production activities on federal lands in the future, those activities would need to obtain governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and gas projects.

Endangered Species Act

The Endangered Species Act (“ESA”) and analogous state laws restrict activities that may affect endangered or threatened species or their habitats. Although we believe that our current operations do not affect endangered or threatened species or their habitats, the existence of endangered or threatened species in areas of future operations and development could cause us to incur additional mitigation costs or become subject to construction or operating restrictions or bans in the affected areas.

OSHA and Other Laws and Regulation

We are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The Occupational Safety and Health Administration’s hazard communication standard, EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other comparable laws.

We believe that we are in substantial compliance with all existing environmental and safety laws and regulations applicable to our current operations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. For instance, we did not incur any material capital expenditures for remediation or pollution control activities for the year ended December 31, 2008. Additionally, as of the date of this report, we are not aware of any environmental issues or claims that will require material capital expenditures during 2009. However, accidental spills or releases may occur in the course of our operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage to property and persons.

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Moreover, we cannot assure you that the passage of more stringent laws or regulations in the future will not have a negative impact on our business, financial condition, or results of operations.

Other Regulation of the Oil and Gas Industry

The oil and gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including gas and oil facilities. Our operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Exploration and Production

Our operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

Some state laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, some state conservation laws establish maximum rates of production from oil and gas wells. These laws generally prohibit the venting or flaring of gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, some states impose a production or severance tax with respect to the production and sale of oil, gas and gas liquids within its jurisdiction.

The Cherokee Basin has been an active oil and gas producing region for a number of years. Many of our properties had abandoned oil and conventional gas wells on them at the time the current lease was entered into with the landowner. A number of these wells remain unplugged or were improperly plugged by a prior landowner or operator. Many of the former operators of these wells have ceased operations and cannot be located or do not have the financial resources to plug these wells. We believe that we are not responsible for plugging an abandoned well on one of our leases, unless we have used, attempted to use or invaded the abandoned well bore in our operations on the land or have otherwise agreed to assume responsibility for plugging the wells. The Kansas Corporation Commission’s current interpretation of Kansas law is consistent with our position.

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Interstate Pipelines

The availability, terms and cost of transportation significantly affect sales of gas. The interstate transportation of gas and sale for resale of gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission (“FERC”). Federal and state regulations govern the price and terms for access to gas pipeline transportation. FERC is continually proposing and implementing new rules and regulations affecting those segments of the gas industry, most notably interstate gas transmission companies that remain subject to FERC’s jurisdiction. These initiatives also may affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the gas industry. We cannot predict the ultimate impact of these regulatory changes to our operations, and we note that some of FERC’s more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that we will be affected by any such FERC action materially differently than other interstate pipelines with which we compete.

The Energy Policy Act of 2005, or EP Act 2005, gave FERC increased oversight and penalty authority regarding market manipulation and enforcement. EP Act 2005 amended the Natural Gas Act of 1938, or NGA, to prohibit market manipulation and also amended the NGA and the Natural Gas Policy Act of 1978, or NGPA, to increase civil and criminal penalties for any violations of the NGA, NGPA and any rules, regulations or orders of FERC to up to $1,000,000 per day, per violation. In addition, FERC issued a final rule effective January 26, 2006 regarding market manipulation, which makes it unlawful for any entity, in connection with the purchase or sale of gas or transportation service subject to FERC’s jurisdiction, to defraud, make an untrue statement or omit a material fact or engage in any practice, act or course of business that operates or would operate as a fraud. This final rule works together with FERC’s enhanced penalty authority to provide increased oversight of the gas marketplace.

Although gas prices are currently unregulated, FERC promulgated regulations in December 2007 requiring natural gas sellers to submit an annual report, beginning in July 2009, reporting certain information regarding natural gas purchases and sales (e.g., total volumes bought and sold, volumes bought and sold and index prices, etc.). Additionally, Congress historically has been active in the area of gas regulation. We cannot predict whether new legislation to regulate gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of condensate and gas liquids are not currently regulated and are made at market prices.

State Regulation

The various states regulate the drilling for, and the production, gathering and sale of, oil and gas, including imposing severance taxes and requirements for obtaining drilling permits. For example, Kansas currently imposes a severance tax on the gross value of oil and gas produced from wells having an average daily production during a calendar month with a gross value of more than $87 per day. Kansas also imposes oil and gas conservation assessments per barrel of oil and per 1,000 cubic feet of gas produced. In general, oil and gas leases and oil and gas wells (producing or capable of producing), including all equipment associated with such leases and wells, are subject to an ad valorem property tax.

Oklahoma imposes a monthly gross production tax and excise tax based on the gross value of the oil and gas produced. Oklahoma also imposes an excise tax based on the gross value of oil and gas produced. All property used in the production of oil and gas is exempt from ad valorem taxation if gross production taxes are paid. Lastly, the rate of taxation of locally assessed property varies from county to county and is based on the fair cash value of personal property and the fair cash value of real property.

West Virginia imposes a severance tax equal to five percent of the gross value of oil and gas produced and a similar severance tax on CBM produced. West Virginia also imposes an additional annual privilege tax equal to 4.7 cents per Mcf of natural gas produced. New York imposes an annual oil and gas charge based on the amount of oil or natural gas produced each year.

States may regulate rates of production and may establish maximum daily production allowables from oil and gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or

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engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may limit the amounts of oil and gas that may be produced from our wells and may limit the number of wells or locations drilled.

Federal Regulation of Transportation of Gas

FERC regulates interstate natural gas pipelines pursuant to the NGA, NGPA and EP Act 2005. Generally, FERC’s authority over interstate natural gas pipelines extends to:

•	rates and charges for natural gas transportation services;

•	certification and construction of new facilities;

•	extension or abandonment of services and facilities;

•	maintenance of accounts and records;

•	relationships between pipelines and certain affiliates;

•	terms and conditions of service;

•	depreciation and amortization policies;

•	acquisition and disposition of facilities; and

•	initiation and discontinuation of services.

Rates charged by interstate natural gas pipelines may generally not exceed the just and reasonable rates approved by FERC, unless they are filed as “negotiated rates” and accepted by the FERC. In addition, interstate natural gas pipelines are prohibited from granting any undue preference to any person, or maintaining any unreasonable difference in their rates, terms, or conditions of service. Consistent with these requirements, the rates, terms, and conditions of the natural gas transportation services provided by interstate pipelines are governed by tariffs approved by FERC.

We own and operate one interstate natural gas pipeline system that is subject to these regulatory requirements. KPC owns and operates a 1,120-mile interstate natural gas pipeline system, which transports natural gas from Oklahoma and western Kansas to the metropolitan markets of Wichita and Kansas City. As an interstate natural gas pipeline, KPC is subject to FERC’s jurisdiction and the regulatory requirements summarized above. Maintaining compliance with these requirements on a continuing basis requires KPC to incur various expenses. Additional compliance expenses could be incurred if new or amended laws or regulations are enacted or existing laws or regulations are reinterpreted. KPC’s customers, the state commissions that regulate certain of those customers, and other interested parties also have the right to file complaints seeking changes in the KPC tariff, including with respect to the transportation rates stated therein.

Our remaining natural gas pipeline facilities are generally exempt from FERC’s jurisdiction and regulation pursuant to Section 1(b) of the NGA, which exempts pipeline facilities that perform primarily a gathering function, rather than a transportation function. We believe our pipeline facilities (other than the KPC system) meet the traditional tests used by FERC to distinguish gathering facilities from transportation facilities. However, if FERC were to determine that the facilities perform primarily a transportation function, rather than a gathering function, these facilities may become subject to regulation as interstate natural gas pipeline facilities. We believe the expenses associated with seeking certificate authority for construction, service and abandonment, establishing rates and a tariff for these other facilities, and meeting the detailed regulatory accounting and reporting requirements would substantially increase our operating costs and would adversely affect our profitability.

Additionally, while generally exempt from FERC’s jurisdiction, FERC adopted new internet posting requirements in November 2008 that are applicable to certain gathering facilities and other non-interstate pipelines meeting size and other thresholds. Various parties have requested rehearing of the FERC rule adopting the new posting requirements and the FERC has granted an extension of time to comply with the new requirements until 150 days following the issuance of an order addressing the requests for rehearing. If the rules are upheld on

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rehearing and become applicable to our gathering facilities, they would likely require us to post certain pipeline operational information on a daily basis, which could require us to incur additional compliance expenses.

State Regulation of Natural Gas Gathering Pipelines

Our natural gas gathering pipeline operations are currently limited to the States of Kansas, Oklahoma, New York, and West Virginia. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, and compliant-based rate regulation. Bluestem is licensed as an operator of a natural gas gathering system with the KCC and is required to file periodic information reports with the KCC. We are not required to be licensed as an operator or to file reports in Oklahoma, New York or West Virginia.

On those portions of our gas gathering system that are open to third party producers, the producers have the ability to file complaints challenging our gathering rates, terms of services and practice. Our fees, terms and practice must be just, reasonable, not unjustly discriminatory and not unduly preferential. If the KCC or the Oklahoma Corporation Commission (OCC), as applicable, were to determine that the rates charged to a complainant did not meet this standard, the KCC or the OCC, as applicable, would have the ability to adjust our rates with respect to the wells that were the subject of the complaint. We are not aware of any instance in which either the KCC or the OCC has made such a determination in the past.

These regulatory burdens may affect profitability, and management is unable to predict the future cost or impact of complying with such regulations. While state regulation of pipeline transportation does not materially affect our operations, we do own several small, discrete delivery laterals in Kansas that are subject to a limited jurisdiction certificate issued by the KCC. As with FERC regulation described above, state regulation of pipeline transportation may influence certain aspects of our business and the market price for our products.

Sales of Natural Gas

The price at which we buy and sell natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to FERC’s jurisdiction. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry, and these initiatives generally reflect more light-handed regulation. We cannot predict the ultimate impact of these regulatory changes to our natural gas marketing operations, and we note that some of FERC’s more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines.

Pipeline Safety

Our pipelines are subject to regulation by the U.S. Department of Transportation, or the DOT, under the Natural Gas Pipeline Safety Act of 1968, as amended, or the NGPSA, pursuant to which the DOT has established requirements relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The NGPSA covers the pipeline transportation of natural gas and other gases and requires any entity that owns or operates pipeline facilities to comply with the regulations under the NGPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. We believe that our pipeline operations are in substantial compliance with applicable NGPSA requirements; however, if new or amended laws and regulations are enacted or existing laws and regulations are reinterpreted, future compliance with the NGPSA could result in increased costs.

Other

In addition to existing laws and regulations, the possibility exists that new legislation or regulations may be adopted which would have a significant impact on our operations or our customers’ ability to use gas and may

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require us or our customers to change their operations significantly or incur substantial costs. Additional proposals and proceedings that might affect the gas industry are pending before Congress, FERC, the Minerals Management Service, state commissions and the courts. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely.

Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

Management believes that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on our method of operations than on other similar companies in the energy industry. We have internal procedures and policies to ensure that our operations are conducted in substantial regulatory compliance.

Employees

At December 31, 2008, we had a staff of 177 field employees in offices located in Kansas, Oklahoma, Pennsylvania, and West Virginia. We have 61 pipeline operations employees. Our staff consists of 72 executive and administrative personnel at the headquarters office in Oklahoma City and the Quest Midstream office in Houston, Texas. None of our employees are covered by a collective bargaining agreement. Management considers its relations with our employees to be satisfactory.

Administrative Facilities

The office space for the corporate headquarters for us and our subsidiaries and affiliates is leased and is located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102. The office lease is for 10 years expiring August 31, 2017 covering approximately 35,000 square feet. We own three buildings located in Chanute, Kansas that are used for administrative offices, a geological laboratory, an operations terminal and a repair facility. We own an additional building and storage yard in Lenapah, Oklahoma.

The office space for Quest Eastern is leased and is located at 2200 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143. The office lease is for five years expiring August 1, 2013 covering approximately 4,744 square feet. Quest Eastern owns a 50% interest in a nine acre lot with building improvements in Wetzel County, West Virginia that is used for equipment storage and office space.

Quest Midstream has 9,801 square feet of office space for some of its management personnel that is leased and is located at 3 Allen Center, 333 Clay Street, Suite 4060, Houston, Texas 77002. The office lease expires on May 6, 2015. Quest Midstream also owns an operational office that is located east of Chanute, Kansas. KPC has leased facilities at Olathe, Wichita, and Medicine Lodge, Kansas for the operations of its interstate pipeline. The Olathe office consists of approximately 7,650 square feet for a lease term of five years expiring October 31, 2011. The Wichita office consists of approximately 1,240 square feet on a one year lease, with an extension expiring December 31, 2009. The Medicine Lodge field office is leased on a month to month basis.

Where To Find Additional Information

Additional information about us can be found on our website at www.questresourcecorp.com. We also provide free of charge on our website our filings with the SEC, including our annual reports, quarterly reports, and current reports along with any amendments thereto, as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC.

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GLOSSARY OF SELECTED TERMS

The following is a description of the meanings of some of the oil and natural gas industry terms used in this Form 10-K/A.

Appalachian Basin.  One of the United States’ oldest oil and natural gas producing regions that extends from Alabama to Maine.

Bbl.  One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet of gas.

Bcfe.  One billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Brown Shales.  Fine grained rocks composed largely of clay minerals that contain little organic matter. Some of these shales immediately overlay the Marcellus Shale.

Btu or British Thermal Unit.  The quantity of heat required to raise the temperature of a one pound mass of water by one degree Fahrenheit.

CBM.  Coal bed methane.

Cherokee Basin.  A fifteen-county region in southeastern Kansas and northeastern Oklahoma.

Completion.  The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Developed acreage.  The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well.  A well drilled within the proved boundaries of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Devonian Sands.  Sands generally younger and shallower than the Marcellus Shale that occur in portions of Ohio, New York, Pennsylvania, West Virginia, Kentucky and Tennessee and generally located at depths of less than 5,000 feet.

Dry hole.  A well found to be incapable of producing hydrocarbons in paying quantities.

Dth.  One dekatherm, equivalent to one million British Thermal Units.

Earned acreage.  The number of acres that has been assigned as a result of fulfilling conditions or requirements of an agreement.

Exploitation.  A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory well.  A well drilled: a) to find and produce oil or gas in an area previously considered unproductive; b) to find a new reservoir in a known field, i.e., one previously producing oil and gas from another reservoir, or c) to extend the limit of a known oil or gas reservoir.

Farm-in or farm-out.  An agreement under which the owner of a working interest in an oil or gas lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out.” Acreage is considered to be unearned, until the conditions of the agreement are met, and an assignment of interest has been made.

Field.  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

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Frac/fracturing.  The method used to increase the deliverability of a well by pumping a liquid or other substance into a well under pressure to crack and prop open the hydrocarbon formation.

Gas.  Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

Gathering system.  Pipelines and other equipment used to move gas from the wellhead to the trunk or the main transmission lines of a pipeline system.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which we have a working interest.

Horizon or formation.  The section of rock, from which gas is expected to be produced.

Marcellus Shale.  A black, organic-rich shale formation in the Appalachian Basin that occurs in much of Ohio, West Virginia, Pennsylvania and New York and portions of Maryland, Kentucky, Tennessee and Virginia. The fairway of the Marcellus Shale is generally located at depths between 3,500 and 8,000 feet and ranges in thickness from 50 to 150 feet.

Mcf.  One thousand cubic feet of gas.

Mcf/d.  One Mcf per day.

Mcfe.  One thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Mmbtu.  One million British thermal units.

Mmcf.  One million cubic feet of gas.

Mmcf/d.  One Mmcf per day.

Mmcfe.  One million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Mmcfe/d.  One million cubic feet equivalent per day.

Net acres or net wells.  The sum of the fractional working interests owned in gross acres or wells, as the case may be.

Net production.  Production that is owned by us less royalties and production due others.

Net revenue interest.  The percentage of revenues due an interest holder in a property, net of royalties or other burdens on the property.

NGLs.  Natural gas liquids being the combination of ethane, propane, butane and natural gasoline that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX.  The New York Mercantile Exchange.

Oil.  Crude oil, condensate and NGLs.

Permeability.  The ability, or measurement of a rock’s ability, to transmit fluids, typically measured in darcies or millidarcies.

Perforation.  The making of holes in casing and cement (if present) to allow formation fluids to enter the well bore.

Productive well.  A well that produces commercial quantities of hydrocarbons exclusive of its capacity to produce at a reasonable rate of return.

Proved developed non-producing reserves.  Proved developed reserves expected to be recovered from zones behind casings in existing wells.

Proved developed reserves.  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

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Proved reserves.  The estimated quantities of crude oil, natural gas and NGLs that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Proved undeveloped reserves.  Proved reserves that are expected to be recovered from new wells drilled to known reservoirs on acreage yet to be drilled for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. This definition of proved undeveloped reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Recompletion.  The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve.  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reserve-to-production ratio.  This ratio is calculated by dividing estimated net proved reserves by the production from the previous year to estimate the number of years of remaining production.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Royalty Interest.  A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil or natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interests have the exclusive right to exploit the mineral on the land.

Shut in.  To close down a well temporarily.

Standardized measure.  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Standardized measure does not give effect to derivative transactions.

Unconventional resource development.  A development in which the targeted reservoirs generally fall into three categories: (1) tight sands, (2) coal beds, and (3) gas shales. The reservoirs tend to cover large areas and lack the readily apparent traps, seals and discrete hydrocarbon-water boundaries that typically define conventional reservoirs. These reservoirs generally require stimulation treatments or other special recovery processes in order to produce economic flow rate.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Unearned acreage.  The number of acres that has not yet been assigned, but may be developed per the terms of an agreement.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

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ITEM 1A.  RISK FACTORS

Risks Related to Our Business

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

The independent auditor’s report accompanying the audited consolidated financial statements included herein contains a statement expressing substantial doubt as to our ability to continue as a going concern. The factors contributing to this concern include our recurring losses from operations, stockholders’ (deficit) equity, and inability to generate sufficient cash flow to meet our obligations and sustain our operations. Please read Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Unless QRCP is able to sell additional assets, restructure its indebtedness, issue equity securities and/or complete some other strategic transaction, we may be forced to make a bankruptcy filing or take other actions that could have a material adverse effect on our business, the price of our common stock and our results of operations. Furthermore, the presence of this concern may have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees and could make it more challenging for us to raise additional financing or refinance our existing indebtedness.

QRCP’s potential sources of revenue and cash flows consist almost exclusively of distributions from Quest Energy and Quest Midstream, neither of which is expected to pay distributions in 2009 and as a result, we do not expect QRCP to be able to meet its cash disbursement obligations unless it engages in transactions outside the ordinary course of business.

QRCP’s potential sources of revenue and cash flows consist almost exclusively of distributions from Quest Energy and Quest Midstream on the partnership interests it owns. We do not expect either Quest Energy or Quest Midstream to pay any distributions to their unitholders in 2009 and are unable to estimate at this time when such distributions may be resumed.

In October and November of 2008, QRCP’s credit agreement and the credit agreement for each of Quest Energy and Quest Midstream were amended. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.” The amended terms of the credit agreements restrict the ability of Quest Energy and Quest Midstream to pay distributions, among other things. Even if they do not pay distributions, the Company and all other unitholders may be liable for taxes on their share of each of Quest Energy and Quest Midstream’s taxable income. As a result, we currently anticipate that QRCP will not be able to meet its cash disbursement obligations after August 31, 2009, unless QRCP is able to restructure its debt obligations, issue equity securities and/or sell additional assets, in which case there can still be no assurances that QRCP will be able to avoid bankruptcy or the liquidation of its assets.

Quest Energy’s credit agreements allow the payment of distributions only on its common units and the general partner units and only up to $0.40 per unit per quarter as long as the Second Lien Loan Agreement has not been paid in full. Since the majority of the units the Company owns in Quest Energy are subordinated units, Quest Energy is only permitted to pay distributions on approximately one-third of the interests the Company owns, which significantly reduces what was previously anticipated in cash flows. Furthermore, after giving effect to each quarterly distribution, Quest Energy must be in compliance with certain financial covenants which require its Available Liquidity (as defined in each of its credit agreements) to be no less than $14 million at March 31, 2009 and no less than $20 million at June 30, 2009.

Quest Midstream’s credit agreement prohibits the payment of distributions to its unitholders until the total leverage ratio is not greater than 4.0 to 1.0 after giving effect to each quarterly distribution.

Quest Midstream did not pay any distributions on any of its units for the third or fourth quarter of 2008 or the first quarter of 2009 and Quest Energy only paid distributions on its common units and the general partner interest for the third quarter of 2008 and did not pay any distributions on any of its units for the fourth quarter of 2008 or the first quarter of 2009. There is no assurance that unpaid distributions on QRCP’s common units and general partner units will be paid or that any future distributions will be declared and paid on any units.

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In addition, even if the credit agreements did not restrict the payment of distributions, Quest Energy and Quest Midstream may not have sufficient available cash each quarter to pay distributions to their unitholders. The amount of cash each of Quest Energy and Quest Midstream can distribute to its unitholders each quarter depends upon the amount of cash it generates from its operations, which fluctuate from quarter to quarter based on, among other things:

•	the amount of gas transported by Quest Midstream in its gathering and transmission pipelines;

•	the price of oil and gas;

•	operating costs;

•	prevailing economic conditions;

•	timing and collectibility of receivables;

•	the level of capital expenditures they make;

•	their ability to make borrowings under their credit agreements to pay distributions;

•	their debt service requirements and other liabilities;

•	fluctuations in their working capital needs; and

•	the amount of cash reserves established by their general partner for the proper conduct of their business.

We have identified significant and pervasive material weaknesses in our internal controls, which have and could continue to affect our ability to ensure timely and reliable financial reports and the ability of our auditors to attest to the effectiveness of our internal controls.

During management’s review of our internal controls as of December 31, 2008, control deficiencies that constituted material weaknesses related to the following items were identified:

•	We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting.

•	We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures.

•	We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes, including the preparation and review of financial statements and schedules and journal entries.

•	We did not establish and maintain effective controls to ensure the correct application of generally accepted accounting principles in the United States of America (“GAAP”) related to derivative instruments.

•	We did not establish and maintain effective controls to ensure completeness and accuracy of stock compensation costs.

•	We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense.

•	We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs.

•	We did not establish and maintain effective controls to adequately segregate the duties over cash management.

These material weaknesses resulted in the misstatement of our annual and interim consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005, the seven months ended December 31, 2004 and the fiscal year ended May 31, 2004 (including the interim periods within those periods) and as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008.

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Based on management’s evaluation, because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008. Our independent registered public accounting firm, UHY LLP, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, and their report appears in this Annual Report on Form 10-K/A.

While we have taken certain actions to address the deficiencies identified, additional measures will be necessary and these measures, along with other measures we expect to take to improve our internal controls over financial reporting, may not be sufficient to address the deficiencies identified or ensure that our internal control over financial reporting is effective. If we are unable to provide reliable and timely financial external reports, our business and prospects could suffer material adverse effects. In addition, we may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting.

Events of default are anticipated under the QRCP credit agreement, which could expose our assets to foreclosure or other collection efforts.

Events of default have recently occurred under our QRCP credit agreement. The QRCP credit agreement contains both financial and ratio covenants. Due to the cancellation of distributions by QELP and QMLP, the decline in oil and gas prices and the decline in the fair market value of the units in QELP and QMLP that it owns, QRCP was not in compliance with all of its financial and ratio covenants as of December 31, 2008, and does not anticipate that it will be in compliance at any time in the foreseeable future. On May 29, 2009, QRCP obtained a waiver of these defaults from its lender for the quarters ended December 31, 2008 and March 31, 2009 and on June 30, 2009, QRCP obtained a waiver of these defaults from its lender for the fiscal quarter ended June 30, 2009. We do not expect that QRCP will be in compliance with all of its financial and ratio covenants for the remainder of 2009, therefore it may be required to obtain additional waivers or its lender may foreclose on its assets.

QRCP is required to maintain as of the end of each quarter, an Interest Coverage Ratio of not less than 2.5 to 1.0 and a Leverage Ratio of no more than 2.0 to 1.0. As a result of the suspension of the distributions to QRCP from Quest Energy and Quest Midstream discussed above, QRCP was not in compliance with these financial covenants as of December 31, 2008, March 31, 2009 and June 30, 2009. On May 29, 2009 and June 30, 2009, QRCP obtained waivers of these defaults from QRCP’s lenders. QRCP does not anticipate that it will be in compliance with these financial covenants and ratios at any time in the foreseeable future. On June 30, 2009, the lender under the QRCP credit agreement agreed to defer until September 30, 2009 the interest payment due on June 30, 2009, which amount is represented by a promissory note bearing interest at the Base Rate (as defined in QRCP’s credit agreement) with a maturity date of September 30, 2009. QRCP is also required to make quarterly principal payments of $1.5 million. QRCP has prepaid the quarterly principal payments through and including June 30, 2009 and its next quarterly principal payment is due September 30, 2009. QRCP currently does anticipate being able to make this payment. QRCP’s credit agreement limits the amount that can be outstanding under its term loan to an amount that is equal to (i) 50% of the market value of the common and subordinated units of Quest Energy and Quest Midstream that QRCP has pledged to the lenders and (ii) the value of the oil and gas properties that QRCP has pledged to the lenders. QRCP is required to make a mandatory prepayment equal to any such excess amount outstanding. On May 29, 2009, QRCP obtained a waiver of this mandatory prepayment for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009. If a deficiency exists after June 30, 2009 that is not waived by QRCP’s lenders, QRCP will be required to sell assets, issue additional equity securities or refinance its credit agreement in order to cure such deficiency, none of which may be possible. Additionally, if the lenders’ exposure under letters of credit exceeds this amount after all borrowings under the credit agreements have been repaid, QRCP will be required to provide additional cash collateral which it may not have.

The QELP borrowing base under its first lien credit agreement could be redetermined to an amount that creates a deficiency that QELP does not have the ability to pay.

Quest Energy’s credit facility limits the amount it can borrow to a borrowing base amount, determined by the lenders in their sole discretion. Outstanding borrowings in excess of the borrowing base will be required to be repaid (1) in four equal monthly installments following receipt of notice of the new borrowing base or (2) immediately if

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the borrowing base is reduced in connection with a sale or disposition of certain properties in excess of 5% of the borrowing base.

Additionally, if the lenders’ exposure under letters of credit exceeds this amount after all borrowings under the credit agreements have been repaid, Quest Energy will be required to provide additional cash collateral.

In July 2009, Quest Energy received notice from RBC that the borrowing base under the Quest Cherokee first lien loan agreement had been reduced from $190 million to $160 million. There can be no assurance that the borrowing base will not be further reduced in the future.

A default under the QELP first lien credit agreement would cause a cross default under the QELP second lien credit agreement.

Under the terms of Quest Energy’s second lien credit agreement, Quest Energy is required to make quarterly payments of $3.8 million. The next payment is due August 15, 2009. The balance remaining, after such payment of $29.8 million, is due on September 30, 2009. No assurance can be given that Quest Energy will be able to repay such amount in accordance with the terms of its second lien credit agreement.

A default under QELP’s first lien credit agreement would cause a default under the second lien credit agreement, which could cause payment acceleration. If payment under the second lien credit agreement were accelerated, payment under the first lien credit agreement would be accelerated. Such acceleration of payments could lead to foreclosure, other collection efforts, or bankruptcy of QELP.

The Merger Agreement for the Recombination is subject to closing conditions that could result in the completion of the Recombination being delayed or not consummated, which could lead to liquidation or bankruptcy.

Under the Merger Agreement, completion of the Recombination is conditioned upon the satisfaction of closing conditions, including, among others, the arrangement of one or more satisfactory credit facilities for New Quest, the approval of the transaction by our stockholders and the unitholders of Quest Energy and Quest Midstream, and consents from each entity’s existing lenders. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the Recombination may not occur. Failure to consummate the Recombination could negatively impact the Company’s stock price, future business and operations, and financial condition. Any delay in the consummation of the Recombination or any uncertainty about the consummation of the Recombination may lead to liquidation or bankruptcy and may adversely affect our future business, growth, revenue and results of operations.

Failure to complete the proposed Recombination could negatively impact the market price of the Company’s common stock and our future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Recombination.

The Company’s stockholders and Quest Energy’s and Quest Midstream’s unitholders may not approve the matters relating to the Recombination, if presented to them. If the Merger Agreement for the Recombination is not agreed to or if the Recombination is not completed for any reason, we could be subject to several risks including the following:

•	the diversion of management’s attention directed toward the Recombination and other affirmative and negative covenants in the Merger Agreement that may restrict our business;

•	the failure to pursue other beneficial opportunities as a result of management’s focus on the Recombination without realizing any of the anticipated benefits of the Recombination;

•	the market price of the Company’s common stock may decline to the extent that the current market price reflects a market assumption that the Recombination will be completed; and

•	incurring substantial transaction costs related to the Recombination, such as investment banking, legal and accounting fees, printing expenses and other related charges that must be paid even if the Recombination is not completed.

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The realization of any of these risks may materially adversely affect our business, financial results, and financial condition.

The current financial crisis and economic conditions may have a material adverse impact on our business and financial condition that we cannot predict.

The economic conditions in the United States and throughout the world have deteriorated. Since the second half of 2008, global financial markets have been experiencing a period of unprecedented turmoil and upheaval characterized by extreme volatility and declines in prices of securities, diminished liquidity and credit availability, inability to access capital markets, the bankruptcy, failure, collapse or sale of financial institutions and an unprecedented level of intervention from the U.S. federal government and other governments. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to our current debt and reduced and, in some cases, ceased to provide any new funding.

A continuation of the economic crisis could result in further reduced demand for oil and natural gas and keep downward pressure on the prices for oil and natural gas, which have fallen dramatically since reaching historic highs in July 2008. These price declines have negatively impacted our revenues and cash flows. Although we cannot predict the impacts on us of the deteriorating economic conditions, they could materially adversely affect our business and financial condition. For example:

•	our ability to obtain credit and access the capital markets has been and may continue to be restricted at a time when we would need to raise capital for our business, including for exploration or development of our reserves;

•	our hedging arrangements could become ineffective if our counterparties are unable to perform their obligations or seek bankruptcy;

•	the values we are able to realize in asset sales or other transactions we engage in to raise capital may be reduced, thus making these transactions more difficult to consummate and less economic; and

•	the demand for oil and natural gas may decline due to deteriorating economic conditions, which could adversely affect our business, financial condition or results of operations.

Due to these factors, we cannot be certain that funding will be available if needed and to the extent required, on acceptable terms. If funding is not available when needed, or if funding is available only on unfavorable terms, we may be unable to meet our obligations as they come due or be required to post collateral to support our obligations, or we may be unable to implement our development plans, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues, results of operations, or financial condition.

Energy prices are very volatile, and if commodity prices remain low or continue to decline for a temporary or prolonged period, our revenues, profitability and cash flows will decline. A sustained or further decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The current global credit and economic environment has resulted in significantly lower oil and natural gas prices. The prices we receive for our oil and natural gas production heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

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•	the price and level of foreign imports of oil and natural gas;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, acts of terrorism or sabotage;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the impact of the U.S. dollar exchange rates on oil and gas prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the costs, proximity and capacity of gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

In the past, the prices of gas have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2008, the near month NYMEX natural gas futures price ranged from a high of $13.58 per Mmbtu to a low of $5.29 per Mmbtu.

Our revenue, profitability and cash flow depend upon the prices and demand for oil and gas, and a drop in prices can significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	negatively impact the value of our reserves because declines in oil and natural gas prices would reduce the amount of oil and natural gas we can produce economically;

•	reduce the amount of cash flow available for capital expenditures; and

•	limit our ability to borrow money or raise additional capital.

Future price declines may result in a write-down of our asset carrying values.

Lower gas prices may not only decrease our revenues, profitability and cash flows, but also reduce the amount of oil and gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. Substantial decreases in oil and gas prices would render a significant number of our planned exploration and development projects uneconomic. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil or gas properties for impairments. We are required to perform impairment tests on our assets periodically and whenever events or changes in circumstances warrant a review of our assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our assets, the carrying value may not be recoverable and may, therefore, require a write-down of such carrying value. For example, for the year ended December 31, 2008, we had an impairment charge of $298.9 million. Due to a further decline in natural gas prices between December 31, 2008 and March 31, 2009, we will incur an additional impairment charge of approximately $95 million to $115  million for the quarter ended March 31, 2009. We may incur further impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred and on our ability to borrow funds under our credit agreements.

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Unless we replace the reserves that we produce, our existing reserves and production will decline, which would adversely affect our revenues, profitability and cash flows.

Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. CBM production generally declines at a shallow rate after initial increases in production as a consequence of the dewatering process. Our future oil and gas reserves, production, cash flow and ability to make distributions depend on our success in developing and exploiting our current reserves efficiently and finding or acquiring additional recoverable reserves economically. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations. Factors that may hinder our ability to acquire additional reserves include competition, access to capital, prevailing gas prices and attractiveness of properties for sale. Because of our financial condition, we will not be able to replace in 2009 the reserves we expect to produce in 2009.

As of December 31, 2008, our proved reserve-to-production ratio was 7.8 years. Because this ratio includes our proved undeveloped reserves, we expect that this ratio will not increase even if those proved undeveloped reserves are developed and the wells produce as expected. The proved reserve-to-production ratio reflected in our reserve report as of December 31, 2008 will change if production from our existing wells declines in a different manner than we have estimated and can change when we drill additional wells, make acquisitions and under other circumstances.

We may not be able to replace our reserves or generate cash flows if we are unable to raise capital.

In order to increase our asset base, we will need to make substantial capital expenditures for the exploration, development, production and acquisition of oil and gas reserves and the construction of additional gas gathering pipelines and related facilities. These maintenance capital expenditures may include capital expenditures associated with drilling and completion of additional wells to offset the production decline from our producing properties or additions to our inventory of unproved properties or our proved reserves to the extent such additions maintain our asset base. These expenditures could increase as a result of:

•	changes in our reserves;

•	changes in oil and gas prices;

•	changes in labor and drilling costs;

•	our ability to acquire, locate and produce reserves;

•	changes in leasehold acquisition costs; and

•	government regulations relating to safety and the environment.

Our cash flow from operations and access to capital is subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and gas we are able to produce from existing wells;

•	the prices at which our oil and gas is sold; and

•	our ability to acquire, locate and produce new reserves.

Historically, we have financed these expenditures primarily with cash generated by operations and proceeds from bank borrowings and equity financings. If our revenues or borrowing base further decreases as a result of lower oil and natural gas prices, operating difficulties or declines in reserves, we may have limited ability to expend the capital necessary to undertake or complete future drilling programs. Additional debt or equity financing or cash generated by operations may not be available to meet these requirements. Due to the current low prices for oil and gas and the restrictions in the capital markets due to the global financial crisis, we anticipate that we will not have any significant amounts available during 2009 for capital expenditures.

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We face the risks of leverage.

As of December 31, 2008, QRCP had borrowed $29 million, Quest Energy had borrowed $230.2 million, and Quest Midstream had borrowed $128 million under their respective credit agreements. We anticipate that we may in the future incur additional debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. In fact, during 2008, availability of credit became severely restricted. Under certain circumstances, the use of leverage may provide a higher return to you on your investment, but will also create a greater risk of loss to you than if we did not borrow. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our revenue. If we do not make our debt service payments when due, we may sustain the loss of our equity investment in any of our assets securing such debt, upon the foreclosure on such debt by a secured lender. The interest payable on our debt varies with the movement of interest rates charged by financial institutions. An increase in our borrowing costs due to a rise in interest rates in the market may reduce the amount of income and cash available for the payment of dividends to the holders of our common stock.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional debt or equity financing, if necessary, for drilling, expansion, working capital and other business needs may be impaired or such financing may not be available on favorable terms;

•	a substantial decrease in our revenues as a result of lower oil and natural gas prices, decreased production or other factors could make it difficult for us to pay our liabilities or remain in compliance with the covenants in our credit agreements. Any failure by us to meet these obligations could result in litigation, non-performance by contract counterparties or bankruptcy;

•	our funds available for operations and future business opportunities will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms or at all.

Our credit agreements have substantial restrictions and financial covenants that may restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit agreements and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions. Our credit agreements and any future financings agreements may restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	make distributions on or redeem or repurchase equity interests;

•	make certain acquisitions and investments, loans or advances;

•	lease equipment;

•	enter into a merger, consolidation or sale of assets;

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•	dispose of property;

•	enter into hedging arrangements with certain counterparties;

•	limit the use of loan proceeds;

•	make capital expenditures above specified amounts; and

•	enter into transactions with affiliates.

We are also required to comply with certain financial covenants and ratios. In the past, we have not satisfied all of the financial covenants and ratios contained in our credit facilities. In January 2005, we determined that we were not in compliance with the leverage and interest coverage ratios under a prior secured credit agreement and, in connection with a February 2005 amendment to such credit agreement, we were unable to drill any additional wells until our gross daily production reached certain levels. We were unable to reach these production goals without the drilling of additional wells and, in the fourth quarter of 2005, we undertook a significant recapitalization that included a private placement of our common stock and the refinancing of our credit facilities. For the quarter ended March 31, 2007, QRCP’s total debt to EBITDA ratio was 4.77 to 1.0, which exceeded the permitted maximum total debt to EBITDA ratio of 4.5 to 1.0 under its credit facilities. We obtained a waiver of this default from QRCP’s lenders. We refinanced QRCP’s credit facilities in November 2007. In October 2008, we obtained waivers of any defaults or potential defaults under the credit agreements of QRCP, Quest Energy and Quest Midstream related to or arising out of the internal investigation and our not promptly settling intercompany accounts. The current credit agreements for QRCP, Quest Midstream and Quest Energy each contain financial covenants. QRCP was not in compliance with all of these covenants as of December 31, 2008 and we do not expect that QRCP and Quest Energy will be in compliance with all of these covenants for the remainder of 2009. See “— Risks Related to Our Business — Events of default are anticipated under the QRCP credit agreement, which could expose our assets to foreclosure or other collection efforts.” QRCP has obtained waivers of these defaults from its lenders for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 and we are currently in the process of seeking waivers from QRCP’s and QELP’s lenders with respect to anticipated defaults and to restructure their required principal payments; however, there can be no assurance that we will be successful in obtaining such waivers or restructuring such principal payments.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial conditions and events or circumstances beyond our control. If market or other economic conditions do not improve, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, a significant portion of our indebtedness may become immediately due and payable, the interest rates on our credit agreements may increase and the lenders’ commitment, if any, to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

An increase in interest rates will cause our debt service obligations to increase.

Borrowings under our credit agreements bear interest at floating rates. The rates are subject to adjustment based on fluctuations in the London Interbank Offered Rate (“LIBOR”) and RBC’s base rate. An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow. In addition, an increase in our interest expense could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties to our derivative contracts. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could adversely affect our results of operations and financial condition.

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U.S. government and internal investigations could affect our results of operations.

We are currently involved in government and internal investigations involving various of our operations. As discussed in the Explanatory Note to Annual Report immediately preceding Part I of this Annual Report on Form 10-K/A, an inquiry and investigation initiated by the Oklahoma Department of Securities revealed questionable Transfers of funds belonging to the Company to an entity controlled by our former chief executive officer. The Oklahoma Department of Securities has filed lawsuits against our former chief executive officer, former chief financial officer and former purchasing manager, and the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the Securities and Exchange Commission, the Internal Revenue Service and other government agencies are currently conducting investigations related to the Transfers and these individuals.

The joint special committee retained independent legal counsel to conduct the investigation and to interact with various government agencies, including the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the Securities and Exchange Commission, the Internal Revenue Service and other government agencies.

These investigations are ongoing, and we cannot anticipate the timing, outcome or possible impact of these investigations, financial or otherwise. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of securities laws, and other federal and state statutes, including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a broad range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other penalties and sanctions. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations and our ability to continue as a going concern.

There is a significant delay between the time QELP drills and completes a CBM well and when the well reaches peak production. As a result, there will be a significant lag time between when QELP expends capital expenditures and when QELP will begin to recognize significant cash flow from those expenditures.

Our general production profile for a CBM well averages an initial 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered until the wells reach peak production (an average of 50-55 Mcf/d (net)). In addition, there could be significant delays between the time a well is drilled and completed and when the well is connected to a gas gathering system. This delay between the time when QELP expends capital expenditures to drill and complete a well and when QELP will begin to recognize significant cash flow from those expenditures may adversely affect QELP’s cash flow from operations.

Our estimated proved reserves are based on assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

It is not possible to measure underground accumulations of oil and gas in an exact way. Oil and gas reserve engineering requires subjective estimates of underground accumulations of oil and gas and assumptions concerning future oil and gas prices, production levels and operating and development costs. In estimating our level of oil and gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	a constant level of future oil and gas prices;

•	geological conditions;

•	production levels;

•	capital expenditures;

•	operating and development costs;

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•	the effects of governmental regulations and taxation; and

•	availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil and gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our reserves could change significantly.

Our standardized measure is calculated using unhedged oil and gas prices and is determined in accordance with the rules and regulations of the SEC. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual drilling and production.

The present value of future net cash flows from our estimated proved reserves is not necessarily the same as the current market value of our estimated proved reserves. We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

•	the actual prices we receive for oil and gas;

•	our actual operating costs in producing oil and gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for oil and gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with the FASB’s Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Drilling for and producing oil and gas is a costly and high-risk activity with many uncertainties that could adversely affect our financial condition or results of operations.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. The cost of drilling, completing and operating a well is often uncertain, and cost factors, as well as the market price of oil and natural gas, can adversely affect the economics of a well. Furthermore, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;

•	adverse weather conditions;

•	difficulty disposing of water produced as part of the coal bed methane production process;

•	equipment failures or accidents;

•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

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•	unexpected operational events and drilling conditions;

•	increased risk of wellbore instability due to horizontal drilling;

•	unusual or unexpected geological formations;

•	natural disasters, such as fires;

•	blowouts, surface craterings and explosions; and

•	uncontrollable flows of oil, gas or well fluids.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. We may drill wells that are unproductive or, although productive, do not produce oil or gas in economic quantities. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Furthermore, a successful completion of a well does not ensure a profitable return on the investment.

We have limited experience in drilling wells to the Marcellus Shale and less information regarding reserves and decline rates in the Marcellus Shale than in the Cherokee Basin. Wells drilled to the Marcellus Shale are deeper, more expensive and more susceptible to mechanical problems in drilling and completing than wells in the Cherokee Basin.

We have limited experience in drilling wells in the Marcellus Shale reservoir. As of May 1, 2009, we have drilled two vertical and two horizontal gross wells to the Marcellus Shale. Other operators in the Appalachian Basin also have limited experience in the drilling of Marcellus Shale wells. As a result, we have much less information with respect to the ultimate recoverable reserves and the production decline rate in the Marcellus Shale than we have in the Cherokee Basin. The wells to be drilled in the Marcellus Shale will be drilled deeper than in the Cherokee Basin and some may be horizontal wells, which makes the Marcellus Shale wells more expensive to drill and complete. The wells, especially any horizontal wells, will also be more susceptible than those in the Cherokee Basin to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore. The fracturing of the Marcellus Shale will be more extensive and complicated than fracturing the geological formations in the Cherokee Basin and requires greater volumes of water than conventional gas wells. The management of water and treatment of produced water from Marcellus Shale wells may be more costly than the management of produced water from other geologic formations.

Our hedging activities could result in financial losses or reduce our income.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and gas, we currently and may in the future enter into derivative arrangements for a significant portion of our oil and gas production that could result in both realized and unrealized hedging losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into hedging transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the following risks:

•	a counterparty may not perform its obligation under the applicable derivative instrument;

•	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

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•	the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures.

Because of our lack of asset and geographic diversification, adverse developments in our operating area would adversely affect our results of operations.

Substantially all of our assets are currently located in the Cherokee Basin and Appalachian Basin. As a result, our business is disproportionately exposed to adverse developments affecting these regions. These potential adverse developments could result from, among other things, changes in governmental regulation, capacity constraints with respect to the pipelines connected to our wells, curtailment of production, natural disasters or adverse weather conditions in or affecting these regions. Due to our lack of diversification in asset type and location, an adverse development in our business or these operating areas would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.

We may be unable to compete effectively with larger companies, which may adversely affect our results of operations.

The oil and gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel, and we compete with other companies that have greater resources. Many of our competitors are major and large independent oil and gas companies, and they not only drill for and produce oil and gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Our larger competitors also possess and employ financial, technical and personnel resources substantially greater than ours. These companies may be able to pay more for oil and gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, there is substantial competition for investment capital in the oil and gas industry. These larger companies may have a greater ability to continue drilling activities during periods of low oil and gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material impact on our business activities, results of operations and financial condition.

We may have difficulty managing growth in our business.

Because of the relatively small size of our business, growth in accordance with our long-term business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we increase our activities and the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of required personnel could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, our operations and financial results could be adversely affected.

There are a variety of risks inherent in our operations that may generate liabilities, including contingent liabilities, and financial losses to us, such as:

•	damage to wells, pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of gas or oil spills as a result of the malfunction of equipment or facilities;

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•	fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses.

In accordance with typical industry practice, we currently possess property, business interruption and general liability insurance at levels we believe are appropriate; however, insurance against all operational risk is not available to us. We are not fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance. We do not have property insurance on any of Quest Midstream’s underground pipeline systems that would cover damage to the pipelines. Pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the terrorist attacks on September 11, 2001 and the hurricanes in 2005 have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition and results of operations.

We have been named a defendant in a number of securities class action lawsuits and stockholder derivative lawsuits. These, and potential similar or related litigation, could result in significant expenses, monetary damages, penalties or injunctive relief against us that could significantly reduce our earnings and cash flows and harm our business.

As discussed in Items 1. and 2. “Business and Properties — Recent Developments — Internal Investigation; Restatements and Reaudits,” we conducted an internal investigation into the Transfers of funds effected by our former chief executive officer that totaled approximately $10 million. During the course of the investigation, management identified material errors in our previously issued consolidated financial statements and has restated our previously filed consolidated financial statements. The investigation and restatement have exposed us to risks and expenses associated with litigation and government investigations. Certain putative class action lawsuits and stockholder derivative lawsuits have been asserted against QRCP, Quest Energy, Quest Energy GP and certain of their current and former officers and directors. See Item 3. “Legal Proceedings” for a discussion of the lawsuits. No assurance can be given regarding the outcome of such litigation, and additional claims may arise. The investigation and restatement and any settlements, payment of claims and other costs could lead to substantial expenses, may materially affect our cash balance and cash flows from operations and may divert management’s attention from our business. In addition, we are a party to indemnification agreements under which we are required to indemnify and advance defense costs to our current and certain of our former directors and officers. Furthermore, considerable legal, accounting and other professional services expenses related to these matters have been incurred to date and significant expenditures may continue to be incurred in the future. We could be required to pay damages and might face remedies that could harm our business, financial condition and results of operations. While we maintain directors and officers liability insurance, there can be no assurance that the proceeds of this insurance will be available with respect to all or part of any damages, costs or expenses that we may incur in connection with the class action and derivative stockholder lawsuits.

We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental and operational safety regulations or an accidental release of hazardous substances into the environment.

We may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to our oil and gas exploration, development and production activities. These costs and liabilities could

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arise under a wide range of federal, state and local environmental, health and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations.

Our operations are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (1) the federal CAA and comparable state laws and regulations that impose obligations related to air emissions, (2) the federal RCRA and comparable state laws that impose requirements for the handling, storage, treatment or discharge of waste from our facilities, (3) the federal CERCLA, also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal and (4) the federal CWA and analogous state laws and regulations that impose detailed permit requirements and strict controls regarding the discharge of pollutants into waters of the United States and state waters. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental regulations, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or hydrocarbons have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.

There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of oil and natural gas, air emissions related to our operations, and historical industry operations and waste disposal practices. For example, an accidental release from one of our pipelines could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance.

We may face unanticipated water disposal costs.

We are subject to regulation that restricts our ability to discharge water produced as part of our gas production operations. Productive zones frequently contain water that must be removed in order for the gas to detach produce, and our ability to remove and dispose of sufficient quantities of water from the various zones will determine whether we can produce gas in commercial quantities. The produced water must be transported from the lease and injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from our wells may affect our ability to produce our wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce our profitability.

Where water produced from our projects fail to meet the quality requirements of applicable regulatory agencies, our wells produce water in excess of the applicable volumetric permit limits, the disposal wells fail to meet the requirements of all applicable regulatory agencies, or we are unable to secure access to disposal wells with sufficient capacity to accept all of the produced water, we may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase if any of the following occur:

•	we cannot obtain future permits from applicable regulatory agencies;

•	water of lesser quality or requiring additional treatment is produced;

•	our wells produce excess water;

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•	new laws and regulations require water to be disposed in a different manner; or

•	costs to transport the produced water to the disposal wells increase.

Shortages of crews could delay our operations, adversely affect our ability to increase our reserves and production and adversely affect our results of operations.

Higher oil and gas prices generally stimulate increased demand and result in increased wages for crews and personnel in our production operations. These types of shortages or wage increases in the future could increase our costs and/or restrict or delay our ability to drill wells and conduct our operations. Any delay in the drilling of new wells or significant increase in labor costs could adversely affect our ability to increase our reserves and production and reduce our revenue and cash available for distribution. Additionally, higher labor costs could cause certain of our projects to become uneconomic and therefore not be implemented or for existing wells to become shut-in, reducing our production and adversely affecting our results of operations.

Quest Energy depends on one customer for sales of its natural gas. A reduction by this customer in the volumes of gas it purchases from Quest Energy could indirectly result in a substantial decline in our revenues and net income.

During the year ended December 31, 2008, Quest Energy sold substantially all of its natural gas produced in the Cherokee Basin to ONEOK Energy Marketing and Trading Company (“ONEOK”) under a sale and purchase contract, which has an indefinite term but may be terminated by either party on 30 days’ notice, other than with respect to pending transactions, or less following an event of default. If ONEOK was to reduce the volume of gas it purchases under this agreement, Quest Energy’s revenue and cash flow will decline to the extent it is not able to find new customers for the natural gas it sells.

Certain of our undeveloped leasehold acreage is subject to leases that may expire in the near future.

In the Cherokee Basin, as of December 31, 2008, we held oil and gas leases on approximately 557,603 net acres, of which 150,922 net acres are undeveloped and not currently held by production. Unless we establish commercial production on the properties subject to these leases during their term, these leases will expire. Leases covering approximately 29,760 net acres are scheduled to expire before December 31, 2009 and an additional 77,149 net acres are scheduled to expire before December 31, 2010. If our leases expire, we will lose our right to develop the related properties. We typically acquire a three-year primary term when the original lease is acquired, with an option to extend the term for up to three additional years, if the primary three-year term reaches expiration without a well being drilled to establish production for holding the lease.

Subsequent to the divestiture of the Lycoming County, Pennsylvania properties on February 13, 2009, we held oil and gas leases and development rights, by virtue of farm-out agreements or similar mechanisms, on 31,490 net acres in the Appalachian Basin that are still within their original lease or agreement term and are not earned or are not held by production. Unless we establish commercial production on the properties, or fulfill the requirements specified by the various agreements, during the prescribed time periods, these leases or agreements will expire. Leases or agreements covering approximately 3,600 net acres are scheduled to expire before December 31, 2009 and an additional approximately 6,000 net acres are scheduled to expire before December 31, 2010. Of this acreage, approximately 8,200 net acres can be maintained and held beyond December 31, 2010 by drilling five wells before December 31, 2009 and an additional six wells before December 31, 2010.

Because of our financial condition, we do not expect to be able to meet the drilling and payment obligations to earn or maintain all of this leasehold acreage.

Our identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our results of operations.

Our management has specifically identified drilling locations for our future multi-year drilling activities on our existing acreage. We have identified, as of December 31, 2008, approximately 292 gross proved undeveloped

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drilling locations and approximately 2,034 additional gross potential drilling locations in the Cherokee Basin and approximately 22 gross proved undeveloped drilling locations and approximately 435 additional gross potential drilling locations in the Appalachian Basin. These identified drilling locations represent a significant part of our future long-term development drilling program. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, gas prices, costs and drilling results. In addition, no proved reserves are assigned to any of the approximately 2,034 Cherokee Basin and 435 Appalachian Basin potential drilling locations we have identified and therefore, there may exist greater uncertainty with respect to the likelihood of drilling and completing successful commercial wells at these potential drilling locations. Our final determination of whether to drill any of these drilling locations will be dependent upon the factors described above, our current financial condition, our ability to obtain additional capital as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, it is unlikely that all of the numerous drilling locations we have identified will be drilled within the timeframe specified in the reserve report or will ever be drilled, and we do not know if we will be able to produce gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could have a significant adverse effect on our financial condition and results of operations.

We may incur losses as a result of title deficiencies in the properties in which we invest.

If an examination of the title history of a property reveals that an oil or gas lease has been purchased in error from a person who is not the owner of the mineral interest desired, our interest would be worthless. In such an instance, the amount paid for such oil or gas lease or leases would be lost. It is our practice, in acquiring oil and gas leases, or undivided interests in oil and gas leases, not to incur the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to drilling an oil or gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil or gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. Our failure to obtain these rights may adversely impact its ability in the future to increase production and reserves.

On a small percentage of our acreage (less than 1.0%), the land owner in the past transferred the rights to the coal underlying their land to a third party. With respect to those properties we have obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands. In Oklahoma and Kansas, the law is unsettled as to whether the owner of the gas rights or the coal rights is entitled to the CBM gas. We are currently involved in litigation with the owner of the coal rights on these lands to determine who has the rights to the CBM gas. In the event that the courts were to determine that the owner of the coal rights is entitled to extract the CBM gas, we would lose these leases and the associated wells and reserves. In addition, we may be required to reimburse the owner of the coal rights for some of the gas produced from those wells.

A change in the jurisdictional characterization of some of Quest Midstream’s gathering assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of its gathering assets, which may indirectly cause our revenues to decline and operating expenses to increase.

Section 1(b) of the Natural Gas Act of 1938, or NGA, exempts natural gas gathering facilities from FERC jurisdiction. We believe that the facilities comprising Quest Midstream’s gathering system meet the traditional tests used by FERC to distinguish nonjurisdictional gathering facilities from jurisdictional transportation facilities, and that, as a result, the gathering system is not subject to FERC’s jurisdiction. However, FERC regulation still affects Quest Midstream’s gathering business and the markets for its natural gas. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on open access transportation,

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ratemaking, capacity release and market center promotion, indirectly affect Quest Midstream’s gathering business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to oil and natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of regular litigation. The classification and regulation of some of Quest Midstream’s gathering facilities may be subject to change based on future determinations by FERC, the courts or Congress.

State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, and complaint-based rate regulation. Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies and a number of such companies have transferred gathering facilities to unregulated affiliates. Quest Midstream’s gathering operations are currently limited to the States of Kansas and Oklahoma. Bluestem, a wholly owned subsidiary of Quest Midstream and the owner of the gathering system, is licensed as an operator of a natural gas gathering system with the KCC and is required to file periodic information reports with the KCC. Quest Midstream is not required to be licensed as an operator or to file reports in Oklahoma.

Third party producers on our Cherokee Basin gathering system have the ability to file complaints challenging the rates that Quest Midstream charges. The rates must be just, reasonable, not unjustly discriminatory and not duly preferential. If the KCC or the OCC, as applicable, were to determine that the rates charged to a complainant did not meet this standard, the KCC or the OCC, as applicable, would have the ability to adjust the rates with respect to the wells that were the subject of the complaint. Quest Midstream’s gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on Quest Midstream’s operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

The KPC Pipeline is subject to regulation by FERC, which could have an adverse impact on Quest Midstream’s ability to establish transportation rates that would allow it to recover the full cost of operating the KPC pipeline, including a reasonable return, which may affect Quest Midstream’s business and results of operations.

As an interstate natural gas pipeline, the KPC Pipeline is subject to regulation by FERC under the NGA. FERC’s regulation of interstate natural gas pipelines extends to such matters as:

•	transportation of natural gas;

•	rates, operating terms and conditions of service;

•	the types of services KPC may offer to its customers;

•	construction of new facilities;

•	acquisition, extension or abandonment of services or facilities; accounting and recordkeeping;

•	commercial relationships and communications with affiliated companies involved in certain aspects of the natural gas business; and

•	the initiation and discontinuation of services.

KPC may only charge transportation rates that it has been authorized to charge by FERC. In addition, FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service.

The maximum recourse rates that it may charge for transportation services are established through FERC’s ratemaking process, and those recourse rates, as well as the terms and conditions of service, are set forth in KPC’s FERC-approved interstate tariff. Pipelines may also negotiate rates that are higher than the maximum recourse rates

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stated in their tariffs, provided such rates are filed with, and approved by, FERC. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint, proposed rate increases may be challenged by protest, and either may be challenged sua sponte by FERC. Any successful challenge against KPC’s rates could have an adverse impact on Quest Midstream’s revenues and ability to pay distributions.

Generally and absent settlement, the maximum filed recourse rates for interstate pipelines are based on the cost of service plus an approved return on equity, which may be determined through the use of a proxy group of similarly situated companies. Specifically, FERC uses a discounted cash flow model that incorporates the use of proxy groups to develop a range of reasonable returns earned on equity interests in companies with corresponding risks. FERC then assigns a rate of return on equity within that range to reflect specific risks of that pipeline when compared to the proxy group companies. Other key determinants in the ratemaking process are capital costs and costs of providing service, including an income tax allowance, and volume throughput and contractual capacity commitment assumptions.

We cannot give any assurance regarding the likely future regulations under which KPC will operate the KPC Pipeline or the effect such regulation could have on its business, financial condition, and results of operations. FERC periodically revises and refines its ratemaking and other policies in the context of rulemakings, generic proceedings, and pipeline-specific cases. FERC’s policies may also be modified when FERC decisions are subjected to judicial review. Changes to ratemaking policies may in turn affect the rates we may charge for transportation service. For example, on April 17, 2008, FERC issued a policy statement that, among other things, provides for the inclusion of master limited partnerships in the proxy groups it will use to decide the return on equity of natural gas pipelines. Once this policy is applied in individual rate cases, it may be subject to further review (including judicial review) and potential modification. The final resolution of this issue may reduce the rate of return KPC is allowed in future rate cases.

The outcome of certain rate cases involving FERC policy statements is uncertain and could affect KPC’s ability to include an income tax allowance in its cost of service based rates, which would in turn impact Quest Midstream’s revenues and ability to pay distributions.

In May 2005, FERC issued a policy statement permitting the inclusion of an income tax allowance in the cost of service-based rates of a pipeline organized as a tax pass-through entity to reflect actual or potential income tax liability on public utility income, if the pipeline proves that the ultimate owner of its interests has an actual or potential income tax liability on such income. In May 2007, the U.S. Court of Appeals for the D.C. Circuit issued a decision upholding the policy statement as applied to an individual pipeline. More recent proceedings at FERC have addressed a variety of implementation and application issues, for example, whether the recovery of an income tax allowance by a pipeline should be taken into consideration when establishing return on equity rates for the pipeline. The ultimate outcome of these proceedings, as well as future proceedings in which these types of issues will be adjudicated, could result in changes to FERC’s treatment of income tax allowances or related cost of service components. Depending upon how the policy statement on income tax allowances is applied in practice to pipelines organized as pass through entities, these decisions might adversely affect Quest Midstream. Under FERC’s current income tax allowance policy, if the KPC Pipeline was to file a rate case or its rates were to otherwise become subject to review for justness and reasonableness before FERC, Quest Midstream would be required to demonstrate that the equity interest owners in the pipeline incur actual or potential income tax liability on their respective shares of partnership public utility income. If Quest Midstream is unable to do so, FERC could decide to reduce its rates from current levels. We can give no assurance that in the future FERC’s current income tax allowance policy or its application will not be changed.

We lack experience with and could be subject to penalties and fines if we fail to comply with FERC regulations.

Quest Midstream acquired the KPC Pipeline, which is its only FERC regulated asset, in November 2007. Given Quest Midstream’s limited experience with FERC regulated pipeline operations, and the complex and evolving nature of FERC regulation, it may incur significant costs related to compliance with FERC regulations. Should Quest Midstream fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, it could be subject to substantial penalties and fines. Under the EP Act 2005, FERC has civil penalty

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authority under the NGA to impose penalties for current violations of up to $1,000,000 per day for each violation, to revoke existing certificate authority, and to order disgorgement of profits associated with any violation. Since enactment of the EP Act 2005, FERC has initiated a number of enforcement proceedings and issued penalties to various regulated entities, including other interstate natural gas pipelines.

Pipeline integrity programs and repairs may impose significant costs and liabilities.

Pursuant to the Pipeline Safety Improvement Act of 2002, the DOT has adopted regulations requiring pipeline operators to develop integrity management programs for intrastate and interstate natural gas and natural gas liquids pipelines located near high consequence areas, where a leak or rupture could do the most harm. The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

We currently estimate that Quest Midstream will incur costs of approximately $1.0 million through 2009 to complete the last year of the initial high consequence area integrity testing and $1.5 million in 2012 to implement pipeline integrity management program testing along certain segments of natural gas pipelines. We also estimate that Quest Midstream will incur costs of approximately $0.5 million through 2009 to complete the last year of a Stray Current Survey resulting from a 2004 DOT audit. These costs may be significantly higher and Quest Midstream’s cash available for distribution correspondingly reduced due to the following factors:

•	Our estimate does not include the costs of repairs, remediation or preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which could be substantial;

•	Additional regulatory requirements that are enacted could significantly increase the amount of these expenditures;

•	The actual implementation costs may be materially higher than we estimate because of increased industry-wide demand for contractors and service providers and the related increase in costs; or

•	Failure to comply with DOT regulations and any corresponding deadlines, which could subject Quest Midstream to penalties and fines.

Growing our business by constructing new assets is subject to regulatory, political, legal and economic risks.

One of the ways Quest Midstream intends to grow its business in the long term is through the construction of new midstream assets.

The construction of additions or modifications to the Cherokee Basin gathering system and/or the KPC Pipeline, and the construction of new midstream assets, involve numerous operational, regulatory, environmental, political and legal risks beyond our control and may require the expenditure of significant amounts of capital. These potential risks include, among other things:

•	inability to complete construction of these projects on schedule or at the budgeted cost due to the unavailability of required construction personnel or materials;

•	failure to receive any material increases in revenues until the project is completed, even though Quest Midstream may have expended considerable funds during the construction phase, which may be prolonged;

•	facilities may be constructed to capture anticipated future growth in production in a region in which such growth does not materialize;

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•	reliance on third party estimates of reserves in making a decision to construct facilities, which estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating reserves;

•	inability to obtain rights-of-way to construct additional pipelines or the cost to do so may be uneconomical; and

•	the construction of additions or modifications to the KPC Pipeline may require the issuance of certificates of public convenience and necessity from FERC, which may result in delays or increase costs.

If third party pipelines and other facilities interconnected to Quest Midstream’s natural gas pipelines become unavailable to transport or produce natural gas, its revenues and cash available for distribution could be adversely affected.

Quest Midstream depends upon third party pipelines and other facilities that provide delivery options to and from its pipelines and facilities for the benefit of its customers. Since Quest Midstream does not own or operate any of these pipelines or other facilities, their continuing operation is not within its control. If any of these third party pipelines and other facilities become unavailable to transport or produce natural gas, Quest Midstream’s revenues and cash available for distribution could be adversely affected.

Failure of the natural gas that Quest Midstream gathers on its gas gathering system to meet the specifications of interconnecting interstate pipelines could result in curtailments by the interstate pipelines.

Natural gas gathered on Quest Midstream’s gathering system is delivered into interstate pipelines. These interstate pipelines establish specifications for the natural gas that they are willing to accept, which include requirements such as hydrocarbon dewpoint, temperature, and foreign content including water, sulfur, carbon dioxide and hydrogen sulfide. These specifications vary by interstate pipeline. If the natural gas delivered from the gathering system fails to meet the specifications of a particular interstate pipeline that pipeline may refuse to accept all or a part of the natural gas scheduled for delivery to it. In those circumstances, Quest Midstream may be required to find alternative markets for that natural gas or to shut-in the producers of the non-conforming natural gas, potentially reducing its throughput volumes or revenues.

Quest Midstream’s interstate natural gas pipeline has recorded certain assets that may not be recoverable from its customers.

Accounting policies for FERC-regulated companies permit certain assets that result from the regulated ratemaking process to be recorded on our balance sheet that could not be recorded under GAAP for nonregulated entities. We consider factors such as regulatory changes and the impact of competition to determine the probability of future recovery of these assets. If Quest Midstream determines future recovery is no longer probable, it would be required to write off the regulatory assets at that time, potentially reducing its revenues and cash available for distribution.

Reduction in firm reservation agreements and the demand for interruptible services could cause significant reductions in Quest Midstream’s revenues and operating results.

For the year ended December 31, 2008, approximately 63% of Quest Midstream’s firm contracted capacity on our KPC pipeline system was under long-term contracts (i.e., contracts with remaining terms longer than one year). A decision by customers upon the expiration of long-term agreements to substantially reduce or cease to ship volumes of natural gas on Quest Midstream’s KPC pipeline system could cause a significant decline in its revenues. Quest Midstream’s results of operations and cash available for distribution could also be adversely affected by decreased demand for interruptible services.

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Operational limitations of the pipeline system could cause a significant decrease in Quest Midstream’s revenues and operating results.

During peak demand periods, failures of compression equipment or pipelines could limit KPC’s ability to meet firm commitments, which may limit its ability to collect reservation charges from its customers and, if so, could negatively impact Quest Midstream’s revenues and ability to make cash distributions.

Quest Midstream’s industry is highly competitive, and increased competitive pressures could adversely affect its business and operating results.

With respect to its Cherokee Basin gathering system, Quest Midstream may face competition in its efforts to obtain additional natural gas volumes from parties other than Quest Energy. Quest Midstream competes principally against other producers in the Cherokee Basin with natural gas gathering services. Its competitors may expand or construct gathering systems in the Cherokee Basin that would create additional competition for the services Quest Midstream provides to its customers.

With respect to the KPC Pipeline, Quest Midstream competes with other interstate and intrastate pipelines in the transportation of natural gas for transportation customers primarily on the basis of transportation rates, access to competitively priced supplies of natural gas, markets served by the pipelines, and the quality and reliability of transportation services. Major competitors include Southern Star Central Gas Pipeline, Kinder Morgan Interstate Gas Transmission’s Pony Express Pipeline and Panhandle Eastern Pipeline Company in the Kansas City market and Southern Star Pipeline, Peoples Natural Gas and Mid-Continent Market Center in the Wichita market.

Natural gas also competes with other forms of energy available to Quest Midstream’s customers, including electricity, coal, hydroelectric power, nuclear power and fuel oil. The impact of competition could be significantly increased as a result of factors that have the effect of significantly decreasing demand for natural gas in the markets served by Quest Midstream’s pipelines, such as competing or alternative forms of energy, adverse economic conditions, weather, higher fuel costs, and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Quest Midstream does not own all of the land on which its pipelines are located or on which it may seek to locate pipelines in the future, which could disrupt its operations and growth.

Quest Midstream does not own the land on which its pipelines have been constructed, but does have right-of-way and easement agreements from landowners and governmental agencies, some of which require annual payments to maintain the agreements and most of which have a perpetual term. New pipeline infrastructure construction may subject Quest Midstream to more onerous terms or to increased costs if the design of a pipeline requires redirecting. Such costs could have a material adverse effect on Quest Midstream’s business, results of operations and financial condition and ability to make cash distributions.

In addition, the construction of additions to the KPC Pipeline may require Quest Midstream to obtain new rights-of-way prior to constructing new pipelines. Quest Midstream may be unable to obtain such rights-of-way to expand the KPC Pipeline or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive to obtain new rights-of-way. If the cost of obtaining new rights-of-way increases, then Quest Midstream’s cash flows and its ability to make distributions could be adversely affected.

The revenues of Quest Midstream’s interstate pipeline business are generated under contracts that must be renegotiated periodically.

Substantially all of KPC Pipeline’s revenues are generated under contracts which expire periodically and must be renegotiated and extended or replaced. Quest Midstream’s contracts with Kansas Gas Service and Missouri Gas Energy represent commitments in the amount of approximately 144,000 Dth/d, of which approximately 55,000 Dth/d extend through October 2009, approximately 12,000 Dth/d extend through 2013, approximately 63,000 Dth/d extend through 2014, and approximately 14,000 Dth/d extend through 2017. If Quest Midstream is unable to extend or replace these contracts when they expire or renegotiate contract terms as favorable as the existing contracts, Quest Midstream could suffer a material reduction in revenues, earnings and cash flows. In

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particular, Quest Midstream’s ability to extend and replace contracts could be adversely affected by factors it cannot control, including:

•	competition by other pipelines, including the change in rates or upstream supply of existing pipeline competitors, as well as the proposed construction by other companies of additional pipeline capacity in markets served by our interstate pipelines;

•	changes in state regulation of local distribution companies, which may cause them to negotiate short-term contracts or turn back their capacity when their contracts expire;

•	reduced demand and market conditions in the areas Quest Midstream serves;

•	the availability of alternative energy sources or natural gas supply points; and

•	regulatory actions.

Fluctuations in energy commodity prices could adversely affect Quest Midstream’s pipeline businesses.

Revenues generated by Quest Midstream’s transmission contracts depend, in part, on volumes and rates, both of which can be affected by the prices of natural gas. Increased prices could result in a reduction of the volumes transported by customers. Increased prices could also result in industrial plant shutdowns or load losses to competitive fuels as well as local distribution companies’ loss of customer base. The success of Quest Midstream’s transmission operations is subject to continued development of additional gas supplies to offset the natural decline from existing wells connected to its systems, which requires the development of additional oil and natural gas reserves and obtaining additional supplies from interconnecting pipelines on or near our systems. A decline in energy prices could cause a decrease in these development activities and could cause a decrease in the volume of reserves available for transmission through Quest Midstream’s systems. Pricing volatility may impact the value of under or over recoveries of retained natural gas and imbalances. If natural gas prices in the supply basins connected to Quest Midstream’s pipeline systems are higher than prices in other natural gas producing regions, its ability to compete with other transporters may be negatively impacted on a short-term basis, as well as with respect to long-term recontracting activities. Furthermore, fluctuations in pricing between supply sources and market areas could negatively impact Quest Midstream’s transportation revenues.

Our success, and the success of Quest Energy and Quest Midstream, depends on our key management personnel, the loss of any of whom could disrupt our respective businesses.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. We share a large majority of our management and operational personnel with Quest Energy and Quest Midstream, which are similarly dependent on these management and personnel for their continued success. We have not obtained, and do not anticipate that we will obtain, “key man” insurance for any of our management. The loss of services of any of our key management personnel could have a material adverse effect on our business. These key management personnel provide services to two public companies (Quest Energy and QRCP), and a private company (Quest Midstream). As a result, there could be material competition for their time and effort. If the key personnel do not devote significant time and effort to the management and operation of each of these businesses, our financial results may suffer.

If we do not make acquisitions on economically acceptable terms, our future growth and profitability will be limited.

Our ability to grow and to increase our profitability depends in part on our ability to make acquisitions that result in an increase in our net income. We may be unable to make such acquisitions because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors. If we are unable to acquire properties containing proved reserves, our total level of proved reserves will decline as a result of our production, which will adversely affect our results of operations.

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Even if we do make acquisitions that we believe will increase our net income and cash flows, these acquisitions may nevertheless result in a decrease in net income and/or cash flows. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about reserves, future production, volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance the acquisition;

•	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

In addition, we may pursue acquisitions outside the Cherokee and Appalachian Basins. Because we currently operate substantially in the Cherokee and Appalachian Basins, we do not have the same level of experience in other basins. Consequently acquisitions in areas outside the Cherokee and Appalachian Basins may not allow us the same operational efficiencies we benefit from in those basins. In addition, acquisitions outside the Cherokee and Appalachian Basins will expose us to different operational risks due to potential differences, among others, in:

•	geology;

•	well economics;

•	availability of third party services;

•	transportation charges;

•	content, quantity and quality of oil and gas produced;

•	volume of waste water produced;

•	state and local regulations and permit requirements; and

•	production, severance, ad valorem and other taxes.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or

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potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties.

Risks Relating to Our Common Stock

We currently are not in compliance with NASDAQ’s continued listing requirements, and if our common stock is delisted, it could negatively impact the price of our common stock, our ability to access the capital markets and the liquidity of our common stock.

Our common stock is currently listed on the NASDAQ Global Market. To maintain our listing, we are required to maintain a minimum closing bid price of at least $1.00 per share for our common stock for 30 consecutive business days. Since October 2008, the bid price for our common stock has continuously closed below the minimum $1.00 per share; however, given the current extraordinary market conditions, NASDAQ has suspended enforcement of the minimum bid price requirement through July 19, 2009. As a result, if the closing bid price for our common stock is less than $1.00 for a period of 30 consecutive days after July 19, 2009, we may receive notification from NASDAQ that our common stock will be delisted from the NASDAQ Global Market, unless the stock closes at or above $1.00 per share for at least 10 consecutive days during the 180-day period following such notification.

Additionally, on November 19, 2008, we received a letter from the staff of NASDAQ indicating that, because of our failure to timely file our Form 10-Q for the quarter ended September 30, 2008, we no longer complied with the continued listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14) (now Rule 5250(c)(1)). As permitted by NASDAQ rules, we timely submitted a plan to NASDAQ staff to regain compliance on January 20, 2009. Following a review of this plan, NASDAQ staff granted us an extension until May 11, 2009 to file our Form 10-Q.

We did not file our Form 10-Q for the quarter ended September 30, 2008 on that date and on May 12, 2009, we received a Staff Determination from NASDAQ stating that our common stock is subject to delisting since we were not in compliance with the filing requirements for continued listing. We requested and were granted a hearing before the NASDAQ Panel to appeal the Staff Determination, which took place on June 11, 2009. On July 15, 2009, we received a letter from NASDAQ advising us that the Panel had granted our request for continued listing on NASDAQ. The terms of the Panel’s decision include a condition that we file our quarterly reports on Form 10-Q for the quarters ended September 30, 2008 and March 31, 2009 by August 15, 2009. If we have not filed all of our delinquent periodic reports by August 15, 2009, there can be no assurances that the Panel will grant a further extension to allow us additional time to file such reports or that our common stock will not be delisted.

Any potential delisting of our common stock from the NASDAQ Global Market would make it more difficult for our stockholders to sell our stock in the public market. Additionally, the delisting of our common stock could materially adversely affect our ability to raise capital that may be needed for future operations. Delisting could also have other negative results, including the potential loss of confidence by customers and employees, the loss of institutional investor interest, and fewer business development opportunities and would likely result in decreased liquidity and increased volatility for our common stock.

Our stock price may be volatile.

The following factors could affect our stock price:

•	the Recombination and the uncertainty whether it will be successful;

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;

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•	liquidity and registering our common stock for public resale;

•	material weaknesses in the control environment;

•	actual or anticipated variations in our reserve estimates and quarterly operating results;

•	changes in oil and natural gas prices;

•	speculation in the press or investment community;

•	sales of our common stock by significant stockholders;

•	short-selling of our common stock by investors;

•	pending litigation, including securities class action and derivative lawsuits;

•	issuance of a significant number of shares to raise additional capital to fund our operations;

•	increases in our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in and the occurrence of events or trends affecting the price of oil and natural gas; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

It is unlikely that we will be able to pay dividends on our common stock.

We have never paid dividends on our common stock. We cannot predict with certainty that our operations will result in sufficient revenues to enable us to operate profitably and with sufficient positive cash flow so as to enable us to pay dividends to the holders of common stock. In addition, QRCP’s credit agreement prohibits it from paying any dividend to the holders of our common stock without the consent of the lenders under the credit agreement, other than dividends payable solely in equity interests of the Company.

The percentage ownership evidenced by the common stock is subject to dilution.

We are authorized to issue up to 200,000,000 shares of common stock and are not prohibited from issuing additional shares of such common stock. Moreover, to the extent that we issue any additional common stock, a holder of the common stock is not necessarily entitled to purchase any part of such issuance of stock. The holders of the common stock do not have statutory “preemptive rights” and therefore are not entitled to maintain a proportionate share of ownership by buying additional shares of any new issuance of common stock before others are given the opportunity to purchase the same. Accordingly, you must be willing to assume the risk that your percentage ownership, as a holder of the common stock, is subject to change as a result of the sale of any additional common stock, or other equity interests in the Company.

Our common stock is an unsecured equity interest.

Just like any equity interest, our common stock will not be secured by any of our assets. Therefore, in the event of our liquidation, the holders of our common stock will receive distributions only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying its secured and unsecured creditors to make any distribution to the holders of our common stock.

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Provisions in Nevada law could delay or prevent a change in control, even if that change would be beneficial to our stockholders.

Certain provisions of Nevada law may delay, discourage, prevent or render more difficult an attempt to obtain control of us, whether through a tender offer, business combination, proxy contest or otherwise. The provisions of Nevada law are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Specifically, the Nevada Revised Statutes contain a provision prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder’s date of acquiring shares. This provision applies unless the corporation elects against its application in its original articles of incorporation or an amendment thereto. Our restated articles of incorporation, as amended, do not currently contain a provision rendering this provision inapplicable.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders’ ability to sell their shares for a premium in a change of control transaction.

Various provisions of our articles of incorporation and bylaws may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed to by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

•	the right of our board of directors to issue and determine the rights and preferences of preferred stock to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

•	classification of our directors into three classes with respect to the time for which they hold office;

•	non-cumulative voting for directors;

•	control by our board of directors of the size of our board of directors;

•	limitations on the ability of stockholders to call special meetings of stockholders; and

•	advance notice requirements for nominations by stockholders of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

We have also approved a stockholders’ rights agreement (the “Rights Agreement”) between us and UMB Bank, N.A., (subsequently acquired by Computershare Limited) as Rights Agent. Pursuant to the Rights Agreement, holders of our common stock are entitled to purchase one one-thousandth (1/1,000) of a share (a “Unit”) of Series B Junior Participating Preferred Stock at a price of $75.00 per Unit upon certain events. The purchase price is subject to appropriate adjustment upon the happening of certain events. Generally, in the event a person or entity acquires, or initiates a tender offer to acquire, at least 15% of our then outstanding common stock, the Rights will become exercisable for shares of common stock equal to (i) the number of Units held by a stockholder multiplied by the then-current purchase price, and (ii) divided by one-half of our then-current stock price. The existence of the Rights Agreement may discourage, delay or prevent a change of control or takeover attempt of us by a third party that is opposed to by our management and board of directors.

ITEM 1B.  UNRESOLVED STAFF COMMENTS.

None.

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ITEM 3.  LEGAL PROCEEDINGS.

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. We will record a liability related to our legal proceedings and claims when we have determined that it is probable that we will be obligated to pay and the related amount can be reasonably estimated, and we will disclose the related facts in the footnotes to our financial statements, if material. If we determine that an obligation is reasonably possible, we will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. We are currently a defendant in the following litigation. We intend to defend vigorously against the claims described below. We are unable to predict the outcome of these proceedings or reasonably estimate a range of possible loss that may result. Like other oil and natural gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M U.S., District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma against the Company, Quest Energy Partners, L.P., and Quest Energy GP, LLC and certain of our current and former officers and directors. The complaints were filed by certain stockholders on behalf of themselves and other stockholders who purchased our common stock between May 2, 2005 and August 25, 2008 and Quest Energy common units between November 7, 2007 and August 25, 2008. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of the Company to entities controlled by the Company’s former chief executive officer, Mr. Jerry D. Cash. The complaints also allege that, as a result of these actions, our stock price and the unit price of Quest Energy was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. Various individual plaintiffs have filed multiple rounds of motions seeking appointment as lead plaintiff, however the court has not yet ruled on these motions and appointed a lead plaintiff. Once a lead plaintiff is appointed, the lead plaintiff must file a consolidated amended complaint within 60 days after being appointed. No further activity is expected in the purported class action until a lead plaintiff is appointed and an amended consolidated complaint is filed. The Company, Quest Energy and Quest Energy GP intend to defend vigorously against plaintiffs’ claims.

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Federal Derivative Cases

James Stephens, derivatively on behalf of nominal defendant Quest Resource Corporation. v. William H. Damon III, Jerry Cash, David Lawler, David E. Grose, James B. Kite Jr., John C. Garrison and Jon H. Rateau, Case No. 08-cv-1025-M, U.S. District Court for the Western District of Oklahoma, filed September 25, 2008

On September 25, 2008 a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on our behalf, entitled James Stephens, derivatively on behalf on nominal defendant Quest Resource Corporation v. William H. Damon III, Jerry Cash, David Lawler, David E. Grose, James B. Kite Jr., John C. Garrison and Jon H. Rateau, Case No. 08-cv-1025-M. The complaint names certain of our current and former officers and directors as defendants. The factual allegations mirror those in the purported class actions described above, and the complaint asserts claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The complaint seeks disgorgement, costs, expenses, and equitable and/or injunctive relief. On October 16, 2008, the court stayed this case pending the court’s ruling on any motions to dismiss the class action claims. The Company intends to defend vigorously against these claims.

William Dean Enders, derivatively on behalf of nominal defendant Quest Energy Partners, L.P. v. Jerry D. Cash, David E. Grose, David C. Lawler, Gary Pittman, Mark Stansberry, J. Phillip McCormick, Douglas Brent Mueller, Mid Continent Pipe & Equipment, LLC, Reliable Pipe & Equipment, LLC, RHB Global, LLC, RHB, Inc., Rodger H. Brooks, Murrell, Hall, McIntosh & Co. PLLP, and Eide Bailly LLP, Case No. CIV-09-752-F, U.S. District Court for the Western District of Oklahoma, filed July 17, 2009

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on Quest Energy’s behalf, which names certain of its current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the Transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses and equitable and/or injunctive relief. It also seeks Quest Energy to take all necessary actions to reform and improve its corporate governance and internal procedures. Quest Energy intends to defend vigorously against these claims.

State Court Derivative Cases

Tim Bodeker, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, Bob G. Alexander, David C. Lawler, James B. Kite, John C. Garrison, Jon H. Rateau and William H. Damon III, Case No. CJ-2008-9042, in the District Court of Oklahoma County, State of Oklahoma, filed October 8, 2008

William H. Jacobson, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, David C. Lawler, James B. Kite, Jon H. Rateau, Bob G. Alexander, William H. Damon III, John C. Garrison, Murrell, Hall, McIntosh & Co., LLP, and Eide Bailly, LLP, Case No. CJ-2008-9657, in the District Court of Oklahoma County, State of Oklahoma, filed October 27, 2008

Amy Wulfert, derivatively on behalf of nominal defendant Quest Resource Corporation, v. Jerry D. Cash, David C. Lawler, Jon C. Garrison, John H. Rateau, James B. Kite Jr., William H. Damon III, David E. Grose, N. Malone Mitchell III, and Bryan Simmons, Case No. CJ-2008-9042 — consolidated December 30, 2008, in the District Court of Oklahoma County, State of Oklahoma (Original Case No. CJ-2008-9624, filed October 24, 2008)

The factual allegations in these petitions mirror those in the purported class actions discussed above. All three petitions assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, and unjust enrichment. The Jacobson petition also asserts claims against the two auditing firms named in that suit for professional negligence and aiding and abetting the director defendants’ breaches of fiduciary duties. The Wulfert petition also asserts a claim against Mr. Bryan Simmons for aiding and abetting Messrs. Cash’s and Grose’s breaches of fiduciary duties. The petitions seek damages, costs, expenses, and equitable relief. On November 12, 2008, the parties to these lawsuits filed a motion to consolidate the actions and appoint lead counsel. The court has not yet ruled on this

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motion. Under the proposed order, the defendants need not respond to the individual petitions. Once the actions are consolidated, the proposed order provides that counsel for the parties shall meet and confer, within thirty days from the date of the entry of the order, regarding the scheduling of the filing of a consolidated derivative petition and the defendants’ responses to that petition. The Company intends to defend vigorously against plaintiffs’ claims.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC Case No. 07-1225-MLB in the U.S. District Court, District of Kansas, filed August 6, 2007

Quest Cherokee was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee has answered the complaint and denied plaintiffs’ claims. Discovery in that case is ongoing. Quest Cherokee intends to defend vigorously against these claims.

Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, in the District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

Quest Cherokee Oilfield Service, LLC (“QCOS”) has been named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. Various motions for summary judgment have been filed and denied by the court. It is expected that the court will set this matter for trial in Fall 2009. QCOS intends to defend vigorously against plaintiffs’ claims.

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al, CJ-2009-1078, in the District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

QCOS has been named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed above. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. QCOS will vigorously defend the declaratory action.

Billy Bob Willis, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00063, District Court of Nowata County, State of Oklahoma, filed April 28, 2009

Quest Resource Corporation, et al. have been named in the above-referenced lawsuit. The lawsuit has not been served. At this time and due to the recent filing of the lawsuit, the Company is unable to provide further detail.

Larry Reitz, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00076, District Court of Nowata County, State of Oklahoma, filed May 15, 2009

Quest Resource Corporation, et al. have been named in the above-referenced lawsuit. The lawsuit was served on May 22, 2009. Defendants have not answered and no discovery has taken place. Plaintiffs allege that defendants have wrongfully deducted costs from the royalties of plaintiffs and have engaged in self-dealing contracts and agreements resulting in a less than market price for production. Plaintiffs seek unspecified actual and punitive damages. Defendants intend to defend vigorously against this claim.

Berenice Urias v. Quest Cherokee, LLC, et al., CV-2008-238C in the Fifth Judicial District, County of Lea, State of New Mexico (Second Amended Complaint filed September 24, 2008)

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Quest Cherokee was named in this wrongful death lawsuit filed by Berenice Urias. Plaintiff was the surviving fiancée of the decedent Montano Moreno. The decedent was killed while working for United Drilling, Inc. United Drilling was transporting a drilling rig between locations when the decedent was electrocuted. All claims against Quest Cherokee have been dismissed with prejudice.

Litigation Related to Oil and Gas Leases

Quest Cherokee has been named as a defendant or counterclaim defendant in several lawsuits in which the plaintiff claims that oil and gas leases owned and operated by Quest Cherokee have either expired by their terms or, for various reasons, have been forfeited by Quest Cherokee. Those lawsuits were originally filed in the district courts of Labette, Montgomery, Wilson, and Neosho Counties, Kansas. Quest Cherokee has drilled wells on some of the oil and gas leases in issue and some of those oil and gas leases do not have a well located thereon but have been unitized with other oil and gas leases upon which a well has been drilled. As of March 1, 2009, the total amount of acreage covered by the leases at issue in these lawsuits was approximately 4,808 acres. Quest Cherokee intends to vigorously defend against those claims. Following is a list of those cases:

Roger Dean Daniels v. Quest Cherokee, LLC, Case No. 06-CV-61, in the District Court of Montgomery County, State of Kansas, filed May 5, 2006 (currently on appeal)

Carol R. Knisely, et al. v. Quest Cherokee, LLC, Case No. 07-CV-58-I, in the District Court of Montgomery County, State of Kansas, filed April 16, 2007

Quest Cherokee, LLC v. David W. Hinkle, et al., Case No. 2006-CV-74, in the District Court of Labette County, State of Kansas, filed September 5, 2006

Scott Tomlinson, et al. v. Quest Cherokee, LLC, Case No. 2007-CV-45, in the District Court of Wilson County, State of Kansas, filed August 29, 2007

Ilene T. Bussman et al. v. Quest Cherokee, LLC, Case No. 07-CV-106-PA, in the District Court of Labette County, State of Kansas, filed November 26, 2007

Gary Dale Palmer, et al. v. Quest Cherokee, LLC, Case No. 07-CV-107-PA, in the District Court of Labette County, State of Kansas, filed November 26, 2007

Richard L. Bradford, et al. v. Quest Cherokee, LLC, Case No. 2008-CV-67, in the District Court of Wilson County, Kansas, filed September 18, 2008 (Quest Cherokee has resolved these claims as part of a settlement)

Richard Winder v. Quest Cherokee, LLC, Case Nos. 07-CV-141 and 08-CV-20, in the District Court of Wilson County, Kansas, filed December 7, 2007, and February 27, 2008

Housel v. Quest Cherokee, LLC, 06-CV-26-I, in the District Court of Montgomery County, State of Kansas, filed March 2, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Charles Housel and Meredith Housel on March 2, 2006. Plaintiffs allege that the primary term of the lease at issue has expired and that based upon non-production, plaintiffs are entitled to cancellation of said lease. A judgment was entered against Quest Cherokee on May 15, 2006. Quest Cherokee, however, was never properly served with this lawsuit and did not learn of this lawsuit until on or about April 23, 2007. Quest Cherokee filed a Motion to Set Aside Default Judgment and the parties have since agreed to set aside the default judgment that was entered. Quest Cherokee has answered the complaint. On April 1, 2008, Quest Cherokee sought leave from the court to bring a third party claim against Layne Energy Operating, LLC (“Layne”) on the basis that it, among other things, has committed a trespass and has converted the well and gas and/or proceeds at issue. Quest Cherokee was granted leave to file its claim against Layne. Layne has moved to dismiss the Third Party Petition and Quest Cherokee has objected. Quest Cherokee intends to defend vigorously against plaintiffs’ claims and pursue vigorously its claims against Layne.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. 04-C-100-PA in the District Court of Labette County, State of Kansas, filed on September 1, 2004

Quest Cherokee and Bluestem were named as defendants in a lawsuit filed by Central Natural Resources, Inc. (“Central Natural Resources”) on September 1, 2004 in the District Court of Labette County, Kansas. Central

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Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem purchases and gathers the gas produced by Quest Cherokee. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser and has damaged its coal through its drilling and production operations. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged that Bluestem converted the gas and seeks an accounting for all gas purchased by Bluestem from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. If Quest Cherokee prevails on that issue, then the Plaintiff’s claims against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane gas were filed by Quest Cherokee and the plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. Plaintiff appealed the summary judgment and the Kansas Supreme Court has issued an opinion affirming the District Court’s decision and has remanded the case to the District Court for further proceedings consistent with that decision. Quest Cherokee and Bluestem intend to defend vigorously against these claims.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. CJ-06-07 in the District Court of Craig County, State of Oklahoma, filed January 17, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff seeks to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contends it has valid leases from the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee has answered the petition and discovery has been stayed by agreement of the parties. Quest Cherokee intends to defend vigorously against these claims.

Edward E. Birk, et ux., and Brian L. Birk, et ux., v. Quest Cherokee, LLC, Case No. 09-CV-27, in the District Court of Neosho County, State of Kansas, filed April 23, 2009

Quest Cherokee was named as a defendant in a lawsuit filed by Edward E. Birk, et ux., and Brian L. Birk, et ux., on April 23, 2009. In that case, the plaintiffs claim that they are entitled to an overriding royalty interest (1/16th in some leases, and 1/32nd in some leases) in 14 oil and gas leases owned and operated by Quest Cherokee. Plaintiffs contend that Quest Cherokee has produced oil and/or gas from wells located on or unitized with those leases, and that Quest Cherokee has failed to pay plaintiffs their overriding royalty interest in that production. Quest Cherokee’s answer date is June 15, 2009. We are investigating the factual and legal basis for these claims and intend to defend against them vigorously based upon the results of the investigation.

Robert C. Aker, et al. v. Quest Cherokee, LLC, et al., U.S. District Court for the Western District of Pennsylvania, Case No. 3-09CV101, filed April 16, 2009

Quest Cherokee, et al. were named as defendants in this action where plaintiffs seek a ruling invalidating certain oil and gas leases. Quest Cherokee has not answered and no discovery has taken place. Quest Cherokee is investigating whether it is a proper party to this lawsuit and intends to vigorously defend against this claim.

Other

Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-91, in the District Court of Neosho County, State of Kansas, filed July 19, 2007; and Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-46, in the District Court of Wilson County, State of Kansas, filed September 4, 2007

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Quest Cherokee has been named as a defendant in two lawsuits filed by Well Refined Drilling Company in the District Court of Neosho County, Kansas (Case No. 2007 CV 91) and in the District Court of Wilson County, Kansas (Case No. 2007 CV 46). In both cases, plaintiff contends that Quest Cherokee owes certain sums for services provided by the plaintiff in connection with drilling wells for Quest Cherokee. Plaintiff has also filed mechanics liens against the oil and gas leases on which those wells are located and also seeks foreclosure of those liens. Quest Cherokee has answered those petitions and has denied plaintiff’s claims. Discovery in those cases is ongoing. Quest Cherokee intends to defend vigorously against these claims.

Barbara Cox v. Quest Cherokee, LLC, U.S. District Court for the District of New Mexico, Case No. CIV-08-0546, filed April 18, 2008

Quest Cherokee has been named in this lawsuit by Barbara Cox. Plaintiff is a landowner in Hobbs, New Mexico and owns the property where the Quest State 9-4 Well was drilled and plugged. Plaintiff alleges that Quest Cherokee violated the New Mexico Surface Owner Protection Act and has committed a trespass and nuisance in the drilling and maintenance of the well. Quest Cherokee denies the allegations of plaintiff. Plaintiff has not articulated any firm damage numbers. Quest Cherokee intends to defend vigorously against plaintiff’s claims.

Juana Huerter v. Quest Cherokee Oilfield Services, LLC, et al., Case No. 2008 CV-50, District Court of Neosho County, State of Kansas, filed May 5, 2008

QCOS, et al. has been named in this personal injury lawsuit arising out of an automobile collision. Initial written discovery is being conducted. There is no pending trial date. QCOS intends to defend vigorously against this claim.

Bradley Haviland, Jr., v. Quest Cherokee Oilfield Services, LLC, et al., Case No. 2008 CV-78, District Court of Neosho County, State of Kansas, filed July 25, 2008

QCOS, et al. has been named in this personal injury lawsuit arising out of an automobile collision. There is no pending trial date. QCOS intends to defend vigorously against this claim.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

The Company’s common stock trades on The NASDAQ Global Market under the symbol “QRCP”. The table set forth below lists the range of high and low prices of the Company’s common stock on NASDAQ for each quarter of the last two years.

Fiscal Quarter and Period Ended	High Price	Low Price

December 31, 2008	$2.84	$0.23
September 30, 2008	$10.86	$2.15
June 30, 2008	$13.45	$6.96
March 31, 2008	$8.10	$6.35
December 31, 2007	$10.82	$6.66
September 30, 2007	$11.96	$9.00
June 30, 2007	$12.08	$8.50
March 31, 2007	$9.70	$7.50

The closing price for QRCP stock on May 15, 2009 was $0.49.

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Record Holders

As of May 15, 2009, there were 31,867,527 shares of common stock outstanding held of record by approximately 646 stockholders.

Dividends

The payment of dividends on QRCP’s common stock is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. We have not declared any cash dividends on QRCP’s common stock and do not anticipate paying any dividends on QRCP’s common stock in the foreseeable future.

Our ability to pay dividends on QRCP’s common stock is subject to restrictions contained in its credit agreement. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements” for a discussion of these restrictions.

In addition, the partnership agreements for Quest Energy and Quest Midstream restrict the ability of Quest Energy and Quest Midstream to pay distributions on the subordinated units of such partnerships that QRCP owns if the minimum quarterly distribution has not been paid on all of the common units of such partnerships. The credit agreements for Quest Energy and Quest Midstream also restrict the ability of Quest Energy and Quest Midstream to pay any distributions. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.” The third and fourth quarter 2008 distributions for Quest Midstream were not paid, the third quarter 2008 distribution on Quest Energy’s subordinated units was not paid and the fourth quarter 2008 distribution on all of Quest Energy’s units, including common units, for Quest Energy was not paid. There can be no assurance that minimum quarterly distributions on the common units for those quarters will be paid or that any future distributions will be paid.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities

We have reacquired shares of stock from employees upon the vesting of restricted stock that was granted under our 2005 Omnibus Stock Award Plan. These shares were surrendered by the employees and reacquired by us to satisfy a portion of the minimum statutory tax withholding obligations arising from the lapse of restrictions on the shares. The following table provides information with respect to these purchases during the year ended December 31, 2008.

Maximum
			Total Number of	Number (or
			Shares	Approximate
			Purchased as	Dollar Value) of
			Part of Publicly	Shares that May
	Total Number	Average Price	Announced	Yet Be Purchased
	of Shares	Paid per	Plans or	Under the Plans
Period	Purchased	Share	Programs	or Programs

December 1 through December 31, 2008	21,955	$0.32	—	—

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STOCK PRICE PERFORMANCE GRAPH

The following graph compares the performance of our common stock to a published industry index (AMEX Natural Resources) and a market index (Nasdaq Composite Index) for the past five years. We have also included a peer group in our SIC code index that was included in our Stock Price Performance Graph last year. The peer group consists of the following companies: Abraxas Petroleum Corporation; Credo Petroleum Corporation; Double Eagle Petroleum Company; Dune Energy Inc; Edge Petroleum Corporation; Evolution Petroleum Corporation; FX Energy Inc.; Georesources Inc.; Houston American Energy Corporation; Kodiak Oil & Gas Corporation; Meridian Resource Corporation; Ngas Resources Inc.; Northern Oil & Gas Inc.; Pinnacle Gas Resources Inc.; Platinum Energy Resources Inc.; Primeenergy Corporation; South Texas Oil Company; Toreador Resources Corporation; and Tri Valley Corporation.

The peer group was chosen last year to reflect a comparison of companies closely aligned with our market capitalization value. Beginning this year, we have decided to switch from a self-selected peer group to a published industry index (AMEX Natural Resources) because we believe the broader index provides more meaningful stockholder return information.

The graph assumes the investment of $100 on December 31, 2003 and the reinvestment of all dividends. The graph shows the value of the investment at the end of each year.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Quest Resource Corporation, AMEX Natural Resources, Nasdaq Composite Index and a Peer Group

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ITEM 6.  SELECTED FINANCIAL DATA.

The following table sets forth selected financial information. The data for the years ended December 31, 2008, 2007, 2006 and 2005 are derived from our audited and, for 2007, 2006 and 2005, restated consolidated financial statements included elsewhere in this report. The data for the seven month transition period ended December 31, 2004 and the fiscal year ended May 31, 2004 are derived from unaudited management accounts for such periods, not from our previously filed audited financial statements, which have been restated. See Note 18 — Restatement to the consolidated financial statements for a discussion of the restatements.

					7 Months
					Ended	Fiscal Year
	Year Ended December 31,				December 31,	Ended May 31,
	2008	2007	2006	2005	2004	2004
		(Restated)	(Restated)	(Restated)	(Unaudited)	(Unaudited)
					(Restated)	(Restated)
	($ in thousands, except per share data)

Statement of Operations Data:
Revenues:
Oil and gas sales	$162,499	$105,285	$72,410	$70,628	$28,593	$30,707
Gas pipeline revenue	28,176	9,853	5,014	3,939	1,918	2,707

Total revenues	190,675	115,138	77,424	74,567	30,511	33,414
Costs and expenses:
Oil and gas production	44,111	36,295	25,338	18,532	5,181	6,835
Pipeline operating	29,742	21,098	13,151	7,703	4,451	3,506
General and administrative	28,269	21,023	8,655	6,218	2,765	2,925
Depreciation, depletion and amortization	70,445	39,782	27,011	22,244	7,933	5,488
Impairment of oil and gas properties	298,861	—	—	—	—	—
Loss from misappropriation of funds	—	2,000	6,000	2,000	—	—

Total costs and expenses	471,428	120,198	80,155	56,697	20,330	18,754

Operating income (loss)	(280,753)	(5,060)	(2,731)	17,870	10,181	14,660
Other income (expense):
Gain (loss) from derivative financial instruments	66,145	1,961	52,690	(73,566)	(6,085)	(19,788)
Gain (loss) on sale of assets	24	(322)	3	12	—	(6)
Loss on early extinguishment of debt	—	—	—	(12,355)	(1,834)	—
Other income (expense)	305	(9)	99	389	37	(843)
Interest expense, net	(25,373)	(43,628)	(20,567)	(28,225)	(11,537)	(8,388)

Total other income and (expense)	41,101	(41,998)	32,225	(113,745)	(19,419)	(29,025)

Loss before income taxes and minority interests	(239,652)	(47,058)	29,494	(95,875)	(9,238)	(14,365)
Income tax benefit (expense)	—	—	—	—	—	245

Net income (loss) before minority interests	(239,652)	(47,058)	29,494	(95,875)	(9,238)	(14,120)
Minority interests in continuing operations	72,268	2,904	14	—	—	—

Cumulative effect of accounting change, net of tax	—	—	—	—	—	(28)

Net income (loss)	(167,384)	(44,154)	29,508	(95,875)	(9,238)	(14,148)
Preferred stock dividends	—	—	—	(10)	(6)	(10)

Net income (loss) available to common shareholders	$(167,384)	$(44,154)	$29,508	$(95,885)	$(9,244)	$(14,158)

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					7 Months
					Ended	Fiscal Year
	Year Ended December 31,				December 31,	Ended May 31,
	2008	2007	2006	2005	2004	2004
		(Restated)	(Restated)	(Restated)	(Unaudited)	(Unaudited)
					(Restated)	(Restated)
	($ in thousands, except per share data)

Net income (loss) available to common shareholders per share:
Basic	$(6.20)	$(1.97)	$1.33	$(11.48)	$(1.63)	$(2.51)
Diluted	$(6.20)	$(1.97)	$1.33	$(11.48)	$(1.63)	$(2.49)
Weighted average common and common equivalent shares outstanding:
Basic	27,010,690	22,379,479	22,119,497	8,351,945	5,661,096	5,645,077

Diluted	27,010,690	22,379,479	22,198,799	8,351,945	5,661,096	5,675,077

Balance Sheet Data (at end of period):
Total assets	$650,176	$672,537	$467,936	$274,768	$245,996	$190,184
Long-term debt, net of current maturities	$343,094	$233,046	$225,245	$100,581	$134,609	$105,379

Comparability of information in the above table between years is affected by (1) changes in the annual average prices for oil and gas, (2) increased production from drilling and development activity, (3) significant acquisitions that were made during the fiscal year ended May 31, 2004, (4) the change in the fiscal year end on December 31, 2004, (5) formation of Quest Midstream in December 2006, (6) the acquisition of KPC on November 1, 2007, (7) Quest Energy’s initial public offering effective November 15, 2007 and (8) the acquisition of PetroEdge in July 2008. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes, appearing in Items 7 and 8 of this report, respectively.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restatement

As discussed in the Explanatory Note to Annual Report immediately preceding Part I of this Annual Report on Form 10-K/A and in Note 18 — Restatement to our consolidated financial statements, we are restating the consolidated financial statements included in this Annual Report on Form 10-K/A as of December 31, 2007 and 2006 and for the three years ended December 31, 2007. We are also restating previously issued Quarterly Financial Data for 2008 and 2007 presented in Note 20 — Supplemental Financial Information — Quarterly Financial Data (Unaudited) to the consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2008, 2007, 2006 and 2005 reflects the restatements.

The following discussion should be read together with the consolidated financial statements and the notes to consolidated financial statements, which are included in Item 8 of this Form 10-K/A, and the Risk Factors, which are set forth in Item 1A.

Overview of Our Company

Since QRCP controls the general partner interests in Quest Energy and Quest Midstream, QRCP reflects its ownership interest in these partnerships on a consolidated basis, which means that our financial results are combined with Quest Energy’s and Quest Midstream’s financial results and the results of our other subsidiaries. The interest owned by non-controlling partners’ share of income is reflected as an expense in our results of operations. Since the initial public offering of Quest Energy in November 2007, QRCP’s potential sources of revenue and cash flows consist almost exclusively of distributions on its partnership interests in Quest Energy and Quest Midstream, because QRCP’s Appalachian assets largely consist of undeveloped acreage. Our consolidated results of operations

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are derived from the results of operations of Quest Energy and Quest Midstream and also include interest of non-controlling partners in Quest Energy’s and Quest Midstream’s net income, interest income (expense) and general and administrative expenses not reflected in Quest Energy’s and Quest Midstream’s results of operations. Accordingly, the discussion of our financial position and results of operations in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” primarily reflects the operating activities and results of operations of Quest Energy and Quest Midstream.

We are an integrated independent energy company involved in the acquisition, development, transportation, exploration, and production of natural gas, primarily from coal seams (coal bed methane, or “CBM”), and oil. Our principal operations and producing properties are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma; Seminole County, Oklahoma; and West Virginia, New York and Pennsylvania in the Appalachian Basin. We conduct substantially all of our production operations through Quest Energy and our natural gas transportation, gathering, treating and processing operations through Quest Midstream. Our Cherokee Basin operations are currently focused on developing CBM gas production through Quest Energy, which is served by a gas gathering pipeline network owned through Quest Midstream. Quest Midstream also owns an interstate natural gas transmission pipeline. Our Appalachian Basin operations are primarily focused on the development of the Marcellus Shale through Quest Energy and Quest Eastern.

Recent Developments

The following is a discussion of some of the more significant events that occurred during 2008 and the first part of 2009. Please read Items 1. and 2. “Business and Properties — Recent Developments” for additional information regarding these and other events that occurred during the year.

PetroEdge Acquisition

On July 11, 2008, QRCP acquired PetroEdge and simultaneously transferred PetroEdge’s natural gas producing wells to Quest Energy. Quest Energy funded its purchase of the PetroEdge wellbores with borrowings under its revolving credit facility, which was increased from $160 million to $190 million as part of the acquisition and the proceeds from the Second Lien Loan Agreement. QRCP funded the balance of the PetroEdge acquisition with proceeds from a public offering of 8,800,000 shares of QRCP common stock at a price of $10.25 per share that closed on July 8, 2008. QRCP received net proceeds from this offering of approximately $84.2 million. Simultaneously with the closing of the PetroEdge acquisition, QRCP converted its then existing $50 million revolving credit facility to a $35 million term loan with a maturity date of July 11, 2010. RBC required QRCP to use $13 million of the proceeds from the equity offering to reduce the outstanding indebtedness under the Credit Agreement from $48 million to $35 million. The purpose of the PetroEdge acquisition was to expand our operations to another geologic basin with less basins differential, that had significant resource potential. The acquisition closed during the peak month of natural gas pricing in 2008.

Internal Investigation; Restatements and Reaudits

On August 23, 2008, only six weeks after the PetroEdge transaction closed, our then chief executive officer resigned following the discovery of the Transfers. The Transfers were brought to the attention of the boards of directors of each of the Company, Quest Energy GP and Quest Midstream GP as a result of an inquiry and investigation that had been initiated by the Oklahoma Department of Securities. The Company’s board of directors, jointly with the boards of directors of Quest Energy GP and Quest Midstream GP, formed a joint special committee to investigate the matter and to consider the effect on our consolidated financial statements. We also retained a new independent registered public accounting firm to reaudit our financial statements.

The investigation revealed that the Transfers resulted in a loss of funds totaling approximately $10 million by the Company. Further, it was determined that our former chief financial officer directly participated and/or materially aided our former chief executive officer in connection with the unauthorized Transfers. In addition, the Oklahoma Department of Securities has filed a lawsuit alleging that our former chief financial officer and our former purchasing manager each received kickbacks of approximately $0.9 million from several related suppliers

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over a two-year period and that during the third quarter of 2008, they also engaged in the direct theft of $1 million for their personal benefit and use.

We experienced significant increased costs in the second half of 2008 and continue to experience such increased costs in the first half of 2009 due to, among other things:

•	We had costs associated with the internal investigation and our responding to inquiries from the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, SEC and the IRS.

•	As a result of the termination of the former chief executive officer and chief financial officer, we immediately retained consultants to perform the accounting and finance functions and to assist in the determination of the intercompany debt discussed under Items 1. and 2. “Business and Properties — Recent Developments — Intercompany Accounts.”

•	We retained law firms to respond to the class action and derivative suits that have been filed against QRCP and Quest Energy GP and QELP and to pursue the claims against the former employees.

•	We had costs associated with amending the credit agreements of QRCP, QELP and QMLP and obtaining the necessary waivers from our lenders thereunder as well as incremental increased interest expense related thereto. See “— Liquidity and Capital Resources.”

•	We retained external auditors to reaudit our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

•	Each of QRCP, QELP and QMLP retained financial advisors to consider strategic options and each retained outside legal counsel or increased the amount of work being performed by its previously engaged outside legal counsel.

We estimate that the increased costs related to the foregoing will be approximately $7.0 million to $8.0 million in total.

Global Financial Crisis and Impact on Capital Markets and Commodity Prices

At about the same time as the Transfers were discovered, the global economy experienced a significant downturn. The crisis began over concerns related to the U.S. financial system and quickly grew to impact a wide range of industries. There were two significant ramifications to the exploration and production industry as the economy continued to deteriorate. The first was that capital markets essentially froze. Equity, debt and credit markets shut down. Future growth opportunities have been and are expected to continue to be constrained by the lack of access to liquidity in the financial markets.

The second impact to the industry was that fear of global recession resulted in a significant decline in oil and gas prices. In addition to the decline in oil and gas prices, the differential from NYMEX pricing to our sales point for our Cherokee Basin gas production has widened and is still at unprecedented levels of volatility.

Our operations and financial condition are significantly impacted by these prices. During the year ended December 31, 2008, the NYMEX monthly gas index price (last day) ranged from a high of $13.58 per Mmbtu to a low of $5.29 per Mmbtu. Natural gas prices came under pressure in the second half of the year as a result of lower domestic product demand that was caused by the weakening economy and concerns over excess supply of natural gas. In the Cherokee Basin, where we produce and sell most of our gas, there has been a widening of the historical discount of prices in the area to the NYMEX pricing point at Henry Hub as a result of elevated levels of natural gas drilling activity in the region and a lack of pipeline takeaway capacity. During 2008, this discount (or basis differential) in the Cherokee Basin ranged from $0.67 per Mmbtu to $3.62 per Mmbtu.

The spot price for NYMEX crude oil in 2008 ranged from a high of $145.29 per barrel in early July to a low of $33.87 per barrel in late December. The volatility in oil prices during the year was a result of the worldwide recession, geopolitical activities, worldwide supply disruptions, actions taken by the Organization of Petroleum Exporting Countries and the value of the U.S. dollar in international currency markets as well as domestic concerns about refinery utilization and petroleum product inventories pushing prices up during the first half of the year. Due to our relatively low level of oil production relative to gas and our existing commodity hedge positions, the volatility of oil prices had less of an effect on our operations.

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Overall, as a result, our operating profitability was seriously adversely affected during the second half of 2008 and is expected to continue to be impaired during 2009. While our existing commodity hedge position mitigates the impact of commodity price declines, it does not eliminate the potential effects of changing commodity prices. See Item 1A. “Risk Factors — Risks Related to Our Business — The current financial crisis and deteriorating economic conditions may have a material adverse impact on our business and financial condition that we cannot predict.”

Credit Agreement Amendments

In October and November 2008, QRCP, Quest Cherokee and Quest Energy, and Quest Midstream and Bluestem entered into amendments to their respective credit agreements that, among other things, amended and/or waived certain of the representations and covenants contained in each credit agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the questionable Transfers of funds discussed above and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream. The Quest Cherokee amendment also extended the maturity date of the Second Lien Loan Agreement from January 11, 2009 to September 30, 2009 due to our inability to refinance the Second Lien Loan Agreement as a result of a combination of the ongoing investigation and the global financial crisis. The amendments also restricted the ability of Quest Midstream and Quest Energy to pay distributions to QRCP.

In May 2009, QRCP entered into an amendment to the Credit Agreement to, among other things, waive certain events of default related to its financial covenants and collateral requirements, extend certain financial reporting deadlines and permit the settlement agreements with Mr. Cash discussed below.

In June 2009, QRCP, Quest Cherokee and Quest Energy entered into amendments to their respective credit agreements that, among other things, defer until August 15, 2009 the obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009. The QRCP amendment also waived financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009, waived any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009, and deferred until September 30, 2009 the interest payment due on June 30, 2009, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in QRCP’s credit agreement) with a maturity date of September 30, 2009.

In July 2009, Quest Cherokee received notice from RBC that the borrowing base under the Quest Cherokee first lien loan agreement had been reduced from $190 million to $160 million, which, following the principal payment discussed below, resulted in the outstanding borrowings under the first lien loan agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Cherokee did not exit were set to market prices at the time. At the same time, Quest Cherokee entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the first lien loan agreement. On July 8, 2009, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

See “— Liquidity and Capital Resources — Credit Agreements” for additional information regarding our credit agreements.

Suspension of Distributions and Asset Sales

Distributions were suspended on Quest Energy’s subordinated units beginning with the third quarter of 2008 and distributions were suspended on all of Quest Energy’s units, including its common units, beginning with the fourth quarter of 2008. Since these distributions would have been substantially all of QRCP’s cash flows for 2009, the loss of the Quest Energy distributions was material to QRCP’s financial position.

In October 2008, we negotiated an additional $6 million term loan under the Credit Agreement with a maturity date of November 30, 2008. We agreed with our lenders that the additional term loan would be repaid with the net

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proceeds from asset sales by QRCP and that the first $4.5 million of net proceeds in excess of any additional term loans that were borrowed would be used to repay QRCP’s $35 million term loan.

On October 30, 2008, QRCP sold its interest in approximately 22,600 net undeveloped acres and one well in Somerset County, Pennsylvania to a private party for approximately $6.8 million. On November 26, 2008, QRCP sold its interest in the development rights and related purchase option, which it had purchased on June 4, 2008 covering approximately 28,700 acres in Potter County, Pennsylvania, to an undisclosed party for approximately $3.2 million. On February 13, 2009, QRCP sold its interest in approximately 23,076 net undeveloped acres in the Marcellus Shale and one well in Lycoming County, Pennsylvania to a third party for approximately $8.7 million.

Management decided that these undeveloped acres were good candidates for disposition in the current environment given the lack of gathering and transportation infrastructure in the immediate area and the cost and time that would be involved in establishing significant flow of natural gas.

In addition to these sales, on November 5, 2008, QRCP sold a 50% interest in approximately 4,500 net undeveloped acres, three wells in various stages of completion and existing pipelines and facilities in Wetzel County, West Virginia to another party for $6.1 million. QRCP will continue to operate the Wetzel County property. All future development costs will be split equally between QRCP and the other party. This joint venture arrangement allows QRCP to retain a significant interest in the Wetzel County property, which we believe is a desirable asset due to established infrastructure, pipeline taps and proved offset production in the area.

QRCP borrowed $2 million of the additional $6 million term loan under its Credit Agreement in October 2008. QRCP’s portion of the proceeds from the asset sales were used to repay the $2 million additional term loan and to reduce QRCP’s $35 million term loan to $28.3 million as of May 15, 2009.

Decrease in Year-End Reserves; Impairment

Due to the low price for natural gas as of December 31, 2008 as described above, revisions resulting from further technical analysis (see Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited) to the accompanying consolidated financial statements and production during the year, proved reserves decreased 17.2% to 174.8 Bcfe at December 31, 2008 from 211.1 Bcfe at December 31, 2007, and the standardized measure of our proved reserves decreased 42.7% to $164.1 million as of December 31, 2008 from $286.2 million as of December 31, 2007. Proved reserves also decreased as a result of our production during the year. Our proved reserves at December 31, 2008 were calculated using a spot price of $5.71 per Mmbtu (adjusted for basis differential, prices were $5.93 per Mmbtu in the Appalachian Basin and $4.84 per Mmbtu in the Cherokee Basin). As a result of this decrease, we recognized a non-cash impairment of $298.9 million for the year ended December 31, 2008.

As a result, the lenders under QELP’s revolving credit facility reduced QELP’s borrowing base from $190 million to $160 million in July 2009. See “— Liquidity and Capital Resources — Sources of Liquidity in 2009 and Capital Requirements — Quest Energy.”

Settlement Agreements

As discussed above, we filed lawsuits against Mr. Cash, the entity controlled by Mr. Cash that was used in connection with the Transfers and two former officers, who are the other owners of the controlled-entity, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, QRCP, QELP and QMLP entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement agreements, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas. While QRCP estimates the value of these assets to be less than the amount of the Transfers and cost of the internal investigation, they represent the majority of the value of the controlled-entity. We did not take Mr. Cash’s stock in QRCP, which he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock. QELP received all of Mr. Cash’s equity interest in STP, which owns certain oil producing properties in Oklahoma, and other assets as reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by QELP.

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Recombination

Given the liquidity challenges facing the Company, Quest Midstream and Quest Energy, each entity has undertaken a strategic review of its assets and have evaluated and continue to evaluate transactions to dispose of assets in order to raise additional funds for operations and/or to repay indebtedness. In addition, in the current economic environment we believe the complexity and added overhead costs of our structure is negatively affecting our ability to restructure our indebtedness and raise additional equity. See “— Liquidity and Capital Resources.” On July 2, 2009, the Company, Quest Midstream, Quest Energy and other parties thereto entered into the Merger Agreement, pursuant to the terms of which all three companies would recombine. The Recombination would be effected by forming New Quest, a yet to be named publicly-traded corporation that, through a series of mergers and entity conversions, would wholly-own all three entities. The Merger Agreement follows the execution of a non-binding letter of intent by the three Quest entities that was publicly announced on June 3, 2009. The closing of the Recombination is subject to the satisfaction of a number of conditions, including, among others, arrangement of one or more satisfactory credit facilities for New Quest, the approval of the transaction by the stockholders of the Company and the unitholders of Quest Energy and Quest Midstream, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of New Quest would be owned approximately 44% by current Quest Midstream common unitholders, approximately 33% by current Quest Energy common unitholders (other than the Company), and approximately 23% by current Company stockholders.

Segment Overview

After the acquisition of the KPC Pipeline in November 2007, we began reporting our results of operations as two business segments. These segments and the activities performed to provide services to our customers and create value for our stockholders are as follows:

•	Oil and gas production; and

•	Natural gas pipelines, including transporting, gathering, treating and processing natural gas.

Previously reported amounts have been adjusted to reflect this change, which did not impact our consolidated financial statements. Operating segment data for the years ended December 31, 2008, 2007, 2006, and 2005 follows (in thousands):

	2008	2007	2006	2005

Revenues:
Oil and gas production	$162,499	$105,285	$72,410	$70,628
Natural gas pipelines	63,722	39,032	25,833	11,732
Elimination of inter-segment revenue	(35,546)	(29,179)	(20,819)	(7,793)

Natural gas pipelines, net of inter-segment revenue	28,176	9,853	5,014	3,939

Total segment revenues	$190,675	$115,138	$77,424	$74,567

Operating profit (loss):
Oil and gas production(a)	$(269,729)	$5,999	$1,861	$23,508
Natural gas pipelines	17,245	11,964	10,063	2,580

Total segment operating profit (loss)	(252,484)	17,963	11,924	26,088
General and administrative expenses	28,269	21,023	8,655	6,218
Misappropriation of funds	—	2,000	6,000	2,000

Total operating income (loss)	$(280,753)	$(5,060)	$(2,731)	$17,870

(a)	2008 includes impairment of oil and gas properties of $298.9 million in 2008.

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Results of Operations

The following discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements, which are included elsewhere in this report.

Oil and Gas Production Segment

Year ended December 31, 2008 compared to the year ended December 31, 2007

Overview.  The following discussion of results of operations compares amounts for the year ended December 31, 2008 to the amounts for the year ended December 31, 2007, as follows:

	Year Ended
	December 31,		Increase/
	2008	2007	(Decrease)
	($ in thousands)

Oil and gas sales	$162,499	$105,285	$57,214	54.3%
Oil and gas production costs	$44,111	$36,295	$7,816	21.5%
Transportation expense (intercompany)	$35,546	$29,179	$6,367	21.8%
Depreciation, depletion and amortization	$53,710	$33,812	$19,898	58.8%
Impairment charge	$298,861	$—	$298,861	* %

*	Not meaningful

Production.  The following table presents the primary components of revenues of our Oil and Gas Production Segment (oil and gas production and average oil and gas prices), as well as the average costs per Mcfe, for the fiscal years ended December 31, 2008 and 2007.

	Year Ended
	December 31,		Increase/
	2008	2007	(Decrease)

Production Data:
Total production (Mmcfe)	21,748	17,017	4,731	27.8%
Average daily production (Mmcfe/d)	59.4	46.6	12.8	27.5%
Average Sales Price per Unit (Mcfe)	$7.47	$6.19	$1.28	20.7%
Average Unit Costs per Mcfe:
Production costs	$2.03	$2.13	$(0.10)	(4.7)%
Transportation expense (intercompany)	$1.63	$1.71	$(0.08)	(4.7)%
Depreciation, depletion and amortization	$2.47	$1.99	$0.48	24.1%

Oil and Gas Sales.  Oil and gas sales increased $57.2 million, or 54.3%, to $162.5 million during the year ended December 31, 2008. This increase was the result of increased sales volumes and an increase in average realized prices. Additional volumes of 4,731 Mmcfe accounted for $32.2 million of the increase. The increased volumes resulted from additional wells completed in 2008. The remaining increase of $25.0 million was attributable to an increase in the average product price in 2008. Our average product prices, which exclude hedge settlements, on an equivalent basis (Mcfe) increased to $7.47 per Mcfe for the 2008 period from $6.19 per Mcfe for the 2007 period.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses increased $14.2 million, or 21.7%, to $79.7 million during the year ended December 31, 2008, from $65.5 million during the year ended December 31, 2007.

Oil and gas production costs increased $7.8 million, or 21.5%, to $44.1 million during the year ended December 31, 2008, from $36.3 million during the year ended December 31, 2007. This increase was primarily due to increased volumes in 2008. Production costs including gross production taxes and ad valorem taxes were $2.03

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per Mcfe for the year ended December 31, 2008 as compared to $2.13 per Mcfe for the year ended December 31, 2007. The decrease in per unit cost was due to higher volumes over which to spread fixed costs.

Transportation expense increased $6.4 million, or 21.8%, to $35.5 million during the year ended December 31, 2008, from $29.2 million during the year ended December 31, 2007. The increase was primarily due to increased volumes, which resulted in additional expense of approximately $7.6 million. This increase was offset by a decrease in per unit cost of $0.08 per Mcfe. Transportation expense was $1.63 per Mcfe for the year ended December 31, 2008 as compared to $1.71 per Mcfe for the year ended December 31, 2007. This decrease in per unit cost was due to increased volumes, over which to spread fixed costs.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization increased approximately $19.9 million, or 58.8%, in 2008 to $53.7 million from $33.8 million in 2007. On a per unit basis, we had an increase of $0.48 per Mcfe to $2.47 per Mcfe in 2008 from $1.99 per Mcfe in 2007. This increase was primarily due to downward revisions in our proved reserves, resulting in an increase in the per unit rate. In addition, depreciation and amortization increased approximately $5.5 million primarily due to additional vehicles, equipment and facilities acquired in 2008.

Impairment of oil and gas properties.  We recognized impairments of our oil and gas properties of $298.9 million for the year ended December 31, 2008. Under full cost method accounting, we are required to compute the after-tax present value of our proved oil and gas properties using spot market prices for oil and gas at our balance sheet date. The base for our spot prices for gas is Henry Hub. On December 31, 2008, the spot price for gas at Henry Hub was $5.71 per Mcf and the spot oil price was $44.60 per Bbl compared to $6.43 per Mcf and $96.10 per barrel, at December 31, 2007.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Overview.  The following discussion of results of operations compares amounts for the year ended December 31, 2007 to the amounts for the year ended December 31, 2006, as follows:

	Year Ended December 31,		Increase/
	2007	2006	(Decrease)
	($ in thousands)

Oil and gas sales	$105,285	$72,410	$32,875	45.4%
Oil and gas production costs	$36,295	$25,338	$10,957	43.2%
Transportation expense (intercompany)	$29,179	$20,819	$8,360	40.2%
Depreciation, depletion and amortization	$33,812	$24,392	$9,420	38.6%

Production.  The following table presents the primary components of revenues of our Oil and Gas Production Segment (oil and gas production and average oil and gas prices), as well as the average costs per Mcfe, for the fiscal years ended December 31, 2007 and 2006.

	Year Ended December 31,		Increase/
	2007	2006	(Decrease)

Production Data:
Total production (Mmcfe)	17,017	12,364	4,653	37.6%
Average daily production (Mmcfe/d)	46.6	33.9	12.7	37.5%
Average Sales Price per Unit (Mcfe)	$6.19	$5.86	$0.33	5.6%
Average Unit Costs per Mcfe:
Production costs	$2.13	$2.05	$0.08	3.9%
Transportation expense (intercompany)	$1.71	$1.68	$0.03	1.8%
Depreciation, depletion and amortization	$1.99	$1.97	$0.02	1.0%

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Oil and Gas Sales.  Oil and gas sales increased $32.9 million, or 45.4%, to $105.3 million during the year ended December 31, 2007, from $72.4 million during the year ended December 31, 2006. This increase was due to increased sales volumes. Higher volumes represented $28.8 million of the increase. The increase in production volumes was due to additional wells completed during 2007. The additional increase of $4.1 million was due to higher average sales prices. Our average sales prices, which exclude hedge settlements, on an equivalent basis (Mcfe) increased to $6.19 per Mcfe for 2007 from $5.86 per Mcfe for 2006.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses increased $19.3 million, or 41.8%, to $65.5 million during the year ended December 31, 2007, from $46.2 million during the year ended December 31, 2006.

Oil and gas production costs increased $11.0 million, or 43.2%, to $36.3 million during the year ended December 31, 2007, from $25.3 million during the year ended December 31, 2006. This increase was a result of the higher production volumes in 2007. Production costs including gross production taxes and ad valorem taxes were $2.13 per Mcfe for the year ended December 31, 2007 as compared to $2.05 per Mcfe for the year ended December 31, 2006. The increase in per unit costs was due to an overall increase in the costs of goods and services used in our operations partially offset by higher volumes over which fixed costs were spread.

Transportation expense increased $8.4 million, or 40.2%, to $29.2 million during the year ended December 31, 2007, from $20.8 million during the year ended December 31, 2006. Transportation expense was $1.71 per Mcfe for the year ended December 31, 2007 as compared to $1.68 per Mcfe for the year ended December 31, 2006. This increase primarily resulted from additional volumes as well as from the midstream services agreement with Quest Midstream that became effective December 1, 2006, which provided for a fixed transportation fee that was higher than the fees in the prior year.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization increased approximately $9.4 million, or 38.6%, in 2007 to $33.8 million from $24.4 million in 2007. On a per unit basis, we had an increase of $0.02 per Mcfe to $1.99 in 2007 from $1.97 per Mcfe in 2006. This increase was primarily due to an increase in depletion of $9.3 million. This increase was due to additional production volumes in 2007.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Overview.  The following discussion of results of operations compares amounts for the year ended December 31, 2006 to the amounts for the year ended December 31, 2005, as follows:

	Year Ended December 31,		Increase/
	2006	2005	(Decrease)
	($ in thousands)

Oil and gas sales	$72,410	$70,628	$1,782	2.5%
Oil and gas production costs	$25,338	$18,532	$6,806	36.7%
Transportation expense (intercompany)	$20,819	$7,793	$13,026	167.2%
Depreciation, depletion and amortization	$24,392	$20,795	$3,597	17.3%

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Production.  The following table presents the primary components of revenues of the Oil and Gas Production Segment (oil and gas production and average oil and gas prices), as well as the average costs per Mcfe, for the fiscal years ended December 31, 2006 and 2005.

	Year Ended December 31,		Increase/
	2006	2005	(Decrease)

Production Data:
Total production (Mmcfe)	12,364	9,629	2,735	28.4%
Average daily production (Mmcfe/d)	33.9	26.4	7.5	28.4%
Average Sales Price per Unit (Mcfe)	$5.86	$7.33	$(1.47)	(20.1)%
Average Unit Costs per Mcfe:
Production costs	$2.05	$1.92	$0.13	6.8%
Transportation expense (intercompany)	$1.68	$0.81	$0.87	107.4%
Depreciation, depletion and amortization	$1.97	$2.16	$(0.19)	(8.8)%

Oil and Gas Sales.  Oil and gas sales increased $1.8 million, or 2.5%, to $72.4 million during the year ended December 31, 2006, from $70.6 million during the year ended December 31, 2005. Additional volumes of 2,735 Mmcfe increased revenues by $16.0 million. The increase in volumes resulted from the additional wells completed during 2006. This increase was offset by a decrease in average prices of $1.47 per Mcfe, resulting in decreased revenues of $14.2 million. Our average sales prices, which exclude hedge settlements, on an equivalent basis (Mcfe) decreased to $5.86 per Mcfe in 2006 from $7.33 per Mcfe in 2005.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas production expense increased $19.8 million, or 75.3%, to $46.1 million during the year ended December 31, 2006, from $26.3 million during the year ended December 31, 2005. This increase was due to increased sales volumes.

Oil and gas production costs increased $6.8 million, or 36.7%, to $25.3 million during the year ended December 31, 2006, from $18.5 million during the year ended December 31, 2005. Production expenses excluding gross production and ad valorem taxes were $1.56 per Mcfe for the year ended December 31, 2006 compared to $1.51 per Mcfe for the year ended December 31, 2005. Production costs including gross production taxes and ad valorem taxes were $2.05 per Mcfe for the year ended December 31, 2006 as compared to $1.92 per Mcfe for the year ended December 31, 2005. This increase was a result of a general increase in the costs of goods and services used in our operations in 2006.

Transportation expense increased $13.0 million, or 167.2%, to $20.8 million during the year ended December 31, 2006, from $7.8 million during the year ended December 31, 2005. Transportation expense was $1.68 per Mcfe for the year ended December 31, 2006 as compared to $0.81 per Mcfe for the year ended December 31, 2005. The increase primarily resulted from increases in volumes, as well as from increases in compression rental and property taxes assessed on pipelines and related equipment during 2006.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization increased approximately $3.6 million, or 17.3%, in 2006 to $24.4 million from $20.8 million in 2005. Depletion accounted for $2.9 million of the increase, while the remaining increase was due to depreciation and amortization. On a per unit basis, we had a decrease of $0.19 per Mcfe to $1.97 in 2006 from $2.16 per Mcfe in 2005. This decrease was primarily due to a decrease in our depletion rate per Mcfe of $0.20. This decreased rate was attributable to an increase in our proved reserves.

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Natural Gas Pipelines Segment

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year Ended December 31,
	2008	2007	Increase/(Decrease)
	($ in thousands)

Natural Gas Pipeline Revenue:
Gas pipeline revenue — Third Party	$28,176	$9,853	$18,323	186.0%
Gas pipeline revenue — Intercompany	$35,546	$29,179	$6,367	21.8%

Total natural gas pipeline revenue	$63,722	$39,032	$24,690	63.3%
Pipeline operating expense	$29,742	$21,098	$8,644	41.0%
Depreciation and amortization expense	$16,735	$5,970	$10,765	180.3%
Throughput Data (Mcf):
Throughput — Third Party	11,111	1,686	9,425	559.0%
Throughput — Intercompany	25,390	17,148	8,242	48.1%

Total throughput (Mcf)	36,501	18,834	17,667	93.8%
Average Pipeline Operating Costs per Mcf:
Pipeline operating expense	$0.81	$1.12	$(0.31)	(27.7)%
Depreciation and amortization	$0.46	$0.32	$0.14	43.8%

Pipeline Revenue.  Total natural gas pipeline revenue increased $24.6 million, or 63.3%, to $63.7 million during the year ended December 31, 2008, from $39.0 million during the year ended December 31, 2007.

Third party natural gas pipeline revenue increased $18.3 million, or 186.0%, to $28.2 million during the year ended December 31, 2008, from $9.9 million during the year ended December 31, 2007. The increase was primarily related to KPC, which was acquired November 1, 2007. During the year ended December 31, 2008, KPC had revenues of $19.5 million compared to $3.2 million for the period from November 1, 2007 through December 31, 2007. The remaining increase of $2.0 million was due to additional third party volumes on our gathering system.

Intercompany natural gas pipeline revenue increased $6.4 million, or 21.8%, to $35.5 million during the year ended December 31, 2008, from $29.2 million during the year ended December 31, 2007. The increase is due to the 48.1% increase in throughput volumes from our Cherokee Basin properties and the higher gathering and compression fees resulting from the midstream services agreement that became effective January 1, 2008.

Pipeline Operating Expense.  Pipeline operating expense increased $8.6 million, or 41.0%, to $29.7 million during the year ended December 31, 2008, from $21.1 million during the year ended December 31, 2007. This increase is primarily the result of our KPC acquisition in November 2007. Therefore, 2007 only had two months of expenses versus 12 months in 2008. During the year ended December 31, 2008, KPC had pipeline operating costs of $7.7 million compared to operating costs of $1.9 million during the period from November 1, 2007 through December 31, 2007. The remaining increase of $1.7 million is due to increased throughput volumes in 2008. Pipeline operating costs per unit decreased $0.31 per Mcf during 2008, from $1.12 per Mcf to $0.81 per Mcf. The decrease in per unit cost was the result of higher volumes, over which to spread fixed costs, as well as our cost-cutting efforts implemented in the third quarter of 2008.

Depreciation and Amortization.  Depreciation and amortization expense increased $10.8 million, or 180.3%, to $16.7 million during the year ended December 31, 2008, from $6.0 million during the year ended December 31, 2007. The increase is primarily due to the amortization of our intangibles of $4.3 million acquired in the KPC acquisition, as well as an increase in depreciation on our pipelines of $1.7 million. During the year ended December 31, 2008, KPC had depreciation and amortization expense of $5.6 million compared to $0.8 million for the period from November 1, 2007 through December 31, 2007. The remaining increase is due to the additional natural gas gathering pipeline installed during the year ended December 31, 2008.

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Year ended December 31, 2007 compared to year ended December 31, 2006

	Year Ended
	December 31,
	2007	2006	Increase/(Decrease)
		($ in thousands)

Natural Gas Pipeline Revenue:
Gas pipeline revenue — Third Party	$9,853	$5,014	$4,839	96.5%
Gas pipeline revenue — Intercompany	$29,179	$20,819	$8,360	40.2%

Total natural gas pipeline revenue	$39,032	$25,833	$13,199	51.1%
Pipeline operating expense	$21,098	$13,151	$7,947	60.4%
Depreciation and amortization expense	$5,970	$2,619	$3,351	127.9%
Throughput Data (Mcf):
Throughput — Third Party	1,686	1,463	223	15.2%
Throughput — Intercompany	17,148	12,341	4,807	39.0%

Total throughput (Mcf)	18,834	13,804	5,030	36.4%
Average Pipeline Operating Costs per Mcf:
Pipeline operating expense	$1.12	$0.95	$0.17	17.9%
Depreciation and amortization	$0.32	$0.19	$0.13	68.4%

Pipeline Revenue.  Total natural gas pipeline revenue increased $13.2 million, or 51.1%, to $39.0 million during the year ended December 31, 2007, from $25.8 million during the year ended December 31, 2006.

Third party natural gas pipeline revenue increased $4.8 million, or 96.5%, to $9.9 million during the year ended December 31, 2007, from $5.0 million during the year ended December 31, 2006. KPC had revenues of $3.2 million during the period from November 1, 2007 through December 31, 2007. The remaining increase of $6.7 million was due to additional third party volumes on our gathering system.

Intercompany natural gas pipeline revenue increased $8.4 million, or 40.2%, to $29.2 million during the year ended December 31, 2007, from $20.8 million during the year ended December 31, 2006. The increase is due to the 39.0% increase in throughput volumes from our Cherokee Basin properties and the higher gathering and compression fees resulting from the midstream services agreement that became effective December 1, 2006.

Pipeline Operating Expense.  Pipeline operating expense increased $7.9 million, or 60.4%, to $21.1 million during the year ended December 31, 2007, from $13.2 million during the year ended December 31, 2006. Pipeline operating costs per Mcf increased $0.17 per Mcf during 2007, from $0.95 per Mcf during 2006 to $1.12 per Mcf during 2007. During the period from November 1, 2007 through December 31, 2007, KPC had operating costs of $1.9 million. The remaining increase was due to the delivery of additional compressors in anticipation of increased pipeline volumes, the number of wells completed and operated during the year, the increased miles of pipeline in service and the increase in property taxes.

Depreciation and Amortization.  Depreciation and amortization expense increased $3.4 million, or 127.9%, to $6.0 million during the year ended December 31, 2007, from $2.6 million during the year ended December 31, 2006. During the period from November 1, 2007 through December 31, 2007, KPC had depreciation and amortization expense of $0.8 million. The remaining increase is due to the additional natural gas gathering pipeline installed during the year ended December 31, 2007.

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Year ended December 31, 2006 compared to year ended December 31, 2005

Overview.  The following discussion of pipeline operations will compare amounts for the year ended December 31, 2006 to the amounts for the year ended December 31, 2005, as follows:

	Year Ended
	December 31,
	2006	2005	Increase/(Decrease)
		($ in thousands)

Natural Gas Pipeline Revenue:
Gas pipeline revenue — Third Party	$5,014	$3,939	$1,075	27.3%
Gas pipeline revenue — Intercompany	$20,819	$7,793	$13,026	167.2%

Total natural gas pipeline revenue	$25,833	$11,732	$14,101	120.2%
Pipeline operating expense	$13,151	$7,703	$5,448	70.7%
Depreciation and amortization expense	$2,619	$1,449	$1,170	80.7%
Throughput Data (Mcf):
Throughput — Third Party	1,463	1,179	284	24.1%
Throughput — Intercompany	12,341	9,620	2,721	28.3%

Total throughput (Mcf)	13,804	10,799	3,005	27.8%
Average Pipeline Operating Costs per Mcf:
Pipeline operating expense	$0.95	$0.71	$0.24	33.8%
Depreciation and amortization	$0.19	$0.13	$0.06	46.2%

Pipeline Revenue.  Total natural gas pipeline revenue increased $14.1 million, or 120.2%, to $25.8 million during the year ended December 31, 2006, from $11.7 million during the year ended December 31, 2005.

Third party natural gas pipeline revenue increased $1.1 million, or 27.3%, to $5.0 million during the year ended December 31, 2006, from $3.9 million during the year ended December 31, 2005. This increase was primarily due to an increase in third party wells connected to our gathering system.

Intercompany natural gas pipeline revenue increased $13.0 million, or 167.2%, to $20.8 million during the year ended December 31, 2006, from $7.8 million during the year ended December 31, 2005. The increase is due to the 28.3% increase in throughput volumes from our Cherokee Basin properties and higher gathering and compression fees charged.

Pipeline Operating Expense.  Pipeline operating expense increased $5.4 million, or 70.7%, to $13.2 million during the year ended December 31, 2006, from $7.7 million during the year ended December 31, 2005. Pipeline operating costs per Mcf increased $0.24 per Mcf during 2006, from $0.71 per Mcf during 2005 to $0.95 per Mcf during 2006. The increase was due to the delivery of additional compressors in anticipation of increased pipeline volumes, the number of wells completed and operated during the year, the increased miles of pipeline in service and the increase in property taxes.

Depreciation and amortization.  Depreciation and amortization expense increased $1.2 million, or 80.7%, to $2.6 million during the year ended December 31, 2006, from $1.4 million during the year ended December 31, 2005. The increase is due to the additional natural gas gathering pipeline installed during the years ended December 31, 2006 and 2005.

Unallocated Items

The following discussion of results of operations will compare amounts for the years ended December 31, 2008, 2007, 2006 and 2005.

General and Administrative Expenses

General and administrative expenses increased $7.2 million, or 34.5%, to $28.3 million during the year ended December 31, 2008, from $21.0 million during the year ended December 31, 2007. The increase is primarily due to

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the internal investigation and restatements and reaudits ($4.7 million), increased rent in connection with establishing a Houston Office and new corporate headquarters ($1.7 million), the inclusion of KPC for all of 2008 compared to two months in 2007 ($2.5 million), and headcount (7%) and salary (10%) increases to support the growth of the Company ($0.8 million). These amounts were partially offset by lower stock compensation expense ($3.9 million) in connection with the departure of our former chief executive and financial officers. The remaining increase was the result of the costs associated with Quest Energy being a separate publicly traded company.

General and administrative expenses increased $12.4 million, or 143.0%, to $21.0 million during the year ended December 31, 2007, from $8.7 million during the year ended December 31, 2006. The increase is mainly due to stock compensation expense ($5.0 million), and headcount (41%) and salary (10%) increases to support the growth of the Company ($1.5 million). Other increases relate to additional costs associated with Quest Energy becoming a separate public entity and the acquisition of KPC in November 2007.

General and administrative expenses increased $2.4 million, or 39.2%, to $8.7 million during the year ended December 31, 2006, from $6.2 million during the year ended December 31, 2005. The increase is mainly due to headcount (39%) and salary (10%) increases to support the growth of the Company ($0.9 million). The remaining increase was associated with costs related to the formation of Quest Midstream.

Loss on Early Extinguishment of Debt

Loss on debt refinancing.  The loss on early extinguishment of debt of $12.4 million for the year ended December 31, 2005 relates to the refinancing of subordinated debt entered into in connection with the creation of Quest Cherokee in 2003.

Loss from Misappropriation of Funds

Loss from misappropriation of funds.  As disclosed previously, in connection with the Transfers, we have recorded a loss from misappropriation of funds of $2.0 million, $6.0 million and $2.0 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Other Income (Expense)

Gain from derivative financial instruments.  Gain from derivative financial instruments increased $64.1 million to $66.1 million during the year ended December 31, 2008, from $2.0 million during the year ended December 31, 2007. Due to the decline in average natural gas and crude oil prices during the second half of 2008, we recorded a $72.5 million unrealized gain and $6.4 million realized loss on our derivative contracts for the year ended December 31, 2008 compared to a $5.3 million unrealized loss and $7.3 million realized gain for the year ended December 31, 2007. Unrealized gains are attributable to changes in natural gas prices and volumes hedged from one period end to another.

Gain from derivative financial instruments decreased $50.7 million to $2.0 million during the year ended December 31, 2007, from $52.7 million during the year ended December 31, 2006. We recorded a $5.3 million unrealized loss and $7.3 million realized gain on our derivative contracts for the year ended December 31, 2007 compared to a $70.4 million unrealized gain and $17.7 million realized loss for the year ended December 31, 2006.

We recorded a gain from derivative financial instruments of $52.7 million for the year ended December 31, 2006 and a loss from derivative financial instruments of $73.6 million for the year ended December 31, 2005. We recorded a $70.4 million unrealized gain and $17.7 million realized loss on our derivative contracts for the year ended December 31, 2006 compared to a $46.6 million unrealized loss and $27.0 million realized loss for the year ended December 31, 2005.

Interest Expense

Interest expense, net.  Interest expense, net decreased $18.3 million, or 41.8%, to $25.4 million during the year ended December 31, 2008, from $43.6 million during the year ended December 31, 2007. The decreased interest expense for the year ended December 31, 2008 relates to the write-off of $9.9 million of deferred debt

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issuance costs recorded in connection with the refinancing of our credit facilities during 2007 and lower interest rates during 2008.

Interest expense, net increased $23.1 million, or 112.1%, to $43.6 million during the year ended December 31, 2007, from $20.6 million during the year ended December 31, 2006. The increased interest expense for the year ended December 31, 2007 relates to the write-off of $9.9 million of debt issuance costs recorded in connection with the refinancing of our credit facilities during 2007 and higher average outstanding debt balances during 2007.

Interest expense, net decreased $7.7 million, or 27.1%, to $20.6 million during the year ended December 31, 2006, from $28.2 million during the year ended December 31, 2005. The decrease in interest expense for the year ended December 31, 2006 is primarily due to the repayment of the ArcLight subordinated notes in November 2005, which had higher interest rates than the funds borrowed in 2006. In addition, we wrote off the deferred financing costs of $0.8 million associated with these notes in 2005. Additionally, we capitalized approximately $0.9 million more interest in 2006.

Liquidity and Capital Resources

  Historical Cash Flows and Liquidity

Cash Flows from Operating Activities.  Our operating cash flows are driven by the quantities of our production of oil and natural gas and the prices received from the sale of this production and revenue generated from our pipeline operating activities. Prices of oil and natural gas have historically been very volatile and can significantly impact the cash from the sale our oil and natural gas production. Use of derivative financial instruments help mitigate this price volatility. Cash expenses also impact our operating cash flow and consist primarily of oil and natural gas property operating costs, severance and ad valorem taxes, interest on our indebtedness, general and administrative expenses and taxes on income.

Cash flows from operations totaled $61.9 million for the year ended December 31, 2008 as compared to cash flows from operations of $28.8 million for the year ended December 31, 2007. The increase is attributable primarily to net cash from increased production and from higher average oil and natural gas prices in 2008 (although 2008 prices began to decline significantly in the third quarter of 2008) compared with average prices during 2007.

Cash Flows Used in Investing Activities.  Net cash used in investing activities totaled $266.6 million for the year ended December 31, 2008 as compared to $272.5 million for the year ended December 31, 2007. The following table sets forth our capital expenditures by major categories in 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(In thousands)

Capital expenditures:
Leasehold acquisition	$18,945	$15,847
Exploration	1,273	—
Development	58,070	67,586
Acquisition of PetroEdge	142,618	—
Acquisition of Seminole County, Oklahoma property	9,500	—
Acquisition of KPC	—	124,936
Pipelines	27,649	48,668
Other items (primarily capitalized overhead and interest)	9,061	7,832

Total capital expenditures	$267,116	$264,869

Cash Flows from Financing Activities.  Net cash provided by financing activities totaled $211.8 million for the year ended December 31, 2008 as compared to $216.5 million for the year ended December 31, 2007. The cash provided from financing activities was primarily due to an increase in borrowings of $214.2 million and proceeds

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from issuance of common stock of $84.8 million, partially offset by repayments of note borrowings of $59.8 million, and $24.4 million of distributions to unitholders.

Working Capital Deficit.  At December 31, 2008, we had current assets of $97.8 million. Our working capital (current assets minus current liabilities, excluding the short-term derivative asset and liability of $43.0 million and $12,000, respectively) was a deficit of $41.5 million at December 31, 2008, compared to a working capital (excluding the short-term derivative asset and liability of $8.0 million and $8.1 million, respectively) deficit of $12.4 million at December 31, 2007. Amounts in 2007 included a change in working capital due to the formation of Quest Energy in November 2007 and the issuance of common units in Quest Midstream to a group of investors for approximately $75 million before expenses. Additionally, inventory, accounts payable and accrued expenses balances increased in 2008 as we expanded our operations.

Credit Agreements

QRCP.  On July 11, 2008, QRCP and Royal Bank of Canada (“RBC”) entered into an Amended and Restated Credit Agreement to convert QRCP’s then-existing $50 million revolving credit facility to a $35 million term loan, due and maturing on July 11, 2010 (the “Original Term Loan”). Thereafter, the parties entered into the following amendments to the credit agreement (collectively, with all amendments, the “Credit Agreement”):

•	On October 24, 2008, QRCP and RBC entered into a First Amendment to Amended and Restated Credit Agreement, which, among other things, added a $6 million term loan (the “Additional Term Loan”) to the $35 million term loan under the Credit Agreement.

•	On November 4, 2008, QRCP entered into a Second Amendment to Amended and Restated Credit Agreement (the “Second Amendment to Credit Agreement”) which clarified that the $6 million commitment under the Additional Term Loan would be reduced dollar for dollar to the extent QRCP retained net cash proceeds from dispositions in accordance with the terms of the Credit Agreement and it also amended and/or waived certain of the representations and covenants contained in the Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On January 30, 2009, QRCP entered into a Third Amendment to Amended and Restated Credit Agreement (the “Third Amendment to Credit Agreement”) that restricted the use of proceeds from certain asset sales.

•	On May 29, 2009, QRCP entered into a Fourth Amendment to Amended and Restated Credit Agreement (the “Fourth Amendment to Credit Agreement”) that, among other things, waived certain events of default related to the financial covenants and collateral requirements under the Credit Agreement, extended certain financial reporting deadlines and permitted the settlement agreements with Mr. Cash discussed elsewhere herein and in QRCP’s 2008 Form 10-K.

•	On June 30, 2009, QRCP entered into a Fifth Amendment to Amended and Restated Credit Agreement (the “Fifth Amendment to Credit Agreement”) that, among other things, amended and/or waived certain of the representations and covenants contained in the Credit Agreement.

Interest Rate.  Interest accrues on the Original Term Loan, and accrued on the Additional Term Loan, at either LIBOR plus 10% (with a LIBOR floor of 3.5%) or the base rate plus 9.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 2.5% (but without the LIBOR floor). The Original Term Loan may be prepaid without any premium or penalty, at any time.

Payments.  The Original Term Loan is payable in quarterly installments of $1.5 million on the last business day of each March, June, September and December commencing on September 30, 2008, with the remaining principal amount being payable in full on July 11, 2010. As discussed in the next paragraph, QRCP has prepaid all of the quarterly principal payment requirements through June 30, 2009 and therefore has no quarterly principal payments due until September 30, 2009. If the outstanding amount of the Original Term Loan is at any time more than 50% of the market value of QRCP’s partnership interests in Quest Midstream and Quest Energy pledged to secure the loan plus the value of QRCP’s oil and gas properties (as defined in the Credit Agreement) pledged to

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secure the loan, QRCP will be required to either repay the term loan by the amount of such excess or pledge additional assets to secure the term loan.

Restrictions on Use of Proceeds from Asset Sales.  As part of the Second Amendment to Credit Agreement, QRCP agreed to apply any net cash proceeds from a sale of assets or a sale of equity interests in certain subsidiaries as follows: first, to repay any amounts borrowed under the Additional Term Loan (this was done on October 30, 2008); second, to prepay the next three quarterly principal payments due on the Original Term Loan on the last business day of December 2008, March 2009 and June 2009 (this was done in October and November 2008); third, subject to certain conditions being met and the net cash proceeds being received by January 31, 2009, up to $20 million for QRCP’s own use for working capital and to make capital expenditures for the development of its oil and gas properties; and fourth, any excess net cash proceeds to repay the Original Term Loan. The Third Amendment to Credit Agreement provided that in connection with the sale of QRCP’s Lycoming County, Pennsylvania acreage in February 2009, QRCP could retain all of the net proceeds from such sale in excess of $750,000. QRCP will be required to apply all of the net cash proceeds from the issuance of any debt and 50% of the net cash proceeds from the sale of any equity securities to first repay the Original Term Loan and then to QRCP.

Security Interest.  The Credit Agreement is secured by a first priority lien on QRCP’s ownership interests in Quest Energy and Quest Midstream and their general partners and the oil and gas properties owned by Quest Eastern in the Appalachian Basin, which are substantially all of QRCP’s assets. The assets of each of Quest Midstream GP, Quest Midstream and each of their subsidiaries and Quest Energy GP, Quest Energy and each of their subsidiaries (collectively the “Excluded MLP Entities”) are not pledged to secure the Credit Agreement.

The Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Debt Balance at December 31, 2008.  At December 31, 2008, $29 million was outstanding under the Original Term Loan. The Additional Term Loan was repaid on October 30, 2008.

Representations, Warranties and Covenants.  QRCP and its subsidiaries (excluding the Excluded MLP Entities) are required to make certain representations and warranties that are customary for a credit agreement of this type. The agreement also contains affirmative and negative covenants that are customary for credit agreements of this type.

The Fifth Amendment to Credit Agreement, among other things, amended and/or waived certain of the representations and covenants contained in the Credit Agreement, in order to, among other things, (i) defer until August 15, 2009 our obligation to deliver to RBC unaudited stand alone balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009; (ii) waive financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009; (iii) waive any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009; and (iv) defer until September 30, 2009 the interest payment due on June 30, 2009, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in the Credit Agreement) with a maturity date of September 30, 2009. QRCP paid the lenders a $25,000 amendment fee, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in the Credit Agreement) with a maturity date of July 11, 2010.

The Credit Agreement’s financial covenants prohibit QRCP and any of its subsidiaries (excluding the Excluded MLP Entities) from:

•	permitting the interest coverage ratio (ratio of consolidated EBITDA (or consolidated annualized EBITDA for periods ending on or before December 31, 2008) to consolidated interest charges (or consolidated annualized interest charges for periods ending on or before December 31, 2008)) at any fiscal quarter-end, commencing with the quarter-ended September 30, 2008, to be less than 2.5 to 1.0 (calculated based on the most recently delivered compliance certificate); and

•	permitting the leverage ratio (ratio of consolidated funded debt to consolidated EBITDA (or consolidated annualized EBITDA for periods ending on or before December 31, 2008)) at any fiscal quarter-end,

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commencing with the quarter-ended September 30, 2008, to be greater than 2.0 to 1.0 (calculated based on the most recently delivered compliance certificate).

Consolidated EBITDA is defined in the Credit Agreement to mean for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) merger and acquisition costs incurred by QRCP that are required to be expensed as a result of the termination of the merger agreement with Pinnacle Gas Resources, Inc., (vi) merger and acquisition costs required to be expensed under FAS 141(R), (vii) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Credit Agreement) and the related restructuring which were capped at $1,500,000 for purposes of this definition and (viii) other non-cash charges and expenses deducted in the determination of such consolidated net income, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, all determined in accordance with GAAP.

Consolidated annualized EBITDA means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, (i) for the fiscal quarter ended September 30, 2008, consolidated EBITDA for the nine month period ended September 30, 2008 multiplied by 1.33, and (ii) for the fiscal quarter ended December 31, 2008, consolidated EBITDA for the twelve month period ended December 31, 2008.

Consolidated interest charges are defined to mean for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, the sum of (i) all interest, premium payments, fees, charges and related expenses of QRCP and its subsidiaries (excluding the Excluded MLP Entities) in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (ii) the portion of rent expense of QRCP and its subsidiaries (excluding the Excluded MLP Entities) with respect to any period under capital leases that is treated as interest in accordance with GAAP.

Consolidated annualized interest charges means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, (i) for the fiscal quarter ended September 30, 2008, consolidated interest charges for the nine month period ended September 30, 2008 multiplied by 1.33, and (ii) for the fiscal quarter ended December 31, 2008, consolidated interest charges for the twelve month period ended December 31, 2008.

Consolidated funded debt means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Credit Agreement), (ii) all reimbursement obligations relating to letters of credit that have been drawn and remain unreimbursed, (iii) attributable indebtedness pertaining to capital leases, (iv) attributable indebtedness pertaining to synthetic lease obligations, and (v) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iv) above.

Events of Default.  Events of default under the Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, cross-defaults to other material indebtedness, certain acts of bankruptcy or insolvency, and change of control. Under the Credit Agreement, a change of control means the acquisition by any person, or two or more persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Securities Exchange Act of 1934) of 50% or more of QRCP’s outstanding shares of voting stock; provided, however, that a merger of QRCP into another entity in which the other entity is the survivor will not be deemed a change of control if QRCP’s stockholders of record as constituted immediately prior to such acquisition hold more than 50% of the outstanding shares of voting stock of the surviving entity.

Waivers.  QRCP was not in compliance with all of its financial covenants as of December 31, 2008 and QRCP does not anticipate that it will be in compliance at any time in the foreseeable future. On May 29, 2009, QRCP

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obtained a waiver of these defaults from its lenders for the quarters ended December 31, 2008 and March 31, 2009 and on June 30, 2009, QRCP obtained a waiver of these defaults from its lender for the fiscal quarter ended June 30, 2009.

Quest Energy.

A.  Quest Cherokee Credit Agreement.

On November 15, 2007, Quest Energy, as a guarantor, entered into an Amended and Restated Credit Agreement (the “Original Cherokee Credit Agreement”) with QRCP, as the initial co-borrower, Quest Cherokee, as the borrower, RBC, as administrative agent and collateral agent, KeyBank National Association, as documentation agent and the lenders party thereto. In connection with the closing of the initial public offering and the application of the net proceeds thereof, QRCP was released as a borrower under the Original Cherokee Credit Agreement. Thereafter, the parties entered into the following amendments to the Original Cherokee Credit Agreement (collectively, with all amendments, the “Quest Cherokee Credit Agreement”):

•	On April 15, 2008, Quest Energy and Quest Cherokee entered into a First Amendment to Amended and Restated Credit Agreement that, among other things, amended the interest rate and maturity date pursuant to the “market flex” rights contained in the commitment papers related to the Quest Cherokee Credit Agreement.

•	On October 28, 2008, Quest Energy and Quest Cherokee entered into a Second Amendment to Amended and Restated Credit Agreement to amend and/or waive certain of the representations and covenants contained in the Quest Cherokee Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 18, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. (“BP”) or any of its affiliates to be secured by the liens under the credit agreement on a passu basis with the obligations under the credit agreement.

•	On June 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Borrowing Base.  The credit facility under the Quest Cherokee Credit Agreement consists of a three-year $250 million revolving credit facility. Availability under the revolving credit facility is tied to a borrowing base that will be redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves. In addition, Quest Cherokee and RBC each have the right to initiate a redetermination of the borrowing base between each six-month redetermination. As of December 31, 2008, the borrowing base was $190 million, and the amount borrowed under the Quest Cherokee Credit Agreement was $189 million. No amounts were available for borrowing because the remaining $1.0 million was supporting letters of credit issued under the Quest Cherokee Credit Agreement.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Energy did not exit were set to market prices at the time. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Energy made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Energy repaid the Borrowing Base Deficiency.

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Commitment Fee.  Quest Cherokee will pay a quarterly revolving commitment fee equal to 0.30% to 0.50% (depending on the utilization percentage) of the actual daily amount by which the lesser of the aggregate revolving commitment and the borrowing base exceeds the sum of the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.  Until the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus 4.0% or the base rate plus 3.0%. After the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus a margin ranging from 2.75% to 3.375% (depending on the utilization percentage) or the base rate plus a margin ranging from 1.75% to 2.375% (depending on the utilization percentage). The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%.

B.  Second Lien Loan Agreement.

On July 11, 2008, concurrent with the PetroEdge acquisition, Quest Energy and Quest Cherokee entered into a Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement,” together with the Quest Cherokee Credit Agreement, the “Quest Cherokee Agreements”) for a six-month, $45 million term loan. Thereafter the parties entered into the following amendments to the Second Lien Loan Agreement:

•	On October 28, 2008, Quest Energy and Quest Cherokee entered into a First Amendment to Second Lien Senior Term Loan Agreement (the “First Amendment to Second Lien Loan Agreement”) to, among other things, extend the maturity date to September 30, 2009 and to amend and/or waive certain of the representations and covenants contained in the Second Lien Loan Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result or (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 30, 2009, Quest Energy and Quest Cherokee entered into a Second Amendment to the Second Lien Senior Term Loan Agreement that amended a covenant in order to defer until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Payments.  The First Amendment to Second Lien Loan Agreement requires Quest Cherokee to make repayments of principal in quarterly installments of $3.8 million while amounts borrowed under the Second Lien Loan Agreement are outstanding. As of December 31, 2008, $41.2 million was outstanding under the Second Lien Loan Agreement. Quest Energy has made the quarterly principal payments subsequent to that date and management believes that Quest Energy has sufficient capital resources to repay the $3.8 million principal payment due under the Second Lien Loan Agreement on August 15, 2009. Management is currently pursuing various options to restructure or refinance the Second Lien Loan Agreement. There can be no assurance that such efforts will be successful or that the terms of any new or restructured indebtedness will be favorable to Quest Energy and Quest Cherokee.

Interest Rate.  Interest accrues on the term loan at either LIBOR plus 9.0% (with a LIBOR floor of 3.5%) or the base rate plus 8.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.5%, RBC’s prime rate or LIBOR plus 1.25%. Amounts due under the Second Lien Loan Agreement may be prepaid without any premium or penalty, at any time.

Restrictions on Proceeds from Asset Sales.  Subject to certain restrictions, Quest Cherokee and its subsidiaries are required to apply all net cash proceeds from sales of assets that yield gross proceeds of over $5 million to repay the amounts outstanding under the Second Lien Loan Agreement.

Covenants.  Under the terms of the Second Lien Loan Agreement, Quest Energy is required by June 30, 2009 to (i) complete a private placement of its equity securities or debt, (ii) engage one or more investment banks reasonably satisfactory to RBC Capital Markets to publicly sell or privately place common equity securities or debt of Quest Energy, which offering must close prior to August 14, 2009 (the deadline for closing and funding the securities offering may be extended up until September 30, 2009) or (iii) engage RBC Capital Markets to arrange financing to refinance the term loan under the Second Lien Loan Agreement on the prevailing terms in the credit market. Prior to the June 30, 2009 deadline, Quest Energy engaged an investment bank reasonably satisfactory to RBC Capital Markets.

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Further, so long as any amounts remain outstanding under the Second Lien Loan Agreement, Quest Energy and Quest Cherokee must be in compliance with a financial covenant that prohibits each of Quest Cherokee, Quest Energy or any of their respective subsidiaries from permitting Available Liquidity (as defined in the Quest Cherokee Agreements) to be less than $14 million at March 31, 2009 and to be less than $20 million at June 30, 2009.

C.  General Provisions Applicable to Quest Cherokee Agreements.

Restrictions on Distributions and Capital Expenditures.  The Quest Cherokee Agreements restrict the amount of quarterly distributions Quest Energy may declare and pay to its unitholders to not exceed $0.40 per common unit per quarter as long as any amounts remain outstanding under the Second Lien Loan Agreement. The $3.8 million quarterly principal payments discussed above must also be paid before any distributions may be paid and Quest Cherokee’s capital expenditures are limited to $30 million for 2009.

Security Interest.  The Quest Cherokee Credit Agreement is secured by a first priority lien on substantially all of the assets of Quest Energy, Quest Cherokee and QCOS. The Second Lien Loan Agreement is secured by a second priority lien on substantially all of the assets of Quest Energy, Quest Cherokee and QCOS.

The Quest Cherokee Agreements provide that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.  Quest Energy, Quest Cherokee, Quest Energy GP and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of these types. The Quest Cherokee Agreements also contain affirmative and negative covenants that are customary for credit agreements of these types.

The Quest Cherokee Agreements’ financial covenants prohibit Quest Energy, Quest Cherokee and any of their subsidiaries from:

•	permitting the ratio (calculated based on the most recently delivered compliance certificate) of Quest Energy’s consolidated current assets (including the unused availability under the revolving credit facility, but excluding non-cash assets under FAS 133) to consolidated current liabilities (excluding non-cash obligations under FAS 133, asset and asset retirement obligations and current maturities of indebtedness under the Quest Cherokee Credit Agreement) at any fiscal quarter-end to be less than 1.0 to 1.0; provided, however, that current assets and current liabilities will exclude mark-to-market values of swap contracts, to the extent such values are included in current assets and current liabilities;

•	permitting the interest coverage ratio (calculated on the most recently delivered compliance certificate) of adjusted consolidated EBITDA to consolidated interest charges at any fiscal quarter-end to be less than 2.5 to 1.0 measured on a rolling four quarter basis; and

•	permitting the leverage ratio (calculated based on the most recently delivered compliance certificate) of consolidated funded debt to adjusted consolidated EBITDA at any fiscal quarter-end to be greater than 3.5 to 1.0 measured on a rolling four quarter basis.

The Second Lien Loan Agreement contains an additional financial covenant that prohibits Quest Energy, Quest Cherokee, and any of their subsidiaries from permitting the total reserve leverage ratio (ratio of total proved reserves to consolidated funded debt) at any fiscal quarter-end (calculated based on the most recently delivered compliance certificate) to be less than 1.5 to 1.0.

Adjusted consolidated EBITDA is defined in the Quest Cherokee Agreements to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter of Quest Energy, the amount of cash paid to the members of Quest Energy GP’s management group and non-management directors with respect to restricted common units, bonus units and/or phantom units of Quest Energy that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the Quest Cherokee Agreements to mean for Quest Energy and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated

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interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) acquisition costs required to be expensed under FAS 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Second Lien Loan Agreement) and the related restructuring (which shall be capped at $1,500,000 for purposes of this definition), and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of Quest Energy and its subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interests charges is defined to mean for Quest Energy and its subsidiaries on a consolidated basis, the excess of (i) the sum of (a) all interest, premium payments, fees, charges and related expenses of Quest Energy and its subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of Quest Energy and its subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP over (ii) all interest income for such period.

Consolidated funded debt is defined to mean for Quest Energy and its subsidiaries on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Quest Cherokee Agreements, but excluding all reimbursement obligations relating to outstanding but undrawn letters of credit), (ii) attributable indebtedness pertaining to capital leases, (iii) attributable indebtedness pertaining to synthetic lease obligations, and (iv) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iii) above.

Quest Energy was in compliance with all of its covenants as of December 31, 2008.

Events of Default.  Events of default under the Quest Cherokee Agreements are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, borrowing base deficiencies, and change of control. Under the Quest Cherokee Agreements, a change of control means (i) QRCP fails to own or to have voting control over at least 51% of the equity interest of Quest Energy GP, (ii) any person acquires beneficial ownership of 51% or more of the equity interest in Quest Energy; (iii) Quest Energy fails to own 100% of the equity interests in Quest Cherokee, or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Quest Midstream.  Quest Midstream and its wholly-owned subsidiary, Bluestem, have a separate $135 million syndicated revolving credit facility. On November 1, 2007, Quest Midstream and Bluestem entered into an Amended and Restated Credit Agreement and First Amendment to Amended and Restated Credit Agreement (together, the “Quest Midstream Credit Agreement”) with RBC, as administrative agent and collateral agent, and the lenders party thereto. On October 28, 2008, Quest Midstream and Bluestem entered into a Second Amendment to the Quest Midstream Credit Agreement (the “Quest Midstream Second Amendment”). The Quest Midstream Credit Agreement together with the Quest Midstream Second Amendment are referred to collectively as the “Amended Quest Midstream Credit Agreement.” As of December 31, 2008, the amount borrowed under the Amended Quest Midstream Credit Agreement was $128 million.

The Quest Midstream Second Amendment, among other things, amended and/or waived certain of the representations and covenants contained in the Quest Midstream Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

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Quest Midstream and Bluestem may, from time to time, request an increase in the $135 million commitment by an amount in the aggregate not exceeding $75 million. However, the lenders are under no obligation to increase the revolving credit facility upon such request.

Commitment Fee.  Quest Midstream and Bluestem will pay a quarterly revolving commitment fee equal to 0.375% to 0.50% (depending on the total leverage ratio) on the difference between $135 million and the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.  During the Transition Period (as defined in the Amended Quest Midstream Credit Agreement), interest accrued on the revolving credit facility at either LIBOR plus 4% or the base rate plus 3.0%. After the Transition Period ends, interest accrues at either LIBOR plus a margin ranging from 2.0% to 3.50% (depending on the total leverage ratio) or the base rate plus a margin ranging from 1.0% to 2.5% (depending on the total leverage ratio), at our option. The base rate is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%. The Transition Period ended on March 31, 2009 when Quest Midstream’s audited financial statements for 2008 were delivered to RBC.

Required Prepayment.  If the total leverage ratio is greater than 4.5 to 1.0 for any fiscal quarter ending on or after December 31, 2008, Quest Midstream and Bluestem must prepay the revolving loans in an amount equal to 75% of Excess Cash Flow (as defined in the Amended Quest Midstream Credit Agreement) for such fiscal quarter. Additionally, the lenders’ revolving commitment will be temporarily reduced dollar for dollar by the amount of any such prepayment. Once the total leverage ratio is less than 4.0 to 1.0 at the end of any fiscal quarter, any reductions in the revolving commitments will be reinstated and no further prepayments will be required.

Restrictions on Capital Expenditures and Distributions.  The Amended Quest Midstream Credit Agreement places limitations on capital expenditures for each of Quest Midstream and Bluestem as follows: (i) $5 million for the fourth fiscal quarter of 2008; (ii) $7 million for the first fiscal quarter of 2009; (iii) $7 million for the second fiscal quarter of 2009; (iv) $3 million for the third fiscal quarter of 2009; and (v) $3 million for the fourth fiscal quarter of 2009.

The Amended Quest Midstream Credit Agreement restricts Quest Midstream’s ability to make distributions on its units unless the total leverage ratio is not greater than 4.0 to 1.0 after giving effect to the quarterly distribution.

Security Interest.  The Amended Quest Midstream Credit Agreement is secured by a first priority lien on substantially all of the assets of Quest Midstream and Bluestem and their subsidiaries (including the KPC Pipeline).

The Amended Quest Midstream Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.  Bluestem, Quest Midstream and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of this type. The Amended Quest Midstream Credit Agreement also contains affirmative and negative covenants that are customary for credit agreements of this type.

The Amended Quest Midstream Credit Agreement’s financial covenants prohibit Bluestem, Quest Midstream and any of their subsidiaries from:

•	permitting the interest coverage ratio (ratio of adjusted consolidated EBITDA to consolidated interest charges) on a rolling four quarter basis (calculated based on the most recently delivered compliance certificate), commencing with the fiscal quarter ending December 31, 2007, to be less than 2.50 to 1.00 for any fiscal quarter ending on or prior to December 31, 2008, increasing to 2.75 to 1.00 for each fiscal quarter end thereafter; and

•	permitting the total leverage ratio (ratio of adjusted consolidated funded debt to adjusted consolidated EBITDA) on a rolling four quarter basis (calculated based on the most recently delivered compliance certificate), commencing with the fiscal quarter ending December 31, 2007 and ending December 31, 2008, to be greater than 5.00 to 1.00, decreasing to 4.50 to 1.00 for each fiscal quarter end thereafter.

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Adjusted consolidated EBITDA is defined in the Amended Quest Midstream Credit Agreement to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter of Quest Midstream, the amount of cash paid to the members of Quest Midstream GP’s management group and non-management directors with respect to restricted common units, bonus units and/or phantom units of Quest Midstream that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the Amended Quest Midstream Credit Agreement for Quest Midstream and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining consolidated net income, (v) merger and acquisition costs required to be expensed under FAS 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the Quest Midstream Second Amendment) and the related restructuring which are capped at $1,500,000 for purposes of the definition of Consolidated EBITDA and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses related to swap contracts or resulting from accounting convention changes, of Quest Midstream and its subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interest charges is defined to mean for Quest Midstream and its subsidiaries on a consolidated basis, the sum of (i) all interest, premium payments, fees, charges and related expenses of Quest Midstream and its subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest and net of any write-off of debt issuance costs), in each case to the extent treated as interest in accordance with GAAP, and (ii) the portion of rent expense of Quest Midstream and its subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP.

Consolidated net income is defined to mean for Quest Midstream and its subsidiaries on a consolidated basis, the net income or net loss of Quest Midstream and its subsidiaries from continuing operations, excluding: (i) the income (or loss) of any entity other than a subsidiary, except to the extent that any such income has been actually received by Quest Midstream or such subsidiary in the form of cash dividends or similar cash distributions; (ii) extraordinary gains and losses; (iii) any gains or losses attributable to non-cash write-ups or write-downs of assets; (iv) proceeds of any insurance on property, plant or equipment other than business interruption insurance; (v) any gain or loss, net of taxes, on the sale, retirement or other disposition of assets; and (vi) the cumulative effect of a change in accounting principles.

Bluestem and Quest Midstream are required during each calendar year to have at least 15 consecutive days during which there are no revolving loans outstanding for the purpose of financing working capital or funding quarterly distributions of Quest Midstream.

Events of Default.  Events of default under the Amended Quest Midstream Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, and change of control. Under the Quest Midstream Credit Agreement a change of control means (i) QRCP fails to own or to have voting control over, at least 51% of the equity interest of Quest Midstream GP; (ii) any person acquires beneficial ownership of 51% or more of the equity interest in Quest Midstream; (iii) Quest Midstream fails to own 100% of the equity interests in Bluestem or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Quest Midstream was in compliance with all of its covenants as of December 31, 2008.

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Sources of Liquidity in 2009 and Capital Requirements

Quest Resource.  Since the initial public offering of Quest Energy in November 2007, QRCP’s potential sources of revenue and cash flows consist almost exclusively of distributions on its partnership interests in Quest Energy and Quest Midstream, because its Appalachian assets largely consist of undeveloped acreage. While QRCP has historically been successful in raising additional funds through issuing equity securities and proceeds from borrowings, in the current capital markets, we do not expect QRCP to be able to raise any funds through the issuance of debt or equity under our current organizational structure.

Quest Energy is required by its partnership agreement to distribute all its cash on hand at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of Quest Energy’s business or to provide for future distributions.

Through QRCP’s ownership of Quest Energy GP, it also owns the incentive distribution rights in Quest Energy, which would entitle it to receive an increasing percentage of cash distributed by Quest Energy as certain target distribution levels are reached. Specifically, they entitle QRCP to receive 13.0% of all cash distributed in a quarter after each unit has received $0.46 for that quarter, and 23.0% of all cash distributed after each unit has received $0.50 for that quarter. Quest Energy has not paid any quarterly distributions in excess of the first target distribution level, and as a result, QRCP has not received any incentive distributions.

Quest Energy paid quarterly distributions at or slightly above the $0.40 per unit minimum quarterly distribution amount on all of its units for the fourth quarter of 2007 (pro rated) and the first and second quarters of 2008. It paid the $0.40 minimum quarterly distribution amount on only its common units for the third quarter of 2008 and has not paid any distributions on any of its units for any subsequent periods.

Quest Energy suspended distributions on its subordinated units beginning with the third quarter of 2008 as a result of the amendments to the Quest Cherokee Agreements which required quarterly payments under its Second Lien Loan Agreement equal to $3.8 million (the amount of the minimum quarterly distribution for its subordinated units). Quest Energy suspended distributions on all of its units beginning with the fourth quarter of 2008 as a result of a decline in its cash flows from operations due to declines in oil and natural gas prices during the last half of 2008, the costs of the investigation and associated remedial actions, including the reaudit and restatement of its consolidated financial statements, and concerns about a potential borrowing base redetermination in the second quarter of 2009 and the need to repay or refinance the Second Lien Loan Agreement by September 30, 2009.

The partnership agreement for Quest Midstream contains similar provisions relating to the distribution of available cash. However, most of QRCP’s interest in Quest Midstream is in the form of subordinated units and Quest Midstream generally has not paid any distributions on its subordinated units. As a result, QRCP has not received any material distributions from Quest Midstream.

At this time, we are not able to estimate when Quest Midstream and/or Quest Energy will resume the payment of distributions.

In addition, QRCP also receives reimbursements by Quest Energy and Quest Midstream for general and administrative expenses incurred by it on their behalf and allocated to them. However, these reimbursements do not cover all of QRCP’s general and administrative expenses.

In response to the recent developments, QRCP has adjusted its business strategy for 2009 to focus on the activities necessary to complete the Recombination while still maintaining a stable asset base, improving the profitability of its assets by increasing their utilization while controlling costs and reducing capital expenditures as discussed elsewhere in this Annual Report on Form 10-K/A, renegotiating with its lenders and possibly raising equity capital. For 2009, QRCP has budgeted approximately $2.4 million of net expenditures to drill one gross vertical well, complete three gross wells and connect four gross wells in the Appalachian Basin. This one new well will be drilled on a location that is classified as containing proved reserves in our December 31, 2008 reserve report. However, QRCP intends to fund these capital expenditures only to the extent that it has available cash after taking into account its debt service and other obligations. We can give no assurance that any such funds will be available.

As discussed above under “— Credit Agreements — Quest Resource,” QRCP is required to maintain as of the end of each quarter, an Interest Coverage Ratio of not less than 2.5 to 1.0 and a Leverage Ratio of no more than 2.0 to

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1.0. As a result of the suspension of the distributions to QRCP from Quest Energy and Quest Midstream discussed above, QRCP was not in compliance with these financial covenants as of December 31, 2008 and does not anticipate that it will be in compliance at any time in the foreseeable future. On May 29, 2009, QRCP obtained a waiver of these defaults from its lender for the quarters ended December 31, 2008 and March 31, 2009 and on June 30, 2009, QRCP obtained a waiver of these defaults from its lender for the quarter ended June 30, 2009. QRCP is currently negotiating with its lender to obtain a waiver of these requirements for future periods. There can be no assurance that QRCP will be able to obtain such waivers.

Under the terms of the Credit Agreement, QRCP is required to make quarterly principal payments of $1.5 million. QRCP has prepaid the quarterly principal payments through and including June 30, 2009 and its next quarterly principal payment is due September 30, 2009. QRCP currently does anticipate being able to make this payment and is negotiating with its lenders to obtain a waiver. There can be no assurance that QRCP will be able to obtain such waiver. On June 30, 2009, the lender under the QRCP credit agreement agreed to defer until September 30, 2009 the interest payment due on June 30, 2009, which amount is represented by a promissory note bearing interest at the Base Rate (as defined in QRCP’s credit agreement) with a maturity date of September 30, 2009.

Under the terms of the Credit Agreement, the outstanding principal amount of borrowings may not exceed the sum of (i) the value of QRCP’s oil and gas properties in the Appalachian Basin (as determined by the administrative agent under the Credit Agreement in its reasonable discretion) and (ii) 50% of the market value of QRCP’s interests in Quest Energy and Quest Midstream (such excess is referred to as a “Collateral Deficiency”). QRCP is required to make a mandatory prepayment equal to any such Collateral Deficiency. On May 29, 2009, QRCP obtained a waiver of this mandatory prepayment for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009. On June 30, 2009, QRCP obtained a wavier of this mandatory prepayment for the quarter ended September 30, 2009. If a Collateral Deficiency exists after September 30, 2009 that is not waived by QRCP’s lender, QRCP will be required to sell assets, issue additional equity securities or refinance the Credit Agreement in order to cure such deficiency. There can be no assurance that QRCP will be successful in raising sufficient funds to cure such deficiency in the future. QRCP is currently negotiating with its lenders to obtain a waiver of this requirement for future periods. There can be no assurance that QRCP will be able to obtain such a waiver.

In addition, QRCP failed to timely deliver its 2008 audited financial statements to its lender. QRCP has received an extension of this deadline to August 15, 2009.

As of December 31, 2008, QRCP had cash and cash equivalents of $4.0 million and no ability to borrow under the terms of the Credit Agreement. QRCP currently estimates that it will not have enough cash to pay its expenses, including capital expenditures and debt service requirements after August 31, 2009. This date could be extended if QRCP is able to restructure its debt obligations, issue equity securities and/or sell additional assets. Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern. See Item 1A. “Risk Factors — Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.” If QRCP is not successful in obtaining sufficient additional funds, there is a significant risk that QRCP will be forced to file for bankruptcy protection.

Quest Energy.  Historically, Quest Energy has been successful in accessing capital from financial institutions to fund the growth of its operations and in generating sufficient cash flow from its operations to satisfy its debt service requirements, operating expenses, maintenance capital expenditures and distributions to its unitholders. However, due to the lack of liquidity in the financial and equity markets coupled with the significant decline in oil and natural gas prices in the second half of 2008 and the uncertainties associated with Quest Energy’s financial condition as a result of the matters relating to the internal investigation and the restatement of our consolidated financial statements, Quest Energy’s access to capital has been, and is expected to continue to be, severely limited in 2009. As a result, Quest Energy has significantly reduced its growth plans during 2009 in order to maximize the amount of cash flow from operations that is available to repay indebtedness.

For 2009, QELP has budgeted approximately $3.8 million to drill seven new gross wells, connect and complete 49 existing gross wells, and connect and complete three existing salt water disposal wells in the Cherokee Basin. All of these wells will be drilled on locations that are classified as containing proved reserves in our December 31, 2008 reserve report. In 2009, QELP plans to recomplete an estimated 10 gross wells, and has budgeted another

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$1.9 million for equipment, vehicle replacement, and other capital purchases. In addition, QELP has budgeted $2.4 million related to lease renewals and extensions for Cherokee Basin acreage that is expiring in 2009. Additionally, QELP has budgeted for 2009 $1.4 million for artificial lift equipment, vehicle replacement and purchases and salt water disposal activities in the Appalachian Basin. However, QELP intends to fund these capital expenditures only to the extent that QELP has available cash from operations after taking into account its debt service obligations. We can give no assurance that any such funds will be available. As discussed above under “— Quest Resource”, Quest Energy has suspended distributions on its common and subordinated units and does not intend to resume distributions until after it has repaid its Second Lien Loan Agreement, at the earliest.

As discussed above under “— Credit Agreements — Quest Energy,” Quest Energy is required to be in compliance as of the end of each quarter with certain financial ratios. As of December 31, 2008, Quest Energy was in compliance with all of its financial covenants.

In addition, Quest Energy is required to have Available Liquidity of $14 million and $20 million as of March 31, 2009 and June 30, 2009, respectively. Available Liquidity is generally defined in the Quest Cherokee Agreements as cash and cash equivalents, plus any availability under its revolving credit facility, plus any reductions in the principal amount of its Second Lien Loan Agreement in excess of the $3.8 million required per quarter.

As discussed above under “— Credit Agreements — Quest Energy”, the amount available under the Quest Cherokee Credit Agreement may not exceed a borrowing base, which is subject to redetermination on a semi-annual basis. The price of oil and gas has significantly decreased since the borrowing base was last redetermined. In July 2009, Quest Cherokee received notice from RBC that the borrowing base under the Quest Cherokee Credit Agreement had been reduced from $190 million to $160 million, which, following the principal payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Cherokee did not exit were set to market prices at the time. At the same time, Quest Cherokee entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

Under the terms of Quest Energy’s Second Lien Loan Agreement, Quest Energy is required to make quarterly principal payments of $3.8 million. The next payment is due August 15, 2009. The balance remaining after such payments of $29.8 million is due on September 30, 2009. Quest Energy is currently seeking to restructure the required principal payments under its Second Lien Loan Agreement; however, there can be no assurance that Quest Energy will be successful in restructuring such principal payments.

Quest Energy is actively pursuing lawsuits against the former chief financial officer and purchasing manager and others related to the matters arising out of the investigation. There can be no assurance that it will be successful in collecting any amounts in settlement of such claims.

As of May 15, 2009, Quest Energy had $14.6 million of cash and cash equivalents. Based on our current estimates of Quest Energy’s operating and administrative expenses and budgeted capital expenditures, we anticipate that Quest Energy would have sufficient resources to satisfy these expenditures for the foreseeable future, if it can restructure its debt service obligations discussed above.

Quest Midstream.  Historically, Quest Midstream has been successful in accessing capital from both the equity market and financial institutions to fund the growth of its operations and in generating sufficient cash flow from its operations to satisfy its debt service requirements, operating expenses, maintenance capital expenditures and distributions to its unitholders. However, due to the lack of liquidity in the financial and equity markets coupled with the leveling off of production by Quest Energy and the uncertainties associated with Quest Midstream’s financial condition as a result of the matters relating to the internal investigation and the restatement of our financial statements, Quest Midstream’s access to capital has been, and is expected to continue to be, severely limited in 2009. As a result, Quest Midstream has significantly reduced its growth plans during 2009 in order to maximize the

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amount of cash flow from operations that is available to repay indebtedness. We estimate that our cost for pipeline infrastructure to connect a Cherokee Basin well will be approximately $61,000 per well for 2009. If commodity prices improve, we expect to connect 56 wells in the Cherokee Basin in 2009.

As discussed above under “— Quest Resource,” Quest Midstream is restricted from paying distributions on its common and subordinated units until its leverage ratio is less than or equal to 4.0 to 1.0. At this time, we are unable to estimate when Quest Midstream will satisfy this requirement.

As discussed above under “— Credit Agreements — Quest Midstream,” Quest Midstream is required to be in compliance as of the end of each quarter, with certain financial ratios. As of December 31, 2008, Quest Midstream was in compliance with all of its financial covenants.

As of May 15, 2009, Quest Midstream had $3.7 million of cash and cash equivalents. Based on our current estimates of Quest Midstream’s operating and administrative expenses and budgeted capital expenditures, we anticipate that Quest Midstream would have sufficient resources to satisfy its obligations for the foreseeable future.

Recombination.  In connection with the Recombination, we intend to enter into one or more credit facilities that would refinance all of our existing credit agreements. There can be no assurance that we will be able to obtain such credit facilities on terms favorable to us, if at all. The lenders for any such new credit facilities may require us to obtain additional equity capital as a condition to such a new credit facility. There can be no assurance that we will be able to obtain any additional equity capital on terms favorable to us, if at all.

Contractual Obligations

We have numerous contractual commitments in the ordinary course of business, debt service requirements and operating lease commitments. The following table summarizes these commitments at December 31, 2008:

	Payments Due by Period
		Less Than	1-3	4-5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands)

Term Loan — Quest Resource	29,000	3,000	26,000	—	—
Revolving Credit Facility — Quest Energy(1)	189,000	—	189,000	—	—
Term Loan — Quest Energy	41,200	41,200	—	—	—
Revolving Credit Facility — Quest Midstream	128,000	—	—	128,000	—
Other Note obligations	907	813	79	14	1
Interest expense on bank credit facilities(2)	52,411	21,647	24,355	6,409	—
Operating lease obligations	12,142	4,050	3,077	2,325	2,690
Financial advisor contracts	2,675	675	2,000	—	—

Total commitments	$455,335	$71,385	$244,511	$136,748	$2,691

(1)	As a result of the borrowing base redetermination in July 2009, the amount outstanding under Quest Energy’s revolving credit facility was reduced to $160 million on July 8, 2009. On June 30, 2009 and July 8, 2009, Quest Energy made a $15 million principal payment and repaid the $14 million Borrowing Base Deficiency, respectively.

(2)	The interest payment obligation was computed using the LIBOR interest rate as of December 31, 2008. Assumes no reduction in the outstanding principal amount borrowed under the revolving credit facilities prior to maturity.

Off-balance Sheet Arrangements

At December 31, 2008, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited

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purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such activities.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experiences and various other assumptions that we believe are reasonable; however, actual results may differ. Our significant accounting policies are described in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K/A. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Oil and Gas Reserves

Our most significant financial estimates are based on estimates of proved oil and gas reserves. Proved reserves represent estimated quantities of oil and gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future revenues, rates of production, and timing of development expenditures, including many factors beyond our control. The estimation process relies on assumptions and interpretations of available geologic, geophysical, engineering, and production data and, the accuracy of reserves estimates is a function of the quality and quantity of available data, engineering and geologic interpretation, and judgment. In addition, as a result of changing market conditions, commodity prices and future development costs will change from year to year, causing estimates of proved reserves to also change. Estimates of proved reserves are key components of our most significant financial estimates involving our unevaluated properties, our rate for recording depreciation, depletion and amortization and our full cost ceiling limitation. Our reserves are estimated on an annual basis by independent petroleum engineers.

In December 2008, the SEC released the final rule for the “Modernization of Oil and Gas Reporting.” The rule’s disclosure requirements will permit reporting of oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices and the use of new technologies to determine proved reserves, if those technologies have been demonstrated to result in reliable conclusions about reserves volumes. Companies will also be allowed to disclose probable and possible reserves in SEC filed documents. In addition, companies will be required to report the independence and qualifications of its reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit. The rule’s disclosure requirements become effective for our Annual Report on Form 10-K for the year ended December 31, 2009. The SEC is coordinating with the FASB to obtain the revisions necessary to provide consistency with the new rules. In the event that consistency is not achieved in time for companies to comply with the new rules, the SEC will consider delaying the compliance date. The calculation of reserves using an average price is a significant change that should reduce the volatility of our reserve calculation and could impact any potential future impairments arising from our ceiling test.

Oil and Gas Properties

The method of accounting for oil and natural gas properties determines what costs are capitalized and how these cost are ultimately matched with revenues and expenses. We use the full cost method of accounting for oil and natural gas and oil properties. Under the full cost method, all direct costs and certain indirect costs associated with the acquisition, exploration, and development of our oil and gas properties are capitalized.

Oil and gas properties are depleted using the units-of-production method. The depletion expense is significantly affected by the unamortized historical and future development costs and the estimated proved oil and gas reserves. Estimation of proved oil and gas reserves relies on professional judgment and use of factors that cannot be precisely determined. Holding all other factors constant, if proved oil and gas reserves were revised upward or downward, earnings would increase or decrease, respectively. Subsequent proved reserve estimates materially

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different from those reported would change the depletion expense recognized during the future reporting period. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of reserves, which would have a significant impact on the depreciation, depletion, and amortization rate.

Under the full cost accounting rules, total capitalized costs are limited to a ceiling equal to the present value of future net revenues, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties less income tax effects (the “ceiling limitation”). We perform a quarterly ceiling test to evaluate whether the net book value of our full cost pool exceeds the ceiling limitation. If capitalized costs (net of accumulated depreciation, depletion, and amortization) less related deferred taxes are greater than the discounted future net revenues or ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of our full cost pool is a non-cash charge that reduces earnings and impacts stockholders’ equity in the period of occurrence and typically results in lower depreciation, depletion, and amortization expense in future periods. Once incurred, a write-down is not reversible at a later date. The risk that we will be required to write down the carrying value of our oil and gas properties increases when gas prices are depressed, even if low prices are temporary. In addition, a write-down may occur if estimates of proved reserves are substantially reduced or estimates of future development costs increase significantly.

The ceiling test is calculated using natural gas prices in effect as of the balance sheet date and adjusted for “basis” or location differential, held constant over the life of the reserves. In addition, subsequent to the adoption of SFAS 143, Accounting for Asset Retirement Obligations, the future cash outflows associated with settling asset retirement obligations are not included in the computation of the discounted present value of future net revenues for the purpose of the ceiling test calculation.

Unevaluated Properties

The costs directly associated with unevaluated properties and properties under development are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination together with interest costs capitalized for these projects. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All items included in our unevaluated property balance are assessed on a quarterly basis for possible impairment or reduction in value. Any impairment to unevaluated properties is transferred to the amortization base. See Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited) in the notes to the consolidated financial statements for a summary by year of unevaluated costs.

Future Abandonment Costs

We have significant legal obligations to plug, abandon and dismantle existing wells and facilities that we have acquired, constructed, or developed. Liabilities for asset retirement obligations are recorded at fair value in the period incurred. Upon initial recognition of the asset retirement liability, the asset retirement cost is capitalized by increasing the carrying amount of the long-lived asset by the same amount as the liability. Asset retirement costs included in the carrying amount of the related asset are subsequently allocated to expense as part of our depletion calculation. Additionally, increases in the discounted asset retirement liability resulting from the passage of time are recorded as lease operating expense.

Estimating the future asset retirement liability requires us to make estimates and judgments regarding timing, existence of a liability, as well as what constitutes adequate restoration. We use the present value of estimated cash flows related to our asset retirement obligations to determine the fair value. Present value calculations inherently incorporate numerous assumptions and judgments. These include the ultimate retirement and restoration costs, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present

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value of the existing assets retirement liability, a corresponding adjustment will be made to the carrying cost of the related asset.

We have not recorded any asset retirement obligations relating to our gathering systems as of December 31, 2008, 2007 and 2006 because we do not have any legal or constructive obligations relative to asset retirements of the gathering systems. We have recorded asset retirement obligations relating to the abandonment of our interstate pipeline assets (see discussion in Note 9 — Asset Retirement Obligations to the consolidated financial statements).

Derivative Instruments

Due to the historical volatility of oil and natural gas prices, we have implemented a hedging strategy aimed at reducing the variability of prices we receive for our production. Currently, we use collars, fixed-price swaps and fixed price sales contracts as our mechanism for hedging commodity prices. Our current derivative instruments are not accounted for as hedges for accounting purposes in accordance with SFAS No. 133, Derivative Instruments and Hedging Activities. As a result, we account for our derivative instruments on a mark-to-market basis, and changes in the fair value of derivative instruments are recognized as gains and losses which are included in other income and expense in the period of change. While we believe that the stabilization of prices and production afforded us by providing a revenue floor for our production is beneficial, this strategy may result in lower revenues than we would have if we were not a party to derivative instruments in times of rising natural gas prices. As a result of rising commodity prices, we may recognize additional charges to future periods; however, for the year ended December 31, 2008 prices decreased, and we recognized a total gain on derivative financial instruments in the amount of $66.1 million, consisting of a $6.4 million realized loss and a $72.5 million unrealized gain. Our estimates of fair value are determined by the use of an option-pricing model that is based on various assumptions and factors including the time value of options, volatility, and closing NYMEX market indices.

Revenue Recognition

We derive revenue from our oil and natural gas operations from the sale of produced oil and natural gas. We use the sales method of accounting for the recognition of oil and gas revenue. Because there is a ready market for oil and natural gas, we sell our oil and natural gas shortly after production at various pipeline receipt points at which time title and risk of loss transfers to the buyer. Revenue is recorded when title and risk of loss is transferred based on our net revenue interests. Oil and gas sold in production operations is not significantly different from our share of production based on our interest in the properties.

Settlement of oil and gas sales occur after the month in which the oil and gas was produced. We estimate and accrue for the value of these sales using information available at the time the financial statements are generated. Differences are reflected in the accounting period that payments are received from the purchaser.

Revenue from our pipeline operations is recognized at the time the natural gas is gathered or transported through the system and delivered to a third party.

Income Taxes

We record our income taxes using an asset and liability approach in accordance with the provisions of the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). This results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences (primarily intangible drilling costs and the net operating loss carry forward) between the book carrying amounts and the tax bases of assets and liabilities using enacted tax rates at the end of the period. Under SFAS No. 109, the effect of a change in tax rates of deferred tax assets and liabilities is recognized in the year of the enacted change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimating the amount of valuation allowance is dependent on estimates of future taxable income, alternative minimum tax income, and changes in stockholder ownership that could trigger limits on use of net operating losses under Internal Revenue Code section 382. We have a significant deferred tax asset associated with net operating loss carry-forward (NOLs).

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Recent Accounting Pronouncements

In February 2008, the FASB issued Staff Position FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. We implemented this standard on January 1, 2009. The adoption of FSP 157-2 is not expected to have a material impact on our financial condition, operations or cash flows.

Effective upon issuance, the FASB issued Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, (“FSP 157-3”) in October 2008. FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset when the market for that financial asset is not active. As of December 31, 2008, we had no financial assets with a market that was not active. Accordingly, FSP 157-3 is not expect to have an impact on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment. SAB No. 108 became effective beginning January 1, 2007 and applies to our restatements included in this filing but its adoption did not have a material impact on our financial position, results of operations, or cash flows.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. In addition, SFAS No. 141(R) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption prohibited. We are currently assessing the impact this standard might have on our results of operations, cash flows and financial position.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary. In addition, SFAS No. 160 establishes principles for valuation of retained non-controlling equity investments and measurement of gain or loss when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements to clearly identify and distinguish between interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years and interim periods beginning after December 15, 2008, with early adoption prohibited. We are currently assessing the impact this standard will have on our results of operations, cash flows and financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (“SFAS 161”). This statement does not change the accounting for derivatives but will require enhanced disclosures about derivative strategies and accounting practices. SFAS 161 is effective for us beginning with the first quarter of 2009, and we will comply with any necessary disclosure requirements in 2009.

On December 31, 2008, the SEC issued Release No. 33-8995, Modernization of Oil and Gas Reporting, which revises disclosure requirements for oil and gas companies. In addition to changing the definition and disclosure requirements for oil and gas reserves, the new rules change the requirements for determining oil and gas reserve quantities. These rules permit the use of new technologies to determine proved reserves under certain criteria and allow companies to disclose their probable and possible reserves. The new rules also require companies to report the

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independence and qualifications of their reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit. The new rules also require that oil and gas reserves be reported and the full cost ceiling limitation be calculated using a twelve-month average price rather than period-end prices. The use of a twelve-month average price could have had an effect on our 2009 depletion rates for our natural gas and crude oil properties and the amount of the impairment recognized as of December 31, 2008 had the new rules been effective for the period. The new rules are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, pending the potential alignment of certain accounting standards by the FASB with the new rule. We plan to implement the new requirements in our Annual Report on Form 10-K for the year ended December 31, 2009. We are currently evaluating the impact of the new rules on our consolidated financial statements.

Forward-Looking Statements

Various statements in this report, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include such matters as projections and estimates concerning the timing and success of specific projects; financial position; business strategy; budgets; amount, nature and timing of capital expenditures; drilling of wells and construction of pipeline infrastructure; acquisition and development of oil and natural gas properties and related pipeline infrastructure; timing and amount of future production of oil and gas; operating costs and other expenses; estimated future net revenues from oil and natural gas reserves and the present value thereof; cash flow and anticipated liquidity; and other plans and objectives for future operations.

When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The factors impacting these risks and uncertainties include, but are not limited to:

•	current financial instability and deteriorating economic conditions;

•	our current financial instability;

•	volatility of oil and gas prices;

•	completion of the Recombination;

•	increases in the cost of drilling, completion and gas gathering or other costs of developing and producing our reserves;

•	our restrictive debt covenants;

•	results of our hedging activities;

•	drilling, operational and environmental risks; and

•	regulatory changes and litigation risks.

You should consider carefully the statements in Item 1A. “Risk Factors” and other sections of this report, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

We have based these forward-looking statements on our current expectations and assumptions about future events. The forward-looking statements in this report speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

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ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

The discussion in this section provides information about the financial instruments we use to manage commodity price and interest rate volatility. All contracts are financial contracts, which are settled in cash and do not require the actual delivery of a commodity quantity to satisfy settlement.

Commodity Price Risk

Our most significant market risk relates to the prices we receive for our oil and natural gas production. For example, NYMEX-WTI oil prices have declined from a record high of $147.55 per barrel in July 2008 to approximately $33.87 per barrel in December 2008. Meanwhile, near month NYMEX natural gas futures prices during 2008 ranged from as high as $13.58 per Mmbtu in July 2008 to as low as $5.29 per Mmbtu in December 2008. In light of the historical volatility of these commodities, we periodically have entered into, and expect in the future to enter into, derivative arrangements aimed at reducing the variability of oil and natural gas prices we receive for our production. From time to time, we enter into commodity pricing derivative contracts for a portion of our anticipated production volumes to provide certainty on future sales price and reduce revenue volatility.

We use, and may continue to use, a variety of commodity-based derivative financial instruments, including collars, fixed-price swaps and basis protection swaps. Our fixed price swap and collar transactions are settled based upon either NYMEX prices or index prices at our main delivery points, and our basis protection swap transactions are settled based upon the index price of natural gas at our main delivery points. Settlement for our natural gas derivative contracts typically occurs in advance of our purchaser receipts.

While we believe that the oil and natural gas price derivative arrangements we enter into are important to our program to manage price variability for our production, we have not designated any of our derivative contracts as hedges for accounting purposes. We record all derivative contracts on the balance sheet at fair value, which reflects changes in oil and natural gas prices. We establish fair value of our derivative contracts by price quotations obtained from counterparties to the derivative contracts. Changes in fair values of our derivative contracts are recognized in current period earnings. As a result, our current period earnings may be significantly affected by changes in fair value of our commodities derivative contracts. Changes in fair value are principally measured based on period-end prices compared to the contract price.

At December 31, 2008, 2007 and 2006, QELP was party to derivative financial instruments in order to manage commodity price risk associated with a portion of its expected future sales of its oil and gas production. None of these derivative instruments have been designated as hedges. Accordingly, we record all derivative instruments in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occur. Both realized and unrealized gains and losses associated with derivative financial instruments are currently recognized in other income (expense) as they occur.

Gains and losses associated with derivative financial instruments related to gas and oil production were as follows for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Realized gain (loss)	$(6,388)	$7,279	$(17,712)
Unrealized gain (loss)	72,533	(5,318)	70,402

Total gain (loss) from derivative financial instruments	$66,145	$1,961	$52,690

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The following table summarizes the estimated volumes, fixed prices and fair value attributable to oil and gas derivative contracts as of December 31, 2008:

	Year Ending December 31,
	2009	2010	2011	Thereafter	Total
	($ in thousands, except Mmbtu and per Mmbtu data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	14,629,200	12,499,060	2,000,004	2,000,004	31,128,268
Weighted-average fixed price per Mmbtu	$7.78	$7.42	$8.00	$8.11	$7.67
Fair value, net	$38,107	$14,071	$2,441	$2,335	$56,954
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	750,000	630,000	3,549,996	3,000,000	7,929,996
Ceiling	750,000	630,000	3,549,996	3,000,000	7,929,996
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$10.00	$7.39	$7.03	$7.79
Ceiling	$15.00	$13.11	$9.88	$7.39	$9.52
Fair value, net	$3,630	$1,875	$3,144	$2,074	$10,723
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,379,200	13,129,060	5,550,000	5,000,004	39,058,264
Weighted-average fixed price per Mmbtu	$7.94	$7.55	$7.61	7.44	$7.70
Fair value, net	$41,737	$15,946	$5,585	4,409	$67,677
Crude Oil Swaps:
Contract volumes (Bbl)	36,000	30,000	—	—	66,000
Weighted-average fixed per Bbl	$90.07	$87.50	—	—	$88.90
Fair value, net	$1,246	$666	—	—	$1,912

Interest Rate Risk

The Company has entered into interest rate derivatives to mitigate its exposure to fluctuations in interest rates on variable rate debt. These instruments have not been designated as hedges and, therefore are recorded in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occur.

As of December 31, 2008, we had outstanding $388.1 million of variable-rate debt. A 1% increase in our interest rates would increase gross interest expense approximately $3.9 million per year. As of December 31, 2008, we did not have any interest hedging activities. The last of our interest rate cap agreements expired September 2007.

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ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Please see the accompanying consolidated financial statements attached hereto beginning on page F-1.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of the achieving their control objectives.

In connection with the preparation of this Annual Report on Form 10-K/A, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2008. Notwithstanding this determination, our management believes that the consolidated financial statements in this Annual Report on Form 10-K/A fairly present, in all material respects, our financial position and results of operations and cash flows as of the dates and for the periods presented, in conformity with GAAP.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision of the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (c) provide reasonable assurance that receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors, and (d) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of this Annual Report on Form 10-K/A, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework and criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of that

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evaluation, management identified the following control deficiencies that constituted material weaknesses as of December 31, 2008:

(1)	Control environment — We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Each of these control environment material weaknesses contributed to the material weaknesses discussed in items (2) through (8) below. We did not maintain an effective control environment because of the following material weaknesses:

(a)	We did not maintain a tone and control consciousness that consistently emphasized adherence to accurate financial reporting and enforcement of Company policies and procedures. This control deficiency fostered a lack of sufficient appreciation for internal controls over financial reporting, allowed for management override of internal controls in certain circumstances and resulted in an ineffective process for monitoring the adherence of the Company’s policies and procedures.

(b)	In addition, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements and business environment.

(c)	We did not maintain an effective anti-fraud program designed to detect and prevent fraud relating to (i) an effective whistle-blower program, (ii) consistent background checks of personnel in positions of responsibility, and (iii) an ongoing program to manage identified fraud risks.

The control environment material weaknesses described above contributed to the material weaknesses related to the transfers that were the subject of the internal investigation and to our internal control over financial reporting, period end financial close and reporting, accounting for derivative instruments, stock compensation costs, depreciation, depletion and amortization, impairment of oil and gas properties and cash management described in items (2) to (8) below.

(2)	Internal control over financial reporting — We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures because of the following material weaknesses:

(a)	Our policies and procedures with respect to the review, supervision and monitoring of our accounting operations throughout the organization were either not designed and in place or not operating effectively.

(b)	We did not maintain an effective internal control monitoring function. Specifically, there were insufficient policies and procedures to effectively determine the adequacy of our internal control over financial reporting and monitoring the ongoing effectiveness thereof.

Each of these material weaknesses relating to the monitoring of our internal control over financial reporting contributed to the material weaknesses described in items (3) through (8) below.

(3)	Period end financial close and reporting — We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes because of the following material weaknesses:

(a)	We did not maintain effective controls over the preparation and review of the interim and annual consolidated financial statements and to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and that balances and disclosures reported in the consolidated financial statements reconciled to the underlying supporting schedules and accounting records.

(b)	We did not maintain effective controls to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the accounting records.

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(c)	We did not maintain effective controls over the preparation, review and approval of account reconciliations. Specifically, we did not have effective controls over the completeness and accuracy of supporting schedules for substantially all financial statement account reconciliations.

(d)	We did not maintain effective controls over the complete and accurate recording and monitoring of intercompany accounts. Specifically, effective controls were not designed and in place to ensure that intercompany balances were completely and accurately classified and reported in our underlying accounting records and to ensure proper elimination as part of the consolidation process.

(e)	We did not maintain effective controls over the recording of journal entries, both recurring and non-recurring. Specifically, effective controls were not designed and in place to ensure that journal entries were properly prepared with sufficient support or documentation or were reviewed and approved to ensure the accuracy and completeness of the journal entries recorded.

(4)	Derivative instruments — We did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments. Specifically, we did not adequately document the criteria for measuring hedge effectiveness at the inception of certain derivative transactions and did not subsequently value those derivatives appropriately.

(5)	Stock compensation cost — We did not establish and maintain effective controls to ensure completeness and accuracy of stock compensation costs. Specifically, effective controls were not designed and in place to ensure that documentation of the terms of the awards were reviewed in order to be recorded accurately.

(6)	Depreciation, depletion and amortization — We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense. Specifically, effective controls were not designed and in place to calculate and review the depletion of oil and gas properties.

(7)	Impairment of oil and gas properties — We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs. Specifically, effective controls were not designed and in place to determine, review and record the nature of items recorded to oil and gas properties and the calculation of oil and gas property impairments.

(8)	Cash management — We did not establish and maintain effective controls to adequately segregate the duties over cash management. Specifically, effective controls were not designed to prevent the misappropriation of cash.

Additionally, each of the control deficiencies described in items (1) through (8) above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. These material weaknesses resulted in the misstatement of our annual and interim consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 (including the interim periods within those years) and as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008.

Based on management’s evaluation, because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008. Our independent registered public accounting firm, UHY LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, and that report appears in this Annual Report on Form 10-K/A.

Remediation Plan

Our management, under new leadership as described below, has been actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses, as well as other identified areas of risk. These remediation efforts, outlined below, are intended both to address the identified material weaknesses and to enhance our overall financial control environment. In August 2008, Mr. David Lawler was appointed President (and

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in May 2009 was appointed as our Chief Executive Officer) (our principal executive officer) and in September 2008, Mr. Jack Collins was appointed Chief Compliance Officer. In January 2009, Mr. Eddie LeBlanc was appointed Chief Financial Officer (our principal financial and accounting officer). The design and implementation of these and other remediation efforts are the commitment and responsibility of this new leadership team.

In addition, Mr. Rateau, one of our independent directors, was elected as Chairman of the Board, and Mr. McMichael, who has significant prior public company audit committee experience, was added to our Board of Directors and Audit Committee.

Our new leadership team, together with other senior executives, is committed to achieving and maintaining a strong control environment, high ethical standards, and financial reporting integrity. This commitment will be communicated to and reinforced with every employee and to external stakeholders. This commitment is accompanied by a renewed management focus on processes that are intended to achieve accurate and reliable financial reporting.

As a result of the initiatives already underway to address the control deficiencies described above, we have effected personnel changes in our accounting and financial reporting functions. We have taken remedial actions, which included termination, with respect to all employees who were identified as being involved with the inappropriate transfers of funds. In addition, we have implemented additional training and/or increased supervision and established segregation of duties regarding the initiation, approval and reconciliation of cash transactions, including wire transfers.

The Board of Directors has directed management to develop a detailed plan and timetable for the implementation of the foregoing remedial measures (to the extent not already completed) and will monitor their implementation. In addition, under the direction of the Board of Directors, management will continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting.

We believe the measures described above will enhance the remediation of the control deficiencies we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

Changes in Internal Control Over Financial Reporting

During the fourth quarter, and subsequent to December 31, 2008, we have begun the implementation of some of the remedial measures described above, including communication, both internally and externally, of our commitment to a strong control environment, high ethical standards, and financial reporting integrity and certain personnel actions.

ITEM 9B.  OTHER INFORMATION.

None.

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PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE.

Directors and Executive Officers

Our Directors and Executive Officers are as follows:

Name	Age	Positions Held	Term of Office Since

David C. Lawler	41	Chief Executive Officer, President and Director	2007
Eddie M. LeBlanc, III	60	Chief Financial Officer	2009
James B. Kite, Jr.	57	Director	2002
William H. Damon III	56	Director	2007
John C. Garrison	57	Director	1998
Jon H. Rateau	53	Chairman of the Board and Director	2005
Greg L. McMichael	60	Director	2008
Richard Marlin	56	Executive Vice President, Engineering	2004
David W. Bolton	40	Executive Vice President, Land	2006
Jack Collins	33	Executive Vice President, Finance/Corporate Development	2007
Thomas A. Lopus	50	Executive Vice President, Appalachia	2008

Mr. Lawler joined us in May 2007 as our Chief Operating Officer and served as Chief Operating Officer until May 2009, then became our President in August 2008 and our Chief Executive Officer in May 2009. He has worked in the oil and gas industry for more than 18 years in various management and engineering positions. Prior to joining us, Mr. Lawler was employed by Shell Exploration & Production Company from May 1997 to May 2007 in roles of increasing responsibility most recently as Engineering and Operations Manager for multiple assets along the U.S. Gulf Coast. Mr. Lawler graduated from the Colorado School of Mines in 1990 with a bachelor’s of science degree in petroleum engineering and earned his Masters in Business Administration from Tulane University in 2003.

Mr. LeBlanc joined us in January 2009 as our Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Ascent Energy Company, an independent, private oil and gas company, from July 2003 until it was sold to RAM Energy Resources in November 2007, after which time, Mr. LeBlanc went into retirement. Prior to that, Mr. LeBlanc was Senior Vice President and Chief Financial Officer of Range Resources Corporation, an NYSE-listed independent oil and gas company, from January 2000 to July 2003. Previously, Mr. LeBlanc was a founder of Interstate Natural Gas Company, which merged into Coho Energy in 1994. At Coho, he served as Senior Vice President and Chief Financial Officer until 1999. Mr. LeBlanc’s 35 years of experience include assignments in Celeron Corporation and the energy related subsidiaries of Goodyear Tire and Rubber. Prior to entering the oil and gas industry, Mr. LeBlanc was with a national accounting firm. He is a certified public accountant and a chartered financial analyst, and he received a B.S. in Business Administration from University of Southwestern Louisiana.

Mr. Kite is the Chief Executive Officer of Boothbay Royalty Company, an independent investment company with its primary concentration in the field of oil and gas exploration and production based in Oklahoma City, Oklahoma, which he founded in 1977. He has served as its Chief Executive Officer, President and Treasurer since its inception. Mr. Kite spent several years in the commercial banking industry with an emphasis in credit and loan review prior to his involvement in the oil and gas industry. Mr. Kite presently is a director of The All Souls’ Anglican Foundation. Mr. Kite earned a bachelor’s of business administration in finance from the University of Oklahoma.

Mr. Damon has over 30 years of professional experience specializing in engineering design and development of power generation projects and consulting services. Since January 2008, he has served as Senior Vice President and National Director of Power Consulting for HDR, Inc., which recently purchased the engineering-consulting

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firm, Cummins & Barnard, Inc., which was focused on power generation development and engineering projects for electric utilities, independent power producers, large industrial and institutional clients throughout the United States. Mr. Damon served as the Chief Executive Officer of Cummins & Barnard and had been its principal and co-owner from 1990 to January 2008. He currently leads HDR’s project development and strategic consulting business for coal, natural gas and renewable energy projects. He previously worked for Consumers Power Company, Gilbert-Commonwealth, Inc. and Alternative Energy Ventures. He also held board seats on a minerals and wind turbine company, MKBY, and a start-up construction company that was recently sold to Aker Kvaerner Songer in which he was also a founding member. Mr. Damon graduated from Michigan State University with a B.S. in Mechanical Engineering and continued graduate studies at both Michigan State University and the University of Michigan.

Mr. Garrison brings expertise in public company activities and issues. Mr. Garrison served as our Treasurer from 1998 to September 2001. Mr. Garrison has been a self-employed Certified Public Accountant in public practice providing financial management and accounting services to a variety of businesses for over thirty years. From August 2007 to March 2008, and again from August 2008 to the present, he has served as the Chief Financial Officer of Empire Energy Corporation International. From July 2004 to June 2007, Mr. Garrison was the Chief Financial Officer of ICOP Digital, Inc. He has also been a director of Empire Energy since 1999. Mr. Garrison holds a bachelor’s degree in Accounting from Kansas State University.

Mr. Rateau is currently the Vice President of New Energy, Global Primary Products Growth, Alcoa, Inc., where he is responsible for developing and acquiring energy positions/assets worldwide in support of Alcoa’s smelting and refining activities, and has been at Alcoa, Inc. since 1996. Mr. Rateau has served in his present capacity at Alcoa since September 2007. Prior to that, he was Vice President of Business Development, Primary Metals from March 2001 to September 2007 and Vice President of Energy Management & Services, Primary Metals from November 1997 to March 2001. Before joining Alcoa, Mr. Rateau held a number of managerial positions with National Steel Corporation from 1981 to 1996. He brings expertise in business acquisitions and divestitures, capital budgets and project management, energy contracting, and applied research of complex technology and processes. Mr. Rateau holds an M.B.A. from Michigan State University and received a B.S. in Industrial Engineering from West Virginia University.

Mr. McMichael has over 30 years of oil and gas experience, including 13 years working directly in the exploration and production (E&P) sector, 16 years as an equity analyst following the E&P sector and over four years as a director of both private and public oil and gas companies. Mr. McMichael has served as a Director of Denbury Resources, Inc. since 2004, a publicly held E&P company based in Plano, Texas, where he currently chairs Denbury’s Compensation Committee. Concurrent with being a director at Denbury, he served for four years as a director of Matador Resources Company, a privately held E&P company where he served on the Audit Committee. Mr. McMichael was employed by A.G. Edwards Inc. for eight years (1998 — 2004) as Vice President and Group Leader of Energy Research, where he managed that firm’s global energy equity research effort. He earned a Bachelor’s degree in Political Science and Economics from Schiller International University in London, England in 1973.

Mr. Marlin has served as Executive Vice President — Engineering since September 2004. He also was our Chief Operations Officer from February 2005 through July 2006. He was our engineering manager from November 2002 to September 2004. Prior to that, he was the engineering manager for STP from 1999 until our acquisition of STP in November 2002. Prior to that, he was employed by Parker and Parsley Petroleum as the Mid-Continent Operations Manager for 12 years. Mr. Marlin has more than 32 years industry experience involving all phases of drilling and production in more than 14 states. His experience also involved primary and secondary operations along with the design and oversight of gathering systems that move as much as 175 Mmcf/d. He is a registered Professional Engineer holding licenses in Oklahoma and Colorado. Mr. Marlin earned a B.S. in Industrial Engineering and Management from Oklahoma State University in 1974. Mr. Marlin was a Director of the Mid-Continent Coal Bed Methane Forum from 2003 to 2005.

Mr. Bolton has served as Executive Vice President — Land since May 2006. Prior to that, he was a Land Manager for Continental Land Resources, LLC, an Oklahoma based oil and gas lease broker from May 2004 to May 2006. Prior to that, Mr. Bolton was a landman for Continental Land Resources from April 2001 to May 2004. He was an independent landman from 1995 to April 2001. Mr. Bolton is a Certified Professional Landman with over

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18 years of experience in various aspects of the oil and gas industry, and has worked extensively throughout Oklahoma, Texas, and Kansas. Mr. Bolton holds a Bachelor of Liberal Studies degree from the University of Oklahoma, attended the Oklahoma City University School of Law, and is a member of American Association of Petroleum Landmen, Oklahoma City Association of Petroleum Landmen, the American Bar Association, and the Energy Bar Association.

Mr. Collins joined the Company in December 2007 as Executive Vice President — Investor Relations. From September 2008 to January 2009, he served as the Company’s Interim Chief Financial Officer, and since January 2009, he has served as the Company’s Executive Vice President — Finance/Corporate Development. Mr. Collins has more than 11 years of experience providing analysis and advice to oil and gas industry investors. Prior to joining us, he worked for A.G. Edwards & Sons, Inc., a national, full-service brokerage firm, from 1999 to 2007 in various positions, most recently as a Securities Analyst, where he was responsible for initiating the firm’s coverage of the high yield U.S. energy stock sector (E&P partnerships and U.S. royalty trusts). As an Associate Analyst (2001 to 2005) and Research Associate (1999 to 2001) at A.G. Edwards, he assisted senior analysts in coverage of the independent E&P and oilfield service sectors of the energy industry. Mr. Collins holds a Bachelors degree in Economics with a Business Emphasis from the University of Colorado at Boulder.

Mr. Lopus has served as Executive Vice President — Appalachia since July 2008. Mr. Lopus has more than 27 years of experience in the oil and gas industry. Prior to joining us, Mr. Lopus served as Senior Vice President of Eastern Operations for Linn Energy, LLC from April 2006 to July 2008 where he was responsible for all Eastern United States oil and natural gas activity. From April 2005 to March 2006, he was an independent consultant for a variety of oil and gas related businesses. From February 2002 to March 2005, Mr. Lopus held senior management positions at Equitable Resources, Inc., where he was responsible for all oil and natural gas operations. Prior to that, he worked at FINA, Inc. for 20 years, where he was in charge of all oil and natural gas operations in the United States. Mr. Lopus is a registered petroleum engineer and received a Bachelor of Science degree from The Pennsylvania State University in Petroleum and Natural Gas Engineering. He has held leadership positions with numerous industry and civic organizations, including the Independent Petroleum Association of America, Society of Petroleum Engineers, American Petroleum Institute, United Way, and March of Dimes.

Board of Directors

Our Board of Directors is currently divided among three classes as follows:

Class I — John C. Garrison and Jon H. Rateau;

Class II — David C. Lawler and William H. Damon III; and

Class III — Greg L. McMichael and James B. Kite, Jr.

The term of each class of directors expires at each annual meeting of stockholders, with the terms of Messrs. McMichael and Kite expiring in 2009, the terms of Messrs. Garrison and Rateau expiring in 2010 and the terms of Messrs. Lawler and Damon expiring in 2011.

Corporate Governance

Audit Committee

The Board of Directors has established a separately designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The purposes of the Audit Committee are to oversee and review (i) the integrity of all financial information provided to any governmental body or the public and (ii) the integrity and adequacy of the our auditing, accounting and financial reporting processes and systems of internal control for financial reporting and disclosure controls and procedures.

The following three directors are members of the Audit Committee: John Garrison, Chair, Greg McMichael and William H. Damon III. The Board of Directors has determined that each of the Audit Committee members are independent, as that term is defined under the enhanced independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder, as amended, as incorporated into the listing standards of the

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NASDAQ Global Market. The Board of Directors has determined that Mr. Garrison is an “audit committee financial expert,” as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

The Audit Committee performs its functions and responsibilities pursuant to a written charter adopted by our Board of Directors, which is published on our Internet website at www.questresourcecorp.com under the heading Corporate Governance.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for Directors, Officers and Employees (“Code of Ethics”), which addresses conflicts of interests, that is applicable to our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics describes the types of transactions that may be subject to the review, approval or ratification of the Audit Committee or the chief compliance officer. Any waiver of any provision of our Code of Ethics for a member of our Board of Directors, an executive officer, or a senior financial or accounting officer must be approved by our Audit Committee, and any such waiver will be promptly disclosed as required by law or NASDAQ rule.

A copy of our Code of Ethics is available on our internet website at www.questresourcecorp.com under the heading Corporate Governance. We will also provide a copy of the Code of Ethics, without charge, to any stockholder who requests it. Requests should be addressed in writing to: Corporate Secretary at Quest Resource Corporation, 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102. We intend to post any amendment to or waiver from the Code of Ethics that applies to executive officers or directors on our website.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities (“Section 16 Insiders”), to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of Forms 3, 4, 5 and amendments thereto furnished to us and written representations that no other reports were required, during and for the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our directors, executive officers and greater than 10% beneficial owners were complied with in a timely manner, except for the following:

•	Messrs. Rateau, Garrison, Damon and Kite each did not timely report his acquisition of 5,000 shares of common stock pursuant to a bonus shares award agreement.

•	Richard Marlin did not timely report his disposition of 8,434 shares held in Mr. Marlin’s retirement account.

•	Bob Alexander, a former director of the Company who resigned on August 22, 2008, did not timely report his achievement of the status of Section 16 Insider. In addition, Mr. Alexander did not timely report his acquisition of a pecuniary interest in 10,000 shares pursuant to a bonus shares award agreement. These shares were not issued to Mr. Alexander and he relinquished any right to receive these shares as part of his resignation from our Board of Directors.

ITEM 11.  EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Compensation Philosophy

Our compensation philosophy is to manage Named Executive Officer (defined below) total compensation at the median level (50th percentile) relative to companies with which we compete for talent (which are primarily peer group companies). The Compensation Committee of our Board of Directors (the “Committee”) compares compensation levels with a selected cross-industry group of other oil and natural gas exploration and production companies of similar size to establish a competitive compensation package.

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Role of the Compensation Committee

The Committee is responsible for reviewing and approving all aspects of compensation for the “Named Executive Officers” listed in the Summary Compensation Table (the “Named Executive Officers”). The Committee is also responsible for approving the compensation policies of Quest Energy GP, some of whose officers are our Named Executive Officers.

In meeting these responsibilities, the Committee’s policy is to ensure that Named Executive Officer compensation is designed to achieve three primary objectives:

•	attract and retain well-qualified executives who will lead us and achieve superior performance;

•	tie annual incentives to achievement of specific, measurable short-term corporate goals; and

•	align the interests of management with those of the stockholders to encourage achievement of increases in stockholder value.

The Committee retained the independent compensation consulting firm of Towers Perrin (“T-P”) in February 2008 to: (i) assist the Committee in formulating our compensation policies for 2008 and future years; (ii) provide advice to the Committee concerning specific compensation packages and appropriate levels of Named Executive Officers’ compensation; (iii) provide advice about competitive levels of compensation and marketplace trends in the oil and gas industry; and (iv) review and recommend changes in our compensation system and programs. As described below, T-P compiled competitive salary data for seven of our peer group companies and eight of Quest Energy’s peer group companies and assisted the Committee in its benchmarking efforts, among other things. T-P had a conference call with the Committee in order to gather information about us and our business.

Additionally, in September 2008, the Committee subscribed to a service provided by Equilar, Inc. (“Equilar”) to create reports concerning compensation data (including base salary, bonus compensation and equity awards) to assist the Committee in analyzing the compensation received by our Named Executive Officers and directors in comparison to publicly-traded benchmarked companies as described below.

In connection with the adoption of a Long Term Incentive Plan (“LTIP”) and amendments made to our 2005 Omnibus Stock Award Plan (the “Omnibus Plan”) and Management Annual Incentive Plan (the “QRC Bonus Plan”) in May 2008, the Committee retained RiskMetrics Group, formerly Institutional Shareholder Services (“RiskMetrics”), to advise it with respect to corporate governance matters.

The Committee separately considered the elements of (i) base salary, (ii) base salary plus target bonus, and (iii) long-term equity incentive value, comparing our compensation for such elements to the median level (50th percentile) of our peer group for 2008. The Committee believed the metric of actual total cash compensation (base salary, as well as base salary plus bonus) was key to retaining well-qualified executives and to providing annual incentives and therefore gave it a heavier weighting than our peer group. The Committee made adjustments to attempt to align the actual total annual cash compensation between the 50th to 75th percentiles of our market peer group, while taking into account differences in job titles and duties, as well as individual performance. The Committee believes that total compensation packages (taking into account long term equity compensation) were between the 25th and 50th percentiles of our market peer group. Initially, equity awards were granted as part of the Named Executive Officers’ employment agreements in a lump sum that vested over a three-year period. As discussed below, the Committee adopted the LTIP in 2008 in order to provide the Named Executive Officers with annual grants of equity incentive compensation. However, this program was cancelled at the end of 2008 due to our low stock price.

Role of Management in Compensation Process

Each year the Committee asks our principal executive officer (which prior to August 22, 2008, was Jerry Cash, our Chief Executive Officer, and after that date was David Lawler, our President) and principal financial officer to present a proposed compensation plan for the fiscal year beginning January 1 and ending December 31 (each, a “Plan Year”), along with supporting and competitive market data. For 2008, T-P assisted our management in providing this competitive market data, primarily through published and private salary surveys. The compensation amounts presented to the Committee for the 2008 Plan Year were determined based upon Mr. Cash’s negotiations

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with the Named Executive Officers (taking into account the T-P competitive data). The Committee then met with Mr. Cash to review the proposal and establish the compensation plan, with members of T-P participating by telephone.

The Committee monitors the performance of our Named Executive Officers throughout the Plan Year against the targets set for each performance measure. At the end of the Plan Year, the Committee meets with the principal executive officer and principal financial officer to review the final results compared to the established performance goals before determining the Named Executive Officers’ compensation levels for the Plan Year. During these meetings, the Committee also establishes the Named Executive Officer compensation plan for the upcoming Plan Year, based on the principal executive officer’s recommendations. In general, the plan must be established within the first 90 days of a Plan Year.

During 2008, we hired Thomas Lopus, who was one of the Named Executive Officers for 2008. The compensation package for Mr. Lopus was negotiated between Mr. Cash and Mr. Lopus (taking into account the T-P competitive data). The Committee then met with Mr. Cash to review and approve the proposed compensation package.

In connection with David Lawler’s change of executive officer position in October 2008, Mr. Lawler and the Committee renegotiated his compensation package after taking into account the T-P and Equilar competitive data.

Mr. Lawler was actively involved in the renegotiation of Mr. Collins’ employment agreement in October 2008 and made the determination of the amount of the discretionary bonuses awarded to the other Named Executive Officers in January 2009 under the Supplemental Bonus Program discussed below.

Performance Peer Groups

In 2008, the Committee retained T-P as its independent compensation consultant to advise the Committee on matters related to the Named Executive Officers’ compensation program. To assist the Committee in its benchmarking efforts, T-P provided a compensation analysis and survey data for peer groups of companies that are similar in scale and scope to us and Quest Energy. With the assistance of T-P, the Committee selected (i) a peer group for us consisting of the following seven publicly traded U.S. exploration and production companies which had annual revenues ranging from $4 million to $106 million: American Oil & Gas Inc., Aurora Oil & Gas Corp., Brigham Exploration Co., Double Eagle Petroleum Co., Kodiak Oil & Gas Corp., Rex Energy Corp. and Warren Resources Inc.; and (ii) a peer group for Quest Energy consisting of the following eight publicly traded U.S. limited partnerships and limited liability companies: Atlas Energy Resources, LLC, Linn Energy, LLC, BreitBurn Energy Partners, L.P., Legacy Reserves, L.P. , EV Energy Partners, L.P., Constellation Energy Partners, LLC, Encore Energy Partners, L.P. and Vanguard Natural Resources, LLC.

Additionally, the Committee utilized Equilar in 2008 to collect market data concerning total compensation for director and Named Executive Officer positions at comparable peer group companies. The peer group used for the Equilar benchmarking service includes: ATP Oil & Gas Corporation, Brigham Exploration Co., Carrizo Oil & Gas, Inc., Edge Petroleum Corporation, Gastar Exploration Ltd., GMX Resources Inc., Goodrich Petroleum Corporation, Linn Energy, LLC, McMoRan Exploration Co., Parallel Petroleum Corporation, Toreador Resources Corporation, and Warren Resources Inc.

Elements of Executive Compensation Program

Our compensation program for Named Executive Officers consists of the following components:

Base Salary:  The base salary element of our compensation program serves as the foundation for other compensation components and addresses the first compensation objective stated above, which is to attract and retain well-qualified executives. Base salaries for all Named Executive Officers are established based on their scope of responsibilities, taking into account competitive market compensation paid by other companies in our peer group. The Committee considers the median salary range for each Named Executive Officer’s counterpart, but makes adjustments to reflect differences in job descriptions and scope of responsibilities for each Named Executive Officer and to reflect the Committee’s philosophy that each Named Executive Officer’s total compensation should be at the median level (50th percentile) relative to our peer group. The Committee annually reviews base salaries for Named

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Executive Officers and makes adjustments from time to time to realign their salaries, after taking into account individual performance, responsibilities, experience, autonomy, strategic perspectives and marketability, as well as the recommendations of the principal executive officer.

In August 2008, David Lawler’s and Jack Collins’s executive officer positions changed and their duties and responsibilities increased. Accordingly, in October 2008, their base salaries were increased and they were granted stock options after the Committee took into account their individual performance, increased responsibilities and experience and competitive data provided by T-P and Equilar.

The Committee allocated approximately 4% of all base salaries of the Named Executive Officers to a pool to be used as a cost of living adjustment. The Committee approved a 4% increase for Mr. Cash and gave Mr. Cash the authority to divide the remaining pool among the Named Executive Officers (other than Mr. Cash).

Management Annual Incentive Plan:  In 2006, the Committee established the QRC Bonus Plan. The QRC Bonus Plan is intended to recognize value creation by providing competitive incentives for meeting and exceeding annual financial and operating performance measurement targets related to our exploration and production operations.

By providing market-competitive bonus awards, the Committee believes the QRC Bonus Plan supports the compensation objective of attracting and retaining Named Executive Officer talent critical to achieving superior performance and support the compensation objective of tying annual incentives to the achievement of specific short-term performance goals during the year, which creates a direct connection between the executive’s pay and our financial performance.

For 2008, awards under the QRC Bonus Plan were paid solely in cash. The Committee anticipates that future annual bonus awards will also be paid only in the form of cash awards, except that a portion of Mr. Lawler’s award may be paid in the form of QRCP common stock.

Each year the Committee establishes goals during the first quarter of the calendar year. The 2008 performance goals for the QRC Bonus Plan are described below. The amount of the bonus payable to each participant varies based on the percentage of the performance goals achieved and the employee’s position with us. More senior ranking management personnel are entitled to bonuses that are potentially a higher percentage of their base salaries, reflecting the Committee’s philosophy that higher ranking employees should have a greater percentage of their overall compensation at risk.

Each executive officer and key employee that participates in the QRC Bonus Plan has a target bonus percentage expressed as a percentage of base salary based on his or her level of responsibility. The performance criteria for 2008 includes minimum performance thresholds required to earn any incentive compensation, as well as maximum payouts geared towards rewarding extraordinary performance, thus, actual awards can range from 0% (if performance is below 60% of target) to 99% of base salary for our most senior executives (if performance is 150% of target). For 2008, the potential bonus amounts for each of Messrs. Cash, Grose, Lawler, and Collins were as follows: If we achieved an average of our financial goals of 60%, their incentive awards would be 22% of base salary. If we achieved an average of our financial goals of 100%, their incentive awards would be 42% of base salary. If we achieved an average of our financial goals of 150%, their incentive awards would be 99% of base salary. For 2008, the potential bonus amounts for each of the other Named Executive Officers were as follows: If we achieved an average of our financial goals of 60%, their incentive awards would be 7% of base salary. If we achieved an average of our financial goals of 100%, their incentive awards would be 27% of base salary. If we achieved an average of our financial goals of 150%, their incentive awards would be 73.5% of base salary.

After the end of the Plan Year, the Committee determines to what extent we and the participants have achieved the performance measurement goals. The Committee calculates and certifies in writing the amount of each participant’s bonus based upon the actual achievements and computation formula set forth in the QRC Bonus Plan. The Committee has no discretion to increase the amount of any Named Executive Officer’s bonus as so determined, but may reduce the amount of or totally eliminate such bonus, if it determines, in its absolute and sole discretion that such reduction or elimination is appropriate in order to reflect the Named Executive Officer’s performance or unanticipated factors. The performance period (“Incentive Period”) with respect to which target awards and

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bonuses may be payable under the QRC Bonus Plan will generally be the fiscal year beginning on January 1 and ending on December 31, but the Committee has the authority to designate different Incentive Periods.

The Committee increased certain 2008 performance targets for the QRC Bonus Plan from the 2007 levels. Since our drilling program for 2008 concentrated mainly on drilling new wells located on our proved undeveloped reserves, the Committee eliminated the increase in year end proved reserves as a performance measure in 2008. The Committee added a “health, safety and environment” target in order to reflect our commitment to improving the environment, increasing worker safety and reducing costs. The Committee established the 2008 performance targets and percentages of goals achieved for each of the five corporate goals described below:

	Percentage of Goal Achieved
	50%	100%	150%

Performance Measure and % Weight

Cost reduction in savings — health, safety and environment (20% in the aggregate)
Number of OSHA recordable injuries (5%)	33	30	26
Number of vehicle incidents > $1,000 (5%)	20	18	15
Salt water spills (Bbls) (5%)	14,760	13,120	11,480
Number of spills (5%)	338	301	263
EBITDA (earnings before interest, taxes, depreciation and amortization) (20%)	$69,300,000	$72,400,000	$78,800,000
Lease operating expense (excluding gross production taxes and ad valorem taxes) (20%)	$28,246,660	$25,700,000	$23,153,000
Finding and development cost (20%)	$1.52/Mcf	$1.39/Mcf	$1.25/Mcf
Production (20%)	22.5 Bcfe	23.1 Bcfe	24.5 Bcfe

Each of the five corporate goals were equally weighted. The amount of the incentive bonus varies depending upon the average percentage of the goals achieved. For amounts between 50% and 100% and between 100% and 150%, linear interpolation is used to determine the “Percentage of Goal Achieved.” For amounts below 50%, the “Percentage of Goal Achieved” is determined using the same scale as between 50% and 100%. For amounts in excess of 150%, the “Percentage of Goal Achieved” is determined using the same scale as between 100% and 150%. For 2008, no incentive awards would have been payable under the QRC Bonus Plan if the average percentage of the goals achieved was less than 60%. Additionally, no additional incentive awards were payable if the average percentage of the goals achieved exceeded 150%. For 2008, the average percentage of the goals achieved under the QRC Bonus Plan was 60.9%. We made a dramatic improvement in our health, safety and environment performance for 2008 compared to 2007. Without this strong health, safety and environment performance our average percentage of goals achieved would have been below 60% and no bonuses would have been payable under the QRC Bonus Plan. We believe that we realized a number of benefits from improving our health, safety and environment performance, including improving the environment where our wells are located, reducing worker injuries and reducing costs. In addition, we should be able to significantly lower our insurance costs if we are able to maintain our 2008 level of performance.

Additionally, with respect to the 2008 awards, and any future awards under the QRC Bonus Plan, if our overall performance under the QRC Bonus Plan equals or exceeds 100%, Mr. Lawler will be granted a number of performance shares and restricted shares (valued based on the closing price of the Company’s common stock at year end) under the Company’s Omnibus Plan, each having a value equal to 50% of the payment Mr. Lawler would have been paid under the QRC Bonus Plan if our overall performance under the QRC Bonus Plan was 100%. The performance shares will be immediately vested and the restricted shares will vest on the first anniversary of the date of grant. The Company’s overall performance under the QRC Bonus Plan for 2008 was less than 100%, so no additional equity award was payable to Mr. Lawler for 2008.

Mr. Lopus commenced employment as our EVP — Appalachia in July 2008, and Mr. Lopus received a pro rata portion of the bonus for 2008 under the QRC Bonus Plan.

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Discretionary Bonuses:  In October 2008, our Board of Directors adopted a 2008 Supplemental Bonus Plan (the “Supplemental Bonus Plan”) for certain key employees, excluding Mr. Lawler. The Supplemental Bonus Plan provided additional incentive and bonus opportunities to supplement the bonus opportunities available to employees under the QRC Bonus Plan for 2008 and additional key employees. The determination as to whether a bonus payment was made under the Supplemental Bonus Plan and the amount of that payment was solely within the discretion of Mr. Lawler, who took into account both our performance during 2008 and the respective employee’s individual performance during 2008. The maximum amount that an employee was eligible to receive under the Supplemental Bonus Plan was dependent upon the employee’s classification under the QRC Bonus Plan less the actual amount such individual received under the QRC Bonus Plan, if any, for 2008. The maximum aggregate amount of bonuses available under the Supplemental Bonus Plan was capped at $2 million. Employees were to receive their supplemental bonuses in quarterly payments in 2009. To the extent an employee’s payment under the QRC Bonus Plan, if any, was greater than or less than originally anticipated at the time the amount of the employee’s supplemental bonus was established, any quarterly payment made after the payment under the QRC Bonus Plan were to be appropriately adjusted. Mr. Lawler awarded quarterly discretionary bonuses in January 2009, which were related to 2008 performance. The Compensation Committee subsequently terminated the Supplemental Bonus Program.

In connection with the amendment to Mr. Lawler’s employment agreement in October 2008 and in lieu of participating in the Supplemental Bonus Plan, the Committee authorized the payment of a $232,000 bonus to Mr. Lawler in November 2008 and payment of an amount equal to $164,000 minus the amount, if any, Mr. Lawler is paid under the QRC Bonus Plan in 2009 for his 2008 performance, which was payable at the same time as the awards under the QRC Bonus Plan for 2008 were payable in March 2009.

Certain of our executive officers had entered into 10b(5)-1(c) trading plans with the company and a designated broker that provided that upon vesting of restricted stock our chief financial officer would notify the designated broker of the number of shares that needed to be sold in order to generate sufficient funds to satisfy the executive officers’ tax withholding obligations (which would have been about 30% of the shares that vested). During 2008, several of the executive officers had restricted shares that vested in March and April at a time when QRCP’s stock price was generally between $6.50 and $7.00 per share. Our former chief financial officer did not perform his obligations under the trading plans, but the executive officers still incurred a tax liability based on the stock price on the date of vesting. Subsequent to the disclosure of the Transfers, our stock price dropped significantly to under one dollar. At that time, it came to the attention of our Board of Directors that our former chief financial officer had not complied with the trading plans. The Board of Directors decided to make the executive officers whole due to our former chief financial officer’s inaction. The Board of Directors agreed to pay the affected executive officers a bonus equal to the value of approximately 30% of each executive officer’s stock on the date of vesting in exchange for approximately 30% of the vested shares (the approximate number of shares that would have been sold under the trading plans). The Board of Directors also agreed to pay the affected executive officers a tax gross-up payment on this bonus, since the bonus was additional taxable income that the executive officers would not have had if our former chief financial officer had complied with the trading plans.

Productivity Gain Sharing Payments:  For part of 2008, we made productivity sharing payments, which were comprised of a one-time cash payment equal to 10% of an individual’s monthly base salary earned during each month that our CBM production rate increased by 1,000 Mcf/day over the prior record. All of our employees were eligible to receive productivity gain sharing payments. The purpose of these payments was to incentivize all employees, including Named Executive Officers, to continually and immediately focus on production. The Named Executive Officers received payments equal to less than one month of base salary as a result of this plan.

Equity Awards:  The Committee believes that the long-term performance of our executive officers is enhanced through ownership of stock-based awards, such as stock options and restricted stock, which expose executive officers to the risks of downside stock prices and provide an incentive for executive officers to build shareholder value.

Omnibus Stock Award Plan.  Our Omnibus Plan provides for grants of non-qualified stock options, restricted shares, bonus shares, deferred shares, stock appreciation rights, performance units and performance shares. Currently, the total number of shares that may be issued under the Omnibus Plan is 2,700,000. The Omnibus

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Plan also permits the grant of incentive stock options. The objectives of the Omnibus Plan are to strengthen key employees’ and non-employee directors’ commitment to our success, to stimulate key employees’ and non-employee directors’ efforts on our behalf and to help us attract new employees with the education, skills and experience we need and retain existing key employees. All of our equity awards consisting of our common stock are issued under the Omnibus Plan.

In connection with the adoption of the LTIP and amendments made to the Omnibus Plan and QRC Bonus Plan in May 2008, the Committee received guidance from RiskMetrics with respect to corporate governance matters. As a result of the Committee’s discussions with RiskMetrics, the Committee adopted a “burn rate” policy. This policy provides that for the years ended December 31, 2008, 2009 and 2010, our prospective three-year average burn rate with respect to our equity awards will not exceed the mean and one standard deviation of our Global Industry Classification Standards Peer Group (1010 — Energy) of 4.43%. For purposes of calculating the three-year average burn rate under this burn rate policy, each restricted stock (unit), bonus share or stock award or any forms of full-value awards granted under our equity plans will be counted as 1.5 award shares and will be calculated as (i) the number of equity awards granted in each fiscal year by the Committee to employees and directors, excluding awards granted to replace securities assumed in connection with a business combination transaction, divided by (ii) the weighted average basic shares outstanding.

As a result of the termination of Messrs. Cash and Grose and other employees related to the internal investigation and related matters, a significant percentage of our prior unvested equity awards were forfeited during 2008. However, under the burn rate policy, awards that are forfeited during the year are not taken into account in calculating the burn rate.

In order to attract a new chief financial officer and to compensate Messrs. Lawler and Collins for their increased roles at the Company, the Committee determined that it was necessary under the circumstances to grant new equity awards during 2008 that exceeded the burn rate policy. However, we are significantly below the burn rate policy if the forfeiture of previously granted awards is taken into consideration.

Long-Term Incentive Plan.  In May 2008, the Committee adopted the LTIP. Under the LTIP, our principal executive officer would have received awards of restricted stock under the Omnibus Plan if the adjusted average share price for a calendar year exceeded both the “initial value” ($9.74 for 2007) and the “adjusted average share price” for the prior year. The “adjusted average share price” is the adjusted average of the fair market values for each trading day during a calendar year, taking into account the trading volume of our shares on each day. Any restricted stock awards granted to our principal executive officer under the LTIP would have vested ratably over a three-year period. The LTIP also provided for awards of restricted stock to the other participants (including the Named Executive Officers) based upon (1) a pool of 3% of our consolidated income before depreciation, depletion, amortization and taxes and ignoring changes in income attributable to non-cash changes in derivative fair value and (2) the stock price as of the day awards were made under the Omnibus Plan. Any restricted stock awards under the LTIP to the other participants would have vested over a two-year period.

The LTIP was intended to encourage participants to focus on our long-term performance, align the interests of management with those of our stockholders, and provide an opportunity for our executive officers to increase their stake in us through grants of restricted stock pursuant to the terms of the Omnibus Plan. The Committee designed the long-term incentive plan to:

•	enhance the link between the creation of stockholder value and long-term incentive compensation;

•	provide an opportunity for increased equity ownership by executive officers; and

•	maintain a competitive level of total compensation.

However, for 2008, the Committee elected to not make any awards, and effective January 1, 2009, the LTIP was terminated due to (1) the large number of shares that would have been required to be issued due to our low stock price and (2) the establishment of the Supplemental Bonus Plan discussed above.

Quest Energy Partners Long Term Incentive Plan.  In July 2007, we formed Quest Energy to own and operate our Cherokee Basin assets and to acquire, exploit and develop oil and natural gas properties in the Cherokee Basin. On November 14, 2007, Quest Energy’s general partner, Quest Energy GP adopted the Quest Energy Partners, L.P.

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Long-Term Incentive Plan for employees, consultants and directors of Quest Energy GP and any of its affiliates who perform services for Quest Energy. The long-term incentive plan consists of the following securities of Quest Energy: options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the long-term incentive plan is to provide additional incentive compensation to employees providing services to Quest Energy, and to align the economic interests of such employees with the interests of Quest Energy’s unitholders. The total number of common units available to be awarded under the long-term incentive plan is 2,115,950. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The plan is administered by the Committee, provided that administration may be delegated to such other committee as appointed by Quest Energy GP’s board of directors. To date, no awards have been made under this plan other than to the independent directors of Quest Energy GP.

Benefits

Our employees, including the Named Executive Officers, who meet minimum service requirements are entitled to receive medical, dental, life and disability insurance benefits for themselves (and beginning the first of the following month after 90 days of employment, 50% coverage for their dependents). Our Named Executive Officers also participate along with other employees in our 401(k) plan and other standard benefits. Our 401(k) plan provides for matching contributions by us and permits discretionary contributions by us of up to 10% of a participant’s eligible compensation. Such benefits are provided equally to all employees, other than where benefits are provided pro rata based on the respective Named Executive Officer’s salary (such as the level of disability insurance coverage).

Perquisites

We believe our executive compensation program described above is generally sufficient for attracting talented executives and that providing large perquisites is neither necessary nor in the stockholders’ best interests. Certain perquisites are provided to provide job satisfaction and enhance productivity. For example, we provide an automobile for Messrs. Lawler, Marlin and Lopus and provided an automobile for Mr. Cash. On occasion, family members and acquaintances accompanied Mr. Cash on business trips made on private charter flights. The Named Executive Officers also are eligible to receive gym and social club memberships and subsidized parking. Messrs. Lawler and Collins received reimbursements of certain relocation and temporary living expenses in connection with their move to Oklahoma City, Oklahoma in 2007 and 2008, respectively.

Ownership Guidelines (Stock Ownership Policy)

Our Board of Directors, upon the Committee’s recommendation, adopted a Stock Ownership Policy for our corporate officers and directors (“Guideline Owners”) to ensure that they have a meaningful economic stake in us. The guidelines are designed to satisfy an individual Guideline Owner’s need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management’s commitment to value creation.

The Committee annually reviews each Guideline Owner’s compensation and stock ownership levels to confirm if appropriate or make adjustments. The Committee requires that the Guideline Owners have direct ownership of our common stock in at least the following amounts:

•	CEO — five times base salary

•	Directors — four times cash compensation (including committee fees)

•	Direct CEO Reports — two and one-half times base salary

•	Corporate Officers (vice president or higher and controller) — one and one-half times base salary.

A corporate officer has five years to comply with the ownership requirement from the later of: (a) February 1, 2007 or (b) the date the individual was appointed to a position noted above. A director has five years to comply with the ownership requirement from the later of: (a) January 1, 2008 or (b) the date the individual was appointed to be a

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director. If a corporate officer is promoted to a position with a higher stock ownership salary multiple, the corporate officer will have five years from the date of the change in position to reach the higher expected stock ownership salary multiple, but still must meet the prior expected stock ownership salary multiple within the original five years of the date first appointed to such prior position or February 1, 2007, whichever is later.

Until a Guideline Owner achieves the applicable stock ownership salary multiple, the following applies:

•	Restricted Stock/Bonus Share Awards. Upon vesting of a restricted stock or bonus share award, the Guideline Owner is required to hold the net profit shares until the applicable Stock Ownership Guideline is met.

•	Exercise of Options. Upon exercise of a stock option, the Guideline Owner is required to hold net profit shares (less any shares used to pay the exercise price for the shares) until the applicable Stock Ownership Guideline is met.

•	Reporting of Taxes upon Vesting/Exercise. The Guideline Owner must report to the Corporate Secretary the number of shares required by such Guideline Owner to pay the applicable taxes upon the vesting of restricted stock or bonus share awards or exercise of stock options in excess of the minimum statutory taxes and any shares used to pay the exercise price of any options.

Notwithstanding the foregoing, corporate officers are not required to hold bonus shares that were originally granted prior to January 1, 2007 or any bonus shares awarded pursuant to the 2006 management annual incentive plan.

Required Ownership Shares.  Upon reaching the required stock ownership salary multiple, the Guideline Owner must certify to the Corporate Secretary that the ownership requirements have been met and the Corporate Secretary must confirm such representation and record the number of shares required to be held by the Guideline Owner based on the closing price of the shares and the corporate officer’s current salary level or the director’s current compensation level on the day prior to certification by the Guideline Owner (the “Required Ownership Shares”).

The Guideline Owner is not be required to accumulate any shares in excess of the Required Ownership Shares so long as the Required Ownership Shares are held by the Guideline Owner, regardless of changes in the price of the shares. However, the Guideline Owner may only sell shares held prior to certification if, after the sale of shares, the Guideline Owner will (a) still own a number of shares equal to at least the Required Ownership Shares or (b) still be in compliance with the stock ownership salary multiple as of the day the shares are sold based on current share price and salary level.

Annual Review.  The Committee reviews all Required Ownership Shares levels of the Guideline Owners covered by the Policy on an annual basis. Deviations from the Stock Ownership Policy can only be approved the Committee and then only because of a “personal hardship”.

Policy Regarding Hedging Stock Ownership

In April 2007, the Board of Directors, upon the Committee’s recommendation, adopted a policy to prohibit directors, executive officers and employees from speculating in our stock, including, but not limited to, the following: short selling (profiting if the market price of the stock decreases); buying or selling publicly traded options, including writing covered calls; taking out margin loans against stock options; and hedging or any other type of derivative arrangement that has a similar economic effect without the full risk or benefit of ownership. In March 2009, the Board of Directors amended the policy to also prohibit directors, executive officers and employees from pledging any of our stock and taking out margin loans against shares of our stock.

Compensation Recovery Policies

The Board maintains a policy that it will evaluate in appropriate circumstances whether to seek recovery of certain compensation awards paid to our executive officers and any profits realized from their sale of our securities if we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws. This policy ensures that if

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circumstances warrant, we may seek to claw back appropriate portions of our executive officer’s compensation for the relevant period, as provided by law. This supplements the SEC’s ability, under Section 304 of the Sarbanes-Oxley Act of 2002, to claw back appropriate portions of the Chief Executive Officer’s and Chief Financial Officer’s compensation under the same circumstances.

Tax and Accounting Considerations

U.S. federal tax laws (Section 162(m) of the Internal Revenue Code of 1986, as amended) impose a limitation on our U.S. income tax deductibility of Named Executive Officer compensation, unless it is “performance-based” under the tax rules. The Committee is concerned about the tax aspects of restricted stock and bonus share grants because they are not currently performance-based awards. The Committee will evaluate and consider possible performance elements for future awards. The Committee, however, does not believe the failure of Named Executive Officers equity awards to qualify as performance based awards to have a material impact on the Company at this time.

Executive Compensation and Other Information

The table below sets forth information concerning the annual and long-term compensation paid to or earned by Jerry Cash and David Lawler, who each served as our principal executive officer during 2008; David Grose and Jack Collins, who each served as our principal financial officer during 2008; and the three other most highly compensated executive officers who were serving as executive officers as of December 31, 2008 (the “Named Executive Officers”). The positions of the Named Executive Officers listed in the table below are those positions held in 2008.

Summary Compensation Table

						Non-Equity	All
				Stock	Option	Incentive Plan	Other
Name and Principal Position	Year	Salary	Bonus (1)	Awards (2)	Awards (3)	Compensation (4)	Compensation (5)	Total

Jerry D. Cash	2008	$349,731	$100	$(637,113)	—	$22,225	$11,534	$(253,523)
Chairman of the Board,	2007	$491,346	$1,200	$2,048,169	—	$289,667	$11,300	$2,841,682
President and Chief	2006	$400,000	$1,300	$14,000	—	$165,333	$11,054	$591,687
Executive Officer

David Lawler(6)	2008	$344,616	$390,244	$280,735	$48,000	$104,917	$50,205	$1,218,717
President, Chief Operating Officer and Director	2007	$180,692	$1,200	$515,264	—	$107,672	$96,040	$900,868

David E. Grose	2008	$275,154	$100	$(140,993)	—	$17,850	$11,538	$163,649
Chief Financial Officer	2007	$329,808	$1,200	$1,129,900	—	$193,458	$11,300	$1,665,666
	2006	$270,240	$1,200	$203,890	—	$113,667	$11,054	$600,051

Jack Collins(7)	2008	$152,500	$28,600	$289,363	$19,619	$52,042	$49,994 (8)	$592,118
Interim Chief Financial
Officer and Executive VP
Finance/Corporate
Development

Richard Marlin	2008	$254,486	$17,990	$154,302	—	$32,851	$11,550	$471,179
Executive VP Engineering	2007	$247,865	$1,500	$270,421	—	$102,073	$11,300	$633,159
	2006	$247,500	$1,000	$195,066	—	$77,550	$11,054	$532,170

David Bolton	2008	$230,885	$57,848	$196,108	—	$29,805	$24,542	$539,188
Executive VP Land	2007	$228,461	$1,200	$414,205	—	$92,625	$11,300	$747,791
	2006	$100,961	$1,000	$65,856	—	$39,588	$2,746	$210,151

Thomas Lopus (9)	2008	$95,192	$26,156	$126,131	—	$10,313	$8	$257,800
Executive Vice President
Appalachia

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(1)	See “Compensation Discussion and Analysis — Elements of Executive Compensation Program — Discretionary Bonuses,” exclusive of the portion constituting a tax gross-up. Also includes other miscellaneous bonuses available to all employees totaling less than $1,500 per named executive officer.

(2)	Includes expense related to bonus shares and restricted stock granted under employment agreements. Expense for the bonus shares and restricted stock is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised) (“SFAS No. 123R”) and represents the grant date fair value, which for our common stock was determined by utilizing the closing stock price on the date of grant, with expense being recognized ratably over the requisite service period. Also includes equity portion of the QRC Bonus Plan award earned for 2006. Twenty-five percent of the bonus shares vested in March 2007 at the time the Committee determined the amount of the awards based upon 2006 performance, twenty-five percent of the bonus shares vested in March 2008 and the remaining portion vests and will be paid in March of each of the next two years. Amounts for Messrs. Cash and Grose in 2008 are negative due to forfeiture of unvested equity awards in connection with the termination of their employment during the year.

(3)	Includes expense related to stock options granted to Mr. Lawler and Mr. Collins during 2008. Expense for the stock options is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised) (“SFAS No. 123R”) and represents the grant date fair value, which is calculated using the Black-Scholes Option Pricing Model, with expense being recognized ratably over the requisite service period. For a discussion of valuation assumptions, see Note 10 — Stockholders’ Equity — Stock Awards of the notes to the consolidated financial statements included in this Form 10-K/A.

(4)	Represents the QRC Bonus Plan awards earned for 2007 and 2008 and paid in 2008 and 2009, as applicable, the cash portion of the QRC Bonus Plan awards earned for 2006 and paid in 2007 and productivity gain sharing bonus payments earned and paid in 2006, 2007 and 2008.

(5)	Company matching contribution under the 401(k) savings plan, life insurance premiums, perquisites and personal benefits if $10,000 or more for the year and, for Messrs. Lawler and Bolton, tax withholding gross-ups related to discretionary bonuses paid in 2008 relating to the failure of our former chief financial officer to execute on 10b-5(1)(c) trading plans. See “Compensation Discussion and Analysis — Elements of Executive Compensation Program — Discretionary Bonuses.” Salary shown above has not been reduced by pre-tax contributions to the company-sponsored 401(k) savings plan. For 2008, Company matching contributions were as follows: Mr. Cash — $11,500, Mr. Lawler — $10,193, Mr. Grose — $11,500, Mr. Collins — $6,245, Mr. Marlin — $11,500, Mr. Bolton — $9,437 and Mr. Lopus — $0. Tax withholding gross-up in 2008 for Mr. Lawler was $39,962 and for Mr. Bolton was $15,055.

(6)	Mr. Lawler’s employment as our chief operating officer commenced on April 10, 2007 and as our president effective as of August 23, 2008.

(7)	Mr. Collins’s employment as our executive vice president of investor relations commenced on December 3, 2007 and as our interim chief financial officer and executive vice president of finance/corporate development effective as of August 23, 2008.

(8)	Perquisites and personal benefits for 2008 consist of expenses related to relocation expenses ($40,782), benefits for gym services, parking and social club membership.

(9)	Mr. Lopus’s employment as our Executive Vice President Appalachia commenced on July 16, 2008.

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Grants of Plan-Based Awards in 2008

This table discloses the actual number of stock options and restricted stock awards granted during the last fiscal year, the grant date fair value of these awards and the estimated payouts under non-equity incentive plan awards.

Grants of Plan-Based Awards in 2008

						Estimated
						future
						payouts	All other	All other
						under	stock	option		Grant date
						equity	awards:	awards:	Exercise	fair value
			Estimated future payouts under			incentive	Number of	Number of	or base	of stock
			non-equity incentive plan awards			plan awards	shares of	securities	price of	and
	Approval	Grant	Threshold	Target	Maximum	Target	stock or	underlying	option	option
Name	Date	Date	($)	($)	($)	($)	units (#)	options (#)	awards ($/Sh)	awards(1)

Jerry Cash		(2)	$115,500	$220,500	$519,750
		5/19/08 (3)				(3)
		(4)		$22,225
David Lawler		(2)	$75,816	$144,739	$341,170
		5/19/08 (3)				$24,166
		(4)		$16,917
	10/20/08	10/20/08						200,000 (5)	$0.71	$122,000
David Grose		(2)	$77,000	$147,000	$346,500
		5/19/08 (3)				$25,133
		(4)		$17,850
Jack Collins		(2)	$33,550	$64,050	$150,975
		5/19/08 (3)				$8,976
		(4)		$8,042
	10/20/08	10/23/08						100,000 (6)	$0.48	$41,000
Richard Marlin		(2)	$17,814	$68,711	$187,047
		5/19/08 (3)				$17,808
		(4)		$14,797
David Bolton		(2)	$16,162	$62,339	$169,700
		5/19/08 (3)				$16,517
		(4)		$13,425
Thomas Lopus		(2)	$6,663	$25,696	$69,937
		(4)		$3,750
	6/30/08	7/14/08 (7)					45,000			$441,450

(1)	The amounts included in the “Grant date fair value of stock and option awards” column represents the grant date fair value of the awards made to Named Executive Officers in 2008 computed in accordance with SFAS No. 123(R). The value ultimately realized by the executive upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the SFAS No. 123(R) determined value. For a discussion of valuation assumptions, see Note 10 — Stockholders’ Equity — Stock Awards of the notes to the consolidated financial statements included in this Form 10-K/A.

(2)	Represents an award under the QRC Bonus Plan for 2008. On March 26, 2009, the Committee determined the amount of the award payable for 2008 based upon 2008 performance. The amounts for Messrs. Lawler, Collins, Marlin, Bolton and Lopus are based upon their actual base salary paid during the year. The amounts for Messrs. Cash and Grose represents the amounts they would have been entitled to receive if they had remained employed with the Company for the entire year at the salaries provided for in their employment agreements. See “Compensation Discussion and Analysis — Elements of Executive Compensation Program — Management Annual Incentive Plan” for a discussion of the performance criteria applicable to these awards.

(3)	Represents amounts payable under the LTIP adopted by the Board of Directors on May 19, 2008. The award for Mr. Cash was an indeterminate number of shares based on the increase in our adjusted average share price for 2008 over $9.74. As such, a target amount for the award was not determinable. The amount of Mr. Cash’s award was capped at $3.0 million. For the other Named Executive Officers, a bonus pool equal to three percent of our consolidated income before income taxes, adjusted to (1) add back depreciation, depletion and amortization expenses and (2) exclude the effect of non-cash derivative fair value gains or losses, for the applicable calendar year or period (“Measured Income”) was to be divided among plan participants based on their relative base

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salaries. Each individual would then be issued that number of shares equal to the dollar amount of their award divided by the stock price as of the day the Compensation Committee finalized the awards. For purposes of this table, the target amount is based on the base salaries of all participants as of May 19, 2008 and assumes QRCP’s Measured Income was equal to the budgeted amount. The LTIP program for 2008 was terminated in January 2009 and no awards were paid to the Named Executive Officers for 2008.

(4)	Represents amount payable under our productivity gain sharing bonus program.

(5)	100,000 shares subject to the stock option were immediately vested.

(6)	50,000 shares subject to the stock option were immediately vested.

(7)	Represents an equity award granted in connection with the execution of Mr. Lopus’s employment agreement in 2008. Grant date is the date the employment agreement was executed. One-third of the award vests on July 16, 2009, 2010 and 2011.

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Equity Awards Outstanding at Fiscal Year-End 2008

The following table shows unvested stock awards and stock options outstanding for the Named Executive Officers as of December 31, 2008. Market value is based on the closing market price of our common stock on December 31, 2008 ($0.44 a share).

	Option Awards				Stock Awards
	Number of	Number of					Market value
	Securities	Securities			Number of		of shares or
	Underlying	Underlying			shares or		units of stock
	Unexercised	Unexercised	Option	Option	units that		that
	Options	Options (#)	Exercise	Expiration	have not		have not
	(#) Exercisable	Unexercisable	Price ($)	Date	vested		vested

Jerry Cash(1)	—	—	—	—	—		—
David Lawler	100,000	100,000 (2)	$0.71	10/20/18	60,000	(3)	$26,400
David Grose(4)	—	—	—	—	—		—
Jack Collins	50,000	50,000 (5)	$0.48	10/23/18	40,000	(6)	$17,600
Richard Marlin	—	—	—	—	31,376	(7)	$13,805
Dave Bolton	—	—	—	—	30,740	(8)	$13,526
Thomas Lopus	—	—	—	—	45,000	(9)	$19,800

(1)	Mr. Cash forfeited all of his unvested stock awards when he resigned all of his positions with us on August 23, 2008.

(2)	Option vests on October 20, 2009.

(3)	30,000 shares vest on each of May 1, 2009 and 2010.

(4)	All of Mr. Grose’s unvested stock awards were forfeited in connection with the termination of his employment on September 13, 2008.

(5)	Option vests on October 23, 2009.

(6)	20,000 shares vest on each of December 3, 2009 and 2010.

(7)	15,688 shares vest on each of March 16, 2009 and 2010.

(8)	15,370 shares vest on each of March 16, 2009 and 2010.

(9)	15,000 shares vest on each of July 16, 2009, 2010 and 2011.

Stock Vested in 2008

The following table sets forth certain information regarding stock awards vested during 2008 for the Named Executive Officers.

	Stock Awards
	Number of shares of
	common stock acquired	Value realized on
Name	on vesting (#)	vesting ($)

Jerry Cash	166,088	$1,077,625
David Lawler	30,000	$266,400
David Grose	36,188	$231,544
Jack Collins	20,000	$7,200
Richard Marlin	27,688	$129,924
David Bolton	35,370	$149,282
Thomas Lopus	—	—

For purposes of the above table, the amount realized upon vesting is determined by multiplying the number of shares of stock or units by the market value of the shares or units on the date the shares vested.

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Director Compensation for 2008

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of our directors during the fiscal year ended December 31, 2008.

	Fees earned or	Stock Awards
Name	paid in cash ($)	($)(1)	Total ($)

James Kite	$44,434	$113,012(2)	$157,446
Jon Rateau	$63,125	$113,012(2)	$176,137
John Garrison	$57,500	$113,012(2)	$170,512
Malone Mitchell	$13,750	—(3)	$13,750
William Damon	$51,585	$192,372(4)	$243,957
Bob Alexander	$21,586	—	$21,586
Greg McMichael	$444	—	$444

(1)	Represents the dollar amount recognized for financial statement reporting purposes for 2008 in accordance with FAS 123R.

(2)	In October 2005, Messrs. Kite, Rateau, and Garrison each received a grant of an option for 50,000 shares of common stock. Each option has a term of 10 years and an exercise price of $10.00 per share. The FAS 123R grant date fair value of each option award was $370,000. Options for 10,000 shares were immediately vested and the options for the remaining 40,000 shares were to vest 10,000 per year over the next four years; provided that the director was still serving on the board of directors at the time of the vesting of the stock options. However, as described below, in March 2008, Messrs. Kite, Rateau, and Garrison each exchanged their 20,000 unvested stock options for 10,000 bonus shares of common stock of the Company; 5,000 of these shares vested in October 2008 and 5,000 of these shares will vest in October 2009. The incremental fair value of this exchange, computed in accordance with FAS 123R, as of the exchange date was $51,600. On June 19, 2008, Messrs. Kite, Rateau, and Garrison each received a grant of 5,000 shares of common stock. The FAS 123R grant date fair value of these shares was $36,000.

(3)	In August 2007, Mr. Mitchell received a grant of an option for 50,000 shares of common stock. The option had a term of 10 years and an exercise price of $10.05 per share. The FAS 123R grant date fair value of the option award was $398,000. Options for 10,000 shares were immediately vested and the options for the remaining 40,000 shares were to vest 10,000 per year over the next four years; provided that Mr. Mitchell was still serving on the board of directors at the time of the vesting of the stock options. However, as described below, in March 2008, Mr. Mitchell exchanged his 40,000 unvested stock options for 20,000 bonus shares of common stock of the Company. The incremental fair value of this exchange, computed in accordance with FAS 123R, as of the exchange date was $38,400. Mr. Mitchell resigned from the board of directors on May 7, 2008, and forfeited all 20,000 bonus shares, so no compensation cost was recorded in 2008.

(4)	In August 2007, Mr. Damon received a grant of an option for 50,000 shares of common stock. The option had a term of 10 years and an exercise price of $10.05 per share. The FAS 123R grant date fair value of the option award was $398,000. Options for 10,000 shares were immediately vested and the options for the remaining 40,000 shares were to vest 10,000 per year over the next four years; provided that Mr. Damon was still serving on the board of directors at the time of the vesting of the stock options. However, as described below, in March 2008, Mr. Damon exchanged his 40,000 unvested stock options for 20,000 bonus shares of common stock of the Company; 5,000 of these shares vested in August 2008 and 5,000 of these shares will vest in August of 2009, 2010 and 2011. The incremental fair value of this exchange, computed in accordance with FAS 123R, as of the exchange date was $38,400. On June 19, 2008, Mr. Damon received a grant of 5,000 shares of common stock. The FAS 123R grant date fair value of these shares was $36,000.

In addition to the stock and option awards described above, for the fiscal year ended December 31, 2008, all of our non-employee directors received an annual director fee of $50,000 (the fees for Messrs. Mitchell, Alexander and McMichael were pro rated for 2008 based on their length of service). The chairman of the Audit Committee received an additional $7,500 and the chairmen of the Compensation and Nominating Committees each received an

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additional $5,000. Additionally, Mr. Rateau was appointed Chairman of the Board in September 2008 and received a $30,000 pro rated fee based on his length of service.

In March 2008, the Board of Directors approved the exchange of each unvested stock option for one-half of a bonus share of common stock of the Company, with the same vesting schedule as their unvested options. The directors made the decision to exchange the stock options for bonus shares in order to more closely align the interests of the directors with those of the stockholders. The directors also believed that the recent trend in director compensation was to grant awards of bonus shares rather than stock options. The exchange ratio was determined based on market data provided by T-P. As a result of the exchange, Messrs. Kite, Rateau and Garrison each received 10,000 bonus shares of our common stock and Messrs. Damon and Mitchell each received 20,000 bonus shares of our common stock. 5,000 of these shares vested in 2008 and 5,000 will vest in 2009 for Messrs. Kite, Rateau and Garrison. 5,000 of these shares will vest over each of the next three years for Mr. Damon. Mr. Mitchell forfeited his shares when he resigned in May 2008. Additionally, each of Messrs. Kite, Rateau, Garrison and Damon was awarded 5,000 shares of common stock following the 2008 annual meeting of our stockholders. Mr. Mitchell resigned as a director in May 2008 and therefore did not receive an equity grant for 2008. Mr. Alexander resigned in August 2008 before the shares were issued to him and he relinquished any right to the shares at that time.

In March 2009, the Board of Directors approved a change to the structure of the non-employee directors’ fees, based on the recommendation of the Committee. Under the new fee structure, the annual retainer was increased to $125,000 effective as of January 1, 2009. The Chairman of the Board will receive an additional $30,000 per year, the chair of the Audit Committee will receive an additional $10,000 per year and the chairs of the other committees will receive $5,000 per year. No equity awards will be paid to the non-employee directors for 2009 due to the current low stock price and the large number of shares that would need to be issued in connection with any significant equity component.

Employment Contracts

Each of the Named Executive Officers has or had an employment agreement with us. Mr. Cash resigned all of his positions with us in August 2008 and the employment agreement of Mr. Grose was terminated in September 2008. Except as described below, the employment agreements for each of the Named Executive Officers are substantially similar.

Each of these agreements has an initial term of three years (the “Initial Term”). In October 2008, the Initial Term of the employment agreements for Messrs. Lawler and Collins were extended until August 2011. Upon expiration of the Initial Term, each agreement will automatically continue for successive one-year terms, unless earlier terminated in accordance with the terms of the agreement. The positions, base salary, number of restricted

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shares of our common stock, and shares for purchase pursuant to stock options granted under each of the employment agreements is as follows:

				Number of	Number of Shares
		Expiration of		Shares of	for Purchase
		Initial		Restricted	Pursuant to
Name	Position	Term	Base Salary	Stock	Stock Options

Jerry Cash	Chief Executive Officer	(1)	$525,000	493,080 (2)	—
David Lawler	Chief Operating Officer and President	August 2011	$400,000	90,000	200,000
David Grose	Chief Financial Officer	(1)	$350,000	105,000 (3)	—
Jack Collins	Interim Chief Financial	August 2011	$200,000	60,000	100,000
	Officer and Executive Vice President — Finance/ Corporate Development
David Bolton	Executive Vice President —	March 2010	$225,000	45,000	—
	Land
Richard Marlin	Executive Vice	March 2010	$248,000	45,000	—
	President — Engineering
Thomas Lopus	Executive Vice President —	July 2011	$225,000	45,000	—
	Appalachia

(1)	Agreement has been terminated.

(2)	328,720 of these shares were forfeited at the time the agreement was terminated.

(3)	All of these shares were cancelled at the time the agreement was terminated.

One-third of the restricted shares vest on each of the first three anniversary dates of each employment agreement. In addition, Mr. Grose and Mr. Lawler received 70,000 and 15,000 unrestricted shares, respectively, of our common stock in connection with the execution of their employment agreements.

In connection with the amendments to the employment agreements of Messrs. Lawler and Collins in October 2008, Mr. Lawler received a nonqualified stock option to purchase 200,000 shares of the Company’s common stock at an exercise price of $0.71 per share and Mr. Collins received a non-qualified stock option to purchase 100,000 shares of the Company’s common stock at an exercise price of $0.48 per share. One-half of these options were immediately vested and the other half will vest on the first anniversary date of the applicable amendment. These options are included in the table above.

Each executive is eligible to participate in all of our incentive bonus plans that are established for our executive officers. If we terminate an executive’s employment without “cause” (as defined below) or if an executive terminates his employment agreement for Good Reason (as defined below), in each case after notice and cure periods —

•	the executive will receive his base salary for the remainder of the term,

•	we will pay the executive’s health insurance premium payments for the duration of the COBRA continuation period (18 months) or until he becomes eligible for health insurance with a different employer,

•	the executive will receive his pro rata portion of any annual bonus and other incentive compensation to which he would have been entitled; and

•	his unvested shares of restricted stock will vest (which vesting may be deferred for six months if necessary to comply with Section 409A of the Internal Revenue Code).

Under each of the employment agreements, Good Reason means:

•	our failure to pay the executive’s salary or annual bonus in accordance with the terms of the agreement (unless the payment is not material and is being contested by us in good faith);

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•	if we require the executive to be based anywhere other than Oklahoma City, Oklahoma (or, in the case of Mr. Lopus, Pittsburgh, Pennsylvania);

•	a substantial or material reduction in the executive’s duties or responsibilities; or

•	the executive no longer has the title specified above (though this does not apply to Mr. Lopus and in the case of Mr. Collins, Good Reason does not apply in the situation where he no longer holds the interim chief financial officer position as long as he continues to have a title, position and duties not materially less than those of executive vice president finance/corporate development).

For purposes of the employment agreements, “cause” includes the following:

•	any act or omission by the executive that constitutes gross negligence or willful misconduct;

•	theft, dishonest acts or breach of fiduciary duty that materially enrich the executive or materially damage us or conviction of a felony,

•	any conflict of interest, except those consented to in writing by us;

•	any material failure by the executive to observe our work rules, policies or procedures;

•	failure or refusal by the executive to perform his duties and responsibilities required under the employment agreements, or to carry out reasonable instruction, to our satisfaction;

•	any conduct that is materially detrimental to our operations, financial condition or reputation; or

•	any material breach of the employment agreement by the executive.

The following summarizes potential maximum payments that an executive could receive upon a termination of employment without cause or for Good Reason, actual amounts are likely to be less.

		Unvested Equity
Name	Base Salary(1)	Compensation(2)	Bonus(3)	Benefits(4)	Total

David Lawler	$1,057,534	$53,400	$336,000	$21,522	$1,468,456
Jack Collins	$528,767	$19,600	$84,000	$25,461	$657,828
Richard Marlin	$302,356	$13,805	$66,960	$9,703	$392,824
David Bolton	$265,685	$13,526	$60,750	$17,582	$357,543
Thomas Lopus	$570,205	$19,800	$60,750	$17,582	$668,337

(1)	Assumes full amount of remaining base salary payable under the agreement as of December 31, 2008 is paid (with no renewal of the term of the agreement). Actual amounts may be less.

(2)	For purposes of this table, we have used the number of unvested stock awards and stock options as of December 31, 2008 and the closing price of our common stock on that date ($0.44). Assumes all such equity awards remain unvested on the date of termination. No value was assigned to unvested stock options since the exercise price exceeded the stock price on December 31, 2008.

(3)	Represents target amounts payable under the QRC Bonus Plan for 2009. Assumes a full year’s bonus (i.e., if employment were terminated on December 31 of a year). Actual payment would be pro-rated based on the number of days in the year during which the executive was employed. For Mr. Lawler, also assumes he will be granted (i) a number of performance shares under the Omnibus Plan having a value equal to 50% of the payment he would have been paid under the QRC Bonus Plan and (ii) a number of restricted shares under the Omnibus Plan having a value equal to 50% of the payment he would have been paid under the QRC Bonus Plan.

(4)	Represents 18 months of insurance premiums at current rates.

On August 23, 2008, Jerry Cash resigned as our Chairman of the Board, Chief Executive Officer and President. He was paid his base salary through his last day of work, was not entitled to receive any additional compensation pursuant to his employment agreement and forfeited his rights in his unvested equity awards. On September 13, 2008, David Grose’s employment was terminated, and he was paid his base salary through his last day of work, was

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not entitled to receive any additional compensation pursuant to his employment agreement and all of his equity awards granted under his employment agreement were cancelled.

In general, base salary payments will be paid to the executive in equal installments on our regular payroll dates, with the installments commencing six months after the executive’s termination of employment (at which time the executive will receive a lump sum amount equal to the monthly payments that would have been paid during such six month period). However, the payments may be commenced immediately if an exemption under Internal Revenue Code § 409A is available.

If the executive’s employment is terminated without cause within two years after a change in control (as defined below), then the base salary payments will be paid in a lump sum six months after termination of employment.

Under the employment agreements, a “change in control” is generally defined as:

•	the acquisition by any person or group of our common stock that, together with shares of common stock held by such person or group, constitutes more than 50% of the total voting power of our common stock;

•	any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of our common stock possessing 35% or more of the total voting power of our common stock;

•	a majority of members of our board of directors being replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election; or

•	any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from us that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of our assets immediately prior to the acquisition or acquisitions.

The pro rata portion of any annual bonus or other compensation to which the executive would have been entitled for the year during which the termination occurred will generally be paid at the time bonuses are paid to all employees, but in no event later than March 15th of the calendar year following the calendar year the executive separates from service. However, unless no exception to Internal Revenue Code § 409A applies, payment will be made six months after the executive’s termination of employment, if later.

If the executive is unable to render services as a result of physical or mental disability, we may terminate his employment, and he will receive a lump-sum payment equal to one year’s base salary and all compensation and benefits that were accrued and vested as of the date of termination. If necessary to comply with Internal Revenue Code § 409A, the payment may be deferred for six months.

Each of the employment agreements also provides for one-year restrictive covenants of non-solicitation in the event the executive terminates his own employment or is terminated by us for cause. Our obligation to make severance payments is conditioned upon the executive not competing with us during the term that severance payments are being made.

Compensation Committee Interlocks and Insider Participation

None of the persons who served on our Compensation Committee during the last completed fiscal year (Jon H. Rateau, John C. Garrison, James B. Kite, Jr., William H. Damon III and Greg McMichael) (i) was an officer or employee of the Company during the last fiscal year or (ii) had any relationship requiring disclosure under Item 404 of Regulation S-K. Except for Mr. Garrison, who previously served as our Treasurer from 1998 to 2001, none of the persons who served on our Compensation Committee during the last completed fiscal year was formerly an officer of the Company.

None of our executive officers, during the last completed fiscal year, served as a (i) member of the compensation committee of another entity, one of whose executive officers served on our Compensation Committee; (ii) director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) member of the compensation committee of another entity, one of whose executive officers served as our director.

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Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management, and based on such review and discussions, the Compensation Committee has recommended to the Board of Directors of the Company that such Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K and the Company’s Proxy Statement.

Greg McMichael, Chairman
William H. Damon III
James B. Kite, Jr.
Jon H. Rateau
John C. Garrison

Note: Mr. Rateau served on the Compensation Committee and was its chairman until September 4, 2008. Mr. Damon served on the Compensation Committee for all of 2008 and was its chairman from September 4, 2008 until December 29, 2008. Mr. Garrison served on the Compensation Committee from September 4, 2008 until December 29, 2008. Mr. McMichael joined the board of directors on December 29, 2008, at which time he was appointed chairman of the Compensation Committee. As such, Messrs. McMichael and Garrison had only limited involvement in the compensation decisions related to 2008.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth information as of May 15, 2009 concerning the shares of our common stock beneficially owned by (i) each person known by us, solely by reason of our examination of Schedule 13D and 13G filings made with the SEC and by information voluntarily provided to us by certain stockholders, to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our directors, (iii) each of the executive officers named in the summary compensation table and (iv) all current directors and executive officers as a group. If a person or entity listed in the following table is the beneficial owner of less than one percent of the securities outstanding, this fact is indicated by an asterisk in the table.

	Number of Shares of
	Quest Resource
	Corporation Common	Percent
	Stock	of Class of Quest
	Beneficially	Resource Corporation
Name and Address of Beneficial Owner	Owned(1)	Common Stock

Advisory Research, Inc.(2) 180 North Stetson, Suite 5500 Chicago, IL 60601	2,889,400	9.1%
Jerry D. Cash(3)	1,463,270	4.6%
James B. Kite, Jr.(4)(5)	956,157	3.0%
David C. Lawler(6)	183,415	*
Jack T. Collins(7)	113,000	*
John C. Garrison(4)(8)	106,053	*
Richard Marlin(9)	61,012	*
David Grose(10)	56,080	*
David W. Bolton(11)	47,776	*
Thomas A. Lopus(12)	45,000	*
Jon H. Rateau(4)(13)	40,000	*
William H. Damon III(14)	20,000	*
Greg McMichael	—	—
All Current Directors and Executive Officers as a Group (11 Persons)	1,572,413	4.9%

141

(1)	The number of securities beneficially owned by the persons or entities above is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any securities as to which the person or entity has sole or shared voting power or investment power and also any securities that the person or entity has the right to acquire within 60 days through the exercise of any option or other right. The inclusion herein of such securities, however, does not constitute an admission that the named equityholder is a direct or indirect beneficial owner of such securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all securities listed as owned by such person or entity.

(2)	Advisory Research, Inc. (“ARI”) is the general partner and investment manager of Advisory Research Micro Cap Value Fund, L.P. (“Advisory Micro Cap”) (which owns 1,503,421 shares of our common stock) and Advisory Research Energy Fund, L.P. (“Advisory Energy”) (which owns 533,874 shares of our common stock) and is registered under the Investment Advisers Act of 1940. By virtue of investment management agreements with each of Advisory Micro Cap, Advisory Energy, and other discretionary client funds, ARI is deemed to have beneficial ownership over the 2,889,400 shares.

(3)	Includes (i) 1,200 shares of our common stock owned by Mr. Cash’s wife, Sherry J. Cash and (ii) 7,678 shares held in Mr. Cash’s retirement account (Mr. Cash does not have voting rights with respect to the shares held in his profit sharing retirement account). Mr. Cash disclaims beneficial ownership of the shares owned by Sherry J. Cash. Mr. Cash did not respond to our request to confirm the exact beneficial ownership information and, as a result, it is based on his most recent Form 4 adjusted for forfeitures; however, he has advised us that all of the shares of our common stock beneficially owned by him have been pledged to secure a personal loan.

(4)	Includes options to acquire 30,000 shares of our common stock that are immediately exercisable.

(5)	Includes 916,157 shares of our common stock owned by McKown Point LP, a Texas Limited Partnership. Easterly Family Investments LLC is the sole general partner of McKown Point LP. Easterly Family Investments LLC is wholly owned by the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. Mr. Kite and Bank of Texas, N.A. are the trustees of the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. Easterly Family Investments LLC, the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. and James B. Kite, Jr. may be deemed to have beneficial ownership of the shares owned by McKown Point LP. In addition, Mr. Kite is entitled to receive 5,000 bonus shares upon satisfaction of certain vesting requirements. Mr. Kite does not have the ability to vote these bonus shares.

(6)	Includes 30,000 restricted shares, which are subject to vesting, and options to acquire 100,000 shares of our common stock that are immediately exercisable.

(7)	Includes 40,000 restricted shares, which are subject to vesting, and options to acquire 50,000 shares of our common stock that are immediately exercisable.

(8)	Mr. Garrison is also entitled to receive 5,000 bonus shares upon satisfaction of certain vesting requirements. Mr. Garrison does not have the ability to vote these bonus shares.

(9)	Includes 15,000 restricted shares, which are subject to vesting. In addition, Mr. Marlin is entitled to receive 688 bonus shares upon satisfaction of certain vesting requirements. Mr. Marlin does not have the ability to vote these bonus shares.

(10)	Includes 3,281 shares of our common stock held in Mr. Grose’s retirement account (Mr. Grose does not have voting rights with respect to these shares). Mr. Grose did not respond to our request to confirm the exact beneficial ownership information and, as a result it is based on his most recent Form 4 adjusted for shares cancelled in connection with the termination of his employment.

(11)	Includes 15,000 restricted shares, which are subject to vesting. In addition, Mr. Bolton is entitled to receive 370 bonus shares upon satisfaction of certain vesting requirements. Mr. Bolton does not have the ability to vote these bonus shares.

(12)	Consists of 45,000 restricted shares, which are subject to vesting.

(13)	Mr. Rateau is also entitled to receive 5,000 bonus shares upon satisfaction of certain vesting requirements. Mr. Rateau does not have the ability to vote these bonus shares.

142

(14)	Includes options to acquire 10,000 shares of our common stock that are immediately exercisable. In addition, Mr. Damon is entitled to receive 5,000 bonus shares upon satisfaction of certain vesting requirements. Mr. Damon does not have the ability to vote these bonus shares.

Equity Compensation Plans

The table below sets forth information concerning compensation plans under which equity securities are authorized for issuance as of the fiscal year ended December 31, 2008.

Equity Compensation Plan Information

			Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon exercise	exercise price of	future issuance under
	of outstanding options,	outstanding options,	equity compensation
Plan category	warrants and rights	warrants and rights	plans

Equity compensation plans approved by security holders(1)	310,000	$0.94	1,349,859(3)
Equity compensation plans not approved by security holders(2)	90,000	$10.00	—

Total	400,000	$2.98	1,349,859

(1)	Consists of (a) 10,000 immediately vested 10-year options issued to one of our non-employee directors (Mr. Damon) in August 2007 with an exercise price of $10.05 per share; (b) 200,000 10-year options issued to Mr. Lawler in October 2008, one-half of which were immediately vested and one-half of which will vest on the first anniversary of the date of grant, with an exercise price of $0.71; and (c) 100,000 10-year options issued to Mr. Collins in October 2008, one-half of which were immediately vested and one-half of which will vest on the first anniversary of the date of grant, with an exercise price of $0.48.

(2)	Consists of 30,000 options issued to each of our non-employee directors (Messrs. Kite, Garrison and Rateau) in October 2005. For each director, 10,000 of the options were immediately vested and 10,000 of the remaining options vested on the first two anniversaries of the date of grant. The options have a term of 10 years and an exercise price of $10.00 per share.

(3)	Excludes securities to be issued upon exercise of outstanding options, warrants and rights. Amount includes 78,669 unvested and unissued shares awarded under our management incentive plan that are subject to forfeiture.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Transactions

No director, executive officer or stockholder who is known to us to own of record or beneficially own more than five percent of our common stock, or any member of the immediate family of such director, executive officer or stockholder, had a direct or indirect material interest in any transaction since the beginning of the year ended December 31, 2008, or any currently proposed transaction, in which we or one of our subsidiaries is a party and the amount involved exceeds $120,000.

See Note 15 — Related Party Transactions to the accompanying consolidated financial statements for descriptions of certain unauthorized transactions made by our former chief executive officer and two former officers.

Policy Regarding Transactions with Related Persons

We do not have a formal, written policy for the review, approval or ratification of transactions between us and any director or executive officer, nominee for director, 5% stockholder or member of the immediate family of any

143

such person that are required to be disclosed under Item 404(a) of Regulation S-K. However, our policy is that any activities, investments or associations of a director or officer that create, or would appear to create, a conflict between the personal interests of such person and our interests must be assessed by our Chief Financial Officer or the Audit Committee.

Director Independence

Our Board of Directors has determined that each of our directors, except Mr. Lawler, is an independent director, as defined in the applicable rules and regulations of The NASDAQ Global Market, including Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market LLC.

ITEM 14.  PRINCIPAL ACCOUNTING FEES AND SERVICES.

Audit and Non-Audit Fees

On August 1, 2008, MHM resigned as our independent registered public accounting firm as a result of its operations having been acquired by Eide Bailly. We engaged Eide Bailly on that date as our independent registered public accounting firm. On September 25, 2008, Eide Bailly notified us that it was resigning as our independent registered accounting firm effective upon the earlier of the date of the filing of the Company’s Form 10-Q for the period ended September 30, 2008, or November 10, 2008. On October 23, 2008, our Board of Directors approved the recommendation of the Audit Committee to appoint UHY as our independent registered public accounting firm.

The following table lists fees billed by MHM, Eide Bailly and UHY for services rendered during the years ended December 31, 2007 and 2008.

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

Audit Fees(1)	$514,593	$354,738
Audit-Related Fees(2)	316,561	3,100
Tax Fees(3)	174,195	117,891
All Other Fees	—	—

Total Fees	$1,005,349	$475,729

1.	Audit Fees include fees billed for services performed to comply with Generally Accepted Auditing Standards (GAAS), including the recurring audit of our consolidated financial statements for such period included in the Annual Report on Form 10-K and for the reviews of the consolidated quarterly financial statements included in the Quarterly Reports on Form 10-Q filed with the SEC. This category also includes fees for audits provided in connection with statutory filings or procedures related to the audit of income tax provisions and related reserves, consents and assistance with and review of documents filed with the SEC. During 2008, UHY billed us $215,327 for audit fees.

2.	Audit-Related Fees include fees for services associated with assurance and reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to assistance in financial due diligence related to mergers and acquisitions, consultations regarding GAAP, reviews and evaluations of the impact of new regulatory pronouncements, general assistance with implementation of Sarbanes-Oxley Act of 2002 requirements and audit services not required by statute or regulation. This category also includes audits of pension and other employee benefit plans, as well as the review of information systems and general internal controls unrelated to the audit of the financial statements. During 2008, UHY did not bill us any amount for audit-related fees.

3.	Tax fees consist of fees related to the preparation and review of our federal and state income tax returns and tax consulting services. During 2008, UHY did not bill us any amount for tax fees.

The Audit Committee has concluded the provision of the non-audit services listed above as “Audit-Related Fees” and “Tax Fees” is compatible with maintaining the auditors’ independence and has approved all of the fees discussed above.

144

All services to be performed by the independent public accountants must be pre-approved by the Audit Committee, which has chosen not to adopt any pre-approval policies for enumerated services and situations, but instead has retained the sole authority for such approvals.

PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)(1) and (2) Financial Statements.  See “Index to Financial Statements” set forth on page F-1 of this Form 10-K/A.

(a)(3) Index to Exhibits.  Exhibits requiring attachment pursuant to Item 601 of Regulation S-K are listed in the Index to Exhibits beginning on page 148 of this Form 10-K/A that is incorporated herein by reference.

145

QUEST RESOURCE CORPORATION
Index To Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Quest Resource Corporation:

We have audited the accompanying consolidated balance sheets of Quest Resource Corporation and subsidiaries (the Company) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, cash flows and stockholders’ (deficit) equity for each of the four years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quest Resource Corporation and subsidiaries at December 31, 2008, 2007 and 2006, and the results of their operations and their cash flows for each of the four years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2008, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations, accumulated deficit, and inability to generate sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 1 and 18 to the consolidated financial statements, the Company has restated its previously issued consolidated financial statements as of December 31, 2007, 2006 and for the years ended December 31, 2007, 2006 and 2005, which were audited by other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2009 expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ UHY LLP
Houston, Texas
June 2, 2009

(Except for the Reclassification Section in Note 1, Note 4, and

Note 19, as to which the date is July 28, 2009.)

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Quest Resource Corporation:

We have audited Quest Resource Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission. Quest Resource Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weaknesses related to ineffective controls over the period-end financial reporting process have been identified and included in management’s assessment. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008. This report does not affect our report on such financial statements. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2008:

(1) Control environment — The Company did not maintain an effective control environment. The control environment which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Each of these control environment material weaknesses contributed to the material weaknesses discussed in items (2) through (8) below. The Company did not maintain an effective control environment because of the following material weaknesses:

(a) The Company did not maintain a tone and control consciousness that consistently emphasized adherence to accurate financial reporting and enforcement of Company policies and procedures. This

F-3

control deficiency fostered a lack of sufficient appreciation for internal controls over financial reporting, allowed for management override of internal controls in certain circumstances and resulted in an ineffective process for monitoring the adherence of the Company’s policies and procedures.

(b) The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with its financial reporting requirements and business environment.

(c) The Company did not maintain an effective anti-fraud program designed to detect and prevent fraud relating to (i) an effective whistle-blower program, (ii) consistent background checks of personnel in positions of responsibility, and (iii) an ongoing program to manage identified fraud risks.

The control environment material weaknesses described above contributed to the material weaknesses related to the transfers that were the subject of the internal investigation and to its internal control over financial reporting, period end financial close and reporting, accounting for derivative instruments, stock compensation costs, depreciation, depletion and amortization, impairment of oil and gas properties and cash management described in items (2) to (8) below.

(2) Internal control over financial reporting  — The Company did not maintain effective monitoring controls to determine the adequacy of its internal control over financial reporting and related policies and procedures because of the following material weaknesses:

(a) The Company’s policies and procedures with respect to the review, supervision and monitoring of its accounting operations throughout the organization were either not designed and in place or not operating effectively.

(b) The Company did not maintain an effective internal control monitoring function. Specifically, there were insufficient policies and procedures to effectively determine the adequacy of the Company’s internal control over financial reporting and monitoring the ongoing effectiveness thereof.

Each of these material weaknesses relating to the monitoring of the Company’s internal control over financial reporting contributed to the material weaknesses described in items (3) through (8) below.

(3) Period end financial close and reporting  — The Company did not establish and maintain effective controls over certain of its period-end financial close and reporting processes because of the following material weaknesses:

(a) The Company did not maintain effective controls over the preparation and review of the interim and annual consolidated financial statements and to ensure that it identified and accumulated all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and that balances and disclosures reported in the consolidated financial statements reconciled to the underlying supporting schedules and accounting records.

(b) Company did not maintain effective controls to ensure that it identified and accumulated all required supporting information to ensure the completeness and accuracy of the accounting records.

(c) The Company did not maintain effective controls over the preparation, review and approval of account reconciliations. Specifically, the Company did not have effective controls over the completeness and accuracy of supporting schedules for substantially all financial statement account reconciliations.

(d) The Company did not maintain effective controls over the complete and accurate recording and monitoring of intercompany accounts. Specifically, effective controls were not designed and in place to ensure that intercompany balances were completely and accurately classified and reported in the Company’s underlying accounting records and to ensure proper elimination as part of the consolidation process.

(e) The Company did not maintain effective controls over the recording of journal entries, both recurring and non-recurring. Specifically, effective controls were not designed and in place to ensure that

F-4

journal entries were properly prepared with sufficient support or documentation or were reviewed and approved to ensure the accuracy and completeness of the journal entries recorded.

(4) Derivative instruments  — The Company did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments. Specifically, the Company did not adequately document the criteria for measuring hedge effectiveness at the inception of certain derivative transactions and did not subsequently value those derivatives appropriately.

(5) Stock compensation cost  — The Company did not establish and maintain effective controls to ensure completeness and accuracy of stock compensation costs. Specifically, effective controls were not designed and in place to ensure that documentation of the terms of the awards were reviewed in order to be recorded accurately.

(6) Depreciation, depletion and amortization  — The Company did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense. Specifically, effective controls were not designed and in place to calculate and review the depletion of oil and gas properties.

(7) Impairment of oil and gas properties  — The Company did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs. Specifically, effective controls were not designed and in place to determine, review and record the nature of items recorded to oil and gas properties and the calculation of oil and gas property impairments.

(8) Cash management  — The Company did not establish and maintain effective controls to adequately segregate the duties over cash management. Specifically, effective controls were not designed to prevent the misappropriation of cash.

Additionally, each of the control deficiencies described in items (1) through (8) above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Management has determined that each of the control deficiencies in items (1) through (8) above constitutes a material weakness. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, cash flows, and stockholders’ (deficit) equity of the Company as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2008. Our report dated June 2, 2009 expressed an unqualified opinion on those financial statements and included (1) an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern and (2) an explanatory paragraph related to the Company’s restatement of the 2007, 2006, and 2005 financial statements.

/s/ UHY LLP
Houston, Texas
June 2, 2009

F-5

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
($ in thousands, except share and per share data)

	December 31,
	2008	2007	2006
		(Restated)	(Restated)

ASSETS
Current assets:
Cash and cash equivalents	$13,785	$6,680	$33,820
Restricted cash	559	1,236	1,150
Accounts receivable — trade, net	16,715	15,557	9,651
Other receivables	9,434	1,480	235
Other current assets	2,858	3,962	1,076
Inventory	11,420	6,622	5,632
Current derivative financial instrument assets	42,995	8,008	14,109

Total current assets	97,766	43,545	65,673
Oil and gas properties under full cost method of accounting, net	172,537	300,953	241,278
Pipeline assets, net	310,439	294,526	126,654
Other property and equipment, net	23,863	21,505	16,680
Other assets, net	14,735	8,541	9,629
Long-term derivative financial instrument assets	30,836	3,467	8,022

Total assets	$650,176	$672,537	$467,936

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$35,804	$31,202	$16,411
Revenue payable	8,309	7,725	4,989
Accrued expenses	7,138	8,387	786
Current portion of notes payable	45,013	666	324
Current derivative financial instrument liabilities	12	8,108	8,879

Total current liabilities	96,276	56,088	31,389
Non-current liabilities:
Long-term derivative financial instrument liabilities	4,230	6,311	10,878
Asset retirement obligations	5,922	2,938	1,410
Notes payable	343,094	233,046	225,245

Total long-term liabilities	353,246	242,295	237,533

Minority interests	204,536	297,385	84,173
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; authorized shares — 50,000,000; none issued and outstanding	—	—	—
Common stock, $0.001 par value; authorized shares — 200,000,000; issued — 32,224,643, 23,553,230 and 22,365,883 at December 31, 2008, 2007 and 2006; outstanding — 31,720,312, 22,471,355, and 22,248,883 at December 31, 2008, 2007 and 2006, respectively	33	24	22
Additional paid-in capital	298,583	211,852	205,772
Treasury stock at cost	(7)	—	—
Accumulated deficit	(302,491)	(135,107)	(90,953)

Total stockholders’ (deficit) equity	(3,882)	76,769	114,841

Total liabilities and stockholders’ (deficit) equity	$650,176	$672,537	$467,936

The accompanying notes are an integral part of these consolidated financial statements.

F-6

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands, except share and per share data)

	Years ended December 31,
	2008	2007	2006	2005
		(Restated)	(Restated)	(Restated)

Revenue:
Oil and gas sales	$162,499	$105,285	$72,410	$70,628
Gas pipeline revenue	28,176	9,853	5,014	3,939

Total revenues	190,675	115,138	77,424	74,567
Costs and expenses:
Oil and gas production	44,111	36,295	25,338	18,532
Pipeline operating	29,742	21,098	13,151	7,703
General and administrative expenses	28,269	21,023	8,655	6,218
Depreciation, depletion and amortization	70,445	39,782	27,011	22,244
Impairment of oil and gas properties	298,861	—	—	—
Misappropriation of funds	—	2,000	6,000	2,000

Total costs and expenses	471,428	120,198	80,155	56,697

Operating income (loss)	(280,753)	(5,060)	(2,731)	17,870
Other income (expense):
Gain (loss) from derivative financial instruments	66,145	1,961	52,690	(73,566)
Gain (loss) on sale of assets	24	(322)	3	12
Loss on early extinguishment of debt	—	—	—	(12,355)
Other income (expense)	305	(9)	99	389
Interest expense	(25,609)	(44,044)	(20,957)	(28,271)
Interest income	236	416	390	46

Total other income (expense)	41,101	(41,998)	32,225	(113,745)

Income (loss) before income taxes and minority interests	(239,652)	(47,058)	29,494	(95,875)
Income tax benefit (expense)	—	—	—	—

Net income (loss) before minority interest	(239,652)	(47,058)	29,494	(95,875)
Minority interest	72,268	2,904	14	—

Net income (loss)	(167,384)	(44,154)	29,508	(95,875)
Preferred stock dividends	—	—	—	(10)

Net income (loss) available to common shareholders	$(167,384)	$(44,154)	$29,508	$(95,885)

Net income (loss) available to common shareholders per share:
Basic	$(6.20)	$(1.97)	$1.33	$(11.48)
Diluted	$(6.20)	$(1.97)	$1.33	$(11.48)
Weighted average common and common equivalent shares outstanding:
Basic	27,010,690	22,379,479	22,119,497	8,351,945

Diluted	27,010,690	22,379,479	22,129,607	8,351,945

The accompanying notes are an integral part of these consolidated financial statements.

F-7

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Years Ended December 31,
	2008	2007	2006	2005
		(Restated)	(Restated)	(Restated)

Cash flows from operating activities:
Net income (loss)	$(167,384)	$(44,154)	$29,508	$(95,875)
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:
Depreciation, depletion and amortization	70,445	39,782	27,011	22,244
Impairment of oil and gas properties	298,861	—	—	—
Accretion of debt discount	—	—	—	11,478
Stock-based compensation	1,939	6,081	1,037	1,217
Stock-based compensation — minority interests	486	1,137	—	—
Stock issued for services and retirement plan	—	—	904	559
Amortization of deferred loan costs	2,100	11,220	2,069	4,497
Change in fair value of derivative financial instruments	(72,533)	5,318	(70,402)	46,602
Bad debt expense	—	22	85	302
Minority interest	(72,268)	(2,904)	(14)	—
Loss on early extinguishment of debt	—	—	—	12,355
Loss on disposal of property and equipment	—	1,363	—	—
Change in assets and liabilities:
Accounts receivable	(1,158)	(5,928)	604	(4,469)
Other receivables	(7,954)	(1,245)	108	181
Other current assets	4,173	(2,827)	860	(1,693)
Other assets	318	15	(819)	788
Accounts payable	5,233	14,347	2,550	(14,867)
Revenue payable	584	2,736	(256)	1,518
Accrued expenses	(1,187)	4,001	137	61
Other long-term liabilities	404	220	167	210
Other	(159)	(388)	1,053	116

Net cash provided by (used in) operating activities	61,900	28,796	(5,398)	(14,776)

Cash flows from investing activities:
Restricted cash	677	(86)	3,168	(4,318)
Acquisition of business — PetroEdge	(141,777)	—	—	—
Acquisition of business — KPC	—	(133,725)	—	—
Acquisition of minority interest — ArcLight	—	—	—	(26,100)
Equipment, development, leasehold and pipeline	(141,553)	(138,657)	(168,315)	(35,312)
Proceeds from sale of oil and gas properties	16,100	—	—	—

Net cash used in investing activities	(266,553)	(272,468)	(165,147)	(65,730)

Cash flows from financing activities:
Proceeds from bank borrowings	86,195	44,580	125,170	100,103
Repayments of note borrowings	(59,800)	(225,441)	(589)	(135,565)
Proceeds from revolver note	128,000	224,000	75,000	—
Repayment of revolver note	—	(35,000)	(75,000)	—
Proceeds from Quest Energy	—	163,800	—	—
Proceeds from Quest Midstream	—	75,230	84,187	—
Syndication costs	—	(14,618)	—	—
Distributions to unitholders	(24,413)	(5,872)	—	—
Proceeds from subordinated debt	—	—	—	15,000
Repayment of subordinated debt	—	—	—	(83,912)
Refinancing costs	(3,018)	(10,147)	(4,569)	(6,281)
Equity offering costs	—	—	(393)	—
Dividends paid	—	—	—	(10)
Repurchase of restricted stock	(7)	—	—	—
Proceeds from issuance of common stock	84,801	—	—	185,272

Net cash provided by financing activities	211,758	216,532	203,806	74,607

Net increase (decrease) in cash	7,105	(27,140)	33,261	(5,899)
Cash and cash equivalents beginning of period	6,680	33,820	559	6,458

Cash and cash equivalents end of period	$13,785	$6,680	$33,820	$559

The accompanying notes are an integral part of these consolidated financial statements.

F-8

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, 2006, and 2005
(amounts as of and prior to December 31, 2007 are restated)
($ in thousands, except share amounts)

		Preferred	Common	Common	Additional	Shares of
	Preferred	Stock	Shares	Stock	Paid-in	Treasury	Treasury	Accumulated
	Shares	Par Value	Issued	Par Value	Capital	Stock	Stock	Deficit	Total

Balance, December 31, 2004	10,000	$—	5,699,877	$6	$17,192	$—	$—	$(24,576)	$(7,378)
Proceeds from stock offering	—	—	15,258,164	15	183,257	—	—	—	183,272
Conversion of preferred stock	(10,000)	—	16,000	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	—	—	(10)	(10)
Stock issued for warrants exercised	—	—	639,840	1	(1)	—	—	—	—
Stock issued for services	—	—	8,660	—	64	—	—	—	64
Stock sold for cash	—	—	400,000	—	2,000	—	—	—	2,000
Stock issued to retirement plan	—	—	49,842	—	495	—	—	—	495
Stock based compensation	—	—	—	—	1,217	—	—	—	1,217
Restricted stock grants, net of forfeitures	—	—	140,000	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(95,875)	(95,875)

Balance, December 31, 2005	—	—	22,212,383	22	204,224	—	—	(120,461)	83,785
Equity offering costs	—	—	—	—	(393)	—	—	—	(393)
Stock issued to refinance debt	—	—	82,500	—	904	—	—	—	904
Stock based compensation	—	—	—	—	1,037	—	—	—	1,037
Restricted stock grants, net of forfeitures	—	—	71,000	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	29,508	29,508

Balance, December 31, 2006	—	—	22,365,883	22	205,772	—	—	(90,953)	114,841
Stock based compensation	—	—	—	—	6,081	—	—	—	6,081
Restricted stock grants, net of forfeitures	—	—	1,187,347	2	(1)	—	—	—	1
Net loss	—	—	—	—	—	—	—	(44,154)	(44,154)

Balance, December 31, 2007	—	—	23,553,230	24	211,852	—	—	(135,107)	76,769
Proceeds from stock offering	—	—	8,800,000	9	84,692	—	—	—	84,701
Stock based compensation	—	—	—	—	1,939	—	—	—	1,939
Restricted stock grants, net of forfeitures	—	—	(138,587)	—	—	—	—	—	—
Exercise of stock options	—	—	10,000	—	100	—	—	—	100
Repurchase of common stock	—	—	—	—	—	(21,955)	(7)	—	(7)
Net loss	—	—	—	—	—	—	—	(167,384)	(167,384)

Balance, December 31, 2008	—	$—	32,224,643	$33	$298,583	(21,955)	$(7)	$(302,491)	$(3,882)

The accompanying notes are an integral part of these consolidated financial statements.

F-9

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization, Reclassification, Misappropriation, Reaudit and Restatement, Going Concern and Business

Organization

Quest Resource Corporation (“Quest” or “QRCP”) is a Nevada corporation. Unless the context clearly requires otherwise, references to “we,” “us,” “our” or the “Company” are intended to mean Quest Resource Corporation and its consolidated subsidiaries.

We are an integrated independent energy company involved in the acquisition, development, gathering, transportation, exploration, and production of oil and natural gas. Our principal operations and producing properties are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma and the Appalachian Basin in West Virginia and New York. We conduct substantially all of our production operations through Quest Energy Partners, L.P. (Nasdaq: QELP) (“Quest Energy” or “QELP”) and our natural gas transportation and gathering operations through Quest Midstream Partners, L.P. (“Quest Midstream” or “QMLP”). Our Appalachian Basin operations are primarily focused on the development of the Marcellus Shale through Quest Eastern Resource LLC (“Quest Eastern”) and Quest Energy. Our Cherokee Basin operations are currently focused on developing CBM gas production through Quest Energy, which is served by a gas gathering pipeline network owned through Quest Midstream. Quest Midstream also owns an interstate natural gas transmission pipeline.

Reclassification

During July 2009, we determined we had incorrectly classified realized gains on commodity derivative instruments for the year ended December 31, 2008. This error resulted in an understatement of revenue and an overstatement of gain from derivative financial instruments by approximately $14.6 million for the year ended December 31, 2008 of which $2.4 million, $17.8 million, $15.1 million and $(20.7) million related to the quarters ended March 31, June 30, September 30 and December 31, 2008, respectively. The error had no effect on net income (loss), net income (loss) per share, stockholders’ equity or the Company’s Consolidated Balance Sheet, Consolidated Statement of Cash Flows or Consolidated Statement of Stockholders’ Equity as of and for the year ended December 31, 2008, or any of the interim periods during 2008. In accordance with the guidance in Staff Accounting Bulletin No. 99, “Materiality,” management evaluated this error from a quantitative and qualitative perspective and concluded it was not material to any period. These corrections have also been reflected in amounts included in Note 7 — Derivative Financial Instruments, Note 20 — Supplemental Financial Information — Quarterly Financial Data (Unaudited), and Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited).

F-10

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the effects of the misclassification on the previously reported quarterly and annual financial information ($ in thousands):

	Previously Reported	Reclassification	As Revised

Quarter Ended March 31, 2008 (unaudited):
Total revenues	$42,791	$2,424	$45,215
Operating income (loss)	4,795	2,424	7,219
Quarter Ended June 30, 2008 (unaudited):
Total revenues	$38,510	$17,782	$56,292
Operating income (loss)	(4,927)	17,782	12,855
Quarter Ended September 30, 2008 (unaudited):
Total revenues	$41,993	$15,050	$57,043
Operating income (loss)	1,302	15,050	16,352
Quarter Ended December 31, 2008 (unaudited):
Total revenues	$52,819	$(20,694)	$32,125
Operating income (loss)	(296,485)	(20,694)	(317,179)
Year Ended December 31, 2008:
Total revenues	$176,113	$14,562	$190,675
Operating income (loss)	(295,315)	14,562	(280,753)
Gain (loss) from derivative financial instruments	80,707	(14,562)	66,145
Total other income (expense)	55,663	(14,562)	41,101
Net income (loss)	(167,384)	—	(167,384)

Misappropriation, Reaudit and Restatement

These consolidated financial statements include restated and reaudited financial statements for QRCP as of December 31, 2007 and 2006 and for the periods ended December 31, 2007, 2006 and 2005 and are included in our Form 10-K/A for the year ended December 31, 2008. QRCP has recently filed (i) an amended Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 including restated unaudited condensed financial statements as of March 31, 2008 and for the three month periods ended March 31, 2008 and 2007; (ii) an amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 including restated unaudited condensed financial statements as of June 30, 2008 and for the three and six month periods ended June 30, 2008 and 2007; and (iii) a Quarterly Report on Form 10-Q including restated unaudited condensed financial statements as of September 30, 2008 and for the three and nine month periods ended September 30, 2008 and 2007.

Investigation — On August 22, 2008, in connection with an inquiry from the Oklahoma Department of Securities, the boards of directors of QRCP, Quest Energy GP, LLC (“Quest Energy GP”), the general partner of QELP, and Quest Midstream GP, LLC (“Quest Midstream GP”), the general partner of QMLP, held a joint working session to address certain unauthorized transfers, repayments and re-transfers of funds (the “Transfers”) to entities controlled by their former chief executive officer, Mr. Jerry D. Cash. These transfers totaled approximately $10 million between 2005 and 2008.

A joint special committee comprised of one member designated by each of the boards of directors of QRCP, Quest Energy GP, and Quest Midstream GP, was immediately appointed to oversee an independent internal investigation of the Transfers. In connection with this investigation, other errors were identified in prior year financial statements and management and the board of directors concluded that the Company had material weaknesses in its internal control over financial reporting. As of December 31, 2008, these material weaknesses continued to exist.

F-11

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As reported on a Current Report on Form 8-K filed on January 2, 2009, on December 31, 2008, the board of directors of QRCP determined that the audited consolidated financial statements of QRCP as of and for the years ended December 31, 2007, 2006 and 2005 and QRCP’s unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and 2007 and as of and for the three and six months ended June 30, 2008 and 2007 should no longer be relied upon.

In October 2008, QRCP’s audit committee engaged a new independent registered public accounting firm to audit the Company’s consolidated financial statements for 2008 and, in January 2009, engaged them to reaudit the Company’s consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

The restated consolidated financial statements to which these Notes apply also correct errors in a majority of the financial statement line items found in the previously issued consolidated financial statements for all periods presented. See Note 18 — Restatement.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business, though such an assumption may not be true. The Company has incurred significant losses from 2003 through 2008, mainly attributable to operations, legal restructurings, financings, the current legal and operational structure and, to a lesser degree, the cash expenditures resulting from the investigation related to the Transfers. We have determined that there is substantial doubt about our ability to continue as a going concern.

QRCP is almost exclusively dependent upon distributions from its partnership interests in Quest Energy and Quest Midstream for revenue and cash flow. Quest Midstream did not pay any distributions on any of its units for the third or fourth quarters of 2008, and Quest Energy suspended its distributions on its subordinated units for the third quarter of 2008 and all units starting with the fourth quarter of 2008. QRCP does not expect to receive any distributions from Quest Energy or Quest Midstream in 2009 and is unable to estimate at this time when such distributions may be resumed.

Although QRCP is not currently receiving distributions from Quest Energy or Quest Midstream, it continues to require cash to fund general and administrative expenses, debt service requirements, capital expenditures to develop and maintain its undeveloped acreage, drilling commitments and payments to landowners necessary to maintain its oil and gas leases.

Given the liquidity challenges facing the Company, Quest Midstream and Quest Energy, each entity has undertaken a strategic review of its assets and is currently evaluating one or more transactions to dispose of assets in order to raise additional funds for operations and/or to repay indebtedness. On April 28, 2009, QRCP, Quest Midstream and Quest Energy entered into a non-binding letter of intent which contemplates a transaction in which all three companies would form a new publicly traded holding company that would wholly-own all three entities (the “Recombination”). The closing of the Recombination is subject to the satisfaction of a number of conditions, including the entry into a definitive merger agreement, the negotiation of a new credit facility for the new company, regulatory approval and the approval of the transaction by the stockholders of QRCP and the common unit holders of Quest Energy and Quest Midstream.

As of December 31, 2008, QRCP, excluding QELP and QMLP, had cash and cash equivalents of $4.0 million and no ability to borrow under the terms of its existing credit agreement. QRCP currently estimates that it will not have enough cash to pay its expenses, including capital expenditures and debt service requirements, after August 31, 2009. This date could be extended if QRCP is able to restructure its debt obligations, issue equity securities and/or sell additional assets. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-12

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Business

We conduct our business through two reportable business segments. These segments and the activities performed to provide services to our customers and create value for our stockholders are as follows:

•	Oil and gas production, and

•	Natural gas pipelines, including transporting, gathering, treating and processing natural gas.

Oil and Gas Production Operations

On November 15, 2007, Quest Energy completed an initial public offering of 9,100,000 common units at $18.00 per unit, or $16.83 per unit after payment of the underwriting discount (excluding a structuring fee). On November 9, 2007, Quest Energy’s common units began trading on the NASDAQ Global Market under the symbol “QELP.” Total proceeds from the sale of the common units in the initial public offering were $163.8 million, before underwriting discounts, a structuring fee and offering costs, of approximately $10.6 million, $0.4 million and $1.5 million, respectively. Quest Energy used the net proceeds of $151.3 million to repay a portion of the indebtedness of the Company.

Additionally, on November 15, 2007:

(a) Quest Energy, Quest Energy GP, the Company and certain of the Company’s subsidiaries entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”). At the closing of the offering, the following transactions, among others, occurred pursuant to the Contribution Agreement:

•	the contribution of Quest Cherokee, LLC (“Quest Cherokee”) and its subsidiary, Quest Oilfield Service, LLC (“QCOS”), to Quest Energy. Quest Cherokee owns all of the Company’s oil and gas leases in the Cherokee Basin;

•	the issuance of 431,827 General Partner Units and the incentive distribution rights to Quest Energy GP, LLC (“Quest Energy GP”) and the continuation of its 2.0% general partner interest in Quest Energy;

•	the issuance of 3,201,521 common units and 8,857,981 subordinated units to the Company; and

•	the Company and its affiliates on the one hand, and Quest Cherokee and Quest Energy on the other, agreed to indemnify the other parties from and against all losses suffered or incurred by reason of or arising out of certain existing legal proceedings.

(b) Quest Energy, Quest Energy GP and the Company entered into an Omnibus Agreement, which governs Quest Energy’s relationship with the Company and its affiliates regarding the following matters:

•	reimbursement of certain insurance, operating and general and administrative expenses incurred on behalf of Quest Energy;

•	indemnification for certain environmental liabilities, tax liabilities, title defects and other losses in connection with assets;

•	a license for the use of the Quest name and mark; and

•	Quest Energy’s right to purchase from the Company and its affiliates certain assets that the Company and its affiliates acquire within the Cherokee Basin.

(c) Quest Energy, Quest Energy GP and Quest Energy Service, LLC (“QES”) entered into a Management Services Agreement, under which QES will perform acquisition services and general and administrative services, such as accounting, finance, tax, property management, risk management, land, marketing, legal and engineering to Quest Energy, as directed by Quest Energy GP, for which Quest Energy will reimburse QES on a monthly basis for the reasonable costs of the services provided.

F-13

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Quest Energy entered into an Assignment and Assumption Agreement (the “Assignment”) with Bluestem Pipeline, LLC (“Bluestem”) and the Company, whereby the Company assigned all of its rights in that certain Midstream Services and Gas Dedication Agreement, dated as of December 22, 2006, but effective as of December 1, 2006, as amended (the “Midstream Services Agreement”), to Quest Energy, and Quest Energy assumed all of the Company’s liabilities and obligations arising under the Midstream Services Agreement from and after the assignment. Bluestem will gather and provide certain midstream services, including dehydration, treating and compression, to Quest Energy for all gas produced from Quest Energy’s wells in the Cherokee Basin that are connected to Bluestem’s gathering system.

(e) Quest Energy signed an Acknowledgement and Consent and therefore became subject to that certain Omnibus Agreement (the “Midstream Omnibus Agreement”), dated December 22, 2006, among the Company, Quest Midstream GP, LLC, Bluestem and Quest Midstream. As long as Quest Energy is an affiliate of the Company and the Company or any of its affiliates control Quest Midstream, Quest Energy will be bound by the Midstream Omnibus Agreement. The Quest Midstream Agreement restricts Quest Energy from engaging in the following businesses, subject to certain exceptions:

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

•	any line of business other than those described in the preceding bullet points that generates “qualifying income”, within the meaning of Section 7704(d) of the Internal Revenue Code of 1986, as amended, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

(f) Quest Energy GP adopted the Quest Energy Partners, L.P. Long-Term Incentive Plan (the “Plan”) for employees, consultants and directors of Quest Energy GP and its affiliates, including Quest Energy, who perform services for Quest Energy. The Plan provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards. Subject to adjustment for certain events, an aggregate of 2,115,950 common units may be delivered pursuant to awards under the Plan.

Natural Gas Pipeline Operations

Our natural gas gathering pipeline network is owned by Bluestem. Bluestem was a wholly-owned subsidiary of Quest Cherokee until the formation and contribution of our midstream assets to Quest Midstream on December 22, 2006. On this date, we contributed Bluestem assets to Quest Midstream in exchange for 4.9 million class B subordinated units, 35,134 class A subordinated units and an 85% interest in the general partner of Quest Midstream (see discussion below). Also on December 22, 2006, Quest Midstream sold 4,864,866 common units, representing an approximate 48.64% limited partner interest in Quest Midstream, for $18.50 per common unit, or approximately $90 million ($84.2 million after offering costs), pursuant to a purchase agreement dated December 22, 2006, to a group of institutional investors led by Alerian Capital Management, LLC (“Alerian”), and co-led by Swank Capital, LLC (“Swank”).

Quest Midstream GP, LLC (“Quest Midstream GP”), the sole general partner of Quest Midstream, was formed on December 13, 2006 by the Company. As of December 31, 2008, Quest Midstream GP owns 276,531 general partner units representing a 2% general partner interest in Quest Midstream. The Company owns 850 member interests representing an 85% ownership interest in Quest Midstream GP, Alerian owns 75 member interests representing a 7.5% ownership interest in Quest Midstream GP and Swank owns 75 member interests representing a

F-14

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.5% ownership interest in Quest Midstream GP. Quest Midstream GP’s sole business activity is to act as the general partner of Quest Midstream.

On November 1, 2007, Quest Midstream completed the purchase of an interstate gas pipeline running from Oklahoma to Missouri (the “KPC Pipeline”) pursuant to a Purchase and Sale Agreement, dated as of October 9, 2007, by and among Quest Midstream, Enbridge Midcoast Energy, L.P. and Midcoast Holdings No. One, L.L.C., whereby Quest Midstream purchased all of the membership interests in the two general partners of Enbridge Pipelines (KPC), the owner of the KPC Pipeline, for a purchase price of approximately $134 million including transaction costs and assumed liabilities of approximately $1.2 million. In connection with this acquisition, Quest Midstream issued 3,750,000 common units for $20.00 per common unit, or approximately $75 million of gross proceeds ($73.6 million after offering costs) to fund a portion of the purchase price and borrowed the remainder of the purchase price under its credit facility.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation — These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries in which the Company directly or indirectly owns more than 50% of the outstanding voting securities or those in which the Company has effective control over are generally accounted for under the consolidation method of accounting. Under this method, a subsidiaries’ balance sheet and results of operations are reflected within the Company’s consolidated financial statements. The equity of the minority interests in its majority-owned or effectively controlled subsidiaries are shown in the consolidated financial statements as “minority interest”. Minority interest adjusts the Company’s consolidated results of operations to reflect only the Company’s share of the earnings or losses of the consolidated subsidiary company. Upon dilution of control below 50% or the loss of effective control, the accounting method is adjusted to the equity or cost method of accounting, as appropriate, for subsequent periods. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our most significant estimates are based on remaining proved oil and gas reserves. Estimates of proved reserves are key components of our depletion rate for oil and natural gas properties and our full cost ceiling test limitation. In addition, estimates are used in computing taxes, asset retirement obligations, fair value of derivative contracts and other items. Actual results could differ from these estimates.

Revenue Recognition — We derive revenue from our oil and gas operations from the sale of produced oil and natural gas. We use the sales method of accounting for the recognition of oil and gas revenue. Because there is a ready market for oil and natural gas, we sell our oil and natural gas shortly after production at various pipeline receipt points at which time title and risk of loss transfers to the buyer. Revenue is recorded when title and risk of loss is transferred based on our net revenue interests.

Gathering revenue from our pipeline operations is recognized at the time the natural gas is gathered or transported through the system and delivered to a third party. Transportation revenue from our interstate pipeline operations is primarily from services pursuant to firm transportation agreements. These agreements provide for a demand charge based on the volume of contracted capacity and a commodity charge based on the volume of gas delivered, both at rates specified in our FERC tariffs. We recognize revenues from demand charges ratably over the contract period regardless of the volume of natural gas that is transported or stored. Revenues for commodity charges are recognized when natural gas is scheduled to be delivered at the agreed upon delivery point.

Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash balances at several financial

F-15

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

institutions that are insured by the Federal Deposit Insurance Corporation. The Company’s cash balances typically are in excess of the insured amount; however no losses have been recognized as a result of this circumstance. Restricted Cash represents cash pledged to support reimbursement obligations under outstanding letters of credit.

Accounts Receivable — The Company conducts the majority of its operations in the States of Kansas and Oklahoma and operates exclusively in the oil and gas industry. The Company’s receivables are generally unsecured; however, the Company has not experienced any significant losses to date. Receivables are recorded at the estimate of amounts due based upon the terms of the related agreements. Management periodically assesses the Company’s accounts receivable and establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations in the period determined to be uncollectible. The allowance for doubtful accounts was approximately $0.2 million as of December 31, 2008, 2007 and 2006.

Inventory — Inventory includes tubular goods and other lease and well equipment which we plan to utilize in our ongoing exploration and development activities and is carried at the lower of cost or market using the specific identification method.

Oil and Gas Properties — We use the full cost method of accounting for oil and gas properties. Under the full cost method, all direct costs and certain indirect costs associated with the acquisition, exploration, and development of our oil and gas properties are capitalized.

Oil and gas properties are depleted using the units-of-production method. The depletion expense is significantly affected by the unamortized historical and future development costs and the estimated proved oil and gas reserves. Estimation of proved oil and gas reserves relies on professional judgment and use of factors that cannot be precisely determined. Holding all other factors constant, if proved oil and gas reserve quantities were revised upward or downward, earnings would increase or decrease, respectively. Subsequent proved reserve estimates materially different from those reported would change the depletion expense recognized during the future reporting period. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of proved reserves, which would have a significant impact on the depreciation, depletion, and amortization rate.

Under the full cost accounting rules, total capitalized costs are limited to a ceiling equal to the present value of future net revenues, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties less income tax effects (the “ceiling limitation”). We perform a quarterly ceiling test to evaluate whether the net book value of our full cost pool exceeds the ceiling limitation. If capitalized costs (net of accumulated depreciation, depletion, and amortization) less related deferred taxes are greater than the discounted future net revenues or ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of our full cost pool is a non-cash charge that reduces earnings and impacts stockholders’ (deficit) equity in the period of occurrence and typically results in lower depreciation, depletion, and amortization expense in future periods. Once incurred, a write-down is not reversible at a later date. The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are depressed, even if low prices are temporary. In addition, a write-down may occur if estimates of proved reserves are substantially reduced or estimates of future development costs increase significantly. See Note 5 — Property.

Unevaluated Properties — The costs directly associated with unevaluated oil and gas properties and properties under development are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination together with interest costs capitalized for these projects. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All

F-16

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

items included in our unevaluated property balance are assessed on a quarterly basis for possible impairment or reduction in value. Any impairments to unevaluated properties are transferred to the amortization base.

Capitalized General and Administrative Expenses — Under the full cost method of accounting, a portion of general and administrative expenses that are directly attributable to our acquisition, exploration, and development activities are capitalized to our full cost pool. The capitalized costs include salaries, related fringe benefits, cost of consulting services and other costs directly associated with those activities. We capitalized general and administrative costs related to our acquisition, exploration and development activities, during the years ended December 31, 2008, 2007, 2006 and 2005 of $3.0 million, $2.3 million, $1.4 million and $0.8 million, respectively.

Capitalized Interest Costs — The Company capitalizes interest based on the cost of major development projects. For the years ended December 31, 2008, 2007, 2006 and 2005, the Company capitalized $0.6 million, $0.4 million, $1.1 million and $0.2 million of interest, respectively.

Other Property and Equipment — The cost of other property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets.

Upon disposition or retirement of property and equipment, other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is recognized in the income statement in the period of sale or disposition.

Impairment — Long-lived assets, such as property, and equipment, and finite-lived intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of such assets exceeds their undiscounted estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of such assets exceeds the fair value of the assets.

Other Assets — Other assets include deferred financing costs associated with bank credit facilities and are amortized over the term of the credit facility into interest expense. Also included in other assets are contractual rights obtained in connection with the KPC Pipeline acquisition. These intangible assets are amortized over their estimated useful lives and are reviewed for impairment whenever impairment indicators are present.

Asset Retirement Obligations — Asset retirement obligations associated with the retirement of a tangible long-lived asset are recognized as a liability in the period incurred or when it becomes determinable, with an associated increase in the carrying amount of the related long-lived asset. The cost of the tangible asset, including the asset retirement cost, is depreciated over the useful life of the asset. The asset retirement obligation is recorded at its estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligation discounted at our credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. If the estimated future cost of the asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the long-lived asset. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

We own oil and gas properties that require expenditures to plug and abandon the wells when the oil and gas reserves in the wells are depleted. These expenditures are recorded in the period in which the liability is incurred (at the time the wells are drilled or acquired). Asset retirement obligations are recorded as a liability at their estimated present value at the asset’s inception, with the offsetting increase to property cost. Periodic accretion expense of the estimated liability is recorded in the consolidated statements of operations. We have recorded asset retirement obligations relative to the abandonment of our interstate pipeline assets because we believe we have a legal or constructive obligation relative to asset retirements of the interstate pipeline system. We have not recorded an asset

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retirement obligation relating to our gathering system because we do not have any legal or constructive obligations relative to asset retirements of the gathering system.

Derivative Instruments — We utilize derivative instruments in conjunction with our marketing and trading activities and to manage price risk attributable to our forecasted sales of oil and gas production.

We elect “Normal Purchases Normal Sales” (“NPNS”) accounting for derivative contracts that provide for the purchase or sale of a physical commodity that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Derivatives that are designated as NPNS are accounted for under the accrual method accounting.

Under accrual accounting, we record revenues in the period when we deliver energy commodities or products, render services, or settle contracts. Once we elect NPNS classification for a given contract, we do not subsequently change the election and treat the contract as a derivative using mark-to-market or hedge accounting. However, if we were to determine that a transaction designated as NPNS no longer qualified for the NPNS election, we would have to record the fair value of that contract on the balance sheet at that time and immediately recognize that amount in earnings.

For those derivatives that do not meet the requirements for NPNS designation nor qualify for hedge accounting, we believe that they are still effective as economic hedges of our commodity price exposure. These contracts are accounted for using the mark-to-market accounting method. Using this method, the contracts are carried at their fair value on our consolidated balance sheets under the captions “Derivative financial instrument assets” and “Derivative financial instrument liabilities.” We recognize all unrealized and realized gains and losses related to these contracts on our consolidated statements of operations under the caption “Gain (loss) from derivative financial instruments,” which is a component of other income (expense).

We have exposure to credit risk to the extent a counterparty to a derivative instrument is unable to meet its settlement commitment. We actively monitor the creditworthiness of each counterparty and assesses the impact, if any, on our derivative positions. We do not apply hedge accounting to our derivative instruments. As a result, both realized and unrealized gains and losses on derivative instruments are recognized in the income statement as they occur.

Legal — We are subject to legal proceedings, claims and liabilities which arise in the ordinary course of our business. We accrue for losses associated with legal claims when such losses are probable and can be reasonably estimated. These estimates are adjusted as additional information becomes available or circumstances change. See Note 12 — Commitments and Contingencies.

Environmental Costs — Environmental expenditures are expensed or capitalized, as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities related to future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and costs can be reasonably estimated. We have no environmental costs accrued for all periods presented.

Stock-Based Compensation — The Company grants various types of stock-based awards (including stock options and restricted stock) and accounts for stock-based compensation at fair value. The fair value of stock option awards is determined using a Black-Scholes pricing model. The fair value of restricted stock awards are valued using the market price of the Company’s common stock on the grant date. Stock-based compensation expense is recognized over the requisite service period net of estimated forfeitures.

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS 123(R)”), which requires that compensation related to all stock-based awards, including stock options, be recognized in the financial statements based on their estimated grant-date fair value. The Company utilized the modified retrospective method of adopting SFAS 123(R), whereby compensation cost and the related tax effect have been recognized in the consolidated financial statements for all relevant periods.

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Income Taxes — We record our income taxes using an asset and liability approach in accordance with the provisions of the SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). This results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences (primarily intangible drilling costs and the net operating loss carry forward) between the book carrying amounts and the tax bases of assets and liabilities using enacted tax rates at the end of the period. Under SFAS 109, the effect of a change in tax rates of deferred tax assets and liabilities is recognized in the year of the enacted change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2008, 2007 and 2006, a full valuation allowance was recorded against our deferred tax assets.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which defines the criteria an individual tax position must meet in order to be recognized in the financial statements. FIN 48 also provides guidance on the measurement of the income tax benefit associated with uncertain tax positions, derecognition, classification, interest and penalties and financial statement disclosure. We regularly analyze tax positions taken or expected to be taken in a tax return based on the threshold condition prescribed under FIN 48. Tax positions that do not meet or exceed this threshold condition are considered uncertain tax positions. We accrue interest related to these uncertain tax positions which is recognized in interest expense. Penalties, if any, related to uncertain tax positions would be recorded in other expenses. The adoption of FIN 48 did not have a material impact on our financial position or results of operations.

Net Income (Loss) per Common Share — Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share assumes the conversion of all potentially dilutive securities (stock options and restricted stock awards) and is calculated by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding plus potentially dilutive securities under the treasury stock method. See Note 10 — Stockholders’ Equity — Earnings (Loss) Per Share.

Concentrations of Market Risk — Our future results will be affected by the market price of oil and natural gas. The availability of a ready market for oil and gas will depend on numerous factors beyond our control, including weather, production of oil and gas, imports, marketing, competitive fuels, proximity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil and gas, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.

Concentration of Credit Risk — Financial instruments, which subject us to concentrations of credit risk, consist primarily of cash and accounts receivable. We place our cash investments with highly qualified financial institutions. Risk with respect to receivables as of December 31, 2008, 2007 and 2006 arise substantially from the sales of oil and gas and transportation revenue from our pipeline system.

ONEOK Energy Marketing and Trading Company (“ONEOK”), accounted for substantially all of our oil and gas revenue for the year ended December 31, 2008. Natural gas sales to ONEOK accounted for more than 71% of total revenue for the year ended December 31, 2007, and more than 91% for the years ended December 31, 2006 and 2005.

Fair Value — Effective January 1, 2008, we adopted SFAS 157, Fair Value Measurements (“SFAS 157”), for financial assets and liabilities measured on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements for assets and liabilities measured on a recurring basis. In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS 157 by one year for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We have elected to utilize this deferral and have only partially applied SFAS 157 (to financial assets and liabilities measured at fair value on a recurring basis, as described above). Accordingly, we will apply SFAS 157 to our nonfinancial assets and liabilities for which we disclose or recognize at fair value on a nonrecurring basis, such as asset retirement obligations and other assets and liabilities in the first quarter of 2009. Fair value is the exit price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

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SFAS 157 also establishes a hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 — Pricing inputs other than quoted prices in active markets included in Level 1 which are either directly or indirectly observable as of the reporting date. Level 2 consists primarily of non-exchange traded commodity derivatives.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

We classify assets and liabilities within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset and liability taken as a whole. Certain of our derivatives are classified as Level 3 because observable market data is not available for all of the time periods for which we have derivative instruments. As observable market data becomes available for all of the time periods, these derivative positions will be reclassified as Level 2. The income valuation approach, which involves discounting estimated cash flows, is primarily used to determine recurring fair value measurements of our derivative instruments classified as Level 2 or Level 3. We prioritize the use of the highest level inputs available in determining fair value.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. Because of the long-term nature of certain assets and liabilities measured at fair value as well as differences in the availability of market prices and market liquidity over their terms, inputs for some assets and liabilities may fall into any one of the three levels in the fair value hierarchy. While SFAS 157 requires us to classify these assets and liabilities in the lowest level in the hierarchy for which inputs are significant to the fair value measurement, a portion of that measurement may be determined using inputs from a higher level in the hierarchy.

Recently Adopted Accounting Principles

We adopted SFAS 157 as of January 1, 2008. SFAS 157 does not require any additional fair value measurements. Rather, the pronouncement defines fair value, establishes a framework for measuring fair value under existing accounting pronouncements that require fair value measurements, and expands disclosures about fair value measurements. We elected to implement SFAS 157 with the one-year deferral FASB Staff Position (“FSP”) FAS No. 157-2 for nonfinancial assets and nonfinancial liabilities, except those nonfinancial items recognized or disclosed at fair value on a recurring basis (at least annually). Effective upon issuance, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”), in October 2008. FSP FAS 157-3 clarifies the application of SFAS 157 in determining the fair value of a financial asset when the market for that financial asset is not active. As of December 31, 2008, we had no financial assets with a market that was not active.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 (“SAB 108”). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment. SAB 108 became effective beginning January 1, 2007 and applies to our restatement adjustments recorded in the restated financial statements presented herein.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets (“SFAS 153”). SFAS 153 requires the use of fair value measurement for exchanges of nonmonetary assets. Because SFAS 153 is applied retrospectively, the statement was effective for us in 2005. The adoption of SFAS 153 did not have a material impact on our financial statements.

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In September 2005, the Emerging Issues Task Force (“EITF”) concluded in Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”), that purchases and sales of inventory with the same party in the same line of business should be accounted for as nonmonetary exchanges, if entered into in contemplation of one another. We present purchase and sale activities related to our marketing and trading activities on a net basis in the income statement. The conclusion reached on EITF 04-13 did not have an impact on our consolidated financial statements.

Recent Accounting Pronouncements

In April 2007, the FASB issued FSP FIN 39-1, Amendment of FASB Interpretation No. 39 (“FSP FIN 39-1”), which amends FIN 39, Offsetting of Amounts Related to Certain Contracts. FSP FIN 39-1 permits netting fair values of derivative assets and liabilities for financial reporting purposes, if such assets and liabilities are with the same counterparty and subject to a master netting arrangement. FSP FIN 39-1 also requires that the net presentation of derivative assets and liabilities include amounts attributable to the fair value of the right to reclaim collateral assets held by counterparties or the obligation to return cash collateral received from counterparties. We did not elect to adopt FSP FIN 39-1.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. In addition, SFAS 141(R) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption prohibited. Effective January 1, 2009, we will apply this statement to any business combinations, including the contemplated Recombination previously discussed. The adoption of SFAS 141(R) did not have a material effect on our results of operations, cash flows and financial position as of January 1, 2009, the date of adoption.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), including an amendment to SFAS 115. Under SFAS 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, enables entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have assessed the provisions of SFAS 159 and we have elected not to apply fair value accounting to our existing eligible financial instruments. As a result, the adoption of SFAS 159 did not have an impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary. In addition, SFAS 160 establishes principles for valuation of retained non-controlling equity investments and measurement of gain or loss when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements to clearly identify and distinguish between interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years and interim periods beginning after December 15, 2008, with early adoption prohibited. After adopting SFAS 160 in 2009, we will apply provisions of this standard to noncontrolling interests created or acquired in future periods. Upon adoption, we will reclassify our minority interests to stockholders’ equity.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 does not change the accounting

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for derivatives, but requires enhanced disclosures about how and why we use derivative instruments, how derivative instruments and related hedged items (if any) are accounted for, and how they affect our financial position, financial performance and cash flows. SFAS 161 is effective for us beginning with the first quarter of 2009.

In June 2008, the FASB issued FSP EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and are therefore required to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, Earnings per Share. FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We adopted FSP EITF 03-6-1 effective January 1, 2009. FSP EITF 03-6-1 did not have an effect on the presentation of earnings per share.

On December 31, 2008, the SEC issued Release No. 33-8995, Modernization of Oil and Gas Reporting, which revises disclosure requirements for oil and gas companies. In addition to changing the definition and disclosure requirements for oil and gas reserves, the new rules change the requirements for determining oil and gas reserve quantities. These rules permit the use of new technologies to determine proved reserves under certain criteria and allow companies to disclose their probable and possible reserves. The new rules also require companies to report the independence and qualifications of their reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit. The new rules also require that oil and gas reserves be reported and the full cost ceiling limitation be calculated using a twelve-month average price rather than period-end prices. The use of a twelve-month average price may have had an effect on our 2008 depletion rates for our oil and gas properties and the amount of impairment recognized as of December 31, 2008 had the new rules been effective for the period. The new rules are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, pending the potential alignment of certain accounting standards by the FASB with the new rule. We plan to implement the new requirements in our Annual Report on Form 10-K for the year ended December 31, 2009. We are currently assessing the impact the rules will have on our consolidated financial statements.

Note 3 — Acquisitions and Divestitures

Acquisitions

PetroEdge — On July 11, 2008, QRCP completed the acquisition of privately held PetroEdge Resources (WV) LLC (“PetroEdge”) in an all cash purchase for approximately $142 million in cash including transaction costs, subject to certain adjustments for working capital and certain other activity between May 1, 2008 and the closing date. The assets acquired were approximately 78,000 net acres of oil and natural gas producing properties in the Appalachian Basin with estimated net proved reserves of 99.6 Bcfe as of May 1, 2008 and net production of approximately 3.3 million cubic feet equivalent per day (“Mmcfe/d”). The transaction was recorded within the Company’s oil and gas production segment and was funded using the proceeds from the sale of the PetroEdge producing wellbores to Quest Cherokee, discussed below, and the proceeds of its July 8, 2008 public offering of 8,800,000 shares of common stock. At closing, QRCP sold the producing well bores to Quest Cherokee for approximately $71.2 million. The proved undeveloped reserves, unproved and undrilled acreage related to the wellbores (generally all acreage other than established spacing related to the producing well bores) and a gathering system were retained by PetroEdge and its name was changed to Quest Eastern Resource LLC. Quest Eastern is designated as operator of the wellbores purchased by Quest Cherokee and conducts drilling and other operations for our affiliates and third parties on the PetroEdge acreage. Quest Cherokee funded its purchase of the PetroEdge wellbores with borrowings under its revolving credit facility and the proceeds of a $45 million, six-month term loan. See Note 4 — Long-Term Debt.

We accounted for this acquisition in accordance with SFAS No. 141, “Business Combination.” The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values of the respective assets

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and liabilities at the time of closing. The following table summarizes the allocation of the purchase price (in thousands):

Current assets	$3,069
Oil and gas properties	142,618	(a)
Gathering facilities	1,820
Current liabilities	(3,537)
Asset retirement obligations	(2,193	)(a)

Purchase price	$141,777

(a)	Net assets acquired by Quest Cherokee consisted of $73.4 million of proved oil and gas properties and $2.2 million of asset retirement obligations.

KPC Pipeline — On November 1, 2007, Quest Midstream completed the purchase of the KPC Pipeline for approximately $133.7 million, including transaction costs. The acquisition expanded Quest Midstream’s pipeline operations and was recorded in the Company’s natural gas pipelines segment. The KPC Pipeline is a 1,120 mile interstate gas pipeline, which transports natural gas from Oklahoma and western Kansas to the metropolitan Wichita and Kansas City markets and is one of only three pipeline systems capable of delivering gas into the Kansas City metropolitan market. The KPC system includes three compressor stations with a total of 14,680 horsepower and has a capacity of approximately 160 MMcf/d. The KPC Pipeline has supply interconnections with pipelines owned and/or operated by Enogex, Inc., Panhandle Eastern Pipeline Company and ANR Pipeline Company, allowing Quest Midstream to transport natural gas sourced from the Anadarko and Arkoma basins, as well as the western Kansas and Oklahoma panhandle producing regions. The acquisition was funded through the issuance of 3,750,000 common units of Quest Midstream for $20.00 per common unit and borrowings of $58 million under Quest Midstream’s credit facility.

The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The preliminary allocation was recorded during 2007 before valuation work was completed on contract-based intangibles. After completing valuation work on the acquired intangibles, a final purchase price allocation was recorded in 2008. The following table summarizes the allocation of the purchase price (in thousands):

Pipeline assets	$124,936
Contract-related intangible assets (See Note 13)	9,934
Liabilities assumed	(1,145)

Purchase price	$133,725

Pro Forma Summary Data related to acquisitions (unaudited)

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008, 2007 and 2006 as if the PetroEdge acquisition had occurred on January 1, 2008 and 2007 and as if the KPC Pipeline acquisition had occurred on January 1, 2007 and 2006 (in thousands):

	2008	2007	2006

Pro forma revenue	$182,813	$143,913	$96,200
Pro forma net income (loss)	$(246,175)	$(60,677)	$30,768
Pro forma net income (loss) per share — basic	$(7.79)	$(1.95)	$1.39
Pro forma net income (loss) per share — diluted	$(7.79)	$(1.95)	$1.39

The pro forma information is presented for illustration purposes only, in accordance with the assumptions set forth below. The pro forma information does not reflect any cost savings or other synergies anticipated as a result of the acquisitions or any future acquisition-related expenses. The pro forma adjustments are based on estimates and

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assumptions. Management believes the estimates and assumptions are reasonable, and that the significant effects of the transactions are properly reflected.

The pro forma information is a result of combining the income statement of the Company with the pre-acquisition results of KPC and PetroEdge adjusted for 1) recording pro forma interest expense on debt incurred to acquire KPC and PetroEdge; 2) DD&A expense calculated based on the adjusted basis of the properties and intangibles acquired using the purchase method of accounting; and 3) any related income tax effects of these adjustments based on the applicable statutory tax rates.

Other Transactions — On October 15, 2007, QRCP, Quest MergerSub, Inc., QRCP’s wholly-owned subsidiary (“MergerSub”), and Pinnacle Gas Resources, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger, pursuant to which MergerSub would merge (the “Merger”) with and into Pinnacle, with Pinnacle continuing as the surviving corporation and as QRCP’s wholly-owned subsidiary. On May 16, 2008, the Merger Agreement was terminated. Pursuant to the terms of the Merger Agreement, either QRCP or Pinnacle had the right to terminate the Merger Agreement if the proposed Merger was not completed by May 16, 2008. No termination fee was payable by QRCP or Pinnacle as a result of the termination of the Merger Agreement.

Divestitures

On June 4, 2008, we acquired the right to develop, and the option to purchase, certain drilling and other rights in and below the Marcellus Shale covering approximately 28,700 net acres in Potter County, Pennsylvania for $4.0 million. On November 26, 2008, we divested of these rights to a private party for approximately $3.2 million.

On October 30, 2008, we divested of approximately 22,600 net undeveloped acres and one well in Somerset County, Pennsylvania to a private party for approximately $6.8 million.

On November 5, 2008, we divested of 50% of our interest in approximately 4,500 net undeveloped acres in Wetzel County, West Virginia to a private party for $6.1 million. Included in the sale were three wells in various stages of completion and existing pipelines and facilities. QRCP will continue to operate the property included in this joint venture. All future development costs will be split equally between us and the private party.

On February 13, 2009, we divested of approximately 23,000 net undeveloped acres and one well in Lycoming County, Pennsylvania to a private party for approximately $8.7 million.

The proceeds from these divestitures were credited to the full cost pool.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Long-Term Debt

The following is a summary of the Company’s long-term debt at December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Borrowings under bank senior credit facilities
Quest	$29,000	$44,000	$225,000
Quest Energy:			—
Revolving credit facility	189,000	94,000	—
Term loan	41,200	—	—
Quest Midstream	128,000	95,000	—
Notes payable to banks and finance companies, secured by equipment and vehicles, due in installments through October 2013 with interest ranging from 2.9% to 9.8% per annum	907	712	569

Total debt	388,107	233,712	225,569
Less current maturities included in current liabilities	45,013	666	324

Total long-term debt	$343,094	$233,046	$225,245

Aggregate maturities of long-term debt during the next five years at December 31, 2008 are as follows (in thousands):

2009	$45,013
2010	215,053
2011	26
2012	128,007
2013 and thereafter	8

Total	$388,107

Other Long-Term Indebtedness

Approximately $0.9 million of notes payable to banks and finance companies were outstanding at December 31, 2008 and are secured by equipment and vehicles, with payments due in monthly installments through October 2013 with interest ranging from 2.9% to 9.8% per annum.

Credit Facilities

QRCP.  On July 11, 2008, QRCP and Royal Bank of Canada (“RBC”) entered into an Amended and Restated Credit Agreement to convert QRCP’s then-existing $50 million revolving credit facility to a $35 million term loan, due and maturing on July 11, 2010 (the “Original Term Loan”). Thereafter, the parties entered into the following amendments to the credit agreement (collectively, with all amendments, the “Credit Agreement”):

•	On October 24, 2008, QRCP and RBC entered into a First Amendment to Amended and Restated Credit Agreement, which, among other things, added a $6 million term loan (the “Additional Term Loan”) to the $35 million term loan under the Credit Agreement.

•	On November 4, 2008, QRCP entered into a Second Amendment to Amended and Restated Credit Agreement (the “Second Amendment to Credit Agreement”) which clarified that the $6 million commitment under the Additional Term Loan would be reduced dollar for dollar to the extent QRCP retained net cash proceeds from dispositions in accordance with the terms of the Credit Agreement and it also amended

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and/or waived certain of the representations and covenants contained in the Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On January 30, 2009, QRCP entered into a Third Amendment to Amended and Restated Credit Agreement (the “Third Amendment to Credit Agreement”) that restricted the use of proceeds from certain asset sales.

•	On May 29, 2009, QRCP entered into a Fourth Amendment to Amended and Restated Credit Agreement (the “Fourth Amendment to Credit Agreement”) that, among other things, waived certain events of default related to the financial covenants and collateral requirements under the Credit Agreement, extended certain financial reporting deadlines and permitted the settlement agreements with Mr. Cash discussed elsewhere herein and in QRCP’s 2008 Form 10-K.

•	On June 30, 2009, QRCP entered into a Fifth Amendment to Amended and Restated Credit Agreement (the “Fifth Amendment to Credit Agreement”) that, among other things, amended and/or waived certain of the representations and covenants contained in the Credit Agreement.

Interest Rate.   Interest accrues on the Original Term Loan, and accrued on the Additional Term Loan, at either LIBOR plus 10% (with a LIBOR floor of 3.5%) or the base rate plus 9.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 2.5% (but without the LIBOR floor). The Original Term Loan may be prepaid without any premium or penalty, at any time.

Payments.   The Original Term Loan is payable in quarterly installments of $1.5 million on the last business day of each March, June, September and December commencing on September 30, 2008, with the remaining principal amount being payable in full on July 11, 2010. As discussed in the next paragraph, QRCP has prepaid all of the quarterly principal payment requirements through June 30, 2009 and therefore has no quarterly principal payments due until September 30, 2009. If the outstanding amount of the Original Term Loan is at any time more than 50% of the market value of QRCP’s partnership interests in Quest Midstream and Quest Energy pledged to secure the loan plus the value of QRCP’s oil and gas properties (as defined in the Credit Agreement) pledged to secure the loan, QRCP will be required to either repay the term loan by the amount of such excess or pledge additional assets to secure the term loan.

Restrictions on Use of Proceeds from Asset Sales.   As part of the Second Amendment to Credit Agreement, QRCP agreed to apply any net cash proceeds from a sale of assets or a sale of equity interests in certain subsidiaries as follows: first, to repay any amounts borrowed under the Additional Term Loan (this was done on October 30, 2008); second, to prepay the next three quarterly principal payments due on the Original Term Loan on the last business day of December 2008, March 2009 and June 2009 (this was done in October and November 2008); third, subject to certain conditions being met and the net cash proceeds being received by January 31, 2009, up to $20 million for QRCP’s own use for working capital and to make capital expenditures for the development of its oil and gas properties; and fourth, any excess net cash proceeds to repay the Original Term Loan. The Third Amendment to Credit Agreement provided that in connection with the sale of QRCP’s Lycoming County, Pennsylvania acreage in February 2009, QRCP could retain all of the net proceeds from such sale in excess of $750,000. QRCP will be required to apply all of the net cash proceeds from the issuance of any debt and 50% of the net cash proceeds from the sale of any equity securities to first repay the Original Term Loan and then to QRCP.

Security Interest.  The Credit Agreement is secured by a first priority lien on QRCP’s ownership interests in Quest Energy and Quest Midstream and their general partners and the oil and gas properties owned by Quest Eastern in the Appalachian Basin, which are substantially all of QRCP’s assets. The assets of each of Quest Midstream GP, Quest Midstream and each of their subsidiaries and Quest Energy GP, Quest Energy and each of their subsidiaries (collectively the “Excluded MLP Entities”) are not pledged to secure the Credit Agreement.

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The Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Debt Balance at December 31, 2008.   At December 31, 2008, $29 million was outstanding under the Original Term Loan. The Additional Term Loan was repaid on October 30, 2008.

Representations, Warranties and Covenants.   QRCP and its subsidiaries (excluding the Excluded MLP Entities) are required to make certain representations and warranties that are customary for a credit agreement of this type. The agreement also contains affirmative and negative covenants that are customary for credit agreements of this type.

The Fifth Amendment to Credit Agreement, among other things, amended and/or waived certain of the representations and covenants contained in the Credit Agreement, in order to, among other things, (i) defer until August 15, 2009 our obligation to deliver to RBC unaudited stand alone balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009; (ii) waive financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009; (iii) waive any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009; and (iv) defer until September 30, 2009 the interest payment due on June 30, 2009, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in the Credit Agreement) with a maturity date of September 30, 2009. QRCP paid the lenders a $25,000 amendment fee, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in the Credit Agreement) with a maturity date of July 11, 2010.

The Credit Agreement’s financial covenants prohibit QRCP and any of its subsidiaries (excluding the Excluded MLP Entities) from:

•	permitting the interest coverage ratio (ratio of consolidated EBITDA (or consolidated annualized EBITDA for periods ending on or before December 31, 2008) to consolidated interest charges (or consolidated annualized interest charges for periods ending on or before December 31, 2008)) at any fiscal quarter-end, commencing with the quarter-ended September 30, 2008, to be less than 2.5 to 1.0 (calculated based on the most recently delivered compliance certificate); and

•	permitting the leverage ratio (ratio of consolidated funded debt to consolidated EBITDA (or consolidated annualized EBITDA for periods ending on or before December 31, 2008)) at any fiscal quarter-end, commencing with the quarter-ended September 30, 2008, to be greater than 2.0 to 1.0 (calculated based on the most recently delivered compliance certificate).

Consolidated EBITDA is defined in the Credit Agreement to mean for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) merger and acquisition costs incurred by QRCP that are required to be expensed as a result of the termination of the merger agreement with Pinnacle Gas Resources, Inc., (vi) merger and acquisition costs required to be expensed under FAS 141(R), (vii) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Credit Agreement) and the related restructuring which were capped at $1,500,000 for purposes of this definition and (viii) other non-cash charges and expenses deducted in the determination of such consolidated net income, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, all determined in accordance with GAAP.

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Consolidated annualized EBITDA means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, (i) for the fiscal quarter ended September 30, 2008, consolidated EBITDA for the nine month period ended September 30, 2008 multiplied by 1.33, and (ii) for the fiscal quarter ended December 31, 2008, consolidated EBITDA for the twelve month period ended December 31, 2008.

Consolidated interest charges are defined to mean for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, the sum of (i) all interest, premium payments, fees, charges and related expenses of QRCP and its subsidiaries (excluding the Excluded MLP Entities) in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (ii) the portion of rent expense of QRCP and its subsidiaries (excluding the Excluded MLP Entities) with respect to any period under capital leases that is treated as interest in accordance with GAAP.

Consolidated annualized interest charges means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, (i) for the fiscal quarter ended September 30, 2008, consolidated interest charges for the nine month period ended September 30, 2008 multiplied by 1.33, and (ii) for the fiscal quarter ended December 31, 2008, consolidated interest charges for the twelve month period ended December 31, 2008.

Consolidated funded debt means, for QRCP and its subsidiaries (excluding the Excluded MLP Entities) on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Credit Agreement), (ii) all reimbursement obligations relating to letters of credit that have been drawn and remain unreimbursed, (iii) attributable indebtedness pertaining to capital leases, (iv) attributable indebtedness pertaining to synthetic lease obligations, and (v) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iv) above.

Events of Default.   Events of default under the Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, cross-defaults to other material indebtedness, certain acts of bankruptcy or insolvency, and change of control. Under the Credit Agreement, a change of control means the acquisition by any person, or two or more persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Securities Exchange Act of 1934) of 50% or more of QRCP’s outstanding shares of voting stock; provided, however, that a merger of QRCP into another entity in which the other entity is the survivor will not be deemed a change of control if QRCP’s stockholders of record as constituted immediately prior to such acquisition hold more than 50% of the outstanding shares of voting stock of the surviving entity.

Waivers.   QRCP was not in compliance with all of its financial covenants as of December 31, 2008 and QRCP does not anticipate that it will be in compliance at any time in the foreseeable future. On May 29, 2009, QRCP obtained a waiver of these defaults from its lenders for the quarters ended December 31, 2008 and March 31, 2009 and on June 30, 2009, QRCP obtained a waiver of these defaults from its lender for the fiscal quarter ended June 30, 2009.

Quest Energy.

A.  Quest Cherokee Credit Agreement.

On November 15, 2007, Quest Energy, as a guarantor, entered into an Amended and Restated Credit Agreement (the “Original Cherokee Credit Agreement”) with QRCP, as the initial co-borrower, Quest Cherokee, as the borrower, RBC, as administrative agent and collateral agent, KeyBank National Association, as documentation agent and the lenders party thereto. In connection with the closing of the initial public offering and the application of the net proceeds thereof, QRCP was released as a borrower under the Original Cherokee Credit

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Agreement. Thereafter, the parties entered into the following amendments to the Original Cherokee Credit Agreement (collectively, with all amendments, the “Quest Cherokee Credit Agreement”):

•	On April 15, 2008, Quest Energy and Quest Cherokee entered into a First Amendment to Amended and Restated Credit Agreement that, among other things, amended the interest rate and maturity date pursuant to the “market flex” rights contained in the commitment papers related to the Quest Cherokee Credit Agreement.

•	On October 28, 2008, Quest Energy and Quest Cherokee entered into a Second Amendment to Amended and Restated Credit Agreement to amend and/or waive certain of the representations and covenants contained in the Quest Cherokee Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 18, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. (“BP”) or any of its affiliates to be secured by the liens under the credit agreement on a passu basis with the obligations under the credit agreement.

•	On June 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Borrowing Base.   The credit facility under the Quest Cherokee Credit Agreement consists of a three-year $250 million revolving credit facility. Availability under the revolving credit facility is tied to a borrowing base that will be redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves. In addition, Quest Cherokee and RBC each have the right to initiate a redetermination of the borrowing base between each six-month redetermination. As of December 31, 2008, the borrowing base was $190 million, and the amount borrowed under the Quest Cherokee Credit Agreement was $189 million. No amounts were available for borrowing because the remaining $1.0 million was supporting letters of credit issued under the Quest Cherokee Credit Agreement.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million (the “Borrowing Base Deficiency”). In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Energy did not exit were set to market prices at the time. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Energy made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Energy repaid the Borrowing Base Deficiency.

Commitment Fee.   Quest Cherokee will pay a quarterly revolving commitment fee equal to 0.30% to 0.50% (depending on the utilization percentage) of the actual daily amount by which the lesser of the aggregate revolving commitment and the borrowing base exceeds the sum of the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.   Until the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus 4.0% or the base rate plus 3.0%. After the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus a margin ranging from 2.75% to 3.375% (depending on the utilization percentage) or the base

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rate plus a margin ranging from 1.75% to 2.375% (depending on the utilization percentage). The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%.

B.  Second Lien Loan Agreement.

On July 11, 2008, concurrent with the PetroEdge acquisition, Quest Energy and Quest Cherokee entered into a Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement,” together with the Quest Cherokee Credit Agreement, the “Quest Cherokee Agreements”) for a six-month, $45 million term loan. Thereafter the parties entered into the following amendments to the Second Lien Loan Agreement:

•	On October 28, 2008, Quest Energy and Quest Cherokee entered into a First Amendment to Second Lien Senior Term Loan Agreement (the “First Amendment to Second Lien Loan Agreement”) to, among other things, extend the maturity date to September 30, 2009 and to amend and/or waive certain of the representations and covenants contained in the Second Lien Loan Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result or (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 30, 2009, Quest Energy and Quest Cherokee entered into a Second Amendment to the Second Lien Senior Term Loan Agreement that amended a covenant in order to defer until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Payments.   The First Amendment to Second Lien Loan Agreement requires Quest Cherokee to make repayments of principal in quarterly installments of $3.8 million while amounts borrowed under the Second Lien Loan Agreement are outstanding. As of December 31, 2008, $41.2 million was outstanding under the Second Lien Loan Agreement. Quest Energy has made the quarterly principal payments subsequent to that date and management believes that Quest Energy has sufficient capital resources to repay the $3.8 million principal payment due under the Second Lien Loan Agreement on August 15, 2009. Management is currently pursuing various options to restructure or refinance the Second Lien Loan Agreement. There can be no assurance that such efforts will be successful or that the terms of any new or restructured indebtedness will be favorable to Quest Energy and Quest Cherokee.

Interest Rate.   Interest accrues on the term loan at either LIBOR plus 9.0% (with a LIBOR floor of 3.5%) or the base rate plus 8.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.5%, RBC’s prime rate or LIBOR plus 1.25%. Amounts due under the Second Lien Loan Agreement may be prepaid without any premium or penalty, at any time.

Restrictions on Proceeds from Asset Sales.   Subject to certain restrictions, Quest Cherokee and its subsidiaries are required to apply all net cash proceeds from sales of assets that yield gross proceeds of over $5 million to repay the amounts outstanding under the Second Lien Loan Agreement.

Covenants.   Under the terms of the Second Lien Loan Agreement, Quest Energy is required by June 30, 2009 to (i) complete a private placement of its equity securities or debt, (ii) engage one or more investment banks reasonably satisfactory to RBC Capital Markets to publicly sell or privately place common equity securities or debt of Quest Energy, which offering must close prior to August 14, 2009 (the deadline for closing and funding the securities offering may be extended up until September 30, 2009) or (iii) engage RBC Capital Markets to arrange financing to refinance the term loan under the Second Lien Loan Agreement on the prevailing terms in the credit market. Prior to the June 30, 2009 deadline, Quest Energy engaged an investment bank reasonably satisfactory to RBC Capital Markets.

Further, so long as any amounts remain outstanding under the Second Lien Loan Agreement, Quest Energy and Quest Cherokee must be in compliance with a financial covenant that prohibits each of Quest Cherokee, Quest Energy or any of their respective subsidiaries from permitting Available Liquidity (as defined in the Quest Cherokee Agreements) to be less than $14 million at March 31, 2009 and to be less than $20 million at June 30, 2009.

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C.  General Provisions Applicable to Quest Cherokee Agreements.

Restrictions on Distributions and Capital Expenditures.   The Quest Cherokee Agreements restrict the amount of quarterly distributions Quest Energy may declare and pay to its unitholders to not exceed $0.40 per common unit per quarter as long as any amounts remain outstanding under the Second Lien Loan Agreement. The $3.8 million quarterly principal payments discussed above must also be paid before any distributions may be paid and Quest Cherokee’s capital expenditures are limited to $30 million for 2009.

Security Interest.  The Quest Cherokee Credit Agreement is secured by a first priority lien on substantially all of the assets of Quest Energy, Quest Cherokee and QCOS. The Second Lien Loan Agreement is secured by a second priority lien on substantially all of the assets of Quest Energy, Quest Cherokee and QCOS.

The Quest Cherokee Agreements provide that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.   Quest Energy, Quest Cherokee, Quest Energy GP and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of these types. The Quest Cherokee Agreements also contain affirmative and negative covenants that are customary for credit agreements of these types.

The Quest Cherokee Agreements’ financial covenants prohibit Quest Energy, Quest Cherokee and any of their subsidiaries from:

•	permitting the ratio (calculated based on the most recently delivered compliance certificate) of Quest Energy’s consolidated current assets (including the unused availability under the revolving credit facility, but excluding non-cash assets under FAS 133) to consolidated current liabilities (excluding non-cash obligations under FAS 133, asset and asset retirement obligations and current maturities of indebtedness under the Quest Cherokee Credit Agreement) at any fiscal quarter-end to be less than 1.0 to 1.0; provided, however, that current assets and current liabilities will exclude mark-to-market values of swap contracts, to the extent such values are included in current assets and current liabilities;

•	permitting the interest coverage ratio (calculated on the most recently delivered compliance certificate) of adjusted consolidated EBITDA to consolidated interest charges at any fiscal quarter-end to be less than 2.5 to 1.0 measured on a rolling four quarter basis; and

•	permitting the leverage ratio (calculated based on the most recently delivered compliance certificate) of consolidated funded debt to adjusted consolidated EBITDA at any fiscal quarter-end to be greater than 3.5 to 1.0 measured on a rolling four quarter basis.

The Second Lien Loan Agreement contains an additional financial covenant that prohibits Quest Energy, Quest Cherokee, and any of their subsidiaries from permitting the total reserve leverage ratio (ratio of total proved reserves to consolidated funded debt) at any fiscal quarter-end (calculated based on the most recently delivered compliance certificate) to be less than 1.5 to 1.0.

Adjusted consolidated EBITDA is defined in the Quest Cherokee Agreements to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter of Quest Energy, the amount of cash paid to the members of Quest Energy GP’s management group and non-management directors with respect to restricted common units, bonus units and/or phantom units of Quest Energy that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the Quest Cherokee Agreements to mean for Quest Energy and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of

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such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) acquisition costs required to be expensed under FAS 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Second Lien Loan Agreement) and the related restructuring (which shall be capped at $1,500,000 for purposes of this definition), and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of Quest Energy and its subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interests charges is defined to mean for Quest Energy and its subsidiaries on a consolidated basis, the excess of (i) the sum of (a) all interest, premium payments, fees, charges and related expenses of Quest Energy and its subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of Quest Energy and its subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP over (ii) all interest income for such period.

Consolidated funded debt is defined to mean for Quest Energy and its subsidiaries on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Quest Cherokee Agreements, but excluding all reimbursement obligations relating to outstanding but undrawn letters of credit), (ii) attributable indebtedness pertaining to capital leases, (iii) attributable indebtedness pertaining to synthetic lease obligations, and (iv) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iii) above.

Quest Energy was in compliance with all of its covenants as of December 31, 2008.

Events of Default.   Events of default under the Quest Cherokee Agreements are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, borrowing base deficiencies, and change of control. Under the Quest Cherokee Agreements, a change of control means (i) QRCP fails to own or to have voting control over at least 51% of the equity interest of Quest Energy GP, (ii) any person acquires beneficial ownership of 51% or more of the equity interest in Quest Energy; (iii) Quest Energy fails to own 100% of the equity interests in Quest Cherokee, or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Quest Midstream.  Quest Midstream and its wholly-owned subsidiary, Bluestem, have a separate $135 million syndicated revolving credit facility. On November 1, 2007, Quest Midstream and Bluestem entered into an Amended and Restated Credit Agreement and First Amendment to Amended and Restated Credit Agreement (together, the “Quest Midstream Credit Agreement”) with RBC, as administrative agent and collateral agent, and the lenders party thereto. On October 28, 2008, Quest Midstream and Bluestem entered into a Second Amendment to the Quest Midstream Credit Agreement (the “Quest Midstream Second Amendment”). The Quest Midstream Credit Agreement together with the Quest Midstream Second Amendment are referred to collectively as the “Amended Quest Midstream Credit Agreement.” As of December 31, 2008, the amount borrowed under the Amended Quest Midstream Credit Agreement was $128 million.

The Quest Midstream Second Amendment, among other things, amended and/or waived certain of the representations and covenants contained in the Quest Midstream Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

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Quest Midstream and Bluestem may, from time to time, request an increase in the $135 million commitment by an amount in the aggregate not exceeding $75 million. However, the lenders are under no obligation to increase the revolving credit facility upon such request.

Commitment Fee.   Quest Midstream and Bluestem will pay a quarterly revolving commitment fee equal to 0.375% to 0.50% (depending on the total leverage ratio) on the difference between $135 million and the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.   During the Transition Period (as defined in the Amended Quest Midstream Credit Agreement), interest accrued on the revolving credit facility at either LIBOR plus 4% or the base rate plus 3.0%. After the Transition Period ends, interest accrues at either LIBOR plus a margin ranging from 2.0% to 3.50% (depending on the total leverage ratio) or the base rate plus a margin ranging from 1.0% to 2.5% (depending on the total leverage ratio), at our option. The base rate is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%. The Transition Period ended on March 31, 2009 when Quest Midstream’s audited financial statements for 2008 were delivered to RBC.

Required Prepayment.   If the total leverage ratio is greater than 4.5 to 1.0 for any fiscal quarter ending on or after December 31, 2008, Quest Midstream and Bluestem must prepay the revolving loans in an amount equal to 75% of Excess Cash Flow (as defined in the Amended Quest Midstream Credit Agreement) for such fiscal quarter. Additionally, the lenders’ revolving commitment will be temporarily reduced dollar for dollar by the amount of any such prepayment. Once the total leverage ratio is less than 4.0 to 1.0 at the end of any fiscal quarter, any reductions in the revolving commitments will be reinstated and no further prepayments will be required.

Restrictions on Capital Expenditures and Distributions.   The Amended Quest Midstream Credit Agreement places limitations on capital expenditures for each of Quest Midstream and Bluestem as follows: (i) $5 million for the fourth fiscal quarter of 2008; (ii) $7 million for the first fiscal quarter of 2009; (iii) $7 million for the second fiscal quarter of 2009; (iv) $3 million for the third fiscal quarter of 2009; and (v) $3 million for the fourth fiscal quarter of 2009.

The Amended Quest Midstream Credit Agreement restricts Quest Midstream’s ability to make distributions on its units unless the total leverage ratio is not greater than 4.0 to 1.0 after giving effect to the quarterly distribution.

Security Interest.   The Amended Quest Midstream Credit Agreement is secured by a first priority lien on substantially all of the assets of Quest Midstream and Bluestem and their subsidiaries (including the KPC Pipeline).

The Amended Quest Midstream Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.   Bluestem, Quest Midstream and their subsidiaries are required to make certain representations and warranties that are customary for credit agreements of this type. The Amended Quest Midstream Credit Agreement also contains affirmative and negative covenants that are customary for credit agreements of this type.

The Amended Quest Midstream Credit Agreement’s financial covenants prohibit Bluestem, Quest Midstream and any of their subsidiaries from:

•	permitting the interest coverage ratio (ratio of adjusted consolidated EBITDA to consolidated interest charges) on a rolling four quarter basis (calculated based on the most recently delivered compliance certificate), commencing with the fiscal quarter ending December 31, 2007, to be less than 2.50 to 1.00 for any fiscal quarter ending on or prior to December 31, 2008, increasing to 2.75 to 1.00 for each fiscal quarter end thereafter; and

•	permitting the total leverage ratio (ratio of adjusted consolidated funded debt to adjusted consolidated EBITDA) on a rolling four quarter basis (calculated based on the most recently delivered compliance

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certificate), commencing with the fiscal quarter ending December 31, 2007 and ending December 31, 2008, to be greater than 5.00 to 1.00, decreasing to 4.50 to 1.00 for each fiscal quarter end thereafter.

Adjusted consolidated EBITDA is defined in the Amended Quest Midstream Credit Agreement to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter of Quest Midstream, the amount of cash paid to the members of Quest Midstream GP’s management group and non-management directors with respect to restricted common units, bonus units and/or phantom units of Quest Midstream that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the Amended Quest Midstream Credit Agreement for Quest Midstream and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining consolidated net income, (v) merger and acquisition costs required to be expensed under FAS 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the Quest Midstream Second Amendment and the related restructuring which are capped at $1,500,000 for purposes of the definition of Consolidated EBITDA and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses related to swap contracts or resulting from accounting convention changes, of Quest Midstream and its subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interest charges is defined to mean for Quest Midstream and its subsidiaries on a consolidated basis, the sum of (i) all interest, premium payments, fees, charges and related expenses of Quest Midstream and its subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest and net of any write-off of debt issuance costs), in each case to the extent treated as interest in accordance with GAAP, and (ii) the portion of rent expense of Quest Midstream and its subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP.

Consolidated net income is defined to mean for Quest Midstream and its subsidiaries on a consolidated basis, the net income or net loss of Quest Midstream and its subsidiaries from continuing operations, excluding: (i) the income (or loss) of any entity other than a subsidiary, except to the extent that any such income has been actually received by Quest Midstream or such subsidiary in the form of cash dividends or similar cash distributions; (ii) extraordinary gains and losses; (iii) any gains or losses attributable to non-cash write-ups or write-downs of assets; (iv) proceeds of any insurance on property, plant or equipment other than business interruption insurance; (v) any gain or loss, net of taxes, on the sale, retirement or other disposition of assets; and (vi) the cumulative effect of a change in accounting principles.

Bluestem and Quest Midstream are required during each calendar year to have at least 15 consecutive days during which there are no revolving loans outstanding for the purpose of financing working capital or funding quarterly distributions of Quest Midstream.

Events of Default.   Events of default under the Amended Quest Midstream Credit Agreement are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, and change of control. Under the Quest Midstream Credit Agreement a change of control means (i) QRCP fails to own or to have voting control over, at least 51% of the equity interest of Quest Midstream GP; (ii) any person acquires beneficial ownership of 51% or more of the equity interest in Quest Midstream; (iii) Quest Midstream fails to own 100% of the equity interests in Bluestem or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Quest Midstream was in compliance with all of its covenants as of December 31, 2008.

Subordinated Notes — In December 2003, we issued a five-year $51 million junior subordinated promissory note (the “Original Note”) to ArcLight Energy Partners Fund I, L.P. (“ArcLight”) pursuant to the terms of a note purchase agreement. The Original Note bore interest at 15% per annum and was subordinate and junior in right of payment to the prior payment in full of superior debts. In connection with the purchase of the Original Note, the original limited liability company agreement for Quest Cherokee was amended and restated to, among other things, provide for Class A units and Class B units of membership interest, and ArcLight acquired all of the Class A units of Quest Cherokee in exchange for $100. The existing membership interests in Quest Cherokee owned by our subsidiaries were converted into all of the Class B units. To appropriately determine the fair value of the Class A units, we imputed a discount on the Original Note of approximately $15.4 million. Accordingly, the initial carrying value of the Original Note was $35.6 million. The $15.4 million value allocated to the Class A units was recorded as minority interest in Quest Cherokee in our consolidated financial statements.

During 2005, Quest Cherokee and ArcLight amended and restated the note purchase agreement to provide for the issuance to ArcLight of up to $15 million of additional 15% junior subordinated promissory notes (the “Additional Notes” and together with the Original Notes, the “Subordinated Notes”) pursuant to the terms of an amended and restated note purchase agreement and issued $15 million of Additional Notes to ArcLight.

In November 2005, we paid approximately $84 million to repurchase the Subordinated Notes and accrued interest and $26.1 million to repurchase the Class A units of Quest Cherokee. In connection with this transaction, a loss on extinguishment of debt of approximately $12.4 million was recognized representing the remaining debt discount on the Subordinated Notes as of the date of the repurchase. The excess of the amount paid to repurchase the Class A units of Quest Cherokee over the minority interest (approximately $10.7 million) was allocated to oil and gas properties and pipeline assets under the provisions of SFAS 141. Additionally, the Company wrote-off $0.8 million in deferred loan costs related to the Original Note.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Property

Oil and gas properties, pipeline assets and other property and equipment were comprised of the following as of December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Oil and gas properties under the full cost method of accounting:
Properties being amortized	$299,629	$380,033	$288,646
Properties not being amortized	10,108	7,986	8,108

Total oil and gas properties, at cost	309,737	388,019	296,754
Less: accumulated depletion, depreciation and amortization	(137,200)	(87,066)	(55,476)

Oil and gas properties, net	$172,537	$300,953	$241,278

Pipeline assets, at cost	$333,966	$306,317	$132,715
Less: accumulated depreciation	(23,527)	(11,791)	(6,061)

Pipeline assets, net	$310,439	$294,526	$126,654

Other property and equipment at cost	$33,994	$27,712	$21,115
Less: accumulated depreciation	(10,131)	(6,207)	(4,435)

Other property and equipment, net	$23,863	$21,505	$16,680

As of December 31, 2008, the Company’s net book value of oil and gas properties exceeded the full cost ceiling. Accordingly, a provision for impairment was recognized in the fourth quarter of 2008 of $298.9 million. The provision for impairment was primarily attributable to declines in the prevailing market prices of oil and gas at the measurement date and revisions of reserves due to further technical analysis and production of gas during 2008. See Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited).

Depreciation on pipeline assets and other property and equipment is computed on the straight-line basis over the following estimated useful lives:

Pipelines	15 to 40 years
Buildings	25 years
Machinery and equipment	10 years
Software and computer equipment	3 to 5 years
Furniture and fixtures	10 years
Vehicles	7 years

For the years ended December 31, 2008, 2007, 2006 and 2005, depletion, depreciation and amortization expense (excluding impairment amounts discussed above) on oil and gas properties amounted to $50.4 million, $31.7 million, $22.4 million and $19.4 million, respectively; depreciation expense on pipeline assets amounted to $16.2 million, $5.8 million, $2.5 million and $1.4 million, respectively; and depreciation expense on other property and equipment amounted to $3.8 million, $2.3 million, $2.1 million and $1.4 million, respectively.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Minority Interests

A rollforward of minority interest balances related to QRCP’s investments in Quest Energy and Quest Midstream for the periods indicated is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006

Quest Energy:
Beginning of year	$145,364	$—	$—
Contributions, net	—	151,025	—
Distributions	(13,438)	—	—
Minority interest in earnings (loss)	(73,295)	(5,661)	—
Stock compensation expense related to QELP unit-based awards	35	—	—

End of year	$58,666	$145,364	$—

Quest Midstream:
Beginning of year	$152,021	$84,173	$—
Contributions, net	—	73,424	84,187
Distributions	(7,629)	(9,470)	—
Minority interest in earnings (loss)	1,027	2,757	(14)
Stock compensation expense related to QMLP unit-based awards	451	1,137	—

End of year	$145,870	$152,021	$84,173

Total minority interest liability at end of year	$204,536	$297,385	$84,173

Quest Energy

During November 2007, QELP completed its initial public offering of 9,100,000 common units (representing a 42.1% limited partner interest) for net proceeds of $151.3 million ($163.8 million less $12.5 million for underwriting discounts, structuring fees and offering costs). QELP was formed by Quest to own, operate, acquire and develop Quest’s oil and gas production operations in the Cherokee Basin. Quest contributed assets to QELP in exchange for an aggregate 55.9% limited partner interest (consisting of common and subordinated limited partner units) in QELP, a 2% general partner interest and incentive distribution rights (IDRs). IDRs entitle the holder to specified increasing percentages of cash distributions as QELP’s per-unit cash distributions increase. In addition, Quest maintains control over the assets owned by QELP through sole indirect ownership of the general partner interests. Net proceeds from the offering were used to refinance a portion of the existing debt secured by the assets contributed to QELP.

The QELP common units have preference over the subordinated units with respect to cash distributions. Accordingly, all proceeds from the sale of the common units were recorded as minority interest on the consolidated balance sheet. The subordinated units will convert into an equal number of common units upon termination of the subordination period. Generally, the subordination period will end when either:

(i) QELP has paid at least $0.40 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive non-overlapping four-quarter periods ending on or after December 31, 2012; or

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii) QELP has paid at least $0.50 per quarter on each outstanding common unit, subordinated unit and general partner unit for any two consecutive non-overlapping four-quarter periods ending on or after December 31, 2010; or

(iii) if the unitholders remove QELP’s general partner other than for cause and units held by its general partner and its affiliates are not voted in favor of such removal.

The results of operations and financial position of QELP are included in our consolidated financial statements. The portion of QELP’s results of operations that is attributable to common units held by the public (units not held by Quest) is recorded as minority interests.

Pursuant to the terms of its partnership agreement, QELP is required to pay a minimum quarterly distribution of $0.40 per unit to the extent it has sufficient cash available for distribution. During 2008, QELP paid the following distributions:

First Quarter	—	$0.41	per unit on all outstanding units
Second Quarter	—	$0.43	per unit on all outstanding units
Third Quarter	—	$0.40	per unit on only the common units and a proportionate distribution on the general partner units
Fourth Quarter	—	$0

No distributions may be made to the subordinated unitholders until minimum quarterly distributions to the common unitholders, plus any arrearages, have been made.

Quest Midstream

During 2006, QMLP was formed by Quest to own, operate, acquire and develop midstream assets. Quest transferred pipeline assets and certain associated liabilities to QMLP as a capital contribution in exchange for 4,900,000 Class B subordinated units and 35,134 Class A subordinated units, which currently represents an aggregate 35.69% limited partner interest in QMLP, as well as an 85% interest in the general partner of QMLP, which owns a 2% general partner interest and incentive distribution rights. The IDRs entitle the holder to specified increasing percentages of cash distributions as QMLP’s per-unit cash distributions increase. At the same time, QMLP issued 4,864,866 common units to private investors for net proceeds of $84.2 million ($90 million less $5.8 million for placement fees and offering costs).

In November 2007, QMLP completed the purchase of the KPC Pipeline for a purchase price of approximately $133 million in cash, subject to adjustment for working capital at closing, and assumed liabilities of approximately $1.2 million. In connection with this acquisition, QMLP issued 3,750,000 common units to private investors for approximately $75 million of gross proceeds ($73.6 million after offering costs). As a result of these two issuances, private investors currently own an approximate 62.31% limited partner interest in QMLP. Quest maintains control over the assets owned by QMLP through its majority ownership interest in QMLP’s general partner.

The QMLP common units have preference over the subordinated units with respect to cash distributions. Accordingly, all proceeds from the sale of the common units were recorded as minority interest on the consolidated balance sheet. The subordinated units will convert into an equal number of common units upon termination of the subordination period. Generally, the subordination period will end when either:

(i) QMLP has paid at least $0.425 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive non-overlapping four quarter periods ending on or after December 22, 2013; or

(ii) if the QMLP unitholders remove its general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations and financial position of QMLP are included in our consolidated financial statements. The portion of QMLP’s results of operations that is attributable to common units held by the private investors (units we do not hold) is recorded as minority interests.

Pursuant to the terms of its partnership agreement, QMLP is required to pay a minimum quarterly distribution to the common unitholders of $0.425 per unit to the extent it has sufficient cash available for distribution. During 2008, QMLP paid the following distributions:

First Quarter	—	$0.425	per unit on only the common units and a proportionate distribution on the general partner units
Second Quarter	—	$0.425	per unit on only the common units and a proportionate distribution on the general partner units
Third Quarter	—	$0
Fourth Quarter	—	$0

No distribution may be made to the subordinated unitholders until minimum quarterly distributions to the common unitholders, plus any arrearages, have been made.

Note 7 — Derivative Financial Instruments

We are exposed to commodity price and interest rate risk, and management believes it prudent to periodically reduce our exposure to cash-flow variability resulting from this volatility. Accordingly, we enter into certain derivative financial instruments in order to manage exposure to commodity price risk inherent in the Company’s oil and gas production operations. Specifically, we utilize futures, swaps and options. Futures contracts and commodity swap agreements are used to fix the price of expected future oil and gas sales at major industry trading locations, such as Henry Hub, Louisiana for gas and Cushing, Oklahoma for oil. Basis swaps are used to fix or float the price differential between the price of gas at Henry Hub and various other market locations. Options are used to fix a floor and a ceiling price (collar) for expected future oil and gas sales. Derivative financial instruments are also used to manage commodity price risk inherent in customer pricing requirements and to fix margins on the future sale of natural gas. Interest rate swaps are used to fix or float interest rates attributable to the Company’s existing or anticipated indebtedness.

Settlements of any exchange-traded contracts are guaranteed by the New York Mercantile Exchange (NYMEX) or the Intercontinental Exchange and are subject to nominal credit risk. Over-the-counter traded swaps, options and physical delivery contracts expose us to credit risk to the extent the counterparty is unable to satisfy its settlement commitment. We monitor the creditworthiness of each counterparty and assess the impact, if any, on fair value. In addition, we routinely exercise our contractual right to net realized gains against realized losses when settling with our swap and option counterparties.

Interest Rate Derivatives  In the past, the Company has entered into interest rate derivatives to mitigate its exposure to fluctuations in interest rates on variable rate debt. These instruments were not designated as hedges and, therefore, were recorded in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occurred.

Commodity Derivatives  At December 31, 2008, 2007 and 2006, QELP was a party to derivative financial instruments in order to manage commodity price risk associated with a portion of our expected future sales of our oil and gas production. None of these derivative instruments have been designated as hedges. Accordingly, we record all derivative instruments in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occur. Both realized and unrealized gains and losses associated with derivative financial instruments are currently recognized in other income (expense) as they occur.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gains and losses associated with derivative financial instruments related to gas and oil production were as follows for the years ended December 31, 2008, 2007, 2006 and 2005 (in thousands):

	2008	2007	2006	2005

Realized gain (loss)	$(6,388)	$7,279	$(17,712)	$(26,964)
Unrealized gain (loss)	72,533	(5,318)	70,402	(46,602)

Total gain (loss) from derivative financial instruments	$66,145	$1,961	$52,690	$(73,566)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to oil and gas derivative contracts as of December 31, 2008:

	Year Ending December 31,
	2009	2010	2011	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	14,629,200	12,499,060	2,000,004	2,000,004	31,128,268
Weighted-average fixed price per Mmbtu	$7.78	$7.42	$8.00	$8.11	$7.67
Fair value, net	$38,107	$14,071	$2,441	$2,335	$56,954
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	750,000	630,000	3,549,996	3,000,000	7,929,996
Ceiling	750,000	630,000	3,549,996	3,000,000	7,929,996
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$10.00	$7.39	$7.03	$7.79
Ceiling	$15.00	$13.11	$9.88	$7.39	$9.52
Fair value, net	$3,630	$1,875	$3,144	$2,074	$10,723
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,379,200	13,129,060	5,550,000	5,000,004	39,058,264
Weighted-average fixed price per Mmbtu	$7.94	$7.55	$7.61	$7.44	$7.70
Fair value, net	$41,737	$15,946	$5,585	$4,409	$67,677

Crude Oil Swaps:
Contract volumes (Bbl)	36,000	30,000	—	—	66,000
Weighted-average fixed per Bbl	$90.07	$87.50	$—	$—	$88.90
Fair value, net	$1,246	$666	$—	$—	$1,912

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to gas derivative contracts as of December 31, 2007:

	Year Ending
	December 31,
	2008	2009	2010	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	8,595,876	12,629,365	10,499,225	—	31,724,466
Weighted-average fixed price per Mmbtu	$6.39	$7.70	$7.31	$—	$7.22
Fair value, net	$1,517	$1,721	$(4,565)	$—	$(1,327)
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	7,027,566	—	—	—	7,027,566
Ceiling	7,027,566	—	—	—	7,027,566
Weighted-average fixed price per Mmbtu:
Floor	$6.54	$—	$—	$—	$6.54
Ceiling	$7.53	$—	$—	$—	$7.53
Fair value, net	$(1,617)	$—	$—	$—	$(1,617)
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,623,442	12,629,365	10,499,225	—	38,752,032
Weighted-average fixed price per Mmbtu	$6.46	$7.70	$7.31	$—	$7.09
Fair value, net	$(100)	$1,721	$(4,565)	$—	$(2,944)

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to natural gas derivative contracts as of December 31, 2006:

	Year Ending
	December 31,
	2007	2008	2009	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	2,353,885	—	—	—	2,353,885
Weighted-average fixed price per Mmbtu	$7.20	$—	$—	$—	$7.20
Fair value, net	$2,107	$—	$—	$—	$2,107
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	8,432,595	7,027,566	—	—	15,460,161
Ceiling	8,432,595	7,027,566	—	—	15,460,161
Weighted-average fixed price per Mmbtu:
Floor	$6.63	$6.54	$—	$—	$6.59
Ceiling	$7.54	$7.53	$—	$—	$7.54
Fair value, net	$3,512	$(2,856)	$—	$—	$656
Natural Gas Basis Swaps:
Contract volumes (Mmbtu)	1,825,000	1,464,000	—	—	3,289,000
Weighted-average fixed price	$(1.15)	$(1.03)	$—	$—	$(1.10)
Fair value, net	$(389)	$—	$—	$—	$(389)
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	10,786,480	7,027,566	—	—	17,814,046
Weighted-average fixed price per Mmbtu	$6.75	$6.54	$—	$—	$6.67
Fair value, net	$5,230	$(2,856)	$—	$—	$2,374

Note 8 — Financial Instruments

The Company’s financial instruments include commodity derivatives, debt, cash, receivables and payables. The carrying value of the Company’s debt approximates fair value as of December 31, 2008, 2007 and 2006. The carrying amount of cash, receivables and accounts payable approximates fair value because of the short-term nature of those instruments.

Fair Value — The following table sets forth, by level within the fair value hierarchy, our assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

				Netting and
	Level	Level	Level	Cash	Total Net Fair
At December 31, 2008	1	2	3	Collateral*	Value

Derivative financial instruments — assets	$—	$8,866	$64,883	$(4,160)	$69,589
Derivative financial instruments — liabilities	$—	$(224)	$(3,936)	$4,160	$—

Total	$—	$8,642	$60,947	$—	$69,589

*	Amounts represent the effect of legally enforceable master netting agreements between the Company and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparties.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Risk management assets and liabilities in the table above represent the current fair value of all open derivative positions, excluding those derivatives designated as NPNS. We classify all of these derivative instruments as “Derivative financial instrument assets” or “Derivative financial instrument liabilities” in our consolidated balance sheets.

In order to determine the fair value amounts presented above, we utilize various factors, including market data and assumptions that market participants would use in pricing assets or liabilities as well as assumptions about the risks inherent in the inputs to the valuation technique. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and parental guarantees), but also the impact of our nonperformance risk on our liabilities. We utilize observable market data for credit default swaps to assess the impact of non-performance credit risk when evaluating our assets from counterparties.

In certain instances, we may utilize internal models to measure the fair value of our derivative instruments. Generally, we use similar models to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the assets or liabilities, and market-corroborated inputs, which are inputs derived principally from or corroborated by observable market data by correlation or other means.

The following table sets forth a reconciliation of changes in the fair value of risk management assets and liabilities classified as Level 3 in the fair value hierarchy (in thousands):

Year Ended
December 31,
2008

Balance at beginning of year	$3,444
Realized and unrealized gains included in earnings	68,038
Purchases, sales, issuances, and settlements	(10,535)
Transfers into and out of Level 3	—

Balance as of December 31, 2008	$60,947

Note 9 — Asset Retirement Obligations

The following table describes the changes to the Company’s assets retirement liability for the years ending December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Asset retirement obligations at beginning of year	$2,938	$1,410	$1,150
Liabilities incurred	134	178	175
Liabilities settled	(22)	(7)	(7)
Acquisition of KPC pipeline	—	1,194	—
Acquisition of PetroEdge	2,193	—	—
Accretion	388	163	92
Revisions in estimated cash flows	291	—	—

Asset retirement obligations at end of year	$5,922	$2,938	$1,410

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Stockholders’ Equity

Stockholders’ Rights Plan — On May 31, 2006, the board of directors of QRCP declared a dividend distribution of one right for each share of common stock of QRCP, and the dividend was distributed on June 15, 2006. The rights are governed by a Rights Agreement, dated as of May 31, 2006, between QRCP and Computershare (formerly UMB Bank, n.a.). Pursuant to the Rights Agreement, each right entitles the registered holder to purchase from QRCP one one-thousandth of a share (“Unit”) of Series B Junior Participating Preferred Stock, $0.001 par value per share, at a purchase price of $75.00 per Unit. The rights, however, will not become exercisable unless and until, among other things, any person acquires 15% or more of the outstanding shares of common stock of QRCP. If a person acquires 15% or more of the outstanding stock of QRCP (subject to certain exceptions more fully described in the Rights Agreement), each right will entitle the holder (other than the person who acquired 15% or more of the outstanding common stock) to purchase common stock of QRCP having a value equal to twice the exercise price of a right. The rights are redeemable under certain circumstances at $0.001 per right and will expire, unless earlier redeemed, on May 31, 2016.

Stock Awards — Under the 2005 Omnibus Stock Award Plan (as amended) (the “Plan”) there are available for issuance 2,700,000 shares of QRCP’s Common Stock. The Shares that have been granted are subject to pro rata vesting which ranges from 0 to 4 years. During this vesting period, the fair value of the stock awards granted is recognized pro rata as compensation expense in general and administrative expenses. For the years ended December 31, 2008, 2007, 2006 and 2005, QRCP recognized $1.9 million, $6.1 million, $1.0 million and $1.2 million, of compensation expense related to stock awards. A summary of changes in the non-vested restricted shares for the years ending December 31, 2008, 2007 and 2006 is presented below:

		Weighted
	Number of	average
	non-vested	grant-date
	restricted shares	fair value

Non-vested restricted shares at December 31, 2005	108,000	$10.00
Granted	75,000	8.95
Vested	(62,000)	11.73
Forfeited	(4,000)	10.00

Non-vested restricted shares at December 31, 2006	117,000	$9.43
Granted	1,192,968	8.71
Vested	(222,472)	9.21
Forfeited	(5,621)	8.67

Non-vested restricted shares at December 31, 2007	1,081,875	$8.69
Granted(a)	405,362 (a)	7.50
Vested	(470,912)	8.28
Forfeited	(533,949)	8.75

Non-vested restricted shares at December 31, 2008	482,376	$8.01

(a)	Includes 140,000 stock options converted to 70,000 restricted shares during the year.

As of December 31, 2008, total unrecognized stock-based compensation expense related to non-vested restricted shares was $1.6 million, which is expected to be recognized over a weighted average period of approximately 1.28 years.

Stock Options — The Plan also provides for the granting of options to purchase shares of QRCP’s common stock. QRCP has granted stock options to employees and non-employees under the Plan. The options expire 10 years following the date of grant and have a weighted average remaining life of 8.78 years.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of changes in stock options outstanding during the years ending December 31, 2008, 2007, and 2006 is presented below:

		Weighted average
	Stock	exercise price per
	options	share

Options outstanding at December 31, 2004	—	$—
Granted	250,000	10.00
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2005	250,000	10.00

Granted	—	—
Exercised	—	—
Forfeited	(100,000)	10.00

Options outstanding at December 31, 2006	150,000	10.00

Granted	100,000	10.05
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2007	250,000	10.00

Granted	300,000	0.63
Exercised	(10,000)	10.05
Converted	(140,000)	10.03

Options outstanding at December 31, 2008	400,000	2.98

Options exercisable at December 31, 2008	250,000	$4.38

The weighted average grant date fair value of stock options granted during 2008, 2007 and 2005 were $0.54, $7.96, and $7.40, respectively.

The weighted average remaining term of options outstanding and options exercisable at December 31, 2008 was 9.10 and 8.68 years, respectively. Options outstanding and options exercisable at December 31, 2008 had no aggregate intrinsic value.

QRCP determines the fair value of stock option awards using the Black-Scholes option pricing model. The expected life of the option is estimated based upon historical exercise behavior. The expected forfeiture rate was estimated based upon historical forfeiture experience. The volatility assumption was estimated based upon expectations of volatility over the life of the option as measured by historical and implied volatility. The risk-free interest rate was based on the U.S. Treasury rate for a term commensurate with the expected life of the option. The dividend yield was based upon a 12-month average dividend yield. QRCP used the following weighted-average

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions to estimate the fair value of stock options granted during the years ending December 31, 2008, 2007 and 2005:

	2008	2007	2005

Expected option life — years	10	10	10
Volatility	69.8%	61.1%	59.6%
Risk-free interest rate	5.42%	5.35%	5.32%
Dividend yield	—	—	—
Fair value	$0.41-$0.61	$7.96	$7.40

For the years ended December 31, 2008, 2007, 2006 and 2005, we recognized $0.2 million, $0.5 million, $0.2 million and $0.5 million of compensation expense related to stock options. As of December 31, 2008, there was $0.2 million of total unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 1.38 years.

During 2008, we converted 140,000 stock options held by certain directors into 70,000 shares of unvested restricted stock. As a result, we recognized additional compensation expense of $0.1 million for the year ended December 31, 2008.

Earnings (Loss) per Share — A reconciliation of the numerator and denominator used in the basic and diluted per share calculations for the years ending December 31, 2008, 2007, 2006 and 2005, is as follows (in thousands):

	2008	2007	2006	2005

Basic earnings per share:
Net income (loss) available to common shareholders	$(167,384)	$(44,154)	$29,508	$(95,885)
Shares:
Weighted average number of common shares outstanding	27,011	22,379	22,119	8,352

Basic earnings (loss) per share:
Total basic earnings (loss) per share	$(6.20)	$(1.97)	$1.33	$(11.48)

Diluted earnings per share:
Net income (loss) available to common shareholders	$(167,384)	$(44,154)	$29,508	$(95,885)
Shares:
Weighted average common shares and common stock equivalents	27,011	22,379	22,130	8,352

Diluted earnings (loss) per share:
Total diluted earnings (loss) per share	$(6.20)	$(1.97)	$1.33	$(11.48)

Because we have reported a net loss in the years ended December 31, 2008, 2007 and 2005, restricted stock awards covering 871,344; 781,540; and 25,545 common shares, respectively, and the effect of outstanding options to purchase 193,288; 188,082; and 54,110 common shares, respectively, were excluded from the computation of net loss per share because their effect would have been antidilutive.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Income Taxes

Because we have recorded a full valuation allowance against our net deferred tax assets, federal and state income tax expense, both current and deferred, was zero for the years ended December 31, 2008, 2007, 2006 and 2005.

A reconciliation of federal income taxes at the statutory federal rates to our actual provision for income taxes for the years ended December 31, 2008, 2007, 2006 and 2005 are as follows (in thousands):

	2008	2007	2006	2005

Income tax expense (benefit) at statutory rate	$(58,584)	$(15,454)	$10,328	$(33,556)
State income tax expense (benefit), net of federal	(3,789)	(956)	620	(2,341)
Carryover depletion in excess of cost	—	—	(736)	(525)
Other	300	752	(51)	(1,941)
Change in valuation allowance	62,073	15,658	(10,161)	38,363

Total tax expense (benefit)	$—	$—	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred assets will not be realized based on the weight of all available evidence. Based on the negative evidence that existed as of each reporting period, we recorded a full valuation allowance against our net deferred tax asset as of December 31, 2008, 2007, 2006 and 2005.

Deferred tax assets and liabilities as of December 31, 2008, 2007, 2006 and 2005 were as follows (in thousands):

	2008	2007	2006	2005

Current deferred income tax assets:
Commodity derivative expense recorded for book, not for tax	$—	$—	$3,310	$15,765
Accrued liabilities	219	749		117
Allowance for bad debts	78	79	70	53
Unearned revenue	236	111	167	75

Total current deferred income tax assets	533	939	3,547	16,010

Noncurrent deferred income tax assets:
Commodity derivative expense recorded for books, not for tax	—	—	4,055	9,809
Accrued liabilities	—	—	526	429
Partnership basis differences	7,401	—	—	—
Property and equipment basis differences	18,434	—	—	—
Net operating loss carryforwards	72,635	61,577	38,239	22,314
Other tax credit carryforwards	4,352	2,164	2,164	1,379
Misappropriation of assets	3,728	3,728	2,982	746
Other expense recorded for books, not for tax	1,320	1,997	494	334

Total noncurrent deferred income tax assets	107,870	69,466	48,460	35,011

Total deferred income tax assets	108,403	70,405	52,007	51,021

F-47

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008	2007	2006	2005

Current deferred income tax liabilities:
Commodity derivative income recorded for books, not for tax	—	—	(5,259)	(18)
Other	—	—	(539)

Total current deferred income tax liabilities	—	—	(5,798)	(18)

Noncurrent deferred income tax liabilities:
Commodity derivative income recorded for books, not for tax	—	—	(2,990)	(198)
Partnership basis differences	—	(21,542)	(4,790)	—
Property and equipment basis differences	—	(2,533)	(7,757)	(9,973)

Total noncurrent deferred income tax liabilities	—	(24,075)	(15,537)	(10,171)

Total deferred income tax liabilities	—	(24,075)	(21,335)	(10,189)

Net deferred income tax assets	108,403	46,330	30,672	40,832
Valuation allowance	(108,403)	(46,330)	(30,672)	(40,832)

Total deferred tax asset (liability)	$—	$—	$—	$—

We have net operating loss (“NOL”) carryforwards of approximately $195 million at December 31, 2008 that are available to reduce future U.S. taxable income. If not utilized, such carryforwards will expire from 2021 through 2026.

Our ability to utilize NOL carryforwards to reduce future federal taxable income and federal income tax of the Company is subject to various limitations under the Internal Revenue Code of 1986, as amended (the “Code”). The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the issuance or exercise of rights to acquire stock, the purchase or sale of stock by 5% stockholders, as defined in the Treasury regulations, and the offering of stock of the QRCP during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of QRCP.

QRCP completed a private placement of its common stock on November 14, 2005. In connection with this offering, 15,258,144 shares of common stock were issued. This issuance may constitute an “owner shift” as defined in the Regulations under 1.382-2T. This event will subject approximately $40 million of NOL’s to limitations under Section 382 of the Code. The current annual limitation on NOL’s incurred prior to the owner shift is expected to be approximately $4 million. NOL’s incurred after November 14, 2005 through December 31, 2008 are not currently limited.

FIN 48 provides guidance for recognizing and measuring uncertain tax positions. We file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Tax years 2001 to present remain open for the majority of taxing authorities due to NOL utilization. Our policy is to recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense. We have no amounts recorded for unrecognized tax benefits.

Note 12 — Commitments and Contingencies

Litigation — We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. We record a liability related to our legal proceedings and claims when we have determined that it is probable that we will be obligated to pay and the related amount can be reasonably estimated. Except for those legal proceedings listed below, we believe there are no pending legal proceedings in which we are currently involved which, if adversely determined, could have a material adverse effect on our financial position,

F-48

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results of operations or cash flow. We intend to defend vigorously against the claims described below. We are unable to predict the outcome of these proceedings or reasonably estimate a range of possible loss that may result.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M U.S., District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma against the Company, Quest Energy Partners, L.P., and Quest Energy GP, LLC and certain of our current and former officers and directors. The complaints were filed by certain stockholders on behalf of themselves and other stockholders who purchased our common stock between May 2, 2005 and August 25, 2008 and Quest Energy common units between November 7, 2007 and August 25, 2008. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of the Company to entities controlled by the Company’s former chief executive officer, Mr. Jerry D. Cash. The complaints also allege that, as a result of these actions, our stock price and the unit price of Quest Energy was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. Various individual plaintiffs have filed multiple rounds of motions seeking appointment as lead plaintiff, however the court has not yet ruled on these motions and appointed a lead plaintiff. Once a lead plaintiff is appointed, the lead plaintiff must file a consolidated amended complaint within 60 days after being appointed. No further activity is expected in the purported class action until a lead plaintiff is appointed and an amended consolidated complaint is filed. The Company, Quest Energy and Quest Energy GP intend to defend vigorously against plaintiffs’ claims.

Federal Derivative Case

James Stephens, derivatively on behalf of nominal defendant Quest Resource Corporation. v. William H. Damon III, Jerry Cash, David Lawler, David E. Grose, James B. Kite Jr., John C. Garrison and Jon H. Rateau, Case No. 08-cv-1025-M, U.S. District Court for the Western District of Oklahoma, filed September 25, 2008

On September 25, 2008 a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on our behalf, entitled James Stephens, derivatively on behalf on nominal defendant Quest Resource Corporation v. William H. Damon III, Jerry Cash, David Lawler, David E. Grose, James B. Kite Jr., John C. Garrison and Jon H. Rateau, Case No. 08-cv-1025-M. The complaint names certain of our current and former officers and directors as defendants. The factual allegations mirror those in the purported class actions described above, and the complaint asserts claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of corporate assets, and unjust enrichment. The complaint seeks disgorgement, costs, expenses, and equitable and/or injunctive relief. On October 16, 2008, the court stayed this case pending the court’s ruling on any motions to dismiss the class action claims. The Company intends to defend vigorously against these claims.

State Court Derivative Cases

Tim Bodeker, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, Bob G. Alexander, David C. Lawler, James B. Kite, John C. Garrison, Jon H. Rateau and William H. Damon III, Case No. CJ-2008-9042, in the District Court of Oklahoma County, State of Oklahoma, filed October 8, 2008

William H. Jacobson, derivatively on behalf of nominal defendant Quest Resource Corporation v. Jerry Cash, David E. Grose, David C. Lawler, James B. Kite, Jon H. Rateau, Bob G. Alexander, William H. Damon III, John C. Garrison, Murrell, Hall, McIntosh & Co., LLP, and Eide Bailly, LLP, Case No. CJ-2008-9657, in the District Court of Oklahoma County, State of Oklahoma, filed October 27, 2008

Amy Wulfert, derivatively on behalf of nominal defendant Quest Resource Corporation, v. Jerry D. Cash, David C. Lawler, Jon C. Garrison, John H. Rateau, James B. Kite Jr., William H. Damon III, David E. Grose, N. Malone Mitchell III, and Bryan Simmons, Case No. CJ-2008-9042 — consolidated December 30, 2008, in the District Court of Oklahoma County, State of Oklahoma (Original Case No. CJ-2008-9624, filed October 24, 2008)

The factual allegations in these petitions mirror those in the purported class actions discussed above. All three petitions assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, and unjust enrichment. The Jacobson petition also asserts claims against the two auditing firms named in that suit for professional negligence and aiding and abetting the director defendants’ breaches of fiduciary duties. The Wulfert petition also asserts a claim against Mr. Bryan Simmons for aiding and abetting Messrs. Cash’s and Grose’s breaches of fiduciary duties. The petitions seek damages, costs, expenses, and equitable relief. On November 12, 2008, the parties to these lawsuits filed a motion to consolidate the actions and appoint lead counsel. The court has not yet ruled on this motion. Under the proposed order, the defendants need not respond to the individual petitions. Once the actions are consolidated, the proposed order provides that counsel for the parties shall meet and confer, within thirty days from the date of the entry of the order, regarding the scheduling of the filing of a consolidated derivative petition and the defendants’ responses to that petition. The Company intends to defend vigorously against plaintiffs’ claims.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC Case No. 07-1225-MLB in the U.S. District Court, District of Kansas, filed August 6, 2007

Quest Cherokee was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee has answered the complaint and denied plaintiffs’ claims. Discovery in that case is ongoing. Quest Cherokee intends to defend vigorously against these claims.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, in the District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

Quest Cherokee Oilfield Service, LLC (“QCOS”) has been named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. Various motions for summary judgment have been filed and denied by the court. It is expected that the court will set this matter for trial in Fall 2009. QCOS intends to defend vigorously against plaintiffs’ claims.

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al, CJ-2009-1078, in the District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

QCOS has been named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed above. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. QCOS will vigorously defend the declaratory action.

Environmental Matters — As of December 31, 2008, there were no known environmental or regulatory matters related to our operations which are reasonably expected to result in a material liability to us. Like other oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Operating Lease Commitments — We have a leasing agreement for pipeline capacity that includes renewal options and options to increase capacity, which would also increase rentals. The initial term of this lease began June 1, 1992 and ends October 31, 2009.

We have lease agreements to obtain natural gas compressors as and when required. Terms of the leases on the gas compressors call for a minimum obligation of one year and are month to month thereafter.

In addition, we have operating leases for office space, warehouse facilities and office equipment expiring in various years through 2017.

Future minimum rental payments under all non-cancelable operating leases as of December 31, 2008, were as follows (in thousands):

Year ending December 31,
2009	$4,050
2010	1,553
2011	1,524
2012	1,240
2013	1,085
Thereafter	2,690

Total minimum lease obligations	$12,142

Total rental expense under operating leases was approximately $17.2 million, $10.3 million, $7.4 million, and $5.6 million for the years ended December 31, 2008, 2007, 2006 and 2005, respectively. Included in 2008 are $3.1 million of expenses for the pipeline capacity lease discussed above.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Advisor Contracts — In October 2008, Quest Midstream GP engaged a financial advisor in connection with the review of Quest Midstream’s strategic alternatives. Under the terms of the agreement, the financial advisor received an advisory fee of $250,000 in October 2008 and is entitled to additional monthly advisory fees of $75,000 from December 2008 through September 2009, that is due ($750 thousand in arrearages) on October 1, 2009. In addition, the financial advisor is entitled to fees ranging from $2.0 million to $4.0 million, reduced by 50% of the advisory fees previously paid by Quest Midstream, depending on whether or not certain transactions occur. During 2008, the Company recorded $0.3 million of expense relating to this agreement.

In October 2008, QRCP engaged a financial advisor with respect to a review of its strategic alternatives. Under the terms of the agreement, the financial advisor receives a monthly retention fee of $150,000 per month. The financial advisor is entitled to fees, which are not currently estimable, if certain transactions occur. During 2008, QRCP recorded $0.3 million of expense relating to this agreement.

In January 2009, Quest Energy GP engaged a financial advisor to QELP in connection with the review of QELP’s strategic alternatives. Under the terms of the agreement, the financial advisor received a one-time advisory fee of $50,000 in January 2009 and is entitled to additional monthly advisory fees of $25,000 for a minimum period of six months payable on the last day of the month beginning January 31, 2009. In addition, the financial advisor was entitled to inestimable fees if certain transactions occur.

Note 13 — Other Assets

Intangible Assets — Balances for the contract-related intangibles acquired in the KPC Pipeline acquisition were as follows as of December 31, 2008 (in thousands):

Gross carrying amount	$9,934
Accumulated amortization	4,340

Net carrying amount	$5,594

These intangibles are recorded in Other Assets and are being amortized over the term of the related contracts, which range from one to ten years. Amortization expense in 2008 amounted to $4.3 million. Projected amortization expense over the next five years is expected to be $3.8 million, $0.5 million, $0.5 million, $0.5 million and $0.5 million. The weighted average amortization period is 2.4 years.

Deferred Financing Costs — The remaining unamortized deferred financing costs at December 31, 2008, 2007 and 2006 were $8.1 million, $8.5 million and $9.5 million, respectively, and are being amortized over the life of the related credit facilities. In November 2007, the credit facilities with Guggenheim Corporate Funding, LLC were repaid, resulting in a charge of $9.0 million in unamortized loan fees and $4.1 million in prepayment penalties which are included with interest expense in 2007.

Deposits — The balance of long-term deposits at December 31, 2008 and 2006 was $1.3 million and $0.2 million, respectively. There were no long-term deposits at December 31, 2007.

Note 14 — Supplemental Cash Flow Information

	Year Ended December 31,
	2008	2007	2006	2005
	(in thousands)

Cash paid for interest	$21,813	$32,884	$20,940	$10,315
Cash paid for income taxes	$—	$—	$—	$—

F-52

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,
	2008	2007	2006	2005
	(in thousands)

Accrued purchases of property and equipment	$1,492	$861	$1,305	$328
Accrued distributions — QMP	$—	$3,600	$—	$—
Accrued distributions — QEP	$—	$—	$—	$—

Note 15 — Related Party Transactions

During the years ended December 31, 2005, 2006 and 2007, our former chief executive officer, Mr. Jerry D. Cash made certain unauthorized transfers, repayments and re-transfers of funds totaling $2.0 million, $6.0 million and $2.0 million, respectively, to entities that he controlled.

The Oklahoma Department of Securities has filed a lawsuit alleging that our former chief financial officer, Mr. David Grose, and our former purchasing manager, Mr. Brent Mueller, stole approximately $1.0 million. In addition to this theft, the Oklahoma Department of Securities has also filed a lawsuit alleging that our former chief financial officer and former purchasing manager received kickbacks totaling approximately $1.8 million ($0.9 million each) from several related suppliers beginning in 2005.

Note 16 — Operating Segments

We divide our operations into two reportable business segments:

•	Oil and gas production; and

•	Natural gas pipelines, including transporting, selling, gathering, treating and processing natural gas.

Both of these segments are exclusively located in the continental United States, and each segment uses the same accounting policies as those described in the summary of significant accounting policies (see Note 2 — Summary of Significant Accounting Policies). Our reportable segments are strategic business units that offer different products and services. Each segment is managed separately because each segment involves different products and marketing strategies. We do not allocate income taxes to our operating segments.

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QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating segment data for the periods indicated is as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006	2005

Revenues:
Oil and gas production	$162,499	$105,285	$72,410	$70,628
Natural gas pipelines	63,722	39,032	25,833	11,732
Elimination of inter-segment revenue	(35,546)	(29,179)	(20,819)	(7,793)

Natural gas pipelines, net of inter-segment revenue	28,176	9,853	5,014	3,939

Total segment revenues	$190,675	$115,138	$77,424	$74,567

Operating profit (loss):
Oil and gas production	$(269,729)	$5,999	$1,861	$23,508
Natural gas pipelines	17,245	11,964	10,063	2,580

Total segment operating profit	(252,484)	17,963	11,924	26,088
General and administrative expenses	(28,269)	(21,023)	(8,655)	(6,218)
Loss on misappropriation of funds	—	(2,000)	(6,000)	(2,000)

Total operating income (loss)	$(280,753)	$(5,060)	$(2,731)	$17,870

Interest expense, net	(25,373)	(43,628)	(20,567)	(28,225)
Gain (loss) from derivative financial instruments	66,145	1,961	52,690	(73,566)
Loss on early extinguishment of debt	—	—	—	(12,355)
Other income (expense) and sale of assets	329	(331)	102	401

Income (loss) before income taxes and minority interests	$(239,652)	$(47,058)	$29,494	$(95,875)

Capital expenditures:
Oil and gas production	$239,467	$91,265	$98,591	$32,636
Natural gas pipelines	27,649	173,604	60,080	9,279

Total capital expenditures	$267,116	$264,869	$158,671	$41,915

Depreciation, depletion and amortization
Oil and gas production	$53,710	$33,812	$24,392	$20,795
Natural gas pipelines	16,735	5,970	2,619	1,449

Total depreciation, depletion and amortization	$70,445	$39,782	$27,011	$22,244

	As of December 31,
	2008	2007	2006

Identifiable assets:
Oil and gas production	$193,195	$320,880	$257,800
Natural gas pipelines	313,644	296,104	126,812

Total identifiable assets	$506,839	$616,984	$384,612

Segment operating profit represents total revenues less costs and expenses attributable thereto, excluding interest and general corporate expenses.

F-54

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17 — Profit Sharing Plan

Substantially all of our employees are covered by our profit sharing plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make contributions to the plan by electing to defer some of their compensation. Our match is discretionary; however, historically we have matched 100% of total contributions up to a total of five percent of their annual compensation. Our matching contribution vests using a graduated vesting schedule over six years of service. During the years ended December 31, 2008, 2007, 2006 and 2005, we made cash contributions to the plan of $0.6 million, $0.6 million, $0.4 million and $0.4 million, respectively.

During 2005, we contributed 49,842 shares of Quest common stock to the plan. This profit sharing contribution related to the year ended December 31, 2004 and was valued at $0.5 million. Expense related to this contribution was recorded in general and administrative expenses.

Note 18 — Restatement

As reported on a Current Report on Form 8-K filed on January 2, 2009, on December 31, 2008, the board of directors of QRCP determined that the consolidated financial statements of QRCP as of and for the years ended December 31, 2007, 2006 and 2005 and its unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon as the result of the discovery of the Transfers to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. Management identified other errors in these financial statements, as described below, and the board of directors concluded that QRCP had, and as of December 31, 2008 continued to have, material weaknesses in its internal control over financial reporting.

The Form 10-K/A for the year ended December 31, 2008, to which these consolidated financial statements form a part, includes restated and reaudited consolidated financial statements for QRCP as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. QRCP recently filed amended Quarterly Reports on Form 10-Q/A including restated quarterly consolidated financial statements for the quarters ended March 31, 2008 and June 30, 2008 and a Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

As a result of the Transfers, the restated consolidated financial statements show a reduction of $10 million in cash balances of QRCP for periods ended on and after December 31, 2007 and an increase in accumulated deficit for periods ended on and after December 31, 2007 of $10 million. The Transfers began in June of 2004 and continued through July 1, 2008, but as a result of certain repayments and the amounts involved, the cash balance and accumulated deficit as reported on QRCP’s consolidated balance sheet as of December 31, 2004 were not materially inaccurate as a result of the Transfers made prior to that date.

F-55

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although the items listed below comprise the most significant errors (by dollar amount), numerous other errors were identified and restatement adjustments made. We have recorded restatement adjustments to properly reflect the amounts as of and for the periods affected, including the amounts included in Note 20 — Supplemental Financial Information — Quarterly Financial Data (Unaudited). The tables below present previously reported stockholders’ equity, major restatement adjustments and restated stockholders’ (deficit) equity as well as previously reported net income (loss), major restatement adjustments and restated net income (loss) as of and for the periods indicated (in thousands):

	As of December 31,
	2007	2006	2005

Stockholders’ (deficit) equity as previously reported	$91,853	$117,354	$115,673
A — Effect of the Transfers	(10,000)	(8,000)	(2,000)
B — Reversal of hedge accounting	707	(2,389)	(8,177)
C — Accounting for formation of Quest Cherokee	(19,055)	(19,159)	(19,185)
D — Capitalization of costs in full cost pool	(23,936)	(12,748)	(5,388)
E — Recognition of costs in proper periods	(1,987)	(321)	(316)
F — Capitalized interest	1,713	1,367	286
G — Stock-based compensation	—	—	—
H — Depreciation, depletion and amortization	10,450	7,209	3,275
I — Impairment of oil and gas properties	30,719	30,719	—
J — Other errors	(3,695)	809	(383)

Stockholders’ (deficit) equity as restated	$76,769	$114,841	$83,785

	Years Ended December 31,
	2007	2006	2005

Net income (loss) as previously reported	$(30,414)	$(48,478)	$(31,951)
A — Effect of the Transfers	(2,000)	(6,000)	(2,000)
B — Reversal of hedge accounting	1,183	53,387	(42,854)
C — Accounting for formation of Quest Cherokee	104	26	(14,402)
D — Capitalization of costs in full cost pool	(11,188)	(7,360)	(5,388)
E — Recognition of costs in proper periods	(1,666)	(5)	721
F — Capitalized interest	346	1,081	154
G — Stock-based compensation	(702)	405	(790)
H — Depreciation, depletion and amortization	3,241	3,934	757
I — Impairment of oil and gas properties	—	30,719	—
J — Other errors	(3,058)	1,799	(132)

Net income (loss) as restated	$(44,154)	$29,508	$(95,885)

The most significant errors (by dollar amount) consist of the following:

(A) The Transfers, which were not approved expenditures of QRCP, were not properly accounted for as losses. As a result of these losses not being recorded, cash and accumulated deficit were overstated as of December 31, 2007, 2006 and 2005, and loss from misappropriation of funds was understated for the years ended December 31, 2007, 2006 and 2005.

F-56

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(B) Hedge accounting was inappropriately applied for the Company’s commodity derivative instruments and the valuation of commodity derivative instruments was incorrectly computed. The fair value of the commodity derivative instruments previously reported were over/(under) stated by $(2.6) million, $0.5 million and $6.3 million as of December 31, 2007, 2006 and 2005, respectively. In addition, we incorrectly presented realized gains and losses related to commodity derivative instruments within oil and gas sales. As a result of these errors, current and long-term derivative financial instrument assets, current and long-term derivative financial instrument liabilities, accumulated other comprehensive income and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and oil and gas sales and gain (loss) from derivative financial instruments were misstated for the years ended December 31, 2007, 2006 and 2005.

(C) Errors were identified in the accounting for the formation of Quest Cherokee in December 2003 in which: (i) no value was ascribed to the subsidiary Class A units that were issued to ArcLight in connection with the transaction, (ii) a debt discount (and related accretion) and minority interest were not recorded, (iii) transaction costs were inappropriately capitalized to oil and gas properties, and (iv) subsequent to December 2003, interest expense was improperly stated as a result of these errors. In 2005, the debt relating to this transaction was repaid and the Class A units were repurchased. Due to the errors that existed in the previous accounting, additional errors resulted in 2005 including: (i) a loss on extinguishment of debt was not recorded, and (ii) oil and gas properties, pipeline assets were overstated. Subsequent to the 2005 transaction, depreciation, depletion and amortization expense was also overstated due to these errors.

(D) Certain general and administrative expenses unrelated to oil and gas production were inappropriately capitalized to oil and gas properties, and certain operating expenses were inappropriately capitalized to oil and gas properties being amortized. These items resulted in errors in valuation of the full cost pool, oil and gas production expenses and general and administrative expenses. As a result of these errors, oil and gas properties being amortized and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and oil and gas production expenses and general and administrative expenses were misstated for the years ended December 31, 2007, 2006 and 2005.

(E) Invoices were not properly accrued resulting in the understatement of accounts payable and numerous other balance sheet and income statement accounts. As a result of these errors, accounts receivable, other current assets, property and equipment, pipeline assets, properties being and not being amortized and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and oil and gas production expenses, pipeline operating expenses and general and administrative expenses were misstated for the years ended December 31, 2007, 2006 and 2005.

(F) Capitalized interest was not recorded on pipeline construction. As a result of this error, pipeline assets and accumulated deficit were understated as of December 31, 2007, 2006 and 2005, interest expense was overstated for the years ended December 31, 2007, 2006 and 2005.

(G) Errors were identified in stock-based compensation expense, including the use of incorrect grant dates, valuation errors, and incorrect vesting periods. As a result of these errors, additional paid-in capital and accumulated deficit were misstated as of December 31, 2007, 2006 and 2005, and general and administrative expenses were misstated for the years ended December 31, 2007, 2006 and 2005.

(H) As a result of previously discussed errors and an additional error related to the method used in calculating depreciation, depletion and amortization, errors existed in our depreciation, depletion and amortization expense and our accumulated depreciation, depletion and amortization. As a result of these errors, accumulated depreciation, depletion and amortization were misstated as of December 31, 2007, 2006 and 2005 and depreciation, depletion and amortization expense was misstated for the years ended December 31, 2007, 2006 and 2005.

(I) As a result of previously discussed errors relating to oil and gas properties and hedge accounting and errors relating to the treatment of deferred taxes, errors existed in our ceiling test calculations. As a result of these errors,

F-57

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company incorrectly recorded a $30.7 million impairment to its oil and gas properties during the year ended December 31, 2006.

(J) We identified other errors during the reaudit and restatement process where the impact on net income was not deemed significant enough to warrant separate disclosure of individual errors. Included in this amount is the minority interest effect of the errors discussed above.

Outstanding shares — Errors were identified in the calculation of outstanding shares in all periods as we incorrectly included restricted share grants in our calculation of issued shares when the restrictions lapsed, rather than the date at which the restricted shares were granted. This error did not affect net income, but did impact our issued and outstanding share amounts as well as our weighted average share amount (in thousands):

	As of December 31,
	2007	2006	2005

Previously reported issued shares	22,701	22,206	22,072
Total restatement adjustments	852	160	140

Restated issued shares	23,553	22,366	22,212

	As of December 31,
	2007	2006	2005

Previously reported outstanding shares	22,701	22,206	22,072
Total restatement adjustments	(230)	43	32

Restated outstanding shares	22,471	22,249	22,104

F-58

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands, except share and per share data):

	Year Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenues:
Oil and gas sales	$113,035	$(7,750)	$105,285
Gas pipeline revenue	9,853	—	9,853
Other revenue (expense)	(9)	9	—

Total revenues	122,879	(7,741)	115,138
Costs and expenses:
Oil and gas production	27,995	8,300	36,295
Pipeline operating	21,079	19	21,098
General and administrative expenses	17,976	3,047	21,023
Depreciation, depletion and amortization	41,401	(1,619)	39,782
Impairment of oil and gas properties	—	—	—
Loss from misappropriation of funds	—	2,000	2,000

Total costs and expenses	108,451	11,747	120,198

Operating income (loss)	14,428	(19,488)	(5,060)
Other income (expense):
Gain (loss) from derivative financial instruments	(6,502)	8,463	1,961
Gain (loss) on sale of assets	(322)	—	(322)
Loss on early extinguishment of debt	—	—	—
Other income	—	(9)	(9)
Interest expense	(42,916)	(1,128)	(44,044)
Interest income	416	—	416

Total other income (expense)	(49,324)	7,326	(41,998)

Income (loss) before income taxes and minority interests	(34,896)	(12,162)	(47,058)
Income tax benefit (expense)	—	—	—

Net income (loss) before minority interests	(34,896)	(12,162)	(47,058)
Minority interests	4,482	(1,578)	2,904

Net income (loss)	$(30,414)	$(13,740)	$(44,154)

Income (loss) per common share:
Basic	$(1.37)	$(0.60)	$(1.97)
Diluted	$(1.37)	$(0.60)	$(1.97)
Weighted average common and common equivalent shares outstanding:
Basic	22,240,600	138,879	22,379,479

Diluted	22,240,600	138,879	22,379,479

F-59

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet for the period indicated (in thousands):

	As of December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash and cash equivalents	$16,680	$(10,000)	$6,680
Restricted cash	1,236	—	1,236
Accounts receivable trade, net	15,768	(211)	15,557
Other receivables	1,632	(152)	1,480
Other current assets	3,717	245	3,962
Inventory	6,622	—	6,622
Current derivative financial instrument assets	6,729	1,279	8,008

Total current assets	52,384	(8,839)	43,545
Oil and gas properties under full cost method of accounting, net	300,717	236	300,953
Pipeline assets, net	297,279	(2,753)	294,526
Other property and equipment, net	21,394	111	21,505
Other assets, net	8,268	273	8,541
Long-term derivative financial instrument assets	1,568	1,899	3,467

Total assets	$681,610	$(9,073)	$672,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,911	$3,291	$31,202
Revenue payable	6,806	919	7,725
Accrued expenses	9,058	(671)	8,387
Current portion of notes payable	666	—	666
Current derivative financial instrument liabilities	8,241	(133)	8,108

Total current liabilities	52,682	3,406	56,088
Long-term liabilities:
Long-term derivative financial instrument liabilities	5,586	725	6,311
Asset retirement obligation	3,813	(875)	2,938
Long-term portion of notes payable	233,046	—	233,046

Total long-term liabilities	242,445	(150)	242,295

Minority interests	294,630	2,755	297,385
Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred stock	—	—	—
Common stock	23	1	24
Additional paid-in capital	212,819	(967)	211,852
Accumulated other comprehensive income (loss)	(1,485)	1,485	—
Accumulated deficit	(119,504)	(15,603)	(135,107)

Total stockholders’ (deficit) equity	91,853	(15,084)	76,769

Total liabilities and stockholders’ (deficit) equity	$681,610	$(9,073)	$672,537

F-60

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Years Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(30,414)	(13,740)	$(44,154)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	44,120	(4,338)	39,782
Stock-based compensation	5,549	532	6,081
Stock-based compensation — Minority interests	—	1,137	1,137
Stock issued for services and retirement plan	1,262	(1,262)	—
Amortization of deferred loan costs	4,620	6,600	11,220
Change in fair value of derivative financial instruments	6,502	(1,184)	5,318
Amortization of gas swap fees	187	(187)	—
Bad debt expense	—	22	22
Minority interest	(4,482)	1,578	(2,904)
Loss on disposal of property and equipment	—	1,363	1,363
Other	323	(323)	—
Change in assets and liabilities:
Restricted cash	(86)	86	—
Accounts receivable	(5,928)	—	(5,928)
Other receivables	(1,260)	15	(1,245)
Other current assets	(2,649)	(178)	(2,827)
Inventory	(989)	989	—
Other assets	—	15	15
Accounts payable	13,129	1,218	14,347
Revenue payable	2,268	468	2,736
Accrued expenses	6,560	(2,559)	4,001
Other long-term liabilities	—	220	220
Other	—	(388)	(388)

Net cash provided by (used in) operating activities	38,712	(9,916)	28,796

Cash flows from investing activities:
Restricted cash	—	(86)	(86)
Other assets	(8,598)	8,598	—
Acquisition of business — KPC	—	(133,725)	(133,725)
Equipment, development, leasehold and pipeline	(272,270)	133,613	(138,657)

Net cash used in investing activities	(280,868)	8,400	(272,468)

F-61

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from financing activities:
Proceeds from bank borrowings	268,580	(224,000)	44,580
Repayments of note borrowings	(225,441)	—	(225,441)
Proceeds from revolver note	—	224,000	224,000
Repayment of revolver note	(35,000)	—	(35,000)
Proceeds from Quest Energy	163,800	—	163,800
Proceeds from Quest MidStream	75,230	—	75,230
Syndication costs	(14,288)	(330)	(14,618)
Distributions to unit holders	(5,894)	22	(5,872)
Proceeds from subordinated debt	—	—	—
Repayment of subordinated debt	—	—	—
Refinancing costs	(10,142)	(5)	(10,147)
Change in other long-term liabilities	171	(171)	—

Net cash provided by financing activities	217,016	(484)	216,532

Net increase (decrease) in cash	(25,140)	(2,000)	(27,140)
Cash and cash equivalents, beginning of period	41,820	(8,000)	33,820

Cash and cash equivalents, end of period	$16,680	$(10,000)	$6,680

F-62

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands, except share and per share data):

	Year Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenues:
Oil and gas sales	$65,551	$6,859	$72,410
Gas pipeline revenue	5,014	—	5,014
Other revenue (expense)	(80)	80	—

Total revenues	70,485	6,939	77,424
Costs and expenses:
Oil and gas production	21,208	4,130	25,338
Pipeline operating	13,247	(96)	13,151
General and administrative expenses	8,840	(185)	8,655
Depreciation, depletion and amortization	28,025	(1,014)	27,011
Impairment of oil and gas properties	30,719	(30,719)	—
Loss from misappropriation of funds	—	6,000	6,000

Total costs and expenses	102,039	(21,884)	80,155

Operating income (loss)	(31,554)	28,823	(2,731)
Other income (expense):
Gain (loss) from derivative financial instruments	6,410	46,280	52,690
Gain (loss) on sale of assets	3	—	3
Loss on early extinguishment of debt	—	—	—
Other income	—	99	99
Interest expense	(23,483)	2,526	(20,957)
Interest income	390	—	390

Total other income (expense)	(16,680)	48,905	32,225

Income (loss) before income taxes and minority interests	(48,234)	77,728	29,494
Income tax benefit (expense)	—	—	—

Net income (loss) before minority interests	(48,234)	77,728	29,494
Minority interests	(244)	258	14

Net income (loss)	$(48,478)	$77,986	$29,508

Income (loss) per common share:
Basic	$(2.19)	$3.52	$1.33
Diluted	$(2.19)	$3.52	$1.33
Weighted average common and common equivalent shares outstanding:
Basic	22,100,753	18,744	22,119,497

Diluted	22,100,753	28,854	22,129,607

F-63

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet for the period indicated (in thousands):

	As of December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash and cash equivalents	$41,820	$(8,000)	$33,820
Restricted cash	1,150	—	1,150
Accounts receivable trade, net	9,840	(189)	9,651
Other receivables	371	(136)	235
Other current assets	1,068	8	1,076
Inventory	5,632	—	5,632
Current derivative financial instrument assets	10,795	3,314	14,109

Total current assets	70,676	(5,003)	65,673
Oil and gas properties under full cost method of accounting, net	233,593	7,685	241,278
Pipeline assets, net	128,570	(1,916)	126,654
Other property and equipment, net	16,212	468	16,680
Other assets, net	9,467	162	9,629
Long-term derivative financial instrument assets	4,782	3,240	8,022

Total assets	$463,300	$4,636	$467,936

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,778	$1,633	$16,411
Revenue payable	4,540	449	4,989
Accrued expenses	2,525	(1,739)	786
Current portion of notes payable	324	—	324
Current derivative financial instrument liabilities	5,244	3,635	8,879

Total current liabilities	27,411	3,978	31,389
Long-term liabilities:
Long-term derivative financial instrument liabilities	7,449	3,429	10,878
Asset retirement obligation	1,410	—	1,410
Long-term portion of notes payable	225,245	—	225,245

Total long-term liabilities	234,104	3,429	237,533

Minority interests	84,431	(258)	84,173
Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred stock	—	—	—
Common stock	22	—	22
Additional paid-in capital	205,994	(222)	205,772
Accumulated other comprehensive income (loss)	428	(428)	—
Accumulated deficit	(89,090)	(1,863)	(90,953)

Total stockholders’ (deficit) equity	117,354	(2,513)	114,841

Total liabilities and stockholders’ (deficit) equity	$463,300	$4,636	$467,936

F-64

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Years Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(48,478)	77,986	$29,508
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	30,898	(3,887)	27,011
Impairment of oil and gas properties	30,719	(30,719)	—
Stock-based compensation	779	258	1,037
Stock issued for services and retirement plan	857	47	904
Amortization of deferred loan costs	1,204	865	2,069
Change in fair value of derivative financial instruments	(16,644)	(53,758)	(70,402)
Amortization of gas swap fees	208	(208)	—
Amortization of deferred hedging gains	(328)	328	—
Bad debt expense	37	48	85
Minority interest	244	(258)	(14)
Other	(3)	3	—
Change in assets and liabilities:
Restricted cash	3,167	(3,167)	—
Accounts receivable	(219)	823	604
Other receivables	(29)	137	108
Other current assets	894	(34)	860
Inventory	(37)	37	—
Other assets	—	(819)	(819)
Accounts payable	2,400	150	2,550
Revenue payable	(505)	249	(256)
Accrued expenses	1,836	(1,699)	137
Other long-term liabilities	—	167	167
Other	—	1,053	1,053

Net cash provided by (used in) operating activities	7,000	(12,398)	(5,398)

Cash flows from investing activities:
Restricted cash	—	3,168	3,168
Other assets	(5,712)	5,712	—
Equipment, development, leasehold and pipeline	(166,905)	(1,410)	(168,315)
Proceeds from sale of oil and gas properties	—	—	—

Net cash used in investing activities	(172,617)	7,470	(165,147)

Cash flows from financing activities:
Proceeds from bank borrowings	200,170	(75,000)	125,170
Repayments of note borrowings	(31,339)	30,750	(589)

F-65

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Proceeds from revolver note	—	75,000	75,000
Repayment of revolver note	(44,250)	(30,750)	(75,000)
Proceeds from Quest MidStream	84,187	—	84,187
Refinancing costs	(4,568)	(1)	(4,569)
Change in other long-term liabilities	167	(167)	—
Equity offering costs	—	(393)	(393)
Proceeds from issuance of common stock	511	(511)	—

Net cash provided by financing activities	204,878	(1,072)	203,806

Net increase (decrease) in cash	39,261	(6,000)	33,261
Cash and cash equivalents, beginning of period	2,559	(2,000)	559

Cash and cash equivalents, end of period	$41,820	$(8,000)	$33,820

F-66

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands, except share and per share data):

	Year Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenue:
Oil and gas sales	$44,565	$26,063	$70,628
Gas pipeline revenue	3,939	—	3,939
Other revenue (expense)	389	(389)	—

Total revenues	48,893	25,674	74,567
Costs and expenses:
Oil and gas production	14,388	4,144	18,532
Pipeline operating	8,470	(767)	7,703
General and administrative expenses	4,802	1,416	6,218
Depreciation, depletion and amortization	22,199	45	22,244
Impairment of oil and gas properties	—	—	—
Loss from misappropriation of funds	—	2,000	2,000

Total costs and expenses	49,859	6,838	56,697

Operating income (loss)	(966)	18,836	17,870
Other income (expense):
Gain (loss) from derivative financial instruments	(4,668)	(68,898)	(73,566)
Gain (loss) on sale of assets	12	—	12
Loss on early extinguishment of debt	—	(12,355)	(12,355)
Other income	—	389	389
Interest expense	(26,365)	(1,906)	(28,271)
Interest income	46	—	46

Total other income (expense)	(30,975)	(82,770)	(113,745)

Income (loss) before income taxes and minority interests	(31,941)	(63,934)	(95,875)
Income tax benefit (expense)	—	—	—

Net income (loss) before minority interests	(31,941)	(63,934)	(95,875)
Minority interests	—	—	—

Net income (loss)	(31,941)	(63,934)	(95,875)
Preferred stock dividends	(10)	—	(10)

Net loss available to common shareholders	$(31,951)	$(63,934)	$(95,885)

Income (loss) available to common shareholders per common share:
Basic	$(3.81)	$(7.67)	$(11.48)
Diluted	$(3.81)	$(7.67)	$(11.48)
Weighted average common and common equivalent shares outstanding:
Basic	8,390,092	(38,147)	8,351,945

Diluted	8,390,092	(38,147)	8,351,945

F-67

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet for the period indicated (in thousands):

	As of December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash and cash equivalents	$2,559	$(2,000)	$559
Restricted cash	4,318	—	4,318
Accounts receivable trade, net	9,658	682	10,340
Other receivables	343	—	343
Other current assets	1,936	—	1,936
Inventory	2,782	—	2,782
Current derivative financial instrument assets	95	(47)	48

Total current assets	21,691	(1,365)	20,326
Oil and gas properties under full cost method of accounting, net	183,370	(18,362)	165,008
Pipeline assets, net	72,849	(3,796)	69,053
Other property and equipment, net	13,490	49	13,539
Other assets, net	6,310	—	6,310
Long-term derivative financial instrument assets	93	439	532

Total assets	$297,803	$(23,035)	$274,768

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,381	$1,962	$14,343
Revenue payable	5,044	201	5,245
Accrued expenses	649	—	649
Current portion of notes payable	407	—	407
Current derivative financial instrument liabilities	38,195	4,098	42,293

Total current liabilities	56,676	6,261	62,937
Long-term liabilities:
Long-term derivative financial instrument liabilities	23,723	2,592	26,315
Asset retirement obligation	1,150	—	1,150
Long-term portion of notes payable	100,581	—	100,581

Total long-term liabilities	125,454	2,592	128,046

Minority interests	—	—	—
Commitments and contingencies Stockholders’ equity:
Preferred stock	—	—	—
Common stock	22	—	22
Additional paid-in capital	203,434	790	204,224
Accumulated other comprehensive income (loss)	(47,171)	47,171	—
Accumulated deficit	(40,612)	(79,849)	(120,461)

Total stockholders’ equity	115,673	(31,888)	83,785

Total liabilities and stockholders’ equity	$297,803	$(23,035)	$274,768

F-68

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Years Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(31,941)	(63,934)	$(95,875)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	22,949	(705)	22,244
Accretion of debt discount	9,586	1,892	11,478
Stock-based compensation	352	865	1,217
Stock issued for services and retirement plan	285	274	559
Amortization of deferred loan costs	5,106	(609)	4,497
Change in fair value of derivative financial instruments	4,668	41,934	46,602
Amortization of deferred hedging gains	(831)	831	—
Bad debt expense	192	110	302
Loss on early extinguishment of debt	—	12,355	12,355
Other	56	(56)	—
Change in assets and liabilities:
Restricted cash	(4,318)	4,318	—
Accounts receivable	(3,646)	(823)	(4,469)
Other receivables	181	—	181
Other current assets	(1,695)	2	(1,693)
Inventory	(2,499)	2,499	—
Other assets	—	788	788
Accounts payable	(4,957)	(9,910)	(14,867)
Revenue payable	1,537	(19)	1,518
Accrued expenses	61	—	61
Other long-term liabilities	—	210	210
Other	—	116	116

Net cash provided by (used in) operating activities	(4,914)	(9,862)	(14,776)

Cash flows from investing activities:
Restricted cash	—	(4,318)	(4,318)
Other assets	(6,071)	6,071	—
Acquisition of minority interest — ArcLight	—	(26,100)	(26,100)
Equipment, development, leasehold and pipeline	(67,530)	32,218	(35,312)
Proceeds from sale of oil and gas properties	—	—	—

Net cash used in investing activities	(73,601)	7,871	(65,730)

F-69

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from financing activities:
Proceeds from bank borrowings	100,103	—	100,103
Repayments of note borrowings	(135,565)	—	(135,565)
Proceeds from subordinated debt	15,000	—	15,000
Repayment of subordinated debt	(83,912)	—	(83,912)
Refinancing costs	(6,272)	(9)	(6,281)
Dividends paid	(10)	—	(10)
Proceeds from issuance of common stock	185,272	—	185,272

Net cash provided by financing activities	74,616	(9)	74,607

Net increase (decrease) in cash	(3,899)	(2,000)	(5,899)
Cash and cash equivalents, beginning of period	6,458	—	6,458

Cash and cash equivalents, end of period	$2,559	$(2,000)	$559

Note 19 — Subsequent Events

Impairment of oil and gas properties

Due to a further decline in natural gas prices, subsequent to December 31, 2008 we expect to incur an additional impairment charge on our oil and gas properties of approximately $95 million to $115 million as of March 31, 2009.

Settlement Agreements

We filed lawsuits, related to the Transfers, against Mr. Cash, the entity controlled by Mr. Cash that was used in connection with the Transfers and two former officers, who are the other owners of the controlled-entity, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement agreements, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas. While QRCP estimates the value of these assets to be less than the amount of the Transfers and cost of the internal investigation, they represent substantially all of Mr. Cash’s net worth and the majority of the value of the controlled-entity. We did not take Mr. Cash’s stock in QRCP, which he had pledged to secure personal loans with a principal balance far in excess of the current market value of the stock. QELP received all of Mr. Cash’s equity interest in STP Newco, Inc. (“STP”), which owns certain oil producing properties in Oklahoma, and other assets as reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by QELP.

Federal Derivative Case

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on Quest Energy’s behalf, which names certain of its current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the Transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses

F-70

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and equitable and/or injunctive relief. It also seeks Quest Energy to take all necessary actions to reform and improve its corporate governance and internal procedures. Quest Energy intends to defend vigorously against these claims.

Credit Agreement Amendments

In May and June 2009, QRCP, Quest Cherokee and Quest Energy entered into amendments to our respective credit agreements. See Note 4 — Long-Term Debt — Credit Facilities for descriptions of the amendments.

Financial Advisor Contracts

On June 26, 2009, Quest Midstream GP entered into an amendment to the original agreement with its financial advisor, which provided that in consideration of a one-time payment of $1.75 million, which was paid in July 2009, no additional fees of any kind would be due under the terms of the original agreement other than a fee of $1.5 million if the KPC Pipeline was sold within two years of the date of the amendment.

In May 2009, QRCP terminated the engagement of the financial advisor that had been retained to review QRCP’s strategic alternatives. In June 2009, QRCP retained a different financial advisor to render a fairness opinion to QRCP in connection with the Recombination. The financial advisor received total compensation of $275,000 in connection with such engagement.

On July 1, 2009, Quest Energy GP entered into an amendment to the original agreement with its financial advisor, which provided that the monthly advisory fee increased to $200,000 per month with a total of $800,000, representing the aggregate fees for each of April, May, June and July 2009, being paid upon execution of the amendment. The additional financial advisor fees payable if certain transactions occurred were canceled; however, the financial advisor is still entitled to a fairness opinion fee of $650,000 in connection with any merger, sale or acquisition involving Quest Energy GP or Quest Energy, which amount was paid in connection with the delivery of a fairness opinion at the time of the execution of the Merger Agreement.

Merger Agreement and Related Agreements

As discussed in Note 1 — Organization, Reclassification, Misappropriation, Reaudit and Restatement, Going Concern and Business, on July 2, 2009, we entered into the Merger Agreement with Quest Energy, Quest Midstream, and other parties thereto pursuant to which we would form a new, yet to be named, publicly-traded corporation that, through a series of mergers and entity conversions, would wholly-own all three entities.

On July 2, 2009, immediately prior to the execution of the Merger Agreement, we entered into Amendment No. 1 (the “Rights Amendment”) to the Rights Agreement with Computershare Trust Company, N.A., as successor rights agent to UMB Bank, n.a., amending the Rights Agreement, dated as of May 31, 2006 (the “Rights Agreement”), in order to render the Rights (as defined in the Rights Agreement) inapplicable to the Recombination and the other transactions contemplated by the Merger Agreement. The Rights Amendment also modified the Rights Agreement so that it would expire in connection with the Recombination if the Rights Agreement is not otherwise terminated.

Additionally, in connection with the Merger Agreement, on July 2, 2009, we entered into a Support Agreement with Quest Energy, Quest Midstream and certain Quest Midstream unitholders (the “Support Agreement”). Pursuant to the Support Agreement, we have, subject to certain conditions, agreed to vote the common and subordinated units of Quest Energy and Quest Midstream that we own in favor of the Recombination and the holders of approximately 43% of the common units of Quest Midstream have, subject to certain conditions, agreed to vote their common units in favor of the Recombination.

F-71

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20 — Supplemental Financial Information — Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for 2008 and 2007 are as follows (in thousands, except per share data):

	Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
			(Restated)	(Restated)

Total revenues	$32,125	$57,043	$56,292	$45,215
Operating income (loss)(1)	(317,179)	16,352	12,855	7,219
Net income (loss)	(172,254)	87,851	(57,886)	(25,095)
Net income (loss) per common share:
Basic	$(5.43)	$2.83	$(2.53)	$(1.11)
Diluted	$(5.43)	$2.80	$(2.53)	$(1.11)

	Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(Restated)	(Restated)	(Restated)	(Restated)

Total revenues	$33,620	$25,640	$29,362	$26,516
Operating income (loss)(1)	(262)	(4,189)	(1,154)	545
Net income (loss)	(21,206)	492	(1,380)	(22,060)
Net income (loss) per common share:
Basic	$(0.94)	$0.02	$(0.06)	$(0.99)
Diluted	$(0.94)	$0.02	$(0.06)	$(0.99)

(1)	Total revenue less total costs and expenses.

As discussed in Note 18 — Restatement, the Company has restated its consolidated financial statements. Such restatements also impacted the Company’s consolidated financial statements as of and for the quarterly periods ended March 31 and June 30, 2008 and March 31, June 30, September 30 and December 31, 2007. See Note 18 for more detailed descriptions of the adjustments below. The adjustments to the applicable quarterly financial statement line items are presented below for the periods indicated (in thousands):

The following table outlines the effects of the restatement adjustments on our summarized unaudited quarterly financial data for the periods indicated (in thousands, except per share data):

	Quarter Ended March 31, 2008
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$44,304	$911	$45,215
Operating income (loss)	11,215	(3,996)	7,219
Net income (loss)	(11,643)	(13,452)	(25,095)
Net income (loss) per common share:
Basic	$(0.50)	$(0.61)	$(1.11)
Diluted	$(0.50)	$(0.61)	$(1.11)

F-72

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter Ended June 30, 2008
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$47,123	$9,169	$56,292
Operating income (loss)	8,499	4,356	12,855
Net income (loss)	4,965	(62,851)	(57,886)
Net income (loss) per common share:
Basic	$0.22	$(2.75)	$(2.53)
Diluted	$0.22	$(2.75)	$(2.53)

	Quarter Ended March 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$27,078	$(562)	$26,516
Operating income (loss)	4,416	(3,871)	545
Net income (loss)	(3,311)	(18,749)	(22,060)
Net income (loss) per common share:
Basic	$(0.15)	$(0.84)	$(0.99)
Diluted	$(0.15)	$(0.84)	$(0.99)

	Quarter Ended June 30, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$29,640	$(278)	$29,362
Operating income (loss)	3,689	(4,843)	(1,154)
Net income (loss)	(4,487)	3,107	(1,380)
Net income (loss) per common share:
Basic	$(0.20)	$0.14	$(0.06)
Diluted	$(0.20)	$0.14	$(0.06)

	Quarter Ended September 30, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$30,277	$(4,637)	$25,640
Operating income (loss)	5,064	(9,253)	(4,189)
Net income (loss)	1,974	(1,482)	492
Net income (loss) per common share:
Basic	$0.09	$(0.07)	$0.02
Diluted	$0.09	$(0.07)	$0.02

F-73

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter Ended December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$35,884	$(2,264)	$33,620
Operating income (loss)	1,259	(1,521)	(262)
Net income (loss)	(24,590)	3,384	(21,206)
Net income (loss) per common share:
Basic	$(1.11)	$0.17	$(0.94)
Diluted	$(1.11)	$0.17	$(0.94)

Note 21 — Supplemental Information on Oil and Gas Producing Activities (Unaudited)

The supplementary, oil and gas data that follows is presented in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities, and includes (1) capitalized costs, costs incurred and results of operations related to oil and gas producing activities, (2) net proved oil and gas reserves, and (3) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves.

Net Capitalized Costs

The Company’s aggregate capitalized costs related to oil and gas producing activities as of the periods indicated are summarized as follows (in thousands):

	As of December 31,
	2008	2007	2006

Oil and gas properties and related leasehold costs:
Proved	$299,629	$380,033	$288,646
Unproved	10,108	7,986	8,108

	309,737	388,019	296,754
Accumulated depreciation, depletion and amortization	(137,200)	(87,066)	(55,476)

Net capitalized costs	$172,537	$300,953	$241,278

Unproved properties not subject to amortization consisted mainly of leaseholds acquired through acquisitions. We will continue to evaluate our unproved properties; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

Costs Incurred

Costs incurred in oil and gas property acquisition, exploration and development activities that have been capitalized as of the periods indicated are summarized as follows (in thousands):

	For the years December 31,
	2008		2007	2006	2005

Acquisition of proved and unproved properties	$158,294	(a)	$—	$—	$—
Exploration costs	1,273		—	—	—
Development costs	276,265		217,539	143,229	49,833

	$435,832		$217,539	$143,229	$49,833

(a)	Includes the acquisition of the PetroEdge & Seminole County, Oklahoma properties.

F-74

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Results of Operations for Oil and Gas Producing Activities

The following table includes revenues and expenses associated directly with our oil and natural gas producing activities. It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of our oil and natural gas operations (in thousands).

	Year Ended December 31,
	2008	2007	2006	2005
	(In thousands)

Production revenues	$162,499	$105,285	$72,410	$70,628
Production costs	(44,111)	(36,295)	(25,338)	(18,532)
Depreciation and depletion and amortization	(53,710)	(33,812)	(24,392)	(20,795)
Impairment of oil and gas properties	(298,861)	—	—	—

	(234,183)	35,178	22,680	31,301
Imputed income tax provision(1)	—	(13,368)	(8,618)	(11,894)

Results of operations for oil and natural gas producing activity	$(234,183)	$21,810	$14,062	$19,407

(1)	The imputed income tax provision is hypothetical (at the statutory rate) and determined without regard to our deduction for general and administrative expenses, interest costs and other income tax credits and deductions, nor whether the hypothetical tax provision will be payable.

Oil and Gas Reserve Quantities

The following reserve schedule was developed by our reserve engineers and sets forth the changes in estimated quantities for our proved reserves, all of which are located in the United States. We retained Cawley, Gillespie & Associates, Inc., independent third-party reserve engineers, to perform an independent evaluation of proved reserves as of December 31, 2008, 2007, 2006 and 2005.

Users of this information should be aware that the process of estimating quantities of “proved,” “proved developed” and “proved undeveloped” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upwards or downward) to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective

F-75

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

	Gas — Mcf	Oil — Bbls

Proved reserves:
Balance, December 31, 2004	149,843,900	47,834
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	390,468	—
Sale of reserves	—	—
Revisions of previous estimates(1)	(6,342,690)	(6,054)
Production	(9,572,378)	(9,480)

Balance, December 31, 2005	134,319,300	32,300
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	27,696,254	—
Sale of reserves	—	—
Revisions of previous estimates(2)	48,329,663	9,780
Production	(12,305,217)	(9,808)

Balance, December 31, 2006	198,040,000	32,272
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	26,368,000	—
Sale of reserves	—	—
Revisions of previous estimates(3)	3,490,473	11,354
Production	(16,975,067)	(7,070)

Balance, December 31, 2007	210,923,406	36,556
Purchase of reserves in place	94,727,687	1,560,946
Extensions, discoveries, and other additions	13,897,600	—
Sale of reserves	(4,386,200)	—
Revisions of previous estimates(2)	(123,204,433)	(833,070)
Production	(21,328,687)	(69,812)

Balance, December 31, 2008	170,629,373	694,620

Proved developed reserves:
Balance, December 31, 2005	71,638,300	32,300
Balance, December 31, 2006	122,390,360	32,272
Balance, December 31, 2007	140,966,295	36,556
Balance, December 31, 2008	136,544,572	682,031

(1)	The downward revision was due to a change in performance of wells on a portion of Quest Cherokee’s acreage.
(2)	Lower prices at December 31, 2008 as compared to December 31, 2007 and December 31, 2006 as compared to December 31, 2005 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves.
(3)	During 2007, higher prices increased the economic lives of the underlying oil and natural gas properties and thereby increased the estimated future reserves.

F-76

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Standardized Measure of Discounted Future Net Cash Flows

The following information is based on our best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of the periods indicated in accordance with SFAS No. 69, Disclosures About Oil and Gas Producing Activities which requires the use of a 10% discount rate. Future income taxes are based on year-end statutory rates. This information is not the fair market value, nor does it represent the expected present value of future cash flows of our proved oil and gas reserves (in thousands).

	As of December 31,
	2008	2007	2006	2005

Future cash inflows	$898,214	$1,351,980	$1,197,198	$1,258,580
Future production costs	570,142	732,488	638,844	366,475
Future development costs	60,318	119,448	126,272	122,428
Future income tax expense	—	56,371	60,024	230,651

Future net cash flows	267,754	443,673	372,058	539,026
10% annual discount for estimated timing of cash flows	103,660	157,496	141,226	201,087

Standardized measure of discounted future net cash flows related to proved reserves	$164,094	$286,177	$230,832	$337,939

(1)	Future cash inflows are computed by applying year-end prices, adjusted for location and quality differentials on a property-by-property basis, to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The discounted future cash flow estimates do not include the effects of our derivative instruments. See the following table for oil and gas prices as of the periods indicated.

	As of December 31,
	2008	2007	2006	2005

Crude oil price per Bbl	$44.60	$96.10	$61.06	$55.63
Natural gas price per Mcf	$5.71	$6.43	$6.03	$9.27

F-77

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal changes in the standardized measure of discounted future net cash flows relating to proven oil and natural gas properties were as follows (in thousands):

	As of December 31,
	2008	2007	2006	2005

Present value, beginning of period	$286,177	$230,832	$337,939	$280,481
Net changes in prices and production costs	(122,702)	13,716	(289,149)	181,950
Net changes in future development costs	(4,247)	(43,530)	(60,330)	(46,074)
Previously estimated development costs incurred	66,060	74,310	93,397	25,532
Sales of oil and gas produced, net	(103,826)	(68,990)	(47,072)	(52,096)
Extensions and discoveries	15,986	49,901	48,399	1,624
Purchases of reserves in-place	119,733	—	0	0
Sales of reserves in-place	(5,045)	—	0	0
Revisions of previous quantity estimates	(147,464)	6,735	84,559	(26,524)
Net change in income taxes	36,360	880	107,365	(23,979)
Accretion of discount	31,804	25,264	44,771	37,867
Timing differences and other(a)	(8,742)	(2,941)	(89,047)	(40,842)

Present value, end of period	$164,094	$286,177	$230,832	$337,939

(a)	The change in timing differences and other are related to revisions in the Company’s estimated time of production and development

F-78

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized this 28th day of July, 2009.

Quest Resource Corporation

/s/  David C. Lawler
David C. Lawler
Chief Executive Officer and President

/s/  Eddie M. LeBlanc, III
Eddie M. LeBlanc, III
Chief Financial Officer

152

INDEX TO EXHIBITS

Exhibit
No.		Description

2	.1*	Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2008, by and among the Company, Pinnacle Gas Resources, Inc., and Quest MergerSub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 6, 2008).
2	.2*	Membership Interest Purchase Agreement, dated as of June 5, 2008, by and between PetroEdge Resources Partners, LLC and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed on June 19, 2008).
2	.3*	Agreement for Purchase and Sale, dated July 11, 2008, by and among the Company, Quest Eastern Resource LLC and Quest Cherokee LLC (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
3	.1*	The Company’s Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A12/G (Amendment No. 2) filed on December 7, 2005).
3	.2*	Certificate of Designations for Series B Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 1, 2006).
3	.3*	Amendment to the Company’s Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 6, 2006).
3	.4*	Third Amended and Restated Bylaws of the Company (as adopted on May 7, 2008) (incorporated herein by reference to Exhibit 3.1 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on May 12, 2008).
4	.1*	Specimen of certificate for shares of Common Stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed on March 10, 2008).
4	.2*	Rights Agreement dated as of May 31, 2006, between the Company and UMB Bank, n.a., which includes as Exhibit A, the Certificate of Designations, Preferences and Rights of Series B Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 1, 2006).
10	.1*	Non-Competition Agreement by and between the Company, Quest Cherokee, LLC, Cherokee Energy Partners LLC, Quest Oil & Gas Corporation, Quest Energy Service, Inc., STP Cherokee, Inc., Ponderosa Gas Pipeline Company, Inc., Producers Service Incorporated and J-W Gas Gathering, L.L.C., dated as of the 22nd day of December, 2003 (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on January 6, 2004).
10	.2**†	Summary of Director Compensation Arrangements.
10	.3*†	Management Annual Incentive Plan (incorporated herein by reference to Appendix C to the Company’s Proxy Statement filed on May 20, 2008).
10	.4*†	The Company’s Amended and Restated 2005 Omnibus Stock Award Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on February 6, 2008).
10	.5*†	Amendments to 2005 Omnibus Stock Award Plan (incorporated herein by reference to Appendix A to the Company’s Proxy Statement filed on May 20, 2008).
10	.6*†	The Company Bonus Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 21, 2007).
10	.7**†	Form of the Company’s 2005 Omnibus Stock Award Plan Nonqualified Stock Option Agreement.
10	.8*†	Form of the Company’s 2005 Omnibus Stock Award Plan Bonus Shares Award Agreement (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed on December 12, 2005).
10	.9*†	The Company’s 2008 Supplemental Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 24, 2008).
10	.10**	Form of Indemnification Agreement for Directors.
10	.11**	Form of Indemnification Agreement for Officers.

153

Exhibit
No.		Description

10	.12*	Purchase Agreement, dated as of October 16, 2007, by and among Quest Midstream Partners, L.P., Quest Midstream GP, LLC, the Company, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Capital Resources Corporation, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 2, 2007).
10	.13*	Amended and Restated Investors’ Rights Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., Quest Midstream GP, LLC, the Company, Alerian Opportunity Partners IV, L.P., Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 2, 2007).
10	.14*	Second Amended and Restated Agreement of Limited Partnership of Quest Midstream Partners, L.P., dated as of November 1, 2007, by and among Quest Midstream GP, LLC, the Company, Alerian Opportunity Partners IV, L.P., Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 2, 2007).
10	.15*	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Quest Midstream Partners, L.P., adopted effective as of January 1, 2007, by Quest Midstream GP, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed May 12, 2008).
10	.16*	Omnibus Agreement dated as of December 22, 2006, by and among the Company, Quest Midstream GP, LLC, Bluestem Pipeline, LLC and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 29, 2006).
10	.17*	Registration Rights Agreement dated as of December 22, 2006, by and among Quest Midstream Partners, L.P., Alerian Opportunity Partners IV, LP, Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Huizenga Opportunity Partners, LP and HCM Energy Holdings, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 29, 2006).
10	.18*	First Amendment to Registration Rights Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., the Company, Alerian Opportunity Partners IV, L.P., Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on November 2, 2007).
10	.19*	Midstream Services and Gas Dedication Agreement between Bluestem Pipeline, LLC and the Company entered into on December 22, 2006, but effective as of December 1, 2006 (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on December 29, 2006).
10	.20*	Amendment No. 1 to the Midstream Services and Gas Dedication Agreement, dated as of August 9, 2007, by and between the Company and Bluestem Pipeline, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 13, 2007).

154

Exhibit
No.		Description

10	.21*	Assignment and Assumption Agreement, dated as of November 15, 2007, by and among the Company, Quest Energy Partners, L.P. and Bluestem Pipeline, LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.22**	Amendment No. 2 to the Midstream Services and Gas Dedication Agreement, dated as of February 27, 2009, by and between Quest Energy Partners, L.P. and Bluestem Pipeline, LLC.
10	.23**	Second Amended and Restated Limited Liability Company Agreement of Quest Midstream GP, LLC.
10	.24*†	Employment Agreement dated April 10, 2007 between the Company and David Lawler (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 13, 2007).
10	.25*†	First Amendment to Employment Agreement, dated October 20, 2008, between the Company and David Lawler (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on October 24, 2008).
10	.26*†	Nonqualified Stock Option Agreement, dated October 20, 2008, between the Company and David Lawler (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on October 24, 2008).
10	.27*†	Employment Agreement dated March 7, 2007 between the Company and David Bolton (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2007).
10	.28*†	Employment Agreement dated December 3, 2007 between the Company and Jack T. Collins (incorporated herein by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on March 10, 2008).
10	.29*†	First Amendment to Employment Agreement, dated October 23, 2008, between the Company and Jack Collins (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on October 24, 2008).
10	.30*†	Nonqualified Stock Option Agreement, dated October 23, 2008, between the Company and Jack Collins (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on October 24, 2008).
10	.31*†	Employment Agreement dated March 21, 2007 between the Company and Richard Marlin (incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K filed on March 10, 2008).
10	.32**†	First Amendment to Employment Agreement, dated December 29, 2008, between the Company and Richard Marlin.
10	.33*†	Employment Agreement dated July 14, 2008 between the Company and Tom Lopus (incorporated herein by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on August 11, 2009).
10	.34*†	Nonqualified Stock Option Agreement, dated January 12, 2009, between the Company and Eddie LeBlanc (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 14, 2009).
10	.35*	Office Lease dated May 31, 2007 between the Company and Oklahoma Tower Realty Investors, L.L.C. (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on June 30, 2007).
10	.36*	Assignment and Assumptions of Leases, dated as of February 28, 2008, by and between Chesapeake Energy Corporation and the Company (incorporated herein by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2008).
10	.37*	Amended and Restated Credit Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada, RBC Capital Markets and the Lenders party thereto (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on November 2, 2007).
10	.38*	First Amendment to the Amended and Restated Credit Agreement, dated as of November 1, 2007 among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada and certain guarantors. (incorporated herein by reference to Exhibit 10.29 to the Company’s Registration Statement on Form S-4 filed on February 7, 2008).

155

Exhibit
No.		Description

10	.39*	Second Amendment to Amended and Restated Credit Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., Quest Pipeline (KPC), Royal Bank of Canada and the Lenders party thereto (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on November 7, 2008).
10	.40*	Guaranty by Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., and Quest Pipeline (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.41**	Guaranty by Quest Transmission Company, LLC in favor of Royal Bank of Canada, dated as of February, 21, 2008.
10	.42**	Pledge and Security Agreement by Quest Transmission Company, LLC in favor of Royal Bank of Canada, dated as of February 21, 2008.
10	.43*	Pledge and Security Agreement by Quest Kansas General Partner, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.44*	Pledge and Security Agreement by Quest Kansas Pipeline, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.11 to the Company’s Report on Form 10-Q filed on November 9, 2007).
10	.45*	Pledge and Security Agreement by Quest Pipelines (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.46*	Amended and Restated Pledge and Security Agreement by Bluestem Pipeline, LLC in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.47*	Amended and Restated Pledge and Security Agreement by Quest Midstream Partners, L.P. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.48**	First Amendment to Amended and Restated Pledge and Security Agreement by Quest Midstream Partners, L.P. in favor of Royal Bank of Canada, dated as of February 21, 2008.
10	.49*	Settlement and Release Agreement dated November 8, 2007 between Quest Midstream GP, LLC, the Company and Richard Andrew Hoover (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 15, 2007).
10	.50*	First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P., dated November 15, 2007, by and between the Company and Quest Energy GP, LLC (incorporated herein by reference to Exhibit 3.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K (File No. 001-33787) filed on November 21, 2007).
10	.51*	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P., effective as of January 1, 2007, by Quest Energy GP, LLC (incorporated herein by reference to Exhibit 3.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on April 11, 2008).
10	.52*	Contribution, Conveyance and Assumption Agreement, dated as of November 15, 2007, by and among Quest Energy Partners, L.P., Quest Energy GP, LLC, the Company, Quest Cherokee, LLC, Quest Oil & Gas, LLC, and Quest Energy Service, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.53*	Omnibus Agreement, dated as November 15, 2007, by and among Quest Energy Partners, L.P., Quest Energy GP, LLC and the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.54*	Management Services Agreement, dated as of November 15, 2007, by and among Quest Energy GP, LLC, Quest Energy Partners, L.P. and Quest Energy Service, LLC (incorporated herein by reference to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).

156

Exhibit
No.		Description

10	.55*	Amended and Restated Credit Agreement, dated as of November 15, 2007, by and among the Company, as the Initial Co-Borrower, Quest Cherokee, LLC, as the Borrower, Quest Energy Partners, L.P., as a Guarantor, Royal Bank of Canada, as Administration Agent and Collateral Agent, KeyBank National Association, as Documentation Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.56*	First Amendment to Amended and Restated Credit Agreement, dated as of April 15, 2008, by and among Quest Cherokee, LLC, Royal Bank of Canada, KeyBank National Association, and the lenders Party Thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 23, 2008).
10	.57*	Second Amendment to Amended and Restated Credit Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association and the Lenders party thereto (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 7, 2008).
10	.58*	Amended and Restated Credit Agreement, dated as of July 11, 2008, by and among the Company, as the Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.59*	First Amendment to Amended and Restated Credit Agreement, dated as of October 24, 2008, by and among the Company, Royal Bank of Canada and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 31, 2008).
10	.60*	Second Amendment to Amended and Restated Credit Agreement, dated as of November 4, 2008, by and among the Company, Royal Bank of Canada and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 7, 2008).
10	.61**	Third Amendment to Amended and Restated Credit Agreement, dated as of January 30, 2009, by and among the Company, Royal Bank of Canada and the Guarantors party thereto.
10	.62**	Fourth Amendment to Amended and Restated Credit Agreement, dated as of May 29, 2009, by and among the Company, Royal Bank of Canada and the Guarantors party thereto.
10	.63*	Loan Transfer Agreement, dated as of November 15, 2007, by and among the Company, Quest Cherokee, LLC, Quest Oil & Gas, LLC, Quest Energy Service, Inc., Quest Cherokee Oilfield Service, LLC, Guggenheim Corporate Funding, LLC, Wells Fargo Foothill, Inc., and Royal Bank of Canada (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.64*	Guaranty for Credit Agreement by Quest Oil & Gas, LLC and Quest Energy Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.65*	Pledge and Security Agreement for Credit Agreement by Quest Energy Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.66*	Pledge and Security Agreement for Credit Agreement by Quest Oil & Gas, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.67**	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Oil & Gas, LLC for the benefit of Royal Bank of Canada, dated May 29, 2009.
10	.68*	Pledge and Security Agreement for Credit Agreement by the Company for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.69*	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by the Company for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 16, 2008).

157

Exhibit
No.		Description

10	.70*	Guaranty for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.71*	Guaranty for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.72*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.73*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.74*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on November 21, 2007).
10	.75*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Eastern Resource LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.76*	Pledge and Security Agreement for Amended and Restated Credit Agreement, dated as of July 11, 2008, by Quest Mergersub, Inc., for the benefit of Royal Bank of Canada (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.77*	Guaranty for Amended and Restated Credit Agreement by Quest Eastern Resource LLC in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.78*	Guaranty for Amended and Restated Credit Agreement by Quest MergerSub, Inc. in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.79*	Second Lien Senior Term Loan Agreement, dated as of July 11, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Royal Bank of Canada, KeyBank National Association, Société Générale, the lenders party thereto and RBC Capital Markets (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.80*	First Amendment to Second Lien Senior Term Loan Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, Keybank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 7, 2008).
10	.81*	Guaranty for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.82*	Guaranty for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.83*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.84*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on July 16, 2008).

158

Exhibit
No.		Description

10	.85*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.86*	Intercreditor Agreement, dated as of July 11, 2008, by and between Royal Bank of Canada and Quest Cherokee, LLC (incorporated herein by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on July 16, 2008).
10	.87*	First Amendment to Office Lease, dated as of February 7, 2008, by and between Cullen Allen Holdings L.P. and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2008).
10	.88**	Settlement Agreement by and among Quest Resource Corporation, Quest Energy Partners, L.P., Quest Midstream Partners, L.P. and Jerry D. Cash, effective March 30, 2009.
10	.89**	Full and Final Settlement Agreement and Mutual Release, by and among Quest Resource Corporation, Quest Energy Partners, L.P., Quest Midstream Partners, L.P., Rockport Energy, LLC, Rockport Georgetown Partners, LLC, Rockport Georgetown Holdings, LP, Jerry D. Cash, Bryan T. Simmons and Steven Hochstein, dated May 19, 2009.
21	.1**	List of Subsidiaries.
23.1		Consent of Cawley, Gillespie & Associates, Inc.
23.2		Consent of UHY, LLP.
24	.1**	Power of Attorney.
31.1		Certification by principal executive officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification by principal financial officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference.

**	Previously filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

†	Management contracts and compensatory plans and arrangements required to be filed as Exhibits pursuant to Item 15(a) of this report.

PLEASE NOTE: Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed or incorporated by reference the agreements referenced above as exhibits to this Annual Report on Form 10-K. The agreements have been filed to provide investors with information regarding their respective terms. The agreements are not intended to provide any other factual information about the Company or its business or operations. In particular, the assertions embodied in any representations, warranties and covenants contained in the agreements may be subject to qualifications with respect to knowledge and materiality different from those applicable to investors and may be qualified by information in confidential disclosure schedules not included with the exhibits. These disclosure schedules may contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the agreements. Moreover, certain representations, warranties and covenants in the agreements may have been used for the purpose of allocating risk between the parties, rather than establishing matters as facts. In addition, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of the respective agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, investors should not rely on the representations, warranties and covenants in the agreements as characterizations of the actual state of facts about the Company or its business or operations on the date hereof.

159

Annex G

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q/A
(Amendment No. 1)

QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

Commission file number: 0-17371

QUEST RESOURCE CORPORATION
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	90-0196936 (I.R.S. Employer Identification No.)

210 Park Avenue, Suite 2750, Oklahoma City, OK	73102 (Zip Code)
(Address of principal executive offices)

405-600-7704
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

As of November 2, 2009, the issuer had 32,042,642 shares of common stock outstanding.

EXPLANATORY NOTE

Each item of the quarterly report on Form 10-Q as originally filed on November 5, 2009 has been included in this Form 10-Q/A in its entirety. No attempt has been made in this Form 10-Q/A to modify or update the disclosures as presented in the original Form 10-Q to reflect events occurring after the original filing date. Additional disclosure has been made to reflect the cancellation of the Missouri Gas Energy (“MGE”) contract, which occurred on October 31, 2009. In particular, and without limitation, we have provided certain forward-looking information in this Form 10-Q/A. This information has not been revised from the information provided in the originally filed quarterly report on Form 10-Q because it did not relate to the cancellation of such contract.

QUEST RESOURCE CORPORATION

FORM 10-Q/A
FOR THE QUARTER ENDED SEPTEMBER 30, 2009

i

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	(Unaudited)
	($ in thousands,
	except share data)

ASSETS
Current assets:
Cash and cash equivalents	$33,948	$13,785
Restricted cash	702	559
Accounts receivable — trade, net	10,561	16,715
Other receivables	3,474	9,434
Other current assets	1,643	2,858
Inventory	10,800	11,420
Current derivative financial instrument assets	19,625	42,995

Total current assets	80,753	97,766
Oil and gas properties under full cost method of accounting, net	43,048	172,537
Pipeline assets, net	302,572	310,439
Other property and equipment, net	20,358	23,863
Other assets, net	8,188	14,735
Long-term derivative financial instrument assets	4,653	30,836

Total assets	$459,572	$650,176

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$15,747	$35,804
Revenue payable	4,281	8,309
Accrued expenses	7,434	7,138
Current portion of notes payable	41,019	45,013
Current derivative financial instrument liabilities	1,413	12

Total current liabilities	69,894	96,276
Long-term derivative financial instrument liabilities	5,294	4,230
Asset retirement obligations	6,346	5,922
Notes payable	302,535	343,094
Commitments and contingencies
Equity:
Preferred stock, $0.001 par value; authorized shares — 50,000,000; none issued and outstanding	—	—
Common stock, $0.001 par value; authorized shares — 200,000,000; issued — 32,073,132 and 32,224,643 at September 30, 2009 and December 31, 2008, respectively, outstanding — 31,890,945 and 31,720,312 at September 30, 2009 and December 31, 2008, respectively	33	33
Additional paid-in capital	299,134	298,583
Treasury stock, at cost	(7)	(7)
Accumulated deficit	(383,423)	(302,491)

Total stockholders’ deficit before non-controlling interests	(84,263)	(3,882)
Non-controlling interests	159,766	204,536

Total equity	75,503	200,654

Total liabilities and equity	$459,572	$650,176

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-1

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	(Unaudited)
	($ in thousands, except per share data)

Revenue:
Oil and gas sales	$18,329	$49,531	$56,711	$136,989
Gas pipeline revenue	5,633	7,512	21,022	21,561

Total revenues	23,962	57,043	77,733	158,550
Costs and expenses:
Oil and gas production	8,739	9,963	23,699	33,000
Pipeline operating	8,243	7,737	22,264	22,859
General and administrative	11,337	4,638	29,705	16,579
Depreciation, depletion and amortization	14,068	18,353	39,274	49,686
Impairment of oil and gas properties	—	—	102,902	—
Recovery of misappropriated funds, net of liabilities assumed	(9)	—	(3,406)	—

Total costs and expenses	42,378	40,691	214,438	122,124

Operating income (loss)	(18,416)	16,352	(136,705)	36,426
Other income (expense):
Gain (loss) from derivative financial instruments	8,752	145,132	31,078	(4,482)
Other income (expense), net	(140)	59	(1)	181
Interest expense, net	(6,920)	(7,187)	(20,666)	(17,244)

Total other income (expense)	1,692	138,004	10,411	(21,545)

Income (loss) before income taxes and non-controlling interests	(16,724)	154,356	(126,294)	14,881
Income tax expense	—	—	—	—

Net income (loss)	(16,724)	154,356	(126,294)	14,881
Net (income) loss attributable to non-controlling interest	5,197	(66,505)	45,362	(10,011)

Net income (loss) attributable to controlling interest	$(11,527)	$87,851	$(80,932)	$4,870

Net income (loss) per common share:
Basic	$(0.36)	$2.75	$(2.54)	$0.18
Diluted	$(0.36)	$2.75	$(2.54)	$0.18
Weighted average shares outstanding:
Basic	31,885	31,920	31,828	26,481

Diluted	31,885	31,920	31,828	26,481

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,
	2009	2008
	(Unaudited)
	($ in thousands)

Cash flows from operating activities:
Net income (loss)	$(126,294)	$14,881
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	39,274	49,686
Stock-based compensation	1,143	2,107
Impairment of oil and gas properties	102,902	—
Amortization of deferred loan costs	4,109	1,578
Change in fair value of derivative financial instruments	52,018	(13,313)
Bad debt expense	—	96
Recovery of misappropriated funds, net of liabilities assumed	(977)	—
Loss (gain) on disposal of property and equipment	83	(7)
Change in assets and liabilities:
Accounts receivable	6,154	6,529
Other receivables	5,960	(2,821)
Other current assets	1,215	(1,351)
Other assets	153	1,453
Accounts payable	(20,221)	6,792
Revenue payable	(4,140)	(6,523)
Accrued expenses	3,211	(3,160)
Other long-term liabilities	—	472
Other	(2)	(255)

Cash flows from operating activities	64,588	56,164

Cash flows from investing activities:
Restricted cash	(143)	677
Proceeds from sale of oil and gas properties	8,846	—
Acquisition of business — PetroEdge	—	(141,777)
Equipment, development, leasehold and pipeline	(6,363)	(120,813)

Cash flows from investing activities	2,340	(261,913)

Cash flows from financing activities:
Proceeds from bank borrowings	1,430	84,000
Repayments of note borrowings	(13,854)	(50,035)
Proceeds from revolver note	1,500	122,000
Repayments of revolver note	(35,272)	—
Distributions to unitholders	—	(20,770)
Refinancing costs	(569)	(3,018)
Proceeds from issuance of common stock	—	84,801

Cash flows from financing activities	(46,765)	216,978

Net increase in cash	20,163	11,229
Cash and cash equivalents beginning of period	13,785	6,680

Cash and cash equivalents end of period	$33,948	$17,909

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

QUEST RESOURCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts subsequent to December 31, 2008 are unaudited)

					Total
					Stockholders’
		Additional			Deficit Before
	Common	Paid-in	Treasury	Accumulated	Non-controlling	Non-controlling	Total
	Stock	Capital	Stock	Deficit	Interests	Interests	Equity
	(In thousands)

Balance, December 31, 2008	$33	$298,583	$(7)	$(302,491)	$(3,882)	$204,536	$200,654
Stock based compensation	—	551	—	—	551	592	1,143
Net loss	—	—	—	(80,932)	(80,932)	(45,362)	(126,294)

Balance, September 30, 2009	$33	$299,134	$(7)	$(383,423)	$(84,263)	$159,766	$75,503

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Unaudited)

Note 1 —	Basis of Presentation

These condensed consolidated financial statements have been prepared by Quest Resource Corporation (“QRCP” or the “Company”) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods, on a basis consistent with the annual audited consolidated financial statements. All such adjustments are of a normal recurring nature. In addition, the Company also recorded a $0.8 million write-off of unamortized debt issuance costs associated with the modification of its term loan (See Note 3 — Long Term Debt). Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the summary of significant accounting policies and notes included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2008 (the “2008 Form 10-K/A”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Unless the context clearly requires otherwise, references to “us”, “we”, “our”, “QRCP”, or the “Company” are intended to mean Quest Resource Corporation and its consolidated subsidiaries.

In December 2007, the Financial Accounting Standards Board (the “FASB”) issued FASB Accounting Standards Codification (“FASB ASC”) 810 Consolidation. FASB ASC 810 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary. In addition, FASB ASC 810 establishes principles for valuation of retained non-controlling equity investments and measurement of gain or loss when a subsidiary is deconsolidated. FASB ASC 810-10 also establishes disclosure requirements to clearly identify and distinguish between interests of the parent and the interests of the non-controlling owners. The Company adopted FASB ASC 810 effective January 1, 2009. Under FASB ASC 810, QRCP is required to classify amounts previously presented as a minority interest liability as a component of equity in the condensed consolidated balance sheet and is required to present net income (loss) attributable to QRCP and the noncontrolling partners’ ownership interest separately in the condensed consolidated statement of operations. All prior periods have been reclassified to comply with FASB ASC 810.

Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business, though such an assumption may not be true. The Company has incurred significant losses from 2003 through 2008 and into 2009, mainly attributable to operations, legal restructurings, financings, the current legal and operational structure and, to a lesser degree, the cash expenditures resulting from the investigation related to certain unauthorized transfers, repayments and re-transfers of funds to entities controlled by our former chief executive officer (“the Transfers”). We have determined that there is substantial doubt about our ability to continue as a going concern.

F-5

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

QRCP is almost exclusively dependent upon distributions from its partnership interests in Quest Energy Partners, L.P. (“QELP” or “Quest Energy”) and Quest Midstream Partners, L.P. (“QMLP” or “Quest Midstream”) for cash flow. Quest Midstream has not paid any distributions on any of its units since the second quarter of 2008, and Quest Energy suspended its distributions on its subordinated units starting with the third quarter of 2008 and all units starting with the fourth quarter of 2008. QRCP does not expect to receive any distributions from Quest Energy or Quest Midstream for the remainder of 2009 and is unable to estimate at this time when such distributions may be resumed.

Although QRCP is not currently receiving distributions from Quest Energy or Quest Midstream, it continues to require cash to fund general and administrative expenses, debt service requirements, capital expenditures to develop and maintain its undeveloped acreage, drilling commitments and payments to landowners necessary to maintain its oil and gas leases.

Recombination — Given the liquidity challenges facing the Company, Quest Midstream and Quest Energy, each entity has undertaken a strategic review of its assets and has evaluated and continues to evaluate transactions to dispose of assets in order to raise additional funds for operations and/or to repay indebtedness. On July 2, 2009, QRCP, Quest Midstream, Quest Energy and other parties thereto entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, following a series of mergers and an entity conversion, QRCP, Quest Energy and the successor to Quest Midstream will become wholly-owned subsidiaries of PostRock Energy Corporation (“PostRock”) a new, publicly-traded corporation (the “Recombination”). On October 2, 2009, the Merger Agreement was amended to, among other things, reflect certain technical changes as the result of an internal restructuring. On October 6, 2009, PostRock filed with the SEC a registration statement on Form S-4, which included a joint proxy statement/prospectus, relating to the Recombination.

While we are working toward the completion of the Recombination before the end of 2009, it remains subject to the satisfaction of a number of conditions, including, among others, the arrangement of one or more satisfactory credit facilities for PostRock and its subsidiaries, the approval of the transaction by our stockholders and the unitholders of QELP and QMLP, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of PostRock would be owned approximately 44% by current QMLP common unit holders, approximately 33% by current QELP common unit holders (other than QRCP), and approximately 23% by current QRCP stockholders.

Cash and Capital Resources — On September 11, 2009, QRCP amended and restated its credit agreement to add an additional $8 million revolving credit facility, which will be used to finance QRCP’s drilling program in the Appalachian Basin, general and administrative expenses, working capital and other corporate expenses. Management believes that the new revolving credit facility will provide QRCP with sufficient liquidity to satisfy its obligations, including general and administrative expenses, capital expenditures and debt service requirements through June 30, 2010. As discussed in Note 3 — Long-Term Debt, the total amount due on July 11, 2010 , by QRCP under its credit agreement is estimated to be approximately $21 million. As a result, QRCP will need to raise a significant amount of equity capital during the first half of 2010 to pay this amount and further fund its drilling program. QRCP (or PostRock if the Recombination is completed) may not be able to raise a sufficient amount of equity capital for these purposes at the appropriate time due to market conditions or its financial condition and prospects or may have to issue shares at a significant discount to the market price. The Company, through its subsidiaries Quest Energy and Quest Cherokee LLC (“Quest Cherokee”), is party to a Second Lien Senior Term Loan Agreement originally due and maturing on September 30, 2009. We have obtained amendments to extend the maturity date of the loan through November 16, 2009. While we are currently negotiating further extensions to this loan, there can be no assurance that such negotiations will be successful or that we will be able to repay amounts due under the Second Lien Senior Term Loan Agreement in accordance with the terms of the agreement. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

F-6

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements and Recently Adopted Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105 Generally Accepted Accounting Principles, which establishes FASB ASC as the sole source of authoritative GAAP. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements for the period ended September 30, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued FASB ASC 815-10 Derivatives and Hedging that does not change the accounting for derivatives but does require enhanced disclosures about derivative strategies and accounting practices. We adopted these provisions effective January 1, 2009. See Note 4 — Derivative Financial Instruments for the impact to our disclosures.

The Company adopted the provisions of FASB ASC 260 Earnings Per Share, effective January 1, 2009, with respect to whether instruments granted in share-based payment transactions are considered participating securities prior to vesting and therefore included in the allocation of earnings for purposes of calculating earnings per share (“EPS”) under the two-class method as required by FASB ASC 260. FASB ASC 260 provides that unvested unit-based awards that contain non-forfeitable rights to dividends are participating securities and should be included in the computation of EPS. The Company’s restricted stock units contain non-forfeitable rights to dividends and thus require these awards to be included in the EPS computation. All prior periods have been conformed to the current year presentation. During periods of losses, EPS will not be impacted, as the Company’s participating securities are not obligated to share in the losses of the Company and thus, are not included in the EPS share computation. See Note 7 — Stockholders’ Equity and Earnings per Share.

In December 2008, the SEC issued Release No. 33-8995, Modernization of Oil and Gas Reporting, which revises disclosure requirements for oil and gas companies. In addition to changing the definition and disclosure requirements for oil and gas reserves, the new rules change the requirements for determining oil and gas reserve quantities. These rules permit the use of new technologies to determine proved reserves under certain criteria and allow companies to disclose their probable and possible reserves. The new rules also require companies to report the independence and qualifications of their reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit. The new rules also require that oil and gas reserves be reported and the full cost ceiling limitation be calculated using a twelve-month average price rather than period-end prices. The use of a twelve-month average price could have had an effect on our 2009 depletion rates for our crude oil and natural gas properties and the amount of the impairment recognized as of December 31, 2008 had the new rules been effective for the period. The new rules are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, pending the potential alignment of certain accounting standards by the FASB with the new rule. We plan to implement the new requirements in our Annual Report on Form 10-K for the year ended December 31, 2009. We are currently evaluating the impact of the new rules on our consolidated financial statements.

In May 2009, the FASB issued FASB ASC 855 Subsequent Events. FASB ASC 855 establishes general standards of accounting for and disclosure of transactions and events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. We adopted FASB ASC 855 beginning with the period ended June 30, 2009.

Note 2 —	Acquisitions and Divestitures

Acquisition

PetroEdge — On July 11, 2008, QRCP completed the acquisition of privately held PetroEdge Resources (WV) LLC (“PetroEdge”) in an all cash purchase for approximately $142 million in cash including transaction costs, subject to certain adjustments for working capital and certain other activity between May 1, 2008 and the closing date. At the time of the acquisition, PetroEdge owned approximately 78,000 net acres of oil and natural gas

F-7

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

producing properties in the Appalachian Basin with estimated net proved reserves of 99.6 Bcfe as of May 1, 2008. The transaction was recorded within QRCP’s oil and gas production segment and was funded using the proceeds from QRCP’s July 8, 2008 public offering of 8,800,000 shares of common stock, borrowings under QELP’s revolving credit facility and the proceeds of a $45 million, six-month term loan entered into by QELP.

Pro Forma Summary Data Related to Acquisition (Unaudited)

The following unaudited pro forma information summarizes the results of operations for the periods indicated, as if the PetroEdge acquisition had occurred at the beginning of the period (in thousands, except per share data):

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2008	2008

Pro forma revenue	$57,043	$165,100
Pro forma net income (loss)	$87,851	$(1,971)
Pro forma net income (loss) per share — basic and diluted	$2.70	$(0.06)

Divestiture

On February 13, 2009, we divested of approximately 23,000 net undeveloped acres and one well in Lycoming County, Pennsylvania to a private party for approximately $8.7 million. The proceeds were credited to the full cost pool.

Note 3 —	Long-Term Debt

The following is a summary of QRCP’s long-term debt as of the dates indicated (in thousands):

	September 30,	December 31,
	2009	2008

Borrowings under bank senior credit facilities:
QRCP:
Credit Agreement Term Loan	$30,345	$29,000
Credit Agreement Revolving Line of Credit	1,500
Quest Energy:
Quest Cherokee Credit Agreement	160,000	189,000
Second Lien Loan Agreement	29,800	41,200
Quest Midstream:	121,728	128,000
Notes payable to banks and finance companies	181	907

Total debt	343,554	388,107
Less current maturities included in current liabilities	41,019	45,013

Total long-term debt	$302,535	$343,094

Credit Facilities

QRCP.

QRCP and Royal Bank of Canada (“RBC”) were parties to an Amended and Restated Credit Agreement, as amended (the “Original Credit Agreement”), dated as of July 11, 2008, for a $35 million term loan, due and maturing on July 11, 2010.

F-8

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

QRCP entered into a Second Amended and Restated Credit Agreement (the “Credit Agreement”) with RBC on September 11, 2009. The Credit Agreement contemplates the Recombination and provides that the closing of the Recombination will not be an event of default. No additional amendments to the Credit Agreement are contemplated prior to the closing of the Recombination or in connection therewith. The Credit Agreement includes a term loan with a current outstanding principal balance of $28.3 million and an $8 million revolving line of credit. In addition, there are also four promissory notes that have been issued under the Credit Agreement: an $862,786 interest deferral note dated June 30, 2009 (representing outstanding due and unpaid interest on the term loan), a $924,332 interest deferral note dated September 30, 2009 (representing outstanding due and unpaid interest on the term loan), a $282,500 payment-in-kind note dated May 29, 2009 (representing a 1% amendment fee payable by QRCP in connection with the fourth amendment to the Original Credit Agreement), and a second $25,000 payment-in-kind note dated June 30, 2009 (representing an amendment fee payable by QRCP in connection with the fifth amendment to the Original Credit Agreement).

Modification of Debt.  As a result of the amendment and restatement of the Credit Agreement, QRCP evaluated the remaining cash flows of this facility under FASB ASC 470-50-40 Debt — Modifications and Extinguishments — Derecognition to determine if the facility had been substantially modified as defined by the guidance. Upon determining that a substantial modification had occurred, QRCP recorded an extinguishment of prior debt and the assumption of new debt at fair value. Our analysis indicated that the fair value of the new debt facility was not materially different from the principal amount of the previous debt facility. As a result, QRCP recorded a $0.8 million loss on extinguishment of debt which represents a write-off of unamortized debt issuance costs associated with the prior debt facility. The loss is reflected in interest expense, net, in QRCP’s condensed consolidated statements of operations.

Interest Rate and Other Fees.  Interest accrues on the QRCP term loan, the two interest deferral notes and the two payment-in-kind notes at the base rate plus 10.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.50% or RBC’s prime rate for such day. The revolving line of credit is non-interest bearing. Instead, QRCP is required to pay to the lenders a facility fee equal to $2.0 million on July 11, 2010. The facility fee will be proportionately reduced if all of the following facility fee reduction conditions are satisfied: (i) repayment and termination by QRCP of the revolving line of credit, (ii) payment of the deferred quarterly principal payments under the term loan as discussed below under “— Payments,” (iii) repayment of the interest deferral notes and the two payment-in-kind notes and (iv) payment of any deferred interest under the term loan, the interest deferral note and the two payment-in-kind notes as discussed below under “— Payments.”

Additionally, QRCP through its subsidiaries assigned to the lenders an overriding royalty interest in the oil and gas properties owned by them in the aggregate equal to 2% of its respective working interest (plus royalty interest, if any), proportionately reduced, in its respective oil and gas properties. Each lender agreed to reconvey the overriding royalty interest (and any accrued payments owing to such lender) if on or before July 11, 2010 the facility fee reduction conditions discussed above are satisfied and the term loan (together with accrued and unpaid interest) is paid in full. Each lender also agreed to reconvey the overriding royalty interest (but not any accrued payments owing to such lender) if on or before July 11, 2010 the facility fee reduction conditions discussed above are satisfied.

Payments.  Quarterly principal payments of $1.5 million on the term loan due September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010 will be deferred until July 11, 2010, at which time all $6 million will be due. Thereafter, QRCP will be required to make a principal repayment of $1.5 million at the end of each calendar quarter until maturity.

Maturity Dates.  The maturity date of the term loan is January 11, 2012. The maturity date of the revolving line of credit, the interest deferral notes and the two payment-in-kind notes is July 11, 2010. The revolving line of credit, term loan, the two interest deferral notes and the two payment-in-kind notes may be prepaid at any time without any premium or penalty. On July 11, 2010, the total amount due by QRCP under the Credit Agreement (assuming the facility fee reduction conditions are all satisfied on that date) would be approximately $21 million.

F-9

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Security Interest.  The Credit Agreement is secured by a first priority lien on QRCP’s ownership interests in QELP and QMLP and the oil and gas properties owned by Quest Eastern in the Appalachian Basin, which are substantially all of QRCP’s assets. The assets of QMLP, QELP and their subsidiaries are not pledged to secure the QRCP term loan. The Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates (or BP Corporation North America, Inc. or its affiliates), will be secured pari passu by the liens granted under the loan documents.

Events of Default.  In addition to customary events of default, it is an event of default under the Credit Agreement if by November 30, 2009, QRCP has not (i) delivered to RBC evidence that the Recombination has been agreed to by the lenders under QELP’s and QMLP’s credit agreements and (ii) delivered to RBC evidence that the board of directors of each of QRCP, QELP, QMLP and certain of their subsidiaries have approved the terms of any amendments, restatements or new credit facilities to renew, rearrange or replace the existing credit agreements of each of QELP and QMLP. The financial covenants have been removed from the Credit Agreement, but QRCP and RBC agreed that if the facility fee reduction conditions discussed above under “— Interest Rates and Other Fees” were satisfied on or before July 11, 2010, they would negotiate in good faith to amend the Credit Agreement to add financial covenants customary for similar credit agreements of this type.

Debt Balance at September 30, 2009.  At September 30, 2009, $30.3 million was outstanding under the term loan, the interest deferral notes and the payment-in-kind notes while $1.5 million was outstanding under the revolving line of credit. The weighted average interest rate for the quarter ended September 30, 2009 was 12.42%.

Compliance.  As discussed above under “— Events of Default,” the financial covenants were removed from the Credit Agreement as of September 30, 2009. QRCP was in compliance of with all of its remaining covenants under the Credit Agreement as of September 30, 2009.

Quest Energy.

A. Quest Cherokee Credit Agreement.

Quest Cherokee LLC (“Quest Cherokee”) is a party to an Amended and Restated Credit Agreement, as amended (the “Quest Cherokee Credit Agreement”), with Royal Bank of Canada (“RBC”), KeyBank National Association (“KeyBank’) and the lenders party thereto for a three-year $250 million revolving credit facility, which is guaranteed by Quest Energy. Availability under the revolving credit facility is tied to a borrowing base that is redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves.

The borrowing base was $160.0 million and the amount borrowed under the Quest Cherokee Credit Agreement was $160.0 million as of September 30, 2009. As a result, there was no additional borrowing availability. The weighted average interest rate under the Quest Cherokee Credit Agreement for the quarter ended September 30, 2009 was 4.36%.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Energy did not exit were set to market prices at the time. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Energy made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Energy repaid the $14 million Borrowing Base Deficiency. Quest Energy anticipates that in connection with the redetermination of its borrowing base in November 2009, its borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, Quest Energy expects to be able to make the required payments resulting from the borrowing base deficiency out of existing funds.

F-10

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 18, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. or any of its affiliates to be secured by the liens under the Quest Cherokee Credit Agreement on a pari passu basis with the obligations under the Quest Cherokee Credit Agreement. On June 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred Quest Energy’s obligation to deliver certain financial statements.

Quest Cherokee was in compliance with all of its covenants under the Quest Cherokee Credit Agreement as of September 30, 2009.

B. Second Lien Loan Agreement.

Quest Energy and Quest Cherokee are parties to a Second Lien Senior Term Loan Agreement, as amended (the “Second Lien Loan Agreement”), dated as of July 11, 2008, with RBC, KeyBank, Société Générale and the parties thereto for a $45 million term loan originally due and maturing on September 30, 2009.

Quest Energy made quarterly principal payments of $3.8 million on February 17, 2009, May 15, 2009 and August 17, 2009.

As of September 30, 2009, $29.8 million was outstanding under the Second Lien Loan Agreement. The weighted average interest rate under the Second Lien Loan Agreement for the quarter ended September 30, 2009 was 11.25%.

On June 30, 2009, Quest Energy and Quest Cherokee entered into a Second Amendment to the Second Lien Senior Term Loan Agreement that deferred Quest Energy’s obligation to deliver certain financial statements to the lenders. On September 30, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to the Second Lien Senior Term Loan Agreement that extended the maturity date of the loan for an additional 31 days from September 30, 2009 to October 31, 2009. On October 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to the Second Lien Senior Term Loan Agreement that extended the maturity date of the loan for an additional 16 days to November 16, 2009. While Quest Energy and Quest Cherokee are currently negotiating further extensions to this loan, there can be no assurance that such negotiations will be successful or that Quest Energy and Quest Cherokee will be able to repay amounts due under the Second Lien Loan Agreement in accordance with the terms of the agreement.

Quest Cherokee was in compliance with all of its covenants under the Second Lien Loan Agreement as of September 30, 2009.

Quest Midstream.

Quest Midstream and its wholly-owned subsidiary, Bluestem Pipeline, LLC, have a separate $135 million syndicated revolving credit facility under an Amended and Restated Credit Agreement, as amended (the “Quest Midstream Credit Agreement”), with RBC and the lenders party thereto.

As of September 30, 2009, the amount borrowed under the Quest Midstream Credit Agreement was $121.7 million. The weighted average interest rate for the quarter ended September 30, 2009 was 3.38%.

On August 19, 2009, RBC and QMLP entered into a letter agreement wherein QMLP agreed that during negotiations related to the Recombination, it would not submit a borrowing request or request a letter of credit until the earlier to occur of the Recombination or December 31, 2009.

QMLP made a $3.4 million Excess Cash Flow payment (as defined in the Quest Midstream Credit Agreement) on August 17, 2009.

Quest Midstream was in compliance with all of its covenants as of September 30, 2009.

F-11

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 —	Derivative Financial Instruments

Our objective in entering into derivative financial instruments is to manage exposure to commodity price and interest rate fluctuations, protect our returns on investments, and achieve a more predictable cash flow in connection with our acquisition activities and borrowings related to these activities. These transactions limit exposure to declines in prices or increases in interest rates, but also limit the benefits we would realize if prices increase or interest rates decrease. When prices for oil and natural gas or interest rates are volatile, a significant portion of the effect of our derivative financial instrument management activities consists of non-cash income or expense due to changes in the fair value of our derivative financial instrument contracts. Cash charges or realized gains only arise from payments made or received on monthly settlements of contracts or if we terminate a contract prior to its expiration. Specifically, we utilize futures, swaps and options. Futures contracts and commodity swap agreements are used to fix the price of expected future oil and gas sales at major industry trading locations, such as Henry Hub, Louisiana for gas and Cushing, Oklahoma for oil. Basis swaps are used to fix or float the price differential between the price of gas at Henry Hub and various other market locations. Options are used to fix a floor and a ceiling price (collar) for expected future oil and gas sales. Derivative financial instruments are also used to manage commodity price risk inherent in customer pricing requirements and to fix margins on the future sale of natural gas.

Settlements of any exchange-traded contracts are guaranteed by the New York Mercantile Exchange (NYMEX) or the Intercontinental Exchange and are subject to nominal credit risk. Over-the-counter traded swaps, options and physical delivery contracts expose us to credit risk to the extent the counterparty is unable to satisfy its settlement commitment. We monitor the creditworthiness of each counterparty and assess the impact, if any, on fair value. In addition, we routinely exercise our contractual right to net realized gains against realized losses when settling with our swap and option counterparties.

We account for our derivative financial instruments in accordance with FASB ASC 815 Derivatives and Hedging. FASB ASC 815 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. ASC Topic 815 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met, or exemptions for normal purchases and normal sales (“NPNS”) as permitted by FASB ASC 815 exist. We do not designate our derivative financial instruments as hedging instruments for financial accounting purposes, and, as a result, we recognize the change in the respective instruments’ fair value currently in earnings. In accordance with FASB ASC 815, the table below outlines the classification of our derivative financial instruments on our condensed consolidated balance sheets and their financial impact in our condensed consolidated statement of operations as of and for the periods indicated (in thousands):

Fair Value of Derivative Financial Instruments

		September 30,	December 31,
Derivative Financial Instruments	Balance Sheet Location	2009	2008

Commodity contracts	Current derivative financial instrument asset	$19,625	$42,995
Commodity contracts	Long-term derivative financial instrument asset	4,653	30,836
Commodity contracts	Current derivative financial instrument liability	(1,413)	(12)
Commodity contracts	Long-term derivative financial instrument liability	(5,294)	(4,230)

		$17,571	$69,589

F-12

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Effect of Derivative Financial Instruments

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
Derivative Financial Instruments	Statement of Operations location	2009	2008	2009	2008

Commodity contracts	Gain (loss) from derivative financial instruments	$8,752	$145,132	$31,078	$(4,482)

Settlements in the normal course of maturities of our derivative financial instrument contracts result in cash receipts from or cash disbursement to our derivative contract counterparties and are, therefore, realized gains or losses. Changes in the fair value of our derivative financial instrument contracts are included in income currently with a corresponding increase or decrease in the balance sheet fair value amounts. Gains and losses associated with derivative financial instruments related to oil and gas production were as follows for the periods indicated (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Realized gains (losses)	$19,616	$(7,525)	$83,096	$(17,795)
Unrealized gains (losses)	(10,864)	152,657	(52,018)	13,313

Total	$8,752	$145,132	$31,078	$(4,482)

In June 2009, we amended or exited certain of our above market natural gas price derivative contracts for periods beginning in the second quarter of 2010 through the fourth quarter of 2012. In return, we received approximately $26 million. Concurrent with this, the strike prices on the derivative contracts that we did not exit were set to market prices at the time and we entered into new natural gas price derivative contracts to increase the total amount of our future estimated proved developed producing natural gas production hedged to approximately 85% through 2013.

F-13

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated volumes, fixed prices and fair values attributable to oil and gas derivative contracts as of September 30, 2009:

	Remainder of	Year Ending December 31,
	2009	2010	2011	2012	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	3,687,360	16,129,060	13,550,302	11,000,004	9,000,003	53,366,729
Weighted-average fixed price per Mmbtu	$7.78	$6.26	$6.80	$7.13	$7.28	$6.85
Fair value, net	$11,939	$5,020	$1,048	$1,676	$1,178	$20,861
Natural Gas Collars:
Contract volumes (Mmbtu)	187,500	—	—	—	—	187,500
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$—	$—	$—	$—	$11.00
Ceiling	$15.00	$—	$—	$—	$—	$15.00
Fair value, net	$1,154	$—	$—	$—	$—	$1,154
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	3,874,860	16,129,060	13,550,302	11,000,004	9,000,003	53,554,229
Weighted-average fixed price per Mmbtu	$7.94	$6.26	$6.80	$7.13	$7.28	$6.87
Fair value, net	$13,093	$5,020	$1,048	$1,676	$1,178	$22,015
Basis Swaps:
Contract volumes (Bbl)	—	3,630,000	8,549,998	9,000,000	9,000,003	30,180,001
Weighted-average fixed price per Bbl	$—	$0.63	$0.67	$0.70	$0.71	$0.69
Fair value, net	$—	$(957)	$(1,512)	$(1,393)	$(1,138)	$(5,000)
Crude Oil Swaps:
Contract volumes (Bbl)	9,000	30,000	—	—	—	39,000
Weighted-average fixed price per Bbl	$90.07	$87.50	$—	$—	$—	$88.09
Fair value, net	$170	$386	$—	$—	$—	$556
Total fair value, net	$13,263	$4,449	$(464)	$283	$40	$17,571

F-14

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated volumes, fixed prices and fair values attributable to gas derivative contracts as of December 31, 2008:

	Year Ending December 31,
	2009	2010	2011	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	14,629,200	12,499,060	2,000,004	2,000,004	31,128,268
Weighted-average fixed price per Mmbtu	$7.78	$7.42	$8.00	$8.11	$7.67
Fair value, net	$38,107	$14,071	$2,441	$2,335	$56,954
Natural Gas Collars:
Contract volumes (Mmbtu):	750,000	630,000	3,549,996	3,000,000	7,929,996
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$10.00	$7.39	$7.03	$7.79
Ceiling	$15.00	$13.11	$9.88	$7.39	$9.52
Fair value, net	$3,630	$1,875	$3,144	$2,074	$10,723
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,379,200	13,129,060	5,550,000	5,000,004	39,058,264
Weighted-average fixed price per Mmbtu	$7.94	$7.55	$7.61	$7.44	$7.70
Fair value, net	$41,737	$15,946	$5,585	$4,409	$67,677
Crude Oil Swaps:
Contract volumes (Bbl)	36,000	30,000	—	—	66,000
Weighted-average fixed per Bbl	$90.07	$87.50	$—	$—	$88.90
Fair value, net	$1,246	$666	$—	$—	$1,912
Total fair value, net	$42,983	$16,612	$5,585	$4,409	$69,589

Note 5 —	Fair Value Measurements

Our financial instruments include commodity derivatives, debt, cash, receivables and payables. The carrying value of our debt approximates fair value due to the variable nature of the interest rates. The carrying amount of cash, receivables and accounts payable approximates fair value because of the short-term nature of those instruments.

Effective January 1, 2009, we adopted FASB ASC 820 Fair Value Measurements and Disclosures which applies to our nonfinancial assets and liabilities for which we disclose or recognize at fair value on a nonrecurring basis, such as asset retirement obligations and other assets and liabilities. Fair value is the exit price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820 also establishes a hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 — Pricing inputs other than quoted prices in active markets included in Level 1 which are either directly or indirectly observable as of the reporting date. Level 2 consists primarily of non-exchange traded commodity derivatives.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

F-15

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We classify assets and liabilities within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset and liability taken as a whole. Certain of our derivatives are classified as Level 3 because observable market data is not available for all of the time periods for which we have derivative instruments. As observable market data becomes available for all of the time periods, these derivative positions will be reclassified as Level 2.

The following table sets forth, by level within the fair value hierarchy, our assets and liabilities that were measured at fair value on a recurring basis as of the dates indicated (in thousands):

				Netting and
				Cash	Total Net Fair
	Level 1	Level 2	Level 3	Collateral*	Value

September 30, 2009
Derivative financial instruments — assets	$—	$5,663	$18,615	$—	$24,278
Derivative financial instruments — liabilities	$—	$(133)	$(6,574)	$—	$(6,707)

Total	$—	$5,530	$12,041	$—	$17,571

December 31, 2008
Derivative financial instruments — assets	$—	$8,866	$64,883	$(4,160)	$69,589
Derivative financial instruments — liabilities	$—	$(224)	$(3,936)	$4,160	$—

Total	$—	$8,642	$60,947	$—	$69,589

*	Amounts represent the effect of legally enforceable master netting agreements between the Company and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparties.

Risk management assets and liabilities in the table above represent the current fair value of all open derivative positions, excluding those derivatives designated as NPNS. We classify all of these derivative instruments as “Derivative financial instrument assets” or “Derivative financial instrument liabilities” in our condensed consolidated balance sheets.

In order to determine the fair value of amounts presented above, we utilize various factors, including market data and assumptions that market participants would use in pricing assets or liabilities as well as assumptions about the risks inherent in the inputs to the valuation technique. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and parental guarantees), but also the impact of our nonperformance risk on our liabilities. We utilize observable market data for credit default swaps to assess the impact of non-performance credit risk when evaluating our assets from counterparties.

In certain instances, we may utilize internal models to measure the fair value of our derivative instruments. Generally, we use similar models to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the assets or liabilities, and market-corroborated inputs, which are inputs derived principally from or corroborated by observable market data by correlation or other means.

F-16

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a reconciliation of changes in the fair value of risk management assets and liabilities classified as Level 3 in the fair value hierarchy (in thousands):

Nine Months Ended
September 30,
2009

Balance at beginning of period	$60,947
Realized and unrealized gains included in earnings	25,309
Purchases, sales, issuances, and settlements	(74,215)
Transfers into and out of Level 3	—

Balance as of September 30, 2009	$12,041

Note 6 —	Asset Retirement Obligations

The following table reflects the changes to our asset retirement liability for the period indicated (in thousands):

Nine Months Ended
September 30,
2009

Asset retirement obligations at beginning of period	$5,922
Liabilities incurred	—
Liabilities settled	—
Accretion	424
Revisions in estimated cash flows	—

Asset retirement obligations at end of period	$6,346

Note 7 —	Equity and Earnings per Share

Share-Based Payments — The granting of stock awards and options to our employees under our 2005 Omnibus Stock Award Plan, as amended (the “Award Plan”), represent share-based payment transactions that are treated as compensation expense with a corresponding increase to additional paid-in capital. During the nine months ended September 30, 2009, 300,000 stock options were granted outside of the Award Plan. As of September 30, 2009, there were approximately 1.3 million shares available under the Award Plan for future stock awards and options. For the three and nine months ended September 30, 2009, total share-based compensation related to stock awards and options was $0.1 million and $0.6 million, compared to $(1.3) million and $1.7 million for the comparable periods in 2008, respectively. Share-based compensation is included in general and administrative expense on our statement of operations. Total share-based compensation to be recognized on unvested stock awards and options as of September 30, 2009 is $0.6 million over a weighted average period of 1.19 years.

F-17

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Noncontrolling interests — A rollforward of the noncontrolling interests related to QRCP’s investments in Quest Energy and Quest Midstream for the periods indicated is as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Quest Energy
Beginning of period	$16,131	$82,879	$58,666	$145,364
Contributions, net	—	—	—	(265)
Distributions	—	(3,925)	—	(9,540)
Net income (loss) attributable to non-controlling interest	(4,418)	66,565	(46,986)	9,940
Stock compensation expense related to QELP unit-based awards	17	7	50	27

End of period	$11,730	$145,526	$11,730	$145,526

Quest Midstream
Beginning of period	$148,611	$144,748	$145,870	$152,021
Contributions, net	—	—	—	—
Distributions	—	—	—	(7,630)
Net income (loss) attributable to non-controlling interest	(779)	(60)	1,624	71
Stock compensation expense related to QMLP unit-based awards	204	113	542	339

End of period	$148,036	$144,801	$148,036	$144,801

Total non-controlling interest at end of period	$159,766	$290,327	$159,766	$290,327

Income/(Loss) per Share — A reconciliation of the numerator and denominator used in the basic and diluted per share calculations for the periods indicated is as follows (dollars in thousands, except share and per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Basic and diluted earnings per share:
Net income (loss) attributable to common stockholders	$(11,527)	$87,851	$(80,932)	$4,870
Basic and diluted weighted average number of shares:
Common shares	31,885,445	31,096,433	31,827,513	25,527,004
Unvested share-based awards participating	—	823,216	—	954,047

Basic and diluted weighted average number of shares:	31,885,445	31,919,649	31,827,513	26,481,051

Basic and diluted net loss attributable to common stockholders per common share	$(0.36)	$2.75	$(2.54)	$0.18

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 260 Earnings Per Share which requires participating securities to be included in the allocation of earnings when calculating earnings per share, or

F-18

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EPS, under the two-class method. All prior period EPS data presented above has been retrospectively adjusted to conform to the new requirements. During periods of losses, basic EPS will not be impacted, as the Company’s participating securities are not obligated to share in the losses of the Company and thus, are not included in the basic EPS share computation.

Because we reported a net loss for the three and nine months ended September 30, 2009, participating securities covering 227,231 common shares were excluded from the computation of net loss per share because their effect would have been antidilutive. Furthermore, approximately 700,000 stock options outstanding at September 30, 2009 were out-of-the-money and thus antidilutive. Approximately 300,000 stock options outstanding at September 30, 2008 were out-of-the-money and thus antidilutive.

Note 8 —	Impairment of Oil and Gas Properties

At the end of each quarterly period, the unamortized cost of oil and natural gas properties, net of related deferred income taxes, is limited to the full cost ceiling, computed as the sum of the estimated future net revenues from our proved reserves using current period-end prices discounted at 10%, and adjusted for related income tax effects (ceiling test). In the event our capitalized costs exceed the ceiling limitation at the end of the reporting date, we subsequently evaluate the limitation based on price changes that occur after the balance sheet date to assess impairment as currently permitted by Staff Accounting Bulletin Topic 12 — Oil and Gas Producing Activities. Under full cost accounting rules, any ceiling test write-downs of oil and natural gas properties may not be reversed in subsequent periods. Since we do not designate our derivative financial instruments as hedges, we are not allowed to use the impacts of the derivative financial instruments in our ceiling test computation. As a result, decreases in commodity prices which contribute to ceiling test write-downs may be offset by mark-to-market gains which are not reflected in our ceiling test results.

Under the present full cost accounting rules, we are required to compute the after-tax present value of our proved oil and natural gas properties using spot market prices for oil and natural gas at our balance sheet date. The base for our spot prices for natural gas is Henry Hub and for oil is Cushing, Oklahoma. The Company had previously recognized a ceiling test impairment of $102.9 million during the first quarter of 2009 while no impairment was necessary for the second quarter of 2009. As of September 30, 2009, the ceiling test computation utilizing spot prices on that day resulted in the carrying costs of our unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the September 30, 2009 present value of future net revenues by approximately $11.1 million. As a result of subsequent increases in spot prices, the need to recognize an impairment for the quarter ended September 30, 2009, was eliminated. Natural gas, which is sold at other natural gas marketing hubs where we conduct operations, is subject to prices which reflect variables that can increase or decrease spot natural gas prices at these hubs such as market demand, transportation costs and quality of the natural gas being sold. Those differences are referred to as the basis differentials. Typically, basis differentials result in natural gas prices which are lower than Henry Hub, except in Appalachia, where we have typically received a premium to Henry Hub. We may face further ceiling test write-downs in future periods, depending on the level of commodity prices, drilling results and well performance.

The calculation of the ceiling test is based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, production and changes in economics related to the properties subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

F-19

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 —	Commitments and Contingencies

Litigation

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. Below is a brief description of the material legal proceedings that have been initiated against us since December 31, 2008 and any material developments in existing material legal proceedings that have occurred since December 31, 2008. For additional information regarding our legal proceedings, please see Note 12 to our consolidated financial statements included in our 2008 Form 10-K/A and Note 9 to our condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the three months ended March 31, 2009 and June 30, 2009.

Federal Individual Securities Litigation

Bristol Capital Advisors v. Quest Resource Corporation, Inc., Jerry Cash, David E. Grose, and John Garrison, Case No. CIV-09-932, U.S. District Court for the Western District of Oklahoma, filed August 24, 2009

On August 24, 2009 a complaint was filed in the United States District Court for the Western District of Oklahoma naming the Company and certain current and former officers and directors as defendants. The complaint was filed by an individual shareholder of the Company’s stock. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material information concerning unauthorized transfers from subsidiaries of the Company to entities controlled by the Company’s former chief executive officer, Mr. Jerry D. Cash. The complaint also alleges that the Company issued false and misleading statements and or/concealed material information concerning a misappropriation by its former chief financial officer, Mr. David E. Grose, of $1 million in Company funds and receipt of unauthorized kickbacks of approximately $850,000 from a Company vendor. The complaint also alleges that, as a result of these actions, the Company’s stock price was artificially inflated when the plaintiff purchased the Company’s stock. The Company intends to defend vigorously against the plaintiff’s claims.

J. Steven Emerson, Emerson Partners, J. Steven Emerson Roth IRA, J. Steven Emerson IRA RO II, and Emerson Family Foundation v. Quest Resource Corporation, Inc., Quest Energy Partners L.P., Jerry Cash, David E. Grose, and John Garrison, Case No. 5:09-cv-1226-M, U.S. District Court for the Western District of Oklahoma, filed November 3, 2009

On November 3, 2009 a complaint was filed in the United States District Court for the Western District of Oklahoma naming QRCP, QELP, and certain current and former officers and directors as defendants. The complaint was filed by individual shareholders of QRCP stock and individual purchasers of QELP common units. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material information concerning unauthorized transfers from subsidiaries of QRCP to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. The complaint also alleges that QRCP and QELP issued false and misleading statements and or/concealed material information concerning a misappropriation by its former chief financial officer, Mr. David E. Grose, of $1 million in company funds and receipt of unauthorized kickbacks of approximately $850,000 from a company vendor. The complaint also alleges that, as a result of these actions, the price of QRCP stock and QELP common units was artificially inflated when the plaintiff purchased QRCP stock and QELP common units. The plaintiffs seek $10 million in damages. QRCP and QELP intend to defend vigorously against the plaintiffs’ claims.

Federal Derivative Case

William Dean Enders, derivatively on behalf of nominal defendant Quest Energy Partners, L.P. v. Jerry D. Cash, David E. Grose, David C. Lawler, Gary Pittman, Mark Stansberry, J. Philip McCormick,

F-20

QUEST RESOURCE CORPORATION AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Douglas Brent Mueller, Mid Continent Pipe & Equipment, LLC, Reliable Pipe & Equipment, LLC, RHB Global, LLC, RHB, Inc., Rodger H. Brooks, Murrell, Hall, McIntosh & Co. PLLP, and Eide Bailly LLP, Case No. CIV-09-752-F, U.S. District Court for the Western District of Oklahoma, filed July 17, 2009

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on Quest Energy’s behalf, which names certain of its current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses and equitable and/or injunctive relief. It also seeks Quest Energy to take all necessary actions to reform and improve its corporate governance and internal procedures. On September 8, 2009, the case was transferred to Judge Miles-LaGrange who is presiding over the other federal cases discussed below, and the case number was changed to CIV-09-752-M. All proceedings in this matter are currently stayed under Judge Miles-LaGrange’s order of October 16, 2009.

Personal Injury Litigation

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al., CJ-2009-1078, District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

QCOS has been named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed below. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. QCOS will vigorously defend the declaratory action.

Jacob Dodd v. Arvilla Oilfield Services, LLC, et al., Case No. 08-C-47, Circuit Court of Ritchie County, State of West Virginia, filed May 8, 2008

Quest Eastern, et al. has been named in this personal injury lawsuit arising out of an automobile collision and was served on May 12, 2009. Limited discovery has taken place. Quest Eastern intends to vigorously defend against this claim.

Litigation Related to Oil and Gas Leases

Edward E. Birk, et ux., and Brian L. Birk, et ux., v. Quest Cherokee, LLC, Case No. 09-CV-27, District Court of Neosho County, State of Kansas, filed April 23, 2009

Quest Cherokee was named as a defendant in a lawsuit filed by Edward E. Birk, et ux., and Brian L. Birk, et ux., on April 23, 2009. In that case, the plaintiffs claim that they are entitled to an overriding royalty interest (1/16th in some leases, and 1/32nd in some leases) in 14 oil and gas leases owned and operated by Quest Cherokee. Plaintiffs contend that Quest Cherokee has produced oil and/or gas from wells located on or unitized with those leases, and that Quest Cherokee has failed to pay plaintiffs their overriding royalty interest in that production. Quest Cherokee has filed an answer defending its position. Quest Cherokee intends to defend vigorously against these claims.

Robert C. Aker, et al. v. Quest Cherokee, LLC, et al., Case No. 3-09CV101, U.S. District Court for the Western District of Pennsylvania, filed April 16, 2009

Quest Cherokee, et al. were named as defendants in this action where plaintiffs seek a ruling invalidating certain oil and gas leases. Quest Cherokee has filed a motion to dismiss for lack of jurisdiction, and no discovery has taken place. Quest Cherokee is investigating whether it is a proper party to this lawsuit and intends to vigorously defend against this claim.

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Larry Reitz, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00076, District Court of Nowata County, State of Oklahoma, filed May 15, 2009

QRCP, et al. have been named in the above-referenced lawsuit. The lawsuit was served on May 22, 2009. Defendants have filed a motion to dismiss certain claims, and no discovery has taken place. Plaintiffs allege that defendants have wrongfully deducted costs from the royalties of plaintiffs and have engaged in self-dealing contracts and agreements resulting in a less than market price for production. Plaintiffs seek unspecified actual and punitive damages. Defendants intend to defend vigorously against this claim.

Kim E. Kuhn, Scott Tomlinson, Todd Tomlinson, Charles Willier, Brian Sefcik v. Quest Cherokee, LLC, Case No. 2009 CV 43, District Court of Wilson County, State of Kansas, filed July 27, 2009

Quest Cherokee has been named as a defendant by the landowners identified above for allegedly refusing to execute a Surface and Use Agreement. Plaintiffs seek monetary damages for breach of contract, damages to their property caused by Quest Cherokee, to terminate Quest Cherokee’s access to the property, and attorneys’ fees. Quest Cherokee denies plaintiffs’ allegations and will vigorously defend against the plaintiffs’ claims.

Billy Bob Willis, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00063, District Court of Nowata County, State of Oklahoma, filed April 28, 2009

QRCP, et al. have been named in the above-referenced lawsuit. Plaintiffs are royalty owners who allege underpayment of royalties owed to them. Plaintiffs also allege, among other things, that defendants engaged in self-dealing and breached fiduciary duties owed to plaintiffs, and that defendants acted fraudulently toward the plaintiffs. Plaintiffs also allege that the gathering fees and related charges should not have been deducted in paying royalties. QRCP intends to defend this action vigorously.

Below is a brief description of any material developments that have occurred in our ongoing material legal proceedings since December 31, 2008. Additional information with respect to our material legal proceedings can be found in our 2008 Form 10-K/A.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, U.S. District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma naming QRCP, QELP and Quest Energy GP, LLC (“Quest Energy GP”) and certain of their current and former officers and directors as defendants. The complaints were filed by certain stockholders on behalf of themselves and other stockholders who purchased QRCP common stock between May 2, 2005 and August 25, 2008 and QELP common units between November 7, 2007 and August 25, 2008.

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The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of QRCP to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. The complaints also allege that, as a result of these actions, QRCP’s stock price and the unit price of QELP was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. On September 24, 2009, the court appointed lead plaintiffs for each of the QRCP class and the QELP class. The lead plaintiffs must file a consolidated amended complaint within 60 days after being appointed. No further activity is expected in the purported class action until an amended consolidated complaint is filed. On October 13, 2009, the lead plaintiffs filed a motion for partial modification of the automatic discovery stay provided by the Private Securities Litigation Reform Act of 1995. QRCP, QELP and Quest Energy GP intend to defend vigorously against plaintiffs’ claims.

QRCP and QELP have received letters from their directors and officers’ insurance carriers reserving their rights to limit or preclude coverage under various provisions and exclusions in the policies, including for the committing of a deliberate criminal or fraudulent act by a past, present, or future chief executive officer or chief financial officer. QELP recently received a letter from its directors’ and officers’ liability insurance carrier that it will not provide insurance coverage based on Mr. Cash’s alleged written admission that he engaged in acts for which coverage is excluded. QELP is reviewing this letter and evaluating its options.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC, Case No. 07-1225-MLB, in the U.S. District Court, District of Kansas, filed August 6, 2007

Quest Cherokee was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee answered the complaint and denied plaintiffs’ claims. On July 21, 2009, the court had granted plaintiffs’ motion to compel production of Quest Cherokee’s electronically stored information, or ESI, and directed the parties to decide upon a timeframe for producing Quest Cherokee’s ESI. Discovery has been stayed until December 5, 2009 to allow the parties to discuss settlement terms. Quest Cherokee has received an initial settlement offer from plaintiffs’ counsel and is in the process of evaluating that offer and its response to the same.

Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, in the District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

QCOS was named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. Various motions for summary judgment have been filed and denied

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by the court. It is expected that the court will set this matter for trial in Winter 2010. QCOS intends to defend vigorously against plaintiffs’ claims.

Berenice Urias v. Quest Cherokee, LLC, et al., CV-2008-238C in the Fifth Judicial District, County of Lea, State of New Mexico (Second Amended Complaint filed September 24, 2008)

Quest Cherokee was named in this wrongful death lawsuit filed by Berenice Urias. Plaintiff was the surviving fiancée of the decedent Montano Moreno. The decedent was killed while working for United Drilling, Inc. United Drilling was transporting a drilling rig between locations when the decedent was electrocuted. All claims against Quest Cherokee have been dismissed with prejudice.

Litigation Related to Oil and Gas Leases

Quest Cherokee has been named as a defendant or counterclaim defendant in several lawsuits in which the plaintiff claims that oil and gas leases owned and operated by Quest Cherokee have either expired by their terms or, for various reasons, have been forfeited by Quest Cherokee. Those lawsuits were originally filed in the district courts of Labette, Montgomery, Wilson, and Neosho Counties, Kansas. Quest Cherokee has drilled wells on some of the oil and gas leases in issue and some of those oil and gas leases do not have a well located thereon but have been unitized with other oil and gas leases upon which a well has been drilled. As of November 4, 2009, the total amount of acreage covered by the leases at issue in these lawsuits was approximately 5,100 acres. Quest Cherokee intends to vigorously defend against those claims. Following is a list of those cases:

Housel v. Quest Cherokee, LLC, Case No. 06-CV-26-I, District Court of Montgomery County, State of Kansas, filed March 2, 2006

Roger Dean Daniels v. Quest Cherokee, LLC, Case No. 06-CV-61, District Court of Montgomery County, State of Kansas, filed May 5, 2006 (currently on appeal with the Kansas Court of Appeals, Case No. 08-100576-A; oral argument scheduled for November 18, 2009)

Carol R. Knisely, et al. v. Quest Cherokee, LLC, Case No. 07-CV-58-I, District Court of Montgomery County, State of Kansas, filed April 16, 2007

Scott Tomlinson, et al. v. Quest Cherokee, LLC, Case No. 2007-CV-45, District Court of Wilson County, State of Kansas, filed August 29, 2007 (trial set for December 2009)

Ilene T. Bussman et al. v. Quest Cherokee, LLC, Case No. 07-CV-106-PA, District Court of Labette County, State of Kansas, filed November 26, 2007

Gary Dale Palmer, et al. v. Quest Cherokee, LLC, Case No. 07-CV-107-PA, District Court of Labette County, State of Kansas, filed November 26, 2007

Richard L. Bradford, et al. v. Quest Cherokee, LLC, Case No. 2008-CV-67, District Court of Wilson County, State of Kansas, filed September 18, 2008 (settled and dismissed on August 3, 2009)

Richard Winder v. Quest Cherokee, LLC, Case Nos. 07-CV-141 and 08-CV-20, District Court of Neosho County, State of Kansas, filed December 7, 2007, and February 27, 2008

Quest Cherokee v. Hinkle, et. al. & Admiral Bay, Case No. 2006-CV-74, District Court of Labette County, State of Kansas, filed September 15, 2006 (trial set for February 2010)

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. 04-C-100-PA, District Court of Labette County, State of Kansas, filed on September 1, 2004

Quest Cherokee and Bluestem were named as defendants in a lawsuit filed by Central Natural Resources, Inc. (“Central Natural Resources”) on September 1, 2004 in the District Court of Labette County, Kansas. Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem purchases and gathers the gas produced by Quest Cherokee. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser and has damaged its coal through its drilling and production operations. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged that Bluestem converted the gas and seeks an accounting for all gas purchased by Bluestem from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. If Quest Cherokee prevails on that issue, then the Plaintiff’s claims against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane gas were filed by Quest Cherokee and the plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. Plaintiff appealed the summary judgment and the Kansas Supreme Court issued an opinion affirming the District Court’s decision and remanded the case to the District Court for further proceedings consistent with that decision. Central Natural Resources filed a motion seeking to dismiss all of its remaining claims, without prejudice, and a journal entry of dismissal has been approved by the District Court.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. CJ-06-07, District Court of Craig County, State of Oklahoma, filed January 17, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleged that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff sought to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contended it has valid leases from the owners of the coal bed methane gas rights. The issue was whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. All claims have been dismissed by agreement of all of the parties and a journal entry of dismissal has been approved by the District Court.

Other

Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-91, District Court of Neosho County, State of Kansas, filed July 19, 2007; and Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-46, District Court of Wilson County, State of Kansas, filed September 4, 2007

Quest Cherokee was named as a defendant in two lawsuits filed by Well Refined Drilling Company in the District Court of Neosho County, Kansas (Case No. 2007 CV 91) and in the District Court of Wilson County, Kansas (Case No. 2007 CV 46). In both cases, plaintiff contended that Quest Cherokee owed certain sums for services provided by the plaintiff in connection with drilling wells for Quest Cherokee. Plaintiff had also filed mechanics liens against the oil and gas leases on which those wells are located and also sought foreclosure of those liens. Quest Cherokee had answered those petitions and had denied plaintiff’s claims. The claims in these lawsuits have been settled and dismissed by agreement of all of the parties.

Barbara Cox v. Quest Cherokee, LLC, Case No. CIV-08-0546, U.S. District Court for the District of New Mexico, filed April 18, 2008

Quest Cherokee was named in this lawsuit by Barbara Cox. Plaintiff is a landowner in Hobbs, New Mexico and owns the property where the Quest State 9-4 Well was drilled and plugged. Plaintiff alleged that Quest Cherokee violated the New Mexico Surface Owner Protection Act and has committed a trespass and nuisance in the drilling

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and maintenance of the well. The parties have settled this case and dismissal is expected before the end of November 2009.

Environmental Matters

As of September 30, 2009, there were no known environmental or regulatory matters related to our operations which are reasonably expected to result in a material liability to us. Like other oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Financial Advisor Contracts

On June 26, 2009 Quest Midstream GP, LLC entered into an amendment to its original financial advisor agreement which provided that in consideration of a one time payment of $1.75 million, which was paid on July 7, 2009, no additional fees of any kind would be due under the terms of the original agreement other than a fee of $1.5 million if the interstate natural gas pipeline owned by a QMLP subsidiary is sold within two years of the date of the amendment. The settlement with the financial advisor was accrued at June 30, 2009 and included in general and administrative expenses for the period then ended.

In May 2009, QRCP terminated the engagement of its financial advisor; however, the financial advisor is entitled to fees, which are not currently estimable, if certain transactions occur. In June 2009, QRCP retained a different financial advisor to render a fairness opinion to QRCP in connection with the Recombination. The financial advisor received total compensation of $275,000 in connection with such engagement.

In January 2009, Quest Energy GP engaged a financial advisor to QELP in connection with the review of its strategic alternatives. Under the terms of the agreement, the financial advisor received a one-time advisory fee of $50,000 in January 2009 and was entitled to additional monthly advisory fees of $25,000 for a minimum period of six months payable on the last day of the month beginning January 31, 2009. In addition, the financial advisor was entitled to inestimable fees if certain transactions occur. On July 1, 2009, Quest Energy GP entered into an amendment to its original financial advisor agreement, which provided that the monthly advisory fee increased to $200,000 per month with a total of $800,000, representing the aggregate fees for each of April, May, June and July 2009, which amount was paid upon execution of the amendment. The additional financial advisor fees payable if certain transactions occurred were canceled; however, the financial advisor was still entitled to a fairness opinion fee of $650,000 in connection with any merger, sale or acquisition involving Quest Energy GP or Quest Energy, which amount was paid in connection with the delivery of a fairness opinion at the time of the execution of the Merger Agreement.

Note 10 —	Related Party Transactions

Settlement Agreements

As discussed in our 2008 Form 10-K/A, we filed lawsuits, related to the Transfers, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement, and based on a settlement allocation agreed to by the board of directors of QRCP and QELP, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas and QELP received Mr. Cash’s interest in STP Newco, Inc (“STP”) which consisted of 100% of the common stock of the company.

While QRCP estimates the value of these assets to be less than the amount of the unauthorized transfers and cost of the internal investigation, Mr. Cash represented that they comprised substantially all of Mr. Cash’s net worth and the majority of the value of the controlled-entity. We did not take Mr. Cash’s stock in QRCP, which he

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represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock.

STP owns interests in certain oil producing properties in Oklahoma, and other assets and liabilities. STP’s accounting and operation records provided to QELP, at the date of the settlement, were in poor condition and we are in the process of reconstructing the financial records in order to determine the estimated fair value of the assets acquired and liabilities assumed in connection with the settlement. Based on documents we received prior to the settlement, the estimated fair value of the net assets to be assumed was expected to provide QELP reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by QELP; however, the financial information we received prior to closing contained errors related to Mr. Cash’s ownership interests in the properties as well as amounts due vendors and royalty owners. Based on work performed to date we believe that the actual estimated fair value of net assets of STP that QELP received is less than previously expected. We expect to complete our analysis of STP’s financial information and our final valuation of the oil producing properties obtained from STP by December 31, 2009. We also are in the process of determining what further actions can be taken with regards to this matter and intend to pursue all remedies available under the law.

Based on the information available at this time, we have estimated the fair value of the assets and liabilities obtained in connection with the settlement. As additional information becomes available other assets and/or liabilities may be identified and recorded.

The estimated fair value of the assets and liabilities received is as follows (in thousands):

	QRCP	QELP	Total

Cash, net of legal expenses	$2,429	$—	$2,429
Oil & gas properties	896	1,076	1,972
Other assets	50	—	50
Current liabilities	—	(326)	(326)
Long-term debt	—	(719)	(719)

Net assets received	$3,375	$31	$3,406

Merger Agreement and Related Agreements

As discussed in Note 1 — Basis of Presentation, on July 2, 2009, we entered into the Merger Agreement with Quest Energy, Quest Midstream, and other parties thereto pursuant to which, following a series of mergers and an entity conversion, QRCP, Quest Energy and the successor to Quest Midstream will become wholly-owned subsidiaries of PostRock. On October 2, 2009, the Merger Agreement was amended to, among other things, reflect certain technical changes as the result of an internal restructuring. Additionally, since shortly before execution of the Merger Agreement one of the Quest Midstream investors had abandoned its Quest Midstream common units, which were inadvertently included in calculating the Quest Midstream exchange ratio contained in the Merger Agreement, the amendment also permitted Quest Midstream to make a distribution of additional common units to its common unitholders in order to increase the number of outstanding common units to match, as closely as practicable, the number set forth in the Merger Agreement. The effect of the distribution was to preserve the relative ownership percentages of PostRock agreed to by the parties without the need to amend the Quest Midstream exchange ratio.

On July 2, 2009, immediately prior to the execution of the Merger Agreement, we entered into Amendment No. 1 (the “Rights Amendment”) to the Rights Agreement with Computershare Trust Company, N.A., as successor rights agent to UMB Bank, n.a., amending the Rights Agreement, dated as of May 31, 2006 (the “Rights Agreement”), in order to render the Rights (as defined in the Rights Agreement) inapplicable to the Recombination and the other transactions contemplated by the Merger Agreement. The Rights Amendment also modified the

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Rights Agreement so that it would expire in connection with the Recombination if the Rights Agreement is not otherwise terminated.

Additionally, in connection with the Merger Agreement, on July 2, 2009, we entered into a Support Agreement with Quest Energy, Quest Midstream and certain Quest Midstream unitholders (the “Support Agreement”), which was amended on October 2, 2009 to, among other things, add an additional Quest Midstream common unitholder as a party. Pursuant to the Support Agreement, as amended, we have, subject to certain conditions, agreed to vote the common and subordinated units of Quest Energy and Quest Midstream that we own in favor of the Recombination and the holders of approximately 73% of the common units of Quest Midstream have, subject to certain conditions, agreed to vote their common units in favor of the Recombination.

Note 11 —	Operating Segments

Operating segment data for the periods indicated is as follows (in thousands):

			Other and
	Oil and Gas	Natural Gas	Intersegment
	Production	Pipelines	Eliminations	Total

Three Months Ended September 30, 2009:
Total revenues	$18,329	$16,635	$(11,002)	$23,962
Inter-segment revenues	—	(11,002)	11,002	—

Third-party revenues	$18,329	$5,633	$—	$23,962

Segment operating profit (loss)	$(11,342)	$4,254	$—	$(7,088)
Three Months Ended September 30, 2008:
Total revenues	$49,531	$16,095	$(8,583)	$57,043
Inter-segment revenues	—	(8,583)	8,583	—

Third-party revenues	$49,531	$7,512	$—	$57,043

Segment operating profit	$18,005	$2,985	$—	$20,990
Nine months ended September 30, 2009:
Total revenues	$56,711	$52,260	$(31,238)	$77,733
Inter-segment revenues	—	(31,238)	31,238	—

Third-party revenues	$56,711	$21,022	$—	$77,733

Segment operating profit (loss)	$(128,246)	$17,840	$—	$(110,406)
Nine months ended September 30, 2008:
Total revenues	$136,989	$47,482	$(25,921)	$158,550
Inter-segment revenues	—	(25,921)	25,921	—

Third-party revenues	$136,989	$21,561	$—	$158,550

Segment operating profit	$42,237	$10,768	$—	$53,005
Identifiable assets:
September 30, 2009	$132,298	$327,274	$—	$459,572
December 31, 2008	$311,592	$338,584	$—	$650,176

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The following table reconciles segment operating profits reported above to loss before income taxes and non-controlling interests (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Segment operating profit (loss)(1)	$(7,088)	$20,990	$(110,406)	$53,005
General and administrative expenses	(11,337)	(4,638)	(29,705)	(16,579)
Recovery of misappropriated funds net of liabilities assumed	9	—	3,406	—
Gain (loss) from derivative financial instruments	8,752	145,132	31,078	(4,482)
Interest expense, net	(6,920)	(7,187)	(20,666)	(17,244)
Other income (expense), net	(140)	59	(1)	181

Loss before income taxes	$(16,724)	$154,356	$(126,294)	$14,881

(1)	Segment operating profit represents total revenues less costs and expenses directly attributable thereto.

Note 12 —	Subsequent Events

On October 31, 2009, QMLP’s gas transportation contract with MGE was terminated and has not been renegotiated or renewed. This customer was a significant customer to QMLP. The loss of this customer could result in an impairment of the KPC pipeline assets and customer-related intangible assets. As of November 5, 2009, the range of impairment can not be estimated. The carrying value of these assets was $119.7 million as of September 30, 2009.

We evaluated our activity after September 30, 2009 until the date of issuance, November 5, 2009, for recognized and unrecognized subsequent events not discussed elsewhere in these footnotes and determined there were none.

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ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements

This quarterly report contains forward-looking statements that do not directly or exclusively relate to historical facts. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “intend,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Forward-looking statements include information concerning possible or assumed future results of our operations, including statements about the Recombination, projected financial information, valuation information, possible outcomes from strategic alternatives other than the Recombination, the expected amounts, timing and availability of financing, availability under credit facilities, levels of capital expenditures, sources of funds, and funding requirements, among others.

These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include, among others, the risk factors described in Part II, Item IA. “Risk Factors,” as well as the risk factors described in Item 1A. “Risk Factors” in our 2008 Form 10-K/A.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than as described. You should consider the areas of risk and uncertainty described above and discussed in Part II, Item IA. “Risk Factors,” as well as the risk factors described in Item 1A. “Risk Factors” in our 2008 Form 10-K/A in connection with any written or oral forward-looking statements that may be made after the date of this report by us. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing prices for oil and natural gas, the availability of capital from our revolving credit facilities and liquidity from capital markets. Declines in oil or natural gas prices may have a material adverse affect on our financial condition, liquidity, ability to obtain financing and operating results. Lower oil or natural gas prices also may reduce the amount of oil or natural gas that we can produce economically. A decline in oil or natural gas prices could have a material adverse effect on the estimated value and estimated quantities of our oil and natural gas reserves, our ability to fund our operations and our financial condition, cash flow, results of operations and access to capital. Historically, oil and natural gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile.

Overview of QRCP

We are an integrated independent energy company involved in the acquisition, development, transportation, exploration, and production of natural gas, primarily from coal seams (coal bed methane, or “CBM”), and oil. We report our results of operations as two business segments, oil and gas production; and natural gas pipelines.

Our principal oil and gas production operations are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma; Seminole County, Oklahoma; and West Virginia, New York and Pennsylvania in the Appalachian Basin. Our Cherokee Basin operations are primarily focused on developing CBM gas production through Quest Energy Partners, L.P. (“Quest Energy” or “QELP”) and our Appalachian Basin operations are primarily focused on the development of natural gas production from the Marcellus Shale through QELP and Quest Eastern Resource LLC (“Quest Eastern”).

Our principal natural gas pipelines operations consist of a gas gathering pipeline network that primarily serves our Cherokee Basin producing properties and an interstate natural gas transmission pipeline (the “KPC Pipeline”). Both of these systems are owned through Quest Midstream Partners, L.P. (“Quest Midstream” or QMLP”). In addition, we own a small gathering line in the Appalachian Basin that serves Quest Eastern’s and Quest Energy’s producing properties.

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Unless otherwise indicated, references to “us,” “we,” “our,” the “Company” or “QRCP” include our subsidiaries and controlled affiliates.

Since we control the general partner interests in Quest Energy and Quest Midstream, we reflect our ownership interest in these partnerships on a consolidated basis, which means that our financial results are combined with Quest Energy’s and Quest Midstream’s financial results and the results of our subsidiaries. The interest owned by non-controlling partners’ share of income is reflected as noncontrolling interests in our results of operations. Since the initial public offering of Quest Energy in November 2007, QRCP’s potential sources of revenue and cash flows consists almost exclusively of distributions on its partnership units in Quest Energy and Quest Midstream, because QRCP’s Appalachian assets largely consist of undeveloped acreage. Our consolidated results of operations are derived from the results Quest Energy’s and Quest Midstream’s operations as well the results of Quest Eastern’s operations related to the Appalachian Basin and our general and administrative expenses and our interest income (expense). Accordingly, the discussion of our financial position and results of operations in this Management’s Discussion and Analysis of Financial Condition and Results of Operations primarily reflects the operating activities and results of operations of Quest Energy and Quest Midstream.

Operating Highlights

The Company’s significant operational highlights by area include:

•	Reduced oil and gas production costs in the current quarter by $0.13 per Mcfe from the prior year quarter.

•	Sustained natural gas production levels similar to the prior year despite minimal current period capital expenditures on acquisition and development.

Financial Highlights

The Company’s significant financial highlights include:

•	Reduced total debt by $44.6 million from December 31, 2008.

•	Increased cash and cash equivalents by $20.2 million from December 31, 2008.

•	Repriced derivatives during the second quarter of 2009 and received $26 million.

•	Obtained a new $8 million revolving credit facility during the third quarter of 2009 to finance the Company’s drilling program in the Appalachian Basin, general and administrative expenses, working capital and other corporate expenses.

Recent Developments

Global Financial Crisis and Impact on Capital Markets and Commodity Prices

Currently, there is unprecedented uncertainty in the financial markets. This uncertainty presents additional potential risks to us and our subsidiaries and affiliates. These risks include the availability and costs associated with our borrowing capabilities and raising additional debt and equity capital.

Additionally, the current global economic outlook coupled with exceptional unconventional resource development success in the U.S. has resulted in a significant decline in natural gas prices across the United States. Gas price declines impact us in two different ways. First, the basis differential from NYMEX pricing to sales point pricing for our Cherokee Basin gas production has narrowed significantly. Our Cherokee Basin basis differential averaged $0.49 per Mmbtu in the third quarter of 2009 and was $0.23 per Mmbtu in October 2009 which is down from an average of $1.79 per Mmbtu in the third quarter of 2008 and $3.38 per Mmbtu in October 2008. The second impact has been the absolute value erosion of natural gas. Our operations and financial condition are significantly impacted by absolute natural gas prices. On September 30, 2009, the spot market price for natural gas at Henry Hub was $3.30 per Mmbtu, a 53.7% decrease from September 30, 2008.

For oil, worldwide demand has decreased by over 5% from 2007 levels creating an oversupply environment similar to natural gas. The recent recovery of oil prices into the $70 per barrel range has had a small positive impact

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on revenues during the second half of 2009. Our management believes that managing price volatility will continue to be a challenge. The spot market price for oil at Cushing, Oklahoma at September 30, 2009 was $70.46 per barrel, a 30.0% decrease from the price at September 30, 2008. It is impossible to predict the duration or outcome of these price declines or the long-term impact on drilling and operating costs and the impacts, whether favorable or unfavorable, to our results of operations, liquidity and capital resources. Due to our relatively low level of oil production relative to gas and our existing commodity hedge positions, the volatility of oil prices had less of an effect on our operations.

Loss of major customer

On October 31, 2009, QMLP’s gas transportation contract with Missouri Gas Energy was terminated and has not been renegotiated or renewed. This customer was a significant customer to QMLP. The loss of this customer could result in an impairment of the KPC Pipeline assets and customer-related intangible assets. As of November 5, 2009, the range of the impairment can not be estimated. The carrying value of these assets was $119.7 million as of September 30, 2009.

Suspension of Distributions and Asset Sale

Quest Midstream has not paid any distributions on any of its units since the second quarter of 2008, and Quest Energy suspended its distributions on its subordinated units starting with the third quarter of 2008 and on all units starting with the fourth quarter of 2008. Distributions on all of Quest Energy’s and Quest Midstream’s units continue to be suspended, and we are unable to estimate when such distributions may, if ever, be resumed. Since these distributions would have been substantially all of QRCP’s cash flows for 2009, the loss of these distributions was material to QRCP’s financial position. QRCP received cash distributions from Quest Energy and Quest Midstream of $12.9 million for the nine months ended September 30, 2008 and did not receive any cash distributions from Quest Energy and Quest Midstream for the nine months ended September 30, 2009.

On February 13, 2009, we divested of approximately 23,000 net undeveloped acres and one well in Lycoming County, Pennsylvania to a private party for approximately $8.7 million.

Settlement Agreements

As discussed in our 2008 Form 10-K/A, we filed lawsuits, related to certain unauthorized transfers, repayments and re-transfers of funds (the “Transfers”) to entities controlled by Jerry D. Cash, our former chief executive officer, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement, and based on a settlement allocation agreed to by the board of directors of QRCP and QELP, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas and QELP received Mr. Cash’s interest in STP Newco, Inc (“STP”) which consisted of 100% of the common stock of the company.

While QRCP estimates the value of these assets to be less than the amount of the unauthorized transfers and cost of the internal investigation, Mr. Cash represented that they comprised substantially all of Mr. Cash’s net worth and the majority of the value of the controlled-entity. We did not take Mr. Cash’s stock in QRCP, which he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock.

STP owns interests in certain oil producing properties in Oklahoma, and other assets and liabilities. STP’s accounting and operation records provided to QELP, at the date of the settlement, were in poor condition and we are in the process of reconstructing the financial records in order to determine the estimated fair value of the assets acquired and liabilities assumed in connection with the settlement. Based on documents we received prior to the settlement, the estimated fair value of the net assets to be assumed was expected to provide QELP reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by QELP; however, the financial information we received prior to closing contained errors related to Mr. Cash’s ownership interests in the properties as well as amounts due vendors and royalty owners. Based on work performed to date we believe that the actual estimated fair value of net assets of STP that QELP received is less than previously

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expected. We expect to complete our analysis of STP’s financial information and our final valuation of the oil producing properties obtained from STP by December 31, 2009. We also are in the process of determining what further actions can be taken with regards to this matter and intend to pursue all remedies available under the law.

Based on the information available at this time, we have estimated the fair value of the assets and liabilities obtained in connection with the settlement. As additional information becomes available other assets and/or liabilities may be identified and recorded.

The estimated fair value of the assets and liabilities received is as follows (in thousands):

	QRCP	QELP	Total

Cash, net of legal expenses	$2,429	$—	$2,429
Oil and gas properties	896	1,076	1,972
Other assets	50	—	50
Current liabilities	—	(326)	(326)
Long-term debt	—	(719)	(719)

Net assets received	$3,375	$31	$3,406

Recombination

On July 2, 2009, QRCP, Quest Midstream, Quest Energy and other parties thereto entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, following a series of mergers and an entity conversion, QRCP, Quest Energy and the successor to Quest Midstream will become wholly-owned subsidiaries of PostRock Energy Corporation (“PostRock”) a new, publicly-traded corporation (the “Recombination”). On October 2, 2009, the Merger Agreement was amended to, among other things, reflect certain technical changes as the result of an internal restructuring. On October 6, 2009, PostRock filed with the SEC a registration statement on Form S-4, which included a joint proxy statement/prospectus, relating to the Recombination.

While we are working toward the completion of the Recombination before the end of 2009, it remains subject to the satisfaction of a number of conditions, including, among others, the arrangement of one or more satisfactory credit facilities for PostRock and its subsidiaries, the approval of the transaction by our stockholders and the unitholders of QELP and QMLP, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of PostRock would be owned approximately 44% by current QMLP common unitholders, approximately 33% by current QELP common unitholders (other than QRCP), and approximately 23% by current QRCP stockholders.

Additionally, in connection with the Merger Agreement, on July 2, 2009, we entered into a Support Agreement with Quest Energy, Quest Midstream and certain Quest Midstream unitholders (the “Support Agreement”), which was amended on October 2, 2009 to, among other things, add an additional Quest Midstream common unitholder as a party. Pursuant to the Support Agreement, as amended, we have, subject to certain conditions, agreed to vote the common and subordinated units of Quest Energy and Quest Midstream that we own in favor of the Recombination and the holders of approximately 73% of the common units of Quest Midstream have, subject to certain conditions, agreed to vote their common units in favor of the Recombination.

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Results of Operations

The following discussion of financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements and the related notes, which are included elsewhere in this report.

Operating segment data for the periods indicated are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenues:
Oil and gas sales	$18,329	$49,531	$56,711	$136,989
Natural gas pipelines	16,635	16,095	52,260	47,482
Elimination of inter-segment revenue	(11,002)	(8,583)	(31,238)	(25,921)

Natural gas pipelines, net of inter-segment revenue	5,633	7,512	21,022	21,561

Total segment revenues	$23,962	$57,043	$77,733	$158,550

Operating profit (loss):
Oil and gas production	$(11,342)	$18,005	$(128,246)	$42,237
Natural gas pipelines	4,254	2,985	17,840	10,768

Total segment operating profit (loss)	(7,088)	20,990	(110,406)	53,005
General and administrative expenses	(11,337)	(4,638)	(29,705)	(16,579)
Recovery of misappropriated funds, net of liabilities assumed	9	—	3,406	—

Total operating income (loss)	$(18,416)	$16,352	$(136,705)	$36,426

Three Months Ended September 30, 2009 Compared to the Three Months Ended September 30, 2008

Oil and Gas Production Segment

Oil and gas production segment data for the periods indicated are as follows (in thousands, except unit and per unit data):

	Three Months Ended
	September 30,		Increase/
	2009	2008	(Decrease)

Oil and gas sales	$18,329	$49,531	$(31,202)	(63.0)%
Oil and gas production costs	$8,739	$9,963	$(1,224)	(12.3)%
Transportation expense (intercompany)	$11,002	$8,583	$2,419	28.2%
Depreciation, depletion and amortization	$9,930	$12,980	$(3,050)	(23.5)%
Production Data:
Natural gas production (Mmcf)	5,389	5,694	(305)	(5.4)%
Oil production (Mbbl)	20	19	1	5.3%
Total production (Mmcfe)	5,512	5,808	(296)	(5.1)%
Average daily production (Mmcfe/d)	59.9	63.1	(3.2)	(5.1)%

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	Three Months Ended
	September 30,		Increase/
	2009	2008	(Decrease)

Average Sales Price per Unit:
Natural gas (Mcf)	$3.15	$8.31	$(5.16)	(62.1)%
Oil (Bbl)	$64.08	$116.89	$(52.81)	(45.2)%
Natural gas equivalent (Mcfe)	$3.33	$8.53	$(5.20)	(61.0)%
Average Unit Costs per Mcfe:
Production costs	$1.59	$1.72	$(0.13)	(7.6)%
Transportation expense (intercompany)	$2.00	$1.48	$0.52	35.1%
Depreciation, depletion and amortization	$1.80	$2.23	$(0.43)	(19.3)%

Oil and Gas Sales.  Oil and gas sales decreased $31.2 million, or 63.0%, to $18.3 million during the three months ended September 30, 2009. This decrease was primarily due to a decrease in average realized prices which resulted in decreased revenues of $30.2 million. Lower production volumes decreased revenue by an additional $1.0 million. Our average realized prices on an equivalent basis (Mcfe) decreased to $3.33 per Mcfe for the three months ended September 30, 2009, from $8.53 per Mcfe for the three months ended September 30, 2008.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses increased $1.2 million, or 6.4%, to $19.7 million for the three months ended September 30, 2009, from $18.5 million for the three months ended September 30, 2008.

Oil and gas production costs decreased $1.2 million, or 12.3%, to $8.7 million during the three months ended September 30, 2009, from $10.0 million during the three months ended September 30, 2008. This decrease was primarily due to cost-cutting measures that began in the third quarter of 2008 continuing into the current year. Field headcount was reduced by approximately half while overtime hours were simultaneously reduced for the three months ended September 30, 2009 compared to the three months ended September 30, 2008. Well service improvement measures resulted in fewer wells going offline, reduced loss of production due to offline wells, and fewer well repairs in the current quarter compared to the prior year quarter. Production costs including gross production taxes and ad valorem taxes were $1.59 per Mcfe for the three months ended September 30, 2009 as compared to $1.72 per Mcfe for the three months ended September 30, 2008. The decrease in per unit cost was due to the cost-cutting and well service improvement measures discussed above.

Transportation expense increased $2.4 million, or 28.2%, to $11.0 million during the three months ended September 30, 2009, from $8.6 million during the three months ended September 30, 2008. The increase was primarily due to an increase in the contracted transportation fee. Transportation expense was $2.00 per Mcfe for the three months ended September 30, 2009 as compared to $1.48 per Mcfe for the three months ended September 30, 2008.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization decreased approximately $3.1 million, or 23.5%, during the three months ended September 30, 2009 to $9.9 million from $13.0 million during the three months ended September 30, 2008. On a per unit basis, we had an decrease of $0.43 per Mcfe to $1.80 per Mcfe during the three months ended September 30, 2009 from $2.23 per Mcfe during the three months ended September 30, 2008. This decrease was primarily due to the impairment of our oil and gas properties in the fourth quarter of 2008 and the first quarter of 2009, which decreased our rate per unit, as well as the resulting decrease in the depletable pool.

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Natural Gas Pipelines Segment

Natural gas pipelines segment data for the periods indicated are as follows (in thousands, except unit and per unit data):

	Three Months Ended
	September 30,
	2009	2008	Increase/ (Decrease)

Natural Gas Pipeline Revenue:
Gas pipeline revenue — Third Party	$5,633	$7,512	$(1,879)	(25.0)%
Gas pipeline revenue — Intercompany	11,002	8,583	2,419	28.2%

Total natural gas pipeline revenue	$16,635	$16,095	$540	3.4%
Pipeline operating expense	$8,243	$7,737	$506	6.5%
Depreciation and amortization expense	$4,138	$5,373	$(1,235)	(23.0)%
Throughput Data (Mmcf):
Throughput — Third Party	1,761	1,509	252	16.7%
Throughput — Intercompany	6,062	6,578	(516)	(7.8)%

Total throughput (Mmcf)	7,823	8,087	(264)	(3.3)%
Average Pipeline Operating Costs per Mcf:
Pipeline operating expense	$1.05	$0.96	$0.09	9.4%
Depreciation and amortization	$0.53	$0.66	$(0.13)	(19.7)%

Pipeline Revenue.  Total natural gas pipeline revenue increased $0.5 million to $16.6 million for the three months ended September 30, 2009 from $16.1 million for the three months ended September 30, 2008.

Third party natural gas pipeline revenue decreased $1.9 million, or 25.0%, to $5.6 million during the three months ended September 30, 2009, from $7.5 million during the three months ended September 30, 2008.

Intercompany natural gas pipeline revenue increased $2.4 million, or 28.2%, to $11.0 million during the three months ended September 30, 2009, from $8.6 million during the three months ended September 30, 2008. The increase was primarily due to a higher contracted rate in 2009.

Pipeline Operating Expense.  Pipeline operating expense increased $0.5 million, or 6.5%, to $8.2 million during the three months ended September 30, 2009, from $7.7 million during the three months ended September 30, 2008. Pipeline operating costs per unit increased $0.09 per Mcf during the three months ended September 30, 2009, from $0.96 per Mcf to $1.05 per Mcf. The increase in per unit cost was the result of lower volumes over which to spread fixed costs.

Depreciation and Amortization.  Depreciation and amortization expense decreased $1.2 million, or 23.0%, to $4.1 million during the three months ended September 30, 2009, from $5.4 million during the three months ended September 30, 2008. Depreciation and amortization per unit decreased $0.13, or 19.7%, to $0.53 per Mcf for the three months ended September 30, 2009 from $0.66 per Mcf for the three months ended September 30, 2008.

Unallocated Items

The following is a discussion of items not allocated to either of our segments.

General and Administrative Expenses.  General and administrative expenses increased $6.7 million, or 144.4%, to $11.3 million during the three months ended September 30, 2009, from $4.6 million during the three months ended September 30, 2008. The increase is primarily due to increased accounting and audit fees related to our reaudits and restatements as well as legal, investment banker, audit and other professional fees in connection with the Recombination activities partially offset by reduced stock compensation expense.

Gain from Derivative Financial Instruments.  Gain from derivative financial instruments decreased $136.4 million to $8.8 million for the three months ended September 30, 2009, from $145.1 million for the three months ended September 30, 2008. We recorded a $10.9 million unrealized loss and $19.6 million realized gain on

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our derivative contracts for the three months ended September 30, 2009 compared to a $152.7 million unrealized gain and $7.5 million realized loss for the three months ended September 30, 2008. Unrealized gains and losses are attributable to changes in oil and natural gas prices and volumes hedged from one period end to another.

Interest expense, net.  Interest expense, net, decreased $0.3 million, or 4.2%, to $6.9 million during the three months ended September 30, 2009, from $7.2 million during the three months ended September 30, 2008. The decrease is primarily due to lower interest rates on QELP’s and QMLP’s revolving credit facilities offset by a $0.8 million write-off of unamortized debt issuance cost associated with the modification of QRCP’s Credit Agreement (See “— Liquidity and Capital Resources — Sources of Liquidity in 2009 and Capital Requirements — Credit Agreements — QRCP — Modification of debt” below)

Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Oil and Gas Production Segment

Oil and gas production segment data for the periods indicated are as follows (in thousands, except unit and per unit data):

	Nine Months Ended
	September 30,		Increase/
	2009	2008	(Decrease)

Oil and gas sales	$56,711	$136,989	$(80,278)	(58.6)%
Oil and gas production costs	$23,699	$33,000	$(9,301)	(28.2)%
Transportation expense (intercompany)	$31,238	$25,921	$5,317	20.5%
Depreciation, depletion and amortization	$27,118	$35,831	$(8,713)	(24.3)%
Impairment of oil and gas properties	$102,902	—	$102,902	*
Production Data:
Natural gas production (Mmcf)	16,198	15,755	443	2.8%
Oil production (Mbbl)	60	47	13	27.7%
Total production (Mmcfe)	16,558	16,037	521	3.2%
Average daily production (Mmcfe/d)	60.7	58.5	2.2	3.8%

	Nine Months Ended
	September 30,		Increase/
	2009	2008	(Decrease)

Average Sales Price per Unit:
Natural gas (Mcf)	$3.31	$8.37	$(5.06)	(60.5)%
Oil (Bbl)	$52.38	$110.40	$(58.02)	(52.6)%
Natural gas equivalent (Mcfe)	$3.42	$8.54	$(5.12)	(60.0)%
Average Unit Costs per Mcfe:
Production costs	$1.43	$2.06	$(0.63)	(30.6)%
Transportation expense (intercompany)	$1.89	$1.62	$0.27	16.7%
Depreciation, depletion and amortization	$1.64	$2.23	$(0.59)	(26.5)%

*	not meaningful

Oil and Gas Sales.  Oil and gas sales decreased $80.3 million, or 58.6%, to $56.7 million for the nine months ended September 30, 2009 from $137.0 million for the nine months ended September 30, 2008. This decrease was primarily the result of a decrease in average realized sales prices, offset, minimally, by an increase in volumes. The decrease in average realized sales prices resulted in a decrease in revenues of $82.1 million. Our average realized prices on an equivalent basis (Mcfe) decreased to $3.42 per Mcfe for the nine months ended September 30, 2009 from $8.54 per Mcfe for the nine months ended September 30, 2008. Offsetting this decrease were additional volumes of 521 Mmcfe, accounting for an increase in revenues of $1.8 million. The increased volumes primarily

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resulted from our acquisition of oil and gas producing properties from PetroEdge Resources (WV) LLC (“PetroEdge”) on July 11, 2008.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses decreased $4.0 million, or 6.8%, to $54.9 million during the nine months ended September 30, 2009, from $58.9 million during the nine months ended September 30, 2008.

Oil and gas production costs decreased $9.3 million, or 28.2%, to $23.7 million during the nine months ended September 30, 2009, from $33.0 million during the nine months ended September 30, 2008. This decrease was primarily due to cost-cutting measures that began in the third quarter of 2008 continuing into the current year. Field headcount was reduced by approximately one-third while overtime hours were simultaneously reduced for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. The reductions came at the same time we absorbed the operations of PetroEdge which increased our total production, further reducing our cost per Mcfe. Well service improvement measures resulted in fewer wells going offline, reduced loss of production due to offline wells, and fewer well repairs for the current period compared to the prior year period. Production costs including gross production taxes and ad valorem taxes were $1.43 per Mcfe for the nine months ended September 30, 2009 as compared to $2.06 per Mcfe for the nine months ended September 30, 2008. The decrease in per unit cost was due to the cost-cutting and well service improvement measures discussed above, as well as slightly higher volumes over which to spread fixed costs.

Transportation expense increased $5.3 million, or 20.5%, to $31.2 million during the nine months ended September 30, 2009, from $25.9 million during the nine months ended September 30, 2008. The increase was primarily due to the increase in the contracted rate in 2009 compared to 2008, as well as increased volumes of 521 Mmcfe. The per unit cost increased $0.27 per Mcfe to $1.89 per Mcfe for the nine months ended September 30, 2009 as compared to $1.62 per Mcfe for the nine months ended September 30, 2008.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization decreased approximately $8.7 million, or 24.3%, during the nine months ended September 30, 2009 to $27.1 million from $35.8 million during the nine months ended September 30, 2008. On a per unit basis, we had a decrease of $0.59 per Mcfe to $1.64 per Mcfe during the nine months ended September 30, 2009 from $2.23 per Mcfe during the nine months ended September 30, 2008. This decrease was primarily due to the impairments of our oil and gas properties in the fourth quarter of 2008 and the first quarter of 2009, which decreased our rate per unit, as well as the resulting decrease in the depletable pool.

Impairment of Oil and Gas Properties.  Under the present full cost accounting rules, we are required to compute the after-tax present value of our proved oil and natural gas properties using spot market prices for oil and natural gas at our balance sheet date. The Company had previously recognized a ceiling test impairment of $102.9 million during the first quarter of 2009. No impairment was necessary for the second quarter of 2009. As of September 30, 2009, the ceiling test computation utilizing spot prices on that day resulted in the carrying costs of our unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the September 30, 2009 present value of future net revenues by approximately $11.1 million. As a result of subsequent increases in spot prices, the need to recognize an impairment for the quarter ended September 30, 2009, was eliminated. No impairment was necessary for the three month and nine month periods ending September 30, 2008, due to the level of oil and natural gas prices during those periods.

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Natural Gas Pipelines Segment

Natural gas pipelines segment data for the periods indicated are as follows (in thousands, except unit and per unit data):

	Nine Months Ended
	September 30,
	2009	2008	Increase/ (Decrease)
	($ in thousands)

Natural Gas Pipeline Revenue:
Gas pipeline revenue — Third Party	$21,022	$21,561	$(539)	(2.5)%
Gas pipeline revenue — Intercompany	31,238	25,921	5,317	20.5%

Total natural gas pipeline revenue	$52,260	$47,482	$4,778	10.1%
Pipeline operating expense	$22,264	$22,859	$(595)	(2.6)%
Depreciation and amortization expense	$12,156	$13,855	$(1,699)	(12.3)%
Throughput Data (Mmcf):
Throughput — Third Party	8,801	7,471	1,330	17.8%
Throughput — Intercompany	18,706	18,862	(156)	(0.8)%

Total throughput (Mmcf)	27,507	26,333	1,174	4.5%
Average Pipeline Operating Costs per Mcf:
Pipeline operating expense	$0.81	$0.87	$(0.06)	(6.9)%
Depreciation and amortization	$0.44	$0.53	$(0.09)	(17.0)%

Pipeline Revenue.  Total natural gas pipeline revenue increased $4.8 million, or 10.1%, to $52.3 million during the nine months ended September 30, 2009, from $47.5 million during the nine months ended September 30, 2008.

Third party natural gas pipeline revenue was generally flat, decreasing $0.5 million, or 2.5%, to $21.0 million during the nine months ended September 30, 2009, from $21.6 million during the nine months ended September 30, 2008.

Intercompany natural gas pipeline revenue increased $5.3 million, or 20.5%, to $31.2 million during the nine months ended September 30, 2009, from $25.9 million during the nine months ended September 30, 2008. The increase is primarily due to the increase in the contracted rate for 2009.

Pipeline Operating Expense.  Pipeline operating expense was generally flat, decreasing $0.6 million, or 2.6%, to $22.3 million during the nine months ended September 30, 2009 from $22.9 million during the nine months ended September 30, 2008. Pipeline operating costs per unit decreased $0.06 per Mcf, from $0.87 per Mcf for the nine months ended September 30, 2008 to $0.81 per Mcf for the nine months ended September 30, 2009. The decrease in per unit cost was the result of the cost-cutting efforts, as well as higher volumes over which to spread fixed costs.

Depreciation and Amortization.  Depreciation and amortization expense decreased $1.7 million, or 12.3%, to $12.2 million during the nine months ended September 30, 2009, from $13.9 million during the nine months ended September 30, 2008.

Unallocated Items

The following is a discussion of items not allocated to either of our segments.

General and Administrative Expenses.  General and administrative expenses increased $13.1 million, or 79.2%, to $29.7 million during the nine months ended September 30, 2009, from $16.6 million during the nine months ended September 30, 2008. The increase is primarily due to the increased legal, consulting and audit fees due to the reaudits and restatements of our financial statement as well as increased legal, investment banker, and other professional fees in connection with our Recombination activities.

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Gain (loss) from derivative financial instruments.  Gain from derivative financial instruments increased $35.6 million to $31.1 million during the nine months ended September 30, 2009, from a loss of $4.5 million during the nine months ended September 30, 2008. We recorded a $52.0 million unrealized loss and $83.1 million realized gain on our derivative contracts for the nine months ended September 30, 2009 compared to a $13.3 million unrealized gain and $17.8 million realized loss for the nine months ended September 30, 2008. The increase in realized gain included the $26 million cash received as a result of amending or exiting certain of our above market derivative financial instruments.

Interest expense, net.  Interest expense, net, increased $3.4 million, or 19.8% to $20.7 million during the nine months ended September 30, 2009, from $17.2 million during the nine months ended September 30, 2008. The increase is primarily due to a higher average outstanding debt balance for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 as well as a $0.8 million write-off of unamortized debt issuance cost associated with the modification of QRCP’s Credit Agreement in the third quarter of 2009 (See “— Liquidity and Capital Resources — Sources of Liquidity in 2009 and Capital Requirements — Credit Agreements — QRCP — Modification of Debt” below).

Liquidity and Capital Resources

Overview.  Our operating cash flows are driven by the quantities of our production of oil and natural gas and the prices received from the sale of this production and revenue generated from our pipeline operating activities. Prices of oil and natural gas have historically been very volatile and can significantly impact the cash from the sale of our oil and natural gas production. Use of derivative financial instruments helps mitigate this price volatility. Cash expenses also impact our operating cash flow and consist primarily of oil and natural gas property operating costs, severance and ad valorem taxes, interest on our indebtedness, general and administrative expenses and taxes on income.

Our primary sources of liquidity are cash generated from our operations, amounts, if any, available under our revolving credit facilities, and funds from future private and public equity and debt offerings.

At September 30, 2009, Quest Energy had $160.0 million outstanding and no additional availability under its revolving credit facility. In July 2009, the borrowing base under Quest Energy’s credit agreement was reduced from $190 million to $160 million, which, following the principal payment of $15.0 million Quest Energy made on June 30, 2009, resulted in the outstanding borrowings under the credit facility exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. On July 8, 2009, Quest Energy repaid the $14 million borrowing base deficiency. Quest Energy anticipates that in connection with the redetermination of its borrowing base in November 2009, its borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, Quest Energy expects to be able to make the required payments resulting from the borrowing base deficiency out of existing funds.

At September 30, 2009, Quest Midstream had $121.7 million outstanding under its revolving credit facility. On August 19, 2009, RBC and QMLP entered into a letter agreement wherein QMLP agreed that during negotiations related to the Recombination, it would not submit a borrowing request or request a letter of credit until the earlier to occur of the Recombination or December 31, 2009.

Historically, QRCP has been almost exclusively dependent upon distributions from its partnership interests in Quest Energy and Quest Midstream for revenue and cash flow. However, Quest Midstream has not paid any distributions on any of its units since the second quarter of 2008, and Quest Energy suspended its distributions on its subordinated units from the third quarter of 2008 and all units starting with the fourth quarter of 2008. QRCP does not expect to receive any distributions from Quest Energy or Quest Midstream for the remainder of 2009 and is unable to estimate at this time when such distributions may be resumed. Although QRCP is not currently receiving distributions from Quest Energy or Quest Midstream, it continues to require cash to fund general and administrative expenses, debt service requirements, capital expenditures to develop and maintain its undeveloped acreage, drilling commitments and payments to landowners necessary to maintain its oil and gas leases.

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On September 11, 2009, QRCP amended and restated its credit agreement to add an additional $8 million revolving credit facility to finance QRCP’s drilling program in the Appalachian Basin, general and administrative expenses, working capital and other corporate expenses. Management believes that the new revolving credit facility will provide QRCP with sufficient liquidity to satisfy its obligations, including general and administrative expenses, capital expenditures and debt service requirements through June 30, 2010. As discussed under “— Credit Agreements — QRCP” below, the total amount due by QRCP under its Credit Agreement on July 11, 2010 is estimated to be approximately $21 million. As a result, QRCP will need to raise a significant amount of equity capital during the first half of 2010 to pay this amount and further fund its drilling program. QRCP (or PostRock if the Recombination is completed) may not be able to raise a sufficient amount of equity capital for these purposes at the appropriate time due to market conditions or its financial condition and prospects or may have to issue shares at a significant discount to the market price. See Part II, Item 1A. “Risk Factors — Risks Related to the Business of QRCP — The current financial crisis and economic conditions have had, and may continue to have, a material adverse impact on QRCP’s business and financial condition.”

Cash Flows from Operating Activities.  Cash flows provided by operating activities totaled $64.6 million for the nine months ended September 30, 2009 compared to cash flows provided by operations of $56.2 million for the nine months ended September 30, 2008. Cash from operating activities increased primarily due to realized gains on derivative financial instruments of $83.1 million for the nine months ended September 30, 2009, compared to the realized losses of $17.8 million for the nine months ended September 30, 2008. Realized gains in the current period included $26 million of cash received as a result of exiting or amending certain of our above market derivative financial instruments in June 2009. The increased cash flows from derivative gains was offset by lower revenues from oil and gas sales as a result of declining prices and by higher selling, general and administrative expenses in the current period.

Cash Flows from Investing Activities.  Net cash flows provided by investing activities totaled $2.3 million for the nine months ended September 30, 2009 as compared to cash flows used in investing activities of $261.9 million for the nine months ended September 30, 2008. In 2009, we significantly curbed our acquisition and development activity due to the decline in oil and gas prices as well as liquidity constraints. In addition, we received $8.8 million from the sale of certain oil and gas properties. Cash flows used in investing activities in 2008 included $141.8 million related to the PetroEdge acquisition. The following table sets forth our capital expenditures by major categories for the nine months ended September 30, 2009.

Nine Months Ended
September 30, 2009
(In thousands)

Capital expenditures:
Leasehold acquisition	$1,710
Development	3,543
Pipelines	684
Other items	426

Total capital expenditures	$6,363

Cash Flows from Financing Activities.  Net cash flows used in financing activities totaled $46.8 million for the nine months ended September 30, 2009 as compared to cash flows provided by financing activities of $217.0 million for the nine months ended September 30, 2008. The cash provided by financing activities during 2008 was primarily due to the borrowings of $206.0 million, while the cash used for the nine months ended September 30, 2009 was primarily due to the repayment of $49.1 million of revolver and note borrowings.

Working Capital.  At September 30, 2009, we had current assets of $80.8 million. Our working capital (current assets minus current liabilities, excluding the short-term derivative asset and liability of $19.6 million and $1.4 million, respectively) was a deficit of $7.4 million at September 30, 2009, compared to a working capital deficit (excluding the short-term derivative asset and liability of $43.0 million and $12,000, respectively) of $41.5 million at December 31, 2008.

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Sources of Liquidity in 2009 and Capital Requirements

Credit Facilities

QRCP.

QRCP and Royal Bank of Canada (“RBC”) were parties to an Amended and Restated Credit Agreement, as amended (the “Original Credit Agreement”), dated as of July 11, 2008, for a $35 million term loan, due and maturing on July 11, 2010.

QRCP entered into a Second Amended and Restated Credit Agreement (the “Credit Agreement”) with RBC on September 11, 2009. The Credit Agreement contemplates the Recombination and provides that the closing of the Recombination will not be an event of default. No additional amendments to the Credit Agreement are contemplated prior to the closing of the Recombination or in connection therewith. The Credit Agreement includes a term loan with a current outstanding principal balance of $28.25 million and an $8 million revolving line of credit. In addition, there are also four promissory notes that have been issued under the Credit Agreement: an $862,786 interest deferral note dated June 30, 2009 (representing outstanding due and unpaid interest on the term loan), a $924,332 interest deferral note dated September 30, 2009 (representing outstanding due and unpaid interest on the term loan), a $282,500 payment-in-kind note dated May 29, 2009 (representing a 1% amendment fee payable by QRCP in connection with the fourth amendment to the Original Credit Agreement), and a second $25,000 payment-in-kind note dated June 30, 2009 (representing an amendment fee payable by QRCP in connection with the fifth amendment to the Original Credit Agreement).

Modification of debt.  As a result of the amendment and restatement of the Credit Agreement, QRCP evaluated the remaining cash flows of this facility under FASB ASC 470-50-40 Debt — Modifications and Extinguishments — Derecognition to determine if the facility had been substantially modified as defined by the guidance. Upon determining that a substantial modification had occurred, QRCP recorded an extinguishment of prior debt and the assumption of new debt at fair value. Our analysis indicated that the fair value of the new debt facility was not materially different from the principal amount of the previous debt facility. As a result, QRCP recorded a $0.8 million loss on extinguishment of debt which represents a write-off of unamortized debt issuance costs associated with the prior debt facility. The loss is reflected in interest expense, net, in QRCP’s condensed consolidated statements of operations included in this Quarterly Report on Form 10-Q.

Interest Rate and Other Fees.  Interest accrues on the QRCP term loan, the two interest deferral notes and the two payment-in-kind notes at the base rate plus 10.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.50% or RBC’s prime rate for such day. The revolving line of credit is non-interest bearing. Instead, QRCP is required to pay to the lenders a facility fee equal to $2.0 million on July 11, 2010. The facility fee will be proportionately reduced if all of the following facility fee reduction conditions are satisfied: (i) repayment and termination by QRCP of the revolving line of credit, (ii) payment of the deferred quarterly principal payments under the term loan as discussed below under “— Payments,” (iii) repayment of the interest deferral notes and the two payment-in-kind notes and (iv) payment of any deferred interest under the term loan, the interest deferral note and the two payment-in-kind notes as discussed below under “— Payments.”

Additionally, QRCP assigned through its subsidiaries to the lenders an overriding royalty interest in the oil and gas properties owned by it in the aggregate equal to 2% of its working interest (plus royalty interest, if any), proportionately reduced, in its oil and gas properties. Each lender agreed to reconvey the overriding royalty interest (and any accrued payments owing to such lender) if on or before July 11, 2010 the facility fee reduction conditions discussed above are satisfied and the term loan (together with accrued and unpaid interest) is paid in full. Each lender also agreed to reconvey the overriding royalty interest (but not any accrued payments owing to such lender) if on or before July 11, 2010 the facility fee reduction conditions discussed above are satisfied.

Payments.  Quarterly principal payments of $1.5 million on the term loan due September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010 will be deferred until July 11, 2010, at which time all $6 million will be due. Thereafter, QRCP will be required to make a principal repayment of $1.5 million at the end of each calendar quarter until maturity.

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Maturity Dates.  The maturity date of the term loan is January 11, 2012. The maturity date of the revolving line of credit, the two interest deferral notes and the two payment-in-kind notes is July 11, 2010. The revolving line of credit, term loan, interest deferral notes and the two payment-in-kind notes may be prepaid at any time without any premium or penalty. On July 11, 2010, the total amount due by QRCP under the Credit Agreement (assuming the facility fee reduction conditions are all satisfied on that date) would be approximately $21 million.

Security Interest.  The Credit Agreement is secured by a first priority lien on QRCP’s ownership interests in QELP and QMLP and the oil and gas properties owned by Quest Eastern in the Appalachian Basin, which are substantially all of QRCP’s assets. The assets of QMLP, QELP and their subsidiaries are not pledged to secure the QRCP term loan. The Credit Agreement provides that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates (or BP Corporation North America, Inc. or its affiliates), will be secured pari passu by the liens granted under the loan documents.

Events of Default.  In addition to customary events of default, it is an event of default under the Credit Agreement if by November 30, 2009, QRCP has not (i) delivered to RBC evidence that the Recombination has been agreed to by the lenders under QELP’s and QMLP’s credit agreements and (ii) delivered to RBC evidence that the board of directors of each of QRCP, QELP, QMLP and certain of their subsidiaries have approved the terms of any amendments, restatements or new credit facilities to renew, rearrange or replace the existing credit agreements of each of QELP and QMLP. The financial covenants have been removed from the Credit Agreement, but QRCP and RBC agreed that if the facility fee reduction conditions discussed above under “— Interest Rates and Other Fees” were satisfied on or before July 11, 2010, they would negotiate in good faith to amend the Credit Agreement to add financial covenants customary for similar credit agreements of this type.

Debt Balance at September 30, 2009.  At September 30, 2009, $30.3 million was outstanding under the term loan, interest deferral notes and payment-in-kind notes. The weighted average interest rate for the quarter ended September 30, 2009 was 12.42%. In addition, $1.5 million was outstanding under the $8.0 million revolving line of credit.

Compliance.  As discussed above under “— Events of Default,” the financial covenants were removed from the Credit Agreement as of September 30, 2009. QRCP was in compliance with all of its remaining covenants under the Credit Agreement as of September 30, 2009.

Quest Energy.

A. Quest Cherokee Credit Agreement.

Quest Cherokee is a party to an Amended and Restated Credit Agreement, as amended (the “Quest Cherokee Credit Agreement”), with RBC, KeyBank National Association (“KeyBank”) and the lenders party thereto for a $250 million revolving credit facility, which is guaranteed by Quest Energy. Availability under the revolving credit facility is tied to a borrowing base that is redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves.

The borrowing base was $160.0 million and the amount borrowed under the Quest Cherokee Credit Agreement was $160.0 million as of September 30, 2009. As a result, there was no additional borrowing ability as of September 30, 2009. The weighted average interest rate under the Quest Cherokee Credit Agreement for the quarter ended September 30, 2009 was 4.36%.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Energy did not exit were set to market prices at the time. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. On September 30, 2009, using these proceeds, Quest Energy made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Energy repaid the $14 million Borrowing Base Deficiency. Quest Energy anticipates that in

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connection with the redetermination of its borrowing base in November 2009, its borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, Quest Energy expects to be able to make the required payments resulting from the borrowing base deficiency out of existing funds.

On June 18, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. or any of its affiliates to be secured by the liens under the Quest Cherokee Credit Agreement on a pari passu basis with the obligations under the Quest Cherokee Credit Agreement. On June 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred Quest Energy’s obligation to deliver certain financial statements.

Quest Cherokee was in compliance with all of its covenants under the Quest Cherokee Credit Agreement as of September 30, 2009.

B. Second Lien Loan Agreement.

Quest Energy and Quest Cherokee are parties to a Second Lien Senior Term Loan Agreement, as amended (the “Second Lien Loan Agreement”), dated as of July 11, 2008, with RBC, KeyBank, Société Générale and the parties thereto for a $45 million term loan originally due and maturing on September 30, 2009.

Quest Energy made quarterly principal payments of $3.8 million on February 17, 2009, May 15, 2009 and August 17, 2009.

As of September 30, 2009, $29.8 million was outstanding under the Second Lien Loan Agreement. The weighted average interest rate under the Second Lien Loan Agreement for the quarter ended September 30, 2009 was 11.25%.

On June 30, 2009, Quest Energy and Quest Cherokee entered into a Second Amendment to the Second Lien Senior Term Loan Agreement that deferred Quest Energy’s obligation to deliver certain financial statements to the lenders. On September 30, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to the Second Lien Senior Term Loan Agreement that extended the maturity date of the loan for an additional 31 days from September 30, 2009 to October 31, 2009. On October 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to the Second Lien Senior Term Loan Agreement that extended the maturity date of the loan for an additional 16 days to November 16, 2009. While Quest Energy and Quest Cherokee are currently negotiating further extensions to this loan, there can be no assurance that such negotiations will be successful or that Quest Energy and Quest Cherokee will be able to repay amounts due under the Second Lien Loan Agreement in accordance with the terms of the Second Lien Loan Agreement.

Quest Cherokee was in compliance with all of its covenants under the Second Lien Loan Agreement as of September 30, 2009.

Quest Midstream.

Quest Midstream and its wholly-owned subsidiary, Bluestem Pipeline, LLC, have a separate $135 million syndicated revolving credit facility under an Amended and Restated Credit Agreement, as amended (the “Quest Midstream Credit Agreement”), with RBC and the lenders party thereto.

As of September 30, 2009, the amount borrowed under the Quest Midstream Credit Agreement was $121.7 million. The weighted average interest rate for the quarter ended September 30, 2009 was 3.38%.

On August 19, 2009, RBC and QMLP entered into a letter agreement wherein QMLP agreed that during negotiations related to the Recombination, it would not submit a borrowing request or request a letter of credit until the earlier to occur of the Recombination or December 31, 2009.

QMLP made a $3.4 million Excess Cash Flow payment (as defined in the Quest Midstream Credit Agreement) on August 17, 2009.

Quest Midstream was in compliance with all of its covenants as of September 30, 2009.

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Contractual Obligations

We have numerous contractual commitments in the ordinary course of business, debt service requirements and operating lease commitments. Other than those discussed below, these commitments have not materially changed since December 31, 2008.

On June 26, 2009, Quest Midstream GP, LLC entered into an amendment to its original agreement with its financial advisor, which provided that in consideration of a one-time payment of $1.75 million, which was paid in July 2009, no additional fees of any kind would be due under the terms of the original agreement other than a fee of $1.5 million if the KPC Pipeline was sold within two years of the date of the amendment.

In May 2009, QRCP terminated the engagement of the financial advisor that had been retained to review QRCP’s strategic alternatives. In June 2009, QRCP retained a different financial advisor to render a fairness opinion to QRCP in connection with the Recombination. The financial advisor received total compensation of $275,000 in connection with such engagement.

On July 1, 2009, Quest Energy GP, LLC entered into an amendment to its original agreement with its financial advisor, which provided that the monthly advisory fee increased to $200,000 per month with a total of $800,000, representing the aggregate fees for each of April, May, June and July 2009, which amount was paid upon execution of the amendment. Fees through July 2009, have been expensed and properly accrued as of September 30, 2009. The additional financial advisor fees payable if certain transactions occurred were canceled; however, the financial advisor was still entitled to a fairness opinion fee of $650,000 in connection with any merger, sale or acquisition involving Quest Energy GP or Quest Energy, which amount was paid in connection with the delivery of a fairness opinion at the time of the execution of the Merger Agreement.

As discussed above under “— Liquidity and Capital Resources — Sources of Liquidity in 2009 and Capital Requirements — Credit Agreements — QRCP”, on September 11, 2009, QRCP amended and restated its credit agreement to, among other things, add a new revolving line of credit that permits borrowings of up to an initial maximum amount of $5.6 million until November 30, 2009 and thereafter, provided no event of default exists, up to a maximum of $8.0 million.

Off-balance Sheet Arrangements

At September 30, 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such activities.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Commodity Price Risk

Our most significant market risk relates to the prices we receive for our oil and natural gas production. In light of the historical volatility of these commodities, we periodically have entered into, and expect in the future to enter into, derivative arrangements aimed at reducing the variability of oil and natural gas prices we receive for our production.

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The following table summarize the estimated volumes, fixed prices and fair value attributable to oil and gas derivative contracts as of September 30, 2009:

	Remainder of	Year Ending December 31,
	2009	2010	2011	2012	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	3,687,360	16,129,060	13,550,302	11,000,004	9,000,003	53,366,729
Weighted-average fixed price per Mmbtu	$7.78	$6.26	$6.80	$7.13	$7.28	$6.85
Fair value, net	$11,939	$5,020	$1,048	$1,676	$1,178	$20,861
Natural Gas Collars:
Contract volumes (Mmbtu)	187,500	—	—	—	—	187,500
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$—	$—	$—	$—	$11.00
Ceiling	$15.00	$—	$—	$—	$—	$15.00
Fair value, net	$1,154	$—	$—	$—	$—	$1,154
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	3,874,860	16,129,060	13,550,302	11,000,004	9,000,003	53,554,229
Weighted-average fixed price per Mmbtu	$7.94	$6.26	$6.80	$7.13	$7.28	$6.87
Fair value, net	$13,093	$5,020	$1,048	$1,676	$1,178	$22,015
Basis Swaps:
Contract volumes (Bbl)	—	3,630,000	8,549,998	9,000,000	9,000,003	30,180,001
Weighted-average fixed price per Bbl	$—	$0.63	$0.67	$0.70	$0.71	$0.69
Fair value, net	$—	$(957)	$(1,512)	$(1,393)	$(1,138)	$(5,000)
Crude Oil Swaps:
Contract volumes (Bbl)	9,000	30,000	—	—	—	39,000
Weighted-average fixed price per Bbl	$90.07	$87.50	$—	$—	$—	$88.09
Fair value, net	$170	$386	$—	$—	$—	$556
Total fair value, net	$13,263	$4,449	$(464)	$283	$40	$17,571

In June 2009, we amended or exited certain of our above market natural gas price derivative contracts for periods beginning in the second quarter of 2010 through the fourth quarter of 2012. In return, we received approximately $26 million. Concurrent with this, the strike prices on the derivative contracts that we did not exit were set to market prices at the time and we entered into new natural gas price derivative contracts to increase the total amount of our future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. Except for the commodity derivative contracts noted above, there have been no material changes in market risk exposures that would affect the quantitative and qualitative disclosures presented as of December 31, 2008, in Item 7A of our 2008 Form 10-K/A.

ITEM 4.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility

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of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of the achieving their control objectives.

In connection with the preparation of this Quarterly Report on Form 10-Q, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2009. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of September 30, 2009. Notwithstanding this determination, our management believes that the condensed consolidated financial statements in this Quarterly Report on Form 10-Q fairly present, in all material respects, our financial position and results of operations and cash flows as of the dates and for the periods presented, in conformity with GAAP.

In connection with the preparation of our 2008 Form 10-K/A, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework and criteria established in Internal Control — Integrated Framework issued be the Committee of Sponsoring Organizations of the Treadway Commission. As a result of that evaluation, management identified numerous control deficiencies that constituted material weaknesses as of December 31, 2008. A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following control deficiencies that constituted material weaknesses as of December 31, 2008:

(1) Control environment — We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Each of these control environment material weaknesses contributed to the material weaknesses discussed in items (2) through (8) below. We did not maintain an effective control environment because of the following material weaknesses:

(a) We did not maintain a tone and control consciousness that consistently emphasized adherence to accurate financial reporting and enforcement of Company policies and procedures. This control deficiency fostered a lack of sufficient appreciation for internal controls over financial reporting, allowed for management override of internal controls in certain circumstances and resulted in an ineffective process for monitoring the adherence to QRCP’s policies and procedures.

(b) We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements and business environment.

(c) We did not maintain an effective anti-fraud program designed to detect and prevent fraud relating to (i) an effective whistle-blower program, (ii) consistent background checks of personnel in positions of responsibility, and (iii) an ongoing program to manage identified fraud risks.

The control environment material weaknesses described above contributed to the material weaknesses related to the transfers that were the subject of the internal investigation and to our internal control over financial reporting, period end financial close and reporting, accounting for derivative instruments, stock compensation costs, depreciation, depletion and amortization, impairment of oil and gas properties and cash management described in items (2) to (8) below.

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(2) Internal control over financial reporting — We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures because of the following material weaknesses:

(a) Our policies and procedures with respect to the review, supervision and monitoring of our accounting operations throughout the organization were either not designed and in place or not operating effectively.

(b) We did not maintain an effective internal control monitoring function. Specifically, there were insufficient policies and procedures to effectively determine the adequacy of our internal control over financial reporting and monitoring the ongoing effectiveness thereof.

Each of these material weaknesses relating to the monitoring of our internal control over financial reporting contributed to the material weaknesses described in items (3) through (8) below.

(3) Period end financial close and reporting — We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes because of the following material weaknesses:

(a) We did not maintain effective controls over the preparation and review of the interim and annual consolidated financial statements and to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and that balances and disclosures reported in the consolidated financial statements reconciled to the underlying supporting schedules and accounting records.

(b) We did not maintain effective controls to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the accounting records.

(c) We did not maintain effective controls over the preparation, review and approval of account reconciliations. Specifically, we did not have effective controls over the completeness and accuracy of supporting schedules for substantially all financial statement account reconciliations.

(d) We did not maintain effective controls over the complete and accurate recording and monitoring of intercompany accounts. Specifically, effective controls were not designed and in place to ensure that intercompany balances were completely and accurately classified and reported in our underlying accounting records and to ensure proper elimination as part of the consolidation process.

(e) We did not maintain effective controls over the recording of journal entries, both recurring and non-recurring. Specifically, effective controls were not designed and in place to ensure that journal entries were properly prepared with sufficient support or documentation or were reviewed and approved to ensure the accuracy and completeness of the journal entries recorded.

(4) Derivative instruments — We did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments. Specifically, we did not adequately document the criteria for measuring hedge effectiveness at the inception of certain derivative transactions and did not subsequently value those derivatives appropriately.

(5) Stock compensation cost — We did not establish and maintain effective controls to ensure completeness and accuracy of stock compensation costs. Specifically, effective controls were not designed and in place to ensure that documentation of the terms of the awards were reviewed in order to be recorded accurately.

(6) Depreciation, depletion and amortization — We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense. Specifically, effective controls were not designed and in place to calculate and review the depletion of oil and gas properties.

(7) Impairment of oil and gas properties — We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs. Specifically, effective controls were not

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designed and in place to determine, review and record the nature of items recorded to oil and gas properties and the calculation of oil and gas property impairments.

(8) Cash management — We did not establish and maintain effective controls to adequately segregate the duties over cash management. Specifically, effective controls were not designed to prevent the misappropriation of cash.

Each of the control deficiencies described in items (1) through (8) above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Changes in Internal Control Over Financial Reporting

As discussed above, as of December 31, 2008, we had material weaknesses in our internal control over financial reporting.

Our management, under new leadership as described below, has been actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses, as well as other identified areas of risk. These remediation efforts are intended both to address the identified material weaknesses and to enhance our overall financial control environment. In January 2009, Mr. Eddie LeBlanc was appointed Chief Financial Officer (our principal financial and accounting officer). In May 2009, Mr. David Lawler was appointed Chief Executive Officer (our principal executive officer). The design and implementation of these and other remediation efforts are the commitment and responsibility of this new leadership team.

Our new leadership team, together with other senior executives, is committed to achieving and maintaining a strong control environment, high ethical standards, and financial reporting integrity. This commitment will be communicated to and reinforced with every employee and to external stakeholders. This commitment is accompanied by a renewed management focus on processes that are intended to achieve accurate and reliable financial reporting.

As a result of the initiatives already underway to address the control deficiencies described above, we have effected personnel changes in our accounting and financial reporting functions. We have taken remedial actions, which included termination, with respect to all employees who were identified as being involved with the inappropriate transfers of funds. In addition, we have implemented additional training and/or increased supervision and established segregation of duties regarding the initiation, approval and reconciliation of cash transactions, including wire transfers.

The Board of Directors has directed management to develop a detailed plan and timetable for the implementation of the foregoing remedial measures (to the extent not already completed) and will monitor their implementation. In addition, under the direction of the Board of Directors, management will continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting and our disclosure controls and procedures.

During 2009, the Company has made the following changes to address the previously reported material weaknesses in internal control over financial reporting and disclosure controls and procedures:

a) The Company hired additional experienced accounting personnel with specific experience in (1) financial reporting for public companies; (2) preparing consolidated financial statements; (3) oil and gas property and pipeline asset accounting; (4) inter-company accounts and investments in subsidiaries; and (5) GAAP revenue accounting.

b) The Company implemented a closing calendar and consolidation process that includes accrual based financial statements being reviewed by qualified personnel in a timely manner.

c) The Company reviews consolidating financial statements with senior management, the audit committee of the board of directors and the full board of directors.

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d) The Company completes disclosure checklists for both GAAP and SEC required disclosures to ensure disclosures are complete.

e) The Company has created a disclosure committee as part of its SEC filing process.

In addition, during the third quarter of 2009, the Company has:

a) Communicated internally to employees regarding ethics and the availability of its internal fraud hotline;

b) Evaluated and prioritized the material weaknesses noted above and developed specific actions necessary in order to remediate them;

c) Performed a preliminary assessment of accounting and disclosure policies and procedures and begun the process of updating and revising them; and

d) Begun regular meetings of the disclosure committee.

We believe the measures described above will enhance the remediation of the control deficiencies we have identified and strengthen our internal control over financial reporting and disclosure controls and procedures. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our internal control over financial reporting and our disclosure controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting and our disclosure controls and procedures, we may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

PART II — OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

See Part I, Item I, Note 9 to our condensed consolidated financial statements entitled “Commitments and Contingencies,” which is incorporated herein by reference.

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. We record a liability related to our legal proceedings and claims when we have determined that it is probable that we will be obligated to pay and the related amount can be reasonably estimated. Except for those legal proceedings listed in Part I, Item 1, Note 10 to our condensed consolidated financial statements included in this Form 10-Q or in our 2008 Form 10-K/A, we believe there are no pending legal proceedings in which we are currently involved which, if adversely determined, could have a material adverse effect on our financial position, results of operations or cash flow. While we intend to defend vigorously against these claims, we are unable to predict the outcome of these proceedings or reasonably estimate a range of possible loss that may result.

ITEM 1A.	RISK FACTORS.

Risks Related to the Recombination

While the Recombination is pending, we will be subject to business uncertainties and contractual restrictions that could adversely affect our business.

Uncertainty about our financial condition and the effect of the Recombination on employees, customers and suppliers may have an adverse effect on us pending consummation of the Recombination and, consequently, on the combined company. These uncertainties may impair our ability to attract, retain and motivate key personnel until the Recombination is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with us to seek to change existing business relationships with us. Employee retention may be particularly challenging during the pendency of the Recombination because employees may experience uncertainty about their future roles with the combined company, and we have experienced resignations of officers and other key personnel since the date of the Merger Agreement. If, despite our retention efforts, key employees depart because of

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issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed.

The Merger Agreement restricts us, without QELP’s and QMLP’s consent and subject to certain exceptions, from taking certain specified actions until the Recombination occurs or the Merger Agreement terminates. These restrictions may prevent us from pursuing otherwise attractive business opportunities and making other changes to our business that may arise prior to completion of the Recombination or termination of the Merger Agreement.

Even absent these restrictions, we may not have the liquidity or resources available or the ability under our credit agreements to pursue alternatives to the Recombination, even if we determine that another opportunity would be more beneficial. In addition, management is devoting substantial time and other human resources to the proposed transaction and related matters, which could limit their ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If we are unable to pursue such other attractive business opportunities, then our growth prospects and the long-term strategic position of our business and the combined business could be adversely affected.

The Merger Agreement is subject to closing conditions that could result in the completion of the Recombination being delayed or not consummated, and the Recombination may not be consummated even if our stockholders and the QELP and QMLP unitholders approve the Merger Agreement and the Recombination.

Under the Merger Agreement, completion of the Recombination is conditioned upon the satisfaction of closing conditions, including, among others, the arrangement of one or more credit facilities for PostRock and its subsidiaries on terms reasonably acceptable to our board of directors and the conflicts committee of each of QEGP and QMGP, the approval of the transaction by our stockholders, the QELP unitholders and the QMLP unitholders, and consents from each entity’s existing lenders. The required conditions to closing may not be satisfied or, if permissible, waived, in a timely manner, if at all, and the Recombination may not occur. Given the distressed nature of the parties, PostRock may not be able to obtain one or more credit facilities on terms that our board of directors and the conflicts committee of each of QEGP and QMGP find reasonably acceptable. In addition, we, QELP and QMLP can agree not to consummate the Recombination even if our stockholders, QELP unitholders and QMLP unitholders approve the Merger Agreement and the Recombination and any of QRCP, QELP or QMLP may terminate the Merger Agreement if the Recombination has not been consummated by March 31, 2010.

Failure to complete the Recombination could negatively impact the value of our common stock and our future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Recombination.

If the Recombination is not completed for any reason, we could be subject to several risks including the following:

•	there may be events of default under our indebtedness and such indebtedness may be accelerated and become immediately due and payable, which may result in the bankruptcy of QRCP or QELP (please read “— Risks Related to Our Financial Condition — If the Recombination is delayed or not consummated or if the Merger Agreement is terminated, there may be events of default under our indebtedness enabling the lenders to accelerate such indebtedness, which could lead to the foreclosure of collateral and our bankruptcy”);

•	the market price of our common stock may decline to the extent that the current market price reflects market assumptions that the Recombination will be completed and that the combined company will experience a potentially enhanced financial position;

•	our common stock may be delisted from the Nasdaq Global Market if the Recombination has not closed or we have not otherwise satisfied the $1 per share minimum bid listing requirement by March 15, 2010;

•	there will be substantial transaction costs related to the Recombination, such as investment banking, legal and accounting fees, printing expenses and other related charges, that must be paid even if the Recombination is not completed;

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•	there may be an adverse impact on relationships with customers, suppliers and others to the extent they believe that we cannot compete in the marketplace or continue as a solvent entity without the Recombination or otherwise remain uncertain about our future prospects in the absence of the Recombination; and

•	we may experience difficulty in retaining and recruiting current and prospective employees.

We will incur significant transaction and merger-related integration costs in connection with the Recombination.

As of September 30, 2009, we have already incurred approximately $7.3 million in aggregate transaction costs in connection with the Recombination and expect to pay approximately $6.7 million in additional aggregate transaction costs subsequent to September 30, 2009. These transaction costs include investment banking, legal and accounting fees and expenses, SEC filing fees, printing expenses, mailing expenses, proxy solicitation expenses and other related charges. These amounts are preliminary estimates that are subject to change. A portion of the transaction costs will be incurred regardless of whether the Recombination is consummated. We will pay 10% of the combined transaction costs and QELP and QMLP will each pay 45% of the combined transaction costs, except that we and QELP will share equally the costs of printing and mailing the definitive joint proxy statement/prospectus to, and soliciting proxies (including fees of proxy solicitors) from, our stockholders and QELP’s unitholders and QMLP will pay the cost of mailing the definitive joint proxy statement to, and soliciting proxies from, its unitholders. These costs will reduce the cash available to the combined company following completion of the Recombination and will adversely impact its liquidity and ability to make capital expenditures.

Risks Related to Our Financial Condition

Former senior management were terminated in 2008 following the discovery of various misappropriations of funds of QRCP and QELP.

In August of 2008, Jerry Cash, our former chairman, president and chief executive officer, resigned and David E. Grose, our former chief financial officer, was terminated, following the discovery of the misappropriation of $10 million principally from us by Mr. Cash with the assistance of Mr. Grose from 2005 through mid-2008. Additionally, the Oklahoma Department of Securities has filed a lawsuit alleging that Mr. Grose and Brent Mueller, our former purchasing manager, each received kickbacks of approximately $0.9 million from several related suppliers over a two-year period and that during the third quarter of 2008, they also engaged in the direct theft of $1 million for their personal benefit and use. In March 2009, Mr. Mueller pled guilty to one felony count of misprision of justice. We have filed lawsuits against all three of these individuals seeking an asset freeze and damages related to the transfers, kickbacks and thefts. Pursuant to a settlement agreement with Mr. Cash, QRCP, QELP and QMLP recovered assets valued at $3.4 million from him and released all further claims against him. As a result of these activities, we recorded an aggregate consolidated loss of $6.6 million. We have incurred costs totaling approximately $8.0 million in connection with the investigation of these misappropriations, legal fees, accountants’ fees and other related expenses. There can be no assurance that we will be successful in recovering any additional amounts. Any additional recoveries may consist of assets other than cash and accurately valuing such assets in the current economic climate may be difficult. Any amounts recovered will be recognized by us for financial accounting purposes only in the period in which the recovery occurs. For more detail concerning these unauthorized transfers, please read “Items 1. and 2. — Business and Properties — Recent Developments” in our 2008 Form 10-K/A.

QRCP and QELP are involved in securities lawsuits that may result in judgments, settlements, and/or indemnity obligations that are not covered by insurance and that may have a material adverse effect on us.

Between September 2008 and August 2009, four federal securities class action lawsuits, one federal individual securities lawsuit, two federal derivative lawsuits and three state court derivative lawsuits have been filed naming QRCP, QELP and certain current and former officers and directors as defendants. The securities lawsuits allege the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning the unauthorized transfers of funds by former management described above and seek class

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certification, money damages, interest, attorneys’ fees, costs and expenses. The complaints allege that, as a result of these actions, QRCP’s stock price and QELP’s unit price were artificially inflated. The derivative lawsuits assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment and seek disgorgement, money damages, costs, expenses and equitable or injunctive relief. Additional lawsuits may be filed. For more information, please read Note 9 to our consolidated financial statements in this quarterly report and Note 12 to our consolidated financial statements in our 2008 Form 10-K/A.

QRCP and QELP have incurred and will continue to incur substantial costs, legal fees and other expenses in connection with their defense against these claims. In addition, the final settlements or the courts’ final decisions in the securities cases could result in judgments against QRCP and QELP that are not covered by insurance or which exceed the policy limits. QRCP and QELP may also be obligated to indemnify certain of the individual defendants in the securities cases, which indemnity obligations may not be covered by insurance. QRCP and QELP have received letters from their directors and officers’ insurance carriers reserving their rights to limit or preclude coverage under various provisions and exclusions in the policies, including for the committing of a deliberate criminal or fraudulent act by a past, present, or future chief executive officer or chief financial officer. QELP has received a letter from its directors’ and officers’ insurance carrier that the carrier will not provide insurance coverage based on Mr. Cash’s alleged written admission that he engaged in acts for which coverage is excluded. QELP is reviewing the letter and evaluating its options. If these lawsuits have not been settled, tried or dismissed prior to the closing of the Recombination, PostRock will become subject to some or all of these lawsuits and would face the same risks with respect to these lawsuits as QRCP and QELP. QRCP and QELP might not have sufficient cash on hand to fund any such payment of expenses, judgments and indemnity obligations and might be forced to file for bankruptcy or take other actions that could have a material adverse effect on their financial condition and the price of their common stock or common units. Furthermore, certain officers and directors of PostRock may continue to be subject to these actions after the closing of the Recombination, which could adversely affect the ability of management and the board of directors of PostRock to implement its business strategy.

U.S. government investigations could affect our results of operations.

Numerous government entities are currently conducting investigations of QRCP and some of our former officers and directors. The Oklahoma Department of Securities has filed lawsuits against Mr. Cash, Mr. Grose and Mr. Mueller. In addition, the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the Securities and Exchange Commission, the Internal Revenue Service and other government agencies are currently conducting investigations related to QRCP and the misappropriations by these individuals.

We cannot anticipate the timing, outcome or possible financial or other impact of these investigations. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of securities laws, and other federal and state statutes, including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a broad range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other penalties and sanctions. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our and PostRock’s results of operations and financial condition and our and PostRock’s ability to continue as a going concern.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

The independent auditor’s report accompanying our audited consolidated financial statements for the year ended December 31, 2008 contained a statement expressing substantial doubt as to our ability to continue as a going concern. The factors contributing to this concern include our recurring losses from operations, stockholders’ (deficit) equity, and inability to generate sufficient cash flow to meet its obligations and sustain its operations. If the Recombination is not consummated and we are unable to sell additional assets, restructure our indebtedness, issue equity securities and/or complete some other strategic transaction, then we may be forced to make a bankruptcy

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filing or take other actions that could have a material adverse effect on our business, the price of our common stock and our results of operations.

We have identified significant and pervasive material weaknesses in our internal control over financial reporting.

Following the discovery of the unauthorized transfers by certain members of senior management discussed above and in connection with our management’s review of our internal control over financial reporting as of December 31, 2008, control deficiencies that constituted material weaknesses related to the following items were identified:

•	We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting.

•	We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures.

•	We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes, including the preparation and review of financial statements and schedules and journal entries.

•	We did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments.

•	We did not establish and maintain effective controls to ensure completeness and accuracy of stock compensation costs.

•	We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense.

•	We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs.

•	We did not establish and maintain effective controls to adequately segregate the duties over cash management.

•	We did not establish and maintain effective controls to ensure personnel in the accounting department were competent and capable of performing the functions required.

These material weaknesses resulted in the misstatement of certain of our annual and interim consolidated financial statements during the last three years. Based on management’s evaluation, because of the material weaknesses described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 and continued not to be effective as of September 30, 2009.

While we have taken certain actions to address the deficiencies identified, it is unlikely that the remediation plan and timeline for implementation will eliminate all deficiencies for the year ended December 31, 2009. Additional measures may be necessary and these measures, along with other measures we expect to take to improve our internal control over financial reporting, may not be sufficient to address the deficiencies identified or ensure that our internal control over financial reporting is effective. If we are unable to provide reliable and timely financial external reports, our business and prospects could suffer material adverse effects. In addition, we may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting.

We have restated certain of our historical financial statements.

As discussed above, as a result of the misappropriation of funds by prior senior management and other significant and material errors identified in prior year financial statements and the material weaknesses in internal control over financial reporting, our board of directors determined on December 31, 2008 that our audited

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consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 and unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon and that it would be necessary to restate these financial statements.

The restated consolidated financial statements correct errors in a majority of the financial statement line items in the previously issued consolidated financial statements for all periods presented. The most significant errors (by dollar amount) consist of the following:

•	The transfers described above, which were not approved expenditures, were not properly accounted for as losses.

•	Hedge accounting was inappropriately applied for commodity derivative instruments and the valuation of commodity derivative instruments was incorrectly computed.

•	Errors were identified in the accounting for the formation of Quest Cherokee in December 2003 in which: (i) no value was ascribed to the Quest Cherokee Class A units that were issued to ArcLight Energy Partners Fund I, L.P. in connection with the transaction, (ii) a debt discount (and related accretion) and minority interest were not recorded, (iii) transaction costs were inappropriately capitalized to oil and gas properties, and (iv) subsequent to December 2003, interest expense was improperly stated as a result of these errors. In 2005, the debt relating to this transaction was repaid and the Class A units were repurchased from ArcLight. Due to the errors that existed in the previous accounting, additional errors resulted in 2005 including: (i) a loss on extinguishment of debt was not recorded, and (ii) oil and gas properties, pipeline assets and retained earnings were overstated. Subsequent to the 2005 transaction, depreciation, depletion and amortization expense was also overstated due to these errors.

•	Certain general and administrative expenses unrelated to oil and gas production were inappropriately capitalized to oil and gas properties, and certain operating expenses were inappropriately capitalized to oil and gas properties being amortized. These items resulted in errors in valuation of the full cost pool, oil and gas production expenses and general and administrative expenses.

•	Invoices were not properly accrued resulting in the understatement of accounts payable and numerous other balance sheet and income statement accounts.

•	Capitalized interest was not recorded on pipeline construction.

•	Errors were identified in stock-based compensation expense, including the use of incorrect grant dates, valuation errors, and incorrect vesting periods.

•	As a result of previously discussed errors and an additional error related to the methods used in calculating depreciation, depletion and amortization, errors existed in depreciation, depletion and amortization expense and accumulated depreciation, depletion and amortization.

•	As a result of previously discussed errors relating to oil and gas properties and hedge accounting and errors relating to the treatment of deferred taxes, errors existed in ceiling test calculations.

Although the items listed above comprise the most significant errors (by dollar amount), numerous other errors were identified and restatement adjustments made. In addition, errors were identified in the calculation of outstanding shares in all periods as we inappropriately included restricted share grants in our calculation of issued shares when the restrictions lapsed, rather than the date at which the restricted shares were granted.

As a result of the need to completely restate and reaudit all of the financial statements for the periods discussed above, management was unable to prepare and file our annual report for 2008 and our quarterly reports for the third quarter of 2008 and the first and second quarters of 2009 on a timely basis. Moreover, we were required to file amendments to certain of our periodic reports to correct an error identified in July 2009 related to the incorrect classification of realized gains on commodity derivative instruments during the year ended December 31, 2008, which affected the financial statements for the quarters ended March 31, June 30, and September 30, 2008 and the year ended December 31, 2008.

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If the Recombination is delayed or not consummated or if the Merger Agreement is terminated, there may be events of default under our indebtedness enabling the lenders to accelerate such indebtedness, which could lead to our foreclosure of collateral and bankruptcy.

We have been in default under our Credit Agreement. In May 2009, we entered into an amendment to the Credit Agreement to, among other things, waive certain events of default related to our financial covenants and collateral requirements and to extend certain financial reporting deadlines.

In June 2009, we entered into an amendment to the Credit Agreement that, among other things, deferred until August 15, 2009 the obligation to deliver to RBC certain financial information. The amendment also waived financial covenant (namely the interest coverage ratio and leverage ratio) events of default for the fiscal quarter ended June 30, 2009, waived any mandatory prepayment due to any collateral deficiency during the fiscal quarter ended September 30, 2009, and deferred until September 30, 2009 the interest payment due on June 30, 2009, which amount was represented by a promissory note bearing interest at the Base Rate (as defined in the Credit Agreement) with a maturity date of September 30, 2009. On September 11, 2009, we further amended the Credit Agreement to extend the maturity date of the interest deferral note to July 11, 2010. The quarterly principal payments of $1.5 million due September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010 were also effectively deferred until July 11, 2010, at which time all $6 million will be due. Thereafter, we will be required to make a principal repayment of $1.5 million at the end of each calendar quarter until maturity.

Furthermore, the current balance of $29.8 million of indebtedness under QELP’s Second Lien Loan Agreement has been extended to November 16, 2009. QELP does not expect to be able to pay such amount on that date and there can be no assurance that it will be able to obtain a further extension of the maturity date.

In July 2009, QELP’s borrowing base under its revolving credit agreement was reduced from $190 million to $160 million, which, following the principal payment discussed below, resulted in the outstanding borrowings under the revolving credit agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Cherokee repaid the $14 million borrowing base deficiency. Quest Energy anticipates that in connection with the redetermination of its borrowing base in November 2009, its borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, Quest Energy expects to be able to make the required payments resulting from the borrowing base deficiency out of existing funds.

An event of default under either of QELP’s credit agreements would cause an event of default under QELP’s other credit agreement.

If there is an event of default under any of our credit agreements, the lenders thereunder could accelerate the indebtedness and foreclose on the collateral. As of September 30, 2009, there was $31.8 million outstanding under the Credit Agreement, $160.0 million outstanding under the Quest Cherokee Credit Agreement and $29.8 million outstanding under the QELP Second Lien Loan Agreement.

If QELP or QRCP is required to make these prepayments or pay the full amounts of the indebtedness upon acceleration, it may be able to raise the funds only by selling assets or it may be unable to raise the funds at all, in which event it may be forced to file for bankruptcy protection or liquidation.

If defaults occur and the Recombination is delayed or the Merger Agreement is terminated and QRCP or QELP are unable to obtain waivers from its lenders or to obtain alternative financing to repay the credit facilities, QRCP or QELP may be required to obtain additional waivers or its lender may foreclose on its assets, issue additional equity securities or refinance the credit agreements at unfavorable prices.

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Risks Related to Our Business

The current financial crisis and economic conditions have had, and may continue to have, a material adverse impact on our business and financial condition.

Since the second half of 2008, global financial markets have been experiencing a period of unprecedented turmoil and upheaval characterized by extreme volatility and declines in prices of securities, diminished liquidity and credit availability, inability to access capital markets, the bankruptcy, failure, collapse or sale of financial institutions and an unprecedented level of intervention from the U.S. federal government and other governments. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets and the solvency of counterparties, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on more onerous terms and, in some cases, ceased to provide any new funding.

A continuation of the economic crisis could result in further reduced demand for oil and natural gas and keep downward pressure on the prices for oil and natural gas, which have fallen dramatically since reaching historic highs in July 2008. These price declines have negatively impacted our revenues and cash flows. Although we cannot predict the impact of difficult economic conditions, they could materially adversely affect our business and financial condition. For example:

•	our ability to obtain credit and access the capital markets to fund the exploration or development of reserves, the construction of additional assets or the acquisition of assets or businesses from third parties may continue to be restricted;

•	our hedging arrangements could become ineffective if our counterparties are unable to perform their obligations or seek bankruptcy;

•	the values we are able to realize in asset sales or other transactions we engage in to raise capital may be reduced, thus making these transactions more difficult to consummate and less economic; and

•	the demand for oil and natural gas could further decline due to deteriorating economic conditions, which could adversely affect our business, financial condition or results of operations.

No later than the first half of 2010, we will need to raise a significant amount of equity capital to fund our drilling program and pay down outstanding indebtedness, including principal, interest and fees of approximately $21 million due under the Credit Agreement on July 11, 2010. We may not be able to raise a sufficient amount of equity capital for these purposes at the appropriate time due to market conditions or our financial condition and prospects or may have to issue shares at a significant discount to the market price. If we are not able to raise this equity capital, it would have a material adverse impact on our ability to meet indebtedness repayment obligations and fund our operations and capital expenditures and we may be forced to file for bankruptcy. In addition, if we issue and sell additional shares in an equity offering, our stockholders’ ownership will be diluted and our stock price may decrease due to the additional shares available in the market.

Due to these factors, we cannot be certain that funding will be available if needed and to the extent required, on acceptable terms. If funding is not available when needed, or if funding is available only on unfavorable terms, we may be unable to meet our obligations as they come due or be required to post collateral to support our obligations, or we may be unable to implement our development plans, enhance our business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues, results of operations, or financial condition or cause us to file for bankruptcy.

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Energy prices are very volatile, and if commodity prices remain low or continue to decline, our revenues, profitability and cash flows will be adversely affected. A sustained or further decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to fund our capital expenditures and meet our financial commitments.

The current global credit and economic environment has resulted in reduced demand for natural gas and significantly lower natural gas prices. Gas prices have seen a greater percentage decline over the past twelve months than oil prices due in part to a substantial supply of natural gas on the market and in storage. The prices we receive for our oil and natural gas production will heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and will likely continue to be volatile in the future. For example, during the nine months ended September 30, 2009, the near month NYMEX natural gas futures price ranged from a high of $6.07 per Mmbtu to a low of $2.51 per Mmbtu. Approximately 98% of our production is natural gas. The prices that we receive for our production, and the levels of our production, depend on a variety of factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

•	the price and level of foreign imports of oil and natural gas;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, acts of terrorism or sabotage;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the impact of the U.S. dollar exchange rates on oil and gas prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the costs, proximity and capacity of gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

Our revenues, profitability and cash flow depend upon the prices and demand for oil and gas, and a drop in prices will significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	reduce the amount of cash flow available for capital expenditures, including for the drilling of wells and the construction of infrastructure to transport the natural gas we produce;

•	negatively impact the value of our reserves because declines in oil and natural gas prices would reduce the amount of oil and natural gas we can produce economically;

•	reduce the drilling and production activity of our third party customers and increase the rate at which our customers shut in wells; and

•	limit our ability to borrow money or raise additional capital.

Future price declines may result in a write-down of our asset carrying values.

Lower gas prices may not only decrease our revenues, profitability and cash flows, but also reduce the amount of oil and gas that we can produce economically. This may result in our having to make substantial downward

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adjustments to our estimated proved reserves. Substantial decreases in oil and gas prices have had and may continue to render a significant number of our planned exploration and development projects uneconomic. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil or gas properties for impairments. We will be required to perform impairment tests on our assets periodically and whenever events or changes in circumstances warrant a review of our assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our assets, the carrying value may not be recoverable and may, therefore, require a write-down of such carrying value.

For example, due to the low price of natural gas as of December 31, 2008, revisions resulting from further technical analysis and production during the year, our proved reserves decreased 17.2% to 174.8 Bcfe at December 31, 2008 from 211.1 Bcfe at December 31, 2007, and the standardized measure of our proved reserves decreased 42.7% to $164.1 million as of December 31, 2008 from $286.2 million as of December 31, 2007. The December 31, 2008 reserves were calculated using a spot price of $5.71 per Mmbtu (adjusted for basis differential, prices were $5.93 per Mmbtu in the Appalachian Basin and $4.84 per Mmbtu in the Cherokee Basin) compared to $6.43 at December 31, 2007. Primarily as a result of this decrease, we recognized a non-cash impairment of $298.9 million for the year ended December 31, 2008. Due to a further decline in the spot price for natural gas during 2009, we incurred an additional impairment charge of approximately $102.9 million for the nine months ended September 30, 2009. We may incur further impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred which could result in a reduction in our credit facility borrowing base.

As a result of our financial condition, we have had to significantly reduce our capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases.

Due to the global economic and financial crisis, the decline in commodity prices, the unauthorized transfers of funds by prior senior management and restrictions in the Credit Agreement, as described in more detail in other risk factors, we have not been able to raise the capital necessary to implement our drilling plans for 2009 and 2010. We reduced our capital expenditure budgets from $84.1 million in 2008 to $3.3 million in 2009, and QELP reduced its capital expenditure budgets from $155.4 million in 2008 to $9.7 million in 2009. In addition, QELP plans to drill only seven new wells in 2009, after drilling 328 new wells in 2008. QELP does not expect to drill a substantial number of wells if the Recombination is not completed. The effect of this reduced capital expenditures and drilling program is that QELP may not be able to maintain its reserves levels and that QRCP and QELP may lose leases that require a certain level of drilling activity. Please read “— Certain of our undeveloped leasehold acreage is subject to leases that may expire in the near future.” The failure of QELP to maintain its reserve levels could adversely affect the borrowing base under its revolving credit facility.

We face the risks of leverage.

As of September 30, 2009, QRCP had borrowed $31.8 million, QELP had borrowed $189.8 million and QMLP had borrowed $121.7 million under their respective credit agreements. We anticipate that we may in the future incur additional debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. Under certain circumstances, the use of leverage may create a greater risk of loss to stockholders than if we did not borrow. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our cash flow. If we do not make our debt service payments when due, our lenders may foreclose on assets securing such debt.

Our future level of debt could have important consequences, including the following:

•	our ability to obtain additional debt or equity financing, if necessary, for drilling, expansion, working capital and other business needs may be impaired or such financing may not be available on favorable terms;

•	a substantial decrease in our revenues as a result of lower oil and natural gas prices, decreased production or other factors could make it difficult for us to pay our liabilities. Any failure by us to meet these obligations could result in litigation, non-performance by contract counterparties or bankruptcy;

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•	our funds available for operations and future business opportunities will be reduced by that portion of our cash flow required to make principal or interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms or at all.

Our credit agreements have substantial restrictions and financial covenants that restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit agreements and the terms of any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. Our credit agreements and any future financings agreements may restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	pay dividends;

•	redeem or repurchase equity interests;

•	make certain acquisitions and investments, loans or advances;

•	lease equipment;

•	enter into a merger, consolidation or sale of assets;

•	dispose of property;

•	enter into hedging arrangements with certain counterparties;

•	limit the use of loan proceeds;

•	make capital expenditures above specified amounts; and

•	enter into transactions with affiliates.

In the past, we have been required to comply with certain financial covenants and ratios. Future financing agreements may require us to comply with financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial conditions and events or circumstances beyond our control. If market or other economic conditions do not improve, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, our indebtedness may become immediately due and payable, the interest rates on our credit agreements may increase and the lenders’ commitment, if any, to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments in which event we may be forced to file for bankruptcy.

For a description of our credit facilities, please read Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.”

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An increase in interest rates will cause our debt service obligations to increase.

Borrowings under our credit agreements bear interest at floating rates. The rates are subject to adjustment based on fluctuations in market interest rates. An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow. In addition, an increase in our interest expense could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

We may be unable to pass through all of our costs and expenses for gathering and compression to royalty owners under our gas leases, which would reduce our net income and cash flows.

We incur costs and expenses for gathering, dehydration, treating and compression of the natural gas that we produce. The terms of some of our existing gas leases may not, and the terms of some of the gas leases that we may acquire in the future may not, allow us to charge the full amount of these costs and expenses to the royalty owners under the leases. We currently recover approximately 75% of the total gathering fees incurred to transport natural gas for our royalty interest owners. On August 6, 2007, certain mineral interest owners filed a putative class action lawsuit against Quest Cherokee, that, among other things, alleges Quest Cherokee improperly charged certain expenses to the mineral and/or overriding royalty interest owners under leases covering the acres leased by Quest Cherokee in Kansas. We will be responsible for any judgments or settlements with respect to this litigation. Please see Note 8 to our consolidated financial statements in this quarterly report for a discussion of this litigation. To the extent that we are unable to charge the full amount of these costs and expenses to our royalty owners, our net income and cash flows will be reduced.

We depend on one customer for sales of our Cherokee Basin natural gas. A reduction by this customer in the volumes of gas it purchases from us could result in a substantial decline in our revenues and net income.

During the year ended December 31, 2008, QELP sold substantially all of its natural gas produced in the Cherokee Basin at market-based prices to ONEOK Energy Marketing and Trading Company (“ONEOK”) under a sale and purchase contract, which has an indefinite term but may be terminated by either party on 30 days’ notice, other than with respect to pending transactions, or less following an event of default. Sales under this contract accounted for approximately 80% and 60% of our consolidated revenue for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. If ONEOK were to reduce the volume of gas it purchases under this agreement, our revenue and cash flow would decline and our results of operations and financial condition could be materially adversely affected.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties to our derivative contracts. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in its dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could adversely affect our results of operations and financial condition.

Unless we replace the reserves that we produce, our existing reserves and production will decline, which would adversely affect our revenues, profitability and cash flows.

Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and gas reserves, production and cash flow depend on our success in developing and exploiting our reserves efficiently and finding or acquiring additional recoverable reserves economically. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations. Factors that may hinder our ability to acquire additional reserves include competition, access to capital, prevailing gas prices and attractiveness of properties for sale. Because of our financial condition, we will not be able to replace in 2009 the reserves we expect to produce in 2009. Similarly, we may not be able to replace in 2010 the

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reserves we expect to produce in 2010. The failure of QELP to maintain its reserve levels could adversely affect the borrowing base under its revolving credit facility.

As of December 31, 2008, our proved reserve-to-production ratio was 7.8 years. Because this ratio includes proved undeveloped reserves, we expect that this ratio will not increase even if those proved undeveloped reserves are developed and the wells produce as expected. The proved reserve-to-production ratio reflected in our reserve report as of December 31, 2008 will change if production from our existing wells declines in a different manner than they have estimated and can change when we drill additional wells, make acquisitions and under other circumstances.

Our future success depends on QMLP’s ability to continually obtain new sources of natural gas supply for QMLP’s gas gathering system, which depends in part on certain factors beyond its control. Any decrease in supplies of natural gas could adversely affect our revenues and operating income.

QMLP’s gathering pipeline system is connected to natural gas fields and wells, from which the production will naturally decline over time, which means that the cash flows associated with these wells will also decline over time. To maintain or increase throughput levels on QMLP’s gas gathering system, it must continually obtain new natural gas supplies. Substantially all of the natural gas on QMLP’s gas gathering system is produced by QELP in the Cherokee Basin. QMLP may not be able to obtain additional contracts for natural gas to connect to its gas gathering system. The primary factors affecting its ability to connect new supplies of natural gas and attract new customers to the gathering system include the level of successful drilling activity near the gathering system and QMLP’s ability to compete for the attachment of such additional volumes to the system. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new natural gas reserves. Drilling activity generally decreases as natural gas prices decrease. The current pricing environment, particularly in combination with the constrained capital and credit markets and overall economic downturn, has resulted in a decline in our drilling activity. Lower drilling levels over a sustained period have had and could have a negative effect on the volumes of natural gas QMLP gathers and processes, which would materially adversely affect our business and financial results or our ability to achieve a growth strategy.

There is a significant delay between the time we drill and complete a CBM well and when the well reaches peak production. As a result, there will be a significant lag time between when we make capital expenditures and when we will begin to recognize significant cash flow from those expenditures.

Our general production profile for a CBM well averages an initial 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered until the wells reach peak production (an average of 50-55 Mcf/d (net)). In addition, there could be significant delays between the time a well is drilled and completed and when the well is connected to a gas gathering system. This delay between the time when we expend capital expenditures to drill and complete a well and when we will begin to recognize significant cash flow from those expenditures may adversely affect our cash flow from operations. Our average cost to drill and complete a CBM well is between $110,000 to $120,000.

Our estimated proved reserves are based on assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

It is not possible to measure underground accumulations of oil and gas in an exact way. Oil and gas reserve engineering requires subjective estimates of underground accumulations of oil and gas and assumptions concerning future oil and gas prices, production levels and operating and development costs. In estimating our level of oil and gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	a constant level of future oil and gas prices;

•	geological conditions;

•	production levels;

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•	capital expenditures;

•	operating and development costs;

•	the effects of governmental regulations and taxation; and

•	availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil and gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our reserves could change significantly.

As of December 31, 2008, in connection with an evaluation by our independent reservoir engineering firm, we (on a consolidated basis) had a downward revision of our estimated proved reserves of approximately 123.2 Bcfe (substantially all of which related to QELP’s proved reserves). A decrease in natural gas prices between January 1, 2008 and December 31, 2008 had an estimated impact of 31.1 Bcfe. A decrease in natural gas prices between the date of the PetroEdge acquisition and December 31, 2008 had an estimated impact of approximately 35.5 Bcfe of the reduction. The estimated remaining 61.6 Bcfe reduction was attributable to (a) the elimination of 43.2 Bcfe in proved reserves as a result of further technical analysis of the reserves acquired from PetroEdge, and (b) a decrease of approximately 13.4 Bcfe due to the adverse impact on estimated reserves of an expected increase in gathering and compression costs.

Our standardized measure is calculated using unhedged oil and gas prices and is determined in accordance with the rules and regulations of the SEC. The present value of future net cash flows from our estimated proved reserves is not necessarily the same as the market value of our estimated proved reserves. The estimated discounted future net cash flows from our estimated proved reserves is based on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

•	the actual prices we receive for oil and gas;

•	our actual operating costs in producing oil and gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for oil and gas; and

•	changes in governmental regulations or taxation.

The timing of both production and incurrence of expenses in connection with the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with the FASB ASC 932 Extractive Activities, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Drilling for and producing oil and gas is a costly and high-risk activity with many uncertainties that could adversely affect our financial condition or results of operations.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. The cost of drilling, completing and operating a well is often uncertain, and cost factors, as well as the market price of oil and natural gas, can adversely affect the economics of a well. Furthermore, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;

•	adverse weather conditions;

•	difficulty disposing of water produced as part of the coal bed methane production process;

•	equipment failures or accidents;

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•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	unexpected operational events and drilling conditions;

•	increased risk of wellbore instability due to horizontal drilling;

•	unusual or unexpected geological formations;

•	natural disasters, such as fires;

•	blowouts, surface craterings and explosions; and

•	uncontrollable flows of oil, gas or well fluids.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. We may drill wells that are unproductive or, although productive, do not produce oil or gas in economic quantities. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Furthermore, a successful completion of a well does not ensure a profitable return on the investment.

Our management has limited experience in drilling wells to the Marcellus Shale and less information regarding reserves and decline rates in the Marcellus Shale than in the Cherokee Basin. Wells drilled to the Marcellus Shale are deeper, more expensive and more susceptible to mechanical problems in drilling and completing than wells in the Cherokee Basin.

Our management has limited experience in drilling wells in the Marcellus Shale reservoir. As of September 30, 2009, we had drilled four vertical and two horizontal gross wells in the Marcellus Shale. Other operators in the Appalachian Basin also have limited experience in the drilling of Marcellus Shale wells. As a result, we have much less information with respect to the ultimate recoverable reserves and the production decline rate in the Marcellus Shale than we have in the Cherokee Basin. The wells to be drilled in the Marcellus Shale will be drilled deeper than in the Cherokee Basin and some may be horizontal wells, which makes the Marcellus Shale wells more expensive to drill and complete. The wells, especially any horizontal wells, will also be more susceptible than those in the Cherokee Basin to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore. The fracturing of the Marcellus Shale will be more extensive and complicated than fracturing the geological formations in the Cherokee Basin and will require greater volumes of water than conventional gas wells. The management of water and treatment of produced water from Marcellus Shale wells may be more costly than the management of produced water from other geologic formations.

The revenues of QMLP’s interstate pipeline business are generated under contracts that must be renegotiated periodically.

Substantially all of the revenues from the KPC Pipeline are generated under two firm capacity contracts with Kansas Gas Service, or KGS, and one firm capacity contract with Missouri Gas Energy, or MGE. The contracts with KGS generated 58% and 57% of total revenues from the KPC Pipeline for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively, and the contract with MGE generated 36% and 35% of total revenues from the KPC Pipeline for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. The MGE firm contract was for 46,000 Dth/d which expired on October 31, 2009 and has not been renegotiated. KGS has several contracts for firm capacity on the KPC Pipeline, including contracts for the following capacities and terms (i) 12,000 Dth/d extending through October 31, 2013,

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(ii) 62,568 Dth/d extending through October 14, 2014, (iii) 6,857 Dth/d extending through March 31, 2017 and (iv) 6,900 Dth/d extending through September 30, 2017. QMLP has executed a Letter Agreement with KGS to terminate the contract for 62,568 Dth/d and replace it with two new contracts covering 27,568 Dth/d and 30,000 Dth/d both of which would extend through October 31, 2017. The contract for 30,000 Dth/d has provisions for volume decreases after the third year on a sliding basis each year. These contracts will go into effect upon final execution by both QMLP and KGS pending regulatory approval.

If QMLP is unable to extend or replace its firm contracts when they expire or renegotiate them on terms as favorable as the existing contracts, we could suffer a material reduction in revenues, earnings and cash flows. In particular, QMLP’s ability to extend and replace contracts could be adversely affected by factors it cannot control, including:

•	competition by other pipelines, including the change in rates or upstream supply of existing pipeline competitors, as well as the proposed construction by other companies of additional pipeline capacity in markets served by QMLP’s interstate pipelines;

•	changes in state regulation of local distribution companies, which may cause them to negotiate short-term contracts or turn back their capacity when their contracts expire;

•	reduced demand and market conditions in the areas QMLP serves;

•	the availability of alternative energy sources or natural gas supply points; and

•	regulatory actions.

Our hedging activities could result in financial losses or reduce our income.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we have entered into, and may in the future enter into, derivative arrangements for a significant portion of our oil and natural gas production that could result in both realized and unrealized hedging losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities.

The prices at which we enter into derivative financial instruments covering our production in the future is dependent upon commodity prices at the time we enter into these transactions, which may be substantially lower than current oil and natural gas prices. Accordingly, our commodity price risk management strategy will not protect us from significant and sustained declines in oil and natural gas prices received for our future production. Conversely, our commodity price risk management strategy may limit our ability to realize cash flow from commodity price increases. Furthermore, we have adopted a policy that requires, and our credit facilities mandate, that we enter into derivative transactions related to only a portion of our expected production volumes and, as a result, we have direct commodity price exposure on the portion of our production volumes that is not covered by a derivative financial instrument.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into hedging transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the following risks:

•	a counterparty may not perform its obligation under the applicable derivative instrument;

•	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

•	the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures.

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Because of our lack of asset and geographic diversification, adverse developments in our operating areas would adversely affect our results of operations.

Substantially all of our assets are located in the Cherokee Basin and Appalachian Basin. As a result, our business is disproportionately exposed to adverse developments affecting these regions. These potential adverse developments could result from, among other things, changes in governmental regulation, capacity constraints with respect to the pipelines connected to our wells, curtailment of production, natural disasters or adverse weather conditions in or affecting these regions. Due to our lack of diversification in asset type and location, an adverse development in our business or these operating areas would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.

The oil and gas industry is highly competitive and we may be unable to compete effectively with larger companies, which may adversely affect our results of operations.

The oil and gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel, and we compete with other companies that have greater resources. Many of our competitors are major and large independent oil and gas companies, and they not only drill for and produce oil and gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Our larger competitors also possess and employ financial, technical and personnel resources substantially greater than ours. These companies may be able to pay more for oil and gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, there is substantial competition for investment capital in the oil and gas industry. These larger companies may have a greater ability to continue drilling activities during periods of low oil and gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material impact on our business activities, results of operations and financial condition.

With respect to its natural gas gathering system, QMLP may face competition in its efforts to obtain additional natural gas volumes. QMLP competes principally against other producers in the Cherokee Basin with natural gas gathering services. Its competitors may expand or construct gathering systems in the Cherokee Basin that would create additional competition for the services QMLP provides to its customers.

With respect to the KPC Pipeline, QMLP competes with other interstate and intrastate pipelines in the transportation of natural gas for transportation customers primarily on the basis of transportation rates, access to competitively priced supplies of natural gas, markets served by the pipeline, and the quality and reliability of transportation services. Major competitors include Southern Star Central Gas Pipeline, Inc., Kinder Morgan Interstate Gas Transmission’s Pony Express Pipeline and Panhandle Eastern PipeLine Company in the Kansas City market and Southern Star Central Gas Pipeline, Inc., Peoples Natural Gas and Mid-Continent Market Center in the Wichita market.

Natural gas also competes with other forms of energy available to our customers, including electricity, coal, hydroelectric power, nuclear power and fuel oil. The impact of competition could be significantly increased as a result of factors that have the effect of significantly decreasing demand for natural gas in the markets served by QMLP’s pipelines, such as competing or alternative forms of energy, adverse economic conditions, weather, higher fuel costs, and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, our operations and financial results could be adversely affected.

There are a variety of risks inherent in our operations that may generate liabilities, including contingent liabilities, and financial losses to us, such as:

•	damage to wells, pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

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•	inadvertent damage from construction, farm and utility equipment;

•	leaks of gas or oil spills as a result of the malfunction of equipment or facilities;

•	fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses.

In accordance with typical industry practice, we possess property, business interruption and general liability insurance at levels we believe are appropriate; however, insurance against all operational risk is not available to us. We are not fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance. We do not have property insurance on any of QMLP’s underground pipeline systems or wellheads that would cover damage to the pipelines. Pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the terrorist attacks on September 11, 2001 and the hurricanes in 2005, 2006 and 2008 have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition and results of operations.

Shortages of crews could delay our operations, adversely affect our ability to increase our reserves and production and adversely affect our results of operations.

Wage increases and shortages in personnel in the future could increase our costs and/or restrict or delay our ability to drill wells and conduct our operations. Any delay in the drilling of new wells or significant increase in labor costs could adversely affect our ability to increase our reserves and production and reduce our revenues and cash available for distribution. Additionally, higher labor costs could cause certain of our projects to become uneconomic and therefore not be implemented or for existing wells to become shut-in, reducing our production and adversely affecting our results of operations.

Certain of our undeveloped leasehold acreage is subject to leases that may expire in the near future.

In the Cherokee Basin, as of September 30, 2009, QELP held oil and gas leases on approximately 535,817 net acres, of which 135,691 net acres (or 25.3%) are undeveloped and not currently held by production. Unless we establish commercial production on the properties subject to these leases during their term, these leases will expire. Leases covering approximately 20,037 net acres are scheduled to expire before December 31, 2009 and an additional 77,892 net acres are scheduled to expire before December 31, 2010. If these leases expire and are not renewed, we will lose the right to develop the related properties.

Subsequent to our divestiture of the Lycoming County, Pennsylvania properties on February 13, 2009, we held oil and gas leases and development rights, by virtue of farm-out agreements or similar mechanisms, on 30,467 net acres in the Appalachian Basin that are still within their original lease or agreement term and are not earned or are not held by production. Unless we establish commercial production on the properties or fulfill the requirements specified by the various agreements, during the prescribed time periods, these leases or agreements will expire. Leases or agreements covering approximately 1,605 net acres are scheduled to expire before December 31, 2009 and an additional approximately 6,000 net acres are scheduled to expire before December 31, 2010. Of this acreage, approximately 8,200 net acres can be maintained and held beyond December 31, 2010 by drilling four gross wells before December 31, 2009 and an additional six gross wells before December 31, 2010. Because of our financial

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condition, we do not expect to be able to meet the drilling and payment obligations to earn or maintain all of this leasehold acreage.

Our identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our results of operations.

Our management has specifically identified drilling locations for our future multi-year drilling activities on our existing acreage. We have identified, based on reserves as of December 31, 2008, approximately 292 gross proved undeveloped drilling locations and approximately 2,034 additional gross potential drilling locations in the Cherokee Basin and approximately 22 gross proved undeveloped drilling locations and approximately 435 additional gross potential drilling locations in the Appalachian Basin. These identified drilling locations represent a significant part of our future long-term development drilling program. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, gas prices, costs and drilling results. The assignment of proved reserves to these locations is based on the assumptions regarding gas prices in our December 31, 2008 reserve report, which prices have declined since the date of the report. In addition, no proved reserves are assigned to any of the approximately 2,034 Cherokee Basin and 435 Appalachian Basin potential drilling locations we have identified and therefore, there exists greater uncertainty with respect to the likelihood of drilling and completing successful commercial wells at these potential drilling locations. Our final determination of whether to drill any of these drilling locations will be dependent upon the factors described above, our financial condition, our ability to obtain additional capital as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, it is unlikely that all of the numerous drilling locations identified will be drilled within the timeframe specified in our reserve report or will ever be drilled, and we do not know if we will be able to produce gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could have a significant adverse effect on our financial condition and results of operations.

We may incur losses as a result of title deficiencies in the properties in which we invest.

If an examination of the title history of a property reveals that an oil or gas lease has been purchased in error from a person who is not the owner of the mineral interest desired, our interest would substantially decline in value. In such an instance, the amount paid for such oil or gas lease or leases would be lost. It is management’s practice, in acquiring oil and gas leases, or undivided interests in oil and gas leases, not to incur the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to drilling an oil or gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil or gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. Our failure to obtain these rights may adversely impact its ability in the future to increase production and reserves.

A change in the jurisdictional characterization of some of QMLP’s gathering assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of its gathering assets, which may indirectly cause our revenues to decline and operating expenses to increase.

Section 1(b) of the Natural Gas Act of 1938, or NGA, exempts natural gas gathering facilities from Federal Energy Regulatory Commission, or FERC, jurisdiction. We believe that the facilities comprising QMLP’s gathering system meet the traditional tests used by FERC to distinguish nonjurisdictional gathering facilities from jurisdictional transportation facilities, and that, as a result, the gathering system is not subject to FERC’s jurisdiction. However, FERC regulation will still affect QMLP’s gathering business and the markets for its natural gas. FERC’s

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policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release and market center promotion, could indirectly affect QMLP’s gathering business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to oil and natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of regular litigation. The classification and regulation of some of QMLP’s gathering facilities may be subject to change based on future determinations by FERC, the courts or Congress.

Although natural gas gathering facilities are exempt from FERC jurisdiction under the NGA, such facilities are subject to rate regulation when owned by an interstate pipeline and other forms of regulation by the state in which such facilities are located. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, open access requirements and rate regulation. Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that a number of interstate pipeline companies have transferred gathering facilities to unregulated affiliates. QMLP’s gathering operations are limited to the States of Kansas, Oklahoma and West Virginia. QMLP will be licensed as an operator of a natural gas gathering system with the Kansas Corporation Commission, or KCC, and is required to file periodic information reports with the KCC. QMLP is not required to be licensed as an operator or to file reports in Oklahoma or West Virginia.

Third party producers on QMLP’s Cherokee Basin gathering system have the ability to file complaints challenging the rates that QMLP charges. The rates must be just, reasonable, not unjustly discriminatory and not unduly preferential. If the KCC or the Oklahoma Corporation Commission, or OCC, as applicable, were to determine that the rates charged to a complainant did not meet this standard, the KCC or the OCC, as applicable, would have the ability to adjust the rates with respect to the wells that were the subject of the complaint. QMLP’s gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on QMLP’s operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

The KPC Pipeline is subject to regulation by FERC, which could have an adverse impact on QMLP’s ability to establish transportation rates that would allow it to recover the full cost of operating the KPC pipeline, plus a reasonable return, which may affect our business and results of operations.

As an interstate natural gas pipeline, the KPC Pipeline is subject to regulation by FERC under the NGA. FERC’s regulation of interstate natural gas pipelines extends to such matters as:

•	transportation of natural gas;

•	rates, operating terms and conditions of service;

•	the types of services KPC may offer to its customers;

•	construction of new facilities;

•	acquisition, extension or abandonment of services or facilities;

•	accounting and recordkeeping;

•	commercial relationships and communications with affiliated companies involved in certain aspects of the natural gas business; and

•	the initiation and discontinuation of services.

KPC may only charge transportation rates that it has been authorized to charge by FERC. In addition, FERC prohibits natural gas companies from engaging in any undue preference or discrimination with respect to rates or terms and conditions of service. The maximum recourse rates that it may charge for transportation services are established through FERC’s ratemaking process, and those recourse rates, as well as the terms and conditions of

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service, are set forth in KPC’s FERC-approved tariff. Pipelines may also negotiate rates that are higher than the maximum recourse rates stated in their tariffs, provided such rates are filed with, and approved by, FERC. Under the NGA, existing rates may be challenged by complaint, proposed rate increases may be challenged by protest, and either may be challenged by FERC on its own initiative. Any successful challenge against KPC’s current rates or any future proposed rates could adversely affect our revenues.

Generally and absent settlement, the maximum filed recourse rates for interstate pipelines are based on the cost of service plus an approved return on investment, the equity component of which may be determined through the use of a proxy group of similarly-situated companies. Specifically, FERC uses a discounted cash flow model that incorporates the use of proxy groups to develop a range of reasonable returns earned on equity interests in companies with corresponding risks. FERC then assigns a rate of return on equity within that range to reflect specific risks of that pipeline when compared to the proxy group companies. Other key determinants in the ratemaking process are debt costs, depreciation expense, operating costs of providing service, including an income tax allowance, and volume throughput and contractual capacity commitment assumptions.

We cannot give any assurance regarding the likely future regulations under which KPC will operate the KPC Pipeline or the effect such regulation could have on its business, financial condition, and results of operations. FERC periodically revises and refines its ratemaking and other policies in the context of rulemakings, pipeline-specific adjudications, or other regulatory proceedings. FERC’s policies may also be modified when FERC decisions are subjected to judicial review. Changes to ratemaking policies may in turn affect the rates KPC can charge for transportation service.

We lack experience with and could be subject to penalties and fines if QMLP fails to comply with FERC regulations.

QMLP acquired the KPC Pipeline, which is its only FERC regulated asset, in November 2007. Given QMLP’s limited experience with FERC-regulated pipeline operations, and the complex and evolving nature of FERC regulation, it may incur significant costs related to compliance with FERC regulations. Should QMLP fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, it could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1,000,000 per day for each violation, and to order disgorgement of profits associated with any violation. FERC’s enforcement authority also includes the options of revoking or modifying existing certificate authority and referring matters to the United States Department of Justice for criminal prosecution. Since enactment of the Energy Policy Act of 2005, FERC has initiated a number of enforcement proceedings and imposed penalties on various regulated entities, including other interstate natural gas pipelines.

We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental and operational safety regulations or an accidental release of hazardous substances into the environment.

We may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to our oil and gas exploration, development and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental, health and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, liability for natural resource damages or damages to third parties, and to a lesser extent, issuance of injunctions to limit or cease operations.

Our operations are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (1) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions, (2) the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws that impose requirements for the handling, storage, treatment or discharge of waste from our facilities, (3) the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances

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that may have been released at properties owned or operated by us or our predecessors or locations to which we or our predecessors has sent waste for disposal and (4) the federal Clean Water Act and analogous state laws and regulations that impose detailed permit requirements and strict controls regarding the discharge of pollutants into waters of the United States and state waters. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders limiting or enjoining future operations or imposing additional compliance requirements or operational limitation on such operations. Certain environmental laws, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or hydrocarbons have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.

There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of oil and natural gas, air emissions related to our operations, and historical industry operations and waste disposal practices. For example, an accidental release from one of QMLP’s pipelines could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance.

We may face unanticipated water and other waste disposal costs.

We may be subject to regulation that restricts our ability to discharge water produced as part of our gas production operations. Productive zones frequently contain water that must be removed in order for the gas to produce, and our ability to remove and dispose of sufficient quantities of water from the various zones will determine whether we can produce gas in commercial quantities. The produced water must be transported from the lease and injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from our wells may affect our ability to produce our wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce our profitability.

Where water produced from our projects fails to meet the quality requirements of applicable regulatory agencies, our wells produce water in excess of the applicable volumetric permit limits, the disposal wells fail to meet the requirements of all applicable regulatory agencies, or we are unable to secure access to disposal wells with sufficient capacity to accept all of the produced water, we may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase if any of the following occur:

•	we cannot obtain future permits from applicable regulatory agencies;

•	water of lesser quality or requiring additional treatment is produced;

•	our wells produce excess water;

•	new laws and regulations require water to be disposed in a different manner; or

•	costs to transport the produced water to the disposal wells increase.

RCRA and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the U.S. Environmental Protection Agency (“EPA”), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, which may be regulated as hazardous wastes. The transportation of natural gas in pipelines may also generate some hazardous wastes that are subject to RCRA or comparable state law requirements. However, drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, production and transportation of oil and gas are currently excluded

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from regulation as hazardous wastes under RCRA. These wastes may be regulated by EPA or state agencies as non-hazardous solid wastes. Moreover, it is possible that certain oil and gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Pipeline integrity programs and repairs may impose significant costs and liabilities.

Pursuant to the Pipeline Safety Improvement Act of 2002, the DOT has adopted regulations requiring pipeline operators to develop integrity management programs for intrastate and interstate natural gas and natural gas liquids pipelines located near high consequence areas, where a leak or rupture could do the most harm. The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

We estimate that we will incur costs of approximately $1.0 million through 2009 to complete the last year of the initial high consequence area integrity testing of which we have incurred approximately $0.25 million to date. We estimate we will incur approximately $1.5 million in 2012 to implement pipeline integrity management program testing along certain segments of natural gas pipelines. We also estimate that we will incur costs of approximately $0.5 million through 2009 and an additional $0.25 million to $0.3 million in 2010 to complete the last year of a Stray Current Survey resulting from a 2005 U.S. Department of Transportation (“DOT”) audit. These costs may be significantly higher due to the following factors:

•	our estimate does not include the costs of repairs, remediation or preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which could be substantial;

•	additional regulatory requirements that are enacted could significantly increase the amount of these expenditures;

•	the actual implementation costs may be materially higher than we estimate because of increased industry-wide demand for contractors and service providers and the related increase in costs; or

•	failure to comply with DOT regulations and any corresponding deadlines, which could subject us to penalties and fines.

Recent and future environmental laws and regulations may significantly limit, and increase the cost of, our exploration and production operations.

Recent and future environmental laws and regulations, including additional federal and state restrictions on greenhouse gas emissions that may be passed in response to climate change concerns, may increase our operating costs and also reduce the demand for the oil and natural gas we produce. The oil and gas industry is a direct source of certain greenhouse gas (“GHG”) emissions, such as carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Specifically, on April 17, 2009, the EPA issued a notice of its proposed finding and determination that emission of carbon dioxide, methane, and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to EPA, contributing to warming of the earth’s atmosphere. EPA’s proposed finding and determination, and any final action in the future, will allow it to begin regulating emissions of GHGs under existing provisions of the federal Clean Air Act. Although it may take EPA several years to adopt and impose regulations limiting emissions of GHGs, any such regulation could require us to incur costs to reduce emissions of GHGs associated with our operations. Similarly, on June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. ACESA would establish

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an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. Any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased operating costs and could have an adverse effect on demand for the oil and natural gas we produce. At the state level, more than one-third of the states, including California, have begun taking actions to control and/or reduce emissions of GHGs. The California Global Warming Solutions Act of 2006, also known as “AB 32,” caps California’s greenhouse gas emissions at 1990 levels by 2020, and the California Air Resources Board is currently developing mandatory reporting regulations and early action measures to reduce GHG emissions prior to January 1, 2012. Although most of the regulatory initiatives developed or being developed by the various states have to date been focused on large sources of GHG emissions, such as coal-fired electric power plants, it is possible that smaller sources of emissions could become subject to GHG emission limitations in the future.

In addition, the U.S. Congress is currently considering certain other legislation which, if adopted in its current proposed form, could subject companies involved in oil and natural gas exploration and production activities to substantial additional regulation. If such legislation is adopted, federal tax incentives could be curtailed, and hedging activities as well as certain other business activities of exploration and production companies could be limited, resulting in increased operating costs. Any such limitations or increased operating costs could have a material adverse effect on our business.

Growing our business by constructing new assets is subject to regulatory, political, legal and economic risks.

One of the ways QMLP intends to grow its business in the long-term is through the construction of new midstream assets.

The construction of additions or modifications to QMLP’s gas gathering system and/or the KPC Pipeline, and the construction of new midstream assets, involves numerous operational, regulatory, environmental, political and legal risks beyond our control and may require the expenditure of significant amounts of capital. These potential risks include, among other things:

•	inability to complete construction of these projects on schedule or at the budgeted cost due to the unavailability of required construction personnel or materials;

•	failure to receive any material increases in revenues until the project is completed, even though we may have expended considerable funds during the construction phase, which may be prolonged;

•	facilities may be constructed to capture anticipated future growth in production in a region in which such growth does not materialize;

•	reliance on third party estimates of reserves in making a decision to construct facilities, which estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating reserves;

•	inability to obtain rights-of-way to construct additional pipelines or the cost to do so may be uneconomical;

•	the construction of additions or modifications to the KPC Pipeline may require the issuance of certificates of public convenience and necessity from FERC, which may result in delays or increased costs; and

•	additions to or modifications of the gas gathering system could result in a change in its NGA-exempt status.

If we do not make acquisitions on economically acceptable terms, our future growth and profitability will be limited.

Our ability to grow and to increase our profitability depends in part on our ability to make acquisitions that result in an increase in our net income per share and cash flows. We may be unable to make such acquisitions because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by

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competitors. If we are unable to acquire properties containing proved reserves, our total level of proved reserves will decline as a result of our production, which will adversely affect our results of operations.

Even if we do make acquisitions that we believe will increase our net income per share and cash flows, these acquisitions may nevertheless result in a decrease in net income and/or cash flows. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about reserves, future production, volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance the acquisition;

•	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

In addition, we may pursue acquisitions outside the Cherokee and Appalachian Basins. Because we operate substantially in the Cherokee and Appalachian Basins, we do not have the same level of experience in other basins. Consequently, acquisitions in areas outside the Cherokee and Appalachian Basins may not allow us the same operational efficiencies we currently benefit from in those basins. In addition, acquisitions outside the Cherokee and Appalachian Basins will expose us to different operational risks due to potential differences, among others, in:

•	geology;

•	well economics;

•	availability of third party services;

•	transportation charges;

•	content, quantity and quality of oil and gas produced;

•	volume of waste water produced;

•	state and local regulations and permit requirements; and

•	production, severance, ad valorem and other taxes.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Also, our reviews of acquired properties are inherently

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incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties.

If third party pipelines and other facilities interconnected to QMLP’s natural gas pipelines become unavailable to transport or produce natural gas, its revenues and cash available for distribution could be adversely affected.

QMLP depends upon third party pipelines and other facilities that provide delivery options to and from its pipelines and facilities for the benefit of its customers. Since QMLP does not own or operate any of these pipelines or other facilities, their continuing operation is not within its control. If any of these third party pipelines and other facilities become unavailable to transport or produce natural gas, our revenues and cash available for distribution could be adversely affected.

Failure of the natural gas that QMLP gathers on its gas gathering system to meet the specifications of interconnecting interstate pipelines could result in curtailments by the interstate pipelines.

Natural gas gathered on QMLP’s gas gathering system is delivered into interstate pipelines. These interstate pipelines establish specifications for the natural gas that they are willing to accept, which include requirements such as hydrocarbon dewpoint, temperature, and foreign content including water, sulfur, carbon dioxide and hydrogen sulfide. These specifications vary by interstate pipeline. If the natural gas delivered from the gas gathering system fails to meet the specifications of a particular interstate pipeline that pipeline may refuse to accept all or a part of the natural gas scheduled for delivery to it. In those circumstances, QMLP may be required to find alternative markets for that natural gas or to shut-in the producers of the non-conforming natural gas, potentially reducing its throughput volumes or revenues.

QMLP’s interstate natural gas pipeline has recorded certain assets that may not be recoverable from its customers.

FERC rate-making and accounting policies permit pipeline companies to record certain types of expenses that relate to regulated activities to be recorded on our balance sheet as regulatory assets for possible future recovery in jurisdictional rates. QMLP considers a number of factors to determine the probability of future recovery of these assets. If QMLP determines future recovery is no longer probable or if FERC denies recovery, it would be required to write off the regulatory assets at that time, potentially reducing our revenues.

Operational limitations of the KPC Pipeline could cause a significant decrease in our revenues and operating results.

During peak demand periods, failures of compression equipment or pipelines could limit the KPC Pipeline’s ability to meet firm commitments, which may limit its ability to collect reservation charges from its customers and, if so, could negatively impact our revenues and results of operations.

QMLP does not own all of the land on which its pipelines are located or on which it may seek to locate pipelines in the future, which could disrupt its operations and growth.

QMLP does not own the land on which its pipelines have been constructed, but does have right-of-way and easement agreements from landowners and governmental agencies, some of which require annual payments to maintain the agreements and most of which have a perpetual term. New pipeline infrastructure construction may subject QMLP to more onerous terms or to increased costs if the design of a pipeline requires redirecting. Such costs could have a material adverse effect on our business, results of operations and financial condition.

In addition, the construction of additions to the pipelines may require QMLP to obtain new rights-of-way prior to constructing new pipelines. QMLP may be unable to obtain such rights-of-way to expand pipelines or capitalize

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on other attractive expansion opportunities. Additionally, it may become more expensive to obtain new rights-of-way. If the cost of obtaining new rights-of-way increases, then our business and results of operations could be adversely affected.

Our success depends on key management personnel, the loss of any of whom could disrupt our business.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. We have not obtained, and we do not anticipate obtaining, “key man” insurance for any of our management. The loss of services of any of our key management personnel could have a material adverse effect on our business. If the key personnel do not devote significant time and effort to the management and operation of the business, our financial results may suffer.

Risks Related to the Ownership of Our Common Stock

We currently are not in compliance with NASDAQ’s continued listing requirements, and if our common stock is delisted, it could negatively impact the price of our common stock, our ability to access the capital markets and the liquidity of our common stock.

Our common stock is currently listed on the NASDAQ Global Market. To maintain our listing, we are required to maintain a minimum closing bid price of at least $1.00 per share for our common stock for 30 consecutive business days. On September 15, 2009, we received a notice from the staff of The NASDAQ Stock Market, indicating that, because our stock has not maintained a minimum bid price of $1.00 per share for the last 30 consecutive business days, a deficiency exists under NASDAQ Listing Rule 5450(a)(1). However, NASDAQ Listing Rule 5810(c)(3)(A) provides us a 180 calendar day grace period to regain compliance. Our grace period will expire on March 15, 2010. We will automatically regain compliance with NASDAQ rules if, at any time during this grace period the bid price for its shares closes at $1.00 or more per share for a minimum of ten consecutive business days. If we have not regained compliance by the end of this grace period we will receive a written notification that our securities are subject to delisting, a determination we can choose to appeal to NASDAQ Hearing’s Panel.

Any potential delisting of our common stock from the NASDAQ Global Market would make it more difficult for our stockholders to sell our stock in the public market. Additionally, the delisting of our common stock could materially adversely affect our ability to raise capital that may be needed for future operations. Delisting could also have other negative results, including the potential loss of confidence by customers and employees, the loss of institutional investor interest, and fewer business development opportunities and would likely result in decreased liquidity and increased volatility for our common stock.

Our stock price may be volatile.

The following factors could affect our stock price:

•	the Recombination and the uncertainty whether it will be consummated or successful;

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;

•	changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;

•	material weaknesses in the control environment;

•	actual or anticipated variations in our reserve estimates and quarterly operating results;

•	changes in oil and natural gas prices;

•	speculation in the press or investment community;

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•	sales of our common stock by significant stockholders;

•	short-selling of our common stock by investors;

•	pending litigation, including securities class action and derivative lawsuits;

•	issuance of a significant number of shares to raise additional capital to fund our operations;

•	increases in our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in and the occurrence of events or trends affecting the price of oil and natural gas; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

It is unlikely that we will be able to pay dividends on our common stock.

We have never paid dividends on our common stock. We cannot predict with certainty that our operations will result in sufficient revenues to enable us to operate profitably and with sufficient positive cash flow so as to enable us to pay dividends to the holders of common stock. In addition, the Credit Agreement prohibits us from paying any dividend to the holders of our common stock without the consent of the lenders under the Credit Agreement, other than dividends payable solely in equity interests of QRCP.

The percentage ownership evidenced by the common stock is subject to dilution.

We are authorized to issue up to 200,000,000 shares of common stock and are not prohibited from issuing additional shares of such common stock. Moreover, to the extent that we issue any additional common stock, a holder of the common stock is not necessarily entitled to purchase any part of such issuance of stock. The holders of the common stock do not have statutory “preemptive rights” and therefore are not entitled to maintain a proportionate share of ownership by buying additional shares of any new issuance of common stock before others are given the opportunity to purchase the same. Accordingly, your percentage ownership, as a holder of the common stock, is subject to change as a result of the sale of any additional common stock or other equity interests in QRCP.

Our common stock is an unsecured equity interest.

Just like any equity interest, our common stock is not secured by any of our assets. Therefore, in the event of our liquidation, the holders of our common stock will receive distributions only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying its secured and unsecured creditors to make any distribution to the holders of our common stock.

Provisions in Nevada law could delay or prevent a change in control, even if that change would be beneficial to our stockholders.

Certain provisions of Nevada law may delay, discourage, prevent or render more difficult an attempt to obtain control of us, whether through a tender offer, business combination, proxy contest or otherwise. The provisions of Nevada law are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Specifically, the Nevada Revised Statutes contain a provision prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner

48

of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder’s date of acquiring shares. This provision applies unless the corporation elects against its application in its original articles of incorporation or an amendment thereto. Our restated articles of incorporation, as amended, do not currently contain a provision rendering this provision inapplicable.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders’ ability to sell their shares for a premium in a change of control transaction.

Various provisions of our articles of incorporation and bylaws may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed to by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

•	the right of our board of directors to issue and determine the rights and preferences of preferred stock to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

•	at certain times, classification of our directors into three classes with respect to the time for which they hold office;

•	non-cumulative voting for directors;

•	control by our board of directors of the size of our board of directors;

•	limitations on the ability of stockholders to call special meetings of stockholders; and

•	advance notice requirements for nominations by stockholders of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

We have also approved a stockholders’ rights agreement, as amended (the “Rights Agreement”), between us and UMB Bank, N.A., (subsequently acquired by Computershare Limited) as Rights Agent. Pursuant to the Rights Agreement, holders of our common stock are entitled to purchase one one-thousandth (1/1,000) of a share (a “Unit”) of Series B Junior Participating Preferred Stock at a price of $75.00 per Unit upon certain events. The purchase price is subject to appropriate adjustment upon the happening of certain events. Generally, in the event a person or entity acquires, or initiates a tender offer to acquire, at least 15% of our then outstanding common stock, the Rights will become exercisable for shares of common stock equal to (i) the number of Units held by a stockholder multiplied by the then-current purchase price, and (ii) divided by one-half of our then-current stock price. The existence of the Rights Agreement may discourage, delay or prevent a change of control or takeover attempt of us by a third party that is opposed to by our management and board of directors.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

None

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the third quarter of 2009.

ITEM 5.	OTHER INFORMATION.

None.

49

ITEM 6.	EXHIBITS

*2	.1	First Amendment dated as of October 2, 2009 to the Agreement and Plan of Merger, dated as of July 2, 2009, by and among New Quest Holdings Corp. (n/k/a PostRock Energy Corporation), Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P., Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC (incorporated herein by reference to Exhibit 2.2 to PostRock Energy Corporation’s Registration Statement on Form S-4 filed on October 6, 2009).
*10	.1	Second Amended and Restated Credit Agreement dated as of September 11, 2009 by and among Quest Resource Corporation, Royal Bank of Canada, the lenders party thereto and RBC Capital Markets (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on September 17, 2009).
*10	.2	Third Amendment to Second Lien Senior Term Loan Agreement, dated as of September 30, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on October 1, 2009).
*10	.3	Fourth Amendment to Second Lien Senior Term Loan Agreement, dated as of October 31, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 2, 2009).
*10	.4	First Amendment dated as of October 2, 2009 to the Support Agreement, dated as of July 2, 2009, by and among Quest Resource Corporation, Quest Energy Partners, L.P., Quest Midstream Partners, L.P., Alerian Opportunity Partners IV, LP, Alerian Opportunity Partners IX, LP and certain other unitholders of Quest Midstream Partners, L.P. party thereto (incorporated herein by reference to Exhibit 10.61 to PostRock Energy Corporation’s Registration Statement on Form S-4 filed on October 6, 2009).
**10	.5	Second Amendment to Employment Agreement, dated as of August 28, 2009, by and between Quest Resource Corporation and Jack T. Collins.
31.1		Certification by principal executive officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification by principal financial officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference.

**	Previously filed.

PLEASE NOTE:  Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed or incorporated by reference the agreements referenced above as exhibits to this Quarterly Report on Form 10-Q. The agreements have been filed to provide investors with information regarding their respective terms. The agreements are not intended to provide any other factual information about the Company or its business or operations. In particular, the assertions embodied in any representations, warranties and covenants contained in the agreements may be subject to qualifications with respect to knowledge and materiality different from those applicable to investors and may be qualified by information in confidential disclosure schedules no included with the exhibits. These disclosure schedules may contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the agreements. Moreover, certain representations, warranties and covenants in the agreements may have been used for the purpose of allocating risk between the parties, rather than establishing matters as facts. In addition, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of the respective agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, investors should not rely on the representations, warranties and covenants in the agreements as characterizations of the actual state of facts about the Company or its business or operations on the date hereof.

50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized this 1st day of February, 2010.

Quest Resource Corporation

By:	/s/ David C. Lawler
David C. Lawler
Chief Executive Officer and President

By:	/s/ Eddie M. LeBlanc, III
Eddie M. LeBlanc, III
Chief Financial Officer

51

ANNEX H

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K/A
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-33787

QUEST ENERGY PARTNERS, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	26-0518546
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

210 Park Avenue, Suite 2750	73102
Oklahoma City, Oklahoma (Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:
405-600-7704
Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Units representing limited partner interests	NASDAQ Global Market

Securities Registered Pursuant to Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐     No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐     No ☑

The aggregate market value of the common units held by non-affiliates computed by reference to the last reported sale of the registrant’s common units on June 30, 2008, the last business day of the registrant’s most recently completed second fiscal quarter, at $16.32 per common unit was $148,512,000. This figure assumes that only the directors and officers of the registrant, their spouses and controlled corporations were affiliates. As of June 9, 2009, the registrant had 12,316,521 common units outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE TO AMENDMENT NO. 1

This Amendment No. 1 on Form 10-K/A (the “Amendment”) to the Annual Report on Form 10-K, originally filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2009 (the “Original Filing”), of Quest Energy Partners, L.P. (the “Partnership”) is being filed to correct an error identified in July 2009 related to the incorrect classification of realized gains on commodity derivative instruments during the year ended December 31, 2008. This error resulted in an understatement of revenue and an overstatement of the gain from derivative financial instruments by approximately $14.6 million for the year ended December 31, 2008 of which $2.4 million, $17.8 million, $15.1 million and $(20.7) million related to the quarters ended March 31, June 30, September 30, and December 31, 2008, respectively. The error had no effect on net income (loss), net income (loss) per unit, partners’ equity or the Partnership’s Consolidated Balance Sheet, Consolidated Statement of Cash Flows or Consolidated Statement of Partners’ Equity as of and for the year ended December 31, 2008, or any of the interim periods during 2008. In accordance with the guidance in Staff Accounting Bulletin No. 99, “Materiality,” management evaluated this error from a quantitative and qualitative perspective and concluded it was not material to any period.

This Amendment sets forth the Original Filing in its entirety; however, this Amendment only amends (i) amounts and disclosures related to the above error within the consolidated financial statements and elsewhere within the Original Filing; (ii) disclosures for certain events occurring subsequent to the Original Filing as identified in Note 4 — Long-Term Debt and Note 17 — Subsequent Events, and (iii) other insignificant items to correct for certain typographical and other minor errors identified within the Original Filing. Except as set forth in the preceding sentence, the Partnership has not modified or updated disclosures presented in the original filing to reflect events or developments that have occurred after the date of the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that have occurred or facts that have become known to us after the date of the Original Filing (other than as discussed above), and such forward-looking statements should be read in their historical context. This Amendment should be read in conjunction with the Partnership’s filings made with the SEC subsequent to the Original Filing, including any amendments to those filings.

In addition, in accordance with applicable SEC rules, this Amendment includes currently-dated certifications from our general partner’s Chief Executive Officer and President, who is our principal executive officer, and our general partner’s Chief Financial Officer, who is our principal financial officer, in Exhibits 31.1, 31.2, 32.1 and 32.2.

2

GUIDE TO READING THIS REPORT

As used in this report, unless we indicate otherwise:

•	when we use the terms “Quest Energy,” “QELP,” the “Partnership,” “Successor,” “our,” “we,” “us” and similar terms in a historical context prior to November 15, 2007, we are referring to Predecessor, and when we use such terms in a historical context on or after November 15, 2007, in the present tense or prospectively, we are referring to Quest Energy Partners, L.P. and its subsidiaries;

•	when we use the term “Predecessor,” we are referring to the assets, liabilities and operations of QRCP located in the Cherokee Basin (other than its midstream assets), which QRCP contributed to us at the completion of our initial public offering on November 15, 2007;

•	when we use the terms “Quest Energy GP” or “our general partner,” we are referring to Quest Energy GP, LLC, our general partner;

•	when we use the term “QRCP,” we are referring to Quest Resource Corporation (NASDAQ: QRCP), the owner of our general partner;

•	when we use the term “Quest Midstream,” or “QMLP,” we are referring to our affiliate Quest Midstream Partners, L.P. and its subsidiaries; and

•	references to “our consolidated financial statements” and “the Predecessor’s consolidated financial statements” when used for any period prior to November 15, 2007 include or mean, respectively, the carve out financial statements of our Predecessor.

In this report we also use some oil and natural gas industry terms that are defined under the caption “Glossary of Selected Terms” at the end of Items 1 and 2, “Business and Properties” of this report.

3

EXPLANATORY NOTE TO ANNUAL REPORT

This Annual Report on Form 10-K/A for the year ended December 31, 2008 includes our restated and reaudited consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and our Predecessor’s restated and reaudited carve out financial statements, as of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007. We recently filed (i) an amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2008 including restated consolidated financial statements as of March 31, 2008 and for the three month periods ended March 31, 2008 and 2007; (ii) an amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2008 including restated consolidated financial statements as of June 30, 2008 and for the three and six month periods ended June 30, 2008 and 2007; and (iii) a Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 including consolidated financial statements for the three and nine month periods ended September 30, 2008 and 2007.

We were formed by QRCP in 2007 in order to conduct, in a master limited partnership structure, the exploration and production operations previously conducted by QRCP’s wholly-owned subsidiaries, Quest Cherokee, LLC (“Quest Cherokee”) and Quest Cherokee Oilfield Service, LLC (“QCOS”). QRCP owns 100% of our general partner and therefore controls the election of the board of directors of our general partner. Since our initial public offering, our general partner has had the same executive officers as QRCP. We do not have any employees, other than field level employees, and we depend on QRCP to provide us with all general and administrative functions necessary to operate our business. QRCP provides these services to us pursuant to the terms of the management services agreement between us and Quest Energy Service, LLC (“Quest Energy Service”), a wholly-owned subsidiary of QRCP. The management services agreement obligates Quest Energy Service to provide all personnel (other than field personnel) and any facilities, goods and equipment necessary to perform the services we need including acquisition services, general and administrative services such as SEC reporting and filings, Sarbanes-Oxley compliance, accounting, audit, finance, tax, benefits, compensation and human resource administration, property management, risk management, land, marketing, legal and engineering.

Investigation — On August 22, 2008, in connection with an inquiry from the Oklahoma Department of Securities, the boards of directors of QRCP, Quest Energy GP, our general partner, and Quest Midstream GP, LLC (“Quest Midstream GP”), the general partner of Quest Midstream, a private limited partnership controlled by QRCP, held a joint working session to address certain unauthorized transfers, repayments and re-transfers of funds (the “Transfers”) to entities controlled by the former chief executive officer, Jerry D. Cash.

A joint special committee comprised of one member designated by each of the boards of directors of Quest Energy GP, QRCP, and Quest Midstream GP was immediately appointed to oversee an independent internal investigation of the Transfers. In connection with this investigation, other errors were identified in prior year financial statements and management and the board of directors concluded that we had material weaknesses in our internal control over financial reporting. As of December 31, 2008, these material weaknesses continued to exist. QRCP has advised us that it is currently in the process of remediating the weaknesses in internal control over financial reporting referred to above by designing and implementing new procedures and controls throughout QRCP and its subsidiaries and affiliates for whom it is responsible for providing accounting and finance services, including us, and by strengthening the accounting department through adding new personnel and resources. QRCP has obtained, and has advised us that it will continue to seek, the assistance of the audit committee of our general partner in connection with this process of remediation.

As reported on a Current Report on Form 8-K initially filed on January 2, 2009 and amended on February 6, 2009, on December 31, 2008, the board of directors of Quest Energy GP determined that our audited consolidated financial statements as of December 31, 2007, and for the period from November 15, 2007 to December 31, 2007, our unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 and the Predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007 should no longer be relied upon. The Predecessor’s

4

financial statements represent the carve out financial position, results of operations, cash flows and changes in partners’ capital of the Cherokee Basin operations of QRCP, and reflect the operations of Quest Cherokee and QCOS, located in the Cherokee Basin (other than its midstream assets), which QRCP contributed to us at the completion of our initial public offering on November 15, 2007.

Additionally, the amended 8-K reported that our management had concluded that the reported cash balances and partners’ equity of the Predecessor will be reduced by a total of $9.5 million as of November 14, 2007, which represents the total amount of the Transfers that had been funded by Quest Cherokee as of the closing of our initial public offering. Our management concluded that such Transfers had indirectly resulted in Quest Cherokee borrowing an additional $9.5 million under its credit facilities prior to November 15, 2007. QRCP repaid this additional indebtedness of Quest Cherokee at the closing of our initial public offering. We have no obligation to repay such amount to QRCP. Notwithstanding the foregoing, our reported cash balances and partners’ equity as of December 31, 2007 and June 30, 2008 continued to reflect the Transfers and accordingly were overstated by $10 million (consisting of the $9.5 million funded by Quest Cherokee that had been repaid by QRCP at the closing of our initial public offering and an additional $0.5 million that was recorded on our balance sheet in error — the additional $0.5 million was funded after the closing of our initial public offering by another subsidiary of QRCP in which we have no ownership interest).

Restatement and Reaudit — In October 2008, Quest Energy GP’s audit committee engaged a new independent registered public accounting firm to audit our consolidated financial statements for 2008 and, in January 2009, engaged them to reaudit our consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and the Predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007.

The restated consolidated financial statements included in this Form 10-K/A correct errors in a majority of the financial statement line items in the previously issued consolidated financial statements for all periods presented. The most significant errors (by dollar amount) consist of the following:

•	The Transfers, which were not approved expenditures, were not properly accounted for as losses.

•	Hedge accounting was inappropriately applied for our commodity derivative instruments and the valuation of commodity derivative instruments was incorrectly computed.

•	Errors were identified in the accounting for the formation of Quest Cherokee in December 2003 in which: (i) no value was ascribed to the Quest Cherokee Class A units that were issued to ArcLight Energy Partners Fund I, L.P. (“ArcLight”) in connection with the transaction, (ii) a debt discount (and related accretion) and minority interest were not recorded, (iii) transaction costs were inappropriately capitalized to oil and gas properties, and (iv) subsequent to December 2003, interest expense was improperly stated as a result of these errors. In 2005, the debt relating to this transaction was repaid and the Class A units were repurchased from ArcLight. Due to the errors that existed in the previous accounting, additional errors resulted in 2005 including: (i) a loss on extinguishment of debt was not recorded, and (ii) oil and gas properties and retained earnings were overstated. Subsequent to the 2005 transaction, depreciation, depletion and amortization expense was also overstated due to these errors.

•	Certain general and administrative expenses unrelated to oil and gas production were inappropriately capitalized to oil and gas properties, and certain operating expenses were inappropriately capitalized to oil and gas properties being amortized. These items resulted in errors in valuation of the full cost pool, oil and gas production expenses and general and administrative expenses.

•	Invoices were not properly accrued resulting in the understatement of accounts payable and numerous other balance sheet and income statement accounts.

•	As a result of previously discussed errors and an additional error related to the methods used in calculating depreciation, depletion and amortization, errors existed in our depreciation, depletion and amortization expense and our accumulated depreciation, depletion and amortization.

5

•	As a result of previously discussed errors relating to oil and gas properties and hedge accounting, and errors relating to the treatment of deferred taxes, errors existed in our ceiling test calculations.

Although the items listed above comprise the most significant errors (by dollar amount), numerous other errors were identified and restatement adjustments made. The tables below present previously reported partners’ equity, major restatement adjustments and restated partners’ equity as well as previously reported loss, major restatement adjustments and restated net income (loss) as of and for the periods indicated (in thousands):

	Successor	Predecessor
	As of December 31
	2007	2006	2005

Partners’ equity as previously reported	$228,760	$51,091	$69,547
Effect of the Transfers	(9,500)	(8,000)	(2,000)
Reversal of hedge accounting	707	(2,389)	(8,177)
Accounting for formation of Quest Cherokee	(15,102)	(15,102)	(15,102)
Capitalization of costs in full cost pool	(24,007)	(12,671)	(5,388)
Recognition of costs in proper periods	(1,540)	(233)	(272)
Depreciation, depletion and amortization	11,920	8,249	4,054
Impairment of oil and gas properties	30,719	30,719	—
Other errors	(2,227)	(4,910)	(3,920)

Partners’ equity as restated	$219,730	$46,754	$38,742

	Successor	Predecessor
	November 15, 2007	January 1, 2007
	to	to
	December 31,	November 14,	Year Ended December 31
	2007	2007	2006	2005

Net loss as previously reported	$(18,511)	$(19,191)	$(47,549)	$(25,192)
Effect of the Transfers	—	(1,500)	(6,000)	(2,000)
Reversal of hedge accounting	1,110	73	53,387	(42,854)
Accounting for formation of Quest Cherokee	—	—	—	(10,319)
Capitalization of costs in full cost pool	(1,839)	(9,497)	(7,283)	(5,388)
Recognition of costs in proper periods	—	(1,307)	39	(80)
Depreciation, depletion and amortization	335	3,336	4,195	1,448
Impairment of oil and gas properties	—	—	30,719	—
Other errors	(301)	(1,088)	1,625	(922)

Net income (loss) as restated	$(19,206)	$(29,174)	$29,133	$(85,307)

Reconciliations from amounts previously included in our consolidated financial statements to restated amounts on a financial statement line item basis are presented in Note 16 — Restatement in the notes to the accompanying consolidated financial statements.

Other Matters — In addition to the items for which we have restated our consolidated financial statements, the Oklahoma Department of Securities has filed a lawsuit alleging:

•	The theft of approximately $1.0 million by David E. Grose, the former chief financial officer, and Brent Mueller, the former purchasing manager. The evidence indicates that this theft occurred in the third quarter of 2008 and was uncovered prior to the preparation of the financial statements for such period, and therefore did not result in a restatement.

•	A kickback scheme involving David E. Grose and Brent Mueller, in which each received kickbacks totaling approximately $0.9 million from several related suppliers beginning in 2005.

6

We experienced significant increased costs in the second half of 2008 and continue to experience such increased costs in the first half of 2009 due to, among other things (as more fully described in Items 1 and 2. “Business and Properties — Recent Developments — Internal Investigation; Restatements and Reaudits”):

•	the necessary retention of numerous professionals, including consultants to perform the accounting and finance functions following the termination of the chief financial officer, independent legal counsel to conduct the internal investigation, investment bankers and financial advisors, and law firms to respond to the class action and derivative suits that have been filed against us and our affiliates and to pursue the claims against the former employees;

•	costs associated with amending our credit agreements;

•	preparing the restated consolidated financial statements; and

•	conducting the reaudits of the restated consolidated financial statements.

All dollar amounts and other data presented in our previously filed Annual Report on Form 10-K for the year ended December 31, 2007 have been revised to reflect the restated amounts throughout this Form 10-K/A, even where such amounts are not labeled as restated.

7

PART I

ITEMS 1 AND 2.  BUSINESS AND PROPERTIES.

Overview

We are a publicly traded master limited partnership formed in 2007 by QRCP to acquire, exploit and develop oil and natural gas properties. In November 2007, we consummated the initial public offering of our common units and acquired the oil and gas properties contributed to us by QRCP in connection with that offering. In July 2008, we acquired from QRCP the interest in wellbores and related assets associated with the proved developed producing and proved developed non-producing reserves of PetroEdge Resources (WV) LLC (“PetroEdge”) located in the Appalachian Basin. See “— Oil and Gas Production — Appalachian Basin” and “— Recent Developments — PetroEdge Acquisition” for further information regarding this acquisition.

Our primary business objective for 2009 has been adjusted in response to the recent turmoil in the financial markets and the economy in general, including the reduction in commodity prices which was then exacerbated by the significantly increased general and administrative costs we have incurred as a result of the investigation and the reaudits and restatements of our consolidated financial statements. In 2009, our primary focus is to maintain our assets while working towards the completion of a recombination of us, QRCP and Quest Midstream into a newly formed holding company structure (the “Recombination”) in order to simplify our organizational structure. On July 2, 2009, we, Quest Midstream, QRCP and other parties thereto entered into an Agreement and Plan of Merger, which followed the execution of a non-binding letter of intent by the three Quest entities that was publicly announced on June 3, 2009 with respect to the Recombination. We are also working with our lenders to restructure our debt. We are no longer focused on traditional master limited partnership goals and objectives like the payment of cash distributions and we do not expect to pay distributions in 2009 and we are unable to estimate at this time when distributions may be resumed. The completion of the Recombination will be subject to a number of conditions and uncertainties. For more information, please read “— Recent Developments — Outlook for 2009; Recombination” and Item 1A. “Risk Factors — The Merger Agreement for the Recombination is subject to closing conditions that could result in the completion of the Recombination being delayed or not consummated, which could lead to liquidation or bankruptcy” and “— Failure to complete the proposed Recombination could negatively impact the market price of our common units and our future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Recombination.”

After taking into effect the acquisition of the PetroEdge assets that we acquired from QRCP and the acquisition of oil producing assets in Seminole County, Oklahoma, based on the most recently available reserve reports listed below, as of December 31, 2008, we had a total of approximately 167.1 Bcfe of net proved reserves with estimated future net cash flows discounted at 10%, which we refer to as the “standardized measure,” of $156.1 million. As of such date, approximately 83.2% of the net proved reserves were proved developed and 97.6% were gas.

We operate in one reportable segment engaged in the exploration, development and production of oil and gas properties. Our properties can be summarized as follows:

•	Cherokee Basin. 152.7 Bcfe of estimated net proved reserves as of December 31, 2008 and an average net daily production of 57.3 Mmcfe for the year ended December 31, 2008 throughout six counties in southeastern Kansas and northeastern Oklahoma;

•	Appalachian Basin. 10.9 Bcfe of estimated net proved reserves as of December 31, 2008 and an average net daily production of 2.9 Mmcfe for the year ended December 31, 2008 predominantly in the Marcellus Shale and Devonian Sand formations in West Virginia and New York; and

•	Seminole County. 588,800 Bbls of estimated net proved reserves as of December 31, 2008 and an average net daily production of approximately 148 Bbls for the year ended December 31, 2008 of oil producing properties in Seminole County, Oklahoma.

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Oil and Gas Production

Cherokee Basin.  Our oil and gas production operations are primarily focused on the development of coal bed methane or CBM in a 15-county region in southeastern Kansas and northeastern Oklahoma known as the Cherokee Basin. As of December 31, 2008, we had 152.7 Bcfe of estimated net proved reserves in the Cherokee Basin, of which approximately 97.7% were CBM and 81.6% were proved developed. We operate approximately 99% of our existing Cherokee Basin wells, with an average net working interest of approximately 99% and an average net revenue interest of approximately 82%. We believe we are the largest producer of natural gas in the Cherokee Basin with an average net daily production of 57.3 Mmcfe for the year ended December 31, 2008. Our estimated net proved reserves in the Cherokee Basin at December 31, 2008 had a standardized measure of $129.8 million. Our Cherokee Basin reserves have an average proved reserve-to-production ratio of 7.3 years (5.0 years for our proved developed properties) as of December 31, 2008. Our typical Cherokee Basin CBM well has a predictable production profile and a standard economic life of approximately 15 years.

As of December 31, 2008, we were operating approximately 2,438 gross gas wells in the Cherokee Basin, of which over 95% were multi-seam wells, and 27 gross oil wells. As of December 31, 2008, we owned the development rights to approximately 557,603 net acres throughout the Cherokee Basin and had only developed approximately 59.6% of our acreage. For 2009, we budgeted approximately $3.8 million to drill seven new gross wells, connect and complete 49 existing gross wells, and connect and complete three existing salt water disposal wells in the Cherokee Basin. All of these new gas wells will be drilled on locations that are classified as containing proved reserves in our December 31, 2008 reserve report. In 2009, we plan to recomplete an estimated 10 gross wells, and we budgeted another $1.9 million for equipment, vehicle replacement, and other capital purchases. Recompletions generally consist of converting wells that were originally completed with single seam completions into multi-seam completions, which allows us to produce additional gas from different depths. In addition, we budgeted $2.4 million related to lease renewals and extensions for acreage that is expiring in 2009. However, we intend to fund these capital expenditures only to the extent that we have available cash from operations after taking into account our debt service obligations. We can give no assurance that any such funds will be available. For 2008, we had total capital expenditures of approximately $79 million, including $47 million to complete 328 gross wells and recomplete or restimulate 70 gross wells, which was within the budgeted amount. As of December 31, 2008, our undeveloped acreage contained approximately 1,893 gross CBM drilling locations, of which approximately 624 were classified as proved undeveloped. Over 97% of the CBM wells that have been drilled on our acreage to date have been successful. Historically, our Cherokee Basin acreage was developed utilizing primarily 160-acre spacing. However, during 2008, we developed some areas on 80-acre spacing. We are currently evaluating the results of this 80-acre spacing program. None of our acreage or producing wells are associated with coal mining operations.

Our acreage position in the Cherokee Basin is served by Bluestem Pipeline, LLC (“Bluestem”), a wholly-owned subsidiary of Quest Midstream. Bluestem owns and operates a natural gas gathering pipeline network of approximately 2,173 miles with a daily throughput capacity of approximately 85 Mmcf/d which is operated at about 90% capacity. We transport 99% of our Cherokee Basin gas production through Bluestem’s gas gathering pipeline network to interstate pipeline delivery points. As of December 31, 2008, we had an inventory of approximately 185 gross drilled CBM wells awaiting connection to Bluestem’s gas gathering pipeline.

Appalachian Basin.  On July 11, 2008, we acquired from QRCP producing properties in the Appalachian Basin that are operated by Quest Eastern Resource LLC (“Quest Eastern”), formerly PetroEdge, now a wholly-owned subsidiary of QRCP. Since the end of 2006, QRCP has actively pursued opportunities in the Marcellus Shale of the Appalachian Basin. At the time of the acquisition, we believed the characteristics of the Appalachian Basin were well suited to our structure as a master limited partnership.

On July 11, 2008, QRCP consummated the acquisition of PetroEdge for approximately $142 million, including transaction costs, after taking into account post-closing adjustments. The assets acquired were approximately 78,000 net acres of oil and natural gas producing properties in the Appalachian Basin with estimated proved reserves of 99.6 Bcfe as of May 1, 2008 and net production of approximately 3.3 Mmcfe/d.

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Simultaneous with the closing, QRCP sold oil and natural gas producing wells with estimated proved developed reserves of 32.9 Bcfe as of May 1, 2008 and all of the current net production to us for cash consideration of approximately $72 million, subject to post-closing adjustment. As of December 31, 2008, there were approximately 10.9 Bcfe of estimated net proved developed reserves associated with the Appalachian Basin assets sold to us. The remaining assets retained by QRCP had, as of December 31, 2008, an additional 7.7 Bcfe of estimated net proved undeveloped reserves. The 18.6 Bcfe of estimated net proved reserves in the Appalachian Basin, as of December 31, 2008, were approximately 68% proved developed. The decrease in estimated reserves from 99.6 Bcfe to 18.6 Bcfe is due primarily to a decrease in natural gas prices between May 1, 2008, the date of the PetroEdge reserve report, and year-end (35.5 Bcfe) and revisions due to further technical analysis of the reserves (43.2 Bcfe). Upon further technical analysis, our management discovered that the Marcellus zone proved developed non-producing reserves associated with 82 wells, totaling 14.6 Bcfe, were not completed and were not directly offset by productive wells; therefore those reserves were removed from the reserve report as of December 31, 2008. Well performance for certain producing wells was judged not to be meeting expectation and the reserves expected to be recovered from such wells was reduced by 2.6 Bcfe. The proved undeveloped reserves acquired were evaluated by an independent reservoir engineering firm other than Cawley, Gillespie & Associates, Inc. at the time of the PetroEdge acquisition. The evaluation included proved undeveloped locations based upon acre spacing, assuming blanket coverage of the area by productive zones. Securities and Exchange Commission (“SEC”) rules require a proved undeveloped location to be recorded in reserves only if it is directly offset by a productive well. The reserve report prepared at the time of the acquisition included 145 locations, totaling 26.0 Bcfe, that have been removed from the reserve report as of December 31, 2008. The personnel responsible for analyzing and validating the reserve report used for this acquisition are no longer part of our management team.

As of December 31, 2008, we owned approximately 500 gross gas wells in the Appalachian Basin. Quest Eastern operates approximately 99% of these existing wells on our behalf. We have an average net working interest of approximately 93% and an average net revenue interest of approximately 75%. Our average net daily production in the Appalachian Basin was approximately 2.9 Mmcfe for the year ended December 31, 2008. Our estimated net proved reserves in the Appalachian Basin at December 31, 2008 were 10.9 Bcfe and had a standardized measure of $19.6 million. Our reserves in the Appalachian Basin have an average proved reserve-to-production ratio of 17.5 years (10.7 years for our proved developed properties) as of December 31, 2008. Our typical Marcellus Shale well has a predictable production profile and a standard economic life of approximately 50 years.

For 2009, we budgeted $1.4 million for artificial lift equipment, vehicle replacement and purchases and salt water disposal facilities. However, we intend to fund these capital expenditures only to the extent that we have available cash after taking into account our debt service and other obligations. We can give no assurance that any such funds will be available based on current commodity prices and other current conditions.

Quest Eastern owns and operates a gas gathering pipeline network of approximately 183 miles that serves our acreage position in the Appalachian Basin. The pipeline delivers both to intrastate gathering and interstate pipeline delivery points. Presently, this system has a maximum daily throughput of approximately 15.0 Mmcf and is operating at about 20% capacity. All of our Appalachian Basin gas production is transported by Quest Eastern’s gas gathering pipeline network.

Seminole County, Oklahoma.  We own 55 gross productive oil wells and the development rights to approximately 1,481 net acres in Seminole County, Oklahoma. As of December 31, 2008, the oil producing properties had estimated net proved reserves of 588,800 Bbls, all of which are proved developed producing. During 2008, net production for our Seminole County properties was 148 Bbls/d. Our oil production operations in Seminole County are primarily focused on the development of the Hunton Formation. We believe there are approximately 11 horizontal drilling locations for the Hunton Formation on our acreage. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approval, oil prices, costs and drilling results. There were no proved undeveloped reserves given to these locations as of December 31, 2008. All production from Seminole County is transported via trucks.

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Recent Developments

PetroEdge Acquisition

As discussed above under “Overview — Oil and Gas Production — Appalachian Basin,” on July 11, 2008, QRCP acquired PetroEdge and simultaneously sold PetroEdge’s oil and natural gas producing wells to us. We funded our purchase of the PetroEdge wellbores with borrowings under our revolving credit facility, which was increased from $160 million to $190 million as part of the acquisition, and the proceeds of a $45 million, six-month term loan under our Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement”) with Royal Bank of Canada (“RBC”), as administrative agent and collateral agent, KeyBank National Association, as syndication agent, Société Générale, as documentation agent, and the lenders party thereto.

The purpose of the PetroEdge acquisition was to expand our operations to another geologic basin with less basis differential, that had significant resource potential. The acquisition closed during the peak month of natural gas pricing in 2008.

Internal Investigation; Restatements and Reaudits

On August 23, 2008, only six weeks after the PetroEdge transaction closed, Jerry D. Cash, the former chief executive officer, resigned following the discovery of the Transfers. The Transfers were brought to the attention of the boards of directors of each of Quest Energy GP, Quest Midstream GP and QRCP as a result of an inquiry and investigation that had been initiated by the Oklahoma Department of Securities. Quest Energy GP’s board of directors, jointly with the boards of directors of Quest Midstream GP and QRCP, formed a joint special committee to investigate the matter and to consider the effect on our consolidated financial statements. The joint special committee retained numerous professionals to assist with the internal investigation and other matters during the period following the discovery of the Transfers. To conduct the internal investigation, independent legal counsel was retained to report to the joint special committee and to interact with various government agencies, including the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the SEC and the Internal Revenue Service (“IRS”). We also retained a new independent registered public accounting firm to reaudit our consolidated financial statements and the carve out financial statements of our Predecessor.

The investigation is substantially complete. The investigation revealed that the Transfers resulted in a loss of funds totaling approximately $10 million by QRCP. Further, it was determined that David E. Grose directly participated and/or materially aided Jerry D. Cash in connection with the unauthorized Transfers. In addition, the Oklahoma Department of Securities has filed a lawsuit alleging that David E. Grose and Brent Mueller each received kickbacks of approximately $0.9 million from several related suppliers over a two-year period and that during the third quarter of 2008, they also engaged in the direct theft of $1 million for their personal benefit and use. In March 2009, Mr. Mueller pled guilty to one felony count of misprision of justice. Sentencing is pending. We filed lawsuits against all three of these individuals seeking an asset freeze and damages related to the Transfers, kickbacks and thefts and we intend to pursue all remedies available under the law. The lawsuits against Jerry D. Cash were settled on May 19, 2009. See “— Settlement Agreements” below. There can be no assurance that we will be successful in recovering any additional amounts. Any additional recoveries may consist of assets other than cash and accurately valuing such assets in the current economic climate may be difficult. Any amounts recovered will be recognized by us for financial accounting purposes only in the period in which the recovery occurs. We received all of Mr. Cash’s equity interest in STP Newco, Inc. (“STP”), which owns certain oil producing properties in Oklahoma, as reimbursement for a portion of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by us. We are in the process of establishing the value of the interest in STP.

We, our general partner, QRCP and certain of the officers and directors of our general partner have been named as defendants in a number of securities class action lawsuits and securityholder derivative lawsuits arising out of or related to the Transfers. See Item 3. “Legal Proceedings.”

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We experienced significant increased costs in the second half of 2008 and continue to experience such increased costs in the first half of 2009 due to, among other things:

•	We had costs associated with the internal investigation and our responding to inquiries from the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the SEC and the IRS.

•	As a result of the resignation of Jerry D. Cash and the termination of David E. Grose, consultants were immediately retained to perform the accounting and finance functions and to assist in the determination of the intercompany debt discussed below under “— Intercompany Accounts.”

•	We retained law firms to respond to the class action and derivative suits that have been filed against us, our general partner and QRCP and to pursue the claims against the former employees.

•	We had costs associated with amending our credit agreements and obtaining the necessary waivers from our lenders thereunder as well as incremental increased interest expense related thereto. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

•	We retained new external auditors, who completed reaudits of our restated consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007, and of the Predecessor’s consolidated financial statements as of and for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to November 14, 2007.

•	We retained financial advisors to consider strategic options and retained outside legal counsel or increased the amount of work being performed by our previously engaged outside legal counsel.

We estimate that our share of the increased costs related to the foregoing will be between approximately $3.5 million and $4.0 million.

Global Financial Crisis and Impact on Capital Markets and Commodity Prices

At about the same time as the Transfers were discovered, the global economy experienced a significant downturn. The crisis began over concerns related to the U.S. financial system and quickly grew to impact a wide range of industries. There were two significant ramifications to the exploration and production industry as the economy continued to deteriorate. The first was that capital markets essentially froze. Equity, debt and credit markets shut down. Future growth opportunities have been and are expected to continue to be constrained by the lack of access to liquidity in the financial markets.

The second impact to the industry was that fear of global recession resulted in a significant decline in oil and gas prices. In addition to the decline in oil and gas prices, the differential from NYMEX pricing to our sales point for our Cherokee Basin gas production has widened and is still at unprecedented levels of volatility.

Our operations and financial condition are significantly impacted by these prices. During the year ended December 31, 2008, the NYMEX monthly gas index price (last day) ranged from a high of $13.58 per Mmbtu to a low of $5.29 per Mmbtu. Natural gas prices came under pressure in the second half of the year as a result of lower domestic product demand that was caused by the weakening economy and concerns over excess supply of natural gas. In the Cherokee Basin, where we produce and sell most of our gas, there has been a widening of the historical discount of prices in the area to the NYMEX pricing point at Henry Hub as a result of elevated levels of natural gas drilling activity in the region and a lack of pipeline takeaway capacity. During 2008, this discount (or basis differential) in the Cherokee Basin ranged from $0.67 per Mmbtu to $3.62 per Mmbtu.

The spot price for NYMEX crude oil in 2008 ranged from a high of $145.29 per barrel in early July to a low of $33.87 per barrel in late December. The volatility in oil prices during the year was a result of the worldwide recession, geopolitical activities, worldwide supply disruptions, actions taken by the Organization of Petroleum Exporting Countries and the value of the U.S. dollar in international currency markets as well as

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domestic concerns about refinery utilization and petroleum product inventories pushing prices up during the first half of the year. Due to our relatively low level of oil production relative to gas and our existing commodity hedge positions, the volatility of oil prices had less of an effect on our operations.

Overall, as a result, our operating profitability was seriously adversely affected during the second half of 2008 and is expected to continue to be impaired during 2009. While our existing commodity hedge position mitigates the impact of commodity price declines, it does not eliminate the potential effects of changing commodity prices. See Item 1A. “Risk Factors — Risks Related to Our Business — The current financial crisis and economic conditions may have a material adverse impact on our business and financial condition that we cannot predict.”

Management Personnel Changes

In connection with the investigation of the Transfers, Jerry D. Cash, the former Chairman of the Board of our general partner and the Chief Executive Officer, resigned on August 23, 2008, and David E. Grose, the former Chief Financial Officer, was placed on administrative leave on August 22, 2008. On August 24, 2008, the Chief Operating Officer, David Lawler, was appointed President, and Jack Collins, Executive Vice President of Investor Relations, was appointed Interim Chief Financial Officer. On September 13, 2008, Mr. Grose was terminated from all positions. After an extensive external search, Eddie LeBlanc became the Chief Financial Officer on January 9, 2009, with Mr. Collins becoming Executive Vice President of Finance/Corporate Development. On May 7, 2009, Mr. Lawler was appointed Chief Executive Officer.

NASDAQ Non-compliance

Our common units are currently listed on the NASDAQ Global Market. On November 19, 2008, we received a letter from the staff of NASDAQ indicating that, because of our failure to timely file our Form 10-Q for the quarter ended September 30, 2008, we no longer complied with the continued listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14) (now Rule 5250(c)(1)). As permitted by NASDAQ rules, on January 20, 2009, we timely submitted a plan to NASDAQ staff to regain compliance. Following a review of this plan, NASDAQ staff granted us an extension until May 18, 2009 to file our Form 10-Q. We did not file our Form 10-Q for the quarter ended September 30, 2008 on that date. On May 18, 2009, we received a staff determination notice (the “Staff Determination”) from NASDAQ stating that our common units were subject to delisting since we were not in compliance with the filing requirements for continued listing. A hearing to appeal the Staff Determination was held on June 11, 2009 before the NASDAQ Listing Qualifications Hearing Panel (the “Panel”). On July 15, 2009, we received a letter from NASDAQ advising us that the Panel had granted our request for continued listing on NASDAQ. The terms of the Panel’s decision include a condition that we file our quarterly reports on Form 10-Q for the quarters ended September 30, 2008 and March 31, 2009 by August 15, 2009. If we have not filed all of our delinquent periodic reports by August 15, 2009, there can be no assurances that the Panel will grant a further extension to allow us additional time to file such reports or that our common units will not be delisted.

Credit Agreement Amendments

In October 2008, we and our operating subsidiary Quest Cherokee entered into amendments to our Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement”) and our Amended and Restated Credit Agreement (our “First Lien Credit Agreement”, and collectively our “credit agreements”) that, among other things, amended and/or waived certain of the representations and covenants contained in each credit agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among us, QRCP and Quest Midstream. The amendment to our Second Lien Loan Agreement also extended the maturity date thereof from January 11, 2009 to September 30, 2009 due to our inability to refinance the Second Lien Loan Agreement as a result of a combination of things including the ongoing investigation and the global financial crisis. The amendments also restricted our ability to pay distributions.

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In June 2009, we and Quest Cherokee entered into amendments to our credit agreements that, among other things, defer until August 15, 2009 the obligation to deliver unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

In July 2009, Quest Cherokee received notice from RBC that the borrowing base under the First Lien Credit Agreement had been reduced from $190 million to $160 million, which, following the principal payment discussed below, resulted in the outstanding borrowings under the First Lien Credit Agreement exceeding the new borrowing base by $14 million (the “Borrowing Base Deficiency”). In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Cherokee did not exit were set to market prices at the time. At the same time, Quest Cherokee entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the First Lien Credit Agreement. On July 8, 2009, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements” for additional information regarding our credit agreements.

Suspension of Distributions

The board of directors of our general partner suspended distributions on our subordinated units for the third quarter of 2008 and on all units starting with the distribution for the fourth quarter of 2008. Factors significantly impacting the determination that there was no available cash for distribution include the following:

•	the decline in our cash flows from operations due to declines in oil and natural gas prices during the last half of 2008,

•	the costs of the investigation and associated remedial actions, including the reaudit and restatement of our financial statements,

•	concerns about a potential borrowing base redetermination in the second quarter of 2009,

•	the need to conserve cash to properly conduct operations and maintain strategic options, and

•	the need to repay or refinance our term loan by September 30, 2009.

We do not expect to have any available cash to pay distributions in 2009 and we are unable to estimate at this time when such distributions may, if ever, be resumed. In October of 2008, our credit agreements were amended. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.” The amended terms of our credit agreements restrict our ability to pay distributions, among other things. Even if the restrictions on the payment of distributions under our credit agreements are removed, we may continue to not pay distributions in order to conserve cash for the repayment of indebtedness or other business purposes.

Even if we do not pay distributions, our unitholders may be liable for taxes on their share of our taxable income.

Intercompany Accounts

As part of the investigation, we determined that our former chief financial officer had not been promptly settling intercompany accounts among us, Quest Midstream and QRCP. Intercompany balances as of September 30, 2008 were quantified and have been paid. We paid Quest Midstream $4.0 million, including interest, in February 2009.

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Cost-cutting Measures

In addition to the suspension of distributions discussed above, during the third and fourth quarters of 2008, we took significant actions to reduce our costs and retain cash for our anticipated debt service requirements during 2009. Among other things, we significantly reduced our level of maintenance and expansion capital expenditures, our general partner and QRCP each elected Mr. LeBlanc as the new Chief Financial Officer, which allowed the termination of the consultants that had been hired to assist the interim chief financial officer, and QRCP eliminated 56 field level positions and 3 corporate office positions. We continue to evaluate additional options to further reduce our expenditures.

Decrease in Year-End Reserves; Impairment

Due to the low price for natural gas as of December 31, 2008 as described above, revisions resulting from further technical analysis (see Note 19 — Supplemental Information on Oil and Gas Producing Activities (Unaudited) to the accompanying consolidated financial statements) and production during the year, proved reserves decreased 20.8% to 167.1 Bcfe at December 31, 2008 from 211.1 Bcfe at December 31, 2007, and the standardized measure of our proved reserves decreased 51.6% to $156.1 million as of December 31, 2008 from $322.5 million as of December 31, 2007. The December 31, 2008 reserves were calculated using a spot price of $5.71 per Mmbtu (adjusted for basis differential, prices were $5.93 per Mmbtu in the Appalachian Basin and $4.84 per Mmbtu in the Cherokee Basin). As a result of this decrease, we recognized a non-cash impairment of $245.6 million for the year ended December 31, 2008. As a result, the lenders under our revolving credit facility reduced our borrowing base in July 2009. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Liquidity in 2009 and Capital Requirements.”

Seminole County Acreage Acquisition

In early February 2008, we purchased certain oil producing properties in Seminole County, Oklahoma from a private company for $9.5 million. In connection with the acquisition, we entered into crude oil swaps for approximately 80% of the estimated production from the property’s proved developed producing reserves at WTI-NYMEX prices per barrel of oil of approximately $96.00 in 2008, $90.00 in 2009, and $87.50 for 2010. The acquisition was financed with borrowings under our First Lien Credit Agreement. As of December 31, 2008, the properties had estimated net proved reserves of 588,800 Bbls, all of which were proved developed producing.

Settlement Agreements

As discussed above, we and QRCP filed lawsuits against Mr. Cash, the entity controlled by Mr. Cash that was used in connection with the Transfers and two former officers, who are the other owners of this controlled-entity, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we, QRCP and Quest Midstream entered into settlement agreements with Mr. Cash, his controlled-entity and the other owners to settle this litigation. Under the terms of the settlement agreements, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas. While QRCP estimates the value of these assets to be less than the amount of the Transfers and the cost of the internal investigation, they represent the majority of the value of the controlled-entity. QRCP did not take Mr. Cash’s stock in QRCP, which he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock. We received all of Mr. Cash’s equity interest in STP, which owns certain oil producing properties in Oklahoma, as reimbursement for a portion of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by us. We are in the process of establishing the value of the interest in STP.

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2008 Operating Results

Our strategy prior to the events discussed above was to generate stable cash flows allowing us to increase distributable cash flow per unit over time. This strategy was supported by a talented engineering and operating team assembled over the last two years. These teams met or exceeded a number of performance-related goals that were established by management at the beginning of the year. For example, we planned to drill 325 wells in the Cherokee Basin in 2008. We connected 328 wells in eight months, three months ahead of schedule, and delivered the results within our capital budget for the year. We did not drill any wells during the final four months of the year due to limited capital availability and low commodity prices. In addition, we had historically struggled to maintain a low level of wells offline due to well failures. For December 2008, on average less than 2% of our approximately 2,500 Cherokee Basin wells were offline per day. This level of performance was achieved through the implementation of rigorous engineering reviews, statistical failure analysis and the latest de-liquification process control technology. Our net production for 2008 was 21.75 Bcfe, which is a 27.8% increase over our net production in 2007 of 17.02 Bcfe. We have also improved our safety culture by decreasing OSHA recordable incidents by 32% in 2008 as compared to 2007.

Recombination

Given the liquidity challenges we are facing, we have undertaken a strategic review of our assets and have evaluated and continue to evaluate transactions to dispose of assets, liquidate derivative contracts, or enter into new derivative contracts in order to raise additional funds for operations and/or to repay indebtedness. In addition, in the current economic environment we believe the complexity and added overhead costs of QRCP’s corporate structure is negatively affecting our ability to restructure our indebtedness and raise additional equity. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” On July 2, 2009, we, Quest Midstream, QRCP and other parties thereto entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the three companies would recombine. The recombination would be effected by forming a new, yet to be named, publicly-traded corporation (“New Quest”) that, through a series of mergers and entity conversions, would wholly-own all three entities. The Merger Agreement follows the execution of a non-binding letter of intent by the three Quest entities that was publicly announced on June 3, 2009. New Quest would continue to develop the unconventional resources of the Cherokee and Appalachian Basins with a clear focus on value creation through efficient operations. While we anticipate completion of the Recombination before the end of 2009, it remains subject to the satisfaction of a number of conditions, including, among others, the arrangement of one or more satisfactory credit facilities for New Quest, the approval of the transaction by our unitholders, QRCP stockholders and the unitholders of Quest Midstream, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of New Quest would be owned approximately 33% by our current common unitholders (other than QRCP), approximately 44% by current Quest Midstream common unitholders, and approximately 23% by current QRCP stockholders.

Our Relationship with QRCP and Quest Midstream

QRCP is an integrated independent energy company engaged in the acquisition, exploration, development, production and transportation of oil and natural gas. QRCP controls us through its ownership of our general partner, which owns a 2% general partner interest in us as well as all of the incentive distribution rights.

Pursuant to a midstream services and gas dedication agreement, all of our natural gas production in the Cherokee Basin is connected into Quest Midstream’s approximately 2,173-mile natural gas gathering pipeline network. Quest Midstream is a privately owned master limited partnership, formed by QRCP to acquire and develop transmission and gathering assets in the midstream oil and natural gas industry. For additional descriptions concerning our relationships with QRCP and our other affiliates, see Item 13. “Certain Relationships and Related Transactions, and Director Independence” in this Annual Report on Form 10-K/A.

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Organizational Structure

The following chart reflects our complete organizational structure and our relationship with QRCP and Quest Midstream. The chart excludes 15,000 common units issued, or to be issued, to our independent directors.

In connection with our initial public offering in 2007, we entered into the following agreements with QRCP:

Omnibus Agreement.  We, our general partner, and QRCP entered into an Omnibus Agreement, which governs QRCP’s and its affiliates’ relationships with us regarding the following matters:

•	reimbursement of certain insurance, operating and general and administrative expenses incurred on our behalf;

•	indemnification for certain environmental liabilities, tax liabilities, tax defects and other losses in connection with assets;

•	a license for the use of the Quest name and mark; and

•	our right to purchase from QRCP and its affiliates certain assets that they acquire within the Cherokee Basin.

QRCP’s maximum liability for its environmental indemnification obligations will not exceed $5 million, and it will not have any indemnification obligation for environmental claims or title defects until our aggregate losses exceed $500,000.

Management Agreement.  We, our general partner, and Quest Energy Service entered into a Management Services Agreement, under which Quest Energy Service provides acquisition services and general and administrative services, such as SEC reporting and filings, Sarbanes-Oxley compliance, accounting, audit, finance, tax, benefits, compensation and human resources administration, property management, risk management, land, marketing, legal and engineering to us, as directed by our general partner, for which we reimburse Quest Energy Service on a monthly basis for the reasonable costs of the services provided.

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Description of Our Properties and Projects

Cherokee Basin

We produce CBM gas out of our properties located in the Cherokee Basin. The Cherokee Basin is located in southeastern Kansas and northeastern Oklahoma. Geologically, it is situated between the Forest City Basin to the north, the Arkoma Basin to the south, the Ozark Dome to the east and the Nemaha Ridge to the west. The Cherokee Basin is a mature producing area with respect to conventional reservoirs such as the Bartlesville sandstones and the Mississippian limestones, which were developed beginning in the early 1900s.

The Cherokee Basin is part of the Western Interior Coal Region of the central United States. The coal seams we target for development are found at depths of 300 to 1,400 feet. The principal formations we target include the Mulky, Weir-Pittsburgh and the Riverton. These coal seams are blanket type deposits, which extend across large areas of the basin. Each of these seams generally range from two to five feet thick. Additional minor coal seams such as the Summit, Bevier, Fleming and Rowe are found at varying locations throughout the basin. These seams range in thickness from one to two feet.

The rock containing conventional gas, referred to as “source rock,” is usually different from reservoir rock, which is the rock through which the conventional gas is produced, while in CBM, the coal seam serves as both the source rock and the reservoir rock. The storage mechanism is also different. Gas is stored in the pore or void space of the rock in conventional gas, but in CBM, most, and frequently all, of the gas is stored by adsorption. This adsorption allows large quantities of gas to be stored at relatively low pressures. A unique characteristic of CBM is that the gas flow can be increased by reducing the reservoir pressure. Frequently, the coal bed pore space, which is in the form of cleats or fractures, is filled with water. The reservoir pressure is reduced by pumping out the water, releasing the methane from the molecular structure, which allows the methane to flow through the cleat structure to the well bore. Because of the necessity to remove water and reduce the pressure within the coal seam, CBM, unlike conventional hydrocarbons, often will not show immediately on initial production testing. Coalbed formations typically require extensive dewatering and depressuring before desorption can occur and the methane begins to flow at commercial rates. Our Cherokee Basin CBM properties typically dewater for a period of 12 months before peak production rates are achieved.

CBM and conventional gas both have methane as their major component. While conventional gas often has more complex hydrocarbon gases, CBM rarely has more than 2% of the more complex hydrocarbons. Once coalbed methane has been produced, it is gathered, transported, marketed and priced in the same manner as conventional gas. The CBM produced from our Cherokee Basin properties has an Mmbtu content of approximately 970 Mmbtu, compared to conventional natural gas hydrocarbon production which can typically vary from 1,050-1,300 Mmbtus.

The content of gas within a coal seam is measured through gas desorption testing. The ability to flow gas and water to the wellbore in a CBM well is determined by the fracture or cleat network in the coal. While, at shallow depths of less than 500 feet, these fractures are sometimes open enough to produce the fluids naturally, at greater depths the networks are progressively squeezed shut, reducing the ability to flow. It is necessary to provide other avenues of flow such as hydraulically fracturing the coal seam. By pumping fluids at high pressure, fractures are opened in the coal and a slurry of fluid and sand is pumped into the fractures so that the fractures remain open after the release of pressure, thereby enhancing the flow of both water and gas to allow the economic production of gas.

Cherokee Basin Projects

Historically, we have developed our CBM reserves in the Cherokee Basin on 160-acre spacing. However, during 2008 we developed some areas on 80-acre spacing. We are currently evaluating the results of this 80-acre spacing program. Our wells generally reach total depth in 1.5 days and our average cost in 2008 to drill and complete a well, excluding the related pipeline infrastructure, was approximately $135,000. We estimate that for 2009, our average cost for drilling and completing a well will be between $113,000 and $125,000 excluding the related pipeline infrastructure. For 2009, in the Cherokee Basin, we have budgeted approximately $3.8 million to drill seven new gross wells, connect and complete 49 existing gross wells, and

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connect and complete three existing salt water disposal wells. All of these new gas wells will be drilled on locations that are classified as containing proved reserves in our December 31, 2008 reserve report. In 2009, we also plan to recomplete an estimated 10 gross wells, and we budgeted another $1.9 million for equipment, vehicle replacement, and other capital purchases, including the replacement of some of our existing pumps with submersible pumps that we believe provide enhanced removal of water from the wells. In addition, we have budgeted $2.4 million related to lease renewals and extensions for acreage that is expiring in 2009. However, we intend to fund these capital expenditures only to the extent that we have available cash from operations after taking into account our debt service. We can give no assurance that any such funds will be available.

We perforate and frac the multiple coal seams present in each well. Our typical Cherokee Basin multi-seam CBM well has net reserves of 130 Mmcf. Our general production profile for a CBM well averages an initial production rate of 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered. A period of relatively flat production of 50-55 Mcf/d (net) follows the initial dewatering period for a period of approximately twelve months. After 24 months, production begins to decline. The standard economic life is approximately 15 years. Our completed wells rely on very basic industry technology.

Our development activities in the Cherokee Basin also include a program to recomplete CBM wells that produce from a single coal seam to wells that produce from multiple coal seams. During the year ended December 31, 2008, we recompleted approximately 10 wellbores in Kansas and an additional four wellbores in Oklahoma. For 2009, we plan to recomplete an estimated 10 gross wells. However, we intend to fund these recompletions only to the extent that we have available cash from operations after taking into account our debt service obligations. We can give no assurance that such funds will be available. We believe we have approximately 200 additional wellbores that are candidates for recompletion to multi-seam producers. The recompletion strategy is to add four to five additional pay zones to each wellbore, in a two-stage process at an average cost of approximately $16,000 per well. Adding new zones to a well has a brief negative effect on production by first taking the well offline to perform the work and then by introducing a second dewatering phase of the newly completed formations. However, in the long term, we believe the impact of the multi-seam recompletions will be positive as a result of an increase in the rate of production and the ultimate recoverable reserves available per well.

Wells are equipped with small pumping units to facilitate the dewatering of the producing coal seams. Generally, upon initial production, a single coal seam will produce 50-60 Bbls of water per day. A multi-seam completion produces about 150 Bbls of water per day. Eventually, water production subsides to 30-50 Bbls per day. Produced water is disposed through injection wells we drill into the underlying Arbuckle formation. One disposal well will generally handle the water produced from 25 CBM wells.

Appalachian Basin

The Appalachian Basin is one of the largest and oldest producing basins within the United States. It is a northeast to southwest trending, elongated basin that deepens with thicker sections to the east. This basin takes in southern New York, Pennsylvania, eastern Ohio, extreme western Maryland, West Virginia, Kentucky, extreme western/northwestern Virginia, and portions of Tennessee. The basin is bounded on the east by a line of metamorphic rocks known as the Blue Ridge province which is thrusted to the west over the basin margin. Most prospective sedimentary rocks containing hydrocarbons are found at depths of approximately 1,000-9,000 feet with shallowest production in areas where oil and gas are seeping from the outcrop. Most productive horizons are found in sedimentary strata of Pennsylvanian, Mississippian, Devonian, Silurian, and Ordovician age. The Appalachian Basin has been an active area for oil and gas exploration, production and marketing since the mid-1800s. Although deeper zones are of interest, the main exploration and development targets are the Mississippian and Devonian sections.

Our main area of interest is within West Virginia, where there are producing formations at depths of 1,500 feet to approximately 8,000 feet. Specifically, our main production targets are the lower Devonian Marcellus Shale, the shallow Mississippian (Big Injun, Maxton, Berea, Pocono, Big Lime), and the Upper

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Devonian (Riley, Benson, Java, Alexander, Elk, Cashaqua, Middlesex, West River and Genesee, including the Huron Shale members, Rhinestreet Shales). Although deeper targets are of interest (Onondaga and Oriskany), they are of lesser importance. The Mississippian formations are a conventional petroleum reservoir with the Devonian sections being a non-conventional energy resource.

The method for exploring and drilling these targets is different in several aspects. The Mississippian and Upper Devonian sections are explored through vertical drilling. The lower Marcellus section is explored by both vertical and horizontal drilling. The Mississippian section is identified by distinct sand and limestone zones with conventional porosity and permeability. Depths range from 1,000-2,500 feet deep. The Upper Devonian sands, siltstones, and shales are identified as multiple stacked pay lenses with depths ranging from 2,500-7,000 feet deep. The Marcellus Shale ranges in depth from 5,900 feet in portions of West Virginia to 7,100 feet in other portions of West Virginia. In certain areas of our leasehold, vertical wells are drilled with combination completions in the Mississippian, Upper Devonian, and the Marcellus. Occasionally, vertical wells might only complete a single section of the three prospective pay intervals.

Appalachian Basin Projects

As discussed under “— Recent Developments,” in July 2008, we completed the acquisition of PetroEdge assets, which expanded our position in the Appalachian Basin. At December 31, 2008, our estimated net proved reserves in the Appalachian Basin totaled 10.9 Bcfe and were producing approximately 2.9 Mmcfe/d.

For 2009, we budgeted $1.4 million for artificial lift equipment, vehicle replacement and purchases and salt water disposal facilities. However, we intend to fund these capital expenditures only to the extent that we have available cash after taking into account our debt service and other obligations. We can give no assurance that any such funds will be available based on current commodity prices and other current conditions.

Seminole County, Oklahoma

Our Seminole County, Oklahoma oil producing property is located in south central Oklahoma. This mature oil producing property was originally discovered in 1926 and has undergone several periods of re-development since that time. Two producing horizons include the Hunton Limestone at approximately 4,100 feet and the First Wilcox Sand at approximately 4,300 feet. The Hunton Limestone is the main current producing horizon in the field. Produced water is disposed on-site. Primary oil recovery from the Hunton with vertical wells was limited by discontinuous porosity development in the Hunton reservoir. Early attempts to waterflood this horizon met with poor results. We plan to further develop the Hunton horizon with horizontal drilling.

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Oil and Gas Data

Estimated Net Proved Reserves

The following table presents our estimated net proved oil and gas reserves relating to our oil and natural gas properties as of the dates presented based on our reserve reports as of the dates listed below. The data was prepared by the petroleum engineering firm Cawley, Gillespie & Associates, Inc. in Ft. Worth, Texas. We filed estimates of our oil and gas reserves for the calendar years 2008, 2007 and 2006 with the Energy Information Administration of the U.S. Department of Energy on Form EIA-23. The data on Form EIA-23 was presented on a different basis, and included 100% of the oil and gas volumes from our operated properties only, regardless of our net interest. The difference between the oil and gas reserves reported on Form EIA-23 and those reported in this table exceeds 5%. The standardized measure values shown in the table are not intended to represent the current market value of our estimated oil and gas reserves and do not reflect any hedges. Proved reserves at December 31, 2008 were determined using year-end prices of $44.60 per barrel of oil and $5.71 per Mcf of gas, compared to $96.10 per barrel of oil and $6.43 per Mcf of gas at December 31, 2007, and $61.06 per barrel of oil and $6.03 per Mcf of gas at December 31, 2006.

	Successor		Predecessor
	December 31,
	2008	2007	2006

Proved reserves
Gas (Mcf)	162,984,141	210,923,406	198,040,000
Oil (Bbls)	682,031	36,556	32,272
Total (Mcfe)	167,076,327	211,142,742	198,233,632
Proved developed gas reserves (Mcf)	134,837,100	140,966,300	122,390,400
Proved undeveloped gas reserves (Mcf)	28,147,041	69,957,106	75,649,600
Proved developed oil reserves (Bbls)(1)	682,031	36,556	32,272
Proved developed reserves as a percentage of total proved reserves	83.2%	66.9%	61.8%
Standardized measure (in thousands)(2)	$156,057	$322,538	$230,832

(1)	Although we have proved undeveloped oil reserves, they are insignificant, so no effort was made to calculate such reserves.

(2)	Standardized measure is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenues. Our standardized measure does not reflect any future income tax expenses, for the successor period, because we are not subject to federal income taxes. Standardized measure does not give effect to commodity derivative transactions. For a description of our derivative transactions, see Note 7 — Financial Instruments and Note 6 — Derivative Financial Instruments, in the notes to the consolidated financial statements of this Form 10-K/A. The standardized measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standards Board (“FASB”) pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

The data in the table above represents estimates only. Oil and gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and gas that are ultimately recovered. See Item 1A. “Risk Factors — Risks Related to Our Business — Our estimated proved reserves are based on assumptions that may prove to be inaccurate. Any material inaccuracies

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in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.”

Production Volumes, Sales Prices and Production Costs

The following table sets forth information regarding the oil and natural gas properties owned by us through our subsidiaries. The oil and gas production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells. All sales data excludes the effects of our derivative financial instruments.

	Successor		Predecessor
		November 15	January 1
	Year Ended	to	to	Year Ended
	December 31,	December 31,	November 14,	December 31,
	2008	2007	2007	2006

Net Production:
Gas (Bcf)	21.33	2.43	14.55	12.30
Oil (Bbls)	69,812	396	6,674	9,808
Gas equivalent (Bcfe)	21.75	2.43	14.59	12.36
Oil and Gas Sales ($ in thousands):
Gas sales	$156,044	$15,314	$89,539	$71,836
Oil sales	6,448	34	398	574

Total oil and gas sales	$162,492	$15,348	$89,937	$72,410
Avg Sales Price:
Gas ($ per Mcf)	$7.32	$6.30	$6.15	$5.84
Oil ($ per Bbl)	$92.36	$85.86	$59.63	$58.52
Gas equivalent ($ per Mcfe)	$7.47	$6.32	$6.16	$5.86
Oil and gas operating expenses ($ per Mcfe):
Lifting	$1.56	$1.73	$1.22	$1.52
Production and property tax	0.45	0.41	0.43	0.49

Net Revenue ($ per Mcfe)	$5.46	$4.18	$4.51	$3.85

Producing Wells and Acreage

The following tables set forth information regarding our ownership of productive wells and total acres as of December 31, 2006, 2007 and 2008. For purposes of the table below, productive wells consist of producing wells and wells capable of production.

	Productive Wells
	Gas(1)		Oil		Total
	Gross	Net	Gross	Net	Gross	Net

Predecessor:
December 31, 2006	1,653	1,635.0	29	28.1	1,682	1,663.1
Successor:
December 31, 2007	2,225	2,218.2	29	28.1	2,254	2,246.3
December 31, 2008(2)	2,873	2,825.0	82	80.2	2,955	2,905.2

(1)	At December 31, 2008, we had approximately 2,346 gross wells in the Cherokee Basin that were producing from multiple seams.

(2)	Includes approximately 500 gross productive Appalachian Basin wells acquired in the PetroEdge acquisition and 55 gross productive oil wells acquired in Seminole County, Oklahoma.

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	Leasehold Acreage
	Producing(1)		Nonproducing		Total
	Gross	Net	Gross	Net	Gross	Net

Predecessor:
December 31, 2006(2)	394,795	385,148	132,189	124,774	526,984	509,922
Successor:
December 31, 2007	402,888	393,320	179,524	164,870	582,412	558,190
December 31, 2008	416,200	408,161	160,062	150,923	576,262	559,084

(1)	Includes acreage held by production under the terms of the lease.

(2)	Approximately 45,000 net acres that were included in the 2006 leasehold acreage amounts have expired.

As of December 31, 2008, in the Cherokee Basin, we had 332,401 net developed acres and 225,202 net undeveloped acres. Developed acres are acres spaced or assigned to productive wells/units based upon governmental authority or standard industry practice. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether such acreage contains proved reserves.

Drilling Activities

The table below sets forth the number of wells completed at any time during the period, regardless of when drilling was initiated. Our drilling, recompletion, abandonment, and acquisition activities for the periods indicated are shown below (this information is inclusive of all basins and areas):

	Successor				Predecessor
			November 15		January 1
	Year Ended		through		through		Year Ended
	December 31,		December 31,		November 14,		December 31,
	2008		2007		2007		2006
	Oil & Gas		Gas(1)		Gas(1)		Gas(1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploratory wells drilled:
Capable of production	—	—	—	—	—	—	—	—
Dry	—	—	—	—	—	—	—	—
Development wells drilled:
Capable of production	323	323	40	40	532	532	621	621
Dry			—	—	—	—	—	—
Wells plugged and abandoned	17	17	—	—	—	—	—	—
Wells acquired capable of production(2)	549	513	—	—	—	—	—	—

Net increase in capable wells	855	819	40	40	532	532	621	621

Recompletion of old wells:
Capable of production	14	14	3	3	47	46	125	122

(1)	No change to oil wells for the years ended December 31, 2007 and 2006.

(2)	Includes 53.5 net and 55 gross oil wells capable of production acquired in Seminole County, Oklahoma in February 2008. The remainder of the acquired wells were acquired as part of the PetroEdge acquisition.

Operations

General

As the operator of wells in which we have an interest, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. Under the management services agreement, Quest Energy Service manages all of our properties and employs production and reservoir

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engineers, geologists and other specialists. We employ our Cherokee Basin and Appalachian Basin field personnel through QCOS.

Field operations conducted by our personnel include duties performed by “pumpers” or employees whose primary responsibility is to operate the wells. Other field personnel are experienced and involved in the activities of well servicing, the development and completion of new wells and the construction of supporting infrastructure for new wells (such as electric service, salt water disposal facilities, and gas feeder lines). The primary equipment categories owned by us are trucks, well service rigs, stimulation assets and construction equipment. We utilize third party contractors on an “as needed” basis to supplement our field personnel.

In the Cherokee Basin, we provide, on an in-house basis, many of the services required for the completion and maintenance of our CBM wells. Internally sourcing these functions significantly reduces our reliance on third party contractors, which typically provide these services. We are also able to realize significant cost savings because we can reduce delays in executing our plan of development, avoid paying price markups and are able to purchase our own supplies at bulk discounts. We rely on third party contractors to drill our wells. Once a well is drilled, either we or a third party contractor will run the casing. We will perform the cementing, fracturing, stimulation and complete our own well site construction. We have our own fleet of 24 well service units that we use in the process of completing our wells, and to perform remedial field operations required to maintain production from our existing wells. In the Appalachian Basin, we rely on third party contractors for these services.

Oil and Gas Leases

As of December 31, 2008, we had approximately 4,000 leases covering approximately 559,084 net acres. The typical oil and gas lease provides for the payment of royalties to the mineral owner for all oil or gas produced from any well drilled on the lease premises. This amount ranges from 12.5% to 18.75% resulting in an 81.25% to 87.5% net revenue interest to us.

Because the acquisition of oil and gas leases is a very competitive process, and involves certain geological and business risks to identify productive areas, prospective leases are sometimes held by other oil and gas operators. In order to gain the right to drill these leases, we may purchase leases from other oil and gas operators. In some cases, the assignor of such leases will reserve an overriding royalty interest, ranging from 3.125% to 16.5% which further reduces the net revenue interest available to us to between 71.0% and 84.375%.

As of December 31, 2008, approximately 71% of our oil and gas leases were held by production, which means that for as long as our wells continue to produce oil or gas, we will continue to own those respective leases.

Gas Gathering

Midstream Services Agreement

We and Quest Midstream are parties to a midstream services and gas dedication agreement entered into on December 22, 2006, but effective as of December 1, 2006. Pursuant to the midstream services agreement, Quest Midstream gathers and provides certain midstream services, including dehydration, treating and compression, to us for all gas produced from our wells in the Cherokee Basin that are connected to Quest Midstream’s gathering system.

The initial term of the midstream services agreement expires on December 1, 2016, with two additional five-year extension periods that may be exercised by either party upon 180 days’ notice. The fees charged under the midstream services agreement are subject to renegotiation upon the exercise of each five-year extension period.

Under the midstream services agreement, we agreed to pay Quest Midstream an initial fee equal to $0.50 per Mmbtu of gas for gathering, dehydration and treating services and $1.10 per Mmbtu of gas for compression services, subject to an annual adjustment to be determined by multiplying each of the gathering

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services fee and the compression services fee by the sum of (i) 0.25 times the percentage change in the producer price index for the prior calendar year and (ii) 0.75 times the percentage change in the Southern Star first of month index for the prior calendar year. Such adjustment will be calculated within 60 days after the beginning of each year, but will be retroactive to the beginning of the year. Such fees will never be reduced below the initial rates described above. For 2008, the fees were $0.51 per Mmbtu of gas for gathering, dehydration and treating services and $1.13 per Mmbtu of gas for compression services. For 2009, the fees are $0.596 per Mmbtu of gas for gathering, dehydration and treating services and $1.319 per Mmbtu of gas for compression services. Such fees are subject to renegotiation in connection with each renewal period. In addition, at any time after each five year anniversary of the date of the midstream services agreement, each party will have a one-time option to elect to renegotiate the fees and/or the basis for the annual adjustment to the fees if the party believes there has been a material change to the economic returns or financial condition of either party. If the parties are unable to agree on the changes, if any, to be made to such terms, then the parties will enter into binding arbitration to resolve any dispute with respect to such terms.

In accordance with the midstream services agreement, we bear the cost to remove and dispose of free water from our gas prior to delivery to Quest Midstream and of all fuel requirements necessary to perform the gathering and midstream services, plus any lost and unaccounted for gas.

Quest Midstream has an exclusive option for sixty days to connect to its gathering system each of the gas wells that we develop in the Cherokee Basin. In addition, Quest Midstream will be required to connect to its gathering system, at its expense, any new gas wells that we complete in the Cherokee Basin if Quest Midstream would earn a specified internal rate of return from those wells. This rate of return is subject to renegotiation once after the fifth anniversary of the agreement and once during each renewal period at the election of either party. Quest Midstream also has the sole discretion to cease providing services on all or any part of its gathering system if it determines that continued operation is not economically justified. If Quest Midstream elects to do so, it must provide us with 90 days written notice and will offer us the right to purchase that part of the terminated system. If we do acquire that part of the system and it remains connected to any other portion of Quest Midstream’s gathering system, then we may deliver our gas from the terminated system to Quest Midstream’s system, and a fee for any services provided by Quest Midstream will be negotiated.

In addition, Quest Midstream agreed to install the saltwater disposal lines for our gas wells connected to Quest Midstream’s gathering system for an initial fee of $1.25 per linear foot and connect such lines to our saltwater disposal wells for a fee of $1,000 per well, subject to an annual adjustment based on changes in the Employment Cost Index for Natural Resources, Construction, and Maintenance. For 2008, the fees were $1.29 per linear foot to install saltwater disposal lines and $1,030 per well to connect such lines to our saltwater disposal wells. For 2009, the fees are $1.33 per linear foot to install saltwater disposal lines and $1,061 per well to connect such lines to our saltwater disposal wells.

Appalachian Gathering Agreement

Our subsidiary, Quest Cherokee, and Quest Eastern are parties to a gas transportation agreement effective as of July 1, 2008. Pursuant to the gas transportation agreement, Quest Eastern receives, transports and processes all gas delivered by Quest Cherokee at certain specified receipt points and redelivers to or for the account of Quest Cherokee at the delivery points the thermal equivalent of the gas received from Quest Cherokee.

Pursuant to the gas transportation agreement, Quest Cherokee has agreed to pay Quest Eastern a fee equal to $0.70 per Mmbtu. Should Quest Cherokee fail to timely remit the full amount owed to Quest Eastern when due, unless such failure is caused by Quest Cherokee disputing in good faith the amount owed to Quest Eastern, Quest Cherokee must pay interest on the unpaid and undisputed portion, which will accrue at a rate equal to prime plus 1%.

The gas transportation agreement will continue until terminated upon 90 days written notice by either party. Upon termination of the agreement, Quest Eastern may require Quest Cherokee to resize the

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compression within Quest Eastern’s infrastructure and facilities to the capacity necessary without Quest Cherokee’s gas as of the date of termination.

In accordance with the gas transportation agreement, Quest Eastern has the right to decrease or halt the receipt of Quest Cherokee’s gas without prior notification if at any time Quest Cherokee’s gas will materially adversely affect the normal operation of Quest Eastern’s facilities due to the failure of gas delivered by Quest Cherokee to meet the quality standards as outlined in the agreement.

Marketing and Major Customers

We market our own natural gas. In the Cherokee Basin for 2008, substantially all of our gas production was sold to ONEOK Energy Marketing and Trading Company (“ONEOK”). More than 71% of our natural gas production was sold to ONEOK and 21% was sold to Tenaska Marketing Ventures in 2007. More than 91% of our natural gas production was sold to ONEOK in 2006.

Our oil in the Cherokee Basin is currently being sold to Coffeyville Refining. Previously, it had been sold to Plains Marketing, L.P.

During the year ended December 31, 2008, we sold 100% of our oil in Seminole County, Oklahoma to Sunoco Partners Marketing & Terminals L.P. under sale and purchase contracts, which have varying terms and cannot be terminated by either party, other than following an event of default.

Approximately 73% of our 2008 Appalachian Basin production was sold to Dominion Field Services under contracts with a mix of fixed price and index based sales in place at the time of the PetroEdge acquisition in July 2008. Reliable Wetzel transported and sold approximately 10% of our 2008 Appalachian Basin production under a market sensitive contract that expires in 2010. Another 8% was sold to Hess Corporation under a mix of fixed price and index based sales. The remainder of the Appalachian production was sold to various purchasers under market sensitive pricing arrangements. None of these remaining sales exceeded 4% of total Appalachian Basin production. Due to the history of problematic Northeastern pipeline constraints, we have secured a firm transportation agreement to ensure uninterrupted deliveries of our natural gas production.

Under various sale and purchase contracts, 100% of our oil produced in the Appalachian Basin was sold to Appalachian Oil Purchasers, a division of Clearfield Energy.

If we were to lose any of these oil or gas purchasers, we believe that we would be able to promptly replace them.

Commodity Derivative Activities

We sell the majority of our gas in the Cherokee Basin based on the Southern Star first of month index, with the remainder sold on the daily price on the Southern Star index. We sell the majority of our gas in the Appalachian Basin based on the Dominion Southpoint index, with the remainder sold on local basis. We sell the majority of our oil production under a contract priced at a fixed discount to NYMEX oil prices. Due to the historical volatility of oil and natural gas prices, we have implemented a hedging strategy aimed at reducing the variability of prices we receive for the sale of our future production. While we believe that the stabilization of prices and production afforded to us by providing a revenue floor for our production is beneficial, this strategy may result in lower revenues than we would have if we were not a party to derivative instruments in times of rising oil or natural gas prices. As a result of rising commodity prices, we may recognize additional charges to future periods. We hold derivative contracts based on Southern Star and NYMEX natural gas and oil prices and we have fixed price sales contracts with certain customers in the Appalachian Basin. These derivative contracts and fixed price contracts mitigate our risk to fluctuating commodity prices but do not eliminate the potential effects of changing commodity prices. Our derivative contracts limit our exposure to basis differential risk as we generally enter into derivative contracts that are based on the same indices on which the underlying sales contracts are based or by entering into basis swaps for the same volume of hedges that settle based on NYMEX prices.

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As of December 31, 2008, we held derivative contracts and fixed price sales contracts totaling approximately 39.1 Bcf of natural gas and 66,000 Bbls of oil through 2012. Approximately 14.6 Bcf of our Cherokee Basin natural gas production is hedged utilizing Southern Star contracts at a weighted average price of $7.78/Mmbtu for 2009 and approximately 16.5 Bcf of our Cherokee Basin natural gas production is hedged utilizing Southern Star contracts at a weighted average price of $7.42/Mmbtu for 2010 through 2012. Approximately 0.75 Bcf of our Appalachian Basin natural gas production is hedged utilizing NYMEX contracts at a weighted average price of $11.00/Mmbtu for 2009 and approximately 7.2 Bcf of our Appalachian Basin natural gas is hedged utilizing NYMEX contracts at a weighted average price of $9.77/Mmbtu for 2010 through 2012. Our fixed price sales contracts hedge approximately 0.65 Bcf of our Appalachian Basin natural gas production at a weighted average price of $8.38/Mmbtu in 2009 and 0.1 Bcf of our Appalachian Basin natural gas production at a weighted average price of $8.96/Mmbtu in 2010.

As of December 31, 2008, approximately 36,000 Bbls of our Seminole County crude oil production is hedged utilizing NYMEX contracts at a weighted average price of $90.07/Bbl for 2009 and approximately 30,000 Bbls of our Seminole County crude oil production is hedged utilizing NYMEX contracts for 2010 through 2012 at a weighted average price of $87.50/Bbl. For more information on our derivative contracts, see Note 6 — Derivative Financial Instruments and Note 7 — Financial Instruments, in the notes to the consolidated financial statements in Item 8 of this Form 10-K/A.

Competition

We operate in a highly competitive environment for acquiring properties, marketing oil and gas and securing trained personnel. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry.

None of QRCP or any of its affiliates is restricted from competing with us outside the Cherokee Basin. QRCP or its affiliates may acquire, invest in or dispose of assets outside the Cherokee Basin in the future without any obligation to offer us the opportunity to purchase or own interests in those assets.

We are also affected by competition for drilling rigs, completion rigs and the availability of related equipment. In the past, the oil and gas industry has experienced shortages of drilling and completion rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant increases in the prices for this equipment and personnel. We are unable to predict when, or if, such shortages may occur or how they would affect our exploration and development program.

Competition is also strong for attractive oil and gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily when attempting to make further acquisitions.

Title to Properties

As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to our properties on which we do not have proved reserves. Prior to the commencement of development operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence development operations on a property until we have cured any material title defects on such property. Prior to completing an acquisition of producing oil and gas leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, we believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and gas industry.

Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract

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terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or will materially interfere with our use in the operation of our business. In some cases lands over which leases have been obtained are subject to prior liens which have not been subordinated to the leases. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects.

On a small percentage of our acreage (less than 1.0%), the landowner in the past transferred the rights to the coal underlying their land to a third party. With respect to those properties, we have obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands. In Kansas, absent a specific conveyance of the CBM in the deed conveying the coal, the law is clear that the coal owner does not own the CBM. In Oklahoma, the law is unsettled as to whether the owner of the gas rights or the coal rights is entitled to the CBM gas. We are currently involved in litigation with the owner of the coal rights on these lands to determine who has the rights to the CBM gas.

Seasonal Nature of Business

Seasonal weather conditions and lease stipulations can limit our development activities and other operations and, as a result, we seek to perform a significant percentage of our development during the spring and summer months. These seasonal anomalies can pose challenges for meeting our well development objectives and increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations.

In addition, freezing weather, winter storms and flooding in the spring and summer have in the past resulted in a number of our wells being off-line for a short period of time, which adversely affects our production volumes and revenues and increases our lease operating costs due to the time spent by field employees to bring the wells back on-line.

Generally, but not always, the demand for gas decreases during the summer months and increases during the winter months thereby affecting the price we receive for gas. Seasonal anomalies such as mild winters and hot summers sometimes lessen this fluctuation.

Environmental Matters and Regulation

General

Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	enjoin some or all of the operations of facilities deemed in non-compliance with permits;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and gas drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, areas inhabited by endangered or threatened species, and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws, rules and regulations may also restrict the rate of oil and gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and the clear trend in environmental regulation

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is to place more restrictions and limitations on activities that may affect the environment. Any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and gas industry could have a significant impact on our operating costs.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Waste Handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the federal Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development and production of oil and gas are currently excluded from regulation as hazardous wastes under RCRA. However, these wastes may be regulated by EPA or state agencies as non-hazardous solid wastes. Moreover, it is possible that certain oil and gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. Also, in the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, which may be regulated as hazardous wastes.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, imposes joint and several liabilities, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain environmental studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own, lease or operate numerous properties that have been used for oil and gas exploration and production for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. In fact, there is evidence that petroleum spills or releases have occurred in the past at some of the properties owned or leased by us. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform plugging or pit closure operations to prevent future contamination.

Water Discharges

The Clean Water Act (“CWA”) and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants in waste water and storm water, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The CWA regulates storm water run-off from oil and gas production operations and requires a storm water

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discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of the CWA may require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. Federal and state regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Our operations also produce wastewaters that are disposed via underground injection wells. These activities are regulated by the Safe Drinking Water Act (“SDWA”) and analogous state and local laws. The underground injection well program under the SDWA classifies produced wastewaters and imposes controls relating to the drilling and operation of the wells as well as the quality of the injected wastewaters. This program is designed to protect drinking water sources and requires a permit from the EPA or the designated state agency. Currently, our operations comply with all applicable requirements and have a sufficient number of operating injection wells. However, a change in the regulations or the inability to obtain new injection well permits in the future may affect our ability to dispose of the produced waters and ultimately affect the results of operations.

The primary federal law for oil spill liability is the Oil Pollution Act, or OPA, which addresses three principal areas of oil pollution: prevention, containment, and cleanup. OPA applies to vessels, offshore facilities, and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under OPA, responsible parties, including owners and operators of onshore facilities, may be subject to oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills.

Air Emissions

The Federal Clean Air Act (“CAA”) and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. Such laws and regulations may require a facility to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain or strictly comply with air permits containing various emissions and operational limitations or utilize specific emission control technologies to limit emissions. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Moreover, depending on the state-specific statutory authority, states may be able to impose air emissions limitations that are more stringent than the federal standards imposed by EPA. Federal and state regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations.

Permits and related compliance obligations under the CAA, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, may require oil and gas exploration and production operations to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies. In addition, some oil and gas facilities may be included within the categories of hazardous air pollutant sources, which are subject to increasing regulation under the CAA. Failure to comply with these requirements could subject a regulated entity to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions. Oil and gas exploration and production facilities may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations, or use specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations, and potentially

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criminal enforcement actions. Historically, air pollution control has become more stringent over time. This trend is expected to continue. The cost of technology and systems to control air pollution to meet regulatory requirements is significant today. These costs are expected to increase as air pollution control requirements increase. We believe, however, that our operations will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

Legislative and regulatory measures to address concerns that emissions of certain gases, commonly referred to as “greenhouse gases” (“GHGs”), may be contributing to warming of the Earth’s atmosphere are in various phases of discussions or implementation at the international, national, regional, and state levels. The oil and gas industry is a direct source of certain GHG emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. In the United States, federal legislation requiring GHG controls may be enacted by the end of 2009. In addition, the EPA is considering initiating a rulemaking to regulate GHGs as a pollutant under the CAA. Furthermore, the EPA recently issued proposed regulations that would require the economy-wide monitoring and reporting of GHG emissions on an annual basis, including extensive GHG monitoring and reporting requirements. The rule as proposed does not cover onshore petroleum and natural gas production, but the EPA has asked for comment on whether onshore petroleum and natural gas production should be subject to the rule in the future. Although this proposed rule would not control GHG emission levels from any facilities, if it applied to us, it would still cause us to incur monitoring and reporting costs. The EPA has also recently proposed findings that GHGs in the atmosphere endanger public health and welfare, and that emissions from mobile sources cause or contribute to GHGs in the atmosphere. These proposed findings, if finalized as proposed, would not immediately affect our operations, but standards eventually promulgated pursuant to these findings could affect our operations and ability to obtain air permits for new or modified facilities. Legislation and regulations are also in various stages of discussions or implementation in many of the states in which we operate. Lawsuits have been filed seeking to force the federal government to regulate GHG emissions under the CAA and to require individual companies to reduce GHG emissions from their operations. These and other lawsuits may result in decisions by state and federal courts and agencies that could impact our operations and ability to obtain certifications and permits to construct future projects.

Passage of climate change legislation or other federal or state legislative or regulatory initiatives that regulate or restrict GHG emissions in areas in which we conduct business could adversely affect the demand for oil and gas, and depending on the particular program adopted, could increase the costs of our operations, including costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and/or administer and manage a GHG emissions program. At this time, it is not possible to accurately estimate how laws or regulations addressing GHG emissions would impact our business, but we do not believe that the impact on us will be any more burdensome to us that to any other similarly situated companies.

Hydrogen Sulfide

Hydrogen sulfide gas is a byproduct of sour gas treatment. Exposure to unacceptable levels of hydrogen sulfide (known as sour gas) is harmful to humans, and prolonged exposure can result in death. We employ numerous safety precautions to ensure the safety of our employees. There are various federal and state environmental and safety requirements that apply to facilities using or producing hydrogen sulfide gas. Notwithstanding compliance with such requirements, common law causes of action are available to persons damaged by exposure to hydrogen sulfide gas.

National Environmental Policy Act

Oil and gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. If we were to conduct any

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exploration and production activities on federal lands in the future, those activities would need to obtain governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and gas projects.

Endangered Species Act

The Endangered Species Act (“ESA”) and analogous state laws restrict activities that may affect endangered or threatened species or their habitats. Although we believe that our current operations do not affect endangered or threatened species or their habitats, the existence of endangered or threatened species in areas of future operations and development could cause us to incur additional mitigation costs or become subject to construction or operating restrictions or bans in the affected areas.

OSHA and Other Laws and Regulation

We are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The Occupational Safety and Health Administration’s hazard communication standard, EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other comparable laws.

We believe that we are in substantial compliance with all existing environmental and safety laws and regulations applicable to our current operations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. For instance, we did not incur any material capital expenditures for remediation or pollution control activities for the year ended December 31, 2008. Additionally, as of the date of this report, we are not aware of any environmental issues or claims that will require material capital expenditures during 2009. However, accidental spills or releases may occur in the course of our operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage to property and persons. Moreover, we cannot assure you that the passage of more stringent laws or regulations in the future will not have a negative impact on our business, financial condition, or results of operations.

Other Regulation of the Oil and Gas Industry

The oil and gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including gas and oil facilities. Our operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Drilling and Production

Our operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations.

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Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

Some state laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, some state conservation laws establish maximum rates of production from oil and gas wells. These laws generally prohibit the venting or flaring of gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, some states impose a production or severance tax with respect to the production and sale of oil, gas and gas liquids within its jurisdiction.

The Cherokee Basin has been an active oil and gas producing region for a number of years. Many of our properties had abandoned oil and conventional gas wells on them at the time the current lease was entered into with the landowner. A number of these wells remain unplugged or were improperly plugged by a prior landowner or operator. Many of the former operators of these wells have ceased operations and cannot be located or do not have the financial resources to plug these wells. We believe that we are not responsible for plugging an abandoned well on one of our leases, unless we have used, attempted to use or invaded the abandoned well bore in our operations on the land or have otherwise agreed to assume responsibility for plugging the wells. The Kansas Corporation Commission’s current interpretation of Kansas law is consistent with our position.

State Regulation

The various states regulate the drilling for, and the production and sale of, oil and gas, including imposing severance taxes and requirements for obtaining drilling permits. For example, Kansas currently imposes a severance tax on the gross value of oil and gas produced from wells having an average daily production during a calendar month with a gross value of more than $87 per day. Kansas also imposes oil and gas conservation assessments per barrel of oil and per 1,000 cubic feet of gas produced. In general, oil and gas leases and oil and gas wells (producing or capable of producing), including all equipment associated with such leases and wells, are subject to an ad valorem property tax.

Oklahoma imposes a monthly gross production tax and excise tax based on the gross value of the oil and gas produced. Oklahoma also imposes an excise tax based on the gross value of oil and gas produced. All property used in the production of oil and gas is exempt from ad valorem taxation if gross production taxes are paid. Lastly, the rate of taxation of locally assessed property varies from county to county and is based on the fair cash value of personal property and the fair cash value of real property.

West Virginia imposes a severance tax equal to five percent of the gross value of oil and gas produced and a similar severance tax on CBM produced. West Virginia also imposes an additional annual privilege tax equal to 4.7 cents per Mcf of natural gas produced. New York imposes an annual oil and gas charge based on the amount of oil or natural gas produced each year.

States may regulate rates of production and may establish maximum daily production allowables from oil and gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not

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do so in the future. The effect of these regulations may limit the amounts of oil and gas that may be produced from our wells and may limit the number of wells or locations drilled.

Gas Marketing

The availability, terms and cost of transportation significantly affect sales of gas. The interstate transportation and sale for resale of gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission or FERC. Federal and state regulations govern the price and terms for access to gas pipeline transportation. FERC is continually proposing and implementing new rules and regulations affecting those segments of the gas industry, most notably interstate gas transmission companies that remain subject to the FERC’s jurisdiction. These initiatives also may affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the gas industry, and these initiatives generally reflect more light handed regulation. We cannot predict the ultimate impact of these regulatory changes to our gas marketing operations, and we note that some of the FERC’s more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that we will be affected by any such FERC action materially differently than other gas marketers with which we compete.

The Energy Policy Act of 2005, or EP Act 2005, gave the FERC increased oversight and penalty authority regarding market manipulation and enforcement. EP Act 2005 amended the Natural Gas Act of 1938, or NGA, to prohibit market manipulation and also amended the Natural Gas Policy Act of 1978, or NGPA, to increase civil and criminal penalties for any violations of the NGA, NGPA and any rules, regulations or orders of the FERC to up to $1,000,000 per day, per violation. In addition, the FERC issued a final rule effective January 26, 2006 regarding market manipulation, which makes it unlawful for any entity, in connection with the purchase or sale of gas or transportation service subject to the FERC’s jurisdiction, to defraud, make an untrue statement or omit a material fact or engage in any practice, act or course of business that operates or would operate as a fraud. This final rule works together with the FERC’s enhanced penalty authority to provide increased oversight of the gas marketplace.

Although gas prices are currently unregulated, FERC promulgated regulations in December 2007 requiring natural gas sellers to submit an annual report, beginning in July 2009, reporting certain information regarding natural gas purchases and sales (e.g., total volumes bought and sold, volumes bought and sold and index prices, etc.). Additionally, Congress historically has been active in the area of gas regulation. We cannot predict whether new legislation to regulate gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of condensate and gas liquids are not currently regulated and are made at market prices.

Sales of Natural Gas

The price at which we buy and sell natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to FERC’s jurisdiction. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry, and these initiatives generally reflect more light-handed regulation. We cannot predict the ultimate impact of these regulatory changes to our natural gas marketing operations, and we note that some of FERC’s more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines.

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Other

In addition to existing laws and regulations, the possibility exists that new legislation or regulations may be adopted which would have a significant impact on our operations or our customers’ ability to use gas and may require us or our customers to change their operations significantly or incur substantial costs. Additional proposals and proceedings that might affect the gas industry are pending before Congress, FERC, the Minerals Management Service, state commissions and the courts. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely.

Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

Management believes that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on our method of operations than on other similar companies in the energy industry. We have internal procedures and policies to ensure that our operations are conducted in substantial regulatory compliance.

Employees

At December 31, 2008, we employed approximately 177 field employees that perform development and maintenance services on our wells in offices located in Kansas, Oklahoma, Pennsylvania, and West Virginia. We entered into a management services agreement with Quest Energy Service pursuant to which it performs general and administrative services for us such as SEC reporting and filings, Sarbanes-Oxley compliance, accounting, audit, finance, tax, land, legal and engineering. We also have access to Quest Energy Service’s personnel and senior management team and access to its operational, commercial, technical, risk management and administrative infrastructure. Quest Energy Service has a staff of approximately 59 executive and administrative personnel. None of these employees are represented by labor unions or covered by any collective bargaining agreement. Quest Energy Service and our general partner believe that relations with these employees are satisfactory.

Administrative Facilities

Our principal executive offices are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102 which is also where QRCP’s principal executive offices are located. QRCP leases this office space. The office lease is for 10 years expiring August 31, 2017 covering approximately 35,000 square feet with annual rental costs of approximately $631,000. We own three buildings located in Chanute, Kansas that are used for administrative offices, a geological laboratory, an operations terminal and a repair facility. We own an additional building and storage yard in Lenapah, Oklahoma.

Where To Find Additional Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, are made available free of charge on our website at www.qelp.net as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the SEC. These documents are also available at the SEC’s website at www.sec.gov or you may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC 20549. Our website also includes our Code of Business Conduct and Ethics and the charter of the audit committee of the board of directors of our general partner. No information from either the SEC’s website or our website is incorporated herein by reference.

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GLOSSARY OF SELECTED TERMS

The following is a description of the meanings of some of the oil and natural gas industry terms used in this Form 10-K/A.

Appalachian Basin.  One of the United States’ oldest oil and natural gas producing regions that extends from Alabama to Maine.

Bbl.  One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet of gas.

Bcfe.  One billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Btu or British Thermal Unit.  The quantity of heat required to raise the temperature of a one pound mass of water by one degree Fahrenheit.

CBM.  Coal bed methane.

Cherokee Basin.  A fifteen-county region in southeastern Kansas and northeastern Oklahoma.

Completion.  The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Developed acreage.  The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well.  A well drilled within the proved boundaries of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Devonian Sands.  Sands generally younger and shallower than the Marcellus Shale that occur in portions of Ohio, New York, Pennsylvania, West Virginia, Kentucky and Tennessee and generally located at depths of less than 5,000 feet.

Dry hole.  A well found to be incapable of producing hydrocarbons in paying quantities.

Exploitation.  A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory well.  A well drilled: a) to find and produce oil or gas in an area previously considered unproductive; b) to find a new reservoir in a known field, i.e., one previously producing oil and gas from another reservoir, or c) to extend the limit of a known oil or gas reservoir.

Field.  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Frac/fracturing.  The method used to increase the deliverability of a well by pumping a liquid or other substance into a well under pressure to crack and prop open the hydrocarbon formation.

Gas.  Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

Gathering system.  Pipelines and other equipment used to move gas from the wellhead to the trunk or the main transmission lines of a pipeline system.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which we have a working interest.

Horizon or formation.  The section of rock, from which gas is expected to be produced.

Marcellus Shale.  A black, organic-rich shale formation in the Appalachian Basin that occurs in much of Ohio, West Virginia, Pennsylvania and New York and portions of Maryland, Kentucky, Tennessee and Virginia.

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The fairway of the Marcellus Shale is generally located at depths between 3,500 and 8,000 feet and ranges in thickness from 50 to 150 feet.

Mcf.  One thousand cubic feet of gas.

Mcf/d.  One Mcf per day.

Mcfe.  One thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Mmbtu.  One million British thermal units.

Mmcf.  One million cubic feet of gas.

Mmcf/d.  One Mmcf per day.

Mmcfe.  One million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Mmcfe/d.  One million cubic feet equivalent per day.

Net acres or net wells.  The sum of the fractional working interests owned in gross acres or wells, as the case may be.

Net production.  Production that is owned by us less royalties and production due others.

Net revenue interest.  The percentage of revenues due an interest holder in a property, net of royalties or other burdens on the property.

NGLs.  Natural gas liquids being the combination of ethane, propane, butane and natural gasoline that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX.  The New York Mercantile Exchange.

Oil.  Crude oil, condensate and NGLs.

Permeability.  The ability, or measurement of a rock’s ability, to transmit fluids, typically measured in darcies or millidarcies.

Perforation.  The making of holes in casing and cement (if present) to allow formation fluids to enter the well bore.

Productive well.  A well that produces commercial quantities of hydrocarbons exclusive of its capacity to produce at a reasonable rate of return.

Proved developed non-producing reserves.  Proved developed reserves expected to be recovered from zones behind casings in existing wells.

Proved developed reserves.  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Proved reserves.  The estimated quantities of crude oil, natural gas and NGLs that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Proved undeveloped reserves.  Proved reserves that are expected to be recovered from new wells drilled to known reservoirs on acreage yet to be drilled for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. This definition of proved undeveloped reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

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Recompletion.  The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve.  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reserve-to-production ratio.  This ratio is calculated by dividing estimated net proved reserves by the production from the previous year to estimate the number of years of remaining production.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Royalty Interest.  A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil or natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interests have the exclusive right to exploit the mineral on the land.

Shut in.  To close down a well temporarily.

Standardized measure.  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Our standardized measure does not reflect any future income tax expenses, for the successor period, because we are not subject to federal income taxes. Standardized measure does not give effect to derivative transactions.

Unconventional resource development.  A development in which the targeted reservoirs generally fall into three categories: (1) tight sands, (2) coal beds, and (3) gas shales. The reservoirs tend to cover large areas and lack the readily apparent traps, seals and discrete hydrocarbon-water boundaries that typically define conventional reservoirs. These reservoirs generally require stimulation treatments or other special recovery processes in order to produce economic flow rate.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

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ITEM 1A.	RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. The following risk factors should be carefully considered together with all of the other information included in this report. If any of the following risks and uncertainties described below or elsewhere in this report were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we may not be able to restart paying distributions on our common units, the trading price of our common units could decline, and unitholders could lose all or part of their investment.

Risks Related to Our Business

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

The independent auditor’s report accompanying the audited consolidated financial statements included herein contains a statement expressing substantial doubt as to our ability to continue as a going concern. We and our Predecessor have incurred significant losses from 2004 through 2008, mainly attributable to operations, impairment of oil and gas properties, unrealized gains and losses from derivative financial instruments, legal restructurings, financings, the current legal and operational structure and, to a lesser degree, the cash expenditures resulting from the investigation related to the Transfers. Please read Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Unless we are able to reprice our existing derivative contracts or enter into new derivative contracts, restructure our indebtedness, or complete some other strategic transaction including the Recombination, we may be forced to make a bankruptcy filing or take other actions that could have a material adverse effect on our business, the price of our common units and our results of operations. Furthermore, the presence of this concern may have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees and could make it more challenging for us to raise additional financing or refinance our existing indebtedness.

The board of directors of our general partner suspended quarterly distributions and we are unable to estimate when distributions may be resumed.

Factors significantly impacting the determination that there was no available cash for distribution included the following:

•	the decline in our cash flows from operations due to declines in oil and natural gas prices during the last half of 2008,

•	the costs of the investigation and associated remedial actions, including the reaudit and restatement of our financial statements,

•	concerns about a potential borrowing base redetermination in the second quarter of 2009,

•	the need to conserve cash to properly conduct operations and maintain strategic options, and

•	the need to repay or refinance our term loan by September 30, 2009.

We do not expect to have any available cash to pay distributions in 2009 and we are unable to estimate at this time when such distributions may be resumed.

Further, our credit agreements contain, and future debt agreements may contain, restrictions on our ability to pay distributions.

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We have identified significant and pervasive material weaknesses in our internal controls, which have and could continue to affect our ability to ensure timely and reliable financial reports and the ability of our auditors to attest to the effectiveness of our internal controls.

During management’s review of our internal controls as of December 31, 2008, control deficiencies that constituted material weaknesses related to the following items were identified:

•	We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting.

•	We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures.

•	We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes, including the preparation and review of financial statements and schedules and journal entries.

•	We did not establish and maintain effective controls to ensure the correct application of generally accepted accounting principles in the United States of America (“GAAP”) related to derivative instruments.

•	We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense.

•	We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs.

•	We did not establish and maintain effective controls to adequately segregate the duties over cash management.

These material weaknesses resulted in the misstatement of our audited consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007, and our unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 and the Predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to November 14, 2007, and the Predecessor’s unaudited consolidated financial statements as of and for the three months ended March 31, 2007 and as of and for the three and six months ended June 30, 2007 and as of and for the three and nine months ended September 30, 2007.

Based on management’s evaluation, because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008. Our independent registered public accounting firm, UHY LLP, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, and their report appears in this Annual Report on Form 10-K/A.

Under the management services agreement between us and Quest Energy Service, all of our financial reporting services are provided by Quest Energy Service. The measures taken to address the deficiencies identified, along with other measures we expect to be taken to improve our internal controls over financial reporting, may not be sufficient to address the deficiencies identified or ensure that our internal control over financial reporting is effective. If we are unable to provide reliable and timely financial external reports, our business and prospects could suffer material adverse effects. In addition, we may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting.

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Events of default are anticipated under our credit agreements, which could expose our assets to foreclosure or other collection efforts.

Under the terms of our Second Lien Loan Agreement, we are required to make quarterly payments of $3.8 million. The next payment is due August 15, 2009. The balance remaining after the August 15, 2009 payment is $29.8 million and is due on September 30, 2009. No assurance can be given that we will be able to repay such amount in accordance with the terms of the agreement.

If a default occurs and we are unable to obtain the necessary waivers from our lenders, our assets will be subject to foreclosure or other collection efforts and we may be forced to sell assets, issue additional equity securities or refinance our credit agreements at unfavorable prices.

Our borrowing base under our First Lien Credit Agreement could be redetermined to an amount that creates a deficiency that we do not have the ability to pay.

Our First Lien Credit Agreement limits the amount we can borrow to a borrowing base amount, determined by the lenders in their sole discretion. Outstanding borrowings in excess of the borrowing base will be required to be repaid (1) in four equal monthly installments following receipt of notice of the new borrowing base or (2) immediately if the borrowing base is reduced in connection with a sale or disposition of certain properties in excess of 5% of the borrowing base. Additionally, if the lenders’ exposure under the letters of credit exceeds this amount after all borrowings under the credit agreements have been repaid, Quest Energy will be required to provide additional collateral.

In July 2009, Quest Energy received notice from RBC that the borrowing base under the First Lien Credit Agreement had been reduced from $190 million to $160 million. There can be no assurance that the borrowing base will not be further reduced in the future.

Our credit agreements contain cross default provisions so a default under either of our credit agreements can cause a default under the other credit agreement, resulting in payment acceleration of both loans.

A default under either of our credit agreements would also cause a default under the other credit agreement, resulting in payment acceleration of both loans, which would lead to foreclosure on our assets, other collection efforts or our bankruptcy.

The Merger Agreement for the Recombination is subject to closing conditions that could result in the completion of the Recombination being delayed or not consummated, which could lead to liquidation or bankruptcy.

Under the Merger Agreement, completion of the Recombination is subject to the satisfaction of a number of closing conditions, including, among others, the arrangement of one or more satisfactory credit facilities for New Quest, the approval of the transaction by our unitholders, QRCP’s stockholders and the unitholders of Quest Midstream, and consents from each entity’s existing lenders. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the Recombination may not occur. Failure to consummate the Recombination could negatively impact our unit price, future business and operations, and financial condition. Any delay in the consummation of the Recombination or any uncertainty about the consummation of the Recombination may lead to liquidation or bankruptcy and may adversely affect our future business, growth, revenue and results of operations.

Failure to complete the proposed Recombination could negatively impact the market price of our common units and our future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Recombination.

QRCP’s stockholders, our unitholders and Quest Midstream’s unitholders may not approve the matters relating to the Recombination if presented to them. If the Merger Agreement for the Recombination is not

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agreed to or if the Recombination is not completed for any reason, we could be subject to several risks that we would not otherwise face including the following:

•	the diversion of management’s attention directed toward the Recombination and other affirmative and negative covenants in the Merger Agreement that may restrict our business;

•	the failure to pursue other beneficial opportunities as a result of management’s focus on the Recombination without realizing any of the anticipated benefits of the Recombination;

•	the market price of our common units may decline to the extent that the current market price reflects a market assumption that the Recombination will be completed; and

•	incurring substantial transaction costs related to the Recombination, such as investment banking, legal and accounting fees, printing expenses and other related charges that must be paid even if the Recombination is not completed.

The realization of any of these risks may materially adversely affect our business, financial results, and financial condition.

A default by QRCP under its credit agreement could result in a change of control of our general partner, which would be an event of default under our credit agreements and could adversely affect our operating results.

QRCP has pledged its ownership interest in our general partner to secure its term loan credit agreement. If QRCP were to default under its credit agreement, the lenders under QRCP’s credit agreement could obtain control of our general partner or sell control of our general partner to a third party. In the past, QRCP has not satisfied all of the financial covenants contained in its credit agreements.

A change of control of our general partner would be an event of default under our credit agreements, which could result in a significant portion of our indebtedness becoming immediately due and payable. In addition, our ability to make distributions would be further restricted and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make accelerated repayments of our debt. In addition, our obligations under our credit agreements are secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit agreements, the lenders could seek to foreclose on our assets.

In addition, a new owner of our general partner may replace our existing management with new management that is not familiar with our existing assets and operations, which could adversely affect our results of operations and the amount of cash available for distributions. Furthermore, it is possible that different persons could end up with control of our general partner and the general partner of Quest Midstream. In such an event, the advantages that we have from being under common control with Quest Midstream would be lost, which could adversely affect our results of operations and the amount of cash available for distributions.

The economic terms of the midstream services agreement may become unfavorable to us.

Under the midstream services agreement, we pay Quest Midstream a fee per MMBtu for gathering, dehydration and treating services and a compression fee. These fees are subject to an annual upward adjustment based on increases in the producer price index and the market price for gas for the prior calendar year. If these fees increase at a faster rate than the realized prices that we receive from sale of our gas, our results of operations and our ability to make cash distributions to our unitholders may be adversely affected. Such fees are subject to renegotiation in connection with each of the two five year renewal terms, beginning after the initial term expires on December 1, 2016. In addition, at any time after each five year anniversary of the date of the midstream services agreement, each party will have a one-time option to elect to renegotiate the fees and/or the basis for the annual adjustment to the fees if the party believes there has been a material change to the economic returns or financial condition of either party. If the parties are unable to agree on the changes, if any, to be made to such terms, then the parties will enter into binding arbitration to resolve any

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dispute with respect to such terms. The renegotiated fees may not be as favorable to us as the initial fees. For 2009, the fees are $0.596 per MMBtu of gas for gathering, dehydration and treating services and $1.319 per MMBtu of gas for compression services. For additional information regarding the midstream services agreement, please read “Business and Properties — Gas Gathering — Midstream Services Agreement” under Items 1 and 2 of this Form 10-K/A.

The gathering fees payable to Quest Midstream under the midstream services agreement in some cases could exceed the amount we are able to charge to royalty owners under our gas leases for gathering and compression.

Under the midstream services agreement we are required to pay fees for gathering, dehydration and treating services and fees for compression services to Quest Midstream for each MMBtu of gas produced from our wells in the Cherokee Basin. The terms of some of our existing gas leases may not, and the terms of some of the gas leases that we may acquire in the future may not, allow us to charge the full amount of these fees to the royalty owners under the leases. We currently have leases covering approximately 97,000 net acres that generally permit only deductions for compression expenses, subject to certain exceptions. With respect to our remaining leases, we believe that we have the right to charge our royalty owners their proportionate share of the full amount of the fees due under the midstream services agreement. However, on August 3, 2007, certain mineral interest owners filed a putative class action lawsuit against Quest Cherokee that, among other things, alleges Quest Cherokee improperly charged certain expenses to the mineral and/or overriding royalty interest owners under leases covering the acres leased by Quest Cherokee in Kansas. We will be responsible for any judgments or settlements with respect to this litigation. To the extent that we are unable to charge the full amount of these fees to our royalty owners, it will reduce our net income and the cash available for distribution to our unitholders.

The current financial crisis and economic conditions may have a material adverse impact on our business and financial condition that we cannot predict.

The economic conditions in the United States and throughout the world have deteriorated. Since the second half of 2008, global financial markets have been experiencing a period of unprecedented turmoil and upheaval characterized by extreme volatility and declines in prices of securities, diminished liquidity and credit availability, inability to access capital markets, the bankruptcy, failure, collapse or sale of financial institutions and an unprecedented level of intervention from the U.S. federal government and other governments. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to our current debt and reduced and, in some cases, ceased to provide any new funding.

A continuation of the economic crisis could result in further reduced demand for oil and natural gas and keep downward pressure on the prices for oil and natural gas, which have fallen dramatically since reaching historic highs in July 2008. These price declines have negatively impacted our revenues and cash flows. Although we cannot predict the impacts on us of the deteriorating economic conditions, they could materially adversely affect our business and financial condition. For example:

•	our ability to obtain credit and access the capital markets has been and may continue to be restricted at a time when we would need to raise capital for our business, including for exploration or development of our reserves;

•	our hedging arrangements could become ineffective if our counterparties are unable to perform their obligations or seek bankruptcy;

•	the values we are able to realize in asset sales or other transactions we engage in to raise capital may be reduced, thus making these transactions more difficult to consummate and less economic; and

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•	the demand for oil and natural gas may decline due to deteriorating economic conditions, which could adversely affect our business, financial condition or results of operations.

Due to these factors, we cannot be certain that funding will be available if needed and to the extent required, on acceptable terms. If funding is not available when needed, or if funding is available only on unfavorable terms, we may be unable to meet our obligations as they come due or be required to post collateral to support our obligations, or we may be unable to implement our development plans, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues, results of operations, or financial condition.

Energy prices are very volatile, and if commodity prices remain low or continue to decline for a temporary or prolonged period, our revenues, profitability and cash flows will decline. A sustained or further decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations.

The current global credit and economic environment has resulted in significantly lower oil and natural gas prices. The prices we receive for our oil and natural gas production heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

•	the price and level of foreign imports of oil and natural gas;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, acts of terrorism or sabotage;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the impact of the U.S. dollar exchange rates on oil and gas prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the costs, proximity and capacity of gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

In the past, the prices of gas have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2008, the near month NYMEX natural gas futures price ranged from a high of $13.58 per Mmbtu to a low of $5.29 per Mmbtu.

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Our revenue, profitability and cash flow depend upon the prices and demand for oil and gas, and a drop in prices can significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	negatively impact the value of our reserves because declines in oil and natural gas prices would reduce the amount of oil and natural gas we can produce economically;

•	reduce the amount of cash flow available for capital expenditures; and

•	limit our ability to borrow money or raise additional capital.

Future price declines may result in a write-down of our asset carrying values.

Lower gas prices may not only decrease our revenues, profitability and cash flows, but also reduce the amount of oil and gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. Substantial decreases in oil and gas prices would render a significant number of our planned exploration and development projects uneconomic. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil or gas properties for impairments. We are required to perform impairment tests on our assets periodically and whenever events or changes in circumstances warrant a review of our assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our assets, the carrying value may not be recoverable and may, therefore, require a write-down of such carrying value. For example, for the year ended December 31, 2008, we had an impairment charge of $245.6 million. Due to a further decline in natural gas prices between December 31, 2008 and March 31, 2009, we expect to incur an additional impairment charge of approximately $85.0 million to $105.0 million for the quarter ended March 31, 2009. We may incur further impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred and on our ability to borrow funds under our credit agreements which in turn may adversely affect our ability to resume and sustain cash distributions.

Unless we replace the reserves that we produce, our existing reserves and production will decline, which would adversely affect our cash from operations and have a material adverse effect on our financial condition and results of operation.

Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. CBM production generally declines at a shallow rate after initial increases in production as a consequence of the dewatering process. Our future oil and gas reserves, production, cash flow and ability to make distributions depend on our success in developing and exploiting our current reserves efficiently and finding or acquiring additional recoverable reserves economically. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations. Factors that may hinder our ability to acquire additional reserves include competition, access to capital, prevailing gas prices and attractiveness of properties for sale. Because of our financial condition, we will not be able to replace in 2009 the reserves we expect to produce in 2009.

As of December 31, 2008, our proved reserve-to-production ratio was 7.4 years. Because this ratio includes our proved undeveloped reserves, we expect that this ratio will not increase even if those proved undeveloped reserves are developed and the wells produce as expected. The proved reserve-to-production ratio reflected in our reserve report as of December 31, 2008 will change if production from our existing wells declines in a different manner than we have estimated and can change when we drill additional wells, make acquisitions and under other circumstances.

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If QRCP fails to present us with, or successfully competes against us for, attractive acquisition opportunities, we may not be able to replace or increase our reserves, which would have a material adverse effect on our financial condition and results of operation.

We rely upon QRCP and its affiliates to identify and evaluate for us prospective oil and natural gas properties for acquisition. QRCP and its affiliates are not obligated to present us with potential acquisitions, and are not restricted from competing with us for potential acquisitions outside the Cherokee Basin. Because QRCP controls our general partner, we will not be able to pursue or consummate any acquisition opportunity unless QRCP causes us to do so. Further, we may be unable to make acquisitions because:

•	QRCP chooses to acquire oil and natural gas properties for itself instead of allowing us to acquire them;

•	the board of directors of our general partner or its conflicts committee is unable to agree with QRCP and its affiliates on a purchase price or on acceptable purchase terms for QRCP’s properties that are attractive to all parties;

•	QRCP is unable or unwilling to identify attractive properties for us or is unable to negotiate acceptable purchase contracts;

•	we are unable to obtain financing for acquisitions on economically acceptable terms; or

•	we are outbid by competitors.

If QRCP and its affiliates fail to present us with, or successfully compete against us for, potential acquisitions, we may not be able to adequately maintain our asset base, which would have a material adverse effect on our financial condition and results of operation.

We face the risks of leverage.

As of December 31, 2008, we had borrowed $230.2 million under our credit agreements. We anticipate that we may in the future incur additional debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. In fact, during 2008, availability of credit became severely restricted. Under certain circumstances, the use of leverage may provide a higher return to you on your investment, but will also create a greater risk of loss to you than if we did not borrow. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our revenue. If we do not make our debt service payments when due, we may sustain the loss of our equity investment in any of our assets securing such debt, upon the foreclosure on such debt by a secured lender. The interest payable on our debt varies with the movement of interest rates charged by financial institutions. An increase in our borrowing costs due to a rise in interest rates in the market may reduce the amount of income and cash available for the payment of dividends to the holders of our common units.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional debt or equity financing, if necessary, for drilling, expansion, working capital and other business needs may be impaired or such financing may not be available on favorable terms;

•	a substantial decrease in our revenues as a result of lower oil and natural gas prices, decreased production or other factors could make it difficult for us to pay our liabilities or remain in compliance with the covenants in our credit agreements. Any failure by us to meet these obligations could result in litigation, non-performance by contract counterparties or bankruptcy;

•	our funds available for operations and future business opportunities will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

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•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms or at all.

The credit agreements of our operating subsidiary, Quest Cherokee, (to which we are a guarantor) have substantial restrictions and financial covenants that may restrict our business and financing activities.

Quest Cherokee is party to the First Lien Credit Agreement and a Second Lien Loan Agreement. The operating and financial restrictions and covenants in Quest Cherokee’s credit agreements and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions. The credit agreements and any future financing agreements may restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	make certain investments;

•	enter into certain hedging agreements;

•	create certain lease obligations;

•	dispose of property;

•	enter into certain types of agreements;

•	use the loan proceeds;

•	make capital expenditures above specified amounts;

•	make distributions to unitholders or repurchase units;

•	enter into transactions with affiliates; and

•	enter into a merger, consolidation or sale of assets.

We also are required to comply with certain financial covenants and ratios. Our credit agreements require us to maintain a leverage ratio (the ratio of our consolidated funded debt to our adjusted consolidated EBITDA, as defined by the credit agreements) of less than 3.5 to 1.0 determined as of the last day of each quarter for the four-quarter period ending on the date of determination. The credit agreements require us to maintain an interest coverage ratio (the ratio of our adjusted consolidated EBITDA to our consolidated interest charges, as defined in our credit agreements) of not less than 2.5 to 1.0 determined as of the last day of each quarter for the four-quarter period ending on the date of determination. The credit agreements require us to maintain a current ratio (the ratio of our consolidated current assets plus unused availability under our First Lien Credit Agreement to our consolidated current liabilities excluding non-cash obligations, asset and asset retirement obligations and current maturities of indebtedness) of not less than 1.0 to 1.0. The Second Lien Loan Agreement contains an additional covenant that prohibits us from permitting the total reserve leverage ratio (ratio of total proved reserves to consolidated funded debt) at any fiscal quarter-end (calculated based on the most recently delivered compliance certificate) to be less that 1.5 to 1.0. Our credit agreements generally permit us to pay distributions of available cash so long as we are in compliance with the provisions of the credit agreements. A default under either credit agreement would preclude us from making any distributions during the periods in which such defaults occurred. In addition, the credit agreements restrict the amount of quarterly distributions we may declare and pay to our unitholders to not exceed $0.40 per common unit per

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quarter as long as the term loan has not been paid in full. Further, after giving effect to each quarterly distribution, we and Quest Cherokee must be in compliance with a financial covenant that prohibits each of us, Quest Cherokee or any of our respective subsidiaries from permitting Available Liquidity (as defined in the credit agreements) to be less than $14 million at March 31, 2009 and to be less than $20 million at June 30, 2009.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. If market or other economic conditions do not improve, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in the credit agreements, a significant portion of our indebtedness may become immediately due and payable, our ability to resume or continue distributions will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under the credit agreements are secured by substantially all of our assets, and if we are unable to repay the indebtedness under the credit agreements, the lenders could seek to foreclose on our assets.

Our future debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

We have the ability to incur debt, subject to borrowing base limitations in our First Lien Credit Agreement. Our future indebtedness could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisition or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

An increase in interest rates will cause our debt service obligations to increase.

Borrowings under our credit agreements bear interest at floating rates. The rates are subject to adjustment based on fluctuations in the London Interbank Offered Rate (“LIBOR”) and RBC’s base rate. An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow. In addition, an increase in our interest expense could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties to our derivative contracts. Some of our customers and counterparties may be highly leveraged and subject to

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their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could adversely affect our results of operations and financial condition.

U.S. government and internal investigations could affect our results of operations.

We are currently involved in government and internal investigations involving various of our operations. As discussed in the Explanatory Note to Annual Report immediately preceding Part I of this Annual Report on Form 10-K/A, an inquiry and investigation initiated by the Oklahoma Department of Securities revealed questionable Transfers of funds by QRCP’s subsidiaries to an entity controlled by Jerry D. Cash. The Oklahoma Department of Securities has filed lawsuits against Jerry D. Cash, David E. Grose and Brent Mueller, and the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the SEC, and the IRS are currently conducting investigations related to the Transfers and these individuals.

These investigations are ongoing, and we cannot anticipate the timing, outcome or possible impact of these investigations, financial or otherwise. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against business entities and individuals for violations of securities laws, and other federal and state statutes, including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a broad range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other penalties and sanctions. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations and our ability to continue as a going concern.

There is a significant delay between the time we drill and complete a CBM well and when the well reaches peak production. As a result, there will be a significant lag time between when we expend capital expenditures and when we will begin to recognize significant cash flow from those expenditures.

Our general production profile for a CBM well averages an initial 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered until the wells reach peak production (an average of 50-55 Mcf/d (net)). In addition, there could be significant delays between the time a well is drilled and completed and when the well is connected to a gas gathering system. This delay between the time when we expend capital expenditures to drill and complete a well and when we will begin to recognize significant cash flow from those expenditures may adversely affect our cash flow from operations.

Our estimated proved reserves are based on assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

It is not possible to measure underground accumulations of oil and gas in an exact way. Oil and gas reserve engineering requires subjective estimates of underground accumulations of oil and gas and assumptions concerning future oil and gas prices, production levels and operating and development costs. In estimating our level of oil and gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	a constant level of future oil and gas prices;

•	geological conditions;

•	production levels;

•	capital expenditures;

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•	operating and development costs;

•	the effects of governmental regulations and taxation; and

•	availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil and gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our reserves could change significantly.

Our standardized measure is calculated using unhedged oil and gas prices and is determined in accordance with the rules and regulations of the SEC. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual drilling and production.

The present value of future net cash flows from our estimated proved reserves is not necessarily the same as the current market value of our estimated proved reserves. We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

•	the actual prices we receive for oil and gas;

•	our actual operating costs in producing oil and gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for oil and gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with the FASB’s Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Drilling for and producing oil and gas is a costly and high-risk activity with many uncertainties that could adversely affect our financial condition or results of operations, and as a result.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. The cost of drilling, completing and operating a well is often uncertain, and cost factors, as well as the market price of oil and natural gas, can adversely affect the economics of a well. Furthermore, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;

•	adverse weather conditions;

•	difficulty disposing of water produced as part of the coal bed methane production process;

•	equipment failures or accidents;

•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

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•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	unexpected operational events and drilling conditions;

•	increased risk of wellbore instability due to horizontal drilling;

•	unusual or unexpected geological formations;

•	natural disasters, such as fires;

•	blowouts, surface craterings and explosions; and

•	uncontrollable flows of oil, gas or well fluids.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. We may drill wells that are unproductive or, although productive, do not produce oil or gas in economic quantities. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Furthermore, a successful completion of a well does not ensure a profitable return on the investment.

Our hedging activities could result in financial losses or reduce our income, which may adversely affect our liquidity, financial condition and borrowing base.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of gas, we currently and may in the future enter into derivative arrangements for a significant portion of our gas production. We have entered into derivative contracts and fixed price sales contracts totaling approximately 39.1 Bcf of natural gas and 66,000 Bbls of oil through 2012. Our derivative instruments are subject to mark-to-market accounting treatment, and the change in fair market value of the instrument is reported in our statement of operations each quarter, which has resulted in and may in the future result in significant net losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities. The prices at which we enter into derivative financial instruments covering our production in the future will be dependent upon commodity prices at the time we enter into these transactions, which may be substantially lower than current oil and gas prices. Accordingly, our commodity price risk management strategy will not protect us from significant and sustained declines in oil and gas prices received for our future production. Conversely, our commodity price risk management strategy may limit our ability to realize cash flow from commodity price increases. Furthermore, we have direct commodity price exposure on the unhedged portion of our production volumes. Please read “Quantitative and Qualitative Disclosures about Market Risk” under Item 7A of this report.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into hedging transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the following risks:

•	a counterparty may not perform its obligation under the applicable derivative instrument;

•	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

•	the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures.

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Because of our lack of asset and geographic diversification, adverse developments in our operating area would adversely affect our results of operations.

Substantially all of our assets are currently located in the Cherokee Basin and Appalachian Basin. As a result, our business is disproportionately exposed to adverse developments affecting these regions. These potential adverse developments could result from, among other things, changes in governmental regulation, capacity constraints with respect to the pipelines connected to our wells, curtailment of production, natural disasters or adverse weather conditions in or affecting these regions. Due to our lack of diversification in asset type and location, an adverse development in our business or these operating areas would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.

We may be unable to compete effectively with larger companies, which may adversely affect our results of operations.

The oil and gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel, and we compete with other companies that have greater resources. Many of our competitors are major and large independent oil and gas companies, and they not only drill for and produce oil and gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Our larger competitors also possess and employ financial, technical and personnel resources substantially greater than ours. These companies may be able to pay more for oil and gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, there is substantial competition for investment capital in the oil and gas industry. These larger companies may have a greater ability to continue drilling activities during periods of low oil and gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material impact on our business activities, results of operations and financial condition.

We may have difficulty managing growth in our business.

Because of the relatively small size of our business, growth in accordance with our long-term business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we increase our activities and the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of required personnel could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, our operations and financial results could be adversely affected.

There are a variety of risks inherent in our operations that may generate liabilities, including contingent liabilities, and financial losses to us, such as:

•	damage to wells, pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of gas or oil spills as a result of the malfunction of equipment or facilities;

•	fires and explosions; and

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•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses.

In accordance with typical industry practice, we currently possess property, business interruption and general liability insurance at levels we believe are appropriate; however, insurance against all operational risk is not available to us. We are not fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance. Pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the terrorist attacks on September 11, 2001 and the hurricanes in 2005 have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations, and ability to resume and sustain the payment of cash distributions to our unitholders.

We have recently been named a defendant in a number of securities class action lawsuits and securityholder derivative lawsuits and we are a party to pending litigation arising out of the conduct of our business. These, and potential similar or related litigation, could result in significant expenses, monetary damages, penalties or injunctive relief against us.

As discussed in Items 1 and 2. “Business and Properties — Recent Developments — Internal Investigation; Restatements and Reaudits,” the joint special committee conducted an internal investigation into the Transfers of funds effected by Jerry D. Cash that totaled approximately $10 million. During the course of the investigation, management identified material errors in our and our Predecessor’s previously issued consolidated financial statements and has restated our and our Predecessor’s previously filed consolidated financial statements. The investigation and restatement have exposed us to risks and expenses associated with litigation and government investigations. Certain putative class action lawsuits and securityholder derivative lawsuits have been asserted against us, our general partner, QRCP, and current and former officers and directors. See Item 3. “Legal Proceedings” for a discussion of these lawsuits and other material legal proceedings. No assurance can be given regarding the outcome of such litigation, and additional claims may arise. The investigation and restatement and any settlements, payment of claims and other costs could lead to substantial expenses, may materially affect our cash balance and cash flows from operations and may divert management’s attention from our business. In addition, there are indemnification provisions in our partnership agreement and the operating agreement of our general partner under which we are required to indemnify and advance defense costs to our current and certain of our former directors and officers. Furthermore, considerable legal, accounting and other professional services expenses related to these matters have been incurred to date and significant expenditures may continue to be incurred in the future. We could be required to pay damages and might face remedies that could harm our business, financial condition and results of operations. While we maintain directors and officers liability insurance, there can be no assurance that the proceeds of this insurance will be available with respect to all or part of any damages, costs or expenses that we may incur in connection with the class action and derivative securityholder lawsuits.

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We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental and operational safety regulations or an accidental release of hazardous substances into the environment.

We may incur significant costs and liabilities as a result of new or existing environmental, health and safety requirements applicable to our oil and gas exploration, development and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental, health and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations.

Our operations are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (1) the federal CAA and comparable state laws and regulations that impose obligations related to air emissions, (2) federal and state laws and regulations currently under development to address GHG emissions, (3) the federal RCRA and comparable state laws that impose requirements for the handling, storage, treatment or discharge of waste from our facilities, (4) the federal CERCLA, also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal and (5) the federal CWA and analogous state laws and regulations that impose detailed permit requirements and strict controls regarding the discharge of pollutants into waters of the United States and state waters. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental regulations, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or hydrocarbons have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.

There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of oil and natural gas, air emissions related to our operations, and historical industry operations and waste disposal practices. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance which could adversely affect our ability to resume and continue the payment of distributions.

We may face unanticipated water disposal costs.

We are subject to regulation that restricts our ability to discharge water produced as part of our gas production operations. Productive zones frequently contain water that must be removed in order for the gas to detach and produce, and our ability to remove and dispose of sufficient quantities of water from the various zones will determine whether we can produce gas in commercial quantities. The produced water must be transported from the lease and injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from our wells may affect our ability to produce our wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce our profitability.

Where water produced from our projects fail to meet the quality requirements of applicable regulatory agencies, our wells produce water in excess of the applicable volumetric permit limits, the disposal wells fail to meet the requirements of all applicable regulatory agencies, or we are unable to secure access to disposal wells with sufficient capacity to accept all of the produced water, we may have to shut in wells, reduce

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drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase if any of the following occur:

•	we cannot obtain future permits from applicable regulatory agencies;

•	water of lesser quality or requiring additional treatment is produced;

•	our wells produce excess water;

•	new laws and regulations require water to be disposed in a different manner; or

•	costs to transport the produced water to the disposal wells increase.

Shortages of crews could delay our operations, adversely affect our ability to increase our reserves and production.

Higher oil and gas prices generally stimulate increased demand and result in increased wages for crews and personnel in our production operations. These types of shortages or wage increases in the future could increase our costs and/or restrict or delay our ability to drill wells and conduct our operations. Any delay in the drilling of new wells or significant increase in labor costs could adversely affect our ability to increase our reserves and production and reduce our revenue and cash available for distribution. Additionally, higher labor costs could cause certain of our projects to become uneconomic and therefore not be implemented or for existing wells to become shut-in, reducing our production.

We depend on one customer to purchase our natural gas.

During the year ended December 31, 2008, substantially all of our natural gas produced in the Cherokee Basin was sold to ONEOK under a sale and purchase contract, which has an indefinite term but may be terminated by either party on 30 days’ notice, other than with respect to pending transactions, or less following an event of default. If ONEOK was to reduce the volume of gas it purchases under this agreement, our revenue and cash available for distribution will decline to the extent we are not able to find new customers for the natural gas we produce and sell.

The credit and risk profile of QRCP could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.

The credit and business risk profiles of QRCP may be factors considered in our credit evaluations because our general partner controls our business activities, including our cash distribution policy and acquisition strategy and business risk profile. Another factor that may be considered is the financial condition of QRCP including the degree of its financial leverage and any dependence on cash flow from us to service its indebtedness.

In QRCP’s Annual Report on Form 10-K for 2008, its independent registered public accounting firm expressed doubt about its ability to continue as a going concern if it is unable to restructure its debt obligations, issue equity securities and/or sell assets in the next few months. If QRCP is not successful in obtaining sufficient additional funds, there is a significant risk that QRCP will be forced to file for bankruptcy protection.

If we were to seek a credit rating in the future, our credit rating may be adversely affected by the financial condition of QRCP, as credit rating agencies such as Standard & Poor’s Ratings Services and Moody’s Investors Service may consider the financial condition and credit profile of QRCP and its affiliates because of their ownership interest in and control of us and the strong operational links between QRCP and us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and resume and continue the payment of distributions to unitholders.

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Certain of our undeveloped leasehold acreage is subject to leases that may expire in the near future.

In the Cherokee Basin, as of December 31, 2008, we held oil and gas leases on approximately 557,603 net acres, of which 150,922 net acres are undeveloped and not currently held by production. Unless we establish commercial production on the properties subject to these leases during their term, these leases will expire. Leases covering approximately 29,760 net acres are scheduled to expire before December 31, 2009 and an additional 77,149 net acres are scheduled to expire before December 31, 2010. If our leases expire, we will lose our right to develop the related properties. We typically acquire a three-year primary term when the original lease is acquired, with an option to extend the term for up to three additional years, if the primary three-year term reaches expiration without a well being drilled to establish production for holding the lease.

Our identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, which could have an adverse effect on our financial condition and results of operation.

Our management has specifically identified drilling locations for our future multi-year drilling activities on our existing acreage. We have identified, as of December 31, 2008, approximately 270 gross proved undeveloped drilling locations and approximately 1,599 additional gross potential drilling locations in the Cherokee Basin. These identified drilling locations represent a significant part of our future long-term development drilling program. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, gas prices, costs and drilling results. In addition, no proved reserves are assigned to any of the approximately 1,599 Cherokee Basin potential drilling locations we have identified and therefore, there may exist greater uncertainty with respect to the likelihood of drilling and completing successful commercial wells at these potential drilling locations. Our final determination of whether to drill any of these drilling locations will be dependent upon the factors described above, our current financial condition, our ability to obtain additional capital as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, it is unlikely that all of the numerous drilling locations we have identified will be drilled within the timeframe specified in the reserve report or will ever be drilled, and we do not know if we will be able to produce gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could have a significant adverse effect on our financial condition and results of operations.

We may incur losses as a result of title deficiencies in the properties in which we invest.

If an examination of the title history of a property reveals that an oil or gas lease has been purchased in error from a person who is not the owner of the mineral interest desired, our interest would be worthless. In such an instance, the amount paid for such oil or gas lease or leases would be lost. It is our practice, in acquiring oil and gas leases, or undivided interests in oil and gas leases, not to incur the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to drilling an oil or gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil or gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. Our failure to obtain these rights may adversely impact its ability in the future to increase production and reserves.

On a small percentage of our acreage (less than 1.0%), the land owner in the past transferred the rights to the coal underlying their land to a third party. With respect to those properties we have obtained oil and gas

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leases from the owners of the oil, gas, and minerals other than coal underlying those lands. In Kansas, absent a specific conveyance of the CBM in the deed conveying the coal, the law is clear that the coal owner does not own the CBM. In Oklahoma, the law is unsettled as to whether the owner of the gas rights or the coal rights is entitled to the CBM gas. We are currently involved in litigation with the owner of the coal rights on these lands to determine who has the rights to the CBM gas. In the event that the courts were to determine that the owner of the coal rights is entitled to extract the CBM gas, we would lose these leases and the associated wells and reserves. In addition, we may be required to reimburse the owner of the coal rights for some of the gas produced from those wells. For additional information regarding these legal proceedings, please read “Business and Properties — Environmental Matters and Regulation” under Items 1 and 2. of this report and “Legal Proceedings” under Item 3 of this report.

We depend on a limited number of key management personnel, who would be difficult to replace.

Our operations and activities are dependent to a significant extent on the efforts and abilities of management and key employees of QRCP, including David Lawler, President and Chief Executive Officer, Eddie LeBlanc, Chief Financial Officer, Richard Marlin, Executive Vice President — Engineering, David Bolton, Executive Vice President — Land, Thomas A. Lopus, Executive Vice President — Appalachia and Jack Collins, Executive Vice President — Finance/Corporate Development. We maintain no key person insurance for any of our management or key employees. The loss of any member of our management or other key employees could negatively impact our ability to execute our strategy.

We rely on our general partner and Quest Energy Service for our management. If our general partner or Quest Energy Service fails to or inadequately performs, our costs will increase which will reduce our cash from operations and have a material adverse effect on our financial condition and results of operation.

We rely on our general partner and Quest Energy Service for our management. We also expect that our general partner will provide us with assistance in hedging our production and acquisition services in respect of opportunities for us to acquire long-lived, stable and proved oil and gas reserves. QRCP and its affiliates have no obligation to present us with potential acquisitions outside the Cherokee Basin, and, if they fail to do so, we will need to either seek acquisitions on our own or retain a third party to seek acquisitions on our behalf. In the long term, without further acquisitions, we will not be able to replace or grow our reserves, which would reduce our cash from operations and have a material adverse effect on our financial condition and results of operation.

Any acquisitions we complete are subject to substantial risks that could have a material adverse effect on our financial condition and results of operation.

Our ability to grow, increase our profitability and resume the payment of distributions as well as increase distributions over time depends in part on our ability to make acquisitions that result in an increase in our net income. We may be unable to make such acquisitions because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors. If we are unable to acquire properties containing proved reserves, our total level of proved reserves will decline as a result of our production, which will adversely affect our results of operations. Even if we do make acquisitions that we believe will increase our net income and cash flows, these acquisitions may nevertheless result in a decrease in available cash per unit. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about reserves, future production, volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition;

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•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance the acquisition;

•	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

In addition, we may pursue acquisitions outside the Cherokee and Appalachian Basins. Because we currently operate substantially in the Cherokee and Appalachian Basins, we do not have the same level of experience in other basins. Consequently acquisitions in areas outside the Cherokee and Appalachian Basins may not allow us the same operational efficiencies we benefit from in those basins. In addition, acquisitions outside the Cherokee and Appalachian Basins will expose us to different operational risks due to potential differences, among others, in:

•	geology;

•	well economics;

•	availability of third party services;

•	transportation charges;

•	content, quantity and quality of oil and gas produced;

•	volume of waste water produced;

•	state and local regulations and permit requirements; and

•	production, severance, ad valorem and other taxes.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties.

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Risks Inherent in an Investment in Our Common Units

We currently are not in compliance with NASDAQ’s continued listing requirements, and if our common units are delisted, it could negatively impact the price of our common units, our ability to access the capital markets and the liquidity of our common units.

On November 19, 2008, we received a letter from the staff of NASDAQ indicating that, because of our failure to timely file our Form 10-Q for the quarter ended September 30, 2008, we no longer complied with the continued listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14) (now Rule 5250(c)(1)). As permitted by NASDAQ rules, we timely submitted a plan to NASDAQ staff to regain compliance on January 20, 2009. Following a review of this plan, NASDAQ staff granted us an extension until May 18, 2009 to file our Form 10-Q.

We did not file our Form 10-Q for the quarter ended September 30, 2008 on that date and on May 18, 2009, we received a Staff Determination from NASDAQ stating that our common units are subject to delisting since we were not in compliance with the filing requirements for continued listing. We requested and were granted a hearing before the NASDAQ Listing Panel to appeal the Staff Determination. The hearing was held on June 11, 2009. On July 15, 2009, we received a letter from NASDAQ advising us that the Panel had granted our request for continued listing on NASDAQ. The terms of the Panel’s decision include a condition that we file our quarterly reports on Form 10-Q for the quarters ended September 30, 2008 and March 31, 2009 by August 15, 2009. If we have not filed all of our delinquent periodic reports by August 15, 2009, there can be no assurances that the Panel will grant a further extension to allow us additional time to file such reports or that our common units will not be delisted.

Any potential delisting of our common units from the NASDAQ Global Market would make it more difficult for our unitholders to sell our units in the public market. Additionally, the delisting of our common units could materially adversely affect our ability to raise capital that may be needed for future operations. Delisting could also have other negative results, including the potential loss of confidence by customers and employees, the loss of institutional investor interest, and fewer business development opportunities and would likely result in decreased liquidity and increased volatility for our common units.

Our unit price may be volatile.

The following factors could affect our unit price:

•	the Recombination and the uncertainty whether it will be successful;

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per unit, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;

•	liquidity and registering our common units for public resale;

•	material weaknesses in the control environment;

•	actual or anticipated variations in our reserve estimates and quarterly operating results;

•	changes in oil and natural gas prices;

•	speculation in the press or investment community;

•	sales of our common units by significant unitholders;

•	short-selling of our common units by investors;

•	pending litigation, including securities class action and derivative lawsuits;

•	issuance of a significant number of units to raise additional capital to fund our operations;

•	increases in our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

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•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our unitholders;

•	general market conditions, including fluctuations in and the occurrence of events or trends affecting the price of oil and natural gas; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Our common units are unsecured equity interests.

Just like any equity interest, our common units will not be secured by any of our assets. Therefore, in the event of our liquidation, the holders of our common units will receive distributions only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying its secured and unsecured creditors to make any distribution to the holders of our common units.

QRCP controls our general partner, which conducts our business and manages our operations. QRCP and its affiliates have conflicts of interest with us and limited fiduciary duties to us, which may permit them to favor their own interests to your detriment.

QRCP owns and controls our general partner. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to QRCP. Some of our general partner’s directors and executive officers are directors or officers of QRCP and Quest Midstream. Therefore, conflicts of interest may arise between QRCP and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires QRCP to pursue a business strategy that favors us. QRCP’s directors and officers have a fiduciary duty to make decisions in the best interests of the owners of QRCP, who include public shareholders. These decisions may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us, such as QRCP, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner determines the amount and timing of operating expenditures, asset purchases and sales, capital expenditures, borrowings, repayments of indebtedness, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders and the general partner, including with respect to its incentive distribution rights, and the ability of the subordinated units to convert to common units;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders;

•	subject to the limitations in our omnibus agreement, our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our general partner has the ability in certain circumstances to cause us to borrow funds to pay distributions on its subordinated units and incentive distribution rights; and

•	our general partner controls the interpretation and enforcement of obligations owed to us by our general partner and its affiliates, including our omnibus agreement with QRCP, the midstream services

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agreement between us and Quest Midstream and Quest Midstream’s midstream omnibus agreement with QRCP.

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held under state law and restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	permits our general partner to make a number of decisions either in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable”, our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

Each common unitholder is bound by the provisions in the partnership agreement, including the provisions discussed above.

We do not have any officers and rely solely on officers of our general partner and employees of QRCP and its affiliates for the management of our business.

None of the officers of our general partner are employees of our general partner. We have entered into a management services agreement with Quest Energy Service pursuant to which Quest Energy Service operates our assets and performs other administrative services for us such as SEC reporting and filings, Sarbanes-Oxley compliance, accounting, audit, finance, tax, benefits, compensation and human resource administration, property management, risk management, land, marketing, legal and engineering. The terms of the management services agreement and our partnership agreement significantly limit our remedies in the event Quest Energy Service fails to perform. Affiliates of QRCP conduct businesses and activities of their own in which we have no economic interest, including businesses and activities relating to QRCP and Quest Midstream. As a result, there could be material competition for the time and effort of the officers and employees who provide services to our general partner, QRCP and its affiliates. As a result of the PetroEdge acquisition, QRCP increased its operations, which could result in increased competition for the time and effort of such officers and employees.

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If the officers of our general partner and the employees of QRCP and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer.

Unitholders have limited voting rights and are not entitled to elect our general partner or the directors of our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or our general partner’s board of directors, and will have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen by QRCP. Since QRCP also holds 57% of our aggregate outstanding common and subordinated units, the public unitholders will not have an ability to influence any operating decisions or to prevent us from entering into any transactions. Furthermore, the goals and objectives of QRCP and our general partner relating to us may not be consistent with those of a majority of the public unitholders.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units (including units held by our general partner and its affiliates) voting together as a single class is required to remove the general partner. Our general partner and its affiliates own 57% of our aggregate outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

QRCP may engage in competition with us.

QRCP and its affiliates may engage in competition with us outside the Cherokee Basin. Pursuant to the omnibus agreement, QRCP and its subsidiaries agreed to give us a right to purchase any oil or natural gas wells or other oil or natural gas rights and related equipment and facilities that they acquire within the Cherokee Basin, but not including any midstream or downstream assets. QRCP may acquire, develop or dispose of additional oil or gas properties or other assets outside of the Cherokee Basin in the future, without any obligation to offer us the opportunity to acquire any of those assets.

If QRCP does engage in competition with us it could have an adverse impact on our results of operations and ability to make distributions to our unitholders. For a description of the non-competition provisions of the omnibus agreement, please read “Certain Relationships and Related Party Transactions, and Director Independence — Agreements Governing the Transactions — Omnibus Agreement” and “Certain Relationships and Related Party Transactions, and Director Independence — Agreements Governing the Transactions — Management Services Agreement,” in each case, under Item 13 of this report.

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We are restricted from engaging in businesses other than the exploration and development of oil and gas.

We are subject to the Omnibus Agreement dated as of December 22, 2006, but effective as of December 1, 2006, among Quest Midstream, Quest Midstream’s general partner, Quest Midstream’s operating subsidiary and QRCP and will continue to be subject to it so long as we are an affiliate of QRCP and QRCP or any of its affiliates controls Quest Midstream. Except for certain limited exceptions, the Omnibus Agreement restricts us from engaging in the following businesses:

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

•	any line of business other than those described in the preceding bullet points that generates “qualifying income,” within the meaning of Section 7704(d) of the Internal Revenue Code of 1986, as amended, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

These provisions will limit our flexibility to diversify into businesses other than the exploration and development of oil and gas, which may limit our ability to enter into different and potentially more profitable lines of business, and thus, adversely affect our ability to resume and continue to make distributions to our unitholders.

Our general partner has incentive distribution rights, which may incentivize it to cause us to distribute cash needed to develop our properties.

Our general partner has all of the incentive distribution rights entitling it to receive up to 23% of our cash distributions above certain target distribution levels in addition to its 2% general partner interest. This increased sharing in our distributions creates a conflict of interest for the general partner in determining whether to distribute cash to our unitholders or reserve it for reinvestment in the business and whether to borrow to pay distributions to our unitholders. Our general partner may have an incentive to distribute more cash than it would if its only economic interest in us were its 2% general partner interest. Furthermore, because of the commodity price sensitivity of our business, the general partner may receive incentive distributions due solely to increases in commodity prices as opposed to growth through development drilling or acquisitions.

Each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

Our partnership agreement requires our general partner to deduct our estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term, including on the general partner’s incentive distribution rights, but will have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for our previous underestimation.

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Cost reimbursements due our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, as determined by our general partner. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Payments for these services will reduce the amount of cash available for distribution to unitholders. Please read “Certain Relationships and Related Party Transactions, and Director Independence — Agreements Governing the Transactions — Omnibus Agreement” and “Certain Relationships and Related Party Transactions, and Director Independence — Agreements Governing the Transactions — Management Services Agreement,” in each case, under Item 13 of this report.

Our general partner’s interest in us and control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner from transferring all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby influence the decisions taken by the board of directors and officers of our general partner.

We may issue additional units, including units that are senior to the common units, without approval of our unitholders, which would dilute the existing ownership interests of our unitholders.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risks that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to

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as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The NASDAQ Global Market does not require a listed limited partnership like us to comply with some of its listing requirements with respect to corporate governance requirements.

Because we are a limited partnership, the NASDAQ Global Market does not require us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Global Market corporate governance requirements.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders may also incur a tax liability upon a sale of their units. Our general partner and its affiliates own approximately 26% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 57% of our aggregate outstanding common units.

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The liability of our unitholders may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in Kansas, Oklahoma, West Virginia and New York. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we may do business. Our unitholders could be liable for any and all of our obligations as if they were a general partner if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Sections 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are not liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Common units held by persons who are not Eligible Holders will be subject to the possibility of redemption.

If we become subject to U.S. laws with respect to the ownership interests in oil and gas leases on federal lands, our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible Holders. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States, (2) a corporation organized under the laws of the United States or of any state thereof, (3) a public body, including a municipality or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. Onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. If these certification procedures are implemented, unitholders who are not persons or entities who meet the requirements to be an Eligible Holder will not receive distributions or allocations of income and loss on their units, and we will have the right to redeem the common units held by persons or entities who are not Eligible Holders at the then-current market price of the units. The redemption price would be paid in cash or by delivery of a promissory note, as determined by our general partner.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be

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obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Tax Risks to Common Unitholders

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, at the federal level, legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although such legislation would not apply to us as currently proposed, it could be amended prior to enactment in a manner that does apply to us. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such a tax on us by any state will reduce the cash available for distribution to unitholders. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

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Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute. As a result, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected, and the cost of any contest will reduce our cash available for distribution to unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this report or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will reduce our cash available for distribution and thus will be borne indirectly by our unitholders and our general partner.

Tax gain or loss on disposition of our common units could be more or less than expected.

If our unitholders sell their common units, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions to our unitholders in excess of the total net taxable income they were allocated for a common unit, which decreased their tax basis in that common unit, will, in effect, become taxable income to them if the common unit is sold at a price greater than their tax basis in that common unit, even if the price they receive is less than their original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. If our unitholders sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale. If the IRS successfully contests some tax positions we take, unitholders could recognize more gain on the sale of units than would be the case if those positions were sustained, without the benefit of decreased income in prior years.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders. It also

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could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audits of, and adjustments to, unitholders’ tax returns.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For example, an exchange of 50% of our capital and profits could occur if, in any twelve-month period, holders of our subordinated and common units sell at least 50% of the interests in our capital and profits. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which could result in us filing two tax returns (and unitholders receiving two Schedule K-1s) for one fiscal year. Our termination could also result in a deferral of depreciation deductions allowable in computing our taxable income. If this occurs, you will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated and for future years as a percentage of the cash distributed to you with respect to such periods. Although the amount of the increase cannot be estimated because it depends upon numerous factors including the timing of the termination, the amount could be material. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred.

We may adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the holders of incentive distribution rights and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of our common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and the holders of the incentive distribution rights. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the holders of the incentive distribution rights, which may be unfavorable to such unitholders. Moreover, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the holders of the incentive distribution rights and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

Unitholders likely will be subject to state and local taxes and return filing requirements.

In addition to federal income taxes, unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property, now or in the future, even if they do not live in any of those jurisdictions. Unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, they may be subject to penalties for failure to comply with those requirements. We currently own assets and conduct business in Kansas, Oklahoma, West Virginia and New York. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is the unitholder’s responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

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A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Stinson Morrison Hecker LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

ITEM 1B.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 3.	LEGAL PROCEEDINGS.

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. As of December 31, 2008, as a result of the Transfers and the restatements of our financial statements, we are involved in litigation outside the ordinary course of our business. We will record a liability related to our legal proceedings and claims when we have determined that it is probable that we will be obligated to pay and the related amount can be reasonably estimated, and we will disclose the related facts in the footnotes to our financial statements, if material. If we determine that an obligation is reasonably possible, we will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. Except for those legal proceedings listed below, we believe there are no pending legal proceedings in which we are currently involved which, if adversely determined, could have a material adverse effect on our financial position, results of operations or cash flow. We are currently a defendant in the following litigation. We intend to defend vigorously against the claims described below. We are unable to predict the outcome of these proceedings or reasonably estimate a range of possible loss that may result. Like other oil and natural gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M U.S., District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

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Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma against Quest Energy GP et al. The complaints were filed by certain unitholders on behalf of themselves and other unitholders who purchased our common units between November 7, 2007 and August 25, 2008 and by certain stockholders on behalf of themselves and other stockholders who purchased QRCP’s common stock between May 2, 2005 and August 25, 2008. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of QRCP to entities controlled by our former chief executive officer, Jerry D. Cash. The complaints also allege that, as a result of these actions, our unit price and the stock price of QRCP was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. Various individual plaintiffs have filed multiple rounds of motions seeking appointment as lead plaintiff, however the court has not yet ruled on these motions and appointed a lead plaintiff. Once a lead plaintiff is appointed, the lead plaintiff must file a consolidated amended complaint within 60 days after being appointed. No further activity is expected in the purported class action until a lead plaintiff is appointed and an amended consolidated complaint is filed. We intend to defend vigorously against plaintiffs’ claims.

Federal Derivative Case

William Dean Enders, derivatively on behalf of nominal defendant Quest Energy Partners, L.P. v. Jerry D. Cash, David E. Grose, David C. Lawler, Gary Pittman, Mark Stansberry, J. Phillip McCormick, Douglas Brent Mueller, Mid Continent Pipe & Equipment, LLC, Reliable Pipe & Equipment, LLC, RHB Global, LLC, RHB, Inc., Rodger H. Brooks, Murrell, Hall, McIntosh & Co. PLLP, and Eide Bailly LLP, Case No. CIV-09-752-F, U.S. District Court for the Western District of Oklahoma, filed July 17, 2009

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on our behalf, which names certain of our current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the Transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses and equitable and/or injunctive relief. It also seeks us to take all necessary actions to reform and improve our corporate governance and internal procedures. We intend to defend vigorously against these claims.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC Case No. 07-1225-MLB in the U.S. District Court, District of Kansas, filed August 6, 2007

Quest Cherokee was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee has answered the complaint and denied plaintiffs’ claims. Discovery in that case is ongoing. Quest Cherokee intends to defend vigorously against these claims.

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Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, in the District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

Quest Cherokee Oilfield Service, LLC (“QCOS”) was named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. Various motions for summary judgment have been filed and denied by the court. It is expected that the court will set this matter for trial in Fall 2009. QCOS intends to defend vigorously against plaintiffs’ claims.

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al, CJ-2009-1078, in the District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

QCOS was named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed above. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. QCOS will vigorously defend the declaratory action.

Billy Bob Willis, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00063, District Court of Nowata County, State of Oklahoma, filed April 28, 2009

Quest Resource Corporation, et al. were named in the above-referenced lawsuit. The lawsuit has not been served. At this time and due to the recent filing of the lawsuit, QRCP is unable to provide further detail.

Berenice Urias v. Quest Cherokee, LLC, et al., CV-2008-238C in the Fifth Judicial District, County of Lea, State of New Mexico (Second Amended Complaint filed September 24, 2008)

Quest Cherokee was named in this wrongful death lawsuit filed by Berenice Urias. Plaintiff is the surviving fiancée of the decedent Montano Moreno. The decedent was killed while working for United Drilling, Inc. United Drilling was transporting a drilling rig between locations when the decedent was electrocuted. All claims against Quest Cherokee have been dismissed with prejudice.

Juana Huerter v. Quest Cherokee Oilfield Services, LLC, et al., Case No. 2008 CV-50, District Court of Neosho County, State of Kansas, filed May 5, 2008

QCOS, et al. were named in this personal injury lawsuit arising out of an automobile collision. Initial written discovery is being conducted. There is no pending trial date. QCOS intends to defend vigorously against this claim.

Bradley Haviland, Jr., v. Quest Cherokee Oilfield Services, LLC, et al., Case No. 2008 CV-78, District Court of Neosho County, State of Kansas, filed July 25, 2008

QCOS, et al. were named in this personal injury lawsuit arising out of an automobile collision. There is no pending trial date. QCOS intends to defend vigorously against this claim.

Litigation Related to Oil and Gas Leases

Quest Cherokee was named as a defendant or counterclaim defendant in several lawsuits in which the plaintiff claims that oil and gas leases owned and operated by Quest Cherokee have either expired by their terms or, for various reasons, have been forfeited by Quest Cherokee. Those lawsuits were originally filed in the district courts of Labette, Montgomery, Wilson, and Neosho Counties, Kansas. Quest Cherokee has drilled wells on some of the oil and gas leases in issue and some of those oil and gas leases do not have a well located thereon but have been unitized with other oil and gas leases upon which a well has been drilled. As of March 1, 2009, the total amount of acreage covered by the leases at issue in these lawsuits was approximately

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4,808 acres. Quest Cherokee intends to vigorously defend against those claims. Following is a list of those cases:

Roger Dean Daniels v. Quest Cherokee, LLC, Case No. 06-CV-61, in the District Court of Montgomery County, State of Kansas, filed May 5, 2006 (currently on appeal)

Carol R. Knisely, et al. v. Quest Cherokee, LLC, Case No. 07-CV-58-I, in the District Court of Montgomery County, State of Kansas, filed April 16, 2007

Quest Cherokee, LLC v. David W. Hinkle, et al., Case No. 2006-CV-74, in the District Court of Labette County, State of Kansas, filed September 5, 2006

Scott Tomlinson, et al. v. Quest Cherokee, LLC, Case No. 2007-CV-45, in the District Court of Wilson County, State of Kansas, filed August 29, 2007

Ilene T. Bussman et al. v. Quest Cherokee, LLC, Case No. 07-CV-106-PA, in the District Court of Labette County, State of Kansas, filed November 26, 2007

Gary Dale Palmer, et al. v. Quest Cherokee, LLC, Case No. 07-CV-107-PA, in the District Court of Labette County, State of Kansas, filed November 26, 2007

Richard L. Bradford, et al. v. Quest Cherokee, LLC, Case No. 2008-CV-67, in the District Court of Wilson County, Kansas, filed September 18, 2008 (Quest Cherokee has resolved these claims as part of a settlement)

Richard Winder v. Quest Cherokee, LLC, Case Nos. 07-CV-141 and 08-CV-20, in the District Court of Wilson County, Kansas, filed December 7, 2007, and February 27, 2008

Housel v. Quest Cherokee, LLC, 06-CV-26-I, in the District Court of Montgomery County, State of Kansas, filed March 2, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Charles Housel and Meredith Housel on March 2, 2006. Plaintiffs allege that the primary term of the lease at issue has expired and that based upon non-production, plaintiffs are entitled to cancellation of said lease. A judgment was entered against Quest Cherokee on May 15, 2006. Quest Cherokee, however, was never properly served with this lawsuit and did not learn of this lawsuit until on or about April 23, 2007. Quest Cherokee filed a Motion to Set Aside Default Judgment and the parties have since agreed to set aside the default judgment that was entered. Quest Cherokee has answered the complaint. On April 1, 2008, Quest Cherokee sought leave from the court to bring a third party claim against Layne Energy Operating, LLC (“Layne”) on the basis that it, among other things, has committed a trespass and has converted the well and gas and/or proceeds at issue. Quest Cherokee was granted leave to file its claim against Layne. Layne has moved to dismiss the Third Party Petition and Quest Cherokee has objected. Quest Cherokee intends to defend vigorously against plaintiffs’ claims and pursue vigorously its claims against Layne.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. 04-C-100-PA in the District Court of Labette County, State of Kansas, filed on September 1, 2004

Quest Cherokee and Bluestem were named as defendants in a lawsuit filed by Central Natural Resources, Inc. (“Central Natural Resources”) on September 1, 2004 in the District Court of Labette County, Kansas. Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem purchases and gathers the gas produced by Quest Cherokee. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser and has damaged its coal through its drilling and production operations. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged that Bluestem converted the gas and seeks an accounting for all gas purchased by Bluestem from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. If Quest Cherokee prevails on that issue, then the Plaintiff’s claims

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against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane gas were filed by Quest Cherokee and the plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. Plaintiff appealed the summary judgment and the Kansas Supreme Court has issued an opinion affirming the District Court’s decision and has remanded the case to the District Court for further proceedings consistent with that decision. Quest Cherokee and Bluestem intend to defend vigorously against these claims.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. CJ-06-07 in the District Court of Craig County, State of Oklahoma, filed January 17, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff seeks to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contends it has valid leases from the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee has answered the petition and discovery has been stayed by agreement of the parties. Quest Cherokee intends to defend vigorously against these claims.

Edward E. Birk, et ux., and Brian L. Birk, et ux., v. Quest Cherokee, LLC, Case No. 09-CV-27, in the District Court of Neosho County, State of Kansas, filed April 23, 2009

Quest Cherokee was named as a defendant in a lawsuit filed by Edward E. Birk, et ux., and Brian L. Birk, et ux., on April 23, 2009. In that case, the plaintiffs claim that they are entitled to an overriding royalty interest (1/16th in some leases, and 1/32nd in some leases) in 14 oil and gas leases owned and operated by Quest Cherokee. Plaintiffs contend that Quest Cherokee has produced oil and/or gas from wells located on or unitized with those leases, and that Quest Cherokee has failed to pay plaintiffs their overriding royalty interest in that production. Quest Cherokee’s answer date is June 15, 2009. We are investigating the factual and legal basis for these claims and intend to defend against them vigorously based upon the results of the investigation.

Robert C. Aker, et al. v. Quest Cherokee, LLC, et al., U.S. District Court for the Western District of Pennsylvania, Case No. 3-09CV101, filed April 16, 2009

Quest Cherokee, et al. were named as defendants in this action where plaintiffs seek a ruling invalidating certain oil and gas leases. Quest Cherokee has not answered and no discovery has taken place. Quest Cherokee is investigating whether it is a proper party to this lawsuit and intends to vigorously defend against this claim.

Other

Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-91, in the District Court of Neosho County, State of Kansas, filed July 19, 2007; and Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-46, in the District Court of Wilson County, State of Kansas, filed September 4, 2007

Quest Cherokee was named as a defendant in two lawsuits filed by Well Refined Drilling Company in the District Court of Neosho County, Kansas (Case No. 2007 CV 91) and in the District Court of Wilson County, Kansas (Case No. 2007 CV 46). In both cases, plaintiff contends that Quest Cherokee owes certain sums for services provided by the plaintiff in connection with drilling wells for Quest Cherokee. Plaintiff has also filed mechanics liens against the oil and gas leases on which those wells are located and also seeks foreclosure of those liens. Quest Cherokee has answered those petitions and has denied plaintiff’s claims. Quest Cherokee has resolved these claims as well as the Neosho Natural matter described below as part of a global settlement.

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Neosho Natural, LLC, Jeffrey D. Kephart and Randall L. Cox v. Quest Cherokee, LLC, Case No. 2008-CV-23, in the District Court of Neosho County, State of Kansas, filed March 7, 2008.

Quest Cherokee was named as a defendant in a lawsuit filed in the District Court of Neosho County, Kansas on March 7, 2008 alleging that Quest Cherokee’s taking of a new oil and gas lease with the landowners did not eliminate the overriding royalty interest (“ORRI”) that had been granted to Plaintiffs and, accordingly, seeking declaratory judgment that their ORRI is enforceable as to the subsequent oil and gas lease purchased by QC. Quest denied that the ORRI was enforceable due to a new lease that was granted by the landowners. Quest Cherokee agreed to resolve this matter as part of a global settlement in the Well Refined Drilling Litigation identified above.

Barbara Cox v. Quest Cherokee, LLC, U.S. District Court for the District of New Mexico, Case No. CIV-08-0546, filed April 18, 2008

Quest Cherokee was named in this lawsuit by Barbara Cox. Plaintiff is a landowner in Hobbs, New Mexico and owns the property where the Quest State 9-4 Well was drilled and plugged. Plaintiff alleges that Quest Cherokee violated the New Mexico Surface Owner Protection Act and has committed a trespass and nuisance in the drilling and maintenance of the well. Quest Cherokee denies the allegations of plaintiff. Plaintiff has not articulated any firm damage numbers. Quest Cherokee intends to defend vigorously against plaintiff’s claims.

Larry Reitz, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00076, District Court of Nowata County, State of Oklahoma, filed May 15, 2009

QRCP, et al. were named in the above-referenced lawsuit. The lawsuit was served on May 22, 2009. Defendants have filed a motion to dismiss certain claims and no discovery has taken place. Plaintiffs allege that defendants have wrongfully deducted costs from the royalties of plaintiffs and have engaged in self-dealing contracts and agreements resulting in a less than market price for production. Plaintiffs seek unspecified actual and punitive damages. Defendants intend to defend vigorously against this claim.

Quest Resource Corporation, et al. v. David E. Grose, et al., Case No. CJ-2009-2078, in the District Court of Oklahoma County, State of Oklahoma, filed March 3, 2009

QRCP, et al. filed this action against defendants alleging that defendants engaged in a fraudulent kick-back scheme. In particular plaintiffs contend that defendants conspired to place orders for pipe at marked up prices and would split the price of the markup. The amount of kick-backs is estimated to be approximately $1,700,000. Further, plaintiffs allege that defendants Grose and Mueller conspired to cause an invoice for $1,000,000 to be paid for pipe that plaintiffs never received and, instead, Grose and Mueller converted the funds. No deadlines have been set by the court and no discovery has taken place. Plaintiffs are currently attempting service of process on defendants. Plaintiffs will pursue their claims against defendants vigorously.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

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PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED UNITHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common units trade on The NASDAQ Global Market under the symbol “QELP.” The table set forth below presents the range of high and low last reported sales prices of our common units on NASDAQ for each quarter since our initial public offering on November 9, 2007. In addition, distributions declared during each quarter are presented.

	Price Range		Cash Distribution
Fiscal Quarter and Period Ended	High Price	Low Price	per Common Unit

December 31, 2008	$6.84	$1.87	$0
September 30, 2008	$16.97	$6.32	$0.4000
June 30, 2008	$17.04	$14.04	$0.4300
March 31, 2008	$16.15	$13.71	$0.4100
December 31, 2007	$16.50	$14.18	$0.2043	(a)

(a)	On January 21, 2008, the board of directors of our general partner declared a cash distribution for the fourth quarter of 2007. The distribution was based on an initial quarterly distribution of $0.40 per unit, prorated for the period from and including November 15, 2007, the closing date of our initial public offering, through December 31, 2007. The distribution was paid on February 14, 2008 to unitholders of record at the close of business on February 7, 2008.

Record Holders

At the close of business on June 9, 2009, based upon information received from our transfer agent, we had 11 common unitholders of record. This number does not include owners for whom common units may be held in “street” names.

Cash Distributions to Unitholders

In light of the decline in our cash flows from operations due to declines in oil and natural gas prices during the last half of 2008, the costs of the investigation and associated remedial actions, including the reaudit and restatement of our financial statements, and concerns about a potential borrowing base redetermination in the second quarter of 2009 and the need to repay or refinance our term loan by September 30, 2009, the board of directors of our general partner decided to suspend distributions on all units starting with the distribution for the fourth quarter of 2008 in order to conserve cash to properly conduct operations, maintain strategic options and plan for future required principal payments under our debt instruments.

We do not expect to have any available cash to pay distributions in 2009 and we are unable to estimate at this time when such distributions may be resumed, if ever. In October of 2008, our credit agreements were amended. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.” The amended terms of our credit agreements restrict our ability to pay distributions, among other things. Even if the restrictions on the payment of distributions under our credit agreements are removed, we may continue to not pay distributions in order to conserve cash for the repayment of indebtedness or other business purposes. Future cash distributions are dependent upon future earnings, cash flows, capital requirements, financial condition and other factors. We are currently focusing on negotiating documentation to complete the Recombination and there is no present intent to resume the payment of distributions or to pay any arrearages.

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash (as defined in our partnership agreement) to unitholders of record on the applicable record date. Our general partner has determined and is expected to continue to conclude for the remainder of 2009, if

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not longer, that we do not have any available cash. The amount of available cash generally is all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business, including reserves for future capital expenditures and our anticipated future credit needs;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months other than from additional working capital borrowings.

Our general partner is entitled to 2% of all quarterly distributions that we make prior to our liquidation. The general partner’s 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. The following discussion assumes our general partner maintains its 2% general partner interest. Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 25%, of the cash we distribute from operating surplus (as defined in our partnership agreement) in excess of $0.46 per unit per quarter.

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to the minimum quarterly distribution of $0.40 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

The subordination period will extend until the first day of any quarter beginning after December 31, 2012 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined in our partnership agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In

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addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

If the tests for ending the subordination period are satisfied for any three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2010, 25% of the subordinated units will convert into an equal number of common units. Similarly, if those tests are also satisfied for any three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2011, an additional 25% of the subordinated units will convert into an equal number of common units. The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.

In addition to the early conversion of subordinated units described above, all of the subordinated units will convert into an equal number of common units on the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

•	distributions of available cash from operating surplus on each outstanding common unit, subordinated unit and the 2% general partner interest equaled or exceeded $2.00 (125% of the annualized minimum quarterly distribution) for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $2.00 per common unit (125% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units and the 2% general partner interest during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, cash in excess of the minimum quarterly distributions is distributed to the unitholders and the general partner based on the percentages below (which results in our general partner receiving incentive

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distributions if the amount we distribute with respect to one quarter exceeds specified target levels shown below):

		Marginal Percentage
	Total Quarterly	Interest in
	Distributions Target	Distributions
	Amount	Limited Partner	General Partner

Minimum quarterly distribution	$0.40	98%	2%
First target distribution	Up to $0.46 Above $0.46, up to	98%	2%
Second target distribution	$0.50	85%	15%
Thereafter	Above $0.50	75%	25%

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities

None.

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ITEM 6.	SELECTED FINANCIAL DATA.

The following table sets forth selected consolidated financial data of us and the Predecessor for the periods and as of the dates indicated. The selected financial data as of December 31, 2008, 2007, 2006 and 2005 and for the year ended December 31, 2008, the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007, and the years ended December 31, 2006 and 2005 are derived from our audited consolidated/carve out financial statements. The selected financial data for the seven month transition period ended December 31, 2004 and the fiscal year ended May 31, 2004 are derived from the unaudited management accounts of the Predecessor for such periods, not from the Predecessor’s previously filed audited financial statements. All periods prior to 2008 have been restated from previously filed amounts. See Note 16 — Restatement to the consolidated financial statements for a discussion of the restatements.

	Successor		Predecessor
		November 15,	January 1,			7 Months
	Year Ended	2007 to	2007 to	Year Ended		Ended	Fiscal Year
	December 31,	December 31,	November 14,	December 31,		December 31,	Ended May 31,
	2008	2007	2007	2006	2005	2004	2004
	(Consolidated)	(Restated)	(Restated)	(Restated)	(Restated)	(Unaudited)	(Unaudited)
		(Consolidated)	(Carve out)	(Carve out)	(Carve out)	(Restated)	(Restated)
						(Carve out)	(Carve out)
	($ in thousands, except per unit data)

Statement of Operations Data:
Revenues:
Oil and gas sales	$162,492	$15,348	$89,937	$72,410	$70,628	$28,593	$2,560

Costs and expenses:
Oil and gas production	43,490	3,970	31,436	24,886	19,152	5,571
Transportation expense	35,546	4,342	24,837	17,278	7,038	3,196
General and administrative	13,647	2,872	11,040	7,853	5,353	2,365	370
Depreciation, depletion and amortization	50,988	5,045	29,568	24,760	19,037	6,738	(2,162)
Impairment of oil and gas properties	245,587	—	—	—	—	—	—
Misappropriation of funds	—	—	1,500	6,000	2,000	—	—
Loss on early extinguishment of debt	—	—	—	—	8,255	1,834	—

Total costs and expenses	389,258	16,229	98,381	80,777	60,835	19,704	(1,792)

Operating income (loss)	(226,766)	(881)	(8,444)	(8,367)	9,793	8,889	4,352
Other income (expense):
Gain (loss) from derivative financial instruments	66,145	(4,583)	6,544	52,690	(73,566)	(6,085)	(17,775)
Other income (expense)	301	4	(355)	(90)	399	37	—
Interest expense, net	(13,612)	(13,746)	(26,919)	(15,100)	(21,933)	(9,233)	(332)

Total other income and (expense)	52,834	(18,325)	(20,730)	37,500	(95,100)	(15,281)	(18,107)

Net income (loss)	$(173,932)	$(19,206)	$(29,174)	$29,133	$(85,307)	$(6,392)	$(13,755)

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	Successor		Predecessor
		November 15,	January 1,			7 Months
	Year Ended	2007 to	2007 to	Year Ended		Ended	Fiscal Year
	December 31,	December 31,	November 14,	December 31,		December 31,	Ended May 31,
	2008	2007	2007	2006	2005	2004	2004
	(Consolidated)	(Restated)	(Restated)	(Restated)	(Restated)	(Unaudited)	(Unaudited)
		(Consolidated)	(Carve out)	(Carve out)	(Carve out)	(Restated)	(Restated)
						(Carve out)	(Carve out)
	($ in thousands, except per unit data)

General partners’ interest in net (loss)	$(3,479)	$(384)	*	*	*	*	*

Limited partners’ interest in net (loss)	$(170,453)	$(18,822)	*	*	*	*	*

Net income (loss) per limited partner unit:	$(8.05)	$(0.89)	*	*	*	*	*

Weighted average limited partner units:
Common	12,309,432	12,301,521	*	*	*	*	*
Subordinated	8,857,981	8,857,981	*	*	*	*	*
Cash distribution per unit:
Common	$1.44	$—	*	*	*	*	*
Subordinated	$1.04	$—	*	*	*	*	*
General partner	$1.44	$—	*	*	*	*	*
Balance Sheet Data (at end of period):
Total assets	$278,221	$351,577	*	$314,673	$195,618	$177,646	$(191)
Long-term debt, net of current maturities	$189,090	$94,042	*	$225,245	$75,889	$101,616	$—

*	Not applicable

Comparability of information in the above table between periods is affected by (1) changes in the annual average prices for oil and gas, (2) increased production from drilling and development activity, (3) significant acquisitions that were made during the fiscal year ended May 31, 2004, (4) the change in the fiscal year end on December 31, 2004, (5) our initial public offering effective November 15, 2007 and (6) the acquisition of the PetroEdge assets in July 2008. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes, appearing in Items 7 and 8 of this report, respectively.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Restatement

As discussed in the Explanatory Note to Annual Report immediately preceding Part I of this Annual Report on Form 10-K/A and in Note 16 — Restatement to our consolidated financial statements, we are restating our consolidated financial statements included in this Annual Report on Form 10-K/A as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and for our Predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007. We are also restating previously issued Quarterly Financial Data for 2008 and 2007 presented in Note 18 — Supplemental Financial Information — Quarterly Financial Data (Unaudited) to the consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2008, 2007 and 2006 reflects our restatements and those of our Predecessor.

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The following discussion should be read together with the consolidated financial statements and the notes to consolidated financial statements, which are included in Item 8 of this Form 10-K/A, and the Risk Factors, which are set forth in Item 1A.

Overview

We are a publicly traded master limited partnership formed in 2007 by QRCP to acquire, exploit and develop oil and natural gas properties. In November 2007, we consummated the initial public offering of our common units and acquired the oil and gas properties contributed to us by QRCP in connection with that offering. In July 2008, we acquired from QRCP the interest in wellbores and related assets associated with the proved developed producing and proved developed non-producing reserves of PetroEdge located in the Appalachian Basin.

Our primary business objective for 2009 has been adjusted in response to the recent turmoil in the financial markets and the economy in general, including the reduction in commodity prices which was then exacerbated by the significantly increased general and administrative costs we have incurred as a result of the investigation and the reaudits and restatements of our consolidated financial statements. In 2009, our primary focus is to maintain our assets while working towards the completion of a recombination with QRCP and Quest Midstream into a newly formed holding company structure in order to simplify our organizational structure. On April 28, 2009, we entered into a non-binding letter of intent with respect to the Recombination. We are also working with our lenders to restructure our debt. We are no longer focused on traditional master limited partnership goals and objectives like the payment of cash distributions and we do not expect to pay distributions in 2009 and we are unable to estimate at this time when distributions may be resumed. The completion of the Recombination will be subject to a number of conditions and uncertainties. For more information, please read Items 1 and 2. “Business and Properties — Recent Developments” and Item 1A. “Risk Factors — The Merger Agreement for the Recombination is subject to closing conditions that could result in the completion of the Recombination being delayed or not consummated, which could lead to liquidation or bankruptcy” and “— Failure to complete the proposed Recombination could negatively impact the market price of our common units and our future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Recombination.”

After taking into effect the acquisition of the PetroEdge assets that we acquired from QRCP and the February 2008 acquisition of oil producing assets in Seminole County, Oklahoma, based on the most recently available reserve reports listed below, as of December 31, 2008, we had a total of approximately 167.1 Bcfe of net proved reserves with a standardized measure of $156.1 million. As of such date, approximately 83.2% of the net proved reserves were proved developed and 97.6% were gas.

Our properties can be summarized as follows:

•	Cherokee Basin. 152.7 Bcfe of estimated net proved reserves as of December 31, 2008 and an average net daily production of 57.3 Mmcfe for the year ended December 31, 2008 in the Cherokee Basin;

•	Appalachian Basin. 10.9 Bcfe of estimated net proved reserves as of December 31, 2008 and an average net daily production of 2.9 Mmcfe for the year ended December 31, 2008 predominantly in the Marcellus Shale and Devonian Sand formations in West Virginia and New York; and

•	Seminole County. 588,800 Bbls of estimated net proved reserves as of December 31, 2008 and an average net daily production of approximately 148 Bbls for the year ended December 31, 2008 of oil producing properties in Seminole County, Oklahoma.

Recent Developments

The following is a discussion of some of the more significant events that occurred during 2008 and the first part of 2009. Please read Items 1 and 2. “Business and Properties — Recent Developments” for additional information regarding these and other events that occurred during the year.

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PetroEdge Acquisition

On July 11, 2008, QRCP acquired PetroEdge and simultaneously sold PetroEdge’s natural gas producing wells to us. We funded the purchase of the PetroEdge wellbores with borrowings under our First Lien Credit Agreement, which was increased from $160 million to $190 million as part of the acquisition, and the proceeds from the Second Lien Loan Agreement. The purpose of the PetroEdge acquisition was to expand our operations to another geologic basin with less basins differential, that had significant resource potential. The acquisition closed during the peak month of natural gas pricing in 2008.

Internal Investigation; Restatements and Reaudits

On August 23, 2008, only six weeks after the PetroEdge transaction closed, Jerry D. Cash resigned as the chief executive officer following the discovery of the Transfers. The Transfers were brought to the attention of the boards of directors of each of Quest Energy GP, Quest Midstream GP and QRCP as a result of an inquiry and investigation that had been initiated by the Oklahoma Department of Securities. Quest Energy GP’s board of directors, jointly with the boards of directors of Quest Midstream GP and QRCP, formed a joint special committee to investigate the matter and to consider the effect on our consolidated financial statements. We also retained a new independent registered public accounting firm to reaudit our financial statements.

The investigation revealed that the Transfers resulted in a loss of funds totaling approximately $10 million by QRCP. Further, it was determined that David E. Grose directly participated and/or materially aided Jerry D. Cash in connection with the unauthorized Transfers. In addition, the Oklahoma Department of Securities has filed a lawsuit alleging that David E. Grose and Brent Mueller each received kickbacks of approximately $0.9 million from several related suppliers over a two-year period and that during the third quarter of 2008, they also engaged in the direct theft of $1 million for their personal benefit and use.

We experienced significant increased costs in the second half of 2008 and continue to experience such increased costs in the first half of 2009 due to, among other things:

•	We had costs associated with the internal investigation and our responding to inquiries from the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the SEC and the IRS.

•	As a result of the resignation of Jerry D. Cash and the termination of David E. Grose, consultants were immediately retained to perform the accounting and finance functions and to assist in the determination of the intercompany debt discussed under Items 1 and 2. “Business and Properties — Recent Developments — Intercompany Accounts.”

•	We retained law firms to respond to the class action and derivative suits that have been filed against us, our general partner and QRCP and to pursue the claims against the former employees.

•	We had costs associated with amending our credit agreements and obtaining the necessary waivers from our lenders thereunder as well as incremental increased interest expense related thereto. See “— Liquidity and Capital Resources.”

•	We retained new external auditor to reaudit our consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and the Predecessor’s consolidated financial statements as of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007.

•	We retained financial advisors to consider strategic options and retained outside legal counsel or increased the amount of work being performed by our previously engaged outside legal counsel.

We estimate that our share of the increased costs related to the foregoing will be approximately $3.5 million to $4.0 million in total.

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Global Financial Crisis and Impact on Capital Markets and Commodity Prices

At about the same time as the Transfers were discovered, the global economy experienced a significant downturn. The crisis began over concerns related to the U.S. financial system and quickly grew to impact a wide range of industries. There were two significant ramifications to the exploration and production industry as the economy continued to deteriorate. The first was that capital markets essentially froze. Equity, debt and credit markets shut down. Future growth opportunities have been and are expected to continue to be constrained by the lack of access to liquidity in the financial markets.

The second impact to the industry was that fear of global recession resulted in a significant decline in oil and gas prices. In addition to the decline in oil and gas prices, the differential from NYMEX pricing to our sales point for our Cherokee Basin gas production has widened and is still at unprecedented levels of volatility.

Our operations and financial condition are significantly impacted by these prices. During the year ended December 31, 2008, the NYMEX monthly gas index price (last day) ranged from a high of $13.58 per Mmbtu to a low of $5.29 per Mmbtu. Natural gas prices came under pressure in the second half of the year as a result of lower domestic product demand that was caused by the weakening economy and concerns over excess supply of natural gas. In the Cherokee Basin, where we produce and sell most of our gas, there has been a widening of the historical discount of prices in the area to the NYMEX pricing point at Henry Hub as a result of elevated levels of natural gas drilling activity in the region and a lack of pipeline takeaway capacity. During 2008, this discount (or basis differential) in the Cherokee Basin ranged from $0.67 per Mmbtu to $3.62 per Mmbtu.

The spot price for NYMEX crude oil in 2008 ranged from a high of $145.29 per barrel in early July to a low of $33.87 per barrel in late December. The volatility in oil prices during the year was a result of the worldwide recession, geopolitical activities, worldwide supply disruptions, actions taken by the Organization of Petroleum Exporting Countries and the value of the U.S. dollar in international currency markets as well as domestic concerns about refinery utilization and petroleum product inventories pushing prices up during the first half of the year. Due to our relatively low level of oil production relative to gas and our existing commodity hedge positions, the volatility of oil prices had less of an effect on our operations.

Overall, as a result, our operating profitability was seriously adversely affected during the second half of 2008 and is expected to continue to be impaired during 2009. While our existing commodity hedge position mitigates the impact of commodity price declines, it does not eliminate the potential effects of changing commodity prices. See Item 1A. “Risk Factors — Risks Related to Our Business — The current financial crisis and economic conditions may have a material adverse impact on our business and financial condition that we cannot predict.”

Credit Agreement Amendments

In October 2008, we and Quest Cherokee entered into amendments to our credit agreements that, among other things, amended and/or waived certain of the representations and covenants contained in each credit agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the questionable Transfers of funds discussed above and (2) not timely settling certain intercompany accounts among us, QRCP and Quest Midstream. The amendment to our Second Lien Loan Agreement also extended the maturity date thereof from January 11, 2009 to September 30, 2009 due to our inability to refinance the Second Lien Loan Agreement as a result of a combination of things including the ongoing investigation and the global financial crisis. The amendments also restricted our ability to pay distributions.

In June 2009, we and Quest Cherokee entered into amendments to our credit agreements that, among other things, defer until August 15, 2009 the obligation to deliver unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

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In July 2009, Quest Cherokee received notice from RBC that the borrowing base under the First Lien Credit Agreement had been reduced from $190 million to $160 million, which resulted in the outstanding borrowings under the First Lien Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Cherokee did not exit were set to market prices at the time. At the same time, Quest Cherokee entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the First Lien Credit Agreement. On July 8, 2009, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

See “— Liquidity and Capital Resources — Credit Agreements” for additional information regarding our credit agreements.

Suspension of Distributions

The board of directors of our general partner suspended distributions on our subordinated units for the third quarter of 2008 and on all units starting with the distribution for the fourth quarter of 2008. Factors significantly impacting the determination that there was no available cash for distribution include the following:

•	the decline in our cash flows from operations due to declines in oil and natural gas prices during the last half of 2008,

•	the costs of the investigation and associated remedial actions, including the reaudit and restatement of our financial statements,

•	concerns about a potential borrowing base redetermination in the second quarter of 2009,

•	the need to conserve cash to properly conduct operations and maintain strategic options, and

•	the need to repay or refinance our term loan by September 30, 2009.

We do not expect to have any available cash to pay distributions in 2009 and we are unable to estimate at this time when such distributions may, if ever, be resumed. The amended terms of our credit agreements restrict our ability to pay distributions, among other things. Even if the restrictions on the payment of distributions under our credit agreements are removed, we may continue to not pay distributions in order to conserve cash for the repayment of indebtedness or other business purposes.

Even if we do not pay distributions, our unitholders may be liable for taxes on their share of our taxable income.

Decrease in Year-End Reserves; Impairment

Due to the low price for natural gas as of December 31, 2008 as described above, revisions resulting from further technical analysis (see Note 19 — Supplemental Information on Oil and Gas Producing Activities (Unaudited) to the accompanying consolidated financial statements) and production during the year, proved reserves decreased 20.8% to 167.1 Bcfe at December 31, 2008 from 211.1 Bcfe at December 31, 2007, and the standardized measure of our proved reserves decreased 51.6% to $156.1 million as of December 31, 2008 from $322.5 million as of December 31, 2007. Our proved reserves at December 31, 2008 were calculated using a spot price of $5.71 per Mmbtu (adjusted for basis differential, prices were $5.93 per Mmbtu in the Appalachian Basin and $4.84 per Mmbtu in the Cherokee Basin). As a result of this decrease, we recognized a non-cash impairment of $245.6 million for the year ended December 31, 2008.

As a result, the lenders under our First Lien Credit Agreement reduced our borrowing base from $190 million to $160 million in July 2009. See “— Liquidity and Capital Resources — Sources of Liquidity in 2009 and Capital Requirements.”

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Settlement Agreements

As discussed above, we and QRCP filed lawsuits against Mr. Cash, the entity controlled by Mr. Cash that was used in connection with the Transfers and two former officers, who are the other owners of this controlled-entity, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we, QRCP, and Quest Midstream entered into settlement agreements with Mr. Cash, his controlled-entity and the other owners to settle this litigation. Under the terms of the settlement agreements, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas. While QRCP estimates the value of these assets to be less than the amount of the Transfers and cost of the internal investigation, they represent the majority of the value of the controlled-entity. QRCP did not take Mr. Cash’s stock in QRCP, which he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock. We received all of Mr. Cash’s equity interest in STP, which owns certain oil producing properties in Oklahoma, as reimbursement for a portion of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by us. We are in the process of establishing the value of the interest in STP.

Recombination

Given the liquidity challenges we are facing, we have undertaken a strategic review of our assets and have evaluated and continue to evaluate transactions to dispose of assets, liquidate existing derivative contracts, or enter into new derivative contracts in order to raise additional funds for operations and/or to repay indebtedness. In addition, in the current economic environment we believe the complexity and added overhead costs of our corporate structure is negatively affecting our ability to restructure our indebtedness and raise additional equity. See “— Liquidity and Capital Resources.” On July 2, 2009, we, Quest Midstream, QRCP and other parties thereto entered into the Merger Agreement, pursuant to the terms of which all three companies would recombine. The Recombination would be effected by forming New Quest, a yet to be named publicly-traded corporation that, through a series of mergers and entity conversions, would wholly-own all three entities. The Merger Agreement follows the execution of a non-binding letter of intent by the three Quest entities that was publicly announced on June 3, 2009. The closing of the Recombination is subject to the satisfaction of a number of conditions, including, among others, the arrangement of one or more satisfactory credit facilities for New Quest, the approval of the transaction by our unitholders, QRCP’s stockholders and the unitholders of Quest Midstream, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of New Quest would be owned approximately 33% by our current common unitholders (other than QRCP), approximately 44% by current Quest Midstream common unitholders, and approximately 23% by current QRCP stockholders.

Cherokee Basin.  For 2009, in the Cherokee Basin, we have budgeted approximately $3.8 million to drill seven new gross wells, connect and complete 49 existing gross wells, and connect and complete three existing salt water disposal wells. All of these new gas wells will be drilled on locations that are classified as containing proved reserves in our December 31, 2008 reserve report. In 2009, we also plan to recomplete an estimated 10 gross wells, and we budgeted another $1.9 million for equipment, vehicle replacement, and other capital purchases, including the replacement of some of our existing pumps with submersible pumps that we believe provide enhanced removal of water from the wells. In addition, we budgeted $2.4 million related to lease renewals and extensions for acreage that is expiring in 2009.

As of December 31, 2008, we had an inventory of approximately 185 gross drilled CBM wells awaiting connection to Quest Midstream’s gas gathering system.

Appalachian Basin.  In the Appalachian Basin, for 2009, we have budgeted $1.4 million for artificial lift equipment, vehicle replacement and purchases and salt water disposal facilities.

Capital Expenditures for 2009.  We intend to fund all of the capital expenditures described above only to the extent that we have available cash after taking into account our debt service and other obligations. We can

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give no assurance that any such funds will be available based on current commodity prices and other current conditions, nor do we expect to drill new wells or connect existing wells unless commodity prices improve.

Oil and gas prices have been volatile over the last several years and there continues to be uncertainty around commodity prices. Significant factors that will impact near-term oil and gas prices include the following:

•	the domestic and foreign supply of oil and gas;

•	the price and quantity of imports of foreign oil and natural gas;

•	overall domestic and global economic conditions;

•	the consumption pattern of industrial consumers, electricity generators and residential users;

•	weather conditions;

•	the level of domestic oil and natural gas inventories;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of oil and gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

A substantial portion of our estimated oil and gas production from our proved developed producing reserves is currently hedged through December 2010, and we intend to continue to enter into commodity derivative transactions to mitigate the impact of price volatility on our oil and gas revenues.

Factors That Significantly Affect Comparability of Our Results

Our future results of operations and cash flows could differ materially from the historical results of the Predecessor due to a variety of factors, including the following:

Outstanding Indebtedness.  The Predecessor had significantly more indebtedness ($268.8 million as of November 14, 2007) than the $95.4 million of indebtedness that we had at December 31, 2007. In addition, the average interest rate on the indebtedness of the Predecessor for the period from January 1, 2007 through November 14, 2007 was 11.2% as compared to the interest rate at December 31, 2007 under the terms of our credit facility of 7.75% (LIBOR plus 1.5%).

Midstream Services Agreement.  Prior to the formation of our affiliate Quest Midstream in December 2006, a wholly-owned subsidiary of QRCP provided our Predecessor with gas gathering, treating, dehydration and compression services pursuant to a gas transportation agreement that was entered into in December 2003. Since these services were being provided by one wholly-owned subsidiary of QRCP to another wholly-owned subsidiary, no amendments were made to this prior contract to reflect increases in the costs of providing these services. As part of the formation of Quest Midstream, QRCP and Quest Midstream entered into the midstream services agreement, which provided for negotiated fees for these services that were significantly higher than those that had been previously paid.

Under the midstream services agreement, Quest Midstream was paid $0.50 and $0.51 per MMBtu of gas for gathering, dehydration and treating services and $1.10 and $1.13 per MMBtu of gas for compression services during 2007 and 2008, respectively. These fees are subject to annual adjustment based on changes in gas prices and the producer price index. Such fees will never be reduced below these initial rates and are subject to renegotiation upon the exercise of each five-year extension period. Under the terms of some of our gas leases, we may not be able to charge the full amount of these fees to royalty owners, which would increase the average fees per MMBtu that we effectively pay under the midstream services agreement. For 2009, the fees are $0.596 per MMBtu of gas for gathering, dehydration and treating services and $1.319 per MMBtu of gas for compression services.

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For more information about the midstream services agreement, please read “Business and Properties — Gas Gathering — Midstream Services Agreement” under Items 1 and 2. of this report.

Results of Operations

The discussion of the results of operations and period-to-period comparisons presented below includes the historical results of the Predecessor. As discussed above under “— Factors That Significantly Affect Comparability of Our Results,” the Predecessor’s historical results of operations and period-to-period comparisons of its results may not be indicative of our future results. The following discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements, which are included elsewhere in this report.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Our results of operations for the year ended December 31, 2007 are derived from the combination of the results of the operations of the Predecessor for the period from January 1, 2007 to November 14, 2007 and the results of our operations for the period from November 15, 2007 to December 31, 2007.

Overview.  The following discussion of results of operations compares amounts for the year ended December 31, 2008 to the amounts for the year ended December 31, 2007, as follows:

	Year Ended
	December 31,		Increase/
	2008	2007**	(Decrease)
	($ in thousands)

Oil and gas sales	$162,492	$105,285	$57,207	54.3%
Oil and gas production costs	$43,490	$35,406	$8,084	22.8%
Transportation expense	$35,546	$29,179	$6,367	21.8%
Depreciation, depletion and amortization	$50,988	$34,613	$16,375	47.3%
General and administrative expenses	$13,647	$13,912	$(265)	(1.9)%
Gain from derivative financial instruments	$66,145	$1,961	$64,184	3,273.0%
Impairment of oil and gas properties	$245,587	$—	$245,587	*
Misappropriation of funds	$—	$1,500	$(1,500)	(100)%
Interest expense, net	$13,612	$40,665	$(27,053)	(66.5)%

*	Not meaningful

**	2007 amounts represent combined predecessor and successor.

Production.  The following table presents the primary components of revenues (oil and gas production and average oil and gas prices), as well as the average costs per Mcfe, for the years ended December 31, 2008 and 2007.

	Year Ended
	December 31,		Increase/
	2008	2007*	(Decrease)

Production Data:
Total production (Mmcfe)	21,747	17,017	4,730	27.8%
Average daily production (Mmcfe/d)	59.6	46.6	13.0	27.9%
Average Sales Price per Unit (Mcfe)	$7.47	$6.19	$1.28	20.7%
Average Unit Costs per Mcfe:
Production costs	$2.00	$2.08	$(0.08)	(3.8)%
Transportation expense	$1.63	$1.71	$(0.08)	(4.7)%
Depreciation, depletion and amortization	$2.34	$2.03	$0.31	15.3%

*	2007 amounts represent combined predecessor and successor.

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Oil and Gas Sales.  Oil and gas sales increased $57.2 million, or 54.3%, to $162.5 million during the year ended December 31, 2008. This increase was the result of increased sales volumes and an increase in average realized prices. Additional volumes of 4,730 Mmcfe accounted for $32.3 million of the increase. The increased volumes resulted from additional wells completed in 2008. The remaining increase of $24.9 million was attributable to an increase in the average product price in 2008. Our average product prices, which exclude hedge settlements, on an equivalent basis (Mcfe) increased to $7.47 per Mcfe for the 2008 period from $6.19 per Mcfe for the 2007 period.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses increased $14.5 million, or 22.4%, to $79.0 million during the year ended December 31, 2008, from $64.6 million during the year ended December 31, 2007.

Oil and gas production costs increased $8.1 million, or 22.8% to $43.5 million during the year ended December 31, 2008, from $35.4 million during the year ended December 31, 2007. This increase was primarily due to increased volumes in 2008. Production costs including gross production taxes and ad valorem taxes were $2.00 per Mcfe for the year ended December 31, 2008 as compared to $2.08 per Mcfe for the year ended December 31, 2007. The decrease in per unit cost was due to higher volumes over which to spread fixed costs.

Transportation expense increased $6.4 million, or 21.8%, to $35.5 million during the year ended December 31, 2008, from $29.1 million during the year ended December 31, 2007. The increase was due to increased volumes, which resulted in additional expense of approximately $7.6 million. This increase was offset by a decrease in per unit cost of $0.08 per Mcfe. Transportation expense was $1.63 per Mcfe for the year ended December 31, 2008 as compared to $1.71 per Mcfe for the year ended December 31, 2007. This decrease in per unit cost was due to increased volumes, over which to spread fixed costs.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization increased approximately $16.4 million, or 47.3%, in 2008 to $51.0 million from $34.6 million in 2007. On a per unit basis, we had an increase of $0.31 per Mcfe to $2.34 per Mcfe in 2008 from $2.03 per Mcfe in 2007. This increase was primarily due to the increase in depletion of $16.2 million. This increase was primarily due to downward revisions in our proved reserves, resulting in an increase in the per unit rate. In addition, depreciation and amortization increased approximately $0.2 million, primarily due to additional vehicles, equipment and facilities acquired in 2008.

General and Administrative Expense.  General and administrative expenses decreased $0.3 million, or 1.9%, to $13.6 million during the year ended December 31, 2008, from $13.9 million during the year ended December 31, 2007. The decrease is primarily due to the costcutting measures implemented in the third quarter of 2008. General and administrative expenses per Mcfe was $0.63 for the year ended December 31, 2008 compared to $0.82 for the year ended December 31, 2007.

Gain from Derivative Financial Instruments.  Gain from derivative financial instruments increased $64.2 million to $66.1 million during the year ended December 31, 2008, from $2.0 million during the year ended December 31, 2007. Due to the decline in average natural gas and crude oil prices during the second half of 2008, we recorded a $72.5 million unrealized gain and $6.4 million realized loss on our derivative contracts for the year ended December 31, 2008 compared to a $5.3 million unrealized loss and $7.3 million realized gain for the year ended December 31, 2007. Unrealized gains are attributable to changes in natural gas prices and volumes hedged from one period end to another.

Impairment of Oil and Gas Properties.  We recognized impairments of our oil and gas properties of $245.6 million for the year ended December 31, 2008. Under full cost method accounting, we are required to compute the after-tax present value of our proved oil and gas properties using spot market prices for oil and gas at our balance sheet date. The base for our spot prices for gas is Henry Hub. On December 31, 2008, the

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spot price for gas at Henry Hub was $5.71 per Mcf and the spot oil price was $44.60 per Bbl compared to $6.43 per Mcf and $96.10 per barrel, at December 31, 2007.

Misappropriation of Funds.  As previously disclosed, in connection with the transfers, we recorded a loss from misappropriation of funds of $1.5 million for the year ended December 31, 2007.

Interest Expense, net.  Interest expense, net decreased $27.0 million, or 66.5%, to $13.6 million during the year ended December 31, 2008, from $40.7 million during the year ended December 31, 2007. The decreased interest expense for the year ended December 31, 2008 relates to the write-off of $9.0 million deferred of debt issuance costs recorded in connection with the refinancing of our credit facilities during 2007 and lower interest rates during 2008.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Our results of operations for the year ended December 31, 2007 are derived from the combination of the results of the operations of the Predecessor for the period from January 1, 2007 through November 14, 2007 and the results of our operations for the period from November 15, 2007 through December 31, 2007.

Overview.  The following discussion of results of operations compares amounts for the year ended December 31, 2007 to the amounts for the year ended December 31, 2006, as follows:

	Year Ended
	December 31,		Increase/
	2007*	2006	(Decrease)
		($ in thousands)

Oil and gas sales	$105,285	$72,410	$32,875	45.4%
Oil and gas production costs	$35,406	$24,886	$10,520	42.3%
Transportation expense	$29,179	$17,278	$11,901	68.9%
Depreciation, depletion and amortization	$34,613	$24,760	$9,853	39.8%
General and administrative expenses	$13,912	$7,853	$6,059	77.2%
Gain from derivative financial instruments	$1,961	$52,690	$(50,729)	(96.3)%
Misappropriation of funds	$1,500	$6,000	$(4,500)	(75.0)%
Interest expense, net	$40,665	$15,100	$25,565	169.3%

*	2007 amounts represent combined predecessor and successor.

Production.  The following table presents the primary components of revenues (oil and gas production and average oil and gas prices), as well as the average costs per Mcfe, for the years ended December 31, 2007 and 2006.

	Year Ended
	December 31,		Increase/
	2007*	2006	(Decrease)

Production Data:
Total production (Mmcfe)	17,017	12,364	4,653	37.6%
Average daily production (Mmcfe/d)	46.6	33.9	12.7	37.5%
Average Sales Price per Unit (Mcfe)	$6.19	$5.86	$0.33	5.6%
Average Unit Costs per Mcfe:
Production costs	$2.08	$2.01	$0.07	3.5%
Transportation expense	$1.71	$1.40	$0.31	22.1%
Depreciation, depletion and amortization	$2.03	$2.00	$0.03	1.5%

*	2007 amounts represent combined predecessor and successor.

Oil and Gas Sales.  Oil and gas sales increased $32.9 million, or 45.4%, to $105.3 million during the year ended December 31, 2007, from $72.4 million during the year ended December 31, 2006. This increase

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was due to increased sales volumes. Higher volumes represented $28.8 million of the increase. The increase in production volumes was due to additional wells completed during 2007. The additional increase of $4.1 million was due to higher average sales prices. Our average sales prices, which exclude hedge settlements, on an equivalent basis (Mcfe) increased to $6.19 per Mcfe for 2007 from $5.86 per Mcfe for 2006.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses increased $22.4 million, or 53.2%, to $64.6 million during the year ended December 31, 2007, from $42.2 million during the year ended December 31, 2006.

Oil and gas production costs increased $10.5 million, or 42.3%, to $35.4 million during the year ended December 31, 2007, from $24.9 million during the year ended December 31, 2006. This increase was a result of the higher production volumes in 2007. Production costs including gross production taxes and ad valorem taxes were $2.08 per Mcfe for the year ended December 31, 2007 as compared to $2.01 per Mcfe for the year ended December 31, 2006. The increase in per unit costs was due to an overall increase in the costs of goods and services used in our operations partially offset by higher volumes over which fixed costs were spread.

Transportation expense increased $11.9 million, or 68.9%, to $29.1 million during the year ended December 31, 2007, from $17.2 million during the year ended December 31, 2006. Transportation expense was $1.71 per Mcfe for the year ended December 31, 2007 as compared to $1.40 per Mcfe for the year ended December 31, 2006. This increase, primarily, resulted from the midstream services agreement with Quest Midstream that became effective December 1, 2006, which provided for a fixed transportation fee that was higher than the fees in the prior year, as well as higher volumes.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization increased approximately $9.9 million, or 39.8%, in 2007 to $34.6 million from $24.8 million in 2006. On a per unit basis, we had an increase of $0.03 per Mcfe to $2.03 in 2007 from $2.00 per Mcfe in 2006. This increase was primarily due to an increase in depletion of $9.2 million. This increase was due to additional production volumes in 2007. The remaining increase of $0.7 million was related to our depreciation and amortization. This increase was due to additional vehicles, equipment and facilities acquired in 2007.

General and Administrative Expenses.  General and administrative expenses increased $6.0 million, or 77.2%, to approximately $13.9 million during the year ended December 31, 2007 from $7.9 million during the year ended December 31, 2006. This increase was mainly due to an increase in board fees, professional fees, Nasdaq listing fees, travel expenses for presentations to increase our visibility with investors, larger corporate offices, increased staffing to support the higher levels of development and operational activity and the added resources to enhance our internal controls. General and administrative expenses per Mcfe was $0.82 for the year ended December 31, 2007 compared to $0.64 for the year ended December 31, 2006.

Gain from Derivative Financial Instruments.  Gain from derivative financial instruments decreased $50.7 million to $2.0 million during the year ended December 31, 2007, from $52.7 million during the year ended December 31, 2006. We recorded a $5.3 million unrealized loss and $7.3 million realized gain on our derivative contracts for the year ended December 31, 2007 compared to a $70.4 million unrealized gain and $17.7 million realized loss for the year ended December 31, 2006.

Misappropriation of Funds.  As previously disclosed, in connection with the Transfers, we recorded a loss from misappropriation of funds of $1.5 million and $6.0 million for the years ended December 31, 2007 and 2006, respectively.

Interest Expense, net.  Interest expense increased to approximately $40.7 million for the year ended December 31, 2007 from $15.1 million for the year ended December 31, 2006 (inclusive of a $9.0 million write-off of debt issue costs realized in connection with the refinancing of our credit facilities in 2007). Excluding the write-off of debt issue costs in 2007, the approximate $16.6 million increase in interest expense in 2007 was due to higher average outstanding borrowings throughout the year, as well as higher interest rates on the debt outstanding.

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Year ended December 31, 2006 compared to the year ended December 31, 2005

Overview.  The following discussion of results of operations compares amounts for the year ended December 31, 2006 to the amounts for the year ended December 31, 2005, as follows:

	Year Ended
	December 31,		Increase/
	2006	2005	(Decrease)
		($ in thousands)

Oil and gas sales	$72,410	$70,628	$1,782	2.5%
Oil and gas production costs	$24,886	$19,152	$5,734	29.9%
Transportation expense	$17,278	$7,038	$10,240	145.5%
Depreciation, depletion and amortization	$24,760	$19,037	$5,723	30.1%
General and administrative expense	$7,853	$5,353	$2,500	46.7%
Loss on extinguishment of debt	—	$8,255	$(8,255)	(100)%
Gain (loss) from derivative financial instruments	$52,690	$(73,566)	$126,256	171.6%
Misappropriation of funds	$6,000	$2,000	$4,000	200.0%
Interest expense, net	$15,100	$21,933	$(6,833)	(31.2)%

Production.  The following table presents the primary components of revenues (oil and gas production and average oil and gas prices), as well as the average costs per Mcfe, for the years ended December 31, 2006 and 2005.

	Year Ended
	December 31,		Increase/
	2006	2005	(Decrease)

Production Data:
Total production (Mmcfe)	12,364	9,629	2,735	28.4%
Average daily production (Mmcfe/d)	33.9	26.4	7.5	28.4%
Average Sales Price per Unit (Mcfe)	$5.86	$7.33	$(1.47)	(20.1)%
Average Unit Costs per Mcfe:
Production costs	$2.01	$1.99	$0.02	1.0%
Transportation expense	$1.40	$0.73	$0.67	91.8%
Depreciation, depletion and amortization	$2.00	$1.98	$0.02	1.0%

Oil and Gas Sales.  Oil and gas sales increased $1.8 million, or 2.5%, to $72.4 million during the year ended December 31, 2006, from $70.6 million during the year ended December 31, 2005. Additional volumes of 2,735 Mmcfe increased revenues by $16.0 million. The increase in volumes resulted from the additional wells completed during 2006. This increase was offset by a decrease in average prices of $1.47 per Mcfe, resulting in decreased revenues of $14.2 million. Our average sales prices, which exclude hedge settlements, on an equivalent basis (Mcfe) decreased to $5.86 per Mcfe in 2006 from $7.33 per Mcfe in 2005.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas production expense increased $16.0 million, or 61.0%, to $42.2 million during the year ended December 31, 2006, from $26.2 million during the year ended December 31, 2005. This increase was due to increased sales volumes.

Oil and gas production costs increased $5.7 million, or 29.9%, to $24.9 million during the year ended December 31, 2006, from $19.2 million during the year ended December 31, 2005. Production costs including gross production taxes and ad valorem taxes were $2.01 per Mcfe for the year ended December 31, 2006 as compared to $1.99 per Mcfe for the year ended December 31, 2005. This increase was a result of a general increase in the costs of goods and services used in our operations in 2006.

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Transportation expense increased $10.2 million, or 145.5%, to $17.2 million during the year ended December 31, 2006, from $7.0 million during the year ended December 31, 2005. Transportation expense was $1.40 per Mcfe for the year ended December 31, 2006 as compared to $0.73 per Mcfe for the year ended December 31, 2005. The increase, primarily, resulted from increases in volumes, as well as from increases in compression rental and property taxes assessed on pipelines and related equipment during 2006.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization increased approximately $5.7 million, or 30.1%, in 2006 to $24.8 million from $19.0 million in 2005. Depletion accounted for $4.3 million of the increase, while the remaining increase was due to depreciation and amortization. This increase was primarily due to increase of production volume by 37.6% and net amortizable full cost pool by 34.9%. On a per unit basis, we had an increase of $0.02 per Mmcfe to $2.00 in 2006 from $1.98 per Mmcfe in 2005.

General and Administrative Expenses.  General and administrative expenses increased by $2.5 million, or 46.7%, to $7.9 million for the year ended December 31, 2006 from $5.4 million in the year ended December 31, 2005 due to an increase in professional fees, travel expenses and increased staffing to support the higher levels of development and operational activity. General and administrative expenses per Mcfe was $0.64 for the year ended December 31, 2006 compared to $0.56 for the year ended December 31, 2005.

Loss on Extinguishment of Debt.  The loss on early extinguishment of debt of $8.3 million for the year ended December 31, 2005 primarily relates to the refinancing of subordinated debt.

Gain (loss) from Derivative Financial Instruments.  We recorded a gain from derivative financial instruments of $52.7 million for the year ended December 31, 2006 and a loss from derivative financial instruments of $73.6 million for the year ended December 31, 2005. We recorded a $70.4 million unrealized gain and $17.7 million realized loss on our derivative contracts for the year ended December 31, 2006 compared to a $46.6 million unrealized loss and $26.9 million realized loss for the year ended December 31, 2005. Unrealized gains are attributable to changes in natural gas prices and volumes hedged from one period end to another.

Misappropriation of Funds.  As previously disclosed, in connection with the Transfers, we have recorded a loss from misappropriation of funds of $6.0 million and $2.0 million for the years ended December 31, 2006 and 2005, respectively.

Interest Expense.  Interest expense, net decreased $6.8 million, or 31.2%, to $15.1 million during the year ended December 31, 2006, from $21.9 million during the year ended December 31, 2005. The decrease in interest expense for the year ended December 31, 2006 is primarily due to the repayment of the ArcLight subordinated notes in November 2005, which had higher interest rates than funds borrowed in 2006.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are cash generated from our operations, amounts, if any, available in the future under our First Lien Credit Agreement and funds from future private and public equity and debt offerings.

At December 31, 2008, we had no availability under our First Lien Credit Agreement and we expected a reduction in our borrowing base as a result of the borrowing base redetermination in 2009, which occurred in early July 2009.

Our partnership agreement requires that we distribute our available cash. In making cash distributions, our general partner attempts to avoid large variations in the amount we distribute from quarter to quarter. In order to facilitate this, our partnership agreement permits our general partner to establish cash reserves to provide for the proper conduct of our business or to be used to pay distributions for any one or more of the next four quarters. In addition, our partnership agreement allows our general partner to borrow funds to make

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distributions. As discussed, our general partner has suspended distributions on all units beginning with the fourth quarter of 2008 in order to conserve cash to properly conduct operations, maintain strategic options and plan for future required principal payments under our credit agreements.

Because of the seasonal nature of oil and gas, if we resume the payment of distributions we may make short-term working capital borrowings in order to level out our distributions during the year. In addition, a substantial portion of our production is hedged. We are generally required to settle our commodity hedges on either the 5th or 25th day of each month. As is typical in the oil and gas business, we generally receive the proceeds from the sale of the hedged production around the 25th day of the following month. As a result, when oil and gas prices increase and are above the prices fixed in our derivative contracts, we will be required to pay the hedge counterparty the difference between the fixed price in the hedge and the market price before we receive the proceeds from the sale of the hedged production.

Historical Cash Flows and Liquidity

Cash Flows from Operating Activities.  Our operating cash flows are driven by the quantities of our production of oil and natural gas and the prices received from the sale of this production. Prices of oil and natural gas have historically been very volatile and can significantly impact the cash from the sale our oil and natural gas production. Use of derivative financial instruments help mitigate this price volatility. Cash expenses also impact our operating cash flow and consist primarily of oil and natural gas property operating costs, severance and ad valorem taxes, interest on our indebtedness, general and administrative expenses and taxes on income.

Cash flows from operations totaled $51.5 million for the year ended December 31, 2008 as compared to cash flows from operations of $3.2 million for the year ended December 31, 2007. The increase is attributable primarily to increases in revenue.

Cash Flows Used in Investing Activities.  Net cash used in investing activities totaled $154.3 million for the year ended December 31, 2008 as compared to $96.3 million for the year ended December 31, 2007. The following table sets forth our capital expenditures by major categories in 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(In thousands)

Capital expenditures:
Leasehold acquisition	$9,860	$13,345
Development	50,609	67,197
Acquisition of PetroEdge assets	71,213	—
Acquisition of Seminole County, Oklahoma property	9,500	—
Other items (primarily capitalized overhead and interest)	14,204	15,663

Total capital expenditures	$155,386	$96,205

Cash Flows from Financing Activities.  Net cash provided by financing activities totaled $106.4 million for the year ended December 31, 2008 as compared to $79.9 million for the year ended December 31, 2007. In 2008, cash provided by financing was primarily comprised of $140.1 million of additional borrowings offset by $3.8 million of debt repayments and $28.4 million of distributions to unitholders. In 2007, cash provided by financing was primarily comprised of $151.0 million of net proceeds in connection with our initial public offering, $49.8 million of contributions from QRCP and $94.0 million of borrowings under our credit facility offset by $260.0 million of repayment of our Predecessor’s debt.

Working Capital.  At December 31, 2008, we had current assets of $74.7 million. Our working capital (current assets minus current liabilities, excluding the short-term derivative asset and liability of $43.0 million and $12 thousand, respectively) was a deficit of $30.0 million at December 31, 2008, compared to a working capital (excluding the short-term derivative asset and liability of $8.0 million and $8.1 million, respectively) deficit of $6.1 million at December 31, 2007.

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Credit Agreements

Quest Cherokee Credit Agreement.

On November 15, 2007, we, as a guarantor, entered into an Amended and Restated Credit Agreement (the “Original Cherokee Credit Agreement”) with QRCP, as the initial co-borrower, Quest Cherokee, as the borrower, Royal Bank of Canada (“RBC”), as administrative agent and collateral agent, KeyBank National Association, as documentation agent and the lenders party thereto. In connection with the closing of the initial public offering and the application of the net proceeds thereof, QRCP was released as a borrower under the Original Cherokee Credit Agreement. Thereafter, the parties entered into the following amendments to the Original Cherokee Credit Agreement (collectively, with all amendments, the “Quest Cherokee Credit Agreement”):

•	On April 15, 2008, we and Quest Cherokee entered into a First Amendment to Amended and Restated Credit Agreement that, among other things, amended the interest rate and maturity date pursuant to the “market flex” rights contained in the commitment papers related to the Quest Cherokee Credit Agreement.

•	On October 28, 2008, we and Quest Cherokee entered into a Second Amendment to Amended and Restated Credit Agreement to amend and/or waive certain of the representations and covenants contained in the Quest Cherokee Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among us, QRCP and Quest Midstream.

•	On June 18, 2009, we and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. (“BP”) or any of its affiliates to be secured by the liens under the credit agreement on a pari passu basis with the obligations under the credit agreement.

•	On June 30, 2009, we and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred until August 15, 2009, our obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Borrowing Base.  The credit facility under the Quest Cherokee Credit Agreement consists of a three-year $250 million revolving credit facility. Availability under the revolving credit facility is tied to a borrowing base that will be redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves. In addition, Quest Cherokee and RBC each have the right to initiate a redetermination of the borrowing base between each six-month redetermination. As of December 31, 2008, the borrowing base was $190 million, and the amount borrowed under the Quest Cherokee Credit Agreement was $189 million. No amounts were available for borrowing because the remaining $1.0 million was supporting letters of credit issued under the Quest Cherokee Credit Agreement.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, we amended or exited certain of our above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that we did not exit were set to market prices at the time. At the same time, we entered into new natural gas price derivative contracts to increase the total amount of our future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, we made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

Commitment Fee.  Quest Cherokee will pay a quarterly revolving commitment fee equal to 0.30% to 0.50% (depending on the utilization percentage) of the actual daily amount by which the lesser of the

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aggregate revolving commitment and the borrowing base exceeds the sum of the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.  Until the Second Lien Loan Agreement (as defined below) is paid in full, interest will accrue at either LIBOR plus 4.0% or the base rate plus 3.0%. After the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus a margin ranging from 2.75% to 3.375% (depending on the utilization percentage) or the base rate plus a margin ranging from 1.75% to 2.375% (depending on the utilization percentage). The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%.

Second Lien Loan Agreement.

On July 11, 2008, concurrent with the PetroEdge acquisition, we and Quest Cherokee entered into a Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement,” together with the Quest Cherokee Credit Agreement, the “Quest Cherokee Agreements”) for a six-month, $45 million term loan. Thereafter, the parties entered into the following amendments to the Second Lien Loan Agreement:

•	On October 28, 2008, we and Quest Cherokee entered into a First Amendment to Second Lien Senior Term Loan Agreement (the “First Amendment to Second Lien Loan Agreement”) to, among other things, extend the maturity date to September 30, 2009 and to amend and/or waive certain of the representations and covenants contained in the Second Lien Loan Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result or (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 30, 2009, we and Quest Cherokee entered into a Second Amendment to Second Lien Senior Term Loan Agreement that amended a covenant in order to defer until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Payments.  The First Amendment to Second Lien Loan Agreement requires Quest Cherokee to make repayments of principal in quarterly installments of $3.8 million while amounts borrowed under the Second Lien Loan Agreement are outstanding. As of December 31, 2008, $41.2 million was outstanding under the Second Lien Loan Agreement. We made the quarterly principal payments subsequent to that date and management believes that we have sufficient capital resources to repay the $3.8 million principal payment due under the Second Lien Loan Agreement on August 15, 2009. Management is currently pursuing various options to restructure or refinance the Second Lien Loan Agreement. There can be no assurance that such efforts will be successful or that the terms of any new or restructured indebtedness will be favorable to us.

Interest Rate.  Interest accrues on the term loan at either LIBOR plus 9.0% (with a LIBOR floor of 3.5%) or the base rate plus 8.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.5%, RBC’s prime rate or LIBOR plus 1.25%. Amounts due under the Second Lien Loan Agreement may be prepaid without any premium or penalty, at any time.

Restrictions on Proceeds from Asset Sales.  Subject to certain restrictions, Quest Cherokee and its subsidiaries are required to apply all net cash proceeds from sales of assets that yield gross proceeds of over $5 million to repay the amounts outstanding under the Second Lien Loan Agreement.

Covenants.  Under the terms of the Second Lien Loan Agreement, we were required by June 30, 2009 to (i) complete a private placement of our equity securities or debt, (ii) engage one or more investment banks reasonably satisfactory to RBC Capital Markets to publicly sell or privately place our common equity securities or debt, which offering must close prior to August 14, 2009 (the deadline for closing and funding the securities offering may be extended up until September 30, 2009) or (iii) engage RBC Capital Markets to arrange financing to refinance the term loan under the Second Lien Loan Agreement on the prevailing terms in the credit market. Prior to the June 30, 2009 deadline, we engaged an investment bank reasonably satisfactory to RBC Capital Markets.

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Further, so long as any amounts remain outstanding under the Second Lien Loan Agreement, we and Quest Cherokee must be in compliance with a financial covenant that prohibits each of Quest Cherokee, Quest Energy or any of our respective subsidiaries from permitting Available Liquidity (as defined in the Quest Cherokee Agreements) to be less than $14 million at March 31, 2009 and to be less than $20 million at June 30, 2009.

General Provisions Applicable to Quest Cherokee Agreements.

Restrictions on Distributions and Capital Expenditures.  The Quest Cherokee Agreements restrict the amount of quarterly distributions we may declare and pay to our unitholders to not exceed $0.40 per common unit per quarter as long as any amounts remain outstanding under the Second Lien Loan Agreement. The $3.8 million quarterly principal payments discussed above must also be paid before any distributions may be paid and Quest Cherokee’s capital expenditures are limited to $30 million for 2009.

Security Interest.  The Quest Cherokee Credit Agreement is secured by a first priority lien on substantially all of our assets, including those of Quest Cherokee and QCOS. The Second Lien Loan Agreement is secured by a second priority lien on substantially all of our assets and those of Quest Cherokee and QCOS.

The Quest Cherokee Agreements provide that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates or BP, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.  We, Quest Cherokee, our general partner and our subsidiaries are required to make certain representations and warranties that are customary for credit agreements of these types. The Quest Cherokee Agreements also contain affirmative and negative covenants that are customary for credit agreements of these types.

The Quest Cherokee Agreements’ financial covenants prohibit Quest Cherokee, us and any of our subsidiaries from:

•	permitting the ratio (calculated based on the most recently delivered compliance certificate) of our consolidated current assets (including the unused availability under the revolving credit facility, but excluding non-cash assets under FAS No. 133) to consolidated current liabilities (excluding non-cash obligations under FAS No. 133, asset and asset retirement obligations and current maturities of indebtedness under the Quest Cherokee Credit Agreement) at any fiscal quarter-end to be less than 1.0 to 1.0; provided, however, that current assets and current liabilities will exclude mark-to-market values of swap contracts, to the extent such values are included in current assets and current liabilities;

•	permitting the interest coverage ratio (calculated on the most recently delivered compliance certificate) of adjusted consolidated EBITDA to consolidated interest charges at any fiscal quarter-end to be less than 2.5 to 1.0 measured on a rolling four quarter basis; and

•	permitting the leverage ratio (calculated based on the most recently delivered compliance certificate) of consolidated funded debt to adjusted consolidated EBITDA at any fiscal quarter-end to be greater than 3.5 to 1.0 measured on a rolling four quarter basis.

The Second Lien Loan Agreement contains an additional financial covenant that prohibits Quest Cherokee, us and any of our subsidiaries from permitting the total reserve leverage ratio (ratio of total proved reserves to consolidated funded debt) at any fiscal quarter-end (calculated based on the most recently delivered compliance certificate) to be less than 1.5 to 1.0.

Adjusted consolidated EBITDA is defined in the Quest Cherokee Agreements to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter, the amount of cash paid to the members of Quest Energy GP’s management group and non-management directors with respect to our restricted common units, bonus units and/or phantom units that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

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Consolidated EBITDA is defined in the Quest Cherokee Agreements to mean for us and our subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) acquisition costs required to be expensed under FAS No. 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Second Lien Loan Agreement) and the related restructuring (which are capped at $1,500,000 for purposes of this definition), and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of us and our subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interests charges is defined to mean for us and our subsidiaries on a consolidated basis, the excess of (i) the sum of (a) all interest, premium payments, fees, charges and related expenses of us and our subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of us and our subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP over (ii) all interest income for such period.

Consolidated funded debt is defined to mean for us and our subsidiaries on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Quest Cherokee Agreements, but excluding all reimbursement obligations relating to outstanding but undrawn letters of credit), (ii) attributable indebtedness pertaining to capital leases, (iii) attributable indebtedness pertaining to synthetic lease obligations, and (iv) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iii) above.

We were in compliance with all of these covenants as of December 31, 2008.

Events of Default.  Events of default under the Quest Cherokee Agreements are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, borrowing base deficiencies, and change of control. Under the Quest Cherokee Agreements, a change of control means (i) QRCP fails to own or to have voting control over at least 51% of the equity interest of Quest Energy GP, (ii) any person acquires beneficial ownership of 51% or more of the equity interest in us; (iii) we fail to own 100% of the equity interests in Quest Cherokee, or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Sources of Liquidity in 2009 and Capital Requirements

Historically, we have been successful in accessing capital from financial institutions to fund the growth of our operations and in generating sufficient cash flow from our operations to satisfy our debt service requirements, operating expenses, maintenance capital expenditures and distributions to our unitholders. However, due to the lack of liquidity in the financial and equity markets coupled with the significant decline in oil and natural gas prices in the second half of 2008 and the uncertainties associated with our financial condition as a result of the matters relating to the internal investigation and the restatement of our consolidated financial statements, our access to capital has been, and is expected to continue to be, severely limited in 2009. As a result, we have significantly reduced our growth plans during 2009 in order to maximize the amount of cash flow from operations that is available to repay indebtedness.

In response to recent developments, we have adjusted our business strategy for 2009 to focus on the activities necessary to complete the Recombination while still maintaining a stable asset base, improving the

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profitability of our assets by increasing their utilization while controlling costs and reducing capital expenditures as discussed elsewhere in this Annual Report on Form 10-K/A, renegotiating with our lenders and possibly raising equity capital. For 2009, we budgeted approximately $3.8 million to drill seven new gross wells, connect and complete 49 existing gross wells, and connect and complete three existing salt water disposal wells in the Cherokee Basin. All of these wells will be drilled on locations that are classified as containing proved reserves in our December 31, 2008 reserve report. In 2009, we plan to recomplete an estimated 10 gross wells, and we have budgeted another $1.9 million for equipment, vehicle replacement, and other capital purchases. In addition, we have budgeted $2.4 million related to lease renewals and extensions for Cherokee Basin acreage that is expiring in 2009. We have also budgeted $1.4 million for artificial lift equipment, vehicle replacement and purchases and salt water disposal activities in the Appalachian Basin. However, we intend to fund these capital expenditures only to the extent that we have available cash from operations after taking into account its debt service obligations. We can give no assurance that any such funds will be available based on current commodity prices. As discussed earlier, we suspended distributions on our common and subordinated units and we do not intend to resume distributions until after we have repaid our Second Lien Loan Agreement, at the earliest.

As discussed above under “— Credit Agreements” we are required to be in compliance as of the end of each quarter with certain financial ratios. As of December 31, 2008, we were in compliance with all of our financial ratios.

In addition, we are required to have Available Liquidity of $14 million and $20 million as of March 31, 2009 and June 30, 2009, respectively. Available Liquidity is generally defined in the credit agreements as cash and cash equivalents, plus any availability under our revolving credit facility, plus any reductions in the principal amount of our Second Lien Loan Agreement in excess of the $3.8 million required per quarter.

As discussed above under “— Credit Agreements,” the amount available under the First Lien Credit Agreement may not exceed a borrowing base, which is subject to redetermination on a semi-annual basis. The price of oil and gas has significantly decreased since the borrowing base was last redetermined. In July 2009, Quest Cherokee received notice from RBC that the borrowing base under the First Lien Credit Agreement had been reduced from $190 million to $160 million, which, following the principal payment discussed below, resulted in the outstanding borrowings under the First Lien Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Cherokee did not exit were set to market prices at the time. At the same time, Quest Cherokee entered into new natural gas price derivative contracts to increase the total amount of its future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the First Lien Credit agreement. On July 8, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

Under the terms of our Second Lien Loan Agreement, we are required to make quarterly principal payments of $3.8 million. The next payment is due August 15, 2009. The balance remaining after the August 15, 2009 payment is $29.8 million and is due on September 30, 2009. We are currently seeking to restructure the required principal payments under our Second Lien Loan Agreement; however, there can be no assurance that we will be successful in restructuring such principal payments.

We are actively pursuing lawsuits against the former chief financial officer and purchasing manager and others related to the matters arising out of the investigation. There can be no assurance that we will be successful in collecting any amounts in settlement of such claims.

As of May 15, 2009, we had $14.6 million of cash and cash equivalents. Based on our current estimates of our operating and administrative expenses and budgeted capital expenditures, we anticipate that we would have sufficient resources to satisfy these expenditures for the foreseeable future, if we can restructure our debt service obligations as discussed above. If we are unable to restructure our debt, we expect to be in default as of September 30, 2009 and the lenders may foreclose on our assets or pursue other remedies.

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Contractual Obligations

We have numerous contractual commitments in the ordinary course of business, debt service requirements and operating lease commitments. The following table summarizes these commitments at December 31, 2008:

	Payments Due by Period
		Less Than	1-3	4-5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands)

First Lien Credit Agreement(1)	$189,000	$—	$189,000	$—	$—
Second Lien Loan Agreement	41,200	41,200	—	—	—
Other note obligations	772	682	76	14	—
Interest expense on credit agreements(2)	17,326	10,167	7,159	—	—
Operating lease obligations	696	174	296	226	—

Total commitments	$248,994	$52,223	$196,531	$240	$—

(1)	As a result of the borrowing base redetermination in July 2009, the amount outstanding under the First Lien Credit Agreement was reduced to $160 million on July 8, 2009.

(2)	The interest payment obligation was computed using the LIBOR interest rate as of December 31, 2008. Assumes no reduction in the outstanding principal amount borrowed under the First Lien Credit Agreement prior to maturity.

In addition, we are a party to a management services agreement with Quest Energy Service, pursuant to which Quest Energy Service, through its affiliates and employees, carries out the directions of our general partner and provides us with legal, accounting, finance, tax, property management, engineering and risk management services. Quest Energy Service may additionally provide us with acquisition services in respect of opportunities for us to acquire long-lived, stable and proved oil and gas reserves.

Off-balance Sheet Arrangements

At December 31, 2008, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such activities.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experiences and various other assumptions that we believe are reasonable; however, actual results may differ. Our significant accounting policies are described in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K/A. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Oil and Gas Reserves

Our most significant financial estimates are based on estimates of proved oil and gas reserves. Proved reserves represent estimated quantities of oil and gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future revenues, rates of production, and timing of

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development expenditures, including many factors beyond our control. The estimation process relies on assumptions and interpretations of available geologic, geophysical, engineering, and production data and, the accuracy of reserves estimates is a function of the quality and quantity of available data, engineering and geologic interpretation, and judgment. In addition, as a result of changing market conditions, commodity prices and future development costs will change from year to year, causing estimates of proved reserves to also change. Estimates of proved reserves are key components of our most significant financial estimates involving our unevaluated properties, our rate for recording depreciation, depletion and amortization and our full cost ceiling limitation. Our reserves are estimated on an annual basis by independent petroleum engineers.

In December 2008, the SEC released the final rule for the “Modernization of Oil and Gas Reporting.” The rule’s disclosure requirements will permit reporting of oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices and the use of new technologies to determine proved reserves, if those technologies have been demonstrated to result in reliable conclusions about reserves volumes. Companies will also be allowed to disclose probable and possible reserves in SEC filed documents. In addition, companies will be required to report the independence and qualifications of its reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit. The rule’s disclosure requirements become effective for our Annual Report on Form 10-K for the year ended December 31, 2009. The SEC is coordinating with the FASB to obtain the revisions necessary to provide consistency with the new rules. In the event that consistency is not achieved in time for companies to comply with the new rules, the SEC will consider delaying the compliance date. The calculation of reserves using an average price is a significant change that should reduce the volatility of our reserve calculation and could impact any potential future impairments arising from our ceiling test.

Oil and Gas Properties

The method of accounting for oil and natural gas properties determines what costs are capitalized and how these cost are ultimately matched with revenues and expenses. We use the full cost method of accounting for oil and natural gas properties. Under the full cost method, all direct costs and certain indirect costs associated with the acquisition, exploration, and development of our oil and gas properties are capitalized.

Oil and gas properties are depleted using the units-of-production method. The depletion expense is significantly affected by the unamortized historical and future development costs and the estimated proved oil and gas reserves. Estimation of proved oil and gas reserves relies on professional judgment and use of factors that cannot be precisely determined. Holding all other factors constant, if proved oil and gas reserves were revised upward or downward, earnings would increase or decrease, respectively. Subsequent proved reserve estimates materially different from those reported would change the depletion expense recognized during the future reporting period. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of reserves, which would have a significant impact on the depreciation, depletion, and amortization rate.

Under the full cost accounting rules, total capitalized costs are limited to a ceiling equal to the present value of future net revenues, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties less income tax effects (the “ceiling limitation”). We perform a quarterly ceiling test to evaluate whether the net book value of our full cost pool exceeds the ceiling limitation. If capitalized costs (net of accumulated depreciation, depletion, and amortization) less related deferred taxes are greater than the discounted future net revenues or ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of our full cost pool is a non-cash charge that reduces earnings and impacts partners’ equity in the period of occurrence and typically results in lower depreciation, depletion, and amortization expense in future periods. Once incurred, a write-down is not reversible at a later date. The risk that we will be required to write down the carrying value of our oil and gas properties increases when gas prices are depressed, even if low prices are temporary. In addition, a write-down may occur if estimates of proved reserves are substantially reduced or estimates of future development costs increase significantly.

The ceiling test is calculated using oil and natural gas prices in effect as of the balance sheet date and adjusted for “basis” or location differential, held constant over the life of the reserves. In addition, subsequent

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to the adoption of SFAS 143, Accounting for Asset Retirement Obligations, the future cash outflows associated with settling asset retirement obligations are not included in the computation of the discounted present value of future net revenues for the purpose of the ceiling test calculation.

Unevaluated Properties

The costs directly associated with unevaluated properties and properties under development are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination together with interest costs capitalized for these projects. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All items included in our unevaluated property balance are assessed on a quarterly basis for possible impairment or reduction in value. Any impairment to unevaluated properties is transferred to the amortization base. See Note 19 — Supplemental Information on Oil and Gas Producing Activities (Unaudited) in the notes to the consolidated financial statements for a summary by year of unevaluated costs.

Future Abandonment Costs

We have significant legal obligations to plug, abandon and dismantle existing wells and facilities that we have acquired, constructed, or developed. Liabilities for asset retirement obligations are recorded at fair value in the period incurred. Upon initial recognition of the asset retirement liability, the asset retirement cost is capitalized by increasing the carrying amount of the long-lived asset by the same amount as the liability. Asset retirement costs included in the carrying amount of the related asset are subsequently allocated to expense as part of our depletion calculation. Additionally, increases in the discounted asset retirement liability resulting from the passage of time are recorded as lease operating expense.

Estimating the future asset retirement liability requires us to make estimates and judgments regarding timing, existence of a liability, as well as what constitutes adequate restoration. We use the present value of estimated cash flows related to our asset retirement obligations to determine the fair value. Present value calculations inherently incorporate numerous assumptions and judgments. These include the ultimate retirement and restoration costs, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the existing assets retirement liability, a corresponding adjustment will be made to the carrying cost of the related asset.

Derivative Instruments

Due to the historical volatility of oil and natural gas prices, we have implemented a hedging strategy aimed at reducing the variability of prices we receive for our production. Currently, we use collars, fixed-price swaps and fixed price sales contracts as our mechanism for hedging commodity prices. Our current derivative instruments are not accounted for as hedges for accounting purposes in accordance with SFAS No. 133, Derivative Instruments and Hedging Activities. As a result, we account for our derivative instruments on a mark-to-market basis, and changes in the fair value of derivative instruments are recognized as gains and losses which are included in other income and expense in the period of change. While we believe that the stabilization of prices and production afforded us by providing a revenue floor for our production is beneficial, this strategy may result in lower revenues than we would have if we were not a party to derivative instruments in times of rising oil and natural gas prices. As a result of rising commodity prices, we may recognize additional charges to future periods; however, for the year ended December 31, 2008 prices decreased, and we recognized a total gain on derivative financial instruments in the amount of $66.1 million, consisting of a $6.4 million realized loss and a $72.5 million unrealized gain. Our estimates of fair value are determined by the use of an option-pricing model that is based on various assumptions and factors including the time value of options, volatility, and closing NYMEX market indices.

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Revenue Recognition

We derive revenue from our oil and natural gas operations from the sale of produced oil and natural gas. We use the sales method of accounting for the recognition of oil and gas revenue. Because there is a ready market for oil and natural gas, we sell our oil and natural gas shortly after production at various pipeline receipt points at which time title and risk of loss transfers to the buyer. Revenue is recorded when title and risk of loss is transferred based on our net revenue interests. Oil and gas sold in production operations is not significantly different from our share of production based on our interest in the properties.

Settlement of oil and gas sales occur after the month in which the oil and gas was produced. We estimate and accrue for the value of these sales using information available at the time the financial statements are generated. Differences are reflected in the accounting period that payments are received from the purchaser.

Recent Accounting Pronouncements

In March 2008, the FASB issued EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships, which requires that master limited partnerships use the two-class method of allocating earnings to calculate earnings per unit. EITF Issue No. 07-4 is effective for fiscal years and interim periods beginning after December 15, 2008. We are evaluating the effect this pronouncement will have on our earnings per unit.

In February 2008, the FASB issued Staff Position FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. We implemented this standard on January 1, 2009. The adoption of FSP 157-2 is not expected to have a material impact on our financial condition, operations or cash flows.

Effective upon issuance, the FASB issued Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, (“FSP 157-3”) in October 2008. FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset when the market for that financial asset is not active. As of December 31, 2008, we had no financial assets with a market that was not active. Accordingly, FSP 157-3 is not expect to have an impact on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment. SAB No. 108 became effective beginning January 1, 2007 and applies to our restatements included in this filing but its adoption did not have a material impact on our financial position, results of operations, or cash flows.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. In addition, SFAS No. 141(R) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption prohibited. We are currently assessing the impact this standard might have on our results of operations, cash flows and financial position.

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In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (“SFAS 161”). This statement does not change the accounting for derivatives but will require enhanced disclosures about derivative strategies and accounting practices. SFAS 161 is effective for us beginning with the first quarter of 2009 and we will comply with any necessary disclosure requirements in 2009.

On December 31, 2008, the SEC issued Release No. 33-8995, Modernization of Oil and Gas Reporting, which revises disclosure requirements for oil and gas companies. In addition to changing the definition and disclosure requirements for oil and gas reserves, the new rules change the requirements for determining oil and gas reserve quantities. These rules permit the use of new technologies to determine proved reserves under certain criteria and allow companies to disclose their probable and possible reserves. The new rules also require companies to report the independence and qualifications of their reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit. The new rules also require that oil and gas reserves be reported and the full cost ceiling limitation be calculated using a twelve-month average price rather than period-end prices. The use of a twelve-month average price could have had an effect on our 2009 depletion rates for our natural gas and crude oil properties and the amount of the impairment recognized as of December 31, 2008 had the new rules been effective for the period. The new rules are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, pending the potential alignment of certain accounting standards by the FASB with the new rule. We plan to implement the new requirements in our Annual Report on Form 10-K for the year ended December 31, 2009. We are currently evaluating the impact of the new rules on our consolidated financial statements.

Forward-Looking Statements

Various statements in this report, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include such matters as projections and estimates concerning the timing and success of specific projects; financial position; business and financial strategy; budgets; availability and terms of capital; amount, nature and timing of capital expenditures, including future development costs; drilling of wells; acquisition and development of oil and natural gas properties; timing and amount of future production of oil and gas; operating costs and other expenses; estimated future net revenues from oil and natural gas reserves and the present value thereof; cash flow and anticipated liquidity; and other plans and objectives for future operations.

When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The factors impacting these risks and uncertainties include, but are not limited to:

•	current financial instability and deteriorating economic conditions;

•	our current financial instability;

•	volatility of oil and gas prices;

•	completion of the Recombination;

•	increases in the cost of drilling, completion and gas gathering or other costs of developing and producing our reserves;

•	our restrictive debt covenants;

•	results of our hedging activities;

•	developments in oil and gas producing countries;

•	the impact of weather and the occurrence of natural disasters such as fires;

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•	competition in the oil and gas industry;

•	availability of drilling and production equipment, labor and other services;

•	drilling, operational and environmental risks; and

•	regulatory changes and litigation risks.

You should consider carefully the statements in Item 1A. “Risk Factors” and other sections of this report, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

We have based these forward-looking statements on our current expectations and assumptions about future events. The forward-looking statements in this report speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

The discussion in this section provides information about the financial instruments we use to manage commodity price and interest rate volatility. All contracts are financial contracts, which are settled in cash and do not require the actual delivery of a commodity quantity to satisfy settlement.

Commodity Price Risk

Our most significant market risk relates to the prices we receive for our oil and natural gas production. For example, NYMEX-WTI oil prices have declined from a record high of $147.55 per barrel in July 2008 to approximately $33.87 per barrel in December 2008. Meanwhile, near month NYMEX natural gas futures prices during 2008 ranged from as high as $13.58 per Mmbtu in July 2008 to as low as $5.29 per Mmbtu in December 2008. In light of the historical volatility of these commodities, we periodically have entered into, and expect in the future to enter into, derivative arrangements aimed at reducing the variability of oil and natural gas prices we receive for our production. From time to time, we enter into commodity pricing derivative contracts for a portion of our anticipated production volumes to provide certainty on future sales price and reduce revenue volatility.

We use, and may continue to use, a variety of commodity-based derivative financial instruments, including collars, fixed-price swaps and basis protection swaps. Our fixed price swap and collar transactions are settled based upon either NYMEX prices or index prices at our main delivery points, and our basis protection swap transactions are settled based upon the index price of natural gas at our main delivery points. Settlement for our natural gas derivative contracts typically occurs in advance of our purchaser receipts.

While we believe that the oil and natural gas price derivative arrangements we enter into are important to our program to manage price variability for our production, we have not designated any of our derivative contracts as hedges for accounting purposes. We record all derivative contracts on the balance sheet at fair value, which reflects changes in oil and natural gas prices. We establish fair value of our derivative contracts by price quotations obtained from counterparties to the derivative contracts. Changes in fair values of our derivative contracts are recognized in current period earnings. As a result, our current period earnings may be significantly affected by changes in fair value of our commodities derivative contracts. Changes in fair value are principally measured based on period-end prices compared to the contract price.

At December 31, 2008, 2007 and 2006, we were party to derivative financial instruments in order to manage commodity price risk associated with a portion of our expected future sales of our oil and gas

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production. None of these derivative instruments have been designated as hedges. Accordingly, we record all derivative instruments in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occur. Both realized and unrealized gains and losses associated with derivative financial instruments are currently recognized in other income (expense) as they occur.

Gains and losses associated with derivative financial instruments related to oil and gas production were as follows for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Realized gain (loss)	$(6,388)	$7,279	$(17,712)
Unrealized gain (loss)	72,533	(5,318)	70,402

Total gain (loss) from derivative financial instruments	$66,145	$1,961	$52,690

The following tables summarize the estimated volumes, fixed prices and fair value attributable to oil and gas derivative contracts as of December 31, 2008:

	Year Ending December 31,
	2009	2010	2011	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	14,629,200	12,499,060	2,000,004	2,000,004	31,128,268
Weighted-average fixed price per Mmbtu(1)	$7.78	$7.42	$8.00	$8.11	$7.67
Fair value, net	$38,107	$14,071	$2,441	$2,335	$56,954
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	750,000	630,000	3,549,996	3,000,000	7,929,996
Ceiling	750,000	630,000	3,549,996	3,000,000	7,929,996
Weighted-average fixed price per Mmbtu(1):
Floor	$11.00	$10.00	$7.39	$7.03	$7.79
Ceiling	$15.00	$13.11	$9.88	$7.39	$9.52
Fair value, net	$3,630	$1,875	$3,144	$2,074	$10,723
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,379,200	13,129,060	5,550,000	5,000,004	39,058,264
Weighted-average fixed price per Mmbtu(1)	$7.94	$7.55	$7.61	7.44	$7.70
Fair value, net	$41,737	$15,946	$5,585	4,409	$67,677
Crude Oil Swaps:
Contract volumes (Bbl)	36,000	30,000	—	—	66,000
Weighted-average fixed per Bbl(1)	$90.07	$87.50	—	—	$88.90
Fair value, net	$1,246	$666	—	—	$1,912

(1)	The prices to be realized for hedged production are expected to vary from the prices shown due to basis.

Interest Rate Risk

As of December 31, 2008, we had outstanding $231.0 million of variable-rate debt. A 1% increase in LIBOR interest rates would increase gross interest expense approximately $2.3 million per year. As of December 31, 2008, we did not have any interest hedging activities.

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ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Please see the accompanying consolidated financial statements attached hereto beginning on page F-1.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.	CONTROLS AND PROCEDURES.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

In connection with the preparation of this Annual Report on Form 10-K/A, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer of our general partner, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, the principal executive officer and principal financial officer of our general partner have concluded that our disclosure controls and procedures were not effective as of December 31, 2008. Under the management services agreement between us and Quest Energy Service, all of our financial reporting services are provided by Quest Energy Service. QRCP has advised us that it is currently in the process of remediating the weaknesses in internal control over financial reporting referred to above by designing and implementing new procedures and controls throughout QRCP and its subsidiaries and affiliates for whom it is responsible for providing accounting and finance services, including us, and by strengthening the accounting department through adding new personnel and resources. QRCP has obtained, and has advised us that it will continue to seek, the assistance of the Audit Committee of our general partner in connection with this process of remediation. Notwithstanding this determination, our management believes that the consolidated financial statements in this Annual Report on Form 10-K/A fairly present, in all material respects, our financial position and results of operations and cash flows as of the dates and for the periods presented, in conformity with GAAP.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision of the principal executive officer and the principal financial officer of our general partner, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (c) provide reasonable assurance that receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors of our general partner, and (d) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that

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there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of this Annual Report on Form 10-K/A, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer of our general partner, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework and criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of that evaluation, management identified the following control deficiencies that constituted material weaknesses as of December 31, 2008:

(1)	Control environment — We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Each of these control environment material weaknesses contributed to the material weaknesses discussed in items (2) through (7) below. We did not maintain an effective control environment because of the following material weaknesses:

(a)	We did not maintain a tone and control consciousness that consistently emphasized adherence to accurate financial reporting and enforcement of our policies and procedures. This control deficiency fostered a lack of sufficient appreciation for internal controls over financial reporting, allowed for management override of internal controls in certain circumstances and resulted in an ineffective process for monitoring the adherence to our policies and procedures.

(b)	In addition, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements and business environment.

(c)	We did not maintain an effective anti-fraud program designed to detect and prevent fraud relating to (i) an effective whistle-blower program, (ii) consistent background checks of personnel in positions of responsibility, and (iii) an ongoing program to manage identified fraud risks.

The control environment material weaknesses described above contributed to the material weaknesses related to the transfers that were the subject of the internal investigation and to our internal control over financial reporting, period end financial close and reporting, accounting for derivative instruments, depreciation, depletion and amortization, impairment of oil and gas properties and cash management described in items (2) to (7) below.

(2)	Internal control over financial reporting — We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures because of the following material weaknesses:

(a)	Our policies and procedures with respect to the review, supervision and monitoring of our accounting operations throughout the organization were either not designed and in place or not operating effectively.

(b)	We did not maintain an effective internal control monitoring function. Specifically, there were insufficient policies and procedures to effectively determine the adequacy of our internal control over financial reporting and monitoring the ongoing effectiveness thereof.

Each of these material weaknesses relating to the monitoring of our internal control over financial reporting contributed to the material weaknesses described in items (3) through (7) below.

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(3)	Period end financial close and reporting — We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes because of the following material weaknesses:

(a)	We did not maintain effective controls over the preparation and review of the interim and annual consolidated financial statements and to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and that balances and disclosures reported in the consolidated financial statements reconciled to the underlying supporting schedules and accounting records.

(b)	We did not maintain effective controls to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the accounting records.

(c)	We did not maintain effective controls over the preparation, review and approval of account reconciliations. Specifically, we did not have effective controls over the completeness and accuracy of supporting schedules for substantially all financial statement account reconciliations.

(d)	We did not maintain effective controls over the complete and accurate recording and monitoring of intercompany accounts. Specifically, effective controls were not designed and in place to ensure that intercompany balances were completely and accurately classified and reported in our underlying accounting records and to ensure proper elimination as part of the consolidation process.

(e)	We did not maintain effective controls over the recording of journal entries, both recurring and non-recurring. Specifically, effective controls were not designed and in place to ensure that journal entries were properly prepared with sufficient support or documentation or were reviewed and approved to ensure the accuracy and completeness of the journal entries recorded.

(4)	Derivative instruments — We did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments. Specifically, we did not adequately document the criteria for measuring hedge effectiveness at the inception of certain derivative transactions and did not subsequently value those derivatives appropriately.

(5)	Depreciation, depletion and amortization — We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense. Specifically, effective controls were not designed and in place to calculate and review the depletion of oil and gas properties.

(6)	Impairment of oil and gas properties — We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs. Specifically, effective controls were not designed and in place to determine, review and record the nature of items recorded to oil and gas properties and the calculation of oil and gas property impairments.

(7)	Cash management — We did not establish and maintain effective controls to adequately segregate the duties over cash management. Specifically, effective controls were not designed to prevent the misappropriation of cash.

Additionally, each of the control deficiencies described in items (1) through (7) above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. These material weaknesses resulted in the misstatement of our audited consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and our unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 and the Predecessor’s audited consolidated financial statements as

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of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007 and the Predecessor’s unaudited consolidated financial statements as of and for the three months ended March 31, 2007 and as of and for the three and six months ended June 30, 2007 and as of and for the three and nine months ended September 30, 2007.

Based on management’s evaluation, because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008. Our independent registered public accounting firm, UHY LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, and that report appears in this Annual Report on Form 10-K/A.

Remediation Plan

Under the management services agreement between us and Quest Energy Service, all of our financial reporting services are provided by Quest Energy Service. QRCP has advised us that it is currently in the process of remediating the weaknesses in internal control over financial reporting referred to above by designing and implementing new procedures and controls throughout QRCP and its subsidiaries and affiliates for whom it is responsible for providing accounting and finance services, including us, and by strengthening the accounting department through adding new personnel and resources. QRCP has obtained, and has advised us that it will continue to seek, the assistance of the Audit Committee of our general partner in connection with this process of remediation. These remediation efforts, outlined below, are intended both to address the identified material weaknesses and to enhance our overall financial control environment. In August 2008, Mr. David C. Lawler was appointed President (and in May 2009 was appointed as the Chief Executive Officer) (our principal executive officer) and in September 2008, Mr. Jack Collins was appointed Chief Compliance Officer. In January 2009, Mr. Eddie M. LeBlanc, III was appointed Chief Financial Officer (our principal financial and accounting officer). The design and implementation of these and other remediation efforts are the commitment and responsibility of this new leadership team.

In addition, Gary M. Pittman, one of our independent directors, was elected as Chairman of the Board, and J. Philip McCormick, who has significant prior public company audit committee experience, was added to our Board of Directors and Audit Committee.

Our new leadership team, together with other senior executives, is committed to achieving and maintaining a strong control environment, high ethical standards, and financial reporting integrity. This commitment will be communicated to and reinforced with every employee and to external stakeholders. This commitment is accompanied by a renewed management focus on processes that are intended to achieve accurate and reliable financial reporting.

As a result of the initiatives already underway to address the control deficiencies described above, Quest Energy Service has effected personnel changes in its accounting and financial reporting functions. It has also advised us that it has taken remedial actions, which included termination, with respect to all employees who were identified as being involved with the inappropriate transfers of funds. In addition, we have implemented additional training and/or increased supervision and established segregation of duties regarding the initiation, approval and reconciliation of cash transactions, including wire transfers.

The Board of Directors has directed management to develop a detailed plan and timetable for the implementation of the foregoing remedial measures (to the extent not already completed) and will monitor their implementation. In addition, under the direction of the Board of Directors, management will continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting.

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We believe the measures described above will enhance the remediation of the control deficiencies we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

Changes in Internal Control Over Financial Reporting

During the fourth quarter, and subsequent to December 31, 2008, we have begun the implementation of some of the remedial measures described above, including communication, both internally and externally, of our commitment to a strong control environment, high ethical standards, and financial reporting integrity and certain personnel actions.

ITEM 9B.	OTHER INFORMATION.

None.

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PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE.

Management

As is the case with many publicly traded partnerships, we do not directly have executive officers or directors. Our operations and activities are managed by our general partner, Quest Energy GP, which is wholly-owned by QRCP. Quest Energy GP has a board of directors that oversees its management, operations and activities. We refer to the board of directors of Quest Energy GP as the “board of directors of our general partner.”

Our general partner manages our operations and activities on our behalf. We have entered into a management services agreement with Quest Energy Service, pursuant to which Quest Energy Service provides us with legal, accounting, finance, tax, property management, engineering, risk management and acquisition services in respect of opportunities for us to acquire long-lived, stable and proved gas and oil reserves. The management services agreement provides that employees of Quest Energy Service (including the persons who are executive officers of our general partner) will devote such portion of their time as may be needed to conduct our business and affairs.

Our general partner is owned and controlled by QRCP. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. As owner of our general partner, QRCP elects all the members of the board of directors of our general partner. Our general partner owes a fiduciary duty to our unitholders, although our partnership agreement limits such duties and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

Directors and Executive Officers

The following table shows information regarding the current directors and executive officers of our general partner. Directors are elected for one-year terms by QRCP, the owner of our general partner.

Name	Age	Positions Held	Term of Office Since

David C. Lawler	41	Chief Executive Officer, President and Director	2007
Eddie M. LeBlanc, III	60	Chief Financial Officer	2009
Gary M. Pittman(1)	45	Chairman of the Board and Director	2007
Mark A. Stansberry(1)	53	Director	2007
J. Philip McCormick(1)	67	Director	2008
Richard Marlin	56	Executive Vice President, Engineering	2007
David W. Bolton	40	Executive Vice President, Land	2007
Jack T. Collins	33	Executive Vice President, Finance/Corporate Development	2007
Thomas A. Lopus	50	Executive Vice President, Appalachia	2008

(1)	Member of the audit committee, nominating committee and the conflicts committee.

Our general partner’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

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Mr. Lawler serves as a director and as the Chief Executive Officer and President of our general partner. Mr. Lawler served as the Chief Operating Officer of our general partner from July 2007 to May 2009, then became the President of our general partner in August 2008 and the Chief Executive Officer of our general partner in May 2009. Mr. Lawler also served as the Chief Operating Officer of QRCP until May 2009, then became President of QRCP in August 2008 and Chief Executive Officer of QRCP in May 2009. He has worked in the oil and gas industry for more than 18 years in various management and engineering positions. Prior to joining us, Mr. Lawler was employed by Shell Exploration & Production Company from May 1997 to May 2007 in roles of increasing responsibility, most recently as Engineering and Operations Manager for multiple assets along the U.S. Gulf Coast. Mr. Lawler graduated from the Colorado School of Mines in 1990 with a bachelor’s of science degree in petroleum engineering and earned his Masters in Business Administration from Tulane University in 2003.

Mr. LeBlanc joined us in January 2009 as the Chief Financial Officer of our general partner. Mr. LeBlanc also serves as the Chief Financial Officer of QRCP. He served as Executive Vice President and Chief Financial Officer of Ascent Energy Company, an independent, private oil and gas company, from July 2003 until it was sold to RAM Energy Resources in November 2007, after which time, Mr. LeBlanc went into retirement. Prior to that, Mr. LeBlanc was Senior Vice President and Chief Financial Officer of Range Resources Corporation, an NYSE-listed independent oil and gas company, from January 2000 to July 2003. Previously, Mr. LeBlanc was a founder of Interstate Natural Gas Company, which merged into Coho Energy in 1994. At Coho, he served as Senior Vice President and Chief Financial Officer until 1999. Mr. LeBlanc’s 35 years of experience include assignments in Celeron Corporation and the energy related subsidiaries of Goodyear Tire and Rubber. Prior to entering the oil and gas industry, Mr. LeBlanc was with a national accounting firm. He is a certified public accountant and a chartered financial analyst, and he received a B.S. in Business Administration from University of Southwestern Louisiana.

Mr. Pittman has been a director of our general partner since November 2007. Mr. Pittman is currently an active private investor with his own investment company, G. Pittman & Company, of which he has been president for the past 15 years, who began his career in private equity and investment banking. From 1987 to 1995, Mr. Pittman was Vice President of The Energy Recovery Fund, a $180 million private equity fund focused on the energy industry. Mr. Pittman has served as a director of various oil and natural gas companies, including Flotek Industries, Inc., a specialty chemical oil service company; Geokinetics, Inc., a seismic acquisition and processing company; Czar Resources, Ltd, a Canadian E&P company; and Sub Sea International, an offshore robotics and diving company. He owned and operated an oil and gas production and gas gathering company in Montana from 1992 to 1998. Mr. Pittman currently serves on the compensation and audit committees for Flotek and chairs the compensation committee and serves on the audit and governance committees for Geokinetics. Mr. Pittman holds a B.A. degree in Economics/Business from Wheaton College and an MBA from Georgetown University.

Mr. Stansberry has been a director of our general partner since November 2007. Mr. Stansberry currently serves as the Chairman and a director of The GTD Group, which owns and invests in companies including those specializing in energy consulting and management, environmental, governmental relations, international trade development and commercial construction. He has served as Chairman of The GTD Group since 1998. He served as 2007 Chairman of The Governor’s International Team and currently serves as Chairman of the State Chamber’s Energy Council in Oklahoma. He also serves on a number of other boards, including the Board of Directors of People to People International, and serves as President of the International Society of The Energy Advocates. Mr. Stansberry has testified before the U.S. Senate Energy and Natural Resources Committee and is the author of the book: The Braking Point: America’s Energy Dreams and Global Economic Realities. Mr. Stansberry is a 1977 Bachelor’s of Arts graduate from Oklahoma Christian University, a graduate of the Fund for American Studies/Georgetown University, and a graduate of the Intermediate School of Banking, Oklahoma State University.

Mr. McCormick has been a director of our general partner since November 2008. Mr. McCormick has 26 years of public accounting experience. Since 1999, Mr. McCormick has been an independent investor and corporate advisor. He was a director of NASDAQ-listed Advanced Neuromodulation Systems Inc. from 2003 to 2005 until its sale, and he currently serves as a director and member of the Audit Committee of Renaissance

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Growth and Income Fund III. He served as Executive Vice President and Chief Financial Officer of Highwaymaster Communications, Inc. from 1997 to 1998, was Senior Vice President and Chief Financial Officer of Enserch Exploration Inc. from 1995 to 1997, and served in senior management positions with the Lone Star Gas Division of Enserch Corporation from 1991 to 1995. Mr. McCormick was an audit partner, senior management member and director of KPMG Peat Marwick and KMG Main Hurdman from 1973 to 1991. Mr. McCormick holds a BBA degree in Accounting and a Master of Science from Texas A&I University.

Mr. Marlin serves as Executive Vice President — Engineering of our general partner. Mr. Marlin has served as Executive Vice President — Engineering of QRCP since September 2004. He also was QRCP’s Chief Operations Officer from February 2005 through July 2006. He was QRCP’s engineering manager from November 2002 to September 2004. Prior to that, he was the engineering manager for STP from 1999 until QRCP’s acquisition of STP in November 2002. Prior to that, he was employed by Parker and Parsley Petroleum as the Mid-Continent Operations Manager for 12 years. Mr. Marlin has more than 32 years industry experience involving all phases of drilling and production in more than 14 states. His experience also involved primary and secondary operations along with the design and oversight of gathering systems that move as much as 175 Mmcf/d. He is a registered Professional Engineer holding licenses in Oklahoma and Colorado. Mr. Marlin earned a B.S. in Industrial Engineering and Management from Oklahoma State University in 1974. Mr. Marlin was a Director of the Mid-Continent Coal Bed Methane Forum from 2003 to 2005.

Mr. Bolton serves as Executive Vice President — Land of our general partner. Mr. Bolton has served as Executive Vice President — Land of QRCP since May 2006. Prior to that, he was a Land Manager for Continental Land Resources, LLC, an Oklahoma based oil and gas lease broker from May 2004 to May 2006. Prior to that, Mr. Bolton was a landman for Continental Land Resources from April 2001 to May 2004. He was an independent landman from 1995 to April 2001. Mr. Bolton is a Certified Professional Landman with over 18 years of experience in various aspects of the oil and gas industry, and has worked extensively throughout Oklahoma, Texas, and Kansas. Mr. Bolton holds a Bachelor of Liberal Studies degree from the University of Oklahoma, attended the Oklahoma City University School of Law, and is a member of American Association of Petroleum Landmen, Oklahoma City Association of Petroleum Landmen, the American Bar Association, and the Energy Bar Association.

Mr. Collins joined us in December 2007 as Executive Vice President — Investor Relations of our general partner and QRCP. From September 2008 to January 2009, he served as the Interim Chief Financial Officer of our general partner and QRCP, and since January 2009, he has served as the Executive Vice President — Finance/Corporate Development of our general partner and QRCP. Mr. Collins has more than 11 years of experience providing analysis and advice to oil and gas industry investors. Prior to joining us, he worked for A.G. Edwards & Sons, Inc., a national, full-service brokerage firm, from 1999 to 2007 in various positions, most recently as a Securities Analyst, where he was responsible for initiating the firm’s coverage of the high yield U.S. energy stock sector (E&P partnerships and U.S. royalty trusts). As an Associate Analyst (2001 to 2005) and Research Associate (1999 to 2001) at A.G. Edwards, he assisted senior analysts in coverage of the independent E&P and oilfield service sectors of the energy industry. Mr. Collins holds a Bachelors degree in Economics with a Business Emphasis from the University of Colorado at Boulder.

Mr. Lopus has served as Executive Vice President — Appalachia of our general partner since July 2008. Mr. Lopus also serves as Executive Vice President — Appalachia of QRCP. Mr. Lopus has more than 27 years of experience in the oil and gas industry. Prior to joining us, Mr. Lopus served as Senior Vice President of Eastern Operations for Linn Energy, LLC from April 2006 to July 2008 where he was responsible for all Eastern United States oil and natural gas activity. From April 2005 to March 2006, he was an independent consultant for a variety of oil and gas related businesses. From February 2002 to March 2005, Mr. Lopus held senior management positions at Equitable Resources, Inc., where he was responsible for all oil and natural gas operations. Prior to that, he worked at FINA, Inc. for 20 years, where he was in charge of all oil and natural gas operations in the United States. Mr. Lopus is a registered petroleum engineer and received a Bachelor of Science degree from The Pennsylvania State University in Petroleum and Natural Gas Engineering. He has held leadership positions with numerous industry and civic organizations, including the Independent Petroleum

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Association of America, Society of Petroleum Engineers, American Petroleum Institute, United Way, and March of Dimes.

Corporate Governance

Committees of the Board of Directors

The board of directors of our general partner has established an audit committee, a nominating committee and a conflicts committee. There currently are no other committees of the board of directors of our general partner. Because we are a limited partnership, the listing standards of NASDAQ do not require that we or our general partner have a majority of independent directors or a nominating or compensation committee of the board of directors. We are, however, required to have an audit committee, all of whose members are required to be “independent” under NASDAQ standards as described below.

Audit Committee.  The audit committee is comprised of Gary M. Pittman, Mark A. Stansberry and J. Philip McCormick (chairman). The board of directors of our general partner has determined that each member of the audit committee meets the independence and experience standards established by the NASDAQ Global Market and SEC rules. In addition, the board of directors of our general partner has determined that Mr. McCormick and Mr. Pittman meet the SEC’s definition of an “audit committee financial expert” based on their business and experience and background described above under “— Directors and Executive Officers.”

The audit committee assists the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee has the sole authority to retain and terminate our independent registered public accounting firm, to approve all auditing services and related fees and the terms thereof, and to pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee also is responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm has unrestricted access to the audit committee. The charter for the audit committee is posted under the “Investors — Corporate Governance” section of our website at www.qelp.net.

Conflicts Committee.  The board of directors of our general partner has established a conflicts committee. The conflicts committee will review specific matters that the board of directors believes may involve conflicts of interest. At the request of the board of directors of our general partner, the conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us (in light of the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us). The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including QRCP, and must meet the independence and experience standards established by the NASDAQ Global Market and SEC rules for service on an audit committee of a board of directors, and certain other requirements. Each member of the conflicts committee meets these standards. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

The conflicts committee has recently retained legal counsel and a financial advisor to advise it in connection with the proposed Recombination.

Unitholder Communications and Other Information

Unitholders who wish to communicate with the board of directors of our general partner or any of the directors may do so by mail in care of Investor Relations at Quest Energy Partners, L.P., 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102. Such communications should specify the intended recipient or recipients. All such communications will be compiled and submitted to the board or the individual director, as applicable, on a periodic basis. Commercial solicitations or communications will not be forwarded.

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Our partnership agreement provides that our general partner will manage and operate us and that, unlike holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business or governance. Accordingly, we do not hold annual meetings of unitholders.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of our partnership. However, our partnership agreement requires us to reimburse our general partner for all actual direct and indirect expenses it incurs or actual payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business including overhead allocated to our general partner by its affiliates, including QRCP. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. We do not expect to incur any additional fees or to make other payments to these entities in connection with operating our business. Our general partner is entitled to determine in good faith the expenses that are allocable to us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. We expect that we will reimburse QRCP for at least a majority of the compensation and benefits paid to the executive officers of our general partner. In addition, we have entered into a management services agreement with Quest Energy Service pursuant to which Quest Energy Service operates our assets and performs other administrative services for us such as accounting, corporate development, finance, land, legal and engineering. We will reimburse Quest Energy Services for its costs in performing these services, plus related expenses. For 2008, we reimbursed QRCP and Quest Energy Service for a total of $10.6 million in costs and expenses.

Code of Ethics

The corporate governance of our general partner is, in effect, the corporate governance of our partnership, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Our general partner has adopted a code of business conduct and ethics that applies to all officers, directors and employees of our general partner and its affiliates. A copy of our code of business conduct is available on our website at www.qelp.net. Any substantive amendment to, or waiver from, a provision of our code of business conduct that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions will be disclosed in a report on Form 8-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Directors, executive officers and greater than 10% equityholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of Forms 3, 4, 5 and amendments thereto furnished to us and written representations that no other reports were required, during and for the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our directors, executive officers and greater than 10% beneficial owners were complied with in a timely manner.

ITEM 11.	EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

As mentioned earlier, because we are a limited partnership, the listing standards of NASDAQ do not require that we or our general partner have a compensation committee of the board of directors. Since we do not directly employ any of the persons responsible for managing our business, the board of directors of our general partner has not established its own compensation committee, but instead relies on the Compensation

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Committee of QRCP’s board of directors (the “Committee”) to ensure alignment of all employees with the broader corporate organization. The Committee has elected to make employee equity awards in QRCP common stock in order to have all employees working toward a common set of goals. Our general partner manages our operations and activities, and its board of directors and officers makes decisions on our behalf. The compensation of the officers of our general partner and of Quest Energy Service’s employees that perform services on our behalf is determined by the Committee of, and paid for by, QRCP. The Committee consults with the board of directors of our general partner, but the final decisions discussed in this Item 11 are made by the Committee or QRCP’s board of directors. The officers of our general partner may participate in employee benefit plans and arrangements sponsored by QRCP and us. Our general partner has not entered into any employment agreements with any of its officers.

The “Named Executive Officers” of our general partner listed in the Summary Compensation Table (the “Named Executive Officers”) also serve as executive officers of QRCP, and the compensation of the Named Executive Officers discussed below reflects total compensation for services to us, QRCP and all of QRCP’s other affiliates. We reimburse all expenses incurred on our behalf, including the costs of employee compensation and benefits, as well as all other expenses necessary or appropriate to the conduct of our business, pursuant to QRCP’s allocation methodology and subject to the terms of the management services agreement and the omnibus agreement.

Based on the information that we track regarding the amount of time spent by each of the Named Executive Officers on business matters relating to us, we estimate that such officers devoted the following percentage of their time to our business and to QRCP and its other affiliates, respectively, for 2008:

		Percentage of Time
	Percentage of Time	Devoted to Business of
	Devoted to Our	QRCP and Its Other
Name	Business	Affiliates

Jerry D. Cash	33%	67%
David C. Lawler	50%	50%
David E. Grose	33%	67%
Jack T. Collins	40%	60%
Richard Marlin	60%	40%
David W. Bolton	80%	20%
Thomas A. Lopus	40%	60%

QRCP’s Compensation Philosophy

QRCP’s compensation philosophy is to manage Named Executive Officer total compensation at the median level (50th percentile) relative to companies with which we compete for talent (which are primarily peer group companies). The Committee compares compensation levels with a selected cross-industry group of other oil and natural gas exploration and production companies of similar size to establish a competitive compensation package.

QRCP has the ultimate decision-making authority with respect to the total compensation of the Named Executive Officers. The elements of compensation discussed below, and QRCP’s decisions with respect to the levels of such compensation, is not subject to approval by the board of directors of our general partner, including the audit and conflicts committees thereof. However, the board of directors of our general partner provides input and suggestions to the Committee. Awards under our long-term incentive plan are made by the board of directors of our general partner or a committee thereof.

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Role of the Compensation Committee

The Committee is responsible for reviewing and approving all aspects of compensation for the Named Executive Officers. In meeting these responsibilities, the Committee’s policy is to ensure that Named Executive Officer compensation is designed to achieve three primary objectives:

•	attract and retain well-qualified executives who will lead us and achieve superior performance;

•	tie annual incentives to achievement of specific, measurable short-term corporate goals; and

•	align the interests of management with those of the equity holders to encourage achievement of increases in equityholder value.

The Committee retained the independent compensation consulting firm of Towers Perrin (“T-P”) in February 2008 to: (i) assist the Committee in formulating QRCP’s compensation policies for 2008 and future years; (ii) provide advice to the Committee concerning specific compensation packages and appropriate levels of QRCP’s Named Executive Officers’ compensation; (iii) provide advice about competitive levels of compensation and marketplace trends in the oil and gas industry; and (iv) review and recommend changes in QRCP’s compensation system and programs. As described below, T-P compiled competitive salary data for seven of QRCP’s peer group companies and eight of our peer group companies and assisted the Committee in its benchmarking efforts, among other things. T-P had a conference call with the Committee in order to gather information about QRCP and its business.

Additionally, in September 2008, the Committee subscribed to a service provided by Equilar, Inc. (“Equilar”) to create reports concerning compensation data (including base salary, bonus compensation and equity awards) to assist the Committee in analyzing the compensation received by QRCP’s Named Executive Officers and directors in comparison to publicly-traded benchmarked companies as described below.

In connection with the adoption of a Long Term Incentive Plan (“LTIP”) and amendments made to QRCP’s 2005 Omnibus Stock Award Plan (the “Omnibus Plan”) and Management Annual Incentive Plan (the “QRCP Bonus Plan”) in May 2008, the Committee retained RiskMetrics Group, formerly Institutional Shareholder Services (“RiskMetrics”), to advise it with respect to corporate governance matters.

The Committee separately considered the elements of (i) base salary, (ii) base salary plus target bonus, and (iii) long-term equity incentive value, comparing QRCP’s compensation for such elements to the median level (50th percentile) of our peer group for 2008. The Committee believed the metric of actual total cash compensation (base salary, as well as base salary plus bonus) was key to retaining well-qualified executives and to providing annual incentives and therefore gave it a heavier weighting than QRCP’s peer group. The Committee made adjustments to attempt to align the actual total annual cash compensation between the 50th to 75th percentiles of QRCP’s market peer group, while taking into account differences in job titles and duties, as well as individual performance. The Committee believes that total compensation packages (taking into account long term equity compensation) were between the 25th and 50th percentiles of QRCP’s market peer group. Initially, equity awards of QRCP’s stock were granted as part of the Named Executive Officers’ employment agreements in a lump sum that vested over a three-year period. As discussed below, the Committee adopted the LTIP in 2008 in order to provide the Named Executive Officers with annual grants of equity incentive compensation. However, this program was cancelled at the end of 2008 due to QRCP’s low stock price.

Role of Management in Compensation Process

Each year the Committee asks the principal executive officer (which prior to August 22, 2008, was Jerry D. Cash, our former Chief Executive Officer, and after that date was David C. Lawler, our President and current Chief Executive Officer) and principal financial officer to present a proposed compensation plan for the fiscal year beginning January 1 and ending December 31 (each, a “Plan Year”), along with supporting and competitive market data. For 2008, T-P assisted QRCP’s management in providing this competitive market data, primarily through published and private salary surveys. The compensation amounts presented to the Committee for the 2008 Plan Year were determined based upon Mr. Cash’s negotiations with the Named

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Executive Officers (taking into account the T-P competitive data). The Committee then met with Mr. Cash to review the proposal and establish the compensation plan, with members of T-P participating by telephone.

The Committee monitors the performance of the Named Executive Officers throughout the Plan Year against the targets set for each performance measure. At the end of the Plan Year, the Committee meets with the principal executive officer and principal financial officer to review the final results compared to the established performance goals before determining the Named Executive Officers’ compensation levels for the Plan Year. During these meetings, the Committee also establishes the Named Executive Officer compensation plan for the upcoming Plan Year, based on the principal executive officer’s recommendations. In general, the plan must be established within the first 90 days of a Plan Year.

During 2008, QRCP hired Thomas A. Lopus, who was one of the Named Executive Officers for 2008. The compensation package for Mr. Lopus was negotiated between Mr. Cash and Mr. Lopus (taking into account the T-P competitive data). The Committee then met with Mr. Cash to review and approve the proposed compensation package.

In connection with David C. Lawler’s change of executive officer position in October 2008, Mr. Lawler and the Committee renegotiated his compensation package after taking into account the T-P and Equilar competitive data.

Mr. Lawler was actively involved in the renegotiation of Mr. Collins’ employment agreement in October 2008 and made the determination of the amount of the discretionary bonuses awarded to the other Named Executive Officers in January 2009 under the Supplemental Bonus Program discussed below.

Performance Peer Groups

In 2008, the Committee retained T-P as its independent compensation consultant to advise the Committee on matters related to the Named Executive Officers’ compensation program. To assist the Committee in its benchmarking efforts, T-P provided a compensation analysis and survey data for peer groups of companies that are similar in scale and scope to us and QRCP. With the assistance of T-P, the Committee selected (i) a peer group for QRCP consisting of the following seven publicly traded U.S. exploration and production companies which had annual revenues ranging from $4 million to $106 million: American Oil & Gas Inc., Aurora Oil & Gas Corp., Brigham Exploration Co., Double Eagle Petroleum Co., Kodiak Oil & Gas Corp., Rex Energy Corp. and Warren Resources Inc.; and (ii) a peer group for us consisting of the following eight publicly traded U.S. limited partnerships and limited liability companies: Atlas Energy Resources, LLC, Linn Energy, LLC, BreitBurn Energy Partners, L.P., Legacy Reserves, L.P., EV Energy Partners, L.P., Constellation Energy Partners, LLC, Encore Energy Partners, L.P. and Vanguard Natural Resources, LLC.

Additionally, the Committee utilized Equilar in 2008 to collect market data concerning total compensation for director and Named Executive Officer positions at comparable peer group companies. The peer group used for the Equilar benchmarking service includes: ATP Oil & Gas Corporation, Brigham Exploration Co., Carrizo Oil & Gas, Inc., Edge Petroleum Corporation, Gastar Exploration Ltd., GMX Resources Inc., Goodrich Petroleum Corporation, Linn Energy, LLC, McMoRan Exploration Co., Parallel Petroleum Corporation, Toreador Resources Corporation, and Warren Resources Inc.

Elements of QRCP’s Executive Compensation Program

QRCP’s compensation program for Named Executive Officers consists of the following components:

Base Salary:  The base salary element of QRCP’s compensation program serves as the foundation for other compensation components and addresses the first compensation objective stated above, which is to attract and retain well-qualified executives. Base salaries for all Named Executive Officers are established based on their scope of responsibilities, taking into account competitive market compensation paid by other companies in QRCP’s peer group. The Committee considers the median salary range for each Named Executive Officer’s counterpart, but makes adjustments to reflect differences in job descriptions and scope of responsibilities for each Named Executive Officer and to reflect the Committee’s philosophy that each Named Executive Officer’s total compensation should be at the median level (50th percentile) relative to QRCP’s peer

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group. The Committee annually reviews base salaries for Named Executive Officers and makes adjustments from time to time to realign their salaries, after taking into account individual performance, responsibilities, experience, autonomy, strategic perspectives and marketability, as well as the recommendations of the principal executive officer.

In August 2008, David C. Lawler’s and Jack T. Collins’s executive officer positions changed and their duties and responsibilities increased. Accordingly, in October 2008, their base salaries were increased and they were granted stock options after the Committee took into account their individual performance, increased responsibilities and experience and competitive data provided by T-P and Equilar.

The Committee allocated approximately 4% of all base salaries of the Named Executive Officers to a pool to be used as a cost of living adjustment. The Committee approved a 4% increase for Mr. Cash and gave Mr. Cash the authority to divide the remaining pool among the Named Executive Officers (other than Mr. Cash).

Management Annual Incentive Plan:  In 2006, the Committee established the QRCP Bonus Plan. The QRCP Bonus Plan is intended to recognize value creation by providing competitive incentives for meeting and exceeding annual financial and operating performance measurement targets related to QRCP’s exploration and production operations, including our operations.

By providing market-competitive bonus awards, the Committee believes the QRCP Bonus Plan supports the compensation objective of attracting and retaining Named Executive Officer talent critical to achieving superior performance and support the compensation objective of tying annual incentives to the achievement of specific short-term performance goals during the year, which creates a direct connection between the executive’s pay and QRCP’s and our financial performance.

For 2008, awards under the QRCP Bonus Plan were paid solely in cash. The Committee anticipates that future annual bonus awards will also be paid only in the form of cash awards, except that a portion of Mr. Lawler’s award may be paid in the form of QRCP common stock.

Each year the Committee establishes goals during the first quarter of the calendar year. The 2008 performance goals for the QRCP Bonus Plan are described below. The amount of the bonus payable to each participant varies based on the percentage of the performance goals achieved and the employee’s position with us. More senior ranking management personnel are entitled to bonuses that are potentially a higher percentage of their base salaries, reflecting the Committee’s philosophy that higher ranking employees should have a greater percentage of their overall compensation at risk.

Each executive officer and key employee that participates in the QRCP Bonus Plan has a target bonus percentage expressed as a percentage of base salary based on his or her level of responsibility. The performance criteria for 2008 included minimum performance thresholds required to earn any incentive compensation, as well as maximum payouts geared towards rewarding extraordinary performance, thus, actual awards can range from 0% (if performance is below 60% of target) to 99% of base salary for our most senior executives (if performance is 150% of target). For 2008, the potential bonus amounts for each of Messrs. Cash, Grose, Lawler, and Collins were as follows: If QRCP achieved (on a consolidated basis) an average of its financial goals of 60%, their incentive awards would be 22% of base salary. If QRCP achieved (on a consolidated basis) an average of its financial goals of 100%, their incentive awards would be 42% of base salary. If QRCP achieved (on a consolidated basis) an average of its financial goals of 150%, their incentive awards would be 99% of base salary. For 2008, the potential bonus amounts for each of the other Named Executive Officers were as follows: If QRCP achieved (on a consolidated basis) an average of its financial goals of 60%, their incentive awards would be 7% of base salary. If QRCP achieved (on a consolidated basis) an average of its financial goals of 100%, their incentive awards would be 27% of base salary. If QRCP achieved (on a consolidated basis) an average of its financial goals of 150%, their incentive awards would be 73.5% of base salary.

After the end of the Plan Year, the Committee determines to what extent QRCP and the participants have achieved the performance measurement goals. The Committee calculates and certifies in writing the amount of each participant’s bonus based upon the actual achievements and computation formula set forth in the QRCP

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Bonus Plan. The Committee has no discretion to increase the amount of any Named Executive Officer’s bonus as so determined, but may reduce the amount of or totally eliminate such bonus, if it determines, in its absolute and sole discretion that such reduction or elimination is appropriate in order to reflect the Named Executive Officer’s performance or unanticipated factors. The performance period (“Incentive Period”) with respect to which target awards and bonuses may be payable under the QRCP Bonus Plan will generally be the fiscal year beginning on January 1 and ending on December 31, but the Committee has the authority to designate different Incentive Periods.

The Committee increased certain 2008 performance targets for the QRCP Bonus Plan from the 2007 levels. Since QRCP’s drilling program for 2008 concentrated mainly on drilling new wells located on our proved undeveloped reserves, the Committee eliminated the increase in year end proved reserves as a performance measure in 2008. The Committee added a “health, safety and environment” target in order to reflect QRCP’s commitment to improving the environment, increasing worker safety and reducing costs. The Committee established the 2008 performance targets and percentages of goals achieved for each of the five corporate goals described below:

	Percentage of Goal Achieved
	50%	100%	150%

Performance Measure and % Weight
Cost reduction in savings — health, safety and environment (20% in the aggregate)
Number of OSHA recordable injuries (5%)	33	30	26
Number of vehicle incidents > $1,000 (5%)	20	18	15
Salt water spills (Bbls) (5%)	14,760	13,120	11,480
Number of spills (5%)	338	301	263
EBITDA (earnings before interest, taxes, depreciation and amortization) (20%)	$69,300,000	$72,400,000	$78,800,000
Lease operating expense (excluding gross production taxes and ad valorem taxes) (20%)	$28,246,660	$25,700,000	$23,153,000
Finding and development cost (20%)	$1.52/Mcf	$1.39/Mcf	$1.25/Mcf
Production (20%)	22.5 Bcfe	23.1 Bcfe	24.5 Bcfe

Each of the five corporate goals were equally weighted. The amount of the incentive bonus varies depending upon the average percentage of the goals achieved. For amounts between 50% and 100% and between 100% and 150%, linear interpolation is used to determine the “Percentage of Goal Achieved.” For amounts below 50%, the “Percentage of Goal Achieved” is determined using the same scale as between 50% and 100%. For amounts in excess of 150%, the “Percentage of Goal Achieved” is determined using the same scale as between 100% and 150%. For 2008, no incentive awards would have been payable under the QRCP Bonus Plan if the average percentage of the goals achieved was less than 60%. Additionally, no additional incentive awards were payable if the average percentage of the goals achieved exceeded 150%. For 2008, the average percentage of the goals achieved under the QRCP Bonus Plan was 60.9%. QRCP and we made a dramatic improvement in our health, safety and environment performance for 2008 compared to 2007. Without this strong health, safety and environment performance QRCP’s average percentage of goals achieved would have been below 60% and no bonuses would have been payable under the QRCP Bonus Plan. QRCP believes that we realized a number of benefits from improving our health, safety and environment performance, including improving the environment where our wells are located, reducing worker injuries and reducing costs. In addition, we should be able to significantly lower our insurance costs if we are able to maintain our 2008 level of performance.

Additionally, with respect to the 2008 awards, and any future awards under the QRCP Bonus Plan, if QRCP’s overall performance (on a consolidated basis) under the QRCP Bonus Plan equals or exceeds 100%, Mr. Lawler will be granted a number of performance shares and restricted shares (valued based on the closing price of QRCP’s common stock at year end) under QRCP’s Omnibus Plan, each having a value equal to 50% of the payment Mr. Lawler would have been paid under the QRCP Bonus Plan if QRCP’s overall performance

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(on a consolidated basis) under the QRCP Bonus Plan was 100%. The performance shares will be immediately vested and the restricted shares will vest on the first anniversary of the date of grant. QRCP’s overall performance (on a consolidated basis) under the QRCP Bonus Plan for 2008 was less than 100%, so no additional equity award was payable to Mr. Lawler for 2008.

Mr. Lopus commenced employment as our general partner’s EVP — Appalachia in July 2008, and Mr. Lopus received a pro rata portion of the bonus for 2008 under the QRCP Bonus Plan.

Discretionary Bonuses:  In October 2008, QRCP’s Board of Directors adopted a 2008 Supplemental Bonus Plan (the “Supplemental Bonus Plan”) for certain key employees, excluding Mr. Lawler. The Supplemental Bonus Plan provided additional incentive and bonus opportunities to supplement the bonus opportunities available to QRCP’s employees under the QRCP Bonus Plan for 2008 and additional key employees. The determination as to whether a bonus payment was made under the Supplemental Bonus Plan and the amount of that payment was solely within the discretion of Mr. Lawler, who took into account both QRCP’s performance (on a consolidated basis) during 2008 and the respective employee’s individual performance during 2008. The maximum amount that an employee was eligible to receive under the Supplemental Bonus Plan was dependent upon the employee’s classification under the QRCP Bonus Plan less the actual amount such individual received under the QRCP Bonus Plan, if any, for 2008. The maximum aggregate amount of bonuses available under the Supplemental Bonus Plan was capped at $2 million. Employees were to receive their supplemental bonuses in quarterly payments in 2009. To the extent an employee’s payment under the QRCP Bonus Plan, if any, was greater than or less than originally anticipated at the time the amount of the employee’s supplemental bonus was established, any quarterly payment made after the payment under the QRCP Bonus Plan were to be appropriately adjusted. Mr. Lawler awarded quarterly discretionary bonuses in January 2009, which were related to 2008 performance. The Committee subsequently terminated the Supplemental Bonus Program.

In connection with the amendment to Mr. Lawler’s employment agreement in October 2008 and in lieu of participating in the Supplemental Bonus Plan, the Committee authorized the payment of a $232,000 bonus to Mr. Lawler in November 2008 and payment of an amount equal to $164,000 minus the amount, if any, Mr. Lawler is paid under the QRCP Bonus Plan in 2009 for his 2008 performance, which was payable at the same time as the awards under the QRCP Bonus Plan for 2008 were payable in March 2009.

Certain of QRCP’s executive officers had entered into 10b(5)-1(c) trading plans with QRCP and a designated broker that provided that upon vesting of restricted stock QRCP’s chief financial officer would notify the designated broker of the number of shares that needed to be sold in order to generate sufficient funds to satisfy the executive officers’ tax withholding obligations (which would have been about 30% of the shares that vested). During 2008, several of the executive officers had restricted shares that vested in March and April at a time when QRCP’s stock price was generally between $6.50 and $7.00 per share. QRCP’s former chief financial officer did not perform his obligations under the trading plans, but the executive officers still incurred a tax liability based on the stock price on the date of vesting. Subsequent to the disclosure of the Transfers, QRCP’s stock price dropped significantly to under one dollar. At that time, it came to the attention of our Board of Directors that QRCP’s former chief financial officer had not complied with the trading plans. The Board of Directors decided to make the executive officers whole due to QRCP’s former chief financial officer’s inaction. The Board of Directors agreed to pay the affected executive officers a bonus equal to the value of approximately 30% of each executive officer’s stock on the date of vesting in exchange for approximately 30% of the vested shares (the approximate number of shares that would have been sold under the trading plans). QRCP’s Board of Directors also agreed to pay the affected executive officers a tax gross-up payment on this bonus, since the bonus was additional taxable income that the executive officers would not have had if our former chief financial officer had complied with the trading plans.

Productivity Gain Sharing Payments:  For part of 2008, QRCP made productivity sharing payments, which were comprised of a one-time cash payment equal to 10% of an individual’s monthly base salary earned during each month that our CBM production rate increased by 1,000 Mcf/day over the prior record. All of QRCP’s employees were eligible to receive productivity gain sharing payments. The purpose of these payments was to incentivize all employees, including Named Executive Officers, to continually and

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immediately focus on production. The Named Executive Officers received payments equal to less than one month of base salary as a result of this plan.

Equity Awards:  The Committee believes that the long-term performance of our and QRCP’s executive officers is enhanced through ownership of stock-based awards, such as QRCP stock options and QRCP restricted stock (and potentially unit awards for our common units) which expose executive officers to the risks of downside stock prices and unit prices and provide an incentive for executive officers to build shareholder and unitholder value.

Omnibus Stock Award Plan.  QRCP’s Omnibus Plan provides for grants of the following securities of QRCP: non-qualified stock options, restricted shares, bonus shares, deferred shares, stock appreciation rights, performance units and performance shares. Currently, the total number of shares that may be issued under the Omnibus Plan is 2,700,000. The Omnibus Plan also permits the grant of incentive stock options. The objectives of the Omnibus Plan are to strengthen key employees’ and QRCP’s non-employee directors’ commitment to QRCP’s success, to stimulate key employees’ and QRCP’s non-employee directors’ efforts on QRCP’s behalf and to help QRCP attract new employees with the education, skills and experience QRCP needs and retain existing key employees. All of QRCP’s equity awards consisting of QRCP’s common stock are issued under the Omnibus Plan.

In connection with the adoption of QRCP’s LTIP and amendments made to the Omnibus Plan and QRCP Bonus Plan in May 2008, the Committee received guidance from RiskMetrics with respect to corporate governance matters. As a result of the Committee’s discussions with RiskMetrics, the Committee adopted a “burn rate” policy. This policy provides that for the years ended December 31, 2008, 2009 and 2010, QRCP’s prospective three-year average burn rate with respect to QRCP’s equity awards will not exceed the mean and one standard deviation of QRCP’s Global Industry Classification Standards Peer Group (1010 — Energy) of 4.43%. For purposes of calculating the three-year average burn rate under this burn rate policy, each restricted stock (unit), bonus share or stock award or any forms of full-value awards granted under QRCP’s equity plans will be counted as 1.5 award shares and will be calculated as (i) the number of equity awards granted in each fiscal year by the Committee to employees and directors, excluding awards granted to replace securities assumed in connection with a business combination transaction, divided by (ii) the weighted average basic shares outstanding.

As a result of the termination of Messrs. Cash and Grose and other employees related to the internal investigation and related matters, a significant percentage of QRCP’s prior unvested equity awards were forfeited during 2008. However, under the burn rate policy, awards that are forfeited during the year are not taken into account in calculating the burn rate.

In order to attract a new chief financial officer and to compensate Messrs. Lawler and Collins for their increased roles at QRCP, the Committee determined that it was necessary under the circumstances to grant new equity awards during 2008 that exceeded the burn rate policy. However, QRCP is significantly below the burn rate policy if the forfeiture of previously granted awards is taken into consideration.

QRCP’s Long-Term Incentive Plan.  In May 2008, the Committee adopted the LTIP. Under the LTIP, our and QRCP’s principal executive officer would have received awards of restricted stock under the Omnibus Plan if the adjusted average share price for a calendar year exceeded both the “initial value” ($9.74 for 2007) and the “adjusted average share price” for the prior year. The “adjusted average share price” is the adjusted average of the fair market values for each trading day during a calendar year, taking into account the trading volume of QRCP’s shares on each day. Any restricted stock awards granted to a QRCP principal executive officer under the LTIP would have vested ratably over a three-year period. The LTIP also provided for awards of restricted stock to the other participants (including the Named Executive Officers) based upon (1) a pool of 3% of QRCP’s consolidated income before depreciation, depletion, amortization and taxes and ignoring changes in income attributable to non-cash changes in derivative fair value and (2) the stock price as of the day awards were made under the Omnibus Plan. Any restricted stock awards under the LTIP to the other participants would have vested over a two-year period.

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The LTIP was intended to encourage participants to focus on our and QRCP’s long-term performance, align the interests of management with those of QRCP’s stockholders, and provide an opportunity for our and QRCP’s executive officers to increase their stake in QRCP through grants of restricted stock pursuant to the terms of the Omnibus Plan. The Committee designed the long-term incentive plan to:

•	enhance the link between the creation of stockholder value and long-term incentive compensation;

•	provide an opportunity for increased equity ownership by executive officers; and

•	maintain a competitive level of total compensation.

However, for 2008, the Committee elected to not make any awards, and effective January 1, 2009, the LTIP was terminated due to (1) the large number of shares that would have been required to be issued due to QRCP’s low stock price and (2) the establishment of the Supplemental Bonus Plan discussed above.

Our Long Term Incentive Plan.  On November 14, 2007, our general partner, Quest Energy GP adopted the Quest Energy Partners, L.P. Long-Term Incentive Plan (the “Plan”) for employees, consultants and directors of Quest Energy GP and any of its affiliates who perform services for us. The Plan consists of the following securities of Quest Energy Partners, L.P.: options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the Plan is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. As of December 31, 2008, the total number of common units available to be awarded under the Plan was 2,085,950. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The Plan is administered by the Committee, provided that administration may be delegated to such other committee as appointed by our general partner’s board of directors.

In January 28, 2008 the plan administrator granted 15,000 common units each to two of our general partner’s independent directors (Messrs. Stansberry and Pittman). For each director, 3,750 of the common units were immediately vested and the remaining units vest in equal amounts on the first three anniversaries of the date of grant.

The plan administrator may terminate or amend the Plan at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the Plan or any part of the Plan from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The Plan will expire on the earliest of (1) the date units are no longer available under the Plan for grants, (2) termination of the Plan by the plan administrator or (3) the date 10 years following its date of adoption.

Restricted Units.  A restricted unit is a common unit that vests over a specified period of time and during that time is subject to forfeiture. The plan administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period.

Phantom Units.  A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the value of a common unit. The plan administrator may make grants of phantom units under the Plan containing such terms as the plan administrator shall determine, including the period over which phantom units granted will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives.

Unit Options.  The Plan will permit the grant of options covering common units. The plan administrator may make grants containing such terms as the plan administrator shall determine. Unit options must have an

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exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the plan administrator.

Unit Appreciation Rights.  The Plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. The plan administrator may make grants of unit appreciation rights containing such terms as the plan administrator shall determine. Unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator.

Distribution Equivalent Rights.  The plan administrator may, in its discretion, grant distribution equivalent rights, or DERs, as a stand-alone award or with respect to phantom unit awards or other award under the Plan. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us during the period the right is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Other Unit-Based Awards.  The Plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards.  The Plan will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control; Termination of Service.  Awards under the Plan will vest and/or become exercisable, as applicable, upon a “change in control” of us or our general partner, unless provided otherwise by the plan administrator. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the plan administrator in the terms of the relevant award agreement.

Source of Units.  Common units to be delivered pursuant to awards under the Plan may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under the Plan, the total number of common units outstanding will increase.

Benefits

QRCP’s employees, including the Named Executive Officers, who meet minimum service requirements are entitled to receive medical, dental, life and long-term disability insurance benefits for themselves (and beginning the first of the following month after 90 days of employment, 50% coverage for their dependents). The Named Executive Officers also participate along with other employees in QRCP’s 401(k) plan and other standard benefits. QRCP’s 401(k) plan provides for matching contributions by QRCP and permits discretionary contributions by QRCP of up to 10% of a participant’s eligible compensation. Such benefits are provided equally to all employees, other than where benefits are provided pro rata based on the respective Named Executive Officer’s salary (such as the level of disability insurance coverage).

Perquisites

QRCP believes its executive compensation program described above is generally sufficient for attracting talented executives and that providing large perquisites is neither necessary nor in its stockholders’ best interests. Certain perquisites are provided to provide job satisfaction and enhance productivity. For example, QRCP provides an automobile for Messrs. Lawler, Marlin and Lopus and provided an automobile for Mr. Cash. On occasion, family members and acquaintances accompanied Mr. Cash on business trips made on private charter flights. The Named Executive Officers also are eligible to receive gym and social club memberships and subsidized parking. Messrs. Lawler and Collins received reimbursements of certain relocation and

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temporary living expenses in connection with their move to Oklahoma City, Oklahoma in 2007 and 2008, respectively.

Policy Regarding Hedging Equity Ownership

In April 2007, the Board of Directors of our general partner adopted a policy to prohibit directors, executive officers and employees from speculating in our equity securities, including, but not limited to, the following: short selling (profiting if the market price of the common unit decreases); buying or selling publicly traded options, including writing covered calls; taking out margin loans against common unit options; and hedging or any other type of derivative arrangement that has a similar economic effect without the full risk or benefit of ownership. QRCP has a similar policy prohibiting hedging its stock.

Compensation Recovery Policies

The Board of Directors of our general partner maintains a policy that it will evaluate in appropriate circumstances whether to seek the reimbursement of certain compensation awards paid to a Named Executive Officer if such person(s) engage in misconduct that caused or partially caused a restatement of financial results, in accordance with section 304 of the Sarbanes-Oxley Act of 2002. If circumstances warrant, we will seek to claw back appropriate portions of the Named Executive Officers’ compensation for the relevant period, as provided by law.

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Executive Compensation and Other Information

The table below sets forth information concerning the annual and long-term compensation paid to or earned by Jerry Cash and David Lawler, who each served as our and QRCP’s principal executive officer during 2008; David Grose and Jack Collins, who each served as our and QRCP’s principal financial officer during 2008; and the three other most highly compensated executive officers who were serving as executive officers as of December 31, 2008 (the “Named Executive Officers”). The positions of the Named Executive Officers listed in the table below are those positions held in 2008.

Summary Compensation Table

						Non-Equity	All
				Stock	Option	Incentive Plan	Other
Name and Principal Position	Year	Salary	Bonus (1)	Awards (2)	Awards (3)	Compensation (4)	Compensation (5)	Total

Jerry D. Cash	2008	$349,731	$100	$(637,113)	—	$22,225	$11,534	$(253,523)
Chairman of the Board,	2007	$491,346	$1,200	$2,048,169	—	$289,667	$11,300	$2,841,682
President and Chief	2006	$400,000	$1,300	$14,000	—	$165,333	$11,054	$591,687
Executive Officer

David C. Lawler(6)	2008	$344,616	$390,244	$280,735	$48,000	$104,917	$50,205	$1,218,717
President, Chief Operating	2007	$180,692	$1,200	$515,264	—	$107,672	$96,040	$900,868
Officer and Director

David E. Grose	2008	$275,154	$100	$(140,993)	—	$17,850	$11,538	$163,649
Chief Financial Officer	2007	$329,808	$1,200	$1,129,900	—	$193,458	$11,300	$1,665,666
	2006	$270,240	$1,200	$203,890	—	$113,667	$11,054	$600,051

Jack T. Collins(7)	2008	$152,500	$28,600	$289,363	$19,619	$52,042	$49,994 (8)	$592,118
Interim Chief Financial
Officer and Executive VP
Finance/Corporate
Development

Richard Marlin	2008	$254,486	$17,990	$154,302	—	$32,851	$11,550	$471,179
Executive VP Engineering	2007	$247,865	$1,500	$270,421	—	$102,073	$11,300	$633,159
	2006	$247,500	$1,000	$195,066	—	$77,550	$11,054	$532,170

David W. Bolton	2008	$230,885	$57,848	$196,108	—	$29,805	$24,542	$539,188
Executive VP Land	2007	$228,461	$1,200	$414,205	—	$92,625	$11,300	$747,791
	2006	$100,961	$1,000	$65,856	—	$39,588	$2,746	$210,151

Thomas A. Lopus(9)	2008	$95,192	$26,156	$126,131	—	$10,313	$8	$257,800
Executive Vice President
Appalachia

(1)	See “Compensation Discussion and Analysis — Elements of QRCP’s Executive Compensation Program — Discretionary Bonuses,” exclusive of the portion constituting a tax gross-up. Also includes other miscellaneous bonuses available to all employees totaling less than $1,500 per named executive officer.

(2)	Includes expense related to bonus shares and restricted stock granted under employment agreements. Expense for the bonus shares and restricted stock is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised) (“SFAS No. 123R”) and represents the grant date fair value, which for QRCP common stock was determined by utilizing the closing stock price on the date of grant, with expense being recognized ratably over the requisite service period. Also includes equity portion of the QRCP Bonus Plan award earned for 2006. Twenty-five percent of the bonus shares vested in March 2007 at the time the Committee determined the amount of the awards based upon 2006 performance, twenty-five percent of the bonus shares vested in March 2008 and the remaining portion vests and will be paid in March of each of the next two years. Amounts for Messrs. Cash and Grose in 2008 are negative due to forfeiture of unvested equity awards in connection with the termination of their employment during the year.

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(3)	Includes expense related to stock options granted to Mr. Lawler and Mr. Collins during 2008. Expense for the stock options is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised) (“SFAS No. 123R”) and represents the grant date fair value, which is calculated using the Black-Scholes Option Pricing Model, with expense being recognized ratably over the requisite service period. The expected life of the stock option is estimated based upon historical exercise behavior. The expected forfeiture rate was estimated based upon historical forfeiture experience. The volatility assumption was estimated based upon expectations of volatility over the life of the option as measured by historical and implied volatility. The risk-free interest rate was based on the U.S. Treasury rate for a term commensurate with the expected life of the option. The dividend yield was based upon a 12-month average dividend yield. QRCP used the following weighted-average assumptions to estimate the fair value of stock options granted during the year ended December 31, 2008:

2008

Expected option life — years	10
Volatility	69.8%
Risk-free interest rate	5.42%
Dividend yield	—
Fair value	$0.41-$0.61

(4)	Represents the QRCP Bonus Plan awards earned for 2007 and 2008 and paid in 2008 and 2009, as applicable, the cash portion of the QRCP Bonus Plan awards earned for 2006 and paid in 2007 and productivity gain sharing bonus payments earned and paid in 2006, 2007 and 2008.

(5)	QRCP matching contribution under the 401(k) savings plan, life insurance premiums, perquisites and personal benefits if $10,000 or more for the year and, for Messrs. Lawler and Bolton, tax withholding gross-ups related to discretionary bonuses paid in 2008 relating to the failure of our former chief financial officer to execute on 10b-5(1)(c) trading plans. See “Compensation Discussion and Analysis — Elements of Executive Compensation Program — Discretionary Bonuses.” Salary shown above has not been reduced by pre-tax contributions to the company-sponsored 401(k) savings plan. For 2008, QRCP matching contributions were as follows: Mr. Cash — $11,500, Mr. Lawler — $10,193, Mr. Grose — $11,500, Mr. Collins — $6,245, Mr. Marlin — $11,500, Mr. Bolton — $9,437 and Mr. Lopus — $0. Tax withholding gross-up in 2008 for Mr. Lawler was $39,962 and for Mr. Bolton was $15,055.

(6)	Mr. Lawler’s employment as our general partner’s chief operating officer commenced on April 10, 2007 and as our general partner’s president effective as of August 23, 2008.

(7)	Mr. Collins’s employment as our general partner’s executive vice president of investor relations commenced on December 3, 2007 and as our general partner’s interim chief financial officer and executive vice president of finance/corporate development effective as of August 23, 2008.

(8)	Perquisites and personal benefits for 2008 consist of expenses related to relocation expenses ($40,782), benefits for gym services, parking and social club membership.

(9)	Mr. Lopus’s employment as our general partner’s Executive Vice President Appalachia commenced on July 16, 2008.

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Grants of Plan-Based Awards in 2008

No common unit options were granted to any of our Named Executive Officers during the year ended December 31, 2008.

This table discloses the actual number of stock options and restricted stock awards granted during the last fiscal year, the grant date fair value of these awards and the estimated payouts under non-equity incentive plan awards for services to all of QRCP’s affiliates.

Grants of Plan-Based Awards in 2008

						Estimated
						future
						payouts	All other	All other
						under	stock	option		Grant date
						equity	awards:	awards:	Exercise	fair value
			Estimated future payouts under			incentive	Number of	Number of	or base	of stock
			non-equity incentive plan awards			plan awards	shares of	securities	price of	and
	Approval	Grant	Threshold	Target	Maximum	Target	stock or	underlying	option	option
Name	Date	Date	($)	($)	($)	($)	units (#)	options (#)	awards ($/Sh)	awards(1)

Jerry D. Cash		(2)	$115,500	$220,500	$519,750
		5/19/08(3)				(3)
		(4)		$22,225
David C. Lawler		(2)	$75,816	$144,739	$341,170
		5/19/08(3)				$24,166
		(4)		$16,917
	10/20/08	10/20/08						200,000 (5)	$0.71	$122,000
David E. Grose		(2)	$77,000	$147,000	$346,500
		5/19/08 (3)				$25,133
		(4)		$17,850
Jack T. Collins		(2)	$33,550	$64,050	$150,975
		5/19/08 (3)				$8,976
		(4)		$8,042
	10/20/08	10/23/08						100,000 (6)	$0.48	$41,000
Richard Marlin		(2)	$17,814	$68,711	$187,047
		5/19/08 (3)				$17,808
		(4)		$14,797
David W. Bolton		(2)	$16,162	$62,339	$169,700
		5/19/08 (3)				$16,517
		(4)		$13,425
Thomas A. Lopus		(2)	$6,663	$25,696	$69,937
		(4)		$3,750
	6/30/08	7/14/08 (7)					45,000			$441,450

(1)	The amounts included in the “Grant date fair value of stock and option awards” column represents the grant date fair value of the awards made to Named Executive Officers in 2008 computed in accordance with SFAS No. 123(R). The value ultimately realized by the executive upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the SFAS No. 123(R) determined value. The expected life of the stock option is estimated based upon historical exercise behavior. The expected forfeiture rate was estimated based upon historical forfeiture experience. The volatility assumption was estimated based upon expectations of volatility over the life of the option as measured by historical and implied volatility. The risk-free interest rate was based on the U.S. Treasury rate for a term commensurate with the expected life of the option. The dividend yield was based upon a 12-month average

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dividend yield. QRCP used the following weighted-average assumptions to estimate the fair value of stock options granted during the year ended December 31, 2008:

2008

Expected option life — years	10
Volatility	69.8%
Risk-free interest rate	5.42%
Dividend yield	—
Fair value	$0.41-$0.61

(2)	Represents an award under the QRCP Bonus Plan for 2008. On March 26, 2009, the Committee determined the amount of the award payable for 2008 based upon 2008 performance. The amounts for Messrs. Lawler, Collins, Marlin, Bolton and Lopus are based upon their actual base salary paid during the year. The amounts for Messrs. Cash and Grose represents the amounts they would have been entitled to receive if they had remained employed with the Company for the entire year at the salaries provided for in their employment agreements. See “Compensation Discussion and Analysis — Elements of QRCP’s Executive Compensation Program — Management Annual Incentive Plan” for a discussion of the performance criteria applicable to these awards.

(3)	Represents amounts payable under the LTIP adopted by the QRCP Board of Directors on May 19, 2008. The award for Mr. Cash was an indeterminate number of shares based on the increase in our adjusted average share price for 2008 over $9.74. As such, a target amount for the award was not determinable. The amount of Mr. Cash’s award was capped at $3.0 million. For the other Named Executive Officers, a bonus pool equal to three percent of our consolidated income before income taxes, adjusted to (1) add back depreciation, depletion and amortization expenses and (2) exclude the effect of non-cash derivative fair value gains or losses, for the applicable calendar year or period (“Measured Income”) was to be divided among plan participants based on their relative base salaries. Each individual would then be issued that number of shares equal to the dollar amount of their award divided by the stock price as of the day the Compensation Committee finalized the awards. For purposes of this table, the target amount is based on the base salaries of all participants as of May 19, 2008 and assumes QRCP’s Measured Income was equal to the budgeted amount. The LTIP program for 2008 was terminated in January 2009 and no awards were paid to the Named Executive Officers for 2008.

(4)	Represents amount payable under QRCP’s productivity gain sharing bonus program.

(5)	100,000 shares subject to the stock option were immediately vested.

(6)	50,000 shares subject to the stock option were immediately vested.

(7)	Represents an equity award granted in connection with the execution of Mr. Lopus’s employment agreement in 2008. Grant date is the date the employment agreement was executed. One-third of the award vests on July 16, 2009, 2010 and 2011.

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Equity Awards Outstanding at Fiscal Year-End 2008

The following table shows unvested stock awards and stock options outstanding for the Named Executive Officers as of December 31, 2008. Market value is based on the closing market price of QRCP’s common stock on December 31, 2008 ($0.44 a share).

	Option Awards					Stock Awards
	Number of	Number of						Market value
	Securities	Securities				Number of		of shares or
	Underlying	Underlying				shares or		units of stock
	Unexercised	Unexercised		Option	Option	units that		that
	Options	Options (#)		Exercise	Expiration	have not		have not
	(#) Exercisable	Unexercisable		Price ($)	Date	vested		vested

Jerry D. Cash(1)	—	—		—	—	—		—
David C. Lawler	100,000	100,000	(2)	$0.71	10/20/18	60,000	(3)	$26,400
David E. Grose(4)	—	—		—	—	—		—
Jack T. Collins	50,000	50,000	(5)	$0.48	10/23/18	40,000	(6)	$17,600
Richard Marlin	—	—		—	—	31,376	(7)	$13,805
Dave W. Bolton	—	—		—	—	30,740	(8)	$13,526
Thomas A. Lopus	—	—		—	—	45,000	(9)	$19,800

(1)	Mr. Cash forfeited all of his unvested stock awards when he resigned all of his positions with QRCP on August 23, 2008.

(2)	Option vests on October 20, 2009.

(3)	30,000 shares vest on each of May 1, 2009 and 2010.

(4)	All of Mr. Grose’s unvested stock awards were forfeited in connection with the termination of his employment on September 13, 2008.

(5)	Option vests on October 23, 2009.

(6)	20,000 shares vest on each of December 3, 2009 and 2010.

(7)	15,688 shares vest on each of March 16, 2009 and 2010.

(8)	15,370 shares vest on each of March 16, 2009 and 2010.

(9)	15,000 shares vest on each of July 16, 2009, 2010 and 2011.

Stock Vested in 2008

The following table sets forth certain information regarding stock awards vested during 2008 for the Named Executive Officers.

	Stock Awards
	Number of shares of
	common stock acquired	Value realized on
Name	on vesting (#)	vesting ($)

Jerry D. Cash	166,088	$1,077,625
David C. Lawler	30,000	$266,400
David E. Grose	36,188	$231,544
Jack T. Collins	20,000	$7,200
Richard Marlin	27,688	$129,924
David W. Bolton	35,370	$149,282
Thomas A. Lopus	—	—

For purposes of the above table, the amount realized upon vesting is determined by multiplying the number of shares of stock or units by the market value of the shares or units on the date the shares vested.

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Director Compensation for 2008

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of our general partner’s directors during the fiscal year ended December 31, 2008.

	Fees earned or
Name	paid in cash ($)	Unit Awards ($)(1)		Total ($)

Gary M. Pittman	$67,614	$34,900	(2)	$102,514
Mark A. Stansberry	$61,979	$34,900	(2)	$96,879
J. Philip McCormick	$4,125	—		$4,125

(1)	Represents the dollar amount recognized for financial reporting purposes for 2008 in accordance with FAS 123R.

(2)	On January 28, 2008, the Board of Directors of our general partner approved a grant of 15,000 common units each for the non-employee directors, Messrs. Pittman and Stansberry, with 25% of the units immediately vested and 25% of the units vesting on each of the first three anniversaries of the vesting date. Messrs. Pittman and Stansberry each received distributions and distribution equivalents with respect to the vested and unvested units totaling $21,665 for 2008.

In addition to the equity awards described above, all of our general partner’s non-employee directors were entitled to the following cash compensation for 2008:

•	from January 1, 2008 to August 22, 2008:

–	a pro rated annual director fee of $32,000 per year;

–	a pro rated annual fee of $7,500 per year for the Audit Committee chairperson;

–	a pro rated annual fee of $2,500 per year for any other committee chairperson;

•	from August 23, 2008 to December 31, 2008:

–	a pro rated annual director fee of $42,000 per year (the fees for Mr. McCormick were pro rated for the fourth quarter of 2008 based on his length of service);

–	a pro rated annual fee of $30,000 per year for the Chairman of the Board;

–	a pro rated annual fee of $7,500 per year for the Audit Committee chairperson; and

–	a pro rated annual fee of $2,500 per year for any other committee chairperson.

On October 7, 2008, the Board of Directors of our general partner approved the above changes to the structure of the non-employee directors’ fees, based on the recommendation of the Committee, effective as of August 23, 2008.

In March 2009, the Board of Directors of our general partner approved further changes to the structure of the non-employee directors’ fees, based on the recommendation of the Committee. Under the new fee structure, the annual retainer was increased to $125,000 effective as of January 1, 2009. The Chairman of the Board will receive an additional $30,000 per year, the chair of the Audit Committee will receive an additional $10,000 per year and the chairs of the other committees will receive $5,000 per year. No equity awards will be paid to the non-employee directors for 2009 due to the current low price for our common units and the large number of common units that would need to be issued in connection with any significant equity component.

Employment Contracts

Each of the Named Executive Officers has or had an employment agreement with QRCP. Mr. Cash resigned all of his positions with QRCP and its affiliates in August 2008 and the employment agreement of Mr. Grose was terminated in September 2008. Except as described below, the employment agreements for each of the Named Executive Officers are substantially similar.

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Each of these agreements has an initial term of three years (the “Initial Term”). In October 2008, the Initial Term of the employment agreements for Messrs. Lawler and Collins were extended until August 2011. Upon expiration of the Initial Term, each agreement will automatically continue for successive one-year terms, unless earlier terminated in accordance with the terms of the agreement. The positions, base salary, number of restricted shares of QRCP’s common stock, and shares for purchase pursuant to stock options granted under each of the employment agreements is as follows:

				Number of	Number of Shares
				Shares of	for Purchase
		Expiration of		QRCP	Pursuant to
		Initial		Restricted	QRCP
Name	Position	Term	Base Salary	Stock	Stock Options

Jerry D. Cash	Chief Executive Officer	(1)	$525,000	493,080 (2)	—
David C. Lawler	Chief Operating Officer and President	August 2011	$400,000	90,000	200,000
David E. Grose	Chief Financial Officer	(1)	$350,000	105,000 (3)	—
Jack T. Collins	Interim Chief Financial	August 2011	$200,000	60,000	100,000
	Officer and Executive Vice President — Finance/ Corporate Development
David W. Bolton	Executive Vice President — Land	March 2010	$225,000	45,000	—
Richard Marlin	Executive Vice	March 2010	$248,000	45,000	—
	President — Engineering
Thomas A. Lopus	Executive Vice President — Appalachia	July 2011	$225,000	45,000	—

(1)	Agreement has been terminated.

(2)	328,720 of these shares were forfeited at the time the agreement was terminated.

(3)	All of these shares were cancelled at the time the agreement was terminated.

One-third of the restricted shares vest on each of the first three anniversary dates of each employment agreement. In addition, Mr. Grose and Mr. Lawler received 70,000 and 15,000 unrestricted shares, respectively, of QRCP’s common stock in connection with the execution of their employment agreements.

In connection with the amendments to the employment agreements of Messrs. Lawler and Collins in October 2008, Mr. Lawler received a nonqualified stock option to purchase 200,000 shares of QRCP’s common stock at an exercise price of $0.71 per share and Mr. Collins received a non-qualified stock option to purchase 100,000 shares of QRCP’s common stock at an exercise price of $0.48 per share. One-half of these options were immediately vested and the other half will vest on the first anniversary date of the applicable amendment. These options are included in the table above.

Each executive is eligible to participate in all of QRCP’s incentive bonus plans that are established for executive officers. If QRCP terminates an executive’s employment without “cause” (as defined below) or if an executive terminates his employment agreement for Good Reason (as defined below), in each case after notice and cure periods —

•	the executive will receive his base salary for the remainder of the term,

•	QRCP will pay the executive’s health insurance premium payments for the duration of the COBRA continuation period (18 months) or until he becomes eligible for health insurance with a different employer,

•	the executive will receive his pro rata portion of any annual bonus and other incentive compensation to which he would have been entitled; and

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•	his unvested shares of restricted stock will vest (which vesting may be deferred for six months if necessary to comply with Section 409A of the Internal Revenue Code).

Under each of the employment agreements, Good Reason means:

•	QRCP’s failure to pay the executive’s salary or annual bonus in accordance with the terms of the agreement (unless the payment is not material and is being contested by QRCP in good faith);

•	if QRCP requires the executive to be based anywhere other than Oklahoma City, Oklahoma (or, in the case of Mr. Lopus, Pittsburgh, Pennsylvania);

•	a substantial or material reduction in the executive’s duties or responsibilities; or

•	the executive no longer has the title specified above (though this does not apply to Mr. Lopus and in the case of Mr. Collins, Good Reason does not apply in the situation where he no longer holds the interim chief financial officer position as long as he continues to have a title, position and duties not materially less than those of executive vice president finance/corporate development).

For purposes of the employment agreements, “cause” includes the following:

•	any act or omission by the executive that constitutes gross negligence or willful misconduct;

•	theft, dishonest acts or breach of fiduciary duty that materially enrich the executive or materially damage QRCP or conviction of a felony,

•	any conflict of interest, except those consented to in writing by QRCP;

•	any material failure by the executive to observe QRCP’s work rules, policies or procedures;

•	failure or refusal by the executive to perform his duties and responsibilities required under the employment agreements, or to carry out reasonable instruction, to QRCP’s satisfaction;

•	any conduct that is materially detrimental to QRCP’s operations, financial condition or reputation; or

•	any material breach of the employment agreement by the executive.

The following summarizes potential maximum payments that an executive could receive upon a termination of employment without cause or for Good Reason, actual amounts are likely to be less.

		Unvested Equity
Name	Base Salary(1)	Compensation(2)	Bonus(3)	Benefits(4)	Total

David C. Lawler	$1,057,534	$53,400	$336,000	$21,522	$1,468,456
Jack T. Collins	$528,767	$19,600	$84,000	$25,461	$657,828
Richard Marlin	$302,356	$13,805	$66,960	$9,703	$392,824
David W. Bolton	$265,685	$13,526	$60,750	$17,582	$357,543
Thomas A. Lopus	$570,205	$19,800	$60,750	$17,582	$668,337

(1)	Assumes full amount of remaining base salary payable under the agreement as of December 31, 2008 is paid (with no renewal of the term of the agreement). Actual amounts may be less.

(2)	For purposes of this table, we have used the number of unvested equity awards and stock options as of December 31, 2008 and the closing price of QRCP’s common stock on that date ($0.44). Assumes all such equity awards remain unvested on the date of termination. No value was assigned to unvested stock options since the exercise price exceeded the stock price on December 31, 2008.

(3)	Represents target amounts payable under the QRCP Bonus Plan for 2009. Assumes a full year’s bonus (i.e., if employment were terminated on December 31 of a year). Actual payment would be pro-rated based on the number of days in the year during which the executive was employed. For Mr. Lawler, also assumes he will be granted (i) a number of performance shares under the Omnibus Plan having a value equal to 50% of the payment he would have been paid under the QRCP Bonus Plan and (ii) a number of restricted shares under the Omnibus Plan having a value equal to 50% of the payment he would have been paid under the QRCP Bonus Plan.

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(4)	Represents 18 months of insurance premiums at current rates.

On August 23, 2008, Jerry D. Cash resigned as QRCP and its affiliates’ Chairman of the Board, Chief Executive Officer and President. He was paid his base salary through his last day of work, was not entitled to receive any additional compensation pursuant to his employment agreement and forfeited his rights in his unvested equity awards. On September 13, 2008, David E. Grose’s employment was terminated, and he was paid his base salary through his last day of work, was not entitled to receive any additional compensation pursuant to his employment agreement and all of his equity awards granted under his employment agreement were cancelled.

In general, base salary payments will be paid to the executive in equal installments on QRCP’s regular payroll dates, with the installments commencing six months after the executive’s termination of employment (at which time the executive will receive a lump sum amount equal to the monthly payments that would have been paid during such six month period). However, the payments may be commenced immediately if an exemption under Internal Revenue Code § 409A is available.

If the executive’s employment is terminated without cause within two years after a change in control (as defined below), then the base salary payments will be paid in a lump sum six months after termination of employment.

Under the employment agreements, a “change in control” is generally defined as:

•	the acquisition by any person or group of QRCP’s common stock that, together with shares of common stock held by such person or group, constitutes more than 50% of the total voting power of QRCP’s common stock;

•	any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of QRCP’s common stock possessing 35% or more of the total voting power of QRCP’s common stock;

•	a majority of members of QRCP’s board of directors being replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of QRCP’s board of directors prior to the date of the appointment or election; or

•	any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from QRCP that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of QRCP’s assets immediately prior to the acquisition or acquisitions.

The pro rata portion of any annual bonus or other compensation to which the executive would have been entitled for the year during which the termination occurred will generally be paid at the time bonuses are paid to all employees, but in no event later than March 15th of the calendar year following the calendar year the executive separates from service. However, unless no exception to Internal Revenue Code § 409A applies, payment will be made six months after the executive’s termination of employment, if later.

If the executive is unable to render services as a result of physical or mental disability, QRCP may terminate his employment, and he will receive a lump-sum payment equal to one year’s base salary and all compensation and benefits that were accrued and vested as of the date of termination. If necessary to comply with Internal Revenue Code § 409A, the payment may be deferred for six months.

Each of the employment agreements also provides for one-year restrictive covenants of non-solicitation in the event the executive terminates his own employment or is terminated by QRCP for cause. QRCP’s obligation to make severance payments is conditioned upon the executive not competing with us during the term that severance payments are being made.

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Compensation Committee Report

Neither we nor our general partner has a compensation committee. The Board of Directors of our general partner has reviewed and discussed the compensation discussion and analysis required by Item 402(b) of the SEC’s Regulation S-K set forth above with management and based on this review and discussion, has approved it for inclusion in this Form 10-K/A.

The Board of Directors of Quest Energy GP, LLC:
David C. Lawler
Gary M. Pittman
Mark A. Stansberry
J. Philip McCormick

Compensation Committee Interlocks and Insider Participation

As previously discussed, our general partner’s Board of Directors is not required to maintain, and does not maintain, a compensation committee. David C. Lawler, a director of our general partner and President and Chief Executive Officer of our general partner, serves as a director and President and Chief Executive Officer of QRCP. All compensation decisions with respect to him are made by the Compensation Committee of the board of directors of QRCP. None of the executive officers of our general partner serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the board of directors of our general partner or of any compensation committee.

Except for compensation arrangements discussed in this Form 10-K/A, we have not participated in any contracts, loans, fees, awards or financial interests, direct or indirect, with any director of our general partner, nor are we aware of any means, directly or indirectly, by which a director could receive a material benefit from us. Please read “Certain Relationships and Related Transactions, and Director Independence” in Item 13 of this report for information about relationships among us, our general partner and QRCP.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED UNITHOLDER MATTERS.

The following table sets forth the beneficial ownership of our units as of March 25, 2009 (unless otherwise indicated below) held by:

•	each person known by us to beneficially own 5% or more of our common or subordinated units;

•	each director of our general partner;

•	each Named Executive Officer of our general partner; and

•	all current directors and officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

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Percentage of
Common
		Percentage of		Percentage of	Units and
	Common	Common	Subordinated	Subordinated	Subordinated
	Units	Units	Units	Units	Units
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

5% Beneficial Owners:
Quest Resource Corporation 210 Park Avenue, Suite 2750 Oklahoma City, OK 73102	3,201,521	26.0%	8,857,981	100%	57.0%
Officers and Directors:
Gary M. Pittman(1)	7,500	*	—	—	*
Mark A. Stansberry(2)	7,500	*	—	—	*
J. Philip McCormick	—	—	—	—	—
Thomas A. Lopus	—	—	—	—	—
Jack T. Collins	—	—	—	—	—
David C. Lawler	—	—	—	—	—
David E. Grose	—	—	—	—	—
Jerry D. Cash	—	—	—	—	—
David W. Bolton	—	—	—	—	—
Richard Marlin	—	—	—	—	—
All directors and executive officers as a group (9 persons)	15,000	*	—	—	*

*	Signifies less than 1%

(1)	In addition, Mr. Pittman is entitled to receive 7,500 bonus units upon satisfaction of certain vesting requirements. Mr. Pittman does not have the ability to vote these bonus units.

(2)	In addition, Mr. Stansberry is entitled to receive 7,500 bonus units upon satisfaction of certain vesting requirements. Mr. Stansberry does not have the ability to vote these bonus units.

The following table sets forth information as of May 15, 2009 concerning the shares of QRCP’s common stock beneficially owned by (i) each of our general partner’s directors, (ii) each of the executive officers named in the summary compensation table and (iii) all current directors and executive officers as a group. If a person or entity listed in the following table is the beneficial owner of less than one percent of the securities outstanding, this fact is indicated by an asterisk in the table.

	Number of Shares of
	Quest Resource
	Corporation Common	Percent
	Stock	of Class of Quest
	Beneficially	Resource Corporation
Name and Address of Beneficial Owner	Owned(1)	Common Stock

Jerry D. Cash(2)	1,463,270	4.6%
David C. Lawler(3)	183,415	*
Jack T. Collins(4)	113,000	*
Richard Marlin(5)	61,012	*
David E. Grose(6)	56,080	*
David W. Bolton(7)	47,776	*
Thomas A. Lopus(8)	45,000	*
Gary M. Pittman	—	—
Mark A. Stansberry	—	—
J. Philip McCormick	—	—
All Current Directors and Executive Officers as a Group (9 Persons)	450,203	1.4%

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(1)	The number of securities beneficially owned by the persons or entities above is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any securities as to which the person or entity has sole or shared voting power or investment power and also any securities that the person or entity has the right to acquire within 60 days through the exercise of any option or other right. The inclusion herein of such securities, however, does not constitute an admission that the named equityholder is a direct or indirect beneficial owner of such securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all securities listed as owned by such person or entity.

(2)	Includes (i) 1,200 shares of QRCP’s common stock owned by Mr. Cash’s wife, Sherry J. Cash and (ii) 7,678 shares held in Mr. Cash’s retirement account (Mr. Cash does not have voting rights with respect to the shares held in his profit sharing retirement account). Mr. Cash disclaims beneficial ownership of the shares owned by Sherry J. Cash. Mr. Cash did not respond to QRCP’s request to confirm the exact beneficial ownership information and, as a result, it is based on his most recent Form 4 adjusted for forfeitures; however, he has advised QRCP that all of the shares of QRCP common stock beneficially owned by him have been pledged to secure a personal loan.

(3)	Includes 30,000 restricted shares, which are subject to vesting, and options to acquire 100,000 shares of QRCP’s common stock that are immediately exercisable.

(4)	Includes 40,000 restricted shares, which are subject to vesting, and options to acquire 50,000 shares of QRCP’s common stock that are immediately exercisable.

(5)	Includes 15,000 restricted shares, which are subject to vesting. In addition, Mr. Marlin is entitled to receive 688 bonus shares upon satisfaction of certain vesting requirements. Mr. Marlin does not have the ability to vote these bonus shares.

(6)	Includes 3,281 shares of QRCP’s common stock held in Mr. Grose’s retirement account (Mr. Grose does not have voting rights with respect to these shares). Mr. Grose did not respond to QRCP’s request to confirm the exact beneficial ownership information and, as a result it is based on his most recent Form 4 adjusted for shares cancelled in connection with the termination of his employment.

(7)	Includes 15,000 restricted shares, which are subject to vesting. In addition, Mr. Bolton is entitled to receive 370 bonus shares upon satisfaction of certain vesting requirements. Mr. Bolton does not have the ability to vote these bonus shares.

(8)	Consists of 45,000 restricted shares, which are subject to vesting.

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Equity Compensation Plans

We have one equity compensation plan for our employees, consultants and non-employee directors pursuant to which unit awards may be granted. Two of our non-employee directors (Messrs. Pittman and Stansberry) each were awarded 15,000 bonus common units under our long-term incentive plan in 2008. For each director, 7,500 units have vested and one-half of the remaining units vest on November 7, 2009 and one-half on November 7, 2010. The following is a summary of the common units remaining available for future issuance under such plan as of December 31, 2008:

Equity Compensation Plan Information

Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon exercise	exercise price of	future issuance under
	of outstanding options,	outstanding options,	equity compensation
Plan category	warrants and rights	warrants and rights	plans

Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	—	$—	2,085,950	(1)

Total	—	$—	2,085,950

(1)	Excludes securities to be issued upon vesting of bonus units that have been granted.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Transactions

Our general partner and its affiliates owns 3,201,521 common units and 8,857,981 subordinated units representing an aggregate 57% limited partner interest in us. The non-employee directors of our general partner own 15,000 common units. In addition, our general partner owns a 2% general partner interest in us and the incentive distribution rights.

See Note 14 — Related Party Transactions to the accompanying consolidated financial statements for a description of certain unauthorized transactions made by Jerry D. Cash, the former chief executive officer, David E. Grose, the former chief financial officer and Brent Mueller, the former purchasing manager.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our ongoing operations and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Operational Stage

Distribution of available cash to our general partner and its affiliates	We will generally distribute 98% of our available cash to all unitholders, including QRCP (as the holder of an aggregate of 3,201,521 common units and 8,857,981 subordinated units), and the independent directors of our general partner (as the owners of an aggregate of 15,000 common units), and 2% of our available cash to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 23% of the distributions above the highest target distribution level.

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For 2008, our general partner and its affiliates received a distribution of approximately $0.6 million on their 2% general partner interest and $13.9 million on their common units and subordinated units.

Payments to our general partner and its affiliates	Our partnership agreement requires us to reimburse our general partner for all actual direct and indirect expenses it incurs or actual payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to our general partner by its affiliates. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Our management services agreement requires us to reimburse Quest Energy Service for its expenses incurred on our behalf. For 2008, we reimbursed our general partner and Quest Energy Service for expenses of $10.5 million in the aggregate.

Withdrawal or removal of the general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of that interest.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties entered into various documents and agreements that effected our initial public offering and related transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of our initial public offering. These agreements were not the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, were paid from the proceeds of the offering.

Omnibus Agreement.  We entered into an omnibus agreement with QRCP that governs our relationship with it and its subsidiaries with respect to certain matters not governed by the management services agreement.

Under the omnibus agreement, QRCP and its subsidiaries agreed to give us a right to purchase any oil or natural gas wells or other oil or natural gas rights and related equipment and facilities that they acquire within the Cherokee Basin, but not including any midstream or downstream assets. Except as provided above, QRCP will not be restricted, under either our partnership agreement or the omnibus agreement, from competing with us and may acquire, construct or dispose of additional oil and gas properties or other assets in the future without any obligation to offer us the opportunity to acquire those assets.

Under the omnibus agreement, QRCP will indemnify us for three years after the closing of our initial public offering against certain potential environmental claims, losses and expenses associated with the operation of the assets occurring before the closing date of the offering. Additionally, QRCP will indemnify us

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for losses attributable to title defects (for three years after the closing of the offering), retained assets and income taxes attributable to pre-closing operations (for the applicable statute of limitations). QRCP’s maximum liability for the environmental indemnification obligations will not exceed $5.0 million and QRCP will not have any indemnification obligation for environmental claims or title defects until our aggregate losses exceed $500,000. QRCP will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of the offering. We have agreed to indemnify QRCP against environmental liabilities related to our assets to the extent QRCP is not required to indemnify us. We also will indemnify QRCP for all losses attributable to the post-closing operations of the assets contributed to us, to the extent not subject to QRCP’s indemnification obligations.

Any or all of the provisions of the omnibus agreement, other than the indemnification provisions described above, will be terminable by QRCP at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The omnibus agreement will also terminate in the event of a change of control of us or our general partner.

Midstream Services Agreement.  We became a party to an existing midstream services and gas dedication agreement between QRCP and Quest Midstream pursuant to which Quest Midstream gathers substantially all of the gas from wells operated by us in the Cherokee Basin. Please read “Business — Gas Gathering — Midstream Services Agreement” under Items 1 and 2. of this report. The gathering fees payable to Quest Midstream under the midstream services agreement in some cases exceed the amount we are able to charge to royalty owners under our gas leases for gathering and compression. For the year ended December 31, 2008, we paid approximately $35.5 million to Quest Midstream under the midstream services agreement.

Management Services Agreement.  We entered into a management services agreement with Quest Energy Service pursuant to which Quest Energy Service provides us with all general and administrative functions necessary to operate our business. The management services agreement obligates Quest Energy Service to provide all personnel (other than field personnel) and any facilities, goods and equipment necessary to perform the services we need including acquisition services, general and administrative services such as SEC reporting and filings, Sarbanes-Oxley compliance, accounting, audit, finance, tax, benefits, compensation and human resource administration, property management, risk management, land, marketing, legal and engineering.

We reimburse Quest Energy Service for the reasonable costs of the services it provides to us. The employees of Quest Energy Service also manage the operations of QRCP and Quest Midstream and will be reimbursed by QRCP and Quest Midstream for general and administrative services incurred on their respective behalf. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to Quest Energy Service by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Our general partner has the right and the duty to review the services provided, and the costs charged, by Quest Energy Service under the management services agreement. Our general partner may in the future cause us to hire additional personnel to supplement or replace some or all of the services provided by Quest Energy Service, as well as employ third-party service providers. If we were to take such actions, they could increase the overall costs of our operations.

The management services agreement is not terminable by us without cause so long as QRCP controls our general partner. Thereafter, the agreement is terminable by either us or Quest Energy Service upon six months’ notice. The management services agreement is terminable by us or QRCP upon a material breach of the agreement by the other party and failure to remedy such breach for 60 days (or 30 days in the event of nonpayment) after receiving notice of the breach.

Quest Energy Service will not be liable to us for its performance of, or failure to perform, services under the management services agreement unless its acts or omissions constitute gross negligence or willful misconduct.

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Midstream Omnibus Agreement.  We are subject to the Omnibus Agreement dated as of December 22, 2006, among Quest Midstream, Quest Midstream’s general partner, Quest Midstream’s operating subsidiary and QRCP so long as we are an affiliate of QRCP and QRCP or any of its affiliates controls Quest Midstream.

The midstream omnibus agreement restricts us from engaging in the following businesses (each of which is referred to in this report as a “Restricted Business”):

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

•	any line of business other than those described in the preceding bullet points that generates “qualifying income”, within the meaning of Section 7704(d) of the Code, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

If a business described in the last bullet point above has been offered to Quest Midstream and it has declined the opportunity to purchase that business, then that line of business is no longer considered a Restricted Business.

The following are not considered a Restricted Business:

•	the ownership of a passive investment of less than 5% in an entity engaged in a Restricted Business;

•	any business in which Quest Midstream permits us to engage;

•	the ownership or operation of assets used in a Restricted Business if the value of the assets is less than $4 million; and

•	any business that we have given Quest Midstream the option to acquire and it has elected not to purchase.

Subject to certain exceptions, if we were to acquire any midstream assets in the future pursuant to the above provisions, then Quest Midstream will have a preferential right to acquire those midstream assets in the event of a sale or transfer of those assets by us.

If we acquire any acreage located outside the Cherokee Basin that is not subject to any existing agreement with an unaffiliated party to provide midstream services, Quest Midstream will have a preferential right to offer to provide midstream services to us in connection with wells to be developed by us on that acreage.

Contribution, Conveyance and Assumption Agreement.  We entered into a contribution, conveyance and assumption agreement to effect, among other things, the transfer of the assets, liabilities and operations of QRCP located in the Cherokee Basin (other than its midstream assets) to us at the closing of our initial public offering, the issuance of 3,201,521 common units and 8,857,981 subordinated units to QRCP and the issuance to our general partner of 431,827 general partner units and the incentive distribution rights. We will indemnify QRCP for liabilities arising out of or related to existing litigation relating to the assets, liabilities and operations located in the Cherokee Basin transferred to us.

Policy Regarding Transactions with Related Persons

We do not have a formal, written policy for the review, approval or ratification of transactions between us and any director or executive officer, nominee for director, 5% unitholder or member of the immediate family of any such person that are required to be disclosed under Item 404(a) of Regulation S-K. However, our policy is that any activities, investments or associations of a director or officer that create, or would appear to create,

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a conflict between the personal interests of such person and our interests must be assessed by the Chief Financial Officer or the Audit Committee or in certain cases, the conflicts committee, of our general partner.

Director Independence

Our Board of Directors has determined that each of our directors, except Mr. Lawler, is an independent director, as defined in the applicable rules and regulations of The NASDAQ Global Market, including Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market LLC.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES.

Audit and Non-Audit Fees

On August 1, 2008, Murrell, Hall, McIntosh & Co. PLLP (“MHM”) resigned as our independent registered public accounting firm as a result of its operations having been acquired by Eide Bailly, LLP (“Eide Bailly”). We engaged Eide Bailly on that date as our independent registered public accounting firm. On September 25, 2008, Eide Bailly notified us that it was resigning as our independent registered accounting firm effective upon the earlier of the date of the filing of our Form 10-Q for the period ended September 30, 2008, or November 10, 2008. On October 29, 2008, the Board of Directors of our general partner approved the recommendation of the Audit Committee to appoint UHY LLP (“UHY”) as our independent registered public accounting firm.

The following table lists fees billed by MHM, Eide Bailly and UHY for services rendered during the years ended December 31, 2007 and 2008.

	Successor		Predecessor
		November 15,	January 1,
	Year Ended	to	to
	December 31,	December 31,	November 14,
	2008	2007	2007

Audit Fees(1)	$162,054	$9,300	$105,833
Audit-Related Fees(2)	78,051	—	2,328
Tax Fees(3)	114,725	4,353	15,374
All Other Fees	—	—	—

Total Fees	$354,830	$13,653	$123,535

1.	Audit Fees include fees billed for services performed to comply with Generally Accepted Auditing Standards (GAAS), including the recurring audit of our consolidated financial statements for such period included in the Annual Report on Form 10-K and for the reviews of the consolidated quarterly financial statements included in the Quarterly Reports on Form 10-Q filed with the SEC. This category also includes fees for audits provided in connection with statutory filings or procedures related to the audit of income tax provisions and related reserves, consents and assistance with and review of documents filed with the SEC. During 2008, UHY billed us $49,306 for audit fees.

2.	Audit-Related Fees include fees for services associated with assurance and reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to assistance in financial due diligence related to mergers and acquisitions, consultations regarding GAAP, reviews and evaluations of the impact of new regulatory pronouncements, general assistance with implementation of Sarbanes-Oxley Act of 2002 requirements and audit services not required by statute or regulation. This category also includes audits of pension and other employee benefit plans, as well as the review of information systems and general internal controls unrelated to the audit of the financial statements. During 2008, UHY did not bill us any amount for audit-related fees.

3.	Tax fees consist of fees related to the preparation and review of our federal and state income tax returns and tax consulting services. During 2008, UHY did not bill us any amount for tax fees.

143

The Audit Committee of our general partner has concluded the provision of the non-audit services listed above as “Audit-Related Fees” and “Tax Fees” is compatible with maintaining the auditors’ independence and has approved all of the fees discussed above.

All services to be performed by the independent public accountants must be pre-approved by the Audit Committee of our general partner, which has chosen not to adopt any pre-approval policies for enumerated services and situations, but instead has retained the sole authority for such approvals.

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)(1) and (2) Financial Statements.  See “Index to Financial Statements” set forth on page F-1 of this Form 10-K/A.

(a)(3) Index to Exhibits.  Exhibits requiring attachment pursuant to Item 601 of Regulation S-K are listed in the Index to Exhibits beginning on page 141 of this Form 10-K/A that is incorporated herein by reference.

144

QUEST ENERGY PARTNERS, L.P.
Index To Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Quest Energy Partners, L.P.:

We have audited the accompanying consolidated balance sheets of Quest Energy Partners, L.P. and subsidiaries (the Partnership) as of December 31, 2008 and 2007 and the carve-out balance sheet of its Predecessor (as defined in Note 1 to the consolidated/carve-out financial statements) as of December 31, 2006, and the related consolidated statements of operations, cash flows and partners’ equity for the year ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007 and the Predecessor’s period from January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Quest Energy Partners, L.P. and subsidiaries as of December 31, 2008 and 2007 and of the Predecessor as of December 31, 2006, and the results of operations and cash flows for the year ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007 and the Predecessor’s period from January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2008, have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1 to the consolidated/carve-out financial statements, the Partnership’s inability to amend the terms of its credit facilities raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated/carve-out financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 1 and 16 to the consolidated/carve-out financial statements, the Partnership and the Predecessor have restated their previously issued financial statements as of December 31, 2007 and 2006 and for the period from November 15, 2007 to December 31, 2007 and Predecessor’s period from January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005, which were audited by other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2009 expressed an adverse opinion on the Partnership’s internal control over financial reporting.

/s/ UHY LLP
Houston, Texas
June 15, 2009

(Except for the Reclassification section in Note 1, Note 4, and
Note 17, as to which the date is July 28, 2009.)

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Quest Energy Partners, L.P.:

We have audited Quest Energy Partners, L.P. and subsidiaries’ (the Partnership) internal control over financial reporting as of December 31, 2008, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission. Quest Energy Partners’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weaknesses related to ineffective controls over the period-end financial reporting process have been identified and included in management’s assessment. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008. This report does not affect our report on such financial statements. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2008:

(1) Control environment — The Partnership did not maintain an effective control environment. The control environment which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Each of these control environment material weaknesses contributed to the

F-3

material weaknesses discussed in items (2) through (7) below. The Partnership did not maintain an effective control environment because of the following material weaknesses:

(a) The Partnership did not maintain a tone and control consciousness that consistently emphasized adherence to accurate financial reporting and enforcement of Partnership policies and procedures. This control deficiency fostered a lack of sufficient appreciation for internal controls over financial reporting, allowed for management override of internal controls in certain circumstances and resulted in an ineffective process for monitoring the adherence of the Partnership’s policies and procedures.

(b) The Partnership did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with its financial reporting requirements and business environment.

(c) The Partnership did not maintain an effective anti-fraud program designed to detect and prevent fraud relating to (i) an effective whistle-blower program, (ii) consistent background checks of personnel in positions of responsibility, and (iii) an ongoing program to manage identified fraud risks.

The control environment material weaknesses described above contributed to the material weaknesses related to the transfers that were the subject of the internal investigation and to its internal control over financial reporting, period end financial close and reporting, accounting for derivative instruments, depreciation, depletion and amortization, impairment of oil and gas properties and cash management described in items (2) to (7) below.

(2) Internal control over financial reporting — The Partnership did not maintain effective monitoring controls to determine the adequacy of its internal control over financial reporting and related policies and procedures because of the following material weaknesses:

(a) The Partnership’s policies and procedures with respect to the review, supervision and monitoring of its accounting operations throughout the organization were either not designed and in place or not operating effectively.

(b) The Partnership did not maintain an effective internal control monitoring function. Specifically, there were insufficient policies and procedures to effectively determine the adequacy of the Partnership’s internal control over financial reporting and monitoring the ongoing effectiveness thereof.

Each of these material weaknesses relating to the monitoring of the Partnership’s internal control over financial reporting contributed to the material weaknesses described in items (3) through (7) below.

(3) Period end financial close and reporting — The Partnership did not establish and maintain effective controls over certain of its period-end financial close and reporting processes because of the following material weaknesses:

(a) The Partnership did not maintain effective controls over the preparation and review of the interim and annual consolidated financial statements and to ensure that it identified and accumulated all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and that balances and disclosures reported in the consolidated financial statements reconciled to the underlying supporting schedules and accounting records.

(b) Partnership did not maintain effective controls to ensure that it identified and accumulated all required supporting information to ensure the completeness and accuracy of the accounting records.

(c) The Partnership did not maintain effective controls over the preparation, review and approval of account reconciliations. Specifically, the Partnership did not have effective controls over the completeness and accuracy of supporting schedules for substantially all financial statement account reconciliations.

(d) The Partnership did not maintain effective controls over the complete and accurate recording and monitoring of intercompany accounts. Specifically, effective controls were not designed and in place to ensure that intercompany balances were completely and accurately classified and reported in the Partnership’s underlying accounting records and to ensure proper elimination as part of the consolidation process.

F-4

(e) The Partnership did not maintain effective controls over the recording of journal entries, both recurring and non-recurring. Specifically, effective controls were not designed and in place to ensure that journal entries were properly prepared with sufficient support or documentation or were reviewed and approved to ensure the accuracy and completeness of the journal entries recorded.

(4) Derivative instruments — The Partnership did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments. Specifically, the Partnership did not adequately document the criteria for measuring hedge effectiveness at the inception of certain derivative transactions and did not subsequently value those derivatives appropriately.

(5) Depreciation, depletion and amortization — The Partnership did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense. Specifically, effective controls were not designed and in place to calculate and review the depletion of oil and gas properties.

(6) Impairment of oil and gas properties — The Partnership did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs. Specifically, effective controls were not designed and in place to determine, review and record the nature of items recorded to oil and gas properties and the calculation of oil and gas property impairments.

(7) Cash management — The Partnership did not establish and maintain effective controls to adequately segregate the duties over cash management. Specifically, effective controls were not designed to prevent the misappropriation of cash.

Additionally, each of the control deficiencies described in items (1) through (7) above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Management has determined that each of the control deficiencies in items (1) through (7) above constitutes a material weakness. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Partnership’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Partnership has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2008 and 2007 and the carve-out balance sheet of its Predecessor (as defined in Note 1 to the consolidated/carve-out financial statements) as of December 31, 2006, and the related consolidated statements of operations, cash flows and partners’ equity for the year ended December 31, 2008, the period from November 15, 2007 to December 31, 2007 and the Predecessor’s period from January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005. Our report dated June 15, 2009 expressed an unqualified opinion on those financial statements and included (1) an explanatory paragraph expressing substantial doubt about the Partnership’s ability to continue as a going concern and (2) an explanatory paragraph related to the Partnership’s restatement of the financial statements as of December 31, 2007 and 2006 and for the period from November 15, 2007 to December 31, 2007 and the Predecessor’s period from January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005, which were audited by other auditors.

/s/ UHY LLP
Houston, Texas
June 15, 2009

F-5

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

BALANCE SHEETS
($ in thousands except unit data)

	Successor		Predecessor
	December 31
	2008	2007	2006
	(Consolidated)	(Consolidated)	(Carve out)
		(Restated)	(Restated)

ASSETS
Current assets
Cash and cash equivalents	$3,706	$169	$13,334
Restricted cash	112	1,205	1,150
Accounts receivable — trade, net	11,696	86	10,022
Other receivables	2,590	—	—
Due from affiliates	2,819	15,624	607
Other current assets	2,031	3,091	1,053
Inventory	8,782	4,956	3,378
Current derivative financial instrument assets	42,995	8,008	14,109

Total current assets	74,731	33,139	43,653
Property and equipment, net	17,367	17,116	16,706
Oil and gas properties under full cost method of accounting, net	151,120	294,329	236,826
Other assets, net	4,167	3,526	9,466
Long-term derivative financial instrument assets	30,836	3,467	8,022

Total assets	$278,221	$351,577	$314,673

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$7,380	$17,754	$14,845
Revenue payable	3,221	919	4,989
Accrued expenses	1,770	639	964
Due to affiliates	7,516	1,708	385
Current portion of notes payable	41,882	666	324
Current derivative financial instrument liabilities	12	8,108	8,879

Total current liabilities	61,781	29,794	30,386
Non-current liabilities:
Long-term derivative financial instrument liabilities	4,230	6,311	10,878
Asset retirement obligations	4,592	1,700	1,410
Notes payable	189,090	94,042	225,245

Non-current liabilities	197,912	102,053	237,533

Total liabilities	259,693	131,847	267,919

Commitments and contingencies
Partners’ equity:
Predecessor	—	—	46,754
Common unitholders — Issued — 12,331,521 and 12,301,521 at December 31, 2008 and 2007, respectively (9,100,000 — public; 3,231,521 and 3,201,521 — affiliate); outstanding — 12,316,521 and 12,301,521 at December 31, 2008 and 2007; respectively (9,100,000 — public; 3,216,521 and 3,201,521 — affiliates)	45,832	162,610	—
Subordinated unitholder — affiliate; 8,857,981 units issued and outstanding at December 31, 2008 and 2007	(25,857)	54,465	—
General Partner — affiliate; 431,827 units issued and outstanding at December 31, 2008 and 2007	(1,447)	2,655	—

Total partners’ equity	18,528	219,730	46,754

Total liabilities and partners’ equity	$278,221	$351,577	$314,673

The accompanying notes are an integral part of these consolidated/carve-out financial statements.

F-6

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS
($ in thousands, except unit and per unit data)

	Successor		Predecessor
		November 15,	January 1,
		2007	2007
	Year Ended	to	to	Years Ended
	December 31,	December 31,	November 14,	December 31,	December 31,
	2008	2007	2007	2006	2005
	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)	(Carve out)
		(Restated)	(Restated)	(Restated)	(Restated)

Revenue:
Oil and gas sales	$162,492	$15,348	$89,937	$72,410	$70,628

Total revenues	162,492	15,348	89,937	72,410	70,628
Costs and expenses:
Oil and gas production	43,490	3,970	31,436	24,886	19,152
Transportation expense	35,546	4,342	24,837	17,278	7,038
General and administrative expenses	13,647	2,872	11,040	7,853	5,353
Impairment of oil and gas properties	245,587	—	—	—	—
Loss on early extinguishment of debt	—	—	—	—	8,255
Depreciation, depletion and amortization	50,988	5,045	29,568	24,760	19,037
Misappropriation of funds	—	—	1,500	6,000	2,000

Total costs and expenses	389,258	16,229	98,381	80,777	60,835

Operating income (loss)	(226,766)	(881)	(8,444)	(8,367)	9,793
Other income (expense):
Gain (loss) from derivative financial instruments	66,145	(4,583)	6,544	52,690	(73,566)
Other income (expense)	301	4	(355)	(90)	399
Interest expense	(13,744)	(13,760)	(27,321)	(15,490)	(21,979)
Interest income	132	14	402	390	46

Total other income (expense)	$52,834	$(18,325)	$(20,730)	$37,500	$(95,100)

Net income (loss)	$(173,932)	$(19,206)	$(29,174)	$29,133	$(85,307)

General partners’ interest in net loss	$(3,479)	$(384)

Limited partners’ interest in net loss	$(170,453)	$(18,822)

Net loss per limited partner unit: (basic and diluted)	(8.05)	(0.89)

Weighted average limited partner units outstanding:
Common units (basic and diluted)	12,309,432	12,301,521

Subordinated units (basic and diluted)	8,857,981	8,857,981

The accompanying notes are an integral part of these consolidated/carve-out financial statements.

F-7

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
($ in thousands)

	Successor		Predecessor
		November 15,	January 1,
		2007	2007
	Year Ended	to	to	Years Ended
	December 31,	December 31,	November 14,	December 31,
	2008	2007	2007	2006	2005
	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)	(Carve out)
		(Restated)	(Restated)	(Restated)	(Restated)

Cash flows from operating activities:
Net income (loss)	$(173,932)	$(19,206)	$(29,174)	$29,133	$(85,307)
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:
Depreciation, depletion and amortization	50,988	5,045	29,568	24,760	19,037
Impairment of oil and gas properties	245,587	—	—	—	—
Accretion of debt discount	—	—	—	—	9,656
Unit-based compensation	35	—	—	—	—
Change in fair value of derivative financial instruments	(72,533)	4,972	346	(70,402)	46,602
Capital contributions for retirement plan and services	—	—	—	—	559
Contributions for consideration for compensation to employees	—	—	5,322	1,037	1,217
Amortization of deferred loan costs	1,254	9,063	1,599	1,204	4,497
Bad debt expense	—	—	22	85	302
Loss on early extinguishment of debt	—	—	—	—	8,255
Change in assets and liabilities:
Accounts receivable	(11,610)	(316)	10,230	(590)	(3,646)
Other receivables	(2,590)	280	(280)	343	180
Other current assets	1,060	(1,489)	(549)	674	(1,483)
Other assets	(2)	(3)	514	90	790
Due from affiliates	18,613	(11,007)	(572)	(6,791)	2,646
Accounts payable	(9,942)	(6,236)	9,250	5,800	119
Revenue payable	2,302	(5,567)	1,497	4,788	(19)
Accrued expenses	1,825	113	(438)	315	63
Other long-term liabilities	403	31	140	168	211
Other	—	1	(1)	1	(239)

Net cash provided by (used in) operating activities	51,458	(24,319)	27,474	(9,385)	3,440
Cash flows from investing activities:
Restricted cash	1,093	—	(55)	3,168	(4,318)
Acquisition of business — PetroEdge	(71,213)	—	—	—	—
Equipment, development and leasehold	(84,173)	(7,341)	(88,864)	(103,523)	(32,551)
Acquisition of minority interest — ArcLight	—	—	—	—	(7,800)

Net cash used in investing activities	(154,293)	(7,341)	(88,919)	(100,355)	(44,669)
Cash flows from financing activities:
Proceeds from bank borrowings	45,064	580	—	149,862	75,892
Repayments of note borrowings	(3,800)	(260,013)	(428)	(589)	(102,777)
Proceeds from revolver note	95,000	94,000	35,000	75,000	—
Repayment of revolver note	—	—	—	(75,000)	—
Contributions(distributions)	626	49,783	15,226	(22,158)	121,568
Distributions to unitholders	(28,360)	—
Proceeds from issuance of common units	—	163,800	—	—	—
Syndication costs	(265)	(12,775)	—	—	—
Equity offering costs	—	—	—	—	13,297
Repayment of subordinated debt	—	—	—	—	(66,390)
Refinancing costs	(1,893)	(3,546)	(1,687)	(4,568)	(6,281)

Net cash provided by financing activities	106,372	31,829	48,111	122,547	35,309

Net increase (decrease) in cash and cash equivalents	3,537	169	(13,334)	12,807	(5,920)
Cash and cash equivalents, beginning of period	169	—	13,334	527	6,447

Cash and cash equivalents, end of period	$3,706	$169	$—	$13,334	$527

The accompanying notes are an integral part of these consolidated/carve-out financial statements.

F-8

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

STATEMENTS OF PARTNERS’ EQUITY
(amounts as of and prior to December 31, 2007 are restated)
($ in thousands)

Predecessor (Carve out):
Balance, December 31, 2004	$705
Net Loss	(85,307)
Partner contributions	121,568
Contributions for consideration for compensation to employees	1,217
Contributions for retirement plan	495
Contributions for consideration of services	64

Balance, December, 2005	38,742
Net income	29,133
Contributions for consideration for compensation to employees	1,037
Partners distributions	(22,158)

Balance, December 31, 2006	46,754
Net loss	(29,174)
Contributions for consideration for compensation to employees	5,322
Partner contributions	15,226

Balance, November 14, 2007	$38,128

	Common				General	General	Total
	Units	Common	Subordinated	Subordinated	Partner	Partner	Partners’
	Issued	Unitholders	Units	Unitholders	Units	Interest	Equity

Successor (Consolidated):
Balance, November 14, 2007	—	$—	—	$—	—	$—	$—
Proceeds from initial public offering, net of underwriting discount	9,100,000	153,153	—	—	—	—	153,153
Offering costs	—	(2,128)	—	—	—	—	(2,128)
Acquisition of the Predecessor	3,201,521	22,532	8,857,981	62,340	431,827	3,039	87,911
Net loss	—	(10,947)	—	(7,875)	—	(384)	(19,206)

Balance, December 31, 2007	12,301,521	162,610	8,857,981	54,465	431,827	2,655	219,730
Net loss	—	(99,097)	—	(71,356)	—	(3,479)	(173,932)
Offering costs	—	(265)	—	—	—	—	(265)
Contributions	—	341	—	285	—	—	626
Unit-based compensation	30,000	35	—	—	—	—	35
Distributions	—	(17,792)	—	(9,251)	—	(623)	(27,666)

Balance, December 31, 2008	12,331,521	$45,832	8,857,981	$(25,857)	431,827	$(1,447)	$18,528

The accompanying notes are an integral part of these consolidated/carve-out financial statements.

F-9

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS

Note 1 —	Organization, Basis of Presentation, Reclassification, Misappropriation, Reaudit and Restatement, Going Concern and Business

Organization

Quest Energy Partners, L.P. (“Quest Energy” or “QELP”) is a Delaware limited partnership. Unless the context clearly requires otherwise, references to “we,” “us,” “our” or the “Partnership” are intended to mean Quest Energy Partners, L.P. and its consolidated subsidiaries.

We were formed in July 2007 by Quest Resource Corporation (“QRCP”) to acquire, exploit, and develop oil and natural gas properties and to acquire, own, and operate related assets. Quest Energy GP, LLC (“Quest Energy GP”) is our general partner and owns all of the general partner interests. Our principal operations and producing properties are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma (the “Cherokee Basin Operations”) and the Appalachian Basin in West Virginia and New York. Our Appalachian Basin operations are primarily focused on the development of the Marcellus Shale through Quest Eastern Resource LLC (“Quest Eastern”). Our Cherokee Basin Operations are currently focused on developing CBM gas production.

Basis of Presentation

The consolidated financial statements and related notes thereto include all of our subsidiaries, operations from November 15, 2007 through December 31, 2008 (the “Successor”). The carve out financial statements and related notes thereto represent the carve out financial position, results of operations, cash flows and changes in partners’ capital of the Cherokee Basin Operations of QRCP and reflect the operations of Quest Cherokee, LLC (“Quest Cherokee”) and Quest Cherokee Oilfield Services, LLC (“QCOS”) formerly owned by QRCP (the “Predecessor”). The carve out financial statements have been prepared in accordance with Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (“SAB”) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by QRCP are only indirectly attributable to its ownership of the Cherokee Basin Operations as QRCP owns interests in midstream assets and other gas and oil properties. As a result, certain assumptions and estimates were made in order to allocate a reasonable share of such expenses to the Predecessor, so that the carve out financial statements reflect substantially all the costs of doing business.

Reclassification

During July 2009, we determined we had incorrectly classified realized gains on commodity derivative instruments for the year ended December 31, 2008. This error resulted in an understatement of revenue and an overstatement of gain from derivative financial instruments by approximately $14.6 million for the year ended December 31, 2008 of which $2.4 million, $17.8 million, $15.1 million and $(20.7) million related to the quarters ended March 31, June 30, September 30, and December 31, 2008, respectively. The error had no effect on net income (loss), net income (loss) per unit, partners’ equity or the Partnership’s Consolidated Balance Sheet, Consolidated Statement of Cash Flows or Consolidated Statement of Partners’ Equity as of and for the year ended December 31, 2008, or any of the interim periods during 2008. In accordance with the guidance in Staff Accounting Bulletin No. 99, “Materiality,” management evaluated this error from a quantitative and qualitative perspective and concluded it was not material to any period. These corrections have also been reflected in amounts included in Note 6 — Derivative Financial Instruments, Note 18 — Supplemental Financial Information — Quarterly Financial Data (Unaudited), and Note 19 — Supplemental Information on Oil and Gas Producing Activities (Unaudited).

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table summarizes the effects of the misclassification on the previously reported quarterly and annual financial information ($ in thousands):

	Previously Reported	Reclassification	As Revised

Quarter Ended March 31, 2008 (unaudited):
Oil and gas sales	$35,890	$2,424	$38,314
Operating income (loss)	3,043	2,424	5,467
Quarter Ended June 30, 2008 (unaudited):
Oil and gas sales	$31,360	$17,782	$49,142
Operating income (loss)	(3,737)	17,782	14,045
Quarter Ended September 30, 2008 (unaudited):
Oil and gas sales	$34,404	$15,050	$49,454
Operating income (loss)	2,070	$15,050	17,120
Quarter Ended December 31, 2008 (unaudited):
Oil and gas sales	$46,276	$(20,694)	$25,582
Operating income (loss)	(242,704)	(20,694)	(263,398)
Year Ended December 31, 2008:
Oil and gas sales	$147,930	$14,562	$162,492
Operating income (loss)	(241,328)	14,562	(226,766)
Gain (loss) from derivative financial instruments	80,707	(14,562)	66,145
Total other income	67,396	(14,562)	52,834
Net income (loss)	(173,932)	—	(173,932)

Misappropriation, Reaudit and Restatement

These consolidated financial statements include our restated and reaudited financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and our Predecessor’s restated and reaudited carve out financial statements as of and for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to November 14, 2007. We recently filed (i) an amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2008 including restated consolidated financial statements as of December 31, 2007 and March 31, 2008 and for the three month periods ended March 31, 2007 and 2008; (ii) an amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2008 including restated consolidated financial statements as of December 31, 2007 and June 30, 2008 and for the three and six month periods ended June 30, 2007 and 2008; and (iii) a Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 including restated consolidated financial statements as of December 31, 2007 and for the three and nine month periods ended September 30, 2007.

Investigation — On August 22, 2008, in connection with an inquiry from the Oklahoma Department of Securities, the boards of directors of QRCP, Quest Energy GP, and Quest Midstream GP, LLC (“Quest Midstream GP”), the general partner of Quest Midstream Partners, L.P. (“QMLP”), held a joint working session to address certain unauthorized transfers, repayments and re-transfers of funds (the “Transfers”) to entities controlled by their former chief executive officer, Mr. Jerry D. Cash. These transfers totaled approximately $10 million between 2005 and 2008, of which $9.5 million related to us.

A joint special committee comprised of one member designated by each of the boards of directors of QRCP, Quest Energy GP, and Quest Midstream GP, was immediately appointed to oversee an independent internal investigation of the Transfers. In connection with this investigation, other errors were identified in prior year financial statements and management and the board of directors concluded that we had material weaknesses in our internal control over financial reporting. As of December 31, 2008, these material weaknesses continued to exist.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

As reported on a Current Report on Form 8-K initially filed on January 2, 2009 and amended on February 6, 2009, on December 31, 2008, the board of directors of Quest Energy GP determined that our audited consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007, our unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 and our Predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to November 14, 2007 should no longer be relied upon.

Additionally, the amended 8-K reported that our management had concluded that the reported cash balances and partners’ equity of the Predecessor will be reduced by a total of $9.5 million as of November 14, 2007, which represents the total amount of the Transfers that had been funded by Quest Cherokee as of the closing of our initial public offering. Our management concluded that such Transfers had indirectly resulted in Quest Cherokee borrowing an additional $9.5 million under its credit facilities prior to November 15, 2007. QRCP repaid this additional indebtedness of Quest Cherokee at the closing of our initial public offering. We have no obligation to repay such amount to QRCP. Notwithstanding the foregoing, our reported cash balances and partners’ equity as of December 31, 2007 and June 30, 2008 continued to reflect the Transfers and accordingly were overstated by $10 million (consisting of the $9.5 million funded by Quest Cherokee that had been repaid by QRCP at the closing of our initial public offering and an additional $0.5 million that was recorded on our balance sheet in error — the additional $0.5 million was funded after the closing of our initial public offering by another subsidiary of QRCP in which we have no ownership interest).

In October 2008, Quest Energy GP’s audit committee engaged a new independent registered public accounting firm to audit our consolidated financial statements for 2008 and, in January 2009, engaged them to reaudit our consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and our Predecessor’s consolidated financial statements as of and for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to November 14, 2007. The restated consolidated financial statements to which these Notes apply also correct errors in a majority of the financial statement line items found in the previously issued consolidated financial statements for all periods presented. See Note 16 — Restatement.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business, though such an assumption may not be true. The Partnership and its Predecessor have incurred significant losses from 2004 through 2008, mainly attributable to the operations, impairment of oil and gas properties, unrealized gains and losses from derivative financial instruments, legal restructurings, financings, the current legal and operational structure and, to a lesser degree, the cash expenditures resulting from the investigation related to the Transfers.

While we were in compliance with the covenants in our credit agreements as of December 31, 2008 and expect to be in compliance as of March 31, 2009, we do not expect to be in compliance for all of 2009. If defaults exist at June 30, 2009 or in subsequent periods that are not waived by our lenders, our assets could be subject to foreclosure or other collection efforts. Our First Lien Credit Agreement limits the amount we can borrow to a borrowing base amount, determined by the lenders at their sole discretion. Outstanding borrowings in excess of the borrowing base will be required to be repaid in either four equal monthly installments following notice of the new borrowing base or immediately if the borrowing base is reduced in connection with a sale or disposition of certain properties in excess of 5% of the borrowing base. We are currently in discussions with our lenders relating to the reserve borrowing base for our First Lien Credit Agreement and other covenants for 2009. We believe our 2009 reserve borrowing base will be approximately $140 million, which is $50 million lower than our current borrowing base of $190 million. We have not resolved this

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

anticipated borrowing base deficiency. While we might be able to enter into new derivative contracts and/or reprice our existing derivative contracts to reduce or eliminate this deficiency, there is no certainty that we will be able to do so. Furthermore, we are at risk for product price movements until we reprice existing derivative contracts and/or add our desired new derivative contracts.

Under the terms of our Second Lien Loan Agreement we are required to make quarterly payments of $3.8 million. The next payment is due August 15, 2009. The balance remaining after the August 15, 2009 payment is $29.8 million and is due on September 30, 2009. Due to the likely principal payments required to be made under our First Lien Credit Agreement in connection with the borrowing base redetermination, no assurance can be given that we will be able to repay such amount in accordance with the terms of the agreement. Failure to make the principal payment under the Second Lien Loan Agreement or the principal payment due under the First Lien Credit Agreement (absent any waiver granted or amendment to the agreement) would be a default under the terms of both agreements, resulting in payment acceleration of both loans.

QRCP has pledged its ownership in our general partner to secure its term loan credit agreement and is almost exclusively dependent upon distributions from its interest in Quest Midstream and the Partnership for revenue and cash flow. QRCP does not expect to receive any distributions from Quest Midstream or the Partnership in 2009. If QRCP were to default under its credit agreement, the lenders of QRCP’s credit facility could obtain control of our general partner or sell control of our general partner to a third party. In the past, QRCP has not satisfied all of the financial covenants contained in its credit agreement. In QRCP’s Form 10-K for 2008, its independent registered public accounting firm expressed doubt about its ability to continue as a going concern if it is unable to restructure its debt obligations, issue equity securities and/or sell assets in the next few months. If QRCP is not successful in obtaining sufficient additional funds, there is a significant risk that QRCP will be forced to file for bankruptcy protection.

Based on the foregoing, we have determined that there is substantial doubt about our ability to continue as a going concern, absent an amendment of our credit agreements.

We are currently discussing various options with our lenders, however, there can be no assurance that we will be successful in these discussions.

Given the liquidity challenges we are facing, we have undertaken a strategic review of our assets and are currently evaluating one or more transactions to dispose of assets, liquidate derivative contracts, or enter into new derivative contracts in order to raise additional funds for operations and/or to repay indebtedness. On April 28, 2009, we, QRCP and Quest Midstream entered into a non-binding letter of intent which contemplates a transaction in which all three companies would form a new publicly traded holding company that would wholly-own all three entities (the “Recombination”). The closing of the Recombination is subject to the satisfaction of a number of conditions yet to be negotiated among the parties and to be set forth in a definitive merger agreement.

Business

We operate in one reportable segment engaged in the exploration, development and production of oil and gas properties. Our properties can be summarized as follows:

•	Cherokee Basin. 152.7 Bcfe of estimated net proved reserves as of December 31, 2008 and an average net daily production of 57.3 Mmcfe for the year ended December 31, 2008 in the Cherokee Basin;

•	Appalachian Basin. 10.9 Bcfe of estimated net proved reserves as of December 31, 2008 and an average net daily production of 2.9 Mmcfe for the year ended December 31, 2008 in the Marcellus Shale and Devonian Sand formations in West Virginia and New York; and

F-13

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

•	Seminole County. 588,800 Bbls of estimated net proved reserves as of December 31, 2008 and an average net daily production of approximately 148 Bbls for the year ended December 31, 2008 of oil producing properties in Seminole County, Oklahoma.

On November 15, 2007, we completed an initial public offering of 9,100,000 common units at $18.00 per unit, or $16.83 per unit after payment of the underwriting discount (excluding a structuring fee). On November 9, 2007, our common units began trading on the NASDAQ Global Market. Total proceeds from the sale of the common units in the initial public offering were $163.8 million, before underwriting discounts and offering costs, of approximately $10.6 million and $2.1 million, respectively. We used the net proceeds of $151.3 million to repay a portion of the indebtedness of QRCP.

Additionally, on November 15, 2007:

(a) We entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with Quest Energy GP, QRCP and certain of the QRCP’s subsidiaries. At the closing of the offering, the following transactions, among others, occurred pursuant to the Contribution Agreement:

•	the contribution of Quest Cherokee and its subsidiary, QCOS, to us. Quest Cherokee owns all of QRCP’s oil and gas leases in the Cherokee Basin;

•	the issuance of 431,827 General Partner Units and the incentive distribution rights to Quest Energy GP and the continuation of its 2.0% general partner interest in us; and

•	the issuance of 3,201,521 common and 8,857,981 subordinated units to QRC

•	QRCP and its affiliates on the one hand, and we and Quest Cherokee on the other, agreed to indemnify the other parties from and against all losses suffered or incurred by reason of or arising out of certain existing legal proceedings.

(b) We, Quest Energy GP and QRCP entered into an Omnibus Agreement, which governs our relationship with QRCP and its affiliates regarding the following matters:

•	reimbursement of certain insurance, operating and general and administrative expenses incurred on behalf of us;

•	indemnification for certain environmental liabilities, tax liabilities, title defects and other losses in connection with assets;

•	a license for the use of the Quest name and mark; and

•	our right to purchase from QRCP and its affiliates certain assets that QRCP and its affiliates acquire within the Cherokee Basin.

(c) We, Quest Energy GP and Quest Energy Service, LLC (“QES”) entered into a Management Services Agreement, under which QES will perform acquisition services and general and administrative services, such as accounting, finance, tax, property management, risk management, land, marketing, legal and engineering to us, as directed by Quest Energy GP, for which we will reimburse QES on a monthly basis for the reasonable costs of the services provided.

(d) We entered into an Assignment and Assumption Agreement (the “Assignment”) with Bluestem Pipeline, LLC (“Bluestem”) and QRCP, whereby QRCP assigned all of its rights in that certain Midstream Services and Gas Dedication Agreement, dated as of December 22, 2006, but effective as of December 1, 2006, as amended (the “Midstream Services Agreement”), to us, and we assumed all of QRCP’s liabilities and obligations arising under the Midstream Services Agreement from and after the assignment. Bluestem will gather and provide certain midstream services, including dehydration, treating and compression, to us

F-14

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

for all gas produced from our wells in the Cherokee Basin that are connected to Bluestem’s gathering system.

(e) We signed an Acknowledgement and Consent and therefore became subject to that certain Omnibus Agreement (the “Midstream Omnibus Agreement”), dated December 22, 2006, among QRCP, Quest Midstream GP, LLC, Bluestem and Quest Midstream. As long as we are an affiliate of QRCP and QRCP or any of its affiliates control Quest Midstream, we will be bound by the Midstream Omnibus Agreement. The Quest Midstream Agreement restricts us from engaging in the following businesses, subject to certain exceptions:

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

•	any line of business other than those described in the preceding bullet points that generates “qualifying income”, within the meaning of Section 7704(d) of the Internal Revenue Code of 1986, as amended, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

(f) Quest Energy GP adopted the Quest Energy Partners, L.P. Long-Term Incentive Plan (the “Plan”) for employees, consultants and directors of Quest Energy GP and its affiliates, including us, who perform services for us. The Plan provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards. Subject to adjustment for certain events, an aggregate of 2,115,950 common units may be delivered pursuant to awards under the Plan. On January 28, 2008 we granted 15,000 units each to two members of the board of directors. For each, 3,750 of the units immediately vested, and the remaining units vest on the first three anniversaries of the date of grant.

Note 2 —	Summary of Significant Accounting Policies

Principles of Consolidation — These consolidated financial statements include our accounts and the accounts of our subsidiaries. Subsidiaries in which we directly or indirectly own more than 50% of the outstanding voting securities or those in which we have effective control over are accounted for under the consolidation method of accounting. Upon dilution of control below 50% or the loss of effective control, the accounting method is adjusted to the equity or cost method of accounting, as appropriate, for subsequent periods. All significant intercompany accounts and transactions have been eliminated in consolidation/carve-out.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our most significant estimates are based on remaining proved oil and gas reserves. Estimates of proved reserves are key components of our depletion rate for oil and natural gas properties and our full cost ceiling test limitation. In addition, estimates are used in computing taxes, asset retirement obligations, fair value of derivative contracts and other items. Actual results could differ from these estimates.

F-15

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Revenue Recognition — We derive revenue from our oil and gas operations from the sale of produced oil and natural gas. We use the sales method of accounting for the recognition of oil and gas revenue. Because there is a ready market for oil and natural gas, we sell our oil and natural gas shortly after production at various pipeline receipt points at which time title and risk of loss transfers to the buyer. Revenue is recorded when title and risk of loss is transferred based on our net revenue interests.

Cash and Cash Equivalents — We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We maintain our cash balances at several financial institutions that are insured by the Federal Deposit Insurance Corporation. Our cash balances typically are in excess of the insured amount; however no losses have been recognized as a result of this circumstance. Restricted Cash represents cash pledged to support reimbursement obligations under outstanding letters of credit.

Accounts Receivable — We conduct the majority of our operations in the States of Kansas and Oklahoma and operate exclusively in the oil and gas industry. Our receivables are generally unsecured; however, we have not experienced any significant losses to date. Receivables are recorded at the estimate of amounts due based upon the terms of the related agreements. Management periodically assesses our accounts receivable and establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations in the period determined to be uncollectible. The allowance for doubtful accounts was approximately $0.2 million as of December 31, 2008, 2007 and 2006.

Inventory — Inventory includes tubular goods and other lease and well equipment which we plan to utilize in our ongoing exploration and development activities and is carried at the lower of cost or market using the specific identification method.

Oil and Gas Properties — We use the full cost method of accounting for oil and gas properties. Under the full cost method, all direct costs and certain indirect costs associated with the acquisition, exploration, and development of our oil and gas properties are capitalized.

Oil and gas properties are depleted using the units-of-production method. The depletion expense is significantly affected by the unamortized historical and future development costs and the estimated proved oil and gas reserves. Estimation of proved oil and gas reserves relies on professional judgment and use of factors that cannot be precisely determined. Holding all other factors constant, if proved oil and gas reserve quantities were revised upward or downward, earnings would increase or decrease, respectively. Subsequent proved reserve estimates materially different from those reported would change the depletion expense recognized during the future reporting period. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of proved reserves, which would have a significant impact on the depreciation, depletion, and amortization rate.

Under the full cost accounting rules, total capitalized costs are limited to a ceiling equal to the present value of future net revenues, discounted at 10% per annum, plus the lower of cost or fair value of unevaluated properties less income tax effects (the “ceiling limitation”). We perform a quarterly ceiling test to evaluate whether the net book value of our full cost pool exceeds the ceiling limitation. If capitalized costs (net of accumulated depreciation, depletion, and amortization) less related deferred taxes are greater than the discounted future net revenues or ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of our full cost pool is a non-cash charge that reduces earnings and impacts partners’ (deficit) equity in the period of occurrence and typically results in lower depreciation, depletion, and amortization expense in future periods. Once incurred, a write-down is not reversible at a later date. The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are depressed, even if low prices are temporary. In addition, a write-down may occur if estimates of proved reserves are substantially reduced or estimates of future development costs increase significantly. See Note 5 — Property.

F-16

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Unevaluated Properties — The costs directly associated with unevaluated oil and gas properties and properties under development are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination together with interest costs capitalized for these projects. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All items included in our unevaluated property balance are assessed on a quarterly basis for possible impairment or reduction in value. Any impairments to unevaluated properties are transferred to the amortization base.

Capitalized General and Administrative Expenses — Under the full cost method of accounting, a portion of general and administrative expenses that are directly attributable to our acquisition, exploration, and development activities are capitalized to our full cost pool. The capitalized costs include salaries, related fringe benefits, cost of consulting services and other costs directly associated with those activities. We capitalized general and administrative costs related to our acquisition, exploration and development activities, during the year ended December 31, 2008, the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005 of $3.0 million, $0.3 million, $2.0 million, $1.4 million and $0.8 million, respectively.

Other Property and Equipment — The cost of other property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets.

Upon disposition or retirement of property and equipment, other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is recognized in the income statement in the period of sale or disposition.

Impairment — Long-lived assets, such as property, and equipment, and finite-lived intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of such assets exceeds their undiscounted estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of such assets exceeds the fair value of the assets.

Other Assets — Other assets include deferred financing costs associated with bank credit facilities and are amortized over the term of the credit facility into interest expense.

Asset Retirement Obligations — Asset retirement obligations associated with the retirement of a tangible long-lived asset are recognized as a liability in the period incurred or when it becomes determinable, with an associated increase in the carrying amount of the related long-lived asset. The cost of the tangible asset, including the asset retirement cost, is depreciated over the useful life of the asset. The asset retirement obligation is recorded at its estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligation discounted at our credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. If the estimated future cost of the asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the long-lived asset. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

F-17

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

We own oil and gas properties that require expenditures to plug and abandon the wells when the oil and gas reserves in the wells are depleted. These expenditures are recorded in the period in which the liability is incurred (at the time the wells are drilled or acquired). Asset retirement obligations are recorded as a liability at their estimated present value at the asset’s inception, with the offsetting increase to property cost. Periodic accretion expense of the estimated liability is recorded in the consolidated statements of operations.

Derivative Instruments — We utilize derivative instruments in conjunction with our marketing and trading activities and to manage price risk attributable to our forecasted sales of oil and gas production.

We elect “Normal Purchases Normal Sales” (“NPNS”) accounting for derivative contracts that provide for the purchase or sale of a physical commodity that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Derivatives that are designated as NPNS are accounted for under the accrual method of accounting.

Under accrual accounting, we record revenues in the period when we deliver energy commodities or products, render services, or settle contracts. Once we elect NPNS classification for a given contract, we do not subsequently change the election and treat the contract as a derivative using mark-to-market or hedge accounting. However, if we were to determine that a transaction designated as NPNS no longer qualified for the NPNS election, we would have to record the fair value of that contract on the balance sheet at that time and immediately recognize that amount in earnings.

For those derivatives that do not meet the requirements for NPNS designation nor qualify for hedge accounting, we believe that they are still effective as economic hedges of our commodity price exposure. These contracts are accounted for using the mark-to-market accounting method. Using this method, the contracts are carried at their fair value on our consolidated balance sheets under the captions “Derivative financial instrument assets” and “Derivative financial instrument liabilities.” We recognize all unrealized and realized gains and losses related to these contracts on our consolidated statements of operations under the caption “Gain (loss) from derivative financial instruments,” which is a component of other income (expense).

We have exposure to credit risk to the extent a counterparty to a derivative instrument is unable to meet its settlement commitment. We actively monitor the creditworthiness of each counterparty and assesses the impact, if any, on our derivative positions. We do not apply hedge accounting to our derivative instruments. As a result, both realized and unrealized gains and losses on derivative instruments are recognized in the income statement as they occur.

Legal — We are subject to legal proceedings, claims and liabilities which arise in the ordinary course of our business. We accrue for losses associated with legal claims when such losses are probable and can be reasonably estimated. These estimates are adjusted as additional information becomes available or circumstances change. See Note 11 — Commitments and Contingencies.

Environmental Costs — Environmental expenditures are expensed or capitalized, as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities related to future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and costs can be reasonably estimated. We have no environmental costs accrued for all periods.

Unit-Based Compensation — We grant unit-based awards and account for unit-based compensation at fair value. The fair value of unit awards is determined using a Black-Scholes pricing model. The fair value of restricted or bonus unit awards are valued using the market price of our common units on the grant date. Unit-based compensation expense is recognized over the requisite service period net of estimated forfeitures.

We account for unit-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS 123(R)”), which requires that compensation related to all unit-based awards be recognized in the financial statements based on their estimated grant-date fair value.

F-18

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Income Taxes — We are not a taxable entity for federal income tax purposes. As such, we do not directly pay federal income tax. Our taxable income or loss, which may vary substantially from the net income or net loss we report in our consolidated statement of income, is includable in the federal income tax returns of each partner. The aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined as we do not have access to information about each partner’s tax attributes in us.

Net Income (Loss) per Unit — We calculate net income per limited partner unit in accordance with Emerging Issues Task Force 03-06, Participating Securities and the Two — Class Method under FASB Statement No. 128 (“EITF 03-06”). EITF 03-06 requires that in any accounting period where our aggregate net income exceeds our aggregate distribution for such period, we are required to present earnings per unit as if all of the earnings for the periods were distributed, regardless of whether those earnings would actually be distributed during a particular period from an economic or practical perspective.

Concentrations of Market Risk — Our future results will be affected by the market price of oil and natural gas. The availability of a ready market for oil and gas will depend on numerous factors beyond our control, including weather, production of oil and gas, imports, marketing, competitive fuels, proximity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil and gas, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.

Concentration of Credit Risk — Financial instruments, which subject us to concentrations of credit risk, consist primarily of cash and accounts receivable. We place our cash investments with highly qualified financial institutions. Risk with respect to receivables as of December 31, 2008, 2007 and 2006 arise substantially from the sales of oil and gas.

ONEOK Energy Marketing and Trading Company (“ONEOK”), accounted for substantially all of our oil and gas revenue for the year ended December 31, 2008. Natural gas sales to ONEOK accounted for more than 71% of total revenue for the year ended December 31, 2007, and more than 91% for the years ended December 31, 2006 and 2005.

Fair Value — Effective January 1, 2008, we adopted SFAS 157, Fair Value Measurements (“SFAS 157”), for financial assets and liabilities measured on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements for assets and liabilities measured on a recurring basis. In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS 157 by one year for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We have elected to utilize this deferral and have only partially applied SFAS 157 (to financial assets and liabilities measured at fair value on a recurring basis, as described above). Accordingly, we will apply SFAS 157 to our nonfinancial assets and liabilities for which we disclose or recognize at fair value on a nonrecurring basis, such as asset retirement obligations and other assets and liabilities in the first quarter of 2009. Fair value is the exit price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS 157 also establishes a hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 — Pricing inputs other than quoted prices in active markets included in Level 1 which are either directly or indirectly observable as of the reporting date. Level 2 consists primarily of non-exchange traded commodity derivatives.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

We classify assets and liabilities within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset and liability taken as a whole. Certain of our derivatives are classified as Level 3 because observable market data is not available for all of the time periods for which we have derivative instruments. As observable market data becomes available for all of the time periods, these derivative positions will be reclassified as Level 2. The income valuation approach, which involves discounting estimated cash flows, is primarily used to determine recurring fair value measurements of our derivative instruments classified as Level 2 or Level 3. We prioritize the use of the highest level inputs available in determining fair value.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. Because of the long-term nature of certain assets and liabilities measured at fair value as well as differences in the availability of market prices and market liquidity over their terms, inputs for some assets and liabilities may fall into any one of the three levels in the fair value hierarchy. While SFAS 157 requires us to classify these assets and liabilities in the lowest level in the hierarchy for which inputs are significant to the fair value measurement, a portion of that measurement may be determined using inputs from a higher level in the hierarchy.

Recently Adopted Accounting Principles

We adopted SFAS 157 as of January 1, 2008. SFAS 157 does not require any additional fair value measurements. Rather, the pronouncement defines fair value, establishes a framework for measuring fair value under existing accounting pronouncements that require fair value measurements, and expands disclosures about fair value measurements. We elected to implement SFAS 157 with the one-year deferral FASB Staff Position (“FSP”) FAS No. 157-2 for nonfinancial assets and nonfinancial liabilities, except those nonfinancial items recognized or disclosed at fair value on a recurring basis (at least annually). Effective upon issuance, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”), in October 2008. FSP FAS 157-3 clarifies the application of SFAS 157 in determining the fair value of a financial asset when the market for that financial asset is not active. As of December 31, 2008, we had no financial assets with a market that was not active.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 (“SAB 108”). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment. SAB 108 became effective beginning January 1, 2007 and applies to our restatement adjustments recorded in the restated financial statements presented herein.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets (“SFAS 153”). SFAS 153 requires the use of fair value measurement for exchanges of nonmonetary assets. Because SFAS 153 is applied retrospectively, the statement was effective for us in 2005. The adoption of SFAS 153 did not have a material impact on our financial statements.

In September 2005, the Emerging Issues Task Force (“EITF”) concluded in Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”), that purchases and sales of inventory with the same party in the same line of business should be accounted for as nonmonetary exchanges, if entered into in contemplation of one another. We present purchase and sale activities related to our marketing and trading activities on a net basis in the income statement. The conclusion reached on EITF 04-13 did not have an impact on our consolidated financial statements.

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

In April 2007, the FASB issued FSP FIN 39-1, Amendment of FASB Interpretation No. 39 (“FSP FIN 39-1”), which amends FIN 39, Offsetting of Amounts Related to Certain Contracts. FSP FIN 39-1 permits netting fair values of derivative assets and liabilities for financial reporting purposes, if such assets and liabilities are with the same counterparty and subject to a master netting arrangement. FSP FIN 39-1 also requires that the net presentation of derivative assets and liabilities include amounts attributable to the fair value of the right to reclaim collateral assets held by counterparties or the obligation to return cash collateral received from counterparties. We did not elect to adopt FSP FIN 39-1.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. In addition, SFAS 141(R) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption prohibited. Effective January 1, 2009, we will apply this statement to any business combinations, including the contemplated Recombination previously discussed. The adoption of SFAS 141(R) did not have a material effect on our results of operations, cash flows and financial position as of January 1, 2009, the date of adoption.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), including an amendment to SFAS 115. Under SFAS 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, enables entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have assessed the provisions of SFAS 159 and we have elected not to apply fair value accounting to our existing eligible financial instruments. As a result, the adoption of SFAS 159 did not have an impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary. In addition, SFAS 160 establishes principles for valuation of retained non-controlling equity investments and measurement of gain or loss when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements to clearly identify and distinguish between interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years and interim periods beginning after December 15, 2008, with early adoption prohibited. After adopting SFAS 160 in 2009, we will apply provisions of this standard to noncontrolling interests created or acquired in future periods. Upon adoption, we will reclassify our minority interests to partners’ equity.

In March 2008, the FASB issued EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships, which requires that master limited partnerships use the two-class method of allocating earnings to calculate earnings per unit. EITF Issue No. 07-4 is effective for fiscal years and interim periods beginning after December 15, 2008. We are evaluating the effect this pronouncement will have on our earnings per unit.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 does not change the accounting for derivatives, but requires enhanced disclosures about how and why we use derivative instruments, how derivative instruments and related hedged items (if any) are accounted for, and how they affect our financial position, financial performance and cash flows. SFAS 161 is effective for us beginning with the first quarter of 2009.

In June 2008, the FASB issued FSP EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and are therefore required to be included in the earnings allocation in calculating earnings per unit under the two-class method described in SFAS No. 128, Earnings per Share. FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We adopted FSP EITF 03-6-1 effective January 1, 2009. FSP EITF 03-6-1 did not have an effect on the presentation of earnings per unit.

On December 31, 2008, the SEC issued Release No. 33-8995, Modernization of Oil and Gas Reporting, which revises disclosure requirements for oil and gas companies. In addition to changing the definition and disclosure requirements for oil and gas reserves, the new rules change the requirements for determining oil and gas reserve quantities. These rules permit the use of new technologies to determine proved reserves under certain criteria and allow companies to disclose their probable and possible reserves. The new rules also require companies to report the independence and qualifications of their reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit. The new rules also require that oil and gas reserves be reported and the full cost ceiling limitation be calculated using a twelve-month average price rather than period-end prices. The use of a twelve-month average price may have had an effect on our 2008 depletion rates for our oil and gas properties and the amount of impairment recognized as of December 31, 2008 had the new rules been effective for the period. The new rules are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, pending the potential alignment of certain accounting standards by the FASB with the new rule. We plan to implement the new requirements in our Annual Report on Form 10-K for the year ended December 31, 2009. We are currently assessing the impact the rules will have on our consolidated financial statements.

Note 3 —	Acquisitions and Divestitures

Acquisitions

PetroEdge — On July 11, 2008, we acquired interests in producing properties in Appalachia from QRCP. QRCP completed the acquisition of privately held PetroEdge Resources LLC (WV) (“PetroEdge”) in an all cash purchase for approximately $142 million in cash including transaction costs, subject to certain adjustments for working capital and certain other activity between May 1, 2008 and the closing date. The assets acquired were approximately 78,000 net acres of oil and natural gas producing properties in the Appalachian Basin with estimated net proved reserves of 99.6 Bcfe as of May 1, 2008 and net production of approximately 3.3 million cubic feet equivalent per day (“Mmcfe/d”).

At closing, QRCP sold the producing well bores to our subsidiary, Quest Cherokee, for approximately $71.2 million. The proved undeveloped reserves, unproved and undrilled acreage related to the wellbores (generally all acreage other than established spacing related to the producing well bores) and a gathering system were retained by PetroEdge and its name was changed to Quest Eastern Resource LLC. Quest Eastern is designated as operator of the wellbores purchased by Quest Cherokee and conducts drilling and other operations for our affiliates and third parties on the PetroEdge acreage. We funded our purchase of the

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

PetroEdge wellbores with borrowings under our First Lien Credit Agreement and the proceeds of a $45 million, six-month term loan. See Note 4 — Long-Term Debt.

We accounted for this acquisition in accordance with SFAS No. 141, “Business Combinations.” The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values of the respective assets and liabilities at the time of closing. The following table summarizes the allocation of the purchase price (in thousands):

Proved oil and gas properties	$73,406
Asset retirement obligations	(2,193)

Purchase price	$71,213

Pro Forma Summary Data related to acquisitions (unaudited)

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008 and 2007 as if the PetroEdge asset acquisition had occurred on January 1, 2008 and 2007 (in thousands):

	Successor		Predecessor
		November 15, 2007	January 1, 2007
	Year Ended	to	to
	December 31,	December 31,	November 14,
	2008	2007	2007
	(Consolidated)	(Consolidated)	(Carve-out)

Pro forma revenue	$154,630	$16,879	$100,554
Pro forma net income (loss)	$(185,616)	$(20,397)	$(43,380)
Pro forma net income (loss) per limited partner unit — basic and diluted	$(8.58)	$(0.94)

The pro forma information is presented for illustration purposes only, in accordance with the assumptions set forth below. The pro forma information does not reflect any cost savings or other synergies anticipated as a result of the acquisitions or any future acquisition-related expenses. The pro forma adjustments are based on estimates and assumptions. Management believes the estimates and assumptions are reasonable, and that the significant effects of the transactions are properly reflected.

The pro forma information is a result of combining our income statement with the pre-acquisition results of PetroEdge adjusted for 1) recording pro forma interest expense on debt incurred to acquire the PetroEdge assets; and 2) depreciation, depletion and amortization expense calculated based on the adjusted basis of the properties acquired using the purchase method of accounting.

Seminole County — We purchased certain oil producing properties in Seminole County, Oklahoma from a private company for $9.5 million in a transaction that closed in early February 2008. As of December 31, 2008, the properties have estimated net proved reserves of 588,800 barrels, all of which are proved developed producing. In addition, we entered into crude oil swaps for approximately 80% of the estimated production from the property’s proved developed producing reserves at WTI-NYMEX prices per barrel of oil of approximately $96.00 in 2008, $90.00 in 2009, and $87.50 for 2010. The acquisition was financed with borrowings under the First Lien Credit Agreement.

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Note 4 —	Long-Term Debt

The following is a summary of our long-term debt at December 31, 2008, 2007 and 2006 (in thousands):

	Successor		Predecessor
	December 31,	December 31,	December 31,
	2008	2007	2006

Borrowings under bank senior credit facilities
First Lien Credit Agreement	$189,000	$94,000	$225,000
Second Lien Loan Agreement	41,200	—	—
Notes payable to banks and finance companies, secured by equipment and vehicles, due in installments through October 2013 with interest ranging from 2.9% to 9.8% per annum	772	708	569

Total debt	230,972	94,708	225,569
Less current maturities included in current liabilities	41,882	666	324

Total long-term debt	$189,090	$94,042	$225,245

Aggregate maturities of long-term debt during the next five years at December 31, 2008 are as follows (in thousands):

2009	$41,882
2010	189,050
2011	26
2012	7
2013 and thereafter	7

Total	$230,972

Other Long-Term Indebtedness

Approximately $0.8 million of notes payable to banks and finance companies were outstanding at December 31, 2008 and are secured by equipment and vehicles, with payments due in monthly installments through October 2013 with interest ranging from 2.9% to 9.8% per annum.

Credit Facilities

Quest Cherokee Credit Agreement.

On November 15, 2007, we, as a guarantor, entered into an Amended and Restated Credit Agreement (the “Original Cherokee Credit Agreement”) with QRCP, as the initial co-borrower, Quest Cherokee, as the borrower, Royal Bank of Canada (“RBC”), as administrative agent and collateral agent, KeyBank National Association, as documentation agent and the lenders party thereto. In connection with the closing of the initial public offering and the application of the net proceeds thereof, QRCP was released as a borrower under the Original Cherokee Credit Agreement. Thereafter, the parties entered into the following amendments to the Original Cherokee Credit Agreement (collectively, with all amendments, the “Quest Cherokee Credit Agreement”):

•	On April 15, 2008, we and Quest Cherokee entered into a First Amendment to Amended and Restated Credit Agreement that, among other things, amended the interest rate and maturity date pursuant to the “market flex” rights contained in the commitment papers related to the Quest Cherokee Credit Agreement.

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

•	On October 28, 2008, we and Quest Cherokee entered into a Second Amendment to Amended and Restated Credit Agreement to amend and/or waive certain of the representations and covenants contained in the Quest Cherokee Credit Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result of (1) the Transfers and (2) not timely settling certain intercompany accounts among us, QRCP and Quest Midstream.

•	On June 18, 2009, we and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. (“BP”) or any of its affiliates to be secured by the liens under the credit agreement on a pari passu basis with the obligations under the credit agreement.

•	On June 30, 2009, we and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred until August 15, 2009, our obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Borrowing Base.  The credit facility under the Quest Cherokee Credit Agreement consists of a three-year $250 million revolving credit facility. Availability under the revolving credit facility is tied to a borrowing base that will be redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves. In addition, Quest Cherokee and RBC each have the right to initiate a redetermination of the borrowing base between each six-month redetermination. As of December 31, 2008, the borrowing base was $190 million, and the amount borrowed under the Quest Cherokee Credit Agreement was $189 million. No amounts were available for borrowing because the remaining $1.0 million was supporting letters of credit issued under the Quest Cherokee Credit Agreement.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million (the “Borrowing Base Deficiency”). In anticipation of the reduction in the borrowing base, we amended or exited certain of our above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that we did not exit were set to market prices at the time. At the same time, we entered into new natural gas price derivative contracts to increase the total amount of our future proved developed natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, we made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Cherokee repaid the $14 million Borrowing Base Deficiency.

Commitment Fee.  Quest Cherokee will pay a quarterly revolving commitment fee equal to 0.30% to 0.50% (depending on the utilization percentage) of the actual daily amount by which the lesser of the aggregate revolving commitment and the borrowing base exceeds the sum of the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest Rate.  Until the Second Lien Loan Agreement (as defined below) is paid in full, interest will accrue at either LIBOR plus 4.0% or the base rate plus 3.0%. After the Second Lien Loan Agreement is paid in full, interest will accrue at either LIBOR plus a margin ranging from 2.75% to 3.375% (depending on the utilization percentage) or the base rate plus a margin ranging from 1.75% to 2.375% (depending on the utilization percentage). The base rate varies daily and is generally the higher of the federal funds rate plus 0.50%, RBC’s prime rate or LIBOR plus 1.25%.

Second Lien Loan Agreement.

On July 11, 2008, concurrent with the PetroEdge acquisition, we and Quest Cherokee entered into a Second Lien Senior Term Loan Agreement (the “Second Lien Loan Agreement,” together with the Quest

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Cherokee Credit Agreement, the “Quest Cherokee Agreements”) for a six-month, $45 million term loan. Thereafter, the parties entered into the following amendments to the Second Lien Loan Agreement:

•	On October 28, 2008, we and Quest Cherokee entered into a First Amendment to Second Lien Senior Term Loan Agreement (the “First Amendment to Second Lien Loan Agreement”) to, among other things, extend the maturity date to September 30, 2009 and to amend and/or waive certain of the representations and covenants contained in the Second Lien Loan Agreement in order to rectify any possible covenant violations or non-compliance with the representations and warranties as a result or (1) the Transfers and (2) not timely settling certain intercompany accounts among QRCP, Quest Energy and Quest Midstream.

•	On June 30, 2009, we and Quest Cherokee entered into a Second Amendment to Second Lien Senior Term Loan Agreement that amended a covenant in order to defer until August 15, 2009, Quest Energy’s obligation to deliver to RBC unaudited consolidated balance sheets and related statements of income and cash flows for the fiscal quarters ending September 30, 2008 and March 31, 2009.

Payments.  The First Amendment to Second Lien Loan Agreement requires Quest Cherokee to make repayments of principal in quarterly installments of $3.8 million while amounts borrowed under the Second Lien Loan Agreement are outstanding. As of December 31, 2008, $41.2 million was outstanding under the Second Lien Loan Agreement. Quest Energy has made the quarterly principal payments subsequent to that date and management believes that we have sufficient capital resources to repay the $3.8 million principal payment due under the Second Lien Loan Agreement on August 15, 2009. Management is currently pursuing various options to restructure or refinance the Second Lien Loan Agreement. There can be no assurance that such efforts will be successful or that the terms of any new or restructured indebtedness will be favorable to us.

Interest Rate.  Interest accrues on the term loan at either LIBOR plus 9.0% (with a LIBOR floor of 3.5%) or the base rate plus 8.0%. The base rate varies daily and is generally the higher of the federal funds rate plus 0.5%, RBC’s prime rate or LIBOR plus 1.25%. Amounts due under the Second Lien Loan Agreement may be prepaid without any premium or penalty, at any time.

Restrictions on Proceeds from Asset Sales.  Subject to certain restrictions, Quest Cherokee and its subsidiaries are required to apply all net cash proceeds from sales of assets that yield gross proceeds of over $5 million to repay the amounts outstanding under the Second Lien Loan Agreement.

Covenants.  Under the terms of the Second Lien Loan Agreement, we were required by June 30, 2009 to (i) complete a private placement of our equity securities or debt, (ii) engage one or more investment banks reasonably satisfactory to RBC Capital Markets to publicly sell or privately place our common equity securities or debt, which offering must close prior to August 14, 2009 (the deadline for closing and funding the securities offering may be extended up until September 30, 2009) or (iii) engage RBC Capital Markets to arrange financing to refinance the term loan under the Second Lien Loan Agreement on the prevailing terms in the credit market. Prior to the June 30, 2009 deadline, we engaged an investment bank reasonably satisfactory to RBC Capital Markets.

Further, so long as any amounts remain outstanding under the Second Lien Loan Agreement, we and Quest Cherokee must be in compliance with a financial covenant that prohibits each of Quest Cherokee, Quest Energy or any of our respective subsidiaries from permitting Available Liquidity (as defined in the Quest Cherokee Agreements) to be less than $14 million at March 31, 2009 and to be less than $20 million at June 30, 2009.

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

General Provisions Applicable to Quest Cherokee Agreements.

Restrictions on Distributions and Capital Expenditures.  The Quest Cherokee Agreements restrict the amount of quarterly distributions we may declare and pay to our unitholders to not exceed $0.40 per common unit per quarter as long as any amounts remain outstanding under the Second Lien Loan Agreement. The $3.8 million quarterly principal payments discussed above must also be paid before any distributions may be paid and Quest Cherokee’s capital expenditures are limited to $30 million for 2009.

Security Interest.  The Quest Cherokee Credit Agreement is secured by a first priority lien on substantially all of our assets, including those of Quest Cherokee and QCOS. The Second Lien Loan Agreement is secured by a second priority lien on substantially all of our assets and those of Quest Cherokee and QCOS.

The Quest Cherokee Agreements provide that all obligations arising under the loan documents, including obligations under any hedging agreement entered into with lenders or their affiliates or BP, will be secured pari passu by the liens granted under the loan documents.

Representations, Warranties and Covenants.  We, Quest Cherokee, our general partner and our subsidiaries are required to make certain representations and warranties that are customary for credit agreements of these types. The Quest Cherokee Agreements also contain affirmative and negative covenants that are customary for credit agreements of these types.

The Quest Cherokee Agreements’ financial covenants prohibit Quest Cherokee, us and any of our subsidiaries from:

•	permitting the ratio (calculated based on the most recently delivered compliance certificate) of our consolidated current assets (including the unused availability under the revolving credit facility, but excluding non-cash assets under FAS No. 133) to consolidated current liabilities (excluding non-cash obligations under FAS No. 133, asset and asset retirement obligations and current maturities of indebtedness under the Quest Cherokee Credit Agreement) at any fiscal quarter-end to be less than 1.0 to 1.0; provided, however, that current assets and current liabilities will exclude mark-to-market values of swap contracts, to the extent such values are included in current assets and current liabilities;

•	permitting the interest coverage ratio (calculated on the most recently delivered compliance certificate) of adjusted consolidated EBITDA to consolidated interest charges at any fiscal quarter-end to be less than 2.5 to 1.0 measured on a rolling four quarter basis; and

•	permitting the leverage ratio (calculated based on the most recently delivered compliance certificate) of consolidated funded debt to adjusted consolidated EBITDA at any fiscal quarter-end to be greater than 3.5 to 1.0 measured on a rolling four quarter basis.

The Second Lien Loan Agreement contains an additional financial covenant that prohibits Quest Cherokee, us and any of our subsidiaries from permitting the total reserve leverage ratio (ratio of total proved reserves to consolidated funded debt) at any fiscal quarter-end (calculated based on the most recently delivered compliance certificate) to be less than 1.5 to 1.0.

Adjusted consolidated EBITDA is defined in the Quest Cherokee Agreements to mean the sum of (i) consolidated EBITDA plus (ii) the distribution equivalent amount (for each fiscal quarter, the amount of cash paid to the members of Quest Energy GP’s management group and non-management directors with respect to our restricted common units, bonus units and/or phantom units that are required under GAAP to be treated as compensation expense prior to vesting (and which, upon vesting, are treated as limited partner distributions under GAAP)).

Consolidated EBITDA is defined in the Quest Cherokee Agreements to mean for us and our subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income, (ii) consolidated interest charges, (iii) the amount of taxes, based on or measured by income, used or included in the determination of

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

such consolidated net income, (iv) the amount of depreciation, depletion and amortization expense deducted in determining such consolidated net income, (v) acquisition costs required to be expensed under FAS No. 141(R), (vi) fees and expenses of the internal investigation relating to the Misappropriation Transaction (as defined in the First Amendment to Second Lien Loan Agreement) and the related restructuring (which are capped at $1,500,000 for purposes of this definition), and (vii) other non-cash charges and expenses, including, without limitation, non-cash charges and expenses relating to swap contracts or resulting from accounting convention changes, of us and our subsidiaries on a consolidated basis, all determined in accordance with GAAP.

Consolidated interests charges is defined to mean for us and our subsidiaries on a consolidated basis, the excess of (i) the sum of (a) all interest, premium payments, fees, charges and related expenses of us and our subsidiaries in connection with indebtedness (net of interest rate swap contract settlements) (including capitalized interest), in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of us and our subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP over (ii) all interest income for such period.

Consolidated funded debt is defined to mean for us and our subsidiaries on a consolidated basis, the sum of (i) the outstanding principal amount of all obligations and liabilities, whether current or long-term, for borrowed money (including obligations under the Quest Cherokee Agreements, but excluding all reimbursement obligations relating to outstanding but undrawn letters of credit), (ii) attributable indebtedness pertaining to capital leases, (iii) attributable indebtedness pertaining to synthetic lease obligations, and (iv) without duplication, all guaranty obligations with respect to indebtedness of the type specified in subsections (i) through (iii) above.

We were in compliance with all of these covenants as of December 31, 2008.

Events of Default.  Events of default under the Quest Cherokee Agreements are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, failure to perform or observe covenants and agreements (subject to a 30-day cure period in certain cases), representations and warranties not being correct in any material respect when made, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness, borrowing base deficiencies, and change of control. Under the Quest Cherokee Agreements, a change of control means (i) QRCP fails to own or to have voting control over at least 51% of the equity interest of Quest Energy GP, (ii) any person acquires beneficial ownership of 51% or more of the equity interest in us; (iii) we fail to own 100% of the equity interests in Quest Cherokee, or (iv) QRCP undergoes a change in control (the acquisition by a person, or two or more persons acting in concert, of beneficial ownership of 50% or more of QRCP’s outstanding shares of voting stock, except for a merger with and into another entity where the other entity is the survivor if QRCP’s stockholders of record immediately preceding the merger hold more than 50% of the outstanding shares of the surviving entity).

Subordinated Notes — In December 2003, Quest Cherokee issued a five-year $51 million junior subordinated promissory note, of which approximately $35.8 million was attributable to our carve out operations (the “Original Note”) to ArcLight Energy Partners Fund I, L.P. (“ArcLight”), pursuant to the terms of a note purchase agreement. The Original Note bore interest at 15% per annum and was subordinate and junior in right of payment to the prior payment in full of superior debts. In connection with the purchase of the Original Note, the original limited liability company agreement for Quest Cherokee was amended and restated to, among other things, provide for Class A units and Class B units of membership interest, and ArcLight acquired all of the Class A units of Quest Cherokee in exchange for $100. The existing membership interests in Quest Cherokee owned by our subsidiaries were converted into all of the Class B units. To appropriately determine the fair value of the Class A units, we imputed a discount on the Original Note of approximately $11.3 million. Accordingly, the initial carrying value of the Original Note was approximately $24.5 million.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

During 2005, Quest Cherokee and ArcLight amended and restated the note purchase agreement to provide for the issuance to ArcLight of up to $15 million of additional 15% junior subordinated promissory notes (the “Additional Notes” and together with the Original Notes, the “Subordinated Notes”) pursuant to the terms of an amended and restated note purchase agreement and issued $15 million of Additional Notes to ArcLight, of which $11.9 million was attributable to our carve out operations.

In November 2005, the Predecessor paid approximately $66.4 million to repurchase the Subordinated Notes and accrued interest and $26.1 million to repurchase the Class A units of Quest Cherokee. In connection with this transaction, a loss on extinguishment of debt of approximately $7.6 million was recognized representing the remaining debt discount on the Subordinated Notes as of the date of the repurchase. The amount paid to repurchase the Class A units of Quest Cherokee was allocated to oil and gas properties (approximately $7.8 million) under the provisions of SFAS 141. Additionally, the Predecessor wrote-off $0.6 million in deferred loan costs related to the Original Note.

Note 5 —	Property

Oil and gas properties and other property and equipment were comprised of the following as of December 31, 2008, 2007 and 2006 (in thousands):

	Successor		Predecessor
	2008	2007	2006

Oil and gas properties under the full cost method of accounting:
Properties being amortized	$283,001	$374,631	$283,420
Properties not being amortized	1,282	5,294	7,843

Total oil and gas properties, at cost	284,283	379,925	291,263
Less: accumulated depletion, depreciation and amortization	(133,163)	(85,596)	(54,437)

Oil and gas properties, net	$151,120	$294,329	$236,826

Other property and equipment at cost	$26,133	$22,589	$21,079
Less: accumulated depreciation	(8,766)	(5,473)	(4,373)

Other property and equipment, net	$17,367	$17,116	$16,706

As of December 31, 2008, our net book value of oil and gas properties exceeded the full cost ceiling. Accordingly, a provision for impairment was recognized in the fourth quarter of 2008 of $245.6 million. The provision for impairment was primarily attributable to declines in the prevailing market prices of oil and gas at the measurement date and revisions of reserves due to further technical analysis and production of gas during 2008. See Note 19 — Supplemental Information on Oil and Gas Producing Activities (Unaudited).

Depreciation on other property and equipment is computed on the straight-line basis over the following estimated useful lives:

Buildings	25 years
Machinery and equipment	10 years
Software and computer equipment	3 to 5 years
Furniture and fixtures	10 years
Vehicles	7 years

For the year ended December 31, 2008, the period from November 15, 2007 to December 31, 2007, the period from January 1, 2007 to November 14, 2007, and the years ended December 31, 2006 and 2005,

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

depletion, depreciation and amortization expense (excluding impairment amounts discussed above) on oil and gas properties amounted to $47.8 million, $4.7 million, $26.7 million, $22.1 million and $17.8 million, respectively; and depreciation expense on other property and equipment amounted to $3.2 million, $0.3 million, $2.9 million, $2.6 million and $1.2 million, respectively.

Note 6 —	Derivative Financial Instruments

We are exposed to commodity price and interest rate risk, and management believes it prudent to periodically reduce our exposure to cash-flow variability resulting from this volatility. Accordingly, we enter into certain derivative financial instruments in order to manage exposure to commodity price risk inherent in the our and gas production operations. Specifically, we utilize futures, swaps and options. Futures contracts and commodity swap agreements are used to fix the price of expected future oil and gas sales at major industry trading locations, such as Henry Hub, Louisiana for gas and Cushing, Oklahoma for oil. Basis swaps are used to fix or float the price differential between the price of gas at Henry Hub and various other market locations. Options are used to fix a floor and a ceiling price (collar) for expected future oil and gas sales. Derivative financial instruments are also used to manage commodity price risk inherent in customer pricing requirements and to fix margins on the future sale of natural gas. Interest rate swaps are used to fix or float interest rates attributable to our existing or anticipated indebtedness.

Settlements of any exchange-traded contracts are guaranteed by the New York Mercantile Exchange (NYMEX) or the Intercontinental Exchange and are subject to nominal credit risk. Over-the-counter traded swaps, options and physical delivery contracts expose us to credit risk to the extent the counterparty is unable to satisfy its settlement commitment. We monitor the creditworthiness of each counterparty and assess the impact, if any, on fair value. In addition, we routinely exercise our contractual right to net realized gains against realized losses when settling with our swap and option counterparties.

Interest Rate Derivatives  Our Predecessor entered into interest rate derivatives to mitigate its exposure to fluctuations in interest rates on variable rate debt. These instruments were not designated as hedges and, therefore, were recorded in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occurred.

Commodity Derivatives  At December 31, 2008, 2007 and 2006, we were a party to derivative financial instruments in order to manage commodity price risk associated with a portion of our expected future sales of our oil and gas production. None of these derivative instruments have been designated as hedges. Accordingly, we record all derivative instruments in the consolidated balance sheet at fair value with changes in fair value recognized in earnings as they occur. Both realized and unrealized gains and losses associated with derivative financial instruments are currently recognized in other income (expense) as they occur.

Gains and losses associated with derivative financial instruments related to gas and oil production were as follows for the periods presented (in thousands):

	Successor		Predecessor
		November 15,	January 1,
		2007	2007
	Year Ended	to	to	Years Ended
	December 31,	December 31,	November 14,	December 31,
	2008	2007	2007	2006	2005
	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)	(Carve out)

Realized gain (loss)	$(6,388)	$389	$6,890	$(17,712)	$(26,964)
Unrealized gain (loss)	72,533	(4,972)	(346)	70,402	(46,602)

Total gain (loss) from derivative financial instruments	$66,145	$(4,583)	$6,544	$52,690	$(73,566)

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to oil and gas derivative contracts as of December 31, 2008:

	Year Ending December 31,
	2009	2010	2011	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	14,629,200	12,499,060	2,000,004	2,000,004	31,128,268
Weighted-average fixed price per Mmbtu	$7.78	$7.42	$8.00	$8.11	$7.67
Fair value, net	$38,107	$14,071	$2,441	$2,335	$56,954
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	750,000	630,000	3,549,996	3,000,000	7,929,996
Ceiling	750,000	630,000	3,549,996	3,000,000	7,929,996
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$10.00	$7.39	$7.03	$7.79
Ceiling	$15.00	$13.11	$9.88	$7.39	$9.52
Fair value, net	$3,630	$1,875	$3,144	$2,074	$10,723
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,379,200	13,129,060	5,550,000	5,000,004	39,058,264
Weighted-average fixed price per Mmbtu	$7.94	$7.55	$7.61	$7.44	$7.70
Fair value, net	$41,737	$15,946	$5,585	$4,409	$67,677

Crude Oil Swaps:
Contract volumes (Bbl)	36,000	30,000	—	—	66,000
Weighted-average fixed per Bbl	$90.07	$87.50	$—	$—	$88.90
Fair value, net	$1,246	$666	$—	$—	$1,912

F-31

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to gas derivative contracts as of December 31, 2007:

	Years Ending December 31,
	2008	2009	2010	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	8,595,876	12,629,365	10,499,225	—	31,724,466
Weighted-average fixed price per Mmbtu	$6.39	$7.70	$7.31	$—	$7.22
Fair value, net	$1,517	$1,721	$(4,565)	$—	$(1,327)
Natural Gas Collars:
Contract volumes (Mmbtu):	7,027,566	—	—	—	7,027,566
Floor	7,027,566	—	—	—	7,027,566
Ceiling
Weighted-average fixed price per Mmbtu:
Floor	$6.54	$—	$—	$—	$6.54
Ceiling	$7.53	$—	$—	$—	$7.53
Fair value, net	$(1,617)	$—	$—	$—	$(1,617)
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,623,442	12,629,365	10,499,225	—	38,752,032
Weighted-average fixed price per Mmbtu	$6.46	$7.70	$7.31	$—	$7.09
Fair value, net	$(100)	$1,721	$(4,565)	$—	$(2,944)

F-32

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following tables summarize the estimated volumes, fixed prices and fair value attributable to natural gas derivative contracts as of December 31, 2006:

	Years Ending December 31,
	2007	2008	2009	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	2,353,885	—	—	—	2,353,885
Weighted-average fixed price per Mmbtu	$7.20	$—	$—	$—	$7.20
Fair value, net	$2,107	$—	$—	$—	$2,107
Natural Gas Collars:
Contract volumes (Mmbtu):
Floor	8,432,595	7,027,566	—	—	15,460,161
Ceiling	8,432,595	7,027,566	—	—	15,460,161
Weighted-average fixed price per Mmbtu:
Floor	$6.63	$6.54	$—	$—	$6.59
Ceiling	$7.54	$7.53	$—	$—	$7.54
Fair value, net	$3,512	$(2,856)	$—	$—	$656
Natural Gas Basis Swaps:
Contract volumes (Mmbtu)	1,825,000	1,464,000	—	—	3,289,000
Weighted-average fixed price per Mmbtu	(1.15)	(1.03)	—	—	(1.10)
Fair value, net	(389)	—	—	—	(389)
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	10,786,480	7,027,566	—	—	17,814,046
Weighted-average fixed price per Mmbtu	$6.75	$6.54	$—	$—	$6.67
Fair value, net	$5,230	$(2,856)	$—	$—	$2,374

Note 7 —	Financial Instruments

Our financial instruments include commodity derivatives, debt, cash, receivables and payables. The carrying value of our debt approximates fair value as of December 31, 2008, 2007 and 2006. The carrying amount of cash, receivables and accounts payable approximates fair value because of the short-term nature of those instruments.

Fair Value — The following table sets forth, by level within the fair value hierarchy, our assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

				Netting and
	Level	Level	Level	Cash	Total Net Fair
At December 31, 2008	1	2	3	Collateral*	Value

Derivative financial instruments — assets	$—	$8,866	$64,883	$(4,160)	$69,589
Derivative financial instruments — liabilities	$—	$(224)	$(3,936)	$4,160	$—

Total	$—	$8,642	$60,947	$—	$69,589

*	Amounts represent the effect of legally enforceable master netting agreements between us and our counterparties and the payable or receivable for cash collateral held or placed with the same counterparties.

Risk management assets and liabilities in the table above represent the current fair value of all open derivative positions, excluding those derivatives designated as NPNS. We classify all of these derivative

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

instruments as “Derivative financial instrument assets” or “Derivative financial instrument liabilities” in our consolidated balance sheets.

In order to determine the fair value amounts presented above, we utilize various factors, including market data and assumptions that market participants would use in pricing assets or liabilities as well as assumptions about the risks inherent in the inputs to the valuation technique. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and parental guarantees), but also the impact of our nonperformance risk on our liabilities. We utilize observable market data for credit default swaps to assess the impact of non-performance credit risk when evaluating our assets from counterparties.

In certain instances, we may utilize internal models to measure the fair value of our derivative instruments. Generally, we use similar models to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the assets or liabilities, and market-corroborated inputs, which are inputs derived principally from or corroborated by observable market data by correlation or other means.

The following table sets forth a reconciliation of changes in the fair value of risk management assets and liabilities classified as Level 3 in the fair value hierarchy (in thousands):

Year Ended
December 31,
2008

Balance at beginning of year	$3,444
Realized and unrealized gains included in earnings	68,038
Purchases, sales, issuances, and settlements	(10,535)
Transfers into and out of Level 3	—

Balance as of December 31, 2008	$60,947

Note 8 —	Asset Retirement Obligations

The following table describes the changes to our assets retirement liability for the periods presented (in thousands):

	Successor		Predecessor
		November 15,	January 1,
		2007	2007
	Year Ended	to	to	Year Ended
	December 31,	December 31,	November 14,	December 31,
	2008	2007	2007	2006
	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)

Asset retirement obligations at beginning of year	$1,700	$1,657	$1,410	$1,150
Liabilities incurred	134	31	147	175
Liabilities settled	(22)	—	(7)	(7)
Acquisition of PetroEdge	2,193	—	—	—
Accretion	297	12	107	92
Revisions in estimated cash flows	290	—	—	—

Asset retirement obligations at end of year	$4,592	$1,700	$1,657	$1,410

F-34

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Note 9 —	Partners’ Equity

Issuance of Units

Effective November 15, 2007, we completed our initial public offering of 9.1 million common units at a price of $18.00 per unit. Total proceeds from the sale of the common units in the initial public offering were $163.8 million, before underwriting discounts and offering costs, of approximately $10.6 million and $2.1 million, respectively. At the closing of the initial public offering, QRCP transferred its ownership interest in Quest Cherokee (which owned all of the Predecessor’s Cherokee Basin gas and oil leases) and QCOS (which owned all of the Cherokee Basin field equipment and vehicles) in exchange for 3,201,521 common units and 8,857,981 subordinated units and a 2% general partner interest.

Common Units

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.40 per common unit plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

The subordination period will extend until the first day of any quarter beginning after December 31, 2012 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined in our partnership agreement) generated during each of the three consecutive, non-overlapping four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units during those periods on a fully diluted basis during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove Quest Energy GP other than for cause and units held by it and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	Quest Energy GP will have the right to convert its 2% general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

The common units have limited voting rights as set forth in our partnership agreement.

Pursuant to the partnership agreement, if at any time Quest Energy GP and its affiliates own more than 80% of the common units outstanding, Quest Energy GP has the right, but not the obligation, to “call” or acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then current market value. Quest Energy GP may assign this call right to any of its affiliates or to us.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Subordinated Units

During the subordination period, the subordinated units have no right to receive distributions of available cash from operating surplus until the common units receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.40 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. No arrearages will be paid to subordinated units.

The subordinated units may convert to common units on a one-for-one basis when certain conditions as set forth in our partnership agreement are met. Our partnership agreement also sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders, subordinated unitholders and Quest Energy GP will receive.

The subordinated units have limited voting rights as set forth in our partnership agreement.

General Partner Interest

Quest Energy GP owns the 2% general partner interest in us. This interest entitles it to receive distributions of available cash from operating surplus as discussed further below under Cash Distributions. Our partnership agreement sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders, subordinated unitholders and general partner will receive.

The general partner units have the management rights as set forth in our partnership agreement.

Allocations of Net Income

Net income is allocated between Quest Energy GP and the common and subordinated unitholders in accordance with the provisions of our partnership agreement. Net income is generally allocated first to Quest Energy GP and the common and subordinated unitholders in an amount equal to the net losses allocated to Quest Energy GP and the common and subordinated unitholders in the current and prior tax years under the partnership agreement. The remaining net income is allocated to Quest Energy GP and the common and subordinated unitholders in accordance with their respective percentage interests of the general partner units, common units and subordinated units.

Cash Distributions

We suspended distributions on all of our units starting with the distribution for the fourth quarter of 2008. We are uncertain of the date we might resume making quarterly distributions.

If distributions are ever resumed, within 45 days after the end of each quarter, we will distribute all of our available cash (as defined in the partnership agreement) to Quest Energy GP and unitholders of record on the applicable record date. The amount of available cash generally is all cash on hand at the end of the quarter; less the amount of cash reserves established by Quest Energy GP to provide for the proper conduct of our business, to comply with applicable law, any of our debt instruments, or other agreements or to provide funds for distributions to unitholders and to Quest Energy GP for any one or more of the next four quarters; plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under the credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Our partnership agreement requires that we make distributions of available cash from operating surplus, if any, for any quarter during the subordination period in the following manner (assuming Quest Energy GP maintains its 2% general partner interest):

•	first, 98% to the holders of common units and 2% to Quest Energy GP, until each common unit has received a minimum quarterly distribution of $0.40 plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to Quest Energy GP, until each subordinated unit has received a minimum quarterly distribution of $0.40;

•	third, 98% to all unitholders, pro rata, and 2% to Quest Energy GP, until each unit has received a distribution of $0.46;

•	fourth, 85% to all unitholders, pro rata, and 15% to Quest Energy GP, until each unit has received a distribution of $0.50; and

•	thereafter, 75% to all unitholders, pro rata, and 25% to Quest Energy GP.

Quest Energy GP is entitled to incentive distributions if the amount we distribute with respect to one quarter exceeds specified target levels shown below:

		Marginal Percentage
		Interest in
	Total Quarterly	Distributions
	Distributions	Limited	General
	Target Amount	Partner	Partner

Minimum quarterly distribution	$0.40	98%	2%
First target distribution	Up to $0.46	98%	2%
Second target distribution	Above $0.46, up to $0.50	85%	15%
Thereafter	Above $0.50	75%	25%

Equity Compensation Plans

We have an equity compensation plan for our employees, consultants and non-employee directors pursuant to which unit awards may be granted. During 2008, 30,000 restricted common units were awarded under our long-term incentive plan, of which, 15,000 vested in 2008 and the remaining 15,000 vests ratably over two years. As of December 31, 2008, there were approximately 2.1 million units available for future awards.

Note 10 —	Net Income Per Limited Partner Unit

Subject to applicability of Emerging Issues Task Force Issue No. 03-06 (“EITF 03-06”), Participating Securities and the Two-Class Method under Financial Accounting Standards Board (“FASB”) Statement No. 128, as discussed below, Partnership income is allocated 98% to the limited partners, including the holders of subordinated units, and 2% to the general partner. Income allocable to the limited partners is first allocated to the common unitholders up to the quarterly minimum distribution of 0.40 per unit, with remaining income allocated to the subordinated unitholders up to the minimum distribution amount. Basic and diluted net income per common and subordinated partner unit is determined by dividing net income attributable to common and subordinated partners by the weighted average number of outstanding common and subordinated partner units during the period.

EITF 03-06 addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity when, and if, it declares dividends on its common stock (or partnership distributions to unitholders). Under EITF 03-06, in accounting periods where the Partnership’s aggregate net income exceeds aggregate dividends

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

declared in the period, the Partnership is required to present earnings per unit as if all of the earnings for the periods were distributed.

Earnings per limited partner unit are presented for the year ended December 31, 2008 and the period November 15, 2007 through December 31, 2007. The following table sets forth the computation of basic and diluted net loss per limited partner unit (in thousands, except unit and per unit data):

		November 15,
		2007
	Year Ended	to
	December 31,	December 31,
	2008	2007

Net loss	$(173,932)	$(19,206)
Less: General partner 2.0% ownership	(3,479)	(384)

Net loss available to limited and subordinated partners	$(170,453)	$(18,822)

Basic and diluted weighted average number of units:
Common units	12,309,432	12,301,521
Subordinated units	8,857,981	8,857,981
Basic and diluted net loss per limited partner unit	$(8.05)	$(0.89)

Note 11 —	Commitments and Contingencies

Litigation

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. We will record a liability related to our legal proceedings and claims when we have determined that it is probable that we will be obligated to pay and the related amount can be reasonably estimated, and we will disclose the related facts in the footnotes to our financial statements, if material. If we determine that an obligation is reasonably possible, we will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. Except for those legal proceedings listed below, we believe there are no pending legal proceedings in which we are currently involved which, if adversely determined, could have a material adverse effect on our financial position, results of operations or cash flow. We intend to defend vigorously against the claims described below. We are unable to predict the outcome of these proceedings or reasonably estimate a range of possible loss that may result. Like other oil and natural gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M U.S., District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

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NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma against us, Quest Energy GP and QRCP and certain of our current and former officers and directors. The complaints were filed by certain unitholders on behalf of themselves and other unitholders who purchased our common units between November 7, 2007 and August 25, 2008 and by certain stockholders on behalf of themselves and other stockholders who purchased QRCP’s common stock between May 2, 2005 and August 25, 2008. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of QRCP to entities controlled by our former chief executive officer, Jerry D. Cash. The complaints also allege that, as a result of these actions, our unit price and the stock price of QRCP was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. Various individual plaintiffs have filed multiple rounds of motions seeking appointment as lead plaintiff, however the court has not yet ruled on these motions and appointed a lead plaintiff. Once a lead plaintiff is appointed, the lead plaintiff must file a consolidated amended complaint within 60 days after being appointed. No further activity is expected in the purported class action until a lead plaintiff is appointed and an amended consolidated complaint is filed. We, QRCP and Quest Energy GP intend to defend vigorously against plaintiffs’ claims.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC Case No. 07-1225-MLB in the U.S. District Court, District of Kansas, filed August 6, 2007

Quest Cherokee was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee has answered the complaint and denied plaintiffs’ claims. Discovery in that case is ongoing. Quest Cherokee intends to defend vigorously against these claims.

Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, in the District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

Quest Cherokee Oilfield Service, LLC (“QCOS”) was named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. Various

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motions for summary judgment have been filed and denied by the court. It is expected that the court will set this matter for trial in Fall 2009. QCOS intends to defend vigorously against plaintiffs’ claims.

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al, CJ-2009-1078, in the District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

QCOS was named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed above. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. QCOS will vigorously defend the declaratory action.

Billy Bob Willis, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00063, District Court of Nowata County, State of Oklahoma, filed April 28, 2009.

QRCP, et al. were named in the above-referenced lawsuit. The lawsuit has not been served. At this time and due to the recent filing of the lawsuit, we are unable to provide further detail.

Berenice Urias v. Quest Cherokee, LLC, et al., CV-2008-238C in the Fifth Judicial District, County of Lea, State of New Mexico (Second Amended Complaint filed September 24, 2008)

Quest Cherokee was named in this wrongful death lawsuit filed by Berenice Urias. Plaintiff is the surviving fiancée of the decedent Montano Moreno. The decedent was killed while working for United Drilling, Inc. United Drilling was transporting a drilling rig between locations when the decedent was electrocuted. All claims against Quest Cherokee have been dismissed with prejudice.

Juana Huerter v. Quest Cherokee Oilfield Services, LLC, et al., Case No. 2008 CV-50, District Court of Neosho County, State of Kansas, filed May 5, 2008

QCOS, et al. was named in this personal injury lawsuit arising out of an automobile collision. Initial written discovery is being conducted. There is no pending trial date. QCOS intends to defend vigorously against this claim.

Bradley Haviland, Jr., v. Quest Cherokee Oilfield Services, LLC, et al., Case No. 2008 CV-78, District Court of Neosho County, State of Kansas, filed July 25, 2008

QCOS, et al. were named in this personal injury lawsuit arising out of an automobile collision. There is no pending trial date. QCOS intends to defend vigorously against this claim.

Litigation Related to Oil and Gas Leases

Quest Cherokee was named as a defendant or counterclaim defendant in several lawsuits in which the plaintiff claims that oil and gas leases owned and operated by Quest Cherokee have either expired by their terms or, for various reasons, have been forfeited by Quest Cherokee. Those lawsuits were originally filed in the district courts of Labette, Montgomery, Wilson, and Neosho Counties, Kansas. Quest Cherokee has drilled wells on some of the oil and gas leases in issue and some of those oil and gas leases do not have a well located thereon but have been unitized with other oil and gas leases upon which a well has been drilled. As of March 1, 2009, the total amount of acreage covered by the leases at issue in these lawsuits was approximately 4,808 acres. Quest Cherokee intends to vigorously defend against those claims. Following is a list of those cases:

Roger Dean Daniels v. Quest Cherokee, LLC, Case No. 06-CV-61, in the District Court of Montgomery County, State of Kansas, filed May 5, 2006 (on appeal)

Carol R. Knisely, et al. v. Quest Cherokee, LLC, Case No. 07-CV-58-I, in the District Court of Montgomery County, State of Kansas, filed April 16, 2007

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Quest Cherokee, LLC v. David W. Hinkle, et al., Case No. 2006-CV-74, in the District Court of Labette County, State of Kansas, filed September 5, 2006

Scott Tomlinson, et al. v. Quest Cherokee, LLC, Case No. 2007-CV-45, in the District Court of Wilson County, State of Kansas, filed August 29, 2007

Ilene T. Bussman et al. v. Quest Cherokee, LLC, Case No. 07-CV-106-PA, in the District Court of Labette County, State of Kansas, filed November 26, 2007

Gary Dale Palmer, et al. v. Quest Cherokee, LLC, Case No. 07-CV-107-PA, in the District Court of Labette County, State of Kansas, filed November 26, 2007

Richard L. Bradford, et al. v. Quest Cherokee, LLC, Case No. 2008-CV-67, in the District Court of Wilson County, Kansas, filed September 18, 2008 (Quest Cherokee has resolved these claims as part of a settlement)

Richard Winder v. Quest Cherokee, LLC, Case Nos. 07-CV-141 and 08-CV-20, in the District Court of Wilson County, Kansas, filed December 7, 2007, and February 27, 2008

Housel v. Quest Cherokee, LLC, 06-CV-26-I, in the District Court of Montgomery County, State of Kansas, filed March 2, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Charles Housel and Meredith Housel on March 2, 2006. Plaintiffs allege that the primary term of the lease at issue has expired and that based upon non-production, plaintiffs are entitled to cancellation of said lease. A judgment was entered against Quest Cherokee on May 15, 2006. Quest Cherokee, however, was never properly served with this lawsuit and did not learn of this lawsuit until on or about April 23, 2007. Quest Cherokee filed a Motion to Set Aside Default Judgment and the parties have since agreed to set aside the default judgment that was entered. Quest Cherokee has answered the complaint. On April 1, 2008, Quest Cherokee sought leave from the court to bring a third party claim against Layne Energy Operating, LLC (“Layne”) on the basis that it, among other things, has committed a trespass and has converted the well and gas and/or proceeds at issue. Quest Cherokee was granted leave to file its claim against Layne. Layne has moved to dismiss the Third Party Petition and Quest Cherokee has objected. Quest Cherokee intends to defend vigorously against plaintiffs’ claims and pursue vigorously its claims against Layne.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. 04-C-100-PA in the District Court of Labette County, State of Kansas, filed on September 1, 2004

Quest Cherokee and Bluestem were named as defendants in a lawsuit filed by Central Natural Resources, Inc. (“Central Natural Resources”) on September 1, 2004 in the District Court of Labette County, Kansas. Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem purchases and gathers the gas produced by Quest Cherokee. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser and has damaged its coal through its drilling and production operations. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged that Bluestem converted the gas and seeks an accounting for all gas purchased by Bluestem from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. If Quest Cherokee prevails on that issue, then the Plaintiff’s claims against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane gas were filed by Quest Cherokee and the plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. Plaintiff appealed the summary judgment and

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the Kansas Supreme Court has issued an opinion affirming the District Court’s decision and has remanded the case to the District Court for further proceedings consistent with that decision. Quest Cherokee and Bluestem intend to defend vigorously against these claims.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. CJ-06-07 in the District Court of Craig County, State of Oklahoma, filed January 17, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff seeks to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contends it has valid leases from the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee has answered the petition and discovery has been stayed by agreement of the parties. Quest Cherokee intends to defend vigorously against these claims.

Edward E. Birk, et ux., and Brian L. Birk, et ux., v. Quest Cherokee, LLC, Case No. 09-CV-27, in the District Court of Neosho County, State of Kansas, filed April 23, 2009

Quest Cherokee was named as a defendant in a lawsuit filed by Edward E. Birk, et ux., and Brian L. Birk, et ux., on April 23, 2009. In that case, the plaintiffs claim that they are entitled to an overriding royalty interest (1/16th in some leases, and 1/32nd in some leases) in 14 oil and gas leases owned and operated by Quest Cherokee. Plaintiffs contend that Quest Cherokee has produced oil and/or gas from wells located on or unitized with those leases, and that Quest has failed to pay plaintiffs their overriding royalty interest in that production. Quest’s answer date is June 15, 2009. We are investigating the factual and legal basis for these claims and intend to defend against them vigorously based upon the results of the investigation.

Robert C. Aker, et al. v. Quest Cherokee, LLC, et al., U.S. District Court for the Western District of Pennsylvania, Case No. 3-09CV101, filed April 16, 2009

Quest Cherokee, et al. were named as defendants in this action where plaintiffs seek a ruling invalidating certain oil and gas leases. Quest Cherokee has not answered and no discovery has taken place. Quest Cherokee is investigating whether it is a proper party to this lawsuit and intends to vigorously defend against this claim.

Other

Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-91, in the District Court of Neosho County, State of Kansas, filed July 19, 2007; and Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-46, in the District Court of Wilson County, State of Kansas, filed September 4, 2007

Quest Cherokee was named as a defendant in two lawsuits filed by Well Refined Drilling Company in the District Court of Neosho County, Kansas (Case No. 2007 CV 91) and in the District Court of Wilson County, Kansas (Case No. 2007 CV 46). In both cases, plaintiff contends that Quest Cherokee owes certain sums for services provided by the plaintiff in connection with drilling wells for Quest Cherokee. Plaintiff has also filed mechanics liens against the oil and gas leases on which those wells are located and also seeks foreclosure of those liens. Quest Cherokee has answered those petitions and has denied plaintiff’s claims. Discovery in those cases is ongoing. Quest Cherokee intends to defend vigorously against these claims.

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Larry Reitz, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00076, District Court of Nowata County, State of Oklahoma, filed May 15, 2009.

QRCP, et al. were named in the above-referenced lawsuit. The lawsuit was served on May 22, 2009. Defendants have not answered and no discovery has taken place. Plaintiffs allege that defendants have wrongfully deducted costs from the royalties of plaintiffs and have engaged in self-dealing contracts and agreements resulting in a less than market price for production. Plaintiffs seek unspecified actual and punitive damages. Defendants intend to defend vigorously against this claim.

Barbara Cox v. Quest Cherokee, LLC, U.S. District Court for the District of New Mexico, Case No. CIV-08-0546, filed April 18, 2008

Quest Cherokee was named in this lawsuit by Barbara Cox. Plaintiff is a landowner in Hobbs, New Mexico and owns the property where the Quest State 9-4 Well was drilled and plugged. Plaintiff alleges that Quest Cherokee violated the New Mexico Surface Owner Protection Act and has committed a trespass and nuisance in the drilling and maintenance of the well. Quest Cherokee denies the allegations of plaintiff. Plaintiff has not articulated any firm damage numbers. Quest Cherokee intends to defend vigorously against plaintiff’s claims.

Environmental Matters — As of December 31, 2008, there were no known environmental or regulatory matters related to our operations which are reasonably expected to result in a material liability to us. Like other oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore, it is extremely difficult to reasonably quantify future environmental related expenditures.

Operating Lease Commitments — We have operating leases for office space, warehouse facilities and office equipment expiring in various years through 2013.

Future minimum rental payments under all non-cancelable operating leases as of December 31, 2008, were as follows (in thousands):

Year ending December 31,
2009	$174
2010	149
2011	147
2012	144
2013	82
Thereafter	—

Total minimum lease obligations	$696

Total rental expense under operating leases was approximately $0.1 million, $6 thousand, $48 thousand, $18 thousand and $42 thousand for the year ended December 31, 2008, the periods from November 15, 2007 to December 31, 2007 and from January 1, 2007 to November 14, 2007, and the years ended December 31, 2006 and 2005, respectively.

Financial Advisor Contract — In January 2009, Quest Energy GP engaged a financial advisor to us in connection with the review of our strategic alternatives. Under the terms of the agreement, the financial advisor received a one-time advisory fee of $50,000 in January 2009 and is entitled to additional monthly advisory fees of $25,000 for a minimum period of six months payable on the last day of the month beginning January 31, 2009. In addition, the financial advisor is entitled to fees, which are not currently estimable, if certain transactions occur.

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Note 12 —	Other Assets

Deferred Financing Costs — The remaining unamortized deferred financing costs at December 31, 2008, 2007 and 2006 were $3.1 million, $3.5 million and $9.5, respectively, and are being amortized over the life of the related credit facilities. In November 2007, the credit facilities with Guggenheim Corporate Funding, LLC were repaid, resulting in a charge of $9.0 million in unamortized loan fees, which are included with interest expense in 2007.

Note 13 —	Supplemental Cash Flow Information

	Successor		Predecessor
		November 15,	January 1,
		2007	2007
	Year Ended	to	to
	December 31,	December 31,	November 14,	Year Ended December 31,
	2008	2007	2007	2006	2005
	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)	(Carve out)

Cash paid for interest	$11,526	$4,714	$23,828	$20,913	$10,315
Cash paid for income taxes	$—	$—	$—	$—	$—

Note 14 —	Related Party Transactions

We and other parties entered into various documents and agreements that effected our initial public offering and related transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of our initial public offering. These agreements were not the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, were paid from the proceeds of the offering.

Omnibus Agreement.  We entered into an omnibus agreement with QRCP that governs our relationship with it and its subsidiaries with respect to certain matters not governed by the management services agreement.

Under the omnibus agreement, QRCP and its subsidiaries agreed to give us a right to purchase any natural gas or oil wells or other natural gas or oil rights and related equipment and facilities that they acquire within the Cherokee Basin, but not including any midstream or downstream assets. Except as provided above, QRCP will not be restricted, under either our partnership agreement or the omnibus agreement, from competing with us and may acquire, construct or dispose of additional gas and oil properties or other assets in the future without any obligation to offer us the opportunity to acquire those assets.

Under the omnibus agreement, QRCP will indemnify us for three years after the closing of our initial public offering against certain potential environmental claims, losses and expenses associated with the operation of the assets occurring before the closing date of the offering. Additionally, QRCP will indemnify us for losses attributable to title defects (for three years after the closing of the offering), retained assets and income taxes attributable to pre-closing operations (for the applicable statute of limitations). QRCP’s maximum liability for the environmental indemnification obligations will not exceed $5.0 million and QRCP will not have any indemnification obligation for environmental claims or title defects until our aggregate losses exceed $0.5 million. QRCP will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of the offering. We have agreed to indemnify QRCP against environmental liabilities related to our assets to the extent QRCP is not required to indemnify us. We also will indemnify QRCP for all losses attributable to the

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post-closing operations of the assets contributed to us, to the extent not subject to QRCP’s indemnification obligations.

Any or all of the provisions of the omnibus agreement, other than the indemnification provisions described above, will be terminable by QRCP at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The omnibus agreement will also terminate in the event of a change of control of us or our general partner.

Midstream Services Agreement.  We became a party to an existing midstream services and gas dedication agreement between QRCP and Quest Midstream pursuant to which Quest Midstream gathers substantially all of the gas from wells operated by us in the Cherokee Basin. The initial term of the midstream services agreement expires on December 1, 2016, with two additional five-year extension periods that may be exercised by either party upon 180 days’ notice. The fees charged under the midstream services agreement are subject to renegotiation upon the exercise of each five-year extension period.

Under the midstream services agreement, Quest Midstream was initially paid fees equal to $0.50 per Mmbtu of gas for gathering, dehydration and treating services and $1.10 per Mmbtu of gas for compression services. The fees are subject to an annual adjustment to be determined by multiplying each of the gathering services fee and the compression services fee by the sum of (i) 0.25 times the percentage change in the producer price index for the prior calendar year and (ii) 0.75 times the percentage change in the Southern Star first of month index for the prior calendar year. Such adjustment will be calculated within 60 days after the beginning of each year, but will be retroactive to the beginning of the year. Such fees will never be reduced below the initial rates described above. For 2008, the fees were $0.51 per Mmbtu of gas for gathering, dehydration and treating services and $1.13 per Mmbtu of gas for compression services. For 2009, the fees are $0.596 per Mmbtu of gas for gathering, dehydration and treating services and $1.319 per Mmbtu of gas for compression services. Such fees are subject to renegotiation in connection with each renewal period. In addition, at any time after each five year anniversary of the date of the midstream services agreement, each party will have a one-time option to elect to renegotiate the fees and/or the basis for the annual adjustment to the fees if the party believes there has been a material change to the economic returns or financial condition of either party. If the parties are unable to agree on the changes, if any, to be made to such terms, then the parties will enter into binding arbitration to resolve any dispute with respect to such terms.

In accordance with the midstream services agreement, we bear the cost to remove and dispose of free water from our gas prior to delivery to Quest Midstream and of all fuel requirements necessary to perform the gathering and midstream services, plus any lost and unaccounted for gas.

Quest Midstream has an exclusive option for sixty days to connect to its gathering system each of the gas wells that we develop in the Cherokee Basin. In addition, Quest Midstream will be required to connect to its gathering system, at its expense, any new gas wells that we complete in the Cherokee Basin if Quest Midstream would earn a specified internal rate of return from those wells. This rate of return is subject to renegotiation once after the fifth anniversary of the agreement and once during each renewal period at the election of either party. Quest Midstream also has the sole discretion to cease providing services on all or any part of its gathering system if it determines that continued operation is not economically justified. If Quest Midstream elects to do so, it must provide us with 90 days written notice and will offer us the right to purchase that part of the terminated system. If we do acquire that part of the system and it remains connected to any other portion of Quest Midstream’s gathering system, then we may deliver our gas from the terminated system to Quest Midstream’s system, and a fee for any services provided by Quest Midstream will be negotiated.

In addition, Quest Midstream agreed to install the saltwater disposal lines for our gas wells connected to Quest Midstream’s gathering system for an initial fee of $1.25 per linear foot and connect such lines to our saltwater disposal wells for a fee of $1,000 per well, subject to an annual adjustment based on changes in the

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Employment Cost Index for Natural Resources, Construction, and Maintenance. For 2008, the fees were $1.29 per linear foot to install saltwater disposal lines and $1,030 per well to connect such lines to our saltwater disposal wells. For 2009, the fees are $1.33 per linear foot to install saltwater disposal lines and $1,061 per well to connect such lines to our saltwater disposal wells.

For the year ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007, we paid approximately $35.5 million and $4.3 million, respectively, to Quest Midstream under the midstream services agreement.

Management Services Agreement.  We entered into a management services agreement with Quest Energy Service pursuant to which Quest Energy Service provide us with legal, information technology, accounting, finance, insurance, tax, property management, engineering, administrative, risk management, corporate development, commercial and marketing, treasury, human resources, audit, investor relations and acquisition services in respect of opportunities for us to acquire long-lived, stable and proved oil and gas reserves.

We reimburse Quest Energy Service for the reasonable costs of the services it provides to us. The employees of Quest Energy Service also manage the operations of QRCP and Quest Midstream and will be reimbursed by QRCP and Quest Midstream for general and administrative services incurred on their respective behalf. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to Quest Energy Service by its affiliates. For the year ended December 31, 2008 and the period from November 15, 2007 to December 31, 2007, we paid approximately $10.6 million and $1.8 million, respectively, to Quest Energy Service under this agreement. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Our general partner has the right and the duty to review the services provided, and the costs charged, by Quest Energy Service under the management services agreement. Our general partner may in the future cause us to hire additional personnel to supplement or replace some or all of the services provided by Quest Energy Service, as well as employ third-party service providers. If we were to take such actions, they could increase the overall costs of our operations.

The management services agreement is not terminable by us without cause so long as QRCP controls our general partner. Thereafter, the agreement is terminable by either us or Quest Energy Service upon six months’ notice. The management services agreement is terminable by us or QRCP upon a material breach of the agreement by the other party and failure to remedy such breach for 60 days (or 30 days in the event of nonpayment) after receiving notice of the breach.

Quest Energy Service will not be liable to us for its performance of, or failure to perform, services under the management services agreement unless its acts or omissions constitute gross negligence or willful misconduct.

Midstream Omnibus Agreement.  We are subject to the Omnibus Agreement dated as of December 22, 2006, among Quest Midstream, Quest Midstream’s general partner, Quest Midstream’s operating subsidiary and QRCP so long as we are an affiliate of QRCP and QRCP or any of its affiliates controls Quest Midstream.

The midstream omnibus agreement restricts us from engaging in the following businesses (each of which is referred to in this report as a “Restricted Business”):

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

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•	any line of business other than those described in the preceding bullet points that generates “qualifying income”, within the meaning of Section 7704(d) of the Code, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

If a business described in the last bullet point above has been offered to Quest Midstream and it has declined the opportunity to purchase that business, then that line of business is no longer considered a Restricted Business.

The following are not considered a Restricted Business:

•	the ownership of a passive investment of less than 5% in an entity engaged in a Restricted Business;

•	any business in which Quest Midstream permits us to engage;

•	the ownership or operation of assets used in a Restricted Business if the value of the assets is less than $4 million; and

•	any business that we have given Quest Midstream the option to acquire and it has elected not to purchase.

Subject to certain exceptions, if we were to acquire any midstream assets in the future pursuant to the above provisions, then Quest Midstream will have a preferential right to acquire those midstream assets in the event of a sale or transfer of those assets by us.

If we acquire any acreage located outside the Cherokee Basin that is not subject to any existing agreement with an unaffiliated party to provide midstream services, Quest Midstream will have a preferential right to offer to provide midstream services to us in connection with wells to be developed by us on that acreage.

Contribution, Conveyance and Assumption Agreement.  We entered into a contribution, conveyance and assumption agreement to effect, among other things, the transfer of the assets, liabilities and operations of QRCP located in the Cherokee Basin (other than its midstream assets) to us at the closing of our initial public offering, the issuance of 3,201,521 common units and 8,857,981 subordinated units to QRCP and the issuance to our general partner of 431,827 general partner units and the incentive distribution rights. We will indemnify QRCP for liabilities arising out of or related to existing litigation relating to the assets, liabilities and operations located in the Cherokee Basin transferred to us.

Note 15 —	Employee Benefit Plan and Stock-Based Awards with Related Party

Substantially all of our employees are covered by QRCP’s profit sharing plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make contributions to the plan by electing to defer some of their compensation. Any match is discretionary; however, historically QRCP has matched 100% of total contributions up to a total of five percent of employees’ annual compensation. QRCP’s matching contribution vests using a graduated vesting schedule over six years of service. During the year ended December 31, 2008, the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007 and the years ended December 31, 2006 and 2005, QRCP made cash contributions to the plan of $0.6 million, $0.1 million, $0.5 million, $0.4 million and $0.4 million, respectively.

QRCP granted various types of stock-based awards (including stock options and restricted stock) and accounted for stock-based compensation at fair value under the provisions of SFAS 123(R). The compensation expense recorded at the QRCP level was recorded against additional-paid-in-capital. Our Predecessor recorded the portion of QRCP’s compensation expense through our Predecessor’s partners’ capital account. Our portion of the compensation expense recorded was $5.3 million, $1.0 million and $1.2 million from January 1, 2007 to November 14, 2007, and the years ended December 31, 2006 and 2005, respectively. Subsequent to our

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initial public offering, all compensation expense was recorded in QRCP’s equity and pushed down to us through the management services agreement, discussed above.

We also recorded $35,000 in compensation expense for the 30,000 common unit awards we granted in 2008. As of December 31, 2008, there is $0.2 million of unrecognized compensation expense related to these common units.

Note 16 —	Restatement

As reported on a Current Report on Form 8-K initially filed on January 2, 2009 and amended on February 6, 2009, on December 31, 2008, the board of directors of Quest Energy GP determined that our audited consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007, our unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 and the Predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007 should no longer be relied upon as the result of the discovery of the Transfers to entities controlled by Quest Energy GP’s former chief executive officer, Mr. Jerry D. Cash. Additionally, the amended 8-K reported that our management had concluded that the reported cash balances and partners’ equity of the Predecessor will be reduced by a total of $9.5 million as of November 14, 2007, which represents the total amount of the Transfers that had been funded by Quest Cherokee as of the closing of our initial public offering. Our management concluded that such Transfers had indirectly resulted in Quest Cherokee borrowing an additional $9.5 million under its credit facilities prior to November 15, 2007. QRCP repaid this additional indebtedness of Quest Cherokee at the closing of our initial public offering. We have no obligation to repay such amount to QRCP. Notwithstanding the foregoing, our reported cash balances and partners’ equity as of December 31, 2007 and June 30, 2008 continued to reflect the Transfers and accordingly were overstated by $10 million (consisting of the $9.5 million funded by Quest Cherokee that had been repaid by QRCP at the closing of our initial public offering and an additional $0.5 million that was recorded on our balance sheet in error — the additional $0.5 million was funded after the closing of our initial public offering by another subsidiary of QRCP in which we have no ownership interest).

Management identified other errors in these financial statements, as described below, and the board of directors concluded that we had, and as of December 31, 2008 continued to have, material weaknesses in our internal control over financial reporting.

The Form 10-K/A for the year ended December 31, 2008, to which these consolidated financial statements form a part, includes our restated consolidated financial statements as of December 31, 2007 and for the period from November 15, 2007 to December 31, 2007 and our Predecessor’s restated carve out financials as of and for the years ended December 31, 2005 and 2006, and for the period from January 1, 2007 to November 14, 2007. We recently filed amended Quarterly Reports on Form 10-Q/A, including restated quarterly consolidated financial statements, for the quarters ended March 31, 2008 and June 30, 2008 and a Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

As a result of the Transfers, the restated consolidated financial statements show a decrease in partners’ equity for periods ended on and after December 31, 2007 of $9.5 million. The Transfers began in June of 2004 and continued through July 1, 2008, but as a result of certain repayments and the amounts involved, the cash balance and partners’ equity as reported on our consolidated balance sheet as of December 31, 2004 were not materially inaccurate as a result of the Transfers made prior to that date.

Although the items listed below comprise the most significant errors (by dollar amount), numerous other errors were identified and restatement adjustments made. We have recorded restatement adjustments to properly reflect the amounts as of and for the periods affected, including the amounts included in Note 18 — Supplemental Financial Information — Quarterly Financial Data (Unaudited). The tables below present

F-48

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

previously reported partners’ equity, major restatement adjustments and restated partners’ equity as well as previously reported net income (loss), major restatement adjustments and restated net income (loss) as of and for the periods indicated (in thousands):

	Successor	Predecessor
	As of December 31,
	2007	2006	2005

Partners’ equity as previously reported	$228,760	$51,091	$69,547
A — Effects of the transfers	(9,500)	(8,000)	(2,000)
B — Reversal of hedge accounting	707	(2,389)	(8,177)
C — Accounting for formation of Quest Cherokee	(15,102)	(15,102)	(15,102)
D — Capitalization of costs in full cost pool	(24,007)	(12,671)	(5,388)
E — Recognition of costs in proper periods	(1,540)	(233)	(272)
F — Depreciation, depletion and amortization	11,920	8,249	4,054
G — Impairment of oil and gas properties	30,719	30,719	—
H — Other errors	(2,227)	(4,910)	(3,920)

Partners’ equity as restated	$219,730	$46,754	$38,742

	Successor	Predecessor
	November 15,	January 1,
	2007 to	2007 to	Year Ended	Year Ended
	December 31,	November 14,	December 31,	December 31,
	2007	2007	2006	2005

Net income (loss) as previously reported	$(18,511)	$(19,191)	$(47,549)	$(25,192)
A — Effects of the transfers	—	(1,500)	(6,000)	(2,000)
B — Reversal of hedge accounting	1,110	73	53,387	(42,854)
C — Accounting for formation of Quest Cherokee	—	—	—	(10,319)
D — Capitalization of costs in full cost pool	(1,839)	(9,497)	(7,283)	(5,388)
E — Recognition of costs in proper periods	—	(1,307)	39	(80)
F — Depreciation, depletion and amortization	335	3,336	4,195	1,448
G — Impairment of oil and gas properties	—	—	30,719	—
H — Other errors	(301)	(1,088)	1,625	(922)

Net income (loss) as restated	$(19,206)	$(29,174)	$29,133	$(85,307)

The most significant errors (by dollar amount) consist of the following:

(A) The Transfers, which were not approved expenditures, were not properly accounted for as losses. As a result of these losses not being recorded, cash and partners’ equity were overstated as of December 31, 2007, 2006 and 2005, and loss from misappropriation of funds was understated and net income was overstated for the period from January 1, 2007 to November 14, 2007 and for the years ended December 31, 2006 and 2005.

(B) Hedge accounting was inappropriately applied for our commodity derivative instruments and the valuation of commodity derivative instruments was incorrectly computed. The fair value of the commodity derivative instruments previously reported were (under) over stated by $(2.6) million, $0.5 million and

F-49

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

$6.3 million as of December 31, 2007, 2006 and 2005, respectively. In addition, we incorrectly presented realized gains and losses related to commodity derivative instruments within oil and gas sales. As a result of these errors, current and long-term derivative financial instrument assets, current and long-term derivative financial instrument liabilities, accumulated other comprehensive income and partners’ equity were misstated as of December 31, 2007, 2006 and 2005, and oil and gas sales and gain (loss) from derivative financial instruments were misstated for the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007 and for the years ended December 31, 2006 and 2005.

(C) Errors were identified in the accounting for the formation of Quest Cherokee in December 2003 in which: (i) no value was ascribed to the subsidiary Class A units that were issued to ArcLight in connection with the transaction, (ii) a debt discount (and related accretion) was not recorded, (iii) transaction costs were inappropriately capitalized to oil and gas properties, and (iv) subsequent to December 2003, interest expense was improperly stated as a result of these errors. In 2005, the debt relating to this transaction was repaid and the Class A units were repurchased. Due to the errors that existed in the previous accounting, additional errors resulted in 2005 including: (i) a loss on extinguishment of debt was not recorded, and (ii) oil and gas properties, pipeline assets were overstated. Subsequent to the 2005 transaction, depreciation, depletion and amortization expense was also overstated due to these errors.

(D) Certain general and administrative expenses unrelated to oil and gas production were inappropriately capitalized to oil and gas properties, and certain operating expenses were inappropriately capitalized to oil and gas properties being amortized. These items resulted in errors in valuation of the full cost pool, oil and gas production expenses and general and administrative expenses. As a result of these errors, oil and gas properties being amortized and partners’ equity were misstated as of December 31, 2007, 2006 and 2005, and oil and gas production expenses and general and administrative expenses were misstated for the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007 and for the years ended December 31, 2006 and 2005.

(E) Invoices were not properly accrued resulting in the understatement of accounts payable and numerous other balance sheet and income statement accounts. As a result of these errors, accounts receivable, other current assets, property and equipment, pipeline assets, properties being and not being amortized and partners’ equity were over/(under)stated as of December 31, 2007, 2006 and 2005, and oil and gas production expenses, pipeline operating expenses and general and administrative expenses were misstated for the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007 and for the years ended December 31, 2006 and 2005.

(F) As a result of previously discussed errors and an additional error related to the method used in calculating depreciation, depletion and amortization, errors existed in our depreciation, depletion and amortization expense and our accumulated depreciation, depletion and amortization. As a result of these errors, accumulated depreciation, depletion and amortization were misstated as of December 31, 2007, 2006 and 2005 and depreciation, depletion and amortization expense was misstated for the periods from November 15, 2007 to December 31, 2007 and January 1, 2007 to November 14, 2007 and for the years ended December 31, 2006 and 2005.

(G) As a result of previously discussed errors relating to oil and gas properties and hedge accounting and errors relating to the treatment of deferred taxes, errors existed in our ceiling test calculations. As a result of these errors, we incorrectly recorded a $30.7 million impairment to our oil and gas properties during the year ended December 31, 2006.

(H) We identified other errors during the reaudit and restatement process where the impact on net income was not deemed significant enough to warrant separate disclosure of individual errors.

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the periods indicated (in thousands, except unit and per unit data):

F-50

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	Predecessor (carve out)			Successor
	January 1, 2007 to			November 15, 2007 to
	November 14, 2007			December 31, 2007
	As Previously	Restatement	As	As Previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated

Revenues:
Oil and gas sales	$97,193	$(7,256)	$89,937	$15,842	$(494)	$15,348
Other revenue and expenses	(45)	45	—	22	(22)	—

Total revenues	97,148	$(7,211)	$89,937	$15,864	$(516)	$15,348
Costs and expenses:
Oil and gas production	24,416	7,020	31,436	3,579	391	3,970
Transportation expense	24,836	1	24,837	4,342	—	4,342
General and administrative expenses	10,272	768	11,040	1,562	1,310	2,872
Impairment of oil and gas properties	—	—	—	—	—	—
Depreciation, depletion and amortization	30,672	(1,104)	29,568	5,046	(1)	5,045
Misappropriation of funds	—	1,500	1,500	—	—	—

Total costs and expenses	90,196	8,185	98,381	14,529	(1,700)	16,229

Operating income (loss)	6,952	(15,396)	(8,444)	1,335	(2,216)	(881)
Other income (expense):
Gain (loss) from derivative financial instruments	(420)	6,964	6,544	(6,082)	1,499	(4,583)
Sale of assets	(310)	—	(310)	(18)	—	(18)
Other income (expense)	—	(45)	(45)	—	22	22
Interest expense	(25,815)	(1,506)	(27,321)	(13,760)	—	(13,760)
Interest income	402	—	402	14	—	14

Total other income (expense)	(26,143)	5,413	(20,730)	(19,846)	1,521	(18,325)

Net loss	$(19,191)	$(9,983)	$(29,174)	$(18,511)	$(695)	$(19,206)

General Partners’ interest in net loss				$(370)	$(14)	$(384)

Limited partners’ interest in net loss				$(18,141)	$(681)	$(18,822)

Basic and diluted net loss per limited partner unit				$(6.80)	$5.91	$(0.89)

Weighted average limited partner units outstanding:
Common				1,150,329	11,151,192	12,301,521
Subordinated				1,116,348	7,741,633	8,857,981

F-51

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet as of the date indicated (in thousands):

	Successor
	December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash	$10,170	$(10,001)	$169
Restricted cash	1,205	—	1,205
Accounts receivable, trade, net	297	(211)	86
Other receivables	—	—	—
Due from affiliates	12,788	2,836	15,624
Other current assets	2,923	168	3,091
Inventory	4,956	—	4,956
Current derivative financial instrument assets	6,729	1,279	8,008

Total current assets	39,068	(5,929)	33,139
Property and equipment, net	17,063	53	17,116
Oil and gas properties under full cost method of accounting, net	298,021	(3,692)	294,329
Other assets, net	3,526	—	3,526
Long-term derivatives financial instrument assets	1,568	1,899	3,467

Total assets	$359,246	$(7,669)	$351,577

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$15,195	$2,559	$17,754
Revenue payable	—	919	919
Accrued expenses	5,056	(4,417)	639
Due to affiliates	—	1,708	1,708
Current portion of notes payable	666	—	666
Current derivative financial instrument liabilities	8,241	(133)	8,108

Total current liabilities	29,158	636	29,794
Non-current liabilities:
Long-term derivative financial instrument liabilities	5,586	725	6,311
Asset retirement obligation	1,700	—	1,700
Notes payable	94,042	—	94,042

Non-current liabilities	101,328	725	102,053

Total liabilities	130,486	1,361	131,847
Commitments and contingencies
Partners’ equity:
Common unitholders	163,962	(1,352)	162,610
Subordinated unitholder	63,235	(8,770)	54,465
General partner	3,048	(393)	2,655
Accumulated other comprehensive income (loss)	(1,485)	1,485	—

Total partners’ equity	228,760	(9,030)	219,730

Total liabilities and partners’ equity	$359,246	$(7,669)	$351,577

F-52

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the periods indicated (in thousands):

	Predecessor (carve out)			Successor
	January 1, 2007 to			November 15, 2007 to
	November 14, 2007			December 31, 2007
	As Previously	Restatement	As	As Previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(19,191)	$(9,983)	$(29,174)	$(18,511)	$(695)	$(19,206)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	32,904	(3,336)	29,568	5,391	(346)	5,045
Change in fair value of derivative financial instruments	420	(74)	346	6,082	(1,110)	4,972
Contributions for consideration for compensation to employees	12	5,310	5,322	1	(1)	—
Amortization of deferred loan costs	1,918	(319)	1,599	9,042	21	9,063
Amortization of gas swap fees	187	(187)	—	—	—	—
Bad debt expense	—	22	22	—	—	—
Loss on disposal of property and equipment	328	(328)	—	—	—	—
Change in assets and liabilities:
Restricted cash	(55)	55	—	—	—	—
Accounts receivable	9,840	390	10,230	—	(316)	(316)
Other receivables	110	(390)	(280)	(36)	316	280
Other current assets	(108)	(441)	(549)	(1,762)	273	(1,489)
Inventory	(755)	755	—	(823)	823	—
Other assets	—	514	514	—	(3)	(3)
Due from affiliates	—	(572)	(572)	(10,830)	(177)	(11,007)
Accounts payable	3,719	5,531	9,250	(2,405)	(3,831)	(6,236)
Revenue payable	(4,540)	6,037	1,497	—	(5,567)	(5,567)
Accrued expenses	(1,960)	1,522	(438)	119	(6)	113
Other long-term liabilities	—	140	140	—	31	31
Other	—	(1)	(1)	—	1	1

Net cash provided by (used in) operating activities	22,829	4,645	27,474	(13,732)	(10,587)	(24,319)

F-53

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	Predecessor (carve out)			Successor
	January 1, 2007 to			November 15, 2007 to
	November 14, 2007			December 31, 2007
	As Previously	Restatement	As	As Previously	Restatement	As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated

Cash flows from investing activities:
Restricted cash	—	(55)	(55)	—	—	—
Equipment, development and leasehold	(98,743)	9,879	(88,864)	(7,603)	262	(7,341)
Proceeds from sale of property and equipment	253	(253)	—	—	—	—

Net cash used in investing activities	(98,490)	9,571	(88,919)	(7,603)	262	(7,341)

Cash flows from financing activities:
Proceeds from bank borrowings	35,000	(35,000)	—	94,580	(94,000)	580
Repayments of note borrowings	(428)	—	(428)	(260,014)	1	(260,013)
Proceeds from revolver note	—	35,000	35,000	—	94,000	94,000
Contributions (distributions) — QRCP	21,298	(6,072)	15,226	49,415	368	49,783
Proceeds from issuance of common units	—	—	—	163,800	—	163,800
Syndication costs of common units	—	—	—	(12,775)	—	(12,775)
Refinancing costs	(1,688)	1	(1,687)	(3,527)	(19)	(3,546)
Change in other long-term liabilities	145	(145)	—	26	(26)	—

Net cash provided by (used in) financing activities	54,327	(6,216)	48,111	31,505	324	31,829

Net increase (decrease) in cash	(21,334)	8,000	(13,334)	10,170	(10,001)	169
Cash, beginning of period	21,334	(8,000)	13,334	—	—	—

Cash, end of period	$—	$—	$—	$10,170	$(10,001)	$169

F-54

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands):

	Predecessor (carve out)
	Year Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenues:
Oil and gas sales	$65,551	$6,859	$72,410
Other revenue (expense)	(83)	83	—

Total revenues	65,468	6,942	72,410
Costs and expenses:
Oil and gas production	21,208	3,678	24,886
Transportation expense	17,278	—	17,278
General and administrative expenses	8,149	(296)	7,853
Depreciation, depletion and amortization	25,521	(761)	24,760
Impairment of oil and gas properties	30,719	(30,719)	—
Misappropriation of funds	—	6,000	6,000

Total costs and expenses	102,875	(22,098)	80,777

Operating income (loss)	(37,407)	29,040	(8,367)
Other income (expense):
Gain (loss) from derivative financial instruments	6,410	46,280	52,690
Other income (expense)	(7)	(83)	(90)
Interest income (expense)	(16,935)	1,445	(15,490)
Interest income	390	—	390

Total other income (expense)	(10,142)	47,642	37,500

Net income (loss)	$(47,549)	$76,682	$29,133

F-55

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet as of the date indicated (in thousands):

	Predecessor (carve out)
	December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash	$21,334	$(8,000)	$13,334
Restricted cash	1,150	—	1,150
Accounts receivable, trade, net	10,211	(189)	10,022
Due from affiliates	—	607	607
Other current assets	1,053	—	1,053
Inventory	3,378	—	3,378
Current derivative financial instrument assets	10,795	3,314	14,109

Total current assets	47,921	(4,268)	43,653
Property and equipment, net	16,054	652	16,706
Oil and gas properties under full cost method of accounting:	233,495	3,331	236,826
Other assets, net	9,466	—	9,466
Long-term derivative financial instrument assets	4,782	3,240	8,022

Total assets	$311,718	$2,955	$314,673

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$13,929	$916	$14,845
Revenue payable	4,540	449	4,989
Accrued expenses	2,486	(1,522)	964
Due to affiliates	—	385	385
Current portion of notes payable	324	—	324
Current derivative financial instrument liabilities	5,244	3,635	8,879

Total current liabilities	26,523	3,863	30,386
Non — current liabilities:
Long-term derivative financial instrument liabilities	7,449	3,429	10,878
Asset retirement obligation	1,410	—	1,410
Notes payable	225,245	—	225,245

Non-current liabilities	234,104	3,429	237,533

Total liabilities	260,627	7,292	267,919
Commitments and contingencies
Partners’ equity:
Predecessor capital	50,663	(3,909)	46,754
Accumulated other comprehensive income (loss)	428	(428)	—

Total partners’ equity	51,091	(4,337)	46,754

Total liabilities and partners’ equity	$311,718	$2,955	$314,673

F-56

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Predecessor (carve out)
	Year Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net income (loss)	$(47,549)	$76,682	$29,133
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation, depletion and amortization	28,339	(3,579)	24,760
Impairment of oil and gas properties	30,719	(30,719)	—
Change in fair value of derivative financial instruments	(16,917)	(53,485)	(70,402)
Capital contributions for retirement plan	428	(428)	—
Capital contributions for director fees	429	(429)	—
Contributions for consideration for compensation to employees	779	258	1,037
Amortization of deferred loan costs	1,202	2	1,204
Amortization of gas swap fees	208	(208)	—
Amortization of deferred hedging gains	(328)	328	—
Bad debt expense	37	48	85
Other	(3)	3	—
Change in assets and liabilities:
Restricted cash	3,167	(3,167)	—
Accounts receivable	(219)	(371)	(590)
Other receivables	(28)	371	343
Other current assets	—	674	674
Inventory	(1,970)	1,970	—
Other assets	675	(585)	90
Due from affiliates	—	(6,791)	(6,791)
Accounts payable	5,836	(36)	5,800
Revenue payable	4,540	248	4,788
Accrued expenses	1,838	(1,523)	315
Other long-term liabilities	—	168	168
Other	—	1	1

Net cash provided by (used in) operating activities	11,183	(20,568)	(9,385)

Cash flows from investing activities:
Restricted cash	—	3,168	3,168
Equipment, development and leasehold	(117,387)	13,864	(103,523)
Proceeds from sale of property and equipment	193	(193)	—

Net cash used in investing activities	(117,194)	16,839	(100,355)

F-57

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	Predecessor (carve out)
	Year Ended December 31, 2006
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from financing activities:
Proceeds from bank borrowings	203,696	(53,834)	149,862
Repayments of note borrowings	(54,424)	53,835	(589)
Proceeds from revolver note	—	75,000	75,000
Repayment of revolver note	—	(75,000)	(75,000)
Contributions/(distributions) — QRCP	(20,142)	(2,016)	(22,158)
Refinancing costs	(4,479)	(89)	(4,568)
Change in other long — term liabilities	167	(167)	—

Net cash provided by (used in) financing activities	124,818	(2,271)	122,547

Net increase (decrease) in cash	18,807	(6,000)	12,807
Cash, beginning of period	2,527	(2,000)	527

Cash, end of period	$21,334	$(8,000)	$13,334

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Operations for the period indicated (in thousands):

	Predecessor (carve out)
	Year Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Revenues:
Oil and gas sales	$44,565	$26,063	$70,628
Other revenue and expenses	387	(387)	—

Total revenues	44,952	25,676	70,628
Costs and expenses:
Oil and gas production	14,388	4,764	19,152
Transportation expense	7,038	—	7,038
General and administrative expenses	4,068	1,285	5,353
Depreciation, depletion and amortization	20,121	(1,084)	19,037
Loss on early extinguishment of debt	—	8,255	8,255
Misappropriation of funds	—	2,000	2,000

Total costs and expenses	45,615	15,220	60,835

Operating income (loss)	(663)	10,456	9,793
Other income (expense):
Gain (loss) from derivative financial instruments	(4,668)	(68,898)	(73,566)
Other income (expense)	12	387	399
Interest expense	(19,919)	(2,060)	(21,979)
Interest income	46	—	46

Total other income (expense)	(24,529)	(70,571)	(95,100)

Net loss	$(25,192)	$(60,115)	$(85,307)

F-58

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Balance Sheet as of the date indicated (in thousands):

	Predecessor (carve out)
	December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

ASSETS
Current assets:
Cash	$2,527	$(2,000)	$527
Restricted cash	4,318	—	4,318
Accounts receivable, trade, net	9,658	(141)	9,517
Other receivables	343	—	343
Other current assets	1,727	—	1,727
Inventory	1,407	—	1,407
Current derivative financial instrument assets	95	(47)	48

Total current assets	20,075	(2,188)	17,887
Property and equipment, net	13,490	665	14,155
Oil and gas properties under full cost method of accounting:	177,800	(20,948)	156,852
Other assets, net	6,192	—	6,192
Long — term derivative financial instrument assets	93	439	532

Total assets	$217,650	$(22,032)	$195,618

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$8,090	$1,092	$9,182
Revenue payable	—	201	201
Accrued expenses	649	—	649
Due to affiliates	—	790	790
Current portion of notes payable	407	—	407
Current derivative financial instrument liabilities	38,195	4,098	42,293

Total current liabilities	47,341	6,181	53,522
Non — current liabilities:
Long — term derivative financial instrument liabilities	23,723	2,592	26,315
Asset retirement obligation	1,150	—	1,150
Notes payable	75,889	—	75,889

Non — current liabilities	100,762	2,592	103,354

Total liabilities	148,103	8,773	156,876
Commitments and contingencies
Partners’ equity:
Predecessor capital	116,718	(77,976)	38,742
Accumulated other comprehensive income (loss)	(47,171)	47,171	—

Total partners’ equity	69,547	(30,805)	38,742

Total liabilities and partners’ equity	$217,650	$(22,032)	$195,618

F-59

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

The following table outlines the effects of the restatement adjustments on our Consolidated Statement of Cash Flows for the period indicated (in thousands):

	Predecessor (carve out)
	Year Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Cash flows from operating activities:
Net loss	$(25,192)	$(60,115)	$(85,307)
Adjustments to reconcile net loss to cash provided by operations:
Depreciation, depletion and amortization	20,121	(1,084)	19,037
Accretion of debt discount	7,765	1,891	9,656
Change in fair value derivative financial instruments	4,580	42,022	46,602
Capital contributions for retirement plan and services	285	274	559
Contributions for consideration for compensation to employees	352	865	1,217
Amortization of deferred loan costs	5,108	(611)	4,497
Amortization of deferred hedging gains	(831)	831	—
Bad debt expense	192	110	302
(Gain) loss on sale of assets	(12)	12	—
Loss on early extinguishment of debt	—	8,255	8,255
Change in assets and liabilities:
Restricted cash	(4,318)	4,318	—
Accounts receivable	(3,455)	(191)	(3,646)
Other receivables	(15)	195	180
Other current assets	(1,495)	12	(1,483)
Inventory	(1,124)	1,124	—
Other assets	—	790	790
Due from affiliates	—	2,646	2,646
Accounts payable	(1,440)	1,559	119
Revenue payable	—	(19)	(19)
Accrued expenses	63	—	63
Other long-term liabilities	—	211	211
Other	—	(239)	(239)

Net cash provided by (used in) operating activities	584	2,856	3,440

Cash flows from investing activities:
Restricted cash	—	(4,318)	(4,318)
Equipment, development and leasehold	(51,682)	19,131	(32,551)
Proceeds from sale of property and equipment	37	(37)	—
Acquisition of minority interest — Arclight	—	(7,800)	(7,800)

Net cash used in investing activities	(51,645)	6,976	(44,669)

Cash flows from financing activities:
Proceeds from bank borrowings	59,584	16,308	75,892
Repayments of note borrowings	(86,728)	(16,049)	(102,777)
Proceeds from subordinated debt	13,297	—	13,297
Repayment of subordinated debt	(66,398)	8	(66,390)
Contributions/distributions	133,658	(12,090)	121,568

F-60

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	Predecessor (carve out)
	Year Ended December 31, 2005
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Refinancing costs	(6,272)	(9)	(6,281)

Net cash provided by (used in) financing activities	47,141	(11,832)	35,309

Net increase (decrease) in cash	(3,920)	(2,000)	(5,920)
Cash, beginning of period	6,447	—	6,447

Cash, end of period	$2,527	$(2,000)	$527

Note 17 —	Subsequent Events

Impairment of oil and gas properties

Due to a further decline in natural gas prices, subsequent to December 31, 2008, we expect to incur an additional impairment charge on our oil and gas properties of approximately $85.0 million to $105.0 million as of March 31, 2009.

Settlement Agreements

We and QRCP filed lawsuits, related to the Transfers, against Mr. Cash, the entity controlled by Mr. Cash that was used in connection with the Transfers and two former officers, who are the other owners of the controlled-entity, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement agreements, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas. While QRCP estimates the value of these assets to be less than the amount of the Transfers and cost of the internal investigation, they represent the majority of the value of the controlled-entity. QRCP did not take Mr. Cash’s stock in QRCP, which he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock. We received all of Mr. Cash’s equity interest in STP Newco, Inc. (“STP”), which owns certain oil producing properties in Oklahoma, as reimbursement for a portion of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by us. We are in the process of establishing the value of the interest in STP.

Federal Derivative Case

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on our behalf, which names certain of our current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the Transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses and equitable and/or injunctive relief. It also seeks us to take all necessary actions to reform and improve our corporate governance and internal procedures. We intend to defend vigorously against these claims.

F-61

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Credit Agreement Amendments

In June 2009, we and Quest Cherokee entered into amendments to our credit agreements. See Note 4 — Long-Term Debt — Credit Facilities for descriptions of the amendments.

Financial Advisor Contract

On July 1, 2009, Quest Energy GP entered into an amendment to the original agreement with a financial advisor (discussed in Note 11 above), which provided that the monthly advisory fee increased to $200,000 per month with a total of $800,000, representing the aggregate fees for each of April, May, June and July 2009, being paid upon execution of the amendment. The additional financial advisor fees payable if certain transactions occurred were canceled; however, the financial advisor is still entitled to a fairness opinion fee of $650,000 in connection with any merger, sale or acquisition involving Quest Energy GP or Quest Energy, which amount was paid in connection with the delivery of a fairness opinion at the time of the execution of the Merger Agreement.

Merger Agreement and Support Agreement

As discussed in Note 1 — Organization, Basis of Presentation, Reclassification, Misappropriation, Reaudit and Restatement, Going Concern and Business, on July 2, 2009, we entered into the Merger Agreement with QRCP, Quest Midstream, and other parties thereto pursuant to which we would form a new, yet to be named, publicly-traded corporation that, through a series of mergers and entity conversions, would wholly-own all three entities.

Additionally, in connection with the Merger Agreement, on July 2, 2009, we entered into a Support Agreement with QRCP, Quest Midstream and certain Quest Midstream unitholders (the “Support Agreement”). Pursuant to the Support Agreement, QRCP has, subject to certain conditions, agreed to vote the common and subordinated units of Quest Energy and Quest Midstream that it owns in favor of the Recombination and the holders of approximately 43% of the common units of Quest Midstream have, subject to certain conditions, agreed to vote their common units in favor of the Recombination.

Note 18 —	Supplemental Financial Information — Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for 2008 and 2007 are as follows (in thousands, except per unit data):

	Successor
	Quarters
2008	4th	3rd	2nd	1st
			(Restated)	(Restated)

Total revenues	$25,582	$49,454	$49,142	$38,314
Operating income (loss)(1)	(263,398)	17,120	14,045	5,467
Net income (loss)	(197,489)	157,938	(93,616)	(40,765)
Basic and diluted net income (loss) per limited partner unit	$(9.14)	$7.31	$(4.33)	$(1.89)

F-62

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	Quarter
	Successor	Predecessor
	November 15,	October 1, 2007
	2007 to December	to November 14,
	31, 2007	2007
	4th		3rd	2nd	1st
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

2007
Total revenues	$15,348	$13,541	$23,852	$27,570	$24,974
Operating income (loss)(1)	(881)	(110)	(5,078)	(2,185)	(1,071)
Net income (loss)	(19,206)	(5,999)	791	(1,203)	(22,763)
Basic and diluted net income (loss) per limited partner unit	$0.89

(1)	Total revenue less total costs and expenses.

As discussed in Note 16 — Restatement, we and QRCP restated our consolidated financial statements. Such restatements also impacted our consolidated financial statements as of and for the quarterly periods ended March 31 and June 30, 2008 and March 31, June 30 and September 30 and December 31, 2007 and the periods October 1, 2007 to November 14, 2007 and November 15, 2007 to December 31, 2007. See Note 16 for more detailed descriptions of the adjustments below. The adjustments to the applicable quarterly financial statement line items are presented below for the periods indicated.

The following table outlines the effects of the restatement adjustments on our summarized unaudited quarterly financial data for the periods indicated (in thousands, except per unit data):

	Successor
	Quarter Ended March 31, 2008
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$37,403	$911	$38,314
Operating income (loss)	8,589	(3,122)	5,467
Net income (loss)	(17,346)	(23,419)	(40,765)
Basic and diluted net income (loss) per limited partner unit	$(0.80)	$(1.09)	$(1.89)

	Successor
	Quarter Ended June 30, 2008
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$39,972	$9,170	$49,142
Operating income (loss)	9,877	4,168	14,045
Net income (loss)	16,221	(109,837)	(93,616)
Basic and diluted net income (loss) per limited partner unit	$0.75	$(5.08)	$(4.33)

	Predecessor
	Quarter Ended March 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$25,536	$(562)	$24,974
Operating income (loss)	3,501	(4,572)	(1,071)
Net income (loss)	(3,650)	(19,113)	(22,763)

F-63

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	Predecessor
	Quarter Ended June 30, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$27,848	$(278)	$27,570
Operating income (loss)	1,880	(4,065)	(2,185)
Net income (loss)	(5,231)	4,028	(1,203)

	Predecessor
	Quarter Ended September 30, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$28,489	$(4,637)	$23,852
Operating income (loss)	3,347	(8,425)	(5,078)
Net income (loss)	1,372	(581)	791

	Predecessor
	October 1, 2007 to November 14, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$15,275	$(1,734)	$13,541
Operating income (loss)	(1,776)	1,666	(110)
Net income (loss)	(11,682)	5,683	(5,999)

	Successor
	November 15, 2007 to December 31, 2007
	As Previously	Restatement	As
	Reported	Adjustments	Restated

Total revenues	$15,864	$(516)	$15,348
Operating income (loss)	1,335	(2,216)	(881)
Net income (loss)	(18,511)	(695)	(19,206)
Basic and diluted net income (loss) per limited partner unit	$(6.80)	$5.91	$(0.89)

Note 19 —	Supplemental Information on Oil and Gas Producing Activities (Unaudited)

The supplementary oil and gas data that follows is presented in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities, and includes (1) capitalized costs, costs incurred and results of operations related to oil and gas producing activities, (2) net proved oil and gas reserves, and (3) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves.

F-64

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Net Capitalized Costs

Our aggregate capitalized costs related to oil and gas producing activities as of the periods indicated are summarized as follows (in thousands):

	Successor		Predecessor
	As of December 31,
	2008	2007	2006	2005

Oil and gas properties and related leasehold costs:
Proved	$283,001	$374,631	$283,420	$170,968
Unproved	1,282	5,294	7,843	16,521

	284,283	379,925	291,263	187,489
Accumulated depreciation, depletion and amortization	(133,163)	(85,596)	(54,437)	(30,637)

Net capitalized costs	$151,120	$294,329	$236,826	$156,852

Unproved properties not subject to amortization consisted mainly of leaseholds acquired through acquisitions. We will continue to evaluate our unproved properties; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

Costs Incurred

Costs incurred in oil and gas property acquisition, exploration and development activities that have been capitalized are summarized as follows (in thousands):

	For the years ended December 31,
	2008	2007	2006	2005

Acquisition of proved and unproved properties	$92,765	$—	$—	$—
Exploration costs	—	—	—	—
Development costs	268,931	217,539	143,229	49,833

	$361,696	$217,539	$143,229	$49,833

F-65

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Results of Operations for Oil and Gas Producing Activities

The following table includes revenues and expenses associated directly with our oil and natural gas producing activities. It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of our oil and natural gas operations (in thousands).

	Successor		Predecessor
		November 15, 2007	January 1, 2007
	Year Ended	to	to	Year Ended	Year Ended
	December 31,	December 31,	November 14,	December 31,	December 31,
	2008	2007	2007	2006	2005
	(Consolidated)	(Consolidated)	(Carve out)	(Carve out)	(Carve out)

Production revenues	$162,492	$15,348	$89,937	$72,410	$70,628
Production costs	(43,490)	(3,970)	(31,436)	(24,886)	(19,152)
Depreciation, depletion and amortization	(50,988)	(5,045)	(29,568)	(24,760)	(19,037)
Impairment of oil and gas properties	(245,587)	—	—	—	—

	(177,573)	6,333	28,933	22,764	32,439
Imputed income tax provision(1)	—	—	(10,995)	(8,650)	(12,327)

	$(177,573)	$6,333	$17,938	$14,114	$20,112

(1)	There are no imputed income tax provisions as we are not a taxable entity for the Successor periods.

Oil and Gas Reserve Quantities

The following reserve schedule was developed by our reserve engineers and sets forth the changes in estimated quantities for our proved reserves, all of which are located in the United States. We retained Cawley, Gillespie & Associates, Inc., independent third-party reserve engineers, to perform an independent evaluation of proved reserves as of December 31, 2008, 2007, 2006 and 2005.

F-66

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

Users of this information should be aware that the process of estimating quantities of “proved,” “proved developed” and “proved undeveloped” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upwards or downward) to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

	Gas — Mcf	Oil — Bbls

Proved reserves:
Balance, December 31, 2004 (Predecessor)	149,843,900	47,834
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	390,468	—
Sale of reserves	—	—
Revisions of previous estimates(1)	(6,342,690)	(6,054)
Production	(9,572,378)	(9,480)

Balance, December 31, 2005 (Predecessor)	134,319,300	32,300
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	27,696,254	—
Sale of reserves	—	—
Revisions of previous estimates(2)	48,329,663	9,780
Production	(12,305,217)	(9,808)

Balance, December 31, 2006 (Predecessor)	198,040,000	32,272
Purchase of reserves in place	—	—
Extensions, discoveries, and other additions	26,368,000	—
Contributions to successor	(213,363,596)	(36,952)
Revisions of previous estimates(3)	3,490,473	11,354
Production	(14,534,877)	(6,674)

Balance, November 14, 2007 (Predecessor)	—	—
Contributions from predecessor	213,363,596	36,952
Extensions, discoveries, and other additions	—	—
Sale of reserves	—	—
Revision of previous estimates	—	—
Production(4)	(2,440,190)	(396)

Balance, December 31, 2007 (Successor)	210,923,406	36,556
Purchase of reserves in place	87,082,455	1,548,357
Extensions, discoveries, and other additions	13,897,600	—
Sale of reserves	(4,386,200)	—
Revisions of previous estimates(5)	(123,204,433)	(833,070)
Production	(21,328,687)	(69,812)

Balance, December 31, 2008 (Successor)	162,984,141	682,031

F-67

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	Gas — Mcf	Oil — Bbls

Proved developed reserves:
Balance, December 31, 2005 (Predecessor)	71,638,300	32,300
Balance, December 31, 2006 (Predecessor)	122,390,400	32,272
Balance, December 31, 2007 (Successor)	140,966,300	36,556
Balance, December 31, 2008 (Successor)	134,837,100	682,031

(1)	The downward revision was due to a change in performance of wells on a portion of Quest Cherokee’s acreage.

(2)	During 2006, there were 530 additional producing wells resulting in increased estimated future reserves.

(3)	During 2007, higher prices increased the economic lives of the underlying oil and natural gas properties and thereby increased the estimated future reserves.

(4)	2007 production for Successor is from November 15, 2007 to December 31, 2007 for contributed properties.

(5)	Lower prices at December 31, 2008 as compared to December 31, 2007 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves.

Standardized Measure of Discounted Future Net Cash Flows

The following information is based on our best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of the periods indicated in accordance with SFAS No. 69, Disclosures About Oil and Gas Producing Activities which requires the use of a 10% discount rate. There are no future income tax expenses for Successor periods because we are a non-taxable entity. This information is not the fair market value, nor does it represent the expected present value of future cash flows of our proved oil and gas reserves (in thousands).

	Successor		Predecessor
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2005

Future cash inflows	$844,130	$1,351,980	$1,197,198	$1,258,580
Future production costs	552,906	732,488	638,844	366,475
Future development costs	50,363	119,448	126,272	122,428
Future income tax expense	—	—	60,024	230,651

Future net cash flows	240,861	500,044	372,058	539,026
10% annual discount for estimated timing of cash flows	84,804	177,506	141,226	201,087

Standardized measure of discounted future net cash flows related to proved reserves	$156,057	$322,538	$230,832	$337,939

(1)	Future cash inflows are computed by applying year-end prices, adjusted for location and quality differentials on a property-by-property basis, to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The discounted future cash flow estimates do not include the effects of our derivative instruments. There is no future income tax expense for Successor periods because we are not a taxable entity. See the following table for oil and gas prices as of the periods indicated.

F-68

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED/CARVE-OUT FINANCIAL STATEMENTS — (Continued)

	As of December 31,
	2008	2007	2006	2005

Crude oil price per Bbl	$44.60	$96.10	$61.06	$55.63
Natural gas price per Mcf	$5.71	$6.43	$6.03	$9.27

The principal changes in the standardized measure of discounted future net cash flows relating to proven oil and natural gas properties were as follows (in thousands):

	Successor		Predecessor
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2005

Present value, beginning of period	$322,538	$—	$337,939	$280,482
Contributions from Predecessor	—	333,916	—	—
Net changes in prices and production costs	(146,141)	—	(289,149)	181,950
Net changes in future development costs	6,712	—	(60,330)	(46,074)
Previously estimated development costs incurred	58,726	—	93,397	25,532
Sales of oil and gas produced, net	(104,447)	(11,378)	(47,524)	(51,476)
Extensions and discoveries	15,695	—	48,399	1,624
Purchases of reserves in — place	108,838	—	—	—
Sales of reserves in — place	(4,954)	—	—	—
Revisions of previous quantity estimates	(144,785)	—	84,559	(26,524)
Net change in income taxes(a)	—	—	107,365	(23,979)
Accretion of discount	42,674	—	44,771	37,867
Timing differences and other(b)	1,201	—	(88,595)	(41,463)

Present value, end of period	$156,057	$322,538	$230,832	$337,939

(a)	There is no change in income taxes for Successor periods because we are not a taxable entity.

(b)	The change in timing differences and other are related to revisions in our estimated time of production and development

F-69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized this 28th day of July, 2009.

Quest Energy Partners, L.P.

By:	Quest Energy GP, LLC, its general partner

By:	/s/ David C. Lawler
David C. Lawler
President and Chief Executive Officer

By:	/s/ Eddie M. LeBlanc, III
Eddie M. LeBlanc, III
Chief Financial Officer

145

INDEX TO EXHIBITS

Exhibit
No.		Description

*2	.1	Agreement for Purchase and Sale, dated as of July 11, 2008, by and among Quest Resource Corporation, Quest Eastern Resource LLC and Quest Cherokee LLC (incorporated herein by reference to Exhibit 2.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).
*3	.1	Certificate of Limited Partnership (incorporated herein by reference to Exhibit 3.1 to Quest Energy Partners, L.P.’s Registration Statement on Form S-1 filed on July 19, 2007).
*3	.2	First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P. (incorporated herein by reference to Exhibit 3.1 to Quest Energy Partners, L.P.’s amended Current Report on Form 8-K/A filed on December 7, 2007).
*3	.3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P. (incorporated herein by reference to Exhibit 3.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on April 11, 2008).
*3	.4	Certificate of Formation of Quest Energy GP, LLC (incorporated herein by reference to Exhibit 3.3 to Quest Energy Partners, L.P.’s Registration Statement on Form S-1 filed on July 19, 2007).
*3	.5	Amended and Restated Limited Liability Company Agreement of Quest Energy GP, LLC (incorporated herein by reference to Exhibit 3.2 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.1	Contribution, Conveyance and Assumption Agreement, dated as of November 15, 2007, by and among Quest Energy Partners, L.P., Quest Energy GP, LLC, Quest Resource Corporation, Quest Cherokee, LLC, Quest Oil & Gas, LLC, and Quest Energy Service, LLC (incorporated herein by reference to Exhibit 10.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.2	Omnibus Agreement, dated as November 15, 2007, by and among Quest Energy Partners, L.P., Quest Energy GP, LLC and Quest Resource Corporation (incorporated herein by reference to Exhibit 10.2 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.3	Management Services Agreement, dated as of November 15, 2007, by and among Quest Energy Partners, L.P., Quest Energy GP, LLC and Quest Energy Service, LLC (incorporated herein by reference to Exhibit 10.3 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.4	Amended and Restated Credit Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, as the Initial Co-Borrower, Quest Cherokee, LLC, as the Borrower, Quest Energy Partners, L.P., as a Guarantor, Royal Bank of Canada, as Administration Agent and Collateral Agent, KeyBank National Association, as Documentation Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.4 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.5	First Amendment to Amended and Restated Credit Agreement, dated as of April 15, 2008, by and among Quest Cherokee, LLC, Royal Bank of Canada, KeyBank National Association and the lenders Party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on April 23, 2008).
*10	.6	Second Amendment to Amended and Restated Credit Agreement, dated as of October 28, 2008, by and among Quest Cherokee, LLC, Royal Bank of Canada, KeyBank National Association and the lenders Party thereto (incorporated herein by reference to Exhibit 10.2 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 7, 2008).
*10	.7	Guaranty for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.9 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.8	Guaranty for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.10 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).

146

Exhibit
No.		Description

*10	.9	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.11 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.10	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.12 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.11	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.13 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.12	Assignment and Assumption Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, Quest Energy Partners, L.P. and Bluestem Pipeline, LLC (incorporated herein by reference to Exhibit 10.5 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.13	Midstream Services and Gas Dedication Agreement, dated December 22, 2006 (but effective as of December 1, 2006), between Bluestem Pipeline, LLC and Quest Resource Corporation, including exhibits thereto (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 29, 2006).
*10	.14	Amendment No. 1 to the Midstream Services and Gas Dedication Agreement, dated as of August 9, 2007, by and between Quest Resource Corporation and Bluestem Pipeline, LLC (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K (File No. 0-17371) filed on August 13, 2007).
**10	.15	Amendment No. 2 to the Midstream Services and Gas Dedication Agreement, dated as of February 27, 2009, by and between Quest Energy Partners, L.P. and Bluestem Pipeline, LLC.
*10	.16	Quest Midstream Omnibus Agreement, dated December 22, 2006, among Quest Resource Corporation, Quest Midstream GP, LLC, Bluestem Pipeline, LLC and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K (File No. 0-17371) filed on December 29, 2006).
*10	.17	Acknowledgement and Consent, dated as of November 15, 2007, of Quest Energy Partners, L.P. (incorporated herein by reference to Exhibit 10.6 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
†*10	.18	Quest Energy Partners, L.P. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.7 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
†*10	.19	Form of Restricted Unit Award Agreement (incorporated herein by reference to Exhibit 10.3 to Quest Energy Partners, L.P.’s Registration Statement on Form S-1 filed on July 19, 2007).
†**10	.20	Summary of Director Compensation Arrangements.
†*10	.21	Form of Bonus Unit Award Agreement (incorporated herein by reference to Exhibit 10.13 to Quest Energy Partners, L.P.’s Annual Report on Form 10-K filed on March 31, 2008).
*10	.22	Loan Transfer Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, Quest Cherokee, LLC, Quest Oil & Gas, LLC, Quest Energy Service, Inc., Quest Cherokee Oilfield Service, LLC, Guggenheim Corporate Funding, LLC, Wells Fargo Foothill, Inc., and Royal Bank of Canada (incorporated herein by reference to Exhibit 10.8 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).
*10	.23	Second Lien Senior Term Loan Agreement, dated as of July, 11, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Royal Bank of Canada, KeyBank National Association, Société Générale, the lenders party thereto and RBC Capital Markets (incorporated herein by reference to Exhibit 10.2 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).

147

Exhibit
No.		Description

*10	.24	First Amendment to Second Lien Senior Term Loan Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 7, 2008).
*10	.25	Guaranty for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.2 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).
*10	.26	Guaranty for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.3 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).
*10	.27	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.4 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).
*10	.28	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.5 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).
*10	.29	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.6 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).
*10	.30	Intercreditor Agreement, dated as of July 11, 2008, by and between Royal Bank of Canada and Quest Cherokee, LLC (incorporated herein by reference to Exhibit 10.7 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on July 16, 2008).
**10	.31	Settlement Agreement by and among Quest Resource Corporation, Quest Energy Partners, L.P., Quest Midstream Partners, L.P. and Jerry D. Cash, dated May 19, 2009.
**10	.32	Full and Final Settlement Agreement and Mutual Release, by and among Quest Resource Corporation, Quest Energy Partners, L.P., Quest Midstream Partners, L.P., Rockport Energy, LLC, Rockport Georgetown Partners, LLC, Rockport Georgetown Holdings, LP, Jerry D. Cash, Bryan T. Simmons and Steven Hochstein, dated May 19, 2009.
**21	.1	List of Subsidiaries
23.1		Consent of Cawley, Gillespie & Associates, Inc
23.2		Consent of UHY, LLP.
**24	.1	Power of Attorney.
31.1		Certification by principal executive officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification by principal financial officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference.

**	Previously filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

†	Management contracts and compensatory plans and arrangements required to be filed as Exhibits pursuant to Item 15(a) of this report.

PLEASE NOTE: Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed or incorporated by reference the agreements referenced above as exhibits to this Annual Report on Form 10-K/A. The agreements have been filed to provide investors with information regarding their respective

148

terms. The agreements are not intended to provide any other factual information about the Company or its business or operations. In particular, the assertions embodied in any representations, warranties and covenants contained in the agreements may be subject to qualifications with respect to knowledge and materiality different from those applicable to investors and may be qualified by information in confidential disclosure schedules not included with the exhibits. These disclosure schedules may contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the agreements. Moreover, certain representations, warranties and covenants in the agreements may have been used for the purpose of allocating risk between the parties, rather than establishing matters as facts. In addition, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of the respective agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, investors should not rely on the representations, warranties and covenants in the agreements as characterizations of the actual state of facts about the Company or its business or operations on the date hereof.

149

Annex I

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

Commission file number: 001-33787

QUEST ENERGY PARTNERS, L.P.
(Exact name of registrant specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	26-0518546 (I.R.S. Employer Identification No.)

210 Park Avenue, Suite 2750, Oklahoma City, OK	73102 (Zip Code)
(Address of principal executive offices)

405-600-7704
Registrant’s telephone number, including area code

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐  No ☑

As of November 2, 2009, the issuer had 12,316,521 common units outstanding.

QUEST ENERGY PARTNERS, L.P.

FORM 10-Q
FOR THE QUARTER ENDED SEPTEMBER 30, 2009

i

PART I — FINANCIAL INFORMATION

Item 1.  Financial Statements

QUEST ENERGY PARTNERS, L.P AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	(Unaudited)
	($ in thousands, except unit data)

ASSETS
Current assets:
Cash and cash equivalents	$18,011	$3,706
Restricted cash	301	112
Accounts receivable — trade, net	8,323	11,696
Other receivables	1,850	2,590
Due from affiliates	3,890	—
Other current assets	576	2,031
Inventory	8,329	8,782
Current derivative financial instrument assets	19,625	42,995

Total current assets	60,905	71,912
Property and equipment, net	15,684	17,367
Oil and gas properties under full cost method of accounting, net	36,064	151,120
Other assets, net	2,628	4,167
Long-term derivative financial instrument assets	4,653	30,836

Total assets	$119,934	$275,402

LIABILITIES AND EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$4,867	$7,380
Revenue payable	3,391	3,221
Accrued expenses	3,011	1,770
Due to affiliates	—	4,697
Current portion of notes payable	29,865	41,882
Current derivative financial instrument liabilities	1,413	12

Total current liabilities	42,547	58,962
Long-term derivative financial instrument liabilities	5,294	4,230
Asset retirement obligations	4,943	4,592
Notes payable	160,054	189,090
Commitments and contingencies
Partners’ equity/(deficit):
Common unitholders — Issued — 12,331,521 at September 30, 2009 and December 31, 2008 (9,100,000 — public; 3,231,521 — affiliate); outstanding — 12,316,521 at September 30, 2009 and December 31, 2008; respectively (9,100,000 — public; 3,216,521 — affiliate)	(17,697)	45,832
Subordinated unitholder — affiliate; 8,857,981 units issued and outstanding at September 30, 2009 and December 31, 2008	(71,530)	(25,857)
General Partner — affiliate; 431,827 units issued and outstanding at September 30, 2009 and December 31, 2008	(3,677)	(1,447)

Total partners’ equity/(deficit)	(92,904)	18,528

Total liabilities and partners’ equity	$119,934	$275,402

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-1

QUEST ENERGY PARTNERS, L.P AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Unaudited)
	($ in thousands, except per unit data)

Oil and gas sales	$18,151	$49,454	$56,260	$136,908
Costs and expenses:
Oil and gas production	8,458	9,821	23,216	34,104
Transportation expense	10,879	8,583	31,272	25,921
General and administrative expenses	5,570	734	13,249	5,501
Depreciation, depletion and amortization	9,076	13,196	24,766	34,750
Impairment of oil and gas properties	—	—	95,169	—
Recovery of misappropriated funds, net of liabilities assumed	—	—	(31)	—

Total costs and expenses	33,983	32,334	187,641	100,276

Operating income (loss)	(15,832)	17,120	(131,381)	36,632
Other income (expense):
Gain (loss) from derivative financial instruments	8,752	145,132	31,078	(4,482)
Other income (expense)	(33)	40	94	154
Interest expense, net	(3,370)	(4,354)	(11,274)	(8,747)

Total other income (expense)	5,349	140,818	19,898	(13,075)

Net income (loss)	$(10,483)	$157,938	$(111,483)	$23,557

General partners’ interest in net income (loss)	$(210)	$3,159	$(2,230)	$471

Limited partners’ interest in net income (loss)	$(10,273)	$154,779	$(109,253)	$23,086

Net income (loss) per limited partner unit: (basic and diluted)	$(0.49)	$7.30	$(5.16)	$1.09

Weighted average limited partner units outstanding:
Common units (basic and diluted)	12,317	12,332	12,317	12,329

Subordinated units (basic and diluted)	8,858	8,858	8,858	8,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

QUEST ENERGY PARTNERS, L.P AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,
	2009	2008
	(Unaudited)
	($ in thousands)

Cash flows from operating activities:
Net income (loss)	$(111,483)	$23,557
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:
Depreciation, depletion and amortization	24,766	34,750
Unit-based compensation	51	21
Change in fair value of derivative financial instruments	52,018	(13,312)
Impairment of oil and gas properties	95,169	—
Amortization of deferred loan costs	1,781	847
Bad debt expense	—	97
Other non-cash items affecting net income	(55)	—
Change in assets and liabilities:
Accounts receivable	3,373	(5,818)
Other receivables	740	(513)
Other current assets	1,455	120
Other assets	—	13,696
Due to/from affiliates	(9,468)	734
Accounts payable	(2,727)	(4,266)
Revenue payable	58	(146)
Accrued expenses	2,074	(1,222)
Other long-term liabilities	—	(33)
Other	(1)	(1)

Net cash from operating activities	57,751	48,511
Cash flows from investing activities:
Restricted cash	(189)	1,093
Proceeds from sale of oil and gas properties	116	—
Acquisition of business — PetroEdge	—	(71,213)
Equipment, development and leasehold	(1,384)	(78,214)

Net cash from investing activities	(1,457)	(148,334)
Cash flows from financing activities:
Proceeds from bank borrowings	102	45,000
Repayments of note borrowings	(12,849)	(534)
Proceeds from revolver note	—	89,000
Repayments of revolver note	(29,000)	—
Contributions (distributions)	—	636
Distributions to unitholders	—	(22,573)
Syndication costs	—	(265)
Refinancing costs	(242)	(1,893)

Net cash from financing activities	(41,989)	109,371

Net increase in cash and cash equivalents	14,305	9,548
Cash and cash equivalents, beginning of period	3,706	169

Cash and cash equivalents, end of period	$18,011	$9,717

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

QUEST ENERGY PARTNERS, L.P AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS’ EQUITY/(DEFICIT)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Amounts subsequent to December 31, 2008 are unaudited)

							Total
	Common				General	General	Partners’
	Units	Common	Subordinated	Subordinated	Partner	Partner	Equity/
	Issued	Unitholders	Units	Unitholders	Units	Interest	(Deficit)
	(In thousands, except unit amounts)

Balance, December 31, 2008	12,331,521	$45,832	8,857,981	$(25,857)	431,827	$(1,447)	$18,528
Net loss	—	(63,580)	—	(45,673)	—	(2,230)	(111,483)
Unit-based compensation		51	—	—	—	—	51

Balance, September 30, 2009	12,331,521	$(17,697)	8,857,981	$(71,530)	431,827	$(3,677)	$(92,904)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation

These condensed consolidated financial statements have been prepared by Quest Energy Partners, L.P. (“Quest Energy”, the “Partnership” or “QELP”) without audit pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted pursuant to such rules and regulations, although the Partnership believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and the summary of significant accounting policies and notes included in the Partnership’s Annual Report on Form 10-K/A for the year ended December 31, 2008 (the “2008 Form 10-K/A”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Unless the context clearly requires otherwise, references to “us”, “we”, “our” or the “Partnership” are intended to mean Quest Energy Partners, L.P. and its consolidated subsidiaries.

Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business, though such an assumption may not be true. The Partnership and its predecessor have incurred significant losses from 2004 through 2008 and into 2009, mainly attributable to the operations, impairment of oil and gas properties, unrealized gains and losses from derivative financial instruments, legal restructurings, financings, the current legal and operational structure and, to a lesser degree, the cash expenditures resulting from the investigation related to certain unauthorized transfers, repayments and re-transfers of funds to entities controlled by our former chief executive officer (the “Transfers”). We have determined that there is substantial doubt about our ability to continue as a going concern.

While we were in compliance with the covenants in our credit agreements as of December 31, 2008 and September 30, 2009, there is no assurance that we will be in compliance as of December 31, 2009. If defaults exist in subsequent periods that are not waived by our lenders, our assets could be subject to foreclosure or other collection efforts. Our Amended and Restated Credit Agreement, as amended (“Quest Cherokee Credit Agreement”) limits the amount we can borrow to a borrowing base amount, determined by the lenders at their sole discretion. Outstanding borrowings in excess of the borrowing base will be required to be repaid in either four equal monthly installments following notice of the new borrowing base or immediately if the borrowing base is reduced in connection with a sale or disposition of certain properties in excess of 5% of the borrowing base. In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the principal payment of $15 million we made on June 30, 2009, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. The borrowing base deficiency was repaid on July 8, 2009. We anticipate that in connection with the redetermination of our borrowing base in November 2009, our borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, we expect to be able to make the required payments resulting from the borrowing base deficiency out of our existing funds.

F-5

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the terms of our Second Lien Senior Term Loan Agreement, as amended (“Second Lien Loan Agreement”), we are required to make quarterly payments of $3.8 million. We have made payments through August 17, 2009. The balance remaining of $29.8 million which was previously due on September 30, 2009, is now due on November 16, 2009, as a result of the extension obtained under the Fourth Amendment to Second Lien Senior Term Loan Agreement entered into on October 30, 2009. While we are currently negotiating further extensions to this loan, there can be no assurance that such negotiations will be successful or that we will be able to repay amounts due under the Second Lien Loan Agreement in accordance with the terms of the agreement. Failure to make the remaining principal payment under the Second Lien Loan Agreement (absent any waiver granted or amendment to the agreement) would be a default under the terms of both credit agreements, resulting in payment acceleration of both loans.

Our parent, Quest Resource Corporation (“QRCP”) has pledged its ownership in our general partner to secure its term loan credit agreement and historically has been almost exclusively dependent upon distributions from its interest in Quest Midstream Partners, L.P. (“Quest Midstream” or “QMLP”) and us for revenue and cash flow. QRCP has not received any distributions from Quest Midstream in 2009; furthermore, we suspended distributions on our subordinated units starting with the third quarter of 2008 and all units starting with the fourth quarter of 2008, do not expect to have any available cash to pay distributions and are unable to estimate at this time when such distributions may, if ever, be resumed. If QRCP were to default under its credit agreement, the lenders of QRCP’s credit facility could obtain control of our general partner or sell control of our general partner to a third party. In the past, QRCP has not satisfied all of the financial covenants contained in its credit agreement. In QRCP’s Annual Report on Form 10-K/A for the year ended December 31, 2008, its independent registered public accounting firm expressed doubt about its ability to continue as a going concern if it is unable to restructure its debt obligations, issue equity securities and/or sell assets. On September 11, 2009, QRCP amended and restated its credit agreement to add an additional $8 million revolving credit facility to finance QRCP’s drilling program in the Appalachian Basin, general and administrative expenses and working capital and other corporate expenses. Under the terms of the amended and restated credit agreement, the total amount due on July 11, 2010 by QRCP under its credit agreement is estimated to be approximately $21 million. As a result, QRCP will need to raise a significant amount of equity capital during the first half of 2010 to pay this amount and further fund its drilling program. If QRCP is not successful in obtaining sufficient additional funds, there is a significant risk that QRCP will be forced to file for bankruptcy protection.

Based on the foregoing, we have determined that there is substantial doubt about our ability to continue as a going concern, absent an amendment of our credit agreements.

Recombination — On July 2, 2009, QELP, QRCP, QMLP and other parties thereto entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, following a series of mergers and an entity conversion, QRCP, QELP and the successor to QMLP will become wholly-owned subsidiaries of PostRock Energy Corporation (“PostRock”), a new, publicly-traded corporation (the “Recombination”). On October 2, 2009, the Merger Agreement was amended to, among other things, reflect certain technical changes as the result of an internal restructuring. On October 6, 2009, PostRock filed with the SEC a registration statement on Form S-4, which included a joint proxy statement/prospectus, relating to the Recombination.

While we are working toward the completion of the Recombination before year-end, it remains subject to the satisfaction of a number of conditions, including, among others, the arrangement of one or more satisfactory credit facilities for PostRock and its subsidiaries, the approval of the transaction by our unitholders, the unitholders of QMLP and the stockholders of QRCP, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of PostRock would be owned approximately 44% by current QMLP common unit holders, approximately 33% by current QELP common unit holders (other than QRCP), and approximately 23% by current QRCP stockholders.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued FASB Accounting Standards Codification (“ASC”) Topic 105 Generally Accepted Accounting Principles, which establishes FASB ASC as the sole source of authoritative GAAP. Pursuant to the provisions of FASB ASC 105, the Partnership has updated references to GAAP in its financial statements for the period ended September 30, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued FASB ASC 815-10 Derivatives and Hedging that does not change the accounting for derivatives but does require enhanced disclosures about derivative strategies and accounting practices. We adopted these provisions effective January 1, 2009. See Note 4 — Derivative Financial Instruments for the impact to our disclosures.

The Partnership adopted the provisions of FASB ASC 260 Earnings Per Share, effective January 1, 2009, relating to whether instruments granted in share-based payment transactions are considered participating securities prior to vesting and therefore included in the allocation of earnings for purposes of calculating earnings per unit (“EPU”) under the two-class method as required by FASB ASC 260. FASB ASC 260 provides that unvested unit-based awards that contain non-forfeitable rights to dividends are participating securities and should be included in the computation of EPU. The Partnership’s bonus units contain non-forfeitable rights to dividends and thus require these awards to be included in the EPU computation. All prior periods have been conformed to the current year presentation. During periods of losses, EPU will not be impacted, as the Partnership’s participating securities are not obligated to share in the losses of the Partnership and thus, are not included in the EPU computation. See Note 8. Net Income Per Limited Partner Unit.

The Partnership also adopted the provisions of FASB ASC 260 Earnings Per Share, effective January 1, 2009, relating to the comparability of EPU calculation for master limited partnerships with incentive distribution rights (“IDR”). FASB ASC 260 requires retrospective restatement of prior periods. IDRs will be awarded as certain targeted distributions are met. At this time, the Company has not met any targeted distributions, thus adoption of the IDR provisions within FASB ASC 260 has had no impact to the Partnership’s basic EPU calculation.

In December 2008, the SEC issued Release No. 33-8995, Modernization of Oil and Gas Reporting, which revises disclosure requirements for oil and gas companies. In addition to changing the definition and disclosure requirements for oil and gas reserves, the new rules change the requirements for determining oil and gas reserve quantities. These rules permit the use of new technologies to determine proved reserves under certain criteria and allow companies to disclose their probable and possible reserves. The new rules also require companies to report the independence and qualifications of their reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit. The new rules also require that oil and gas reserves be reported and the full cost ceiling limitation be calculated using a twelve-month average price rather than period-end prices. The use of a twelve-month average price could have had an effect on our 2009 depletion rates for our crude oil and natural gas properties and the amount of the impairment recognized as of December 31, 2008 had the new rules been effective for the period. The new rules are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009, pending the potential alignment of certain accounting standards by the FASB with the new rule. We plan to implement the new requirements in our Annual Report on Form 10-K for the year ended December 31, 2009. We are currently evaluating the impact of the new rules on our consolidated financial statements.

In May 2009, the FASB issued FASB ASC 855 Subsequent Events. FASB ASC 855 establishes general standards of accounting for and disclosure of transactions and events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which an entity has evaluated subsequent events and the basis for that date. We adopted FASB ASC 855 beginning with the period ended June 30, 2009.

2.	Acquisition

PetroEdge — On July 11, 2008, QRCP completed the acquisition of privately held PetroEdge Resources LLC (WV) (“PetroEdge”) in an all cash purchase for approximately $142 million in cash including transaction costs, subject to certain adjustments for working capital and certain other activity between May 1, 2008 and the closing date. At the time of the acquisition, PetroEdge owned approximately 78,000 net acres of oil and natural gas producing properties in the Appalachian Basin with estimated net proved reserves of 99.6 Bcfe as of May 1, 2008 .

At closing, QRCP sold the producing well bores to our subsidiary, Quest Cherokee LLC (“Quest Cherokee”), for approximately $71.2 million. The proved undeveloped reserves, unproved and undrilled acreage related to the wellbores (generally all acreage other than established spacing related to the producing wellbores) and a gathering system were retained by PetroEdge and its name was changed to Quest Eastern Resource LLC. Quest Eastern is designated as operator of the wellbores purchased by Quest Cherokee and conducts drilling and other operations for our affiliates and third parties on the PetroEdge acreage. We funded our purchase of the PetroEdge wellbores with borrowings under our Quest Cherokee Credit Agreement and the proceeds of a $45 million, six-month term loan. See Note 3. Long-Term Debt.

Pro Forma Summary Data Related to Acquisition

The following unaudited pro forma information summarizes the results of operations for the three and nine month periods ended September 30, 2008, as if our acquisition of the PetroEdge assets had occurred at the beginning of the period (in thousands, except per unit data):

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2008	2008

Pro forma revenue	$49,454	$143,458
Pro forma net income	$157,938	$19,020
Pro forma net income per limited partner unit — basic and diluted	$7.31	$0.88

3.	Long-Term Debt

The following is a summary of our long-term debt as of the dates indicated (in thousands):

	September 30,	December 31,
	2009	2008

Borrowings under bank senior credit facilities
Quest Cherokee Credit Agreement	$160,000	$189,000
Second Lien Loan Agreement	29,800	41,200
Notes payable to banks and finance companies, secured by equipment and vehicles	119	772

Total debt	189,919	230,972
Less current maturities included in current liabilities	29,865	41,882

Total long-term debt	$160,054	$189,090

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Facilities

A. Quest Cherokee Credit Agreement.

Quest Cherokee, LLC (“Quest Cherokee”) is a party to the Quest Cherokee Credit Agreement with Royal Bank of Canada (“RBC”) , KeyBank National Association (“KeyBank”) and the lenders party thereto for a $250 million revolving credit facility, which is guaranteed by Quest Energy. Availability under the revolving credit facility is tied to a borrowing base that is redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves.

The borrowing base was $160 million and the amount borrowed under the Quest Cherokee Credit Agreement was $160 million as of September 30, 2009. As a result, there was no additional borrowing availability. The weighted average interest rate under the Quest Cherokee Credit Agreement for the quarter ended September 30, 2009 was 4.36%.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Energy did not exit were set to market prices at the time. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Energy made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Energy repaid the $14 million borrowing base deficiency. We anticipate that in connection with the redetermination of our borrowing base in November 2009, our borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, we expect to be able to make the required payments resulting from the borrowing base deficiency out of our existing funds.

On June 18, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. or any of its affiliates to be secured by the liens under the Quest Cherokee Credit Agreement on a pari passu basis with the obligations under the Quest Cherokee Credit Agreement. On June 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred Quest Energy’s obligation to deliver certain financial statements.

Quest Cherokee was in compliance with all of its covenants under the Quest Cherokee Credit Agreement as of September 30, 2009.

B. Second Lien Loan Agreement.

Quest Energy and Quest Cherokee are parties to the Second Lien Loan Agreement dated as of July 11, 2008, with RBC, KeyBank, Société Générale and the parties thereto for a $45 million term loan originally due and maturing on September 30, 2009.

Quest Energy made quarterly principal payments of $3.8 million on February 17, 2009, May 15, 2009 and August 17, 2009.

As of September 30, 2009 and December 31, 2008, $29.8 million and $41.2 million was outstanding under the Second Lien Loan Agreement, respectively. The weighted average interest rate under the Second Lien Loan Agreement for the quarter ended September 30, 2009 was 11.25%.

On June 30, 2009, Quest Energy and Quest Cherokee entered into a Second Amendment to the Second Lien Loan Agreement that deferred Quest Energy’s obligation to deliver certain financial statements to the lenders. On

F-9

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to the Second Lien Loan Agreement that extended the maturity date of the loan from September 30, 2009, to October 31, 2009. On October 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to the Second Lien Loan Agreement that extended the maturity of the loan to November 16, 2009. While we are currently negotiating further extensions to this loan, there can be no assurance that such negotiations will be successful or that we will be able to repay amounts due under the Second Lien Loan Agreement in accordance with the terms of the Second Lien Loan Agreement.

Quest Cherokee was in compliance with all of its covenants under the Second Lien Loan Agreement as of September 30, 2009.

4.	Derivative Financial Instruments

Our objective in entering into derivative financial instruments is to manage exposure to commodity price and interest rate fluctuations, protect our returns on investments, and achieve a more predictable cash flow in connection with our acquisition activities and borrowings related to these activities. These transactions limit exposure to declines in prices or increases in interest rates, but also limit the benefits we would realize if prices increase or interest rates decrease. When prices for oil and natural gas or interest rates are volatile, a significant portion of the effect of our derivative financial instrument management activities consists of non-cash income or expense due to changes in the fair value of our derivative financial instrument contracts. Cash charges or gains only arise from payments made or received on monthly settlements of contracts or if we terminate a contract prior to its expiration. Specifically, we utilize futures, swaps and options. Futures contracts and commodity swap agreements are used to fix the price of expected future oil and gas sales at major industry trading locations, such as Henry Hub, Louisiana for gas and Cushing, Oklahoma for oil. Basis swaps are used to fix or float the price differential between the price of gas at Henry Hub and various other market locations. Options are used to fix a floor and a ceiling price (collar) for expected future oil and gas sales. Derivative financial instruments are also used to manage commodity price risk inherent in customer pricing requirements and to fix margins on the future sale of natural gas.

Settlements of any exchange-traded contracts are guaranteed by the New York Mercantile Exchange (NYMEX) or the Intercontinental Exchange and are subject to nominal credit risk. Over-the-counter traded swaps, options and physical delivery contracts expose us to credit risk to the extent the counterparty is unable to satisfy its settlement commitment. We monitor the creditworthiness of each counterparty and assess the impact, if any, on fair value. In addition, we routinely exercise our contractual right to net realized gains against realized losses when settling with our swap and option counterparties.

We account for our derivative financial instruments in accordance with FASB ASC 815 Derivatives and Hedging. FASB ASC 815 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. FASB ASC 815 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met, or exemptions for normal purchases and normal sales (“NPNS”) as permitted by FASB ASC 815 exist. We do not designate our derivative financial instruments as hedging instruments for financial accounting purposes, and, as a result, we recognize the change in the respective instruments’ fair value currently in earnings. In accordance with FASB ASC 815, the table below outlines the classification of our

F-10

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative financial instruments on our condensed consolidated balance sheets and their financial impact in our condensed consolidated statement of operations (in thousands):

Fair Value of Derivative Financial Instruments

		September 30,	December 31,
Derivative Financial Instruments	Balance Sheet Location	2009	2008

Commodity contracts	Current derivative financial instrument asset	$19,625	$42,995
Commodity contracts	Long-term derivative financial instrument asset	4,653	30,836
Commodity contracts	Current derivative financial instrument liability	(1,413)	(12)
Commodity contracts	Long-term derivative financial instrument liability	(5,294)	(4,230)

		$17,571	$69,589

The Effect of Derivative Financial Instruments

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
Derivative Financial Instruments	Statement of Operations Location	2009	2008	2009	2008

Commodity contracts	Gain (loss) from derivative financial instruments	$8,752	$145,132	$31,078	$(4,482)

Settlements in the normal course of maturities of our derivative financial instrument contracts result in cash receipts from or cash disbursement to our derivative contract counterparties and are, therefore, realized gains or losses. Changes in the fair value of our derivative financial instrument contracts are included in income currently with a corresponding increase or decrease in the balance sheet fair value amounts. Gains and losses associated with derivative financial instruments related to oil and gas production were as follows for the periods indicated (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Realized gains (losses)	$19,616	$(7,525)	$83,096	$(17,795)
Unrealized gains (losses)	(10,864)	152,657	(52,018)	13,313

Total	$8,752	$145,132	$31,078	$(4,482)

In June 2009, we amended or exited certain of our above market natural gas price derivative contracts for periods beginning in the second quarter of 2010 through the fourth quarter of 2012. In return, we received approximately $26 million. Concurrent with this, the strike prices on the derivative contracts that we did not exit were set to market prices at the time and we entered into new natural gas price derivative contracts to increase the total amount of our future estimated proved developed producing natural gas production hedged to approximately 85% through 2013.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated volumes, fixed prices and fair values attributable to oil and gas derivative contracts as of September 30, 2009:

	Remainder of	Year Ending December 31,
	2009	2010	2011	2012	Thereafter	Total
		($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	3,687,360	16,129,060	13,550,302	11,000,004	9,000,003	53,366,729
Weighted-average fixed price per Mmbtu	$7.78	$6.26	$6.80	$7.13	$7.28	$6.85
Fair value, net	$11,939	$5,020	$1,048	$1,676	$1,178	$20,861
Natural Gas Collars:
Contract volumes (Mmbtu)	187,500	—	—	—	—	187,500
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$—	$—	$—	$—	$11.00
Ceiling	$15.00	$—	$—	$—	$—	$15.00
Fair value, net	$1,154	$—	$—	$—	$—	$1,154
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	3,874,860	16,129,060	13,550,302	11,000,004	9,000,003	53,554,229
Weighted-average fixed price per Mmbtu	$7.94	$6.26	$6.80	$7.13	$7.28	$6.87
Fair value, net	$13,093	$5,020	$1,048	$1,676	$1,178	$22,015
Basis Swaps:
Contract volumes (Bbl)	—	3,630,000	8,549,998	9,000,000	9,000,003	30,180,001
Weighted-average fixed price per Bbl	$—	$0.63	$0.67	$0.70	$0.71	$0.69
Fair value, net	$—	$(957)	$(1,512)	$(1,393)	$(1,138)	$(5,000)
Crude Oil Swaps:
Contract volumes (Bbl)	9,000	30,000	—	—	—	39,000
Weighted-average fixed price per Bbl	$90.07	$87.50	$—	$—	$—	$88.09
Fair value, net	$170	$386	$—	$—	$—	$556
Total fair value, net	$13,263	$4,449	$(464)	$283	$40	$17,571

F-12

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated volumes, fixed prices and fair values attributable to gas derivative contracts as of December 31, 2008:

	Year Ending December 31,
	2009	2010	2011	Thereafter	Total
	($ in thousands, except volumes and per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	14,629,200	12,499,060	2,000,004	2,000,004	31,128,268
Weighted-average fixed price per Mmbtu	$7.78	$7.42	$8.00	$8.11	$7.67
Fair value, net	$38,107	$14,071	$2,441	$2,335	$56,954
Natural Gas Collars:
Contract volumes (Mmbtu):	750,000	630,000	3,549,996	3,000,000	7,929,996
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$10.00	$7.39	$7.03	$7.79
Ceiling	$15.00	$13.11	$9.88	$7.39	$9.52
Fair value, net	$3,630	$1,875	$3,144	$2,074	$10,723
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	15,379,200	13,129,060	5,550,000	5,000,004	39,058,264
Weighted-average fixed price per Mmbtu	$7.94	$7.55	$7.61	$7.44	$7.70
Fair value, net	$41,737	$15,946	$5,585	$4,409	$67,677
Crude Oil Swaps:
Contract volumes (Bbl)	36,000	30,000	—	—	66,000
Weighted-average fixed per Bbl	$90.07	$87.50	$—	$—	$88.90
Fair value, net	$1,246	$666	$—	$—	$1,912
Total fair value, net	$42,983	$16,612	$5,585	$4,409	$69,589

5.	Fair Value Measurements

Our financial instruments include commodity derivatives, debt, cash, receivables and payables. The carrying value of our debt approximates fair value due to the variable nature of the interest rates. The carrying amount of cash, receivables and accounts payable approximates fair value because of the short-term nature of those instruments.

Effective January 1, 2009, we adopted FASB ASC 820 Fair Value Measurements and Disclosures which applies to our nonfinancial assets and liabilities for which we disclose or recognize at fair value on a nonrecurring basis, such as asset retirement obligations and other assets and liabilities. Fair value is the exit price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820 also establishes a hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 — Pricing inputs other than quoted prices in active markets included in Level 1 which are either directly or indirectly observable as of the reporting date. Level 2 consists primarily of non-exchange traded commodity derivatives.

•	Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We classify assets and liabilities within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset and liability taken as a whole. Certain of our derivatives are classified as Level 3 because observable market data is not available for all of the time periods for which we have derivative instruments. As observable market data becomes available for all of the time periods, these derivative positions will be reclassified as Level 2.

The following table sets forth, by level within the fair value hierarchy, our assets and liabilities that were measured at fair value on a recurring basis as of the dates indicated (in thousands):

				Netting and
				Cash	Total Net Fair
	Level 1	Level 2	Level 3	Collateral*	Value

September 30, 2009
Derivative financial instruments — assets	$—	$5,663	$18,615	$—	$24,278
Derivative financial instruments — liabilities	$—	$(133)	$(6,574)	$—	$(6,707)

Total	$—	$5,530	$12,041	$—	$17,571

December 31, 2008
Derivative financial instruments — assets	$—	$8,866	$64,883	$(4,160)	$69,589
Derivative financial instruments — liabilities	$—	$(224)	$(3,936)	$4,160	$—

Total	$—	$8,642	$60,947	$—	$69,589

*	Amounts represent the effect of legally enforceable master netting agreements between us and our counterparties and the payable or receivable for cash collateral held or placed with the same counterparties.

Risk management assets and liabilities in the table above represent the current fair value of all open derivative positions, excluding those derivatives designated as NPNS. We classify all of these derivative instruments as “Derivative financial instrument assets” or “Derivative financial instrument liabilities” in our condensed consolidated balance sheets.

In order to determine the fair value of amounts presented above, we utilize various factors, including market data and assumptions that market participants would use in pricing assets or liabilities as well as assumptions about the risks inherent in the inputs to the valuation technique. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and parental guarantees), but also the impact of our nonperformance risk on our liabilities. We utilize observable market data for credit default swaps to assess the impact of non-performance credit risk when evaluating our assets from counterparties.

In certain instances, we may utilize internal models to measure the fair value of our derivative instruments. Generally, we use similar models to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the assets or liabilities, and market-corroborated inputs, which are inputs derived principally from or corroborated by observable market data by correlation or other means.

F-14

QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a reconciliation of changes in the fair value of risk management assets and liabilities classified as Level 3 in the fair value hierarchy (in thousands):

Nine Months Ended
September 30, 2009

Balance at beginning of period	$60,947
Realized and unrealized gains included in earnings	25,309
Purchases, sales, issuances, and settlements	(74,215)
Transfers into and out of Level 3	—

Balance as of September 30, 2009	$12,041

6.	Asset Retirement Obligations

The following table reflects the changes to the Partnership’s asset retirement liability for the nine months ended September 30, 2009 (in thousands):

Nine Months Ended
September 30, 2009

Asset retirement obligations at beginning of period	$4,592
Liabilities incurred	—
Liabilities settled	—
Accretion	351
Revisions in estimated cash flows	—

Asset retirement obligations at end of period	$4,943

7.	Equity Compensation Plans

We have an equity compensation plan for our employees, consultants and non-employee directors pursuant to which unit awards may be granted. During 2008, 30,000 bonus common units were awarded under our long-term incentive plan, of which, 15,000 vested in 2008 and the remaining 15,000 vests ratably over two years. As of September 30, 2009, there were approximately 2.1 million units available for future awards. Unit-based compensation expense was less than $0.1 million for the three and nine months ended September 30, 2009 and 2008.

8.	Net Income Per Limited Partner Unit

Subject to applicability of FASB ASC 260 Earnings Per Share, Partnership income is allocated 98% to the limited partners, including the holders of subordinated units, and 2% to the general partner. Income allocable to the limited partners is first allocated to the common unitholders up to the quarterly minimum distribution of $0.40 per unit, with remaining income allocated to the subordinated unitholders up to the minimum distribution amount. Basic and diluted net income per common and subordinated partner unit is determined by dividing net income attributable to common and subordinated partners by the weighted average number of outstanding common and subordinated partner units during the period.

FASB ASC 260 addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity when, and if, it declares dividends on its common stock (or partnership distributions to unitholders). Under FASB ASC 260, in accounting periods where the Partnership’s aggregate net income exceeds aggregate dividends declared in the period, the Partnership is required to present earnings per unit as if all of the earnings for the periods were distributed.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings per limited partner unit are presented for the three and nine month periods ended September 30, 2009. The following table sets forth the computation of basic and diluted net loss per limited partner unit (in thousands, except unit and per unit data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Net income (loss)	$(10,483)	$157,398	$(111,483)	$23,557
Less: General Partner 2.0% ownership	(210)	(3,159)	(2,230)	(471)

Net income (loss) available to limited partners	$(10,273)	$154,779	$(109,253)	$(23,086)

Basic and diluted weighted average number of units:
Common units	12,316,521	12,309,021	12,316,521	12,308,282
Subordinated units	8,857,981	8,857,981	8,857,981	8,857,981
Unvested unit-based awards participating	—	22,500	—	20,283

Basic and diluted weighted average number of units	21,174,502	21,189,502	21,174,502	21,186,546

Basic and diluted net income (loss) per limited partner unit:	$(0.49)	$7.30	$(5.16)	$1.09

Effective January 1, 2009, the Partnership adopted the provisions of FASB ASC 260 requiring participating securities to be included in the allocation of earnings when calculating EPU under the two-class method. All prior period EPU data presented above has been retrospectively adjusted to conform to the new requirements of this Staff Position. During periods of losses, basic EPU will not be impacted by the two-class method, as the Partnership’s participating securities are not obligated to share in the losses of the Partnership and thus, are not included in the EPU share computation.

The Partnership also adopted the provisions of FASB ASC 260 on January 1, 2009, relating to the comparability of EPU calculations for master limited partnerships with IDRs. Through September 30, 2009, the Partnership has not met any targeted distributions and thus, the provisions on IDR’s has had no impact to the Partnership’s EPU calculation.

Because we reported a net loss for the three and nine months ended September 30, 2009, participating securities covering 15,000 common shares were excluded from the computation of net loss per share because their effect would have been antidilutive.

9.	Impairment of Oil and Gas Properties

At the end of each quarterly period, the unamortized cost of oil and natural gas properties, net of related deferred income taxes, is limited to the full cost ceiling, computed as the sum of the estimated future net revenues from our proved reserves using current period-end prices discounted at 10%, and adjusted for related income tax effects (ceiling test). In the event our capitalized costs exceed the ceiling limitation at the end of the reporting date, we subsequently evaluate the limitation based on price changes that occur after the balance sheet date to assess impairment as currently permitted by Staff Accounting Bulletin Topic 12 — Oil and Gas Producing Activities. Under full cost accounting rules, any ceiling test write-downs of oil and natural gas properties may not be reversed in subsequent periods. Since we do not designate our derivative financial instruments as hedges, we are not allowed to use the impacts of the derivative financial instruments in our ceiling test computation. As a result, decreases in commodity prices which contribute to ceiling test write-downs may be offset by mark-to-market gains which are not reflected in our ceiling test results.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the present full cost accounting rules, we are required to compute the after-tax present value of our proved oil and natural gas properties using spot market prices for oil and natural gas at our balance sheet date. The base for our spot prices for natural gas is Henry Hub and for oil is Cushing, Oklahoma. The Partnership had previously recognized a ceiling test impairment of $95.2 million during the first quarter of 2009 while no impairment was necessary for the second quarter of 2009. As of September 30, 2009, the ceiling test computation utilizing spot prices on that day resulted in the carrying costs of our unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the September 30, 2009 present value of future net revenues by approximately $6.9 million. As a result of subsequent increases in spot prices, the need to recognize an impairment for the quarter ended September 30, 2009, was eliminated. Natural gas, which is sold at other natural gas marketing hubs where we conduct operations, is subject to prices which reflect variables that can increase or decrease spot natural gas prices at these hubs such as market demand, transportation costs and quality of the natural gas being sold. Those differences are referred to as the basis differentials. Typically, basis differentials result in natural gas prices which are lower than Henry Hub, except in Appalachia, where we have typically received a premium to Henry Hub. We may face further ceiling test write-downs in future periods, depending on the level of commodity prices, drilling results and well performance.

The calculation of the ceiling test is based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, production and changes in economics related to the properties subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

10.	Commitments and Contingencies

Litigation

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. Below is a brief description of any material legal proceedings that were initiated against us since December 31, 2008 and any material developments in existing material legal proceedings that have occurred since December 31, 2008. For additional information regarding our legal proceedings, please see Note 11 to our consolidated financial statements included in our 2008 Form 10-K/A and Note 10 to our consolidated financial statements included in our Forms 10-Q for the three months ended March 31, 2009 and June 30, 2009.

Federal Individual Securities Litigation

J. Steven Emerson, Emerson Partners, J. Steven Emerson Roth IRA, J. Steven Emerson IRA RO II, and Emerson Family Foundation v. Quest Resource Corporation, Inc., Quest Energy Partners L.P., Jerry Cash, David E. Grose, and John Garrison, Case No. 5:09-cv-1226-M, U.S. District Court for the Western District of Oklahoma, filed November 3, 2009

On November 3, 2009 a complaint was filed in the United States District Court for the Western District of Oklahoma naming QRCP, QELP, and certain current and former officers and directors as defendants. The complaint was filed by individual shareholders of QRCP stock and individual purchasers of QELP common units. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material information concerning unauthorized transfers from subsidiaries of QRCP to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. The complaint also alleges that QRCP and QELP issued false and misleading statements and or/concealed material information concerning a misappropriation by its former chief financial officer, Mr. David E. Grose, of $1 million in company funds and receipt of unauthorized kickbacks of approximately $850,000 from a company vendor. The complaint also alleges that, as a result of these actions, the price of QRCP stock and QELP common units was artificially inflated when the plaintiff purchased

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

QRCP stock and QELP common units. The plaintiffs seek $10 million in damages. QRCP and QELP intend to defend vigorously against the plaintiffs’ claims.

Federal Derivative Case

William Dean Enders, derivatively on behalf of nominal defendant Quest Energy Partners, L.P. v. Jerry D. Cash, David E. Grose, David C. Lawler, Gary Pittman, Mark Stansberry, J. Philip McCormick, Douglas Brent Mueller, Mid Continent Pipe & Equipment, LLC, Reliable Pipe & Equipment, LLC, RHB Global, LLC, RHB, Inc., Rodger H. Brooks, Murrell, Hall, McIntosh & Co. PLLP, and Eide Bailly LLP, Case No. CIV-09-752-F, U.S. District Court for the Western District of Oklahoma, filed July 17, 2009

On July 17, 2009, a complaint was filed in the United States District Court for the Western District of Oklahoma, purportedly on Quest Energy’s behalf, which names certain of its current and former officers and directors, external auditors and vendors. The factual allegations relate to, among other things, the transfers and lack of effective internal controls. The complaint asserts claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment, conversion, disgorgement under the Sarbanes-Oxley Act of 2002, and aiding and abetting breaches of fiduciary duties against the individual defendants and vendors and professional negligence and breach of contract against the external auditors. The complaint seeks monetary damages, disgorgement, costs and expenses and equitable and/or injunctive relief. It also seeks Quest Energy to take all necessary actions to reform and improve its corporate governance and internal procedures. On September 8, 2009, the case was transferred to Judge Miles-LaGrange who is presiding over the other federal cases discussed below, and the case number was changed to CIV-09-752-M. All proceedings in this matter are currently stayed under Judge Miles-Lagrange’s order of October 16, 2009.

Personal Injury Litigation

St. Paul Surplus Lines Insurance Company v. Quest Cherokee Oilfield Service, LLC, et al., CJ-2009-1078, District Court of Tulsa County, State of Oklahoma, filed February 11, 2009

Quest Cherokee Oilfield Service, LLC (“QCOS”) has been named as a defendant in this declaratory action. This action arises out of the Trigoso matter discussed below. Plaintiff alleges that no coverage is owed QCOS under the excess insurance policy issued by plaintiff. The contentions of plaintiff primarily rest on their position that the allegations made in Trigoso are intentional in nature and that the excess insurance policy does not cover such claims. QCOS will vigorously defend the declaratory action.

Jacob Dodd v. Arvilla Oilfield Services, LLC, et al., Case No. 08-C-47, Circuit Court of Ritchie County, State of West Virginia, filed May 8, 2008

Quest Eastern, et al. has been named in this personal injury lawsuit arising out of an automobile collision and was served on May 12, 2009. Limited discovery has taken place. Quest Eastern intends to vigorously defend against this claim.

Litigation Related to Oil and Gas Leases

Edward E. Birk, et ux., and Brian L. Birk, et ux., v. Quest Cherokee, LLC, Case No. 09-CV-27, District Court of Neosho County, State of Kansas, filed April 23, 2009

Quest Cherokee was named as a defendant in a lawsuit filed by Edward E. Birk, et ux., and Brian L. Birk, et ux., on April 23, 2009. Plaintiffs claim that they are entitled to an overriding royalty interest (1/16th in some leases, and 1/32nd in some leases) in 14 oil and gas leases owned and operated by Quest Cherokee. Plaintiffs contend that Quest Cherokee has produced oil and/or gas from wells located on or unitized with those leases, and that Quest Cherokee has failed to pay plaintiffs their overriding royalty interest in that production. Quest Cherokee has filed an answer defending its position. Quest Cherokee intends to defend vigorously against these claims.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Robert C. Aker, et al. v. Quest Cherokee, LLC, et al., Case No. 3-09CV101, U.S. District Court for the Western District of Pennsylvania, filed April 16, 2009

Quest Cherokee, et al. were named as defendants in this action where plaintiffs seek a ruling invalidating certain oil and gas leases. Quest Cherokee has filed a motion to dismiss for lack of jurisdiction, and no discovery has taken place. Quest Cherokee is investigating whether it is a proper party to this lawsuit and intends to vigorously defend against this claim.

Larry Reitz, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00076, District Court of Nowata County, State of Oklahoma, filed May 15, 2009

QRCP, et al. have been named in the above-referenced lawsuit. The lawsuit was served on May 22, 2009. Defendants have filed a motion to dismiss certain claims, and no discovery has taken place. Plaintiffs allege that defendants have wrongfully deducted costs from the royalties of plaintiffs and have engaged in self-dealing contracts and agreements resulting in a less than market price for production. Plaintiffs seek unspecified actual and punitive damages. Defendants intend to defend vigorously against this claim.

Kim E. Kuhn, Scott Tomlinson, Todd Tomlinson, Charles Willier, Brian Sefcik v. Quest Cherokee, LLC, Case No. 2009 CV 43, District Court of Wilson County, State of Kansas, filed July 27, 2009

Quest Cherokee has been named as a defendant by the landowners identified above for allegedly refusing to execute a Surface and Use Agreement. Plaintiffs seek monetary damages for breach of contract, damages to their property caused by Quest Cherokee, to terminate Quest Cherokee’s access to the property, and attorneys’ fees. Quest Cherokee denies plaintiffs’ allegations and will vigorously defend against the plaintiffs’ claims.

Billy Bob Willis, et al. v. Quest Resource Corporation, et al., Case No. CJ-09-00063, District Court of Nowata County, State of Oklahoma, filed April 28, 2009

QRCP, et al. have been named in the above-referenced lawsuit. Plaintiffs are royalty owners who allege underpayment of royalties owed to them. Plaintiffs also allege, among other things, that defendants engaged in self-dealing and breached fiduciary duties owed to plaintiffs, and that defendants acted fraudulently toward the plaintiffs. Plaintiffs also allege that the gathering fees and related charges should not have been deducted in paying royalties. QRCP intends to defend this action vigorously.

Below is a brief description of any material developments that have occurred in our ongoing material legal proceedings since December 31, 2008. Additional information with respect to our material legal proceedings can be found in our 2008 Form 10-K/A.

Federal Securities Class Actions

Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, U.S. District Court for the Western District of Oklahoma, filed September 5, 2008

James Jents, individually and on behalf of all others similarly situated v. Quest Resource Corporation, Jerry Cash, David E. Grose, and John Garrison, Case No. 08-cv-968-M, U.S. District Court for the Western District of Oklahoma, filed September 12, 2008

J. Braxton Kyzer and Bapui Rao, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation and David E. Grose, Case No. 08-cv-1066-M, U.S. District Court for the Western District of Oklahoma, filed October 6, 2008

Paul Rosen, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-978-M, U.S. District Court for the Western District of Oklahoma, filed September 17, 2008

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Four putative class action complaints were filed in the United States District Court for the Western District of Oklahoma naming QRCP, QELP and Quest Energy GP, LLC (“Quest Energy GP”) and certain of their current and former officers and directors as defendants. The complaints were filed by certain stockholders on behalf of themselves and other stockholders who purchased QRCP common stock between May 2, 2005 and August 25, 2008 and QELP common units between November 7, 2007 and August 25, 2008. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning certain unauthorized transfers of funds from subsidiaries of QRCP to entities controlled by QRCP’s former chief executive officer, Mr. Jerry D. Cash. The complaints also allege that, as a result of these actions, QRCP’s stock price and the unit price of QELP was artificially inflated during the class period. On December 29, 2008 the court consolidated these complaints as Michael Friedman, individually and on behalf of all others similarly situated v. Quest Energy Partners LP, Quest Energy GP LLC, Quest Resource Corporation, Jerry Cash, and David E. Grose, Case No. 08-cv-936-M, in the Western District of Oklahoma. On September 24, 2009, the court appointed lead plaintiffs for each of the QRCP class and the QELP class. The lead plaintiffs must file a consolidated amended complaint within 60 days after being appointed. No further activity is expected in the purported class action until an amended consolidated complaint is filed. On October 13, 2009, the lead plaintiffs filed a motion for partial modification of the automatic discovery stay provided by the Private Securities Litigation Reform Act of 1995. QRCP, QELP and Quest Energy GP intend to defend vigorously against plaintiffs’ claims.

QRCP and QELP have received letters from their directors and officers’ insurance carriers reserving their rights to limit or preclude coverage under various provisions and exclusions in the policies, including for the committing of a deliberate criminal or fraudulent act by a past, present, or future chief executive officer or chief financial officer. QELP recently received a letter from its directors’ and officers’ liability insurance carrier that it will not provide insurance coverage based on Mr. Cash’s alleged written admission that he engaged in acts for which coverage is excluded. QELP is reviewing the letter and evaluating its options.

Royalty Owner Class Action

Hugo Spieker, et al. v. Quest Cherokee, LLC, Case No. 07-1225-MLB, in the U.S. District Court, District of Kansas, filed August 6, 2007

Quest Cherokee was named as a defendant in a class action lawsuit filed by several royalty owners in the U.S. District Court for the District of Kansas. The case was filed by the named plaintiffs on behalf of a putative class consisting of all Quest Cherokee’s royalty and overriding royalty owners in the Kansas portion of the Cherokee Basin. Plaintiffs contend that Quest Cherokee failed to properly make royalty payments to them and the putative class by, among other things, paying royalties based on reduced volumes instead of volumes measured at the wellheads, by allocating expenses in excess of the actual costs of the services represented, by allocating production costs to the royalty owners, by improperly allocating marketing costs to the royalty owners, and by making the royalty payments after the statutorily proscribed time for doing so without providing the required interest. Quest Cherokee answered the complaint and denied plaintiffs’ claims. On July 21, 2009, the court granted plaintiffs’ motion to compel production of Quest Cherokee’s electronically stored information, or ESI, and directed the parties to decide upon a timeframe for producing Quest Cherokee’s ESI. Discovery has been stayed until December 5, 2009 to allow the parties to discuss settlement terms. Quest Cherokee has received an initial settlement offer from plaintiffs’ counsel and is in the process of evaluating the offer and its response to the same.

Personal Injury Litigation

Segundo Francisco Trigoso and Dana Jara De Trigoso v. Quest Cherokee Oilfield Service, LLC, CJ-2007-11079, in the District Court of Oklahoma County, State of Oklahoma, filed December 27, 2007

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

QCOS was named in this lawsuit filed by plaintiffs Segundo Francisco Trigoso and Dana Jara De Trigoso. Plaintiffs allege that Segundo Francisco Trigoso was seriously injured while working for QCOS on September 29, 2006 and that the conduct of QCOS was substantially certain to cause injury to Segundo Francisco Trigoso. Plaintiffs seek unspecified damages for physical injuries, emotional injuries, loss of consortium and pain and suffering. Plaintiffs also seek punitive damages. Various motions for summary judgment have been filed and denied by the court. It is expected that the court will set this matter for trial in Winter 2010. QCOS intends to defend vigorously against plaintiffs’ claims.

Berenice Urias v. Quest Cherokee, LLC, et al., CV-2008-238C in the Fifth Judicial District, County of Lea, State of New Mexico (Second Amended Complaint filed September 24, 2008)

Quest Cherokee was named in this wrongful death lawsuit filed by Berenice Urias. Plaintiff was the surviving fiancée of the decedent Montano Moreno. The decedent was killed while working for United Drilling, Inc. United Drilling was transporting a drilling rig between locations when the decedent was electrocuted. All claims against Quest Cherokee have been dismissed with prejudice.

Litigation Related to Oil and Gas Leases

Quest Cherokee has been named as a defendant or counterclaim defendant in several lawsuits in which the plaintiff claims that oil and gas leases owned and operated by Quest Cherokee have either expired by their terms or, for various reasons, have been forfeited by Quest Cherokee. Those lawsuits were originally filed in the district courts of Labette, Montgomery, Wilson, and Neosho Counties, Kansas. Quest Cherokee has drilled wells on some of the oil and gas leases in issue and some of those oil and gas leases do not have a well located thereon but have been unitized with other oil and gas leases upon which a well has been drilled. As of November 4, 2009, the total amount of acreage covered by the leases at issue in these lawsuits was approximately 5,100 acres. Quest Cherokee intends to vigorously defend against those claims. Following is a list of those cases:

Housel v. Quest Cherokee, LLC, Case No. 06-CV-26-I, District Court of Montgomery County, State of Kansas, filed March 2, 2006

Roger Dean Daniels v. Quest Cherokee, LLC, Case No. 06-CV-61, District Court of Montgomery County, State of Kansas, filed May 5, 2006 (currently on appeal with the Kansas Court of Appeals, Case No. 08-100576-A; oral argument scheduled for November 18, 2009)

Carol R. Knisely, et al. v. Quest Cherokee, LLC, Case No. 07-CV-58-I, District Court of Montgomery County, State of Kansas, filed April 16, 2007

Scott Tomlinson, et al. v. Quest Cherokee, LLC, Case No. 2007-CV-45, District Court of Wilson County, State of Kansas, filed August 29, 2007 (trial set for December 2009)

Ilene T. Bussman et al. v. Quest Cherokee, LLC, Case No. 07-CV-106-PA, District Court of Labette County, State of Kansas, filed November 26, 2007

Gary Dale Palmer, et al. v. Quest Cherokee, LLC, Case No. 07-CV-107-PA, District Court of Labette County, State of Kansas, filed November 26, 2007

Richard L. Bradford, et al. v. Quest Cherokee, LLC, Case No. 2008-CV-67, District Court of Wilson County, State of Kansas, filed September 18, 2008 (settled and dismissed in August 2009)

Richard Winder v. Quest Cherokee, LLC, Case Nos. 07-CV-141 and 08-CV-20, District Court of Neosho County, State of Kansas, filed December 7, 2007, and February 27, 2008

Quest Cherokee v. Hinkle, et. al. & Admiral Bay, Case No. 2006-CV-74, District Court of Labette County, State of Kansas, filed September 15, 2006 (trial set for February 2010)

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. 04-C-100-PA, District Court of Labette County, State of Kansas, filed on September 1, 2004

Quest Cherokee and Bluestem were named as defendants in a lawsuit filed by Central Natural Resources, Inc. (“Central Natural Resources”) on September 1, 2004 in the District Court of Labette County, Kansas. Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem purchases and gathers the gas produced by Quest Cherokee. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser and has damaged its coal through its drilling and production operations. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged that Bluestem converted the gas and seeks an accounting for all gas purchased by Bluestem from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. If Quest Cherokee prevails on that issue, then the Plaintiff’s claims against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane gas were filed by Quest Cherokee and the plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. Plaintiff appealed the summary judgment and the Kansas Supreme Court issued an opinion affirming the District Court’s decision and remanded the case to the District Court for further proceedings consistent with that decision. Central Natural Resources filed a motion seeking to dismiss all of its remaining claims, without prejudice, and a journal entry of dismissal has been approved by the District Court.

Central Natural Resources, Inc. v. Quest Cherokee, LLC, et al., Case No. CJ-06-07, District Court of Craig County, State of Oklahoma, filed January 17, 2006

Quest Cherokee was named as a defendant in a lawsuit filed by Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleged that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff sought to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contended it has valid leases from the owners of the coal bed methane gas rights. The issue was whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. All claims have been dismissed by agreement of all of the parties and a journal entry of dismissal has been approved by the District Court.

Other

Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-91, District Court of Neosho County, State of Kansas, filed July 19, 2007; and Well Refined Drilling Co. v. Quest Cherokee, LLC, Case No. 2007-CV-46, District Court of Wilson County, State of Kansas, filed September 4, 2007

Quest Cherokee was named as a defendant in two lawsuits filed by Well Refined Drilling Company in the District Court of Neosho County, Kansas (Case No. 2007 CV 91) and in the District Court of Wilson County, Kansas (Case No. 2007 CV 46). In both cases, plaintiff contended that Quest Cherokee owed certain sums for services provided by the plaintiff in connection with drilling wells for Quest Cherokee. Plaintiff had also filed mechanics liens against the oil and gas leases on which those wells are located and also sought foreclosure of those liens. Quest Cherokee had answered those petitions and had denied plaintiff’s claims. The claims in these lawsuits have been settled and dismissed by agreement of all of the parties.

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Barbara Cox v. Quest Cherokee, LLC, Case No. CIV-08-0546, U.S. District Court for the District of New Mexico, filed April 18, 2008

Quest Cherokee was named in this lawsuit by Barbara Cox. Plaintiff is a landowner in Hobbs, New Mexico and owns the property where the Quest State 9-4 Well was drilled and plugged. Plaintiff alleged that Quest Cherokee violated the New Mexico Surface Owner Protection Act and has committed a trespass and nuisance in the drilling and maintenance of the well. The parties have settled this case and dismissal is expected before the end of November 2009

Environmental Matters

As of September 30, 2009, there were no known environmental or regulatory matters related to our operations which are reasonably expected to result in a material liability to us. Like other oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

Financial Advisor Contract

In January 2009, Quest Energy GP engaged a financial advisor to us in connection with the review of our strategic alternatives. Under the terms of the agreement, the financial advisor received a one-time advisory fee of $50,000 in January 2009 and was entitled to additional monthly advisory fees of $25,000 for a minimum period of six months payable on the last day of the month beginning January 31, 2009. In addition, the financial advisor was entitled to inestimable fees if certain transactions occur. On July 1, 2009, Quest Energy GP entered into an amendment to its original financial advisor agreement, which provided that the monthly advisory fee increased to $200,000 per month with a total of $800,000, representing the aggregate fees for each of April, May, June and July 2009, which amount was paid upon execution of the amendment. The additional financial advisor fees payable if certain transactions occurred were canceled; however, the financial advisor was still entitled to a fairness opinion fee of $650,000 in connection with any merger, sale or acquisition involving Quest Energy GP or Quest Energy, which amount was paid in connection with the delivery of a fairness opinion at the time of the execution of the Merger Agreement.

11.	Related Party Transactions

Settlement Agreements

As discussed in our 2008 Form 10-K/A, we and QRCP filed lawsuits, related to the Transfers, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we, QRCP, and Quest Midstream entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement, and based on a settlement allocation agreed to by our board of directors and the board of directors of QRCP, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas and we received Mr. Cash’s interest in STP Newco, Inc (“STP”) which consisted of 100% of the common stock of the company.

While QRCP estimated the value of these assets to be less than the amount of the unauthorized transfers and cost of the internal investigation, Mr. Cash represented that they comprised substantially all of Mr. Cash’s net worth and the majority of the value of the controlled-entity. We and QRCP did not take Mr. Cash’s stock in QRCP, which he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock.

STP owns interests in certain oil producing properties in Oklahoma, and other assets and liabilities. STP’s accounting and operation records provided to us, at the date of the settlement, were in poor condition and we are in the process of reconstructing the financial records in order to determine the estimated fair value of the assets

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QUEST ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquired and liabilities assumed in connection with the settlement. Based on documents QRCP received prior to the settlement, the estimated fair value of the net assets to be assumed was expected to provide us reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by us; however, the financial information we received prior to closing contained errors related to Mr. Cash’s ownership interests in the properties as well as amounts due vendors and royalty owners. Based on work performed to date, we and QRCP, believe that the actual estimated fair value of net assets of STP that we received is less than previously expected. We and QRCP expect to complete our analysis of STP’s financial information and our final valuation of the oil producing properties obtained from STP by December 31, 2009. We and QRCP also are in the process of determining what further actions can be taken with regards to this matter and intend to pursue all remedies available under the law.

Based on the information available at this time, we have estimated the fair value of the assets and liabilities obtained in connection with the settlement. As additional information becomes available other assets and/or liabilities may be identified and recorded. The estimated fair value of the assets and liabilities received is as follows (in thousands):

Oil & gas properties	$1,076
Current liabilities	(326)
Long-term debt	(719)

Net assets received	$31

Merger Agreement and Support Agreement

As discussed in Note 1 Basis of Presentation, on July 2, 2009, we entered into the Merger Agreement with QRCP, Quest Midstream, and other parties thereto pursuant to which, following a series of mergers and an entity conversion, QRCP, Quest Energy and the successor to Quest Midstream will become wholly-owned subsidiaries of PostRock. On October 2, 2009, the Merger Agreement was amended to, among other things, reflect certain technical changes as the result of an internal restructuring. Additionally, since shortly before execution of the Merger Agreement one of the Quest Midstream investors had abandoned its Quest Midstream common units, which were inadvertently included in calculating the Quest Midstream exchange ratio contained in the Merger Agreement, the amendment also permitted Quest Midstream to make a distribution of additional common units to its common unitholders in order to increase the number of outstanding common units to match, as closely as practicable, the number set forth in the Merger Agreement. The effect of the distribution was to preserve the relative ownership percentages of PostRock agreed to by the parties without the need to amend the Quest Midstream exchange ratio.

Additionally, in connection with the Merger Agreement, on July 2, 2009, we entered into a Support Agreement with QRCP, Quest Midstream and certain Quest Midstream unitholders (the “Support Agreement”), which was amended on October 2, 2009 to, among other things, add an additional Quest Midstream common unitholder as a party. Pursuant to the Support Agreement, as amended, QRCP has, subject to certain conditions, agreed to vote the common and subordinated units of Quest Energy and Quest Midstream that it owns in favor of the Recombination and the holders of approximately 73% of the common units of Quest Midstream have, subject to certain conditions, agreed to vote their common units in favor of the Recombination.

12.	Subsequent Events

We evaluated our activity after September 30, 2009 until the date of issuance, November 5, 2009, for recognized and unrecognized subsequent events not discussed elsewhere in these footnotes and determined there were none.

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ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-looking statements

This quarterly report contains forward-looking statements that do not directly or exclusively relate to historical facts. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “intend,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Forward-looking statements include information concerning possible or assumed future results of our operations, including statements about the Recombination, projected financial information, valuation information, possible outcomes from strategic alternatives other than the Recombination, the expected amounts, timing and availability of financing, availability under credit facilities, levels of capital expenditures, sources of funds, and funding requirements, among others.

These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include, among others, the risk factors described in Part II, Item IA. “Risk Factors,” as well as the risk factors described in Item 1A. “Risk Factors” in our 2008 Form 10-K/A.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than as described. You should consider the areas of risk and uncertainty described above and discussed in Part II, Item IA. “Risk Factors,” as well as the risk factors described in Item 1A. “Risk Factors” in our 2008 Form 10-K/A in connection with any written or oral forward-looking statements that may be made after the date of this report by us. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview of QELP

We are a publicly traded master limited partnership formed in 2007 by Quest Resource Corporation (“QRCP”) to acquire, exploit and develop oil and natural gas properties. Our principal oil and gas production operations are located in the Cherokee Basin of southeastern Kansas and northeastern Oklahoma; Seminole County, Oklahoma; and West Virginia and New York in the Appalachian Basin.

Operating Highlights

Our significant operational highlights include:

•	We reduced production costs in the current quarter by $0.13 per Mcfe from the prior year quarter.

•	We sustained natural gas production levels similar to the prior year despite minimal current period capital expenditures on acquisition and development.

Financial Highlights

Our significant financial highlights include:

•	We reduced total debt by $41.1 million since December 31, 2008.

•	We increased cash and cash equivalents by $14.3 million since December 31, 2008.

•	We repriced our derivatives during the second quarter of 2009 and received $26 million as a result.

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Recent Developments

Global Financial Crisis and Impact on Capital Markets and Commodity Prices

Currently, there is unprecedented uncertainty in the financial markets. This uncertainty presents additional potential risks to us and our subsidiaries and affiliates. These risks include the availability and costs associated with our borrowing capabilities and raising additional debt and equity capital.

Additionally, the current global economic outlook coupled with exceptional unconventional resource development success in the U.S. has resulted in a significant decline in natural gas prices across the United States. Gas price declines impact us in two different ways. First, the basis differential from NYMEX pricing to sales point pricing for our Cherokee Basin gas production has narrowed significantly. Our Cherokee Basin basis differential averaged $0.49 per Mmbtu in the third quarter of 2009 and was $0.23 per Mmbtu in October 2009 which is down from an average of $1.79 per Mmbtu in the third quarter of 2008 and $3.38 per Mmbtu in October 2008. The second impact has been the absolute value erosion of natural gas prices. Our operations and financial condition are significantly impacted by absolute natural gas prices. On September 30, 2009, the spot market price for natural gas at Henry Hub was $3.30 per Mmbtu, a 53.7% decrease from September 30, 2008.

For oil, worldwide demand has decreased by over 5% from 2007 levels creating an oversupply environment similar to natural gas. The recent recovery of oil prices into the $70 per barrel range has had a small positive impact on revenues during the second half of 2009. Our management believes that managing price volatility will continue to be a challenge. The spot market price for oil at Cushing, Oklahoma at September 30, 2009 was $70.46 per barrel, a 30.0% decrease from the price at September 30, 2008. It is impossible to predict the duration or outcome of these price declines or the long-term impact on drilling and operating costs and the impacts, whether favorable or unfavorable, to our results of operations, liquidity and capital resources. Due to our relatively low level of oil production relative to gas and our existing commodity hedge positions, the volatility of oil prices had less of an effect on our operations.

Suspension of Distributions

We suspended distributions on our subordinated units starting with the third quarter of 2008 and on all units starting with the fourth quarter of 2008. Distributions on all of our units continue to be suspended. We do not expect to have any available cash to pay distributions in 2009 and we are unable to estimate at this time when such distributions may, if ever, be resumed. The terms of our credit agreements restrict our ability to pay distributions, among other things. Even if the restrictions on the payment of distributions under our credit agreements are removed, we may continue to not pay distributions in order to conserve cash for the repayment of indebtedness or other business purposes.

Even if we do not pay distributions, our unitholders may be liable for taxes on their share of our taxable income.

Settlement Agreements

As discussed in our 2008 Form 10-K/A, we and QRCP filed lawsuits, related to certain unauthorized transfers, repayments and re-transfers of funds (the “Transfers”) to entities controlled by Jerry D. Cash, our former chief executive office, seeking, among other things, to recover the funds that were transferred. On May 19, 2009, we, QRCP, and Quest Midstream Partners, L.P. (“Quest Midstream”) entered into settlement agreements with Mr. Cash, the controlled-entity and the other owners to settle this litigation. Under the terms of the settlement, and based on a settlement allocation agreed to by our board of directors and the board of directors of QRCP, QRCP received (1) approximately $2.4 million in cash and (2) 60% of the controlled-entity’s interest in a gas well located in Louisiana and a landfill gas development project located in Texas and we received Mr. Cash’s interest in STP Newco, Inc (“STP”) which consisted of 100% of the common stock of the company.

While QRCP estimated the value of these assets to be less than the amount of the unauthorized transfers and cost of the internal investigation, Mr. Cash represented that they comprised substantially all of Mr. Cash’s net worth and the majority of the value of the controlled-entity. We and QRCP did not take Mr. Cash’s stock in QRCP, which

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he represented had been pledged to secure personal loans with a principal balance far in excess of the current market value of the stock.

STP owns interests in certain oil producing properties in Oklahoma, and other assets and liabilities. STP’s accounting and operation records provided to us, at the date of the settlement, were in poor condition and we are in the process of reconstructing the financial records in order to determine the estimated fair value of the assets acquired and liabilities assumed in connection with the settlement. Based on documents QRCP received prior to the settlement, the estimated fair value of the net assets to be assumed was expected to provide us reimbursement for all of the costs of the internal investigation and the costs of the litigation against Mr. Cash that have been paid by us; however, the financial information we received prior to closing contained errors related to Mr. Cash’s ownership interests in the properties as well as amounts due vendors and royalty owners. Based on work performed to date, we and QRCP, believe that the actual estimated fair value of net assets of STP that we received is less than previously expected. We and QRCP expect to complete our analysis of STP’s financial information and our final valuation of the oil producing properties obtained from STP by December 31, 2009. We and QRCP also are in the process of determining what further actions can be taken with regards to this matter and intend to pursue all remedies available under the law.

Based on the information available at this time, we have valued the known assets and liabilities. As additional information becomes available other assets and/or liabilities may be identified and recorded. The fair value of the assets and liabilities we received is as follows (in thousands):

Oil & gas properties	$1,076
Current liabilities	(326)
Long-term debt	(719)

Net assets received	$31

Recombination

On July 2, 2009, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QRCP, Quest Midstream, and other parties thereto pursuant to which, following a series of mergers and an entity conversion, QRCP, QELP and the successor to Quest Midstream will become wholly-owned subsidiaries of PostRock Energy Corporation (“PostRock”), a new, publicly-traded corporation (the “Recombination”). On October 2, 2009, the Merger Agreement was amended to, among other things, reflect certain technical changes as a result of an internal restructuring. On October 6, 2009, PostRock filed with the SEC a registration statement on Form S-4, which included a joint proxy statement/prospectus, relating to the Recombination.

While we are working toward the completion of the Recombination before the end of 2009; it remains subject to the satisfaction of a number of conditions, including, among others, the arrangement of one or more satisfactory credit facilities for PostRock and its subsidiaries, the approval of the transaction by our unitholders, the unitholders of Quest Midstream and the stockholders of QRCP, and consents from each entity’s existing lenders. There can be no assurance that these conditions will be met or that the Recombination will occur.

Upon completion of the Recombination, the equity of PostRock would be owned approximately 44% by current Quest Midstream common unitholders, approximately 33% by our current common unitholders (other than QRCP), and approximately 23% by current QRCP stockholders.

Additionally, in connection with the Merger Agreement, on July 2, 2009, we entered into a Support Agreement with QRCP, Quest Midstream and certain Quest Midstream unitholders (the “Support Agreement”), which was amended on October 2, 2009 to, among other things, add an additional Quest Midstream common unitholder as a party. Pursuant to the Support Agreement, as amended, QRCP has, subject to certain conditions, agreed to vote the common and subordinated units of us and Quest Midstream that it owns in favor of the Recombination and the holders of approximately 73% of the common units of Quest Midstream have, subject to certain conditions, agreed to vote their common units in favor of the Recombination.

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Results of Operations

The following discussion of financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements and the related notes, which are included elsewhere in this report.

Three Months Ended September 30, 2009 Compared to the Three Months Ended September 30, 2008

Overview.  Operating data for the periods indicated are as follows (in thousands):

	Three Months Ended
	September 30,
	2009	2008	Increase/(Decrease)

Oil and gas sales	$18,151	$49,454	$(31,303)	(63.3)%
Oil and gas production costs	$8,458	$9,821	$(1,363)	(13.9)%
Transportation expense	$10,879	$8,583	$2,296	26.8%
Depreciation, depletion and amortization	$9,076	$13,196	$(4,120)	(31.2)%
General and administrative expenses	$5,570	$734	$4,836	658.9%
Gain from derivative financial instruments	$8,752	$145,132	$(136,380)	(94.0)%
Interest expense, net	$3,370	$4,354	$(984)	(22.6)%

Production.  Oil and gas production data for the periods indicated are as follows:

	Three Months Ended
	September 30,
	2009	2008	Increase/(Decrease)

Production Data:
Natural gas production (Mmcf)	5,317	5,694	(377)	(6.6)%
Oil production (Mbbl)	20	19	1	5.3%
Total production (Mmcfe)	5,437	5,808	(371)	(6.4)%
Average daily production (Mmcfe/d)	59.1	63.1	(4.0)	(6.3)%
Average Sales Price per Unit:
Natural gas (Mcf)	$3.18	$8.30	$(5.12)	(61.7)%
Oil (Bbl)	$64.21	$116.89	$(52.68)	(45.1)%
Natural gas equivalent (Mcfe)	$3.34	$8.51	$(5.17)	(60.8)%
Average Unit Costs per Mcfe:
Production costs	$1.56	$1.69	$(0.13)	(7.7)%
Transportation expense	$2.00	$1.48	$0.52	35.1%
Depreciation, depletion and amortization	$1.67	$2.27	$(0.60)	(26.4)%

Oil and Gas Sales.  Oil and gas sales decreased $31.3 million, or 63.3%, to $18.2 million for the three months ended September 30, 2009, from $49.5 million for the three months ended September 30, 2008. This decrease was the result of a decrease in average realized prices and a small decrease in volumes. The decrease in the average realized price accounted for $30.1 million of the decrease. Our average product prices, which exclude hedge settlements, on an equivalent basis (Mcfe) decreased to $3.34 per Mcfe for the three months ended September 30, 2009 from $8.51 per Mcfe for the three months ended September 30, 2008. A decline in volumes of 371 Mmcfe for the quarter further reduced oil and gas sales by $1.2 million for the three months ended September 30, 2009, compared to the three months ended September 30, 2008.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses increased $0.9 million, or 5.1%, to $19.3 million for the three months ended September 30, 2009, from $18.4 million for the three months ended September 30, 2008.

Oil and gas production costs decreased $1.4 million, or 13.9%, to $8.4 million for the three months ended September 30, 2009, from $9.8 million for the three months ended September 30, 2008. This decrease was primarily due to cost-cutting measures that began in the third quarter of 2008 continuing into the current year, including a reduction in field headcount by approximately half while simultaneously reducing overtime hours for the three months ended September 30, 2009 compared to the three months ended September 30, 2008. In addition, well

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service improvement measures resulted in fewer wells going offline, reduced loss of production due to offline wells, and fewer well repairs in the current period. Production costs including gross production taxes and ad valorem taxes were $1.56 per Mcfe for the three months ended September 30, 2009 as compared to $1.69 per Mcfe for the three months ended September 30, 2008. The decrease in per unit cost was due to the cost-cutting and well service improvement measures discussed above.

Transportation expense increased $2.3 million, or 26.8%, to $10.9 million for the three months ended September 30, 2009, from $8.6 million for the three months ended September 30, 2008. The increase was primarily due to an increase in the contracted transportation rate. Transportation expense was $2.00 per Mcfe for the three months ended September 30, 2009 as compared to $1.48 per Mcfe for the three months ended September 30, 2008.

Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our proved oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization decreased approximately $4.1 million, or 31.2% , for the three months ended September 30, 2009 to $9.1 million from $13.2 million in 2008. On a per unit basis, we had a decrease of $0.60 per Mcfe to $1.67 per Mcfe for the three months ended September 30, 2009 from $2.27 per Mcfe for the three months ended September 30, 2008. This decrease was primarily due to the impairment of our oil and gas properties in the fourth quarter of 2008 and the first quarter of 2009, which decreased our rate per unit, as well as the resulting decrease in the depletable pool.

General and Administrative Expenses.  General and administrative expenses increased $4.8 million, or 658.9%, to $5.6 million for the three months ended September 30, 2009, from $0.7 million for the three months ended September 30, 2008. The increase is primarily due to increased accounting and audit fees related to our reaudits and restatements as well as increased legal, professional and investment banker fees related to our Recombination activities.

Gain from Derivative Financial Instruments.  Gain from derivative financial instruments decreased $136.4 million to $8.8 million for the three months ended September 30, 2009, from $145.1 million for the three months ended September 30, 2008. We recorded a $19.6 million realized gain and $10.9 million unrealized loss on our derivative contracts for the three months ended September 30, 2009 compared to a $7.5 million realized loss and $152.7 million unrealized gain for the three months ended September 30, 2008. Unrealized gains and losses are attributable to changes in oil and natural gas prices and volumes hedged from one period end to another.

Interest Expense, net.  Interest expense, net, decreased $1.0 million, or 22.6% , to $3.4 million for the three months ended September 30, 2009, from $4.4 million for the three months ended September 30, 2008. The decrease in interest expense for the three months ended September 30, 2009 compared to the three months ended September 30, 2008, is due both to lower average outstanding debt levels and to lower interest rates.

Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Overview.  Operating data for the periods indicated are as follows (in thousands):

	Nine Months Ended
	September 30,
	2009	2008	Increase/(Decrease)

Oil and gas sales	$56,260	$136,908	$(80,648)	(58.9)%
Oil and gas production costs	$23,216	$34,104	$(10,888)	(31.9)%
Transportation expense	$31,272	$25,921	$5,351	20.6%
Depreciation, depletion and amortization	$24,766	$34,750	$(9,984)	(28.7)%
General and administrative expenses	$13,249	$5,501	$7,748	140.8%
Impairment of oil and gas properties	$95,169	$—	$95,169	*
Gain (loss) from derivative financial instruments	$31,078	$(4,482)	$35,560	793.4%
Interest expense, net	$11,274	$8,747	$2,527	28.9%

*	Not meaningful

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Production.  Oil and gas production data for the periods indicated are as follows:

	Nine Months Ended
	September 30,
	2009	2008	Increase/(Decrease)

Production Data:
Natural gas production (Mmcf)	16,107	15,755	352	2.2%
Oil production (Mbbl)	60	47	13	27.7%
Total production (Mmcfe)	16,467	16,037	430	2.7%
Average daily production (Mmcfe/d)	60.3	58.5	1.8	3.1%
Average Sales Price per Unit:
Natural gas (Mcf)	$3.30	$8.36	$(5.06)	(60.5)%
Oil (Bbl)	$52.27	$110.40	$(58.13)	(52.7)%
Natural gas equivalent (Mcfe)	$3.42	$8.54	$(5.12)	(60.0)%
Average Unit Costs per Mcfe:
Production costs	$1.41	$2.13	$(0.72)	(33.8)%
Transportation expense	$1.90	$1.62	$0.28	17.3%
Depreciation, depletion and amortization	$1.50	$2.17	$(0.67)	(30.9)%

Oil and Gas Sales.  Oil and gas sales decreased $80.6 million, or 58.9%, to $56.3 million for the nine months ended September 30, 2009, from $136.9 million for the nine months ended September 30, 2008. This decrease was the result of a decrease in average realized prices, partially offset by higher volumes. The decrease in the average realized price accounted for $82.1 million of the decrease. Our average product prices, which exclude hedge settlements, on an equivalent basis (Mcfe) decreased to $3.42 per Mcfe for the nine months ended September 30, 2009 from $8.54 per Mcfe for the nine months ended September 30, 2008. This decrease was offset by slightly higher volumes of 430 Mmcfe, resulting in increased oil and gas sales of $1.5 million for the nine months ended September 30, 2009, compared to the nine months ended September 30, 2008. The increased volumes resulted from the PetroEdge acquisition.

Oil and Gas Operating Expenses.  Oil and gas operating expenses consist of oil and gas production costs, which include lease operating expenses, severance taxes and ad valorem taxes, and transportation expense. Oil and gas operating expenses decreased $5.5 million, or 9.2%, to $54.5 million for the nine months ended September 30, 2009, from $60.0 million for the nine months ended September 30, 2008.

Oil and gas production costs decreased $10.9 million, or 31.9% to $23.2 million for the nine months ended September 30, 2009, from $34.1 million for the nine months ended September 30, 2008. This decrease was primarily due to cost-cutting and well service improvement measures such as a reduction in field headcount by approximately one-third while overtime hours were simultaneously reduced for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. The reductions came at the same time we absorbed the operations of PetroEdge, which increased our total production, further reducing our cost per Mcfe. In addition, well service improvement measures resulted in fewer wells going offline, reduced loss of production due to offline wells, and fewer well repairs in the current period compared to the prior period. Production costs including gross production taxes and ad valorem taxes were $1.41 per Mcfe for the nine months ended September 30, 2009 as compared to $2.13 per Mcfe for the nine months ended September 30, 2008. The decrease in per unit cost was due to the cost-cutting and well service improvement measures discussed above, as well as higher volumes over which to spread fixed costs.

Transportation expense increased $5.4 million, or 20.6%, to $31.3 million for the nine months ended September 30, 2009, from $25.9 million for the nine months ended September 30, 2008. The increase was due to an increase in the contracted transportation rate and increased volumes. Transportation expense was $1.90 per Mcfe for the nine months ended September 30, 2009 as compared to $1.62 per Mcfe for the nine months ended September 30, 2008.

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Depreciation, Depletion and Amortization.  We are subject to variances in our depletion rates from period to period due to changes in our oil and gas reserve quantities, production levels, product prices and changes in the depletable cost basis of our oil and gas properties. Our depreciation, depletion and amortization decreased approximately $10.0 million, or 28.7%, for the nine months ended September 30, 2009 to $24.8 million from $34.8 million for the nine months ended September 30, 2008. On a per unit basis, we had a decrease of $0.67 per Mcfe to $1.50 per Mcfe for the nine months ended September 30, 2009 from $2.17 per Mcfe for the nine months ended September 30, 2008. This decrease was primarily due to the impairments of our oil and gas properties in the fourth quarter of 2008 and the first quarter of 2009, offset by decreases in proved reserves due to the effect of lower prices.

General and Administrative Expenses.  General and administrative expenses increased $7.7 million, or 140.8%, to $13.2 million for the nine months ended September 30, 2009, from $5.5 million for the nine months ended September 30, 2008. The increase is primarily due increased legal, audit and other professional fees in connection with the restatement and reaudits of our financial statements as well as increased legal, professional and investment banker fees related to our Recombination activities.

Impairment of Oil and Gas Properties.  Under the present full cost accounting rules, we are required to compute the after-tax present value of our proved oil and natural gas properties using spot market prices for oil and natural gas at our balance sheet date. The base for our spot prices for natural gas is Henry Hub and for oil is Cushing, Oklahoma. We had previously recognized a ceiling test impairment of $95.2 million during the first quarter of 2009 while no impairment was necessary for the second quarter of 2009. As of September 30, 2009, the ceiling test computation utilizing spot prices on that day resulted in the carrying costs of our unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the September 30, 2009 present value of future net revenues by approximately $6.9 million. As a result of subsequent increases in spot prices, the need to recognize an impairment for the quarter ended September 30, 2009, was eliminated. A ceiling test impairment was not required for the nine months ended September 30, 2008 based on price levels at that time.

Gain/(Loss) from Derivative Financial Instruments.  Gain from derivative financial instruments increased $35.6 million to a gain of $31.1 million for the nine months ended September 30, 2009, from a loss of $4.5 million for the nine months ended September 30, 2008. We recorded $83.1 million of realized gain and $52.0 million of unrealized loss on our derivative contracts for the nine months ended September 30, 2009 compared to a $17.8 million realized loss and $13.3 million unrealized gain for the nine months ended September 30, 2008. Included in the current year realized gain was $26 million cash received as a result of amending or exiting certain of our above market derivative financial instruments. Unrealized gains and losses are attributable to changes in oil and natural gas prices and volumes hedged from one period end to another.

Interest Expense, net.  Interest expense, net, increased $2.5 million, or 28.9%, to $11.3 million during the nine months ended September 30, 2009, from $8.7 million during the nine months ended September 30, 2008. The increased interest expense for the nine months ended September 30, 2009 relates to higher average debt balances during the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 partially offset by lower interest rates in the current year period.

Liquidity and Capital Resources

Overview.  Our operating cash flows are driven by the quantities of our production of oil and natural gas and the prices received from the sale of this production. Prices of oil and natural gas have historically been very volatile and can significantly impact the cash from the sale our oil and natural gas production. Use of derivative financial instruments help mitigate this price volatility. Cash expenses also impact our operating cash flow and consist primarily of oil and natural gas property operating costs, severance and ad valorem taxes, interest on our indebtedness, general and administrative expenses and taxes on income.

Our primary sources of liquidity are cash generated from our operations, amounts, if any, available in the future under the Amended and Restated Credit Agreement, as amended (the “Quest Cherokee Credit Agreement”) and funds from future private and public equity and debt offerings.

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At September 30, 2009 we had no availability under the Quest Cherokee Credit Agreement. In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, we amended or exited certain of our above market natural gas price derivative contracts and, in return, received approximately $26 million. At the same time, we entered into new natural gas price derivative contracts to increase the total amount of our future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, we made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, we repaid the $14 million borrowing base deficiency. We anticipate that in connection with the redetermination of our borrowing base in November 2009, our borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, we expect to be able to make the required payments resulting from the borrowing base deficiency out of our existing funds. The Second Lien Senior Term Loan Agreement, as amended (the “Second Lien Loan Agreement”) originally due and maturing on September 30, 2009, has been extended to November 16, 2009. Management is currently pursuing various options to restructure or refinance our credit agreements. There can be no assurance that such efforts will be successful or that the terms of any new or restructured indebtedness will be favorable to us.

Cash Flows from Operating Activities.  Our operating cash flows are driven by the quantities of our production of oil and natural gas and the prices received from the sale of this production. Prices of oil and natural gas have historically been very volatile and can significantly impact the cash received from the sale our oil and natural gas production. Use of derivative financial instruments help mitigate this price volatility. Cash expenses also impact our operating cash flow and consist primarily of oil and natural gas property operating costs, severance and ad valorem taxes, interest on our indebtedness and general and administrative expenses.

Cash flows from operations totaled $57.8 million for the nine months ended September 30, 2009 as compared to cash flows from operations of $48.5 million for the nine months ended September 30, 2009. The increase is attributable primarily to higher realized gains on derivatives partially offset by lower revenues as a result of lower realized prices on oil and gas.

Cash Flows from Investing Activities.  Net cash used in investing activities totaled $1.5 million for the nine months ended September 30, 2009 as compared to $148.3 million for the nine months ended September 30, 2008. In 2009, we significantly curbed our acquisition and development activity due to the decline in oil and gas prices as well as liquidity constraints. Cash outflows from investing activities in the nine months ended September 30, 2008 included $71.2 million related to the acquisition of the PetroEdge assets. The following table sets forth our capital expenditures by major categories for the nine months ended September 30, 2009.

Nine Months Ended
September 30, 2009
(In thousands)

Capital expenditures:
Leasehold acquisition	$1,027
Development	212
Other items	145

Total capital expenditures	$1,384

Cash Flows from Financing Activities.  Net cash used in financing activities totaled $42.0 million for the nine months ended September 30, 2009 as compared to cash provided by financing activities of $109.4 million for the nine months ended September 30, 2008. In 2009, cash used by financing was primarily comprised of $41.8 million of repayment on our revolving facility and term loan discussed under “Credit Agreements” below.

Working Capital.  At September 30, 2009, we had current assets of $60.9 million. Our working capital (current assets minus current liabilities, excluding the short-term derivative assets and liabilities of $19.6 million and $1.4 million, respectively) was $0.1 million at September 30, 2009, compared to a working capital (excluding the short-term derivative assets and liabilities of $43.0 million and $12,000, respectively) deficit of $30.0 million at

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December 31, 2008. The change is primarily due to our realized gains on derivatives partially including $26 million received from the early exit or amendment of derivatives that were subsequently reset to market prices.

Credit Agreements

A. Quest Cherokee Credit Agreement.

Quest Cherokee, LLC (“Quest Cherokee”) is a party to the “Quest Cherokee Credit Agreement”, with Royal Bank of Canada (“RBC”), KeyBank National Association (“KeyBank”) and the lenders party thereto for a $250 million revolving credit facility, which is guaranteed by Quest Energy. Availability under the revolving credit facility is tied to a borrowing base that is redetermined by the lenders every six months taking into account the value of Quest Cherokee’s proved reserves.

The borrowing base was $160.0 million and the amount borrowed under the Quest Cherokee Credit Agreement was $160.0 million as of September 30, 2009. As a result, there was no additional borrowing availability. The weighted average interest rate under the Quest Cherokee Credit Agreement for the quarter ended September 30, 2009 was 4.36%.

In July 2009, the borrowing base under the Quest Cherokee Credit Agreement was reduced from $190 million to $160 million, which, following the payment discussed below, resulted in the outstanding borrowings under the Quest Cherokee Credit Agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Energy amended or exited certain of its above market natural gas price derivative contracts and, in return, received approximately $26 million. The strike prices on the derivative contracts that Quest Energy did not exit were set to market prices at the time. At the same time, Quest Energy entered into new natural gas price derivative contracts to increase the total amount of its future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. On June 30, 2009, using these proceeds, Quest Energy made a principal payment of $15 million on the Quest Cherokee Credit Agreement. On July 8, 2009, Quest Energy repaid the $14 million borrowing base deficiency. We anticipate that in connection with the redetermination of our borrowing base in November 2009, our borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, we expect to be able to make the required payments resulting from the borrowing base deficiency out of our existing funds.

On June 18, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to Amended and Restated Credit Agreement that, among other things, permits Quest Cherokee’s obligations under oil and gas derivative contracts with BP Corporation North America, Inc. or any of its affiliates to be secured by the liens under the Quest Cherokee Credit Agreement on a pari passu basis with the obligations under the Quest Cherokee Credit Agreement. On June 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to Amended and Restated Credit Agreement that deferred Quest Energy’s obligation to deliver certain financial statements.

Quest Cherokee was in compliance with all of its covenants under the Quest Cherokee Credit Agreement as of September 30, 2009.

B. Second Lien Loan Agreement.

Quest Energy and Quest Cherokee are parties to the Second Lien Loan Agreement dated as of July 11, 2008, with RBC, KeyBank, Société Générale and the parties thereto for a $45 million term loan originally due and maturing on September 30, 2009.

Quest Energy made quarterly principal payments of $3.8 million on February 17, 2009, May 15, 2009 and August 17, 2009.

As of September 30, 2009 and December 31, 2008, $29.8 million and $41.2 million was outstanding under the Second Lien Loan Agreement, respectively. The weighted average interest rate under the Second Lien Loan Agreement for the quarter ended September 30, 2009 was 11.25%.

On June 30, 2009, Quest Energy and Quest Cherokee entered into a Second Amendment to the Second Lien Loan Agreement that deferred Quest Energy’s obligation to deliver certain financial statements to the lenders. On September 30, 2009, Quest Energy and Quest Cherokee entered into a Third Amendment to the Second Lien Loan

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Agreement that extended the maturity date of the loan from September 30, 2009, to October 31, 2009. On October 30, 2009, Quest Energy and Quest Cherokee entered into a Fourth Amendment to the Second Lien Loan Agreement that extended the maturity of the loan to November 16, 2009. While we are currently negotiating further extensions to this loan, there can be no assurance that such negotiations will be successful or that we will be able to repay amounts due under the Second Lien Loan Agreement in accordance with the terms of the Second Lien Loan Agreement.

Quest Cherokee was in compliance with all of its covenants under the Second Lien Loan Agreement as of September 30, 2009.

Contractual Obligations

We have numerous contractual commitments in the ordinary course of business, debt service requirements and operating lease commitments. Other than those discussed below, these commitments have not materially changed since our prior year end on December 31, 2008.

On July 1, 2009, Quest Energy GP, LLC (“Quest Energy GP”) entered into an amendment to the original agreement with its financial advisor, which provided that the monthly advisory fee increased to $200,000 per month with a total of $800,000, representing the aggregate fees for each of April, May, June and July 2009, which amount was paid upon execution of the amendment. Fees through July 2009 have been expensed and properly accrued as of September 30, 2009. The additional financial advisor fees payable if certain transactions occurred were canceled; however, the financial advisor was entitled to a fairness opinion fee of $650,000 in connection with any merger, sale or acquisition involving Quest Energy GP or Quest Energy, which amount was paid in connection with the delivery of a fairness opinion at the time of the execution of the Merger Agreement.

In addition, we are a party to a management services agreement with Quest Energy Service, pursuant to which Quest Energy Service, through its affiliates and employees, carries out the directions of our general partner and provides us with legal, accounting, finance, tax, property management, engineering and risk management services. Quest Energy Service may additionally provide us with acquisition services in respect of opportunities for us to acquire long-lived, stable and proved oil and gas reserves.

Off-balance Sheet Arrangements

At September 30, 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such activities.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Commodity Price Risk

Our most significant market risk relates to the prices we receive for our oil and natural gas production. In light of the historical volatility of these commodities, we periodically have entered into, and expect in the future to enter into, derivative arrangements aimed at reducing the variability of oil and natural gas prices we receive for our production.

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The following table summarizes the estimated volumes, fixed prices and fair values attributable to oil and gas derivative contracts as of September 30, 2009:

	Remainder of	Year Ending December 31,
	2009	2010	2011	2012	Thereafter	Total
		($ in thousands, except volumes and
		per unit data)

Natural Gas Swaps:
Contract volumes (Mmbtu)	3,687,360	16,129,060	13,550,302	11,000,004	9,000,003	53,366,729
Weighted-average fixed price per Mmbtu	$7.78	$6.26	$6.80	$7.13	$7.28	$6.85
Fair value, net	$11,939	$5,020	$1,048	$1,676	$1,178	$20,861
Natural Gas Collars:
Contract volumes (Mmbtu)	187,500	—	—	—	—	187,500
Weighted-average fixed price per Mmbtu:
Floor	$11.00	$—	$—	$—	$—	$11.00
Ceiling	$15.00	$—	$—	$—	$—	$15.00
Fair value, net	$1,154	$—	$—	$—	$—	$1,154
Total Natural Gas Contracts:
Contract volumes (Mmbtu)	3,874,860	16,129,060	13,550,302	11,000,004	9,000,003	53,554,229
Weighted-average fixed price per Mmbtu	$7.94	$6.26	$6.80	$7.13	$7.28	$6.87
Fair value, net	$13,093	$5,020	$1,048	$1,676	$1,178	$22,015
Basis Swaps:
Contract volumes (Bbl)	—	3,630,000	8,549,998	9,000,000	9,000,003	30,180,001
Weighted-average fixed price per Bbl	$—	$0.63	$0.67	$0.70	$0.71	$0.69
Fair value, net	$—	$(957)	$(1,512)	$(1,393)	$(1,138)	$(5,000)
Crude Oil Swaps:
Contract volumes (Bbl)	9,000	30,000	—	—	—	39,000
Weighted-average fixed price per Bbl	$90.07	$87.50	$—	$—	$—	$88.09
Fair value, net	$170	$386	$—	$—	$—	$556
Total fair value, net	$13,263	$4,449	$(464)	$283	$40	$17,571

In June 2009, we amended or exited certain of our above market natural gas price derivative contracts for periods beginning in the second quarter of 2010 through the fourth quarter of 2012. In return, we received approximately $26 million. Concurrent with this, the strike prices on the derivative contracts that we did not exit were set to market prices at the time and we entered into new natural gas price derivative contracts to increase the total amount of our future estimated proved developed producing natural gas production hedged to approximately 85% through 2013. Except for the commodity derivative contracts noted above, there have been no material changes in market risk exposures that would affect the quantitative and qualitative disclosures presented as of December 31, 2008, in Item 7A of our 2008 Form 10-K/A.

ITEM 4.	CONTROLS AND PROCEDURES.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that

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such information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

In connection with the preparation of this Quarterly Report on Form 10-Q, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer of our general partner, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2009. Based on that evaluation, the principal executive officer and principal financial officer of our general partner have concluded that our disclosure controls and procedures were not effective as of September 30, 2009. Notwithstanding this determination, our management believes that the condensed consolidated financial statements in this Quarterly Report on Form 10-Q fairly present, in all material respects, our financial position and results of operations and cash flows as of the dates and for the periods presented, in conformity with GAAP.

In connection with the preparation of our 2008 Form 10-K/A, our management, under the supervision and with the participation of the current principal executive officer and current principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework and criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of that evaluation, management identified numerous control deficiencies that constituted material weaknesses as of December 31, 2008. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following control deficiencies that constituted material weaknesses as of December 31, 2008:

(1) Control environment — We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Each of these control environment material weaknesses contributed to the material weaknesses discussed in items (2) through (7) below. We did not maintain an effective control environment because of the following material weaknesses:

(a) We did not maintain a tone and control consciousness that consistently emphasized adherence to accurate financial reporting and enforcement of our policies and procedures. This control deficiency fostered a lack of sufficient appreciation for internal controls over financial reporting, allowed for management override of internal controls in certain circumstances and resulted in an ineffective process for monitoring the adherence to our policies and procedures.

(b) In addition, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements and business environment.

(c) We did not maintain an effective anti-fraud program designed to detect and prevent fraud relating to (i) an effective whistle-blower program, (ii) consistent background checks of personnel in positions of responsibility, and (iii) an ongoing program to manage identified fraud risks.

The control environment material weaknesses described above contributed to the material weaknesses related to the transfers that were the subject of the internal investigation and to our internal control over financial reporting, period end financial close and reporting, accounting for derivative instruments, depreciation, depletion and amortization, impairment of oil and gas properties and cash management described in items (2) to (7) below.

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(2) Internal control over financial reporting — We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures because of the following material weaknesses:

(a) Our policies and procedures with respect to the review, supervision and monitoring of our accounting operations throughout the organization were either not designed and in place or not operating effectively.

(b) We did not maintain an effective internal control monitoring function. Specifically, there were insufficient policies and procedures to effectively determine the adequacy of our internal control over financial reporting and monitoring the ongoing effectiveness thereof.

Each of these material weaknesses relating to the monitoring of our internal control over financial reporting contributed to the material weaknesses described in items (3) through (7) below.

(3) Period end financial close and reporting — We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes because of the following material weaknesses:

(a) We did not maintain effective controls over the preparation and review of the interim and annual consolidated financial statements and to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and that balances and disclosures reported in the consolidated financial statements reconciled to the underlying supporting schedules and accounting records.

(b) We did not maintain effective controls to ensure that we identified and accumulated all required supporting information to ensure the completeness and accuracy of the accounting records.

(c) We did not maintain effective controls over the preparation, review and approval of account reconciliations. Specifically, we did not have effective controls over the completeness and accuracy of supporting schedules for substantially all financial statement account reconciliations.

(d) We did not maintain effective controls over the complete and accurate recording and monitoring of intercompany accounts. Specifically, effective controls were not designed and in place to ensure that intercompany balances were completely and accurately classified and reported in our underlying accounting records and to ensure proper elimination as part of the consolidation process.

(e) We did not maintain effective controls over the recording of journal entries, both recurring and non-recurring. Specifically, effective controls were not designed and in place to ensure that journal entries were properly prepared with sufficient support or documentation or were reviewed and approved to ensure the accuracy and completeness of the journal entries recorded.

(4) Derivative instruments — We did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments. Specifically, we did not adequately document the criteria for measuring hedge effectiveness at the inception of certain derivative transactions and did not subsequently value those derivatives appropriately.

(5) Depreciation, depletion and amortization — We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense. Specifically, effective controls were not designed and in place to calculate and review the depletion of oil and gas properties.

(6) Impairment of oil and gas properties — We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs. Specifically, effective controls were not designed and in place to determine, review and record the nature of items recorded to oil and gas properties and the calculation of oil and gas property impairments.

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(7) Cash management — We did not establish and maintain effective controls to adequately segregate the duties over cash management. Specifically, effective controls were not designed to prevent the misappropriation of cash.

Each of the control deficiencies described in items (1) through (7) above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Changes in Internal Control Over Financial Reporting

As discussed above, as of December 31, 2008, we had material weaknesses in our internal control over financial reporting.

The remediation efforts, outlined below, are intended both to address the identified material weaknesses and to enhance our overall financial control environment. In January 2009, Mr. Eddie M. LeBlanc, III was appointed Chief Financial Officer (our principal financial and accounting officer). In May 2009, Mr. David C. Lawler was appointed Chief Executive Officer (our principal executive officer). The design and implementation of these and other remediation efforts are the commitment and responsibility of this new leadership team.

Under the management services agreement between us and Quest Energy Service, LLC (“Quest Energy Service”) all of our financial reporting services are provided by Quest Energy Service. QRCP has advised us that it is currently in the process of remediating the weaknesses in internal control over financial reporting referred to above by designing and implementing new procedures and controls throughout QRCP and its subsidiaries and affiliates for whom it is responsible for providing accounting and finance services, including us, and by strengthening the accounting department through adding new personnel and resources. QRCP has obtained, and has advised us that it will continue to seek, the assistance of the Audit Committee of our general partner in connection with this process of remediation.

Our new leadership team, together with other senior executives, is committed to achieving and maintaining a strong control environment, high ethical standards, and financial reporting integrity. This commitment will be communicated to and reinforced with every employee and to external stakeholders. This commitment is accompanied by a renewed management focus on processes that are intended to achieve accurate and reliable financial reporting.

As a result of the initiatives already underway to address the control deficiencies described above, Quest Energy Service has effected personnel changes in its accounting and financial reporting functions. It has also advised us that it has taken remedial actions, which included termination, with respect to all employees who were identified as being involved with the inappropriate transfers of funds. In addition, Quest Energy Service has have implemented additional training and/or increased supervision and established segregation of duties regarding the initiation, approval and reconciliation of cash transactions, including wire transfers.

The Board of Directors has directed management to develop a detailed plan and timetable for the implementation of the foregoing remedial measures (to the extent not already completed) and will monitor their implementation. In addition, under the direction of the Board of Directors, management will continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting and our disclosure controls and procedures.

During 2009, we have made the following changes to address the previously reported material weaknesses in internal control over financial reporting and disclosure controls and procedures:

a) We hired additional experienced accounting personnel with specific experience in (1) financial reporting for public companies; (2) preparing consolidated financial statements; (3) oil and gas property and pipeline asset accounting; (4) inter-company accounts and investments in subsidiaries; and (5) GAAP revenue accounting.

b) We implemented a closing calendar and consolidation process that includes accrual based financial statements being reviewed by qualified personnel in a timely manner.

c) We review consolidating financial statements with senior management, the audit committee of the board of directors and the full board of directors.

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d) We complete disclosure checklists for both GAAP and SEC required disclosures to ensure disclosures are complete.

e) We have created a disclosure committee as part of our SEC filing process.

In addition, during the third quarter of 2009, we have:

a) Communicated internally to employees regarding ethics and the availability of our internal fraud hotline;

b) Evaluated and prioritized the material weaknesses noted above and developed specific actions necessary in order to remediate them;

c) Performed a preliminary assessment of our accounting and disclosure policies and procedures and begun the process of updating and revising them; and

d) Begun regular meetings of the disclosure committee.

We believe the measures described above will enhance the remediation of the control deficiencies we have identified and strengthen our internal control over financial reporting and disclosure controls and procedures. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our internal control over financial reporting and our disclosure controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting and our disclosure controls and procedures, we may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

PART II — OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

See Part I, Item I, Note 10 to our consolidated financial statements entitled “Commitments and Contingencies,” which is incorporated herein by reference.

We are subject, from time to time, to certain legal proceedings and claims in the ordinary course of conducting our business. As of September 30, 2009, as a result of the Transfers and the restatements of our financial statements, we are involved in litigation outside the ordinary course of our business. Except for those legal proceedings listed in Part I, Item I, Note 10 to our consolidated financial statements included in this Form 10-Q or in our 2008 Form 10-K/A, we believe there are no pending legal proceedings in which we are currently involved which, if adversely determined, could have a material adverse effect on our financial position, results of operations or cash flow. Like other oil and natural gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

ITEM 1A.	RISK FACTORS.

Risks Related to the Recombination

While the Recombination is pending, we will be subject to business uncertainties and contractual restrictions that could adversely affect our business.

Uncertainty about our financial condition and the effect of the Recombination on employees, customers and suppliers may have an adverse effect on us pending consummation of the Recombination and, consequently, on the combined company. These uncertainties may impair our ability to attract, retain and motivate key personnel until the Recombination is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with us to seek to change existing business relationships with us. Employee retention may be particularly challenging during the pendency of the Recombination because employees may experience uncertainty about their future roles with the combined company, and we have experienced resignations of officers and other key

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personnel since the date of the Merger Agreement. If, despite our retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed.

The Merger Agreement restricts us, without QRCP’s and QMLP’s consent and subject to certain exceptions, from taking certain specified actions until the Recombination occurs or the Merger Agreement terminates. These restrictions may prevent us from pursuing otherwise attractive business opportunities and making other changes to our business that may arise prior to completion of the Recombination or termination of the Merger Agreement.

Even absent these restrictions, we may not have the liquidity or resources available or the ability under our credit agreements to pursue alternatives to the Recombination, even if we determine that another opportunity would be more beneficial. In addition, management is devoting substantial time and other human resources to the proposed transaction and related matters, which could limit their ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If we are unable to pursue such other attractive business opportunities, then our growth prospects and the long-term strategic position of our business and the combined business could be adversely affected.

QRCP’s control over us may preclude us from pursuing alternative transactions that may be more beneficial to our common unitholders than the Recombination.

As the holder of all of our subordinated units, which has a class vote on merger proposals, QRCP effectively has veto power over any alternative transactions that we might consider pursuing, even alternative transactions that could be more beneficial to our common unitholders than the Recombination.

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

The Recombination involves conflicts of interest between us and our public unitholders, on the one hand, and QEGP and it affiliates, including QRCP, on the other hand. As permitted by Delaware law, our partnership agreement contains certain provisions concerning the resolution of conflicts of interest that reduce the fiduciary standards to which QEGP, the board of directors of QEGP and the conflicts committee of QEGP would otherwise be held under state law and that restrict the remedies available to unitholders for actions taken by QEGP, the board of directors of QEGP or the conflicts committee of QEGP in resolving such conflicts of interest. Specifically, under the our partnership agreement:

•	any conflict of interest and any resolution thereof shall be permitted and deemed approved by all of our partners, and shall not constitute a breach of our partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of conflict of interest is approved by a majority of the members of the conflicts committee acting in good faith (meaning they believed that such approval was in our best interests);

•	it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

The conflicts committee of the board of directors of QEGP has unanimously (i) determined that the Merger Agreement and the QELP merger are advisable, fair to and in the best interests of us and the holders of our common units (other than QEGP and its affiliates), (ii) approved the Merger Agreement and the QELP merger and (iii) recommended approval and adoption of the Merger Agreement and the QELP merger by the holders of our common units (other than QEGP and its affiliates). The members of the conflicts committee, although meeting the

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independence standards required of directors who serve on an audit committee of a board of directors of a company listed or admitted to trading on the Nasdaq Global Market, were appointed by QRCP, as the sole member of QEGP, and not elected by our unitholders.

Our financial projections may not prove accurate.

The Merger Agreement is subject to closing conditions that could result in the completion of the Recombination being delayed or not consummated, and the Recombination may not be consummated even if our unitholders and the QRCP stockholders and QMLP unitholders approve the Merger Agreement and the Recombination.

Under the Merger Agreement, completion of the Recombination is conditioned upon the satisfaction of closing conditions, including, among others, the arrangement of one or more credit facilities for PostRock and its subsidiaries on terms reasonably acceptable to the board of directors of QRCP and the conflicts committee of each of QEGP and QMLP’s general partner, the approval of the transaction by our unitholders, QRCP stockholders and QMLP unitholders, and consents from each entity’s existing lenders. The required conditions to closing may not be satisfied or, if permissible, waived, in a timely manner, if at all, and the Recombination may not occur. Given the distressed nature of the parties, PostRock may not be able to obtain one or more credit facilities on terms that the conflicts committee of each of QEGP and QMLP’s general partner finds reasonably acceptable. In addition, we, QRCP and QMLP can agree not to consummate the Recombination even if our unitholders, QRCP stockholders and QMLP unitholders approve the Merger Agreement and the Recombination and any of QRCP, QELP or QMLP may terminate the Merger Agreement if the Recombination has not been consummated by March 31, 2010.

Failure to complete the Recombination could negatively impact the value of our common units and our future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Recombination.

If the Recombination is not completed for any reason, we could be subject to several risks including the following:

•	there may be events of default under our indebtedness and such indebtedness may be accelerated and become immediately due and payable, which may result in our bankruptcy (please read “— If the Recombination is delayed or not consummated or if the Merger Agreement is terminated, there may be events of default under our indebtedness enabling the lenders to accelerate such indebtedness, which could lead to the foreclosure of collateral and our bankruptcy”);

•	the market price of our common units may decline to the extent that the current market price reflects market assumptions that the Recombination will be completed and that the combined company will experience a potentially enhanced financial position;

•	there will be substantial transaction costs related to the Recombination, such as investment banking, legal and accounting fees, printing expenses and other related charges, that must be paid even if the Recombination is not completed;

•	there may be an adverse impact on relationships with customers, suppliers and others to the extent they believe that we cannot compete in the marketplace or continue as a solvent entity without the Recombination or otherwise remain uncertain about our future prospects in the absence of the Recombination; and

•	we may experience difficulty in retaining and recruiting current and prospective employees.

We will incur significant transaction and merger-related integration costs in connection with the Recombination.

As of September 30, 2009, QELP, QRCP and QMLP have already incurred approximately $7.3 million in aggregate transaction costs in connection with the Recombination and expect to pay approximately $6.7 million in additional aggregate transaction costs subsequent to September 30, 2009. These transaction costs include investment banking, legal and accounting fees and expenses, SEC filing fees, printing expenses, mailing expenses, proxy

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solicitation expenses and other related charges. These amounts are preliminary estimates that are subject to change. A portion of the transaction costs will be incurred regardless of whether the Recombination is consummated. We and QMLP will each pay 45% of the combined transaction costs and QRCP will pay 10% of the combined transaction costs, except that we and QRCP will share equally the costs of printing and mailing the definitive joint proxy statement/prospectus to, and soliciting proxies (including fees of proxy solicitors) from, QRCP stockholders and our unitholders and QMLP will pay the cost of mailing the definitive joint proxy statement to, and soliciting proxies from, its unitholders. These costs will reduce the cash available to the combined company following completion of the Recombination and will adversely impact its liquidity and ability to make capital expenditures.

Risks Related to Our Financial Condition

Former senior management were terminated in 2008 following the discovery of various misappropriations of funds of QRCP and QELP.

In August of 2008, Jerry Cash, the former chairman, president and chief executive officer of QRCP, QEGP and QMGP, resigned and David E. Grose, the former chief financial officer of QRCP, QEGP and QMGP, was terminated, following the discovery of the misappropriation of $10 million principally from QRCP by Mr. Cash with the assistance of Mr. Grose from 2005 through mid-2008. Additionally, the Oklahoma Department of Securities has filed a lawsuit alleging that Mr. Grose and Brent Mueller, the former purchasing manager of QRCP, each received kickbacks of approximately $0.9 million from several related suppliers over a two-year period and that during the third quarter of 2008, they also engaged in the direct theft of $1 million for their personal benefit and use. In March 2009, Mr. Mueller pled guilty to one felony count of misprision of justice. We have filed lawsuits against all three of these individuals seeking an asset freeze and damages related to the transfers, kickbacks and thefts. Pursuant to a settlement agreement with Mr. Cash, QELP, QRCP and QMLP recovered assets valued at $3.4 million from him and released all further claims against him. As a result of these activities, we recorded a consolidated loss of $6.6 million. We have incurred costs totaling approximately $8.0 million in connection with the investigation of these misappropriations, legal fees, accountants’ fees and other related expenses. There can be no assurance that we will be successful in recovering any additional amounts. Any additional recoveries may consist of assets other than cash and accurately valuing such assets in the current economic climate may be difficult. Any amounts recovered will be recognized by us for financial accounting purposes only in the period in which the recovery occurs. For more detail concerning these unauthorized transfers, please read “Items 1. and 2. — Business and Properties — Recent Developments” in our 2008 Form 10-K/A.

QELP and QRCP are involved in securities lawsuits that may result in judgments, settlements, and/or indemnity obligations that are not covered by insurance and that may have a material adverse effect on us.

Between September 2008 and August 2009, four federal securities class action lawsuits, one federal individual securities lawsuit, two federal derivative lawsuits and three state court derivative lawsuits have been filed naming QELP, QRCP and certain current and former officers and directors as defendants. The securities lawsuits allege the defendants violated the federal securities laws by issuing false and misleading statements and/or concealing material facts concerning the unauthorized transfers of funds by former management described above and seek class certification, money damages, interest, attorneys’ fees, costs and expenses. The complaints allege that, as a result of these actions, QELP’s unit price and QRCP’s stock price were artificially inflated. The derivative lawsuits assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment and seek disgorgement, money damages, costs, expenses and equitable or injunctive relief. Additional lawsuits may be filed. For more information, please read Note 10 to our consolidated financial statements in this quarterly report and Note 11 to our consolidated financial statements in our 2008 Form 10-K/A.

We have incurred and will continue to incur substantial costs, legal fees and other expenses in connection with their defense against these claims. In addition, the final settlements or the courts’ final decisions in the securities cases could result in judgments against us that are not covered by insurance or which exceed the policy limits. We may also be obligated to indemnify certain of the individual defendants in the securities cases, which indemnity obligations may not be covered by insurance. We have received letters from our directors and officers’ insurance carriers reserving their rights to limit or preclude coverage under various provisions and exclusions in the policies, including for the committing of a deliberate criminal or fraudulent act by a past, present, or future chief executive

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officer or chief financial officer. We received a letter from our directors’ and officers’ liability insurance carrier stating that the carrier will not provide insurance coverage based on Mr. Cash’s alleged written admission that he engaged in acts for which coverage is excluded. We are reviewing the letter and evaluating our options. If these lawsuits have not been settled, tried or dismissed prior to the closing of the Recombination, PostRock will become subject to some or all of these lawsuits and would face the same risks with respect to these lawsuits as QRCP and QELP. We and PostRock might not have sufficient cash on hand to fund any such payment of expenses, judgments and indemnity obligations and might be forced to file for bankruptcy or take other actions that could have a material adverse effect on our financial condition and the price of our common units. Furthermore, certain of the officers and directors of PostRock may continue to be subject to these actions after the closing of the Recombination, which could adversely affect the ability of management and the board of directors of PostRock to implement its business strategy.

U.S. government investigations could affect our results of operations.

Numerous government entities are currently conducting investigations of QELP and some of our former officers and directors. The Oklahoma Department of Securities has filed lawsuits against Mr. Cash, Mr. Grose and Mr. Mueller. In addition, the Oklahoma Department of Securities, the Federal Bureau of Investigation, the Department of Justice, the Securities and Exchange Commission, the Internal Revenue Service and other government agencies are currently conducting investigations related to QELP and the misappropriations by these individuals.

We cannot anticipate the timing, outcome or possible financial or other impact of these investigations. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of securities laws, and other federal and state statutes, including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a broad range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other penalties and sanctions. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our and PostRock’s results of operations and financial condition and our and PostRock’s ability to continue as a going concern.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

The independent auditor’s report accompanying the audited consolidated financial statements for the year ended December 31, 2008 contained a statement expressing substantial doubt as to our ability to continue as a going concern. We and our predecessor have incurred significant losses from 2004 through 2008, mainly attributable to operations, impairment of oil and gas properties, unrealized gains and losses from derivative financial instruments, legal restructurings, financings, the current legal and operational structure and the losses attributable to certain unauthorized transfers, repayments and re-transfers of funds to entities controlled by the former chief executive officer of each of QELP, QRCP and QMLP and the associated costs to investigate such transfers. If the Recombination is not consummated and we are unable to restructure our indebtedness or complete some other strategic transaction, then we may be forced to make a bankruptcy filing or take other actions that could have a material adverse effect on our business, the price of our common units and our results of operations.

We have identified significant and pervasive material weaknesses in our internal control over financial reporting.

Following the discovery of the unauthorized transfers by certain members of senior management discussed above and in connection with our management’s review of our internal control over financial reporting as of

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December 31, 2008, control deficiencies that constituted material weaknesses related to the following items were identified:

•	We did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting.

•	We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures.

•	We did not establish and maintain effective controls over certain of our period-end financial close and reporting processes, including the preparation and review of financial statements and schedules and journal entries.

•	We did not establish and maintain effective controls to ensure the correct application of GAAP related to derivative instruments.

•	We did not establish and maintain effective controls to ensure completeness and accuracy of depreciation, depletion and amortization expense.

•	We did not establish and maintain effective controls to ensure the accuracy and application of GAAP related to the capitalization of costs related to oil and gas properties and the required evaluation of impairment of such costs.

•	We did not establish and maintain effective controls to adequately segregate the duties over cash management.

These material weaknesses resulted in the misstatement of certain of our annual and interim consolidated financial statements during the last three years. Based on management’s evaluation, because of the material weaknesses described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 and continued not to be effective as of September 30, 2009.

Under the management services agreement between us and Quest Energy Service, LLC, all of our financial reporting services are provided by Quest Energy Service. While certain actions have been taken to address the deficiencies identified, it is unlikely that the remediation plan and timeline for implementation will eliminate all deficiencies for the year ended December 31, 2009. Additional measures may be necessary and these measures, along with other measures we expect to be taken to improve our internal control over financial reporting, may not be sufficient to address the deficiencies identified or ensure that our internal control over financial reporting is effective. If we are unable to provide reliable and timely financial external reports, our business and prospects could suffer material adverse effects. In addition, we may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting.

We have restated certain of our historical financial statements.

As discussed above, as a result of the misappropriation of funds by prior senior management and other significant and material errors identified in prior year financial statements and the material weaknesses in internal control over financial reporting, our general partner’s board of directors determined on December 31, 2008 that the audited consolidated financial statements for us or our predecessor as of and for the years ended December 31, 2007, 2006 and 2005 and unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon and that it would be necessary to restate these financial statements.

The restated consolidated financial statements correct errors in a majority of the financial statement line items in the previously issued consolidated financial statements for all periods presented. The most significant errors (by dollar amount) consist of the following:

•	The transfers described above, which were not approved expenditures were not properly accounted for as losses.

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•	Hedge accounting was inappropriately applied for commodity derivative instruments and the valuation of commodity derivative instruments was incorrectly computed.

•	Errors were identified in the accounting for the formation of Quest Cherokee in December 2003 in which: (i) no value was ascribed to the Quest Cherokee Class A units that were issued to ArcLight Energy Partners Fund I, L.P. in connection with the transaction, (ii) a debt discount (and related accretion) and minority interest were not recorded, (iii) transaction costs were inappropriately capitalized to oil and gas properties, and (iv) subsequent to December 2003, interest expense was improperly stated as a result of these errors. In 2005, the debt relating to this transaction was repaid and the Class A units were repurchased from ArcLight. Due to the errors that existed in the previous accounting, additional errors resulted in 2005 including: (i) a loss on extinguishment of debt was not recorded, and (ii) oil and gas properties, pipeline assets and retained earnings were overstated. Subsequent to the 2005 transaction, depreciation, depletion and amortization expense was also overstated due to these errors.

•	Certain general and administrative expenses unrelated to oil and gas production were inappropriately capitalized to oil and gas properties, and certain operating expenses were inappropriately capitalized to oil and gas properties being amortized. These items resulted in errors in valuation of the full cost pool, oil and gas production expenses and general and administrative expenses.

•	Invoices were not properly accrued resulting in the understatement of accounts payable and numerous other balance sheet and income statement accounts.

•	As a result of previously discussed errors and an additional error related to the methods used in calculating depreciation, depletion and amortization, errors existed in depreciation, depletion and amortization expense and accumulated depreciation, depletion and amortization.

•	As a result of previously discussed errors relating to oil and gas properties and hedge accounting and errors relating to the treatment of deferred taxes, errors existed in ceiling test calculations.

Although the items listed above comprise the most significant errors (by dollar amount), numerous other errors were identified and restatement adjustments made.

As a result of the need to completely restate and reaudit all of the financial statements for the periods discussed above, management was unable to prepare and file our annual report for 2008 and our quarterly reports for the third quarter of 2008 and the first and second quarters of 2009 on a timely basis. Moreover, we were required to file amendments to certain of our periodic reports to correct an error identified in July 2009 related to the incorrect classification of realized gains on commodity derivative instruments during the year ended December 31, 2008, which affected the financial statements for the quarters ended March 31, June 30, and September 30, 2008 and the year ended December 31, 2008.

If the Recombination is delayed or not consummated or if the Merger Agreement is terminated, there may be events of default under our indebtedness enabling the lenders to accelerate such indebtedness, which could lead to our foreclosure of collateral and bankruptcy.

We have been in default under our credit agreements. In June 2009, we entered into amendments to our credit agreements that, among other things, deferred until August 15, 2009 the obligation to deliver to RBC certain financial information.

The current balance of $29.8 million of indebtedness under the Second Lien Loan Agreement has been extended to November 16, 2009. We do not expect to be able to pay such amount on that date and there can be no assurance that we will be able to obtain a further extension of the maturity date.

An event of default under either of our credit agreements would cause an event of default under our other credit agreement. If there is an event of default under either of our credit agreements, the lenders thereunder could accelerate the indebtedness and foreclose on the collateral. As of September 30, 2009, there was $160.0 million outstanding under the Quest Cherokee Credit Agreement and $29.8 million outstanding under our Second Lien Loan Agreement.

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In July 2009, our borrowing base under our revolving credit agreement was reduced from $190 million to $160 million, which, following the principal payment discussed below, resulted in the outstanding borrowings under the revolving credit agreement exceeding the new borrowing base by $14 million. In anticipation of the reduction in the borrowing base, Quest Cherokee amended or exited certain of its above the market natural gas price derivative contracts and, in return, received approximately $26 million. On June 30, 2009, using these proceeds, Quest Cherokee made a principal payment of $15 million on the first lien loan agreement. On July 8, 2009, Quest Cherokee repaid the $14 million borrowing base deficiency. We anticipate that in connection with the redetermination of our borrowing base in November 2009, our borrowing base will be further reduced from its current level of $160 million. In the event of a borrowing base reduction, we expect to be able to make the required payments resulting from the borrowing base deficiency out of our existing funds.

If we are required to make these prepayments or pay the full amounts of the indebtedness upon acceleration, we may be able to raise the funds only by selling assets or it may be unable to raise the funds at all, in which event we may be forced to file for bankruptcy protection or liquidation.

If defaults occur and the Recombination is delayed or the Merger Agreement is terminated and we are unable to obtain waivers from our lenders or to obtain alternative financing to repay the credit facilities, we may be required to obtain additional waivers or our lender may foreclose on our assets, issue additional equity securities or refinance the credit agreements at unfavorable prices.

Risks Related to Our Business

The current financial crisis and economic conditions have had, and may continue to have, a material adverse impact on our business and financial condition.

Since the second half of 2008, global financial markets have been experiencing a period of unprecedented turmoil and upheaval characterized by extreme volatility and declines in prices of securities, diminished liquidity and credit availability, inability to access capital markets, the bankruptcy, failure, collapse or sale of financial institutions and an unprecedented level of intervention from the U.S. federal government and other governments. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets and the solvency of counterparties, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on more onerous terms and, in some cases, ceased to provide any new funding.

A continuation of the economic crisis could result in further reduced demand for oil and natural gas and keep downward pressure on the prices for oil and natural gas, which have fallen dramatically since reaching historic highs in July 2008. These price declines have negatively impacted our revenues and cash flows. Although we cannot predict the impact of difficult economic conditions, they could materially adversely affect our business and financial condition. For example:

•	our ability to obtain credit and access the capital markets to fund the exploration or development of reserves, the construction of additional assets or the acquisition of assets or businesses from third parties may continue to be restricted;

•	our hedging arrangements could become ineffective if our counterparties are unable to perform their obligations or seek bankruptcy;

•	the values we are able to realize in asset sales or other transactions we engage in to raise capital may be reduced, thus making these transactions more difficult to consummate and less economic; and

•	the demand for oil and natural gas could further decline due to deteriorating economic conditions, which could adversely affect our business, financial condition or results of operations.

During the first half of 2010, we believe we will need to raise a significant amount of equity capital to fund our proposed 2010 drilling program and pay down outstanding indebtedness. We may not be able to raise a sufficient amount of equity capital for these purposes at the appropriate time due to market conditions or our financial

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condition and prospects or may have to issue shares at a significant discount to the market price. If we are not able to raise this equity capital, it would have a material adverse impact on our ability to meet indebtedness repayment obligations and fund our operations and capital expenditures and we may be forced to file for bankruptcy. In addition, if we issue and sell additional common units in an equity offering, our unitholders’ ownership will be diluted and our unit price may decrease due to the additional common units available in the market.

Due to these factors, we cannot be certain that funding will be available if needed and to the extent required, on acceptable terms. If funding is not available when needed, or if funding is available only on unfavorable terms, we may be unable to meet our obligations as they come due or be required to post collateral to support our obligations, or we may be unable to implement our development plans, enhance our business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues, results of operations, or financial condition or cause us to file for bankruptcy.

Energy prices are very volatile, and if commodity prices remain low or continue to decline, our revenues, profitability and cash flows will be adversely affected. A sustained or further decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to fund our capital expenditures and meet our financial commitments.

The current global credit and economic environment has resulted in reduced demand for natural gas and significantly lower natural gas prices. Gas prices have seen a greater percentage decline over the past twelve months than oil prices due in part to a substantial supply of natural gas on the market and in storage. The prices we receive for our oil and natural gas production will heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and will likely continue to be volatile in the future. For example, during the nine months ended September 30, 2009, the near month NYMEX natural gas futures price ranged from a high of $6.07 per Mmbtu to a low of $2.51 per Mmbtu. Approximately 98% of our production is natural gas. The prices that we receive for our production, and the levels of our production, depend on a variety of factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

•	the price and level of foreign imports of oil and natural gas;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, acts of terrorism or sabotage;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the impact of the U.S. dollar exchange rates on oil and gas prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the costs, proximity and capacity of gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

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Our revenues, profitability and cash flow depend upon the prices and demand for oil and gas, and a drop in prices will significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	reduce the amount of cash flow available for capital expenditures, including for the drilling of wells and the construction of infrastructure to transport the natural gas we produce;

•	negatively impact the value of our reserves because declines in oil and natural gas prices would reduce the amount of oil and natural gas we can produce economically;

•	reduce the drilling and production activity of our third party customers and increase the rate at which our customers shut in wells; and

•	limit our ability to borrow money or raise additional capital.

Future price declines may result in a write-down of our asset carrying values.

Lower gas prices may not only decrease our revenues, profitability and cash flows, but also reduce the amount of oil and gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. Substantial decreases in oil and gas prices have had and may continue to render a significant number of our planned exploration and development projects uneconomic. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil or gas properties for impairments. We will be required to perform impairment tests on our assets periodically and whenever events or changes in circumstances warrant a review of our assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our assets, the carrying value may not be recoverable and may, therefore, require a write-down of such carrying value.

For example, due to the low price of natural gas as of December 31, 2008, revisions resulting from further technical analysis and production during the year, our proved reserves decreased 20.8% to 167.1 Bcfe at December 31, 2008 from 211.1 Bcfe at December 31, 2007, and the standardized measure of our proved reserves decreased 51.6% to $156.1 million as of December 31, 2008 from $322.5 million as of December 31, 2007. The December 31, 2008 reserves were calculated using a spot price of $5.71 per Mmbtu (adjusted for basis differential, prices were $5.93 per Mmbtu in the Appalachian Basin and $4.84 per Mmbtu in the Cherokee Basin) compared to $6.43 at December 31, 2007. Primarily as a result of this decrease, we recognized a non-cash impairment of $245.6 million for the year ended December 31, 2008. Due to a further decline in the spot price for natural gas during 2009, we incurred an additional impairment charge of approximately $95.2 million for the nine months ended September 30, 2009. We may incur further impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred which could result in a reduction in our credit facility borrowing base.

As a result of our financial condition, we have had to significantly reduce our capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases.

Due to the global economic and financial crisis, the decline in commodity prices, the unauthorized transfers of funds by prior senior management and restrictions in their credit agreements, as described in more detail in other risk factors, we have not been able to raise the capital necessary to implement our drilling plans for 2009 and 2010. We reduced our capital expenditure budget from $155.4 million in 2008 to $9.7 million in 2009. In addition, we plan to drill only seven new wells in 2009, after drilling 328 new wells in 2008. We do not expect to drill a substantial number of wells if the Recombination is not completed. The effect of this reduced capital expenditures and drilling program is that we may not be able to maintain our reserves levels and may lose leases that require a certain level of drilling activity. Please read “— Certain of our undeveloped leasehold acreage is subject to leases that may expire in the near future.” Our failure to maintain our reserve levels could adversely affect the borrowing base under the Quest Cherokee Credit Agreement.

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We face the risks of leverage.

As of September 30, 2009, we had borrowed $160 million under the Quest Cherokee Credit Agreement. We anticipate that we may in the future incur additional debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. Under certain circumstances, the use of leverage may create a greater risk of loss to unitholders than if we did not borrow. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our cash flow. If we do not make our debt service payments when due, our lenders may foreclose on assets securing such debt.

Our future level of debt could have important consequences, including the following:

•	our ability to obtain additional debt or equity financing, if necessary, for drilling, expansion, working capital and other business needs may be impaired or such financing may not be available on favorable terms;

•	a substantial decrease in our revenues as a result of lower oil and natural gas prices, decreased production or other factors could make it difficult for us to pay our liabilities. Any failure by us to meet these obligations could result in litigation, non-performance by contract counterparties or bankruptcy;

•	our funds available for operations and future business opportunities will be reduced by that portion of our cash flow required to make principal or interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms or at all.

Our credit agreements have substantial restrictions and financial covenants that restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit agreements and the terms of any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. Our credit agreements and any future financings agreements may restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	pay dividends;

•	redeem or repurchase equity interests;

•	make certain acquisitions and investments, loans or advances;

•	lease equipment;

•	enter into a merger, consolidation or sale of assets;

•	dispose of property;

•	enter into hedging arrangements with certain counterparties;

•	limit the use of loan proceeds;

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•	make capital expenditures above specified amounts; and

•	enter into transactions with affiliates.

We are also be required to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by our results of operations and financial conditions and events or circumstances beyond our control. If market or other economic conditions do not improve, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, our indebtedness may become immediately due and payable, the interest rates on our credit agreements may increase and the lenders’ commitment, if any, to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments in which event we may be forced to file for bankruptcy.

For a description of our credit facilities, please read Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreements.”

An increase in interest rates will cause our debt service obligations to increase.

Borrowings under our credit agreements bear interest at floating rates. The rates are subject to adjustment based on fluctuations in market interest rates. An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow. In addition, an increase in our interest expense could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

We may be unable to pass through all of our costs and expenses for gathering and compression to royalty owners under our gas leases, which would reduce our net income and cash flows.

Under the midstream services agreement we are required to pay fees for gathering, dehydration and treating services and fees for compression services to Quest Midstream for each Mmbtu of gas produced from our wells in the Cherokee Basin. The terms of some of our existing gas leases may not, and the terms of some of the gas leases that we may acquire in the future may not, allow us to charge the full amount of these costs and expenses to the royalty owners under the leases. On August 6, 2007, certain mineral interest owners filed a putative class action lawsuit against Quest Cherokee, that, among other things, alleges Quest Cherokee improperly charged certain expenses to the mineral and/or overriding royalty interest owners under leases covering the acres leased by Quest Cherokee in Kansas. We will be responsible for any judgments or settlements with respect to this litigation. Please see Note 10 to our consolidated financial statements in this quarterly report for a discussion of this litigation. To the extent that we are unable to charge the full amount of these costs and expenses to our royalty owners, our net income and cash flows will be reduced.

We depend on one customer for sales of our Cherokee Basin natural gas. A reduction by this customer in the volumes of gas it purchases from us could result in a substantial decline in our revenues and net income.

During the year ended December 31, 2008, we sold substantially all of our natural gas produced in the Cherokee Basin at market-based prices to ONEOK Energy Marketing and Trading Company (“ONEOK”) under a sale and purchase contract, which has an indefinite term but may be terminated by either party on 30 days’ notice, other than with respect to pending transactions, or less following an event of default. Sales under this contract accounted for approximately 93% and 83% of our consolidated revenue for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. If ONEOK were to reduce the volume of gas it purchases under this agreement, our revenue and cash flow would decline and our results of operations and financial condition could be materially adversely affected.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties to our derivative contracts. Some of our customers and counterparties may be highly leveraged and subject to their own

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operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could adversely affect our results of operations and financial condition.

Unless we replace the reserves that we produce, our existing reserves and production will decline, which would adversely affect our revenues, profitability and cash flows.

Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and gas reserves, production and cash flow depend on our success in developing and exploiting our reserves efficiently and finding or acquiring additional recoverable reserves economically. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations. Factors that may hinder our ability to acquire additional reserves include competition, access to capital, prevailing gas prices and attractiveness of properties for sale. Because of our financial condition, we will not be able to replace in 2009 the reserves we expect to produce in 2009. Similarly, we may not be able to replace in 2010 the reserves we expect to produce in 2010. Our failure to maintain our reserve levels could adversely affect the borrowing base under the Quest Cherokee Credit Agreement.

As of December 31, 2008, our proved reserve-to-production ratio was 7.8 years. Because this ratio includes proved undeveloped reserves, we expect that this ratio will not increase even if those proved undeveloped reserves are developed and the wells produce as expected. The proved reserve-to-production ratio reflected in our reserve report as of December 31, 2008 will change if production from our existing wells declines in a different manner than they have estimated and can change when we drill additional wells, make acquisitions and under other circumstances.

There is a significant delay between the time we drill and complete a CBM well and when the well reaches peak production. As a result, there will be a significant lag time between when we make capital expenditures and when we will begin to recognize significant cash flow from those expenditures.

Our general production profile for a CBM well averages an initial 5-10 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered until the wells reach peak production (an average of 50-55 Mcf/d (net)). In addition, there could be significant delays between the time a well is drilled and completed and when the well is connected to a gas gathering system. This delay between the time when we expend capital expenditures to drill and complete a well and when we will begin to recognize significant cash flow from those expenditures may adversely affect our cash flow from operations. Our average cost to drill and complete a CBM well is between $110,000 to $120,000.

Our estimated proved reserves are based on assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

It is not possible to measure underground accumulations of oil and gas in an exact way. Oil and gas reserve engineering requires subjective estimates of underground accumulations of oil and gas and assumptions concerning future oil and gas prices, production levels and operating and development costs. In estimating our level of oil and gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	a constant level of future oil and gas prices;

•	geological conditions;

•	production levels;

•	capital expenditures;

•	operating and development costs;

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•	the effects of governmental regulations and taxation; and

•	availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil and gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our reserves could change significantly.

As of December 31, 2008, in connection with an evaluation by our independent reservoir engineering firm, we (on a consolidated basis) had a downward revision of our estimated proved reserves of approximately 123.2 Bcfe. A decrease in natural gas prices between January 1, 2008 and December 31, 2008 had an estimated impact of 31.1 Bcfe. A decrease in natural gas prices between the date of our acquisition of the PetroEdge assets and December 31, 2008 had an estimated impact of approximately 35.5 Bcfe of the reduction. The estimated remaining 61.6 Bcfe reduction was attributable to (a) the elimination of 43.2 Bcfe in proved reserves as a result of further technical analysis of the reserves acquired from PetroEdge, and (b) a decrease of approximately 13.4 Bcfe due to the adverse impact on estimated reserves of an expected increase in gathering and compression costs.

Our standardized measure is calculated using unhedged oil and gas prices and is determined in accordance with the rules and regulations of the SEC. The present value of future net cash flows from our estimated proved reserves is not necessarily the same as the market value of our estimated proved reserves. The estimated discounted future net cash flows from our estimated proved reserves is based on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

•	the actual prices we receive for oil and gas;

•	our actual operating costs in producing oil and gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for oil and gas; and

•	changes in governmental regulations or taxation.

The timing of both production and incurrence of expenses in connection with the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with FASB ASC 932 Extractive Activities may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Drilling for and producing oil and gas is a costly and high-risk activity with many uncertainties that could adversely affect our financial condition or results of operations.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. The cost of drilling, completing and operating a well is often uncertain, and cost factors, as well as the market price of oil and natural gas, can adversely affect the economics of a well. Furthermore, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;

•	adverse weather conditions;

•	difficulty disposing of water produced as part of the coal bed methane production process;

•	equipment failures or accidents;

•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

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•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	unexpected operational events and drilling conditions;

•	increased risk of wellbore instability due to horizontal drilling;

•	unusual or unexpected geological formations;

•	natural disasters, such as fires;

•	blowouts, surface craterings and explosions; and

•	uncontrollable flows of oil, gas or well fluids.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. We may drill wells that are unproductive or, although productive, do not produce oil or gas in economic quantities. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Furthermore, a successful completion of a well does not ensure a profitable return on the investment.

Our hedging activities could result in financial losses or reduce our income.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we have entered into, and may in the future enter into, derivative arrangements for a significant portion of our oil and natural gas production that could result in both realized and unrealized hedging losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities.

The prices at which we enter into derivative financial instruments covering our production in the future is dependent upon commodity prices at the time we enter into these transactions, which may be substantially lower than current oil and natural gas prices. Accordingly, our commodity price risk management strategy will not protect us from significant and sustained declines in oil and natural gas prices received for our future production. Conversely, our commodity price risk management strategy may limit our ability to realize cash flow from commodity price increases. Furthermore, we have a policy that requires, and our credit facilities mandate, that we enter into derivative transactions related to only a portion of our expected production volumes and, as a result, we have direct commodity price exposure on the portion of our production volumes that is not covered by a derivative financial instrument.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into hedging transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the following risks:

•	a counterparty may not perform its obligation under the applicable derivative instrument;

•	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

•	the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures.

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Because of our lack of asset and geographic diversification, adverse developments in our operating areas would adversely affect our results of operations.

Substantially all of our assets are located in the Cherokee Basin and Appalachian Basin. As a result, our business is disproportionately exposed to adverse developments affecting these regions. These potential adverse developments could result from, among other things, changes in governmental regulation, capacity constraints with respect to the pipelines connected to our wells, curtailment of production, natural disasters or adverse weather conditions in or affecting these regions. Due to our lack of diversification in asset type and location, an adverse development in our business or these operating areas would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.

The oil and gas industry is highly competitive and we may be unable to compete effectively with larger companies, which may adversely affect our results of operations.

The oil and gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel, and we compete with other companies that have greater resources. Many of our competitors are major and large independent oil and gas companies, and they not only drill for and produce oil and gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Our larger competitors also possess and employ financial, technical and personnel resources substantially greater than ours. These companies may be able to pay more for oil and gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, there is substantial competition for investment capital in the oil and gas industry. These larger companies may have a greater ability to continue drilling activities during periods of low oil and gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material impact on our business activities, results of operations and financial condition.

Natural gas also competes with other forms of energy available to our customers, including electricity, coal, hydroelectric power, nuclear power and fuel oil. The impact of competition could be significantly increased as a result of factors that have the effect of significantly decreasing demand for natural gas, such as competing or alternative forms of energy, adverse economic conditions, weather, higher fuel costs, and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, our operations and financial results could be adversely affected.

There are a variety of risks inherent in our operations that may generate liabilities, including contingent liabilities, and financial losses to us, such as:

•	damage to wells, pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of gas or oil spills as a result of the malfunction of equipment or facilities;

•	fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses.

In accordance with typical industry practice, we possess property, business interruption and general liability insurance at levels we believe are appropriate; however, insurance against all operational risk is not available to us. We are not fully insured against all risks, including drilling and completion risks that are generally not recoverable

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from third parties or insurance. Pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the terrorist attacks on September 11, 2001 and the hurricanes in 2005, 2006 and 2008 have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to resume and sustain the payment of cash distributions to our unitholders.

Shortages of crews could delay our operations, adversely affect our ability to increase our reserves and production and adversely affect our results of operations.

Wage increases and shortages in personnel in the future could increase our costs and/or restrict or delay our ability to drill wells and conduct our operations. Any delay in the drilling of new wells or significant increase in labor costs could adversely affect our ability to increase our reserves and production and reduce our revenues and cash available for distribution. Additionally, higher labor costs could cause certain of our projects to become uneconomic and therefore not be implemented or for existing wells to become shut-in, reducing our production and adversely affecting our results of operations.

Certain of our undeveloped leasehold acreage is subject to leases that may expire in the near future.

In the Cherokee Basin, as of September 30, 2009, we held oil and gas leases on approximately 535,817 net acres, of which 135,691 net acres (or 25.3%) are undeveloped and not currently held by production. Unless we establish commercial production on the properties subject to these leases during their term, these leases will expire. Leases covering approximately 20,037 net acres are scheduled to expire before December 31, 2009 and an additional 77,892 net acres are scheduled to expire before December 31, 2010. If these leases expire and are not renewed, we will lose the right to develop the related properties.

Our identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our results of operations.

Our management has specifically identified drilling locations for our future multi-year drilling activities on our existing acreage. We have identified, based on reserves as of December 31, 2008, approximately 270 gross proved undeveloped drilling locations and approximately 1,599 additional gross potential drilling locations in the Cherokee Basin. These identified drilling locations represent a significant part of our future long-term development drilling program. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, gas prices, costs and drilling results. The assignment of proved reserves to these locations is based on the assumptions regarding gas prices in our December 31, 2008 reserve report, which prices have declined since the date of the report. In addition, no proved reserves are assigned to any of the approximately 1,599 Cherokee Basin potential drilling locations we have identified and therefore, there exists greater uncertainty with respect to the likelihood of drilling and completing successful commercial wells at these potential drilling locations. Our final determination of whether to drill any of these drilling locations will be dependent upon the factors described above, our financial condition, our ability to obtain additional capital as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, it is unlikely that all of the numerous drilling locations identified will be drilled within the timeframe specified in our reserve report or will ever be drilled, and we do not know if we will be able to produce gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could have a significant adverse effect on our financial condition and results of operations.

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We may incur losses as a result of title deficiencies in the properties in which we invest.

If an examination of the title history of a property reveals that an oil or gas lease has been purchased in error from a person who is not the owner of the mineral interest desired, our interest would substantially decline in value. In such an instance, the amount paid for such oil or gas lease or leases would be lost. It is management’s practice, in acquiring oil and gas leases, or undivided interests in oil and gas leases, not to incur the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to drilling an oil or gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil or gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. Our failure to obtain these rights may adversely impact its ability in the future to increase production and reserves.

We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental and operational safety regulations or an accidental release of hazardous substances into the environment.

We may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to our oil and gas exploration, development and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental, health and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, liability for natural resource damages or damages to third parties, and to a lesser extent, issuance of injunctions to limit or cease operations.

Our operations are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (1) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions, (2) the federal Resource Conservation and Recovery Act (“RCRA”)and comparable state laws that impose requirements for the handling, storage, treatment or discharge of waste from our facilities, (3) the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties owned or operated by us or our predecessors or locations to which we or our predecessors has sent waste for disposal and (4) the federal Clean Water Act and analogous state laws and regulations that impose detailed permit requirements and strict controls regarding the discharge of pollutants into waters of the United States and state waters. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders limiting or enjoining future operations or imposing additional compliance requirements or operational limitation on such operations. Certain environmental laws, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or hydrocarbons have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.

There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of oil and natural gas, air emissions related to our operations, and historical industry operations and waste disposal practices. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance which could adversely affect our ability to resume and continue the payment of distributions.

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We may face unanticipated water and other waste disposal costs.

We may be subject to regulation that restricts our ability to discharge water produced as part of our gas production operations. Productive zones frequently contain water that must be removed in order for the gas to produce, and our ability to remove and dispose of sufficient quantities of water from the various zones will determine whether we can produce gas in commercial quantities. The produced water must be transported from the lease and injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from our wells may affect our ability to produce our wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce our profitability.

Where water produced from our projects fails to meet the quality requirements of applicable regulatory agencies, our wells produce water in excess of the applicable volumetric permit limits, the disposal wells fail to meet the requirements of all applicable regulatory agencies, or we are unable to secure access to disposal wells with sufficient capacity to accept all of the produced water, we may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase if any of the following occur:

•	we cannot obtain future permits from applicable regulatory agencies;

•	water of lesser quality or requiring additional treatment is produced;

•	our wells produce excess water;

•	new laws and regulations require water to be disposed in a different manner; or

•	costs to transport the produced water to the disposal wells increase.

RCRA and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the U.S. Environmental Protection Agency (“EPA”), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, which may be regulated as hazardous wastes. However, drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, production and transportation of oil and gas are currently excluded from regulation as hazardous wastes under RCRA. These wastes may be regulated by EPA or state agencies as non-hazardous solid wastes. Moreover, it is possible that certain oil and gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Recent and future environmental laws and regulations may significantly limit, and increase the cost of, our exploration, production and transportation operations.

Recent and future environmental laws and regulations, including additional federal and state restrictions on greenhouse gas emissions that may be passed in response to climate change concerns, may increase our capital and operating costs and also reduce the demand for the oil and natural gas we produce. The oil and gas industry is a direct source of certain greenhouse gas (“GHG”) emissions, such as carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Specifically, on April 17, 2009, the EPA issued a notice of its proposed finding and determination that emissions of carbon dioxide, methane, and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to EPA, contributing to warming of the earth’s atmosphere. EPA’s proposed finding and determination, and any final action in the future, may allow it to begin regulating emissions of GHGs from stationary and mobile sources under existing provisions of the federal Clean Air Act. Although it may take EPA several years to adopt and impose regulations limiting emissions of GHGs, any such regulation could require us to incur costs to reduce emissions of GHGs associated with our operations. Similarly, on June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The U.S. Senate

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has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. Any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased capital expenditures and operating costs and could have an adverse effect on demand for the oil and natural gas we produce. At the state level, more than one-third of the states, including California, have begun taking actions to control and/or reduce emissions of GHGs. The California Global Warming Solutions Act of 2006, also known as “AB 32,” caps California’s greenhouse gas emissions at 1990 levels by 2020, and the California Air Resources Board is currently developing mandatory reporting regulations and early action measures to reduce GHG emissions prior to January 1, 2012. Although most of the regulatory initiatives developed or being developed by the various states have to date been focused on large sources of GHG emissions, such as coal-fired electric power plants, it is possible that smaller sources of emissions could become subject to GHG emission limitations in the future.

In addition, the U.S. Congress is currently considering certain other legislation which, if adopted in its current proposed form, could subject companies involved in oil and natural gas exploration and production activities to substantial additional regulation. If such legislation is adopted, federal tax incentives could be curtailed, and hedging activities as well as certain other business activities of exploration and production companies could be limited, resulting in increased operating costs. Any such limitations or increased operating costs could have a material adverse effect on our business.

If we do not make acquisitions on economically acceptable terms, our future growth and profitability will be limited.

Our ability to grow and to increase our profitability depends in part on our ability to make acquisitions that result in an increase in our net income per share and cash flows. We may be unable to make such acquisitions because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors. If we are unable to acquire properties containing proved reserves, our total level of proved reserves will decline as a result of our production, which will adversely affect our results of operations.

Even if we do make acquisitions that we believe will increase our net income per share and cash flows, these acquisitions may nevertheless result in a decrease in net income and/or cash flows. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about reserves, future production, volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance the acquisition;

•	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

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If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

In addition, we may pursue acquisitions outside the Cherokee and Appalachian Basins. Because we operate substantially in the Cherokee and Appalachian Basins, we do not have the same level of experience in other basins. Consequently, acquisitions in areas outside the Cherokee and Appalachian Basins may not allow us the same operational efficiencies we currently benefit from in those basins. In addition, acquisitions outside the Cherokee and Appalachian Basins will expose us to different operational risks due to potential differences, among others, in:

•	geology;

•	well economics;

•	availability of third party services;

•	transportation charges;

•	content, quantity and quality of oil and gas produced;

•	volume of waste water produced;

•	state and local regulations and permit requirements; and

•	production, severance, ad valorem and other taxes.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties.

Our success depends on key management personnel, the loss of any of whom could disrupt our business.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. We have not obtained, and we do not anticipate obtaining, “key man” insurance for any of our management. The loss of services of any of our key management personnel could have a material adverse effect on our business. If the key personnel do not devote significant time and effort to the management and operation of the business, our financial results may suffer.

Please see Item 1A. “Risk Factors — Risks Inherent in an Investment in Our Common Units” and “— Tax Risks to Our Common Unitholders” in our 2008 Form 10-K/A for additional risk factors.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

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ITEM 5.	OTHER INFORMATION.

None.

ITEM 6.	EXHIBITS

*2	.1	First Amendment dated as of October 2, 2009 to the Agreement and Plan of Merger, dated as of July 2, 2009, by and among New Quest Holdings Corp. (n/k/a PostRock Energy Corporation), Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P., Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC (incorporated herein by reference to Exhibit 2.2 to PostRock Energy Corporation’s Registration Statement on Form S-4 filed on October 6, 2009).
*10	.1	Third Amendment to Second Lien Senior Term Loan Agreement, dated as of September 30, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on October 1, 2009).
*10	.2	Fourth Amendment to Second Lien Senior Term Loan Agreement, dated as of October 31, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 2, 2009).

*10	.3	First Amendment dated as of October 2, 2009 to the Support Agreement, dated as of July 2, 2009, by and among Quest Resource Corporation, Quest Energy Partners, L.P., Quest Midstream Partners, L.P., Alerian Opportunity Partners IV, LP, Alerian Opportunity Partners IX, LP and certain other unitholders of Quest Midstream Partners, L.P. party thereto (incorporated herein by reference to Exhibit 10.61 to PostRock Energy Corporation’s Registration Statement on Form S-4 filed on October 6, 2009)
31.1		Certification by principal executive officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification by principal financial officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification by principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification by principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference.

PLEASE NOTE:  Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed or incorporated by reference the agreements referenced above as exhibits to this Quarterly Report on Form 10-Q. The agreements have been filed to provide investors with information regarding their respective terms. The agreements are not intended to provide any other factual information about the Partnership or its business or operations. In particular, the assertions embodied in any representations, warranties and covenants contained in the agreements may be subject to qualifications with respect to knowledge and materiality different from those applicable to investors and may be qualified by information in confidential disclosure schedules no included with the exhibits. These disclosure schedules may contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the agreements. Moreover, certain representations, warranties and covenants in the agreements may have been used for the purpose of allocating risk between the parties, rather than establishing matters as facts. In addition, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of the respective agreement, which subsequent information may or may not be fully reflected in the Partnership’s public disclosures. Accordingly, investors should not rely on the representations, warranties and covenants in the agreements as characterizations of the actual state of facts about the Partnership or its business or operations on the date hereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 5th day of November, 2009.

Quest Energy Partners, L.P.

By:	Quest Energy GP, LLC, its general partner

By:	/s/ David C. Lawler
David C. Lawler
Chief Executive Officer and President

By:	/s/ Eddie M. LeBlanc, III
Eddie M. LeBlanc, III
Chief Financial Officer

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ANNEX J

GLOSSARY OF SELECTED OIL AND GAS TERMS

The following is a description of the meanings of some of the oil and natural gas industry terms used in this joint proxy statement/prospectus.

Acquisition of properties.  Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers’ fees, recording fees, legal costs, and other costs incurred in acquiring properties.

Appalachian Basin.  One of the United States’ oldest oil and natural gas producing regions that extends from Alabama to Maine.

Bbl.  One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet of gas.

Bcfe.  One billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Brown Shales.  Fine grained rocks composed largely of clay minerals that contain little organic matter. Some of these shales immediately overlay the Marcellus Shale.

Btu or British Thermal Unit.  The quantity of heat required to raise the temperature of a one pound mass of water by one degree Fahrenheit.

CBM.  The abbreviation for “coal bed methane,” which is gas produced from coal seams.

Cherokee Basin.  A fifteen-county region in southeastern Kansas and northeastern Oklahoma.

Completion.  The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Condensate.  A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Developed acreage.  The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development costs.  Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. This definition of development costs has been abbreviated from the applicable definitions contained in Rule 4-10(a)(16) of Regulation S-X.

Development project.  The means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well.  A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Devonian Sands.  Sands generally younger and shallower than the Marcellus Shale that occur in portions of Ohio, New York, Pennsylvania, West Virginia, Kentucky and Tennessee and generally located at depths of less than 5,000 feet.

Dry hole.  A well found to be incapable of producing hydrocarbons in paying quantities.

Dth.  One dekatherm, equivalent to one million British Thermal Units.

Earned acreage.  The number of acres that has been assigned as a result of fulfilling conditions or requirements of an agreement.

Economically producible.  The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities.

Eligible Holder.  Individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal taxation on the income generated by QELP or QMLP, so long as all of the entity’s owners are subject to such taxation.

Estimated ultimate recovery (EUR).  The sum of reserves remaining as of a given date and cumulative production as of that date.

Exploitation.  A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploration Costs.  Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. This definition of exploration costs has been abbreviated from the applicable definitions contained in Rule 4-10(a)(15) of Regulation S-X.

Exploratory well.  A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Generally, an exploratory well is any well that is not a development well, a service well, or a stratigraphic test well.

Farm-in or farm-out.  An agreement under which the owner of a working interest in an oil or gas lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out.” Acreage is considered to be unearned, until the conditions of the agreement are met, and an assignment of interest has been made.

Field.  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. This definition of a field has been abbreviated from the applicable definition contained in Rule 4-10(a)(8) of Regulation S-X.

Frac/fracturing.  The method used to increase the deliverability of a well by pumping a liquid or other substance into a well under pressure to crack and prop open the hydrocarbon formation.

Gas.  Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

Gathering system.  Pipelines and other equipment used to move gas from the wellhead to the trunk or the main transmission lines of a pipeline system.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which we have a working interest.

Horizon or formation.  The section of rock, from which gas is expected to be produced.

Marcellus Shale.  A black, organic-rich shale formation in the Appalachian Basin that occurs in much of Ohio, West Virginia, Pennsylvania and New York and portions of Maryland, Kentucky, Tennessee and Virginia. The fairway of the Marcellus Shale is generally located at depths between 3,500 and 8,000 feet and ranges in thickness from 50 to 150 feet.

Mcf.  One thousand cubic feet of gas.

Mcf/d.  One Mcf per day.

Mcfe.  One thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Mmbtu.  One million British thermal units.

Mmcf.  One million cubic feet of gas.

Mmcf/d.  One Mmcf per day.

Mmcfe.  One million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Mmcfe/d.  One million cubic feet equivalent per day.

Net acres or net wells.  The sum of the fractional working interests owned in gross acres or wells, as the case may be.

Net production.  Production that is owned by us less royalties and production due others.

Net revenue interest.  The percentage of revenues due an interest holder in a property, net of royalties or other burdens on the property.

NGLs.  Natural gas liquids being the combination of ethane, propane, butane and natural gasoline that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX.  The New York Mercantile Exchange.

Oil.  Crude oil, condensate and NGLs.

Oil and gas producing activities.  Includes (A) The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations; (B) the acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties; or (C) the construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems. This definition of oil and gas producing activities has been abbreviated from the applicable definition contained in Rule 4-10(a)(1) of Regulation S-X.

Permeability.  The ability, or measurement of a rock’s ability, to transmit fluids, typically measured in darcies or millidarcies.

Perforation.  The making of holes in casing and cement (if present) to allow formation fluids to enter the well bore.

Possible reserves.  Additional reserves that are less certain to be recovered than probable reserves. This definition of possible reserves has been abbreviated from the applicable definition contained in Rule 4-10(a)(17) of Regulation S-X.

Present value of estimated future net revenues or PV-10.  An estimate of the present value of the estimated future net revenues from proved gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10% in accordance with the SEC’s practice, to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

Probable reserves.  Additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. This definition of probable reserves has been abbreviated from the applicable definition contained in Rule 4-10(a)(18) of Regulation S-X.

Probabilistic estimate.  The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Production costs.  Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. This definition of production costs has been abbreviated from the applicable definition contained in Rule 4-10(a)(17) of Regulation S-X.

Productive well.  A well that produces commercial quantities of hydrocarbons exclusive of its capacity to produce at a reasonable rate of return.

Proved developed non-producing reserves.  Reserves that consist of (i) proved reserves from wells which have been drilled and tested and in various stages of completion but are not currently producing and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed reserves.  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definition contained in Rule 4-10(a)(3) of Regulation S-X.

Proved reserves.  The estimated quantities of crude oil, natural gas and NGLs that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definition contained in Rule 4-10(a)(2) of Regulation S-X.

Proved undeveloped reserves.  Proved reserves that are expected to be recovered from new wells drilled to known reservoirs on acreage yet to be drilled for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. This definition of proved undeveloped reserves has been abbreviated from the applicable definition contained in Rule 4-10(a)(4) of Regulation S-X.

Reasonable certainty.  If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Recompletion.  The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve.  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reserve-to-production ratio.  This ratio is calculated by dividing estimated net proved reserves by the production from the previous year to estimate the number of years of remaining production.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Resources.  Quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Royalty interest.  A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil or natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interests have the exclusive right to exploit the mineral on the land.

Shut in.  To close down a well temporarily.

Standardized measure.  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Standardized measure does not give effect to derivative transactions. QELP’s standardized measure does not reflect any future income tax expenses, for the successor period, because it is not subject to federal income taxes. Standardized measure does not give effect to derivative transactions.

Stratigraphic test well.  A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (i) “exploratory-type,” if not drilled in a proved area, or (ii) “development-type,” if drilled in a proved area.

Unconventional resource development.  A development in which the targeted reservoirs generally fall into three categories: (1) tight sands, (2) coal beds, and (3) gas shales. The reservoirs tend to cover large areas and lack the readily apparent traps, seals and discrete hydrocarbon-water boundaries that typically define conventional reservoirs. These reservoirs generally require stimulation treatments or other special recovery processes in order to produce economic flow rate.

Undeveloped oil and gas reserves.  Reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. This definition of undeveloped oil and gas reserves has been abbreviated from the applicable definition contained in Rule 4-10(a)(31) of Regulation S-X.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Unearned acreage.  The number of acres that has not yet been assigned, but may be developed per the terms of an agreement.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, or

•	any transaction from which the director derived an improper personal benefit.

Under Section 145 of the DGCL, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by a director or officer in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by PostRock’s certificate of incorporation or bylaws, a vote of shareholders or disinterested directors, agreement or otherwise. Under the DGCL, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified.

PostRock’s Restated Certificate of Incorporation

PostRock is a Delaware corporation. PostRock’s restated certificate of incorporation, which will become effective upon the consummation of the recombination, provides that no director will be personally liable to PostRock or its stockholders for monetary damages for breach of a fiduciary duty as a director to the fullest extent permitted by the DGCL.

PostRock’s Bylaws

PostRock’s bylaws that will become effective upon the consummation of the recombination provide that PostRock will indemnify and hold harmless, to the fullest extent permitted by applicable law in effect as of the date of the effectiveness of the bylaws and to such greater extent as applicable law may thereafter permit, any person who is or is threatened to be made a witness in or a party to any action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of PostRock or is or was serving at the request of PostRock as a director, officer or other designated legal representative of another entity (“corporate status”) against any and all losses, liabilities, costs, claims, damages and expenses actually and reasonably incurred by such person or on his or her behalf by reason of his corporate status.

Merger Agreement

Pursuant to the merger agreement, PostRock has agreed, except as set forth in the confidential disclosure letters of the parties:

•	for a period of six years after the effective time of the recombination, to indemnify, hold harmless and advance expenses to, to the greatest extent permitted by law, each person who is, or has been at any time prior to the effective time of the recombination, an officer or director of QRCP, QEGP or QMGP or their respective subsidiaries, with respect to all acts or omissions by them in their capacities as such or taken at the request of QRCP, QELP or QMLP, as applicable, at any time prior to the effective time of the recombination;

•	to honor all indemnification agreements, expense advancement and exculpation provisions with any of such officers or directors of QRCP, QEGP or QMGP or their respective subsidiaries (including under the organizational documents) in effect as of the date of the merger agreement; and

•	for a period of six years after the effective time of the recombination, to maintain officers’ and directors’ liability insurance covering the individuals who are, or at any time prior to the effective time of the recombination were, covered by the existing officers’ and directors’ liability insurance policies of QRCP, QELP or QMLP, as applicable, on terms substantially no less advantageous to such individuals, provided that, in connection with procuring such insurance, PostRock will not be required to pay annual premiums in an aggregate amount in excess of 300% of the aggregate amount of the last annual premium paid by QRCP, QELP and QMLP prior to the date of the merger agreement with respect to the existing insurance (it being understood that, if such 300% cap is met, PostRock will purchase as much coverage for the officers and directors who were the beneficiaries of the existing insurance as reasonably practicable for such amount).

Item 21.	Exhibits and Financial Statement Schedules

INDEX TO EXHIBITS

2	.1*	Agreement and Plan of Merger, dated as of July 2, 2009, by and among New Quest Holdings Corp., Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P., Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC (incorporated herein by reference to Exhibit 2.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
2	.2**	First Amendment, dated as of October 2, 2009, to the Agreement and Plan of Merger, dated as of July 2, 2009 by and among New Quest Holdings Corp., Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P., Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC.
3	.1**	Certificate of Incorporation of New Quest Holdings Corp., dated July 1, 2009.
3	.2**	Amendment to Certificate of Incorporation of PostRock Energy Corporation, dated October 2, 2009.

3	.3**	Bylaws of PostRock Energy Corporation, dated July 1, 2009.
3	.4**	Form of Restated Certificate of Incorporation of PostRock Energy Corporation to be in effect as of the effective time of the recombination (included as Exhibit 2.2.1 to the merger agreement attached as Annex A to the joint proxy statement/prospectus that is a part of this registration statement).
3	.5**	Form of Bylaws of PostRock Energy Corporation to be in effect as of the effective time of the recombination (included as Exhibit 2.2.2 to the merger agreement attached as Annex A to the joint proxy statement/prospectus that is a part of this registration statement).
4	.1**	Specimen of certificate for shares of Common Stock of PostRock Energy Corporation.
5	.1**	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.
8	.1**	Opinion of Baker Botts L.L.P. as to certain tax matters.
8	.2**	Opinion of Stinson Morrison Hecker LLP as to certain tax matters.
8	.3**	Opinion of Mayer Brown LLP as to certain tax matters.
10	.1*	Form of Quest Resource Corporation’s Indemnification Agreement for Directors (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.2*	Form of Quest Resource Corporation’s Indemnification Agreement for Officers (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.3*	Employment Agreement dated April 10, 2007 between Quest Resource Corporation and David Lawler (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on April 13, 2007).
10	.4*	First Amendment to Employment Agreement, dated October 20, 2008, between Quest Resource Corporation and David Lawler (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on October 24, 2008).
10	.5*	Nonqualified Stock Option Agreement, dated October 20, 2008, between Quest Resource Corporation and David Lawler (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on October 24, 2008).
10	.6*	Employment Agreement dated December 3, 2007 between Quest Resource Corporation and Jack T. Collins (incorporated herein by reference to Exhibit 10.28 to Quest Resource Corporation’s Annual Report on Form 10-K filed on March 10, 2008).
10	.7*	First Amendment to Employment Agreement, dated October 23, 2008, between Quest Resource Corporation and Jack Collins (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on October 24, 2008).
10	.8*	Nonqualified Stock Option Agreement, dated October 23, 2008, between Quest Resource Corporation and Jack Collins (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on October 24, 2008).
10	.9*	Employment Agreement dated March 21, 2007 between Quest Resource Corporation and Richard Marlin (incorporated herein by reference to Exhibit 10.30 to Quest Resource Corporation’s Annual Report on Form 10-K filed on March 10, 2008).
10	.10*	First Amendment to Employment Agreement, dated December 29, 2008, between Quest Resource Corporation and Richard Marlin (incorporated herein by reference to Exhibit 10.32 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.11*	Nonqualified Stock Option Agreement, dated January 12, 2009, between Quest Resource Corporation and Eddie LeBlanc (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on January 14, 2009).
10	.12*	Office Lease dated May 31, 2007 between Quest Resource Corporation and Oklahoma Tower Realty Investors, L.L.C. (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on June 30, 2007).
10	.13*	Assignment and Assumptions of Leases, dated as of February 28, 2008, by and between Chesapeake Energy Corporation and Quest Resource Corporation (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on May 12, 2008).

10	.14*	Amended and Restated Credit Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada, RBC Capital Markets and the Lenders party thereto (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 2, 2007).
10	.15*	First Amendment to the Amended and Restated Credit Agreement, dated as of November 1, 2007 among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada and certain guarantors (incorporated herein by reference to Exhibit 10.29 to Quest Resource Corporation’s Registration Statement on Form S-4 filed on February 7, 2008).
10	.16*	Second Amendment to Amended and Restated Credit Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., Quest Pipeline (KPC), Royal Bank of Canada and the Lenders party thereto (incorporated herein by reference to Exhibit 10.4 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 7, 2008).
10	.17**	Third Amendment to Amended and Restated Credit Agreement, dated as of December 17, 2009, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., Quest Pipeline (KPC), Royal Bank of Canada and the Lenders party thereto.
10	.18*	Guaranty by Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., and Quest Pipeline (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.9 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.19*	Guaranty by Quest Transmission Company, LLC in favor of Royal Bank of Canada, dated as of February, 21, 2008 (incorporated herein by reference to Exhibit 10.41 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.20*	Pledge and Security Agreement by Quest Transmission Company, LLC in favor of Royal Bank of Canada, dated as of February 21, 2008 (incorporated herein by reference to Exhibit 10.42 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.21*	Pledge and Security Agreement by Quest Kansas General Partner, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.22*	Pledge and Security Agreement by Quest Kansas Pipeline, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Report on Form 10-Q filed on November 9, 2007).
10	.23*	Pledge and Security Agreement by Quest Pipelines (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.12 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.24*	Amended and Restated Pledge and Security Agreement by Bluestem Pipeline, LLC in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.13 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.25*	Amended and Restated Pledge and Security Agreement by Quest Midstream Partners, L.P. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.14 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.26*	First Amendment to Amended and Restated Pledge and Security Agreement by Quest Midstream Partners, L.P. in favor of Royal Bank of Canada, dated as of February 21, 2008 (incorporated herein by reference to Exhibit 10.48 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).

10	.27*	Amended and Restated Credit Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, as the Initial Co-Borrower, Quest Cherokee, LLC, as the Borrower, Quest Energy Partners, L.P., as a Guarantor, Royal Bank of Canada, as Administration Agent and Collateral Agent, KeyBank National Association, as Documentation Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.28*	First Amendment to Amended and Restated Credit Agreement, dated as of April 15, 2008, by and among Quest Cherokee, LLC, Royal Bank of Canada, KeyBank National Association, and the lenders Party Thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on April 23, 2008).
10	.29*	Second Amendment to Amended and Restated Credit Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association and the Lenders party thereto (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 7, 2008).
10	.30*	Third Amendment to Amended and Restated Credit Agreement, dated as of May 29, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on June 23, 2009).
10	.31*	Fourth Amendment to Amended and Restated Credit Agreement, dated as of June 30, 2009, among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association and the Required Lenders party thereto (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
10	.32**	Fifth Amendment to Amended and Restated Credit Agreement, dated as of December 17, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, STP Newco, Inc., Royal Bank of Canada, KeyBank National Association and the Lenders party thereto.
10	.33*	Second Amended and Restated Credit Agreement, dated as of September 11, 2009, by and among Quest Resource Corporation, as the Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on September 17, 2009).
10	.34*	First Amendment to Second Amended and Restated Credit Agreement, dated as of November 30, 2009, by and among Quest Resource Corporation, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and as the Lender, and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 1, 2009).
10	.35**	Second Amendment to Second Amended and Restated Credit Agreement, dated as of December 17, 2009, by and among Quest Resource Corporation, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and as the Lender, and the Guarantors party thereto.
10	.36*	Loan Transfer Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, Quest Cherokee, LLC, Quest Oil & Gas, LLC, Quest Energy Service, Inc., Quest Cherokee Oilfield Service, LLC, Guggenheim Corporate Funding, LLC, Wells Fargo Foothill, Inc., and Royal Bank of Canada (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.37*	Guaranty for Credit Agreement by Quest Oil & Gas, LLC and Quest Energy Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).

10	.38*	Pledge and Security Agreement for Credit Agreement by Quest Energy Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.39*	Pledge and Security Agreement for Credit Agreement by Quest Oil & Gas, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.9 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.40*	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Oil & Gas, LLC for the benefit of Royal Bank of Canada, dated May 29, 2009 (incorporated herein by reference to Exhibit 10.67 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.41*	Pledge and Security Agreement for Credit Agreement by Quest Resource Corporation for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.42*	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Resource Corporation for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.4 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.43*	Guaranty for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.44*	Guaranty for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.12 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.45**	Guaranty for Amended and Restated Credit Agreement by STP Newco, Inc. in favor of Royal Bank of Canada, dated as of July 16, 2009, but effective as of May 29, 2009.
10	.46*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.13 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.47**	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of July 16, 2009, but effective as of May 29, 2009.
10	.48*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.14 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.49*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.15 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.50**	Pledge and Security Agreement for Amended and Restated Credit Agreement by STP Newco, Inc. for the benefit of Royal Bank of Canada, dated as of July 16, 2009, but effective as of May 29, 2009.
10	.51*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Eastern Resource LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).

10	.52*	Pledge and Security Agreement for Amended and Restated Credit Agreement, dated as of July 11, 2008, by Quest Mergersub, Inc., for the benefit of Royal Bank of Canada (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.53*	Guaranty for Amended and Restated Credit Agreement by Quest Eastern Resource LLC in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.54*	Guaranty for Amended and Restated Credit Agreement by Quest Mergersub, Inc. in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.55*	Second Lien Senior Term Loan Agreement, dated as of July 11, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Royal Bank of Canada, KeyBank National Association, Société Générale, the lenders party thereto and RBC Capital Markets (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.56*	First Amendment to Second Lien Senior Term Loan Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, Keybank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 7, 2008).
10	.57*	Second Amendment to Second Lien Senior Term Loan Agreement, dated as of June 30, 2009, among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Required Lenders party thereto (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
10	.58*	Third Amendment to Second Lien Senior Term Loan Agreement, dated as of September 30, 2009, among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on October 1, 2009).
10	.59*	Fourth Amendment to Second Lien Senior Term Loan Agreement, dated as of October 31, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 2, 2009).
10	.60*	Fifth Amendment to Second Lien Senior Term Loan Agreement, dated as of November 16, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 20, 2009).
10	.61*	Sixth Amendment to Second Lien Senior Term Loan Agreement, dated as of November 20, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 25, 2009).
10	.62*	Seventh Amendment to Second Lien Loan Agreement, dated as of December 7, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.63**	Eighth Amendment to Second Lien Senior Term Loan Agreement, dated as of December 17, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto.

10	.64*	Guaranty for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.65*	Guaranty for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.9 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.66*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.67*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.68*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.12 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.69*	Amended and Restated Intercreditor Agreement and Collateral Agency Agreement, dated as of June 18, 2009, by and among Royal Bank of Canada, BP Corporation North America, Inc. and Quest Cherokee, LLC (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on June 23, 2009).
10	.70*	First Amendment to Office Lease, dated as of February 7, 2008, by and between Cullen Allen Holdings L.P. and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on May 12, 2008).
10	.71*	Support Agreement, dated as of July 2, 2009, among Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P. and each of the unitholders of Quest Midstream Partners, L.P. party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
10	.72**	First Amendment dated as of October 2, 2009 to the Support Agreement, dated as of July 2, 2009, among Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P. and each of the unitholders of Quest Midstream Partners, L.P. party thereto.
10	.73**	PostRock Energy Corporation 2010 Long-Term Incentive Plan (attached as Annex B to the joint proxy statement/prospectus that is a part of this registration statement).
10	.74*	Form of Quest Resource Corporation’s 2005 Stock Award Plan Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Registration Statement on Form S-1 filed on December 12, 2005).
10	.75**	Nonqualified Stock Option Agreement, dated August 15, 2007, between Quest Resource Corporation and William Damon III.
10	.76*	Form of Quest Resource Corporation’s Bonus Share Award Agreement for senior staff (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.77*	Form of Quest Resource Corporation’s Bonus Share Award Agreement for non-senior staff (incorporated herein by reference to Exhibit 10.4 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.78*	Form of Quest Energy Partners, L.P.’s Phantom Unit Award Agreement for senior staff (incorporated herein by reference to Exhibit 10.2 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on December 11, 2009).
10	.79*	Form of Quest Energy Partners, L.P.’s Phantom Unit Award Agreement for non-senior staff (incorporated herein by reference to Exhibit 10.3 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on December 11, 2009).

10	.80*	Form of Quest Midstream Partners, L.P.’s Restricted Unit Award Agreement for senior staff (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.81*	Form of Quest Midstream Partners, L.P.’s Restricted Unit Award Agreement for non-senior staff (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.82*	Employment Agreement, dated December 7, 2009, between Quest Resource Corporation and Eddie LeBlanc (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
21	.1**	List of Subsidiaries.
23	.1***	Consent of Cawley, Gillespie & Associates, Inc.
23	.2***	Consents of UHY LLP.
23	.3**	Consent of Baker Botts L.L.P. (contained in Exhibits 5.1 and 8.1 hereto).
23	.4**	Consent of Stinson Morrison Hecker LLP (contained in Exhibit 8.2 hereto).
23	.5**	Consent of Mayer Brown LLP (contained in Exhibit 8.3 hereto).
24	.1**	Power of Attorney.
99	.1**	Consent of Mitchell Energy Advisors, LLC (contained in the opinion attached as Annex D to the joint proxy statement/prospectus that is a part of this registration statement).
99	.2**	Form of Consent of Stifel, Nicolaus & Company, Incorporated.
99	.3**	Consent of persons to be named as director of PostRock Energy Corporation at the effective time of the recombination.
99	.4**	Proxy Card for Quest Resource Corporation Annual Meeting of Stockholders.
99	.5**	Proxy Card for Quest Energy Partners, L.P. Special Meeting of Common Unitholders.

*	Incorporated herein by reference.

**	Previously filed

***	Filed herewith.

PLEASE NOTE:  Pursuant to the rules and regulations of the Securities and Exchange Commission, PostRock has filed or incorporated by reference the agreements referenced above as exhibits to this registration statement. The agreements have been filed to provide investors with information regarding their respective terms. The agreements are not intended to be a source of factual, business or operational information about QRCP, QELP or QMLP. That kind of information can be found elsewhere in this joint proxy statement/prospectus and in the periodic reports of each of QRCP and QELP attached as annexes to this joint proxy statement/prospectus. Except as may be expressly provided therein, QRCP stockholders, QELP unitholders and QMLP unitholders are not third party beneficiaries of the agreements and may not directly enforce any of their terms or conditions. The parties’ representations, warranties and covenants in the agreements were made as of specific dates and only for purposes of the agreements and may be subject to important exceptions and limitations, including contractual standards of materiality different from that generally relevant to investors. In addition, representations and warranties may have been included in the agreements for the purpose of allocating risk between the parties to the agreements, rather than to establish matters as facts. Certain of the representations, warranties and covenants in the agreements may be qualified by information each of QRCP and QELP filed with the SEC prior to the date of the agreements, as well as by disclosure schedules QRCP, QELP and QMLP, as applicable, may have delivered to other parties prior to signing the agreements. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the respective agreement, and this information may not be fully reflected in QRCP’s and QELP’s public disclosures. Accordingly, investors should not rely on the representations, warranties and covenants in the agreements as characterizations of the actual state of facts about QRCP, QELP, QMLP, PostRock or their respective business or operations on the date hereof.

Item 22.	Undertakings

The undersigned registrant hereby undertakes as follows:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved herein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on February 2, 2010.

PostRock Energy Corporation

By:	/s/ David C. Lawler
Name:     David C. Lawler

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated on February 2, 2010.

Signature	Title

/s/ David C. Lawler David C. Lawler	President and Director (Principal Executive Officer)

/s/ Eddie M. LeBlanc, III Eddie M. LeBlanc, III	Treasurer and Secretary (Principal Financial and Accounting Officer)

INDEX TO EXHIBITS

2	.1*	Agreement and Plan of Merger, dated as of July 2, 2009, by and among New Quest Holdings Corp., Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P., Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC (incorporated herein by reference to Exhibit 2.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
2	.2**	First Amendment, dated as of October 2, 2009, to the Agreement and Plan of Merger, dated as of July 2, 2009 by and among New Quest Holdings Corp., Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P., Quest Midstream GP, LLC, Quest Energy GP, LLC, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC.
3	.1**	Certificate of Incorporation of New Quest Holdings Corp., dated July 1, 2009.
3	.2**	Amendment to Certificate of Incorporation of PostRock Energy Corporation, dated October 2, 2009.
3	.3**	Bylaws of PostRock Energy Corporation, dated July 1, 2009.
3	.4**	Form of Restated Certificate of Incorporation of PostRock Energy Corporation to be in effect as of the effective time of the recombination (included as Exhibit 2.2.1 to the merger agreement attached as Annex A to the joint proxy statement/prospectus that is a part of this registration statement).
3	.5**	Form of Bylaws of PostRock Energy Corporation to be in effect as of the effective time of the recombination (included as Exhibit 2.2.2 to the merger agreement attached as Annex A to the joint proxy statement/prospectus that is a part of this registration statement).
4	.1**	Specimen of certificate for shares of Common Stock of PostRock Energy Corporation.
5	.1**	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.
8	.1**	Opinion of Baker Botts L.L.P. as to certain tax matters.
8	.2**	Opinion of Stinson Morrison Hecker LLP as to certain tax matters.
8	.3**	Opinion of Mayer Brown LLP as to certain tax matters.
10	.1*	Form of Quest Resource Corporation’s Indemnification Agreement for Directors (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.2*	Form of Quest Resource Corporation’s Indemnification Agreement for Officers (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.3*	Employment Agreement dated April 10, 2007 between Quest Resource Corporation and David Lawler (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on April 13, 2007).
10	.4*	First Amendment to Employment Agreement, dated October 20, 2008, between Quest Resource Corporation and David Lawler (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on October 24, 2008).
10	.5*	Nonqualified Stock Option Agreement, dated October 20, 2008, between Quest Resource Corporation and David Lawler (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on October 24, 2008).
10	.6*	Employment Agreement dated December 3, 2007 between Quest Resource Corporation and Jack T. Collins (incorporated herein by reference to Exhibit 10.28 to Quest Resource Corporation’s Annual Report on Form 10-K filed on March 10, 2008).
10	.7*	First Amendment to Employment Agreement, dated October 23, 2008, between Quest Resource Corporation and Jack Collins (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on October 24, 2008).
10	.8*	Nonqualified Stock Option Agreement, dated October 23, 2008, between Quest Resource Corporation and Jack Collins (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on October 24, 2008).
10	.9*	Employment Agreement dated March 21, 2007 between Quest Resource Corporation and Richard Marlin (incorporated herein by reference to Exhibit 10.30 to Quest Resource Corporation’s Annual Report on Form 10-K filed on March 10, 2008).

10	.10*	First Amendment to Employment Agreement, dated December 29, 2008, between Quest Resource Corporation and Richard Marlin (incorporated herein by reference to Exhibit 10.32 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.11*	Nonqualified Stock Option Agreement, dated January 12, 2009, between Quest Resource Corporation and Eddie LeBlanc (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on January 14, 2009).
10	.12*	Office Lease dated May 31, 2007 between Quest Resource Corporation and Oklahoma Tower Realty Investors, L.L.C. (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on June 30, 2007).
10	.13*	Assignment and Assumptions of Leases, dated as of February 28, 2008, by and between Chesapeake Energy Corporation and Quest Resource Corporation (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on May 12, 2008).
10	.14*	Amended and Restated Credit Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada, RBC Capital Markets and the Lenders party thereto (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 2, 2007).
10	.15*	First Amendment to the Amended and Restated Credit Agreement, dated as of November 1, 2007 among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada and certain guarantors (incorporated herein by reference to Exhibit 10.29 to Quest Resource Corporation’s Registration Statement on Form S-4 filed on February 7, 2008).
10	.16*	Second Amendment to Amended and Restated Credit Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., Quest Pipeline (KPC), Royal Bank of Canada and the Lenders party thereto (incorporated herein by reference to Exhibit 10.4 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 7, 2008).
10	.17**	Third Amendment to Amended and Restated Credit Agreement, dated as of December 17, 2009, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., Quest Pipeline (KPC), Royal Bank of Canada and the Lenders party thereto.
10	.18*	Guaranty by Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., and Quest Pipeline (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.9 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.19*	Guaranty by Quest Transmission Company, LLC in favor of Royal Bank of Canada, dated as of February, 21, 2008 (incorporated herein by reference to Exhibit 10.41 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.20*	Pledge and Security Agreement by Quest Transmission Company, LLC in favor of Royal Bank of Canada, dated as of February 21, 2008 (incorporated herein by reference to Exhibit 10.42 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.21*	Pledge and Security Agreement by Quest Kansas General Partner, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.22*	Pledge and Security Agreement by Quest Kansas Pipeline, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Report on Form 10-Q filed on November 9, 2007).
10	.23*	Pledge and Security Agreement by Quest Pipelines (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.12 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.24*	Amended and Restated Pledge and Security Agreement by Bluestem Pipeline, LLC in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.13 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).

10	.25*	Amended and Restated Pledge and Security Agreement by Quest Midstream Partners, L.P. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.14 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.26*	First Amendment to Amended and Restated Pledge and Security Agreement by Quest Midstream Partners, L.P. in favor of Royal Bank of Canada, dated as of February 21, 2008 (incorporated herein by reference to Exhibit 10.48 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.27*	Amended and Restated Credit Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, as the Initial Co-Borrower, Quest Cherokee, LLC, as the Borrower, Quest Energy Partners, L.P., as a Guarantor, Royal Bank of Canada, as Administration Agent and Collateral Agent, KeyBank National Association, as Documentation Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.28*	First Amendment to Amended and Restated Credit Agreement, dated as of April 15, 2008, by and among Quest Cherokee, LLC, Royal Bank of Canada, KeyBank National Association, and the lenders Party Thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on April 23, 2008).
10	.29*	Second Amendment to Amended and Restated Credit Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association and the Lenders party thereto (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 7, 2008).
10	.30*	Third Amendment to Amended and Restated Credit Agreement, dated as of May 29, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on June 23, 2009).
10	.31*	Fourth Amendment to Amended and Restated Credit Agreement, dated as of June 30, 2009, among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association and the Required Lenders party thereto (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
10	.32**	Fifth Amendment to Amended and Restated Credit Agreement, dated as of December 17, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, STP Newco, Inc., Royal Bank of Canada, KeyBank National Association and the Lenders party thereto.
10	.33*	Second Amended and Restated Credit Agreement, dated as of September 11, 2009, by and among Quest Resource Corporation, as the Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on September 17, 2009).
10	.34*	First Amendment to Second Amended and Restated Credit Agreement, dated as of November 30, 2009, by and among Quest Resource Corporation, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and as the Lender, and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 1, 2009).
10	.35**	Second Amendment to Second Amended and Restated Credit Agreement, dated as of December 17, 2009, by and among Quest Resource Corporation, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and as the Lender, and the Guarantors party thereto.
10	.36*	Loan Transfer Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, Quest Cherokee, LLC, Quest Oil & Gas, LLC, Quest Energy Service, Inc., Quest Cherokee Oilfield Service, LLC, Guggenheim Corporate Funding, LLC, Wells Fargo Foothill, Inc., and Royal Bank of Canada (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).

10	.37*	Guaranty for Credit Agreement by Quest Oil & Gas, LLC and Quest Energy Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.38*	Pledge and Security Agreement for Credit Agreement by Quest Energy Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.39*	Pledge and Security Agreement for Credit Agreement by Quest Oil & Gas, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.9 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.40*	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Oil & Gas, LLC for the benefit of Royal Bank of Canada, dated May 29, 2009 (incorporated herein by reference to Exhibit 10.67 to Quest Resource Corporation’s Annual Report on Form 10-K filed on June 3, 2009).
10	.41*	Pledge and Security Agreement for Credit Agreement by Quest Resource Corporation for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.42*	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Resource Corporation for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.4 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.43*	Guaranty for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.44*	Guaranty for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.12 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.45**	Guaranty for Amended and Restated Credit Agreement by STP Newco, Inc. in favor of Royal Bank of Canada, dated as of July 16, 2009, but effective as of May 29, 2009.
10	.46*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.13 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.47**	First Amendment to Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of July 16, 2009, but effective as of May 29, 2009.
10	.48*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.14 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.49*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.15 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 21, 2007).
10	.50**	Pledge and Security Agreement for Amended and Restated Credit Agreement by STP Newco, Inc. for the benefit of Royal Bank of Canada, dated as of July 16, 2009, but effective as of May 29, 2009.
10	.51*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Eastern Resource LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).

10	.52*	Pledge and Security Agreement for Amended and Restated Credit Agreement, dated as of July 11, 2008, by Quest Mergersub, Inc., for the benefit of Royal Bank of Canada (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.53*	Guaranty for Amended and Restated Credit Agreement by Quest Eastern Resource LLC in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.5 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.54*	Guaranty for Amended and Restated Credit Agreement by Quest Mergersub, Inc. in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.55*	Second Lien Senior Term Loan Agreement, dated as of July 11, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Royal Bank of Canada, KeyBank National Association, Société Générale, the lenders party thereto and RBC Capital Markets (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.56*	First Amendment to Second Lien Senior Term Loan Agreement, dated as of October 28, 2008, but effective as of November 5, 2008, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, Keybank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 7, 2008).
10	.57*	Second Amendment to Second Lien Senior Term Loan Agreement, dated as of June 30, 2009, among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Required Lenders party thereto (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
10	.58*	Third Amendment to Second Lien Senior Term Loan Agreement, dated as of September 30, 2009, among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on October 1, 2009).
10	.59*	Fourth Amendment to Second Lien Senior Term Loan Agreement, dated as of October 31, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 2, 2009).
10	.60*	Fifth Amendment to Second Lien Senior Term Loan Agreement, dated as of November 16, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 20, 2009).
10	.61*	Sixth Amendment to Second Lien Senior Term Loan Agreement, dated as of November 20, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on November 25, 2009).
10	.62*	Seventh Amendment to Second Lien Loan Agreement, dated as of December 7, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.63**	Eighth Amendment to Second Lien Senior Term Loan Agreement, dated as of December 17, 2009, by and among Quest Cherokee, LLC, Quest Energy Partners, L.P., Quest Cherokee Oilfield Service, LLC, Royal Bank of Canada, KeyBank National Association, Société Générale and the Lenders party thereto.

10	.64*	Guaranty for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.65*	Guaranty for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.9 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.66*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.10 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.67*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.11 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.68*	Pledge and Security Agreement for Second Lien Term Loan Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.12 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 16, 2008).
10	.69*	Amended and Restated Intercreditor Agreement and Collateral Agency Agreement, dated as of June 18, 2009, by and among Royal Bank of Canada, BP Corporation North America, Inc. and Quest Cherokee, LLC (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on June 23, 2009).
10	.70*	First Amendment to Office Lease, dated as of February 7, 2008, by and between Cullen Allen Holdings L.P. and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Quarterly Report on Form 10-Q filed on May 12, 2008).
10	.71*	Support Agreement, dated as of July 2, 2009, among Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P. and each of the unitholders of Quest Midstream Partners, L.P. party thereto (incorporated herein by reference to Exhibit 10.1 to Quest Resource Corporation’s Current Report on Form 8-K filed on July 7, 2009).
10	.72**	First Amendment dated as of October 2, 2009 to the Support Agreement, dated as of July 2, 2009, among Quest Resource Corporation, Quest Midstream Partners, L.P., Quest Energy Partners, L.P. and each of the unitholders of Quest Midstream Partners, L.P. party thereto.
10	.73**	PostRock Energy Corporation 2010 Long-Term Incentive Plan (attached as Annex B to the joint proxy statement/prospectus that is a part of this registration statement).
10	.74*	Form of Quest Resource Corporation’s 2005 Stock Award Plan Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Registration Statement on Form S-1 filed on December 12, 2005).
10	.75**	Nonqualified Stock Option Agreement, dated August 15, 2007, between Quest Resource Corporation and William Damon III.
10	.76*	Form of Quest Resource Corporation’s Bonus Share Award Agreement for senior staff (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.77*	Form of Quest Resource Corporation’s Bonus Share Award Agreement for non-senior staff (incorporated herein by reference to Exhibit 10.4 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.78*	Form of Quest Energy Partners, L.P.’s Phantom Unit Award Agreement for senior staff (incorporated herein by reference to Exhibit 10.2 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on December 11, 2009).
10	.79*	Form of Quest Energy Partners, L.P.’s Phantom Unit Award Agreement for non-senior staff (incorporated herein by reference to Exhibit 10.3 to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on December 11, 2009).
10	.80*	Form of Quest Midstream Partners, L.P.’s Restricted Unit Award Agreement for senior staff (incorporated herein by reference to Exhibit 10.7 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).

10	.81*	Form of Quest Midstream Partners, L.P.’s Restricted Unit Award Agreement for non-senior staff (incorporated herein by reference to Exhibit 10.8 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
10	.82*	Employment Agreement, dated December 7, 2009, between Quest Resource Corporation and Eddie LeBlanc (incorporated herein by reference to Exhibit 10.2 to Quest Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009).
21	.1**	List of Subsidiaries.
23	.1***	Consent of Cawley, Gillespie & Associates, Inc.
23	.2***	Consents of UHY LLP.
23	.3**	Consent of Baker Botts L.L.P. (contained in Exhibits 5.1 and 8.1 hereto).
23	.4**	Consent of Stinson Morrison Hecker LLP (contained in Exhibit 8.2 hereto).
23	.5**	Consent of Mayer Brown LLP (contained in Exhibit 8.3 hereto).
24	.1**	Power of Attorney.
99	.1**	Consent of Mitchell Energy Advisors, LLC (contained in the opinion attached as Annex D to the joint proxy statement/prospectus that is a part of this registration statement).
99	.2**	Form of Consent of Stifel, Nicolaus & Company, Incorporated.
99	.3**	Consent of persons to be named as director of PostRock Energy Corporation at the effective time of the recombination.
99	.4**	Proxy Card for Quest Resource Corporation Annual Meeting of Stockholders.
99	.5**	Proxy Card for Quest Energy Partners, L.P. Special Meeting of Common Unitholders.

*	Incorporated herein by reference.

**	Previously filed

***	Filed herewith.